

06010158



HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0012)

82-1561



HENDERSON INVESTMENT LIMITED
Incorporated in H
(Stock Code: 00

82-3964

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

DESPATCH OF SCHEME DOCUMENT

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Credit Suisse First Boston (Hong Kong) Limited

The Scheme Document and the Circular were despatched to certain HIL Shareholders and the HLD Shareholders respectively on Thursday, 22 December 2005.

The respective notices of the Court Meeting and the Extraordinary General Meeting to be held on Friday, 20 January 2006 are set out in the Scheme Document.

HIL Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Platinum, the independent financial adviser to the Independent Director, before making a decision on the Proposal.

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the Proposal (as revised) is subject to a number of Conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the Conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Wednesday, 22 February 2006. Details of these Conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later, if any, as the Court may allow and HIL Shareholders will be notified accordingly by press announcement.

HIL Shareholders, HLD Shareholders, holders of HLD Convertible Notes and potential investors are advised to exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes respectively.

Introduction

Reference is made to the joint announcements made by HLD and HIL dated 9 November 2005, 24 November 2005, 12 December 2005 and 15 December 2005. Terms defined in the scheme document despatched to HIL Shareholders on 22 December 2005 containing, among other things, further details of the Proposal and the Scheme ("Scheme Document") shall have the same meanings when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

The Scheme Document was despatched to HIL Shareholders other than the Controlling Parties (as their HIL Shares do not form part of the Scheme Shares) on Thursday, 22 December 2005.

The Scheme Document contains, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Companies Ordinance, information regarding the HIL Group and the HLD Group, valuation report, the letters from the Independent Director and the independent financial adviser to the Independent Director referred to below, a notice of Court Meeting and a notice of Extraordinary General Meeting.

Despatch of the Circular

The Proposal constitutes a discloseable transaction for HLD under the Listing Rules and a discloseable transaction circular containing such details ("Circular") was despatched to the HLD Shareholders on Thursday, 22 December 2005.

Recommendation of the Independent Director

The Independent Director is Mr. Philip Yuen Pak Yiu, the non-executive HIL Director, who has been appointed to advise the Independent Minority Shareholders in relation to the Proposal.

Platinum Securities Company Limited has been appointed by HIL as the independent financial adviser to advise the Independent Director in connection with the Proposal. The Scheme Document contains, among other things, a letter from Platinum giving its advice and recommendation to the Independent Director on the Proposal.

Independent Minority Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Platinum before making a decision on the Proposal. Actions to be taken by the Independent Minority Shareholders are set out in the Scheme Document.

Financial Effects of the Proposal

Premia represented by the Cancellation Consideration over historical exchange ratios

The premia represented by the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration, which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

			Previous period up to the Last Trading Date				
		Last Trading Date	10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 − 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Per share value comparisons

Based on the HLD Adjusted NTAV per HLD Share of HK$57.34, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately ....HK$22.94

- HIL Adjusted NTAV per HIL Share .... HK$16.42

- Premium arises 39.68%

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately (the "LTD Implied Value") ....HK$13.76

- Closing price per HIL Share on the Last Trading Date .... HK$10.65

- Premium arises 29.20%

Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately (the "LPD Implied Value") .... HK$14.78

- Closing price per HIL Share on the Latest Practicable Date .... HK$14.00

- Premium arises 5.57%

Comparisons of discounts to adjusted net tangible asset value

Last Trading Date:

HLD		HIL	
Closing Price per HLD Share on the Last Trading Date	HK$34.40	LTD Implied Value	HK$13.76
HLD Adjusted NTAV per HLD Share	HK$57.34	HIL Adjusted NTAV per HIL Share	HK$16.42
(Discount) arises	(40.01%)	(Discount) arises	(16.20%)

Latest Practicable Date:

HLD		HIL	
Closing Price per HLD Share on the Latest Practicable Date	HK$36.95	LPD Implied Value	HK$14.78
HLD Adjusted NTAV per HLD Share	HK$57.34	HIL Adjusted NTAV per HIL Share	HK$16.42
(Discount) arises	(35.56%)	(Discount) arises	(9.99%)

Financial information relating to the HIL Group

Set out below is a statement of the HIL Adjusted NTAV, which was arrived at based on the HIL NTAV and adjusted as follows:

	HK$'000
HIL NTAV as at 30 June 2005 *(Note 1)*	21,699,298
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 *(Notes 2 & 3)* net of tax adjustments *(Note 4)*	5,595,159
Final dividend of HK$0.15 per HIL Share paid on 6 December 2005	(422,599)
Attributable net unrealised loss on investments in securities as at 31 October 2005	(15,271)
Attributable provision for privatisation of Henderson Cyber	(161,596)
Excess of market value of the listed associates attributable to HIL Group over the share of interest in such listed associates as at 31 October 2005 *(Note 5)*	19,572,624
HIL Adjusted NTAV	46,267,615

	HK$
HIL Adjusted NTAV per HIL Share (based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date)	16.42

Notes:

(1) The HIL NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$22,852,508,000 as stated in the annual report of the HIL Group for the year ended 30 June 2005.

(2) DTZ has performed valuations in accordance with the requirement of Rule 11.1(f) of the Takeovers Code of all the property interests held by the HIL Group and the associated companies in which the HIL Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of those associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately HK$5,182,928,000 is arrived at after deducting (i) the carrying amount of investment properties as recorded in the books of the HIL Group as at 30 June 2005; and (ii) the carrying amount of properties held for development, properties under development and completed properties for sale as recorded in the books of the HIL Group as at 31 October 2005.

(3) The following property interests, all being interests held by the Hong Kong China Gas group, have not been included in the property valuation report prepared by DTZ:

(a) Description of property interests in Hong Kong		Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 *HK$ million*
Tenancies		
Pressure Reduction Stations/Pigging Stations		Nil
Customer Centres		Nil
Others (including works, storage and gas main pipeline laying, valve house etc.)		Nil
Private Treaty Grants		
Pressure Reduction Stations/Pigging Stations		115.6
Gas Holder		14.0
Tunnel Portals		18.7
	Sub-Total:	148.3
(b) Description of property interests in the PRC		
Water Works Plants and Gas Production Plants		282.8
Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
Offices		38.6
Customer Centres and Others		20.2
	Sub-Total:	354.0
	Total:	502.3

The HIL Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HIL Adjusted NTAV of approximately HK$46,267.6 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) This represents the reversal of the deferred tax liabilities of HK$997,083,000 attributable to the HIL Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$584,852,000 attributable to the HIL Group as at 31 October 2005 if the property interests of the HIL Group were to be sold at the revalued amount.

(5) The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.

(6) This Statement of HIL Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") which become effective for

the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HIL Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HIL Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HIL Adjusted NTAV. Therefore, the HIL Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HIL Adjusted NTAV.

Financial information relating to the HLD Group

Set out below is a statement of the HLD Adjusted NTAV, which was arrived at based on the HLD NTAV and adjusted as follows:

	HK$'000
HLD NTAV as at 30 June 2005 *(Note 1)*	65,851,572
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HLD Group as at 31 October 2005 *(Notes 2 and 3)*, net of tax adjustments *(Note 4)*	23,634,634
Attributable net unrealised loss on investments in securities as at 31 October 2005	(2,802)
Gain on privatisation of Henderson China Holdings Limited	777,595
Attributable provision for privatisation of Henderson Cyber	(122,548)
Final dividend of HK$0.60 per HLD Share paid on 6 December 2005	(1,088,748)
Excess of market value of the listed associates attributable to the HLD Group over its share of interest in such listed associates as at 31 October 2005 *(Note 5)*	14,999,417
HLD Adjusted NTAV	104,049,120
	HK$
HLD Adjusted NTAV per HLD Share (based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date)	57.34

Notes:

(1) The HLD NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$66,698,980,000 as stated in the annual report of the HLD Group for the year ended 30 June 2005 and taking into account the minority interest in the goodwill of HK$305,802,000.

(2) DTZ in accordance with the requirement of Rule 11.1(f) of the Takeovers Code has performed valuations of all the property interests held by the HLD Group and the associated companies in which the HLD Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of these associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately HK$23,281,731,000 is arrived at after deducting (i) the carrying value of the investment properties as recorded in the books of the HLD Group as at 30 June 2005; (ii) the carrying value of the properties held for development, the properties under development and the completed properties for sale as recorded in the books of the HLD Group as at 31 October 2005; and (iii) the minority interest in the net surplus.

According to DTZ's property valuation report set out in Appendix III to the Scheme Document, certain HLD Group's property interests (i.e. property interests nos. 237, 242, 243, 244, 248, 255 and 260) in the report have no commercial value as the respective Certificates for the Use of State-owned Land have not been obtained up to 31 October 2005. DTZ performed valuations on such properties on the assumption that the Certificates for the Use of State-owned Land have been obtained. A net surplus of approximately HK$997,000, which has been taken into account in the above statement, is arrived at after deducting the carrying values of such properties as recorded in the books of the HLD Group as at 31 October 2005.

(3) The following property interests, all being interests held by the Hong Kong China Gas Group, have not been included in the property valuation report prepared by DTZ:

		Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 *HK$ million*
(a) Description of property interests in Hong Kong		
Tenancies		
Pressure Reduction Stations/Pigging Stations		Nil
Customer Centres		Nil
Others (including works, storage and gas main pipeline laying, valve house etc.)		Nil
Private Treaty Grants		
Pressure Reduction Stations/Pigging Stations		115.6
Gas Holder		14.0
Tunnel Portals		18.7
	Sub-Total:	148.3
(b) Description of property interests in the PRC		
Water Works Plants and Gas Production Plants		282.8
Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
Offices		38.6
Customer Centres and Others		20.2
	Sub-Total:	354.0
	Total:	502.3

The HLD Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HLD Adjusted NTAV of approximately HK$104,049.1 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) This represents the reversal of the deferred tax liabilities of HK$4,040,859,000 attributable to the HLD Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$3,687,956,000 attributable to the HLD Group if the property interests of the HLD Group were to be sold at the revalued amount.

(5) The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.

(6) This statement of HLD Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") both of which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HLD Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HLD Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HLD Adjusted NTAV. Therefore, the HLD Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HLD Adjusted NTAV.

Indebtedness

HIL

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement in the Scheme Document, the HIL Group had outstanding borrowings of approximately HK$269 million, comprising bank borrowings of approximately HK$234 million, bank overdrafts of approximately HK$34 million and obligations under finance leases of approximately HK$1 million. The HIL Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HIL Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

HLD

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement in the Scheme Document, the HLD Group had outstanding borrowings of approximately HK$19,569 million, comprising bank loans of approximately HK$17,198 million, bank overdrafts of approximately HK$109 million, the HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 remained outstanding,

obligations under finance leases of approximately HK$1 million and other borrowings due to a fellow subsidiary of HLD of HK$2,072 million. The HLD Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HLD Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

The HLD Group had contingent liabilities as at 31 October 2005 in respect of guarantees given to financial institutions on behalf of purchasers of flats and guarantees given to banks to secure banking facilities of associate and jointly controlled entity in the amount of HK$147 million and HK$2,058 million respectively. In addition, there were contingent liabilities in respect of performance bonds for the due and proper performance of certain subsidiaries' obligations amounting to HK$73 million.

Meetings

The Court Meeting and the Extraordinary General Meeting will be held at 11:00 a.m. and 11:30 a.m. (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Friday, 20 January 2006, in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong. Notices of the Meetings are set out in the Scheme Document.

A further announcement will be made by HIL in relation to, inter alia, the voting results of the Court Meeting and the Extraordinary General Meeting.

Closure of register of members

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting of HIL, the register of members of HIL will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive) and during such period no transfer of HIL Shares will be effected. To qualify to vote at the Meetings, all transfers accompanied by the relevant share certificates must be lodged with share registrar of HIL, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 17 January 2006.

Provided that the Proposal is approved, the last day for dealing in the HIL Shares on the Stock Exchange will be Tuesday, 14 February 2006. In such an event, the register of members of HIL will be closed from 4:00 p.m. Friday, 17 February 2006. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL by no later than 4:00 p.m. on Friday, 17 February 2006.

Conditions of the Proposal

The HIL Shareholders, the HLD Shareholders, holders of HLD Convertible Notes and potential investors in the securities of HIL or HLD should be aware that the Proposal (as revised) is subject to a number of Conditions being fulfilled or waived, as applicable,

and therefore may or may not become effective. Subject to all the Conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Wednesday, 22 February 2006. Details of these Conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later, if any, as the Court may allow and HIL Shareholders will be notified accordingly by press announcement.

HIL Shareholders, HLD Shareholders, holders of HLD Convertible Notes and potential investors are advised to exercise extreme caution when dealing in the HIL Shares, the HLD Shares and the HLD Convertible Notes respectively.

Future Intentions

Other than as mentioned below, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL. The HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses.

Expected Timetable

Latest time for lodging transfers of the HIL Shares in order to be entitled to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Tuesday, 17 January 2006
Closure of Register for determination of entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting	Wednesday, 18 January to Friday, 20 January 2006 (both dates inclusive)

Latest time for lodging forms of proxy in respect of:

Court Meeting *(Note 1)* .... 11:00 a.m. on Wednesday, 18 January 2006

Extraordinary General Meeting *(Note 1)* .... 11:30 a.m. on Wednesday, 18 January 2006

Suspension of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes .... 9:30 a.m. on Friday, 20 January 2006

Court Meeting .... 11:00 a.m. on Friday, 20 January 2006

Extraordinary General Meeting .... 11:30 a.m. on Friday, 20 January 2006 or so soon thereafter as the Court Meeting shall have been concluded or adjourned

Announcement of the results of the Meetings published on the Stock Exchange website .... 7:00 p.m. on Friday, 20 January 2006

Press announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Times ....Monday, 23 January 2006

Resumption of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes .... 9:30 a.m. on Monday, 23 January 2006

Last day for dealings in the HIL Shares .... Tuesday, 14 February 2006

Latest time for lodging transfers of the HIL Shares in order to qualify for the Cancellation Consideration under the Scheme .... 4:00 p.m. on Friday, 17 February 2006

Suspension of dealings in the HLD Shares and the HLD Convertible Notes .... 9:30 a.m. on Tuesday, 21 February 2006

Court hearing of petition to sanction the Scheme .... Tuesday, 21 February 2006

Record Time .... 5:00 p.m. on Tuesday, 21 February 2006

Press announcement of the result of the Court hearing of petition to sanction the Scheme in the South China Morning Post and the Hong Kong Economic Times .... Wednesday, 22 February 2006

Resumption of dealings in the HLD Shares and the HLD Convertible Notes .... 9:30 a.m. on Wednesday, 22 February 2006

Effective Date *(Note 2)* .... Wednesday, 22 February 2006

Withdrawal of the listing of the HIL Shares on the Stock Exchange *(Note 2)* .... *4:00 p.m. on Wednesday, 22 February 2006*

Press announcement of the Effective Date and the withdrawal of the listing of the HIL Shares in the South China Morning Post and the Hong Kong Economic Times .... Thursday, 23 February 2006

Share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme to be despatched on or before (Note 3) .... Saturday, 4 March 2006

Period during which odd lot trading arrangement in relation to the HLD Shares is provided .... Monday, 6 March 2006 to Tuesday, 6 June 2006

Notes:

1. Forms of proxy should be lodged with the share registrar of HIL, Standard Registrars Limited as soon as possible and by the times and dates stated above. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In such event, the returned form of proxy will be deemed to have been revoked.

2. The Scheme will become effective when it is sanctioned (with or without modification) by the Court and an office copy of the order of the Court, together with the minute containing the particulars required by Section 61 of the Companies Ordinance, are delivered to and registered by the Registrar of Companies. Registration is expected to take place on 22 February 2006. The Minority Shareholders should note the Conditions set out in the Explanatory Statement on pages 66 to 68 of the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the HIL Shares on the Stock Exchange will be withdrawn on 22 February 2006.

3. Share certificates for the HLD Shares will be despatched within 10 days from the Effective Date.

It should be noted that the above timetable, which is based on the assumption that the Scheme will be approved by the Minority Shareholders and mainly dependent on the availability of the dates for the Court to hear the proceedings relating to the Scheme, is subject to change. Further announcements will be made in the event that there is any change.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 22 December 2005

As at the date of this announcement, the HLD Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (ii) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HIL Group) misleading.

As at the date of this announcement, the HIL Board comprises: (i) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (ii) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (iii) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD and its subsidiaries (except the HIL Group)) misleading.

Please also refer to the published version of this announcement in South China Morning Post.

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of
HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 20 December 2005 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Henderson Investment Limited (恒基兆業發展有限公司) other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the aforementioned holders of ordinary shares of HK$0.20 each and that such Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. at which place and time all such holders of ordinary shares of HK$0.20 each in the capital of the Company are requested to attend.

Any person entitled to attend the Meeting can obtain a copy of the printed composite document containing the Scheme of Arrangement and an Explanatory Statement required to be furnished pursuant to Section 166A of the above-mentioned Ordinance, together with a form of proxy, during business hours on any day prior to the day appointed for the Meeting (other than a Saturday afternoon, a Sunday or a public holiday) at the registered office of the Company at 72nd-76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong and at the offices of the Company's Solicitors mentioned below.

The above-mentioned holders of ordinary shares of HK$0.20 each in the capital of the Company may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead.

It is requested that forms appointing proxies be lodged with the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre,

56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlements to attend and vote at the Meeting, the Register of Members of the Company will be closed between 18 January 2006 to 20 January 2006, both dates inclusive.

By the same Order, the Court has appointed Philip Yuen Pak Yiu or, failing him, Augustine Wong Ho Ming or, failing him, Sit Pak Wing to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 22 December 2005

WOO, KWAN, LEE & LO
27th Floor, Jardine House
1 Connaught Place
Central,
Hong Kong
Solicitors for Henderson Investment Limited

Please also refer to the published version of this announcement in South China Morning Post.



HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 0097)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:30 a.m. (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"**THAT**:

(A) the Scheme of Arrangement dated 22 December 2005 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the authorised capital of the Company be increased to its former amount of HK$720,000,000 by the creation of such number of new ordinary shares of HK$0.20 each in the capital of the Company as is equal to the number of the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares of HK$0.20 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to Henderson Land Development Company Limited or as it may direct and the Directors of the Company be and are hereby unconditionally authorized to allot and issue the same accordingly."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Dated 22 December 2005

Registered Office:
72nd - 76th Floors,
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the above Meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

(ii) A white form of proxy for use at the Meeting is enclosed with the composite document containing the Scheme dated 22 December 2005 despatched to members of the Company on 22 December 2005.

(iii) The white form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited with the Registrar of the Company, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Meeting or adjourned Meeting or poll (as the case may be) and in default the form of proxy shall not be treated as valid. Completion and delivery of the form of proxy will not preclude a member from attending and voting in person at the Meeting or poll concerned and, in such event, his form of proxy shall be deemed to have been revoked.

(iv) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members in respect of such share shall alone be entitled to vote in respect thereof.

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the actions to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Investment Limited**, you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

To: Independent Minority Shareholders (as defined herein) residing in the United States of America ("U.S."):

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the U.S.. Financial statements included in this document are those of the foreign companies which have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since both Henderson Investment Limited and Henderson Land Development Company Limited are located in a foreign country and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a judgment of a U.S. court. You should be aware that Henderson Land Development Company Limited may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

PROPOSED PRIVATISATION BY



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0012)

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$0.20 EACH IN HENDERSON INVESTMENT LIMITED HELD BY THE HOLDERS OF SCHEME SHARES (AS DEFINED HEREIN)

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Independent financial adviser to the Independent Director (as defined herein) of Henderson Investment Limited



PLATINUM
Securities

A letter from the board of directors of Henderson Investment Limited is set out on pages 9 to 16 of this document. An explanatory statement regarding the Proposal (as defined herein) is set out on pages 64 to 315 of this document. A letter from the Independent Director (as defined herein) containing his advice to the Independent Minority Shareholders in relation to the Proposal is set out on pages 17 and 18 of this document. A letter from the independent financial adviser, Platinum Securities Company Limited, containing its advice to the Independent Director in relation to the Proposal is set out on pages 19 to 63 of this document.

The actions to be taken by the Independent Minority Shareholders are set out on pages 90 and 91 of this document.

Notices convening the Meetings (as defined herein) to be held on 20 January 2006 are set out on pages 326 to 329 of this document. **Whether or not you are able to attend either of the meetings, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge both of them with the share registrar of Henderson Investment Limited, Standard Registrars Limited as soon as possible. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the white form of proxy, it must be lodged not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting. In the case of the pink form of proxy, however, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.**

This document is issued jointly by Henderson Investment Limited and Henderson Land Development Company Limited.

22 December 2005

In this document (other than the Scheme and notices of the Meetings), the following expressions shall have the meanings respectively set opposite them unless the context otherwise requires:

"Announcement"	the announcement dated 9 November 2005 issued jointly by HIL and HLD relating to, amongst other things, the Proposal
"Announcement Date"	9 November 2005, being the date of the Announcement
"associate"	has the meaning ascribed to it under the Takeovers Code
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Consideration"	the cancellation consideration under the Proposal, being one HLD Share for every 2.5 Scheme Shares held
"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Condition(s)"	the conditions or any of them to which the Proposal is subject, all of which are set out in the Explanatory Statement on pages 66 to 68 of this document
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing
"Connected Parties"	the Excluded Parties other than Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Court Meeting"	the meeting of the Minority Shareholders to be convened at the direction of the Court for the approval of the Scheme, notice of which is set out on pages 326 and 327 of this document, and any adjournment thereof
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, the financial adviser to HLD in connection with the Proposal
"CSFB Group"	CSFB and entities controlling, controlled by or under the same control as CSFB

CONTENTS

"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"DTZ"	DTZ Debenham Tie Leung Limited, an independent professional property valuer
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be 22 February 2006
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Executive"	Executive Director of the Corporate Finance Division of the SFC and his delegate
"Explanatory Statement"	the explanatory statement set out on pages 64 to 315 of this document and issued in compliance with Section 166A of the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of HIL convened for the approval and implementation of the Scheme, notice of which is set out on pages 328 and 329 of this document, and any adjournment thereof
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"Henderson Cyber"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and the HIL Shares are listed on the Main Board of the Stock Exchange
"HIL Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HIL Group which is based on the HIL NTAV and adjusted for certain items as set out in section 6 of Appendix I to this document

"HIL Board"	the board of directors of HIL
"HIL Director(s)"	director(s) of HIL
"HIL Group"	HIL and its subsidiaries
"HIL NTAV"	the consolidated net tangible asset value of the HIL Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HIL Share(s)"	ordinary share(s) of HK$0.20 each in the capital of HIL
"HIL Shareholder(s)"	holder(s) of HIL Shares
"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and the HLD Shares are listed on the Main Board of the Stock Exchange with secondary listing on The Tokyo Stock Exchange
"HLD Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HLD Group which is based on the HLD NTAV and adjusted for certain items as set out in section 6 of Appendix II to this document
"HLD Board"	the board of directors of HLD
"HLD Convertible Note(s)"	1.00% guaranteed convertible notes due 2006 issued by Henson International Finance Limited on 9 February 2004 and guaranteed by HLD
"HLD Director(s)"	director(s) of HLD
"HLD Group"	HLD and its subsidiaries
"HLD NTAV"	the consolidated net tangible asset value of the HLD Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HLD Shareholder(s)"	holder(s) of HLD Shares
"HLD Share(s)"	ordinary share(s) of HK$2.00 each in the capital of HLD
"holder"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong China Gas"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Hong Kong Ferry"	Hong Kong Ferry (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Independent Director"	Philip Yuen Pak Yiu, the non-executive HIL Director appointed to advise the Independent Minority Shareholders in relation to the Proposal
"Independent Minority Shareholder(s)"	Minority Shareholder(s) other than the holders of the HIL Shares beneficially owned by the Excluded Parties
"Last Trading Date"	4 November 2005, being the trading day immediately before the suspension of tradings in the securities of HIL and HLD pending the issue of the Announcement
"Latest Practicable Date"	19 December 2005, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Meetings"	the Court Meeting and the Extraordinary General Meeting and "Meeting" means either one of them
"Minority Shareholder(s)"	HIL Shareholders other than the holders of the HIL Shares beneficially owned by the Controlling Parties
"Miramar"	Miramar Hotel and Investment Company, Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Platinum"	Platinum Securities Company Limited, the independent financial adviser to the Independent Director
"PER"	price to earnings ratio
"PRC"	People's Republic of China

"Proposal"	the proposal for the privatisation of HIL by HLD by way of the Scheme
"Record Time"	5:00 p.m. Hong Kong time on the trading day immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	the scheme of arrangement between HIL and the holders of Scheme Shares under Section 166 of the Companies Ordinance as set out on pages 316 to 325 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Court
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers issued by the SFC
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"trading day"	a day on which the Stock Exchange is open for dealings in securities
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.ft."	square feet
"%"	per cent

	2006
Latest time for lodging transfers of the HIL Shares in order to be entitled to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Tuesday, 17 January
Closure of Register for determination of entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting	Wednesday, 18 January to Friday, 20 January (both dates inclusive)
Latest time for lodging forms of proxy in respect of:	
Court Meeting *(Note 1)*	11:00 a.m. on Wednesday, 18 January
Extraordinary General Meeting *(Note 1)*	11:30 a.m. on Wednesday, 18 January
Suspension of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Friday, 20 January
Court Meeting	11:00 a.m. on Friday, 20 January
Extraordinary General Meeting	11:30 a.m. on Friday, 20 January or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Announcement of the results of the Meetings published on the Stock Exchange website	7:00 p.m. on Friday, 20 January
Press announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Times	Monday, 23 January
Resumption of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Monday, 23 January
Last day for dealings in the HIL Shares	Tuesday, 14 February
Latest time for lodging transfers of the HIL Shares in order to qualify for the Cancellation Consideration under the Scheme	4:00 p.m. on Friday, 17 February

Suspension of dealings in the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Tuesday, 21 February
Court hearing of petition to sanction the Scheme	Tuesday, 21 February
Record Time	5:00 p.m. on Tuesday, 21 February
Press announcement of the result of the Court hearing of petition to sanction the Scheme in the South China Morning Post and the Hong Kong Economic Times	Wednesday, 22 February
Resumption of dealings in the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Wednesday, 22 February
Effective Date *(Note 2)*	Wednesday, 22 February
Withdrawal of the listing of the HIL Shares on the Stock Exchange *(Note 2)*	4:00 p.m. on Wednesday, 22 February
Press announcement of the Effective Date and the withdrawal of the listing of the HIL Shares in the South China Morning Post and the Hong Kong Economic Times	Thursday, 23 February
Share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme to be despatched on or before *(Note 3)*	Saturday, 4 March
Period during which odd lot trading arrangement in relation to the HLD Shares is provided	Monday, 6 March to Tuesday, 6 June

The Minority Shareholders should note that the above timetable, which is mainly dependent on the availability of the dates for the Court to hear the proceedings for the sanction of the Scheme, is subject to change. Further announcements will be made in the event that there is any change to the timetable.

Notes:

1. Forms of proxy should be lodged with the share registrar of HIL, Standard Registrars Limited as soon as possible and by the times and dates stated above. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to

be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In such event, the returned form of proxy will be deemed to have been revoked.

2. The Scheme will become effective when it is sanctioned (with or without modification) by the Court and an office copy of the order of the Court, together with the minute containing the particulars required by Section 61 of the Companies Ordinance, are delivered to and registered by the Registrar of Companies. Registration is expected to take place on 22 February 2006. The Minority Shareholders should note the Conditions set out in the Explanatory Statement on pages 66 to 68 of this document. If the Scheme becomes effective, it is expected that the listing of the HIL Shares on the Stock Exchange will be withdrawn on 22 February 2006.

3. Share certificates for the HLD Shares will be despatched within 10 days from the Effective Date.



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

Executive Directors :
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Ho Wing Fun
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors :
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)

Independent Non-executive Directors :
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office :
72nd - 76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

22 December 2005

To the Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

INTRODUCTION

On 8 November 2005, HLD, which controls approximately 73.48% of the issued share capital of HIL, requested the HIL Board to put forward a proposal to the Minority Shareholders for the

privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. The Proposal will result in HIL becoming a wholly-owned subsidiary of HLD. Upon the Scheme becoming effective, the listing of the HIL Shares on the Stock Exchange will be withdrawn.

As at the Latest Practicable Date, HLD, through the Controlling Parties, remained beneficially interested in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme.

Further, in view of the interest of HLD in the Proposal and its close relationships with the Excluded Parties as explained in the paragraphs under the sub-heading "HIL" in the section entitled "Effects of the Proposal on Shareholding Structures of HIL and HLD" in the Explanatory Statement on pages 71 to 73 of this document, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, all of the 57,014,064 HIL Shares beneficially owned by the Excluded Parties, representing approximately 2.03% of the issued share capital of HIL, will neither be represented nor voted at the Court Meeting notwithstanding that such HIL Shares form part of the Scheme Shares.

CSFB has been appointed by HLD as its financial adviser in connection with the Proposal.

The HIL Board consists of twenty HIL Directors, fourteen of whom are executive HIL Directors, three are non-executive HIL Directors and the remaining three are independent non-executive HIL Directors. All the executive HIL Directors, because of their involvement in the decision making process as regards the Proposal, are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. Apart from Philip Yuen Pak Yiu, the remaining non-executive HIL Directors and all three independent non-executive HIL Directors are all common directors of HLD and HIL. As such, they are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal either. As a result, Philip Yuen Pak Yiu, a non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal. For this purpose, Platinum has been appointed by the HIL Board, whose appointment has been specifically approved by the Independent Director, as the independent financial adviser to advise him on the Proposal.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. Your attention is also drawn to the letter from the Independent Director, the letter from Platinum to the Independent Director, the Explanatory Statement and the Scheme, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation of all of the Scheme Shares. Upon the reduction

taking effect, the authorised share capital of HIL will be restored to its former amount of HK$720,000,000 by the creation of new HIL Shares, which will be equal to the number of the Scheme Shares cancelled. With the credit arising from the reduction, the 747,083,536 new HIL Shares so created will be credited as fully paid and issued to HLD or as it may direct.

In consideration of the cancellation of the Scheme Shares, the holders of the Scheme Shares will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held . . . . one HLD Share.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

Settlement of the Cancellation Consideration will be made without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of the Scheme Shares.

HLD is authorised to issue the new HLD Shares under the general mandate granted to the HLD Directors at its annual general meeting held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be fully paid, ranking *pari passu* with the existing HLD Shares. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

As the 2,070,243,859 HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

In arriving at the Cancellation Consideration, the HLD Board has considered certain financial aspects and prevailing market price levels of both HIL Shares and HLD Shares. The premia represented by the Cancellation Consideration, which are calculated by reference to the various ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on any of the specified date or period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on any of the specified date or period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24 % respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in the Explanatory Statement on pages 73 to 75 of this document.

The issue of shares to parties defined as "connected persons" under the Listing Rules would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu Sang, a company controlled by a trustee of a trust related to some of the HLD Directors, the issue of HLD Shares to the holders of the HIL Shares beneficially owned by the Connected Parties under the Scheme will accordingly require the approval by the independent HLD Shareholders. In the circumstances, as stated in the announcement dated 24 November 2005 issued jointly by HIL and HLD, a share transfer

arrangement was put in place without involving any issue of new HLD Shares to the Connected Parties. Under the arrangement, HLD will procure Henderson Development, which is taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees the HLD Shares to which they would be entitled under the Scheme in return for HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to the arrangement. Since the value of such HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares are in effect issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at the Latest Practicable Date. Further announcement on the amount of payment to be made to Henderson Development will be made when determined. However, based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to finance the payment to be made to Henderson Development from internal resources. CSFB, the financial adviser to HLD, is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As announced on 24 November 2005, Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcements. Subject to the fulfillment or waiver of the Conditions, the Proposal, expected to be effective on 22 February 2006, will become binding on HIL and all holders of the Scheme Shares. Share certificates for the HLD Shares are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

SHAREHOLDING STRUCTURE, INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES AND THE EXCLUDED PARTIES

Details in relation to the shareholdings and interests of the Controlling Parties and the Excluded Parties are disclosed in the section headed "Shareholding Structure, Information relating to the interests of the Controlling Parties and the Excluded Parties" in the "Explanatory Statement" on pages 84 and 85 of this document.

FINANCIAL EFFECTS OF THE PROPOSAL

For further analysis on the financial effects of the Proposal, your attention is drawn to the section headed "Financial Effects of the Proposal" in the Explanatory Statement on pages 68 to 71 of this document.

EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

For tables showing the effects of the Proposal on the shareholdings of HIL and HLD, your attention is drawn to the section headed "Effects of the Proposal on Shareholding Structures of HIL and HLD" in the Explanatory Statement on pages 71 to 73 of this document.

BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in the Explanatory Statement on pages 73 to 75 of this document.

INFORMATION RELATING TO THE HIL GROUP, THE HLD GROUP AND FUTURE INTENTIONS

Your attention is also drawn to the sections headed "Information relating to the HIL Group", "Information relating to the HLD Group" and "Future Intentions" in the Explanatory Statement on pages 75 to 83 of this document.

OTHER INFORMATION

Lee Shau Kee, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing, all being HLD Directors, are interested in the HIL Shares. Lee Ka Kit, Lee Ka Shing and Li Ning, who are either beneficiaries or a spouse of a beneficiary of discretionary trusts related to certain HLD Directors, are taken to be interested in the HIL Shares under the SFO. The Executive on 18 November 2005 ruled that there was no evidence to suggest that these HLD Directors faced a conflict of interest under Rule 2.4 of the Takeovers Code and, accordingly, the requirements under Rule 2.4 to obtain independent advice prior to announcing the Proposal would not apply to HLD, subject to the written confirmation by each of Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing to the Executive that each of them had not and would not take part as an HLD Director in the decision making process of HLD as regards the Proposal, and their undertakings that they would not take part as HIL Shareholders in meetings of HIL Shareholders to approve the Proposal and that they would not receive any ancillary benefit in respect of the making of the Proposal. The requisite confirmations and undertakings were given to the SFC on 7 December 2005.

MEETINGS AND ACTIONS TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

As may be observed from the notices of Meetings on pages 326 to 329 of this document, the Meetings have been convened to be held at 11:00 a.m. and 11:30 a.m. respectively in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006.

The Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme, with or without modifications. In so far as the statutory requirement for the sanction of the Scheme by the Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

Although the Controlling Parties will not be entitled to attend the Court Meeting as they are not parties to the Scheme, the 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL, beneficially owned by them will be represented and voted in favour of the special resolution to be proposed at the Extraordinary General Meeting in the absence of any restrictions preventing them from doing so.

As the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code, the 57,014,064 HIL Shares beneficially owned by them, although forming part of the Scheme Shares, will neither be represented nor voted at the Court Meeting to approve the Scheme. Other than each of those HIL Directors who had given a written undertaking to the Executive not to do so as referred to in the section headed "Other Information" above, the holders of the HIL Shares beneficially owned by the Excluded Parties, in the absence of any prohibition restricting the holders of the HIL Shares beneficially owned by the Excluded Parties from attending and voting at the Extraordinary General Meeting, can attend and vote at the Extraordinary General Meeting.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them at the office of the share registrar of HIL, Standard Registrars Limited as soon as possible, but in any case not later than the following respective times. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 18 January 2006, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 18 January 2006. A self-addressed pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Investment Limited" are enclosed in

order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends a Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive) and during such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL at either of the addresses mentioned above not later than 4:00 p.m. on Tuesday 17 January 2006.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND DESPATCH OF SHARE CERTIFICATES, ODD LOT TRADING ARRANGEMENT

Your attention is drawn to the sections headed "Share Certificates, Dealings and Listing", "Registration and Despatch of Shares Certificates" and "Odd Lot Trading Arrangement" in the Explanatory Statement on pages 85 to 87 of this document.

FURTHER INFORMATION

A letter from the Independent Director to the Independent Minority Shareholders as well as a letter from Platinum to the Independent Director are reproduced on pages 17 to 63 of this document. We advise you to read these letters carefully before you take any action in respect of the Proposal.

In considering what actions to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisers.

You are also urged to read carefully the Explanatory Statement and all the appendices to the Explanatory Statement set out on pages 64 to 315 of this document, the Scheme set out on pages 316 to 325 of this document and the notices of the Meetings set out on pages 326 to 329 of this document.

Yours faithfully,
For and on behalf of the HIL Board
Dr. Lee Shau Kee
Chairman and Managing Director



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

22 December 2005

To the Independent Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation Of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

Terms used in this letter have the same meanings as those defined in the document of which this letter forms part.

In accordance with the Announcement, HLD on 8 November 2005 requested the HIL Board to put forward a proposal to the Minority Shareholders regarding a privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation and extinguishment of all the Scheme Shares. It was further announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. Details of the Proposal are set out in the section entitled "Letter from the HIL Board" on pages 9 to 16 of the document. For the purpose of the Proposal, I have been appointed the Independent Director in order to make a recommendation to the Independent Minority Shareholders as to how they should vote on the Scheme. Platinum has been appointed as the independent financial adviser to advise me in connection with the Proposal.

Having taken into account the terms of the Proposal and the opinion of Platinum and, in particular, the factors, reasons and recommendations set out in the letter from Platinum to me which appears on pages 19 to 63 of this document and to which I draw the specific attention of the Independent Minority Shareholders, I consider that the terms of the Proposal are fair and reasonable in so far as the Independent Minority Shareholders are concerned. Accordingly, I recommend the Independent Minority Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting. I also recommend the Independent Minority Shareholders to vote in favour of the special resolution to approve and give effect to the Scheme at the Extraordinary General Meeting.

The attention of the Independent Minority Shareholders is also drawn to (i) the Letter from the HIL Board, (ii) the Explanatory Statement and (iii) the Appendices which form part of the Explanatory Statement, in particular, the Property Valuations in Appendix III to the document of which this letter forms part.

Yours faithfully,
Philip Yuen Pak Yiu
Non-executive Director

Set out below is the text of the letter of advice from the Platinum, the independent financial adviser to the Independent Director prepared for the purpose of incorporation into this document:



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

22 December 2005

To the Independent Director

Dear Sir,

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

INTRODUCTION

Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the document to the Minority Shareholders of HIL dated 22 December 2005 (the "Scheme Document") issued by HIL of which this letter forms part.

We refer to our engagement by the HIL Board as the independent financial adviser to advise the Independent Director in respect of the proposed privatisation of HIL by HLD by way of a scheme of arrangement under Section 166 of the Companies Ordinance. Details of the Scheme are contained in the Scheme Document. Our appointment by the HIL Board has also been approved by the Independent Director in compliance with Rule 2.1 of the Takeovers Code.

As the independent financial adviser, we are required under Rule 2.1 of the Takeovers Code to advise the Independent Director as to whether or not the terms of the Proposal are fair and reasonable so far as the Independent Minority Shareholders are concerned and to make a recommendation as to its acceptance or not.

Platinum is independent from, and is not associated with, HLD, HIL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Proposal.

We will receive a normal professional fee from HIL in connection with our appointment as the independent financial adviser. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from HLD or HIL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

INDEPENDENT DIRECTOR

As stated in the letter from the HIL Board, the HIL Board consists of twenty HIL Directors, fourteen of whom are executive HIL Directors, three are non-executive HIL Directors and the remaining three are independent non-executive HIL Directors. All the executive HIL Directors, because of their involvement in the decision making process as regards the Proposal, are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. Apart from Philip Yuen Pak Yiu, the remaining non-executive HIL Directors and all three independent non-executive HIL Directors are all common directors of HLD and HIL. As such, they are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal either. As a result, Philip Yuen Pak Yiu, a non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal.

QUALIFICATIONS ON THIS LETTER

This letter is subject to the following qualifications:

(a) in formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of the HIL Board and the management of HIL concerning HIL, the Proposal, including those facts, opinions and representations set out in the Scheme Document. Examples of such information include financial information, terms of the Proposal, current business operations, general future outlook and reasons behind the privatisation. We have also relied on the HIL Directors to ensure that the information and facts supplied to us by HIL are true, accurate and complete. We have also assumed that all information, representations and opinions contained and referred to in the Scheme Document are true and accurate and the opinions expressed by the experts are fair and reasonable and, accordingly, we have relied on them. The HIL Board has confirmed that it takes full responsibility for the contents related to and supplied by HIL in the Scheme Document;

(b) we have no reason to believe that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Scheme Document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the HIL Group. The HIL Board has confirmed to us that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Proposal;

(c) we did not participate in the negotiations with respect to the terms of the Proposal. We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Proposal. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us or to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by HIL, the HIL Directors and the HIL's advisers and representatives;

(d) we are instructed to act as the independent financial adviser to the Independent Director in relation to the terms of the Proposal. As such, the scope of our review, and, consequentially, our opinion, is limited by reference to a financial point of view only and does not include any statement or opinion as to the merits or otherwise of the Proposal from any other point of view;

(e) we have considered the Proposal from the perspective of the Independent Minority Shareholders as a whole, and not from the perspective of each individual Independent Minority Shareholder. As such, each Independent Minority Shareholder should consider his vote on the merits or otherwise of the Proposal in his own circumstances and from his own point of view, having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his own investment objectives;

(f) we have not been requested to opine on, and our opinion does not in any manner address, any tax implication on the Independent Minority Shareholders, any procedure in connection with the Proposal and any past, current or future foreign exchange rate fluctuations in any currency, whether HK$, RMB or otherwise;

(g) we express no opinion as to whether the Proposal will be completed or achieved;

(h) nothing contained in this letter should be construed as an opinion or view on the trading prices or market trends of any securities of HIL at any particular time;

(i) we were not requested to and did not provide services other than expressing our opinion in this letter relating to the terms of the Proposal; and

(j) the opinion contained in this letter is intended to provide only one of the bases on which the Independent Director may make his recommendation to the Independent Minority Shareholders on whether to accept and vote in favour of the Proposal.

This letter is for the information of the Independent Director solely in connection with his consideration of the Proposal and, except for its inclusion in the Scheme Document and all references thereto in the letter from the Independent Director and elsewhere set out in the Scheme Document, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

We are a corporation licensed to carry out types 1 and 6 of the regulated activities under the SFO. We and our affiliates, whose ordinary business involves, among others, trading of, and dealing in, securities may be involved in the trading of, dealing in, and the holding of the securities of HIL or HLD for client accounts. As at the Latest Practicable Date, Platinum does not have any shareholdings in HIL Shares or HLD Shares in any form on a proprietary position.

PRINCIPAL TERMS AND CONDITIONS OF THE SCHEME DOCUMENT

In summary, the Proposal involves the following principal terms and conditions:

(a) the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation of all of the Scheme Shares. Upon the reduction taking effect, the authorised share capital of HIL will be restored to its former amount of HK$720,000,000 by the creation of new HIL Shares, which will be equal to the number of the Scheme Shares cancelled. With the credit arising from the reduction, the 747,083,536 new HIL Shares so created will be credited as fully paid and issued to HLD or as it may direct;

(b) in consideration of the cancellation of the Scheme Shares, the holders of the Scheme Shares will be entitled to receive the Cancellation Consideration on the basis of one HLD Share for every 2.5 Scheme Shares, and no holder of the Scheme Shares shall be entitled to a fraction of an HLD Share;

(c) under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes;

(d) under the share transfer arrangement, HLD will procure Henderson Development, which is taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees the HLD Shares to which they would be entitled under the Scheme in return for HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred;

(e) the HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses;

(f) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(g) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL; and

(h) the Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcements. Subject to the fulfillment or waiver of the Conditions, the Proposal, expected to be effective on 22 February 2006, will become binding on HIL and all holders of the Scheme Shares. Share certificates for the HLD Shares are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Statement contained in the Scheme Document.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation relating to the terms of the Proposal, we have taken into consideration the following principal factors and reasons:

Background to, and reasons for, the Proposal

HIL is a company incorporated in Hong Kong with limited liability and whose HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

As stated in the Explanatory Statement, the HLD Board and the HIL Board have identified a number of reasons for the benefits of the Proposals. These include:

(a) the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time;

(b) HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and a member of the Hang Seng Index (the "HSI") resulting in the HLD Shares becoming, in time, more attractive to institutional investors;

(c) the Proposal offers the Independent Minority Shareholders an opportunity to exchange their investment in HIL for an investment in HLD at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to the Last Trading Date;

(d) the Proposal offers the Independent Minority Shareholders participation in the other businesses of HLD, including the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL, including those of Hong Kong China Gas, Hong Kong Ferry and Miramar; and

(e) HLD is a significant member of the HSI in Hong Kong, ranked 17 and 16 by market capitalisation on the basis of the closing prices of all the HSI constituent companies respectively on the Last Trading Date and the Latest Practicable Date. Moreover, the HLD Shares have in the past generally enjoyed better trading liquidity than the HIL Shares.

Increase in the Cancellation Consideration

As stated in the letter from the HIL Board, it was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

We consider that this choice being made available is in the interests of the Independent Minority Shareholders as a whole, especially after we have reviewed other aspects of the Proposal which we will discuss in the ensuing sections of this letter.

Historical financial performance and future growth

According to the 2005 annual report of HIL, sale of properties and rental income represented approximately 47.23% of the turnover of the HIL Group. Meanwhile, our analysis below shows that the share of results of associated companies contributed to approximately 80.02%, 69.01% and 67.37% of the HIL Group's profit before taxation for the three financial years ended 30 June 2005 respectively. Share of results of Hong Kong China Gas alone accounted for approximately 72.07%, 51.28% and 48.40% of the profit before taxation of the HIL Group for the three financial years ended 30 June 2005 respectively.

A summary of the key financials from the audited consolidated results of the HIL Group for the three financial years ended 30 June 2005 is set out below:

Table 1: Key financials of the HIL Group for the three financial years ended 30 June 2005

	For the financial year ended 30 June			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	*%*	*%*
	(restated)[1]	*(restated)*[2]			
Turnover	1,181,245	1,255,773	1,294,420	6.31	3.08
Profit from operations[3]	466,459	889,196	1,471,572	90.63	65.49
Share of results of associated companies and jointly controlled entities[4]	1,539,060	1,831,631	2,870,868	19.01	56.74
Profit from ordinary activities before taxation	1,923,458	2,654,099	4,261,565	37.99	60.57
Profit for the year attributable to the HIL Shareholders	1,565,278	2,129,869	3,505,160	36.07	64.57

Note 1: The accounts have been restated due to the HIL Group's adoption of the Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants for the financial year ended 30 June 2004.

Note 2: The accounts have been restated due to the adoption of: (i) Hong Kong Financial Reporting Standard 3; (ii) HK Interpretation 1; (iii) Hong Kong Accounting Standard 40 Investment property; and (iv) HK (SIC) Interpretation 21 Income taxes — Recovery of revalued non-depreciable assets for the financial year ended 30 June 2005.

Note 3: Profit from operations

	For the financial year ended 30 June		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
	(restated)	*(restated)*	
Gross Profit	595,620	663,163	702,604
Other operating income	98,454	86,565	71,726
Gain on disposal of investments in securities	12,815	61,911	—
(Loss) gain on disposal of property, plant and equipment	(1,269)	76,091	(2,065)
Unrealised holding gain on investments in securities	63,104	48,901	25,942
Impairment loss on property, plant and equipment recognised	(14,318)	(435)	—
Reversal of impairment loss on properties held for development (recognised)	(6,404)	367	—
Write back of allowance for completed properties for sale (recognised)	(46,302)	17,254	—
Fair value gain on investment properties	—	160,933	890,345
Selling and distribution costs	(59,475)	(62,059)	(55,398)
Administrative expenses	(175,766)	(163,495)	(161,582)
Profit from operations	466,459	889,196	1,471,572

Note 4: For information purposes, the following is a breakdown of the share of results of the associated companies of HIL for the three financial years ended 30 June 2005

	For the financial year ended 30 June		
	2003	**2004**	**2005**
	HK$ million	*HK$ million*	*HK$ million*
	(restated)	*(restated)*	
Hong Kong China Gas	1,386	1,361	2,063
Hong Kong Ferry	94	55	103
Miramar	27	344	501
Other non-listed associates	32	72	204
Share of results of associated companies — before taxation	1,539	1,832	2,871
Share of results of associated companies — after taxation	1,276	1,513	2,382

Source: Management of HIL and 2003, 2004 and 2005 annual reports of HIL

Although the turnover of the HIL Group generally showed an upward trend over the three financial years ended 30 June 2005 and grew from approximately HK$1.18 billion in 2003 to approximately 1.29 billion in 2005, we note that the annual growth rate of the HIL Group's turnover dropped from approximately 6.31% in 2004 to approximately 3.08% in 2005. Moreover, the annual growth rate of profit from operations also dropped from approximately 90.63% in 2004 to approximately 65.49% in 2005.

The net profit of the HIL Group increased by approximately 36.07% and approximately 64.57% in 2004 and 2005, respectively, and reached approximately HK$3.51 billion in 2005. However, we note from the 2005 annual report of HIL that the HIL Group adopted the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21 for the financial year ended 30 June 2005. As a result, the HIL Group recorded revaluation gains on investment properties of approximately HK$160.9 million and approximately HK$890.3 million in 2004 and 2005 respectively. Excluding the effects arising from the revaluation of investment properties, the HIL Group's net profit would have only amounted to approximately HK$2.22 billion, which would represent an increase of only approximately 22.00% over the corresponding figure in 2004.

Property leasing segment accounted for approximately 47.11% of the turnover of the HIL Group for the year ended 30 June 2005. Rental income has been a steady source of income to the HIL Group. According to the 2005 annual report of HIL, the average occupancy rate of the core investment properties of the HIL Group was approximately 96%, with double-digit growth in rental income recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Regarding the abolishment of estate duty by the Hong Kong Government which will become effective on 11 February 2006, we concur with the view of the HIL Directors that this proposal will attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalizing the local property market which should in turn lead to the increase in asset prices.

Hotel and retailing operations represented approximately 18.05% and 1.04% of the turnover and the profit from operations respectively of the HIL Group for the year ended 30 June 2005. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the HIL Group recorded an average occupancy rate of approximately 80% during this period, with room tariffs recording a sustained growth. The HIL Group operates Citistore department store outlets in Hong Kong located in Tsuen Wan, Tuen Mun, Yuen Long, Ma On Shan and Tseung Kwan O. Furthermore, the turnover of the HIL Group's department store business segment increased by approximately 9.31% for the financial year ended 30 June 2005.

Toll fee income accounted for approximately 18.20% and 10.33% of the turnover and the profit from operations respectively of the HIL Group for the year ended 30 June 2005. The toll bridge and toll road joint venture operations of the HIL Group in the PRC continued to make contributions to the HIL Group's recurrent income stream.

Based on our discussions with the HIL Directors, we concur with their view that rental property portfolio, investment in infrastructural projects, business in hotel and retailing operations, together with contributions from associated companies, provide steady income contributions to the HIL Group. As mentioned above and further discussed below, the Independent Minority Shareholders should note that the HIL Group has increasing earnings contributions from its associated companies and the future earnings growth of HIL might depend much on the contributions from the associated companies.

As stated in note 3 to Table 1 above, the HIL Group recorded a gain on disposal of investments in securities of approximately HK$61.9 million in 2004 but did not record any gains in 2005. Meanwhile, the HIL Group's unrealized holding gain on investments in securities were approximately HK$48.9 million and approximately HK$25.9 million respectively for the two financial years ended 30 June 2005. In addition, the fair value gains on investment properties of the HIL Group were approximately HK$160.9 million and approximately HK$890.3 million respectively for the corresponding two financial years.

HIL's associated companies

Income attributable to the share of results of associated companies trended up from 2003 to 2005. This income contribution increased from approximately HK$1.54 billion in 2003 to approximately HK$2.87 billion in 2005 and experienced annual growth rates of approximately 19.01% and approximately 56.74% in 2004 and 2005 respectively. On the basis that: (i) neither the HIL Group nor the HLD Group has majority equity ownership in their major associated companies, namely, Hong Kong China Gas, Hong Kong Ferry and Miramar; and (ii) the earnings contributions from these associated companies to the HIL Group will be affected by, among other factors, the operational performance of these associated companies, we consider that the level of future dependence on the earnings contributions from HIL's associated companies to the HIL Group upon the completion of the Proposal cannot be determined and might impact the future results of both the HIL Group and the HLD Group.

As neither the HIL Group nor the HLD Group has majority equity ownership in their major associated companies, namely, Hong Kong China Gas, Hong Kong Ferry and Miramar, the future dependence of the HIL Group on the earnings contributions from the associated companies might impact on the future results of both the HIL Group and the HLD Group. As stated in the Explanatory Statement, HLD's current indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amounted to 27.64%, 23.02% and 32.49% respectively. Upon completion of the Proposal, HLD's interest in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively.

Hong Kong China Gas is owned as to 37.62% by HIL and approximately 48.40% of the profit before taxation of the HIL Group for the financial year ended 30 June 2005 was attributable to the share of results from Hong Kong China Gas and its subsidiaries. Moreover, Miramar and its subsidiaries, which is 44.21% owned by the HIL Group, also contributed to approximately 11.76% of the profit before taxation of the HIL Group for the same financial year. We have reviewed below the growth of the Hong Kong China Gas group and the Miramar group in order to form a view on their impacts on the growth of HIL. The performance of Hong Kong Ferry has improved over the past two financial years ended 31 December 2004, and its profit before taxation contributions of approximately HK$103 million represented approximately 2.42% of the profit before taxation of the HIL Group for the financial year ended 30 June 2005. We will not elaborate further on the results of Hong Kong Ferry, but will focus on the main profit-contributing associated companies, Hong Kong China Gas and Miramar.

a) *Hong Kong China Gas*

Chart 1 below shows the historical turnover and profit performance of the Hong Kong China Gas group for the last ten financial years:

Chart 1: Turnover and profit of the Hong Kong China Gas group for the ten financial years ended 31 December 2004


HK$ million
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Turnover
Net Profit
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Bloomberg, Hong Kong China Gas

Table 2: Key financials of the Hong Kong China Gas group for the three financial years ended 31 December 2004 and for the two six-month periods ended 30 June 2004 and 2005

	For the financial year ended 31 December			**For the six months ended 30 June**	
	2002	**2003**	**2004**	**2004**	**2005**
	HK$ million (restated)	*HK$ million*	*HK$ million*	*HK$ million (unaudited and restated)*	*HK$ million (unaudited)*
Turnover	6,878	7,289	8,154	4,267	4,837
Net profit	3,048	3,051	3,052	1,986	3,125
Turnover growth (%)	n/a	5.98%	11.87%	n/a	13.36%
Net profit growth (%)	n/a	0.10%	0.03%	n/a	57.35%
Net profit margin (%)	44.32%	41.86%	37.43%	46.54%	64.61%

Source: Annual reports and interim reports of Hong Kong China Gas

Chart 1 above shows the ten-year trend of the turnover and the net profit of the Hong Kong China Gas group. As shown in Table 2 above, the turnover of the Hong Kong China Gas group experienced annual growth rates of approximately 5.98%, and approximately 11.87% for the two financial years ended 31 December 2003 and 2004 respectively, and approximately 13.36% for the six months ended 30 June 2005. However, the net profit of the Hong Kong China Gas group was relatively flat and grew by only approximately 0.10% and approximately 0.03% for the corresponding periods in 2003 and 2004 respectively. The net profit margin of the Hong Kong China Gas group experienced a decreasing trend and dropped from approximately 44.32% in 2002 to approximately 37.43% in 2004. According to Hong Kong China Gas 2004 annual report, approximately 90% of Hong Kong China Gas group's turnover was derived from the production, distribution and marketing of gas and related activities in Hong Kong, therefore, despite the earnings derived from the property development of Hong Kong China Gas group for the six month period ended 30 June 2005, we consider that this business segment is not the core business of the Hong Kong China Gas group. Moreover, some of the property development projects of the Hong Kong China Gas group were conducted under joint ventures over which the Hong Kong China Gas group does not have control. Therefore, we consider that income contribution of this business segment is rather passive to Hong Kong China Gas group and is highly dependent on market conditions. The timing and amounts of such income also will be uncertain in the future.

Notwithstanding an annual growth in the net profit and the net profit margin of approximately 57.35% and approximately 64.61% respectively achieved by the Hong Kong China Gas group for the six months ended 30 June 2005 when compared to the same period in 2004, we note from the 2005 interim report of Hong Kong China Gas that the net profit of the Hong Kong China Gas group for the six months ended 30 June 2005, included approximately HK$1,035 million, which represented the Hong Kong China Gas group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects, and approximately HK$325.5 million, which represented the Hong Kong China Gas group's share of revaluation surplus of its investments properties. According to the 2005 interim report of Hong Kong China Gas, after adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, the earnings per share of the Hong Kong China Gas group of approximately HK$0.316 for the six months ended 30 June 2005 would have increased by only approximately 1.61% when compared to the same period in 2004 of approximately HK$0.311.

Although the Hong Kong China Gas group is actively developing business in the PRC to expand its market, the pay back period on such investments and the performance of such investments are both uncertain. Yet the low net profit growth and decreasing net profit margin of the Hong Kong China Gas group during this review period will directly impact on the earnings of the HIL Group.

(b) *Miramar*

Miramar is principally engaged in five business segments namely, property investment, property development and sales, hotel ownership and management, food and beverage operation and travel operation. The turnover contributions of each of Miramar's business segments for the three financial years ended 31 March 2005 are illustrated in Table 3 below.

Table 3: Breakdown of turnover of the Miramar group for the three financial years ended 31 March 2005

	For the financial year ended 31 March			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	*%*	*%*
Gross rental from investment properties	356,745	332,512	332,707	(6.79)	0.06
Gross proceeds from sale of properties and properties under development	303,161	437,314	259,087	44.25	(40.75)
Income from hotel ownership and management operation	294,830	263,638	331,748	(10.58)	25.83
Income from food and beverage operation	120,263	112,431	132,670	(6.51)	18.00
Income from travel operation	306,033	256,905	305,934	(16.05)	19.08

Source: 2004 and 2005 annual reports of Miramar

Miramar reported that its hotel, the Hotel Miramar, recorded an increase of approximately 54% in revenue from room sales in 2005, with an average occupancy rate reaching over 90% in 2005 and room rates of the Miramar group increased by 30%. Meanwhile, the average occupancy rate of the Miramar Shopping Centre of the Miramar group achieved approximately 98% and there was a moderate increment in rental revenue. Regarding the food and beverage operations, the operating results remained stable and the Miramar group expanded its restaurant network in 2005. Notwithstanding that the turnover from the travel operation of the Miramar group improved by approximately 19.08%, we note from the chairman statement in the 2005 annual report of Miramar that, with the tragic South Asia tsunami in December 2004 and fierce competition in the industry, gross profit margin of the travel operation has come down to a very low level.

Table 4 below shows the key financials of the Miramar group for the three financial years ended 31 March 2005:

Table 4: Key financials of the Miramar group for the three financial years ended 31 March 2005

	For the financial year ended 31 March		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
	(audited and restated)	*(audited and restated)*	*(audited)*
Turnover	1,381,032	1,402,800	1,362,146
Profit from operations	305,882	344,256	447,408
Profit before taxation	263,394	319,264	434,663
Profit attributable to the shareholders	223,642	250,328	320,735
Sales growth (%)	n/a	1.6%	(2.9%)
Net profit growth (%)	n/a	11.9%	28.1%
Net profit margin (%)	n/a	17.8%	23.5%

Source: Annual reports and interim reports of Miramar

As shown in Table 4 above, the net profit of the Miramar group increased from approximately HK$223.64 million in 2003 to approximately HK$320.74 million in 2005 and experienced annual growths of approximately 11.9% and approximately 28.1% in 2004 and 2005 respectively. Moreover, the Miramar group's net profit margin grew at a steady pace from approximately 17.8% in 2004 to approximately 23.5% in 2005. However, we note that the turnover of the Miramar Group remained relatively flat from 2003 to 2005 and decreased from approximately HK$1.38 billion in 2003 to approximately HK$1.36 billion in 2005.

From the audited consolidated turnover and the net profit (excluding the effect of the adoption of new accounting treatment in 2005) for the past three financial years of the HIL Group, we note that the annual growth rates of the HIL Group experienced a downward trend in terms of turnover, profit from operations and net profit from 2003 to 2005. Moreover, the HIL Group has increasing contributions from its associated companies. If HIL were to become more dependent on its associated companies, its future growth potential might be limited by the performance of its main profit contributing associated companies, Hong Kong China Gas and Miramar. Based on the financial results of Hong Kong China Gas from 2003 to 2005, we note that the Hong Kong China Gas experienced low net profit growth and net profit margin squeeze during this period. In addition, we note that the turnover of Miramar remained relatively stable during this review period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of every 2.5 Scheme Shares for one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76 (the "LTD Implied Value"). Furthermore, based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of every 2.5 Scheme Shares for one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78 (the "LPD Implied Value").

In light of the above, we consider the Proposal to be a good opportunity for the Minority Shareholders to divest their investment in HIL. The swapping of investment in HIL is especially conducive when the Cancellation Consideration at both the LTD Implied Value and the LPD Implied Value are at premia to the market prices of the HIL Share as at the Last Trading Date and the Latest Practicable Date respectively. We believe this opportunity for the Minority Shareholders to switch out of an investment, at a premium to market, is in the interests of the Independent Minority Shareholders as a whole.

Dividend

The following table shows the dividend related statistics of HIL for the past five financial years ended 30 June 2005:

Table 5: Dividend related statistics of the HIL Shares

For the financial year ended 30 June	Dividend per HIL Share	Earnings per HIL Share	Dividend payout ratio	Average daily closing price of the HIL Shares	Dividend yield
	HK$	*HK$*	*%*	*HK$*	*%*
2001	0.23	0.70	32.86	5.46	4.21
2002	0.22	0.63	34.92	6.23	3.53
2003	0.22	0.56	39.29	6.67	3.30
2004	0.23	0.76	30.26	8.92	2.58
2005	0.28	1.24	22.58	10.68	2.62

Source: Bloomberg, 2001 to 2005 annual reports of HIL

As illustrated in Table 5 above, the dividend per HIL Share has remained relatively stable for the past five financial years ended 30 June 2005, ranging from HK$0.22 to HK$0.28 per HIL Share. However, the dividend payout ratio of the HIL Shares dropped from approximately 32.86% in 2001 to approximately 22.58% in 2005. Moreover, the dividend yield calculated using the annual average daily closing price of the HIL Shares also showed an overall decreasing trend, and dropped from approximately 4.21% in 2001 to approximately 2.62% in 2005.

In considering (i) the uncertain future dividend payout ratio; (ii) the decreasing dividend yield of HIL over the past five years; and (iii) the LTD Implied Value under the Proposal representing a premium over the market price of the HIL Shares while offering the Minority Shareholders an opportunity to swap their investments in HIL Shares into other potentially higher yield investment, therefore we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole.

Historical exchange ratios between the average closing price of an HLD Share and the average closing price of an HIL Share

Based on the closing HLD Share prices of HK$34.40 and HK$36.95 on the Last Trading Date and the Latest Practicable Date respectively, the exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and the Latest Practicable Date were approximately 3.23 times and approximately 2.64 times respectively. Therefore, the exchange ratio of 2.5 Scheme Shares for one HLD Share represents premia of approximately 29.2% and approximately 5.6% over the exchange ratios as at the Last Trading Date and the Latest Practicable Date respectively. Table 6 and Chart 2 below illustrate the premia represented by the Cancellation Consideration which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods.

Table 6: Exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A) / (B)[1]	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C) / 2.5 - 1[2]	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Note 1: "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Note 2: "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Chart 2: Exchange ratios between the daily closing prices of an HLD Share and the daily closing prices of an HIL Share


4.0
3.5
3.0
2.5
2.0
Last Trading Date
Exchange ratios between the daily closing prices of an HLD Share and the daily closing prices of an HIL Share
Exchange ratio between the average closing price of an HLD Share and the average closing price of an HIL Share for the 120 trading days up to and including the Last Trading Date
Latest Practicable Date
Exchange ratio offered under the Proposal
18-May-05
18-Jun-05
18-Jul-05
18-Aug-05
18-Sep-05
18-Oct-05
18-Nov-05
18-Dec-05
Latest Practicable Date

Source: Bloomberg

Based on the historical exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share, the Proposal provides an opportunity to the Minority Shareholders to swap their HIL Shares for HLD Shares at premia to the historical exchange ratios. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the share price of the HIL Shares may return to a lower level. In view of the aforesaid, we consider that the Proposal is in the interests of the Independent Minority Shareholders as a whole and the Cancellation Consideration is fair and reasonable.

HIL Share price performance

The table below sets out the highest and the lowest trading prices and the average closing prices of the HIL Shares of each month for the period commencing from 1 May 2005 to the Last Trading Date:

Table 7: Share price performance of HIL

Month	Closing price of the HIL Shares		Monthly average daily closing price of the HIL Shares
	Highest	Lowest	
	HK$	*HK$*	*HK$*
2005			
May	11.60	10.45	11.04
June	11.00	10.65	10.83
July	11.25	10.55	10.98
August	11.75	10.80	11.18
September	11.20	10.90	11.04
October	11.05	10.60	10.77
November — up to the Last Trading Date	10.85	10.65	10.79

Source: Bloomberg

The highest and the lowest trading prices of the HIL Shares during the review period from 1 May 2005 to the Last Trading Date were HK$11.75 (on 3 August 2005) and HK$10.45 (on 25 and 26 May 2005) respectively. The LTD Implied Value is at a premium over the highest trading price of the HIL Shares during the review period, and represents premia of approximately 17.11% and approximately 31.67% over the highest and lowest trading prices of the HIL Shares respectively.

Table 8 below shows a summary of the premia represented by the LTD Implied Value over the various closing prices of the HIL Shares on the dates and periods listed below:

Table 8: Comparison of the LTD Implied Value to the closing prices of the HIL Shares

Trading day	**Closing price of the HIL Shares**	**Premia based on the LTD Implied Value**
	HK$	*%*
Last Trading Date	10.65	29.20

Period	**Average closing price of the HIL Shares**	**Premia based on the LTD Implied Value**
	HK$	*%*
10 trading days up to and including the Last Trading Date	10.74	28.12
30 trading days up to and including the Last Trading Date	10.82	27.17
60 trading days up to and including the Last Trading Date	10.93	25.89
120 trading days up to and including the Last Trading Date	10.93	25.89

Source: Bloomberg

The LTD Implied Value represents premia of approximately 29.20% to approximately 25.89% over the lowest and the highest average closing prices of the HIL Shares respectively during the various review periods up to and including the Last Trading Date.

Chart 3 below further illustrates the daily closing prices of the HIL Shares quoted on the Stock Exchange from 5 November 2002 to the Latest Practicable Date, both dates inclusive (the "Review Period"):

Chart 3: Share price performance of HIL


HK$
Latest Practicable Date: at HK$14.00
LTD Implied Value
Highest HIL Share price of HK$11.85 on 24 December 2004
Last Trading Date: at HK$10.65
Lowest HIL Share price of HK$5.95 on 5 November 2002
16
14
12
10
8
6
4
0
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 3 above, the closing prices of the HIL Shares were below the LTD Implied Value at all times during the period from 5 November 2002 to the Last Trading Date. The LTD Implied Value is at a premium over the range of approximately HK$1.91 to approximately HK$7.81 at which the HIL Shares were traded in the three years up to and including the Last Trading Date. Following the Last Trading Date, the HIL Shares rose to HK$14.00 as at the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Scheme is unsuccessful or the Proposal is withdrawn or lapses.

For the purpose of evaluating the share price performance of HIL, we have made comparison with comparable companies. Given that property leasing contributed to more than 45% of HIL's revenue for the two financial years ended 30 June 2004 and 2005 and HIL has shareholdings in three companies listed in Hong Kong, namely Hong Kong China Gas, Hong Kong Ferry and Miramar, comparables companies were selected on the following selection criteria:

(a) with market capitalization of at least HK$20 billion as at the Last Trading Date;

(b) excluding H share companies; and

(c) either hold at least two subsidiaries or associated companies listed on the Stock Exchange, or principally engaged in property investment or property development business in Hong Kong.

Based on these selection criteria, we have identified and included 12 companies in our group of comparable companies (the "HIL Comparable Companies"). In addition, we have also included the HSI as a benchmark for comparison of the share performance of HIL. As illustrated in Chart 4 below, the share price performance of HIL fell within the middle of the range of the HIL Comparable Companies and outperformed the HSI during this Review Period.

Chart 4: Comparison of the share price performance of HIL, the HIL Comparable Companies and the HSI


400%
300%
200%
100%
0%
-100%
Last Trading Date
HIL
HLD
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date
— HIL
— HLD
— Kerry Properties Limited
Wharf (Holdings)
— Wheelock and Company Limited
— Hang Lung Properties Limited
Tsim Sha Tsui Properties Limited
— HSI
Cheung Kong (Holdings) Limited
— Sino Land Company Limited
Swire Pacific Limited "A"
— Sun Hung Kai Properties Limited
— New World Development Company Limited
Hutchison Whampoa Limited

Source: Bloomberg

We are of the view that, as mentioned in the paragraph headed "Prospect of an alternative offer" below, due to the substantial stake in HIL held by HLD, it is unlikely that any independent third party will be making an offer, better or worse than the LTD Implied Value, for the HIL Shares. Given that the historical prices of the HIL Shares during the recent years have been trading below the Cancellation Consideration and that a competing offer will not be likely, an exit price higher than the Cancellation Consideration may not be available to the Minority Shareholders in the near future. Therefore, we consider that the Cancellation Consideration is reasonable and in the interests of the Independent Minority Shareholders as a whole.

PER

On the basis of the profit attributable to the HIL Shareholders for the financial year ended 30 June 2005 of approximately HK$3.51 billion, which is equivalent to earnings of approximately HK$1.24 per HIL Share, the closing prices of the HIL Shares of HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date represent PERs of approximately 8.59 times and approximately 11.29 times respectively, whilst the LPD Implied Value represents an even higher PER of approximately 11.92 times. Set out in Table 9 below is a comparison of the PERs of the HIL Comparable Companies on the Last Trading Date:

Table 9: Historical PERs of the HIL Shares and the HIL Comparable Companies

	Last Trading Date			**Latest Practicable Date**		
	Market capitalisation	**Closing price**	**PER**	**Market capitalisation**	**Closing price**	**PER**
	HK$ million	*HK$*	*Times*	*HK$ million*	*HK$*	*Times*
Cheung Kong (Holdings) Limited	186,104	80.35	15.03	188,073	81.20	15.19
Hang Lung Properties Limited	41,312	11.15	6.03	44,794	12.15	6.54
HLD	62,422	34.40	5.75	67,049	36.95	6.18
Hutchison Whampoa Limited	315,489	74.00	19.56	315,276	73.95	19.55
Kerry Properties Limited	24,233	20.00	12.39	25,891	21.30	13.24
New World Development Company Limited	33,170	9.50	11.10	37,534	10.75	12.56
Sino Land Company Limited	36,520	8.45	6.99	40,543	9.50	7.76
Sun Hung Kai Properties Limited	178,045	74.15	17.17	181,407	75.55	17.49
Swire Pacific Limited "A"	103,467	70.05	15.81	105,244	69.70	16.08
Tsim Sha Tsui Properties Limited	22,009	15.80	8.03	22,218	15.95	8.11
The Wharf (Holdings) Limited	67,066	27.40	17.80	66,087	27.00	17.54
Wheelock and Company Limited	25,601	12.60	6.14	25,703	12.65	6.17
Average			**11.82**			**12.20**
HIL as at the Last Trading Date	**30,005**	**10.65**	**8.59**			
30 trading days up to and including the Last Trading Date	**30,476**	**10.82**	**8.73**			
60 trading days up to and including the Last Trading Date	**30,748**	**10.93**	**8.80**			
90 trading days up to and including the Last Trading Date	**30,959**	**10.98**	**8.86**			
HIL at the LTD Implied Value	**38,766**	**13.76**	**11.10**			
HIL at the LPD Implied Value				**41,640**	**14.78**	**11.92**

Source: Bloomberg, annual reports and accounts of HIL and the HIL Comparable Companies

We note from the above table that the PER of the HIL Shares on the Last Trading Date of approximately 8.59 times is lower than the average PER of approximately 11.82 times, but falls within the range of the HIL Comparable Companies of approximately 5.75 times to approximately 19.56 times. Moreover, the LTD Implied Value represents a higher PER on the HIL Shares of approximately 11.10 times, which is close to the average PER of the HIL Comparable Companies. The PER represented by the LTD Implied Value is higher than the PERs of the HIL Shares on the Last Trading Date and for the 30, 60 and 90 trading days up to and including the Last Trading Date.

As at the Latest Practicable Date, we also note that the PER of the HIL Shares of approximately 11.29 times is within the PER range and is lower than the average PER of the HIL Comparable Companies.

Chart 5 below illustrates the PER of the HIL Shares during the Review Period and the PER represented by the LTD Implied Value:

Chart 5: Historical PER of the HIL Shares


Times
Highest PER of approximately 18.57 times on 20 January 2004
HIL Group's annual results for the financial year ended 30 June 2004 was adopted in the PER calculation
PER of approximately 11.29 times as at the Latest Practicable Date
PER of approximately 11.10 times represented by the LTD Implied Value
HIL Group's annual results for the financial year ended 30 June 2005 was adopted in the PER calculation
Lowest PER of approximately 8.51 times on 7 July 2005
Last Trading Date
20
18
16
14
12
10
8
6
4
2
0
05 Nov 02
05 Feb 03
05 May 03
05 Aug 03
05 Nov 03
05 Feb 04
05 May 04
05 Aug 04
05 Nov 04
05 Feb 05
05 May 05
05 Aug 05
05 Nov 05
Latest Practicable Date

Source: Bloomberg

The PER of approximately 11.92 times represented by the LPD Implied Value is below the PER of the HIL Shares for most of the days during the past three-year period. However, we note that it represents premia over the PER of the HIL Shares during the recent period from June 2005 to the Latest Practicable Date. The PER represented by the LTD Implied Value when compared to the PER of the HIL Shares during the Review Period ranged from a maximum discount of approximately 40.23% to a maximum premium of approximately 30.43%. We note that the PERs of HIL dropped significantly in June 2004 and June 2005. Based on our understanding from the HIL Group's management, the sharp drop in PERs were due to the adoption of the HIL Group's annual results in the PER calculation by Bloomberg.

Following the Last Trading Date and up to and including the Latest Practicable Date, the daily closing price of the HIL Shares rose to HK$14.00 on both 16 December 2005 and the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the PER may return to a lower level.

Based on its PER of the HIL Shares in recent period, the Proposal provides an opportunity to the Minority Shareholders to divest their investment in HIL at a higher PER. In light of this, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole and the Cancellation Consideration is fair and reasonable.

Liquidity

The following table sets out the trading volume of the HIL Shares from 1 May 2005 up to and including the Latest Practicable Date:

Table 10: Trading volume of the HIL Shares from 1 May 2005 to the Latest Practicable Date

	Monthly trading volume of the HIL Shares	Percentage of the monthly trading volume of the number of HIL Shares over the total number of issued HIL Shares[1]	Average percentage of the monthly trading volume of each HIL Comparable Companies over their respective number of issued shares
2005		%	%
May	50,811,420	1.80	3.24
June	116,811,021[2]	4.15	7.13
July	43,458,872	1.54	6.33
August	30,855,419	1.10	5.36
September	13,221,294	0.47	4.55
October	23,163,543	0.82	5.32
– 1 November to the Last Trading Date	2,904,000	0.10	0.93
– After the Last Trading Date and up to and including the Latest Practicable Date[3]	149,817,225	5.32	6.67

Note 1: Based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date

Note 2: According to the HSI Services Limited press release dated 13 May 2005, HIL was removed from the HSI properties sub-index with effect from 6 June 2005

Note 3: Including a total of 27 trading days

Source: Bloomberg

The monthly trading volume of the HIL Shares during the six-month period before the Last Trading Date has been on a declining trend from the highest trading volume of approximately 4.15% recorded in June 2005 to as low as approximately 0.47% of the issued share capital of HIL in September 2005. From the Last Trading Date to and including the Latest Practicable Date, the trading volume of the HIL Shares increased significantly and the monthly trading volume in November was approximately 3.20% of the issued share capital of the HIL. Based on trading volume from May to October 2005, it is not likely in our opinion that the relatively active trading volume recorded in November 2005 will continue if the Proposal is withdrawn or lapses.

In our analysis, we have also compared the trading volume of the HIL Shares with that of the HIL Comparable Companies. We note that the monthly trading volume of the HIL Comparable Companies from May to October 2005 represents an average of approximately 5.32% over the respective number of the issued shares of the Comparable Companies. Meanwhile, the monthly trading volume of the HIL Shares represents an average of approximately 1.65% over the total number of the issued HIL Shares for the corresponding review period.

Given the relatively low level of trading volume before the release of the Announcement, the Minority Shareholders would not be able to sell any significant number of their HIL Shares in the market without depressing the market price of the HIL Shares. Therefore, the Proposal represents an opportunity for the Minority Shareholders to exchange their shareholdings in HIL for HLD Shares at the LTD Implied Value. Accordingly, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole as it avails an opportunity for the Minority Shareholders to dispose of their holdings in HIL at a value that is at a premium over the market price, even if the holdings are in sizable blocks.

Net tangible asset value ("NTAV")

As shown in Appendix I to the Scheme Document, the HIL NTAV as at 30 June 2005 was approximately HK$21.70 billion, representing approximately HK$7.70 per HIL Share. We have assessed the daily closing price of the HIL Shares against the net tangible asset value based on the latest published audited accounts of HIL per HIL Share during the Review Period. Based on the daily closing price of the HIL Shares and the historical NTAV per HIL Share, Chart 6 below shows the premium over or discount to the historical NTAV per HIL Share.

Chart 6: Premium over or discount to the historical NTAV of the HIL Share


100%
80%
60%
40%
20%
0%
-20%
Premium of approximately 78.70% represented by the LTD Implied Value
Latest Practicable Date
Highest trading premium of approximately 53.90% on 24 December 2004
Premium over or discount to the historical NTAV per HIL Share
Last Trading Date
Deepest trading discount of approximately 8.32% on 5 November 2002
05-Nov-02
05-Feb-03
05-May-03
05-Aug-03
05-Nov-03
05-Feb-04
05-May-04
05-Aug-04
05-Nov-04
05-Feb-05
05-May-05
05-Aug-05
05-Nov-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 6 above, the HIL Shares have traded at premia over the historical NTAV per HIL Share for most of the days during the past three years. Before the date of the Announcement, the highest trading premium over the historical NTAV per HIL Share was approximately 53.90% on 24 December 2004 while the deepest trading discount to the historical NTAV per HIL Share was approximately 8.32% on 5 November 2002. On the Last Trading Date, the premium of the closing price over the historical NTAV per HIL Share was approximately 38.31%. On the Latest Practicable Date, the premium of the closing price over the historical NTAV per HIL Share was approximately 81.82%, which is lower than the premium represented by the LPD Implied Value of approximately 91.95% over the historical NTAV per HIL Share. Hence, we are of the view that the Cancellation Consideration is reasonable and in the interests of the Independent Minority Shareholders as a whole.

HIL Adjusted NTAV

The HIL Adjusted NTAV takes into account the net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 of approximately HK$5.6 billion as well as the market values of HIL's listed associated companies, namely, Hong Kong China Gas, Miramar and Hong Kong Ferry of approximately HK$89.2 billion, approximately HK$5.6 billion and approximately HK$3.2 billion respectively as at 31 October 2005. The valuation letter and certificates from DTZ are set out in Appendix III to the Scheme Document.

According to Appendix I to the Scheme Document, the HIL Adjusted NTAV was approximately HK$46.27 billion, which is equivalent to approximately HK$16.42 per HIL Share. We have compared the HIL Adjusted NTAV per HIL Share with its daily closing prices for the last financial year up to and including the Latest Practicable Date. Chart 7 below shows such discounts over the Review Period.

Chart 7: Discounts of the daily closing price of HIL Shares to the HIL Adjusted NTAV per HIL Share


0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-45%
-50%
Discount of approximately 16.20% represented by the LTD Implied Value
Latest Practicable Date
Lowest discount of approximately 27.83% on 24 December 2004
Last Trading Date
Deepest discount of approximately 44.58% on 15 July 2004
01 Jul 04
01 Aug 04
01 Sep 04
01 Oct 04
01 Nov 04
01 Dec 04
01 Jan 05
01 Feb 05
01 Mar 05
01 Apr 05
01 May 05
01 Jun 05
01 Jul 05
01 Aug 05
01 Sep 05
01 Oct 05
01 Nov 05
01 Dec 05
Latest Practicable Date

Sources: Bloomberg and 2003, 2004 and 2005 annual reports and accounts of HIL

We noted that the daily HIL Share closing prices were consistently trading at a discount to the HIL Adjusted NTAV during the period under review. The discounts ranged from the lowest of approximately 27.83% on 24 December 2004 to the deepest of approximately 44.58% on 15 July 2004, indicating that the market had in the last three years valued the HIL Shares at discounts ranging from approximately 27.83% to 44.58% to the value of its underlying investments.

The LTD Implied Value represents a discount of approximately 16.20% when compared to the HIL Adjusted NTAV per HIL Share. Moreover, the LPD Implied Value at HK$14.78 per HIL Share based on the closing market price of an HLD Share as at the Latest Practicable Date represented a discount of approximately 9.99% to the HIL Adjusted NTAV.

As such, both the LTD Implied Value and LPD Implied Value represent higher values on the HIL Shares than the values the market placed on the HIL Shares as at the Last Trading Date and Latest Practicable Date. In addition, both the LTD Implied Value and the LPD Implied Value also represent discounts to the HIL Adjusted NTAV which are lower than the lowest discount as represented by the daily closing price of HIL Share to the HIL Adjusted NTAV per HIL Share of approximately 27.83% during the period from 1 July 2004 to the Last Trading Date. Accordingly, notwithstanding the discounts to the HIL Adjusted NTAV, we consider that the levels of discount are acceptable.

HIL Comparable Companies

To help evaluate the fairness and reasonableness of the premium over or discount to represented by the LTD Implied Value in relation to the underlying assets of HIL, we have made comparisons with the HIL Comparable Companies. The HIL Comparable Companies had a market capitalisation varying between approximately HK$22.01 billion and approximately HK$315.49 billion as at the Last Trading Date and a net asset value ("NAV") (based on the latest audited consolidated accounts) between approximately HK$12.38 billion and approximately HK$61.66 billion. The table below illustrates the level of the premium of the share price of the HIL Comparable Companies over or discount to the NAV of the HIL Comparable Companies and HIL:

Table 11: Premium over or discount to the NAV of the share prices of the HIL Comparable Companies

Company	Closing price of the shares on the Last Trading Date	Market capitalisation on the Last Trading Date	Latest published NAV[3]	Latest published NAV per share	Premium over/ (discount to) NAV of the share price per share
	HK$	*HK$ billion*	*HK$ billion*	*HK$*	*%*
Cheung Kong (Holdings) Limited[4]	80.35	186.10	184.62	79.71	0.80
Hang Lung Properties Limited	11.15	41.31	40.64	11.03	1.09
HLD	34.40	62.42	104.07[1]	57.34[1]	(40.01)
Hutchison Whampoa Limited[4]	74.00	315.49	255.11	59.84	23.66
Kerry Properties Limited	20.00	24.23	23.63	19.50	2.56
New World Development Company Limited	9.50	33.17	61.66	17.66	(46.21)
Sino Land Company Limited	8.45	36.52	34.63	7.96	6.16
Sun Hung Kai Properties Limited[4]	74.15	178.05	150.15	62.54	18.56
Swire Pacific Limited "A"[4]	70.05	103.47	84.75	57.23	22.40
Tsim Sha Tsui Properties Limited	15.80	22.01	12.38	8.89	77.73
The Wharf (Holdings) Limited	27.40	67.07	62.81	25.67	6.74
Wheelock and Company Limited	12.60	25.60	36.28	17.86	(29.45)
Average					**3.67**
Average of companies with market capitalization less than HK$100 billion					**(2.67)**
Closing price of HIL Shares on the Last Trading Date compared to the HIL Adjusted NTAV per HIL Share	**10.65**	**30.00**	**46.27[6]**	**16.42[6]**	**(35.14)**
HIL at the LTD Implied Value	**13.76[2]**	**38.77[2]**	**46.27[6]**	**16.42[6]**	**(16.20)**
HIL at the LPD Implied Value	**14.78[5]**	**41.64[5]**	**46.27[6]**	**16.42[6]**	**(9.99)**

Note 1: This figure refers to the HLD Adjusted NTAV.

Note 2: Based on the LTD Implied Value.

Note 3: As adjusted NTAV of the HIL Comparable Companies were not publicly disclosed, NAVs of the HIL Comparable Companies were used in our analysis.

Note 4: Companies with market capitalization of more than HK$100 billion.

Note 5: Based on the LPD Implied Value.

Note 6: This figure refers to the HIL Adjusted NTAV.

Source: Bloomberg, latest annual reports and accounts and interim reports of the HIL Comparable Companies

Since the market capitalization of HIL as at the Last Trading Date and the HIL Adjusted NTAV were approximately HK$30.00 billion and approximately HK$46.27 billion respectively, we consider making comparisons with those HIL Comparable Companies with market capitalization and NAV of less than HK$100 billion would be more meaningful. As a result, as at the Last Trading Date the average discount of the closing prices to the NAV per share of the HIL Comparable Companies with market capitalization and NAV of less than HK$100 billion is approximately 2.67%.

HIL Shares were trading at discounts of approximately 35.14% and approximately 14.74% to the HIL Adjusted NTAV per HIL Share as at the Last Trading Date and the Latest Practicable Date respectively. Meanwhile, the LTD Implied Value and the LPD Implied Value represent discounts of approximately 16.20% and approximately 9.99% respectively to the HIL Adjusted NTAV per HIL Share. Therefore, we believe that in the absence of the Proposal, the Minority Shareholders will find it difficult to achieve an exit price with a discount of approximately 16.20% and approximately 9.99% respectively based on the LTD Implied Value and the LPD Implied Value to the HIL Adjusted NTAV of the HIL Shares. In light of the above, it is our opinion that the Cancellation Consideration is fair and reasonable and is in the interests of the Independent Minority Shareholders as a whole.

Precedent Privatisations

In assessing whether the value of the Cancellation Consideration is fair and reasonable, we have also compared the premia or discounts represented by the LTD Implied Value with other recent privatisations that have taken place in Hong Kong.

We have reviewed and identified a total of nine privatisation exercises (the "Precedent Privatisations") which were announced and successfully completed from 1 January 2003 and up to and including the Last Trading Date in respect of companies listed on the main board of the Stock Exchange. More specifically, we have also reviewed the Precedent Privatisations applicable only to property development and investment companies listed on the Stock Exchange (the "Property Precedent Privatisations").

Although we note that the Precedent Privatisations and the Property Precedent Privatisations relate to companies which may differ in operations and businesses as compared to HIL, the Precedent Privatisations and Property Precedent Privatisations nevertheless provide current indicative market ranges and averages for the key evaluation parameters for the purpose of comparing the terms of the Precedent Privatisations. Summarised in the table below are the key statistics of the Precedent Privatisations and Property Precedent Privatisations:

Table 12: Key statistics of the Precedent Privatisations and Property Precedent Privatisations

Company	Principal activities	Cancellation/ Offer price HK$	Date of announcement	Premium to average closing share price % Last Trading Date	30 trading days	90 trading days	120 trading days	Adjusted consolidated NTAV per share of Precedent Privatisations HK$	Premium over/ (discount to) offer price to adjusted consolidated NTAV per share %
Top Glory International Holdings Limited[1]	Property investment and development	0.74	3 May 2003	72.09	74.46	73.66	79.99	1.34	(44.78)
Oxford Properties & Finance Limited[1]	Property investment and development	15.00	21 May 2003	59.57	70.84	90.40	73.78	11.49	30.55
Pacific Concord Holding Limited[1]	Manufacturing, Property investment and development	0.65	26 May 2003	51.16	60.89	46.40	49.15	1.83	(64.48)
Chevalier Construction Holdings Limited[1]	Construction services and maintenance	0.25	31 October 2003	16.28	23.76	58.23	73.66	0.32	(21.88)
Alpha General (Holdings) Limited	Provision of electrical appliances	0.70	13 October 2004	125.81	133.33	125.81	123.23	1.32	(46.97)
The Kwong Sang Hong International Limited[1]	Property trading and leasing	1.25	4 November 2004	5.04	36.17	64.04	66.46	1.83	(31.69)
Sinopec Beijing Yanhua Petrochemical Company Limited	Petrochemical business	3.80	29 December 2004	10.95	23.88	28.98	31.36	1.82	108.79
Hutchison Global Communications Holdings Limited	Telecommunications services	0.65	3 May 2005	36.84	43.33	44.55	46.93	0.034[2]	1,797.81
Henderson China Holdings Limited[1]	Property investment and development	8.00	19 May 2005	66.67	64.27	68.42	76.20	12.51	(36.05)
Precedent Privatisations									
Average				**49.38**	**58.99**	**66.72**	**68.97**		**187.92**
Property Precedent Privatisations									
Average				**45.14**	**55.07**	**66.86**	**69.88**		**(28.06)**
Maximum				**72.09**	**74.46**	**90.40**	**79.99**		**30.55**
Minimum				**5.04**	**23.76**	**46.40**	**49.15**		**(64.48)**
HIL at the LTD Implied Value	**Property investment and development, investment holding, infrastructure, hotel and department stores operations, security guard services and information technology development**	**13.76[5]**	**9 November 2005**	**29.20**	**27.17**	**25.32**	**25.89**	**16.42[3]**	**(16.20)**
HIL at the LPD Implied Value[4]		**14.78[6]**						**16.42[3]**	**(9.99)**

Note 1: Property Precedent Privatisations

Note 2: NAV is applied as adjusted consolidated NTAV was not disclosed for this transaction.

Note 3: This figure refers to the HIL Adjusted NTAV.

Note 4: For illistrative purpose only.

Note 5: Based on the LTD Implied Value.

Note 6: Based on the LPD Implied Value.

Source: Bloomberg, announcements and offer documents of the Precedent Privatisations.

From Table 12 above, we note that the average cancellation or offer prices offered in the Precedent Privatisations represent a premium of approximately 187.92% over the NTAV per share of the companies concerned. This might not be an appropriate comparison parameter as the Precedent Privatisations include companies which are more appropriately valued on an "earnings-basis" rather than an "asset-basis" approach. Therefore, a more appropriate comparison parameter would be by reference to the Property Precedent Privatisations. As illustrated in Table 12 above, the average discount to the NTAV per share of the companies in the Property Precedent Privatisations was approximately 28.06%, whilst the LTD Implied Value represents a discount of approximately 16.20% to the HIL Adjusted NTAV per HIL Share. We also note that the premium of the LTD Implied Value over the closing price of the HIL Shares on the Last Trading Date is within the range of those in the Property Precedent Privatisations. Accordingly, we consider that the LTD Implied Value is fair and reasonable.

Analysis of implied value of Cancellation Consideration

Chart 8 below illustrates the movement of the daily closing prices of the HIL Shares relative to the implied value of the Cancellation Consideration based on the daily closing prices of the HLD Shares from the Last Trading Date to the Latest Practicable Date.

Chart 8: Price of the HIL Share after the Last Trading Date relative to the implied value of the Cancellation Consideration


HK$
16
15
14
13
12
11
10
Implied value of the Cancellation Consideration
HIL Share price
Last Trading Date
10 Nov 05
11 Nov 05
14 Nov 05
15 Nov 05
16 Nov 05
17 Nov 05
18 Nov 05
21-Nov-05
22-Nov-05
23-Nov-05
24-Nov-05
25-Nov-05
28-Nov-05
29-Nov-05
30-Nov-05
1-Dec-05
2-Dec-05
5-Dec-05
6-Dec-05
7-Dec-05
8-Dec-05
9-Dec-05
13-Dec-05
14-Dec-05
15-Dec-05
16-Dec-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 8 above, the price of an HIL Share has increased from the closing price of HK$10.65 on the Last Trading Date to as high as approximately HK$14.00 up to and including the Latest Practicable Date. Nevertheless, the implied value of the Cancellation Consideration under the Proposal is still higher than the highest daily closing price of an HIL Share during the corresponding time interval.

For those Minority Shareholders who may wish to divest their HIL investments before or after the Proposal, the transaction costs involved in selling their HIL Shares should be taken into consideration in determining the potential net realization value of their investments.

Prospect of an alternative offer

According to the Explanatory Statement, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. Moreover, HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL.

Consequently, the Independent Minority Shareholders should note that, without the support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares. If the Proposal lapses, the price of the HIL Shares may return to its historical trading level and trading volume. The Proposal is, in our view, an opportunity for the Minority Shareholders to realize their investments in the HIL Shares at a premium, regardless of the shareholding size to be realized. The Proposal and its terms are in the interests of the Independent Minority Shareholders as a whole.

Considerations in relation to the HLD Shares

Based on the fact that the holders of the Scheme Share will be entitled to receive one HLD Share for every 2.5 Scheme Shares as the Cancellation Consideration, we highlight certain aspects of HLD to those Independent Minority Shareholders who intend to accept the Cancellation Consideration and become HLD shareholders.

(a) *HLD's operations*

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. HLD has a strong regional focus, and all of its business operations span across Hong Kong and the PRC.

A summary of the audited consolidated results of the HLD Group for the three financial years ended 30 June 2005 is set out in Table 13 below:

Table 13: Financial highlights of the HLD Group for the three financial years ended 30 June 2005

	For the year ended 30 June			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	*%*	*%*
	(restated)	*(restated)*			
Turnover	7,667,464	6,727,118	5,833,261	(12.26)	(13.29)
Gross Profit	2,380,947	2,603,378	2,918,615	9.34	12.11
Profit from operations	1,254,774	2,444,819	1,763,834	94.84	(27.85)
Share of results of associated companies	1,444,946	1,786,762	3,315,331	23.66	85.55
Profit before taxation	3,325,716	8,168,096	14,732,414	145.60	80.37
Net profit	2,032,573	6,173,343	10,853,521	203.72	75.81
Gross profit margin (%)	31.05	38.70	50.03	n/a	n/a
Net profit margin (%)	26.51	91.77	186.06	n/a	n/a

Sources: 2004 and 2005 annual reports and accounts of HLD

Although the turnover of the HLD Group was on a downward trend over the past three financial years, its net profit, gross profit margin and net profit margin increased significantly during the same period. These improvements in gross profit margin and net profit margin, among other things, were due to the generally active Hong Kong property market and the surge of local property prices in 2005 when compared to the previous years. According to the 2005 annual report of HLD, sales of properties and rental accounted for approximately 32.31% and 35.95% respectively of the HLD Group's total turnover for the financial year ended 30 June 2005. These two business segments had the greatest contributions to the HLD Group's turnover in both 2004 and 2005. Moreover, the HLD Group's share of profits from associated companies increased from approximately HK$1,787 million in 2004 to approximately HK$3,315 million in 2005. The annual growth rate of approximately 85.55% was mainly due to the significant growth in pre-tax profits experienced by two of the HLD Group's associated companies, Hong Kong China Gas and Miramar, of approximately 57% and approximately 28% respectively in 2005.

Based on Tables 3 and 13 above, we note that the HLD Group's annual growth rates of net profits in 2004 and 2005 of approximately 203.72% and approximately 75.81% respectively exceeded the annual growth rates of the HIL Group for the corresponding financial years. Moreover, the HLD Group also experienced higher annual growth in terms of net margin when compared with the HIL Group for 2004 and 2005. Therefore, the Proposal offers the Minority Shareholders an opportunity to swap their lower growth investments for higher growth investments, and is in the interests of the Independent Minority Shareholders as a whole.

(b) *Dividend*

The following table shows the dividend related statistics of HLD for the past five financial years ended 30 June 2005:

Table 14: Dividend related statistics of the HLD Shares

For the year ended 30 June	Dividend per HLD Share	Earnings per HLD Share	Dividend payout ratio	Average daily closing price of an HLD Share	Average dividend yield
	HK$	*HK$*	*%*	*HK$*	*%*
2001	1.10	2.55	43.14	38.36	2.87
2002	0.80	1.25	64.00	32.48	2.46
2003	0.80	1.18	67.80	24.12	3.32
2004	0.90	3.46	26.01	33.28	2.70
2005	1.00	5.98	16.72	36.54	2.74

Source: Bloomberg, 2001 to 2005 annual reports and accounts of HLD

As illustrated in Table 14 above, despite the drop in dividend per HLD Share from 2001 to 2002, the dividend per HLD Share increased from HK$0.80 in 2003 to HK$1.00 in 2005 which represents an average annual growth rate of approximately 12.5%. However, the dividend payout ratio of the HLD Shares dropped from approximately 43.14% in 2001 to approximately 16.72% in 2005. Moreover, the dividend yield also decreased from approximately 2.87% in 2001 to approximately 2.74% in 2005.

Based on Tables 5 and 14 above, we note that the dividend payout ratio of both the HIL Group and the HLD Group experienced downward trends in recent years. Moreover, the average dividend payout ratios of the HIL Group and the HLD Group for the past five financial years were approximately 32.0% and 43.5% respectively. Therefore, we are of the view that the Proposal offers the Minority Shareholders an opportunity to exchange their investment which had lower average dividend payout ratio for alternative investment with relatively higher average dividend payout ratio in the previous years, and is in the interests of the Independence Minority Shareholders as a whole.

(c) *HLD Share price performance*

Chart 9 below illustrates the daily closing prices of the HLD Shares during the Review Period.

Chart 9: Share price performance of HLD


HK$
45
40
35
30
25
20
15
0
5 November 2002: at HK$25.1
Latest Practicable Date: at HK$36.95
Last Trading Date
05 Nov 02
05 Feb 03
05 May 03
05 Aug 03
05 Nov 03
05 Feb 04
05 May 04
05 Aug 04
05 Nov 04
05 Feb 05
05 May 05
05 Aug 05
05 Nov 05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 9 above, the share price of the HLD Shares increased by approximately 47.21% during the Review Period.

In our analysis, we have also compared the share price performance of the HLD Shares with the HSI. As illustrated in Chart 10 below, the share price of HLD generally outperformed the HSI during the Review Period.

Chart 10: Comparison of the share price performance of HLD with the HSI


HLD
HSI
Last Trading Date
80%
60%
40%
20%
0%
-20%
-40%
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date

Source: Bloomberg

(d) *Liquidity*

The following table sets out the trading volume of the HLD Shares from 1 May 2005 up to and including the Latest Practicable Date:

Table 15: Average daily trading volume of the HLD Shares and the HIL Shares from 1 May 2005 to the Latest Practicable Date

	HLD Shares		HIL Shares	
	Monthly trading volume of the HLD Shares	Percentage of the monthly trading volume of the HLD Shares over the total number of issued HLD Shares[1]	Monthly trading volume of the HIL Shares	Percentage of the monthly trading volume of the HIL Shares over the total number of issued HIL Shares[2]
		%		%
2005				
May	54,534,633	3.01	50,811,420	1.80
June	59,551,584	3.28	116,811,021	4.15
July	63,995,955	3.53	43,458,872	1.54
August	71,090,503	3.92	30,855,419	1.10
September	46,415,756	2.56	13,221,294	0.47
October	83,612,016	4.61	23,163,543	0.82
– 1 November to the Last Trading Date	14,932,839	0.82	2,904,000	0.10
– After the Last Trading Date and up to and including the Latest Practicable Date[3]	188,788,228	10.40	149,817,225	5.32

Note 1: Based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date

Note 2: Based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date

Note 3: Including a total of 27 trading days

Source: Bloomberg

Table 15 above shows the average daily trading volume of the HLD Shares and the HIL Shares from 1 May 2005 up to and including the Latest Practicable Date. We note that the average monthly trading volume of the HLD Shares is substantially higher than that of the HIL Shares during this review period.

(e) *HLD Comparable Companies*

In our analysis, we have compared the PER and the premium over or discount to the consolidated NAV of HLD with its comparable companies. We have identified six companies (the "HLD Comparable Companies") which are (i) listed on the Stock Exchange; (ii) principally engaging in property development and investment businesses in Hong Kong; (iii) excluding H share companies; and (iv) with a market capitalization of over HK$30 billion as at the Last Trading Date.

Set out in Table 16 below is a comparison of the respective PERs of the HLD Comparable Companies on the Last Trading Date:

Table 16: Trading PER and premium over or discount to NAV of the share price of HLD and the HLD Comparable Companies

	Closing share price on the Last Trading Date	Market capitalisation on the Last Trading Date	Latest published audited consolidated NAV	Latest published audited NAV per share	Premium over or discount to NAV of the share price per share	PER of share price on the Last Trading Date
	HK$	*HK$ billion*	*HK$ billion*	*HK$*	*%*	*times*
Cheung Kong (Holdings) Limited	80.35	186.10	184.62	79.71	0.80	15.03
Hang Lung Properties Limited	11.15	41.31	40.64	11.03	1.09	6.03
HIL	10.65	30.00	46.27[1]	16.42[2]	(35.14)[2]	8.59
New World Development Company Limited	9.50	33.17	61.66	17.66	(46.21)	11.10
Sino Land Company Limited	8.45	36.52	34.63	7.96	6.16	6.99
Sun Hung Kai Properties Limited	74.15	178.05	150.15	62.54	18.56	17.17
Average					**(9.12)**	**10.82**
HLD	**34.40**	**62.42**	**104.05**[3]	**57.34**[4]	**(40.01)**[4]	**5.75**

Note 1: This figure refers to the HIL Adjusted NTAV.

Note 2: These figures are computed based on the HIL Adjusted NTAV.

Note 3: This figure refers to the HLD Adjusted NTAV.

Note 4: These figures are computed based on the HLD Adjusted NTAV.

Source: Bloomberg, latest published annual or interim reports of the HLD Comparable Companies

As illustrated in Table 16 above, HLD was trading at a PER of 5.75 times on the Last Trading Date while the HLD Comparable Companies were trading at an average PER of approximately 10.82 times. The PER of the HLD Comparable Companies ranged from the lowest of 6.03 times to the highest of 17.17 times on the Last Trading Date, and HLD's PER on the Last Trading Date was lower than the average PER of the HLD Comparable Companies.

Moreover, we note that HLD was trading at a discount of approximately 40.01% to HLD Adjusted NTAV of HK$57.34 per HLD Share on the Last Trading Date while the HLD Comparable Companies were trading at an average discount of approximately 9.12% to their NAV. We note that the discount of the price of the HLD Shares to the HLD Adjusted NTAV per HLD Share on the Latest Practicable Date is within the discount range of the HLD Comparable Companies.

Chart 11 below shows the premium over or discounts to the HIL NTAV per HIL Share and the HLD NTAV per HLD Share of the daily closing share prices of HIL and HLD respectively during the Review Period:

Chart 11: Premium over or discount to HIL NTAV per HIL Share and HLD NTAV per HLD Share of the daily closing share prices of HIL and HLD respectively during the Review Period


80%
60%
40%
20%
0%
-20%
-40%
-60%
HIL
HLD
Last Trading Date
05-Nov-02
05-Feb-03
05-May-03
05-Aug-03
05-Nov-03
05-Feb-04
05-May-04
05-Aug-04
05-Nov-04
05-Feb-05
05-May-05
05-Aug-05
05-Nov-05
Latest Practicable Date

Source: Bloomberg and 2003, 2004 and 2005 annual reports and accounts of HIL and HLD

As illustrated in Chart 11 above, we note that at all times during the Review Period, the HLD Shares traded at a lower premium to the HLD NTAV per HLD Shares as compared to the trading premium of the HIL Shares to the HIL NTAV per HIL Share. Moreover, the discount represented by the closing price of an HLD Share of HK$34.40 on the Last Trading Date to the HLD NTAV per HLD Share of approximately 5.21% is lower than the premium represented by the LTD Implied Value to the HIL NTAV per HIL Share of approximately 78.70%.

The closing price of the HIL Shares on the Last Trading Date represents a discount of approximately 35.14% to the HIL Adjusted NTAV per HIL Share, whilst the closing price of the HLD Shares on the Last Trading Date represents a discount of approximately 40.01% to the HLD Adjusted NTAV per HLD Share.

In addition, it should be noted that the HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

In light of the above, the Proposal could be viewed as a good opportunity for the Minority Shareholders to swap their investment in HIL for other investment with deeper discount to its adjusted NTAV and a higher adjusted NTAV per share after taking into account of the exchange ratio under the Proposal.

(f) *Future Intentions*

As stated in the Explanatory Statement, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

(g) *Dilution effect of the Proposal*

The table below is extracted from the Explanatory Statement in the Scheme Document which sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

Table 17: Shareholdering structure of HLD before and after the completion of the Proposal

HLD Shareholders	As at the Latest Practicable Date Number of HLD Shares	%	Upon completion of the Proposal Number of HLD Shares	%
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

As stated in the Explanatory Statement, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities as at the Latest Practicable Date. Moreover, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

As stated in the letter from the HIL Board, it was announced on 24 November 2005 that Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in the future when appropriate.

(h) *Overview of the Hong Kong property market*

Hong Kong residential property market has been exhibiting strong growth in capital value since the beginning of 2004. According to the latest released figure from the Land Registry Department, the volume of sale and purchase agreements for primary and secondary residential properties has increased by approximately 14.1% to 92,628 units or approximately 29.8% year-on-year increase in value to approximately HK$282.7 billion from January to October 2005. As demonstrated in Chart 12 below, both the luxury residential property capital value and the mass residential property capital value, albeit a moderate consolidation in the latter part of the review period, have increased significantly from the beginning of 2004 to 1 October 2005.

Chart 12: Hong Kong Luxury and Mass Residential Property Capital Value Index


Jones Lang LaSalle HK Property
Index (Jan 2001 = 100)
160
140
120
100
80
60
Luxury Residential
Property Capital Value
Mass Residential
Property Capital Value
1-Nov-02
1-Feb-03
1-May-03
1-Aug-03
1-Nov-03
1-Feb-04
1-May-04
1-Aug-04
1-Nov-04
1-Feb-05
1-May-05
1-Aug-05
1-Oct-05

Source: Jones Lang LaSalle

Moreover, the improving rental and retail consumption in Hong Kong due to the continued support from the increase in inbound tourists from Mainland China and overseas will have an ultimate positive effect on the property sector in Hong Kong, which has reported encouraging results since the beginning of 2004. Furthermore, the unemployment rate of Hong Kong reached a three-year low of approximately 5.5% in September 2005.

In light of the above, it is evident that with the support of a strong domestic consumption and a buoyant tourism sector, the capital value of Hong Kong properties has experienced decent growth since the beginning of 2004.

The chart below illustrates the office capital and rental value index in Hong Kong from 1 November 2002 to 1 October 2005:

Chart 13: Hong Kong Office Capital and Rental Value Index


Jones Lang LaSalle HK Property
Index (Jan 2001 = 100)
160
140
120
100
80
60
40
20
Overall Office Capital Value
Overall Office Rental Value
1-Nov-02
1-Feb-03
1-May-03
1-Aug-03
1-Nov-03
1-Feb-04
1-May-04
1-Aug-04
1-Nov-04
1-Feb-05
1-May-05
1-Aug-05
1-Oct-05

Source: Jones Lang LaSalle

Chart 13 above shows that, the overall office capital value in Hong Kong has increased substantially since the beginning of 2004. Benefiting from the continuing growth in business activities, the demand for office space in Hong Kong has increased substantially. According to Jones Lang LaSalle, a real estate services and investment management company, the overall vacancy rate for offices in Hong Kong dropped from approximately 11.1% in July 2003 to approximately 6.2% in October 2005. In addition, the tightening in supply of A-grade offices has led to an increase in overall office rental prices in 2005. As at the end of October 2005, overall office rental surged by 74.6% on a year-on-year basis.

According to a survey conducted by the Hong Kong People Management Association, a voluntary professional human resources management body, 41 out of 74 surveyed enterprises are planning to raise salary by an average of 2.8% in 2006 which is higher than the 1.0% and 1.9% recorded in 2004 and 2005 respectively. These statistics suggest that the recent economic growth in Hong Kong is now gradually translating into income growth, which is likely to help fuel the growth in domestic consumption, as well as growth of the overall Hong Kong property market.

In light of the above, we are of the view that if the abovementioned trend in the property market is sustainable, it is reasonable to view that the outlook of the Hong Kong property market will remain positive.

CONCLUSIONS AND RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

- the annual growth rates of the HIL Group's turnover and profit from operation experienced a downward trend from 2003 to 2005;

- Hong Kong China Gas, the main profit-contributing associated company of the HIL Group, showed low net profit growth and net profit margin squeeze from 2002 to 2004, and the earnings contributions from HIL's associated companies increased during the corresponding period;

- the HIL Group's uncertain future dividend payout ratio as well as the decreasing dividend yield over the preceding five years;

- the exchange ratio of 2.5 Scheme Shares for one HLD Share under the Proposal represents premia of approximately 29.2% and approximately 38.2% over the historical ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share for the 10, 30, 60, 90 and 120 trading days up to and including the Last Trading Date;

- the LPD Implied Value is at premium over the highest daily closing price of the HIL Shares from 1 May 2005 to the Latest Practicable Date;

- the LTD Implied Value represents premia of approximately 29.20% and approximately 25.89% over the lowest and highest average daily closing prices of an HIL Share respectively for the 10, 30, 60 and 120 trading days up to and including the Last Trading Date;

- the LPD Implied Value represents a premium of approximately 5.57% over the closing price of an HIL Share on the Latest Practicable Date;

- the PER represented by the LPD Implied Value is higher than the PERs of the HIL Shares on the Latest Practicable Date, the Last Trading Date and for the 30, 60 and 90 trading days up to and including the Last Trading Date;

- the average monthly trading volume of the HIL Shares is generally lower than those of the HLD Shares and the shares of the HIL Comparable Companies;

- the LTD Implied Value and the LPD Implied Value represent premia to the historical NTAV per HIL Share of approximately 78.70% and approximately 91.95% respectively, which is higher than the highest trading premium over the historical NTAV per HIL Share during the Review Period;

- the LTD Implied Value and the LPD Implied Value represent discounts to the HIL Adjusted NTAV per HIL Share of approximately 16.20% and approximately 9.99% which are lower than (i) the minimum trading discount to the HIL Adjusted NTAV per HIL Share during the Review Period; (ii) the average discount to the NTAV per share of the companies in the Property Precedent Privatisations; and (iii) the discounts represented by the closing price of an HLD Share on the Last Trading Date and the Latest Practicable Date to the HLD Adjusted NTAV per HLD Share of approximately 40.01% and approximately 35.56% resepctively;

- based on the HLD Adjusted NTAV per HLD Share of HK$57.34, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42;

- without the approval or support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares;

- the HLD Group experienced higher annual growth in terms of net profit and net margin when compared with the HIL Group for 2004 and 2005; and

- the HLD Group experienced higher average dividend payout ratio when compared with the HIL Group for the past five years.

Having considered the above, we are of the view that the terms of the Proposal, in particular the Cancellation Consideration, are fair and reasonable so far as the Independent Minority Shareholders as a whole are concerned. Accordingly, we recommend the Independent Director to advise the Independent Minority Shareholders to vote in favour of the relevant resolutions which will be proposed at the Court Meeting and the Extraordinary General Meeting to approve the Scheme and to implement the Proposal.

Yours faithfully
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

This Explanatory Statement constitutes the statement required under Section 166A of the Companies Ordinance.

SCHEME OF ARRANGEMENT

INTRODUCTION

As stated in the Announcement on 8 November 2005, HLD requested the HIL Directors to put forward the Proposal to the Minority Shareholders for consideration.

The purpose of this Explanatory Statement is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Minority Shareholders other relevant information.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. In addition to this Explanatory Statement, your attention is drawn to the letter from the HIL Board set out on pages 9 to 16 of this document, the letter from the Independent Director together with a letter from Platinum to the Independent Director in relation to the Proposal set out on pages 17 to 63 of this document and the Scheme set out on pages 316 to 325 of this document, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation and extinguishment of all of the Scheme Shares. Forthwith upon such reduction of capital taking effect, the authorised share capital of HIL will be increased to its former amount of HK$720,000,000 by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, all of which will be issued, credited as fully paid, to HLD or as HLD may direct.

The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, the holders of the Scheme Shares whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held .... one HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase such cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration.

Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share and his entitlement will be rounded down to the nearest integer.

Settlement of the Cancellation Consideration will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of the Scheme Shares.

HLD has power to issue the new HLD Shares pursuant to the general mandate granted to the HLD Directors at the annual general meeting of HLD held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be issued and credited as fully paid up, ranking *pari passu* with the existing HLD Shares at the date of issue. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

Under the Scheme, the Cancellation Consideration will be provided by HLD. As the 2,070,243,859 HIL Shares beneficially owned by the Controlling Parties, all being indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and thus will not be cancelled under the Scheme. Accordingly, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

In arriving at the Cancellation Consideration, the HLD Board has considered certain operating factors and financial aspects, including PER, dividend yield, average trading turnovers and prevailing market price levels of both HIL Shares and HLD Shares as well as market capitalisations of both HIL and HLD. Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in this Explanatory Statement on pages 73 to 75 of this document.

Under the Listing Rules, any issue of shares to a party falling within the meaning of "connected persons" would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu Sang, a company controlled by a trustee of a trust relating to some of the HLD Directors, any issue of HLD Shares as Cancellation Consideration to the holders of the HIL Shares beneficially owned by the Connected Parties will constitute a connected transaction of HLD which requires approval by the independent HLD Shareholders under the Listing Rules. In order for these holders of the HIL Shares to receive their Cancellation Consideration other than by way of an issue to them of new HLD Shares, an arrangement was put in place. Under this arrangement, HLD will procure Henderson Development, which is the ultimate holding company taken to be interested in 61.87% of HLD, to transfer to the holders of the HIL Shares beneficially owned by the Connected Parties such number of HLD Shares to which they will be entitled pursuant to the Scheme in consideration of HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to this share transfer arrangement. Since the value

of such HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares will effectively be issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at present. Further announcement regarding the amount of payment will be made when determined. Based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, however, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to effect the payment from internal resources. CSFB as the financial adviser on the Proposal is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As announced on 24 November 2005, Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcement. Further announcements regarding the Proposal will be made as and when appropriate. Subject to the fulfillment or waiver of the Conditions, the Proposal will become effective and binding on HIL and all of the holders of the Scheme Shares.

Assuming that the Scheme becomes effective on 22 February 2006, share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HIL and all holders of the Scheme Shares, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either

in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL;

(c) the sanction of the Scheme, with or without modifications, and confirmation of the reduction of the capital of HIL involved in the Scheme by the Court;

(d) an office copy of the order of the Court, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies;

(e) the granting by the Stock Exchange of the listing of, and permission to deal in, the new HLD Shares which will fall to be issued pursuant to the Proposal;

(f) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the relevant authorities in Hong Kong or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any relevant authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in the relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h) all necessary consents which may be required under any existing contractual obligations of HIL having been obtained; and

(i) if required, the obtaining by HLD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any third parties which are necessary or desirable for the implementation of the Proposal under the applicable laws and regulations.

Condition (a) is the combined effect of Section 166 of the Companies Ordinance and Rule 2.10 of the Takeovers Code. In so far as the statutory requirement for the sanction of the Scheme by the Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be

considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Conditions (a) to (e) cannot be waived in any event. HLD reserves the right to waive conditions (f), (g), (h) and (i), either in whole or in part, and whether generally or in respect of any particular matter. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2006 or such later date as the Court may allow, failing which the Proposal will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow and the Minority Shareholders will be notified accordingly by press announcements.

FINANCIAL EFFECTS OF THE PROPOSAL

The HIL Board has decided to put forward the Proposal to the Minority Shareholders for their consideration as it believes that the Proposal provides an opportunity for all of the holders of the Scheme Shares to realise their investments in HIL at a premium to the prevailing market price of the HIL Shares. The premia represented by the Cancellation Consideration, which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	**30 trading days**	**60 trading days**	**90 trading days**	**120 trading days**
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24 % respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

Historical share price information on the HIL Shares is set out in Section 2 of Appendix IV to this document.

Net Tangible Assets

Value of the HIL Shares based on HLD Adjusted NTAV

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Value of the HIL Shares based on the closing prices of HLD Shares

(i) Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76, representing:

   (a) a premium of approximately 78.70% over the HIL NTAV per HIL Share of approximately HK$7.70; and

   (b) a discount of approximately 16.20% on the HIL Adjusted NTAV per HIL Share of HK$16.42.

(ii) Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78, representing:

   (a) a premium of approximately 91.95% over the HIL NTAV per HIL Share of approximately HK$7.70; and

   (b) a discount of approximately 9.99% on the HIL Adjusted NTAV per HIL Share of HK$16.42.

By way of comparison, the closing price per HLD Share was:

(i) HK$34.40 on the Last Trading Date, representing:

(a) a discount of approximately 5.21% on the HLD NTAV per HLD Share of approximately HK$36.29; and

(b) a discount of approximately 40.01% on the HLD Adjusted NTAV per HLD Share of HK$57.34, and

(ii) HK$36.95 on the Latest Practicable Date, representing:

(a) a premium of approximately 1.82% over the HLD NTAV per HLD share of approximately HK$36.29; and

(b) a discount of approximately 35.56% on the HLD Adjusted NTAV per HLD Share of HK$57.34.

Earnings

The audited consolidated profit of the HIL Group attributable to the HIL Shareholders for the year ended 30 June 2005 was approximately HK$3,505 million, representing earnings per HIL Share of approximately HK$1.24 as shown in the Consolidated Income Statement in Section 2 of Appendix I to this document. When compared with the HIL Group's audited consolidated profit attributable to the HIL Shareholders of approximately HK$2,130 million in respect of the previous financial year which is equivalent to earnings per HIL Share of approximately HK$0.76, it represents a year-on-year increase in profit attributable to the HIL Shareholders of approximately 64.55%.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76. Based on the earnings per HIL Share for the year ended 30 June 2005, such value represents a PER for HIL Shares of about 11.1. This represents a premium of approximately 29.07% over the PER of approximately 8.6 based on the closing price of HK$10.65 per HIL Share on the Last Trading Date.

Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78. Based on the earnings per HIL Share for the year ended 30 June 2005, such value represents a PER for HIL Shares of approximately 11.92. This represents a premium of approximately 5.58% over the PER of approximately 11.29 based on the closing price of HK$14.00 per HIL Share on the Latest Practicable Date.

By way of comparison, the PERs for HLD Shares were

(i) approximately 5.8, based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and earnings per HLD Share of HK$5.98 for the year ended 30 June 2005, and

(ii) approximately 6.2, based on the closing price of an HLD Share of HK$36.95 on the Latest Practicable Date and earnings per HLD Share of HK$5.98 for the year ended 30 June 2005.

Dividend Yield

Based on the value of an HIL Share of approximately HK$13.76, calculated by reference to the closing price of HK$34.40 per HLD Share on the Last Trading Date as mentioned above and the dividends for the year ended 30 June 2005, the dividend yield for the HIL Shares amounted to approximately 2.03%.

Based on the value of an HIL Share of approximately HK$14.78, calculated by reference to the closing price of HK$36.95 per HLD Share on the Latest Practicable Date and the dividends for the year ended 30 June 2005, the dividend yield for the HIL Shares amounted to approximately 1.89%.

By way of comparison, the dividend yields for the HLD Shares were

(i) approximately 2.91%, based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and dividends per HLD Share of HK$1.00 for the year ended 30 June 2005, and

(ii) approximately 2.71%, based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date and the dividends per HLD Share of HK$1.00 for the year ended 30 June 2005.

EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

HIL

The Controlling Parties are indirect wholly-owned subsidiaries of HLD. By virtue of their beneficial interests in an aggregate of 2,070,243,859 HIL Shares, which represents 73.48% of the issued share capital of HIL, the Controlling Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, the HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares.

The Excluded Parties comprise various individuals and corporations having an aggregate beneficial interests in 57,014,064 HIL Shares, representing approximately 2.03% of the issued capital of HIL. The individuals are either HLD Director or their family members. As to the corporations, Fu Sang is a company controlled by the trustee of a trust related to certain HLD Directors. Tako Assets and Thommen are wholly-owned subsidiaries of Hong Kong Ferry, which is owned as to 31.33% by HIL, which in turn is a subsidiary of HLD. Therefore, Tako Assets and Thommen are under the control of Hong Kong Ferry, which is an associated company of a subsidiary of HLD. The remaining corporate Excluded Parties are two members of the CSFB Group. Because of all these relationships with HLD as the offeror under the Proposal, notwithstanding that the HIL Shares beneficially owned by them constitute part of the Scheme Shares, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code and are prevented from voting at the Court Meeting.

The table below sets out the shareholding structure of HIL as at the Latest Practicable Date and immediately upon completion of the Proposal:

	As at the Latest Practicable Date		**Upon completion of the Proposal** *(note 1)*	
HIL Shareholders	**Number of HIL Shares**	**%**	**Number of HIL Shares**	**%**
Controlling Parties	2,070,243,859	73.48	2,817,327,395	100.00
Excluded Parties	57,014,064	2.03	—	—
Independent Minority Shareholders	690,069,472	24.49 *(note 2)*	—	—
Total	2,817,327,395	100.00	2,817,327,395	100.00

Notes:

1. Under the Scheme, the Scheme Shares will be cancelled. Upon such cancellation, the authorised capital of HIL will be increased to its former amount by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, which will be issued as fully paid to HLD or as HLD may direct.

2. Notwithstanding that the Independent Minority Shareholders in aggregate held only 24.49% of the issued share capital of HIL as at the Latest Practicable Date, there is sufficient public float for the purposes of the Listing Rules because some of the Excluded Parties comprising Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen and the two members of the CSFB Group, although presumed to be parties acting in concert with, are not deemed to be "connected persons" of HLD, for the purposes of Rule 8.24 of the Listing Rules. Accordingly, these Excluded Parties are regarded as members of the public under the Listing Rules.

Following the Scheme becoming effective and the withdrawal of listing of the HIL Shares on the Stock Exchange, HIL will become an indirect wholly-owned subsidiary of HLD.

As at the Latest Practicable Date, there were no options, warrants or convertible securities in respect of the HIL Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the HIL Shares entered into by HLD or parties acting in concert with it. As at the Latest Practicable Date, there were 2,817,327,395 HIL Shares in issue and the Minority Shareholders were interested in 747,083,536 HIL Shares, representing approximately 26.52% of the issued capital of HIL. Apart from the HIL Shares, HIL does not have any warrants, options, derivatives, convertible securities or other securities in issue.

HLD

The table below sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

HLD Shareholders	As at the Latest Practicable Date Number of HLD Shares	%	Upon completion of the Proposal Number of HLD Shares	%
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

As at the Latest Practicable Date, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities. As at the Latest Practicable Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

The HLD Board is of the view that the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time. Currently these indirect interest of HLD is held through a 73.48% shareholding of HIL, which has direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. Therefore, HLD's indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amounted to 27.64%, 23.02% and 32.49% respectively. However, after completion of the Proposal, HLD's interests in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. It is also expected that HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and

a member of the Hang Seng Index resulting in the HLD Shares becoming, in time, more attractive to institutional investors. The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

The HIL Board believes that the Proposal offers Independent Minority Shareholders an opportunity to exchange their investment in HIL for an investment in HLD at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to the Last Trading Date. The Proposal offers the Independent Minority Shareholders participation in the other businesses of HLD, including the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL, including those of Hong Kong China Gas, Hong Kong Ferry and Miramar. HLD is a significant member of the Hang Seng Index in Hong Kong, ranked 17 and 16 by market capitalisation on the basis of the closing prices of all Hang Seng Index constituent companies respectively on the Last Trading Date and the Latest Practicable Date. Moreover, HLD Shares have in the past generally enjoyed better trading liquidity than HIL Shares.

In arriving at the Cancellation Consideration, the HLD Board has had regard to the following considerations:

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share and the respective last reported earnings of HK$5.98 per HLD Share and HK$1.24 per HIL Share, the HLD Shares are trading at a lower price-earnings multiple of 5.75 times compared to a trading multiple of 8.59 times for the HIL Shares;

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share and the dividends per HLD Share of HK$1.00 and the dividends per HIL Share of HK$0.28 for the financial year ended 30 June 2005, the HLD Shares are trading at a higher dividend yield of 2.9% compared to the dividend yield of 2.6% for the HIL Shares;

HLD is a major listed company in Hong Kong, with a market capitalisation of approximately HK$62,422 million and ranked 17 in terms of market capitalisation among the 33 members of the Hang Seng Index on the basis of their respective closing prices on the Stock Exchange on the Last Trading Date, while the market capitalisation of HIL only amounted to approximately HK$30,005 million;

Over the past year, the average daily turnovers of the HLD Shares and the HIL Shares on the Stock Exchange amounted to approximately HK$121 million and approximately HK$19 million, respectively;

The Cancellation Consideration is derived from the value of an HIL Share of approximately HK$13.76 based on the closing price of HK$34.40 per HLD Share on the Last Trading Date, representing a significant premium of approximately 81.05% over the cash offer of HK$7.60 per HIL Share under a general offer extended by HLD to the minority shareholders of HIL in 2002.

The HIL Board has decided to put forward the Proposal to the Minority Shareholders for their consideration as it believes that the Proposal provides an opportunity for all of the holders of the Scheme Shares to realise their investments in HIL at a premium to the prevailing market prices of the HIL Shares. The premia embodied in the Cancellation Consideration, which is calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are set out previously in the section headed "Financial Effects of the Proposal".

In addition, the closing price per HIL Share increased 79.0% from the closing price of HK$5.95 on 4 November 2002 to HK$10.65 on the Last Trading Date, while in the same period the closing price per HLD Share increased 37.1% from HK$25.10 to HK$34.40. Hence, the HIL Board believes that the Proposal offers an attractive premium on top of the robust prevailing market price level of the HIL Shares.

Upon the Scheme becoming effective, HIL will become a wholly-owned subsidiary of HLD. It is the intention of HLD to maintain the existing businesses of the HIL Group upon completion of the Proposal.

INFORMATION RELATING TO THE HIL GROUP

History

HIL is a company incorporated in Hong Kong with limited liability and the HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

HIL Group Structure


Lee Shau Kee
Fu Sang
Henderson Development
61.87%(2)
0.01%(2)
HLD
1.23%(1)
0.20%(2)
73.48%(2)
HIL
37.62%
31.33%
44.21%
78.69%
Hong Kong(3) China Gas
Hong Kong Ferry(3)
Miramar(3)
Henderson Cyber
21.31%

Notes:

(1) Lee Shau Kee is the beneficial owner.

(2) Lee Shau Kee, Lee Ka Kit, Lee Ka Shing and Li Ning are taken to be interested in the shareholding interests of Fu Sang and Henderson Development in HLD and in the shareholding interests of Fu Sang and HLD in HIL by virtue of the SFO.

(3) Hong Kong China Gas, Hong Kong Ferry and Miramar are all listed on the Main Board of the Stock Exchange. A subsidiary of Hong Kong China Gas also owns 5,602,600 HLD Shares, representing 0.31% of the issued capital of HLD, whereas certain subsidiaries of Hong Kong Ferry own 4,406,000 HIL Shares, representing 0.16% of the issued capital of HIL.

Business

An analysis of the HIL Group's turnover and operating profit or loss before interest expenses for each of the two years ended 30 June 2004 and 2005 by reference to its activities is set out below:

	Year ended 30 June			
	2005		2004 *(restated)*	
	Turnover	Operating profit/(loss)	Turnover	Operating profit/(loss)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Property leasing	609,748	368,116	572,313	336,878
Hotel operation	99,321	7,536	89,906	5,088
Department store	134,348	7,755	122,904	4,611
Security guard service	98,432	6,066	92,811	4,683
Infrastructure	235,524	152,056	238,748	150,387
Information technology services income	83,778	(20,520)	87,317	(26,264)
Others	33,269	12,306	51,774	41,270
	1,294,420	533,315	1,255,773	516,653

Property Rental

As at 30 June 2005, the total attributable gross floor area of the HIL Group's rental property portfolio amounted to approximately 1.96 million sq.ft.. Total gross rental income of the HIL Group amounted to approximately HK$672 million for the financial year ended 30 June 2005, representing an increase of 7% over that of the previous financial year. Over the past year, the economy of Hong Kong saw a marked improvement and local unemployment rate showed a further decline. Consumer spending increased as investors' confidence further strengthened. Tourist arrivals from Mainland China continued to increase and the retailing sector also registered increase in turnover. Such developments in the marketplace have led to drastic increase in demand for shop premises. The average occupancy rate of the core investment properties of the HIL Group was maintained at a high level of 96%, with double-digit percentage growth in rental recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Hotel & Retailing Operations

Newton Hotel Hong Kong and Newton Hotel Kowloon of the HIL Group recorded an average occupancy rate of approximately 80% during the financial year ended 30 June 2005, with sustained increase in room tariffs.

The HIL Group currently operates Citistore department store outlets, which are located in Tseung Kwan O, Tsuen Wan, Tuen Mun, Yuen Long and Ma On Shan. Turnover of this operation continued to increase as the local retailing sector generally benefited both from increase in tourist arrivals from the "Individual Visit Scheme" as well as increase in local consumer spending. The trading results of this retailing operation as a whole maintained satisfactory growth during the financial year ended 30 June 2005.

Infrastructural Projects

China Investment Group Limited, a 64%-owned subsidiary of HIL engaged in toll-bridge and toll-road joint venture operations in Mainland China, continued to contribute to the HIL Group's recurrent income stream. Operations relating to the infrastructure segment contributed approximately HK$152 million in profit to the HIL Group during the financial year ended 30 June 2005.

Security Services

Megastrength Security Services Company Limited is wholly-owned by HIL and provides professional security services, including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength Security Services Company Limited currently offers quality professional security services both to the HIL Group and non-HIL Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of the HIL Group.

Associated Companies

Hong Kong China Gas

Hong Kong China Gas is 37.62%-owned by HIL. Hong Kong China Gas and its subsidiaries reported a consolidated profit of approximately HK$3,125 million for the six months ended 30 June 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the six months ended 30 June 2005 and the number of customers increased by 35,762, reaching a total of 1,574,513 as at 30 June 2005.

The business developments of the Hong Kong China Gas group in the PRC are progressing well. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the

Sichuan-to-Wuhan gas pipeline project was completed. There is now ample supply of natural gas to the surrounding areas of these pipelines. This facilitates the rapid growth of gas consumption markets, especially beneficial to the group's development of gas projects in the PRC. In addition to having city piped gas joint venture projects in thirty Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China, the group is exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, the group joined with the Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. It is also exploring other business opportunities, including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas conversion by its joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. It has also diversified its strategy to include water supply and drainage in the PRC to capture synergies between these sectors and its gas joint ventures. So far this year, water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province have been successfully concluded. These undertakings represent a further significant milestone in the group's development. It will continue to explore water projects in other Mainland cities. Its transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, the liquefied petroleum gas ("LPG") filling station business run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, the group has a 15% interest in the International Finance Centre ("IFC") in Hong Kong. The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. It also has a 50% interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft. Pre-sale of residential units, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry

Hong Kong Ferry is 31.33%-owned by HIL. The unaudited consolidated net profit after taxation of the Hong Kong Ferry group for the six months ended 30 June 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. The group's profit for the six months ended 30 June 2005 was mainly derived from the sale of residential units of Metro Harbour View in Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold during that period, bringing the number of the unsold units down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately

320,000 sq.ft.. The piling works of this project are progressing well. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft.. Demolition work is expected to be completed by the end of this year. During the six months ended 30 June 2005, the ferry, shipyard and related operations recorded an operating loss of HK$1.9 million while the travel and hotel operations sustained a loss of HK$2.9 million. It is expected that the income from property sales and rental will continue to be the primary source of revenue for this group in the financial year ended 31 December 2005.

Miramar

Miramar is 44.21%-owned by HIL. For the year ended 31 March 2005, Miramar and its subsidiaries reported a consolidated profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. The Miramar group's business recorded continuous growth during the year, benefiting from the economic recovery and increased number of Mainland tourist arrivals to Hong Kong. The local and Mainland hotel businesses of this group achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the previous financial year, with an average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The rental generated from Hotel Miramar Shopping Arcade remained stable while rental income and occupancy for the Miramar Tower improved at a steady pace in the second half of the financial year. During the financial year ended 31 March 2005, it recorded sales of 96 acres of residential land and 26 acres of commercial land in Placer County, California, which resulted in a satisfactory profit. As of 31 March 2005, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating result of the restaurant business remained stable. The cruise business, air ticket and hotel packages and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that the group will continue to achieve better results in the forthcoming fiscal year.

Henderson Cyber

Henderson Cyber is 78.69%-owned by HIL. Henderson Cyber and its subsidiaries reported a consolidated turnover of approximately HK$84 million for the financial year ended 30 June 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to the shareholders of Henderson Cyber for the financial year ended 30 June 2005 was at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the year ended 30 June 2005, the main focus of Henderson Cyber was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June 2005. After assessing the prospects of the various business segments of Henderson Cyber, HLD, HIL, Hong Kong China Gas and Henderson Cyber jointly announced in August 2005 the privatisation of Henderson Cyber by HIL and Hong Kong China Gas, involving the

cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8 December 2005 and as at the Latest Practicable Date, Henderson Cyber was beneficially owned by HIL as to approximately 78.69% and Hong Kong China Gas as to the remaining 21.31%.

Financial information

A summary of the audited consolidated financial results of the HIL Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000* *(restated)*
Turnover	1,294,420	1,255,773
Profit from operations	1,471,572	889,196
Profit from ordinary activities before taxation	4,261,565	2,654,099
Profit from ordinary activities after taxation but before minority interests	3,570,831	2,224,027
Profits from ordinary activities after taxation but before minority interests per HIL Share	HK$1.27	HK$0.79
Profits attributable to the HIL Shareholders	3,505,160	2,129,869
Earnings per HIL Share	HK$1.24	HK$0.76

Net tangible assets

The HIL NTAV as at 30 June 2005 was approximately HK$21,699 million, equivalent to HK$7.70 per HIL Share. The HIL Adjusted NTAV is approximately HK$46,268 million, equivalent to HK$16.42 per HIL Share. Details of the HIL Adjusted NTAV are set out in Section 6 of Appendix I to this document.

Dividends

An interim dividend of HK$0.13 per HIL Share was declared and paid by HIL on 21 April 2005. A final dividend of HK$0.15 per HIL Share was declared and paid by HIL on 6 December 2005.

Liquidity and financial resources

As at 30 June 2005, the gearing ratio of the HIL Group which was calculated on the basis of the total net bank borrowings as a ratio of the HIL Group's shareholders' fund was zero, being the same as that registered on 30 June 2004.

The net cash position of the HIL Group, after netting off total bank loans and borrowings of approximately HK$263 million, amounted to approximately HK$2,538 million as at 30 June 2005. Except for a portion of the bank borrowings denominated in RMB in relation to a subsidiary which engages in infrastructure business in the PRC, all of the HIL Group's borrowings were unsecured with the vast majority being obtained on the committed term basis. The maturity profiles of the HIL Group's bank loans and borrowings outstanding as at the end of the two previous financial years are summarized as follows:

	As at 30 June	
	2005	**2004**
	HK$'000	*HK$'000*
Cash at bank and in hand	2,800,155	1,863,818
Less: Bank loans and borrowings repayable		
Within 1 year	(126,910)	(127,731)
After 1 year but within 2 years	(49,889)	(47,744)
After 2 years but within 5 years	(85,790)	(135,679)
Total bank loans and borrowings	(262,589)	(311,154)
Net cash position	2,537,566	1,552,664

The interest expense of the HIL Group was recorded at approximately HK$13 million for the past financial year (2004: HK$16 million) and showed a decrease as a result of the repayment of bank loans and borrowings. Bank loans and borrowings of the HIL Group, which are primarily obtained from international banks in Hong Kong with interests mainly based on agreed interest margins over the Hong Kong Interbank Offer Rate, are mainly of floating rate in nature.

As of 30 June 2005, the shareholders' fund of the HIL Group amounted to approximately HK$22,853 million (2004: HK$20,032 million), representing an increase of 14.08% when compared with that recorded at the end of the previous financial year. The HIL Group is in a strong financial position and possesses a large capital base and a high net cash position. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the HIL Group has adequate financial resources for funding its ongoing operations as well as future expansion.

INFORMATION RELATING TO THE HLD GROUP

History

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

Financial information

A summary of the audited consolidated financial results of the HLD Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	5,833,261	6,727,118
Profit from operations	1,763,834	2,444,819
Profit from ordinary activities before taxation	14,732,414	8,168,096
Profit from ordinary activities after taxation but before minority interests	12,331,072	7,049,212
Profit from ordinary activities after taxation but before minority interests per HLD Share	HK$6.80	HK$3.95
Profit attributable to the HLD Shareholders	10,853,521	6,173,343
Earnings per HLD Share	HK$5.98	HK$3.46

As at 30 June 2005, the audited consolidated net assets of the HLD Group were approximately HK$66,699 million or approximately HK$36.76 per HLD Share.

FUTURE INTENTIONS

Other than as mentioned below, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL. The HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses.

SHAREHOLDING STRUCTURE, INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES AND THE EXCLUDED PARTIES

The table below sets out the ownership of the HIL Shares in issue, including those beneficially owned by the Controlling Parties and the Excluded Parties, as at the Latest Practicable Date:

HIL Shareholders	Note	Number of HIL Shares	%
Banshing	1	802,854,200	28.50
Markshing	1	602,168,418	21.37
Covite	1	363,328,900	12.90
Gainwise	1	217,250,000	7.71
Darnman	1	84,642,341	3.00
Aggregate number of the HIL Shares beneficially owned by the Controlling Parties		2,070,243,859	73.48
Lee Shau Kee	2, 8 & 9	34,779,936	1.23
Fu Sang	3, 8 & 9	5,615,148	0.20
Ho Wing Fun	4, 8 & 9	1,100	0.00
Lee King Yue	4, 8 & 9	1,001,739	0.04
Lee Tat Man	4, 8 & 9	6,666	0.00
Leung Sing	4, 8 & 9	150,000	0.01
Lo Tak Shing	4, 8 & 9	404,375	0.01
Fung Chun Wah	5, 8 & 9	1,751,000	0.06
Lam Ko Yu	5, 8 & 9	389,000	0.01
Lee Siu Lun	5, 8 & 9	4,897,100	0.18
Tako Assets Limited	6, 8 & 9	3,000,000	0.11
Thommen Limited	6, 8 & 9	1,406,000	0.05
Members of the CSFB Group	7, 8 & 9	3,612,000	0.13
Aggregate number of the HIL Shares beneficially owned by the Excluded Parties	8 & 9	57,014,064	2.03
Aggregate number of the HIL Shares beneficially owned by the Controlling Parties and the Excluded Parties	10	2,127,257,923	75.51
Independent Minority Shareholders		690,069,472	24.49
Total		2,817,327,395	100.00
Minority Shareholders	11	747,083,536	26.52

Notes:

1. The Controlling Parties were presumed to be parties acting in concert with HLD under the Takeovers Code.

2. Lee Shau Kee, an HLD Director, was presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Fu Sang was controlled by a trustee of a trust related to some of the HLD Directors and was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing were HLD Directors and were presumed to be parties acting in concert with HLD under the Takeovers Code.

5. Fung Chun Wah is the son of Fung Lee Woon King, who is an HLD Director. Lam Ko Yu is the brother of Colin Lam Ko Yin, who is an HLD Director. Lee Siu Lun is the brother of Lee Shau Kee. Fung Chun Wah, Lam Ko Yu and Lee Siu Lun were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

6. Tako Assets and Thommen were wholly-owned subsidiaries of Hong Kong Ferry, which in turn was owned as to 31.33% by HIL. As the subsidiaries of an associated company of HIL, which in turn was a subsidiary of HLD, Tako Assets and Thommen were presumed to be parties acting in concert with HLD under the Takeovers Code.

7. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, both being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

8. All of the HIL Shares beneficially owned by the Excluded Parties would form part of the Scheme Shares.

9. Amongst the Excluded Parties, the Connected Parties fell within the meaning of "connected persons" under Chapter 14A of the Listing Rules as a result of their relationship with HLD.

10. The Controlling Parties and the Excluded Parties were parties acting in concert or presumed to be acting in concert with HLD under the Takeovers Code.

11. The total number of HIL Shares held by the Minority Shareholders equalled the aggregate number of the HIL Shares beneficially owned by the Excluded Parties (including the Connected Parties) and the Independent Minority Shareholders.

Further information on the interests of the HIL Directors, whether as such directors, Excluded Parties, HIL Shareholders or creditors of HIL or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other holders of the Scheme Shares, are set out under Section 3 headed "Disclosure of Interests" in Appendix IV to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the Effective Date, which is expected to take place on Wednesday, 22 February 2006. In such an event, the listing of the HIL Shares on the Stock Exchange is expected to be withdrawn on the same date.

The Minority Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the HIL Shares on the Stock Exchange become effective by press announcements.

If the Scheme is not approved or withdrawn or lapses, it is intended that the listing of the HIL Shares on the Stock Exchange will be maintained.

REGISTRATION AND DESPATCH OF SHARE CERTIFICATES

In order to establish entitlements to the Cancellation Consideration under the Scheme, it is proposed to close the Register immediately after 4:00 p.m. on Friday, 17 February 2006 or such other date as may be notified to the Minority Shareholders by press announcement. The Minority Shareholders or their successors in title should ensure that their HIL Shares are registered or lodged for registration in their names or in the names of their nominees before the closure of the Register. The share registrar of HIL is Standard Registrars Limited situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. With effect from 3 January 2006, the share registrar of HIL will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Assuming that the Scheme becomes effective on Wednesday, 22 February 2006, the share certificates for the HLD Shares representing the Cancellation Consideration under the Scheme are expected to be despatched to the holders of the Scheme Shares or persons nominated by them on or before Saturday, 4 March 2006.

In the absence of any specific instructions to the contrary received in writing by the share registrar of HIL before the Effective Date, the share certificates for the HLD Shares representing the Cancellation Consideration under the Scheme will be sent to the holders of the Scheme Shares whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first on the Register in respect of the joint holding. All such share certificates will be sent at the risk of the persons entitled thereto and neither HLD nor HIL will be liable for any loss or delay in transmission.

Settlement of the Cancellation Consideration will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holders of the Scheme Shares.

ODD LOT TRADING ARRANGEMENT

In order to facilitate the trading of odd lots of HLD Shares issued or transferred under the Scheme, HLD has appointed DBS Vickers (Hong Kong) Limited of 18th - 19th Floors, Man Yee Building, 68 Des Voeux Road Central, Hong Kong to provide the service to match the sale and purchase of odd lots of such HLD Shares during the period from Monday, 6 March 2006 to

Tuesday, 6 June 2006, both days inclusive. Holders of the HLD Shares issued or transferred, as the case may be, in odd lots under the Scheme who wish to use this facility may contact the following agent during the aforesaid period as follows:

Contact Person	Telephone Number
Mr. Peter Cheung Kin Wah — Director, Sales	2863 8892
Mr. Ho Chun Man — Sales Associate	2820 4600

Holders of odd lots of HLD Shares under the Scheme should note that the matching of the sale and purchase of odd lots of HLD Shares is not guaranteed. Such HLD Shareholders are advised to consult their own professional advisers if they are in doubt about the facility described above.

OVERSEAS INDEPENDENT MINORITY SHAREHOLDERS

The making of the Proposal to and the acceptance of the Proposal by those Independent Minority Shareholders not resident in Hong Kong may be subject to the laws and regulations of other jurisdictions. Such Independent Minority Shareholders should observe and inform themselves of any applicable legal or regulatory requirements in their respective jurisdictions. It is the responsibility of the overseas Independent Minority Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Scheme provides that, where the HLD Directors or the HIL Directors have been advised that the allotment and issue of the HLD Shares to an overseas Independent Minority Shareholder may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the HLD Directors or the HIL Directors regard as unduly onerous by reason of delay, expense or otherwise, HLD may allot and issue the relevant HLD Shares to a person selected by the HLD Directors who will sell the same in the market as soon as possible and account to the relevant overseas Independent Minority Shareholder for the net proceeds of sale in full satisfaction of his rights to the HLD Shares to which he would have been entitled under the Scheme, except that no payment will be made of any amount of less than HK$50, which will be retained for the benefit of HLD. The person selected by the HLD Directors will sell the relevant HLD Shares in the market as soon as reasonably practicable on or after the date when the other Independent Minority Shareholders are expected to receive the share certificates for their HLD Shares (which date is expected to be Monday, 6 March 2006) at such price(s) as may reasonably be obtained in the market. The net proceeds of sale, after deduction of expenses, will be sent to the relevant overseas Independent Minority Shareholder at his own risk within 14 days after any such sale but in any event within 28 days from the Effective Date. In the absence of bad faith or wilful default, none of HLD, HIL or any broker or agent of either of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

The HLD Directors have been advised that the making available, offer for subscription or purchase and the allotment and issue of the HLD Shares to those HIL Shareholders residing or with registered address in Malaysia is prohibited by the laws of Malaysia unless the prior approval of the Securities Commission of Malaysia is obtained and a prospectus conforming to the requirements of the Securities Commission Act 1993, as amended, has been registered with the Securities Commission. The HLD Directors believe that it would be unduly onerous by reason of delay, expense or otherwise to obtain such prior approval and to register this document as a prospectus. The arrangement set out in the preceding paragraph will therefore be applied to the HIL Shareholders residing or with registered address in Malaysia and, so as far as the HIL Shareholders residing or with registered address in Malaysia are concerned, this document which will be sent to them does not constitute and is not intended to constitute an offer or invitation to such HIL Shareholders to subscribe for or acquire the HLD Shares, nor will an issue or intended issue of the HLD Shares to such HIL Shareholders be contemplated under this document. Apart from Malaysia, it is not presently expected that the matters stated in the preceding paragraph will apply to any other overseas Independent Minority Shareholders. Further announcement will be made if such matters will apply to any overseas Independent Minority Shareholders other than those residing or with registered address in Malaysia.

TAXATION

The holders of the Scheme Shares, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Consideration would make such holders of the Scheme Shares liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

The Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme (with or without modification). In so far as the sanction of the Scheme by the Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

As at the Latest Practicable Date, the Controlling Parties remained interested beneficially in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued capital of HIL. Those HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition preventing the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have indicated that if the Scheme is approved at the Court Meeting, those HIL Shares held by them or their nominees will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting.

In view of the interests of HLD in the Proposal and the relationships between the Excluded Parties and HLD as explained in the paragraphs under the heading "HIL" in the above section headed "Effects of the Proposal on Shareholding Structures of HIL and HLD" on pages 71 to 73, all of the 57,014,064 HIL Shares beneficially owned by the Excluded Parties (some of whom are Connected Parties by reason of the definition of "connected persons" in Chapter 14A of the Listing Rules) representing approximately 2.03% of the issued capital of HIL, although forming part of the Scheme Shares, will neither be represented nor voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. These HIL Shares, however, do form part of the Scheme Shares. There is no prohibition restricting holders of the HIL Shares beneficially owned by the Excluded Parties from attending and voting at the Extraordinary General Meeting other than Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing all of whom, in seeking a ruling from the Executive that they, as HLD Directors, did not face a conflict of interest such that Rule 2.4 of the Takeovers Code would be applicable to the Proposal, confirmed that they would not take part as HIL Shareholders in the Meetings to approve the Proposal.

Notices of Meetings are set out on pages 326 to 329 of this document. The Meetings will be held on Friday, 20 January 2006 at the respective times specified in such notices in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong.

DEMAND FOR POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with Article 80 of the articles of association of HIL, at any general meeting of HIL a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws, rules or regulations. A poll may be demanded:

(a) by the chairman of such meeting;

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding HIL Shares conferring a right to vote at the meeting, being HIL Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all HIL Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

ACTIONS TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them as soon as possible with the share registrar of HIL, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, but in any case not later than the following respective times. With effect from 3 January 2006, the share registrar of HIL, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 18 January 2006, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 18 January 2006. A self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Investment

Limited" are enclosed in order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends a Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive). During such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL, Standard Registrars Limited, at either of the addresses mentioned in the preceding paragraph not later than 4:00 p.m. on Tuesday, 17 January 2006.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

FURTHER INFORMATION

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Statement.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial results of the HIL Group for each of the three financial years ended 30 June 2003, 2004 and 2005:

	Year ended 30 June		
	2005	**2004**	**2003**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*
Turnover	1,294,420	1,255,773	1,181,245
Profit from operations	1,471,572	889,196	466,459
Share of results of associated companies and jointly controlled entities	2,870,868	1,831,631	1,539,060
Profit from ordinary activities before taxation	4,261,565	2,654,099	1,923,458
Income tax	(690,734)	(430,072)	(315,160)
Profit from ordinary activities after taxation	3,570,831	2,224,027	1,608,298
Minority interests	(65,671)	(94,158)	(43,020)
Profit for the year attributable to the HIL Shareholders	3,505,160	2,129,869	1,565,278
Dividends	(788,852)	(647,985)	(619,812)
Earnings per HIL Share *(HK$)*	1.24	0.76	0.56
Dividend per HIL Share *(HK$)*	0.28	0.23	0.22

Notes:

(1) *2004 figures have been adjusted to reflect the change in accounting policies as a result of the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1.*

(2) *2003 figures have not been adjusted to reflect the change in accounting policies resulting from the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1. Had these new accounting standards and interpretations been adopted for the year ended 30 June 2003, the HIL Group's profit for the year attributable to the HIL Shareholders would have been decreased by approximately HK$603 million.*

(3) *There were no qualifications in the auditors' report in respect of each of the three financial years ended 30 June 2003, 2004 and 2005.*

(4) *There were no extraordinary or exceptional items for the past three financial years.*

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HIL GROUP FOR THE YEAR ENDED 30 JUNE 2005

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HIL Group for the financial year ended 30 June 2005. The page numbers in the audited consolidated financial statements below refer to the 2005 annual report of HIL.

CONSOLIDATED INCOME STATEMENT
for the year ended 30 June 2005

	NOTES	**2005** *HK$'000*	**2004** *HK$'000 (restated)*
Turnover	5	1,294,420	1,255,773
Direct operating costs		(591,816)	(592,610)
		702,604	663,163
Other operating income	7	71,726	86,565
Gain on disposal of investments in securities		—	61,911
(Loss) gain on disposal of property, plant and equipment	8	(2,065)	76,091
Unrealised holding gain on investments in securities		25,942	48,901
Impairment loss on property, plant and equipment recognised		—	(435)
Reversal of impairment loss on properties held for development		—	367
Write back of allowance for completed properties for sale		—	17,254
Fair value gain of investment properties		890,345	160,933
Selling and distribution costs		(55,398)	(62,059)
Administrative expenses		(161,582)	(163,495)
Profit from operations	9	1,471,572	889,196
Finance costs	10	(13,035)	(16,173)
Share of results of associates		2,870,868	1,831,631
Amortisation of goodwill		(74,104)	(59,555)
Negative goodwill released to income		6,264	9,000
Profit before taxation		4,261,565	2,654,099
Taxation	13	(690,734)	(430,072)
Profit before minority interests		3,570,831	2,224,027
Minority interests		(65,671)	(94,158)
Net profit for the year		3,505,160	2,129,869
Dividends	14	788,852	647,985
Earnings per HIL Share	15	HK$1.24	HK$0.76

BALANCE SHEETS
at 30 June 2005

		HIL GROUP		HIL	
		2005	2004	2005	2004
	NOTES	*HK$'000*	*HK$'000* (*restated*)	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS					
Investment properties	16	5,000,682	4,110,284	—	—
Property, plant and equipment	17	1,835,530	1,880,837	—	—
Properties held for development	18	11,016	11,016	—	—
Investments in subsidiaries	19	—	—	2,157,974	2,107,070
Interests in associates	20	14,556,825	13,139,466	164,226	164,226
Investments in securities	21	241,640	215,418	30	30
Amounts due from minority shareholders	22	80,930	84,519	—	—
Debtors, deposits and prepayments	23	132,863	131,430	—	—
Instalments receivable		4,901	5,633	4,871	5,191
		21,864,387	19,578,603	2,327,101	2,276,517
CURRENT ASSETS					
Inventories	24	29,166	26,689	—	—
Investments in securities	21	—	41,096	—	—
Completed properties for sale	25	248,085	248,591	—	—
Debtors, deposits and prepayments	23	348,788	260,844	9,654	9,653
Instalments receivable		576	2,359	321	302
Amounts due from subsidiaries		—	—	10,444,153	10,235,227
Amounts due from associates	43	42,009	127,488	41,897	38,967
Amounts due from investee companies	26 & 43	6,502	6,376	—	—
Pledged bank deposits	37	20,205	20,205	—	—
Bank balances and cash	37	2,779,950	1,843,613	233	251
		3,475,281	2,577,261	10,496,258	10,284,400
CURRENT LIABILITIES					
Creditors and accrued expenses	27	280,817	224,027	4,964	3,681
Amounts due to subsidiaries		—	—	269,704	597,748
Amounts due to associates	43	2,485	—	—	—
Taxation		185,330	167,257	—	—
Borrowings	28	126,910	127,731	—	—
Obligations under finance leases	29	114	—	—	—
		595,656	519,015	274,668	601,429
NET CURRENT ASSETS		2,879,625	2,058,246	10,221,590	9,682,971
		24,744,012	21,636,849	12,548,691	11,959,488

	NOTES	HIL GROUP 2005 HK$'000	HIL GROUP 2004 HK$'000 (restated)	HIL 2005 HK$'000	HIL 2004 HK$'000
CAPITAL AND RESERVES					
Share capital	30	563,466	563,466	563,466	563,466
Reserves	31	22,289,042	19,468,414	11,985,225	11,396,022
		22,852,508	20,031,880	12,548,691	11,959,488
MINORITY INTERESTS		744,759	755,761	—	—
NON-CURRENT LIABILITIES					
Borrowings	28	135,679	183,423	—	—
Deferred tax liabilities	32	565,828	446,060	—	—
Obligations under finance leases	29	416	—	—	—
Amounts due to minority shareholders	33	143,588	147,560	—	—
Amount due to a fellow subsidiary	43	301,234	72,165	—	—
		1,146,745	849,208	—	—
		24,744,012	21,636,849	12,548,691	11,959,488

The financial statements on pages 45 to 97 were approved and authorised for issue by the HIL Board on 28 September 2005 and are signed on its behalf by:

LEE SHAU KEE
DIRECTOR

LEE TAT MAN
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2005

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Total equity at beginning of the year		
As previously reported	20,824,626	19,249,420
Prior period adjustments *(note 3)*	(792,746)	(741,597)
As restated	20,031,880	18,507,823
Revaluation surplus on hotel properties not recognised in the consolidated income statement	19,800	14,000
	20,051,680	18,521,823
Net profit for the year	3,505,160	2,129,869
Dividend paid	(704,332)	(619,812)
Total equity at end of the year	22,852,508	20,031,880

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2005

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
OPERATING ACTIVITIES			
Profit from operations		1,471,572	889,196
Adjustments for:			
Dividends from investments in securities		(10,070)	(19,115)
Depreciation and amortisation		85,627	85,294
Interest income		(52,813)	(28,947)
Gain on disposal of investments in securities		—	(61,911)
Loss (gain) on disposal of property, plant and equipment		2,065	(76,091)
Unrealised holding gain on investments in securities		(25,942)	(48,901)
Impairment loss on property, plant and equipment		—	435
Reversal of impairment loss on properties held for development		—	(367)
Write back of allowance for completed properties for sale		—	(17,254)
Allowance for doubtful debts		5,671	3,321
Increase in fair value gain of investment properties		(890,345)	(160,933)
Operating cash flows before movements in working capital		585,765	564,727
Decrease (increase) in instalments receivable		2,515	(812)
Increase in inventories		(2,477)	(900)
Decrease in completed properties for sale		506	2,627
Increase in debtors, deposits and prepayments		(95,252)	(9,695)
Increase (decrease) in creditors and accrued expenses		56,649	(28,448)
Cash generated from operations		547,706	527,499
Income taxes paid		(64,088)	(49,780)
Interest paid		(13,021)	(17,310)
Interest on finance leases paid		(14)	(4)
NET CASH FROM OPERATING ACTIVITIES		470,583	460,405
INVESTING ACTIVITIES			
Dividends received from associates and investments in securities		938,181	884,969
Interest received		53,533	33,717
Purchase of investment properties		(53)	(549)
Purchase of property, plant and equipment		(22,203)	(19,168)
Payments to acquire additional interest in a subsidiary		(50,904)	—
Payments to acquire additional interests in associates		(23,668)	—
Payments to acquire investments in securities		(514)	—
Proceeds from disposal of property, plant and equipment		219	6,625
Proceeds from disposal of investments in securities		40,794	804,425
Advance to investee companies		(126)	(38)
Repayment from (advance to) associates		85,479	(579)
Repayment from (advance to) minority shareholders		3,589	(5,326)
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	34	19	(58)
NET CASH FROM INVESTING ACTIVITIES		1,024,346	1,704,018

	NOTE	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
FINANCING ACTIVITIES			
Dividends paid to shareholders		(704,191)	(619,840)
Dividends paid to minority shareholders		(33,347)	(66,383)
Advance from (repayment to) a fellow subsidiary		229,069	(127,249)
Repayment to minority shareholders		(3,972)	(10,474)
Advance from (repayment to) associates		2,485	(234)
Repayment to an investee company		—	(4,143)
Repayment of obligations under finance leases		(71)	(47)
Issue of shares to minority shareholders		—	2,340
New bank and other loans raised		—	6,100
Repayment of bank and other loans		(53,178)	(287,421)
NET CASH USED IN FINANCING ACTIVITIES		(563,205)	(1,107,351)
NET INCREASE IN CASH AND CASH EQUIVALENTS		931,724	1,057,072
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,814,443	757,371
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		2,746,167	1,814,443
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		2,779,950	1,843,613
Bank overdrafts		(33,783)	(29,170)
		2,746,167	1,814,443

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2005

1. GENERAL

HIL is a public limited liability company incorporated in Hong Kong with its HIL Shares listed on the Stock Exchange. Its ultimate holding company is Henderson Development, a private limited liability company incorporated in Hong Kong.

HIL is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operations and information technology development.

2. ADOPTION OF/POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRSs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for:

HKFRS 3 *Business combinations* which is applicable to business combinations, for which the agreement date is on or after 1 January 2005; and

HK Interpretation 1 ("HK Int 1") *The appropriate accounting policies for infrastructure facilities* which is effective on 1 October 2004.

The principal effects of the application of HKFRS 3 and HK Int 1 to the HIL Group are summarised as follows:

HKFRS 3 Business combinations

HKFRS 3 has been adopted by the HIL Group for business combinations for which the agreement date is on or after 1 January 2005. The transactions to which HKFRS 3 has been applied by the HIL Group are the acquisitions of the remaining interest of Shiu Kien Development Company Limited in January 2005 and the acquisition of additional interests in certain associates during the year. By adoption of HKFRS 3, no amortisation for goodwill arose from the above transactions during the year has been charged to the consolidated income statement.

In accordance with the transitional rules of HKFRS 3, the HIL Group will apply the revised accounting policy of goodwill prospectively from the beginning of its first annual financial period beginning on or after 1 January 2005, i.e. 1 July 2005. Therefore, the change has had no significant impact on amounts reported for the current and prior periods.

HK Int 1 The appropriate accounting policies for infrastructure facilities

In the current year, the HIL Group has adopted HK Int 1 *The appropriate accounting policies for infrastructure facilities* issued by the HKICPA.

The principal effect of the adoption of HK Int 1 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll roads. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the HIL Group are provided for on the basis of a sinking fund method.

By adoption HK Int 1, amortisation of toll highway operation rights and depreciation of bridges of the HIL Group are provided for on the basis which is similar to a straight-line method. In the absence of any specific transitional requirements in HK Int 1, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

In the current year, the HIL Group has early adopted HKAS 40 *Investment property* and HK(SIC) Interpretation 21 *Income taxes — Recovery of revalued non-depreciable assets.*

HKAS 40 Investment property

In previous years, investment property is stated at its open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment property is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged. On disposal of an investment property, the balance on the property revaluation reserve attributable to the property is transferred to the income statement. No depreciation is provided on investment property except where the unexpired term of the relevant lease is 20 years or less.

HKAS 40 introduces both cost model and fair value model for the measurement of investment property. Under the fair value model, HKAS 40 requires fair value changes to be recognised directly in the income statement in the period in which they arise. The HIL Group has elected to use the fair value model to account for its investment properties and apply HKAS 40 retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

HK(SIC) Interpretation 21 Income taxes - Recovery of revalued non-depreciable assets

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation.

In the current year, the HIL Group has applied HK(SIC) Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the HIL Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

The HIL Group has commenced considering the potential impact of the other new HKFRSs and has so far concluded that the adoption of HKAS 16 *Property, plant and equipment*, HKAS 17 *Leases*, HKAS 28 *Investments in associates* and the related interpretations may have an effect on how the results for the future accounting years are prepared and presented.

Hotel property

In previous years, the HIL Group's self-operated hotel properties were carried at revalued amounts and were not subject to depreciation. Hong Kong Interpretation 2 *The appropriate accounting policies for hotel properties requires* owner-operated hotel building and integral plant and equipment to be accounted for in accordance with HKAS 16. The underlying leasehold land on which the hotel is situated will be stated at cost and amortised over the lease term.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continued to be accounted for as property, plant and equipment.

Investments in associates

When the financial statements of an associate are prepared as of a different reporting date from that of the HIL Group, the difference between the reporting date of the associate and that of the HIL Group shall be no more than three months. The effects of significant transactions occurring between the two dates must be adjusted for equity accounting purpose in the preparation of the HIL Group's financial statements.

Investments in securities

In previous years, the HIL Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities, "other investment" or "held-to-maturity securities" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity securities are carried at amortised cost less impairment losses (if any). From 1 July 2005 onwards, the HIL Group will classify and measure its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1 July 2005 onwards, the HIL Group will classify and measure its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

The HIL Group is in the process of making an assessment of the potential impact of the other new HKFRSs but is not yet in a position to determine the impact of these new HKFRSs on the results of operations and financial position of the HIL Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the HIL Group are prepared and presented.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	2005				2004			
	HKAS 40	**HK(SIC) Int 21**	**HK Int 1**	**Total**	**HKAS 40**	**HK(SIC) Int 21**	**HK Int 1**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Increase in depreciation and amortisation	—	—	(19,371)	(19,371)	—	—	(21,289)	(21,289)
Decrease in impairment loss on property, plant and equipment	—	—	—	—	—	—	53,178	53,178
Increase in fair value gain of investment properties	890,345	—	—	890,345	160,933	—	—	160,933
Increase in share of results of associates	635,246	—	—	635,246	195,412	—	—	195,412
Increase in shares of taxation of associates	—	(111,682)	—	(111,682)	—	(33,010)	—	(33,010)
(Increase) decrease in deferred tax	—	(117,713)	2,887	(114,826)	—	(22,706)	3,397	(19,309)
Decrease (increase) in minority interests	—	—	8,604	8,604	—	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

The cumulative effects of the application of the new HKFRSs as at 1 July 2004 and 2003 are summarised below:

	At 1 July 2004				At 1 July 2003			
	HKAS 40	**HK(SIC) Int 21**	**HK Int 1**	**Total**	**HKAS 40**	**HK(SIC) Int 21**	**HK Int 1**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Decrease in property, plant and equipment	—	—	(100,846)	(100,846)	—	—	(132,735)	(132,735)
Decrease in interests in associates	—	(362,200)	—	(362,200)	—	(329,190)	—	(329,190)
Decrease in minority interests	—	8,194	38,025	46,219	—	8,086	68,852	76,938
Increase in deferred tax liabilities	—	(399,002)	23,083	(375,919)	—	(376,296)	19,686	(356,610)
	—	(753,008)	(39,738)	(792,746)	—	(697,400)	(44,197)	(741,597)

The financial effects of the application of the new HKFRSs to the HIL Group's equity at 1 July 2003 are summarised below:

	As originally stated	**HKAS 40**	**HK(SIC) Int 21**	**HK Int 1**	**As restated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property revaluation reserve	1,815,358	(535,371)	—	—	1,279,987
Retained profits	10,389,213	535,371	(697,400)	(44,197)	10,182,987

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(A) Basis of consolidation

The consolidated financial statements incorporate the financial statements of HIL and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the HIL Group have been eliminated on consolidation.

(B) **Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the HIL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 July 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 July 2001 with agreement dated before 31 December 2004 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the interests in associates. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions for which the agreement date is on or after 1 January 2005, represents the excess of the cost of acquisition over the HIL Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition, is initially recognised as an asset at cost and is subsequently measured at cost less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the HIL Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

(C) **Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)**

HKFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss. HKFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Negative goodwill arising on acquisitions on or after 1 January 2001 with agreement dated before 31 December 2004 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate before 31 December 2004 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from assets.

(D) **Investments in subsidiaries**

Investments in subsidiaries are included in the HIL's balance sheet at cost less any identified impairment loss.

(E) **Interests in associates**

The consolidated income statement includes the HIL Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30 June each year or to a date which is not more than six months before the HIL Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the HIL Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as it has not already been amortised/released to income, less any identified impairment loss.

When the HIL Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the HIL Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by HIL on the basis of dividends received and receivable during the year. In HIL's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

(F) **Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the HIL Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

(G) **Jointly controlled assets**

Where a group company undertakes its activities under joint venture arrangements directly constituted as jointly controlled assets, the HIL Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the HIL Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the HIL Group.

(H) **Revenue recognition**

(i) Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

(ii) The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the HIL Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sale of goods from the retail business is recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the HIL Group's rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services/consultancy service and commission income are recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(ix) Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

(x) Revenue from the provision of internet and telecommunication services are recognised at the time when the services are rendered.

(I) **Investment properties**

Investment properties, which are property held to earn rentals and/or for capital appreciation, is stated at fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

(J) **Hotel properties**

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the HIL Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the property revaluation reserve on individual basis. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(K) **Properties held for development**

Properties held for development are stated at the cost of acquisition to the HIL Group together with any attributable expenses less any identified impairment losses, where appropriate.

(L) **Completed properties for sale**

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(M) **Property, plant and equipment**

Property, plant and equipment, other than hotel properties and construction in progress, are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than hotel properties and construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 40 years
Toll highway operation rights and bridges	Over the operating periods
Others	10% to 50%

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(N) **Impairment**

At each balance sheet date, the HIL Group reviews the carrying amounts of its assets other than investment properties to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

(O) **Inventories**

Inventories, which represent retail, catering stocks and trading goods, are stated at the lower of cost and net realisable value. Costs, which comprises all costs of purchase, is calculated on the weighted average cost method.

(P) **Instalments receivable**

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(Q) **Leases**

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation the same as other owned depreciable assets unless there is no reasonable certainty that the HIL Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(R) **Development costs**

Research and development costs, including website/portal development costs, are charged to the income statement as incurred, except insofar as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(S) **Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(T) **Retirement benefit costs**

Payments to defined contribution retirement schemes and mandatory provident fund scheme are charged as an expense as they fall due.

(U) **Foreign currencies**

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the HIL Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the HIL Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

(V) **Taxation**

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the HIL Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. TURNOVER

	2005	2004
	HK$'000	*HK$'000*
Hotel operation	99,321	89,906
Information technology services income	83,778	87,317
Rental income	609,748	572,313
Sale of goods	134,348	122,904
Sale of properties	1,646	5,643
Security guard services	98,432	92,811
Toll fee income	235,524	238,748
Others	31,623	46,131
	1,294,420	1,255,773

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the HIL Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	investment holding, sale of properties, provision of cleaning and security guard services, retail business and provision of information technology services

Segment information about these businesses is presented below:

2005

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	609,748	99,321	134,348	235,524	215,479	—	1,294,420
Other operating income	4,536	117	1,244	1,907	11,109	—	18,913
External income	614,284	99,438	135,592	237,431	226,588	—	1,313,333
Inter-segment income	58,088	—	3	—	3,614	(61,705)	—
Total income	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment results	368,116	7,536	7,755	152,056	(2,148)	—	533,315
Interest income	40	—	—	10,742	42,031	—	52,813
(Loss) gain on disposal of property, plant and equipment	21	—	2	(2,039)	(49)	—	(2,065)
Unrealised holding gain on investments in securities	—	—	—	—	25,942	—	25,942
Fair value gain of investment properties	890,345	—	—	—	—	—	890,345
Unallocated corporate expenses							(28,778)
Profit from operations							1,471,572
Finance costs							(13,035)
Share of results of associates							2,870,868
Amortisation of goodwill							(74,104)
Negative goodwill released to income							6,264
Profit before taxation							4,261,565
Taxation							(690,734)
Profit before minority interests							3,570,831
Minority interests							(65,671)
Net profit for the year							3,505,160

2005

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
BALANCE SHEET						
Assets						
Segment assets	5,255,033	785,166	52,535	1,253,565	379,143	7,725,442
Interests in associates						14,556,825
Amounts due from associates						42,009
Unallocated corporate assets						3,015,392
Consolidated total assets						25,339,668
Liabilities						
Segment liabilities	79,190	18,614	114,026	20,112	36,310	268,252
Amount due to associates						2,485
Unallocated corporate liabilities						1,471,664
Consolidated total liabilities						1,742,401
OTHER INFORMATION						
Capital additions	53	1,905	12,795	1,635	6,469	22,857
Depreciation and amortisation	—	744	13,687	55,401	15,795	85,627
Allowance for doubtful debts	1,685	(170)	—	—	4,156	5,671

2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
INCOME AND RESULTS							
Turnover	572,313	89,906	122,904	238,748	231,902	—	1,255,773
Other operating income	2,893	730	799	3,363	49,833	—	57,618
External income	575,206	90,636	123,703	242,111	281,735	—	1,313,391
Inter-segment income	51,907	1,704	—	—	4,813	(58,424)	—
Total income	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
Segment results	336,878	5,088	4,611	150,387	19,689	—	516,653
Interest income	41	—	—	12,613	16,293	—	28,947
Gain on disposal of investments in securities	—	—	—	—	61,911	—	61,911
Gain (loss) on disposal of property, plant and equipment	—	—	(21)	104,332	(28,220)	—	76,091
Unrealised holding gain on investments in securities	—	—	—	—	48,901	—	48,901
Impairment loss on property, plant and equipment recognised	—	—	—	—	(435)	—	(435)
Reversal of impairment loss on properties held for development	—	—	—	—	367	—	367
Write back of allowance for completed properties for sale	—	—	—	—	17,254	—	17,254
Fair value gain of investment properties	160,933	—	—	—	—	—	160,933
Unallocated corporate expenses							(21,426)
Profit from operations							889,196
Finance costs							(16,173)
Share of results of associates							1,831,631
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Profit before taxation							2,654,099
Taxation							(430,072)
Profit before minority interests							2,224,027
Minority interests							(94,158)
Net profit for the year							2,129,869

2004

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
						(restated)
BALANCE SHEET						
Assets						
Segment assets	4,366,814	760,249	48,277	1,225,854	424,523	6,825,717
Interests in associates						13,139,466
Amounts due from associates						127,488
Unallocated corporate assets						2,063,193
Consolidated total assets						22,155,864
Liabilities						
Segment liabilities	75,139	6,628	88,574	12,575	30,143	213,059
Unallocated corporate liabilities						1,155,164
Consolidated total liabilities						1,368,223
OTHER INFORMATION						
Capital additions	549	1,142	9,818	1,223	6,985	19,717
Depreciation and amortisation	—	981	11,839	55,188	17,286	85,294
Allowance for doubtful debts	2,139	119	—	—	1,063	3,321

Geographical segments

The HIL Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure and retail business are carried out in other regions of the PRC.

The following table provides an analysis of the HIL Group's revenue by geographical market, irrespective of the origin of the goods/services:

2005

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,058,896	235,524	1,294,420
Other operating income	17,006	1,907	18,913
External income	1,075,902	237,431	1,313,333

2004

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,015,869	239,904	1,255,773
Other operating income	53,057	4,561	57,618
External income	1,068,926	244,465	1,313,391

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

2005

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Carrying amount of total assets	23,975,107	1,364,561	25,339,668
Addition to investment properties	53	—	53
Additions to property, plant and equipment	21,169	1,635	22,804

2004

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
			(restated)
Carrying amount of total assets	20,857,451	1,298,413	22,155,864
Addition to investment properties	549	—	549
Additions to property, plant and equipment	17,945	1,223	19,168

Segmental information for the principal associates of the HIL Group are shown on pages 91 to 97.

7. OTHER OPERATING INCOME

	2005	2004
	HK$'000	*HK$'000*
Compensation for early termination of tenancy agreements	336	184
Dividend income from listed investments	5,398	11,032
Dividend income from unlisted investments	4,672	8,083
Interest income *(note)*	52,813	28,947
Profit on disposal of option contract	—	22,072
Sponsorship fee	1,437	1,357
Sundry income	7,070	14,890
	71,726	86,565

Note: Included interest income from deferred instalment receivables of HK$9,754,000 (2004: HK$11,467,000).

8. (LOSS) GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	HK$'000	*HK$'000*
(Loss) gain on disposal of toll bridges	(1,933)	104,332
Loss on disposal of other property, plant and equipment	(132)	(28,241)
	(2,065)	76,091

On 10 March 2004, the HIL Group entered into two agreements with 天津市貸款道路建設車輛通行費徵收辦公室 ("Tianjin Toll Collection Office"), a department of the Tianjin municipal government, pursuant to which the HIL Group's toll collection right of certain toll bridges were transferred to Tianjin Toll Collection Office with effective from 1 June 2003 at a total consideration of approximately RMB283,748,000 (equivalent to approximately HK$264,595,000) (the "Consideration").

The Consideration will be received by instalments at RMB28,100,000 (equivalent to HK$26,203,000) per annum and RMB16,000,000 (equivalent to HK$14,920,000) per annum for the period from 1 June 2003 to 27 October 2010 and from 28 October 2010 to 20 July 2015, respectively. Accordingly, the HIL Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$175,946,000.

9. PROFIT FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit from operations has been arrived at after charging:		
Allowance for doubtful debts	5,671	3,321
Auditors' remuneration	3,279	2,926
Cost of inventories recognised as an expense	125,829	124,259
Cost of properties recognised as an expense	506	2,705
Depreciation and amortisation		
Owned assets	85,550	85,294
Assets held under finance leases	77	—
Development costs	10	10
Minimum leases payments under operating leases in respect of		
Rented premises	90,105	86,501
Telecommunications network facilities	3,763	5,237
Staff costs including directors emoluments	230,022	229,778
and after crediting:		
Rental from investment properties net of outgoings of HK$104,871,000 (2004: HK$107,338,000) *(note a)*	220,480	211,965
Other rental income less outgoings *(notes a and b)*	106,958	90,739

Notes:

a. Including contingent rental income of HK$116,721,000 (2004: HK$94,901,000) from investment properties and other properties.

b. Including rental income of HK$1,812,000 (2004: HK$1,642,000) from jointly controlled assets less expenses of HK$510,000 (2004: HK$577,000).

10. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	11,586	14,400
Finance leases	14	4
Other borrowings	1,435	1,769
	13,035	16,173

11. DIRECTORS' EMOLUMENTS

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	2005 Total emoluments	2004 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Lee Shau Kee	40	—	—	40	40
Lee Ka Kit	40	—	—	40	40
Colin Lam Ko Yin	40	—	—	40	40
Lee Tat Man	20	—	—	20	20
Lee King Yue	20	—	—	20	20
Eddie Lau Yum Chuen	20	—	—	20	20
Li Ning	20	—	—	20	20
Lee Ka Shing	40	—	—	40	40
Patrick Kwok Ping Ho	20	—	—	20	20
Ho Wing Fun	20	—	—	20	20
Lau Chi Keung	20	—	—	20	20
Donald Cheung Ping Keung	20	—	—	20	20
Augustine Wong Ho Ming	20	—	—	20	20
Suen Kwok Lam	20	—	—	20	20
Sit Pak Wing	20	—	—	20	20
Woo Po Shing	20	—	—	20	20
Philip Yuen Pak Yiu	20	50	—	70	70
Leung Hay Man	20	230	—	250	70
Gordon Kwong Che Keung	20	180	—	200	—
Alex Wu Shu Chih	20	90	—	110	—
Ko Ping Keung	40	260	—	300	—
Wu King Cheong	20	90	—	110	—
	540	900	—	1,440	540

Except for directors' fees of HK$100,000 (2004: HK$60,000) and other emoluments of HK$620,000 (2004: HK$100,000), no emoluments were paid to the independent non-executive directors during the two years ended 30 June 2005.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year. There was no contributions to pension schemes for directors during the year.

Certain of the HIL Directors received remuneration from HIL's intermediate holding company for services provided to the HIL Group headed by the intermediate holding company of which HIL is a member. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to HIL's intermediate holding company and each of that company's subsidiaries.

12. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the HIL Group, none of whom is a director, are as follows:

	2005	2004
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits in kind	5,180	5,441
Contributions to retirement benefit schemes	159	186
Bonus	604	430
	5,943	6,057

Their emoluments are within the following bands:

	Number of employees	
	2005	2004
Bands		
Nil - HK$1,000,000	3	2
HK$1,000,001 - HK$1,500,000	1	2
HK$1,500,001 - HK$2,000,000	—	1
HK$2,000,001 - HK$2,500,000	1	—
	5	5

13. TAXATION

	2005 *HK$'000*	2004 *HK$'000* *(restated)*
The charge comprises:		
Taxation attributable to HIL and its subsidiaries		
Current tax		
Hong Kong	57,232	48,753
Other regions in the PRC	28,019	20,793
	85,251	69,546
(Over)underprovision in prior year		
Hong Kong	(3,467)	(463)
Other regions in the PRC	377	—
	(3,090)	(463)
Deferred tax *(note 32)*		
Current year	119,768	41,611
	201,929	110,694
Share of taxation attributable to associates	488,805	319,378
	690,734	430,072

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The taxation charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit before taxation	4,261,565	2,654,099
Tax at the Hong Kong Profits Tax rate of 17.5%	745,774	464,467
Tax effect of share of results of associates	(13,597)	(1,157)
Tax effect of expenses not deductible for tax purpose	41,056	22,730
Tax effect of income not taxable for tax purpose	(28,735)	(9,176)
Overprovision in respect of prior years	(3,090)	(463)
Tax effect of deferred tax assets not recognised	(7,749)	(3,412)
Tax effect of tax losses not recognised	8,049	7,092
Utilisation of tax losses previously not recognised	(36,568)	(6,448)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(7,496)	(9,979)
Tax relief	(7,036)	(30,579)
Others	126	(3,003)
Taxation charge for the year	690,734	430,072

14. DIVIDENDS

	2005	2004
	HK$'000	*HK$'000*
Interim paid, 13 cents (2004: 11 cents) per share	366,253	309,906
Final proposed, 15 cents (2004: 12 cents) per share	422,599	338,079
	788,852	647,985

15. EARNINGS PER HIL SHARE

The calculation of earnings per HIL Share is based on the net profit for the year of HK$3,505,160,000 (2004: HK$2,129,869,000, restated) and on 2,817,327,395 (2004: 2,817,327,395) HIL Shares in issue during the year. Diluted earnings per HIL Share is not shown as there were no dilutive potential HIL Shares in existence during the two years ended 30 June 2005.

The adjustment to comparative basic earnings per HIL Share, arising from the changes in accounting policies shown in notes 2 and 3 above, is as follows:

	Basic
	HK$
Reconciliation of 2004 earnings per HIL Share:	
Reported figure before adjustment	0.65
Adjustment arising from change of accounting policies	0.11
Restated	0.76

16. INVESTMENT PROPERTIES

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
At beginning of the year	4,110,284	3,948,186
Additions	53	549
Increase in fair value during the year	890,345	161,549
At end of the year	5,000,682	4,110,284

Representing:

	2005	2004
	HK$'000	*HK$'000*
Long-term leasehold properties situated in Hong Kong	1,369,359	1,076,215
Medium-term leasehold properties situated in Hong Kong	3,631,323	3,034,069
	5,000,682	4,110,284

The HIL Group's investment properties were fair-valued on 30 June 2005 by an independent firm of professional surveyors, DTZ, on an open market value basis. The resulting increase in fair value of investment properties of HK$890,345,000 (2004: HK$160,933,000) has been recognised directly in the consolidated income statement.

All the investment properties of the HIL Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$455,882,000 (2004: HK$404,584,000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the HIL Group's proportionate share in the valuation of the relevant properties.

17. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Other land and buildings	Toll highway operation rights	Bridges	Construction in progress	Leasehold improvements, equipment, furniture, fixtures and motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE HIL GROUP							
COST OR VALUATION							
At 1 July 2004	750,000	54,807	789,529	560,929	466	280,989	2,436,720
Additions	—	—	—	48	—	22,756	22,804
Surplus on revaluation	19,800	—	—	—	—	—	19,800
Disposals	—	—	—	(11,665)	—	(18,303)	(29,968)
Reclassification	—	—	—	—	(466)	466	—
At 30 June 2005	769,800	54,807	789,529	549,312	—	285,908	2,449,356
Comprising:							
At cost	—	54,807	789,529	549,312	—	285,908	1,679,556
At valuation - 30 June 2005	769,800	—	—	—	—	—	769,800
	769,800	54,807	789,529	549,312	—	285,908	2,449,356
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1 July 2004							
As previously reported	—	10,649	163,176	62,349	—	218,863	455,037
Prior period adjustment *(note 3)*	—	—	30,067	70,779	—	—	100,846
As restated	—	10,649	193,243	133,128	—	218,863	555,883
Provided for the year	—	1,248	34,691	19,097	—	30,591	85,627
Eliminated on disposals	—	—	—	(9,690)	—	(17,994)	(27,684)
At 30 June 2005	—	11,897	227,934	142,535	—	231,460	613,826
NET BOOK VALUES							
At 30 June 2005	769,800	42,910	561,595	406,777	—	54,448	1,835,530
At 30 June 2004 (restated)	750,000	44,158	596,286	427,801	466	62,126	1,880,837

	Hotel properties		Other land and buildings		Toll highway operation rights		Bridges	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Long-term leasehold properties situated in								
— Hong Kong	226,800	220,000	5	5	—	—	—	—
— PRC	—	—	393	436	—	—	—	—
Medium-term leasehold properties situated in								
— Hong Kong	543,000	530,000	40,021	41,038	—	—	—	—
— PRC	—	—	2,491	2,679	561,595	596,286	406,777	427,801
	769,800	750,000	42,910	44,158	561,595	596,286	406,777	427,801

Notes:

(1) Hotel properties were revalued on 30 June 2005 by an independent firm of professional surveyors, DTZ on an open market value basis The surplus arising on revaluation of hotel properties attributable to the HIL Group amounted to HK$19,800,000 (2004: HK$14,000,000) has been credited to the property revaluation reserve.

(2) The net book value of equipment include an amount of HK$524,000 (2004: nil) in respect of assets held under finance leases.

(3) The HIL Group's toll highway operation rights are pledged as securities for certain bank loans.

	Furniture and equipment
	HK$'000
HIL	
COST	
At 1 July 2004 and 30 June 2005	21
DEPRECIATION	
At 1 July 2004 and 30 June 2005	21
NET BOOK VALUES	
At 30 June 2005 and 30 June 2004	—

18. PROPERTIES HELD FOR DEVELOPMENT

THE HIL GROUP

Included in properties held for development is net interest capitalised of HK$618,000 (2004: HK$618,000).

19. INVESTMENTS IN SUBSIDIARIES

	HIL	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,157,974	2,107,070

Details of the principal subsidiaries are shown on pages 84 to 89.

20. INTERESTS IN ASSOCIATES

	HIL GROUP		HIL	
	2005	2004	2005	2004
	HK$'000	*HK$'000* (*restated*)	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	164,226	164,226
Share of net assets	482,801	380,719	—	—
	482,801	380,719	164,226	164,226
Listed in Hong Kong				
Share of net assets	12,920,814	11,822,170	—	—
Goodwill on acquisition of associates	1,502,793	1,216,796	—	—
Amortisation	(230,635)	(164,110)	—	—
	1,272,158	1,052,686	—	—
Negative goodwill on acquisition of associates	(150,212)	(141,109)	—	—
Release to income statement	31,264	25,000	—	—
	(118,948)	(116,109)	—	—
	14,074,024	12,758,747	—	—
	14,556,825	13,139,466	164,226	164,226
Market value of listed investments	36,845,509	29,372,248	—	—

The goodwill (negative goodwill) is amortised (released) to the consolidated income statement on a straight-line basis over 20 years.

Details of the principal associates are shown on page 90.

21. INVESTMENTS IN SECURITIES

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
HIL GROUP								
Equity securities								
Listed in Hong Kong	—	—	—	—	200,735	165,980	200,735	165,980
Unlisted	—	—	7,558	7,558	21,882	30,181	29,440	37,739
	—	—	7,558	7,558	222,617	196,161	230,175	203,719
Debt securities								
Listed outside Hong Kong	11,465	11,699	—	—	—	—	11,465	11,699
Unlisted	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	—	—	—	—	11,465	52,795
Market value of listed securities	11,088	11,936	—	—	200,735	165,980	211,823	177,916
Carrying amount analysed for reporting purposes as:								
Current	—	41,096	—	—	—	—	—	41,096
Non-current	11,465	11,699	7,558	7,558	222,617	196,161	241,640	215,418
	11,465	52,795	7,558	7,558	222,617	196,161	241,640	256,514

	Other investments	
	2005	2004
	HK$'000	*HK$'000*
HIL		
Equity securities		
Unlisted	30	30
Carrying amount analysed for reporting purposes as:		
Non-current	30	30

22. AMOUNTS DUE FROM MINORITY HIL SHAREHOLDERS

The amounts are unsecured and interest-free. The HIL Directors have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The HIL Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the HIL Group is as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Under 1 month overdue	114,938	47,278
1 to 3 months overdue	16,419	19,695
More than 3 months overdue but less than 6 months overdue	4,413	4,267
Over 6 months overdue	32,391	7,167
	168,161	78,407
Prepayments, deposits and other receivables - current portion	180,627	182,437
	348,788	260,844
Prepayments, deposits and other receivables - non-current portion	132,863	131,430
	481,651	392,274

At 30 June 2005, included in debtors, deposits and prepayments, other receivables of HK$155,393,000 (2004: HK$169,540,000) represented the discounted instalment receivables in future arising from the disposal of toll bridges in 2004 as further detailed in note 8, out of which, HK$22,530,000 (2004: HK$38,110,000) was classified as current assets.

24. INVENTORIES

HIL GROUP

Inventories of HK$790,000 (2004: HK$976,000) are carried at net realisable value.

25. COMPLETED PROPERTIES FOR SALE

HIL GROUP

Completed properties for sale with a total carrying value of HK$28,446,000 (2004: HK$28,734,000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the HIL Group's proportionate share in the total cost of the relevant properties.

Completed properties for sale of HK$199,527,000 (2004: HK$199,527,000) are carried at net realisable value.

26. AMOUNTS DUE FROM INVESTEE COMPANIES

The amounts are unsecured and with no fixed repayment terms. Included in the balances is an amount of HK$6,300,000 (2004: HK$6,300,000) which bore interest at 5% (2004: 5%) per annum from July 2004 to March 2005. The remaining balances are interest-free.

27. CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the HIL Group included in creditors and accrued expenses by due date is as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Due within 1 month or on demand	123,507	96,788
Due after 1 month but within 3 months	42,982	30,998
Due after 3 months but within 6 months	3,318	844
Due after 6 months	7,930	6,256
	177,737	134,886
Rental deposits and other payables	103,080	89,141
Total creditors and accrued expenses	280,817	224,027

28. BORROWINGS

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Bank loans	228,806	255,664
Other loans	—	26,320
Bank overdrafts	33,783	29,170
	262,589	311,154
Secured	228,806	237,664
Unsecured	33,783	73,490
	262,589	311,154

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Within one year	126,910	127,731
Between one to two years	49,889	47,744
Between two to five years	85,790	135,679
	262,589	311,154
Less: Amounts due within one year and included in current liabilities	(126,910)	(127,731)
Amounts due after one year	135,679	183,423

29. OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the total minimum lease payments and the present value of the obligations under financial leases for each of the following periods are:

	HIL GROUP			
	Total outstanding minimum lease payments		Present value	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not later than one year	132	—	114	—
Later than one year and not later than five years	443	—	416	—
	575	—	530	—
Less: Future finance charges	(45)	—	—	—
Present value of lease obligations	530	—	530	—
Amount due within one year shown under current liabilities			(114)	—
Amount shown under non-current liabilities			416	—

The difference between the total outstanding minimum lease payments and the present value represents the discount implicit in the leases.

The HIL Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years.

30. SHARE CAPITAL

	2005	2004
	HK$'000	*HK$'000*
Authorised:		
3,600,000,000 (2004: 3,000,000,000) HIL Shares	720,000	600,000
Issued and fully paid:		
2,817,327,395 (2004: 2,817,327,395) HIL Shares	563,466	563,466

Pursuant to an ordinary resolution passed at the annual general meeting held on 6 December 2004, the authorised share capital of HIL was increased from HK$600,000,000 to HK$720,000,000 by the creation of 600,000,000 additional new HIL Shares.

31. RESERVES

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
HIL GROUP						
As 1 July 2003						
As previously reported	1,815,358	12,909	6,158,568	309,906	10,389,213	18,685,954
Prior period adjustments *(note a)*	(535,371)	—	—	—	(206,226)	(741,597)
As restated	1,279,987	12,909	6,158,568	309,906	10,182,987	17,944,357
Final dividend paid	—	—	—	(309,906)	—	(309,906)
Surplus on revaluation net of deferred tax						
- Company and subsidiaries	14,000	—	—	—	—	14,000
Net profit for the year	—	—	—	—	2,129,869	2,129,869
Interim dividend paid	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	338,079	(338,079)	—
At 1 July 2004	1,293,987	12,909	6,158,568	338,079	11,664,871	19,468,414
Final dividend paid	—	—	—	(338,079)	—	(338,079)
Surplus on revaluation net of deferred tax						
- Company and subsidiaries	19,800	—	—	—	—	19,800
Net profit for the year	—	—	—	—	3,505,160	3,505,160
Interim dividend paid	—	—	—	—	(366,253)	(366,253)
Final dividend proposed	—	—	—	422,599	(422,599)	—
At 30 June 2005	1,313,787	12,909	6,158,568	422,599	14,381,179	22,289,042
HIL						
At 1 July 2003	—	3,461	6,158,568	309,906	4,692,431	11,164,366
Final dividend paid	—	—	—	(309,906)	—	(309,906)
Net profit for the year	—	—	—	—	851,468	851,468
Interim dividend paid	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	338,079	(338,079)	—
At 1 July 2004	—	3,461	6,158,568	338,079	4,895,914	11,396,022
Final dividend paid	—	—	—	(338,079)	—	(338,079)
Net profit for the year	—	—	—	—	1,293,535	1,293,535
Interim dividend paid	—	—	—	—	(366,253)	(366,253)
Final dividend proposed	—	—	—	422,599	(422,599)	—
At 30 June 2005	—	3,461	6,158,568	422,599	5,400,597	11,985,225

Included in the above is the HIL Group's share of post-acquisition reserves of its associates as follows:

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 30 June 2005	909,463	—	—	—	5,269,692	6,179,155
At 30 June 2004 (restated)	909,463	—	—	—	3,815,739	4,725,202

Notes:

(a) Retained profits and the HIL Group's share of post-acquisition reserves of its associates have been restated as a result of adoption of HKAS 40 as mentioned in note 2.

(b) HIL's reserves available for distribution to HIL Shareholders at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$422,599,000 and HK$5,400,597,000 (2004: HK$338,079,000 and HK$4,895,914,000) respectively.

(c) Including in the adjusted property revaluation reserve as at 1 July 2003 is an amount of HK$909,463,000 attributable to an associate's revaluation surplus of its leasehold land, which previously grouped under investment property revaluation reserve. As a result of adoption of HKAS40, the revaluation reserve of the HIL Group's investment properties and its share of such reserve of associates are adjusted to retained earnings. The reserve in relation to the leasehold land of the associate is reclassified to property revaluation reserve.

32. DEFERRED TAX LIABILITIES

The followings are the major deferred tax liabilities and assets of the HIL Group recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Gain on disposal of property, plant and equipment	Gain on change in fair value on investment properties	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003						
As previously reported	57,166	—	—	(10,391)	1,064	47,839
Prior period adjustments	(19,686)	—	376,296	—	—	356,610
As restated	37,480	—	376,296	(10,391)	1,064	404,449
Charge (credit) to income for the year (restated)	(979)	15,212	22,706	3,771	901	41,611
At 1 July 2004	36,501	15,212	399,002	(6,620)	1,965	446,060
Charge (credit) to income for the year	(125)	(624)	126,631	(6,116)	2	119,768
At 30 June 2005	36,376	14,588	525,633	(12,736)	1,967	565,828

At the balance sheet date, the HIL Group has unused tax losses of approximately HK$1,309,216,000 (2004: HK$1,433,576,000). Included in unused tax losses are losses of HK$917,804,000 (2004: HK$1,024,397,000) that had not been agreed with relevant tax authorities. Subject to the agreement of the relevant tax authorities, the tax losses were available for offset against future profits. A deferred tax asset has been recognised in respect of HK$72,776,000 (2004: HK$37,830,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,236,440,000 (2004: HK$1,395,746,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$47,768,000 (2004: HK$22,166,000) that can be carried forward to offset against the taxable profit of subsequent year for up to five years from the year in which they were incurred. Other losses may be carried forward indefinitely.

At the balance sheet date, the HIL Group has deductible temporary differences of HK$52,425,000 (2004: HK$96,703,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised.

33. AMOUNTS DUE TO MINORITY SHAREHOLDERS

HIL GROUP

The amounts are unsecured and interest-free. The minority shareholders have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

34. DISPOSAL OF SUBSIDIARIES

	2005	**2004**
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	—	4,704
Debtors, deposits and prepayments	—	2,232
Bank balances and cash	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Consideration receivable	—	19
Net cash outflow arising on disposal:		
Bank balances and cash disposed of	—	(58)

The subsidiaries disposed of during last year had no significant contribution to the HIL Group's turnover and profit from operations for that year.

35. MAJOR NON-CASH TRANSACTIONS

During the year, the HIL Group entered into finance leases in respect of the acquisition of property, plant and equipment with a total capital value at the inception of the leases of HK$601,000 (2004: nil).

During last year, the HIL Group had disposed of certain of its property, plant and equipment with consideration to be received by instalment payments.

36. JOINTLY CONTROLLED ASSETS

Completed properties for sale include the HIL Group's share of interest in jointly controlled assets with an aggregate book value of HK$21,267,000 (2004: HK$21,267,000). The HIL Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$440,000 (2004: HK$414,000).

37. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$110,788,000 (2004: HK$71,182,000) was kept in other regions of the PRC and is subject to exchange control regulations.

38. SHARE OPTION SCHEMES

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber, a subsidiary of HIL, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28 June 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14 July 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14 July 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14 July 2000 and, in each case, not later than four years from 14 July 2000.

Share options granted under the Option Plan lapsed on 14 July 2004.

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the HIL Group on 4 October 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16 October 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16 October 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16 October 2000 and, in each case, not later than four years from 16 October 2000.

Share options granted under the Share Option Scheme lapsed on 30 September 2004.

	Number of share option				
	At 1 July 2003	Lapsed during the year	At 30 June 2004	Lapsed during the year	At 30 June 2005
Option Plan					
Directors	9,200,000	—	9,200,000	(9,200,000)	—
Employees	1,850,000	—	1,850,000	(1,850,000)	—
Other participants	16,600,000	(150,000)	16,450,000	(16,450,000)	—
	27,650,000	(150,000)	27,500,000	(27,500,000)	—
Share Option Scheme					
Employees	100,000	—	100,000	(100,000)	—

39. EMPLOYEES RETIREMENT SCHEMES

The HIL Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$248,000 (2004: HK$154,000). There was no such balance at 30 June 2005 (2004: HK$25,000).

No employees of the HIL Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the HIL Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the HIL Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the HIL Group to reduce the future contributions. No forfeited contributions were utilised during the year (2004: HK$76,000).

The HIL Group's retirement costs charged to the income statement for the year ended 30 June 2005 were HK$9,272,000 (2004: HK$9,062,000).

40. CAPITAL COMMITMENTS

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	21,070	14,579
Contracted commitments for system development costs	269	850

At the balance sheet date, HIL had no capital commitment.

41. CONTINGENT LIABILITIES

	HIL	
	2005	**2004**
	HK$'000	*HK$'000*
Guarantees given to banks to secure banking facilities utilised by subsidiaries	33,580	46,561

42. OPERATING LEASE COMMITMENTS

HIL Group as lessee

At the balance sheet date, the HIL Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Not later than one year	22,273	56,466
Later than one year and not later than five years	15,281	33,367
	37,554	89,833

Operating lease commitments represent rentals payable by the HIL Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

HIL Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Investment properties	5,000,682	4,110,284
Other land and buildings	24,624	25,249
Completed properties for sale	206,830	207,257
Properties held for development	6,616	6,889

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to re-negotiation upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

At the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods are:

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
Not later than one year	313,457	331,859
Later than one year and not later than five years	117,871	140,465
Later than five years	—	1,634
	431,328	473,958

At the balance sheet date, HIL had no commitment under operating lease.

43. RELATED PARTY TRANSACTIONS

During the year, the HIL Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Accountancy fee paid	2,880	5,875	—	—	—	—
Agency commission paid	10,534	19,722	—	—	—	—
Building management fee paid	34,191	53,361	—	—	—	—
Cleaning services income	6,997	10,148	—	—	—	—
Consultancy service income	664	3,552	723	1,736	—	—
Hotel management fee income	715	730	—	—	—	—
Hotel management fee paid	—	—	—	2,521	—	—
Interest expenses	504	150	—	—	—	—
Interest income	—	—	2,810	2,580	—	—
Licence fee	—	275	—	—	—	—
Management fee income	600	1,000	—	—	—	—
Professional fee paid	—	2,556	364	491	—	—
Rental expenses	85,106	79,727	2,247	2,658	—	—
Rental income	11,283	9,384	—	—	—	—
Security guard service income	29,945	45,103	—	—	—	—
Staff cost reimbursement	—	—	1,226	1,130	—	—
At the balance sheet date						
Amounts due from						
- Interest-free	—	—	42,009	67,488	202	76
- Interest bearing	—	—	—	60,000	6,300	6,300
	—	—	42,009	127,488	6,502	6,376
Rental deposit paid	2,515	2,515	—	—	—	—
Amounts due to						
- Interest-free	—	—	2,485	—	—	—
- Interest bearing	301,234	72,165	—	—	—	—
	301,234	72,165	2,485	—	—	—

Notes:

(1) Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates and building management fee which represents cost reimbursements plus certain percentage thereon as service fees, the other transactions represent cost reimbursements.

(2) HIL's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

PRINCIPAL SUBSIDIARIES
at 30 June 2005

All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries had issued any debt securities at the end of the year.

Particulars of the principal subsidiaries are as follows:—

Principal activities	Particulars of issued share capital		Percentage of shares held by HIL	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
(A) PROPERTY DEVELOPMENT				
Alpenhon Limited	2	1	100	—
Bottcher Investment Limited	20,000	100	100	—
Couraud Investment Limited	200	100	100	—
Dashtrend Investment Limited	2	1	100	—
Desormiere Investment Limited	20,000	100	100	—
Fournet Investment Limited	10,000	100	100	—
Full Gain Investment Limited	2	1	100	—
Gallund Investment Limited	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
Inness Investment Limited	10,000	100	100	—
Juliyam Limited	2	1	100	—
Racine Investment Limited	4	100	50	25
Saxophon Limited	3,000,000	1	100	—
Star Flight Company Limited	2	1	100	—
Vignette Investment Limited	2	1	100	—
(B) PROPERTY INVESTMENT				
Bour Investment Limited	2	100	100	—
	*1,000	100	100	—
Century Nice Development Limited	2	1	100	—
Dekker Investment Limited	2	1	100	—
	*2	1	100	—
Dillinger Investment Limited	2	1	100	—
	*2	1	100	—
Easefine Development Limited	2	1	100	—
Easeluck Development Limited	2	1	100	—
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	100	—
Gain Super Development Limited	2	1	—	100
Golden Dragon Development Company, Limited	12,200	100	100	—
Hung Shun Investment Company Limited	20,000	100	100	—
Isherwood Investment Limited	2	1	100	—

Principal activities	Particulars of issued share capital		Percentage of shares held by HIL	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
Jekyll Investment Limited	2	1	100	—
Mingsway Limited	2	1	—	66.67
Quentin Investment Limited	10,000	1	100	—
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
Victory City Enterprises Limited	2	1	—	66.67
(C) FINANCE				
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	100	—
Henderson Investment Finance (2000) Limited	2	1	100	—
Henderson Investment Credit (2000) Limited	2	1	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
Hency Finance Limited	2	1	—	66.67
Henderson Cyber Finance Limited	2	1	—	66.67
(D) INVESTMENT HOLDING				
Ace Winner Development Limited	2	1	100	—
Billion Cheer Development Limited	2	1	—	100
Brilliant Enterprises Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
	*1,000	1	—	100
Felix Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Graf Investment Limited	2	1	—	100
	*2	100	—	100
Henderson Cyber (Incorporated in Cayman Islands and operates in Hong Kong)	5,000,000,000	0.1	—	66.67
Higgins Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Kingsview International Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Konet Investment Limited (Incorporated and operates in the British Virgin Islands)	2	US$1	—	66.67
Laidstone Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

Principal activities	Particulars of issued share capital		Percentage of shares held by HIL	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
Mount Sherpa Limited	2	1	—	100
	*2	10	—	100
Multiglade Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Nation Team Development Limited	2	1	—	92.81
Newspeed Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Podar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Rejoice Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Shiu Kien Development Company Limited	1,500	1	100	—
	*150,000	100	100	—
St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—
Superweb Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
Threadwell Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Topgoal Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100
(E) PROPERTY MANAGEMENT				
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	100	—
(F) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(G) HOTEL MANAGEMENT				
Gold Eagle Management Limited	2	1	100	—
Henderson Hotel Management Limited	2	1	100	—

Principal activities	Particulars of issued share capital: Number of ordinary shares	Par value HK$	Percentage of shares held by HIL: Directly	Indirectly
(H) HOTEL OPERATION				
Newton Hotel Hong Kong Limited	2	1	100	—
Newton Hotel Kowloon Limited	2	1	100	—
(I) CLEANING AND SECURITY GUARD SERVICE				
Elegant Cleaning Services Company Limited	2	1	—	100
Megastrength Security Services Company Limited	10,000	1	—	100
	400+	1	—	25
(J) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
Benson Industries Limited	2	1	—	100

(ii) Established and operates in the PRC

	Issued/contributed registered capital	% of equity interest held by HIL: Directly	Indirectly
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	31.39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	24.98
Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	24.98
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	24.98
Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	44.84
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	44.84

Principal activities	Particulars of issued share capital		Percentage of shares held by HIL	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
(K) INFORMATION TECHNOLOGY				
Future Home Limited	2	1	—	66.67
Henderson Data Centre Limited	2	1	—	66.67
iCare.com Limited	2	1	—	66.67
(L) MANUFACTURING				
Citifood Company (Hong Kong) Limited	6,136,842	1	—	32.68

* Non-voting deferred shares
\+ Preference shares

The above list gives the principal subsidiaries of HIL which, in the opinion of the directors, materially affect the profits and assets of the HIL Group. A full list will be annexed to HIL's next annual return.

PRINCIPAL ASSOCIATES
at 30 June 2005

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by HIL Group	Principal activities
LISTED		
The Hong Kong and China Gas Company Limited	37.15	Town gas supply
Hong Kong Ferry (Holdings) Company Limited	31.33	Property development and investment
Miramar Hotel & Investment Company Limited	44.21	Hotel operation
UNLISTED		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the HIL Group which, in the opinion of the HIL Directors, materially affect the profits and net assets of the HIL Group.

EXTRACTS FROM FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATES
for the year ended 30 June 2005

HONG KONG CHINA GAS

Consolidated Income Statement

	Six months ended 30 June 2005 *HK$' Million* *(unaudited)*	Six months ended 30 June 2004 *HK$' Million* *(unaudited)* *(restated)*	Year ended 31 December 2004 *HK$' Million* *(audited)*
Turnover	4,837.2	4,266.9	8,154.0
Profit before taxation	3,512.6	2,357.3	3,717.9
Taxation	(379.9)	(360.2)	(653.3)
Profit after taxation	3,132.7	1,997.1	3,064.6
Minority interests	(7.5)	(11.2)	(12.9)
Profit attributable to shareholders	3,125.2	1,985.9	3,051.7
Dividends	669.5	677.2	1,966.7

Profit before taxation for the twelve-month period ended 30 June 2005 is arrived at after deducting depreciation and amortisation charge of HK$485.0 million (2004: HK$445.4 million).

Consolidated Balance Sheet

	At 31 December 2004 *HK$' Million* *(audited)* *(restated)*	At 31 December 2003 *HK$' Million* *(audited)*
Property, plant and equipment	8,969.9	9,644.3
Associates	3,333.4	2,703.8
Jointly controlled entities	2,597.6	2,558.9
Investment securities	624.3	861.3
Net current assets	1,386.6	2,787.7
	16,911.8	18,556.0
Share capital	1,403.7	1,410.9
Share premium	3,907.8	3,907.8
Reserves	8,001.0	9,864.8
Proposed dividend	1,291.4	1,298.0
Total shareholders' fund	14,603.9	16,481.5
Minority interests	285.0	222.5
Long-term liabilities and deferred items	2,022.9	1,852.0
	16,911.8	18,556.0

No segmental analysis is presented as the principle activity of Hong Kong China Gas is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of Hong Kong China Gas's turnover and trading results.

HONG KONG FERRY

Consolidated Income Statement

	Six months ended 30 June 2005 HK$' Million (unaudited)	Six months ended 30 June 2004 HK$' Million (unaudited) (restated)	Year ended 31 December 2004 HK$' Million (audited)
Turnover	496.6	688.1	993.9
Profit before taxation	168.6	184.3	403.7
Taxation	21.3	(6.7)	(10.6)
Profit after taxation	189.9	177.6	393.1
Dividends	32.1	32.1	117.6

Profit before taxation for the twelve-month period ended 30 June 2005 is arrived at after deducting depreciation and amortisation charge of HK$9.4 million (2004: HK$9.8 million).

Consolidated Balance Sheet

	At 31 December 2004 HK$' Million (audited)	At 31 December 2003 HK$' Million (audited)
Property, plant and equipment	249.6	254.5
Investment properties	830.5	740.8
Properties held for development	550.5	—
Properties under development	85.3	76.5
Other non-current financial assets	290.1	329.6
Net current assets	1,231.9	1,592.9
Deferred taxation	6.3	11.5
	3,244.2	3,005.8
Share capital	356.3	356.3
Reserves	2,887.9	2,649.5
	3,244.2	3,005.8

Segmental Information

For the twelve months ended 30 June 2005

	Total revenue	Inter-segment transactions	Revenue from external customers
	HK$'000	*HK$'000*	*HK$'000*
	(unaudited)	*(unaudited)*	*(unaudited)*
Segment revenue			
Property development and investment	502,133	(62)	502,071
Ferry, shipyard and related operations	147,094	(1,943)	145,151
Travel and hotel operations	165,912	(93)	165,819
Others	56,148	(43,395)	12,753
	871,287	(45,493)	825,794
Analysed by:			
Turnover			802,460
Other revenue			23,334
			825,794

	Segment results	Inter-segment transactions	Consolidated results
	HK$'000	*HK$'000*	*HK$'000*
	(unaudited)	*(unaudited)*	*(unaudited)*
Segment results			
Property development and investment	364,888	—	364,888
Ferry, shipyard and related operations	(8,110)	—	(8,110)
Travel and hotel operations	1,434	—	1,434
Others	27,886	—	27,886
	386,098	—	386,098
Share of results of associates			1,894
Profit from ordinary activities before taxation			387,992
Taxation			17,338
Profit attributable to shareholders			405,330

Segmental Balance Sheet
At 31 December

	Segmental assets		Inter-segment elimination		Total assets	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	2,276,265	2,212,396	—	—	2,276,265	2,212,396
Ferry, shipyard and related operations	210,686	221,049	—	—	210,686	221,049
Travel and hotel operations	80,532	81,644	—	—	80,532	81,644
Others	996,338	908,392	—	—	996,338	908,392
Total assets	3,563,821	3,423,481	—	—	3,563,821	3,423,481

	Segmental liabilities		Inter-segment elimination		Total liabilities	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	256,206	359,619	—	—	256,206	359,619
Ferry, shipyard and related operations	19,796	21,216	—	—	19,796	21,216
Travel and hotel operations	25,016	23,697	—	—	25,016	23,697
Others	18,623	13,163	—	—	18,623	13,163
Total liabilities	319,641	417,695	—	—	319,641	417,695

Other segmental information

	Depreciation		Impairment loss		Capital expenditure incurred	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	101	64	—	—	557,015	87,548
Ferry, shipyard and related operations	9,164	9,159	1,342	19,032	6,016	1,320
Travel and hotel operations	548	375	—	—	516	1,249
Others	379	449	—	—	387	82
	10,192	10,047	1,342	19,032	563,934	90,199

No geographical analysis is shown as less than 10% of the Hong Kong Ferry revenue and profit from operations were derived from activities outside Hong Kong.

MIRAMAR

Consolidated Income Statement

	Year ended 31 March 2005 *HK$' Million* *(audited)*	**Year ended 31 March 2004** *HK$' Million* *(audited)*
Turnover	1,362.1	1,402.8
Profit from operations	447.4	344.3
Finance costs	(16.0)	(24.8)
Share of profits of associates	3.2	(0.2)
Profit from ordinary activities before taxation	434.6	319.3
Taxation	(102.0)	(82.3)
Profit from ordinary activities after taxation	332.6	237.0
Minority interests	(11.9)	13.3
Profit attributable to shareholders	320.7	250.3
Dividends	213.6	190.5

Operating profit for the twelve-month period ended 31 March 2005 is arrived at after deducting depreciation and amortisation charge of HK$35.1 million (2004: HK$35.8 million).

Consolidated Balance Sheet

	At 31 March 2005 *HK$' Million* *(audited)*	At 31 March 2004 *HK$' Million* *(audited)*
Investment properties	6,329.9	5,730.8
Property, plant and equipment	2,301.6	2,186.9
Properties under development	—	104.8
Interests in associates	2.0	5.3
Non-trading securities	33.0	31.2
Pledged deposits	38.7	38.7
Net current assets	273.1	228.5
Other deferred items	(985.5)	(1,155.1)
	7,992.8	7,171.1
Share capital	404.1	404.1
Share premium	287.6	287.6
Reserves	7,122.6	6,285.7
Total shareholders' fund	7,814.3	6,977.4
Minority interests	178.5	193.7
	7,992.8	7,171.1

Segmental Information

For the year ended 31 March

Segmental revenue and results

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	332,707	332,512	259,087	437,314	331,748	263,638	132,670	112,431	305,934	256,905	—	—	1,362,146	1,402,800
Inter-segment revenue	13,883	13,599	—	—	4,881	4,431	—	—	565	580	(19,329)	(18,610)	—	—
Other revenue from external customers	2,426	5,712	26	28	4,236	4,363	1,141	935	1,883	3,702	—	—	9,712	14,740
Total	349,016	351,823	259,113	437,342	340,865	272,432	133,811	113,366	308,382	261,187	(19,329)	(18,610)	1,371,858	1,417,540
Contribution from operation	256,203	264,407	106,540	97,697	137,530	90,697	(8,361)	(3,702)	(9,069)	(10,763)	—	—	482,843	438,336
Reversal (provision) for diminution in value of interest in associates													540	(12,750)
Provision for diminution in value of properties held for resale													(6,511)	(24,382)
Loss on disposal of fixed assets													(32)	(1,393)
Unallocated operating income and expenses													(29,432)	(55,555)
Profit from operations													447,408	344,256
Finance costs													(16,029)	(24,788)
Share of profits less losses of associates	330	350	542	1,004	2,583	(859)	(171)	(699)	—	—	—	—	3,284	(204)
Taxation													(102,016)	(82,282)
Minority interests													(11,912)	13,346
Profit attributable to shareholders													320,735	250,328

Segmental balance sheet

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment assets	6,327,703	5,781,063	479,641	470,770	2,389,374	2,229,723	44,661	13,749	38,970	43,597	(8,955)	(7,895)	9,271,394	8,531,007
Investment in associates	204	331	(11,989)	(10,101)	8,990	9,596	4,822	5,518	—	—	—	—	2,027	5,344
Unallocated assets													89,714	64,156
Total assets													9,363,135	8,600,507
Segment liabilities	109,332	118,462	12,349	16,555	38,633	37,838	16,117	6,782	39,752	48,664	(8,955)	(7,895)	207,228	220,406
Unallocated liabilities													1,163,099	1,208,988
Total liabilities													1,370,327	1,429,394

Other Segmental Information

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure incurred during the year	6,611	19,279	84,832	145,086	11,494	8,309	29,157	1,597	1,728	423
Depreciation for the year	16,632	16,833	1,972	2,663	10,271	9,779	3,474	3,591	524	751

Geographical Segments At 31 March

	Hong Kong		PRC		United States	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	1,052,254	918,011	66,026	61,807	243,866	422,982
Segment assets	8,363,316	7,624,032	536,279	563,866	380,754	351,004
Capital expenditure incurred during the year	47,986	29,251	1,004	357	84,832	145,086

3. SHARE CAPITAL

The authorised and issued share capital of HIL as at the Latest Practicable Date were as follows:

	Number of HIL Shares	Nominal value
	'000	*HK$'000*
Authorised	3,600,000	720,000
Issued and fully paid	2,817,327	563,466

There was no movement in the share capital of HIL for the period between 30 June 2005 and the Latest Practicable Date.

Each of the HIL Shares ranks *pari passu* in all respects, including dividends, voting and capital.

Apart from the HIL Shares, HIL does not have any warrants, options, convertible securities or other securities in issue. None of the unissued HIL Shares or loan capital of HIL is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued HIL Shares or loan capital of HIL under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HIL Group had outstanding borrowings of approximately HK$269 million, comprising bank borrowings of approximately HK$234 million, bank overdrafts of approximately HK$34 million and obligations under finance leases of approximately HK$1 million. The HIL Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HIL Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HIL Group, the HIL Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005. The HIL Directors have confirmed that there has been no material changes in HIL's indebtedness and contingent liability positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the HIL Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the HIL Group were made up.

6. STATEMENT OF HIL ADJUSTED NTAV

Set out below is a statement of the HIL Adjusted NTAV, which was arrived at based on the HIL NTAV and adjusted as follows:

	HK$'000
HIL NTAV as at 30 June 2005 *(Note 1)*	21,699,298
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 *(Notes 2 & 3)* net of tax adjustments *(Note 4)*	5,595,159
Final dividend of HK$0.15 per HIL Share paid on 6 December 2005	(422,599)
Attributable net unrealised loss on investments in securities as at 31 October 2005	(15,271)
Attributable provision for privatisation of Henderson Cyber	(161,596)
Excess of market value of the listed associates attributable to HIL Group over the share of interest in such listed associates as at 31 October 2005 *(Note 5)*	19,572,624
HIL Adjusted NTAV	46,267,615
	HK$
HIL Adjusted NTAV per HIL Share (based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date)	16.42

Notes:

(1) The HIL NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$22,852,508,000 as stated in the annual report of the HIL Group for the year ended 30 June 2005.

(2) DTZ has performed valuations in accordance with the requirement of Rule 11.1(f) of the Takeovers Code of all the property interests held by the HIL Group and the associated companies in which the HIL Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of those associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately HK$5,182,928,000 is arrived at after deducting (i) the carrying amount of investment properties as recorded in the books of the HIL Group as at 30 June 2005; and (ii) the carrying amount of properties held for development, properties under development and completed properties for sale as recorded in the books of the HIL Group as at 31 October 2005.

Your attention is drawn to the property valuation report of DTZ which is set out in Appendix III to this document.

(3) *The following property interests, all being interests held by the Hong Kong China Gas group, have not been included in the property valuation report prepared by DTZ:*

			Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 HK$ million
(a)	Description of property interests in Hong Kong		
	Tenancies		
	Pressure Reduction Stations/Pigging Stations		Nil
	Customer Centres		Nil
	Others (including works, storage and gas main pipeline laying, valve house etc)		Nil
	Private Treaty Grants		
	Pressure Reduction Stations/Pigging Stations		115.6
	Gas Holder		14.0
	Tunnel Portals		18.7
		Sub-Total:	148.3
(b)	Description of property interests in the PRC		
	Water Works Plants and Gas Production Plants		282.8
	Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
	Offices		38.6
	Customer Centres and Others		20.2
		Sub-Total:	354.0
		Total:	502.3

The HIL Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HIL Adjusted NTAV of approximately HK$46,267.6 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) *This represents the reversal of the deferred tax liabilities of HK$997,083,000 attributable to the HIL Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$584,852,000 attributable to the HIL Group as at 31 October 2005 if the property interests of the HIL Group were to be sold at the revalued amount.*

(5) *The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.*

(6) *This Statement of HIL Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HIL Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HIL Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HIL Adjusted NTAV. Therefore, the HIL Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HIL Adjusted NTAV.*

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial results of the HLD Group for each of the three financial years ended 30 June 2003, 2004 and 2005:

	Year ended 30 June		
	2005	**2004**	**2003**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*
Turnover	5,833,261	6,727,118	7,667,464
Profit from operations	1,763,834	2,444,819	1,254,774
Share of results of associated companies and jointly controlled entities	6,028,672	2,760,881	2,094,547
Profit from ordinary activities before taxation	14,732,414	8,168,096	3,325,716
Income tax	(2,401,342)	(1,118,884)	(656,186)
Profit from ordinary activities after taxation	12,331,072	7,049,212	2,669,530
Minority interests	(1,477,551)	(875,869)	(636,957)
Profit for the year attributable to the HLD Shareholders	10,853,521	6,173,343	2,032,573
Dividends	1,814,580	1,633,122	1,419,310
Earnings per HLD Share *(HK$)*	5.98	3.46	1.18
Dividend per HLD Share *(HK$)*	1.00	0.90	0.80

Notes:

(1) 2004 figures have been adjusted to reflect the change in accounting policies as a result of the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1.

(2) 2003 figures have not been adjusted to reflect the change in accounting policies resulting from the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1. Had these new accounting standards and interpretations been adopted for the year ended 30 June 2003, the HLD Group's profit for the year attributable to the HLD Shareholders would have been decreased by approximately HK$3,100 million.

(3) There were no qualifications in the auditors' report in respect of each of the three financial years ended 30 June 2003, 2004 and 2005.

(4) There were no extraordinary or exceptional items for the past three financial years.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HLD GROUP FOR THE YEAR ENDED 30 JUNE 2005

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HLD Group for the financial year ended 30 June 2005. The page numbers in the audited consolidated financial statements below refer to the 2005 annual report of HLD.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Turnover	3	5,833,261	6,727,118
Direct costs		(2,914,646)	(4,123,740)
		2,918,615	2,603,378
Other revenue	4	135,518	79,518
Other net income	4	6,450	158,494
Selling and marketing expenses		(340,051)	(411,370)
Administrative expenses		(626,499)	(525,295)
Other operating (expenses)/income	5	(330,199)	540,094
Profit from operations		1,763,834	2,444,819
Increase in fair value of investment properties		6,753,871	3,064,202
Finance costs	7(a)	(209,458)	(110,846)
Non-operating income	6	395,495	9,040
		8,703,742	5,407,215
Share of profits less losses of associates	8	3,315,331	1,786,762
Share of profits less losses of jointly controlled entities		2,713,341	974,119
Profit from ordinary activities before taxation	7	14,732,414	8,168,096
Income tax	9(a)	(2,401,342)	(1,118,884)
Profit from ordinary activities after taxation		12,331,072	7,049,212
Minority interests		(1,477,551)	(875,869)
Profit attributable to HLD Shareholders	10 & 35	10,853,521	6,173,343
Dividends attributable to the year:	11		
Interim dividend declared during the year		725,832	635,103
Final dividend proposed after the balance sheet date		1,088,748	998,019
		1,814,580	1,633,122
Earnings per HLD Share	12	HK$5.98	HK$3.46

The notes on pages 94 to 147 form part of these accounts.

BALANCE SHEETS
at 30 June 2005

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Fixed assets	14	47,829,906	41,106,192	—	—
Interest in subsidiaries	15	—	—	39,136,934	39,815,950
Interest in associates	16	15,700,924	14,248,887	610,517	807,393
Interest in jointly controlled entities	17	13,399,798	12,019,230	114,331	108,142
Investments in securities	18	417,266	326,153	—	—
Instalments receivable	19(a)	1,009,083	1,347,579	—	—
Deferred expense	20	—	80,780	—	—
Long term receivable	21	132,863	131,430	—	—
Deferred tax assets	9(c)	235,618	208,675	—	—
		78,725,458	69,468,926	39,861,782	40,731,485
Current assets					
Leasehold land		4,809,790	3,372,067	—	—
Properties held for/under development for sale	22	8,845,927	8,732,924	—	—
Completed properties for sale	23	5,455,546	5,584,609	—	—
Inventories	24	46,783	47,550	—	—
Investments in securities	18	—	41,096	—	—
Amounts due from customers for contract work	25	63,001	25,684	—	—
Deposits for acquisition of properties	26	1,869,728	1,266,075	—	—
Loans receivable		31,636	78,689	—	—
Debtors, prepayments and deposits	27	1,336,437	1,097,048	35,340	24,928
Instalments receivable	19(b)	497,262	257,880	—	—
Deferred expense	20	1,825	—	—	—
Cash held by stakeholders		55,896	—	—	—
Pledged bank deposits		20,205	20,205	—	—
Cash and cash equivalents	28	4,335,458	3,782,850	336	291
		27,369,494	24,306,677	35,676	25,219

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Current liabilities					
Bank loans and overdrafts					
— Secured	29(a)	93,127	54,242	—	—
— Unsecured	29(a)	3,004,237	1,168,491	—	—
Unsecured other loans	29(b)	—	26,320	—	—
Obligations under finance leases	33	114	—	—	—
Guaranteed convertible notes	32	188,700	—	—	—
Forward sales deposits received		356	356	—	—
Rental and other deposits	30	403,274	376,326	—	—
Creditors and accrued expenses	31	1,727,434	1,646,771	89,721	90,169
Amounts due to customers for contract work	25	8,245	34,333	—	—
Current taxation		590,247	546,106	—	—
		6,015,734	3,852,945	89,721	90,169
Net current assets/(liabilities)		21,353,760	20,453,732	(54,045)	(64,950)
Total assets less current liabilities		100,079,218	89,922,658	39,807,737	40,666,535
Non-current liabilities					
Bank loans					
— Secured	29(a)	135,679	183,422	—	—
— Unsecured	29(a)	12,778,720	3,804,376	—	—
Unsecured other loans	29(b)	—	12,327	—	—
Obligations under finance leases	33	416	—	—	—
Guaranteed convertible notes	32	—	5,750,000	—	—
Land premium		—	17	—	—
Amount due to a fellow subsidiary		1,321,124	5,025,435	—	—
Deferred tax liabilities	9(c)	4,679,384	3,540,224	—	—
		18,915,323	18,315,801	—	—

		HLD Group		HLD	
		2005	**2004 restated**	**2005**	**2004**
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		81,163,895	71,606,857	39,807,737	40,666,535
Minority interests		14,464,915	13,122,931	—	—
		66,698,980	58,483,926	39,807,737	40,666,535
Capital and reserves					
Share capital	34	3,629,160	3,629,160	3,629,160	3,629,160
Reserves	35	63,069,820	54,854,766	36,178,577	37,037,375
		66,698,980	58,483,926	39,807,737	40,666,535

Approved and authorised for issue by the HLD Board on 28 September 2005.

Lee Shau Kee)
Directors
Lee Tat Man)

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Shareholders' equity at 1 July			
— as previously reported		61,236,456	52,929,019
— prior period adjustments arising from changes in accounting policies	2 & 35	(2,752,530)	(2,222,861)
— as restated, before opening balance adjustment		58,483,926	50,706,158
— opening balance adjustment	2 & 35	(972,173)	—
— as restated, after opening balance adjustment		57,511,753	50,706,158
Surpluses on revaluation of investment properties, net of deferred tax			
— as previously reported			3,643,131
— prior period adjustment arising from changes in accounting policies			(3,643,131)
— as restated			—
Surpluses on revaluation of other properties	35	57,550	99,175
Exchange difference on translation of the accounts of a foreign entity	35	7	(110)
Net gains not recognised in the profit and loss account		57,557	99,065
Net profit for the year			
— as previously reported			3,059,056
— prior period adjustments arising from changes in accounting policies	2		3,114,287
— net profit for the year (2004 — as restated)	35	10,853,521	6,173,343
Dividends approved, declared and paid during the year	11	(1,723,851)	(1,451,664)

	Notes	2005 HK$'000	2004 restated HK$'000
Investment property revaluation deficits realised upon disposal of properties during the year			
— as previously reported			825
— prior period adjustments arising from changes in accounting policies			(825)
— as restated			—
Impairment loss on positive goodwill	35	—	2,613
Movements in shareholders' equity arising from capital transactions with HLD Shareholders:			
— issue of HLD Shares	34	—	184,880
— net share premium received	35	—	2,769,531
		—	2,954,411
Shareholders' equity at 30 June		66,698,980	58,483,926

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Operating activities			
Profit from ordinary activities before taxation		14,732,414	8,168,096
Adjustments for:			
Interest income		(160,686)	(141,776)
Profit on disposal of fixed assets		(7,720)	(73,398)
Profit on disposal of investments in securities		—	(61,911)
Provision on property projects		227,903	27,633
Provision on property projects written back		—	(788,490)
Bad debts written off		24,737	109,861
Premium on redemption of guaranteed convertible notes		(444,904)	—
Surplus on revaluation of investments in securities		(25,072)	(48,901)
Impairment loss/(reversal of impairment loss) in value of investment securities		10,865	(119)
Amortisation of goodwill		63,933	31,075
Loss on disposal of interest in subsidiaries		—	6,396
Impairment loss on positive goodwill		—	4,000
Impairment loss on other fixed assets		—	435
Increase in fair value of investment properties		(6,753,871)	(3,064,202)
Amortisation of deferred expense		78,955	19,845
Interest expense		112,869	86,503
Finance charges on obligations under finance leases		14	4
Amortisation and depreciation		125,575	112,789
Dividends from investments in securities		(35,402)	(50,880)
(Surplus)/deficit on winding up of an associate		(349)	57
Share of profits less losses of associates		(3,315,331)	(1,786,762)
Share of profits less losses of jointly controlled entities		(2,713,341)	(974,119)
Exchange difference		20	(16)
Operating profit before changes in working capital		1,920,609	1,576,120

	Notes	2005 HK$'000	2004 restated HK$'000
(Increase)/decrease in leasehold land		(1,378,263)	52,820
(Increase)/decrease in properties held for/under development for sale		(30,622)	717,028
Decrease in completed properties for sale		119,841	620,892
Decrease in inventories		767	999
(Increase)/decrease in amounts due from customers for contract work		(37,317)	140,856
Increase in deposits for acquisition of properties		(603,653)	(564,405)
Increase in debtors, prepayments and deposits		(258,686)	(51,883)
Decrease in instalments receivable		89,637	389,134
Increase in long term receivable		(1,433)	—
(Increase)/decrease in cash held by stakeholders		(55,896)	69,102
Decrease in forward sales deposits received		—	(519,474)
Increase/(decrease) in rental and other deposits		26,865	(706)
Increase in creditors and accrued expenses		73,765	8,561
(Decrease)/increase in amounts due to customers for contract work		(26,088)	34,333
(Decrease)/increase in amount due to a fellow subsidiary		(3,704,311)	1,317,602
Decrease in land premium		(17)	—
Cash (used in)/generated from operations		(3,864,802)	3,790,979
Interest received		89,703	101,528
Hong Kong Profits Tax paid		(195,919)	(132,991)
Profits Tax paid outside Hong Kong		(48,108)	(54,593)
Refund of Hong Kong Profits Tax		346	8,047
Net cash (used in)/from operating activities		(4,018,780)	3,712,970

	Notes	2005 HK$'000	2004 restated HK$'000
Investing activities			
Net cash paid from disposal of subsidiaries	(a)	—	(58)
Proceeds from disposal of fixed assets		76,277	27,867
Additions to fixed assets		(1,152,777)	(130,448)
Additional investments in associates		(23,668)	—
Repayment from associates		307,981	529,082
Repayment from/(advance to) jointly controlled entities		882,867	(5,209,751)
Purchase of investments in securities		(77,161)	—
Proceeds from redemption of held-to-maturity securities		40,794	164,522
Proceeds from disposal of investments in securities		—	639,266
Proceeds from disposal of subsidaries		19	—
Acquisition of subsidiaries	(b)	(74,078)	(23,056)
Purchase of additional shares in a subsidiary		(50,904)	(55,791)
Interest received		71,609	47,730
Repayment of loans receivable		47,053	489,921
Dividends received from associates		946,967	898,046
Dividends received from jointly controlled entities		15,618	19,526
Dividends received from investments in securities		35,402	50,880
Net cash from/(used in) investing activities		1,045,999	(2,552,264)
Financing activities			
Issue of shares to minority shareholders		—	6,340
Contributions from/(repayment to) minority shareholders		160,035	(180,727)
Dividends paid		(1,723,851)	(1,451,664)
Dividends paid to minority shareholders		(275,554)	(252,486)
Interest paid		(281,345)	(283,061)
Finance charges on obligations under finance leases paid		(14)	(4)
New bank loans		13,963,653	4,416,213
Repayment of capital element of obligations under finance leases		(71)	(47)
Repayment of other loans		(38,647)	—
Repayment of bank loans		(3,037,571)	(10,675,817)
Proceeds from issuance of new shares		—	2,954,475
Expenses paid in connection with the issue of new shares		—	(64)
Proceeds from issuance of guaranteed convertible notes		—	5,750,000
Redemption of guaranteed convertible notes		(5,116,396)	—
Expense paid in connection with the issue of guaranteed convertible notes		—	(100,625)
Net cash from financing activities		3,650,239	182,533

	Notes	2005 HK$'000	2004 restated HK$'000
Increase in cash and cash equivalents		677,458	1,343,239
Cash and cash equivalents at 1 July		3,553,715	2,210,476
Cash and cash equivalents at 30 June	28	4,231,173	3,553,715

The notes on pages 94 to 147 form part of these accounts.

Notes to the Consolidated Cash Flow Statement

	2005	2004
	HK$'000	*HK$'000*
(a) Disposal of subsidiaries		
Net assets disposed of:		
Fixed assets	—	4,704
Debtors, prepayments and deposits	—	2,232
Cash and cash equivalents	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Other receivable	—	19
Net cash outflow arising on disposal:		
Cash and cash equivalents disposed of	—	(58)
(b) Acquisition of subsidiaries		
Net assets acquired:		
Fixed assets	10,446	—
Leasehold land	59,460	—
Properties held for/under development for sale	4,418	23,056
Debtors, prepayments and deposits	43	—
Rental and other deposits	(83)	—
Current taxation	(85)	—
Creditors and accrued expenses	(21)	—
Total consideration	74,178	23,056
Satisfied by:		
Cash paid	74,078	23,056
Creditors and accrued expenses	100	—
	74,178	23,056
Net cash outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash consideration paid	(74,078)	(23,056)

NOTES ON THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Listing Rules. A summary of the principal accounting policies adopted by the HLD Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment and hotel properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is a company in which the HLD Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if HLD has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the HLD Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by HLD, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the HLD Group for the year are also separately presented in the consolidated profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the HLD Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the HLD Group until the minority's share of losses previously absorbed by the HLD Group has been recovered.

In the HLD's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to HLD, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) **Associates and jointly controlled entities**

An associate is an entity in which the HLD Group or HLD has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the HLD Group or HLD and other parties, where the contractual arrangement establishes that the HLD Group or HLD and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the HLD Group's share of the net assets of the associate or the jointly controlled entity, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the HLD Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e). When the HLD Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the HLD Group has incurred obligations in respect of the associate.

Unrealised profits and losses resulting from transactions between the HLD Group and its associates and jointly controlled entities are eliminated to the extent of the HLD Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

On disposal of an associate or a jointly controlled entity during the year, the attributable amount of capital reserve is included in the calculation of the profit or loss on disposal.

In HLD's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) **Goodwill**

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the HLD Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 July 2001, positive goodwill is written off on acquisition; and

— for acquisitions on or after 1 July 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) is included in the carrying amount of the interests in associates or jointly controlled entities.

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the HLD Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 July 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 July 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable or when the underlying non-monetary assets are disposed. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill or as a deduction from its underlying assets; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on HLD Group reserves is included in the calculation of the profit or loss on disposal.

(f) **Investments in securities**

The HLD Group's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows:

(i) Dated debt securities that the HLD Group has the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(iii) Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(v) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) **Valuation of properties**

(i) Investment properties are those which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. A qualified valuer of the HLD Group or external qualified valuers, having appropriate recognised professional qualifications and recent experience in the location and category of property being valued, value the properties at each balance sheet date. The fair value are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable, willing parties in an arm's length transaction. Any gain or loss arising from a change in fair value is recognised in the profit and loss account.

The valuations are prepared by reference to comparable market transactions and where appropriate considering the aggregate of the net annual rents receivable from the properties and where relevant, associated costs. A yield which reflects the specific risks inherent in the net cash flows is then applied to the net annual rentals to arrive at the property valuation.

Valuations reflect, where appropriate, the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accomodation and the market's general perception of their credit-worthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. It has been assumed that whenever rent reviews or lease renewals are pending with anticipated reversionary increases, all notices and where appropriate counter notices have been served validly and within the appropriate time.

A property interest under an operating lease is classified and accounted for as an investment property on a property-by-property basis when the HLD Group holds it to earn rentals or for capital appreciation or for both. Any such property interest under an operating lease classified as an investment property is carried at fair value.

(ii) Hotel properties are stated at their open market value based on an annual professional valuation.

(iii) Other land and buildings are stated at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(k)).

(iv) Completed properties for sale remaining unsold at the year end are valued at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(v) Properties that is being constructed or developed for future use as investment property is classified as investment property under development and stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(vi) Properties held for development for investment are stated at fair value with any changes in fair values recognised in the profit and loss account.

(vii) Properties held for and under development for sale are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(viii) Leasehold land acquired by exchange of land exchange entitlements is stated at cost which represents the cost of land exchange entitlements surrendered, and the premium, if any, payable to the Government of the Hong Kong Special Administrative Region less impairment losses (see note 1(k)), where appropriate.

(ix) Other leasehold land is stated at cost less impairment losses (see note 1(k)), where appropriate.

(x) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(xi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of a fixed asset, any related valuation surplus previously taken to the revaluation reserve is also transferred to retained profits.

(h) **Leased assets**

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) *Assets acquired under finance leases*

Where the HLD Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the HLD Group will obtain ownership of the asset, the life of the asset, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) *Assets held for use in operating leases*

Where the HLD Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the HLD Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Revenue arising from operating leases is recognised in accordance with the HLD Group's revenue recognition policies, as set out in note 1(r)(ii).

(iii) *Operating lease charges*

Where the HLD Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) **Amortisation and depreciation of fixed assets**

(i) *Investment properties, investment properties under development and properties held for development for investment*

No depreciation is provided in respect of investment properties, investment properties under development and properties held for development for investment.

(ii) *Hotel properties*

No depreciation is provided on hotel properties held on lease of more than 20 years. The HLD Directors consider that the value of the hotels do not diminish, due to the fact that hotels are maintained in a continuous state of proper repair and improvements thereto from time to time.

(iii) *Other land and buildings*

Leasehold land is amortised, using the straight-line method, over the unexpired terms of the leases.

Buildings are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(iv) *Other fixed assets*

Other fixed assets are stated at cost, less accumulated depreciation and impairment losses (see note 1(k)). Depreciation is provided on a straight-line basis over their estimated useful lives at the following rates per annum:

Leasehold improvements, furniture and fixtures	—	20%
Toll highway operation rights and bridges	—	over the operating periods
Others	—	10% to 50%

(j) **Deferred expense**

Deferred expense comprises arrangement fee incurred in relation to the issue of guaranteed convertible notes and is amortised on a straight-line basis over the period from the date of issue of such convertible notes to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

(k) **Impairment of assets**

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities (except for those accounted for at fair value under notes 1(c) and (d));

— positive goodwill;

— investment properties under development;

— properties held for and under development for sale; and

— leasehold land.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of such an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(l) **Construction contracts**

The accounting policy for contract revenue is set out in note 1(r)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" as an asset or "Amounts due to customers for contract work" as a liability.

(m) **Cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the HLD Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) **Guaranteed convertible notes**

Guaranteed convertible notes issued are stated in the balance sheet at their principal value.

(o) **Employee benefits**

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the HLD Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the HLD Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to the defined contribution retirement scheme and the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the profit and loss account as incurred.

(iii) When the HLD Group grants employees options to acquire shares of the subsidiaries at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the HLD Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) **Income tax**

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the HLD Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the HLD Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the HLD Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) **Provisions and contingent liabilities**

Provisions are recognised for liabilities of uncertain timing or amount when HLD or the HLD Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) **Recognition of revenue**

Provided it is probable that the economic benefits will flow to the HLD Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) *Sale of properties*

Revenue arising from the development of properties for sale together with the interest earned on the instalment sales of properties are recognised upon the sale of properties or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Interest income*

Interest income earned on loans and advances to customers and from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) *Income from construction contracts*

When the outcome of the construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) *Toll fee income*

Toll fee income is recognised on a cash receipt basis.

(vi) *Hotel operation*

Income from hotel operation is recognised when services are provided.

(vii) *Sale of goods*

Sale of goods from department store operation is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

(s) **Translation of foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(t) **Borrowing costs**

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for their intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the assets are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(u) **Related parties**

For the purpose of these accounts, parties are considered to be related to the HLD Group if the HLD Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the HLD Group and the party are subject to common control or common significant influence.

(v) **Segment reporting**

A segment is a distinguishable component of the HLD Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the HLD Group's internal financial reporting system, the HLD Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses, taxation and minority interests.

(w) **Recently issued accounting standards**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for Hong Kong Financial Reporting Standard 3 "Business combinations" which is applicable to business combinations with agreement date on or after 1 January 2005. The new HKFRSs would therefore be effective for the HLD Group's accounts for the year ending 30 June 2006.

The HLD Group has early adopted Hong Kong Accounting Standard 40 "Investment property" ("HKAS 40") and HK(SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" ("HK(SIC) Int 21") issued by the HKICPA in the preparation of the accounts for the year ended 30 June 2005. Details of the changes in accounting policies are set out in note 2 below.

The HLD Group has not early adopted any other new HKFRSs in the accounts for the year ended 30 June 2005 but has commenced an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the HK Interpretation 2 "The appropriate policies for hotel properties" ("HK Int 2"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 36 "Impairment of assets" ("HKAS 36") and Hong Kong Financial Reporting Standard 3 "Business combinations ("HKFRS 3") would have the following impact on its result of operations and financial position:

(i) *Hotel properties (HK Int 2, The appropriate policies for hotel properties)*

In prior years, the HLD Group's hotel properties were stated at their open market value based on an annual professional valuation and no deprecation is provided on hotel properties held on lease of more than 20 years as they are maintained in a continuous state of proper repair and improvements thereto from time to time.

Following the adoption of HK Int 2, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

(ii) *Leasehold land and buildings held for own use (HKAS 17, Leases)*

In prior years, leasehold land and buildings were stated at cost less accumulated depreciation and impairment losses.

Following the adoption of HKAS 17, the HLD Group's leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold interest in the land at the time the lease was first entered into by the HLD Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. If these two elements cannot be allocated reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation and impairment losses.

Land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. Any buildings held for own use which are situated on such land leases continued to be stated at cost less accumulated depreciation and impairment losses.

Had this revised accounting standard been adopted for the year ended 30 June 2005, the leasehold interest in the land previously included in "Other land and buildings" would be shown separately as "Leasehold land" with comparative amounts restated. There is no significant impact on the HLD Group's profit attributable to the HLD Shareholders and net assets as a result of the adoption of this new policy.

(iii) *Leasehold land held for redevelopment for sale (HKAS 17, Leases)*

In prior years, leasehold land held for redevelopment for sale was stated at cost less impairment losses.

Following the adoption of HKAS 17, land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. If the property is in the course of development or re-development, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge for the period is recognised in the profit and loss account immediately.

(iv) *Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)*

In prior years:

— positive or negative goodwill which arose prior to 1 July 2001 was taken directly to reserves at the time it arose, and was not recognised in the consolidated profit and loss account until disposal or impairment of the acquired business;

— positive goodwill which arose on or after 1 July 2001 was amortised on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

— negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortised non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the consolidated profit and loss account as those expected losses were incurred.

Following the adoption of HKFRS 3 and HKAS 36, the HLD Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also, in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated profit and loss account as it arises. Previously recognised negative goodwill as of 1 July 2005 will be derecognised, with a corresponding adjustment to the opening balance of retained profits.

The new policy in respect of positive goodwill will be applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts will not be restated, the cumulative amount of amortisation as of 1 July 2005 will be offset against the cost of the goodwill and no amortisation charge for goodwill will be recognised in the consolidated profit and loss account for the year ending 30 June 2006.

Also, in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserve (i.e. goodwill which arose before 1 July 2001) will not be recognised in the consolidated profit and loss account on disposal or impairment of the acquired business, or under any other circumstances.

The HLD Group will be continuing its assessment of the impact of the other new HKFRSs and other significant changes may be identified as result.

2. CHANGES IN ACCOUNTING POLICIES

(a) Investment properties (HKAS 40, Investment property, and HK(SIC) Int 21, Income taxes - recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) *Timing of recognition of movements in fair value in the profit and loss account*

In prior years, movements in the fair value of the HLD Group's investment properties were recognised directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on a portfolio basis, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

In addition, in prior years, land which the HLD Group held for development for investment or an undetermined future purpose was stated at cost less impairment losses.

Following the early adoption of HKAS 40 as from 1 July 2004:

— changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has increased by HK$11,520,049,000 (2003

- HK$7,876,093,000) to include all of the HLD Group's previous property revaluation reserve relating to investment properties. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$7,327,127,000 (2004 - HK$3,643,956,000). There is no impact on the HLD Group's net assets as at the years end as a result of the adoption of this new policy.

— land held for development for investment or an undetermined future purpose is recognised as "investment property" and movements in the fair value of these properties are now recognised directly in the profit and loss account as they arise in accordance with the fair value model in HKAS 40.

This change was adopted by reducing the opening balance of retained profits as of 1 July 2004 by HK$937,193,000. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$434,164,000. Comparative amounts have not been restated as permitted under the transitional provisions of HKAS 40.

(ii) *Measurement of deferred tax on movements in fair value*

In prior years, the HLD Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the HLD Group's investment properties located in Hong Kong, no deferred tax was provided in prior years.

As from 1 July 2004, in accordance with HK(SIC) Int 21, the HLD Group recognises deferred tax on movements in the value of an investment property using tax rate that is applicable to the property's use, if the HLD Group has no intention to sell it and the property would have been depreciable had the HLD Group not adopted the fair value model.

This change in accounting policy has been adopted retrospectively. As a result of the early adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has reduced by HK$2,723,329,000 (2003 — HK$2,190,384,000) and deferred tax liabilities has increased by HK$2,475,365,000 (2003 — HK$2,054,574,000). In addition, the HLD Group's taxation expense and profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$1,352,785,000 (2004 — HK$603,355,000) and decreased by HK$1,214,876,000 (2004 — HK$532,945,000) respectively.

Regarding the land held for development for investment, this change in accounting policy was adopted by reducing the opening balance of retained profits as of 1 July 2004 by HK$34,980,000 and increasing deferred tax liabilities by the same amount. In addition, the HLD Group's taxation expense and profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$72,564,000 and decreased by HK$67,677,000 respectively.

(b) Infrastructure facilities (HK Interpretation 1, The appropriate policies for infrastructure facilities ("HK Int 1"))

In prior years, amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of calculation whereby annual amortisation and depreciation amounts compounded at a fixed rate per annum will be equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

Following the adoption of HK Int 1 as from 1 July 2004, the HLD Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the HLD Group are provided on a straight-line basis.

The new accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has reduced by HK$29,201,000 (2003 — HK$32,477,000) and the balances of the HLD Group's other fixed assets, minority interests and deferred tax liabilities at 30 June 2004 have decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has decreased by HK$5,790,000 (2004 — increased by HK$3,276,000).

(c) **Summary of the effect of changes in the accounting policies**

The following table sets out the adjustments that have been made as a result of the adoption of new accounting policies for the year:

	Opening balance of retained profits		Opening balance of property revaluation reserves		Profit attributable to HLD Shareholders	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Effect of new policy increase/(decrease)						
Prior period adjustments:						
HKAS 40						
Investment properties	8,796,720	5,685,709	(11,520,049)	(7,876,093)	6,112,251	3,111,011
Leasehold land held for development for investment or an undetermined future purpose *(note 2(a))*	—	—	—	—	366,487	—
HK Int 1						
Infrastructure facilities *(note 2(b))*	(29,201)	(32,477)	—	—	(5,790)	3,276
	8,767,519	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287
Opening balance adjustments:						
HKAS 40						
Leasehold land held for development for investment or an undetermined future purpose *(note 2(a))*	(972,173)	—	—	—	—	—
Total effect	7,795,346	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287

3. TURNOVER

The principal activity of HLD is investment holding and the principal activities of its subsidiaries are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

Turnover of the HLD Group represents proceeds from the sale of properties, rental and interest income, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, proceeds from department store operation, and others including management and sales commission, dividends from investments in securities and property management and security services income.

The major items are analysed as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Sale of properties	1,884,793	2,837,148
Rental income	2,096,940	2,017,239
Interest income	90,151	102,018
Building construction	639,608	781,457
Infrastructure	235,524	238,748
Hotel operation	120,309	116,272
Department store operation	134,348	122,904
Others	631,588	511,332
	5,833,261	6,727,118

4. OTHER REVENUE AND OTHER NET INCOME

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Other revenue:		
Interest income	70,535	39,758
Others	64,983	39,760
	135,518	79,518
Other net income:		
Profit/(loss) on disposal of other fixed assets	7,720	(30,934)
Profit on disposal of toll bridges	—	104,332
Profit on disposal of investments in securities	—	61,911
Others	(1,270)	23,185
	6,450	158,494

5. OTHER OPERATING (EXPENSES)/INCOME

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Provision on property projects	(227,903)	(27,633)
Provision on property projects written back	—	788,490
Bad debts written off	(24,737)	(109,861)
Others	(77,559)	(110,902)
	(330,199)	540,094

6. NON-OPERATING INCOME

	HLD Group	
	2005	**2004 restated**
	HK$'000	*HK$'000*
Premium on redemption of guaranteed convertible notes	444,904	—
Surplus on revaluation of investments in securities	25,072	48,901
(Impairment loss)/reversal of impairment loss in value of investment securities	(10,865)	119
Amortisation of goodwill	(63,933)	(31,075)
Loss on disposal of interest in subsidiaries	—	(6,396)
Impairment loss on positive goodwill	—	(4,000)
Impairment loss on other fixed assets	—	(435)
Others	317	1,926
	395,495	9,040

7. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging/(crediting):

(a) **Finance costs:**

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank interest	193,832	194,454
Interest on loans wholly repayable within five years	93,616	54,667
Finance charges on obligations under finance leases	14	4
Other borrowing costs	115,227	56,864
	402,689	305,989
Less: Amount capitalised*		
— interest	(174,579)	(162,618)
— other borrowing costs	(18,652)	(32,525)
	209,458	110,846

* The borrowing costs have been capitalised at rates ranging from 1.75% to 2.04% (2004 - from 1.68% to 1.74%) per annum.

(b) **Items other than those separately disclosed in notes 3 to 7(a):**

	HLD Group	
	2005	**2004 restated**
	HK$'000	*HK$'000*
Amortisation and depreciation		
— owned assets	125,556	113,232
— assets held under finance leases	77	—
	125,633	113,232
Less: Amount capitalised	(58)	(443)
	125,575	112,789
Staff costs — including retirement costs of HK$33,345,000 (2004 - HK$32,292,000)	854,703	756,373
Less: Amount capitalised (including retirement costs of HK$823,000 (2004 - HK$776,000))	(30,480)	(20,521)
	824,223	735,852
Cost of sales		
— completed properties for sale	1,210,377	2,237,049
— inventories	136,817	149,616
Amortisation of deferred expense	78,955	19,845
Auditors' remuneration	13,869	10,494
Rentals receivable from investment properties net of outgoings of HK$633,726,000 (2004 - HK$679,466,000)*	(1,047,005)	(958,532)
Other rental income less outgoings	(267,876)	(240,662)
Dividends from investments in securities		
— listed	(5,436)	(11,032)
— unlisted	(29,966)	(39,848)

* Included contingent rental income of HK$132,142,000 (2004 — HK$105,867,000).

8. SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Listed associates	2,666,158	1,698,356
Unlisted associates	649,173	88,406
	3,315,331	1,786,762

9. INCOME TAX

(a) Income tax in the consolidated profit and loss account represents:

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Current tax — Provision for Hong Kong Profits Tax		
Tax for the year	262,848	193,797
(Over)/under-provision in respect of prior years	(8,272)	979
	254,576	194,776
Current tax — Provision for taxation outside Hong Kong		
Tax for the year	28,511	26,492
Under/(over)-provision in respect of prior years	4,650	(162)
	33,161	26,330
Deferred tax		
Origination and reversal of temporary differences	1,077,237	410,467
Share of associates' taxation	573,773	324,357
Share of jointly controlled entities' taxation	462,595	162,954
	2,401,342	1,118,884

Provision for Hong Kong Profits Tax has been made at 17.5% on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) **Reconciliation between tax expense and accounting profit at applicable tax rates:**

	2005	2004 restated
	HK$'000	*HK$'000*
Profit from ordinary activities before taxation	14,732,414	8,168,096
Notional tax on profit from ordinary activities before taxation, calculated at the rates applicable to profits in the countries concerned	2,507,823	1,437,794
Tax effect of non-deductible expenses	80,353	55,136
Tax effect of non-taxable revenue	(175,824)	(246,705)
Tax effect of current year's tax losses not recognised	53,259	47,511
Tax effect of prior year's tax losses utilised	(29,669)	(64,527)
Tax effect of unused tax losses not recognised in prior years but recognised in the current year	(30,978)	(114,364)
Tax effect of temporary differences not recognised	—	3,222
(Over)/under-provision in prior years	(3,622)	817
Actual tax expense	2,401,342	1,118,884

(c) **Deferred tax assets and liabilities recognised:**

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:

	Depreciation allowances in excess of related depreciation	Revaluation of properties	Elimination and capitalisation of expenses	Fair value adjustment on business combination	Gain on disposal of property, plant and equipment	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003							
— as previously reported	404,464	32,000	370,361	166,800	—	(87,432)	886,193
— prior period adjustment	(13,805)	2,168,060	(62,187)	—	—	(57,179)	2,034,889
— as restated	390,659	2,200,060	308,174	166,800	—	(144,611)	2,921,082
Charged/(credited) to profit and loss account	72,393	414,565	(14,868)	—	15,212	(76,835)	410,467
At 30 June 2004 (restated)	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
At 1 July 2004							
— as previously reported	473,554	32,000	353,493	166,800	15,212	(161,792)	879,267
— prior period adjustment	(10,502)	2,582,625	(60,187)	—	—	(59,654)	2,452,282
— as restated	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
Opening balance adjustment	—	38,452	—	—	—	(3,472)	34,980
Charged/(credited) to profit and loss account	69,501	1,097,788	(38,440)	820	(625)	(51,807)	1,077,237
At 30 June 2005	532,553	3,750,865	254,866	167,620	14,587	(276,725)	4,443,766

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Net deferred tax assets recognised in the consolidated balance sheet	(235,618)	(208,675)
Net deferred tax liabilities recognised in the consolidated balance sheet	4,679,384	3,540,224
	4,443,766	3,331,549

(d) **Deferred tax assets not recognised:**

Deferred tax assets have not been recognised in respect of the following items:

	2005		2004	
	Deductible temporary differences/ tax losses	Deferred tax asset	Deductible temporary differences/ tax losses restated	Deferred tax asset restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deductible temporary differences	105,312	18,430	208,498	36,487
Future benefits of tax losses				
— Hong Kong *(note (a))*				
— Assessed by the Inland Revenue Department	1,025,928	179,537	1,115,378	195,191
— Not yet assessed by the Inland Revenue Department	1,641,810	287,317	1,974,953	345,617
— Outside Hong Kong *(note (b))*	509,480	158,660	443,450	141,750
	3,282,530	643,944	3,742,279	719,045

The HLD Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

Notes:

(a) The tax losses do not expire under current tax legislation.

(b) The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they were incurred.

10. PROFIT ATTRIBUTABLE TO HLD SHAREHOLDERS

The consolidated profit attributable to the HLD Shareholders includes a profit of HK$865,053,000 (2004 — HK$944,607,000) which has been dealt with in the accounts of HLD.

11. DIVIDENDS

(a) Dividends attributable to the year

	2005	2004
	HK$'000	*HK$'000*
Interim dividend declared and paid of HK$0.4 per share (2004 — HK$0.35 per share)	725,832	635,103
Final dividend proposed after the balance sheet date of HK$0.6 per share (2004 — HK$0.55 per share)	1,088,748	998,019
	1,814,580	1,633,122

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2005	2004
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the year of HK$0.55 per share (2004 — HK$0.45 per share)	998,019	816,561

12. EARNINGS PER HLD SHARE

The calculation of earnings per HLD Share is based on the profit attributable to the HLD Shareholders of HK$10,853,521,000 (2004 (restated) — HK$6,173,343,000) and on 1,814,580,000 ordinary shares (2004 — weighted average number of 1,786,544,918 ordinary shares) in issue during the year. Diluted earnings per HLD Share for the year is not presented because the existence of outstanding guaranteed convertible notes during the years ended 30 June 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per HLD Share.

13. SEGMENTAL INFORMATION

Segment information is presented in respect of the HLD Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the HLD Group's internal financial reporting.

Business segments:

The HLD Group comprises the following main business segments:

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services.

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30 June 2005										
Turnover	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588	—	5,833,261
Other revenue (excluding bank interest income)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	—	89,494
External revenue	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	—	5,922,755
Inter-segment revenue	—	198,261	1,336	377,439	—	—	3	31,428	(608,467)	—
Total revenue	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
Segment results	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
Inter-segment transactions	10,660	(87,434)	(1,335)	(25,408)	—	49,848	16,706	17,867		(19,096)
Contribution from operations	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
Provision on property projects	(227,903)	—	—	—	—	—	—	—		(227,903)
Bank interest income										46,024
Unallocated operating expenses net of income										(322,825)
Profit from operations										1,763,834
Increase in fair value of investment properties	188,960	6,564,911	—	—	—	—	—	—		6,753,871
Finance costs										(209,458)
Non-operating income										395,495
										8,703,742
Share of profits less losses of associates										3,315,331
Share of profits less losses of jointly controlled entities	1,299,012	1,385,584	12,019	8,276	—	—	—	8,450		2,713,341
Income tax										(2,401,342)
Minority interests										(1,477,551)
Profit attributable to HLD Shareholders										10,853,521
Depreciation and amortisation for the year	(680)	(5,843)	—	(553)	(55,401)	(752)	(13,687)	(48,659)		
Segment assets	25,078,942	41,827,597	1,284,491	144,268	1,253,565	1,312,739	52,535	721,772	(160,149)	71,515,760
Investments in associates										15,700,924
Investments in jointly controlled entities	3,443,383	7,533,636	235,882	43,985	—	2,094,564	—	48,348		13,399,798
Unallocated assets										5,478,470
Total assets										106,094,952
Segment liabilities	796,491	569,571	53,710	264,233	20,112	58,972	114,026	284,873	(160,149)	2,001,839
Unallocated liabilities										22,929,218
Total liabilities										24,931,057
Capital expenditure incurred during the year	2,878,837	823,450	—	705	1,635	1,905	12,795	7,639		

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30 June 2004 (restated)										
Turnover	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	—	6,727,118
Other revenue (excluding bank interest income)	10	3,159	5,463	1,550	3,363	24	799	52,580	—	66,948
External revenue	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	—	6,794,066
Inter-segment revenue	—	196,686	2,296	438,976	—	1,704	—	36,796	(676,458)	—
Total revenue	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
Segment results	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
Inter-segment transactions	38,840	(90,859)	(2,285)	(39,096)	—	42,709	17,540	25,953		(7,198)
Contribution from operations	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
Provision on property projects	(27,633)	—	—	—	—	—	—	—		(27,633)
Provision on property projects written back	788,490	—	—	—	—	—	—	—		788,490
Bank interest income										12,570
Unallocated operating expenses net of income										(263,208)
Profit from operations										2,444,819
Increase in fair value of investment properties	—	3,064,202	—	—	—	—	—	—		3,064,202
Finance costs										(110,846)
Non-operating income										9,040
										5,407,215
Share of profits less losses of associates										1,786,762
Share of profits less losses of jointly controlled entities	66,568	890,812	8,003	(12,252)	—	—	—	20,988		974,119
Income tax										(1,118,884)
Minority interests										(875,869)
Profit attributable to HLD Shareholders										6,173,343
Depreciation and amortisation for the year	(1,212)	(5,276)	(57)	(595)	(55,188)	(3,615)	(11,839)	(35,007)		
Impairment loss for the year	—	—	—	—	—	—	—	(435)		
Segment assets	21,018,953	36,771,861	1,789,422	258,244	1,225,854	1,226,633	48,277	660,563	(295,138)	62,704,669
Investments in associates										14,248,887
Investments in jointly controlled entities	3,756,419	6,233,514	379,820	21,478	—	1,584,041	—	43,958		12,019,230
Unallocated assets										4,802,817
Total assets										93,775,603
Segment liabilities	974,140	531,172	48,928	346,254	12,575	29,881	88,574	201,031	(295,138)	1,937,417
Unallocated liabilities										20,231,329
Total liabilities										22,168,746
Capital expenditure incurred during the year	763,998	123,009	—	40	1,223	1,143	9,818	8,159		

Geographical segments:

	Hong Kong	The People's Republic of China ("PRC")	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
For the year ended 30 June 2005			
Turnover	5,521,612	311,649	5,833,261
Other revenue (excluding bank interest income)	76,934	12,560	89,494
External revenue	5,598,546	324,209	5,922,755
Segment assets	59,993,877	11,682,032	
Capital expenditure incurred during the year	3,272,954	454,012	
For the year ended 30 June 2004 (restated)			
Turnover	6,364,676	362,442	6,727,118
Other revenue (excluding bank interest income)	60,120	6,828	66,948
External revenue	6,424,796	369,270	6,794,066
Segment assets	50,606,458	12,393,349	
Capital expenditure incurred during the year	899,302	8,088	

14. FIXED ASSETS

(a) HLD Group:

	Investment properties	Investment properties under development	Hotel properties	Other land and buildings	Properties under development for own use	Toll highway operation rights	Bridges	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation:									
At 1 July 2004									
— as previously reported	32,394,678	—	1,209,000	508,310	—	789,529	560,929	694,503	36,156,949
— reclassification *(note i)*	5,226,089	206,862	—	—	504,729	—	—	—	5,937,680
— balance before opening balance adjustment	37,620,767	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	42,094,629
— opening balance adjustment *(note ii)*	(984,277)	—	—	—	—	—	—	—	(984,277)
— balance after opening balance adjustment	36,636,490	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	41,110,352
Additions	945,150	146,039	—	—	23,169	—	48	118,824	1,233,230
Acquisition of subsidiaries	10,446	—	—	—	—	—	—	—	10,446
Transfer from properties under development included under current assets	46,095	—	—	—	—	—	—	—	46,095
Disposals	(66,169)	—	—	—	—	—	(11,665)	(30,791)	(108,625)
Surplus on revaluation	6,753,871	—	62,800	—	—	—	—	—	6,816,671
At 30 June 2005	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169
Amortisation and depreciation:									
At 1 July 2004									
— as previously reported	—	—	—	71,023	—	163,176	62,349	591,043	887,591
— prior period adjustment *(note 2(b))*	—	—	—	—	—	30,067	70,779	—	100,846
— as restated	—	—	—	71,023	—	193,243	133,128	591,043	988,437
Charge for the year	—	—	—	7,099	—	34,691	19,097	64,746	125,633
Impairment loss *(note iii)*	—	—	—	—	204,043	—	—	—	204,043
Written back on disposal	—	—	—	—	—	—	(9,690)	(30,160)	(39,850)
At 30 June 2005	—	—	—	78,122	204,043	227,934	142,535	625,629	1,278,263
Net book value:									
At 30 June 2005	44,325,883	352,901	1,271,800	430,188	323,855	561,595	406,777	156,907	47,829,906
At 30 June 2004 (restated)	37,620,767	206,862	1,209,000	437,287	504,729	596,286	427,801	103,460	41,106,192
Cost or valuation at 30 June 2005 representing:									
Cost	—	352,901	—	442,230	527,898	789,529	549,312	782,536	3,444,406
Valuation									
— 30 June 1992	—	—	—	20,110	—	—	—	—	20,110
— 30 June 1994	—	—	—	45,970	—	—	—	—	45,970
— 30 June 2005	44,325,883	—	1,271,800	—	—	—	—	—	45,597,683
	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169

Notes:

(i) Following the early adoption of HKAS 40 as from 1 July 2004, certain properties to be developed for investment or for an undetermined future purpose have been reclassified from "Properties under development" and "Properties held for development" to "Investment properties" and "Investment properties under development" in accordance with the requirements of HKAS 40. In addition, certain properties have been reclassified to "Properties under development for own use" in order to better reflect the intended use of the properties held by the HLD Group.

(ii) The opening balance adjustment represents the decrease in the fair value as at 1 July 2004 of those properties to be developed for investment or for an undetermined future purpose as set out in note (i). No prior period adjustment to restate the comparative figures is required as permitted under the transitional provisions of HKAS 40.

(iii) During the year, based on the HLD Group's assessment of the recoverable amount of a project site intended for hotel development purpose, impairment loss of HK$204,043,000 is recognised in the profit and loss account.

(b) **The analysis of net book value of properties is as follows:**

	HLD Group	
	2005	**2004 restated**
	HK$'000	*HK$'000*
In Hong Kong		
— under long leases	4,802,776	3,426,226
— under medium-term leases	38,928,427	33,320,922
	43,731,203	36,747,148
Outside Hong Kong		
— under long leases	393	436
— under medium-term leases	3,941,403	4,255,148
	3,941,796	4,255,584
	47,672,999	41,002,732

The HLD Group's investment and hotel properties located in Hong Kong were revalued as at 30 June 2005 by an independent firm of professional surveyors, DTZ, whereas the investment properties located in the PRC were revalued by Mr Augustine Wong, the HLD Group's professional valuer who is a Fellow Member of The Hong Kong Institute of Surveyors, on an open market value basis in their existing state by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

The gross carrying amounts of investment and hotel properties of the HLD Group held for use in operating leases were HK$39,293,567,000 (2004 — HK$32,394,678,000) and HK$1,271,800,000 (2004 — HK$1,209,000,000) respectively.

The HLD Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years. At the end of the lease terms, the HLD Group has the option to purchase the assets at a price deemed to be a bargain purchase option. The net book value of assets held under finance leases of the HLD Group was HK$524,000 (2004 — HK$ Nil).

The HLD Group's toll highway operation rights are pledged as securities for certain bank loans.

15. INTEREST IN SUBSIDIARIES

	HLD	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,355,074	2,355,074
Amounts due from subsidiaries	39,066,829	39,400,186
	41,421,903	41,755,260
Less: Impairment loss	(93,296)	(83,000)
	41,328,607	41,672,260
Amounts due to subsidiaries	(2,191,673)	(1,856,310)
	39,136,934	39,815,950

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into these accounts.

Details of principal subsidiaries are shown on pages 137 to 145.

16. INTEREST IN ASSOCIATES

	HLD Group		HLD	
	2005	2004 restated	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	166,367	168,367
Share of net assets	504,902	65,043	—	—
Amounts due from associates	1,671,670	1,929,636	513,114	750,305
	2,176,572	1,994,679	679,481	918,672
Less: Impairment loss	—	—	(49,038)	(49,038)
	2,176,572	1,994,679	630,443	869,634
Amounts due to associates	(34,660)	(19,105)	(19,926)	(62,241)
	2,141,912	1,975,574	610,517	807,393
Listed in Hong Kong				
Share of net assets	12,303,859	11,209,859	—	—
Goodwill	1,153,210	936,577	—	—
Amounts due from associates	122,434	145,924	—	—
	13,579,503	12,292,360	—	—
Amounts due to associates	(20,491)	(19,047)	—	—
	13,559,012	12,273,313	—	—
	15,700,924	14,248,887	610,517	807,393
Market value of listed shares	36,845,509	29,372,248	—	—

Details of principal associates are shown on page 146.

17. INTEREST IN JOINTLY CONTROLLED ENTITIES

	HLD Group		HLD	
	2005	2004 restated	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	—	—	10	10
Share of net assets	4,321,070	2,074,643	—	—
Amounts due from jointly controlled entities	9,101,934	9,973,414	119,530	114,253
	13,423,004	12,048,057	119,540	114,263
Amounts due to jointly controlled entities	(23,206)	(28,827)	(5,209)	(6,121)
	13,399,798	12,019,230	114,331	108,142

Details of principal jointly controlled entities are shown on page 147.

18. INVESTMENTS IN SECURITIES

HLD Group:

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities								
Listed in Hong Kong	—	—	—	—	276,947	167,304	276,947	167,304
Listed outside Hong Kong	—	—	21,203	20,314	—	—	21,203	20,314
Unlisted	—	—	85,769	96,655	21,882	30,181	107,651	126,836
	—	—	106,972	116,969	298,829	197,485	405,801	314,454
Debt securities								
Listed outside Hong Kong	11,465	11,699	—	—	—	—	11,465	11,699
Unlisted	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	—	—	—	—	11,465	52,795
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249
Market value of listed securities	11,088	11,936	22,113	28,966	276,947	167,304	310,148	208,206
Carrying amount analysed for reporting purposes as:								
Non-current	11,465	11,699	106,972	116,969	298,829	197,485	417,266	326,153
Current	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249

19. INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Under 1 month overdue	476,590	228,492
More than 1 month overdue and up to 3 months overdue	2,400	4,225
More than 3 months overdue and up to 6 months overdue	1,784	3,190
More than 6 months overdue	16,488	21,973
	497,262	257,880

20. DEFERRED EXPENSE

This represents arrangement fee incurred in connection with the issuance of the guaranteed convertible notes and is amortised on a straight-line basis over the term of the notes.

21. LONG TERM RECEIVABLE

The amount represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The portion of HK$22,530,000 (2004 — HK$38,110,000) expected to be received within one year is classified under "Debtors, prepayments and deposits".

22. PROPERTIES HELD FOR/UNDER DEVELOPMENT FOR SALE

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
In Hong Kong	3,719,087	4,042,361
In other areas of the PRC	5,126,840	4,690,563
	8,845,927	8,732,924

The amount of properties held for/under development for sale expected to be completed after more than one year is HK$7,710,843,000 (2004 — HK$7,901,975,000).

23. COMPLETED PROPERTIES FOR SALE

The completed properties for sale of the HLD Group include properties of HK$1,551,752,000 (2004 — HK$1,528,643,000) carried at net realisable value.

The amount of provision for a write-down of completed properties for sale to estimated net realisable value, recognised in the consolidated profit and loss account during the year, is HK$23,860,000 (2004 — reversal of a write-down of HK$425,884,000).

24. INVENTORIES

The HLD Group's inventories of HK$901,000 (2004 — HK$1,093,000) are carried at net realisable value.

25. AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	1,270,478	647,138
Progress billings	(1,215,722)	(655,787)
Net contract work	54,756	(8,649)
Represented by:		
Amounts due from customers for contract work	63,001	25,684
Amounts due to customers for contract work	(8,245)	(34,333)
	54,756	(8,649)

The amounts due from customers for contract work expected to be recovered after more than one year is HK$661,000 (2004—HK$4,100,000).

26. DEPOSITS FOR ACQUISITION OF PROPERTIES

Deposits for acquisition of properties include HK$1,177,406,000 (2004 — HK$1,177,406,000) paid for the acquisition of a property located in the PRC and HK$561,000,000 (2004 — HK$Nil) paid for the acquisition of certain pieces of land located in Macau.

27. DEBTORS, PREPAYMENTS AND DEPOSITS

The HLD Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Under 1 month overdue	206,696	120,413	—	—
More than 1 month overdue and up to 3 months overdue	31,502	29,149	—	—
More than 3 months overdue and up to 6 months overdue	14,069	14,716	—	—
More than 6 months overdue	142,383	115,651	—	—
	394,650	279,929	—	—
Prepayments, deposits and other receivables	941,787	817,119	35,340	24,928
	1,336,437	1,097,048	35,340	24,928

The debtors, prepayments and deposits of the HLD Group include HK$659,863,000 (2004 — HK$543,010,000) which is expected to be recovered after more than one year. Apart from the above, all of the balances are expected to be recovered within one year.

28. CASH AND CASH EQUIVALENTS

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks and other financial institutions	4,023,276	3,481,601	—	—
Cash at bank and in hand	312,182	301,249	336	291
Cash and cash equivalents in the balance sheets	4,335,458	3,782,850	336	291
Bank overdrafts	(104,285)	(229,135)		
Cash and cash equivalents in the cash flow statement	4,231,173	3,553,715		

29. BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Bank loans and overdrafts *(note a)*		
— Secured	228,806	237,664
— Unsecured	15,782,957	4,972,867
	16,011,763	5,210,531
Unsecured other loans *(note b)*	—	38,647
	16,011,763	5,249,178

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(a) **Bank loans and overdrafts are repayable as follows:**		
Within 1 year and included in current liabilities	3,097,364	1,222,733
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	4,920,139	2,808,744
After 2 years but within 5 years	6,744,260	1,179,054
After 5 years	1,250,000	—
	12,914,399	3,987,798
	16,011,763	5,210,531

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(b) **Unsecured other loans are repayable as follows:**		
Within 1 year and included in current liabilities	—	26,320
After 2 years but within 5 years and included in non-current liabilities	—	12,327
	—	38,647

30. RENTAL AND OTHER DEPOSITS

The rental and other deposits of the HLD Group include HK$195,587,000 (2004 — HK$182,343,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

31. CREDITORS AND ACCRUED EXPENSES

The creditors and accrued expenses of the HLD Group include HK$340,571,000 (2004 — HK$212,866,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

The ageing analysis of trade creditors is as follows:

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Due within 1 month and on demand	353,405	453,807	—	—
Due after 1 month but within 3 months	121,949	139,579	—	—
Due after 3 months but within 6 months	40,607	37,539	—	—
Due after 6 months	591,243	441,568	—	—
	1,107,204	1,072,493	—	—
Other payables and accrued expenses	620,230	574,278	89,721	90,169
	1,727,434	1,646,771	89,721	90,169

32. GUARANTEED CONVERTIBLE NOTES

(i) On 9 February 2004, a subsidiary of the HLD Group issued guaranteed convertible notes (the "Notes") with an aggregate principal amount of HK$5,750,000,000 at an issue price equal to 100% of the principal amount of the Notes. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears on 9 August and 9 February of each year commencing 9 August 2004. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 82% of the principal amount plus any accrued interest on 9 February 2006, or at the option of the holder at 92% of the principal amount plus any accrued interest on 8 February 2005. The Notes are guaranteed by HLD.

(ii) The Notes are convertible after 9 March 2004 up to and including 10 January 2006 into fully paid HLD Shares at an initial conversion price, subject to certain events, of HK$48.96 per HLD Share.

(iii) During the year, HK$5,561,300,000 of the Notes were redeemed at 92% of the principal amount plus the accrued interest and no Notes were converted into any HLD Shares.

33. OBLIGATIONS UNDER FINANCE LEASES

At 30 June 2005, the HLD Group had obligations under finance leases repayable as follows:

	2005			2004		
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within 1 year and included in current liabilities	114	18	132	—	—	—
After 1 year and included in non-current liabilities						
After 1 year but within 2 years	118	13	131	—	—	—
After 2 years but within 5 years	298	14	312	—	—	—
	416	27	443	—	—	—
	530	45	575	—	—	—

34. SHARE CAPITAL

	HLD Group and HLD			
	No. of HLD Shares		Nominal value	
	2005	2004	2005	2004
	'000	*'000*	*HK$'000*	*HK$'000*
Authorised				
HLD Shares	2,600,000	2,000,000	5,200,000	4,000,000
Issued and fully paid				
HLD Shares				
At 1 July	1,814,580	1,722,140	3,629,160	3,444,280
Issue of HLD Shares	—	92,440	—	184,880
At 30 June	1,814,580	1,814,580	3,629,160	3,629,160

By an ordinary resolution passed at the Annual General Meeting of HLD held on 6 December 2004, the authorised share capital of HLD was increased to HK$5,200,000,000 by the creation of an additional 600,000,000 HLD Shares ranking for dividend and in all other respects pari passu with the existing HLD Shares.

35. RESERVES

HLD Group:

	Share premium	Property revaluation reserves restated	Reserve on consolidation	Capital redemption reserve	Exchange reserve	Other reserve	Retained profits restated	Total restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003								
— as previously reported	8,387,915	8,696,443	1,446,702	20,200	(3,815)	2,456	30,934,838	49,484,739
— prior period adjustments in respect of:								
— investment properties	—	(7,876,093)	—	—	—	—	5,685,709	(2,190,384)
— infrastructure facilities	—	—	—	—	—	—	(32,477)	(32,477)
— as restated	8,387,915	820,350	1,446,702	20,200	(3,815)	2,456	36,588,070	47,261,878
Premium on issue of shares	2,769,595	—	—	—	—	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	—	—	—	—	(64)
Surplus on revaluation of other properties	—	54,288	—	—	—	—	—	54,288
Share of surplus on revaluation of other properties in associates	—	44,887	—	—	—	—	—	44,887
Impairment loss on positive goodwill	—	—	2,613	—	—	—	—	2,613
Exchange difference arising from investment in a foreign entity	—	—	—	—	(110)	—	—	(110)
Transfer to other reserve	—	—	—	—	—	1,430	(1,430)	—
Dividends approved in respect of the previous year *(note 11(b))*	—	—	—	—	—	—	(816,561)	(816,561)
Profit for the year	—	—	—	—	—	—	6,173,343	6,173,343
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	—	—	—	—	(635,103)	(635,103)
At 30 June 2004	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
Dealt with by:								
HLD and subsidiaries	11,157,446	235,475	1,449,315	20,200	—	3,886	38,056,565	50,922,887
Associates and jointly controlled entities	—	684,050	—	—	(3,925)	—	3,251,754	3,931,879
	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766

	Share premium	Property revaluation reserves restated	Reserve on consolidation	Capital redemption reserve	Exchange reserve	Other reserve	Retained profits restated	Total restated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 July 2004								
— as previously reported	11,157,446	12,439,574	1,449,315	20,200	(3,925)	3,886	32,540,800	57,607,296
— prior period adjustments in respect of:								
— investment properties	—	(11,520,049)	—	—	—	—	8,796,720	(2,723,329)
— infrastructure facilities	—	—	—	—	—	—	(29,201)	(29,201)
— as restated, before opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
— opening balance adjustment in respect of investment properties *(note 2(c))*	—	—	—	—	—	—	(972,173)	(972,173)
— as restated, after opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	40,336,146	53,882,593
Surplus on revaluation of other properties	—	57,550	—	—	—	—	—	57,550
Exchange difference arising from investment in a foreign entity	—	—	—	—	7	—	—	7
Transfer to other reserve	—	—	—	—	—	1,404	(1,404)	—
Dividends approved in respect of the previous year *(note 11(b))*	—	—	—	—	—	—	(998,019)	(998,019)
Profit for the year	—	—	—	—	—	—	10,853,521	10,853,521
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	—	—	—	—	(725,832)	(725,832)
At 30 June 2005	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820
Dealt with by:								
HLD and subsidiaries	11,157,446	293,025	1,449,315	20,200	—	5,290	42,222,691	55,147,967
Associates and jointly controlled entities	—	684,050	—	—	(3,918)	—	7,241,721	7,921,853
	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820

HLD:

	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 July 2003	8,387,915	20,200	26,366,786	34,774,901
Premium on issue of shares	2,769,595	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	(64)
Dividends approved in respect of the previous year *(note 11(b))*	—	—	(816,561)	(816,561)
Profit for the year	—	—	944,607	944,607
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	(635,103)	(635,103)
At 30 June 2004	11,157,446	20,200	25,859,729	37,037,375
At 1 July 2004	11,157,446	20,200	25,859,729	37,037,375
Dividends approved in respect of the previous year *(note 11(b))*	—	—	(998,019)	(998,019)
Profit for the year	—	—	865,053	865,053
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	(725,832)	(725,832)
At 30 June 2005	11,157,446	20,200	25,000,931	36,178,577

The application of the share premium account is governed by Section 48B of the Companies Ordinance.

The application of capital redemption reserve is governed by Section 49H of the Companies Ordinance.

The property revaluation reserves, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities, the valuation of properties and foreign currency translation (note 1).

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

36. DISTRIBUTABLE RESERVES

The distributable reserves of HLD at 30 June 2005 amounted to HK$25,000,931,000 (2004 — HK$25,859,729,000).

37. COMMITMENTS

At 30 June 2005, the HLD Group had commitments not provided for in these accounts as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	638,106	92,058
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	1,691,279	1,764,234
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	4,859,480	5,705,485
	7,188,865	7,561,777

Based on information available at the balance sheet date, the directors estimate that the HLD Group's commitments disclosed above are payable as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 1 year	2,341,168	2,669,710
After 1 year but within 2 years	2,664,587	2,090,280
After 2 years	2,183,110	2,801,787
	7,188,865	7,561,777

38. SIGNIFICANT LEASING ARRANGEMENTS

At 30 June 2005, the HLD Group is both a lessor and a lessee under operating leases. Details of the HLD Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The HLD Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 14.

During the current year, HK$2,096,940,000 (2004 — HK$2,017,239,000) was recognised as rental income in the consolidated profit and loss account in respect of operating leases.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 1 year	1,469,601	1,402,478
After 1 year but within 5 years	898,862	1,086,502
After 5 years	25,456	135,342
	2,393,919	2,624,322

(b) **Lessee**

(i) The HLD Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

During the current year, HK$46,183,000 (2004 — HK$26,971,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 1 year	37,642	33,548
After 1 year but within 5 years	74,996	72,874
After 5 years	13,703	19,575
	126,341	125,997

(ii) The HLD Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three month to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$3,763,000 (2004 — HK$5,237,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 year	694	2,476
After 1 year but within 5 years	48	252
	742	2,728

39. CONTINGENT LIABILITIES

At 30 June 2005, contingent liabilities of the HLD Group and of HLD were as follows: —

	HLD Group		HLD	
	2005	2004	2005	2004
	HK'000	*HK'000*	*HK$'000*	*HK$'000*
(a) Guarantees given by HLD and its subsidiaries to financial institutions on behalf of purchasers of flats	162,189	215,576	849	2,020
(b) Guarantees given by HLD to banks to secure banking facilities of subsidiaries	—	—	15,470,201	4,499,475
(c) Guarantees given by HLD to banks to secure banking facilities of an associate and a jointly controlled entity	2,241,017	2,322,385	2,241,017	2,322,385
(d) Guarantees given by HLD to holders of HLD Convertible Notes	—	—	189,444	5,772,681
	2,403,206	2,537,961	17,901,511	12,596,561

(e) Pursuant to an indemnity deed dated 15 March 1996 signed between HLD and a subsidiary, HLD, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and LAT ("Land Appreciation Tax") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31 December 1995. At 30 June 2005, HLD had contingent PRC Income Tax and LAT liabilities of HK$46 million (2004 — HK$110 million) and HK$38 million (2004 — HK$38 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties at 30 June 2005.

(f) At 30 June 2005, the HLD Group had contingent liabilities in respect of performance bonds to guarantee for a due and proper performance of the subsidiaries' obligations amounting to HK$73,090,000 (2004 — HK$32,390,000).

40. MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the HLD Group and its fellow subsidiaries are as follows:—

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Other interest expense *(note i)*	12,057	18,643
Loan arrangement fee *(note i)*	—	14,217
Building management service income *(note iii)*	—	32,070
Rental commission income *(note iii)*	916	16,150

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the HLD Group and its associates and jointly controlled entities are as follows:—

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Other interest income *(note i)*	44,504	33,482
Building construction income *(note ii)*	634,477	748,062
Management fee income *(note iii)*	20,830	30,010
Professional fee income *(note iii)*	37,999	10,384
Sales commission income *(note iii)*	149,180	3,140
Rental expenses *(note iii)*	30,734	8,840

(c) Transactions with related companies

Details of material related party transactions between the HLD Group and its related companies which represented trust funds managed by the directors of the HLD Group are as follows:—

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Building management service income *(note iii)*	23,086	4,092
Rental commission income *(note iii)*	14,400	7,282
Sales commission income *(note iii)*	2,685	8,787
Building construction income *(note ii)*	—	29,394

In addition, the HLD Group and one of its related companies entered into a rental agreement dated 30 March 2004 for leasing certain units of the HLD Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent free period from 1 April 2004 to 30 September 2004. The total rental income and receivable from the related company during the year and as at 30 June 2005 is HK$636,000 (note iii).

Notes:

(i) Loan arrangement fee, interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30 June 2005 is shown in the balance sheet. The amounts due to/from associates and jointly controlled entities at 30 June 2005 are set out in notes 16 and 17 respectively.

(d) **Transactions with companies controlled by an HLD Director**

Lee Ka Kit, an HLD Director, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of HLD or the HLD Group and through which the HLD Group holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30 June 2005, the advances made to these subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$472,128,000 (2004 — HK$470,464,000) and HK$537,055,000 (2004 — HK$586,821,000) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr Lee under such arrangements during the years ended 30 June 2004 and 2005.

41. DIRECTORS' REMUNERATION

The remuneration of the HLD Directors is as follows:

	Fees	Basic salaries, other allowances and emolument	Discretionary bonuses	Retirement scheme contributions	2005 Total	2004 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors						
Lee Shau Kee	110	2,786	—	—	2,896	3,385
Lee Ka Kit	110	4,074	—	—	4,184	4,453
Lam Ko Yin, Colin	110	4,112	10,880	207	15,309	10,353
Lee Ka Shing	110	3,590	—	115	3,815	3,184
Lee King Yue	90	2,551	—	142	2,783	2,595
Fung Lee Woon King	50	5,049	1,970	187	7,256	8,174
Leung Sing	70	3,807	4,300	211	8,388	7,993
Lau Yum Chuen, Eddie	70	—	—	—	70	70
Li Ning	70	2,821	—	99	2,990	2,884
Kwok Ping Ho, Patrick	90	2,935	—	163	3,188	2,946
Ho Wing Fun	90	2,479	1,970	138	4,677	4,302
Yip Ying Chee, John	70	4,018	7,000	223	11,311	9,715
Suen Kwok Lam	70	3,264	2,500	181	6,015	4,363
Independent non-executive directors						
Kwong Che Keung, Gordon	90	610	—	—	700	—
Ko Ping Keung	90	510	—	—	600	—
Wu King Cheong	70	215	—	—	285	—
Wu Shu Chih, Alex (passed away)	90	305	—	—	395	—
Non-executive directors						
Lo Tak Shing	50	—	—	—	50	50
Woo Po Shing	70	—	—	—	70	70
Lee Tat Man	70	—	—	—	70	70
Leung Hay Man	70	530	—	—	600	220
Lee Pui Ling, Angelina	50	100	—	—	150	150
Kan Fook Yee	70	1,000	—	—	1,070	1,070
Vincent Liang	—	—	—	—	—	—
Woo Ka Biu, Jackson	20	80	—	—	100	100
Total	1,850	44,836	28,620	1,666	76,972	66,147

There was no arrangement under which an HLD Director had waived or agreed to waive any remuneration during the current and prior years.

42. SENIOR MANAGEMENT REMUNERATION

Of the five individuals with the highest emoluments, four (2004 — four) of them are HLD Directors whose emoluments are disclosed in note 41. The aggregate of the emoluments in respect of the other one (2004 — one) individual are as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Salaries and other emoluments	3,363	3,243
Discretionary bonuses	3,500	2,000
Retirement scheme contributions	187	180
	7,050	5,423

43. POST BALANCE SHEET EVENTS

(a) Privatisation of Henderson China Holdings Limited ("Henderson China")

On 12 August 2005, HLD and its subsidiary, Henderson China, issued a joint announcement regarding the privatisation of Henderson China by HLD by way of a scheme of arrangement involving the cancellation and extinguishment of shares in Henderson China at the cancellation price of HK$8 per share. The listing of the shares in Henderson China on the Stock Exchange was withdrawn on 15 August 2005 and Henderson China became a wholly-owned subsidiary of HLD after the privatisation.

The cancellation price for the privatisation paid by HLD was approximately HK$1,381 million. Upon the privatisation, there is an excess of HLD's interest in the net assets value of Henderson China over its total cost of acquisition of approximately HK$779 million. Such excess will be recognised directly in the consolidated profit and loss account for the year ending 30 June 2006 upon the adoption of HKFRS 3 "Business combinations".

(b) Proposed privatisation of Henderson Cyber

On 16 August 2005, HLD together with its subsidiaries, HIL and Henderson Cyber, as well as its associate, Hong Kong China Gas, issued a joint announcement regarding a proposed privatisation of Henderson Cyber by HIL and Hong Kong China Gas which involves the cancellation and extinguishment of shares in Henderson Cyber at the cancellation price of HK$0.42 per share.

The cancellation price payable by HIL is estimated at HK$253 million. Should the proposed privatisation of Henderson Cyber become effective, HIL's equity interest in Henderson Cyber will increase to 78.69%.

44. ULTIMATE HOLDING COMPANY

The HLD Directors consider that the ultimate holding company at 30 June 2005 to be Henderson Development, incorporated in Hong Kong.

45. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies for investment properties and infrastructure facilities, details of which are set out in note 2.

The classification of certain properties has been changed due to the early adoption of HKAS 40. As a result, certain properties to be developed for investment or for an undetermined future purpose previously included under "Properties under development" and "Properties held for development" are now classified as "Investment properties" and "Investment properties under development". In addition, certain properties are reclassified to "Properties under development for own use" and "Properties held for/under development for sale" in order to better reflect the intended use of the properties held by the HLD Group. Accordingly, comparative figures have been reclassified to conform with the current year's presentation.

PRINCIPAL SUBSIDIARIES

at 30 June 2005

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(A)	**PROPERTY DEVELOPMENT**				
(i)	**Incorporated and operates in Hong Kong**				
	Avion Investment Limited	3,000,000	1	100	—
	Bauer Investment Limited	500	100	100	—
	Billion Nice Development Limited	2	1	—	100
	Billion Talent Development Limited	2	1	—	100
	Bothluck Development Limited	10,000	1	100	—
	Bottcher Investment Limited	20,000	100	—	100
*	Bright Trade Development Limited	1,000	1	—	100
*	Camleigh Investment Limited	100,000+	10	100	—
*	Camleigh Investment Limited	2++	10	—	—
*	Camleigh Investment Limited	40,000+++	100	100	—
*	Camus Investment Limited	1,000	100	100	—
*	Capital Leader Development Limited	2	1	—	100
*	Century Hero Development Limited	1	1	—	100
	Cheerbest Development Limited	2	1	—	100
	Chest Point Development Limited	2	1	—	100
*	Citigood Development Limited	2	1	—	100
	Cititeam Development Limited	2	1	—	100
	Crown Truth Limited	100	1	—	80
*	Daren International Limited	2	1	—	100
	Dashtrend Investment Limited	2	1	—	100
*	Dili Investment Limited	500	100	100	—
*	Dragon Pacific Development Limited	10	1	—	70
	Dupple Investment Limited	30,000	100	100	—
	Easy Ring Limited	2	1	—	100
	Easewin Development Limited	2	1	—	100
*	Egeria Investment Limited	100,000	100	100	—
*	Evercot Enterprise Company, Limited	500+	100	100	—
*	Evercot Enterprise Company, Limited	2++	100	—	—
	Fairich Development Limited	2	1	—	100
	Fleetman Investment Limited	1,000	1	—	70
	Ford World Development Limited	2	1	—	100
*	Fordmax Development Limited	2	1	100	—
	Fortune Base Development Limited	10,000	1	100	—
	Fortune Jet Development Limited	1,000	1	—	100
	Fortune Year Development Limited	2	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Full Gain Investment Limited	2	1	—	100
Gain Base Development Limited	1,000	1	—	75
* Gain Glory Development Limited	10,000	1	—	100
* Gain Million Development Limited	2	1	—	100
Gallund Investment Limited	20,000	100	—	100
Gentfair Development Limited	10,000	1	100	—
Gentworld Development Limited	1,000	1	—	100
Gesund Investment Company Limited	2	100	—	100
Glory Hero Development Limited	3,000,000	1	—	100
* Good Extend Development Limited	2	1	—	100
Goodmake Enterprises Limited	10,000	1	—	100
Grand Max Development Limited	10,000	1	100	—
* Grand Talent Development Limited	2	1	100	—
Great Chase Development Limited	2	1	—	100
* Harvest Rise Development Limited	2	1	—	100
* Heyield Estate Limited	100	1	—	80
* Hintmax Development Limited	2	1	—	100
* Join Fortune Development Limited	100+	1	100	—
* Join Fortune Development Limited	2++	1	—	—
Jonesworld Investment Limited	2	1	—	100
Juliyam Limited	2	1	—	100
Keendic Industrial Limited	2	1	—	100
Kinsan Development Limited	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* Kowatex Investment Limited	10,000	1	—	100
* Kwong Kay Investment Company Limited	2	1	100	—
* Kwong Kay Investment Company Limited	10,000**	100	100	—
Land Profit Development Limited	1,000	1	—	100
Landrise Development Limited	2	1	—	100
Liketon Investments Limited	100	1	—	100
* Long Gain Development Limited	1,000	1	—	100
Long Honest Development Limited	1,000	1	—	100
Lucky Gold Development Limited	2	1	—	100
* Lucky Million Development Limited	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
Main Choice Development Limited	1,000	1	—	100
Main Plan Development Limited	2	1	—	100
* Man Woo Development Company, Limited	30,000	100	100	—
Max Choice Development Limited	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* Millap Limited	2	1	100	—
Million Land Development Limited	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
Nasmyth Investment Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
* Nation Million Development Limited	2	1	—	100
* New Cheer Development Limited	1,000	1	—	100
New Market Development Limited	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* Onfine Development Limited	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* Pioneer Land Development Limited	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
Profit Max Development Limited	2	1	—	100
* Profit System Development Limited	2	1	—	100
Profit Top Development Limited	1,000	1	—	100
* Quanley Investment Limited	10,000	100	100	—
Racine Investment Limited	4	100	—	75
* Rich Chase Development Limited	2	1	—	100
Rich Silver Development Limited	2	1	—	100
Rightlane Investment Limited	2	1	100	—
Rise Top Development Limited	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
Scanbright Investment Limited	1,000	1	—	100
Sereal Investment Limited	10,000	1	100	—
* Shung King Development Company Limited	2+	1	100	—
* Shung King Development Company Limited	20,000**	100	100	—
* Shung King Development Company Limited	2++	1	—	—
* Smart Bright Development Limited	100	1	—	100
Smart Fortune Development Limited	10,000	1	—	100
* Smart Gain Development Limited	2	1	—	100
Smart Success Enterprises Limited	10,000	1	—	100
Spreadfaith Investment Limited	10,000	1	100	—
Star Flight Company Limited	2	1	—	100
Success Crown Development Limited	2	1	—	100
* Success Path Development Limited	2	1	—	100
* Super Asset Development Limited	2	1	—	100
* System Link Development Limited	2	1	—	100
* Team Glory Development Limited	10	1	—	80
Time Richie Investment Limited	2	1	—	100
* Timetron Development Limited	2	1	—	100
Topline Development Limited	10,000	1	100	—
Top Castle Properties Limited	100	1	—	100
* Top Mighty Development Limited	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
Victory Faith Investment Limited	4	1	—	100
Victory Well Development Limited	2	1	—	100
Vignette Investment Limited	2	1	—	100
* Wealth Team Development Limited	1,000	1	—	90.10

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
	Widetrend Development Limited	10,000	1	100	—
	Win Target Development Limited	100	1	—	60
	World City Culture Park Limited	10,000,000	1	—	100

		Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(ii)	**Established and operates in the PRC**			
^	Beijing Gaoyi Property Development Co., Ltd.	US$12,000,000	—	100@
^*	Beijing Henderson Properties Co., Ltd.	RMB655,000,000	—	100@
~*	Boham Estate (Shenzhen) Co., Ltd.	US$9,560,000	—	100
^*	Dongguan Heng Jun Plaza Development Ltd.	HK$15,429,190	—	70@
^#*	Fangcun Henderson Property Development Ltd.	RMB211,650,140	—	100@
~*	Gain Year Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
^#	Guangdong Jiaxing Real Estate Co., Ltd.	HK$148,845,677	—	100@
^#*	Guangzhou Guang An Property Development Ltd.	US$17,947,550	—	62@
^*	Guangzhou Guang Hung Property Development Limited	US$17,000,000	—	72@
^*	Guangzhou Guang Nam Property Development Limited	RMB125,969,120	—	68.40@
^*	Guangzhou Hengguo Real Estate Development Co., Ltd.	HK$272,670,000	—	80
^#*	Guangzhou Jian Heng Property Development Ltd.	US$17,000,000	—	100@
^*	Guangzhou Jiejun Real Estate Development Co., Ltd.	HK$310,000,000	—	100@
^*	Guangzhou Jietong Real Estate Development Co., Ltd.	HK$184,000,000	—	95@
~*	Jetgood Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
~*	Jonescorp Estate (Shenzhen) Ltd.	US$4,360,000	—	100
~*	Perfect Top Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
¥*	Shanghai Henfield Properties Co., Ltd.	US$27,000,000	—	100
¥*	Shanghai Heng Cheng Real Estate Development Co., Ltd.	US$33,340,000	—	85

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(B)	**PROPERTY INVESTMENT**				
*	Bestguard Investment Limited	2	1	—	100
*	Bloomark Investment Limited	2	1	—	100
*	Bour Investment Limited	2	100	—	100
*	Bour Investment Limited	1,000**	100	—	100
*	Brilliant Wealth Investment Limited	1,000	1	—	100
	Century Nice Development Limited	2	1	—	100
*	Choiform Limited	10,000	1	72.80	—
*	Choiform Limited	10,000**	1	72.80	—
*	Citiluck Development Limited	1,000	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Conradion Limited	3,000,000	1	—	100
Daily Crown Development Limited	2	1	—	100
* Davenport Investment Limited	2	1	100	—
Dekker Investment Limited	2	1	—	100
Dekker Investment Limited	2**	1	—	100
* Deland Investment Limited	2	100	100	—
* Dillinger Investment Limited	2	1	—	100
* Dillinger Investment Limited	2**	1	—	100
* Ease Success Development Limited	2	1	100	—
Easefine Development Limited	2	1	—	100
Easeluck Development Limited	2	1	—	100
Faith Limited	2	1	—	100
* Fineway Development Limited	2	1	—	100
* First View Investment Limited	1	1	—	100
Fordwise Development Limited	1,000	1	—	100
* Fortic Limited	2	1	—	100
* Gain Global Development Limited	1,000	1	—	100
Gain Super Development Limited	2	1	—	100
Genato Investment Limited	2	1	—	100
Glory Good Development Limited	1,000	1	—	100
Golden Dragon Development Company, Limited	12,200	100	—	100
Harzone Limited	1,000	1	100	—
Hung Shun Investment Company Limited	20,000	100	—	100
Isherwood Investment Limited	2	1	—	100
Jekyll Investment Limited	2	1	—	100
* Landrich Development Limited	1,000	1	—	100
Lucky Crystal Development Limited	2	1	100	—
* Million Globe Limited	2	1	—	100
* Mingsway Limited	2	1	—	100
Quentin Investment Limited	10,000	1	—	100
Strong Bright Technology Limited	10,000	1	—	100
* Sunmark Limited	2	1	—	100
Tech Fortune Development Limited	1,000	1	—	100
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	—	100
* Victory City Enterprises Limited	2	1	—	100
* Wichita Investment Limited	1,000	1	—	100
* Winjoy Development Limited	2	1	100	—
Winner Top Development Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(C) FINANCE				
* China Property Finance Limited	2	1	—	100
Glory Jade Development Limited	1,000	1	—	100
Hardon International Finance Limited	10	1	—	60
* Hency Finance Limited	2	1	—	100
* Henderson Cyber Finance Limited	2	1	—	100
* Henderson (China) Finance Limited	10,000	1	—	100
Henderson International Finance Limited	250,000	100	100	—
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Credit (2004) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Credit (2004) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
Henderson Property Finance Limited	2	1	100	—
* Henderson Real Estate Finance Limited	2	1	100	—
* Henson International Finance Limited (incorporated and operates in the Cayman Islands)	1	US$1	100	—
* Hiram Assets Limited (incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Post East Finance Company Limited	2	1	100	—
Reneco International Limited	2	1	—	100
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	2	US$1	100	—
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	126,677,935+++	US$1	100	—
(D) CONSTRUCTION				
E Man Construction Company Limited	350,000	100	100	—
Heng Lai Construction Company Limited	2	1	100	—
Heng Shung Construction Company Limited	2	1	100	—
Heng Tat Construction Company Limited	2	100	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(E) PROPERTY MANAGEMENT				
(i) Incorporated and operates in Hong Kong				
Beverly Hill (Estate Management) Limited	2	1	—	100
Fanling Centre (Management) Limited	2	1	—	100
Flora Plaza Management Limited	10	1	—	60
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	—	100
Goodwill Management Limited	2	1	—	100
Hang On Estate Management Limited	2	1	—	100
Hang Yick Properties Management Limited	100,000	100	100	—
Metro City Management Limited	2	1	—	100
Metro Harbourview Management Limited	2	1	—	100
Sheung Shui Centre Management Limited	2	1	—	100
Sunshine City Property Management Limited	2	1	—	100
Well Born Real Estate Management Limited	2	1	100	—
(ii) Incorporated in Hong Kong and operates in the PRC				
* Hansen (China) Property Management Company Limited	2	1	—	100

	Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(iii) Established and operates in the PRC			
¥* Beijing Henghua Property Management Co., Ltd.	US$700,000	—	75
~#* Guangdong Hengbao Property Management Co., Ltd.	RMB1,000,000	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(F) INVESTMENT HOLDING				
(i) Incorporated and operates in Hong Kong				
Ace Winner Development Limited	2	1	—	100
Capital Gold Development Limited	2	1	—	100
China Investment Group Limited	300,000	1,000	—	64.06
Citiright Development Limited	2	1	100	—
Disralei Investment Limited	2	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Disralei Investment Limited	1,000**	1	—	100
Goodmark Development Limited	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* Henderson (China) Investment Company Limited	2	1	—	100
* Henderson (China) Investment Company Limited	2**	1	—	100
HIL	2,817,327,395	0.20	—	73.48
* Henderson Sun Investment Company Limited	10,000,000	1	—	70
Linden Development Limited	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* Main Eagle Limited	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
Nation Team Development Limited	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
Shiu Kien Development Company Limited	1,500	1	—	100
Shiu Kien Development Company Limited	150,000**	100	—	100
Winner Glory Development Limited	2	1	—	100
Wiselin Investment Limited	2	1	—	100

(ii) **Incorporated and operates in the British Virgin Islands**

	Number of ordinary shares	Par value	HLD	Subsidiaries
* Citimax Investment Limited	1	US$1	—	100
Felix Technology Limited	1	US$1	—	100
Higgins Holdings Limited	1	US$1	—	100
Kingsview International Limited	1	US$1	—	100
* Konet Investment Limited	2	US$1	—	100
Multiglade Holdings Limited	1	US$1	—	100
Newspeed Technology Limited	1	US$1	—	100
Podar Limited	1	US$1	—	100
Rejoice Investments Limited	1	US$1	—	100
* Spaceworld Limited	2	US$1	—	100
St. Helena Holdings Co. Limited	3	US$1	—	100
* Superweb Limited	1	US$1	—	100
Threadwell Limited	1	US$1	—	100
Topgoal Limited	1	US$1	—	100

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(iii)	**Incorporated in the British Virgin Islands and operates in Hong Kong**				
	Hinlon Limited	1	US$1	—	100
	Jetsome Limited	1	US$1	—	100
	Midlink Limited	1	US$1	—	100
(iv)	**Incorporated in the Cayman Islands and operates in Hong Kong**				
	* Henderson Cyber	5,000,000,000	0.1	—	66.85
(v)	**Incorporated in Singapore and operates in the PRC**				
	Sin Cheng Holdings Pte Ltd	1,200,000	S$1	—	66
(vi)	**Incorporated in Bermuda and operates in the PRC**				
	* Henderson China Holdings Limited	497,776,205	1	—	65.32
(vii)	**Incorporated in Hong Kong and operates in the PRC**				
	* Hang Seng Quarry Company Limited	10,000	1	64	—
	* Henfield Properties Limited	10,000	1	—	60
	* Ranki Development Limited	2	1	—	100
	* Shellson International Limited	100	1	—	75
(G)	**DEPARTMENT STORE OPERATION**				
	Citistore Limited	2	1	—	100
(H)	**HOTEL AND SERVICE APARTMENT MANAGEMENT AND OPERATION**				
	Gold Eagle Management Limited	2	1	—	100
	* Hector Investment Limited	1,000	100	100	—
	Henderson Hotel Management Limited	2	1	—	100
	Newton Hotel Hong Kong Limited	2	1	—	100
	Newton Hotel Kowloon Limited	2	1	—	100
	Newton Inn (North Point) Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(I) PROFESSIONAL SERVICE AND OTHERS				
* Henderson Club Limited	2	1	100	—
Megastrength Security Services Company Limited	10,000	1	—	100
Megastrength Security Services Company Limited	400+++	1	—	25
(J) MANAGEMENT AND AGENCY SERVICES				
* Henderson (China) Real Estate Agency Limited	2	1	—	100
Henderson Property Agency Limited	200,000	1	—	100
* Henderson Real Estate Agency Limited	2	100	100	—
(K) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
* Benson Industries Limited	2	1	—	100

	Issued/contributed registered capital	% of equity interest held by	
		HLD	Subsidiaries
(ii) Established and operates in the PRC			
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	49
Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	39
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	39
Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	70
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	70

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(L) INFORMATION TECHNOLOGY				
* Jensome Technology Limited	2	1	—	100
* Future Home Limited	2	1	—	100
* Henderson Data Centre Limited	2	1	—	100
* iCare.com Limited	2	1	—	100

* Companies audited by KPMG
** Non-voting deferred shares
+ A Shares
++ B Shares
+++ Preference Shares

The company name in English is a direct translation of its registered name in Chinese.
@ These represent the profit sharing percentage in the respective subsidiaries.
¥ Sino-Foreign Equity Joint Venture Enterprise.
^ Sino-Foreign Co-operative Joint Venture Enterprise.
~ Wholly Foreign-Owned Enterprise.

The above list gives the principal subsidiaries of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

PRINCIPAL ASSOCIATES

at 30 June 2005

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	HLD	Subsidiaries	Principal activities
Listed			
Hong Kong China Gas	—	37.15	Town gas supply
Hong Kong Ferry	—	31.33	Property development and investment
Miramar	—	44.21	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. (established and operates in the PRC)	—	49	Property development
Shinning Worldwide Limited (incorporated and operates in the British Virgin Islands)	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding
2OK Company Limited	—	50	Finance

The above list gives the principal associates of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

PRINCIPAL JOINTLY CONTROLLED ENTITIES
at 30 June 2005

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	HLD	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre (established and operates in the PRC)	—	50	Retailing
Billion Ventures Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Karnold Way Limited	—	24.59	Finance
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Urban-WellBorn Property Management Limited	—	50	Property management
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

3. SHARE CAPITAL

The authorised and issued share capital of HLD as at the Latest Practicable Date were as follows:

	Number of HLD Shares	Nominal value
	'000	*HK$'000*
Authorised	2,600,000	5,200,000
Issued and fully paid	1,814,580	3,629,160

There was no movement in the share capital of HLD for the period between 30 June 2005 and the Latest Practicable Date.

Each of the HLD Shares ranks *pari passu* in all respects, including dividends, voting and capital.

As at the Latest Practicable Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

Apart from the HLD Shares and the HLD Convertible Notes, HLD does not have any warrants, options, convertible securities or other securities in issue. None of the unissued HLD Shares or loan capital of HLD is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued HLD Shares or loan capital of HLD under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HLD Group had outstanding borrowings of approximately HK$19,569 million, comprising bank loans of approximately HK$17,198 million, bank overdrafts of approximately HK$109 million, the HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 remained outstanding, obligations under finance leases of approximately HK$1 million and other borrowings due to a fellow subsidiary of HLD of HK$2,072 million. The HLD Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HLD Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

The HLD Group had contingent liabilities as at 31 October 2005 in respect of guarantees given to financial institutions on behalf of purchasers of flats and guarantees given to banks to secure banking facilities of associate and jointly controlled entity in the amount of HK$147 million and HK$2,058 million respectively. In addition, there were contingent liabilities in respect of performance bonds for the due and proper performance of certain subsidiaries' obligations amounting to HK$73 million.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HLD Group, the HLD Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005. The HLD Directors have confirmed that there has been no material changes in HLD's indebtedness and contingent liability positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the HLD Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the HLD Group were made up.

6. STATEMENT OF HLD ADJUSTED NTAV

Set out below is a statement of the HLD Adjusted NTAV, which was arrived at based on the HLD NTAV and adjusted as follows:

	HK$'000
HLD NTAV as at 30 June 2005 *(Note 1)*	65,851,572
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HLD Group as at 31 October 2005 *(Notes 2 and 3)*, net of tax adjustments *(Note 4)*	23,634,634
Attributable net unrealised loss on investments in securities as at 31 October 2005	(2,802)
Gain on privatisation of Henderson China Holdings Limited	777,595
Attributable provision for privatisation of Henderson Cyber	(122,548)
Final dividend of HK$0.60 per HLD Share paid on 6 December 2005	(1,088,748)
Excess of market value of the listed associates attributable to the HLD Group over its share of interest in such listed associates as at 31 October 2005 *(Note 5)*	14,999,417
HLD Adjusted NTAV	104,049,120

	HK$
HLD Adjusted NTAV per HLD Share (based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date)	57.34

Notes:

(1) The HLD NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$66,698,980,000 as stated in the annual report of the HLD Group for the year ended 30 June 2005 and taking into account the minority interest in the goodwill of HK$305,802,000.

(2) DTZ in accordance with the requirement of Rule 11.1(f) of the Takeovers Code has performed valuations of all the property interests held by the HLD Group and the associated companies in which the HLD Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of these associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately

HK$23,281,731,000 is arrived at after deducting (i) the carrying value of the investment properties as recorded in the books of the HLD Group as at 30 June 2005; (ii) the carrying value of the properties held for development, the properties under development and the completed properties for sale as recorded in the books of the HLD Group as at 31 October 2005; and (iii) the minority interest in the net surplus.

According to DTZ's property valuation report set out in Appendix III to this document, certain HLD Group's property interests (i.e. property interests nos. 237, 242, 243, 244, 248, 255 and 260) in the report have no commercial value as the respective Certificates for the Use of State-owned Land have not been obtained up to 31 October 2005. DTZ performed valuations on such properties on the assumption that the Certificates for the Use of State-owned Land have been obtained. A net surplus of approximately HK$997,000, which has been taken into account in the above statement, is arrived at after deducting the carrying values of such properties as recorded in the books of the HLD Group as at 31 October 2005.

Your attention is drawn to the property valuation report of DTZ which is set out in Appendix III to this document.

(3) The following property interests, all being interests held by the Hong Kong China Gas Group, have not been included in the property valuation report prepared by DTZ:

			Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 *HK$ million*
(a)	Description of property interests in Hong Kong		
	Tenancies		
	Pressure Reduction Stations/Pigging Stations		Nil
	Customer Centres		Nil
	Others (including works, storage and gas main pipeline laying, valve house etc)		Nil
	Private Treaty Grants		
	Pressure Reduction Stations/Pigging Stations		115.6
	Gas Holder		14.0
	Tunnel Portals		18.7
		Sub-Total:	148.3
(b)	Description of property interests in the PRC		
	Water Works Plants and Gas Production Plants		282.8
	Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
	Offices		38.6
	Customer Centres and Others		20.2
		Sub-Total:	354.0
		Total:	502.3

The HLD Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HLD Adjusted NTAV of approximately HK$104,049.1 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) *This represents the reversal of the deferred tax liabilities of HK$4,040,859,000 attributable to the HLD Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$3,687,956,000 attributable to the HLD Group if the property interests of the HLD Group were to be sold at the revalued amount.*

(5) *The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.*

(6) *This statement of HLD Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") both of which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HLD Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HLD Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HLD Adjusted NTAV. Therefore, the HLD Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HLD Adjusted NTAV.*

The following is the letter and summary of valuations extracted from the property valuation report, prepared for the purpose of inclusion in this document in connection with DTZ's valuations of the property interests of HLD and its subsidiaries (including HIL and its subsidiaries) and the associated companies of HLD and HIL in Hong Kong, the PRC and the United States of America as at 31 October 2005, setting out the basis of its valuations:


DTZ Debenham Tie Leung
戴德梁行
International Property Advisers
National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

22 December 2005

The Directors
Henderson Land Development Company Limited
76th Floor, Two International Finance Centre
8 Finance Street
Central
Hong Kong

The Directors
Henderson Investment Limited
76th Floor, Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property interests which are held by Henderson Land Development Company Limited ("HLD"), its subsidiaries and its associated companies (hereinafter together referred to as the "HLD Group") and Henderson Investment Limited ("HIL"), its subsidiaries and its associated companies (hereinafter together referred to as the "HIL Group") in Hong Kong, the People's Republic of China (the "PRC") and the United States of America (the "USA") as set out in the attached Summary of Valuations, we confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such property interests as at 31 October 2005 (the "date of valuation").

In valuing the property interests, we have complied with the requirements set out in Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Valuation Standards on Properties issued by the Hong Kong Institutes of Surveyors.

Our valuation of each property interest represents its market value which, in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation of each property interest excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuation of each of the property interests in Sub-section 2 of Section A, Sub-sections 1.2, 2.2 and 4.2 of Section B all of which are situated in the PRC, we have assumed that transferable land use rights in respect of each of the property interests for its specific term at nominal annual land use fees have been granted and that any premium payable has already been fully paid. We have relied on the advice given by the HLD Group and the HIL Group and their legal adviser, Commerce & Finance Law Offices, on PRC Law regarding the title to each of the property interests and the interests of HLD and HIL in each of the property interests. We have, with reference to the PRC legal opinion, prepared our valuations on the bases that HLD and HIL have enforceable title to each of the property interests and have free and uninterrupted rights to use, occupy or assign each of the property interests for the whole of the unexpired term as granted.

The tax liabilities for disposal of property interests comprise profits tax for property interests in Hong Kong; sale tax, stamp duty, land appreciation tax and enterprise profit tax (if any) for property interests in the PRC; and federal income tax and state income tax for property interests in the USA. The HLD Group and the HIL Group advise that (i) in the case of property interests in Sub-sections 1.1 and 2.1 of Section (A), property interests in Sub-sections 1.1.1, 2.3.1, 3.1.1, and 4.1.1 of Section (B) and property interests nos. 238 and 240 of Sub-section 2.3 of Section (A), respective potential tax liabilities attributable to the HLD Group and the HIL Group estimated to be approximately HK$1,358.3 million and HK$388.1 million respectively would arise if such properties were to be sold at the amount of the valuations; (ii) for other property interests in the property valuation, potential tax liabilities attributable to the HLD Group and the HIL Group estimated to be approximately HK$2,433.8 million and HK$256.9 million respectively would arise if such properties were to be sold at the amount of the valuations. Depending on the then sale status, there is likelihood of such liability referred to in (i) above being crystallised, since property interests in Sub-sections 1.1 and 2.1 of Section (A) and Sub-sections 1.1.1, 2.3.1, 3.1.1 and 4.1.1 of Section (B) are held for sale; property interests nos. 238 and 240 of Sub-section 2.3 of Section (A) were contracted to be sold; and of such liabilities, respective amounts of approximately HK$74.1 million and HK$60.1 million will be set off by the tax losses of certain subsidiaries of the HLD Group and the HIL Group brought forward from prior periods. For property interests referred to in (ii) above, there is less likelihood of such liability referred to in (ii) above crystallising as both the HLD Group and the HIL Group have no plan yet for the disposal of such property interests. The above amounts are for indicative purposes and are calculated based on prevailing rules and information available as at the Latest Practicable Date.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

In valuing the property interests situated in Hong Kong the Government Leases of which expired before 30 June 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance such leases have been extended without premium until 30 June 2047 and that rents of three per cent. of the rateable value are charged per annum from the date of extension.

We have valued the property interests by direct comparison method by making reference to comparable sales evidence as available in the relevant market, or where appropriate by investment method by capitalizing the net incomes shown on the schedules provided to us by the HLD Group and the HIL Group with due provisions for reversionary income potential.

Property interests in Sub-sections 1.6 and 2.6 of Section A and Sub-sections 1.1.6, 2.1.3, 2.2.3, 3.1.5 and 4.1.4 of Section B all of which are leased to the HLD Group and the HIL Group in Hong Kong and the PRC are considered to have no commercial value due mainly to the prohibitions against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

We have relied to a very considerable extent on the information given by the HLD Group and the HIL Group and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, floor areas, number of parking spaces, identification of property interest, interest attributable to HLD and HIL and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the HLD Group and the HIL Group and are therefore only approximations. No on-site measurement has been carried out.

We have not been provided with copies of the title documents relating to the property interests but have caused searches to be made at the appropriate Land Registries in respect of the property interests in Hong Kong and the USA. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximations.

We have, wherever possible, inspected the exterior of the property interests. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report whether the property interests are free of rot, infestation or any other structural defects. No test was carried out on any of the services.

We have not carried out any soil or site investigation. In undertaking our valuations, we have assumed that the property interests are suitable for the development and no extraordinary costs or delays will be incurred during construction.

Unless otherwise stated, all monetary amounts stated in our valuations are in Hong Kong dollars. The exchange rates adopted in our valuations are HK$1=RMB1.04 and US$1=HK$7.8 both of which were approximately the prevailing exchange rate as at the date of valuation.

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K.B. Wong
Registered Professional Surveyor
(General Practice Division)
China Real Estate Appraiser
M.R.I.C.S., M.H.K.I.S.
Director

Note: Mr. K.B. Wong is a Registered Professional Surveyor who has over 20 years' experience in the valuation of properties in Hong Kong, the PRC and the USA.

SUMMARY OF VALUATIONS

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
(A)	**HLD**					
1.	**Property interests in Hong Kong**					
1.1	***Held for sale***					
1.	2nd Floor and Roof, Lot No. 508 in Demarcation District No. 186, Dao Fung Shan, Shatin, New Territories	1,300	—	—	100	1,300
2.	1st Floor, Lot No. 176 in Demarcation District No. 27, Sha Lan Villas, Tai Po, New Territories	2,000	—	—	100	2,000
3.	Various parking spaces at Bay View Garden, 2 Wing Ting Road, Ngau Chi Wan, Kowloon	2,800	—	—	100	2,800
4.	Various units at Brilliant Garden, 250 Castle Peak Road San Hui, Tuen Mun, New Territories	29,000	—	—	100	29,000
5.	Various units at Beautiful Garden, 11 Chui Lok Street, Tai Po, New Territories	8,400	—	—	100	8,400
6.	Various units at Boss Commercial Centre, 28 Ferry Street, Yaumatei, Kowloon	5,590	—	—	100	5,590
7.	Various units at Cheong Sing Building, 3 Wang Fat Path, Yuen Long, New Territories	390	—	—	100	390
8.	Office No. 1 on 5th Floor, Carnival Commercial Building, 18 Java Road, North Point, Hong Kong	1,050	—	—	100	1,050

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
9.	Shop on Ground Floor, Charmview Court, 73 Pokfulam Road, Pokfulam, Hong Kong	1,300	—	—	100	1,300
10.	Various units and parking spaces at Casa Marina I, 28 Lo Fai Road and Casa Marina II, 1 Lo Ping Road, Tai Po, New Territories	492,540	—	—	100	492,540
11.	Various units at City Regalia, 198 Yee Kuk Street, Shamshuipo, Kowloon	18,900	—	—	100	18,900
12.	Various units at Dragon Court, 28 Caine Road, Mid-Levels, Hong Kong	15,000	—	—	100	15,000
13.	Flat D on 27/F, Block 5 and various parking spaces at Dawning Views, 23 Yat Ming Road, Fanling, New Territories	20,150	—	—	100	20,150
14.	House C including its External Walls together with Back Garden and Covered Car Port at 9 Durham Road, Kowloon Tong, Kowloon	68,000	—	—	100	68,000
15.	Shop No. 20 on Ground Floor at Elgar Mansion, 41-43 Fort Street, North Point, Hong Kong	325	—	—	100	325
16.	Various parking spaces at Evergreen Place, 18 Ma Fung Ling Road, Yuen Long, New Territories	3,600	—	—	60	2,160
17.	Various parking spaces at Fair Way Garden, 3-7 Liberty Avenue and 7-7B Peace Avenue, Mongkok, Kowloon	2,600	—	—	100	2,600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
18.	Various domestic and shop units at Finery Park, 7 Yuk Nga Lane, Tseung Kwan O, New Territories	139,500	—	—	100	139,500
19.	Shops 1 and 8 on Ground Floor, Fu Wing Mansion, 138 Jockey Club Road, Sheung Shui, New Territories	2,100	—	—	100	2,100
20.	Various parking spaces at Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	9,240	—	—	60	5,544
21.	Interest attributable to HLD in various units at Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	52,700	—	—	100	52,700
22.	Various units at Fu Yan Court, 23 Sai Wan Ho Street, Sai Wan Ho, Hong Kong	24,200	—	—	100	24,200
23.	Various parking spaces at Garden Rivera, 20-30 Tai Chung Kiu Road, Shatin, New Territories	4,900	—	—	100	4,900
24.	Various units at Gold Way Industrial Centre, 16-20 Wing Kin Road, Kwai Chung, New Territories	3,350	—	—	100	3,350
25.	Various parking spaces at Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	4,000	—	—	100	4,000
26.	Various parking spaces at Green Leaves Garden, 15-17 Yuen Chau Kok Road, Shatin, New Territories	6,800	—	—	100	6,800
27.	Various parking spaces at Greenview Garden, 1-3 Chui Tin Street, Shatin, New Territories	600	—	—	100	600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
28.	Kindergarten on Level 2 and Parking Space No.16 on Level 3, Greenland Garden, 15 Shek Pai Tau Road, Tuen Mun, New Territories	15,980	—	—	100	15,980
29.	Various parking spaces at Garden Vista, 11-13 On King Street, Shatin, New Territories	2,340	—	—	100	2,340
30.	Commercial House and Roof at Greenery Crest, 33 Cheung Shek Road, Cheung Chau	7,330	—	—	70	5,131
31.	Various parking spaces at Granville Garden, 18 Pak Tin Street, Tai Wai, Shatin, New Territories	1,800	—	—	100	1,800
32.	Various units at Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories	7,000	—	—	100	7,000
33.	Various units at Hop Yick Commercial Centre, 33 Hop Choi Street, Yuen Long, New Territories	16,500	—	—	100	16,500
34.	Workshop Unit E on 2nd Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	1,860	—	—	100	1,860
35.	Various units at Hip Kwan Commercial Building, 55-59 Portland Street and 34-38 Pitt Street, Yaumatei, Kowloon	10,620	—	—	100	10,620
36.	Flat A on 4th Floor at Hang Yue Court, 8 Pitt Street, Yaumatei, Kowloon	1,640	—	—	100	1,640
37.	Unit 10 on 15th Floor at Hang Bong Commercial Centre, 28 Shanghai Street, Tsimshatsui, Kowloon	513	—	—	100	513

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
38.	Various units and parking spaces at Block B of Hop Yick Plaza, 2-38 Mau Tan Street, 16-20 Hop Choi Street, 23-27 Tai Tong Road and 1-49 Yuen Long New Street, Yuen Long, New Territories	164,300	—	—	50	82,150
39.	Flat 3 on 3rd floor at Block C and various parking spaces at Imperial Court, 62G Conduit Road, Mid-Levels, Hong Kong	9,130	—	—	100	9,130
40.	Various units at Imperial Terrace, 356 Queen's Road West, Sai Ying Pun, Hong Kong	33,770	—	—	100	33,770
41.	Shop 22E on Level 2 and Shop 2A on Level 1 at Jade Plaza, 3 On Chee Road, Tai Po, New Territories	454	—	—	100	454
42.	Unit 2 on 4th Floor, Unit 5 on 1st Floor and Unit 2 on 3rd Floor at Keybond Commercial Building, 38 Ferry Street, Yaumatei, Kowloon	2,460	—	—	100	2,460
43.	Unit 8 on 3rd Floor at Kwong Wah Plaza, 11 Tai Tong Road, Yuen Long, New Territories	1,600	—	—	100	1,600
44.	Unit 6 on 2nd Floor at Blocks C and D of Lai Kwan Court, 438 Castle Peak Road, Sham Shui Po, Kowloon	600	—	—	100	600
45.	Various shop units on Ground Floor at Lagoon Court, 18 Plover Cove Road, Tai Po, New Territories	25,000	—	—	100	25,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
46.	Various parking spaces at La Cité Noble, 1 Ngan O Road, Tseung Kwan O, New Territories	41,460	—	—	100	41,460
47.	Various parking spaces at Manhattan Plaza, 23 Sai Ching Street, Yuen Long, New Territories	13,850	—	—	100	13,850
48.	Shop 2 on Ground Floor at Mega Building, 1-11 Maidstone Road, Tokwawan, Kowloon	1,500	—	—	100	1,500
49.	Various parking spaces at The Metropolis (Metro City Phase III), 8 Mau Yip Road, Tseung Kwan O, New Territories	69,120	—	—	100	69,120
50.	Various units and parking spaces at Metro City Phase II, 8 Yan King Road, Tseung Kwan O, New Territories	186,600	—	—	100	186,600
51.	Various units and parking spaces at Metropolitan Rise, 28 Ma Tau Kok Road, Tokwawan, Kowloon	207,800	—	—	80	166,240
52.	Interest attributable to HLD in various units and parking spaces at Phases I and II of Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	453,200	—	—	100	453,200
53.	Various units and a parking space on 3rd Floor at New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	4,670	—	—	100	4,670

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
54.	Various units, parking spaces and a loading & unloading space at Newton Harbour View, 2 Shau Kei Wan Main Street East, Shau Kei Wan, Hong Kong	37,180	—	—	100	37,180
55.	Various units and parking spaces, Plover Cove Garden, 3 Plover Cove Road, Tai Po, New Territories	101,020	—	—	100	101,020
56.	Various parking spaces at Park View Garden, 8 Pik Tin Street, Shatin, New Territories	5,250	—	—	90	4,725
57.	Shop No. 20 on Ground Floor, Po Yuen Mansion, 28 Bulkeley Street, Hunghom, Kowloon	220	—	—	100	220
58.	Shops 4 and 7 on 1st Floor, Prosper Centre, 29 Sau Fu Street, Yuen Long, New Territories	2,200	—	—	100	2,200
59.	Various units at Progress Commercial Building, 7-17 Irving Street, Causeway Bay, Hong Kong	92,100	—	—	100	92,100
60.	Various units and parking spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	344,700	—	—	62.99	217,127
61.	Various parking spaces at Parkland Villas, 1 Tuen On Lane, Tuen Mun, New Territories	30,590	—	—	75.01	22,946
62.	Various units and parking spaces at Park Central, 9 Tong Tak Street, Tseung Kwan O, New Territories	210,000	—	—	24.59	51,639
63.	Various units at Paradise Square, 3 Kwong Wa Street, Mongkok, Kowloon	233,000	—	—	100	233,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
64.	Various units and parking spaces at Royal Terrace, 933 King's Road, North Point, Hong Kong	210,100	—	—	100	210,100
65.	Car Parking Spaces Nos. 14 and 15 on Ground Floor, Shun Fat Industrial Building, 17 Wang Hoi Road, Kowloon Bay, Kowloon	700	—	—	55	385
66.	Carpark No. 18 on Car Park 1st Floor at Skylight Tower, 64 Bonham Road, Mid-Levels, Hong Kong	400	—	—	100	400
67.	Shop 7 on Ground Floor, including the toilet appertaining thereto, Siu Kwan Mansion, 120 Old Main Street, Aberdeen, Aberdeen, Hong Kong	3,500	—	—	100	3,500
68.	Various parking spaces at St. Louis Mansion, 20-22 MacDonnell Road, Mid-Levels, Hong Kong	2,500	—	—	100	2,500
69.	Interest attributable to HLD in various parking spaces and a unit at Blocks A-H and J-M Sunshine City, 18 & 22 On Shing Street, Ma On Shan, Shatin, New Territories	29,800	—	—	100	29,800
70.	Units A, B and C on 8th Floor, Sun Fai Commercial Centre, 576 Reclamation Street, Mongkok, Kowloon	2,100	—	—	100	2,100
71.	Interest attributable to HLD in various units at Supernova Stand, 28 Mercury Street, North Point, Hong Kong	20,800	—	—	100	20,800
72.	Various units and parking spaces at Phases I, II, III and IV of Sereno Verde, 99 Tai Tong Road, Yuen Long, New Territories	31,200	—	—	44	13,728

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
73.	Various units at Scenic Horizon, 250 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	330,000	—	—	18.13	59,829
74.	Various units and parking spaces at Splendid Place, 39 Taikoo Shing Road, Quarry Bay, Hong Kong	96,990	—	—	75	72,743
75.	Various parking spaces at Fortune Gardens, 11 Seymour Road, Mid-Levels, Hong Kong	2,450	—	—	100	2,450
76.	Various parking spaces at The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	4,940	—	—	100	4,940
77.	Shops 1 and 2 on Ground Floor, Tsui On Court, 71 Pokfulam Road, Sai Ying Pun, Hong Kong	9,200	—	—	100	9,200
78.	Shops 3 and 4 on 1st Floor, Top Jade Mansion, 608 Canton Road, Yaumatei, Kowloon	810	—	—	100	810
79.	Various parking spaces at The Gracedale, 23 Yuk Sau Street, Happy Valley, Hong Kong	5,400	—	—	100	5,400
80.	Various units at The City Culture, 38A Ko Shan Road, Hunghom, Kowloon	10,000	—	—	100	10,000
81.	Portion of sea view villas (Phase I) held by HLD for sale, Area 63, Tai Po Town Lot No. 161, Tai Po, New Territories	1,949,400	—	—	90.1	1,756,409
82.	Various parking spaces at Valiant Park, 52 Conduit Road, Mid-Levels, Hong Kong	6,400	—	—	100	6,400

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
83.	Various parking spaces at Vantage Park, 22 Conduit Road, Mid-Levels, Hong Kong	31,200	—	—	100	31,200
84.	Various units at Winning Commercial Building, 46-48 Hillwood Road, Tsimshatsui, Kowloon	13,200	—	—	100	13,200
85.	Various parking spaces at Wing Fat Industrial Building, 12 Wang Tai Road, Kowloon Bay, Kowloon	900	—	—	100	900
86.	Workshop 9 on 3rd Floor at Wing Hing Industrial Building, 83-93 Chai Wan Kok Street, Tsuen Wan, New Territories	1,200	—	—	100	1,200
87.	Unit 4 on 3rd Floor, Wellborne Commercial Centre, 8 Java Road, North Point, Hong Kong	600	—	—	100	600
88.	Shops C and D on Ground Floor, Windsor Court, 2A-B Castle Road, Mid-Levels, Hong Kong	2,900	—	—	100	2,900
89.	Various parking spaces at Wing Fung Industrial Building, 40-50 Sha Tsui Road, Tsuen Wan, New Territories	400	—	—	100	400
90.	Flat B on 6th Floor and various parking spaces at Winsome Park, 42 Conduit Road, Mid-Levels, Hong Kong	23,200	—	—	85	19,720
91.	Shop 1A on Ground Floor, Welland Plaza, 188 Nam Cheong Street, Shamshuipo, Kowloon	285	—	—	100	285
92.	Various units at Wealth House, 108 Castle Peak Road, Shamshuipo, Kowloon	21,600	—	—	100	21,600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	HK$('000)	%	HK$('000)
93.	Car Parking Space No. 16 on Ground Floor, Yuen Fat Industrial Building, 25 Wang Chiu Road, Kowloon Bay, Kowloon	350	—	—	100	350
94.	Various parking spaces at Yee Fung Garden, 38 Ma Tin Road, Yuen Long, New Territories	600	—	—	100	600
95.	Various residential units and parking spaces at The Sherwood, 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, New Territories	2,546,200	—	—	100	2,546,200
96.	Various units and parking spaces at 50 Tan Kwai Tsuen, Yuen Long, New Territories	154,600	—	—	100	154,600
97.	Car Parking Space No. 6 on Lower Ground Level 2 at Casa Bella, 117 Caine Road, Mid-Levels, Hong Kong	400	—	—	50	200
98.	Various units and parking spaces at Grand Promenade, 38 Tai Hong Street, Sai Wan Ho, Hong Kong	5,503,000	—	—	50	2,751,500
99.	Various houses, units and parking spaces at King's Park Hill, King's Park Hill Road, Homantin, Kowloon	918,000	—	—	50	459,000
100.	Various units and parking spaces at Blocks 1 and 2 of Royal Green, 18 Ching Hiu Road, Sheung Shui, New Territories	584,000	—	—	45	262,800
101.	Shops 5 to 8 on 6th Floor, Universal Trade Centre, 3 Arbuthnot Road, Central, Hong Kong	10,000	—	—	50	5,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
102.	Commercial Accommodation and Kindergarten and various parking spaces at Aegean Coast, 2 Kwun Tsing Road, Tuen Mun, New Territories	60,000	—	—	25	15,000
103.	Various units and parking spaces at Royal Peninsula, 8 Hung Lai Road, Hunghom, Kowloon	455,200	—	—	50	227,600
104.	Various parking spaces at Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong	1,300	—	—	40.75	530
105.	Car Parking Space Nos. 1 and 39 on 2nd Car Port Floor, Greenfield Terrace, 26 Ho Man Tin Hill Road, Homantin, Kowloon	500	—	—	100	500
1.2	***Held under development***					
106.	165-167 Wai Yip Street and 66 How Ming Street, Kwun Tong, Kowloon *(Note (1))*	315,000	—	—	100	315,000
107.	223-231 Wai Yip Street and 39 King Yip Street, Kwun Tong, Kowloon *(Note (1))*	2,237,000	—	—	88.503	1,979,812
108.	Sea view villas (Phase III), Tai Po Town Lot No. 161, Tai Po, New Territories *(Note (1))*	2,920,000	—	—	90.1	2,630,920
109.	Royal Green Phase II, 18 Ching Hiu Road, Fanling Sheung Shui Town Lot No. 189, Fanling, New Territories	635,000	—	—	45	285,750
110.	1 High Street and 5 Hospital Road, Mid-Levels, Hong Kong	485,000	—	—	100	485,000
111.	CentreStage, 108 Hollywood Road and 1-17 Bridges Street, Sheung Wan, Hong Kong	2,600,000	—	—	100	2,600,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
112.	The interest attributable to HLD in the Remaining Portion of Kowloon Marine Lot No. 102, Tokwawan, Kowloon	1,291,140	—	—	100	1,291,140
113.	11 and 12 Headland Road, Island South, Hong Kong	490,000	—	—	44.42	217,658
1.3	***Held for future development***					
114.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	4,000	—	—	100	4,000
115.	A domestic unit in Seymour Road, Mid-Levels, Hong Kong	2,500	—	—	100	2,500
116.	A building in Seymour Terrace, Mid-Levels, Hong Kong	32,000	—	—	100	32,000
117.	Interest attributable to HLD in Kennedy Road, Mid-Levels, Hong Kong	38,154	—	—	100	38,154
118.	Various shops and domestic units in D'Aguilar Street, Central, Hong Kong	80,000	—	—	50	40,000
119.	A building in Johnston Road, Wanchai, Hong Kong	33,000	—	—	100	33,000
120.	A tenement building in Stewart Road, Wanchai, Hong Kong	28,000	—	—	50	14,000
121.	Various domestic units and parking spaces in Moreton Terrace, Causeway Bay, Hong Kong	22,500	—	—	100	22,500
122.	Various units in Wang Fung Terrace, Tai Hang, Hong Kong	10,000	—	—	100	10,000
123.	Various shop and domestic units in King's Road, North Point, Hong Kong	15,000	—	—	100	15,000
124.	Workshop Nos. 6 and 7 on 1st Floor, Hong Kong (Chai Wan) Industrial Building, 26 Lee Chung Street, Chai Wan, Hong Kong	600	—	—	100	600
125.	Various units in Hillwood Road, Tsimshatsui, Kowloon	27,200	—	—	100	27,200

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
126.	Two buildings in Ferry Street, Yaumatei, Kowloon	10,000	—	—	100	10,000
127.	A building in Nathan Road, Yaumatei, Kowloon	67,000	—	—	70	46,900
128.	Various shops in Nathan Road, Yaumatei, Kowloon	75,000	—	—	100	75,000
129.	Various units in Nathan Road, Mongkok, Kowloon	8,500	—	—	100	8,500
130.	Two buildings in Pei Ho Street, Shamshuipo, Kowloon	10,000	—	—	100	10,000
131.	A building in Fuk Wing Street, Cheung Sha Wan, Kowloon	8,500	—	—	100	8,500
132.	A unit in Wing Hong Street, Cheung Sha Wan, Kowloon	1,300	—	—	100	1,300
133.	A unit in Peace Avenue, Mongkok, Kowloon	2,600	—	—	100	2,600
134.	Two shops in Hung Fook Street, Tokwawan, Kowloon	5,000	—	—	100	5,000
135.	4th, 6th, 7th, 8th and 9th Floors, Parking Space Nos. 1, 2, 7, 9 and 10 on Ground Floor Level, Shing King Industrial Building, 206-208 Choi Hung Road, 9-11 Ng Fong Street, San Po Kong, Kowloon	25,000	—	—	100	25,000
136.	A unit in Hoi Bun Road, Kwun Tong, Kowloon	11,000	—	—	100	11,000
137.	Various units in Chung On Street, Tsuen Wan, New Territories	5,500	—	—	100	5,500
138.	A domestic unit in Ting Kok Road, Tai Po, New Territories	750	—	—	100	750
139.	590-600 Canton Road, Yaumatei, Kowloon	110,000	—	—	100	110,000
140.	A domestic unit and a parking space in Conduit Road, Mid-Levels, Hong Kong	7,500	—	—	100	7,500
141.	19-21 Wong Chuk Hang Road, Aberdeen, Hong Kong	160,000	—	—	50	80,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
142.	45-47 Pottinger Street, 1-5 Tun Wo Lane and 4-7 Ezra's Lane, Central, Hong Kong	520,000	—	—	19.1	99,320
143.	A vacant site in Temple Street, Yaumatei, Kowloon	10,000	—	—	100	10,000
144.	33 Lai Chi Kok Road, Mongkok, Kowloon	370,000	—	—	100	370,000
145.	88 and 92 King Lam Street and 59 and 61 Wing Hong Street, Cheung Sha Wan, Kowloon *(Note (1))*	227,000	—	—	100	227,000
146.	712 Prince Edward Road East and 112 King Fuk Street, San Po Kong, Kowloon *(Note (1))*	340,000	—	—	100	340,000
147.	9-11 Sheung Hei Street, San Po Kong, Kowloon *(Note (1))*	200,000	—	—	100	200,000
148.	1 Tai Yau Street, San Po Kong, Kowloon *(Note (1))*	180,000	—	—	70	126,000
149.	52 Hung To Road, Kwun Tong, Kowloon *(Note (1))*	105,000	—	—	100	105,000
150.	78 Hung To Road, Kwun Tong, Kowloon *(Note (1))*	96,000	—	—	100	96,000
151.	Fanling Sheung Shui Town Lot No. 229, Fanling, New Territories	505,000	—	—	100	505,000
152.	Lot No. 1740 in Demarcation District No. 122, Tong Yan San Tsuen, Ping Shan, New Territories	139,000	—	—	100	139,000
153.	A vacant site in Lugard Road, The Peak, Hong Kong	240,000	—	—	100	240,000
154.	Interest attributable to HLD in Yau Tong Marine Lot Nos. 6, 7, 23 and 24 and the Extensions thereto, Yau Tong Marine Lot Nos. 8, 9, 10, 11 and 38, Yau Tong, Kowloon	530,200	—	—	100	530,200

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
155.	Interest attributable to HLD in various agricultural and building lots in Yuen Long, New Territories	5,843,000	—	—	100	5,843,000
156.	Interest attributable to HLD in various agricultural and building lots in Tai Po, New Territories	513,300	—	—	100	513,300
157.	Interest attributable to HLD in various agricultural and building lots in Tuen Mun, New Territories	1,067,900	—	—	100	1,067,900
158.	Interest attributable to HLD in various agricultural and building lots in North District and Sai Kung, New Territories	1,803,400	—	—	100	1,803,400
159.	Interest attributable to HLD in various agricultural and building lots in Sha Tin, New Territories	1,068,200	—	—	100	1,068,200
1.4	***Held for investment***					
160.	On Loong Commercial Building (Except Office No. 1 on 6th Floor and Office Nos. 1 and 2 on 21st Floor), 276-278 Lockhart Road, Wanchai, Hong Kong *(Note (1))*	103,000	—	—	100	103,000
161.	Golden Centre, 188 Des Voeux Road Central, Sheung Wan, Hong Kong *(Note (1))*	919,000	—	—	100	919,000
162.	Shopping Arcade including 37 Car Parking Spaces and 14 Lorry Parking Spaces, Citimall, 36-46 Tai Tong Road, 1 Kau Yuk Road, Yuen Long, New Territories *(Note (1))*	1,076,000	—	—	100	1,076,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
163.	Commercial Development on Ground, 1st, 2nd and 3rd Floors, 40 Car Parking Spaces on Basement 1 and 48 Car Parking Spaces and 16 Lorry Parking Spaces on Basement 2, Skyline Plaza, 88 Tai Ho Road, Tsuen Wan, New Territories *(Note (1))*	394,000	—	—	100	394,000
164.	All shops on Ground Floor, Blocks A and B, Sunshine City, 18 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	75,000	—	—	100	75,000
165.	All the shops, Blocks C and D, Sunshine City, 22 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	86,000	—	—	50	43,000
166.	Commercial Development and Communal Areas and 186 Car Parking Spaces, Blocks N, P, Q and R, Sunshine City, 8 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	380,000	—	—	100	380,000
167.	Shopping Arcade (including 2 cinemas and wet market), Car Parking Spaces and Lorry Parking Spaces, Blocks E-H and J-M, Sunshine City, 18 On Luk Road, Ma On Shan, Shatin, New Territories *(Note (1))*	3,723,000	—	—	100 for Car Parks 97.933 for Remainder	3,650,448
168.	Shopping Arcade and 87 Car Parking Spaces, Shatin Plaza, 21-27 Shatin Centre Street, Shatin, New Territories *(Note (1))*	2,670,000	—	—	77.55	2,070,585
169.	ING Tower (formerly known as Aetna Tower), 308 Des Voeux Road Central, Sheung Wan, Hong Kong *(Note (1))*	1,349,000	—	—	100	1,349,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
170.	Joseph Yen Industrial Building (including private car parking spaces and lorry parking spaces), 24 Lee Chung Street, Chai Wan, Hong Kong *(Note (1))*	56,000	—	—	100	56,000
171.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note (1))*	675,100	—	—	76.96	519,557
172.	Shops on Ground, 1st, 2nd and 3rd Floors of Commercial Development, (excluding Shop Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shop Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and the previous Food Plaza on 2nd Floor), Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	1,000,000	—	—	100	1,000,000
173.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	25,000	—	—	74	18,500
174.	All Shops and Food Plaza on Ground Floor and 2 Restaurants on First Floors, Manhattan Plaza, 23 Sai Ching Street, Yuen Long, New Territories *(Note (1))*	133,000	—	—	100	133,000
175.	Commercial Development and 217 Car Parking Spaces, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories *(Note (1))*	754,200	—	—	60	452,520

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
176.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note (1))*	23,000	—	—	65.54	15,074
177.	Tsun Ning Court, 25 La Salle Road, Kowloon Tong, Kowloon *(Note (1))*	116,400	—	—	100	116,400
178.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 to 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note (1))*	145,000	—	—	64.58	93,641
179.	City Landmark I, 68 Chung On Street, Tsuen Wan, New Territories *(Note (1))*	2,440,000	—	—	74.96	1,829,024
180.	Righteous Centre, 585 Nathan Road, Mongkok, Kowloon *(Note (1))*	297,000	—	—	100	297,000
181.	Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon *(Note (1))*	288,000	—	—	100	288,000
182.	Commercial Development with 224 Car Parking Spaces and 10 Lorry Parking Spaces, Sunshine Bazaar, The Tolo Place, Sunshine City, 628 Sai Sha Road, Ma On Shan, Shatin, New Territories *(Note (1))*	389,000	—	—	100	389,000
183.	AIA Tower, 183 Electric Road, North Point, Hong Kong *(Note (1))*	2,979,000	—	—	94.56	2,816,942
184.	The whole of 4 Hennessy Road and 6 Queen's Road East (also known as Sincere Insurance Building West Wing), 2nd, 7th, 11th, 12th, 16th and 18th Floors and the Portion of the Roof of Sincere Insurance Building East Wing, 6 Hennessy Road and 8-10 Queen's Road East, Wanchai, Hong Kong *(Note (1))*	180,000	—	—	100	180,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
185.	Everglory Centre, 1B-1C Kimberley Street, Tsimshatsui, Kowloon *(Note (1))*	105,000	—	—	100	105,000
186.	Commercial Development, Dawning Views, 23 Yat Ming Road, Fanling, New Territories *(Note (1))*	258,000	—	—	100	258,000
187.	Shop Nos. 1 to 29 on Ground Floor, Shop Nos. 1 to 13 and Restaurant on 1st Floor, La Cité Noble, 1 Ngan O Road, Tseung Kwan O, New Territories *(Note (1))*	114,000	—	—	100	114,000
188.	248 Queen's Road East (formerly known as MLC Tower or CEF Life Tower), Wanchai, Hong Kong *(Note (1))*	2,098,000	—	—	17.13	359,387
189.	Dragon Centre, 79 Wing Hong Street and 108-110 King Lam Street, Cheung Sha Wan, Kowloon *(Note (1))*	475,000	—	—	100	475,000
190.	Commercial Development, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories *(Note (1))*	1,351,000	—	—	100	1,351,000
191.	Commercial Development, Metro City Phase II, 8 Yan King Road, Tseung Kwan O, New Territories *(Note (1))*	5,151,000	—	—	100	5,151,000
192.	235-237 Wing Lok Street and 75 Bonham Strand West, Sheung Wan, Hong Kong *(Note (1))*	163,000	—	—	100	163,000
193.	579 Nathan Road, Mongkok, Kowloon *(Note (1))*	257,000	—	—	100	257,000
194.	The Club on Lower and Upper Ground Floors, Floral Tower, 1-9 Mosque Street (also known as 22 Robinson Road), Mid-Levels, Hong Kong *(Note (1))*	6,300	—	—	100	6,300
195.	4 residential units and 5 car parking spaces in Casa Bella, 117 Caine Road, Mid-Levels, Hong Kong *(Note (1))*	26,000	—	—	100	26,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
196.	Newton Inn, 76-92 Chun Yeung Street, North Point, Hong Kong *(Note (1))*	502,000	—	—	100	502,000
197.	31 garden houses in Casa Marina I, 28 Lo Fai Road, Tai Po, New Territories *(Note (1))*	550,000	—	—	100	550,000
198.	36 garden houses in Casa Marina II, 1 Lo Ping Road, Tai Po, New Territories *(Note (1))*	507,000	—	—	100	507,000
199.	Yue Fai Commercial Centre (except Units 1 to 3 on Ground Floor, 1, 2 and 6 on 2nd Floor, the whole of 5th and 6th Floors, Unit 5 on 8th Floor, Unit 5 on 10th Floor, Units 1, 2 and 5 on 13th Floor, Unit 6 on 17th Floor, Unit 2 on 20th Floor and Unit 3 on 25th Floor), 208 Aberdeen Main Road, Aberdeen, Hong Kong *(Note (1))*	118,000	—	—	100	118,000
200.	Excellent Court, 19 Cheong Lok Street, Yaumatei, Kowloon *(Note (1))*	235,200	—	—	16.7	39,278
201.	Portion of sea view villas (Phase 1) held for investment, Area 63, Tai Po Town Lot No. 161, Tai Po, New Territories *(Note (1))*	5,848,400	—	—	90.1	5,269,408
202.	Shop on Basement, Shops Nos. 1 to 14 on Ground Floor, Shops on the 1st and 2nd Floor and 72 Private Car Parking Spaces, 3 Lorry Parking Spaces and 11 Motor Cycle Parking Spaces, Paradise Square, 3 Kwong Wa Street, Yaumatei, Kowloon *(Note (1))*	110,300	—	—	100	110,300
203.	Interest attributable to HLD in Opulence Height, 40-52B Castle Peak Road, Yuen Long, New Territories *(Note (1))*	54,700	—	—	100	54,700

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
204.	Library and Adjacent Spaces on Block A and Nursery and Adjacent Spaces on Block B on Level 3, Greenwood Garden, 7-11 Sha Kok Street, Shatin, New Territories *(Note (1))*	3,600	—	—	100	3,600
205.	The Shopping Centre, Club, 303 pontoons, 75 hardstand spaces and 377 car parking spaces, Marina Cove, Hebe Haven, Sai Kung, New Territories *(Note (1))*	287,000	—	—	40	114,800
206.	Garage (Carparks on Level 4 and Level 5), The Grand Panorama, 10 Robinson Road, Mid-Levels, Hong Kong *(Note (1))*	75,000	—	—	50	37,500
207.	Commercial Accommodation and 377 Car Parking Spaces, Park Central, 9 Tong Tak Street, Tseung Kwan O, New Territories	855,000	—	—	24.59	210,245
208.	The International Finance Centre (IFC) Complex, (excluding Levels 33 to 52, 55, 56 and 77 to 88, Two IFC), 1 Harbour View Street and 8 Finance Street, Central, Hong Kong	27,716,000	—	—	15.93 for Car Parks 32.5 for Remainder	8,940,592
209.	Various parking spaces at Section H and the Remaining Portion of Section A of Quarry Bay Inland Lot No.8, Quarry Bay, Hong Kong	4,800	—	—	50	2,400
210.	4th, 18th, 20th and 32nd Floors, 9 Queen's Road Central, Hong Kong *(Note (1))*	705,000	—	—	100	705,000
211.	Commercial Development at The Sherwood, 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, New Territories *(Note (1))*	92,100	—	—	100	92,100

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.5	***Held and occupied***					
212.	12th Floor, Bangkok Bank Building, 28 Des Voeux Road Central and 27 Chiu Lung Street, Central, Hong Kong *(Note (1))*	11,600	—	—	100	11,600
213.	The whole of 4th and 6th Floors, Office Nos. 701, 702, 704 and 705 on 7th Floor, Portion A of Office No. 805 and Office No. 806 on 8th Floor and Office Nos. 1201 to 1205 on 12th Floor, World-wide House, 19 Des Voeux Road Central, Hong Kong *(Note (1))*	650,000	—	—	100	650,000
214.	Car Park A, 1st Floor, Kingsland Court, 66B-C Bonham Road, Mid-Levels, Hong Kong	400	—	—	100	400
1.6	***Property interests leased***					
215.	36 property interests leased to HLD in Hong Kong	No commercial value	—	—	—	No commercial value
216.	2 property interests leased to Henderson China Holdings Limited in Hong Kong	No commercial value	—	—	—	No commercial value
1.7	***Miscellaneous property interests***					
217.	The Space being the existing staircase adjoining the premises known as 48 Fort Street, Sunshine Mansion, 42-46A Fort Street, North Point, Hong Kong	No commercial value	—	—	—	No commercial value
218.	The Entrance Lobbies on Ground Floor and space or spaces underneath the staircases except those parts required for access to upper floors, store room and other rooms on any unit; the surface of any walls other than the surface within the unit and the canopy on 1st Floor and Roof, Wai Yip Building, 82-88A Wai Ching Street, Yaumatei, Kowloon	No commercial value	—	—	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
219.	Common Area on Ground Floor to 4th Floor, Kin On Building, 163-173 Camp Street, Shamshuipo, Kowloon	No commercial value	—	—	—	No commercial value
220.	Spaces and Playground on 2nd Floor, Man Bo Building, 2 Tsing Hoi Circuit, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
221.	Space on Ground Floor, Golden Mansion, 44-56 Bulkeley Street, Hunghom, Kowloon	No commercial value	—	—	—	No commercial value
222.	Reserved Areas, Lee Bo Building, 3 Tsing Ho Square, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
223.	The Remaining Area of Ground Floor and 1st Floor, Lai Bo Building, 2 Tsing Ho Square, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
224.	The Remaining Parts of the Podium Roof on 2nd Level, Kar Wah Building, 11-17 Castle Peak Road San Hui, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
225.	Remaining Area of Car Park Floor of Man Lee Industrial Building, 13 Kin Hong Street, Kwai Chung, New Territories	No commercial value	—	—	—	No commercial value
226.	Common Areas and Common Amenities and Facilities, Scenery Garden, 21-29 Sui Wo Road, Shatin, New Territories	No commercial value	—	—	—	No commercial value
227.	Portion of Lots, Fu King Court, 18-24 Ching Wah Street, North Point, Hong Kong	No commercial value	—	—	—	No commercial value
228.	The management shares, Fu Shing Building, 9 Sai Ching Street, Yuen Long, New Territories	No commercial value	—	—	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
2.	**Properties interests in the PRC**					
2.1	***Held for sale***					
229.	Various domestic units at Yuandong Garden, Lot B217-16, Hongling Road Central, Futian District, Shenzhen, Guangdong Province	1,900	—	—	100	1,900
230.	Remaining portions of State Apartments & Office Towers, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	303,090	—	—	75	227,318
231.	Remaining portions of Unicom International Tower, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	150,500	—	—	37.5	56,438
232.	Remaining portions of Residential Tower and Office/Residential Tower, Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	9,480	—	—	49	4,645
233.	Remaining portions of Residential Tower of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	1,015	—	—	100	1,015
234.	Remaining portions of Residential Towers, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	14,620	—	—	100	14,620

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	HK$('000)	%	HK$('000)
2.2	***Held under development***					
235.	The proposed Jingao Centre, No. 2 Guandongdian Street South, South of Chaoyang Road, Chaoyang District, Beijing	1,152,000	—	—	100	1,152,000
236.	Lot No. 130-2 Tianmu Road West, Junction of Tianmu Road West and Hengfeng Road, Zhabei District, Shanghai	272,000	—	—	100	272,000
237.	No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	80	No commercial value (see Note (3))
2.3	***Held for future development***					
238.	Lot No. 146(A)-3 Tianmu Road West, Junction of Hengfeng Road and Puji Road, Zhabei District, Shanghai	208,200	—	—	100	208,200
239.	Lot Nos. 147-2 and 147-3 Tianmu Road West, Junction of Hengfeng Road and Yutong Road, Zhabei District, Shanghai	194,300	—	—	100	194,300
240.	Lot Nos. 406-2, 406-3 and 406-4 Tianmu Road West, Hengfeng Road, Zhabei District, Shanghai	492,500	—	—	60	295,500
241.	Lot No. 688, Nanjing Road West, Jingan District, Shanghai	810,400	—	—	85	688,840
242.	Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	95	No commercial value (see Note (3))

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
243.	Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
244.	River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	68.4	No commercial value (see Note (3))
245.	River Pearl Plaza Block B, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	276,000	—	—	62	171,120
246.	River Pearl Plaza Block C, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	220,000	—	—	72	158,400
247.	Site on the Huadi Section Fangcun Avenue (formerly known as Fangcun Gongye Avenue), Fangcun District, Guangzhou, Guangdong Province	787,000	—	—	100	787,000
248.	Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
249.	Dongguan Hengjun Plaza, East of Guantai Road, Dongguan, Guangdong Province	49,700	—	—	70	34,790
2.4	***Held for investment***					
250.	The attributable interest of Boham Estate (Shenzhen) Co., Ltd. (as advised, that is 50%) in Levels 1 and 2 of Commercial Podium, Basement Mezzanine Level and Basement Level, Yuandong Garden, Lot B217-16, Hongling Road Central, Futian District, Shenzhen, Guangdong Province *(Note (1))*	45,000	—	—	100	45,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
251.	Commercial Podium and Car Parks, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	1,965,000	—	—	75	1,473,750
252.	Units 518 and 519, Office Tower 3, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	4,550	—	—	100	4,550
253.	Commercial Podium and Car Parks, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	525,700	—	—	37.5	197,138
254.	Commercial Podium and Car Parks, Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	81,000	—	—	49	39,690
255.	Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
256.	Remaining portions of Commercial Podium of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	24,300	—	—	100	24,300
257.	Commercial Podium and Car Parks, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	938,000	—	—	100	938,000
2.5	***Held and occupied***					
258.	Property interests held by Mengyin, Xinhua Stone Co., Ltd.	1,060	—	—	32	339
259.	Apartment No. 7-6-7 on Level 2, Block 6-31, District 7 (Lilac Garden), Legend Garden Villas, 89 Capital Airport Road, Chaoyang District, Beijing	1,700	—	—	75	1,275

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
260.	Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
261.	Property erected on No. 2 Jingang North Avenue, Nansha Town, Panyu District, Guangzhou, Guangdong Province	No commercial value	—	—	25	No commercial value
2.6	***Property interests leased***					
262.	16 property interests leased to HLD in the PRC	No commercial value	—	—	—	No commercial value
	Sub-total of Section (A):					**86,736,456**
(B)	**HIL**					
1.	**The Hong Kong and China Gas Company Limited ("Hong Kong China Gas")**					
1.1	**Property interests in Hong Kong**					
1.1.1	***Held for sale***					
263.	Various houses, units and parking spaces at King's Park Hill, Homantin, Kowloon	918,000	16.9065	155,202	12.4229	114,042
264.	Various units and parking spaces at Grand Promenade, 38 Tai Hong Street, Sai Wan Ho, Hong Kong	5,503,000	18.785	1,033,739	13.8032	759,590
1.1.2	***Held under development***					
265.	The interest attributable to Hong Kong China Gas in the Remaining Portion of Kowloon Marine Lot No. 102, Tokwawan, Kowloon	4,049,860	37.57	1,521,532	27.6064	1,118,021
1.1.3	***Held for future development***					
266.	161-167 Yeung Uk Road, Lot No. 484 in Demarcation District No. 443, Tsuen Wan, New Territories	50,000	37.57	18,785	27.6064	13,803

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.1.4	***Held for investment***					
267.	The International Finance Centre (IFC) Complex (excluding Levels 33 to 52, 55, 56 and 77 to 88, Two IFC), 1 Harbour View Street, and 8 Finance Street, Central, Hong Kong	27,716,000	2.7614 for Car Parks 5.6355 for Remainder	1,550,295	2.0291 for Car Parks 4.141 for Remainder	1,139,166
268.	Factories A, B and C, Store Room A, and Car Parking Spaces 78 to 81 on 3rd Floor, Block II, Kin Ho Industrial Building, 14-24 Au Pui Wan Street, Fotan, Shatin, New Territories	11,000	37.57	4,133	27.6064	3,037
1.1.5	***Held and occupied***					
269.	363 Java Road, North Point, Hong Kong	734,000	37.57	275,764	27.6064	202,631
270.	The Ma Tau Kok North site at 100 To Kwa Wan Road, Kowloon Inland Lot No. 10311, Tokwawan, Kowloon	970,000	37.57	364,429	27.6064	267,782
271.	Tai Po Town Lot No. 46 (together with the benefit of a wayleave to a mooring system at Tolo Harbour), Tai Po, New Territories	463,000	37.57	173,949	27.6064	127,818
272.	The Remaining Portion of Section E of Lot No. 3723 in Demarcation District No. 104, Yuen Long, New Territories	28,000	37.57	10,520	27.6064	7,730
1.1.6	***Property interests leased***					
273.	34 property interests leased to Hong Kong China Gas in Hong Kong	No commercial value	—	No commercial value	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.2	**Property interests in the PRC**					
1.2.1	***Held and occupied***					
274.	House Nos. A98, A100 and A102, 11th Street, Clifford Estate, Zhongcun Town, Panyu District, Guangzhou, Guangdong Province	1,476	37.57	555	27.6064	407
275.	Unit 203 of No. 9, Unit 203 of No. 11, Unit 202 of No. 6 and Unit 204 of No. 1 Zhifu Street, Beverly Hill, Fu Wan South Road, Dong District, Zhongshan, Guangdong Province	978	37.57	367	27.6064	270
2.	**Miramar Hotel and Investment Company, Limited ("Miramar")**					
2.1	**Property interests in Hong Kong**					
2.1.1	***Held for investment***					
276.	Hotel Miramar, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon *(Note (2))*	2,227,000	44.21	984,557	32.4855	723,452
277.	Miramar Tower and Miramar Shopping Centre (including Knutsford Step), 132 Nathan Road and 1 Kimberley Road, Tsim Sha Tsui, Kowloon *(Note (2))*	6,010,000	44.21	2,657,021	32.4855	1,952,379
278.	First Floor, Champagne Court, 16 Kimberley Road, Tsim Sha Tsui, Kowloon *(Note (2))*	24,000	44.21	10,610	32.4855	7,797
279.	Shops 10, 11 and 12 on Ground Floor, Kam Tong Building, 12-14 and 18-34 Mok Cheong Street, 68 and 70 Pak Tai Street, Tokwawan, Kowloon *(Note (2))*	13,000	41.7519	5,428	30.6793	3,988
280.	Ground Floor, Fuk Wo Industrial Building, 5 Sheung Hei Street, San Po Kong, Kowloon *(Note (2))*	5,300	44.21	2,343	32.4855	1,722

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
281.	The Whole Flats on 1st and 2nd Floors, the Roof and the External Wall of 5th to 20th Floors (inclusive), Winner House, 310 King's Road, North Point, Hong Kong *(Note (2))*	42,000	44.21	18,568	32.4855	13,644
282.	Basement, South China Building, 1 Wyndham Street, Central, Hong Kong *(Note (2))*	53,000	44.21	23,431	32.4855	17,217
283.	No. 6 Knutsford Terrace, Tsim Sha Tsui, Kowloon *(Note (2))*	125,000	44.21	55,263	32.4855	40,607
2.1.2	***Held and occupied***					
284.	Car Parking Spaces 1, 2, 5, 6, 7, 8, 9, 11, 13, 14, 15, 23, 24 and 26, Chi Lan Yuen, 173 Argyle Street, Mongkok, Kowloon	2,800	44.21	1,238	32.4855	910
285.	3rd Floor, 47 and 49 Sa Po Road, Kowloon City, Kowloon	2,300	44.21	1,017	32.4855	747
286.	Factory Unit Nos. 2101 to 2108 on 21st Floor and Vehicle Parking Spaces 20 and 102 on First Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories	7,300	44.21	3,227	32.4855	2,371
287.	Portion A3 on 13th Floor, United Mansion, 37E-37H and 37J-37K Jordan Road and 95-103 Shanghai Street, Yaumatei, Kowloon	1,300	44.21	575	32.4855	422
288.	Apartment A on 1st Level of Beach Chalet No. 5 of The Sea Ranch, Lantau Island, New Territories	1,000	44.21	442	32.4855	325

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
289.	Commercial Units or Portion on Ground Floor, Bedford Gardens, 151-173 Tin Hau Temple Road, North Point, Hong Kong	6,000	44.21	2,653	32.4855	1,949
2.1.3	***Property interests leased***					
290.	9 property interests leased to Miramar in Hong Kong	No commercial value	—	No commercial value	—	No commercial value
2.2	**Property interests in the PRC**					
2.2.1	***Held for investment***					
291.	Level 1, portion of Zones A & B on Level 2 and Basement 1 of podium, Shang-Mira Garden, Lot No. 1770, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	189,800	22.7063	43,097	16.6846	31,667
292.	21 residential units on Levels 4 to 6 of Maple Court (Block B) and Car Park Nos. 118-125, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	34,355	44.21	15,188	32.4855	11,160
293.	35 residential units on Levels 7 to 15 of Maple Court (Block B) and Car Park Nos. 93, 95, 96, 99-102, 105, 106, 109, 110 & 117, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	57,373	44.21	25,365	32.4855	18,638
294.	3 residential units on Level 10 of Maple Court (Block B) and Car Park Nos. 103, 104 and 107, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	5,488	44.21	2,426	32.4855	1,783

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
295.	2 residential units on Level 14 of Maple Court (Block B) and Car Park No. 94, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	3,749	44.21	1,657	32.4855	1,218
296.	19 residential units on Levels 15 to 18 of Maple Court (Block B) and Car Park Nos. 82, 84, 85, 87 and 89 to 91, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	32,506	44.21	14,371	32.4855	10,560
297.	Residential unit H on Level 5 of Cypress Court (Block A) and 81 car parks in Shang-Mira Garden, Nos. 11 and 12, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	15,940	22.7063	3,619	16.6846	2,660
298.	Portion B of Basement, Portions of Level 1, Portions of Level 2 and the whole of Level 3 in Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	52,502	30.947	16,248	22.7399	11,939
299.	32 units in Lucky Court, Guang Fat Gardens, No. 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	16,649	30.947	5,152	22.7399	3,786
300.	7 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496-500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	4,322	30.947	1,338	22.7399	983

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
301.	Portion of Level 1 in Miramar Shopping Arcade, 2 units in Lucky Court and 5 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496, 498 and 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	5,225	21.6629	1,132	15.9179	832
302.	Level 4, Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	26,200	44.21	11,583	32.4855	8,511
303.	Shop Unit No. 402 on Level 4, Yue Wah Plaza, No. 59 Zhongshan 2nd Road, Zhongshan, Guangdong Province *(Note (2))*	4,700	44.21	2,078	32.4855	1,527
2.2.2	***Held and occupied***					
304.	Flat A, Level 1, Block 2, Shekou Crystal Garden, Shekou Special Industrial Zone, Shenzhen, Guangdong Province	375	44.21	166	32.4855	122
305.	Flat Nos. 403 and 503, Block 1, Jinghua Apartment, 24 Jianguomenwai Avenue, Chaoyang District, Beijing	2,370	44.21	1,048	32.4855	770
2.2.3	***Property interests leased***					
306.	3 property interests leased to Miramar in the PRC	No commercial value	—	No commercial value	—	No commercial value
2.3	**Property interest in the USA**					
2.3.1	***Held for sale***					
307.	Lots 29A and B, Lots 30C, D and E, Lots 27C, 3B-1 and 3B-2, Village 9, Units 1-4 Residential Lots, Lincoln, Placer County, California, the USA	801,138	38.9048	311,681	28.5872	229,023

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
3.	**Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")**					
3.1	**Property interests in Hong Kong**					
3.1.1	***Held for sale***					
308.	Various residential units and parking spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	855,600	15.665	134,030	11.5106	98,485
3.1.2	***Held for future development***					
309.	Kowloon Inland Lot No. 11159, 220 and 222 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	965,000	31.33	302,335	23.0213	222,156
310.	43-51A Tong Mi Road, Tai Kok Tsui, Kowloon	275,000	31.33	86,158	23.0213	63,309
311.	6 Cho Yuen Street, Yau Tong, Kowloon *(Note (1))*	515,000	31.33	161,350	23.0213	118,560
3.1.3	***Held for investment***					
312.	Commercial Developments including Advertising Panels of Phases I and II, and Commercial Parking Spaces and Loading and Unloading Spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon *(Note (1))*	638,000	31.33	199,885	23.0213	146,876
313.	The interest attributable to Hong Kong Ferry in Silvermine Beach Hotel and various agricultural and building lots in Demarcation District No. 2, Mui Wo, Lantau Island, New Territories	66,050	31.33	20,693	23.0213	15,206
314.	House Nos. B9, B14, B15, and B96 together with Car Parking Space Nos. 9, 14, 15 and 116, Leyburn Villas, Cheung Sha, Lantau Island, New Territories *(Note (1))*	15,000	31.33	4,700	23.0213	3,453

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
315.	Section A and the Remaining Portion of Lot No. 3039, and Lot No. 3042 in Demarcation District No. 124, Hung Shui Kiu, Tuen Mun, New Territories *(Note (1))*	6,500	31.33	2,036	23.0213	1,496
3.1.4	***Held and occupied***					
316.	The shipyard at 98 Tam Kon Shan Road, Tsing Yi Town Lot No. 102, Tsing Yi, New Territories	84,000	31.33	26,317	23.0213	19,338
3.1.5	***Property interests leased***					
317.	14 property interests in Hong Kong and 1 property interest in Macau leased to Hong Kong Ferry	No commercial value	—	No commercial value	—	No commercial value
4.	**Other members in the HIL Group**					
4.1	**Property interests in Hong Kong**					
4.1.1	***Held for sale***					
318.	The whole of Royal Commercial Centre (except Units 2 and 3 on 5th Floor, Units 1 on 10th and 13th Floors, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor), 56 Parkes Street, Tsimshatsui, Kowloon	160,000	100	160,000	73.48	117,568
319.	Interest attributable to HIL in Java Road 108 Commercial Centre, 108 Java Road, North Point, Hong Kong	44,400	100	44,400	73.48	32,625
320.	A domestic unit in Castle Road, Mid-Levels, Hong Kong	17,750	100	17,750	73.48	13,043
321.	A unit in Castle Road, Mid-Levels, Hong Kong	15,550	100	15,550	73.48	11,426
322.	Various units in MacDonnell Road, Mid-Levels, Hong Kong	7,200	100	7,200	73.48	5,291

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
323.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	4,000	100	4,000	73.48	2,939
324.	A shop in Seymour Road, Mid-Levels, Hong Kong	16,700	100	16,700	73.48	12,271
325.	604 Shanghai Street, Mongkok, Kowloon	15,000	100	15,000	73.48	11,022
326.	A domestic unit in Yin Chong Street, Mongkok, Kowloon	1,000	100	1,000	73.48	735
327.	A factory unit in Wang Lung Street, Tsuen Wan, New Territories	4,000	100	4,000	73.48	2,939
328.	Shop No. 4 on Ground Floor, Ching Fai Terrace, 4-8 Ching Wah Street, North Point, Hong Kong	1,800	100	1,800	73.48	1,323
329.	102 Car Parking Spaces at Tycoon Court, 8 Conduit Road, Mid-Levels, Hong Kong	25,500	100	25,500	73.48	18,737
330.	Flat F on 36th Floor together with portion of the Roof thereabove, and Car Parking Space Nos. 1 to 11 on Ground Floor, Car Parking Space Nos. 1 to 17 on 1st Floor, Car Parking Space Nos. 6, 11, 13, 16 and 19 on 2nd Floor, Car Parking Space Nos. 2, 3, 7 and 19 on 3rd Floor, Car Parking Space Nos. 8 to 13 and 19 on 4th Floor and Car Parking Space Nos. 1 to 15 on 5th Floor, Royal Court, 9M Kennedy Road, Mid-Levels, Hong Kong	27,700	100	27,700	73.48	20,354
331.	23rd Floor, Car Parking Space No. 4 on Ground Floor and Portion of Spaces on Car Park "1" (also known as Car Parking Space Nos. 2 and 3 on Car Park "1"), Hoover Court, 7-9 MacDonnell Road, Mid-Levels, Hong Kong	19,500	100	19,500	73.48	14,329

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
332.	Flats A and B and Flat Roofs on 1st Floor, Flat B on 3rd Floor, Duplex Flat A on 23rd and 24th Floors, Car Parking Space Nos. 7 and 7A, 8 and 8A, 15, 17 and 19 on Ground Floor, Car Parking Space Nos. 31 and 36 on 1st Lower Ground Floor and Car Parking Space Nos. 42 to 44, 50, 57 to 59 and 62 on 2nd Lower Ground Floor, Suncrest Tower, 1 Monmouth Terrace, Wanchai, Hong Kong	50,000	100	50,000	73.48	36,740
333.	4 shop units, 21 domestic units and 4 duplex units, 65 car parking spaces and 6 motor cycle spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	344,700	0.49	1,689	0.3601	1,241
334.	Car Parking Space No. 6 on Car Park Ground Floor, Silver Star Court, 22-26 Village Road, Happy Valley, Hong Kong	400	100	400	73.48	294
335.	Shop 3 on Ground Floor, Victor Court, 14-28 Wang On Road, North Point, Hong Kong	2,540	100	2,540	73.48	1,866
336.	Units 1 to 8 on 1st Floor and Units 1, 3 and 4 on 2nd Floor, Lai Kwan Court, 438 Castle Peak Road, Cheung Sha Wan, Kowloon	6,000	100	6,000	73.48	4,409
337.	Shop No. 19 on Ground Floor and the yard appertaining thereto and 21% attributable interest of the whole of 1st and 2nd Floors, Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	20,000	75	15,000	55.11	11,022
338.	Shop No. 15 on 1st Floor, Shop Nos. 13 and 15 on 2nd Floor, Wing On Building, 206 Fuk Wa Street, Shamshuipo, Kowloon	1,100	100	1,100	73.48	808

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
339.	Units 1 to 11 on 18th Floor, New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	17,700	100	17,700	73.48	13,006
340.	All shop units and all car parking spaces in Wonderland Villas, 9 Wah King Hill Road, Kwai Chung, New Territories	517,700	9.1288	47,260	6.7078	34,726
341.	37 Car Parking Spaces on Level 2, Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	7,400	100	7,400	73.48	5,438
342.	Workshop Units A, B, E and G on 3rd Floor, Workshop Unit P on 5th Floor and Workshop Unit E on 9th Floor, 9 Car Parking Spaces on Ground Floor and 19 Car Parking Spaces and 23 Lorry Parking Spaces on 1st Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	19,600	100	19,600	73.48	14,402
343.	Shop No. 12 on Ground Floor, Brilliant Garden, 250 Castle Peak Road, San Hui, Tuen Mun, New Territories	5,100	100	5,100	73.48	3,747
344.	27 Car Parking Spaces on Ground and Lower Ground Floors, The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	3,510	100	3,510	73.48	2,579
345.	18 Car Parking Spaces on First Floor, Tak Lee Industrial Centre, 8 Tsing Yeung Circuit, Tuen Mun, New Territories	2,700	100	2,700	73.48	1,984
346.	Unit 4 on 14th Floor, Chit Lee Commercial Building, 30-36 Shaukeiwan Road, Shau Kei Wan, Hong Kong	470	100	470	73.48	345
347.	Shop 14A on Level 1, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	68	100	68	73.48	50

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
4.1.2	***Held for investment***					
348.	All shop units on Level Three, the Remaining Parts at Level One and various Car Parking Spaces on Levels One and Two of the Podium, Shatin Centre, 2-16 Wang Pok Street, Shatin, New Territories *(Note (1))*	1,779,000	100	1,779,000	73.48	1,307,209
349.	Shop units on Levels One to Three of the Shopping Podiums of North and South Wings, the external walls of the podium and Car Parking Space Nos. 1 to 78 on Basement and Bicycle Parking Space Nos. 1 to 64 on Level One, Trend Plaza, 2 Tuen Lung Street, Tuen Mun, New Territories *(Note (1))*	1,256,000	100	1,256,000	73.48	922,909
350.	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon *(Note (1))*	2,099,000	33.333	699,660	24.4931	514,110
351.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong *(Note (1))*	792,000	100	792,000	73.48	581,962
352.	Shop Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shop Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and a Portion of Shop area on Second Floor of the Commercial Development, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	282,000	100	282,000	73.48	207,214
353.	Block C and all Car Parking Spaces on Second Floor, Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories *(Note (1))*	98,700	100	98,700	73.48	72,525

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
354.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note (1))*	675,100	23.04	155,543	16.9298	114,293
355.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	25,000	26	6,500	19.1048	4,776
356.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note (1))*	23,000	19.48	4,480	14.3139	3,292
357.	Kowloon Building, 555 Nathan Road, Yaumatei, Kowloon *(Note (1))*	666,000	100	666,000	73.48	489,377
358.	Newton Hotel Kowloon, 58-66 Boundary Street, Mongkok, Kowloon *(Note (1))*	226,800	100	226,800	73.48	166,653
359.	Newton Hotel Hong Kong, 200-218 Electric Road, North Point, Hong Kong *(Note (1))*	543,000	100	543,000	73.48	398,996
360.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 and 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note (1))*	145,000	35.42	51,359	26.0266	37,739
361.	The whole of Well Tech Centre (except 16th to 19th Floors), 9 Pat Tat Street, San Po Kong, Kowloon *(Note (1))*	285,800	100	285,800	73.48	210,006
362.	The whole of Big Star Centre (except 3rd Floor), 8 Wang Kwong Road, Kowloon Bay, Kowloon *(Note (1))*	135,300	100	135,300	73.48	99,418

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
4.1.3	***Held and occupied***					
363.	Units 1, 2, 3, 4 and 5 on 16th, 17th, 18th and 19th Floors, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon	49,600	73.4514	36,432	53.9721	26,770
364.	Workshop on 3rd Floor, Big Star Centre, 8 Wang Kwong Road, Kowloon Bay, Kowloon	17,900	73.4514	13,148	53.9721	9,661
4.1.4	***Property interests leased***					
365.	15 property interests leased to other members in the HIL Group in Hong Kong	No commercial value	—	No commercial value	—	No commercial value
4.2	**Property interests in the PRC**					
4.2.1	***Held and occupied***					
366.	Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province	490	100	490	73.48	360
	Sub-total of Section (B):			**17,842,145**		**13,110,414**
	Grand Total (Section A & Section B):			**17,842,145**		**99,846,870**

Note (1): Property Nos. 106-108, 145-150, 160-206, 210-213, 250, 311, 312, 314, 315 and 348-362 have been valued at a total amount of HK$51,292,500,000 as at 30 June 2005.

Note (2): Property Nos. 276-283 and 291-303 have been valued at a total amount of HK$9,001,070,000 as at 30 September 2005.

Note (3): No capital value has been included in the Summary of Valuation or the Valuation Certificate for the following property interests because the respective Certificates for the Use of State-owned Land have not yet been obtained. However, in the Valuation Certificate, we have stated in the notes to each of such property interests that on the assumption that the respective Certificates for the Use of State-owned Land for such property interests had been obtained, the market values as at 31 October 2005 for such property interests would be:

Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
	HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province (No. 237)	330,850	—	—	80	264,680
Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province (No. 242)	310,000	—	—	95	294,500
Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province (No. 243)	196,000	—	—	100	196,000
River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province (No. 244)	300,000	—	—	68.4	205,200
Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province (No. 248)	310,000	—	—	100	310,000
Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai (No. 255)	1,540,000	—	—	100	1,540,000
Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province (No. 260)	750	—	—	100	750

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HIL Group has been supplied by the HIL Directors. The issue of this document has been approved by the HIL Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HLD Group but excluding the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this document (other than those relating to the HLD Group but excluding the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than those relating to the HLD Group but excluding the HIL Group) misleading.

2. MARKET PRICES

The HIL Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of an HIL Share on the Stock Exchange (i) on the last trading day of each of the calendar months during the period commencing six calendar months preceding the Announcement Date and ending on the Latest Practicable Date; (ii) on the Last Trading Date and (iii) on the Latest Practicable Date.

Date	**Price per HIL Share** *HK$*
31 May 2005	10.90
30 June 2005	10.70
29 July 2005	11.25
31 August 2005	10.80
30 September 2005	11.05
31 October 2005	10.80
Last Trading Date	10.65
30 November 2005	13.05
Latest Practicable Date	14.00

The lowest and highest closing prices per HIL Share recorded on the Stock Exchange during the period commencing six months preceding the Announcement Date, i.e. 5 May 2005, and ending on the Latest Practicable Date were respectively HK$10.45 on 25 and 26 May 2005 and HK$14.00 on 16 December 2005 and the Latest Practicable Date.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from 9 November 2005 to the Latest Practicable Date, both dates inclusive; the "Disclosure Period" means the period beginning from the six months prior to the commencement of the Offer Period and ending with the Latest Practicable Date, both dates inclusive; and "interested" and "interests" have the meanings respectively ascribed thereto in Part XV of the SFO. "HLD Shareholdings" means the HLD Shares and any other equity share capital of HLD, securities of HLD which carry substantially the same rights as the HLD Shares, and convertible securities, warrants, options and derivatives in respect of any of them; and "HIL Shareholdings" means the HIL Shares and any other securities of HIL which carry voting rights, and convertible securities, warrants, options and derivatives in respect of any of them.

(a) Holdings, interests and dealings in HIL Shareholdings and HLD Shareholdings

(i) As at the Latest Practicable Date, HIL did not own any HLD Shareholdings and did not deal for value in any HLD Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following HIL Directors had the following interests in the HIL Shares respectively set opposite their names:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HIL Director	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Li Ning	1	—	2,075,859,007	—	—	2,075,859,007	73.68
Lee Tat Man	2	6,666	—	—	—	6,666	0.00
Lee King Yue	3	1,001,739	—	—	—	1,001,739	0.04
Ho Wing Fun	4	1,100	—	—	—	1,100	0.00

Notes:

1. Of these HIL Shares, Lee Shau Kee was the beneficial owner of 34,779,936 HIL Shares, and for the remaining 2,075,859,007 HIL Shares, (i) 802,854,200 HIL Shares, 602,168,418 HIL Shares, 363,328,900 HIL Shares, 217,250,000 HIL Shares and 84,642,341 HIL Shares were respectively owned by Banshing, Markshing, Covite, Gainwise and Darnman, all of which were wholly-owned subsidiaries of Kingslee S.A., which in turn was 100% held by HLD, which in turn was 61.87% held by Henderson Development; and (ii) 5,615,148 HIL Shares were owned by Fu Sang. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Lee Shau Kee. Lee Shau Kee was taken to be interested in these HIL Shares by virtue of the SFO. As directors of HLD and HIL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these HIL Shares by virtue of the SFO. As directors of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HIL Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HIL Shares.

3. Lee King Yue was the beneficial owner of these HIL Shares.

4. Ho Wing Fun was the beneficial owner of these HIL Shares.

Save as disclosed above, none of the HIL Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HIL Directors had dealt for value in any HIL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the following HIL Directors had the following interests in the HLD Shares respectively set opposite their names:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
HIL Director	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	—	—	1,122,938,300	—	1,122,938,300	61.88
Lee Ka Kit	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Lee Ka Shing	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Li Ning	1	—	1,122,938,300	—	—	1,122,938,300	61.88
Lee Tat Man	2	498,000	—	—	—	498,000	0.03
Lee King Yue	3	42,900	—	19,800	—	62,700	0.00
Ho Wing Fun	4	100	—	—	—	100	0.00
Lau Chi Keung	5	2,200	—	—	—	2,200	0.00
Jackson Woo Ka Biu	6	—	2,000	—	—	2,000	0.00

Notes:

1. Of these HLD Shares, (i) 570,743,800 HLD Shares were owned by Henderson Development; (ii) 7,962,100 HLD Shares were owned by Sandra Investment Limited, which was a wholly-owned subsidiary of Henderson Development; (iii) 145,090,000 HLD Shares were owned by Cameron Enterprise Inc.; 222,045,300 HLD Shares were owned by Believegood Limited, which was wholly-owned by South Base Limited; 61,302,000 HLD Shares were owned by Prosglass Investment Limited, which was wholly-owned by Jayasia Investments Limited; 55,000,000 HLD Shares were owned by Fancy Eye Limited, which was wholly-owned by Mei Yu Ltd.; 55,000,000 HLD Shares were owned by Spreadral Limited, which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited, which in turn was 100% held by Henderson Development; (iv) 5,602,600 HLD Shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of Hong Kong China Gas, which was 37.62% held by HIL. HIL was 73.48% held by HLD, which in turn was 61.87% held by Henderson Development; and (v) 192,500 HLD Shares were owned by Fu Sang. Lee Shau Kee was taken to be interested in Henderson Development and Fu Sang as set out in Note 1 to paragraph (a)(ii) in this Section 3, and Hong Kong China Gas and HLD by virtue of the SFO. As directors of HLD and HIL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust (as defined in Note 1 to paragraph (a)(ii) in this Section 3), Lee Ka Kit and Lee Ka Shing were taken to be interested in these HLD Shares by virtue of the SFO. As director of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HLD Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Of these HLD Shares, Lee King Yue was the beneficial owner of 42,900 HLD Shares and the remaining 19,800 HLD Shares were held by Ngan Hei Development Company Limited, which was 50% each owned by each of Lee King Yue and his wife, Yang Hsueh Chin.

4. Ho Wing Fun was the beneficial owner of these HLD Shares.

5. Lau Chi Keung was the beneficial owner of these HLD Shares.

6. These HLD Shares were owned by Salina Yang, the wife of Jackson Woo Ka Biu.

Save as disclosed above, none of the HIL Directors had any interest in HLD Shareholdings as at the Latest Practicable Date and none of the HIL Directors dealt for value in any HLD Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, neither Platinum nor any member of its group owned or controlled any HIL Shareholdings or HLD Shareholdings or dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(v) As at the Latest Practicable Date, no subsidiary of HIL, pension fund of HIL or of any subsidiary of HIL, or any adviser to HIL as specified in class (2) of the definition of "associate" in the Takeovers Code (but excluding exempt principal traders) owned or controlled any HIL Shareholdings or HLD Shareholdings as at the Latest Practicable Date or dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(vi) As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and HIL or any person who is an associate of HIL by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code.

(vii) As at the Latest Practicable Date, no interest in HIL Shareholdings or HLD Shareholdings was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with HIL and no such fund manager dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(b) **Other interests**

As at the Latest Practicable Date:

(i) no benefit was to be given to any HIL Director as compensation for loss of office or otherwise in connection with the Proposal;

(ii) no agreement or arrangement existed between any HIL Director and any other person which was conditional on or dependent upon the outcome of the Proposal or otherwise connected with the Proposal;

(iii) no material contract had been entered into by HLD in which any HIL Director has a material personal interest; and

(iv) none of the HIL Directors had a service contract in force with HIL or any of the subsidiaries or associated companies of HIL which (a) (including both continuous and fixed term contracts) had been entered into or amended within six months before the Announcement Date; (b) was a continuous contract with a notice period of twelve months or more; or (c) was a fixed term contract with more than twelve months to run irrespective of the notice period.

4. MATERIAL CONTRACTS

After the date two years preceding the Announcement Date, neither HIL nor any of its subsidiaries entered into any contracts which are or may be material, other than in the ordinary course of business carried on or intended to be carried on by the HIL Group.

5. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HIL Group.

6. MISCELLANEOUS

(a) The registered office of HIL is situated at 72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(b) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HLD.

(c) The English text of this document and the forms of proxy shall prevail over the Chinese text.

(d) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualifications
Platinum	licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
DTZ	Property valuer
Deloitte Touche Tohmatsu	Certified Public Accountants

8. CONSENTS

Platinum, DTZ and Deloitte Touche Tohmatsu have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions, letters or valuation reports, as the case may be, and the references to their names, opinions, letters or valuation reports in the form and context in which they respectively appear.

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HLD Group has been supplied by the HLD Directors. The issue of this document has been approved by the HLD Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this document (other than those relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document (other than those relating to the HIL Group) misleading.

2. MARKET PRICES

The HLD Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of an HLD Share on the Stock Exchange (i) on the last trading day of each of the calendar months during the period commencing six calendar months preceding the Announcement Date and ending on the Latest Practicable Date; (ii) on the Last Trading Date and (iii) on the Latest Practicable Date.

Date	**Price per HLD Share** *HK$*
31 May 2005	35.50
30 June 2005	37.20
29 July 2005	39.30
31 August 2005	38.70
30 September 2005	38.75
31 October 2005	34.55
Last Trading Date	34.40
30 November 2005	34.30
Latest Practicable Date	36.95

The lowest and highest closing prices per HLD Share recorded on the Stock Exchange during the period commencing six months preceding the Announcement Date, i.e. 5 May 2005, and ending on the Latest Practicable Date were respectively HK$34.10 on 26 May 2005 and HK$41.00 on 4 and 8 August 2005.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the terms the "Offer Period", the "Disclosure Period", "interested", "interests", "HLD Shareholdings" and "HIL Shareholdings" shall have the same meanings respectively set out in Section 3 of Appendix IV to this document.

(a) Holdings, interests and dealings in the HIL Shareholdings and HLD Shareholdings

(i) As at the Latest Practicable Date, HLD, through the Controlling Parties, was interested in 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL.

Save as disclosed above, HLD and the Controlling Parties did not have any HIL Shareholdings as at the Latest Practicable Date and did not deal for value in any HIL Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following HLD Directors had the following interests in the HIL Shares respectively set opposite their names:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HLD Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Li Ning	1	—	2,075,859,007	—	—	2,075,859,007	73.68
Lee Tat Man	2	6,666	—	—	—	6,666	0.00
Lo Tak Shing	3	404,375	—	—	—	404,375	0.01
Lee King Yue	4	1,001,739	—	—	—	1,001,739	0.04
Leung Sing	5	150,000	—	—	—	150,000	0.01
Ho Wing Fun	6	1,100	—	—	—	1,100	0.00

Notes:

1. See Note 1 to paragraph (a)(ii) in Section 3 of Appendix IV to this document.

2. Lee Tat Man was the beneficial owner of these HIL Shares.

3. Lo Tak Shing was the beneficial owner of these HIL Shares.

4. Lee King Yue was the beneficial owner of these HIL Shares.

5. Leung Sing was the beneficial owner of these HIL Shares.

6. Ho Wing Fun was the beneficial owner of these HIL Shares.

Save as disclosed above, none of the HLD Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HLD Directors dealt for value in any HIL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the following HLD Directors had the following interests in the HLD Shares respectively set opposite their names:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
HLD Director	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	—	—	1,122,938,300	—	1,122,938,300	61.88
Lee Ka Kit	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Lee Ka Shing	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Li Ning	1	—	1,122,938,300	—	—	1,122,938,300	61.88
Lee Tat Man	2	498,000	—	—	—	498,000	0.03
Lo Tak Shing	3	11,000	—	—	—	11,000	0.00
Lee Pui Ling, Angelina	4	30,000	—	—	—	30,000	0.00
Kan Fook Yee	5	—	24,000	—	—	24,000	0.00
Lee King Yue	6	42,900	—	19,800	—	62,700	0.00
Fung Lee Woon King	7	1,000,000	—	—	—	1,000,000	0.06
Leung Sing	8	85,600	—	—	—	85,600	0.00
Ho Wing Fun	9	100	—	—	—	100	0.00
Jackson Woo Ka Biu	10	—	2,000	—	—	2,000	0.00

Notes:

1. See Note 1 to paragraph (a)(iii) in Section 3 of Appendix IV to this document.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Lo Tak Shing was the beneficial owner of these HLD Shares.

4. Lee Pui Ling, Angelina was the beneficial owner of these HLD Shares.

5. These HLD Shares were owned by Lau May Kwan, the wife of Kan Fook Yee.

6. Lee King Yue was the beneficial owner of 42,900 HLD Shares and the remaining 19,800 HLD Shares were held by Ngan Hei Development Company Limited, which was 50% each owned by each of Lee King Yue and his wife, Yang Hsueh Chin.

7. Fung Lee Woon King was the beneficial owner of these HLD Shares.

8. Leung Sing was the beneficial owner of these HLD Shares.

9. Ho Wing Fun was the beneficial owner of these HLD Shares.

10. These HLD Shares were owned by Salina Yang, the wife of Jackson Woo Ka Biu.

Save as disclosed above, none of the HLD Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HLD Directors dealt for value in any HIL Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, the Controlling Parties and the Excluded Parties had the following interests in the HIL Shares:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HIL Shareholders	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Banshing	1	—	—	802,854,200	—	802,854,200	28.50
Markshing	1	—	—	602,168,418	—	602,168,418	21.37
Covite	1	—	—	363,328,900	—	363,328,900	12.90
Gainwise	1	—	—	217,250,000	—	217,250,000	7.71
Darnman	1	—	—	84,642,341	—	84,642,341	3.00
Lee Shau Kee	2	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Fu Sang	3	—	—	5,615,148	—	5,615,148	0.20
Ho Wing Fun	4	1,100	—	—	—	1,100	0.00
Lee King Yue	4	1,001,739	—	—	—	1,001,739	0.04
Lee Tat Man	4	6,666	—	—	—	6,666	0.00
Leung Sing	4	150,000	—	—	—	150,000	0.01
Lo Tak Shing	4	404,375	—	—	—	404,375	0.01
Fung Chun Wah	5	1,751,000	—	—	—	1,751,000	0.06
Lam Ko Yu	5	389,000	—	—	—	389,000	0.01
Lee Siu Lun	5	4,897,100	—	—	—	4,897,100	0.18
Tako Assets	6	—	—	3,000,000	—	3,000,000	0.11
Thommen	6	—	—	1,406,000	—	1,406,000	0.05
Members of the CSFB Group	7	—	—	3,612,000	—	3,612,000	0.13

Notes:

1. These Controlling Parties were presumed to be parties acting in concert with HLD under the Takeovers Code.

2. Lee Shau Kee, an HLD Director, was presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Fu Sang was controlled by a trustee of a trust related to some of the HLD Directors and was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing were HLD Directors and were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

5. Fung Chun Wah is the son of Fung Lee Woon King, who is an HLD Director. Lam Ko Yu is the brother of Colin Lam Ko Yin, who is an HLD Director. Lee Siu Lun is the brother of Lee Shau Kee. Fung Chun Wah, Lam Ko Yu and Lee Siu Lun were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

6. Tako Assets and Thommen were wholly-owned subsidiaries of Hong Kong Ferry, which in turn was owned as to 31.33% by HIL. As the subsidiaries of an associated company of HIL, which in turn was a subsidiary of HLD, Tako Assets and Thommen were presumed to be parties acting in concert with HLD under the Takeovers Code.

7. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, both being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

Lee Siu Lun, being the brother of Lee Shau Kee, who is an HLD Director, dealt for value in the HIL Shares during the Disclosure Period as follows:

Date	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
	Buy	Sell	Buy price	Sell price
22 June 2005	92,000	—	9.765	—
20 July 2005	76,000	—	9.765	—
1 August 2005	—	103,000	—	11.25
3 August 2005	—	65,000	—	11.70
22 August 2005	40,000	—	9.765	—

The table below shows the dealings for value by Credit Suisse First Boston (Europe) Limited, member of the CSFB Group, for its own account in the HIL Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
30 May 2005	5 June 2005	5,706,000	—	10.78	10.78	10.78	—	—	—
18 July 2005	24 July 2005	—	600,000	—	—	—	11.17	11.17	11.17
25 July 2005	31 July 2005	—	1,684,000	—	—	—	11.19	11.21	11.17
1 August 2005	8 August 2005	—	1,327,000	—	—	—	11.69	11.69	11.69

Note: The highest and lowest transaction prices for buying HIL Shares during this period were both HK$10.78. The highest and lowest transaction prices for selling HIL Shares during this period were HK$11.69 and HK$11.17 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
23 August 2005	175,000	—	10.92	10.92	10.92	—	—	—
24 August 2005	180,000	—	10.84	10.84	10.84	—	—	—
25 August 2005	53,000	—	10.89	10.89	10.89	—	—	—
21 September 2005	350,000	—	11.09	11.09	11.09	—	—	—
6 October 2005	180,000	—	10.79	10.79	10.79	—	—	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.09 and HK$10.79 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell Price
17 October 2005	26,000	—	10.78	—
18 October 2005	90,000	—	10.67	—
19 October 2005	264,000	—	10.60	—
24 October 2005	76,000	—	10.68	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$10.78 and HK$10.60 respectively.

The table below shows the dealings for value by Credit Suisse First Boston International, member of the CSFB Group, for its own account, in the HIL Shares during the Disclosure Peroid:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
30 May 2005	5 June 2005	—	300,000	—	—	—	10.70	10.70	10.70

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$10.70.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell price
10 November 2005	—	100,000	—	12.70

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$12.70.

The table below shows the dealings for value by CSFB, member of the CSFB Group, for its own account in the HIL Shares during the Disclosure Period: (As at the Latest Practicable Date, CSFB does not hold any HIL Shares for its own account).

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 May 2005	15 May 2005	119,000	—	—	11.65	11.50	—	—	—
16 May 2005	22 May 2005	—	420,000	—	—	—	10.75	10.75	10.75
23 May 2005	29 May 2005	41,000	—	10.40	10.40	10.40	—	—	—
30 May 2005	5 June 2005	—	2,332,000	—	—	—	10.67	10.78	10.60
6 June 2005	12 June 2005	—	816	—	—	—	10.45	10.45	10.45
20 June 2005	26 June 2005	200,000	—	10.95	10.95	10.95	—	—	—
27 June 2005	3 July 2005	100,000	—	10.95	10.95	10.95	—	—	—
4 July 2005	10 July 2005	—	124,000	—	—	—	10.80	10.80	10.80
11 July 2005	17 July 2005	289,000	—	10.89	10.90	10.87	—	—	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.65 and HK$10.40 respectively. The highest and lowest transaction prices for selling HIL Shares during this period were HK$10.80 and HK$10.45 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
15 August 2005	69,000	—	11.20	11.20	11.20	—	—	—
17 August 2005	—	620	—	—	—	11.00	11.00	11.00
26 August 2005	—	102,000	—	—	—	11.00	11.00	11.00
6 September 2005	—	241,000	—	—	—	11.10	11.10	11.10
14 September 2005	12,177	62,177	10.80	10.80	10.80	11.10	11.10	11.10
16 September 2005	—	71,000	—	—	—	11.10	11.10	11.10

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.20 and HK$10.80 respectively. The highest and lowest transaction prices for selling HIL Shares during this period were HK$11.10 and HK$11.00 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell price
19 October 2005	—	20,000	—	10.55
19 October 2005	—	20,000	—	10.55
19 October 2005	—	30,000	—	10.55

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$10.55.

Save as disclosed above, none of the Controlling Parties and the Excluded Parties owned or controlled any HIL Shareholdings as at the Latest Practicable Date or dealt for value in HIL Shareholdings during the Disclosure Period.

(v) As at the Latest Practicable Date, the following persons acting in concert with or presumed to be acting in concert with HLD (other than the HLD Directors whose interests and dealings (if any) in the HLD Shares are set out in sub-paragraph (iii) above) owned or controlled the following HLD Shares:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
Name	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Siu Lun	1	10,000	—	—	—	10,000	0.00
Lee Wun Yiu	2	50,000	—	—	—	50,000	0.00
Salina Yang	3	2,000	—	—	—	2,000	0.00
Lau May Kwan	4	24,000	—	—	—	24,000	0.00
Ngan Hei Development Company Limited	5	—	—	19,800	—	19,800	0.00
Yang Hsueh Chin	5	—	—	19,800	—	19,800	0.00
Members of the CSFB Group	6	—	—	19,464,803	—	19,464,803	1.07

Notes:

1. Lee Siu Lun is the brother of Lee Shau Kee, who is an HLD Director. Lee Siu Lun was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

2. Lee Wun Yiu is the sister of Lee Shau Kee, who is an HLD Director. Lee Wun Yiu was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Salina Yang is the wife of Jackson Woo Ka Biu, who is the son of, and an alternate HLD Director to, Woo Po-shing, an HLD Director. Salina Yang was therefore presumed to be a party acting in concert with HLD under the Takeovers Code and her interests set out in this paragraph (v) are duplicated in the family interests of Jackson Woo Ka Biu described in Note 10 to paragraph (iii) above.

4. Lau May Kwan is the wife of Kan Fook Yee, who is an HLD Director. Lau May Kwan was therefore presumed to be a party acting in concert with HLD under the Takeovers Code and her interests set out in this paragraph (v) are duplicated in the family interests of Kan Fook Yee described in Note 5 to paragraph (iii) above.

5. Ngan Hei Development Company Limited was 50% each owned by each of Lee King Yue, an HLD Director, and his wife, Yang Hsueh Chin. Ngan Hei Development Company Limited and Yang Hsueh Chin were therefore presumed to be parties acting in concert with HLD under the Takeovers Code and their interests are duplicated in this paragraph (v) and are also duplicated in the corporate interests of Lee King Yue in Note 6 to paragraph (iii) above.

6. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston International and CSFB, all being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

The table below shows the dealings for value by CSFB, member of the CSFB Group, for its own account in the HLD Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 May 2005	15 May 2005	169,000	15,000	35.93	36.20	35.83	36.20	36.20	36.20
16 May 2005	22 May 2005	547,000	561,000	35.02	35.80	34.77	35.06	35.60	34.60
23 May 2005	29 May 2005	567,000	—	34.42	34.70	34.08	—	—	—
30 May 2005	5 June 2005	1,692,000	45,000	35.38	35.90	34.86	35.41	35.57	35.10
6 June 2005	12 June 2005	130,000	48,000	35.40	35.40	35.40	35.10	35.10	35.10
13 June 2005	19 June 2005	325,000	—	35.18	35.50	34.99	—	—	—
20 June 2005	26 June 2005	401,000	300,000	36.49	36.90	35.30	35.32	35.32	35.32
27 June 2005	3 July 2005	2,564,000	50,000	37.06	37.30	36.70	37.20	37.20	37.20
4 July 2005	10 July 2005	321,000	822,000	36.20	36.55	35.65	35.60	36.50	35.59
11 July 2005	17 July 2005	1,745,000	247,000	37.90	38.01	37.22	36.62	38.00	36.00
18 July 2005	24 July 2005	5,798,000	9,000	39.02	39.43	38.20	39.40	39.40	39.40
25 July 2005	31 July 2005	14,016	30,000	39.20	39.20	38.95	39.15	39.15	39.15
1 August 2005	8 August 2005	3,480,500	132,000	40.37	41.00	39.05	40.90	41.05	40.30

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$41.00 and HK$34.08 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$41.05 and HK$34.60 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 August 2005	—	155,000	—	—	—	40.01	40.01	40.01
10 August 2005	—	228,000	—	—	—	40.34	40.60	40.25
12 August 2005	60,000	195,000	39.57	39.57	39.57	39.52	39.60	39.45
15 August 2005	—	830,000	—	—	—	38.95	38.95	38.85
17 August 2005	505,000	—	39.67	39.95	39.05	—	—	—
18 August 2005	450,000	9,000	39.53	40.05	39.05	39.60	39.60	39.60
19 August 2005	326,000	100,000	39.04	39.35	38.90	39.00	39.00	39.00
24 August 2005	—	169,000	—	—	—	38.01	38.20	37.90
25 August 2005	—	100,000	—	—	—	38.10	38.15	38.05
26 August 2005	—	1,000,000	—	—	—	37.76	37.95	37.70
29 August 2005	—	350,000	—	—	—	37.89	37.95	37.80
31 August 2005	290,000	—	38.62	38.62	38.62	—	—	—
2 September 2005	237,000	—	39.28	39.28	39.28	—	—	—
5 September 2005	510,000	50,000	39.83	39.83	39.83	39.60	39.60	39.60
6 September 2005	329,000	100,000	39.63	39.68	39.30	39.70	39.70	39.70
7 September 2005	55,000	20,000	39.70	39.70	39.70	39.50	39.50	39.50
8 September 2005	92,000	—	39.19	39.30	39.06	—	—	—
9 September 2005	170,000	—	39.07	39.25	39.05	—	—	—
14 September 2005	160,000	—	38.77	38.77	38.77	—	—	—
15 September 2005	160,000	255,000	38.47	38.47	38.47	38.45	38.52	38.40
16 September 2005	—	281,000	—	—	—	38.09	38.20	38.05
20 September 2005	386,000	158,000	38.37	38.52	38.25	38.16	38.40	38.00
21 September 2005	178,000	34,000	38.61	38.61	38.61	38.80	38.80	38.80
22 September 2005	506,000	—	38.43	38.44	38.43	—	—	—
23 September 2005	673,000	510,000	38.04	38.16	38.00	38.11	38.30	38.10
26 September 2005	26,000	—	38.15	38.15	38.15	—	—	—
27 September 2005	223,000	—	38.54	38.59	38.49	—	—	—
28 September 2005	139,500	—	38.30	38.35	38.30	—	—	—
29 September 2005	226,000	—	38.73	38.73	38.73	—	—	—
30 September 2005	590,000	—	38.77	38.77	38.77	—	—	—
3 October 2005	1,000,000	100,000	39.03	39.03	39.03	39.05	39.05	39.05
4 October 2005	925	—	39.10	39.10	39.10	—	—	—
5 October 2005	275,000	1,000	38.35	38.85	38.35	38.40	38.40	38.40
6 October 2005	50,000	28,000	37.75	37.75	37.75	37.85	37.85	37.85
7 October 2005	1,600,000	—	37.08	37.08	37.08	—	—	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$40.05 and HK$37.08 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$40.60 and HK$37.70 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
10 October 2005	—	20,000	—	36.98
10 October 2005	100,000	—	36.60	—
12 October 2005	—	126,000	—	36.03
12 October 2005	34,000	—	36.88	—
13 October 2005	—	9,000	—	35.90
13 October 2005	460,000	—	35.85	—
14 October 2005	—	86,000	—	35.56
14 October 2005	750,000	—	35.62	—
14 October 2005	25,000	—	35.52	—
17 October 2005	—	2,000	—	36.35
17 October 2005	—	80,000	—	35.88
17 October 2005	32,000	—	35.76	—
18 October 2005	2,000	—	35.90	—
18 October 2005	—	16,000	—	36.10
18 October 2005	280,000	—	35.85	—
18 October 2005	—	600,000	—	35.95
19 October 2005	—	137,000	—	35.52
19 October 2005	400,000	—	35.55	—
20 October 2005	—	57,000	—	35.61
20 October 2005	—	50,000	—	35.65
20 October 2005	—	50,000	—	35.70
21 October 2005	1,000	—	35.55	—
21 October 2005	1,000	—	35.65	—
21 October 2005	1,000	—	35.65	—
21 October 2005	1,000	—	35.70	—
21 October 2005	4,000	—	35.65	—
21 October 2005	5,000	—	35.55	—
21 October 2005	5,000	—	35.75	—
21 October 2005	6,000	—	35.55	—
21 October 2005	9,000	—	35.60	—
21 October 2005	12,000	—	35.65	—
21 October 2005	13,000	—	35.65	—
21 October 2005	15,000	—	35.45	—
21 October 2005	19,000	—	35.65	—
21 October 2005	22,000	—	35.45	—
21 October 2005	29,000	—	35.55	—
21 October 2005	30,000	—	35.35	—
21 October 2005	41,000	—	35.30	—
24 October 2005	—	72,000	—	35.11
24 October 2005	154,000	—	35.35	—
25 October 2005	—	5,000	—	35.80
25 October 2005	—	49,000	—	35.65

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
25 October 2005	—	177,000	—	35.70
26 October 2005	50,000	—	35.05	—
27 October 2005	30,000	—	34.78	—
27 October 2005	300,000	—	34.80	—
28 October 2005	—	109,000	—	34.24
28 October 2005	30,000	—	34.15	—
28 October 2005	—	100,000	—	34.28
28 October 2005	300,000	—	34.15	—
28 October 2005	—	1,000,000	—	34.22
31 October 2005	100,000	—	34.60	—
31 October 2005	153,000	—	34.45	—
31 October 2005	—	100,000	—	34.60
31 October 2005	—	100,000	—	34.60
1 November 2005	26,000	—	34.78	—
1 November 2005	—	2,411,000	—	34.78
2 November 2005	—	600	—	35.00
2 November 2005	50,000	—	34.56	—
2 November 2005	100,000	—	34.55	—
2 November 2005	—	1,189,000	—	34.61
2 November 2005	—	1,000,000	—	34.57
2 November 2005	50,000	—	34.35	—
3 November 2005	—	46,000	—	34.75
3 November 2005	—	50,000	—	34.90
3 November 2005	—	50,000	—	34.95
3 November 2005	—	50,000	—	34.95
3 November 2005	—	59,000	—	34.85
3 November 2005	70,000	—	34.60	—
3 November 2005	—	100,000	—	34.70
3 November 2005	—	100,000	—	34.75
3 November 2005	—	100,000	—	34.80
3 November 2005	—	100,000	—	34.80
3 November 2005	—	100,000	—	34.85
3 November 2005	—	110,000	—	34.70
3 November 2005	2,084	—	34.85	—
3 November 2005	—	2,084	—	34.25
3 November 2005	—	30,000	—	35.00
3 November 2005	—	100,000	—	34.80
3 November 2005	—	50,000	—	35.05
4 November 2005	—	11,000	—	34.50
4 November 2005	30,000	—	34.45	—
4 November 2005	80,000	—	34.35	—
4 November 2005	100,000	—	34.55	—
4 November 2005	100,000	—	34.60	—
10 November 2005	—	50,000	—	33.90

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
10 November 2005	50,000	—	34.20	—
10 November 2005	490,000	—	33.98	—
11 November 2005	60,000	—	34.84	—
11 November 2005	90,000	—	34.60	—
14 November 2005	70,000	—	35.11	—
14 November 2005	—	1,100,000	—	35.12
16 November 2005	35,000	—	34.45	—
16 November 2005	9,000	—	34.15	—
16 November 2005	136,000	—	34.45	—
16 November 2005	141,000	—	34.30	—
16 November 2005	100,000	—	34.45	—
17 November 2005	—	20,000	—	35.00
18 November 2005	20,000	—	34.65	—
22 November 2005	100,000	—	34.10	—
22 November 2005	100,000	—	34.10	—
22 November 2005	30,000	—	34.05	—
23 November 2005	243,000	—	34.90	—
24 November 2005	—	20,000	—	35.60
24 November 2005	412,000	—	35.56	—
25 November 2005	50,000	—	35.50	—
28 November 2005	20,000	—	35.30	—
28 November 2005	—	200,000	—	35.30
1 December 2005	—	131,000	—	34.85
2 December 2005	—	584,000	—	34.99
5 December 2005	50,000	—	34.90	—
5 December 2005	—	50,000	—	34.80
5 December 2005	—	202,000	—	34.95
6 December 2005	—	100,000	—	34.84
7 December 2005	35,000	—	34.40	—
7 December 2005	—	20,000	—	34.90
8 December 2005	—	13,000	—	34.50
8 December 2005	100,000	—	34.35	—
9 December 2005	—	50,000	—	34.40
9 December 2005	50,000	—	34.50	—
13 December 2005	70,000	—	34.14	—
14 December 2005	60,000	—	34.83	—
14 December 2005	—	350,000	—	34.41
15 December 2005	—	400,000	—	36.09
16 December 2005	—	250,000	—	36.54

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$36.88 and HK$33.98 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$36.98 and HK$33.90 respectively.

The table below shows the dealings for value by Credit Suisse First Boston International, member of the CSFB Group, for its own account in the HLD Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
23 May 2005	29 May 2005	300,000	—	34.76	34.76	34.76	—	—	—
30 May 2005	5 June 2005	60,000	100,000	35.58	35.58	35.58	35.74	35.74	35.74
11 July 2005	17 July 2005	75,000	62,000	38.21	38.21	38.21	37.91	38.24	36.52
18 July 2005	24 July 2005	—	45,000	—	—	—	38.80	38.80	38.80
1 August 2005	8 August 2005	—	125,000	—	—	—	40.80	40.80	40.80

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$38.21 and HK$34.76 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$40.80 and HK$35.74 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
19 August 2005	200,000	—	39.00	39.00	39.00	—	—	—
24 August 2005	100,000	—	37.91	37.91	37.91	—	—	—
31 August 2005	50,000	—	38.68	38.68	38.68	—	—	—
5 September 2005	—	50,000	—	—	—	39.60	39.60	39.60
14 September 2005	60,000	—	38.85	38.85	38.85	—	—	—
15 September 2005	200,000	—	38.40	38.40	38.40	—	—	—
16 September 2005	575,000	—	38.05	38.05	38.05	—	—	—
20 September 2005	—	62,000	—	—	—	38.38	38.40	38.32
22 September 2005	—	170,000	—	—	—	38.50	38.50	38.50
23 September 2005	480,000	—	38.00	38.00	38.00	—	—	—
26 September 2005	—	50,000	—	—	—	37.77	37.77	37.77
27 September 2005	100,000	—	38.59	38.59	38.59	—	—	—
28 September 2005	103,000	—	38.35	38.35	38.35	—	—	—
29 September 2005	226,000	—	38.73	38.73	38.73	—	—	—
30 September 2005	673,000	—	38.78	38.83	38.77	—	—	—
3 October 2005	440,000	100,000	38.75	38.75	38.75	39.05	39.05	39.05
5 October 2005	324,000	—	38.40	38.69	38.35	—	—	—
6 October 2005	250,000	—	37.74	37.75	37.74	—	—	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$39.00 and HK$37.74 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$39.60 and HK$37.77 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	*Sell*	*Buy price*	*Sell price*
10 October 2005	500,000	—	36.80	—
12 October 2005	105,000	—	35.91	—
12 October 2005	130,000	—	35.85	—
13 October 2005	460,000	—	35.85	—
14 October 2005	50,000	—	35.46	—
14 October 2005	750,000	—	35.62	—
14 October 2005	—	180,000	—	35.40
18 October 2005	200,000	—	35.70	—
18 October 2005	280,000	—	35.85	—
18 October 2005	320,000	—	36.00	—
19 October 2005	400,000	—	35.55	—
20 October 2005	—	250,000	—	35.50
20 October 2005	336,000	—	35.62	—
20 October 2005	500,000	—	35.25	—
24 October 2005	154,000	—	35.35	—
26 October 2005	50,000	—	35.05	—
27 October 2005	300,000	—	34.80	—
27 October 2005	—	50,000	—	34.93
28 October 2005	—	100,000	—	34.28
28 October 2005	300,000	—	34.15	—
2 November 2005	100,000	—	34.55	—
3 November 2005	70,000	—	34.60	—
3 November 2005	400,000	—	34.75	—
4 November 2005	300,000	—	34.54	—
4 November 2005	30,000	—	34.45	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$36.80 and HK$34.15 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$35.50 and HK$34.28 respectively.

Save as disclosed above, none of the parties acting in concert with or presumed to be acting in concert with HLD owned or controlled any HLD Shareholdings as at the Latest Practicable Date or dealt for value in any HLD Shareholdings during the Disclosure Period.

(vi) As at the Latest Practicable Date, no person had irrevocably committed to accept or reject the Proposal.

(vii) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between HLD or any person acting in concert with HLD and any other person.

(b) **Other interests**

As at the Latest Practicable Date,

(i) no agreement, arrangement or understanding (including any compensation arrangement) existed between HLD or any person acting in concert with HLD and any of the HIL Directors or recent HIL Directors, HIL Shareholders or recent HIL Shareholders having any connection with or dependence upon the Proposal; and

(ii) there were no agreements or arrangements to which HLD was a party and which related to the circumstances in which it might or might not invoke or seek to invoke a condition to the Proposal.

(c) **Repurchases of HLD Shares**

HLD did not repurchase any HLD Shares during the period commencing on 30 June 2005 and ending on the Latest Practicable Date.

4. SHARE CAPITAL

On 20 October 2003, the HLD Directors, pursuant to the powers given to them in an ordinary resolution passed by the HLD Shareholders at a general meeting held on 18 December 2002, resolved to increase the authorised share capital of HLD from HK$3,600,000,000 to HK$4,000,000,000 by the creation of an additional 200,000,000 HLD Shares ranking for dividend and in all other respects *pari passu* with the existing HLD Shares.

A share placement arrangement was made on 6 October 2003 pursuant to which HLD issued 92,440,000 HLD Shares at a price of HK$32.45 per HLD Share for top-up placing.

By an ordinary resolution passed by the HLD Shareholders at a general meeting held on 6 December 2004, the authorised share capital of HLD was increased from HK$4,000,000,000 to HK$5,200,000,000 by the creation of an additional 600,000,000 HLD Shares ranking in all respects pari passu with the existing HLD Shares.

Save as disclosed above, there were no alterations to the share capital of HLD during the two financial years preceding the Announcement Date.

5. MATERIAL CONTRACTS

After the date two years preceding the Announcement Date, neither HLD nor any of its subsidiaries (apart from HIL) entered into any contracts which were or might be material other than in the ordinary course of business carried on or intended to be carried on by the HLD Group.

6. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HLD Group.

7. MISCELLANEOUS

(a) The emoluments of the HLD Directors will not be affected by the Scheme or by any other associated transaction.

(b) The beneficial interests in the HIL Shares of the Excluded Parties are set out in the section headed "Shareholding Structure, Information relating to the interests of the Controlling Parties and the Excluded Parties" in the Explanatory Statement on pages 84 and 85 of this document. Those parties which are principal corporate members of the Controlling Parties and the Excluded Parties are Banshing, Markshing, Covite, Gainwise and Darnman (all of which are wholly-owned subsidiaries of HLD), Fu Sang, Tako Assets and Thommen (both of which are wholly-owned subsidiaries of Hong Kong Ferry). Their addresses and the names of their directors are set out below:

Name	Address	Directors
HLD	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing), Jackson Woo Ka Biu (as alternate to Woo Po Shing), Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong
Banshing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Markshing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Covite	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing

Name	Address	Directors
Gainwise	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Darnman	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Fu Sang	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Tat Man, Colin Lam Ko Yin (as alternate to Lee Tat Man) and Lee Ka Shing
Tako Assets	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	Colin Lam Ko Yin, Leung Hay Man and Li Ning
Thommen	98 Tam Kon Shan Road, Ngau Kok Wan, North Tsing Yi, New Territories, Hong Kong	Colin Lam Ko Yin, Li Ning and Leung Hay Man

The ultimate controlling shareholder of HLD, Banshing, Markshing, Covite, Gainwise and Darnman and Fu Sang is Hopkins (Cayman) Limited, the trustee of the Unit Trust as described in Note 1 to paragraph (a)(ii) in Section 3 of Appendix IV to this document. The directors of Hopkins (Cayman) Limited are Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin and Charles Hall. The ultimate parent company of HLD, Banshing, Markshing, Covite, Gainwise and Darnman is Henderson Development. The directors of Henderson Development are Lee Shau Kee, Lee Ka Kit, Lee Ka Shing, Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin (also alternate director of Lee Tat Man) and Woo Po Shing.

The ultimate parent company of Tako Assets and Thommen is Hong Kong Ferry. The ultimate controlling shareholder of Tako Assets, Thommen and Hong Kong Ferry is Hopkins (Cayman) Limited. The directors of Hong Kong Ferry are Colin Lam Ko Yin, Li Ning, Eddie Lau Yum Chuen, Lee Shau Kee, Leung Hay Man, Peter Wong Man Kong, Alexander Au Siu Kee, Norman Ho Hau Chong, Michael Kan Yuet Loong and Wu King Cheong.

The individual members of the Excluded Parties and their respective addresses are as follows:

Name	Address
Lee Shau Kee	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Ho Wing Fun	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee King Yue	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee Tat Man	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Leung Sing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lo Tak Shing	Room 3501, Gloucester Tower, The Landmark, Hong Kong
Fung Chun Wah	18th Floor, Hoover Court, 7-9 MacDonnell Road, Hong Kong
Lam Ko Yu	Room 2206, Wellborne Commercial Centre, 8 Java Road, Hong Kong
Lee Siu Lun	32nd Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

(c) The registered office of CSFB is 45th - 46th Floors, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

8. CONSENTS

CSFB is deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO.

CSFB has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its opinions and the references to its name and opinions in the form and context in which they respectively appear.

Copies of the following documents are available for inspection at the offices of the solicitors for HIL, Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted), until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is the earliest:

(a) the memorandum of association and articles of association of HIL;

(b) the memorandum of association and articles of association of HLD;

(c) the audited consolidated financial statements of the HIL Group for each of the two financial years ended 30 June 2004 and 2005;

(d) the audited consolidated financial statements of the HLD Group for each of the two financial years ended 30 June 2004 and 2005;

(e) the letter from the Independent Director, the text of which is set out on pages 17 and 18 of this document;

(f) the letter from Platinum to the Independent Director, the text of which is set out on pages 19 to 63 of this document;

(g) the letter and summary of valuations from DTZ, the text of which are set out in Appendix III to this document, and the valuation certificates of DTZ;

(h) the letters of consent referred to in Section 8 of Appendix IV and Section 8 of Appendix V to this document; and

(i) a full list of dealings in the HIL Shares and the HLD Shares referred to in paragraph (a)(iv) and paragraph (a)(v) respectively in Section 3 of Appendix V to this document.

HCMP 2711/05

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

Scheme of Arrangement
(under Section 166 of the Companies Ordinance,
Chapter 32 of the Laws of Hong Kong)

between

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

the holders of Scheme Shares
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"CSFB Europe"	Credit Suisse First Boston (Europe) Limited, a company incorporated in the United Kingdom with limited liability
"CSFB International"	Credit Suisse First Boston International, a company incorporated in the United Kingdom with unlimited liability
"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 7 of this Scheme
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, CSFB Europe and CSFB International
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and whose HIL Shares are listed on the Stock Exchange
"HIL Shares"	ordinary shares of HK$0.20 each in the capital of HIL

"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and whose HLD Shares are listed on the Stock Exchange
"HLD Shares"	ordinary shares of HK$2.00 each in the capital of HLD
"holder(s)"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Record Time"	5:00 p.m. Hong Kong time on a day on which the Stock Exchange is open for dealings in securities and immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification thereof or addition thereto or conditions approved or imposed by the Court
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"HK$"	Hong Kong dollars

(B) The authorised capital of HIL at the date of this Scheme is HK$720,000,000 divided into 3,600,000,000 HIL Shares 2,817,327,395 of which have been issued and are fully paid and the remainder are unissued.

(C) The primary purpose of this Scheme is that HIL shall become a wholly-owned subsidiary of HLD and the holders of Scheme Shares shall become shareholders of HLD.

(D) As at the date of this Scheme, an aggregate of 2,070,243,859 HIL Shares representing 73.48% of the issued capital of HIL were beneficially owned by the Controlling Parties, all being wholly-owned subsidiaries of HLD, and registered as follows:

Name of Controlling Parties	Name of Registered Holders	Number of HIL Shares
Markshing	Markshing	342,705,418
	Arsenton Nominees Limited	259,463,000
Darnman	Darnman	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
Covite	Covite	363,328,900
Banshing	Banshing	501,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
	HKSCC Nominees Limited	250,000,000

Each of the Controlling Parties has undertaken that in relation to such HIL Shares in which it is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses.

(E) As at the date of this Scheme, an aggregate of 57,014,064 HIL Shares representing 2.03% of the issued capital of HIL were beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of Registered Holders	Number of HIL Shares
Lee Shau Kee	Lee Shau Kee	9,482,962
	Hang Seng (Nominee) Limited	25,287,762
	Superb Nominees Limited	9,212
Fu Sang	Fu Sang	5,615,148
Ho Wing Fun	Ho Wing Fun	1,100
Lee King Yue	Lee King Yue	26,739
	HKSCC Nominees Limited	975,000
Lee Tat Man	Hang Seng (Nominee) Limited	6,666
Leung Sing	HKSCC Nominees Limited	150,000
Lo Tak Shing	Lo Tak Shing	4,375
	HKSCC Nominees Limited	400,000
Fung Chun Wah	HKSCC Nominees Limited	1,751,000
Lam Ko Yu	HKSCC Nominees Limited	389,000
Lee Siu Lun	HKSCC Nominees Limited	4,897,100
Tako Assets	HKSCC Nominees Limited	3,000,000
Thommen	HKSCC Nominees Limited	1,406,000
CSFB Europe	HKSCC Nominees Limited	3,489,000
CSFB International	HKSCC Nominees Limited	123,000

Each of the Excluded Parties, by virtue of his or her directorships in HLD or his or her or its relationship with HLD or with one or more of the directors of HLD, are presumed to be acting in concert with HLD under The Code on Takeovers and Mergers and has accordingly undertaken that in relation to such HIL Shares in which each of them is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses and will procure that such HIL Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of approving this Scheme.

(F) Further, by virtue of the Rules Governing the Listing of Securities on the Stock Exchange, no HLD Shares may be allotted and issued to the connected persons of HLD comprising the Excluded Parties other than Tako Assets, Thommen, CSFB Europe and CSFB International in the absence of approval by the independent holders of HLD Shares. Accordingly, HLD will pursuant to the terms of this Scheme procure Henderson Development, being the ultimate holding company of HLD, to transfer from its holdings HLD Shares to such holders of HIL Shares.

(G) HLD and each of the Controlling Parties and Excluded Parties have agreed to appear by Counsel at the hearing of the Petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by each of them for the purpose of giving effect to this Scheme.

THE SCHEME

PART I

Cancellation of the Scheme Shares

1. On the Effective Date:

   (a) the authorised and issued share capital of HIL shall be reduced by cancelling and extinguishing the Scheme Shares;

   (b) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of HIL shall be increased to its former amount of HK$720,000,000 by the creation of such number of new HIL Shares as is equal to the number of the Scheme Shares cancelled; and

   (c) HIL shall apply the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-clause (a) of this Clause 1 in paying up in full at par the new HIL Shares to be created as aforesaid, which new HIL Shares shall be allotted and issued, credited as fully paid, to HLD or as HLD may direct.

PART II

Consideration for cancellation of the Scheme Shares

2. (a) In consideration of the cancellation and extinguishment of the Scheme Shares pursuant to Clause 1 of this Scheme, HLD shall, subject to sub-clause (b) of this Clause 2 and subject as hereinafter provided as regards fractions:

      (i) allot and issue to each holder of Scheme Shares (as appearing on the Register at the Record Time) other than those holders of Scheme Shares mentioned in paragraph (ii) of this sub-clause 2(a); and

      (ii) procure Henderson Development to transfer to such holders of Scheme Shares beneficially owned by the Excluded Parties other than Tako Assets, Thommen, CSFB Europe and CSFB International;

   HLD Shares, credited as fully paid, in the proportion of one HLD Share for every 2.5 Scheme Shares then held by them provided that no holder of any Scheme Shares shall be entitled to have allotted and issued, or transferred, to him a fraction of an HLD Share.

   (b) In any case where the directors of HLD or HIL have been advised that the allotment and issue of the HLD Shares to a holder of Scheme Shares under sub-clause (a)(i) of this Clause 2 may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the directors of HLD or HIL regard as unduly onerous by

reason of delay, expense or otherwise, HLD may allot and issue the relevant HLD Shares to a person selected by the directors of HLD who shall sell the same and account to such holder of Scheme Shares for the net proceeds of sale in full satisfaction of his rights to the HLD Shares to which, but for this sub-clause (b) of Clause 2, he would have become entitled under this Scheme except that no payment will be made of any amount of less than HK$50, which will be retained for the benefit of HLD.

PART III

General

3. The HLD Shares to be allotted and issued pursuant to Clause 2 of this Scheme shall form one class with and rank *pari passu* in all respects with the existing HLD Shares.

4. (a) Not later than seven days after the Effective Date, HLD shall effect as of the Effective Date the allotment and issue, or transfer, of the HLD Shares pursuant to Clause 2 of this Scheme.

   (b) Not later than ten days after the Effective Date, HLD shall deliver or cause to be delivered (except to the extent to which it may be prohibited by law in any part of the world from so doing) the certificates for the HLD Shares allotted and issued, or transferred, in accordance with Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so allotted and issued or transferred by sending such certificates through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

   (i) (subject to (iii) below) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Record Time; or

   (ii) (subject to (iii) below) in the case of joint holders to the registered address as appearing on the Register at the Record Time of the joint holder whose name then stands first on the Register in respect of the relevant joint holding; or

   (iii) in the case of the HLD Shares allotted and issued pursuant to sub-clause (b) of Clause 2 of this Scheme, to the relevant person nominated for the purposes by the directors of HLD,

   Provided that the foregoing shall not preclude HLD from delivering or procuring to be delivered the certificates for the HLD Shares allotted and issued, or transferred, as aforesaid to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of HIL, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) Not later than 28 days after the Effective Date, HLD shall deliver or cause to be delivered (except to the extent to which it may be prohibited by law from so doing) the cheques representing the net proceeds of sale payable by HLD in accordance with sub-clause (b) of Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so payable by sending such cheques through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

(i) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Record Time; or

(ii) in the case of joint holders to the registered address as appearing on the Register at the Record Time of the joint-holder whose name then stands first on the Register in respect of the relevant joint holding.

Provided that the foregoing shall not preclude HLD from delivering or procuring to be delivered the cheques representing the net proceeds of sale to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of HIL, Standard Registrars Limited, at the relevant address aforesaid. All cheques shall be drawn on a licensed bank in Hong Kong or, if the amount of such proceeds has been converted to a currency other than Hong Kong dollars, a bank carrying on business in the country in which such currency is legal tender and made payable to the order of the person or persons to whom in accordance with the foregoing provisions of this Clause 4 the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to HLD for the moneys represented thereby.

(d) All certificates and cheques shall be posted at the risk of the addressees and other persons entitled thereto and neither HLD nor HIL shall be responsible for any loss or delay in transmission.

(e) In case where delivery of any certificate for the HLD Shares has been returned undelivered, then in every such case the same shall be retained at the registered office of HLD pending their collection, but that nothing in this provision shall limit or restrict the application of any provisions in the articles of association of HLD from time to time regarding untraceable shareholders.

(f) On or after the day being six calendar months after the posting of the cheques pursuant to sub-clause (c) of this Clause 4, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in HLD's name with a licensed bank in Hong Kong selected by HLD. HLD shall hold such monies until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to sub-clause (b) of Clause 2 of this Scheme to persons who satisfy HLD that they are respectively entitled thereto and the cheques referred to in sub-clause (c) of this Clause 4 of which they are payees have not been cashed. Any payments made by HLD hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to sub-clause (b) of Clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of any interest or withholding tax or any other deductions required by law. HLD shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of HLD to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(g) On the expiration of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under this Scheme and HLD shall retain the balance, if any, of the sums standing to the credit of the deposit account referred to in sub-clause (f) of this Clause 4 including accrued interest subject, if applicable, to the deduction of any interest or withholding tax or any expenses incurred in effecting the transfer.

(h) The preceding sub-clauses of this Clause 4 shall take effect subject to any prohibition or condition imposed by law.

5. Each instrument of transfer and certificate validly subsisting at the Record Time in respect of a transfer or holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every holder of such certificate shall be bound at the request of HIL to deliver up the same to HIL for the cancellation thereof.

6. All mandates or relevant instructions to HIL in force at the Record Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

7. This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under Section 166 of the Companies Ordinance, Chapter 32 of the Laws of the Hong Kong Special Administrative Region, and confirming, under Section 60 of the same Ordinance, the reduction of capital provided for in this Scheme, together with a minute relating to the share capital of HIL and containing the particulars required by Section 61 of such Ordinance, shall have been duly registered by the Registrar of Companies.

8. Unless this Scheme shall have become effective on or before 30 June 2006 or such later date, if any, as the Court may allow, this Scheme shall lapse.

9. HIL and HLD may jointly consent for and on behalf of all concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

10. All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect shall be borne by HLD.

Dated 22 December 2005

HCMP 2711/05

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of
HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 20 December 2005 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Henderson Investment Limited (恒基兆業發展有限公司) other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the aforementioned holders of ordinary shares of HK$0.20 each and that such Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. at which place and time all such holders of ordinary shares of HK$0.20 each in the capital of the Company are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 166A of the above-mentioned Ordinance are incorporated in the composite document of which this Notice forms part.

The above-mentioned holders of ordinary shares of HK$0.20 each in the capital of the Company may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

It is requested that forms appointing proxies be lodged with the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlements to attend and vote at the Meeting, the Register of Members of the Company will be closed between 18 January 2006 to 20 January 2006, both dates inclusive.

By the same Order, the Court has appointed Philip Yuen Pak Yiu or, failing him, Augustine Wong Ho Ming or, failing him, Sit Pak Wing to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 22 December 2005

WOO, KWAN, LEE & LO
27th Floor, Jardine House
1 Connaught Place
Central,
Hong Kong

Solicitors for Henderson Investment Limited



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:30 a.m. (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"THAT:

(A) the Scheme of Arrangement dated 22 December 2005 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the authorised capital of the Company be increased to its former amount of HK$720,000,000 by the creation of such number of new ordinary shares of HK$0.20 each in the capital of the Company as is equal to the number of the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares of HK$0.20 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to Henderson Land Development Company Limited or as it may direct and the Directors of the Company be and are hereby unconditionally authorized to allot and issue the same accordingly."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Dated 22 December 2005

Registered Office:
72nd - 76th Floors,
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the above Meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

(ii) A white form of proxy for use at the Meeting is enclosed herewith.

(iii) The white form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited with the Registrar of the Company, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Meeting or adjourned Meeting or poll (as the case may be) and in default the form of proxy shall not be treated as valid. Completion and delivery of the form of proxy will not preclude a member from attending and voting in person at the Meeting or poll concerned and, in such event, his form of proxy shall be deemed to have been revoked.

(iv) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members in respect of such share shall alone be entitled to vote in respect thereof.

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

附註：

(i) 凡有權出席上述會議及投票之股東，均有權委任超過一名代表代其出席及投票。委任代表毋須為本公司股東，惟必須親自代其出席會議。

(ii) 隨附該會議適用之白色代表委任表格。

(iii) 白色代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在該會議或其任何續會或投票表決(視情況而定)之指定舉行時間48小時前交回本公司之股份過戶登記處，標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或於二零零六年一月二日後，地址為香港皇后大道東28號金鐘匯中心26樓)，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席會議及於會上投票或參與所述之投票表決，在這情況下，其代表委任表格將被視為作廢。

(iv) 倘屬任何股份之聯名持有人，則任何一名有關人士可就該股份親自或委派代表出席該會議，猶如其為唯一獲授權之人士。若超過一名聯名持有人親自或委派代表出席該會議，則於股東名冊上排名較先之聯名持有人，方有權就有關股份在該會議上投票。



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

茲通告上述公司訂於二零零六年一月二十日星期五上午十一時三十分(或緊隨奉香港特別行政區高等法院之指令於同一地點及同一日召開持有本公司股本中每股面值港幣0.20元普通股之若干持有人之會議或其任何續會結束後)假座香港中環金融街八號四季酒店海景禮堂舉行股東特別大會，藉以考慮及酌情通過下列將提呈為特別決議案之決議案：

特別決議案

「**動議**：

(A) 批准本公司與計劃股份(定義見該計劃)持有人訂立一份日期為二零零五年十二月二十二日之協議安排(「該計劃」)，其形式依已提呈本會議之印刷本，而該印刷本經本會議主席簽署以資識別，並附有香港特別行政區高等法院所批准或施加之任何修訂或增補或附帶之條件；及

(B) 為使該計劃得以生效，於生效日期(定義見該計劃)：

(i) 註銷及撤銷計劃股份，藉以削減本公司之法定及已發行股本；

(ii) 待及緊隨該項削減股本生效後，本公司將藉增發相等於計劃股份所註銷之數目之本公司股本中每股面值港幣0.20元之新普通股，將其法定股本增至其之前之款額港幣720,000,000元；及

(iii) 本公司會將因削減股本所產生之賬面進賬額，用作按面值繳足上述將予增發之本公司股本中每股面值港幣0.20元之新普通股，該等新股份將會入賬列作繳足而配發及發行予恒基兆業地產有限公司或其可能指示之人士，並因此無條件授權本公司董事配發及發行該等新股份。」

承董事局命
秘書
廖祥源

日期：二零零五年十二月二十二日

法院指令會議通告

代表委任表格最遲須於該會議指定舉行時間48小時前送達本公司之股份過戶登記處，標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以及於二零零六年一月二日後，則為香港灣仔皇后大道東28號金鐘匯中心26樓)，倘不以此方式交回表格，則可於該會議上呈交予該會議之主席。

倘屬股份之聯名持有人，則只有排名首位之持有人親自或委派代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。

為釐定有權出席該會議並於會上投票之資格，本公司將於二零零六年一月十八日至二零零六年一月二十日(包括首尾兩日)暫停辦理股東過戶登記手續。

法院已透過上述命令委任阮北耀, Philip擔任該會議主席，或如其未能出席，則由黃浩明, Augustine擔任會議主席，或如其未能出席，則由薛伯榮擔任會議主席，法院並指令主席須向法院呈報該會議之結果。

協議計劃須待法院其後批准後，始能作實。

日期：二零零五年十二月二十二日

恒基兆業發展有限公司之律師

胡關李羅律師行

香港

中環

康樂廣場1號

怡和大廈27樓

高等法院雜項案件編號2711／05

香港特別行政區

高等法院

原訟法庭

雜項案件二零零五年第2711號

有關

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
及
有關

香港法例第三十二章
公司條例之事項

法 院 指 令 會 議 通 告

茲通告法院已於二零零五年十二月二十日就上述事項頒佈命令，指示持有上述恒基兆業發展有限公司股本中每股面值港幣0.20元普通股(敏勝置業有限公司、登銘置業有限公司、Gainwise Investment Limited、踞威置業有限公司及賓勝置業有限公司實益擁有之股份除外)之人士舉行會議，藉以考慮並酌情批准(不論是否作出修訂)擬由本公司與上述每股面值港幣0.20元普通股之持有人訂立之一項協議計劃。該會議訂於二零零六年一月二十日星期五上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行，請持有上述本公司股本中每股面值港幣0.20元普通股之全體人士依時出席。

根據上述條例第166A條須提供之協議計劃及説明函件均已包含於綜合文件(本通告為其一部分)內。

持有上述本公司股本中每股面值港幣0.20元普通股之人士可親身於該會議上投票，或可委任其他人士(不論是否本公司股東)代其出席及投票。本文件附奉該會議適用之粉紅色代表委任表格。

8. 除非本計劃於二零零六年六月三十日或之前，或經法院可能批准之較後日期(如有)生效，否則該計劃便告失效。

9. 恒基發展及恒基地產可聯名及代表所有有關人士，同意法院酌情批准對該計劃之任何修訂或增添或施加任何條件。

10. 該計劃本身及附帶之所有成本、費用與開支，以及實行該計劃之成本將由恒基地產承擔。

日期：二零零五年十二月二十二日

(f) 根據第4項條款(c)分條寄出支票後滿六個月之日或之後，恒基地產有權註銷或撤回當時仍未被兑現或已退回之未被兑現之支票，並將該等支票所代表之全部款項以恒基地產名義存放於一家由恒基地產選擇之香港持牌銀行之存款戶口內。恒基地產可持有該等款項直至自生效日期起計的六年屆滿，並於該日期之前，自該筆款項中提取款項付予令恒基地產相信彼等乃根據該計劃第2項條款(b)分條應得該等款項以及第4項條款(c)段所述以其為抬頭人之支票未被兑現之人士。恒基地產據此而支付之任何款項，應包括就各有關人士根據該計劃第2項條款(b)分條有權獲得款項所應計之任何利息(按存放該等款項之持牌銀行不時生效之年利率計算，惟須扣除(如適用)法例規定之任何利息或預扣税或任何其他扣減項目)。恒基地產有絕對酌情權決定是否信納任何人士有權獲得支票，及恒基地產證實任何人士是否有權獲得款項(視情況而定)，該決定為最終依據，並對索償有關款項之利益之所有人士具有約束力。

(g) 當生效日期起計之六年屆滿，恒基地產將獲解除根據該計劃作出任何付款之進一步責任及恒基地產須保留支付第4項條款(f)分條所述之當時存於銀行戶口結餘(如有)(包括所應計利息)，惟須扣減(如適用)利息税或任何預扣除或進行有關轉讓而產生之任何費用。

(h) 第4項條款之分條之實行，須受法律所施加之任何禁令或條件所限制。

5. 在記錄時間仍生效之轉讓文據及股票(涉及轉讓或持有任何數目之計劃股份)，於生效日期將不是該等計劃股份之有效轉讓文據或股票。該股票之持有人須按恒基發展要求，將計劃股份之股票交回恒基發展，予以註銷。

6. 於記錄時間，就有關計劃股份而向恒基發展發出之全部授權或其他指示，均不可為有效之授權或指示。

7. 該計劃將在根據香港特別行政區法例第三十二章公司條例第166條批准該計劃及根據該條例第60條確認該計劃規定之削減股本之法院指令之正本，連同有關恒基發展股本之會議記錄(載有該條例第61條規定之資料)交往公司註冊處處長登記後隨即生效。

(c) 在不遲於生效日期後二十八天，恒基地產須送交或促使送交(倘若此舉可能受到法律所禁止之情況則除外)金額相當於恒基地產根據該計劃第2項條款(b)分別應付之沽售所得款項淨額之支票予一名或以上應獲有關額金款，並透過預付了郵費之信封，將有關支票寄發(以空郵(倘適用))至該等人士之地址：

(i) 倘各自為唯一持有人，則寄往該持有人於記錄時間列於股東名冊之登記地址；或

(ii) 倘為聯名持有人，則寄往且就有關聯名持有而言，當時在股東名冊上名列首位之聯名持有人於記錄時間列於股東名冊之登記地址。

惟上述事宜不應阻礙恒基地產以郵寄以外之方式(待任何有關人士事先同意後)向有關人士，或可能於生效日期前書面通知恒基發展股份過戶登記處標準証券登記有限公司(地址見上文)所指示之任何人士送交或促使送交相當於沽售所得款項淨額之支票。所有支票須由香港一家持牌銀行發出，或倘若該所得款項之款額已兑換為港元之外之貨幣，則由該貨幣為其法定貨幣之國家之銀行發出有關支票。有關支票須根據本第4項條款所確立之收件人名稱為抬頭人，而任何該等支票之兑現須被視為完全解除恒基地產支付該支票所代表之金額之責任。

(d) 所有股票及支票須寄予收件人及有權收取有關股票及支票之其他人士，郵遞風險概由該等人士承擔，恒基發展或恒基地產均不會就傳遞上之任何遺失或延誤而承擔責任。

(e) 倘若退回而無法成功送交恒基地產股份之任何股票，則在這情況下，有關股票須保留在恒基地產之註冊辦事處，以待領取，惟本條文並不局限或限制恒基地產之公司組織章程細則內有關難以查察之股東之任何條文的應用。

條件或規定否則會被禁止的情況，則恒基地產可能會向恒基地產董事揀選之人士配發及發行相關恒基地產股份。該名人士將會出售該等恒基地產股份，並向計劃股份持有人支付銷售所得之款項淨額，以全面履行償付彼等於恒基地產股份之權利(若並無第2項條款(b)分條，其本應根據該計劃而有權享有)，惟須支付之款項少於港幣50元者，將保留予恒基地產。

第三部分

一般資料

3. 根據該計劃第2條款予以配發及發行之恒基地產股份，將組成一個組別，且在各方面與現有恒基地產股份享有同等權益。

4. (a) 在不遲於生效日期後七天，恒基地產須猶如於生效日期根據該計劃第2項條款配發及發行或轉讓恒基地產股份。

   (b) 在不遲於生效日期後十天，恒基地產須送交或促使送交(倘若此舉可能受到全球任何地方之法律所禁止之情況則除外)已配發及發行或轉讓之恒基地產股份之股票予應根據該計劃第2項條款獲配發及發行或轉讓恒基地產股份人士，並透過預付了郵費之信封寄發股票(以空郵(倘適用))至該等人士之地址：

   (i) (在下文(iii)之規限下)倘各自為唯一持有人，則寄往該持有人於記錄時間列於股東名冊之登記地址；或

   (ii) (在下文(iii)之規限下)倘為聯名持有人，則寄往就有關聯名持有而言，當時在股東名冊上名列首位之聯名持有人於記錄時間列於股東名冊之登記地址；或

   (iii) 倘若根據該計劃第2項條款(b)分條配發及發行恒基地產股份，則寄發予恒基地產董事就此提名之相關人士，

   惟上述事宜不應阻礙恒基地產以郵寄以外之方式(待任何有關人士事先同意後)向有關人士，或可能於生效日期前書面通知恒基發展股份過戶登記處標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或於二零零六年一月二日後，地址為香港灣仔皇后大道東28號金鐘匯中心26樓)所指示之任何人士如上文所述送交或促使送交獲配發及發行或轉讓之恒基地產股份之股票。

該計劃

第一部分
註銷計劃股份

1. 於生效日期：

   (a) 恒基發展法定及已發行股本將透過註銷及撤銷計劃股份而被削減；

   (b) 待及並緊隨該項削減股本生效後，恒基發展法定股本將藉增發相等於計劃股份所註銷之數目之新恒基發展股份而增加至其之前之款額港幣720,000,000元；及

   (c) 恒基發展會將因根據第1項條款(a)分條削減股本所產生之賬面進賬額，用作按面值繳足上述將予增發之新恒基發展股份。該等新恒基發展股份將會入賬列作繳足並予以配發及發行予恒基地產或其可能指定之人士。

第二部分
註銷計劃股份之代價

2. (a) 作為根據該計劃第1項條款註銷及撤銷計劃股份之代價，恒基地產須根據第2項條款(b)分條及以下有關零碎部份之條文：

   (i) 向於記錄時間名列股東名冊之各計劃股份持有人（不包括第2(a)分條(ii)段所述之該等計劃股份持有人）配發及發行恒基地產股份；及

   (ii) 促使恒基兆業向由Tako Assets、Thommen、CSFB Europe及CSFB International以外之除外人士實益擁有之計劃股份之持有人轉讓；

   恒基地產股份（入賬列為繳足），比例為彼等當時每持有2.5股計劃股份獲發1股恒基地產股份；惟任何計劃股份之持有人無權獲配發及發行或獲轉讓恒基地產股份之零碎部分。

   (b) 在任何情況下，倘若恒基地產或恒基發展董事已獲知會，根據第2項條款(a)(i)分條向計劃股份持有人配發及發行恒基地產股份可能受到任何相關法律禁止，或除非在符合某些恒基地產或恒基發展董事因延遲、開支或其他因素而認為過份嚴苛的

各除外人士因其於恒基地產之董事職位，或其與恒基地產或與恒基地產之一名或多名董事之關係，根據公司收購及合併守則被視為與恒基地產一致行動之人士，故彼等已承諾，就彼等各自實益擁有之該等恒基發展股份而言，彼等會繼續登記及實益擁有該等恒基發展股份，直至該計劃生效、被撤回或失效當日為止，並將促使該等恒基發展股份不會於法院就批准該計劃而指示召開之會議上提呈或予以投票。

(F) 此外，鑑於聯交所證券上市規則規定，在並無恒基地產股份之獨立持有人批准下，恒基地產之關連人士(包括Tako Assets、Thommen、CSFB Europe及CSFB International以外之除外人士)不會獲配發及發行恒基地產股份。因此，恒基地產將根據該計劃之條款，促使恒基兆業(恒基地產之最終控股公司)向該等恒基發展股份持有人轉讓其所持之恒基地產股份。

(G) 恒基地產、各控股人士及除外人士已同意由大律師出席申請批准該計劃之聆訊，並且向法院作出承諾會受其約束，及為令到該計劃落實，在彼等各自可能認為必須及適宜情況下，簽署(及促使簽署)任何文件及進行及促使進行任何行動及事宜。

(D) 於該計劃日期，控股人士（全部均為恒基地產之全資附屬公司）實益擁有合共2,070,243,859股恒基發展股份，相當於恒基發展已發行股本之73.48%，並登記如下：

控股人士名稱	登記持有人名稱	恒基發展股份數目
敏勝	敏勝	342,705,418
	雅仙代理人有限公司	259,463,000
登銘	登銘	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
踞威	踞威	363,328,900
賓勝	賓勝	501,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
	香港中央結算（代理人）有限公司	250,000,000

各控股人士已承諾：就其實益擁有之恒基發展股份而言，其會繼續登記及實益擁有該等恒基發展股份，直至該計劃生效、被撤回或失效當日為止。

(E) 於該計劃日期，除外人士實益擁有合共57,014,064股恒基發展股份，相當於恒基發展已發行股本之2.03%，並登記如下：

除外人士名稱	登記持有人名稱	恒基發展股份數目
李兆基	李兆基	9,482,962
	Hang Seng (Nominee) Limited	25,287,762
	Superb Nominees Limited	9,212
富生	富生	5,615,148
何永勳	何永勳	1,100
李鏡禹	李鏡禹	26,739
	香港中央結算（代理人）有限公司	975,000
李達民	Hang Seng (Nominee) Limited	6,666
梁昇	香港中央結算（代理人）有限公司	150,000
羅德丞	羅德丞	4,375
	香港中央結算（代理人）有限公司	400,000
馮振華	香港中央結算（代理人）有限公司	1,751,000
林高禹	香港中央結算（代理人）有限公司	389,000
李兆麟	香港中央結算（代理人）有限公司	4,897,100
Tako Assets	香港中央結算（代理人）有限公司	3,000,000
Thommen	香港中央結算（代理人）有限公司	1,406,000
CSFB Europe	香港中央結算（代理人）有限公司	3,489,000
CSFB International	香港中央結算（代理人）有限公司	123,000

「恒基地產」	指	恒基兆業地產有限公司，一間在香港註冊成立之有限公司，其恒基地產股份於聯交所上市
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「持有人」	指	登記持有人，亦包括透過轉讓而有權登記成為持有人之人士及聯名持有人
「敏勝」	指	敏勝置業有限公司，一間在香港註冊成立之有限公司
「記錄時間」	指	緊接生效日期前並於聯交所開放進行證券買賣之日，香港時間下午五時正
「股東名冊」	指	恒基發展之股東名冊
「該計劃」	指	現時形式之協議安排，或連同任何經法院所批准或施加之任何修訂或增補或附帶條件
「計劃股份」	指	於記錄時間已發行之恒基發展股份，不包括控股人士實益擁有之股份
「聯交所」	指	香港聯合交易所有限公司
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司
「港幣」	指	港幣

(B) 於該計劃日期，恒基發展之法定股本港幣720,000,000元，分為3,600,000,000股恒發展股份，當中有2,817,327,395股已予發行及全面繳足，其餘則未獲發行。

(C) 該計劃旨在恒基發展成為恒基地產之全資附屬公司，以及計劃股份持有人將成為恒基地產之股東。

(A) 於本協議安排內，除非與主旨或文義不符，否則下列詞彙具有以下涵義：

「賓勝」	指	賓勝置業有限公司，一間在香港註冊成立之有限公司
「控股人士」	指	敏勝、登銘、Gainwise、踞威及賓勝
「法院」	指	香港特別行政區高等法院，原訟法庭
「踞威」	指	踞威置業有限公司，一間在香港註冊成立之有限公司
「CSFB Europe」	指	Credit Suisse First Boston (Europe) Limited，一間於英國註冊成立之有限公司
「CSFB International」	指	Credit Suisse First Boston International，一間於英國註冊成立之有限公司
「登銘」	指	登銘置業有限公司，一間在香港註冊成立之有限公司
「生效日期」	指	該計劃根據其第7項條款生效之日期
「除外人士」	指	李兆基、富生、何永勳、李鏡禹、李達民、梁昇、羅德丞、馮振華、林高禹、李兆麟、Tako Assets、Thommen、CSFB Europe及CSFB International
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間在香港註冊成立之有限公司
「恒基兆業」	指	恒基兆業有限公司，一間在香港註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，一間在香港註冊成立之有限公司，其恒基發展股份於聯交所上市
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股

高等法院雜項案件編號2711／05

高等法院雜項聆訊
香港特別行政區高等法院
原訟法庭
雜項案件二零零五年第2711號

有關

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

及
有關
香港法例第三十二章公司條例

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

與

計劃股份(定義見本協議安排)持有人
之間訂立之協議安排之事項
(根據香港法例第三十二章
公司條例第166條)

緒言

下列文件於生效日期或該計劃失效或被撤回之日（以最早發生者為準）前任何週日（公眾假期除外）之日常辦公時間內，於恒基發展之律師胡關李羅律師行之辦事處（地址為香港中環康樂廣場1號怡和大廈27樓）可供查閱：

(a) 恒基發展之組織大綱及章程細則；

(b) 恒基地產之組織大綱及章程細則；

(c) 恒基發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務報表；

(d) 恒基地產集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務報表；

(e) 獨立董事發出之函件，全文載於本文件第17及18頁；

(f) 百德能向獨立董事發出之函件，全文載於本文件第19至63頁；

(g) 戴德梁行之函件及估值概要，全文載於本文件附錄三，以及戴德梁行之估值證書；

(h) 本文件附錄四第8節及附錄五第8節所述之同意書；及

(i) 本文件附錄五第3節第(a)(iv)段及第(a)(v)段分別載述有關買賣恒基發展股份及恒基地產股份之一覽表。

8. 同意書

CSFB被視為持牌可進行證券及期貨條例下第1類(證券買賣)、第4類(就證券提供意見)及第6類(就企業融資提供意見)之受規管活動。

CSFB已就本文件之刊發發出同意書，同意按本文件所載之個別形式及涵義，轉載其意見及引述其名稱及意見，且迄今並無撤回其同意書。

除外人士之個別人士及彼等各自之地址如下：

姓名	**地址**
李兆基	香港中環金融街8號國際金融中心二期72-76樓
何永勳	香港中環金融街8號國際金融中心二期72-76樓
李鏡禹	香港中環金融街8號國際金融中心二期72-76樓
李達民	香港中環金融街8號國際金融中心二期72-76樓
梁昇	香港中環金融街8號國際金融中心二期72-76樓
羅德丞	香港置地廣場告羅士打大廈3501室
馮振華	香港麥當奴道7-9號豪華閣18樓
林高禹	香港渣華道8號威邦商業中心2206室
李兆麟	香港灣仔駱克道188號兆安中心32樓

(c) CSFB之註冊辦事處位於香港中環康樂廣場8號交易廣場二期45-46樓。

名稱	地址	董事
Gainwise	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
登銘	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
富生	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、李達民、林高演(李達民之替代董事)及李家誠
Tako Assets	P.O. Box 71 Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	林高演、梁希文及李寧
Thommen	香港新界北青衣牛角窩 担杆山路98號	林高演、李寧及梁希文

恒基地產、賓勝、敏勝、踞威、Gainwise、登銘及富生之最終控股股東為Hopkins (Cayman) Limited(本文件附錄四第3節(a)(ii)段附註1所述單位信託之受託人),其董事為李達民、馮李煥琼、林高演及Charles Hall。恒基地產、賓勝、敏勝、踞威、Gainwise及登銘之最終母公司為恒基兆業,其董事為李兆基、李家傑、李家誠、李達民、馮李煥琼、林高演(亦為李達民之替代董事)及胡寶星。

Tako Assets及Thommen之最終母公司為香港小輪。Tako Assets、Thommen及香港小輪之最終控股股東為Hopkins (Cayman) Limited。香港小輪之董事為林高演、李寧、劉壬泉、李兆基、梁希文、王敏剛、歐肇基、何厚鏘、簡悅隆及胡經昌。

7. 其他事項

(a) 恒基地產董事之酬金將不會因為該計劃或任何其他相聯之交易而受到影響。

(b) 除外人士於恒基發展股份之實際權益載於本文件第84及85頁說明函件之「股權結構、有關控股人士及除外人士權益之資料」一節。該等人士均為控股人士及除外人士之主要公司成員：即賓勝、敏勝、踞威、Gainwise及登銘(全為恒基地產之全資附屬公司)、富生、Tako Assets及Thommen(均為香港小輪之全資附屬公司)。彼等之地址及董事姓名如下：

名稱	地址	董事
恒基地產	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、李家傑、林高演、李家誠、葉盈枝、歐肇基、何永勳、孫國林、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧、郭炳濠、羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生(羅德丞之替代董事)、胡家驃(胡寶星之替代董事)、鄺志強、高秉強及胡經昌
賓勝	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
敏勝	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
踞威	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠

(b) **其他權益**

於最後實際可行日期：

(i) 恒基地產或與恒基地產一致行動之任何人士與恒基發展之任何董事或近期之恒基發展董事、恒基發展股東或近期的恒基發展股東之間概無存在與該建議有關連或取決於該建議而定之任何協議、安排或諒解(包括任何賠償安排)；及

(ii) 恒基地產並無訂立任何協議或安排，而有關協議及安排涉及之情況，可能會或不會令恒基地產援引或尋求援引該建議之條件。

(c) **購回恒基地產股份**

由二零零五年六月三十日起至最後實際可行日期止期間內，恒基地產並無回購任何恒基地產股份。

4. 股本

於二零零三年十月二十日，恒基地產董事根據恒基地產股東於二零零二年十二月十八日舉行之股東大會上通過一項普通決議案所授出之權力，決議藉增加額外200,000,000股恒基地產股份(在可獲發股息及於所有其他方面與現有恒基地產股份享有同等權益)，將恒基地產之法定股本由港幣3,600,000,000元增至港幣4,000,000,000元。

於二零零三年十月六日作出股份配售安排，恒基地產據此按每股恒基地產股份港幣32.45元之價格，發行92,440,000股恒基地產股份，以進行補充性配售。

根據恒基地產股東於二零零四年十二月六日舉行之股東大會上通過之一項普通決議案，藉增加額外600,000,000股恒基地產股份(在所有方面與現有恒基地產股份享有同等權益)，將恒基地產之法定股本由港幣4,000,000,000元增至港幣5,200,000,000元。

除上文披露者外，於公佈日期前兩個財政年度內，恒基地產股本並無任何變動。

5. 重大合約

於公佈日期的兩年前的該日期後，恒基地產或其任何附屬公司(不包括恒基發展)並無訂立任何屬於或可能屬於重大之合約(恒基地產集團於或擬於日常業務範圍內訂立者除外)。

6. 重大訴訟

於最後實際可行日期，恒基地產集團之任何成員公司概無待決或受威脅之重大訴訟或重大申索。

交易日期

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十月十日	500,000	–	36.80	–
二零零五年十月十二日	105,000	–	35.91	–
二零零五年十月十二日	130,000	–	35.85	–
二零零五年十月十三日	460,000	–	35.85	–
二零零五年十月十四日	50,000	–	35.46	–
二零零五年十月十四日	750,000	–	35.62	–
二零零五年十月十四日	–	180,000	–	35.40
二零零五年十月十八日	200,000	–	35.70	–
二零零五年十月十八日	280,000	–	35.85	–
二零零五年十月十八日	320,000	–	36.00	–
二零零五年十月十九日	400,000	–	35.55	–
二零零五年十月二十日	–	250,000	–	35.50
二零零五年十月二十日	336,000	–	35.62	–
二零零五年十月二十日	500,000	–	35.25	–
二零零五年十月二十四日	154,000	–	35.35	–
二零零五年十月二十六日	50,000	–	35.05	–
二零零五年十月二十七日	300,000	–	34.80	–
二零零五年十月二十七日	–	50,000	–	34.93
二零零五年十月二十八日	–	100,000	–	34.28
二零零五年十月二十八日	300,000	–	34.15	–
二零零五年十一月二日	100,000	–	34.55	–
二零零五年十一月三日	70,000	–	34.60	–
二零零五年十一月三日	400,000	–	34.75	–
二零零五年十一月四日	300,000	–	34.54	–
二零零五年十一月四日	30,000	–	34.45	–

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣36.80元及港幣34.15元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣35.50元及港幣34.28元。

除上文披露者外，於最後實際可行日期，與恒基地產一致行動或被視為一致行動之人士概無擁有或控制任何恒基地產股權，或於披露期內為價值而買賣恒基地產股權。

(vi) 於最後實際可行日期，概無人士不可撤回地承諾接納或拒絕接納該建議。

(vii) 於最後實際可行日期，恒基地產或與恒基地產一致行動之任何人士與任何其他人士之間概無存在收購守則第22條附註8第3段所述性質之安排。

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
			買入			賣出		
日期	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年八月十九日	200,000	–	39.00	39.00	39.00	–	–	–
二零零五年八月二十四日	100,000	–	37.91	37.91	37.91	–	–	–
二零零五年八月三十一日	50,000	–	38.68	38.68	38.68	–	–	–
二零零五年九月五日	–	50,000	–	–	–	39.60	39.60	39.60
二零零五年九月十四日	60,000	–	38.85	38.85	38.85	–	–	–
二零零五年九月十五日	200,000	–	38.40	38.40	38.40	–	–	–
二零零五年九月十六日	575,000	–	38.05	38.05	38.05	–	–	–
二零零五年九月二十日	–	62,000	–	–	–	38.38	38.40	38.32
二零零五年九月二十二日	–	170,000	–	–	–	38.50	38.50	38.50
二零零五年九月二十三日	480,000	–	38.00	38.00	38.00	–	–	–
二零零五年九月二十六日	–	50,000	–	–	–	37.77	37.77	37.77
二零零五年九月二十七日	100,000	–	38.59	38.59	38.59	–	–	–
二零零五年九月二十八日	103,000	–	38.35	38.35	38.35	–	–	–
二零零五年九月二十九日	226,000	–	38.73	38.73	38.73	–	–	–
二零零五年九月三十日	673,000	–	38.78	38.83	38.77	–	–	–
二零零五年十月三日	440,000	100,000	38.75	38.75	38.75	39.05	39.05	39.05
二零零五年十月五日	324,000	–	38.40	38.69	38.35	–	–	–
二零零五年十月六日	250,000	–	37.74	37.75	37.74	–	–	–

附註：　本期內買入恒基地產股份之最高及最低交易價分別為港幣39.00元及港幣37.74元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣39.60元及港幣37.77元。

下表載有於披露期內，CSFB集團之成員公司Credit Suisse First Boston International自行為價值買賣恒基地產股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
開始	結束	買入	賣出	買入加權平均量	最高	最低	賣出加權平均量	最高	最低
二零零五年五月二十三日	二零零五年五月二十九日	300,000	–	34.76	34.76	34.76	–	–	–
二零零五年五月三十日	二零零五年六月五日	60,000	100,000	35.58	35.58	35.58	35.74	35.74	35.74
二零零五年七月十一日	二零零五年七月十七日	75,000	62,000	38.21	38.21	38.21	37.91	38.24	36.52
二零零五年七月十八日	二零零五年七月二十四日	–	45,000	–	–	–	38.80	38.80	38.80
二零零五年八月一日	二零零五年八月八日	–	125,000	–	–	–	40.80	40.80	40.80

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣38.21元及港幣34.76元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣40.80元及港幣35.74元。

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十一月十日	50,000	–	34.20	–
二零零五年十一月十日	490,000	–	33.98	–
二零零五年十一月十一日	60,000	–	34.84	–
二零零五年十一月十一日	90,000	–	34.60	–
二零零五年十一月十四日	70,000	–	35.11	–
二零零五年十一月十四日	–	1,100,000	–	35.12
二零零五年十一月十六日	35,000	–	34.45	–
二零零五年十一月十六日	9,000	–	34.15	–
二零零五年十一月十六日	136,000	–	34.45	–
二零零五年十一月十六日	141,000	–	34.30	–
二零零五年十一月十六日	100,000	–	34.45	–
二零零五年十一月十七日	–	20,000	–	35.00
二零零五年十一月十八日	20,000	–	34.65	–
二零零五年十一月二十二日	100,000	–	34.10	–
二零零五年十一月二十二日	100,000	–	34.10	–
二零零五年十一月二十二日	30,000	–	34.05	–
二零零五年十一月二十三日	243,000	–	34.90	–
二零零五年十一月二十四日	–	20,000	–	35.60
二零零五年十一月二十四日	412,000	–	35.56	–
二零零五年十一月二十五日	50,000	–	35.50	–
二零零五年十一月二十八日	20,000	–	35.30	–
二零零五年十一月二十八日	–	200,000	–	35.30
二零零五年十二月一日	–	131,000	–	34.85
二零零五年十二月二日	–	584,000	–	34.99
二零零五年十二月五日	50,000	–	34.90	–
二零零五年十二月五日	–	50,000	–	34.80
二零零五年十二月五日	–	202,000	–	34.95
二零零五年十二月六日	–	100,000	–	34.84
二零零五年十二月七日	35,000	–	34.40	–
二零零五年十二月七日	–	20,000	–	34.90
二零零五年十二月八日	–	13,000	–	34.50
二零零五年十二月八日	100,000	–	34.35	–
二零零五年十二月九日	–	50,000	–	34.40
二零零五年十二月九日	50,000	–	34.50	–
二零零五年十二月十三日	70,000	–	34.14	–
二零零五年十二月十四日	60,000	–	34.83	–
二零零五年十二月十四日	–	350,000	–	34.41
二零零五年十二月十五日	–	400,000	–	36.09
二零零五年十二月十六日	–	250,000	–	36.54

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣36.88元及港幣33.98元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣36.98元及港幣33.90元。

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十月二十五日	–	177,000	–	35.70
二零零五年十月二十六日	50,000	–	35.05	–
二零零五年十月二十七日	30,000	–	34.78	–
二零零五年十月二十七日	300,000	–	34.80	–
二零零五年十月二十八日	–	109,000	–	34.24
二零零五年十月二十八日	30,000	–	34.15	–
二零零五年十月二十八日	–	100,000	–	34.28
二零零五年十月二十八日	300,000	–	34.15	–
二零零五年十月二十八日	–	1,000,000	–	34.22
二零零五年十月三十一日	100,000	–	34.60	–
二零零五年十月三十一日	153,000	–	34.45	–
二零零五年十月三十一日	–	100,000	–	34.60
二零零五年十月三十一日	–	100,000	–	34.60
二零零五年十一月一日	26,000	–	34.78	–
二零零五年十一月一日	–	2,411,000	–	34.78
二零零五年十一月二日	–	600	–	35.00
二零零五年十一月二日	50,000	–	34.56	–
二零零五年十一月二日	100,000	–	34.55	–
二零零五年十一月二日	–	1,189,000	–	34.61
二零零五年十一月二日	–	1,000,000	–	34.57
二零零五年十一月二日	50,000	–	34.35	–
二零零五年十一月三日	–	46,000	–	34.75
二零零五年十一月三日	–	50,000	–	34.90
二零零五年十一月三日	–	50,000	–	34.95
二零零五年十一月三日	–	50,000	–	34.95
二零零五年十一月三日	–	59,000	–	34.85
二零零五年十一月三日	70,000	–	34.60	–
二零零五年十一月三日	–	100,000	–	34.70
二零零五年十一月三日	–	100,000	–	34.75
二零零五年十一月三日	–	100,000	–	34.80
二零零五年十一月三日	–	100,000	–	34.80
二零零五年十一月三日	–	100,000	–	34.85
二零零五年十一月三日	–	110,000	–	34.70
二零零五年十一月三日	2,084	–	34.85	–
二零零五年十一月三日	–	2,084	–	34.25
二零零五年十一月三日	–	30,000	–	35.00
二零零五年十一月三日	–	100,000	–	34.80
二零零五年十一月三日	–	50,000	–	35.05
二零零五年十一月四日	–	11,000	–	34.50
二零零五年十一月四日	30,000	–	34.45	–
二零零五年十一月四日	80,000	–	34.35	–
二零零五年十一月四日	100,000	–	34.55	–
二零零五年十一月四日	100,000	–	34.60	–
二零零五年十一月十日	–	50,000	–	33.90

交易日

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十月十日	–	20,000	–	36.98
二零零五年十月十日	100,000	–	36.60	–
二零零五年十月十二日	–	126,000	–	36.03
二零零五年十月十二日	34,000	–	36.88	–
二零零五年十月十三日	–	9,000	–	35.90
二零零五年十月十三日	460,000	–	35.85	–
二零零五年十月十四日	–	86,000	–	35.56
二零零五年十月十四日	750,000	–	35.62	–
二零零五年十月十四日	25,000	–	35.52	–
二零零五年十月十七日	–	2,000	–	36.35
二零零五年十月十七日	–	80,000	–	35.88
二零零五年十月十七日	32,000	–	35.76	–
二零零五年十月十八日	2,000	–	35.90	–
二零零五年十月十八日	–	16,000	–	36.10
二零零五年十月十八日	280,000	–	35.85	–
二零零五年十月十八日	–	600,000	–	35.95
二零零五年十月十九日	–	137,000	–	35.52
二零零五年十月十九日	400,000	–	35.55	–
二零零五年十月二十日	–	57,000	–	35.61
二零零五年十月二十日	–	50,000	–	35.65
二零零五年十月二十日	–	50,000	–	35.70
二零零五年十月二十一日	1,000	–	35.55	–
二零零五年十月二十一日	1,000	–	35.65	–
二零零五年十月二十一日	1,000	–	35.65	–
二零零五年十月二十一日	1,000	–	35.70	–
二零零五年十月二十一日	4,000	–	35.65	–
二零零五年十月二十一日	5,000	–	35.55	–
二零零五年十月二十一日	5,000	–	35.75	–
二零零五年十月二十一日	6,000	–	35.55	–
二零零五年十月二十一日	9,000	–	35.60	–
二零零五年十月二十一日	12,000	–	35.65	–
二零零五年十月二十一日	13,000	–	35.65	–
二零零五年十月二十一日	15,000	–	35.45	–
二零零五年十月二十一日	19,000	–	35.65	–
二零零五年十月二十一日	22,000	–	35.45	–
二零零五年十月二十一日	29,000	–	35.55	–
二零零五年十月二十一日	30,000	–	35.35	–
二零零五年十月二十一日	41,000	–	35.30	–
二零零五年十月二十四日	–	72,000	–	35.11
二零零五年十月二十四日	154,000	–	35.35	–
二零零五年十月二十五日	–	5,000	–	35.80
二零零五年十月二十五日	–	49,000	–	35.65

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
			買入			賣出		
日期	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年八月九日	–	155,000	–	–	–	40.01	40.01	40.01
二零零五年八月十日	–	228,000	–	–	–	40.34	40.60	40.25
二零零五年八月十二日	60,000	195,000	39.57	39.57	39.57	39.52	39.60	39.45
二零零五年八月十五日	–	830,000	–	–	–	38.95	38.95	38.85
二零零五年八月十七日	505,000	–	39.67	39.95	39.05	–	–	–
二零零五年八月十八日	450,000	9,000	39.53	40.05	39.05	39.60	39.60	39.60
二零零五年八月十九日	326,000	100,000	39.04	39.35	38.90	39.00	39.00	39.00
二零零五年八月二十四日	–	169,000	–	–	–	38.01	38.20	37.90
二零零五年八月二十五日	–	100,000	–	–	–	38.10	38.15	38.05
二零零五年八月二十六日	–	1,000,000	–	–	–	37.76	37.95	37.70
二零零五年八月二十九日	–	350,000	–	–	–	37.89	37.95	37.80
二零零五年八月三十一日	290,000	–	38.62	38.62	38.62	–	–	–
二零零五年九月二日	237,000	–	39.28	39.28	39.28	–	–	–
二零零五年九月五日	510,000	50,000	39.83	39.83	39.83	39.60	39.60	39.60
二零零五年九月六日	329,000	100,000	39.63	39.68	39.30	39.70	39.70	39.70
二零零五年九月七日	55,000	20,000	39.70	39.70	39.70	39.50	39.50	39.50
二零零五年九月八日	92,000	–	39.19	39.30	39.06	–	–	–
二零零五年九月九日	170,000	–	39.07	39.25	39.05	–	–	–
二零零五年九月十四日	160,000	–	38.77	38.77	38.77	–	–	–
二零零五年九月十五日	160,000	255,000	38.47	38.47	38.47	38.45	38.52	38.40
二零零五年九月十六日	–	281,000	–	–	–	38.09	38.20	38.05
二零零五年九月二十日	386,000	158,000	38.37	38.52	38.25	38.16	38.40	38.00
二零零五年九月二十一日	178,000	34,000	38.61	38.61	38.61	38.80	38.80	38.80
二零零五年九月二十二日	506,000	–	38.43	38.44	38.43	–	–	–
二零零五年九月二十三日	673,000	510,000	38.04	38.16	38.00	38.11	38.30	38.10
二零零五年九月二十六日	26,000	–	38.15	38.15	38.15	–	–	–
二零零五年九月二十七日	223,000	–	38.54	38.59	38.49	–	–	–
二零零五年九月二十八日	139,500	–	38.30	38.35	38.30	–	–	–
二零零五年九月二十九日	226,000	–	38.73	38.73	38.73	–	–	–
二零零五年九月三十日	590,000	–	38.77	38.77	38.77	–	–	–
二零零五年十月三日	1,000,000	100,000	39.03	39.03	39.03	39.05	39.05	39.05
二零零五年十月四日	925	–	39.10	39.10	39.10	–	–	–
二零零五年十月五日	275,000	1,000	38.35	38.85	38.35	38.40	38.40	38.40
二零零五年十月六日	50,000	28,000	37.75	37.75	37.75	37.85	37.85	37.85
二零零五年十月七日	1,600,000	–	37.08	37.08	37.08	–	–	–

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣40.05元及港幣37.08元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣40.60元及港幣37.70元。

下表載有於披露期內，CSFB集團之成員公司CSFB自行為價值買賣恒基地產股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基地產股份數目		就每股恒基地產股份支付之價格（港幣）					
				買入			賣出		
				加權平均			加權平均		
開始	結束	買入	賣出	成交量	最高	最低	成交量	最高	最低
二零零五年五月九日	二零零五年五月十五日	169,000	15,000	35.93	36.20	35.83	36.20	36.20	36.20
二零零五年五月十六日	二零零五年五月二十二日	547,000	561,000	35.02	35.80	34.77	35.06	35.60	34.60
二零零五年五月二十三日	二零零五年五月二十九日	567,000	–	34.42	34.70	34.08	–	–	–
二零零五年五月三十日	二零零五年六月五日	1,692,000	45,000	35.38	35.90	34.86	35.41	35.57	35.10
二零零五年六月六日	二零零五年六月十二日	130,000	48,000	35.40	35.40	35.40	35.10	35.10	35.10
二零零五年六月十三日	二零零五年六月十九日	325,000	–	35.18	35.50	34.99	–	–	–
二零零五年六月二十日	二零零五年六月二十六日	401,000	300,000	36.49	36.90	35.30	35.32	35.32	35.32
二零零五年六月二十七日	二零零五年七月三日	2,564,000	50,000	37.06	37.30	36.70	37.20	37.20	37.20
二零零五年七月四日	二零零五年七月十日	321,000	822,000	36.20	36.55	35.65	35.60	36.50	35.59
二零零五年七月十一日	二零零五年七月十七日	1,745,000	247,000	37.90	38.01	37.22	36.62	38.00	36.00
二零零五年七月十八日	二零零五年七月二十四日	5,798,000	9,000	39.02	39.43	38.20	39.40	39.40	39.40
二零零五年七月二十五日	二零零五年七月三十一日	14,016	30,000	39.20	39.20	38.95	39.15	39.15	39.15
二零零五年八月一日	二零零五年八月八日	3,480,500	132,000	40.37	41.00	39.05	40.90	41.05	40.30

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣41.00元及港幣34.08元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣41.05元及港幣34.60元。

(v) 於最後實際可行日期，以下與恒基地產一致行動或被視為一致行動之人士(不包括恒基地產董事，其於恒基地產股份之權益及買賣(如有)，均載於上文第(iii)分段)擁有或控制以下恒基地產股份：

姓名	附註	持有之恒基地產股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	持有之恒基地產已發行股本總數及百分比 總計	%
李兆麟	1	10,000	–	–	–	10,000	0.00
李煥瑤	2	50,000	–	–	–	50,000	0.00
楊曉鳳	3	2,000	–	–	–	2,000	0.00
劉美君	4	24,000	–	–	–	24,000	0.00
銀禧建業有限公司	5	–	–	19,800	–	19,800	0.00
楊雪琴	5	–	–	19,800	–	19,800	0.00
CSFB集團之成員公司	6	–	–	19,464,803	–	19,464,803	1.07

附註：

1. 李兆麟為恒基地產董事李兆基之胞兄。因此，根據收購守則，李兆麟被視為與恒基地產一致行動之人士。

2. 李煥瑤為恒基地產董事李兆基之胞妹。因此，根據收購守則，李煥瑤被視為與恒基地產一致行動之人士。

3. 楊曉鳳為胡寶星(恒基地產董事)之子兼替任恒基地產董事胡家驃之妻子。因此，根據收購守則，楊曉鳳被視為與恒基地產一致行動之人士。其於第(v)段所載之權益，與上文第(iii)段之附註10所述胡家驃之家族權益重疊。

4. 劉美君為恒基地產董事簡福飴之妻子。因此，根據收購守則，劉美君被視為與恒基地產一致行動之人士。其於第(v)段所載之權益，與上文第(iii)段之附註5所述簡福飴之家族權益重疊。

5. 銀禧建業有限公司乃由恒基地產董事李鏡禹及其妻子楊雪琴各自擁有50%權益。因此，根據收購守則，銀禧建業有限公司及楊雪琴均被視為與恒基地產一致行動之人士。彼等於第(v)段所載之權益，與上文第(iii)段之附註6所述李鏡禹之公司權益重疊。

6. CSFB為恒基地產財務顧問，故根據收購守則，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited、Credit Suisse First Boston International及CSFB均被視為與恒基地產一致行動之人士。

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
			買入			賣出		
日期	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年八月十五日	69,000	–	11.20	11.20	11.20	–	–	–
二零零五年八月十七日	–	620	–	–	–	11.00	11.00	11.00
二零零五年八月二十六日	–	102,000	–	–	–	11.00	11.00	11.00
二零零五年九月六日	–	241,000	–	–	–	11.10	11.10	11.10
二零零五年九月十四日	12,177	62,177	10.80	10.80	10.80	11.10	11.10	11.10
二零零五年九月十六日	–	71,000	–	–	–	11.10	11.10	11.10

附註： 本期內買入恒基發展股份之最高及最低交易價分別為港幣11.20元及港幣10.80元。
本期內賣出恒基發展股份之最高及最低交易價分別為港幣11.10元及港幣11.00元。

交易日期

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)	
日期	買入	賣出	買入價	賣出價
二零零五年十月十九日	–	20,000	–	10.55
二零零五年十月十九日	–	20,000	–	10.55
二零零五年十月十九日	–	30,000	–	10.55

附註： 本期內賣出恒基發展股份之最高及最低交易價均為港幣10.55元。

除上文披露者外，於最後實際可行日期，概無控股人士及除外人士擁有或控制任何恒基發展股權，或於披露期內為價值而買賣恒基發展股權。

下表載有於披露期內，CSFB集團之成員公司CSFB自行為價值買賣恒基發展股份：(於最後實際可行日期，CSFB本身並無持有任何恒基發展股份)。

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
				買入			賣出		
				加權平均			加權平均		
開始	結束	買入	賣出	成交量	最高	最低	成交量	最高	最低
二零零五年五月九日	二零零五年五月十五日	119,000	–	–	11.65	11.50	–	–	–
二零零五年五月十六日	二零零五年五月二十二日	–	420,000	–	–	–	10.75	10.75	10.75
二零零五年五月二十三日	二零零五年五月二十九日	41,000	–	10.40	10.40	10.40	–	–	–
二零零五年五月三十日	二零零五年六月五日	–	2,332,000	–	–	–	10.67	10.78	10.60
二零零五年六月六日	二零零五年六月十二日	–	816	–	–	–	10.45	10.45	10.45
二零零五年六月二十日	二零零五年六月二十六日	200,000	–	10.95	10.95	10.95	–	–	–
二零零五年六月二十七日	二零零五年七月三日	100,000	–	10.95	10.95	10.95	–	–	–
二零零五年七月四日	二零零五年七月十日	–	124,000	–	–	–	10.80	10.80	10.80
二零零五年七月十一日	二零零五年七月十七日	289,000	–	10.89	10.90	10.87	–	–	–

附註： 本期內買入恒基發展股份之最高及最低交易價分別為港幣11.65元及港幣10.40元。
本期內賣出恒基發展股份之最高及最低交易價分別為港幣10.80元及港幣10.45元。

交易日期

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)	
日期	買入	賣出	買入價	賣出價
二零零五年十月十七日	26,000	–	10.78	–
二零零五年十月十八日	90,000	–	10.67	–
二零零五年十月十九日	264,000	–	10.60	–
二零零五年十月二十四日	76,000	–	10.68	–

附註：　本期內買入恒基發展股份之最高及最低交易價分別為港幣10.78元及港幣10.60元。

下表載有於披露期內，CSFB集團之成員公司Credit Suisse First Boston International自行為價值買賣恒基發展股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
				買入			賣出		
開始	結束	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年五月三十日	二零零五年六月五日	–	300,000	–	–	–	10.70	10.70	10.70

附註：　本期內賣出恒基發展股份之最高及最低交易價均為港幣10.70元。

交易日期

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)	
日期	買入	賣出	買入價	賣出價
二零零五年十一月十日	–	100,000	–	12.70

附註：　本期內賣出恒基發展股份之最高及最低交易價均為港幣12.70元。

下表載有於披露期內，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited自行為價值買賣恒基發展股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
				買入			賣出		
				加權平均			加權平均		
開始	結束	買入	賣出	成交量	最高	最低	成交量	最高	最低
二零零五年五月三十日	二零零五年六月五日	5,706,000	–	10.78	10.78	10.78	–	–	–
二零零五年七月十八日	二零零五年七月二十四日	–	600,000	–	–	–	11.17	11.17	11.17
二零零五年七月二十五日	二零零五年七月三十一日	–	1,684,000	–	–	–	11.19	11.21	11.17
二零零五年八月一日	二零零五年八月八日	–	1,327,000	–	–	–	11.69	11.69	11.69

附註：本期內買入恒基發展股份之最高及最低交易價均為港幣10.78元。本期內賣出恒基發展股份之最高及最低交易價分別為港幣11.69元及港幣11.17元。

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
			買入			賣出		
			加權平均			加權平均		
日期	買入	賣出	成交量	最高	最低	成交量	最高	最低
二零零五年八月二十三日	175,000	–	10.92	10.92	10.92	–	–	–
二零零五年八月二十四日	180,000	–	10.84	10.84	10.84	–	–	–
二零零五年八月二十五日	53,000	–	10.89	10.89	10.89	–	–	–
二零零五年九月二十一日	350,000	–	11.09	11.09	11.09	–	–	–
二零零五年十月六日	180,000	–	10.79	10.79	10.79	–	–	–

附註：本期內買入恒基發展股份之最高及最低交易價分別為港幣11.09元及港幣10.79元。

4. 何永勳、李鏡禹、李達民、梁昇及羅德丞均為恒基地產之董事，故根據收購守則，彼等被視為與恒基地產一致行動之人士。

5. 馮振華乃恒基地產董事馮李煥琼之兒子。林高禹乃恒基地產董事林高演之胞弟。李兆麟乃李兆基之胞兄。馮振華、林高禹及李兆麟乃根據收購守則被視為與恒基地產一致行動之人士。

6. Tako Assets及Thommen乃香港小輪之全資附屬公司，而恒基發展擁有香港小輪31.33%權益。作為恒基發展(為恒基地產之附屬公司)之聯營公司之附屬公司，Tako Assets及Thommen根據收購守則被視為與恒基地產一致行動之人士。

7. CSFB為恒基地產之財務顧問，故根據收購守則，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International均被視為與恒基地產一致行動之人士。

於披露期內，恒基地產董事李兆基之胞兄李兆麟為價值買賣恒基發展股份，詳情如下：

日期	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年六月二十二日	92,000	–	9.765	–
二零零五年七月二十日	76,000	–	9.765	–
二零零五年八月一日	–	103,000	–	11.25
二零零五年八月三日	–	65,000	–	11.70
二零零五年八月二十二日	40,000	–	9.765	–

9. 該等恒基地產股份由何永勳實益擁有。

10. 該等恒基地產股份由胡家驃之妻子楊曉鳳擁有。

除上文披露者外，於最後實際可行日期，概無恒基地產董事於恒基發展股權中擁有任何權益，而於披露期內，概無恒基地產董事為價值買賣任何恒基發展股權。

(iv) 於最後實際可行日期，控股人士及除外人士擁有下列恒基發展股份權益：

恒基發展股東	附註	持有之恒基發展股份數目及權益性質				持有之恒基發展已發行股本總數及百分比	
		個人權益	家族權益	公司權益	其他權益	總計	%
賓勝	1	–	–	802,854,200	–	802,854,200	28.50
敏勝	1	–	–	602,168,418	–	602,168,418	21.37
珊威	1	–	–	363,328,900	–	363,328,900	12.90
Gainwise	1	–	–	217,250,000	–	217,250,000	7.71
登銘	1	–	–	84,642,341	–	84,642,341	3.00
李兆基	2	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
富生	3	–	–	5,615,148	–	5,615,148	0.20
何永勳	4	1,100	–	–	–	1,100	0.00
李鏡禹	4	1,001,739	–	–	–	1,001,739	0.04
李達民	4	6,666	–	–	–	6,666	0.00
梁昇	4	150,000	–	–	–	150,000	0.01
羅德丞	4	404,375	–	–	–	404,375	0.01
馮振華	5	1,751,000	–	–	–	1,751,000	0.06
林高禹	5	389,000	–	–	–	389,000	0.01
李兆麟	5	4,897,100	–	–	–	4,897,100	0.18
Tako Assets	6	–	–	3,000,000	–	3,000,000	0.11
Thommen	6	–	–	1,406,000	–	1,406,000	0.05
CSFB集團之成員公司	7	–	–	3,612,000	–	3,612,000	0.13

附註：

1. 根據收購守則，該等控股人士被視為與恒基地產一致行動之人士。

2. 李兆基為恒基地產之董事，故根據收購守則，被視為與恒基地產一致行動之人士。

3. 富生乃由一間與若干恒基地產董事有關之信託之受託人控制，故根據收購守則，被視為與恒基地產一致行動之人士。

除上文披露者外，於最後實際可行日期，概無恒基地產董事於恒基發展股權中擁有任何權益，而於披露期內，概無恒基地產董事為價值買賣任何恒基發展股權。

(iii) 於最後實際可行日期，以下恒基地產董事擁有分別列於彼等姓名右邊之恒基地產股份權益：

		持有之恒基地產股份數目及權益性質				持有之恒基地產已發行股本總數及百分比	
恒基地產董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	–	–	1,122,938,300	–	1,122,938,300	61.88
李家傑	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李家誠	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李寧	1	–	1,122,938,300	–	–	1,122,938,300	61.88
李達民	2	498,000	–	–	–	498,000	0.03
羅德丞	3	11,000	–	–	–	11,000	0.00
李王佩玲	4	30,000	–	–	–	30,000	0.00
簡福飴	5	–	24,000	–	–	24,000	0.00
李鏡禹	6	42,900	–	19,800	–	62,700	0.00
馮李煥琼	7	1,000,000	–	–	–	1,000,000	0.06
梁昇	8	85,600	–	–	–	85,600	0.00
何永勳	9	100	–	–	–	100	0.00
胡家驃	10	–	2,000	–	–	2,000	0.00

附註：

1. 參閱本文件附錄四第3節之第(a)(iii)段之附註1。

2. 該等恒基地產股份由李達民實益擁有。

3. 該等恒基地產股份由羅德丞實益擁有。

4. 該等恒基地產股份由李王佩玲實益擁有。

5. 該等恒基地產股份由簡福飴之妻子劉美君擁有。

6. 李鏡禹實益擁有42,900股恒基地產股份，而其餘之19,800股恒基地產股份由李鏡禹及其妻子楊雪琴各擁有50%之銀禧建業有限公司擁有。

7. 該等恒基地產股份由馮李煥琼實益擁有。

8. 該等恒基地產股份由梁昇實益擁有。

3. 披露權益

就本節而言，「要約期」、「披露期」、「擁有權益」、「權益」、「恒基地產股權」及「恒基發展股權」之涵義將與本文件附錄四第3節所載者相同。

(a) 於恒基發展股權及恒基地產股權之持股量、權益及買賣

(i) 於最後實際可行日期，恒基地產透過控股人士擁有2,070,243,859股恒基發展股份，相當於恒基發展之已發行股本約73.48%。

除上文披露者外，於最後實際可行日期，恒基地產及控股人士並無擁有任何恒基發展股權，亦無於披露期內為價值買賣任何恒基發展股權。

(ii) 於最後實際可行日期，以下恒基地產董事擁有分別列於彼等姓名右邊之恒基發展股份權益：

		持有之恒基發展股份數目及權益性質				持有之恒基發展已發行股本總數及百分比	
恒基地產董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
李家傑	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李家誠	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李寧	1	–	2,075,859,007	–	–	2,075,859,007	73.68
李達民	2	6,666	–	–	–	6,666	0.00
羅德丞	3	404,375	–	–	–	404,375	0.01
李鏡禹	4	1,001,739	–	–	–	1,001,739	0.04
梁昇	5	150,000	–	–	–	150,000	0.01
何永勳	6	1,100	–	–	–	1,100	0.00

附註：

1. 參閱本文件附錄四第3節之第(a)(ii)段之附註1。
2. 該等恒基發展股份由李達民實益擁有。
3. 該等恒基發展股份由羅德丞實益擁有。
4. 該等恒基發展股份由李鏡禹實益擁有。
5. 該等恒基發展股份由梁昇實益擁有。
6. 該等恒基發展股份由何永勳實益擁有。

1. 責任聲明

本文件內所載有關恒基地產集團之資料乃由恒基地產董事提供。本文件之刊發已獲恒基地產董事批准。恒基地產董事願就本文件所載資料(有關恒基發展集團之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基發展集團之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基發展集團之陳述除外)有所誤導。

2. 市價

恒基地產股份於聯交所買賣。

下表顯示恒基地產股份於(i)公佈日期前六個曆月起至最後實際可行日期止期間內各曆月之最後交易日；(ii)最後交易日及(iii)最後實際可行日期，於聯交所所報之各收市價。

日期	每股恒基地產股份價格 港幣
二零零五年五月三十一日	35.50
二零零五年六月三十日	37.20
二零零五年七月二十九日	39.30
二零零五年八月三十一日	38.70
二零零五年九月三十日	38.75
二零零五年十月三十一日	34.55
最後交易日	34.40
二零零五年十一月三十日	34.30
最後實際可行日期	36.95

恒基地產股份由公佈日期前六個月(即二零零五年五月五日)起至最後實際可行日期止期間，於聯交所錄得之每股最低及最高收市價分別為港幣34.10元(於二零零五年五月二十六日)及港幣41.00元(於二零零五年八月四日及八日)。

7. 專家

以下為發表本文件所載意見或建議之專家之資格：

名稱	資格
百德能	根據證券及期貨條例持牌可從事第1類受規管活動（證券交易）及第6類受規管活動（就機構融資提供意見）
戴德梁行	物業估值師
德勤•關黃陳方會計師行	執業會計師

8. 同意書

百德能、戴德梁行及德勤•關黃陳方會計師行已就本文件之刊發發出同意書，同意按本文件所載之個別形式及涵義，轉載彼等各自之意見、函件或估值報告（視情況而定）及引述彼等之名稱、意見、函件或估值報告，且迄今並無撤回其同意書。

(b) **其他權益**

於最後實際可行日期：

(i) 概無任何恒基發展董事獲得或將會獲得任何利益，以作為離職補償或與該計劃建議有關之其他事宜之賠償；

(ii) 任何恒基發展董事及任何其他人士之間概無存在以該建議之結果作為先決條件或取決於該建議之結果或其他與該建議有關之任何協議或安排；

(iii) 恒基地產概無訂立任何恒基發展董事於當中擁有重大私人利益之重大合約；及

(iv) 概無恒基發展董事與恒基發展或恒基發展之任何附屬公司或聯營公司訂立服務合約，而該等合約為：(a)(包括持續及有固定期限之合約)於公佈日期前六個月內訂立或修訂；(b)屬於持續合約，附帶有十二個月或以上之通知期；或(c)屬於有固定期限之合約，不論有否通知期，其尚餘有效期為超過十二個月。

4. 重大合約

於公佈日期的兩年前的該日期後，恒基發展或其任何附屬公司並無訂立任何屬於或可能屬於重大之合約(恒基發展集團於或擬於日常業務範圍內訂立者除外)。

5. 重大訴訟

於最後實際可行日期，恒基發展集團之任何成員公司概無待決或受威脅之重大訴訟或重大申索。

6. 其他事項

(a) 恒基發展之註冊辦事處位於香港中環金融街8號國際金融中心二期72-76樓。

(b) 該計劃本身及附帶之所有成本、費用及開支及實行該計劃之成本將由恒基地產承擔。

(c) 本文件及代表委任表格之中英文本概以英文本為準。

(d) 有關該建議之所有公佈將於最少一份主要英文報章及一份主要中文報章(即兩者均須為每日出版及於香港普遍發行之報章)以付款公佈形式刊登。

2. 該等恒基地產股份由李達民先生實益擁有。

3. 該等恒基地產股份中，李鏡禹實益擁有42,900股恒基地產股份，而其餘之19,800股恒基地產股份由李鏡禹及其妻子楊雪琴各擁有50%之銀禧建業有限公司擁有。

4. 該等恒基地產股份由何永勳實益擁有。

5. 該等恒基地產股份由劉智強實益擁有。

6. 該等恒基地產股份由胡家驃之妻子楊曉鳳擁有。

除上文披露者外，於最後實際可行日期，概無恒基發展董事於恒基地產股權中擁有任何權益，而於披露期內，概無恒基發展董事為價值買賣任何恒基地產股權。

(iv) 於最後實際可行日期，百德能或其集團任何成員公司概無擁有或控制任何恒基發展股權或恒基地產股權，或於要約期內為價值買賣任何恒基發展股權或恒基地產股權。

(v) 於最後實際可行日期，恒基發展之附屬公司、恒基發展或恒基發展之任何附屬公司之退休基金，或收購守則內「聯繫人」定義第(2)類別訂明之恒基發展之任何顧問(不包括獲豁免自營買賣商)概無擁有或控制任何恒基發展股權或恒基地產股權，亦無於要約期內為價值買賣任何恒基發展股權或恒基地產股權。

(vi) 於最後實際可行日期，概無任何人士與恒基發展或任何屬收購守則「聯繫人」定義第(1)、(2)、(3)或(4)類別之恒基發展聯繫人之任何人士之間存在收購守則第22條附註8所述性質之安排。

(vii) 於最後實際可行日期，與恒基發展有關連之基金經理(不包括獲豁免基金經理)概無獲全權委託管理恒基發展股權或恒基地產股權之權益，且於要約期內，概無有關基金經理為價值買賣任何恒基發展股權或恒基地產股權。

2. 該等恒基發展股份由李達民實益擁有。

3. 該等恒基發展股份由李鏡禹實益擁有。

4. 該等恒基發展股份由何永勳實益擁有。

除上文披露者外，於最後實際可行日期，概無恒基發展董事於恒基發展股權中擁有任何權益，而於披露期內，概無恒基發展董事為價值買賣任何恒基發展股權。

(iii) 於最後實際可行日期，以下恒基發展董事擁有分別列於彼等姓名右邊之恒基地產股份權益：

		持有之恒基地產股份數目及權益性質					持有之恒基地產已發行股本總數及百分比
恒基發展董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	–	–	1,122,938,300	–	1,122,938,300	61.88
李家傑	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李家誠	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李寧	1	–	1,122,938,300	–	–	1,122,938,300	61.88
李達民	2	498,000	–	–	–	498,000	0.03
李鏡禹	3	42,900	–	19,800	–	62,700	0.00
何永勳	4	100	–	–	–	100	0.00
劉智強	5	2,200	–	–	–	2,200	0.00
胡家驃	6	–	2,000	–	–	2,000	0.00

附註：

1. 該等恒基地產股份中，(i)570,743,800股恒基地產股份由恒基兆業擁有；(ii)7,962,100股恒基地產股份由恒基兆業之全資附屬先樂置業有限公司擁有；(iii)145,090,000股恒基地產股份由Cameron Enterprise Inc.擁有；222,045,300股恒基地產股份由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股恒基地產股份由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股恒基地產股份由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股恒基地產股份由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒基兆業全資擁有；(iv)5,602,600股恒基地產股份由香港中華煤氣之全資附屬Superfun Enterprises Limited擁有，恒基發展持有香港中華煤氣37.62%，恒基地產持有恒基發展73.48%，而恒基兆業則持有恒基地產61.87%；及(v)192,500股恒基地產股份由富生擁有。根據證券及期貨條例，李兆基被視為擁有恒基兆業及富生（列載於本第3節第(a)(ii)段之附註1）及香港中華煤氣及恒基地產的股份權益。李家傑及李家誠為恒基地產及恒基發展之董事及於單位信託（定義見本第3節第(a)(ii)段之附註1）持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。李寧為恒基地產及恒基發展之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。

3. 披露權益

就本節而言，「要約期」指二零零五年十一月九日至最後實際可行日期(包括首尾兩天)止期間，「披露期」指要約期開始前六個月起至最後實際可行日期(包括首尾兩天)止期間，而「擁有權益」及「權益」分別具有證券及期貨條例第XV部所賦予之涵義。「恒基地產股權」指恒基地產股份及恒基地產之任何其他股本、附帶大致上與恒基地產股份相同之權利之恒基地產證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具；「恒基發展股權」指恒基發展股份及恒基發展之任何其他證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具。

(a) 於恒基發展股權及恒基地產股權之持股量、權益及買賣

(i) 於最後實際可行日期，恒基發展並無擁有任何恒基地產股權，亦無於披露期內為價值買賣任何恒基地產股權。

(ii) 於最後實際可行日期，以下恒基發展董事擁有分別列於彼等姓名右邊之恒基發展股份權益：

		持有之恒基發展股份數目及權益性質					持有之恒基發展已發行股本總數及百分比
恒基發展董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
李家傑	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李家誠	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李寧	1	–	2,075,859,007	–	–	2,075,859,007	73.68
李達民	2	6,666	–	–	–	6,666	0.00
李鏡禹	3	1,001,739	–	–	–	1,001,739	0.04
何永勳	4	1,100	–	–	–	1,100	0.00

附註：

1. 該等恒基發展股份中，李兆基實益擁有34,779,936股恒基發展股份，而其餘之2,075,859,007股恒基發展股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬公司賓勝、敏勝、踞威、Gainwise及登銘分別擁有802,854,200股恒基發展股份、602,168,418股恒基發展股份、363,328,900股恒基發展股份、217,250,000股恒基發展股份及84,642,341股恒基發展股份，而恒基兆業持有恒基地產61.87%；及(ii)5,615,148股恒基發展股份由富生擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒基兆業及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。李家傑及李家誠為恒基地產及恒基發展之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。李寧為恒基地產及恒基發展之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。

1. 責任聲明

本文件內所載有關恒基發展集團之資料乃由恒基發展董事提供。本文件之刊發已獲恒基發展董事批准。恒基發展董事願就本文件所載資料(有關恒基地產集團(不包括恒基發展集團)之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基地產集團(不包括恒基發展集團)之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基地產集團(不包括恒基發展集團)之陳述除外)有所誤導。

2. 市價

恒基發展股份於聯交所買賣。

下表顯示恒基發展股份於(i)公佈日期前六個曆月起至最後實際可行日期止期間內各曆月之最後交易日；(ii)最後交易日及(iii)最後實際可行日期，於聯交所所報之各收市價。

日期	每股恒基發展股份價格 港幣
二零零五年五月三十一日	10.90
二零零五年六月三十日	10.70
二零零五年七月二十九日	11.25
二零零五年八月三十一日	10.80
二零零五年九月三十日	11.05
二零零五年十月三十一日	10.80
最後交易日	10.65
二零零五年十一月三十日	13.05
最後實際可行日期	14.00

恒基發展股份由公佈日期前六個月(即二零零五年五月五日)起至最後實際可行日期止期間，於聯交所錄得之每股最低及最高收市價分別為港幣10.45元(於二零零五年五月二十五日及二十六日)及港幣14.00元(於二零零五年十二月十六日及最後實際可行日期)。

附註(3)：由於尚未取得以下物業權益之有關國有土地使用權證，因此估值概要或估值證書均無載入該等物業權益之市值。然而，吾等已於估值證書各有關物業權益之附註內載明，假設取得有關國有土地使用權證，該等物業權益於二零零五年十月三十一日之市值為：

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
廣東省廣州 芳村區芳村大道210號 (237號)	330,850	–	–	80	264,680
廣東省廣州 越秀區 中山六路、 瑞南路、六榕路及 將軍東路地段範圍內之RJ-6及 RJ-7號地段 (242號)	310,000	–	–	95	294,500
廣東省廣州 海珠區 同福路及同慶路交界 同福花園 (243號)	196,000	–	–	100	196,000
廣東省廣州 越秀區 沿江西路 海珠廣場A座 (244號)	300,000	–	–	68.4	205,200
廣東省廣州 越秀區 北京路286-318號以東、 府學西街以西土地 (248號)	310,000	–	–	100	310,000
上海徐匯區 虹橋路3號 港匯廣場 辦公大樓二座 (255號)	1,540,000	–	–	100	1,540,000
廣東省深圳 羅湖區布心路 布心花園40座 407、507及607號單位 (260號)	750	–	–	100	750

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
4.1.3 持有及佔用					
363. 九龍新蒲崗 八達街9號 威達工貿商業中心 16樓1、2、3、4及 5室、17樓、18樓及19樓	49,600	73.4514	36,432	53.9721	26,770
364. 九龍九龍灣 宏光道8號 巨昇中心 3樓工場	17,900	73.4514	13,148	53.9721	9,661
4.1.4 租賃物業權益					
365. 出租予恒基發展集團 其他成員公司之15項 香港物業權益	無商業價值	–	無商業價值	–	無商業價值
4.2 於中國之物業權益					
4.2.1 持有及佔用					
366. 廣東省 廣州天河區 恒福路110號 淘金花園B座 13樓E單位	490	100	490	73.48	360
(B)部份小計：			**17,842,145**		**13,110,414**
總計(A部份及B部份)：			**17,842,145**		**99,846,870**

附註(1)：於二零零五年六月三十日，106-108號、145-150號、160-206號、210-213號、250號、311號、312號、314號、315號及348-362號物業之估值總額為港幣51,292,500,000元。

附註(2)：於二零零五年九月三十日，276-283號及291-303號物業之估值總額為港幣9,001,070,000元。

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
354.	新界粉嶺 新運路33號 粉嶺中心 地下及一樓店舖、 地下幼稚園、濕貨市場、 戲院及廣場、地下及 一樓貨車車位及私家車車位 (附註(1))	675,100	23.04	155,543	16.9298	114,293
355.	新界荃灣 荃灣街市街67-95號 城市廣場 (現稱荃灣城市中心二期) 地庫85個私家車車位(附註(1))	25,000	26	6,500	19.1048	4,776
356.	新界大埔 安慈路3號 翠屏花園地庫 14個貨車車位及 96個私家車車位及 購物平台1樓7個貨車車位 及161個單車停放處(附註(1))	23,000	19.48	4,480	14.3139	3,292
357.	九龍油麻地 彌敦道555號 九龍行(附註(1))	666,000	100	666,000	73.48	489,377
358.	九龍旺角 界限街58-66號 九龍麗東酒店(附註(1))	226,800	100	226,800	73.48	166,653
359.	香港北角 電器道200-218號 香港麗東酒店(附註(1))	543,000	100	543,000	73.48	398,996
360.	香港半山區 西摩道1號 輝煌臺 地下1至11號舖及 地下低層1及2號舖(附註(1))	145,000	35.42	51,359	26.0266	37,739
361.	九龍新蒲崗 八達街9號 威達工貿商業中心全幢 (16至19樓除外)(附註(1))	285,800	100	285,800	73.48	210,006
362.	九龍九龍灣 宏光道8號 巨昇中心全幢 (3樓除外)(附註(1))	135,300	100	135,300	73.48	99,418

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
4.1.2 持作投資					
348. 新界沙田 橫壆街2-16號 沙田中心 三樓所有舖位、 一樓剩餘部份舖位及 平台一樓及二樓 多個私家車車位(附註(1))	1,779,000	100	1,779,000	73.48	1,307,209
349. 新界屯門 屯隆街2號 時代廣場 北翼及南翼購物平台 一至三樓舖位、 平台外牆及地庫 1至78號私家車車位及 1樓1至64號單車車位(附註(1))	1,256,000	100	1,256,000	73.48	922,909
350. 九龍旺角 彌敦道610號 荷李活廣場(附註(1))	2,099,000	33.333	699,660	24.4931	514,110
351. 香港半山區 麥當勞道36號 惠苑(附註(1))	792,000	100	792,000	73.48	581,962
352. 新界荃灣 荃灣街市街 67-95號 城市廣場 (現稱荃灣城市中心二期) 商業部份地下G1、G7、 G11、G15、G19、G23及 G32號舖位、 二樓203、206、210、214、 218、222、226、230、 238號舖位 及二樓商舖範圍部分(附註(1))	282,000	100	282,000	73.48	207,214
353. 新界屯門 建泰街6號 恒威工業中心 C座及2樓所有車位 (附註(1))	98,700	100	98,700	73.48	72,525

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
339.	九龍新蒲崗 太子道東704號及 景福街104號 新時代工貿商業中心 18樓1至11室	17,700	100	17,700	73.48	13,006
340.	新界葵涌 華景山路9號 華景山莊所有舖位及 所有私家車車位	517,700	9.1288	47,260	6.7078	34,726
341.	新界大埔 翠怡街3號 翠怡花園 2樓37個私家車車位	7,400	100	7,400	73.48	5,438
342.	新界荃灣 橫龍街32-40號 興盛工業大廈 3樓A、B、E及G工場、 5樓P工場及9樓E工場、 地下9個私家車車位及 1樓19個私家車車位及 23個貨車車位	19,600	100	19,600	73.48	14,402
343.	新界屯門 青山公路新墟段250號 彩暉花園 地下12號舖	5,100	100	5,100	73.48	3,747
344.	新界屯門 青山灣青山公路351號 彩華花園 地下及地下低層 27個私家車車位	3,510	100	3,510	73.48	2,579
345.	新界屯門 青楊街8號 得利工業中心 一樓18個私家車車位	2,700	100	2,700	73.48	1,984
346.	香港筲箕灣 筲箕灣道30-36號 捷利商業大廈 14樓4室	470	100	470	73.48	345
347.	新界大埔 安慈路3號 翠屏花園1樓14A號舖	68	100	68	73.48	50

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
332.	香港灣仔 萬茂臺1號 桂濤苑地下低層 1樓A及B座及 平台、3樓B座、 23樓及24樓A座複式單位及 地下7及7A、8及 8A、15、17及19號 私家車車位、地下低層1樓 31及36號私家車車位及 地下低層2樓42至44、50、57至 59及62號私家車車位	50,000	100	50,000	73.48	36,740
333.	香港半山區 西摩道3號 輝煌豪園4個舖位、 21個住宅單位 及4個複式單位、 65個私家車車位及 6個電單車車位	344,700	0.49	1,689	0.3601	1,241
334.	香港跑馬地 山村道22-26號 銀星閣 地下停車場6號私家車車位	400	100	400	73.48	294
335.	香港北角 宏安道14-28號 威德閣地下3號舖	2,540	100	2,540	73.48	1,866
336.	九龍長沙灣 青山道438號 麗群閣1樓1至8室 及2樓1 、3及4室	6,000	100	6,000	73.48	4,409
337.	九龍長沙灣 昌華街23號 富華廣場 地下19號舖及 所屬空地及 1樓及2樓全層 應佔之21%權益	20,000	75	15,000	55.11	11,022
338.	九龍深水埗 福華街206號 榮安大廈 1樓15號舖、2樓13及15號舖	1,100	100	1,100	73.48	808

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
323.	香港半山區 羅便臣道 一個住宅單位	4,000	100	4,000	73.48	2,939
324.	香港半山區 西摩道 一個商舖	16,700	100	16,700	73.48	12,271
325.	九龍旺角 上海街604號	15,000	100	15,000	73.48	11,022
326.	九龍旺角 煙廠街 一個住宅單位	1,000	100	1,000	73.48	735
327.	新界荃灣 橫龍街 一個工廠單位	4,000	100	4,000	73.48	2,939
328.	香港北角 清華街4-8號 清暉臺 地下4號舖	1,800	100	1,800	73.48	1,323
329.	香港半山區 干德道8號 麗豪閣 102個私家車車位	25,500	100	25,500	73.48	18,737
330.	香港半山區 堅尼地道9M號 皇朝閣 36樓F座連其上天台部份 及地下1-11號私家車車位、 1樓1-17號私家車車位、 2樓6、11、13、16及19號私家車車位、 3樓2、3、7及19號私家車車位、 4樓8-13及19號私家車車位及 5樓1-15號私家車車位	27,700	100	27,700	73.48	20,354
331.	香港半山區 麥當勞道7-9號豪華閣 23樓、地下4號私家車車位 及停車場「1」部份 (亦稱為停車場「1」2號及 3號私家車車位)	19,500	100	19,500	73.48	14,329

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
315.	新界屯門 洪水橋 丈量約份第124約 第3039號地段A段及餘段及 第3042號地段(附註(1))	6,500	31.33	2,036	23.0213	1,496

3.1.4 持有及佔用

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
316.	新界青衣 青衣市地段第102號 担杆山路98號 船廠	84,000	31.33	26,317	23.0213	19,338

3.1.5 租賃物業權益

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
317.	出租予香港小輪 之14項香港物業權益及 1項澳門物業權益	無商業價值	–	無商業價值	–	無商業價值

4. 恒基發展集團其他成員公司

4.1 於香港之物業權益

4.1.1 持有待售

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
318.	九龍尖沙咀 白加士街56號 凱豪商業中心全幢 (不包括5樓2及3室、 10樓及13樓之1室、18樓3室、 19樓5室及20樓全層)	160,000	100	160,000	73.48	117,568
319.	香港北角 渣華道108號 渣華道108號商業中心之 恒基發展應佔權益	44,400	100	44,400	73.48	32,625
320.	香港半山區 衛城道 一個住宅單位	17,750	100	17,750	73.48	13,043
321.	香港半山區 衛城道 一個單位	15,550	100	15,550	73.48	11,426
322.	香港半山區 麥當勞道多個單位	7,200	100	7,200	73.48	5,291

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
3. 香港小輪(集團)有限公司(「香港小輪」)					
3.1 於香港之物業權益					
3.1.1 持有待售					
308. 九龍大角咀 福利街8號 港灣豪庭 多個住宅單位及車位	855,600	15.665	134,030	11.5106	98,485
3.1.2 持有供未來發展					
309. 九龍大角咀 大角咀道220及222號 九龍內地段第11159號	965,000	31.33	302,335	23.0213	222,156
310. 九龍大角咀 塘尾道43-51A號	275,000	31.33	86,158	23.0213	63,309
311. 九龍油塘 草園街6號(附註(1))	515,000	31.33	161,350	23.0213	118,560
3.1.3 持有作投資					
312. 九龍大角咀 福利街8號 港灣豪庭 商業部份連一期及二期廣告板 及商用車位及裝卸區(附註(1))	638,000	31.33	199,885	23.0213	146,876
313. 新界大嶼山 梅窩 丈量約份第2約 銀礦灣酒店及 多幅農地及屋地之 香港小輪應佔權益	66,050	31.33	20,693	23.0213	15,206
314. 新界大嶼山 長沙麗濱別墅 B9、B14、B15及B96號屋 連9、14、15及116號私家車 車位(附註(1))	15,000	31.33	4,700	23.0213	3,453

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
301.	廣東省 廣州東山區 環市東路496、 498及500號 廣發花園 美麗華廣場 1樓部份 幸運閣兩個單位及 栢麗商業中心 5個單位(附註(2))	5,225	21.6629	1,132	15.9179	832
302.	廣東省 廣州東山區 環市東路496號 廣發花園 美麗華廣場4樓(附註(2))	26,200	44.21	11,583	32.4855	8,511
303.	廣東省 中山 中山二路59號 裕華花園廣場 4樓402號舖(附註(2))	4,700	44.21	2,078	32.4855	1,527
2.2.2	*持有及佔用*					
304.	廣東省 深圳 蛇口特別工業區 蛇口碧濤苑公寓 2座1樓A室	375	44.21	166	32.4855	122
305.	北京 朝陽區 建國門外大街24號 京華公寓1座403及503室	2,370	44.21	1,048	32.4855	770
2.2.3	*租賃物業權益*					
306.	出租予美麗華之3項中國物業權益	無商業價值	–	無商業價值	–	無商業價值
2.3	**於美國之物業權益**					
2.3.1	*持有待售*					
307.	美國 加利福尼亞州 彼沙郡 林肯市 第29A及B地段 第30C、D及E地段 第27C、3B-1及3B-2地段 第9村1-4號 住宅地皮	801,138	38.9048	311,681	28.5872	229,023

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
295.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣(B座) 14樓兩個住宅單位及 94號停車場(附註(2))	3,749	44.21	1,657	32.4855	1,218
296.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣(B座) 15至18樓19個住宅單位及 82、84、85、87及89至91號 停車場(附註(2))	32,506	44.21	14,371	32.4855	10,560
297.	上海 長寧區古北 虹橋路1720弄11及12號 美麗華花園 銀栢閣(A座) 5樓H住宅單位及 81個停車場(附註(2))	15,940	22.7063	3,619	16.6846	2.660
298.	廣東省 廣州東山區 環市東路496號 廣發花園 美麗華廣場 地庫B部份、1樓部份、2樓部份及 3樓全層(附註(2))	52,502	30.947	16,248	22.7399	11,939
299.	廣東省 廣州東山區 環市東路500號 廣發花園 幸運閣32個單位(附註(2))	16,649	30.947	5,152	22.7399	3,786
300.	廣東省 廣州東山區 環市東路496-500號 廣發花園 栢麗商業中心 7個單位(附註(2))	4,322	30.947	1,338	22.7399	983

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
289.	香港北角 天后廟道151-173號 百福花園 地下部份或商業單位	6,000	44.21	2,653	32.4855	1,949
2.1.3	***租賃物業權益***					
290.	出租予美麗華之9項 香港物業權益	無商業價值	—	無商業價值	—	無商業價值
2.2	**於中國之物業權益**					
2.2.1	***持作投資***					
291.	上海 長寧區古北 虹橋路1770號地段 美麗華花園 1樓、2樓A區及B區部份及 地庫1樓（附註(2)）	189,800	22.7063	43,097	16.6846	31,667
292.	上海 長寧區古北 虹橋路 1720弄11號 美麗華花園 金楓閣（B座） 4樓至6樓21個住宅單位及 118-125號停車場（附註(2)）	34,355	44.21	15,188	32.4855	11,160
293.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣（B座） 7樓至15樓35個住宅單位及 93、95、96、99-102、105、 106、109、110及117號 停車場（附註(2)）	57,373	44.21	25,365	32.4855	18,638
294.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣（B座） 10樓3個住宅單位及 103、104及107號停車場（附註(2)）	5,488	44.21	2,426	32.4855	1,783

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
281.	香港北角 英皇道310號雲華大廈 1樓及2樓全層單位、天台及 5樓至20樓(包括首尾兩層)外牆(附註(2))	42,000	44.21	18,568	32.4855	13,644
282.	香港中環 雲咸街1號 南華大廈地庫(附註(2))	53,000	44.21	23,431	32.4855	17,217
283.	九龍尖沙咀 諾士佛臺6號(附註(2))	125,000	44.21	55,263	32.4855	40,607
	2.1.2 持有及佔用					
284.	九龍旺角 亞皆老街173號芝蘭苑 1、2、5、6、7、8、9、11、13、 14、15、23、24及26號私家車車位	2,800	44.21	1,238	32.4855	910
285.	九龍九龍城 沙浦道47及49號 3樓	2,300	44.21	1,017	32.4855	747
286.	新界荃灣 德士古道220-248號 荃灣工業中心 21樓2101至2108號工廠單位及 一樓20號及102號停車位	7,300	44.21	3,227	32.4855	2,371
287.	九龍油麻地 佐敦道37E-37H號及37J-37K號 上海街95-103號 統一大廈 13樓A3部份	1,300	44.21	575	32.4855	422
288.	新界大嶼山 澄碧邨 Beach Chalet第五座 1樓A室	1,000	44.21	442	32.4855	325

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
1.2 於中國之物業權益					
1.2.1 持有及佔用					
274. 廣東省廣州市 番禺區鍾村鎮 祈福新邨11街 A98、A100及A102號屋	1,476	37.57	555	27.6064	407
275. 廣東省中山 東區富灣南路 比華利山 致富街9號203單位、 11號203單位、6號202單位及 1號204單位	978	37.57	367	27.6064	270
2. 美麗華酒店企業有限公司(「美麗華」)					
2.1 於香港之物業權益					
2.1.1 持作投資					
276. 香港尖沙咀 彌敦道118-130號 美麗華酒店(附註(2))	2,227,000	44.21	984,557	32.4855	723,452
277. 九龍尖沙咀 彌敦道132號及金巴利道1號 美麗華大廈及 美麗華商場 (包括諾士佛階)(附註(2))	6,010,000	44.21	2,657,021	32.4855	1,952,379
278. 九龍尖沙咀 金巴利道16號 香檳大廈 一樓(附註(2))	24,000	44.21	10,610	32.4855	7,797
279. 九龍土瓜灣 木廠街12-14號及18-34號、 北帝街68及70號 錦堂樓地下 10、11及12號舖(附註(2))	13,000	41.7519	5,428	30.6793	3,988
280. 九龍新蒲崗 雙喜街5號 福和工業大廈 地下(附註(2))	5,300	44.21	2,343	32.4855	1,722

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
1.1.4 持作投資					
267. 香港中環港景街1號、金融街8號國際金融中心(國金)綜合大樓(不包括國金二期33樓至52樓、55樓、56樓及77樓至88樓)	27,716,000	停車場 2.7614 其餘 5.6355	1,550,295	停車場 2.0291 其餘 4.141	1,139,166
268. 新界沙田火炭坳背灣街14-24號金豪工業大廈第二座3樓A、B、C廠、雜物房A及78至81號車位	11,000	37.57	4,133	27.6064	3,037
1.1.5 持有及佔用					
269. 香港北角渣華道363號	734,000	37.57	275,764	27.6064	202,631
270. 九龍土瓜灣九龍內地段第10311號土瓜灣道100號馬頭角北廠	970,000	37.57	364,429	27.6064	267,782
271. 新界大埔大埔市地段第46號(連帶吐露港繫船系統通行權之權益)	463,000	37.57	173,949	27.6064	127,818
272. 新界元朗丈量約份第104約第3723號地段E段餘段	28,000	37.57	10,520	27.6064	7,730
1.1.6 租賃物業權益					
273. 出租予香港中華煤氣之34項香港物業權益	無商業價值	–	無商業價值	–	無商業價值

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
260.	廣東省深圳羅湖區布心路布心花園40座407、507及607號單位	無商業價值(見附註(3))	–	–	100	無商業價值(見附註(3))
261.	座落廣東省廣州番禺區南沙鎮進港大道北2號之物業	無商業價值	–	–	25	無商業價值
2.6	***租賃物業權益***					
262.	出租予恒基地產之16項中國物業權益	無商業價值	–	–	–	無商業價值
	(A)部份小計：					**86,736,456**
(B)	**恒基發展**					
1.	**香港中華煤氣有限公司(「香港中華煤氣」)**					
1.1	**於香港之物業權益**					
1.1.1	***持有待售***					
263.	九龍何文田京士柏山多幢房屋、住宅單位及車位	918,000	16.9065	155,202	12.4229	114,042
264.	香港西灣河太康街38號嘉亨灣多個住宅單位及車位	5,503,000	18.785	1,033,739	13.8032	759,590
1.1.2	***持有發展中***					
265.	九龍土瓜灣九龍海旁地段第102號之香港中華煤氣應佔權益	4,049,860	37.57	1,521,532	27.6064	1,118,021
1.1.3	***持作未來發展***					
266.	新界荃灣丈量約份第443約第484號地段楊屋道161-167號	50,000	37.57	18,785	27.6064	13,803

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
251.	北京東城區 建國門內大街18號 北京恒基中心 商業平台及停車場	1,965,000	–	–	75	1,473,750
252.	北京東城區 建國門內大街18號 北京恒基中心 辦公大樓3座 518及519號單位	4,550	–	–	100	4,550
253.	上海閘北區 天目西路547號地段 不夜城廣場 商業平台及停車場	525,700	–	–	37.5	197,138
254.	上海徐匯區 宛平南路521號地段 恒昌花園 商業平台及停車場	81,000	–	–	49	39,690
255.	上海徐匯區 虹橋路3號 港匯廣場 辦公大樓二座	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
256.	廣東省深圳 福田區彩田路B118-6及 B118-7號地段恒福花園 商業平台餘下部份	24,300	–	–	100	24,300
257.	廣東省廣州 荔灣區 寶華路133-147號、 寶源路及多寶路 恒寶華庭 商業平台及停車場	938,000	–	–	100	938,000
2.5	*持有及佔用*					
258.	蒙陰新華石材有限公司 持有之物業權益	1,060	–	–	32	339
259.	北京朝陽區 首都機場路89號 麗京花園別墅第7區 (海棠園) 6-31座2樓7-6-7號 單位	1,700	–	–	75	1,275

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
243.	廣東省廣州 海珠區 同福路及同慶路交界 同福花園	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
244.	廣東省廣州 越秀區 沿江西路 海珠廣場A座	無商業價值 (見附註(3))	–	–	68.4	無商業價值 (見附註(3))
245.	廣東省廣州 越秀區 沿江西路 海珠廣場B座	276,000	–	–	62	171,120
246.	廣東省廣州 越秀區 沿江西路 海珠廣場C座	220,000	–	–	72	158,400
247.	廣東省廣州 芳村區 芳村大道(前稱芳村工業大道) 花地地段土地	787,000	–	–	100	787,000
248.	廣東省廣州 越秀區 北京路286-318號以東、 府學西街以西土地	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
249.	廣東省東莞 莞太東路 東莞恒駿廣場	49,700	–	–	70	34,790
2.4	***持作投資***					
250.	廣東省 深圳福田區 紅岭中路 B217-16地段園東花園 商業平台1樓及2樓、 地庫閣樓及地庫層之 寶享房地產(深圳)有限公司 應佔權益 (據悉為50%)(附註(1))	45,000	–	–	100	45,000

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
2.2 持有發展中					
235. 北京朝陽區朝陽路南側關東店南街2號擬建之京澳中心	1,152,000	–	–	100	1,152,000
236. 上海閘北區天目西路及恒豐路交界天目西路130-2號地段	272,000	–	–	100	272,000
237. 廣東省廣州芳村區芳村大道210號	無商業價值 (見附註(3))	–	–	80	無商業價值 (見附註(3))
2.3 持有供未來發展					
238. 上海閘北區恒豐路及普濟路交界天目西路146(A)-3號地段	208,200	–	–	100	208,200
239. 上海閘北區恒豐路及裕通路交界天目西路147-2號及147-3號地段	194,300	–	–	100	194,300
240. 上海閘北區恒豐路天目西路406-2號、406-3號及406-4號地段	492,500	–	–	60	295,500
241. 上海靜安區南京西路688號地段	810,400	–	–	85	688,840
242. 廣東省廣州越秀區中山六路、瑞南路、六榕路及將軍東路地段範圍內之RJ-6及RJ-7號地段	無商業價值 (見附註(3))	–	–	95	無商業價值 (見附註(3))

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
2. 於中國之物業權益					
2.1 持有待售					
229. 廣東省 深圳福田區 紅岭中路 B217-16地段 園東花園 多個住宅單位	1,900	–	–	100	1,900
230. 北京東城區 建國門內大街18號 北京恒基中心 公寓樓及辦公大樓 餘下部份	303,090	–	–	75	227,318
231. 上海閘北區 天目西路547號地段 不夜城廣場 聯通國際大廈 餘下部份	150,500	–	–	37.5	56,438
232. 上海徐匯區 宛平南路521號地段 恒昌花園 住宅大廈及 辦公室／住宅大廈 餘下部份	9,480	–	–	49	4,645
233. 廣東省深圳 福田區彩田路 B118-6及B118-7號地段 恒福花園住宅大廈 餘下部份	1,015	–	–	100	1,015
234. 廣東省廣州 荔灣區 寶華路133-147號、 寶源路及多寶路 恒寶華庭 住宅大廈餘下部份	14,620	–	–	100	14,620

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
219.	九龍深水埗 營盤街163-173號 建安大廈地下至4樓 公眾範圍	無商業價值	–	–	–	無商業價值
220.	新界屯門 青海圍2號 萬寶大廈 2樓空間及遊樂場	無商業價值	–	–	–	無商業價值
221.	九龍紅磡 寶其利街44-56號 金華大廈 地下空間	無商業價值	–	–	–	無商業價值
222.	新界屯門 青河坊3號 利寶大廈 預留地區	無商業價值	–	–	–	無商業價值
223.	新界屯門 青河坊2號 利寶大廈 地下及1樓餘下地區	無商業價值	–	–	–	無商業價值
224.	新界 屯門 青山公路新墟段11-17號 嘉華大廈 2樓平台天台 餘下部份	無商業價值	–	–	–	無商業價值
225.	新界葵涌 健康街13號 萬利工業大廈 停車場餘下部份	無商業價值	–	–	–	無商業價值
226.	新界沙田 穗禾路21-29號 豐景花園 公眾範圍及 公用康樂設施及設備	無商業價值	–	–	–	無商業價值
227.	香港北角 清華街18-24號 富景閣 部份地段	無商業價值	–	–	–	無商業價值
228.	新界元朗 西菁街9號 富盛大廈 管理份數	無商業價值	–	–	–	無商業價值

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
1.5	*持有及佔用*					
212.	香港中環 德輔道中28號 及昭隆街27號 盤谷銀行大廈12樓(附註(1))	11,600	–	–	100	11,600
213.	香港中環 德輔道中19號 環球大廈4樓及6樓全層 7樓701、702、704及705號辦公室、 8樓805及806號辦公室A部份、 12樓1201至1205號辦公室(附註(1))	650,000	–	–	100	650,000
214.	香港半山區般咸道66B-C號 金麗閣1樓 A號車位	400	–	–	100	400
1.6	*租賃物業權益*					
215.	出租予恒基地產之 36項香港物業權益	無商業價值	–	–	–	無商業價值
216.	出租予恒基中國集團有限公司之 兩項香港物業權益	無商業價值	–	–	–	無商業價值
1.7	*其他物業權益*					
217.	香港北角 堡壘街42-46A號 怡新大廈 現有樓梯連接稱為 堡壘街48號之物業之空間	無商業價值	–	–	–	無商業價值
218.	九龍油蔴地 偉晴街82-88A號 偉業大廈地下入口大堂及 樓梯底空間(通往上層須用之 部分除外)、任何單位之雜物房及 其他房間;任何牆壁表面 (單位內之表面除外)及 1樓簷蓬及天台	無商業價值	–	–	–	無商業價值

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
204.	新界沙田 沙角街7-11號 翠華花園 A座圖書館及毗鄰空間及 B座3樓託兒所及毗鄰空間(附註(1))	3,600	–	–	100	3,600
205.	新界西貢 白沙灣匡湖居 購物中心、會所、303個船位、 75個旱塢船位及 377個私家車車位(附註(1))	287,000	–	–	40	114,800
206.	香港半山區羅便臣道10號 嘉兆臺車房 (4樓及5樓停車場)(附註(1))	75,000	–	–	50	37,500
207.	新界 將軍澳唐德街9號 將軍澳中心商業單位及 377個私家車車位	855,000	–	–	24.59	210,245
208.	香港中環 港景街1號及金融街8號 國際金融中心(國金)综合大樓 (不包括國金二期33樓至52樓、 55樓、56樓及77樓至88樓)	27,716,000	–	–	車位 15.93 其餘 32.5	8,940,592
209.	香港鰂魚涌 鰂魚涌內地段第8號 H分段及A分段餘段多個車位	4,800	–	–	50	2,400
210.	香港皇后大道中9號 4樓、18樓、20樓及32樓(附註(1))	705,000	–	–	100	705,000
211.	新界屯門 藍地福亨村路8號 豫豐花園 商業部份(附註(1))	92,100	–	–	100	92,100

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
196.	香港北角 春秧街76-92號 北角麗東軒（附註(1)）	502,000	–	–	100	502,000
197.	新界大埔 露輝路28號 淺月灣一期31間花園屋（附註(1)）	550,000	–	–	100	550,000
198.	新界大埔 露屏路1號 淺月灣二期36間花園屋（附註(1)）	507,000	–	–	100	507,000
199.	香港香港仔 香港仔大道208號 裕輝商業中心 （地下1至3號單位、2樓1、2及6號單位、5及6樓全層、8樓5號單位、10樓5號單位、13樓1、2及5號單位、17樓6號單位、20樓2號單位及25樓3號單位除外）（附註(1)）	118,000	–	–	100	118,000
200.	九龍油麻地 長樂街19號 拔萃豪庭（附註(1)）	235,200	–	–	16.7	39,278
201.	新界大埔 大埔市地段第161號63區 持作投資之海景豪華別墅 （第一期）部份（附註(1)）	5,848,400	–	–	90.1	5,269,408
202.	九龍油麻地 廣華街3號百利達廣場 地庫舖位、地下1至14號舖、1樓及2樓舖位及72個私家車車位、3個貨車車位及11個電單車車位（附註(1)）	110,300	–	–	100	110,300
203.	新界元朗 青山公路40-52B號 豐裕軒之恒基地產 應佔權益（附註(1)）	54,700	–	–	100	54,700

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
185.	九龍尖沙咀 金巴利道1B-1C號 恒港中心(附註(1))	105,000	–	–	100	105,000
186.	新界粉嶺 一鳴路23號牽晴間 商業部份(附註(1))	258,000	–	–	100	258,000
187.	新界 將軍澳銀澳路1號 新寶城地下1至29號舖、 1樓1至13號舖及食肆(附註(1))	114,000	–	–	100	114,000
188.	香港灣仔 皇后大道東248號 (前稱萬誠保險中心或加怡保險中心) (附註(1))	2,098,000	–	–	17.13	359,387
189.	九龍長沙灣 永康街79號 及瓊林街108-110號 恒龍工商中心(附註(1))	475,000	–	–	100	475,000
190.	新界 將軍澳 貿業路8號都會豪庭 商業部份(附註(1))	1,351,000	–	–	100	1,351,000
191.	新界 將軍澳欣景路8號 新都城第二期 商業部份(附註(1))	5,151,000	–	–	100	5,151,000
192.	香港上環 永樂街235-237號及 文咸西街75號(附註(1))	163,000	–	–	100	163,000
193.	九龍旺角 彌敦道579號(附註(1))	257,000	–	–	100	257,000
194.	香港半山區 摩羅廟街1-9號 (亦稱羅便臣道22號) 福熙苑地下低層及 高層會所(附註(1))	6,300	–	–	100	6,300
195.	香港半山區 堅道117號寶華軒 4個住宅單位及 5個私家車車位(附註(1))	26,000	–	–	100	26,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
176.	新界大埔 安慈路3號 翠屏花園 地庫14個貨車車位及 96個私家車車位 及購物平台1樓7個貨車車位 及161個單車停放處（附註(1))	23,000	–	–	65.54	15,074
177.	九龍九龍塘 喇沙利道25號 雋寧閣（附註(1))	116,400	–	–	100	116,400
178.	香港半山區 西摩道1號輝煌臺 地下1至11號舖及 地下低層1至2號舖（附註(1))	145,000	–	–	64.58	93,641
179.	新界荃灣 眾安街68號 荃灣城市中心一期（附註(1))	2,440,000	–	–	74.96	1,829,024
180.	九龍旺角 彌敦道585號 富時中心（附註(1))	297,000	–	–	100	297,000
181.	九龍新蒲崗 大有街29號 宏基中心（附註(1))	288,000	–	–	100	288,000
182.	新界沙田馬鞍山 西沙路628號新港城 海濤居新港城廣場 商業部份連224個私家車車位及 10個貨車車位（附註(1))	389,000	–	–	100	389,000
183.	香港北角電器道183號 友邦廣場（附註(1))	2,979,000	–	–	94.56	2,816,942
184.	香港灣仔 軒尼詩道4號全部及 皇后大道東6號 （亦稱先施保險大廈西翼）、 軒尼詩道6號及 皇后大道東8-10號 先施保險大廈東翼 2樓、7樓、11樓、12樓、16樓及 18樓及天台部份（附註(1))	180,000	–	–	100	180,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
170.	香港柴灣 利眾街24號 兆孚工業大厦 (包括私家車車位及 貨車車位)(附註(1))	56,000	–	–	100	56,000
171.	新界粉嶺 新運路33號 粉嶺中心地下及 1樓舖位、地下幼稚園、 濕貨市場、戲院及廣場、 地下及1樓貨車車位及 私家車車位(附註(1))	675,100	–	–	76.96	519,557
172.	新界荃灣 荃灣街市街67-95號 城市廣場(現稱荃灣城市中心二期) 商業部份地下、1樓、2樓及3樓舖位 (不包括地下G1、G7、G11、G15、 G19、G23及G32號舖、2樓203、206、 210、214、218、222、226、230、 238號舖及前美食廣場)(附註(1))	1,000,000	–	–	100	1,000,000
173.	新界荃灣 荃灣街市街67-95號 城市廣場(現稱荃灣城市中心二期) 商業部份地庫85個 私家車車位(附註(1))	25,000	–	–	74	18,500
174.	新界元朗 西菁街23號 富達廣場地下 所有舖位及美食廣場及 1樓兩間食肆(附註(1))	133,000	–	–	100	133,000
175.	新界粉嶺 百和路88號花都廣場 商業部份及217個 私家車車位(附註(1))	754,200	–	–	60	452,520

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
163、	新界荃灣 大河道88號 灣景廣場 地下、1樓、2樓及3樓商業部份、 地庫1層40個私家車車位、 地庫2層48個私家車車位及 16個貨車車位(附註(1))	394,000	–	–	100	394,000
164.	新界沙田 馬鞍山鞍誠街18號 新港城A座及B座 地下所有舖位(附註(1))	75,000	–	–	100	75,000
165.	新界沙田馬鞍山 鞍誠街22號 新港城 C座及D座所有舖位(附註(1))	86,000	–	–	50	43,000
166.	新界沙田馬鞍山 鞍誠街8號 新港城 N座、P座、Q座及R座 商業部份及公有範圍及 186個私家車車位(附註(1))	380,000	–	–	100	380,000
167.	新界沙田 馬鞍山鞍祿街18號新港城 E-H座及J-M座購物商場 (包括兩間戲院及濕貨市場)、 私家車車位及貨車車位(附註(1))	3,723,000	–	–	車位 100 其餘 97.933	3,650,448
168.	新界沙田 沙田正街21-27號 沙田廣場 購物商場及87個 私家車車位(附註(1))	2,670,000	–	–	77.55	2,070,585
169.	香港上環 德輔道中308號 安泰金融中心 (前稱美國安泰中心)(附註(1))	1,349,000	–	–	100	1,349,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
155.	新界 元朗多幅農地 及屋地之恒基地產 應佔權益	5,843,000	–	–	100	5,843,000
156.	新界 大埔多幅農地及屋地之 恒基地產應佔權益	513,300	–	–	100	513,300
157.	新界 屯門多幅農地及屋地之 恒基地產應佔權益	1,067,900	–	–	100	1,067,900
158.	新界北區及 西貢多幅農地及屋地之 恒基地產應佔權益	1,803,400	–	–	100	1,803,400
159.	新界 沙田多幅農地及屋地之 恒基地產應佔權益	1,068,200	–	–	100	1,068,200
1.4	***持作投資***					
160.	香港灣仔 駱克道276-278號 安隆商業大廈 (6樓1號辦公室及21樓1號及 2號辦公室除外)(附註(1))	103,000	–	–	100	103,000
161.	香港上環 德輔道中188號 金龍中心(附註(1))	919,000	–	–	100	919,000
162.	新界元朗 大棠道36-46號、教育路1號 千色廣場購物商場連37個 私家車車位及 14個貨車車位(附註(1))	1,076,000	–	–	100	1,076,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
142.	香港中環 砵典乍街45-47號 敦和里1-5號及 伊沙里4-7號	520,000	–	–	19.1	99,320
143.	九龍油麻地 廟街一個空置地盤	10,000	–	–	100	10,000
144.	九龍旺角 荔枝角道33號	370,000	–	–	100	370,000
145.	九龍長沙灣 瓊林街88及92號及 永康街59及61號 (附註(1))	227,000	–	–	100	227,000
146.	九龍新蒲崗 太子道東712號及 景福街112號(附註(1))	340,000	–	–	100	340,000
147.	九龍新蒲崗 雙喜街9-11號(附註(1))	200,000	–	–	100	200,000
148.	九龍新蒲崗 大有街1號(附註(1))	180,000	–	–	70	126,000
149.	九龍觀塘 鴻圖道52號(附註(1))	105,000	–	–	100	105,000
150.	九龍觀塘 鴻圖道78號(附註(1))	96,000	–	–	100	96,000
151.	新界粉嶺 粉嶺上水市地段第229號	505,000	–	–	100	505,000
152.	新界屏山 唐人新村 丈量約份第122約 第1740號地段	139,000	–	–	100	139,000
153.	香港山頂 盧吉道一個空置地盤	240,000	–	–	100	240,000
154.	九龍油塘 油塘海傍地段 第6、7、23、24號 及其延伸範圍及 油塘海傍地段第8、 9、10、11及38號之 恒基地產應佔權益	530,200	–	–	100	530,200

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
126.	九龍油麻地 渡船街兩幢樓宇	10,000	–	–	100	10,000
127.	九龍油麻地 彌敦道一幢樓宇	67,000	–	–	70	46,900
128.	九龍油麻地 彌敦道多個商舖	75,000	–	–	100	75,000
129.	九龍旺角 彌敦道多個單位	8,500	–	–	100	8,500
130.	九龍深水埗 北河街兩幢樓宇	10,000	–	–	100	10,000
131.	九龍長沙灣 福榮街一幢樓宇	8,500	–	–	100	8,500
132.	九龍長沙灣 永康街一個單位	1,300	–	–	100	1,300
133.	九龍旺角 太平道一個單位	2,600	–	–	100	2,600
134.	九龍土瓜灣 鴻福街兩個商舖	5,000	–	–	100	5,000
135.	九龍新蒲崗 五芳街9-11號 彩虹道206-208號 盛景工業大廈 4樓、6樓、7樓、8樓及9樓及 地下1號、2號、7號、9號及 10號車位	25,000	–	–	100	25,000
136.	九龍觀塘 海濱道一個單位	11,000	–	–	100	11,000
137.	新界荃灣 眾安街多個單位	5,500	–	–	100	5,500
138.	新界大埔 汀角路一個住宅單位	750	–	–	100	750
139.	九龍油麻地 廣東道590-600號	110,000	–	–	100	110,000
140.	香港半山區 干德道一個住宅 單位及一個車位	7,500	–	–	100	7,500
141.	香港香港仔 黃竹坑道19-21號	160,000	–	–	50	80,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
112.	九龍土瓜灣 九龍海旁地段第102號 餘下部份之恒基地產應佔權益	1,291,140	–	–	100	1,291,140
113.	香港港島南區 赫蘭道11及12號	490,000	–	–	44.42	217,658
1.3	***持有供未來發展***					
114.	香港半山區 羅便臣道一個住宅單位	4,000	–	–	100	4,000
115.	香港半山區 西摩道 一個住宅單位	2,500	–	–	100	2,500
116.	香港半山區 西摩臺一幢樓宇	32,000	–	–	100	32,000
117.	香港半山區 堅尼地道 之恒基地產 應佔權益	38,154	–	–	100	38,154
118.	香港中環 德己立街 多個商舖及住宅單位	80,000	–	–	50	40,000
119.	香港灣仔 莊士敦道一幢樓宇	33,000	–	–	100	33,000
120.	香港灣仔 史釗域道一幢唐樓	28,000	–	–	50	14,000
121.	香港銅鑼灣 摩頓臺多個住宅單位及車位	22,500	–	–	100	22,500
122.	香港大坑 宏豐臺多個單位	10,000	–	–	100	10,000
123.	香港北角 英皇道多個商舖及住宅單位	15,000	–	–	100	15,000
124.	香港柴灣 利眾街26號 香港柴灣工業大廈 1樓6號及7號工場	600	–	–	100	600
125.	九龍尖沙咀 山林道多個單位	27,200	–	–	100	27,200

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
102.	新界屯門 管青路2號 愛琴海岸商業單位及 幼稚園及多個車位	60,000	–	–	25	15,000
103.	九龍紅磡 紅荔道8號 半島豪庭 多個單位及車位	455,200	–	–	50	227,600
104.	香港跑馬地 樂活道6號 比華利山 多個車位	1,300	–	–	40.75	530
105.	九龍何文田 何文田山道26號 嘉輝臺 第二層停車場 1號及39號私家車車位	500	–	–	100	500
1.2	***持作發展***					
106.	九龍觀塘 偉業街165-167號及 巧明街66號(附註(1))	315,000	–	–	100	315,000
107.	九龍觀塘 偉業街223-231號及 敬業街39號(附註(1))	2,237,000	–	–	88.503	1,979,812
108.	新界大埔 大埔市地段第161號 海景豪華別墅(第3期)(附註(1))	2,920,000	–	–	90.1	2,630,920
109.	新界粉嶺 粉嶺上水市地段 第189號 清曉路18號 御皇庭第2期	635,000	–	–	45	285,750
110.	香港半山區 高街1號及 醫院道5號	485,000	–	–	100	485,000
111.	香港上環 荷李活道108號 及必列者士街1-17號聚賢居	2,600,000	–	–	100	2,600,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
93.	九龍九龍灣 宏照道25號 源發工業大廈 地下16號私家車車位	350	–	–	100	350
94.	新界元朗 馬田路38號 怡豐花園 多個車位	600	–	–	100	600
95.	新界屯門 藍地福亨村路8號 豫豐花園 多個住宅單位及車位	2,546,200	–	–	100	2,546,200
96.	新界元朗 丹桂村50號 多個單位及車位	154,600	–	–	100	154,600
97.	香港半山區 堅道117號寶華軒 地下低層2樓6號私家車車位	400	–	–	50	200
98.	香港西灣河 太康街38號 嘉亨灣 多個單位及車位	5,503,000	–	–	50	2,751,500
99.	九龍何文田 京士柏山道 京士柏山 多間房屋、單位及 車位	918,000	–	–	50	459,000
100.	新界上水 清曉路18號 御皇庭1座及2座 多個單位及車位	584,000	–	–	45	262,800
101.	香港中環 亞畢諾道3號 環貿中心 6樓5至8號舖	10,000	–	–	50	5,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
83.	香港半山區 干德道22號 慧豪閣多個車位	31,200	–	–	100	31,200
84.	九龍尖沙咀 山林道46-48號 運通商業大廈 多個單位	13,200	–	–	100	13,200
85.	九龍九龍灣 宏泰道12號 榮發工業大廈 多個車位	900	–	–	100	900
86.	新界荃灣 柴灣角街83-93號 榮興工業大廈 3樓9號工場	1,200	–	–	100	1,200
87.	香港北角 渣華道8號 威邦商業中心 3樓4室	600	–	–	100	600
88.	香港半山區 衛城道2A-B號衛城閣 地下C及D舖	2,900	–	–	100	2,900
89.	新界荃灣 沙咀道40-50號 榮豐工業大廈 多個車位	400	–	–	100	400
90.	香港半山區 干德道42號 匯豪閣 6樓B座及多個車位	23,200	–	–	85	19,720
91.	九龍深水埗南昌街188號 華麗廣場 地下1A舖	285	–	–	100	285
92.	九龍深水埗 青山道108號 富裕居多個單位	21,600	–	–	100	21,600

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
73.	香港筲箕灣 筲箕灣道250號 御景軒多個單位	330,000	–	–	18.13	59,829
74.	香港鰂魚涌 太古城道39號 滙豪峰 多個單位及車位	96,990	–	–	75	72,743
75.	香港半山區 西摩道11號 福澤花園 多個車位	2,450	–	–	100	2,450
76.	新界屯門 青山灣青山公路351號 彩華花園 多個車位	4,940	–	–	100	4,940
77.	香港西營盤 薄扶林道71號翠安閣 地下1號及2號舖	9,200	–	–	100	9,200
78.	九龍油麻地 廣東道608號 廣基大廈 1樓3號及4號舖	810	–	–	100	810
79.	香港跑馬地 毓秀街23號 逸怡居 多個車位	5,400	–	–	100	5,400
80.	九龍紅磡 高山道38A號 高雅軒多個單位	10,000	–	–	100	10,000
81.	新界大埔 大埔市地段第161號63區 恒基地產持有待售之 海景豪華別墅（第1期）部份	1,949,400	–	–	90.1	1,756,409
82.	香港半山區 干德道52號 駿豪閣多個車位	6,400	–	–	100	6,400

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
64.	香港北角 英皇道933號 御皇臺 多個單位及車位	210,100	–	–	100	210,100
65.	九龍九龍灣 宏開道17號 順發工業大廈 地下14及15號私家車車位	700	–	–	55	385
66.	香港半山區 般咸道64號 嘉麗苑1樓 停車場18號車位	400	–	–	100	400
67.	香港香港仔 香港仔舊大街120號 兆群大廈 地下7號舖連附設洗手間	3,500	–	–	100	3,500
68.	香港半山區 麥當勞道20-22號 雨時大廈 多個車位	2,500	–	–	100	2,500
69.	新界沙田 馬鞍山鞍誠街18及 22號新港城A至H座及J至M座 多個車位及一個單位之 恒基地產應佔權益	29,800	–	–	100	29,800
70.	九龍旺角 新填地街576號 新輝商業中心 8樓A、B及C室	2,100	–	–	100	2,100
71.	香港北角 水星街28號 耀星華庭多個單位 恒基地產應佔權益	20,800	–	–	100	20,800
72.	新界元朗 大棠道99號 蝶翠峰第一、二、三及四期 多個單位及車位	31,200	–	–	44	13,728

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
54.	香港筲箕灣 筲箕灣東大街2號 麗東海景豪苑 多個單位、車位及 起卸區	37,180	–	–	100	37,180
55.	新界大埔 寶湖路3號 寶湖花園 多個單位及車位	101,020	–	–	100	101,020
56.	新界沙田 碧田街8號 翠景花園 多個車位	5,250	–	–	90	4,725
57.	九龍紅磡 寶其利街28號 寶源大廈 地下20號舖	220	–	–	100	220
58.	新界元朗 豐富街29號 興隆中心 1樓4號及7號舖	2,200	–	–	100	2,200
59.	香港銅鑼灣 伊榮街7-17號 欣榮商業大廈 多個單位	92,100	–	–	100	92,100
60.	香港半山區 西摩道3號 輝煌豪園 多個單位及車位	344,700	–	–	62.99	217,127
61.	新界屯門 屯安里1號 豐茵庭 多個車位	30,590	–	–	75.01	22,946
62.	新界將軍澳 唐德街9號 將軍澳中心多個單位及 車位	210,000	–	–	24.59	51,639
63.	九龍旺角 廣華街3號 百利達廣場 多個單位	233,000	–	–	100	233,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
46.	新界將軍澳 銀澳路1號 新寶城 多個車位	41,460	–	–	100	41,460
47.	新界元朗 西菁街23號 富達廣場 多個車位	13,850	–	–	100	13,850
48.	九龍土瓜灣 美善同道1-11號 美嘉大廈 地下2號舖	1,500	–	–	100	1,500
49.	新界將軍澳 貿業路8號 (新都城中心第三期) 都會豪庭 多個車位	69,120	–	–	100	69,120
50.	新界將軍澳 欣景路8號 新都城第二期 多個單位及車位	186,600	–	–	100	186,600
51.	九龍土瓜灣 馬頭角道28號 金都豪苑 多個單位及車位	207,800	–	–	80	166,240
52.	九龍大角咀 福利街8號 港灣豪庭 第一及第二期 多個單位及車位之 恒基地產應佔權益	453,200	–	–	100	453,200
53.	九龍新蒲崗 太子道東704號及景福街104號 新時代工貿商業中心 多個單位及3樓一個車位	4,670	–	–	100	4,670

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
38.	新界元朗 牡丹街2-38號、 合財街16-20號、 大棠道23-27號及 元朗新街1-49號 合益廣場B座 多個單位及車位	164,300	–	–	50	82,150
39.	香港半山區 干德道62G號 帝豪閣C座3樓3室 及多個車位	9,130	–	–	100	9,130
40.	香港西營盤 皇后大道西356號 俊庭居 多個單位	33,770	–	–	100	33,770
41.	新界大埔 安慈路3號 翠屏花園2樓22E號舖及1樓2A號舖	454	–	–	100	454
42.	九龍油麻地 渡船街38號 建邦商業大廈 4樓2室、1樓5室及3樓2室	2,460	–	–	100	2,460
43.	新界元朗 大棠道11號 光華廣場 3樓8室	1,600	–	–	100	1,600
44.	九龍深水埗 青山道438號 麗群閣 C及D座 2樓6室	600	–	–	100	600
45.	新界大埔 寶湖路18號 麗湖閣地下 多個舖位	25,000	–	–	100	25,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
28.	新界屯門 石排頭路15號 翠林花園 二樓幼稚園及 3樓16號車位	15,980	–	–	100	15,980
29.	新界沙田 安景街11-13號 翠湖花園 多個車位	2,340	–	–	100	2,340
30.	長洲長碩路33號 碧濤軒 商業樓宇及天台	7,330	–	–	70	5,131
31.	新界沙田 大圍碧田街18號 恒峰花園 多個車位	1,800	–	–	100	1,800
32.	新界屯門 建泰街6號 恒威工業中心 多個單位	7,000	–	–	100	7,000
33.	新界元朗 合財街33號 合益商業中心 多個單位	16,500	–	–	100	16,500
34.	新界荃灣 橫龍街32-40號 興盛工業大廈 二樓工場E單位	1,860	–	–	100	1,860
35.	九龍油麻地砵蘭街55-59號及 碧街34-38號 協群商業大廈 多個單位	10,620	–	–	100	10.620
36.	九龍油麻地 碧街8號恒裕閣 4樓A室	1,640	–	–	100	1,640
37.	九龍尖沙咀 上海街28號 恒邦商業中心 15樓10室	513	–	–	100	513

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
18.	新界將軍澳 毓雅里7號富麗花園 多個住宅單位及舖位	139,500	–	–	100	139,500
19.	新界上水 馬會道138號 富榮大廈地下1號及8號舖	2,100	–	–	100	2,100
20.	新界粉嶺 百和路88號 花都廣場 多個車位	9,240	–	–	60	5,544
21.	九龍長沙灣 昌華街23號富華廣場 多個單位之恒基地產應佔權益	52,700	–	–	100	52,700
22.	香港西灣河 西灣河街23號 富欣閣多個單位	24,200	–	–	100	24,200
23.	新界沙田 大涌橋路20-30號 河畔花園多個車位	4,900	–	–	100	4,900
24.	新界葵涌 永建路16-20號高威工業中心 多個單位	3,350	–	–	100	3,350
25.	新界大埔 翠怡街3號 翠怡花園 多個車位	4,000	–	–	100	4,000
26.	新界沙田 圓洲角路15-17號 翠麗花園 多個車位	6,800	–	–	100	6,800
27.	新界沙田 翠田街1-3號 愉景花園 多個車位	600	–	–	100	600

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
9.	香港薄扶林 薄扶林道73號 俊威閣 地舖	1,300	–	–	100	1,300
10.	新界大埔 露輝路28號淺月灣一期及 露屏路1號淺月灣二期 多個單位及車位	492,540	–	–	100	492,540
11.	九龍深水埗 醫局街198號 嘉裕居 多個單位	18,900	–	–	100	18,900
12.	香港半山區 堅道28號 恆龍閣多個單位	15,000	–	–	100	15,000
13.	新界粉嶺 一鳴路23號牽晴間 5座27樓D室及多個車位	20,150	–	–	100	20,150
14.	九龍九龍塘 對衡道9號 C屋包括其外牆連後園及 有蓋停車場	68,000	–	–	100	68,000
15.	香港北角 堡壘街41－43號怡家洋樓 地下20號舖	325	–	–	100	325
16.	新界元朗 孖峰嶺路18號 翠疊軒 多個車位	3,600	–	–	60	2,160
17.	九龍旺角 自由道3－7號及 太平道7－7B號 富威花園多個車位	2,600	–	–	100	2,600

估值概要

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
(A)	恒基地產					
1.	於香港之物業權益					
1.1	*持有待售*					
1.	新界沙田 道風山 丈量約份第186約 第508號地段 二樓及天台	1,300	–	–	100	1,300
2.	新界大埔 沙欄小築 丈量約份第27約 第176號地段一樓	2,000	–	–	100	2,000
3.	九龍牛池灣 永定道2號 威豪花園 多個車位	2,800	–	–	100	2,800
4.	新界屯門 青山公路新墟段250號 彩暉花園 多個單位	29,000	–	–	100	29,000
5.	新界大埔 翠樂街11號 美豐花園 多個單位	8,400	–	–	100	8,400
6.	九龍油麻地 渡船街28號 寶時商業中心 多個單位	5,590	–	–	100	5,590
7.	新界元朗 宏發徑3號 昌盛大廈 多個單位	390	–	–	100	390
8.	香港北角 渣華道18號 嘉匯商業大廈5樓1號辦公室	1,050	–	–	100	1,050

吾等之估值概述如下，並附奉估值證書。

此致

香港
中環
金融街8號
國際金融中心二期76樓
恒基兆業地產有限公司
列位董事

香港
中環
金融街8號
國際金融中心二期76樓
恒基兆業發展有限公司
列位董事　台照

代表
戴德梁行有限公司
註冊專業測量師
(產業測量組)
中國房地產估值師
董事
黃儉邦
M.R.I.C.S., M.H.K.I.S.
謹啟

二零零五年十二月二十二日

附註：黃儉邦先生為註冊專業測量師，於香港、中國及美國之物業估值方面積逾二十年經驗。

於評估政府租契在一九九七年六月三十日前到期之香港物業權益時，吾等已顧及英國政府與中華人民共和國政府就香港問題之聯合聲明附件三所載條文，以及新界土地契約(續期)條例規定。該等契約經免補地價續期至二零四七年六月三十日止，並須自續期日起每年按應課差餉租值之3%繳納地租。

吾等按直接比較法(即是參考有關市場所提供之可作比較之銷售個案)，或(倘適用)將恒基地產集團及恒基發展集團提供之附表上所列之收入淨額資本化之投資法，並適當地計及業權復歸後可賺取之潛在收入，評估有關物業權益。

於A部1.6及2.6分節及B部1.1.6、2.1.3、2.2.3、3.1.5及4.1.4分節全部已出租予恒基地產集團及恒基發展集團之香港及中國物業權益被視作無商業價值，主要原因為該等物業權益嚴禁轉讓或分租，否則則因無可觀租金利潤。

吾等在頗大程度上依賴恒基地產集團及恒基發展集團所提供之資料，並接受恒基地產集團及恒基發展集團所提供有關規劃批准、法定通告、地役權、年期、佔用詳情、樓面面積、車位數目、物業權益鑒定、恒基地產及恒基發展應佔權益，以及一切其他有關事項之意見。尺寸及量度乃根據恒基地產集團及恒基發展集團給予吾等之文件或其他資料而計算，因此皆為約數。吾等概無進行任何實地量度。

吾等並無獲提供與物業權益有關之業權文件副本，但曾就香港及美國物業權益往合適土地註冊處查冊。然而吾等並無查閱文件正本，以核實擁有權或確定是否存在任何修訂。一切文件僅作參考用途，一切尺寸、量度及面積僅屬約數。

吾等曾於情況許可下視察該等物業權益之外貌。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業權益有否腐朽、蟲蛀或任何其他結構上損壞。吾等亦無測試任何樓宇設備。

吾等並無進行任何土壤或地盤視察。於進行估值時，吾等假設物業權益適用於開發，且於施工過程中不會產生非經常成本或延誤。

除非另有說明，否則吾等之估值載列之所有金額均為港幣。吾等估值時採用之匯率為港幣1元兑人民幣1.04元及1美元兑港幣7.8元，兩者均與估值日期當時之匯率相若。

吾等對各項物業權益之估值並不包括任何因特別條款或情況如非典型融資、售後租回安排、與銷售有關聯之任何人士所授予之特別代價或優惠、或任何特別價值之元素而被抬高或壓低之估計價格。

於就A部第2分節、B部1.2、2.2及4.2分節所有位於中國之物業權益進行估值之過程中，吾等已假設各物業權益年期特定之可轉讓土地使用權按象徵式每年土地使用費出讓，且所有應付之出讓金已全數支付。吾等已依賴恒基地產集團及恒基發展集團，以及彼等之中國法律顧問通商律師事務所就各物業權益之業權及恒基地產及恒基發展於各物業權益所擁有之權益提供之意見。吾等參照中國法律意見編製估值，基準為假設恒基地產及恒基發展於整段獲出讓之尚未屆滿年期內擁有各物業權益之可強制執行業權，並擁有自由且不受干擾之權利，可使用、佔用或轉讓各物業權益。

出售物業權益之税項負債包括香港物業權益之利得税；中國物業權益之銷售税、印花税、土地增值税及國家所得税及企業所得税（如有）；以及美國物業權益之聯邦所得税及國家所得税。恒基地產集團及恒基發展集團告知(i)就(A)部份1.1及2.1分節之物業權益、(B)部份1.1.1、2.3.1、3.1.1及4.1.1分節之物業權益，以及(A)部份2.3分節中238號及240號物業權益之情況而言，倘該等物業以估值金額出售，將產生恒基地產集團及恒及發展集團分別應佔之潛在税項負債估計分別約港幣1,358,300,000元及港幣388,100,000元；(ii)就物業估值中其他物業權益而言，倘該等物業以估值金額出售，將產生恒基地產集團及恒基發展集團應佔之潛在税項負債估計分別約為港幣2,433,800,000元及港幣256,900,000元。由於(A)部份1.1及2.1分節和(B)部份1.1.1、2.3.1、3.1.1及4.1.1分節之物業權益為持有待售，故因應銷售情況，上文(i)所指之負債有可能實現；(A)部份2.3分節內238號及240號物業權益已訂約出售，而該負債中分別約港幣74,100,000元及港幣60,100,000元之金額將會因結轉恒基地產集團及恒基發展集團附屬公司過往期間之税項虧損而被抵銷。就上文(ii)所述物業權益而言，由於恒基地產集團及恒基發展集團暫無計劃出售該等物業權益，故上文(ii)所述負債實現之可能性不大。上述金額屬指示性用途，乃根據最後實際可行日期之現行規例及可得資料計算。

吾等之估值並無考慮物業權益所附帶之任何抵押、按揭或債項，以及出售成交時或須承擔之任何開支或税項。除另有說明外，吾等假定物業權益概不附帶任何可影響其價值之繁重負擔、限制及支銷。

下文載列摘錄自物業估值報告之估值函件及概要，該函件及概要僅供載入本文件而編製，乃有關戴德梁行就恒基地產及其附屬公司（包括恒基發展及其附屬公司），以及恒基地產及恒基發展之聯營公司於香港、中國及美國之物業權益於二零零五年十月三十一日之估值，並載有其估值基準：


DTZ Debenham Tie Leung
戴德梁行
國際物業顧問
全國一級房地產評估機構
全國土地評估機構

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

茲遵照　閣下之指示，對恒基兆業地產有限公司（「恒基地產」）、其附屬公司及其聯營公司（以下統稱「恒基地產集團」）、恒基兆業發展有限公司（「恒基發展」）或其附屬公司及其聯營公司（以下統稱「恒基發展集團」）持有隨附估值概要所載之香港、中華人民共和國（「中國」）及美利堅合眾國（「美國」）物業進行估值。吾等證實曾作出有關查詢，並蒐集吾等認為必需之進一步資料，以便向　閣下呈報吾等對該等物業權益於二零零五年十月三十一日（「估值日」）之價值之意見。

就有關物業權益進行估值時，吾等已遵守香港聯合交易所有限公司上市規則第十二項應用指引，以及香港測量師學會頒佈之《物業估值準則》所載規定。

吾等對各項物業權益之估值乃指其市值，所謂市值，乃根據香港測量師學會之《物業估值準則》所下定義而言，為「在進行適當推銷後，自願買方及自願賣方基於公平原則，在知情、審慎及不受脅逼之情況下於估值日期買賣一項物業之估計款額。」

恒基地產董事認為，重估上述為數港幣502,300,000元之物業權益，將不會導致恒基地產經調整有形資產淨值約港幣104,049,100,000元出現重大變動。於上文「香港物業權益之詳情」之「租約」項下之物業權益並無商業價值。上文(a)段「香港物業權益之詳情」之「私人協商批地」項下之物業權益，以及(b)段「中國物業權益之詳情」項下之物業權益，在用途及轉讓方面均受到限制，故均不可於市場上自由轉讓。

(4) 此乃回撥恒基地產集團於二零零五年六月三十日應佔之遞延税務負擔港幣4,040,859,000元(根據香港會計準則詮釋第21號重估物業而提取撥備)，以及倘若恒基地產集團之物業權益以重估金額出售，恒基地產集團應佔潛在税務負擔之撥備港幣3,687,956,000元。

(5) 分佔上市聯營公司於二零零五年十月三十一日之權益包括上文附註(2)、(3)及(4)所述就重估盈餘及税務各自之調整。

(6) 恒基地產經調整有形資產淨值報表並不計及因根據採納於二零零五年一月一日開始或之後之會計期間生效之新及經修訂香港財務報告準則及香港會計準則(惟不包括香港財務報告準則第3號「業務合併」(適用於協議日期為二零零五年一月一日或之後之業務合併)、香港會計準則第40號「投資物業」、香港會計準則詮釋第21號及香港詮釋第1號(彼等於編製恒基地產集團截至二零零五年六月三十日止年度之綜合財務報表時已被採納))而更改會計政策所導致之調整。在該等新香港財務報告準則及香港會計準則中，只有香港會計準則第16號「物業、房屋及設備」、香港會計準則第17號「租賃」及香港詮釋第2號「適合酒店物業之會計政策」(如採納)會對恒基地產集團之資產淨值構成重大影響。然而，因採納該等新香港財務報告準則及香港會計準則而造成之影響，會因重估彼等受影響之物業權益至二零零五年十月三十一日之市值而被抵銷。就任何其他新香港財務報告準則及香港會計準則而言，彼等之影響力(如有)將少於恒基地產集團之經調整有形資產淨值之0.5%。因此，恒基地產董事認為，即使採納該等新香港財務報告準則及香港會計準則，所需作出之調整均不會對恒基地產經調整有形資產淨值構成任何重大影響。

根據收購守則第11.1(f)條之規定進行估值。為數約港幣23,281,731,000元之淨盈餘乃於扣除(i)恒基地產集團於二零零五年六月三十日之賬冊所記錄有關投資物業之賬面值、(ii)恒基地產集團於二零零五年十月三十一日之賬冊所記錄有關待發展物業、發展中物業及待出售之建成物業之賬面值；以及(iii)淨盈餘之少數股東權益後得出。

根據本文件附錄三所載戴德梁行之物業估值報告，該報告中之若干恒基地產集團物業權益(即第237、242、243、244、248、255及260號物業權益)並無商業價值，此乃由於直至二零零五年十月三十一日並未取得其各自之國有土地使用證。戴德梁行已假設經已取得國有土地使用證而對該等物業進行估值。淨盈餘約港幣997,000元(已於上述報表計及)乃於扣除恒基地產集團於二零零五年十月三十一日之賬冊所記錄有關該等物業之賬面值後得出。

閣下務須留意本文件附錄三所載戴德梁行之物業估值報告。

(3) 香港中華煤氣集團持有之以下所有物業權益，並未納入戴德梁行所編製之物業估值報告內：

		於二零零五年十月三十一日在香港中華煤氣集團賬冊內所載之賬面值
(a) 香港物業權益之詳情		港幣百萬元
租約		
調壓站/檢管站		無
客戶中心		無
其他(包括工程、貨倉庫及煤氣管道鋪設、閥室等)		無
私人協商批地		
調壓站/檢管站		115.6
煤氣鼓		14.0
隧道入口		18.7
	小計：	148.3
(b) 中國物業權益之詳情		
水務廠房及氣體生產廠房		282.8
泵房、調壓站、檢管站、瓶組站及貨倉庫		12.4
辦公室		38.6
客戶中心及其他		20.2
	小計：	354.0
	合共：	502.3

6. 恒基地產經調整有形資產淨值報表

以下為恒基地產經調整有形資產淨值報表，此乃按恒基地產有形資產淨值編製，並作以下調整：

	港幣千元
於二零零五年六月三十日之恒基地產有形資產淨值(附註1)	65,851,572
調整：	
重估恒基地產集團於二零零五年十月三十一日應佔之物業權益而產生之淨盈餘(附註2及3)，扣除稅項調整(附註4)	23,634,634
於二零零五年十月三十一日應佔未變現證券投資額之淨虧損	(2,802)
恒基中國集團有限公司私有化之收益	777,595
應佔恒基數碼私有化之撥備	(122,548)
於二零零五年十二月六日支付末期股息每股恒基地產股份港幣0.60元	(1,088,748)
恒基地產集團應佔上市聯營公司之市值，較分佔該等上市聯營公司於二零零五年十月三十一日之權益多出之數額(附註5)	14,999,417
恒基地產經調整有形資產淨值	104,049,120

	港幣
每股恒基地產股份之恒基地產經調整有形資產淨值(按於最後實際可行日期之1,814,580,000股已發行恒基地產股份計算)	57.34

附註：

(1) 恒基地產有形資產淨值乃從恒基地產集團於截至二零零五年六月三十日止年度之年報所述之經審核綜合資產淨值港幣66,698,980,000元中，扣除商譽港幣1,153,210,000元後，並計及該等商譽之少數股東權益港幣305,802,000元後得出。

(2) 除附註(3)所述者外，戴德梁行已就恒基地產集團及聯營公司(恒基地產集團直接或間接擁有該等聯營公司各自之30%或以上投票權)於二零零五年十月三十一日持有之所有物業權益

於二零零五年十月三十一日，恒基地產集團為置業人士向財務機構提供之擔保，以及向銀行提供之擔保（作為聯營公司及共同控制實體之銀行融資之抵押）分別為港幣147,000,000元及港幣2,058,000,000元。此外，履約保證（涉及到期及適當償還若干附屬公司債項）之或然負債為港幣73,000,000元。

於二零零五年十月三十一日營業時間結束時，除本「債務」一節所披露者外及除恒基地產集團之日常業務範圍內之集團內公司間之負債及應付之正常貿易賬款外，恒基地產集團並無任何未償還按揭、抵押、債券、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

就上述債務聲明而言，以外幣為單位之款額，已按二零零五年十月三十一日辦公時間結束時之概約滙率換算為港幣。恒基地產董事已確認，自二零零五年十月三十一日以來，恒基地產之債務及或然負債狀況並無重大轉變。

5. 重大變動

自二零零五年六月三十日（恒基地產集團編製最近經審核綜合財務報表之結算日）以來，恒基地產集團之財務狀況或營業狀況或前景概無任何重大變動。

3. 股本

恒基地產於最後實際可行日期之法定及已發行股本如下：

	恒基地產股份數目 千股	面值 港幣千元
法定股本	2,600,000	5,200,000
已發行及繳足股本	1,814,580	3,629,160

由二零零五年六月三十日至最後實際可行日期止期間，恒基地產股本並無任何變動。

每股恒基地產股份於各方面，包括股息、投票及資本均享有同等權益。

於最後實際可行期，已贖回本金總額為港幣5,561,300,000元之恒基地產可換股票據，餘下本金總額為港幣188,700,000元之未行使恒基地產可換股票據，且並無再有恒基地產可換股票據被轉換為恒基地產股份。

除該等恒基地產股份及恒基地產可換股票據外，恒基地產並無任何認股權證、股份認購權、可換股證券或其他已發行證券。恒基地產並無受任何認股權證、股份認購權或換股權所規限之未發行恒基地產股份或恒基地產借貸資本，而恒基地產並無已有條件或無條件同意使未發行恒基地產股份或恒基地產借貸資本受任何認股權證、股份認購權或換股權所規限。

4. 債務

於二零零五年十月三十一日(就本債務聲明而言，即本文件付印前之最後實際可行日期)辦公時間結束時，恒基地產集團之未償還借款約為港幣19,569,000,000元，包括銀行貸款約港幣17,198,000,000元、銀行透支約港幣109,000,000元、仍未行使之恒基地產可換股票據(本金總額為港幣188,700,000元)、融資租約承擔約港幣1,000,000元，以及應付恒基地產一家同系附屬公司之其他借款港幣2,072,000,000元。恒基地產集團之銀行借款約為港幣234,000,000元，乃以恒基地產集團之收費高速公路經營權(賬面淨值為港幣550,000,000元)作抵押，而銀行存款約港幣20,000,000元已予抵押。

主要共同控制公司

二零零五年六月三十日

除特別註明外，所有主要共同控制公司均在香港註冊及經營，其有關資料如下：—

	權益擁有之百分比		
	恒基地產	附屬公司	主要業務
北京燕莎友誼商城有限公司(中國成立及經營業務)	—	50	零售
Billion Ventures Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
卓群有限公司	—	50	物業發展
Central Waterfront Property Investment Holdings Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
日威發展有限公司	—	25	物業投資
裕運(香港)有限公司	—	50	控股投資
喜加利投資有限公司	—	50	物業發展
翠玉地產資源有限公司	—	25	物業發展
嘉樂威有限公司	—	24.59	財務
利盈發展有限公司	50	—	物業發展
NSW (Holdings) Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
Newfoundworld Holdings Limited	—	20	物業發展
中恩發展有限公司	—	50	物業發展
譽年企業有限公司	—	50	物業發展
佑昌有限公司	—	50	物業發展
Pure Jade Limited	—	20	物業發展
天暉有限公司	—	50	物業發展
旋高發展有限公司	—	50	物業發展
富邦物業管理有限公司	—	50	物業管理
溢匯國際有限公司	—	50	物業發展

以上為恒基地產董事局認為對恒基地產集團損益計算表或資產有重要影響之主要共同控制公司。

主要聯營公司

二零零五年六月三十日

除特別註明外，所有主要聯營公司均在香港註冊及經營，其有關資料如下：－

	權益擁有之百分比		
	恒基地產	附屬公司	主要業務
上市公司			
香港中華煤氣	—	37.15	煤氣服務
香港小輪	—	31.33	物業發展及投資
美麗華	—	44.21	酒店經營
非上市公司			
Best Homes Limited	40	—	物業發展
Booneville Company Limited	50	—	酒樓服務
威永投資有限公司	—	50	控股投資
豐收發展有限公司	—	50	物業發展
隆業發展有限公司	—	50	物業發展
忠港發展有限公司	—	50	物業投資
名達置業有限公司	—	50	物業發展
寶麟發展有限公司	—	50	控股投資
Quickcentre Properties Limited (英屬處女群島註冊及經營業務)	—	50	控股投資
上海恒昌置業發展有限公司 (中國成立及經營業務)	—	49	物業發展
Shinning Worldwide Limited (英屬處女群島註冊及經營業務)	—	45	控股投資
星際發展有限公司	—	33.33	物業投資
悅欣置業有限公司	—	20	物業投資
三暢有限公司	—	33.33	控股投資
富盟投資有限公司	33.33	—	控股投資
2OK Company Limited	—	50	財務

以上為恒基地產董事局認為對恒基地產集團損益計算表或資產有重要影響之主要聯營公司。

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(丑) 資訊科技				
* 捷星科技有限公司	2	1	—	100
* 智慧居有限公司	2	1	—	100
* 恒基數據庫有限公司	2	1	—	100
* 名氣佳網上業務有限公司	2	1	—	100

* 畢馬威會計師事務所審核之公司

** 無投票權遞延股份

+ A股

++ B股

+++ 優先股

@ 此乃應佔附屬公司之溢利百分比。

¥ 中外合資經營企業。

^ 中外合作經營企業。

~ 外資企業。

以上為恒基地產董事局認為對恒基地產集團損益計算表或資產有重要影響之主要附屬公司。

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(壬) 專業服務及其他				
* 恒地會有限公司	2	1	100	—
宏力保安服務有限公司	10,000	1	—	100
宏力保安服務有限公司	400+++	1	—	25
(癸) 管理及代理服務				
* 恒基(中國)地產代理有限公司	2	1	—	100
恒基物業代理有限公司	200,000	1	—	100
* 恒基兆業地產代理有限公司	2	100	100	—
(子) 基建				
(i) 香港註冊及經營業務				
* 百城實業有限公司	2	1	—	100

	已發行/實繳註冊股本	權益擁有之百分比	
		恒基地產	附屬公司
(ii) 中國成立及經營業務			
中外合資經營企業			
杭州恒基錢江三橋有限公司	人民幣200,000,000	—	55.69
中外合作經營企業			
馬鞍山環通公路發展有限公司	人民幣99,450,000	—	49
寧波唯達公路發展有限公司	人民幣96,000,000	—	39
寧波智領公路發展有限公司	人民幣56,000,000	—	39
寧波盈輝公路發展有限公司	人民幣88,000,000	—	39
天津萬橋工程發展有限公司	人民幣20,000,000	—	70
天津津寧路橋建設發展有限公司	人民幣23,680,000	—	70

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(iii) 英屬處女群島註冊，在香港經營業務				
Hinlon Limited	1	美元1	—	100
Jetsome Limited	1	美元1	—	100
Midlink Limited	1	美元1	—	100
(iv) 開曼群島註冊，在香港經營業務				
* 恒基數碼科技有限公司	5,000,000,000	0.1	—	66.85
(v) 新加坡註冊，在中國經營業務				
新誠集團有限公司	1,200,000	新加坡元1	—	66
(vi) 百慕達註冊，在中國經營業務				
* Henderson China Holdings Limited	497,776,205	1	—	65.32
(vii) 香港註冊，在中國經營業務				
* 恒新石業有限公司	10,000	1	64	—
* 興輝置業有限公司	10,000	1	—	60
* 宏祺發展有限公司	2	1	—	100
* 兆誠國際有限公司	100	1	—	75
(庚) 零售				
千色店有限公司	2	1	—	100
(辛) 酒店及服務式住宅管理及經營				
金鷹管理有限公司	2	1	—	100
* 喜得置業有限公司	1,000	100	100	—
恒基兆業發展酒店管理有限公司	2	1	—	100
香港麗東酒店有限公司	2	1	—	100
九龍麗東酒店有限公司	2	1	—	100
麗東軒(北角)有限公司	2	1	100	—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
迪斯利置業有限公司	1,000**	1	—	100
鑑良發展有限公司	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* 恒基(中國)投資有限公司	2	1	—	100
* 恒基(中國)投資有限公司	2**	1	—	100
恒基發展	2,817,327,395	0.20	—	73.48
* 恒中陽光投資有限公司	10,000,000	1	—	70
年達發展有限公司	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* 敏鵬有限公司	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
隆添發展有限公司	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
兆堅建業有限公司	1,500	1	—	100
兆堅建業有限公司	150,000**	100	—	100
利耀發展有限公司	2	1	—	100
Wiselin Investment Limited	2	1	—	100

(ii) 英屬處女群島註冊及經營業務

* Citimax Investment Limited	1	美元1	—	100
Felix Technology Limited	1	美元1	—	100
Higgins Holdings Limited	1	美元1	—	100
Kingsview International Limited	1	美元1	—	100
* Konet Investment Limited	2	美元1	—	100
Multiglade Holdings Limited	1	美元1	—	100
Newspeed Technology Limited	1	美元1	—	100
Podar Limited	1	美元1	—	100
Rejoice Investments Limited	1	美元1	—	100
* Spaceworld Limited	2	美元1	—	100
St. Helena Holdings Co. Limited	3	美元1	—	100
* Superweb Limited	1	美元1	—	100
Threadwell Limited	1	美元1	—	100
Topgoal Limited	1	美元1	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(戊) 物業管理				
(i) 香港註冊及經營業務				
比華利山(物業管理)有限公司	2	1	—	100
粉嶺中心(管理)有限公司	2	1	—	100
花都廣場管理有限公司	10	1	—	60
冠威發展物業管理有限公司 (前稱Henderson Investment Credit (2001) Limited)	2	1	—	100
冠威管理有限公司	2	1	—	100
恒鞍物業管理有限公司	2	1	—	100
恒益物業管理有限公司	100,000	100	100	—
新都城管理有限公司	2	1	—	100
港灣豪庭管理有限公司	2	1	—	100
上水中心管理有限公司	2	1	—	100
新港城物業管理有限公司	2	1	—	100
偉邦物業管理有限公司	2	1	100	—
(ii) 香港註冊，在中國經營業務				
* 恒盛(中國)物業管理有限公司	2	1	—	100

	已發行／實繳註冊股本	權益擁有之百分比	
		恒基地產	附屬公司
(iii) 中國成立及經營業務			
¥*北京恒華物業管理有限公司	美元700,000	—	75
~*廣東恒寶物業管理有限公司	人民幣1,000,000	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(己) 控股投資				
(i) 香港註冊及經營業務				
仁嘉發展有限公司	2	1	—	100
祥貴發展有限公司	2	1	—	100
中國投資集團有限公司	300,000	1,000	—	64.06
兆權發展有限公司	2	1	100	—
迪斯利置業有限公司	2	1	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(丙) 財務				
* 中國物業財務有限公司	2	1	—	100
景翠發展有限公司	1,000	1	—	100
豪駿國際財務有限公司	10	1	—	60
* 數碼財務有限公司	2	1	—	100
* 恒基數碼財務有限公司	2	1	—	100
* 恒基(中國)財務有限公司	10,000	1	—	100
恒基國際財務有限公司	250,000	100	100	—
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Credit (2004) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Credit (2004) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
恒基兆業地產財務有限公司	2	1	100	—
* 恒基地產財務有限公司	2	1	100	—
* Henson International Finance Limited (開曼群島註冊及經營業務)	1	美元1	100	—
* Hiram Assets Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
寶遠財務有限公司	2	1	100	—
威力高國際有限公司	2	1	—	100
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	2	美元1	100	—
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	126,677,935+++	美元1	100	—
(丁) 建築				
裕民建築有限公司	350,000	100	100	—
恒麗建築有限公司	2	1	100	—
恒順建築有限公司	2	1	100	—
恒達建築有限公司	2	100	100	—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
大城市有限公司	3,000,000	1	—	100
日冠發展有限公司	2	1	—	100
* 戴寶置業有限公司	2	1	100	—
廸加置業有限公司	2	1	—	100
廸加置業有限公司	2**	1	—	100
* 地隆置業有限公司	2	100	100	—
* 迪靈傑置業有限公司	2	1	—	100
* 迪靈傑置業有限公司	2**	1	—	100
* 怡勝發展有限公司	2	1	100	—
怡福發展有限公司	2	1	—	100
怡運發展有限公司	2	1	—	100
新福有限公司	2	1	—	100
* 發偉發展有限公司	2	1	—	100
* 啟景投資有限公司	1	1	—	100
旺偉發展有限公司	1,000	1	—	100
* 福迪有限公司	2	1	—	100
* 景寶發展有限公司	1,000	1	—	100
景協發展有限公司	2	1	—	100
真利多投資有限公司	2	1	—	100
旺冠發展有限公司	1,000	1	—	100
金龍建業有限公司	12,200	100	—	100
夏爽有限公司	1,000	1	100	—
鴻順置業有限公司	20,000	100	—	100
依時威置業有限公司	2	1	—	100
捷高置業有限公司	2	1	—	100
* 朗富發展有限公司	1,000	1	—	100
樂晶發展有限公司	2	1	100	—
* 萬球有限公司	2	1	—	100
* 名士威有限公司	2	1	—	100
貿天置業有限公司	10,000	1	—	100
昌明科技有限公司	10,000	1	—	100
* 和標有限公司	2	1	—	100
德運發展有限公司	1,000	1	—	100
希祿發展有限公司	10,000	1	—	100
Vansittart Investment Limited	2	1	—	100
* 偉城企業有限公司	2	1	—	100
* 年加發展有限公司	1,000	1	—	100
* 榮彩發展有限公司	2	1	100	—
統怡發展有限公司	2	1	100	—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
東鵬發展有限公司	10,000	1	100	—
威望發展有限公司	100	1	—	60
香港薈萃有限公司	10,000,000	1	—	100

	已發行／實繳 註冊股本	權益擁有之百分比	
		恒基地產	附屬公司
(ii) 中國成立及經營業務			
^ 北京高億房地產開發有限公司	美元12,000,000	—	100@
^* 北京恒兆置業有限公司	人民幣655,000,000	—	100@
~* 寶享房地產(深圳)有限公司	美元9,560,000	—	100
^* 東莞恒駿廣場開發有限公司	港元15,429,190	—	70@
^* 廣州芳村恒基房地產發展有限公司	人民幣211,650,140	—	100@
~* 裕年發展置業(上海)有限公司	美元12,000,000	—	100
^ 廣東嘉星房地產有限公司	港元148,845,677	—	100@
^* 廣州市廣安房產發展有限公司	美元17,947,550	—	62@
^* 廣州廣恒房產發展有限公司	美元17,000,000	—	72@
^* 廣州廣南房產發展有限公司	人民幣125,969,120	—	68.40@
^* 廣州市恒果房地產開發有限公司	港元272,670,000	—	80
^* 廣州建恒房地產發展有限公司	美元17,000,000	—	100@
^* 廣州捷駿房地產開發有限公司	港元310,000,000	—	100@
^* 廣州捷通房地產開發有限公司	港元184,000,000	—	95@
~* 中光發展置業(上海)有限公司	美元12,000,000	—	100
~* 仲合房地產(深圳)有限公司	美元4,360,000	—	100
~* 捷升發展置業(上海)有限公司	美元12,000,000	—	100
¥* 上海興輝置業有限公司	美元27,000,000	—	100
¥* 上海恒成置業發展有限公司	美元33,340,000	—	85

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(乙) 物業投資				
* 建巧投資有限公司	2	1	—	100
* 實冠置業有限公司	2	1	—	100
* 波雅置業有限公司	2	100	—	100
* 波雅置業有限公司	1,000**	100	—	100
* 威發置業有限公司	1,000	1	—	100
世欣發展有限公司	2	1	—	100
* 財筌有限公司	10,000	1	72.80	—
* 財筌有限公司	10,000**	1	72.80	—
* 永順利發展有限公司	1,000	1	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
* 業萬發展有限公司	2	1	—	100
* 新置發展有限公司	1,000	1	—	100
新基業發展有限公司	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* 安豐發展有限公司	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* 百龍發展有限公司	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
達萬發展有限公司	2	1	—	100
* 威統發展有限公司	2	1	—	100
利鋒發展有限公司	1,000	1	—	100
* 鈎利置業有限公司	10,000	100	100	—
利先置業有限公司	4	100	—	75
* 裕時發展有限公司	2	1	—	100
裕銀發展有限公司	2	1	—	100
Rightlane Investment Limited	2	1	100	—
可越發展有限公司	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
增光置業有限公司	1,000	1	—	100
真星置業有限公司	10,000	1	100	—
* 崇景建業有限公司	2+	1	100	—
* 崇景建業有限公司	20,000**	100	100	—
* 崇景建業有限公司	2++	1	—	—
* 傑耀發展有限公司	100	1	—	100
傑運發展有限公司	10,000	1	—	100
* 俊光發展有限公司	2	1	—	100
順盛企業有限公司	10,000	1	—	100
捷誠置業有限公司	10,000	1	100	—
星飛有限公司	2	1	—	100
成冠發展有限公司	2	1	—	100
* 成霸發展有限公司	2	1	—	100
* 明崇發展有限公司	2	1	—	100
* 敦匯發展有限公司	2	1	—	100
* 添永發展有限公司	10	1	—	80
時庫投資有限公司	2	1	—	100
* 達泰發展有限公司	2	1	—	100
統樂發展有限公司	10,000	1	100	—
名堡置業有限公司	100	1	—	100
* 上昌發展有限公司	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
凱礬投資有限公司	4	1	—	100
成傑發展有限公司	2	1	—	100
Vignette Investment Limited	2	1	—	100
* 達添發展有限公司	1,000	1	—	90.10

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
溢至投資有限公司	2	1	—	100
盈基發展有限公司	1,000	1	—	75
* 佳偉發展有限公司	10,000	1	—	100
* 富萬發展有限公司	2	1	—	100
加隆置業有限公司	20,000	100	—	100
彩和發展有限公司	10,000	1	100	—
彩爵發展有限公司	1,000	1	—	100
Gesund Investment Company Limited	2	100	—	100
威發隆發展有限公司	3,000,000	1	—	100
* 卓昇發展有限公司	2	1	—	100
康裕企業有限公司	10,000	1	—	100
廣敏發展有限公司	10,000	1	100	—
* 旺泰發展有限公司	2	1	100	—
宏爵發展有限公司	2	1	—	100
* 利達高發展有限公司	2	1	—	100
* 喜田地產有限公司	100	1	—	80
* 顯萬發展有限公司	2	1	—	100
* 康翠發展有限公司	100+	1	100	—
* 康翠發展有限公司	2++	1	—	—
仲世投資有限公司	2	1	—	100
祖利任有限公司	2	1	—	100
啟迪置業有限公司	2	1	—	100
顯新發展有限公司	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* 啓謙投資有限公司	10,000	1	—	100
* 廣基置業有限公司	2	1	100	—
* 廣基置業有限公司	10,000**	100	100	—
隆暉發展有限公司	1,000	1	—	100
朗穎發展有限公司	2	1	—	100
禮通投資有限公司	100	1	—	100
* 朗捷發展有限公司	1,000	1	—	100
朗安發展有限公司	1,000	1	—	100
運金發展有限公司	2	1	—	100
* 利萬發展有限公司	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
銘才發展有限公司	1,000	1	—	100
敏寶發展有限公司	2	1	—	100
* 萬和建業有限公司	30,000	100	100	—
萬財發展有限公司	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* 敬新有限公司	2	1	100	—
萬里發展有限公司	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
納滿置業有限公司	2	1	100	—

主要附屬公司

二零零五年六月三十日

除特別註明外，所有主要附屬公司皆在香港註冊及經營，其有關資料如下：－

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(甲) 物業發展				
(i) 香港註冊及經營業務				
Avion Investment Limited	3,000,000	1	100	—
寶雅置業有限公司	500	100	100	—
益利發展有限公司	2	1	—	100
億雄發展有限公司	2	1	—	100
敦鴻發展有限公司	10,000	1	100	—
波加置業有限公司	20,000	100	—	100
* 明貿發展有限公司	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* 勝凱發展有限公司	2	1	—	100
* 卓鴻發展有限公司	1	1	—	100
展寶發展有限公司	2	1	—	100
綽邦發展有限公司	2	1	—	100
* 豐永發展有限公司	2	1	—	100
鉅添發展有限公司	2	1	—	100
冠津有限公司	100	1	—	80
* 泰麟國際有限公司	2	1	—	100
好達置業有限公司	2	1	—	100
* Dili Investment Limited	500	100	100	—
* 龍彩發展有限公司	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
順環有限公司	2	1	—	100
怡穎發展有限公司	2	1	—	100
* 依智利置業有限公司	100,000	100	100	—
* 凱峯企業有限公司	500+	100	100	—
* 凱峯企業有限公司	2++	100	—	—
輝協發展有限公司	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
豐樂發展有限公司	2	1	—	100
* 豐傑發展有限公司	2	1	100	—
福覇發展有限公司	10,000	1	100	—
福捷發展有限公司	1,000	1	—	100
利年發展有限公司	2	1	—	100

四十四最終控股公司

恒基地產董事局認為於二零零五年六月三十日之最終控股公司乃在香港註冊成立之恒基兆業。

四十五比較數字

由於處理投資物業和基建設施的會計決策有所變動，若干比較數字已作調整，詳情載於附註二。

另外，由於提早採用香港會計準則第四十號，若干物業的分類已有所變動。因此，以往歸類為「發展中物業」和「待發展之物業」的將作投資用途或尚未確定未來用途的可供發展物業，現歸類為「投資物業」及「發展中投資物業」。此外，若干物業重新分類為「自用發展中物業」及「待出售之待發展／發展中物業」，以更理想地反映恒基地產集團所持物業之用途。比較數字已重新分類，以符合本年度的列報方式。

四十二高級管理人員酬金

五名最高薪僱員，其中四名(2004年：四名)為恒基地產董事，其酬金已披露在附註四十一內。其餘一位(2004年：一位)之酬金如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
薪金及其他酬金	3,363	3,243
酌定花紅	3,500	2,000
退休金供款	187	180
	7,050	5,423

四十三結算日後事項

(甲) 把恒基中國集團有限公司(「恒基中國」)私有化

恒基地產和附屬公司恒基中國於二零零五年八月十二日發出聯合公佈，恒基地產以協議安排方式，通過註銷和取消恒基中國股份，把恒基中國私有化，註銷價為每股港幣8元。恒基中國的股份於二零零五年八月十五日起撤銷在香港聯合交易所上市，恒基中國私有化後成為恒基地產的全資擁有附屬公司。

恒基地產為私有化支付的註銷價約為港幣13.81億元。私有化後，恒基地產佔恒基中國的資產淨值的權益超過購入成本總額約港幣7.79億元。採用了香港財務報告準則第三號「業務合併」後，該項金額將直接在截至二零零六年六月三十日止年度的綜合損益計算表內確認。

(乙) 提出把恒基數碼科技有限公司(「恒基數碼科技」)私有化

恒基地產於二零零五年八月十六日與附屬公司恒基發展及恒基數碼科技，以及聯營公司香港中華煤氣發出聯合公佈，提出通過註銷和取消恒基數碼科技的股份，由恒基發展和香港中華煤氣把恒基數碼科技私有化，註銷價為每股港幣0.42元。

恒基發展應付的註銷價估計為港幣2.53億元。提出的恒基數碼科技私有化生效後，恒基發展於恒基數碼科技的股本權益將增至78.69%。

四十一 董事酬金

公司董事酬金如下：

	董事袍金 港幣千元	基本薪金、其他津貼及酬金 港幣千元	酌定花紅 港幣千元	退休金供款 港幣千元	2005 總計 港幣千元	2004 總計 港幣千元
執行董事						
李兆基	110	2,786	–	–	2,896	3,385
李家傑	110	4,074	–	–	4,184	4,453
林高演	110	4,112	10,880	207	15,309	10,353
李家誠	110	3,590	–	115	3,815	3,184
李鏡禹	90	2,551	–	142	2,783	2,595
馮李煥琼	50	5,049	1,970	187	7,256	8,174
梁昇	70	3,807	4,300	211	8,388	7,993
劉壬泉	70	–	–	–	70	70
李寧	70	2,821	–	99	2,990	2,884
郭炳濠	90	2,935	–	163	3,188	2,946
何永勳	90	2,479	1,970	138	4,677	4,302
葉盈枝	70	4,018	7,000	223	11,311	9,715
孫國林	70	3,264	2,500	181	6,015	4,363
獨立非執行董事						
鄺志強	90	610	–	–	700	–
高秉強	90	510	–	–	600	–
胡經昌	70	215	–	–	285	–
吳樹熾(辭世)	90	305	–	–	395	–
非執行董事						
羅德丞	50	–	–	–	50	50
胡寶星	70	–	–	–	70	70
李達民	70	–	–	–	70	70
梁希文	70	530	–	–	600	220
李王佩玲	50	100	–	–	150	150
簡福飴	70	1,000	–	–	1,070	1,070
梁雲生	–	–	–	–	–	–
胡家驃	20	80	–	–	100	100
總計	1,850	44,836	28,620	1,666	76,972	66,147

恒基地產集團於本年度及上年度並無任何董事放棄或同意放棄任何酬金的安排。

另外，恒基地產集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團旗下一投資物業單位，每月租金按承租租戶每月銷售額8%計算，根據所簽定之租賃合約，該關連公司可享用由二零零四年四月一日至二零零四年九月三十日之免租期。本年度內及於二零零五年六月三十日與該關連公司之租金收入及應收租金總數為港幣636,000元（註3）。

註：

(1) 貸款安排費用、利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(2) 此等交易為代付成本加上若干百份比之服務費用。

(3) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(4) 於二零零五年六月三十日，同母系附屬公司之借款已列於資產負債表中，而應收／應付聯營公司及共同控制公司已分別列於附註十六及十七中。

(丁) 與恒基地產董事所控制之公司之交易

恒基地產董事李家傑先生透過其所控制或擁有之公司在恒基地產或恒基地產集團之若干附屬公司及聯營公司擁有個別之權益，而恒基地產集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零五年六月三十日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣472,128,000元（2004年－港幣470,464,000元）及港幣537,055,000元（2004年－港幣586,821,000元），全部均無抵押。截至二零零四年六月三十日止年度及二零零五年六月三十日止年度內，這些附屬公司及聯營公司並無就上述安排向李先生所控制或擁有之公司支付利息。

四十 關連人士的重大交易

(甲) 同母系附屬公司交易

恒基地產集團與其同母系附屬公司之重大交易如下：－

	恒基地產集團	
	2005 港幣千元	2004 港幣千元
其他利息支出(註1)	12,057	18,643
貸款安排費用(註1)	—	14,217
大廈管理服務費收入(註3)	—	32,070
租務佣金收入(註3)	916	16,150

(乙) 與聯營公司及共同控制公司交易

恒基地產集團與其聯營公司及共同控制公司之重大交易如下：－

	恒基地產集團	
	2005 港幣千元	2004 港幣千元
其他利息收入(註1)	44,504	33,482
建築工程收入(註2)	634,477	748,062
管理費收入(註3)	20,830	30,010
專業費用收入(註3)	37,999	10,384
銷售佣金收入(註3)	149,180	3,140
租金支出(註3)	30,734	8,840

(丙) 與關連公司交易

恒基地產集團與由恒基地產集團董事管理之基金之重大交易如下：－

	恒基地產集團	
	2005 港幣千元	2004 港幣千元
大廈管理服務費收入(註3)	23,086	4,092
租務佣金收入(註3)	14,400	7,282
銷售佣金收入(註3)	2,685	8,787
建築工程收入(註2)	—	29,394

恒基地產集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	694	2,476
一年後但五年內	48	252
	742	2,728

卅九 或然負債

於二零零五年六月三十日，恒基地產集團及恒基地產之或然負債如下：－

	恒基地產集團		恒基地產	
	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
(甲) 恒基地產及附屬公司為樓宇買家向財務公司發出之擔保	162,189	215,576	849	2,020
(乙) 恒基地產為附屬公司已使用之銀行額度向銀行發出之擔保	－	－	15,470,201	4,499,475
(丙) 恒基地產為一間聯營公司及一間共同控制公司已使用之銀行額度向銀行發出之擔保	2,241,017	2,322,385	2,241,017	2,322,385
(丁) 恒基地產向恒基地產可換股票據持有人發出之擔保	－	－	189,444	5,772,681
	2,403,206	2,537,961	17,901,511	12,596,561

(戊) 根據恒基地產與一間附屬公司於一九九六年三月十五日簽定之賠償保證契約，恒基地產願意於指定情況下承擔賠償有關該附屬公司在出售其於一九九五年十二月三十一日所持有之物業權益而引致之任何應繳之中國所得稅及中國土地增值稅（「土地增值稅」）。於二零零五年六月三十日，恒基地產有關於該附屬公司若干投資物業於二零零五年六月三十日重估所引起之或然中國所得稅及土地增值稅負債為港幣46,000,000元（2004年－港幣110,000,000元）及港幣38,000,000元（2004年－港幣38,000,000元）。

(己) 於二零零五年六月三十日，恒基地產集團就有關擔保附屬公司就應有及合適工作表現之責任而發出履約擔保書之或然負債為港幣73,090,000元（2004年－港幣32,390,000元）。

恒基地產集團根據不可解除的經營租賃在日後應收的最低租賃付款額總數如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	1,469,601	1,402,478
一年後但五年內	898,862	1,086,502
五年後	25,456	135,342
	2,393,919	2,624,322

(乙) 承租人

(1) 恒基地產集團以經營租賃租入若干物業。這些租賃一般初步為期一年至七年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。沒有任何租賃包括或然租金。

於本年度確認為經營租賃物業費用之港幣46,183,000元(2004年－港幣26,971,000元)已包括在綜合損益計算表中。

恒基地產集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	37,642	33,548
一年後但五年內	74,996	72,874
五年後	13,703	19,575
	126,341	125,997

(2) 恒基地產集團亦有以經營租賃租用電訊網絡設備。部份租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何租賃包括或然租金。

於本年度確認為經營租賃電訊網絡設備費用之港幣3,763,000元(2004年－港幣5,237,000元)已包括在綜合損益計算表中。

卅七 承擔項目

於二零零五年六月三十日，恒基地產集團未計提之承擔項目如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
(1) 就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	638,106	92,058
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	1,691,279	1,764,234
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝修費用	4,859,480	5,705,485
	7,188,865	7,561,777

根據結算日之資料，董事估計恒基地產集團於上述承擔項目支付日期如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	2,341,168	2,669,710
一年後但兩年內	2,664,587	2,090,280
兩年後	2,183,110	2,801,787
	7,188,865	7,561,777

卅八 重要租賃安排

於二零零五年六月三十日，恒基地產集團分別為經營租賃之出租人及承租人。恒基地產集團不可解除的經營租賃承擔如下：

(甲) **出租人**

恒基地產集團以經營租賃租出若干土地／物業。這些租賃一般初步為期一年至十年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。有關出租物業之賬面淨額已刊載於附註十四。

於本年度，確認為經營租賃收入之港幣2,096,940,000元(2004年－港幣2,017,239,000元)已包括在綜合損益計算表中。

恒基地產：

	股份溢價 港幣千元	資本 贖回儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
於二零零三年七月一日	8,387,915	20,200	26,366,786	34,774,901
發行股份之溢價	2,769,595	–	–	2,769,595
發行股份之費用	(64)	–	–	(64)
本年度內批准屬於上年度之股息（附註十一(乙)）	–	–	(816,561)	(816,561)
本年度溢利	–	–	944,607	944,607
本年度已宣派及支付之股息（附註十一(甲)）	–	–	(635,103)	(635,103)
於二零零四年六月三十日	11,157,446	20,200	25,859,729	37,037,375
於二零零四年七月一日	11,157,446	20,200	25,859,729	37,037,375
本年度內批准屬於上年度之股息（附註十一(乙)）	–	–	(998,019)	(998,019)
本年度溢利	–	–	865,053	865,053
本年度已宣派及支付之股息（附註十一(甲)）	–	–	(725,832)	(725,832)
於二零零五年六月三十日	11,157,446	20,200	25,000,931	36,178,577

股份溢價之應用是受《公司條列》第48B條所管轄。

資本贖回儲備之應用是受《公司條列》第49H條所管轄。

物業重估儲備、綜合賬項儲備及滙兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計決策（附註一）處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，外資全資公司在年度內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該等公司註冊資本的50%。

卅六 可分派之儲備

於二零零五年六月三十日恒基地產可分派之儲備為港幣25,000,931,000元（2004年－港幣25,859,729,000元）。

	股份溢價	物業重估儲備重列	綜合賬項儲備	資本贖回儲備	滙兌儲備	其他儲備	保留溢利重列	合計重列
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年七月一日								
－上年度報告	11,157,446	12,439,574	1,449,315	20,200	(3,925)	3,886	32,540,800	57,607,296
－關於以下項目之前期調整：								
－投資物業	–	(11,520,049)	–	–	–	–	8,796,720	(2,723,329)
－基建設施	–	–	–	–	–	–	(29,201)	(29,201)
－期初調整前重列	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
－投資物業之期初調整（附註二（丙））	–	–	–	–	–	–	(972,173)	(972,173)
－期初調整後重列	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	40,336,146	53,882,593
其他物業重估盈餘	–	57,550	–	–	–	–	–	57,550
投資香港以外公司之滙兌差額	–	–	–	–	7	–	–	7
撥轉至其他儲備	–	–	–	–	–	1,404	(1,404)	–
本年度內批准屬於上年度之股息（附註十一（乙））	–	–	–	–	–	–	(998,019)	(998,019)
本年度溢利	–	–	–	–	–	–	10,853,521	10,853,521
本年度已宣派及支付之股息（附註十一（甲））	–	–	–	–	–	–	(725,832)	(725,832)
於二零零五年六月三十日	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820
計入：								
恒基地產及附屬公司	11,157,446	293,025	1,449,315	20,200	–	5,290	42,222,691	55,147,967
聯營公司及共同控制公司	–	684,050	–	–	(3,918)	–	7,241,721	7,921,853
	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820

卅五 儲備

恒基地產集團：

	股份溢價	物業重估儲備重列	綜合賬項儲備	資本贖回儲備	滙兌儲備	其他儲備	保留溢利重列	合計重列
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零三年七月一日								
－上年度報告	8,387,915	8,696,443	1,446,702	20,200	(3,815)	2,456	30,934,838	49,484,739
－關於以下項目之前期調整：								
－投資物業	–	(7,876,093)	–	–	–	–	5,685,709	(2,190,384)
－基建設施	–	–	–	–	–	–	(32,477)	(32,477)
－已重列	8,387,915	820,350	1,446,702	20,200	(3,815)	2,456	36,588,070	47,261,878
發行股份之溢價	2,769,595	–	–	–	–	–	–	2,769,595
發行股份之費用	(64)	–	–	–	–	–	–	(64)
其他物業重估盈餘	–	54,288	–	–	–	–	–	54,288
應佔聯營公司之其他物業重估盈餘	–	44,887	–	–	–	–	–	44,887
正商譽減值虧損	–	–	2,613	–	–	–	–	2,613
投資香港以外公司之滙兌差額	–	–	–	–	(110)	–	–	(110)
撥轉至其他儲備	–	–	–	–	–	1,430	(1,430)	–
本年度內批准屬於上年度之股息（附註十一（乙））	–	–	–	–	–	–	(816,561)	(816,561)
本年度溢利	–	–	–	–	–	–	6,173,343	6,173,343
本年度已宣派及支付之股息（附註十一（甲））	–	–	–	–	–	–	(635,103)	(635,103)
於二零零四年六月三十日	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
計入：								
恒基地產及附屬公司	11,157,446	235,475	1,449,315	20,200	–	3,886	38,056,565	50,922,887
聯營公司及共同控制公司	–	684,050	–	–	(3,925)	–	3,251,754	3,931,879
	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766

卅三 融資租賃承擔

於二零零五年六月三十日，恒基地產集團的融資租賃承擔的還款期如下：

	2005			2004		
	最低租賃付款額現值	日後期間的利息支出	最低租賃付款總額	最低租賃付款額現值	日後期間的利息支出	最低租賃付款總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一年內並已列入						
流動負債	114	18	132	–	–	–
一年後並已列入						
非流動負債						
一年後但兩年內	118	13	131	–	–	–
兩年後但五年內	298	14	312	–	–	–
	416	27	443	–	–	–
	530	45	575	–	–	–

卅四 股本

	恒基地產集團及恒基地產			
	恒基地產股份股數		票面值	
	2005	2004	2005	2004
	千計	千計	港幣千元	港幣千元
法定股本				
恒基地產股份	2,600,000	2,000,000	5,200,000	4,000,000
發行及繳足股本				
恒基地產股份				
於七月一日	1,814,580	1,722,140	3,629,160	3,444,280
發行恒基地產新股	–	92,440	–	184,880
於六月三十日	1,814,580	1,814,580	3,629,160	3,629,160

根據恒基地產於二零零四年十二月六日舉行恒基地產股東週年大會，通過普通決議案透過增加600,000,000股額外恒基地產股份（於股息方面及其他各方面均與恒基地產現有股份享有同等權利），以使恒基地產之法定股本增加至港幣5,200,000,000元。

卅一 應付賬項及應付費用

恒基地產集團應付賬項及應付費用中包括港幣340,571,000元（2004年－港幣212,866,000元）預期多於一年後支付。除此以外，所有款項預期於一年內支付。

應付貿易賬項之到期日分析如下：

	恒基地產集團		恒基地產	
	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
一個月內及按要求還款	353,405	453,807	–	–
一個月後但三個月內到期	121,949	139,579	–	–
三個月後但六個月內到期	40,607	37,539	–	–
六個月後到期	591,243	441,568	–	–
	1,107,204	1,072,493	–	–
其他應付賬項及應付費用	620,230	574,278	89,721	90,169
	1,727,434	1,646,771	89,721	90,169

卅二 有擔保可換股票據

(1) 於二零零四年二月九日，恒基地產集團之一附屬公司以票面值發行有擔保可換股票據（「票據」）之本金總額合共港幣5,750,000,000元。該等票據之息率為年利率一厘，並以半年結算一次（首次於二零零四年八月九日及其後分別於每年八月九日及二月九日）。除之前已被贖回、轉換、購買或註銷者外，持票人可選擇於二零零五年二月八日以票據本金額之92%及連同應付利息要求贖回有關票據或於二零零六年二月九日以票據本金額之82%及連同應付利息要求贖回有關票據。該等票據由恒基地產作出擔保。

(2) 持票人可於二零零四年三月九日至二零零六年一月十日期間，隨時將持有票據以初步轉換價（可予調整）每股港幣48.96元轉換為恒基地產股份。

(3) 於本年度內，港幣5,561,300,000元之票據以本金額之92%連同應付利息贖回，另並沒有票據轉換為恒基地產股份。

廿九銀行借款、透支及其他借款

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
銀行借款及透支(附註甲)		
一有抵押	228,806	237,664
一無抵押	15,782,957	4,972,867
	16,011,763	5,210,531
其他無抵押借款(附註乙)	–	38,647
	16,011,763	5,249,178

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
(甲)銀行借款及透支償還期列報如下：		
一年內並已列入流動負債	3,097,364	1,222,733
一年後並已列入非流動負債		
一年後但兩年內	4,920,139	2,808,744
兩年後但五年內	6,744,260	1,179,054
五年後	1,250,000	–
	12,914,399	3,987,798
	16,011,763	5,210,531

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
(乙)其他無抵押借款償還期列報如下：		
一年內並已列入流動負債	–	26,320
兩年後但五年內並已列入非流動負債	–	12,327
	–	38,647

三十租約及其他按金

恒基地產集團租約及其他按金中包括港幣195,587,000元(2004年－港幣182,343,000元)預期一年後支付。除此以外，所有款項預期於一年內支付。

廿七 應收賬項、預付費用及按金

恒基地產集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬項之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬項(扣除壞賬準備)之賬齡分析如下:

	恒基地產集團		恒基地產	
	2005 港幣千元	2004 港幣千元	2005 港幣千元	2004 港幣千元
逾期一個月內	206,696	120,413	–	–
逾期一個月及至三個月	31,502	29,149	–	–
逾期三個月及至六個月	14,069	14,716	–	–
逾期超過六個月	142,383	115,651	–	–
	394,650	279,929	–	–
預付費用、按金及其他應收賬項	941,787	817,119	35,340	24,928
	1,336,437	1,097,048	35,340	24,928

恒基地產集團應收賬項、預付費用及按金中包括港幣659,863,000元(2004年－港幣543,010,000元)預期多於一年後收回。除此以外,所有款項預期可於一年內收回。

廿八 現金及現金等價物

	恒基地產集團		恒基地產	
	2005 港幣千元	2004 港幣千元	2005 港幣千元	2004 港幣千元
銀行及其他金融機構定期存款	4,023,276	3,481,601	–	–
銀行存款及現金	312,182	301,249	336	291
資產負債表之現金及現金等價物	4,335,458	3,782,850	336	291
銀行透支	(104,285)	(229,135)		
現金流量表之現金及現金等價物	4,231,173	3,553,715		

廿三 待出售之建成物業

恒基地產集團以可變現淨值列賬之待出售之建成物業為港幣1,551,752,000元（2004年－港幣1,528,643,000元）。

待出售之建成物業跌價準備至估計可變現淨值及計入本年度綜合損益計算表為港幣23,860,000元（2004年－跌價準備回撥港幣425,884,000元）。

廿四 存貨

恒基地產集團以可變現淨值列賬之存貨為港幣901,000元（2004年－港幣1,093,000元）。

廿五 應收／（應付）客戶合約工程款

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
於結算日履行中之工程合約：		
已產生之工程成本加確認溢利減估計虧損淨值	1,270,478	647,138
進度款	(1,215,722)	(655,787)
工程淨值	54,756	(8,649)
以上項目代表：		
應收客戶合約工程款	63,001	25,684
應付客戶合約工程款	(8,245)	(34,333)
	54,756	(8,649)

應收客戶合約工程款中包括港幣661,000元（2004年－港幣4,100,000元）預期多於一年後收回。

廿六 購買物業訂金

購買物業訂金包括一筆購買一國內物業所付之訂金為港幣1,177,406,000元（2004年－港幣1,177,406,000元）及購買位於澳門之若干土地所付之訂金為港幣561,000,000元（2004年－無）。

十九 應收分期款

(甲) 此乃自結算日起十二個月後應收樓價之分期款。結算日後十二個月內之應收分期款，已列入流動資產內。

(乙) 自結算日起十二個月內應收分期款（扣除壞賬準備）之賬齡分析如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
逾期一個月內	476,590	228,492
逾期一個月及至三個月	2,400	4,225
逾期三個月及至六個月	1,784	3,190
逾期超過六個月	16,488	21,973
	497,262	257,880

二十 遞延費用

遞延費用包括於發行有擔保可換股票據時所支付的安排費用。該等費用將按票據有效期間以直線法攤銷。

廿一 長期應收款

此乃自出售收費橋樑收入及預期一年後收回之分期款項的貼現值，至於預期一年內收回之分期款項為港幣22,530,000元（2004年－港幣38,110,000元）則被列為流動資產中的「應收賬項、預付費用及按金」。

廿二 待出售之待發展／發展中物業

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
香港	3,719,087	4,042,361
中國其他地區	5,126,840	4,690,563
	8,845,927	8,732,924

港幣7,710,843,000元（2004年－港幣7,901,975,000元）之待出售之待發展／發展中物業預期將多於一年後完成。

十八 證券投資

恒基地產集團：

	持有至到期證券		投資證券		其他投資		合計	
	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
股份證券								
有牌價								
－香港	–	–	–	–	276,947	167,304	276,947	167,304
有牌價								
－香港以外	–	–	21,203	20,314	–	–	21,203	20,314
無牌價	–	–	85,769	96,655	21,882	30,181	107,651	126,836
	–	–	106,972	116,969	298,829	197,485	405,801	314,454
債務證券								
有牌價								
－香港以外	11,465	11,699	–	–	–	–	11,465	11,699
無牌價	–	41,096	–	–	–	–	–	41,096
	11,465	52,795	–	–	–	–	11,465	52,795
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249
有牌價股份市值	11,088	11,936	22,113	28,966	276,947	167,304	310,148	208,206
報告之目的為分析賬面值：								
非流動	11,465	11,699	106,972	116,969	298,829	197,485	417,266	326,153
流動	–	41,096	–	–	–	–	–	41,096
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249

十六 聯營公司權益

	恒基地產集團		恒基地產	
	2005	2004 重列	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價股份				
股份：成本值	–	–	166,367	168,367
應佔資產淨值	504,902	65,043	–	–
應收聯營公司	1,671,670	1,929,636	513,114	750,305
	2,176,572	1,994,679	679,481	918,672
減：減值虧損	–	–	(49,038)	(49,038)
	2,176,572	1,994,679	630,443	869,634
應付聯營公司	(34,660)	(19,105)	(19,926)	(62,241)
	2,141,912	1,975,574	610,517	807,393
於香港上市之有牌價股份				
應佔資產淨值	12,303,859	11,209,859	–	–
商譽	1,153,210	936,577	–	–
應收聯營公司	122,434	145,924	–	–
	13,579,503	12,292,360	–	–
應付聯營公司	(20,491)	(19,047)	–	–
	13,559,012	12,273,313	–	–
	15,700,924	14,248,887	610,517	807,393
有牌價股份市值	36,845,509	29,372,248	–	–

主要聯營公司之明細詳列於第130頁。

十七 共同控制公司權益

	恒基地產集團		恒基地產	
	2005	2004 重列	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價股份，成本值	–	–	10	10
應佔資產淨值	4,321,070	2,074,643	–	–
應收共同控制公司	9,101,934	9,973,414	119,530	114,253
	13,423,004	12,048,057	119,540	114,263
應付共同控制公司	(23,206)	(28,827)	(5,209)	(6,121)
	13,399,798	12,019,230	114,331	108,142

主要共同控制公司之明細詳列於第131頁。

恒基地產集團以融資租賃購買之設備，平均年期為五年。於租賃期完結時，恒基地產集團有權以優惠價格購入有關的資產。恒基地產集團以融資租賃持有的資產的賬面淨值為港幣524,000元（2004年－無）。

恒基地產集團已將收費公路經營權抵押予財務機構以取得部分銀行借貸款。

十五 附屬公司權益

	恒基地產	
	2005	2004
	港幣千元	港幣千元
無牌價股份，成本值	2,355,074	2,355,074
附屬公司貸款	39,066,829	39,400,186
	41,421,903	41,755,260
減：減值虧損	(93,296)	(83,000)
	41,328,607	41,672,260
附屬公司借款	(2,191,673)	(1,856,310)
	39,136,934	39,815,950

這些附屬公司均為附註一(丙)所界定的受控制公司，並已在本賬項中綜合計算。

主要附屬公司之明細詳列於第121頁至129頁。

附註：

(1) 因應由二零零四年七月一日起提早採納香港會計準則第四十號，部份將作投資用途或尚未確定未來用途之可供發展物業由「發展中物業」及「待發展之物業」重新分類為「投資物業」及「發展中投資物業」，因該等物業因應香港會計準則第四十號之要求確認為「投資物業」。此外，為更理想地反映恒基地產集團所持物業之用途，部份物業已重新分類為「自用發展中物業」。

(2) 期初調整表示該等於附註(1)列示的將作投資用途或尚未確定未來用途之可供發展物業於二零零四年七月一日之公允價值之減少。在香港會計準則第四十號的過渡條文許可下，恒基地產集團沒有重報比較數字。

(3) 本年度內，根據恒基地產集團估計於擬發展酒店項目可收回之金額，其減值虧損港幣204,043,000元已被確認在損益計算表內。

(乙) 物業賬面淨值之分析：

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
位於香港並簽有		
－長期租約	4,802,776	3,426,226
－中期租約	38,928,427	33,320,922
	43,731,203	36,747,148
位於香港以外並簽有		
－長期租約	393	436
－中期租約	3,941,403	4,255,148
	3,941,796	4,255,584
	47,672,999	41,002,732

恒基地產集團位於香港之投資物業及酒店物業已於二零零五年六月三十日由獨立專業測量師行一戴德梁行進行重估，而位於中國之投資物業則由恒基地產集團專業估價師黃浩明先生進行重估。黃浩明先生乃是香港測量師學會的資深會員。重估乃以個別物業之公開市值為準則，並參照市場類似交易個案；及在適當情況下，以扣除支銷後之收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加之可能性，而對物業作出重估。

恒基地產集團用作經營租賃的投資物業及酒店物業的賬面總額分別為港幣39,293,567,000元(2004年－港幣32,394,678,000元)及港幣1,271,800,000元(2004年－港幣1,209,000,000元)。

十四固定資產

(甲) 恒基地產集團：

	投資物業 港幣千元	發展中投資物業 港幣千元	酒店物業 港幣千元	其他土地及樓宇 港幣千元	自用發展中物業 港幣千元	收費公路經營權 港幣千元	橋樑 港幣千元	其他 港幣千元	總值 港幣千元
成本值或估值：									
於二零零四年七月一日									
－上年度報告	32,394,678	–	1,209,000	508,310	–	789,529	560,929	694,503	36,156,949
－重新分類(註1)	5,226,089	206,862	–	–	504,729	–	–	–	5,937,680
－期初調整前	37,620,767	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	42,094,629
－期初調整(註2)	(984,277)	–	–	–	–	–	–	–	(984,277)
－期初調整後	36,636,490	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	41,110,352
添置	945,150	146,039	–	–	23,169	–	48	118,824	1,233,230
透過購入附屬公司	10,446	–	–	–	–	–	–	–	10,446
轉自流動資產中之發展中物業	46,095	–	–	–	–	–	–	–	46,095
出售資產	(66,169)	–	–	–	–	–	(11,665)	(30,791)	(108,625)
重估盈餘	6,753,871	–	62,800	–	–	–	–	–	6,816,671
於二零零五年六月三十日	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169
攤銷及折舊：									
於二零零四年七月一日									
－上年度報告	–	–	–	71,023	–	163,176	62,349	591,043	887,591
－前期調整(附註二(乙))	–	–	–	–	–	30,067	70,779	–	100,846
－已重列	–	–	–	71,023	–	193,243	133,128	591,043	988,437
本年度折舊	–	–	–	7,099	–	34,691	19,097	64,746	125,633
減值虧損(註3)	–	–	–	–	204,043	–	–	–	204,043
出售資產折舊撥回	–	–	–	–	–	–	(9,690)	(30,160)	(39,850)
於二零零五年六月三十日	–	–	–	78,122	204,043	227,934	142,535	625,629	1,278,263
賬面淨值：									
於二零零五年六月三十日	44,325,883	352,901	1,271,800	430,188	323,855	561,595	406,777	156,907	47,829,906
於二零零四年六月三十日(重列)	37,620,767	206,862	1,209,000	437,287	504,729	596,286	427,801	103,460	41,106,192
成本值或估值於二零零五年六月三十日代表：									
成本值	–	352,901	–	442,230	527,898	789,529	549,312	782,536	3,444,406
估值									
－一九九二年六月三十日	–	–	–	20,110	–	–	–	–	20,110
－一九九四年六月三十日	–	–	–	45,970	–	–	–	–	45,970
－二零零五年六月三十日	44,325,883	–	1,271,800	–	–	–	–	–	45,597,683
	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169

地區分部：

	香港 港幣千元	中華人民共和國(「中國」) 港幣千元	綜合 港幣千元
截至二零零五年六月三十日止年度			
營業額	5,521,612	311,649	5,833,261
其他收入(不包括銀行存款利息收入)	76,934	12,560	89,494
對外收入	5,598,546	324,209	5,922,755
分部資產	59,993,877	11,682,032	
本年度資本性支出	3,272,954	454,012	
截至二零零四年六月三十日止年度(重列)			
營業額	6,364,676	362,442	6,727,118
其他收入(不包括銀行存款利息收入)	60,120	6,828	66,948
對外收入	6,424,796	369,270	6,794,066
分部資產	50,606,458	12,393,349	
本年度資本性支出	899,302	8,088	

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
截至二零零四年六月三十日止年度(重列)										
營業額	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	–	6,727,118
其他收入(不包括銀行存款利息收入)	10	3,159	5,463	1,550	3,363	24	799	52,580	–	66,948
對外收入	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	–	6,794,066
分部業務間收入	–	196,686	2,296	438,976	–	1,704	–	36,796	(676,458)	–
總收入	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
分部業績	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
分部業務間交易	38,840	(90,859)	(2,285)	(39,096)	–	42,709	17,540	25,953		(7,198)
對經營溢利之貢獻	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
物業項目撥備	(27,633)	–	–	–	–	–	–	–		(27,633)
物業項目撥備回撥	788,490	–	–	–	–	–	–	–		788,490
銀行存款利息收入										12,570
未能分類之支出減收入淨額										(263,208)
經營溢利										2,444,819
投資物業之公允價值增加	–	3,064,202	–	–	–	–	–	–		3,064,202
融資成本										(110,846)
非營運收入										9,040
										5,407,215
應佔聯營公司溢利減虧損										1,786,762
應佔共同控制公司溢利減虧損	66,568	890,812	8,003	(12,252)	–	–	–	20,988		974,119
所得稅										(1,118,884)
少數股東權益										(875,869)
恒基地產股東應佔溢利										6,173,343
本年度折舊及攤銷	(1,212)	(5,276)	(57)	(595)	(55,188)	(3,615)	(11,839)	(35,007)		
本年度減值虧損	–	–	–	–	–	–	–	(435)		
分部資產	21,018,953	36,771,861	1,789,422	258,244	1,225,854	1,226,633	48,277	660,563	(295,138)	62,704,669
投資聯營公司										14,248,887
投資共同控制公司	3,756,419	6,233,514	379,820	21,478	–	1,584,041	–	43,958		12,019,230
未能分類之資產										4,802,817
總資產										93,775,603
分部負債	974,140	531,172	48,928	346,254	12,575	29,881	88,574	201,031	(295,138)	1,937,417
未能分類之負債										20,231,329
總負債										22,168,746
本年度資本性支出	763,998	123,009	–	40	1,223	1,143	9,818	8,159		

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
截至二零零五年六月三十日止年度										
營業額	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588	–	5,833,261
其他收入(不包括銀行存款利息收入)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	–	89,494
對外收入	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	–	5,922,755
分部業務間收入	–	198,261	1,336	377,439	–	–	3	31,428	(608,467)	–
總收入	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
分部業績	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
分部業務間交易	10,660	(87,434)	(1,335)	(25,408)	–	49,848	16,706	17,867		(19,096)
對經營溢利之貢獻	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
物業項目撥備	(227,903)	–	–	–	–	–	–	–		(227,903)
銀行存款利息收入										46,024
未能分類之支出減收入淨額										(322,825)
經營溢利										1,763,834
投資物業之公允價值增加	188,960	6,564,911	–	–	–	–	–	–		6,753,871
融資成本										(209,458)
非營運收入										395,495
										8,703,742
應佔聯營公司溢利減虧損										3,315,331
應佔共同控制公司溢利減虧損	1,299,012	1,385,584	12,019	8,276	–	–	–	8,450		2,713,341
所得稅										(2,401,342)
少數股東權益										(1,477,551)
恒基地產股東應佔溢利										10,853,521
本年度折舊及攤銷	(680)	(5,843)	–	(553)	(55,401)	(752)	(13,687)	(48,659)		
分部資產	25,078,942	41,827,597	1,284,491	144,268	1,253,565	1,312,739	52,535	721,772	(160,149)	71,515,760
投資聯營公司										15,700,924
投資共同控制公司	3,443,383	7,533,636	235,882	43,985	–	2,094,564	–	48,348		13,399,798
未能分類之資產										5,478,470
總資產										106,094,952
分部負債	796,491	569,571	53,710	264,233	20,112	58,972	114,026	284,873	(160,149)	2,001,839
未能分類之負債										22,929,218
總負債										24,931,057
本年度資本性支出	2,878,837	823,450	–	705	1,635	1,905	12,795	7,639		

十三分部資料

分部資料是按恒基地產集團的業務和地區分部作出呈述。由於業務分部資料對恒基地產集團的內部財務滙報工作意義較大，故已選為報告分部信息的主要形式。

業務分部：

恒基地產集團的主要業務分部如下：

物業發展	–	發展和銷售物業
物業租賃	–	出租物業
財務	–	提供財務借貸
建築工程	–	樓宇建造工程
基建項目	–	投資基建項目
酒店業務	–	酒店經營及管理
百貨業務	–	百貨公司經營及管理
其他	–	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

十一 股息

(甲) 本年度股息

	2005 港幣千元	2004 港幣千元
已宣派及支付中期股息每股港幣四角（2004年－每股港幣三角五分）	725,832	635,103
於結算日後擬派末期股息每股港幣六角（2004年－每股港幣五角五分）	1,088,748	998,019
	1,814,580	1,633,122

於結算日後建議分派之末期股息尚未在結算日確認為負債。

(乙) 屬於上一財政年度，並於本年度核准及支付的股息

	2005 港幣千元	2004 港幣千元
屬於上一財政年度，並於本年度核准及支付末期股息每股港幣五角五分（2004年－每股港幣四角五分）	998,019	816,561

十二 每股恒基地產股份盈利

每股恒基地產股份盈利乃按恒基地產股東應佔溢利港幣10,853,521,000元（2004年（重列）－港幣6,173,343,000元），並按年內已發行普通股1,814,580,000股（2004年－普通股之加權平均數1,786,544,918股）計算。由於恒基地產集團之有擔保可換股票據於計算截至二零零四年及二零零五年六月三十日止年度之每股恒基地產攤薄盈利有反攤薄影響，故不呈列本年度之每股恒基地產攤薄盈利。

(丁) 未被確認之遞延稅項資產：

未被確認的遞延稅項資產之情況如下：

	2005		2004	
	可扣稅之暫時差異／稅項虧損	遞延稅項資產	可扣稅之暫時差異／稅項虧損 重列	遞延稅項資產 重列
	港幣千元	港幣千元	港幣千元	港幣千元
可扣稅之暫時差異	105,312	18,430	208,498	36,487
因稅務虧損而產生之將來稅務利益				
一香港(附註1)				
一已經稅務局評估	1,025,928	179,537	1,115,378	195,191
一未經稅務局評估	1,641,810	287,317	1,974,953	345,617
一香港以外(附註2)	509,480	158,660	443,450	141,750
	3,282,530	643,944	3,742,279	719,045

由於預期未有足夠應課稅盈利以實現相關稅務利益，故恒基地產集團尚未就部份附屬公司之可扣稅之暫時差異及稅務虧損所產生遞延稅項資產作出確認。

附註：

(1) 根據現行稅法，這些可抵扣稅務虧損不設應用限期。

(2) 可抵扣稅項虧損可與隨後年度之應課稅溢利相抵銷，於該等虧損產生年度起計至五年內抵銷。

十　恒基地產股東應佔溢利

恒基地產股東應佔綜合溢利包括在恒基地產賬項內列報之溢利為港幣865,053,000元(2004年－港幣944,607,000元)。

(丙) **已被確認之遞延稅項資產及負債：**

於綜合資產負債表上確認之遞延稅項(資產)／負債成份及年內之變動如下：

遞延稅項產生於：

	折舊免稅額多於相關的折舊	物業重估	資本化利息之對銷	業務合併之公允價值調整	物業、廠房設備報銷盈利	稅務虧損	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零三年七月一日							
－上年度報告	404,464	32,000	370,361	166,800	–	(87,432)	886,193
－前期調整	(13,805)	2,168,060	(62,187)	–	–	(57,179)	2,034,889
－重列	390,659	2,200,060	308,174	166,800	–	(144,611)	2,921,082
於損益計算表內扣除／(計入)	72,393	414,565	(14,868)	–	15,212	(76,835)	410,467
於二零零四年六月三十日(重列)	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
於二零零四年七月一日							
－上年度報告	473,554	32,000	353,493	166,800	15,212	(161,792)	879,267
－前期調整	(10,502)	2,582,625	(60,187)	–	–	(59,654)	2,452,282
－重列	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
期初調整	–	38,452	–	–	–	(3,472)	34,980
於損益計算表內扣除／(計入)	69,501	1,097,788	(38,440)	820	(625)	(51,807)	1,077,237
於二零零五年六月三十日	532,553	3,750,865	254,866	167,620	14,587	(276,725)	4,443,766

	恒基地產集團 2005	恒基地產集團 2004 重列
	港幣千元	港幣千元
被確認於綜合資產負債表內遞延稅項資產淨額	(235,618)	(208,675)
被確認於綜合資產負債表內遞延稅項負債淨額	4,679,384	3,540,224
	4,443,766	3,331,549

(乙) **稅項支出與會計溢利以適用稅率計算之對賬：**

	2005 港幣千元	2004 重列 港幣千元
除稅前經常性溢利	14,732,414	8,168,096
按除稅前經常性溢利以適用稅率計算之稅項	2,507,823	1,437,794
不可扣減支出的稅項影響	80,353	55,136
毋須計稅收入的稅項影響	(175,824)	(246,705)
未被確認之本年度可抵扣稅務虧損的稅項影響	53,259	47,511
已使用之往年度可抵扣稅務虧損的稅項影響	(29,669)	(64,527)
往年度未被確認之未使用可抵扣稅務虧損而在本年度確認的稅項影響	(30,978)	(114,364)
未被確認之暫時差異的稅項影響	—	3,222
往年度之準備(多計)／少計	(3,622)	817
實際稅項支出	2,401,342	1,118,884

八　應佔聯營公司溢利減虧損

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
有牌價之聯營公司	2,666,158	1,698,356
無牌價之聯營公司	649,173	88,406
	3,315,331	1,786,762

九　所得稅

(甲) 綜合損益計算表內列報之所得稅代表：

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
本期稅項－香港利得稅準備		
本年度稅項	262,848	193,797
往年度稅項準備(多計)／少計	(8,272)	979
	254,576	194,776
本期稅項－香港以外稅項準備		
本年度稅項	28,511	26,492
往年度稅項準備少計／(多計)	4,650	(162)
	33,161	26,330
遞延稅項		
源自及撥回暫時性差異	1,077,237	410,467
應佔聯營公司稅項	573,773	324,357
應佔共同控制公司稅項	462,595	162,954
	2,401,342	1,118,884

本年度香港利得稅準備乃按估計應課稅溢利之17.5%計算。

香港以外稅項準備乃就年內在有關境外稅務司法管轄區賺取之估計應課稅溢利之年內適用稅率計算。

(乙) 除已於附註三至七(甲)中披露外之其他項目：

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
攤銷及折舊		
－自用資產	125,556	113,232
－以融資租賃持有的資產	77	－
	125,633	113,232
減：資本化之數額	(58)	(443)
	125,575	112,789
員工成本－包括退休福利成本港幣33,345,000元 (2004年－港幣32,292,000元)	854,703	756,373
減：資本化之數額(包括退休福利成本港幣823,000元 (2004年－港幣776,000元))	(30,480)	(20,521)
	824,223	735,852
出售成本		
－待出售之建成物業	1,210,377	2,237,049
－存貨	136,817	149,616
遞延費用攤銷	78,955	19,845
核數師酬金	13,869	10,494
除支銷港幣633,726,000元 (2004年－港幣679,466,000元) 後投資物業之租金收入*	(1,047,005)	(958,532)
除支銷後之其他租金收入	(267,876)	(240,662)
證券投資股息收入		
－有牌價	(5,436)	(11,032)
－無牌價	(29,966)	(39,848)

*　包括或然租金收入港幣132,142,000元 (2004年－港幣105,867,000元)。

七　除税前經常性溢利

本年度綜合除税前經常性溢利，已扣除／(計入)下列各項：

(甲) 融資成本：

	恒基地產集團	
	2005 港幣千元	2004 港幣千元
銀行利息	193,832	194,454
五年內須全部償還之借款利息	93,616	54,667
融資租賃承擔之財務費用	14	4
其他借貸成本	115,227	56,864
	402,689	305,989
減：資本化之數額*		
一利息	(174,579)	(162,618)
一其他借貸成本	(18,652)	(32,525)
	209,458	110,846

* 借貸成本乃根據年利率1.75%至2.04%(2004年－1.68%至1.74%)之息率資本化。

五 其他營運(費用)／收入

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
物業項目撥備	(227,903)	(27,633)
物業項目撥備回撥	—	788,490
壞賬撇數	(24,737)	(109,861)
其他	(77,559)	(110,902)
	(330,199)	540,094

六 非營運收入

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
有擔保可換股票據贖回溢價	444,904	—
重估證券投資升值	25,072	48,901
投資證券(減值虧損)／減值虧損轉回	(10,865)	119
商譽攤分	(63,933)	(31,075)
出售附屬公司權益虧損	—	(6,396)
正商譽減值虧損	—	(4,000)
其他固定資產減值虧損	—	(435)
其他	317	1,926
	395,495	9,040

三 營業額

恒基地產之主要業務為投資控股，其附屬公司之主要業務為物業發展、物業投資、財務、建築工程、基建項目、酒店業務、百貨業務、發展計劃管理、投資控股及物業管理。

恒基地產集團營業額包括銷售物業收入、租金及利息收入、從第三者所賺獲之建築合約收入、基建項目收益、酒店業務收益、百貨業務收入及其他包括管理及售樓佣金，證券投資股息收入以及大廈管理及警衛服務收入。

主要項目分析如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
銷售物業	1,884,793	2,837,148
租金收入	2,096,940	2,017,239
利息收入	90,151	102,018
建築工程	639,608	781,457
基建項目	235,524	238,748
酒店業務	120,309	116,272
百貨業務	134,348	122,904
其他	631,588	511,332
	5,833,261	6,727,118

四 其他收入及其他收益淨額

	恒基地產集團	
	2005	2004
		重列
	港幣千元	港幣千元
其他收入：		
利息收入	70,535	39,758
其他	64,983	39,760
	135,518	79,518
其他收益淨額：		
出售其他固定資產溢利／(虧損)	7,720	(30,934)
出售收費橋樑溢利	—	104,332
出售證券投資溢利	—	61,911
其他	(1,270)	23,185
	6,450	158,494

(丙) **會計決策變動所影響之撮要**

由於本年度採用新會計決策，其調整所產生之影響，於以下列表作出分析：

	保留溢利之期初結存		物業重估儲備之期初結存		恒基地產股東應佔溢利	
	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
新會計決策所影響之增加／(減少)						
前期調整：						
香港會計準則第四十號 投資物業	8,796,720	5,685,709	(11,520,049)	(7,876,093)	6,112,251	3,111,011
持作投資用途或未確定未來用途之可供發展土地(附註二(甲))	–	–	–	–	366,487	–
香港詮釋第一號 基建設施(附註二(乙))	(29,201)	(32,477)	–	–	(5,790)	3,276
	8,767,519	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287
期初調整：						
香港會計準則第四十號 持作投資用途或未確定未來用途之可供發展土地(附註二(甲))	(972,173)	–	–	–	–	–
影響之合計	7,795,346	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287

團截至二零零五年六月三十日止年度的恒基地產股東應佔溢利增加了港幣7,327,127,000元（二零零四年－港幣3,643,956,000元）。採用該新決策對恒基地產集團截至以上日期止的年末淨資產沒有影響。

– 持作投資用途或尚未確定未來用途的可供發展土地確認為「投資物業」，這些土地的公允價值變動現時也在產生時按香港會計準則第四十號中的公允價值模型直接在損益計算表內確認。

因應該項修訂，二零零四年七月一日的保留溢利期初結餘減少了港幣937,193,000元。此外，恒基地產集團截至二零零五年六月三十日止年度的恒基地產股東應佔溢利也增加了港幣434,164,000元。在香港會計準則第四十號的過渡條文許可下，恒基地產集團沒有重報比較金額。

2　計量公允價值變動所產生的遞延稅項

在以往年度，恒基地產集團須採用投資物業銷售的適用稅率，以確定是否應在重估投資物業時確認任何遞延稅項金額。由於出售恒基地產集團在香港的投資物業毋須課稅，以往年度沒有提撥遞延稅項準備。

自二零零四年七月一日起，對於恒基地產集團無意出售，而且如不採用公允價值模型便可計算折舊的投資物業而言，恒基地產集團按照香港會計準則詮釋第二十一號規定，按物業用途採用適用的稅率，以確認其價值變動所產生的遞延稅項。

恒基地產集團已追溯採用這修訂的會計決策。由於採用該新決策，二零零四年七月一日的保留溢利期初結餘減少了港幣2,723,329,000元（二零零三年－港幣2,190,384,000元），而遞延稅項負債則增加了港幣2,475,365,000元（二零零三年－港幣2,054,574,000元）。此外，恒基地產集團截至二零零五年六月三十日止年度的所得稅開支和恒基地產股東應佔溢利也分別增加了港幣1,352,785,000元（二零零四年－港幣603,355,000元）和減少了港幣1,214,876,000元（二零零四年－港幣532,945,000元）。

至於持作投資用途的可供發展土地方面，因應該項會計決策修訂，二零零四年七月一日的保留溢利期初結餘減少了港幣34,980,000元，而遞延稅項負債則按同一金額增加。此外，恒基地產集團截至二零零五年六月三十日止年度的所得稅開支和恒基地產股東應佔溢利分別增加了港幣72,564,000元和減少了港幣67,677,000元。

（乙）基建設施（香港詮釋第一號「適合基建設施的會計決策」）

在以往年度，高速公路經營權之攤銷和橋樑之折舊是按固定年率複合計算攤銷和折舊額，累積折舊於經營期屆滿時相等於有關高速公路經營權和橋樑之總成本。

恒基地產集團自二零零四年七月一日起採納香港詮釋第一號後，採用了新的基建設施攤銷和折舊決策。恒基地產集團高速公路經營權之攤銷和橋樑之折舊均按直線法計算。

恒基地產集團已追溯採用該新會計決策。由於採用該新決策，二零零四年七月一日的保留溢利期初結餘減少了港幣29,201,000元（二零零三年－港幣32,477,000元），於二零零四年六月三十日恒基地產集團之其他固定資產、少數股東權益和遞延稅項負債結餘則分別減少了港幣100,846,000元、港幣48,562,000元和港幣23,083,000元。此外，恒基地產集團截至二零零五年六月三十日止年度的恒基地產股東應佔溢利減少了港幣5,790,000元（二零零四年－增加了港幣3,276,000元）。

採用了香港財務報告準則第三號及香港會計準則第三十六號後，恒基地產集團不再攤銷正商譽。這種商譽每年測試是否減值，包括在最初獲確認的年度內及有減值跡象時。減值虧損在商譽獲分配的現金產生單位的賬面金額超過其可收回金額時確認。

此外，按照香港財務報告準則第三號，如果業務合併購入的淨資產的公允價值超過支付的價款(即按照以往的會計決策視作負商譽產生的金額)，超額部分在產生時即時在綜合損益計算表內確認。以往確認的負商譽將不再確認，而於二零零五年七月一日的保留溢利期初結餘也作相應調整。

恒基地產集團將按照香港財務報告準則第三號的過渡安排於日後採用處理正商譽的新政策，因此，比較數字不會重報，於二零零五年七月一日的累計攤銷金額將用於抵銷商譽的成本，並且不會在截至二零零六年六月三十日止年度的綜合損益計算表內為商譽計提攤銷費用。

此外，按照香港財務報告準則第三號的過渡安排，以往直接撥入儲備的商譽(即二零零一年七月一日前產生的商譽)將不再於購入業務出售或減值時或在任何其他情況下，在綜合損益計算表內確認。

恒基地產集團將繼續評估其他新香港財務報告準則的影響及隨之可能確定的其他重大變化。

二　會計決策變動

(甲) 投資物業(香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得税－已重估不可折舊資產的收回」)

有關投資物業的會計決策修訂如下：

1　*在損益計算表內確認公允價值變動的時間*

在以往年度，恒基地產集團投資物業的公允價值變動直接在物業重估儲備中確認，但如以物業組合計算的儲備額低於該組合的虧損額，或以往在損益計算表確認的虧損已轉回，或個別投資物業已出售則除外。在這些有限的情況下，公允價值變動是在損益計算表內確認。

此外，在以往年度，恒基地產集團持作投資用途或尚未確定未來用途的可供發展土地是按成本減去減值虧損後入賬。

自二零零四年七月一日起提早採納香港會計準則第四十號後：

－　投資物業的公允價值變動按香港會計準則第四十號中的公允價值模型直接在損益計算表內確認。

　　恒基地產集團已追溯採用這修訂的會計決策。由於採用該新決策，二零零四年七月一日的保留溢利期初結餘增加了港幣11,520,049,000元(二零零三年－港幣7,876,093,000元)，以便計及恒基地產集團以往所有有關投資之物業重估儲備。此外，恒基地產集

採用了香港詮釋第二號後，業主持作營運的酒店物業按成本減累計折舊和減值虧損後入賬。

2 自用的租賃土地及建築物(香港會計準則第十七號「租賃」)

在以往年度，租賃土地及建築物按成本減累計折舊和減值虧損後入賬。

採用了香港會計準則第十七號後，恒基地產集團持作自用的租賃土地權益視作按經營租賃持有的土地入賬，租賃土地上的任何建築物權益的公允價值可與恒基地產集團最初簽訂租賃協議時，或從以往的承租人接收時或在這些建築物興建日(如時間較遲)的土地租賃權益的公允價值獨立分開。如果這兩項不能可靠地分配，整項租賃歸類為融資租賃及按成本減累計折舊和減值虧損後入賬。

用於支付收購土地租賃的土地補價或其他租賃付款按租賃期以直線法計算攤銷。這些租賃土地上的任何持作自用建築物繼續按成本減累計折舊和減值虧損後入賬。

如果該修訂的會計準則用於截至二零零五年六月三十日止年度，以往歸類為「其他土地及樓宇」的租賃土地權益將分開列示為「租賃土地」，比較金額須重報。採用該新的決策後對恒基地產集團的恒基地產股東應佔溢利和資產淨值沒有重大影響。

3 持作出售用途的待重新發展租賃土地(香港會計準則第十七號「租賃」)

在以往年度，持作出售用途的待重新發展租賃土地按成本減去減值虧損後入賬。

採用了香港會計準則第十七號後，用於支付收購土地租賃的土地補價或其他租賃付款按租賃期以直線法計算攤銷。如果有關物業正在發展或重新發展，攤銷費用會列入發展中物業的成本計算。在其他所有情況下，期內的攤銷費用即時在損益計算表內確認。

4 正商譽和負商譽的攤銷(香港財務報告準則第三號「業務合併」和香港會計準則第三十六號「資產減值」)

在以往年度：

- 對於在二零零一年七月一日之前產生的正商譽或負商譽，在產生時直接撥入儲備，不會在綜合損益計算表內確認，直至購入的業務出售或減值為止；

- 對於在二零零一年七月一日或以後產生的正商譽，按其預計可用年限以直線法攤銷，在出現減值跡象時進行減值測試；及

- 對於在二零零一年七月一日或以後產生的負商譽，在購入的可折舊／攤銷的非貨幣資產的加權平均可用年限內，或在相關非貨幣資產出售時攤銷，惟關乎於購入日可辨認的預計未來虧損則除外。在這種情況下，負商譽在預計虧損產生時在綜合損益計算表內確認。

(戌) **關連人士**

就本賬項而言，如果恒基地產集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控恒基地產集團或對恒基地產集團的財務及經營決策作出重要的影響，或恒基地產集團與另一方人士均受制於共同的監控或共同的重要影響下，則被視為關連人士。

(亥) **分部報告**

分部是指恒基地產集團內可明顯區分的組成部分，並且負責提供單項或一組相關的產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，並且承擔不同於其他分部的風險和回報。

按照恒基地產集團的內部財務報告模式，恒基地產集團選擇以業務分部為報告分部信息的主要形式，而地區分部則是次要的分部報告形式。

分部收入、支出、經營成果、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括存貨、應收賬項及固定資產。分部收入、支出、資產及負債包含須在編製綜合賬項時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。分部之間的轉移事項定價按與其他外界人士相若的條款計算。

分部資本開支是指在期內購入預計可於超過一個會計期間使用的分部資產所產生的成本總額。

未能分配至分部的項目主要包括財務及企業資產、帶息借款、借款、企業和融資支出、所得税及少數股東權益。

(甲子) **新近頒佈的會計準則**

香港會計師公會頒佈了多項新訂及經修訂的香港財務報告準則和香港會計準則(「新香港財務報告準則」)。除香港財務報告準則第三號「業務合併」適用於協議日在二零零五年一月一日或以後的業務合併外，這些準則在由二零零五年一月一日或以後開始的會計期間生效。因此，新香港財務報告準則適用於恒基地產集團截至二零零六年六月三十日止年度的賬項。

恒基地產集團已就截至二零零五年六月三十日止年度賬項提早採納香港會計師公會頒佈的香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得税－已重估不可折舊資產的收回」。會計決策變動詳情載於下述附註二。

恒基地產集團並無就截至二零零五年六月三十日止年度賬項提早採納任何其他新香港財務報告準則，但已開始評估新香港財務報告準則的影響，現階段的結論是採用香港詮釋第二號「適用於酒店物業的決策」、香港會計準則第十七號「租賃」、香港會計準則第三十六號「資產減值」及香港財務報告準則第三號「業務合併」，將對恒基地產集團的經營成果和財務狀況構成以下影響：

1　*酒店物業(香港詮釋第二號「適用於酒店物業的決策」)*

在以往年度，恒基地產集團的酒店物業按年度專業估值，以公開市值入賬。持有租賃期超過二十年的酒店物業持續維修，不時進行適當修葺和改善，因此不計提折舊。

4　**建築工程之收益**

在建築合約的結果能可靠地估計時：

- 固定價格合約的收入會以完工百分率法確認，根據直至當日所產生的合約成本與預計合約總成本的百分比計算；及

- 加本加成合約會參照期內所產生的可收回成本加已賺取的費用確認，根據直至當日所產生的成本與預計合約總成本的比例計算。

如果建築合約的結果不可以可靠地估計，收入只會根據所產生合約成本可能收回的幅度確認。

5　**路橋收入**

高速公路的通行費收入，於收取時予以確認。

6　**酒店收入**

酒店服務收入在所得之收益及提供該等服務後始入賬。

7　**銷貨收入**

百貨業務之銷貨收入於貨物送出及貨物之擁有權與相關風險轉移予客戶後始入賬。

(申) **外幣換算**

年中的外幣交易按交易日的匯率換算為港幣。以外幣為單位的貨幣資產及負債則按結算日的匯率換算為港幣。滙兑盈虧均撥入損益計算表處理。

海外企業的業績按年中的平均匯率換算為港幣；資產負債表項目則按結算日的匯率換算為港幣。所產生的滙兑差額作為儲備變動處理。

在出售海外企業時，與該海外企業有關的累計滙兑差額會在計算出售的溢利或虧損時包括在內。

(酉) **借貸成本**

除直接用作建設而需要相當長時間才可以投入原定用途或銷售的資產的借貸成本予以資本化外，借貸成本均在產生的期間內在損益計算表列支。

屬於合資格資產成本一部分的借貸成本在資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須的準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

4　本期和遞延税項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延税項資產只會在恒基地產集團有法定行使權以本期税項資產抵銷本期税項負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延税項負債：

－　本期税項資產和負債：恒基地產集團計劃按淨額基準結算，或同時變現該資產和清償該負債；或

－　遞延税項資產和負債：這些資產和負債必須與同一税務機關就以下其中一項徵收的所得税有關：

　－　同一應課税實體；或

　－　不同的應課税實體。這些實體計劃在日後每個預計有大額遞延税項負債需要清償或大額遞延税項資產可以收回的期間內，按淨額基準實現本期税項資產和清償本期税項負債，或同時變現該資產和清償該負債。

(午) 準備及或然負債

倘若恒基地產或恒基地產集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。如果貨幣時間價值重大，則按預計履行義務所需資源的現值計列準備。

倘若含有經濟效益的資源外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債，但假如這資源外流的可能性極低則除外。

(未) 收益之計算

在經濟效益可能會流入恒基地產集團，而收入及成本(如適用)能可靠地計算時，有關收入將於損益計算表內確認，其方法如下：

1　**出售物業收益**

出售物業所得之收益及售出樓宇之分期利息均於物業出售之日或有關政府當局發給之入伙紙或建築完成證明書之日，兩者之較後日期入賬。在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。

2　**經營租賃的租金收入**

經營租賃的應收租金收入在租賃期所涵蓋的會計期間內，以等額在損益計算表確認，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為應收租賃淨付款總額的組成部份。或然租金在其產生的會計期間內確認為收入。

3　**利息收入**

銀行存款及應收分期款之利息收入乃按本金及有關之息率以時間分配基準計算。

2　恒基地產集團向界定供款退休計劃作出的供款及根據香港《強制性公積金計劃條例》的強制性公積金供款，均於產生時在損益計算表列支。

3　如恒基地產集團不用價款授予僱員可認購附屬公司股份的購股權，在授予日期不會確認僱員福利成本或義務。當購股權被行使時，股東權益按所收取款項的數額增加。

4　合約終止補償只會在恒基地產集團根據正式、具體，且不大可能撤回的計劃終止僱員合約或根據該計劃自願遣散僱員而終止合約並作出補償時確認。

(巳) 所得稅

1　本年度所得稅包括本期所得稅及遞延稅項資產和負債的變動。本期所得稅及遞延稅項資產和負債的變動均在損益計算表內確認，但與直接確認為股東權益項目相關的，則確認為股東權益。

2　本期所得稅是按本年度應課稅收入根據已執行或在結算日實質上已執行的稅率計算的預期應付稅項，加上以往年度應付稅項的任何調整。

3　遞延稅項資產和負債分別由可抵扣和應課稅暫時差異產生。暫時差異是指資產和負債在賬項上的賬面金額與這些資產和負債的計稅基礎的差異。遞延稅項資產也可以由未利用可抵扣稅項虧損和未利用稅款抵減產生。

除了某些有限的例外情況外，所有遞延稅項負債和遞延稅項資產(只限於很可能獲得能利用該遞延稅項資產來抵扣的未來應課稅溢利)都會確認。支持確認由可抵扣暫時差異所產生遞延稅項資產的未來應課稅溢利包括因轉回目前存在的應課稅暫時差異而產生的數額；但這些轉回的差異必須與同一稅務機關及同一應課稅實體有關，並預期在可抵扣暫時差異預計轉回的同一期間或遞延稅項資產所產生可抵扣虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時差異是否足以支持確認由未利用可抵扣稅項虧損和稅款抵減所產生的遞延稅項資產時，亦會採用同一準則，即差異是否與同一稅務機關及同一應課稅實體有關，並是否預期在能夠使用未利用可抵扣稅項虧損和稅款抵減撥回的同一期間內轉回。

不確認為遞延稅項資產和負債的暫時差異是產生自以下有限的例外情況：不可在稅務方面獲得扣減的商譽；作為遞延收入處理的負商譽；不影響會計或應課稅溢利的資產或負債的初始確認(如屬業務合併的一部分則除外)；以及投資附屬公司(如屬應課稅差異，只限於恒基地產集團可控制轉回的時間，而且在可預見的將來不大可能轉回的暫時差異；或如屬可抵扣差異，則只限於很可能在將來轉回的差異)。

遞延稅項是按照資產和負債賬面金額的預期實現或清償方式，根據已執行或在結算日實質上已執行的稅率計量。遞延稅項資產和負債均不貼現計算。

恒基地產集團會在每個結算日評估遞延稅項資產的賬面金額。如果恒基地產集團預期不再可能獲得足夠的應課稅溢利以抵扣相關的稅務利益，該遞延稅項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課稅溢利，有關減額便會轉回。

1 計算可收回數額

資產的可收回數額以其銷售淨額和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除税前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別來釐定可收回數額。

2 減值虧損轉回

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回，但商譽除外。至於商譽的減值虧損，倘若虧損是由性質獨特及預計不會再出現的特殊外界因素所造成，而且可收回數額的增加明顯是與該特殊因素轉回有關，才會將減值虧損轉回。

所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益計算表。

(丑) 建築合約

建築合約之收益確認準則已載於附註一(未)(4)。若建築合約結果能可靠地預測，合約成本則按於結算日時工程完成百分比計算及確認為費用。當總合約成本超逾總合約收入時，超出部份即時確認為當期費用。當建築合約結果不能可靠地預測時，已發生費用亦會確認為當期費用。

於結算日之在建工程合約以成本淨額加已確認溢利減已確認虧損及按進度開發的賬單數額列在資產負債表上，並適當地計入「應收客戶合約工程款」作為資產或「應付客戶合約工程款」作為負債。

(寅) 現金等價物

現金及現金等價物包含銀行存款及現金、存放於銀行和其他財務機構的活期存款，以及短期和流動性極高的投資項目。這些項目可以容易地換算為已知的現金數額、所須承受的價值變動風險甚小，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括須於接獲通知時償還，並構成恒基地產集團現金管理一部分的銀行透支。

(卯) 有擔保可換股票據

有擔保可換股票據以發行本金額記入資產負債表內。

(辰) 僱員福利

1 薪金、年度獎金、有薪年假、假期旅遊津貼及各項非貨幣福利令恒基地產集團產生的成本，均在恒基地產集團僱員提供相關服務的年度內確認。如延遲付款或結算會構成重大的貨幣時間價值，則上述數額須按現值列賬。

2　**酒店物業**

酒店物業之地契年期超過二十年者並無作出折舊準備。恒基地產董事局認為由於對該等建築物經常作出適當之維修及改良，酒店物業之價值得以相應保持，使其並無任何之折舊因素。

3　**其他土地及樓宇**

其他土地及樓宇之租賃土地乃按其未屆滿之地契年期以直線法攤銷。

而樓宇是根據相關之地契剩餘時間攤銷或按四十年分攤，兩者中較短者為準。

4　**其他固定資產**

其他固定資產均按照成本值減除折舊及減值虧損後(參閱附註一(子))列報。以其估計可用年數以直線折舊法攤銷如下：

物業裝修、傢俱及裝置	百分之二十
高速公路經營權及橋樑	以經營期攤銷
其他	百分之十至百分之五十

(癸) **遞延費用**

遞延費用包括於發行有擔保可換股票據時所支付的安排費用，該等費用將按票據有效期間以直線法攤銷。倘若票據於到期前被贖回，未攤銷部份將計入當年損益計算表內。

(子) **資產減值**

在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：

- 固定資產(按重估數額列賬的物業除外)；
- 於附屬公司、聯營公司及共同控制公司的投資(根據附註一(丙)及(丁)所述，按公平價值列賬者除外)；
- 正商譽；
- 發展中投資物業；
- 待出售之待發展及發展中物業；及
- 租賃土地。

如果發現有減值跡象，便會估計該資產的可收回數額。當資產的賬面金額高於可收回數額時，便會在損益計算表確認減值虧損。

9　其他租賃土地乃按照成本值列於賬項內，在適當情形下減去減值虧損(參閱附註一(子))。

10　若那些被確認為固定資產後所發生費用有可能地將該資產經濟效益提高超逾現有水平，此等費用將列為該資產賬面值一部份；否則該等費用將於發生期間列為支出。

11　固定資產出售或報廢盈虧將按該資產賬面值及估計出售所得淨額計算，而該等盈虧將於發生期間於損益計算表內確認。出售固定資產時，已計入重估儲備的有關重估盈餘則轉入保留溢利。

(辛) **租賃資產**

由承租人承擔所有權的絕大部份相關風險及報酬的資產租賃，均歸類為融資租賃。出租人並未轉讓所有權的全部相關風險及報酬的資產租賃，則歸類為經營租賃。

1　*以融資租賃購入的資產*

恒基地產集團以融資租賃獲得的資產使用權，則將相當於租賃資產公允價值或最低租賃付款額的現值(如為較低的數額)列為固定資產，而相應負債(不計融資費用)則列為融資租賃承擔。折舊是在相關的租賃期或資產的可用年限(如恒基地產集團很可能取得資產的所有權)內，以每年等額沖銷其成本計提；有關的可用年限載列於下文附註一(壬)。減值虧損按照附註一(子)所述的會計決策入賬。租賃付款內含的融資費用會計入租賃期內的損益計算表，使每個會計期間的融資費用與負債餘額的比率大致相同。

2　*用作經營租賃的資產*

恒基地產集團以經營租賃出租資產，則有關的資產會按性質列入資產負債表，並在適當的情況下，按下文附註一(壬)所載恒基地產集團的折舊決策計算折舊。減值虧損按照附註一(子)所述的會計決策入賬。經營租賃所產生的收入則根據下文附註一(未)(2)所載恒基地產集團確認收入的決策確認。

3　*經營租賃費用*

恒基地產集團透過經營租賃使用資產，則根據租賃作出的付款會在租賃期所涵蓋的會計期間內，以等額在損益計算表扣除；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為租賃淨付款總額的組成部分。或然租金在其產生的會計期間內確認為支出。

(壬) **固定資產攤銷及折舊**

1　*投資物業、發展中投資物業及作投資用途之待發展物業*

投資物業、發展中投資物業及作投資用途之待發展物業不予攤銷或折舊。

(庚) **物業評估**

1 投資物業為持有以賺取租金收入或資本增值或同時作該兩項用途的物業。投資物業按公允價值入賬。恒基地產集團之合資格估值師或外部合資格估值師在每個結算日為物業估值，而有關估值師必須具備適當的認可專業資歷，並具有近期曾為地點和種類與估值的物業相似的物業估值的經驗。公允價值按市值計算，為物業於估值日在具備相關知識和願意交易的雙方可按正常交易條款交易的估計金額。公允價值的變動所產生的任何損益在損益計算表內確認。

計算估值時會參照市場類似交易個案；及在適當情況下考慮到物業的應收淨年租金總額及有關成本(如相關)，淨年租金已把反映現金流量淨額內在的特定風險的收益計算在內，據此為物業估值。

估值在適用情況下反映實際租用物業或負責兌現租賃承擔或租出空置住所後很可能租用物業的租客種類，以及市場一般對他們信譽的看法；出租人和承租人之間的維修及保險責任分配；以及物業剩餘的經濟壽命。假設每當租金檢討或續租時預期租金調整增加而待定，所有通知和代替通知(如適用)均為有效和已在適當時間內送達。

恒基地產集團為賺取租金或資本增值或同時作該兩項用途而以經營租賃租入的物業權益個別歸類為投資物業，並按此入賬。任何此種以經營租賃租入的物業權益歸類為投資物業，按公允價值入賬。

2 酒店物業乃根據每年之專業估值以公開市值列賬。

3 其他土地及樓宇乃按照成本值減累積折舊(參閱附註一(壬))及減值虧損(參閱附註一(子))後列賬。

4 在結算日之待出售之建成物業均以成本值或可變現淨值之較低者入賬。成本值之計算按照此等物業所佔之土地成本及發展費用計算。可變現淨值乃管理層根據市場環境而估計。

5 日後用作投資物業的在建或發展中物業歸類為發展中投資物業，並按可以區分之成本(包括資本化之借貸成本、累計發展成本、物料及供應品、工資及其他直接開支)減去任何減值虧損後列賬(參閱附註一(子))。

6 持作投資用途的待發展之物業按公允價值入賬，公允價值的任何變動在損益計算表內確認。

7 待出售之待發展物業及發展中物業，則按可以區分之成本(包括資本化之借貸成本、累計發展成本、物料及供應品、工資及其他直接開支)減去任何減值虧損後列賬(參閱附註一(子))。

8 以換地權益書換地方式獲批准之租賃土地乃按照成本值減去減值虧損(參閱附註一(子))後列報，成本值乃代表所交回政府之換地權益書成本值另加所需付予香港特別行政區政府之土地補價。

收購受控制附屬公司、聯營公司及共同控制公司所產生的負商譽是指恒基地產集團佔所收購可分資產與負債公允價值超過投資成本的數額。負商譽的入賬方法如下：

- 對於在二零零一年七月一日之前作出的收購，負商譽計入資本儲備；及
- 對於在二零零一年七月一日或之後作出的收購，倘若負商譽關乎已在收購計劃中確定及可以可靠地計算，但尚未確認的預計未來虧損和支出，便會在未來虧損和支出確認時，在綜合損益計算表內確認。任何尚餘的負商譽(但以所收購非貨幣資產公允價值為限)則按其有關非貨幣性應計折舊或攤銷之資產的加權平均可用年限攤分或於出售有關非貨幣資產時，在綜合損益計算表內確認。然而，如尚餘的負商譽數額高於所收購非貨幣資產公允價值，這部分負商譽便會立即在綜合損益計算表內確認。

至於尚未在綜合損益計算表內確認的任何負商譽：

- 如為受控制附屬公司，有關的負商譽會在綜合資產負債表內列示為資產的減項，與正商譽屬於同一個資產負債表類別或從有關資產值中扣除；及
- 如為聯營公司及共同控制公司，有關的負商譽會計入聯營公司或共同控制公司權益中。

如於年內出售受控制附屬公司、聯營公司或共同控制公司，以往未在綜合損益計算表攤銷或以往作為集團儲備變動處理的應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(己) **證券投資**

恒基地產集團就證券投資(於附屬公司、聯營公司及共同控制公司的投資除外)的決策如下：

1. 恒基地產集團有能力並計劃持有至到期的有期債務證券，歸類為「持有至到期證券」。這些證券是以攤銷成本減去任何減值準備後記入資產負債表。倘若預期不會全數收回賬面金額，則會提撥減值準備，並在損益計算表內確認為支出。有關準備是就各項投資個別釐定。

2. 為既定的長遠目標持續持有的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公允價值下跌至低於賬面金額時，便會提撥減值準備，並在損益計算表內確認為支出。有關準備是就各項投資個別釐定。

3. 在引致減值或撇銷的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見將來持續下去，對持有到期證券及投資證券賬面值所作的準備便會予以撥回。

4. 所有其他證券均以公允價值記入資產負債表。公允平價值的變動於產生時在損益計算表內確認。

5. 出售證券投資的溢利或虧損是按估計出售所得淨額與投資賬面金額之間的差額釐定，並在產生時記入損益計算表。

(丁) **聯營公司及共同控制公司**

聯營公司是指恒基地產集團或恒基地產可以對其管理層發揮重大的影響的公司，包括參與其財務及經營決策，但不是控制或聯合控制管理層。

共同控制公司是指恒基地產集團或恒基地產與其他方根據合約安排經營的公司。有關合約安排規定恒基地產集團或恒基地產與一名或以上的其他方共同控制該公司的經濟活動。

於聯營公司或共同控制公司的投資是按權益法記入綜合賬項，並且先以成本入賬，然後就恒基地產集團佔該聯營公司或共同控制公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或共同控制公司是長期在嚴格限制條件下經營，以致其向恒基地產集團轉移資金的能力嚴重受損，則這些投資會以公平價值記入綜合資產負債表而有關公平價值的變動於產生時在綜合損益計算表內確認。綜合損益計算表反映出年內恒基地產集團所佔聯營公司及共同控制公司於收購後的業績，包括按照附註一(戊)在本年度列支或計入的正商譽或負商譽的任何攤銷。當恒基地產集團所佔聯營公司之虧損超逾其賬面值時，該賬面值減至零及停止確認其虧損，除非恒基地產集團有義務承擔此等虧損。

恒基地產集團與各聯營公司及共同控制公司之間交易所產生的未變現損益，均按集團於聯營公司或共同控制公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損會即時在綜合損益計算表內確認。

本年度出售聯營公司或共同控制公司時，出售盈虧的計算已包括應佔之資本儲備。

恒基地產資產負債表內於聯營公司及共同控制公司的投資，是按成本減去減值虧損(參閱附註一(子))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或共同控制公司是長期在嚴格限制條件下經營，以致其向恒基地產轉移資金的能力嚴重受損，則這些投資會以公平價值記入資產負債表而有關公平價值的變動於產生時在損益計算表內確認。

(戊) **商譽**

編製綜合賬項時產生的正商譽是指投資成本超過恒基地產集團佔所收購可分資產與負債公平價值的數額。就受控制附屬公司而言：

- 對於在二零零一年七月一日之前作出的收購，正商譽於收購年度內即時予以撇除；及

- 對於在二零零一年七月一日或之後作出的收購，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(子))後，記入綜合資產負債表。

至於收購聯營公司及共同控制公司方面，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(子))後，計入聯營公司或共同控制公司權益中。

賬項附註

一 主要會計決策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒佈所有適用的香港財務報告準則(包括所有適用的會計實務準則及詮釋)、香港公認會計原則及香港《公司條例》的規定編製。本賬項同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。恒基地產集團採用的主要會計決策概述如下。

(乙) 賬項編製基準

除投資物業及酒店物業按重估值,及部分證券投資按市值入賬(見下文會計決策)外,本賬項是以歷史成本作為編製基準。

(丙) 附屬公司

附屬公司是指恒基地產集團直接或間接持有其過半數已發行股本,或控制其過半數投票權,或控制其董事會組成的公司。當恒基地產有權直接或間接支配附屬公司的財務及經營政策,並藉此從其活動中取得利益,均視為受恒基地產控制。

集團於受控制附屬公司的投資均在綜合賬項中綜合計算。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或受控制附屬公司是長期在嚴格限制條件下經營,以致其向恒基地產集團轉移資金的能力嚴重受損,則這些投資會以公平價值記入綜合資產負債表而有關公平價值的變動於產生時在綜合損益計算表內確認。

集團內部往來的餘額和交易及其產生的未變現溢利,均在編製綜合賬項時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同,但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

於結算日的少數股東權益是指並非由恒基地產直接或透過附屬公司間接擁有的股權所佔附屬公司資產淨值的部分;這些權益在綜合資產負債表內是與負債及股東權益分開列示。少數股東所佔恒基地產集團本年度的業績在綜合損益計算表內亦會分開列示。

如果少數股東應佔的虧損超過其所佔附屬公司資產淨值的權益,超額部分和任何歸屬於少數股東的進一步虧損便會沖減恒基地產集團所佔權益;但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予恒基地產集團,直至恒基地產集團收回以往承擔的少數股東應佔虧損為止。

恒基地產資產負債表所示於附屬公司的投資,是按成本減去任何減值虧損(參閱附註一(子))後入賬。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或附屬公司是長期在嚴格限制條件下經營,以致其向恒基地產轉移資金的能力嚴重受損,則這些投資會以公平價值記入資產負債表而有關公平價值的變動於產生時在損益計算表內確認。

綜合現金流量表附註

	2005 港幣千元	2004 港幣千元
(甲) 出售附屬公司		
出售資產淨值：		
固定資產	–	4,704
應收賬項、預付費用及按金	–	2,232
現金及現金等價物	–	58
應付賬項及應付費用	–	(6,974)
少數股東權益	–	(1)
代價	–	19
支付方式：		
其他應收款	–	19
出售後淨現金流出：		
出售所付出之現金及現金等價物	–	(58)
(乙) 購入附屬公司		
購入資產淨值：		
固定資產	10,446	–
租賃土地	59,460	–
待出售之待發展／發展中物業	4,418	23,056
應收賬項、預付費用及按金	43	–
租約及其他按金	(83)	–
本期稅項準備	(85)	–
應付賬項及應付費用	(21)	–
代價	74,178	23,056
支付方式：		
現金支付	74,078	23,056
應付賬項及應付費用	100	–
	74,178	23,056
購入附屬公司之現金及現金等價物淨支出：		
現金支付	(74,078)	(23,056)

	附註	2005 港幣千元	2004 重列 港幣千元
增加現金及現金等價物		677,458	1,343,239
七月一日之現金及現金等價物		3,553,715	2,210,476
六月三十日之現金及現金等價物	廿八	4,231,173	3,553,715

第78頁至第131頁之附註屬本賬項之一部份。

	附註	2005 港幣千元	2004 重列 港幣千元
投資活動			
出售附屬公司淨現金支出	(甲)	—	(58)
出售固定資產		76,277	27,867
添置固定資產		(1,152,777)	(130,448)
增加投資聯營公司		(23,668)	—
聯營公司還款		307,981	529,082
共同控制公司還款／(借款)		882,867	(5,209,751)
購入證券投資		(77,161)	—
贖回持有至到期證券		40,794	164,522
出售證券投資		—	639,266
出售附屬公司		19	—
購入附屬公司	(乙)	(74,078)	(23,056)
增加投資附屬公司之股份		(50,904)	(55,791)
已收利息		71,609	47,730
收應收貸款		47,053	489,921
收聯營公司股息		946,967	898,046
收共同控制公司股息		15,618	19,526
收證券投資股息		35,402	50,880
投資活動所得／(用)的現金淨值		1,045,999	(2,552,264)
融資活動			
發行股份予少數股東		—	6,340
少數股東科款／(還款予少數股東)		160,035	(180,727)
付股息		(1,723,851)	(1,451,664)
付少數股東股息		(275,554)	(252,486)
已付利息		(281,345)	(283,061)
已付融資租賃承擔之財務費用		(14)	(4)
銀行新來借款		13,963,653	4,416,213
償還融資租賃之資本		(71)	(47)
償還其他借款		(38,647)	—
償還銀行借款		(3,037,571)	(10,675,817)
發行新股收入		—	2,954,475
發行新股之支出		—	(64)
發行有擔保可換股票據之收入		—	5,750,000
贖回有擔保可換股票據		(5,116,396)	—
付有關有擔保可換股票據所產生之支出		—	(100,625)
融資活動所得的現金淨值		3,650,239	182,533

	附註	2005 港幣千元	2004 重列 港幣千元
(增加)／減少租賃土地		(1,378,263)	52,820
(增加)／減少待出售之待發展／發展中物業		(30,622)	717,028
減少待出售之建成物業		119,841	620,892
減少存貨		767	999
(增加)／減少應收客戶合約工程款		(37,317)	140,856
增加購買物業訂金		(603,653)	(564,405)
增加應收賬項、預付費用及按金		(258,686)	(51,883)
減少應收分期款		89,637	389,134
增加長期應收款		(1,433)	–
(增加)／減少保管賬存款		(55,896)	69,102
減少已收預售樓宇定金		–	(519,474)
增加／(減少)租約及其他按金		26,865	(706)
增加應付賬項及應付費用		73,765	8,561
(減少)／增加應付客戶合約工程款		(26,088)	34,333
(減少)／增加同母系附屬公司借款		(3,704,311)	1,317,602
減少土地補價		(17)	–
營運活動所(用)／得的現金		(3,864,802)	3,790,979
已收利息		89,703	101,528
付香港利得稅		(195,919)	(132,991)
付香港以外利得稅		(48,108)	(54,593)
收退回香港利得稅款項		346	8,047
營運活動所(用)／得的現金淨值		(4,018,780)	3,712,970

綜合現金流量表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 重列 港幣千元
營運活動			
除税前經常性溢利		14,732,414	8,168,096
調整項目：			
利息收入		(160,686)	(141,776)
出售固定資產溢利		(7,720)	(73,398)
出售證券投資溢利		–	(61,911)
物業項目撥備		227,903	27,633
物業項目撥備回撥		–	(788,490)
壞賬撇數		24,737	109,861
有擔保可換股票據贖回溢價		(444,904)	–
重估證券投資升值		(25,072)	(48,901)
投資証券減值虧損／(減值虧損轉回)		10,865	(119)
商譽攤銷		63,933	31,075
出售附屬公司權益虧損		–	6,396
正商譽減值虧損		–	4,000
其他固定資產減值虧損		–	435
投資物業之公允價值增加		(6,753,871)	(3,064,202)
遞延費用攤銷		78,955	19,845
利息支出		112,869	86,503
融資租賃承擔之財務費用		14	4
攤銷及折舊		125,575	112,789
證券投資股息收入		(35,402)	(50,880)
聯營公司清盤(溢利)／虧損		(349)	57
應佔聯營公司溢利減虧損		(3,315,331)	(1,786,762)
應佔共同控制公司溢利減虧損		(2,713,341)	(974,119)
滙兑差額		20	(16)
營運資金變動前之營運溢利		1,920,609	1,576,120

	附註	2005 港幣千元	2004 重列 港幣千元
本年度出售物業時將投資物業重估虧損撥轉至損益計算表			
－上年度報告			825
－修訂會計準則所產生之前期調整			(825)
－已重列			－
正商譽減值虧損	卅五	－	2,613
與恒基地產股東之資本交易所產生之股東權益變動			
－發行恒基地產新股	卅四	－	184,880
－已收股份溢價淨額	卅五	－	2,769,531
		－	2,954,411
於六月三十日之股東權益		66,698,980	58,483,926

第78頁至第131頁之附註屬本賬項之一部份。

綜合權益變動表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 重列 港幣千元
於七月一日之股東權益			
－上年度報告		61,236,456	52,929,019
－修訂會計準則所產生之前期調整	二及卅五	(2,752,530)	(2,222,861)
－期初調整前重列		58,483,926	50,706,158
－期初調整	二及卅五	(972,173)	－
－期初調整後重列		57,511,753	50,706,158
投資物業重估盈餘(扣除遞延稅項後淨額)			
－上年度報告			3,643,131
－修訂會計準則所產生之前期調整			(3,643,131)
－已重列			－
其他物業重估盈餘	卅五	57,550	99,175
折算香港以外公司賬項之滙兑差額	卅五	7	(110)
未確認在損益計算表之淨溢利		57,557	99,065
本年度溢利			
－上年度報告			3,059,056
－修訂會計準則所產生之前期調整	二		3,114,287
－本年度溢利(2004年－已重列)	卅五	10,853,521	6,173,343
本年度內核准、宣派及已付之股息	十一	(1,723,851)	(1,451,664)

	附註	恒基地產集團 2005 港幣千元	恒基地產集團 2004 重列 港幣千元	恒基地產 2005 港幣千元	恒基地產 2004 港幣千元
		81,163,895	71,606,857	39,807,737	40,666,535
少數股東權益		14,464,915	13,122,931	–	–
		66,698,980	58,483,926	39,807,737	40,666,535
資本及儲備					
股本	卅四	3,629,160	3,629,160	3,629,160	3,629,160
儲備	卅五	63,069,820	54,854,766	36,178,577	37,037,375
		66,698,980	58,483,926	39,807,737	40,666,535

由董事局於二零零五年九月二十八日核准並許可發出。

李兆基)
董事
李達民)

第78頁至第131頁之附註屬本賬項之一部份。

	附註	恒基地產集團 2005 港幣千元	恒基地產集團 2004 重列 港幣千元	恒基地產 2005 港幣千元	恒基地產 2004 港幣千元
流動負債					
銀行借款及透支					
一有抵押	廿九(甲)	93,127	54,242	–	–
一無抵押	廿九(甲)	3,004,237	1,168,491	–	–
其他無抵押借款	廿九(乙)	–	26,320	–	–
融資租賃承擔	卅三	114	–	–	–
有擔保可換股票據	卅二	188,700	–	–	–
已收預售樓宇定金		356	356	–	–
租約及其他按金	三十	403,274	376,326	–	–
應付賬項及應付費用	卅一	1,727,434	1,646,771	89,721	90,169
應付客戶合約工程款	廿五	8,245	34,333	–	–
本期税項準備		590,247	546,106	–	–
		6,015,734	3,852,945	89,721	90,169
流動資產／(負債)淨值		21,353,760	20,453,732	(54,045)	(64,950)
總資產減流動負債		100,079,218	89,922,658	39,807,737	40,666,535
非流動負債					
銀行借款					
一有抵押	廿九(甲)	135,679	183,422	–	–
一無抵押	廿九(甲)	12,778,720	3,804,376	–	–
其他無抵押借款	廿九(乙)	–	12,327	–	–
融資租賃承擔	卅三	416	–	–	–
有擔保可換股票據	卅二	–	5,750,000	–	–
土地補價		–	17	–	–
同母系附屬公司借款		1,321,124	5,025,435	–	–
遞延税項負債	九(丙)	4,679,384	3,540,224	–	–
		18,915,323	18,315,801	–	–

資產負債表

二零零五年六月三十日

	附註	恒基地產集團 2005 港幣千元	恒基地產集團 2004 重列 港幣千元	恒基地產 2005 港幣千元	恒基地產 2004 港幣千元
非流動資產					
固定資產	十四	47,829,906	41,106,192	–	–
附屬公司權益	十五	–	–	39,136,934	39,815,950
聯營公司權益	十六	15,700,924	14,248,887	610,517	807,393
共同控制公司權益	十七	13,399,798	12,019,230	114,331	108,142
證券投資	十八	417,266	326,153	–	–
應收分期款	十九(甲)	1,009,083	1,347,579	–	–
遞延費用	二十	–	80,780	–	–
長期應收款	廿一	132,863	131,430	–	–
遞延稅項資產	九(丙)	235,618	208,675	–	–
		78,725,458	69,468,926	39,861,782	40,731,485
流動資產					
租賃土地		4,809,790	3,372,067	–	–
待出售之待發展／發展中物業	廿二	8,845,927	8,732,924	–	–
待出售之建成物業	廿三	5,455,546	5,584,609	–	–
存貨	廿四	46,783	47,550	–	–
證券投資	十八	–	41,096	–	–
應收客戶合約工程款	廿五	63,001	25,684	–	–
購買物業訂金	廿六	1,869,728	1,266,075	–	–
應收貸款		31,636	78,689	–	–
應收賬項、預付費用及按金	廿七	1,336,437	1,097,048	35,340	24,928
應收分期款	十九(乙)	497,262	257,880	–	–
遞延費用	二十	1,825	–	–	–
保管賬存款		55,896	–	–	–
已抵押銀行存款		20,205	20,205	–	–
現金及現金等價物	廿八	4,335,458	3,782,850	336	291
		27,369,494	24,306,677	35,676	25,219

綜合損益計算表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 重列 港幣千元
營業額	三	5,833,261	6,727,118
直接成本		(2,914,646)	(4,123,740)
		2,918,615	2,603,378
其他收入	四	135,518	79,518
其他收益淨額	四	6,450	158,494
分銷及推廣費用		(340,051)	(411,370)
行政費用		(626,499)	(525,295)
其他營運(費用)／收入	五	(330,199)	540,094
經營溢利		1,763,834	2,444,819
投資物業之公允價值增加		6,753,871	3,064,202
融資成本	七(甲)	(209,458)	(110,846)
非營運收入	六	395,495	9,040
		8,703,742	5,407,215
應佔聯營公司溢利減虧損	八	3,315,331	1,786,762
應佔共同控制公司溢利減虧損		2,713,341	974,119
除税前經常性溢利	七	14,732,414	8,168,096
所得税	九(甲)	(2,401,342)	(1,118,884)
除税後經常性溢利		12,331,072	7,049,212
少數股東權益		(1,477,551)	(875,869)
恒基地產股東應佔溢利	十及卅五	10,853,521	6,173,343
本年度股息：	十一		
本年度已宣派中期股息		725,832	635,103
於結算日後擬派末期股息		1,088,748	998,019
		1,814,580	1,633,122
每股恒基地產股份盈利	十二	港幣5.98元	港幣3.46元

第78頁至第131頁之附註屬本賬項之一部份。

2. 恒基地產集團截至二零零五年六月三十日止年度之經審核綜合財務報表

根據本文件所採用之詞彙定義，以下資料節錄自恒基地產集團截至二零零五年六月三十日止年度經審核綜合財務報表。以下有關經審核綜合財務報表之頁碼，乃指恒基地產二零零五年年報之頁碼。

1. 三年財務概要

截於下列為恒基地產集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年之經審核綜合財務業績概要：

	截至六月三十日止年度		
	二零零五年 港幣千元	二零零四年 港幣千元 (重列)	二零零三年 港幣千元
營業額	5,833,261	6,727,118	7,667,464
經營溢利	1,763,834	2,444,819	1,254,774
應佔聯營公司及共同控制公司業績	6,028,672	2,760,881	2,094,547
除税前經常性溢利	14,732,414	8,168,096	3,325,716
所得税	(2,401,342)	(1,118,884)	(656,186)
除税後經常性溢利	12,331,072	7,049,212	2,669,530
小數股東權益	(1,477,551)	(875,869)	(636,957)
恒基地產股東應佔溢利	10,853,521	6,173,343	2,032,573
股息	1,814,580	1,633,122	1,419,310
每股恒基地產股份盈利(港幣)	5.98	3.46	1.18
每股恒基地產股份股息(港幣)	1.00	0.90	0.80

附註：

(1) 二零零四年之數字乃經過調整，藉以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計決策。

(2) 二零零三年之數字並未經過調整，以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計決策。倘若於截至二零零三年六月三十日止年度採納該等新會計準則及詮釋，則恒基地產股東應佔恒基地產集團該年度之溢利將減少約港幣3,100,000,000元。

(3) 就截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年而言，核數師報告中並無作出任何保留意見。

(4) 於過去三個財政年度，並無任何非經常性或特殊項目。

(5) 分佔上市聯營公司於二零零五年十月三十一日之權益包括上文附註(2)、(3)及(4)所述就重估盈餘及稅務各自之調整。

(6) 恒基發展經調整有形資產淨值報表並不計及因採納於二零零五年一月一日開始或之後之會計期間生效之新及經修訂香港財務報告準則及香港會計準則(惟不包括香港財務報告準則第3號「業務合併」(適用於協議日期為二零零五年一月一日或之後之業務合併)、香港會計準則第40號「投資物業」、香港會計準則詮釋第21號及香港詮釋第1號(彼等於編製恒基發展集團截至二零零五年六月三十日止年度之綜合財務報表時已被採納))而更改會計政策所導致之調整。在該等新香港財務報告準則及香港會計準則中,只有香港會計準則第16號「物業、廠房及設備」、香港會計準則第17號「租賃」及香港詮釋第2號「適合酒店物業之會計政策」(如採納)會對恒基發展集團之資產淨值構成重大影響。然而,因採納該等新香港財務報告準則及香港會計準則而造成之影響,會因重估彼等受影響之物業權益至二零零五年十月三十一日之市值而被抵銷。就任何其他新香港財務報告準則及香港會計準則而言,彼等之影響力(如有)將少於恒基發展經調整有形資產淨值之0.5%。因此,恒基發展董事認為,即使採納該等新香港財務報告準則及香港會計準則,所需作出之調整均不會對恒基發展經調整有形資產淨值構成任何重大影響。

(3) 香港中華煤氣集團持有之以下所有物業權益，並未納入戴德梁行所編製之物業估值報告內：

		於二零零五年十月三十一日在香港中華煤氣集團賬冊內所載之賬面值
		港幣百萬元
(a) 香港物業權益之詳情		
租約		
調壓站／檢管站		無
客戶中心		無
其他(包括工程、貨倉庫及煤氣管道鋪設，閥室等等)		無
私人協商批地		
調壓站／檢管站		115.6
煤氣鼓		14.0
隧道入口		18.7
	小計：	148.3
(b) 中國物業權益之詳情		
水務廠房及氣體生產廠房		282.8
泵房、調壓站、檢管站、瓶組站及貨倉庫		12.4
辦公室		38.6
客戶中心及其他		20.2
	小計：	354.0
	合共：	502.3

恒基發展董事認為，重估上述為數港幣502,300,000元之物業權益，將不會導致恒基發展經調整有形資產淨值約港幣46,267,600,000元出現重大變動。於上述「香港物業權益之詳情」之「租約」項下之物業權益並無商業價值。於上文(a)段「香港物業權益之詳情」之「私人協商批地」項下之物業權益，以及(b)段「中國物業權益之詳情」項下之物業權益，在用途及轉讓方面均受到限制，故均不可於市場上自由轉讓。

(4) 此乃回撥恒基發展集團於二零零五年六月三十日應佔之遞延稅務負擔港幣997,083,000元(根據香港會計準則詮釋第21號重估物業而提取撥備)，以及倘若恒基發展集團之物業權益以重估金額出售，於二零零五年十月三十一日，恒基發展集團應佔潛在稅務負擔之撥備港幣584,852,000元。

6. 恒基發展經調整有形資產淨值報表

以下為恒基發展經調整有形資產淨值報表，此乃按恒基發展有形資產淨值編製，並作以下調整：

	港幣千元
於二零零五年六月三十日之恒基發展有形資產淨值(附註1)	21,699,298
調整：	
重估恒基發展集團於二零零五年十月三十一日應佔之物業權益而產生之淨盈餘(附註2及3)，扣除税務調整(附註4)	5,595,159
於二零零五年十二月六日支付末期股息每股恒基發展股份港幣0.15元	(422,599)
於二零零五年十月三十一日應佔未變現證券投資額之淨虧損	(15,271)
應佔恒基數碼私有化之撥備	(161,596)
恒基發展集團應佔上市聯營公司之市值，較分佔該等上市聯營公司於二零零五年十月三十一日之權益多出之數額(附註5)	19,572,624
恒基發展經調整有形資產淨值	46,267,615
每股恒基發展股份之恒基發展經調整有形資產淨值	港幣
(按於最後實際可行日期之2,817,327,395股已發行恒基發展股份計算)	16.42

附註：

(1) 恒基發展有形資產淨值乃從恒基發展集團於截至二零零五年六月三十日止年度之年報所述之經審核綜合資產淨值港幣22,852,508,000元中，扣除商譽港幣1,153,210,000元後得出。

(2) 除附註(3)所述者外，戴德梁行已就恒基發展集團及聯營公司(恒基發展集團直接或間接擁有該等聯營公司各自之30%或以上投票權)於二零零五年十月三十一日持有之所有物業權益根據收購守則第11.1(f)條之規定進行估值。為數約港幣5,182,928,000元之淨盈餘乃於扣除(i)恒基發展集團於二零零五年六月三十日之賬冊所記錄有關投資物業之賬面值；以及(ii)恒基發展集團於二零零五年十月三十一日之賬冊所記錄有關待發展物業、發展中物業及待售之已建成物業之賬面值後得出。

閣下務須留意本文件附錄三所載有關戴德梁行之物業估值報告。

每股恒基發展股份於各方面，包括股息、投票及資本均享有同等權益。

除該等恒基發展股份外，恒基發展並無任何認股權證、股份認購權、可換股證券或其他已發行證券。恒基發展並無受任何認股權證、股份認購權或換股權所規限之未發行恒基發展股份或恒基發展借貸資本，而恒基發展並無已有條件或無條件同意使未發行恒基發展股份或恒基發展借貸資本受任何認股權證、股份認購權或換股權所規限。

4. 債務

於二零零五年十月三十一日(就本債務聲明而言，即本文件付印前之最後實際可行日期)辦公時間結束時，恒基發展集團之未償還借款約為港幣269,000,000元，包括銀行借款約港幣234,000,000元、銀行透支約港幣34,000,000元，以及融資租約下的義務約港幣1,000,000元。恒基發展集團之銀行借款約為港幣234,000,000元，乃以恒基發展集團之收費高速公路經營權(賬面淨值為港幣550,000,000元)作抵押，而銀行存款約港幣20,000,000元已予抵押。

於二零零五年十月三十一日辦公時間結束時，除本「債務」一節所披露者外及除恒基發展集團之日常業務範圍內之集團內公司間之負債及應付之正常貿易賬款外，恒基發展集團並無任何未償還按揭、抵押、債券、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

就上述債務聲明而言，以外幣為單位之款額，已按二零零五年十月三十一日辦公時間結束時之概約滙率換算為港幣。恒基發展董事已確認，自二零零五年十月三十一日以來，恒基發展之債務及或然負債狀況並無重大轉變。

5. 重大變動

自二零零五年六月三十日(恒基發展集團編製最近經審核綜合財務報表之結算日)以來，恒基發展集團之財務狀況或營業狀況或前景概無任何重大變動。

其他分部資料

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本年度產生的資本開支	6,611	19,279	84,832	145,086	11,494	8,309	29,157	1,597	1,728	423
本年度折舊	16,632	16,833	1,972	2,663	10,271	9,779	3,474	3,591	524	751

地區分部
於三月三十一日止

	香港		中國		美國	
	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
對外客戶之收入	1,052,254	918,011	66,026	61,807	243,866	422,982
分部資產	8,363,316	7,624,032	536,279	563,866	380,754	351,004
本年內產生的資本開支	47,986	29,251	1,004	357	84,832	145,086

3. 股本

恒基發展於最後實際可行日期之法定及已發行股本如下：

	恒基發展股份數目	面值
	千股	港幣千元
法定股本	3,600,000	720,000
已發行及繳足股本	2,817,327	563,466

由二零零五年六月三十日至最後實際可行日期止期間，恒基發展股本並無任何變動。

分部資料

截止三月三十一日止年度

分部收入及業績

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務		分部間抵銷		綜合數額	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
對外收入	332,707	332,512	259,087	437,314	331,748	263,638	132,670	112,431	305,934	256,905	–	–	1,362,146	1,402,800
分部間收入	13,883	13,599	–	–	4,881	4,431	–	–	565	580	(19,329)	(18,610)	–	–
其他對外收入	2,426	5,712	26	28	4,236	4,363	1,141	935	1,883	3,702	–	–	9,712	14,740
總額	349,016	351,823	259,113	437,342	340,865	272,432	133,811	113,366	308,382	261,187	(19,329)	(18,610)	1,371,858	1,417,540
對經營溢利之貢獻	256,203	264,407	106,540	97,697	137,530	90,697	(8,361)	(3,702)	(9,069)	(10,763)	–	–	482,843	438,336
聯營公司權益減值回撥(準備)													540	(12,750)
待出售物業減值準備													(6,511)	(24,382)
出售固定資產虧損													(32)	(1,393)
未分配之營運收入及費用													(29,432)	(55,555)
經營溢利													447,408	344,256
融資費用													(16,029)	(24,788)
應佔聯營公司溢利減虧損	330	350	542	1,004	2,583	(859)	(171)	(699)	–	–	–	–	3,284	(204)
稅項													(102,016)	(82,282)
少數股東權益													(11,912)	13,346
股東應佔溢利													320,735	250,328

分部資產負債表

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務		分部間抵銷		綜合數額	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	6,327,703	5,781,063	479,641	470,770	2,389,374	2,229,723	44,661	13,749	38,970	43,597	(8,955)	(7,895)	9,271,394	8,531,007
於聯營公司的投資	204	331	(11,989)	(10,101)	8,990	9,596	4,822	5,518	–	–	–	–	2,027	5,344
未分配資產													89,714	64,156
資產總額													9,363,135	8,600,507
分部負債	109,332	118,462	12,349	16,555	38,633	37,838	16,117	6,782	39,752	48,664	(8,955)	(7,895)	207,228	220,406
未分配負債													1,163,099	1,208,988
負債總額													1,370,327	1,429,394

綜合資產負債表

	結算日 31/3/2005 港幣百萬元 (已核數)	結算日 31/3/2004 港幣百萬元 (已核數)
投資物業	6,329.9	5,730.8
物業、廠房及設備	2,301.6	2,186.9
發展中物業	—	104.8
聯營公司權益	2.0	5.3
非買賣證券	33.0	31.2
已抵押存款	38.7	38.7
流動資產淨值	273.1	228.5
其他遞延項目	(985.5)	(1,155.1)
	7,992.8	7,171.1
股本	404.1	404.1
股本溢價	287.6	287.6
儲備	7,122.6	6,285.7
股東權益	7,814.3	6,977.4
少數股東權益	178.5	193.7
	7,992.8	7,171.1

香港小輪由於來自香港以外業務之收益及經營溢利少於百分之十，故並未提供地理分部之資料。

美麗華

綜合收益表

	年度 31/3/2005 港幣百萬元 (已核數)	年度 31/3/2004 港幣百萬元 (已核數)
營業額	1,362.1	1,402.8
營業溢利	447.4	344.3
融資費用	(16.0)	(24.8)
應佔聯營公司溢利	3.2	(0.2)
除稅前溢利	434.6	319.3
稅項	(102.0)	(82.3)
除稅後溢利	332.6	237.0
少數股東權益	(11.9)	13.3
股東應佔溢利	320.7	250.3
股息	213.6	190.5

截至二零零五年三月三十一日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣35.1百萬元(2004年—港幣35.8百萬元)。

分部資產負債表
於十二月三十一日

	分部資產		分部間之對銷		總資產	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	2,276,265	2,212,396	–	–	2,276,265	2,212,396
渡輪、船廠及相關業務	210,686	221,049	–	–	210,686	221,049
旅遊及酒店業務	80,532	81,644	–	–	80,532	81,644
其他	996,338	908,392	–	–	996,338	908,392
總資產	3,563,821	3,423,481	–	–	3,563,821	3,423,481

	分部負債		分部間之對銷		總負債	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	256,206	359,619	–	–	256,206	359,619
渡輪、船廠及相關業務	19,796	21,216	–	–	19,796	21,216
旅遊及酒店業務	25,016	23,697	–	–	25,016	23,697
其他	18,623	13,163	–	–	18,623	13,163
總負債	319,641	417,695	–	–	319,641	417,695

其他分部資料

	折舊		減值虧損		資本支出	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	101	64	–	–	557,015	87,548
渡輪、船廠及相關業務	9,164	9,159	1,342	19,032	6,016	1,320
旅遊及酒店業務	548	375	–	–	516	1,249
其他	379	449	–	–	387	82
	10,192	10,047	1,342	19,032	563,934	90,199

分部資料

截至二零零五年六月三十日止十二個月

	總收入 港幣千元 (未核數)	分部交易間 港幣千元 (未核數)	來自對外客戶之收入 港幣千元 (未核數)
分部收入			
地產發展及投資	502,133	(62)	502,071
渡輪、船廠及相關業務	147,094	(1,943)	145,151
旅遊及酒店業務	165,912	(93)	165,819
其他	56,148	(43,395)	12,753
	871,287	(45,493)	825,794
分析：			
營業額			802,460
其他收入			23,334
			825,794

	分部業績 港幣千元 (未核數)	分部交易間 港幣千元 (未核數)	綜合業績 港幣千元 (未核數)
分部業績			
地產發展及投資	364,888	–	364,888
渡輪、船廠及相關業務	(8,110)	–	(8,110)
旅遊及酒店業務	1,434	–	1,434
其他	27,886	–	27,886
	386,098	–	386,098
應佔聯營公司業績			1,894
除税前溢利			387,992
税項			17,338
股東應佔溢利			405,330

香港小輪

綜合收益表

	六個月止 30/6/2005 港幣百萬元 (未核數)	六個月止 30/6/2004 港幣百萬元 (未核數) (重列)	年度 31/12/2004 港幣百萬元 (已核數)
營業額	496.6	688.1	993.9
除税前溢利	168.6	184.3	403.7
税項	21.3	(6.7)	(10.6)
除税後溢利	189.9	177.6	393.1
股息	32.1	32.1	117.6

截至二零零五年六月三十日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣9.4百萬元(2004 年－港幣9.8 百萬元)。

綜合資產負債表

	結算日 31/12/2004 港幣百萬元 (已核數)	結算日 31/12/2003 港幣百萬元 (已核數)
物業、廠房及設備	249.6	254.5
投資物業	830.5	740.8
待發展物業	550.5	–
發展中物業	85.3	76.5
其他非流動財務資產	290.1	329.6
流動資產淨值	1,231.9	1,592.9
遞延税項	6.3	11.5
	3,244.2	3,005.8
股本	356.3	356.3
儲備	2,887.9	2,649.5
	3,244.2	3,005.8

綜合資產負債表

	結算日 31/12/2004 港幣百萬元 (已核數) (重列)	結算日 31/12/2003 港幣百萬元 (已核數)
物業、廠房及設備	8,969.9	9,644.3
聯營公司	3,333.4	2,703.8
共同控制公司	2,597.6	2,558.9
投資證券	624.3	861.3
流動資產淨值	1,386.6	2,787.7
	16,911.8	18,556.0
股本	1,403.7	1,410.9
股本溢價	3,907.8	3,907.8
儲備金	8,001.0	9,864.8
擬派股息	1,291.4	1,298.0
股東權益	14,603.9	16,481.5
少數股東權益	285.0	222.5
遠期負債及遞延項目	2,022.9	1,852.0
	16,911.8	18,556.0

香港中華煤氣主要從事燃氣生產、輸送與銷售，及經營與燃氣有關之業務。由於集團超過90%之綜合營業額及綜合溢利均在香港產生，故無呈列地區分析。

主要聯營公司賬目摘要
截至二零零五年六月三十日止年度

香港中華煤氣

綜合收益表

	六個月止 30/6/2005 港幣百萬元 (未核數)	六個月止 30/6/2004 港幣百萬元 (未核數) (重列)	年度 31/12/2004 港幣百萬元 (已核數)
營業額	4,837.2	4,266.9	8,154.0
除税前溢利	3,512.6	2,357.3	3,717.9
税項	(379.9)	(360.2)	(653.3)
除税後溢利	3,132.7	1,997.1	3,064.6
少數股東權益	(7.5)	(11.2)	(12.9)
股東應佔溢利	3,125.2	1,985.9	3,051.7
股息	669.5	677.2	1,966.7

截至二零零五年六月三十日止，在十二個月內之除税前溢利內已扣除折舊及攤銷費用共港幣485.0百萬元(2004年－港幣445.4百萬元)。

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 恒基發展 直接	間接
(K) 資訊科技				
智慧居有限公司	2	1	–	66.67
恒基數據庫有限公司	2	1	–	66.67
名氣佳網上業務有限公司	2	1	–	66.67
(L) 製造				
城市食品有限公司	6,136,842	1	–	32.68

* 無表決權遞延股份

\+ 優先股

以上為董事局認為對恒基發展集團損益賬或資產有重要影響之主要附屬公司。全部附屬公司之名單將附於恒基發展呈公司註冊處之年報內。

主要聯營公司

二零零五年六月三十日

所有主要聯營公司均在香港註冊及經營，其有關資料如下：－

	恒基發展集團擁有已發行普通股股權之百分比	主要業務
上市公司		
香港中華煤氣有限公司	37.15	煤氣服務
香港小輪(集團)有限公司	31.33	物業發展及投資
美麗華酒店企業有限公司	44.21	酒店經營
非上市公司		
忠港發展有限公司	50.00	物業投資
名達置業有限公司	50.00	物業發展
星際發展有限公司	33.33	物業投資

以上為恒基發展董事局認為對恒基發展集團損益賬及資產淨值有重要影響恒基發展集團之主要聯營公司。

主要業務	已發行股本資料 普通股股數	 票面值 港元	股權擁有百分比 恒基發展 直接	 間接
(H) 酒店業務				
香港麗東酒店有限公司	2	1	100	—
九龍麗東酒店有限公司	2	1	100	—
(I) 清潔及保安服務				
麗雅清潔服務有限公司	2	1	—	100
宏力保安服務有限公司	10,000	1	—	100
	400+	1	—	25
(J) 基建項目				
(i) 香港註冊及經營業務				
百城貿業有限公司	2	1	—	100

(ii) 中國成立及經營業務

	已發行／ 實繳註冊股本	權益擁有百分比 恒基發展 直接	 間接
中外合資經營企業			
杭州恒基錢江三橋有限公司	人民幣200,000,000	—	55.69
中外合作經營企業			
馬鞍山環通公路發展有限公司	人民幣99,450,000	—	31.39
寧波盈輝公路發展有限公司	人民幣88,000,000	—	24.98
寧波唯達公路發展有限公司	人民幣96,000,000	—	24.98
寧波智領公路發展有限公司	人民幣56,000,000	—	24.98
天津萬橋工程發展有限公司	人民幣20,000,000	—	44.84
天津津寧路橋建設發展有限公司	人民幣23,680,000	—	44.84

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 恒基發展 直接	間接
Mount Sherpa Limited	2	1	–	100
	*2	10	–	100
Multiglade Holdings Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
隆添發展有限公司	2	1	–	92.81
Newspeed Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
Paillard Investment Limited	2	1	–	100
	*2	100	–	100
Podar Limited (英屬處女群島註冊及經營業務)	1	美元1	100	–
Rejoice Investments Limited (英屬處女群島註冊及經營業務)	1	美元1	100	–
兆堅建業有限公司	1,500	1	100	–
	*150,000	100	100	–
St.Helena Holdings Co.Limited (英屬處女群島註冊及經營業務)	3	美元1	100	–
Superweb Limited (英屬處女群島註冊及經營業務)	1	美元1	–	66.67
Threadwell Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
Topgoal Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
利耀發展有限公司	2	1	100	–
Wiselin Investment Limited	2	1	–	100
(E) 物業管理				
冠威發展物業管理有限公司 (前稱Henderson Investment Credit (2001)Limited)	2	1	100	–
(F) 百貨業務				
千色店有限公司	2	1	–	100
(G) 酒店管理				
金膺管理有限公司	2	1	100	–
恒基兆業發展酒店管理有限公司	2	1	100	–

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 恒基發展 直接	間接
捷高置業有限公司	2	1	100	—
名士威有限公司	2	1	—	66.67
貫天置業有限公司	10,000	1	100	—
希祿發展有限公司	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
偉城企業有限公司	2	1	—	66.67
(C) 財務				
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	100	—
Henderson Investment Finance (2000) Limited	2	1	100	—
Henderson Investment Credit (2000) Limited	2	1	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
數碼財務有限公司	2	1	—	66.67
恒基數碼財務有限公司	2	1	—	66.67
(D) 控股投資				
仁嘉發展有限公司	2	1	100	—
兆展發展有限公司	2	1	—	100
輝煌企業有限公司	2	1	—	100
祥貴發展有限公司	2	1	100	—
中國投資集團有限公司	300,000	1,000	—	64.06
迪斯利置業有限公司	2	1	—	100
	*1,000	1	—	100
Felix Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
Graf Investment Limited	2	1	—	100
	*2	100	—	100
恒基數碼科技有限公司 (開曼群島註冊及香港經營業務)	5,000,000,000	0.1	—	66.67
Higgins Holdings Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
Kingsview International Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Konet Investment Limited (英屬處女群島註冊及經營業務)	2	美元1	—	66.67
Laidstone Investments Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

主要附屬公司
二零零五年六月三十日

除特別註明外，所有主要附屬公司皆在香港註冊及經營業務。主要附屬公司並沒有發行任何借貸資本。

其有關資料如下：

主要業務	已發行股本資料 普通股股數	票面值 港元	股權擁有百分比 恒基發展 直接	間接
(A) 物業發展				
凱康有限公司	2	1	100	—
波加置業有限公司	20,000	100	100	—
高來置業有限公司	200	100	100	—
好達置業有限公司	2	1	100	—
德美置業有限公司	20,000	100	100	—
富納置業有限公司	10,000	100	100	—
溢至投資有限公司	2	1	100	—
加隆置業有限公司	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
殷利置業有限公司	10,000	100	100	—
祖利任有限公司	2	1	100	—
利先置業有限公司	4	100	50	25
Saxophon Limited	3,000,000	1	100	—
星飛有限公司	2	1	100	—
Vignette Investment Limited	2	1	100	—
(B) 物業投資				
波雅置業有限公司	2	100	100	—
	*1,000	100	100	—
世欣發展有限公司	2	1	100	—
廸加置業有限公司	2	1	100	—
	*2	1	100	—
迪靈傑置業有限公司	2	1	100	—
	*2	1	100	—
怡福發展有限公司	2	1	100	—
怡運發展有限公司	2	1	100	—
新福有限公司	2	1	—	100
旺偉發展有限公司	1,000	1	100	—
景協發展有限公司	2	1	—	100
金龍建業有限公司	12,200	100	100	—
鴻順置業有限公司	20,000	100	100	—
依時威置業有限公司	2	1	100	—

附註：

(1) 除上述按香港銀行同業拆息或市場利率而計算利息之借款及大廈管理費以代付成本加若干百份比為服務費外，其他交易為代付成本。

(2) 恒基發展之控股公司為若干系內公司提供行政服務，如公司秘書、會計及人事等，董事考慮因涉及之數額不大，所以該等服務乃免費提供。

於結算日，將來不可取消之營運租賃最低租賃款期限如下：

	恒基發展集團	
	2005 港幣千元	2004 港幣千元
一年內到期	313,457	331,859
一年後至五年內到期	117,871	140,465
五年後到期	–	1,634
	431,328	473,958

於結算日，恒基發展並無營運租賃承擔。

四十三有關連人士的交易

恒基發展集團於本年度內曾與有關連人士達成以下之重大交易：

	同母系附屬公司		聯營公司		投資公司	
	2005 港幣千元	2004 港幣千元	2005 港幣千元	2004 港幣千元	2005 港幣千元	2004 港幣千元
會計費用	2,880	5,875	–	–	–	–
代理人佣金	10,534	19,722	–	–	–	–
大廈管理費	34,191	53,361	–	–	–	–
清潔服務費收入	6,997	10,148	–	–	–	–
顧問服務收入	664	3,552	723	1,736	–	–
酒店管理費收入	715	730	–	–	–	–
酒店管理費支出	–	–	–	2,521	–	–
利息支出	504	150	–	–	–	–
利息收入	–	–	2,810	2,580	–	–
牌照費	–	275	–	–	–	–
管理費收入	600	1,000	–	–	–	–
專業費用	–	2,556	364	491	–	–
租金支出	85,106	79,727	2,247	2,658	–	–
租金收入	11,283	9,384	–	–	–	–
警衛服務收入	29,945	45,103	–	–	–	–
員工補償費用	–	–	1,226	1,130	–	–
於結算日						
貸款						
一免息	–	–	42,009	67,488	202	76
一計息	–	–	–	60,000	6,300	6,300
	–	–	42,009	127,488	6,502	6,376
存出租按	2,515	2,515	–	–	–	–
借款						
一免息	–	–	2,485	–	–	–
一計息	301,234	72,165	–	–	–	–
	301,234	72,165	2,485	–	–	–

四十二營運租賃承擔

恒基發展集團為承租人

於結算日，恒基發展集團需付將來所有之最低租賃為不可取消之營運租賃其約滿期如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
一年內到期	22,273	56,466
一年後至五年內到期	15,281	33,367
	37,554	89,833

營運租賃承擔乃代表恒基發展集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

恒基發展集團為出租人

於結算日，營運租賃物業如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
投資物業	5,000,682	4,110,284
其他土地及樓宇	24,624	25,249
待出售已建成物業	206,830	207,257
待發展物業	6,616	6,889

這些物業租期為一年至六年，並且有權選擇在到期日後續期，屆時所有條款均可重新商議。

或然租金收入之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

卅九 員工退休計劃

恒基發展集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃—基兆業公積金(「公積金」)或下述的另一界定供款計劃(「另項界定供款計劃」)或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款，僱主可運用已沒收之供款減低應付供款額。本年度內動用之沒收供款為港幣248,000元(2004年：港幣154,000元)。於二零零五年六月三十日並無結餘可動用(2004年：港幣25,000元)。

於二零零零年十二月一日或之後恒基發展集團僱員不可加入公積金或另項界定供款計劃。

恒基發展集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，恒基發展集團為參與強積計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收的恒基發展集團僱主供款可用以扣減僱主的日後供款。本年度內並無動用之沒收供款(2004年：港幣76,000元)。

恒基發展集團截至二零零五年六月三十日共有退休福利成本港幣9,272,000元(2004年：港幣9,062,000元)計入收益表。

四十 資本承擔

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
已簽約之物業、廠房及設備收購、物業發展及裝修費用承擔	21,070	14,579
已簽約之系統開發費用承擔	269	850

於結算日，恒基發展沒有資本承擔。

四十一 或然負債

	恒基發展	
	2005	2004
	港幣千元	港幣千元
恒基發展為附屬公司向銀行發出之擔保	33,580	46,561

卅七已抵押銀行存款／銀行結存及現金

於中國其他地區受外條例管制之已抵押銀行存款、銀行結存及現金項目總數為港幣110,788,000元（2004年：港幣71,182,000元）。

卅八股份期權計劃

於二零零零年六月二十八日，恒基發展之附屬公司恒基數碼根據首次公開招股前認購股份期權計劃（「首次認購股份期權計劃」），授予基數碼、其控股公司、附屬公司、同母系附屬公司及聯號公司的若干董事及僱員認購合共32,000,000股之基數碼股份之股份期權，代價為港幣1元。

根據首次認購股份期權計劃之規定及條款，每位承授人將可以每股港幣1.25元之認購價，(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

所有首次認購股份期權計劃所授出之股份期權已於二零零四年七月十四日逾期作廢。

恒基數碼亦於二零零零年十月四日根據認購股份期權計劃，授出認購合共150,000股之基數碼股份之股份期權予恒基發展集團若干僱員，代價為港幣1元。

根據認購股份期權計劃之規定及條款，每位承授人將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日（接納股份期權之日）起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使授予的股權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

所有認購股份期權計劃所授出之股份期權已於二零零四年九月三十日作廢。

	可認購股份期權數目				
	於二零零三年七月一日	於年內已作廢	於二零零四年六月三十日	於年內已作廢	於二零零五年六月三十日
首次認購股份期權計劃					
董事	9,200,000	–	9,200,000	(9,200,000)	–
僱員	1,850,000	–	1,850,000	(1,850,000)	–
其他參與人	16,600,000	(150,000)	16,450,000	(16,450,000)	–
	27,650,000	(150,000)	27,500,000	(27,500,000)	–
認購股份期權計劃					
僱員	100,000	–	100,000	(100,000)	–

於資產負債表日，恒基發展集團之未確認可扣減暫時差異為港幣52,425,000元(2004年：港幣96,703,000元)。恒基發展集團預計在未來並沒有足夠之應課稅利潤以用作抵銷有關之可扣減暫時差異，故並未確認相關之款項為遞延稅項資產。

卅三 欠少數股東款

恒基發展集團

無擔保及免息之欠款，已得少數股東同意，由結算日起十二個月內無需償還款項則歸納為非流動性質。

卅四 出售附屬公司

	2005 港幣千元	2004 港幣千元
出售資產淨值：		
物業、廠房及設備	–	4,704
應收賬項、按金及預付費用	–	2,232
銀行結存及現金	–	58
應付賬項及應付費用	–	(6,974)
少數股東權益	–	(1)
代價	–	19
支付方式：		
應收代價	–	19
出售後淨現金流出：		
出售所付出之銀行結存及現金	–	(58)

於上年度出售之附屬公司對恒基發展集團之營業額及經營溢利未有重大之貢獻。

卅五 主要非現金交易

本年度，恒基發展集團以融資租約形式購買物業、廠房及設備，其總資本租賃值為港幣601,000元(2004年：無)。

上年度，恒基發展集團採用分期付款方式，收取其出售相關物業、廠房及設備之收入。

卅六 共同控制資產

已建成之物業包括恒基發展集團所佔共同控制資產之權益，其賬面總值為港幣21,267,000元(2004年：港幣21,267,000元)。應付賬款及應付費用當中包含恒基發展集團應佔共同控制資產所引起之負債為港幣440,000元(2004年：港幣414,000元)。

附註：

(a) 如上述的附註二，因採納經修訂之香港會計準則第四十號之變更，溢利保留及恒基發展集團所佔之聯營公司收購後儲備已重新列賬。

(b) 恒基發展於結算日可供派發給恒基發展股東之儲備已包括股息儲備及溢利保留結存分別為港幣422,599,000元和港幣5,400,597,000元（2004年：港幣338,079,000元和港幣4,895,914,000元）。

(c) 於二零零三年七月一日經調整後之物業重估儲備已包括原先歸納為投資物業重估儲備中之聯營公司租約土地重估盈餘，金額為港幣909,463,000元。採納香港會計準則第四十號後，恒基發展集團及其應佔聯營公司之投資物業重估儲備已在溢利保留中調整。相關於聯營公司租約土地之儲備已被重新分類為物業重估儲備。

卅二 遞延稅項負債

下列為恒基發展集團遞延稅項負債及資產的主要組成部份和前期及本年度之變動情況：

	超過折舊的折舊免稅額	出售物業、廠房及設備溢利	改變投資物業公平價值溢利	稅項虧損	其他	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零三年七月一日結存						
前期報告	57,166	–	–	(10,391)	1,064	47,839
前期調整	(19,686)	–	376,296	–	–	356,610
重新列報	37,480	–	376,296	(10,391)	1,064	404,449
在本年度綜合收益表列支(計入)(重新列報)	(979)	15,212	22,706	3,771	901	41,611
二零零四年七月一日結存	36,501	15,212	399,002	(6,620)	1,965	446,060
在本年度綜合收益表列支(計入)	(125)	(624)	126,631	(6,116)	2	119,768
二零零五年六月三十日結存	36,376	14,588	525,633	(12,736)	1,967	565,828

於資產負債表日，恒基發展集團未徵用之稅項虧損為港幣1,309,216,000元(2004年：港幣1,433,576,000元)。其中包括港幣917,804,000元(2004年：港幣1,024,397,000元)未徵用之稅項虧損還未被有關稅務機構確認。根據有關稅務機構之協議，稅項虧損是可用作抵銷將來之利潤。另外，港幣72,776,000元(2004年：港幣37,830,000元)之稅項虧損已確認為遞延稅項資產。餘下之稅項虧損港幣1,236,440,000元(2004年：港幣1,395,746,000元)因未來利潤之不可預見性，而尚未被確認為遞延稅項資產。其中未確認之稅項虧損港幣47,768,000元(2004年：港幣22,166,000元)，可與隨後年度之應課稅溢利相抵銷，於該等虧損產生年度起計五年內抵銷。其他虧損將可無限期使用。

卅一 儲備

	物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
恒基發展集團						
二零零三年七月一日結存						
前期報告	1,815,358	12,909	6,158,568	309,906	10,389,213	18,685,954
前期調整(附註a)	(535,371)	–	–	–	(206,226)	(741,597)
重新列報	1,279,987	12,909	6,158,568	309,906	10,182,987	17,944,357
已派末期股息	–	–	–	(309,906)	–	(309,906)
重估盈餘已扣除遞延税項						
–恒基發展及其附屬公司	14,000	–	–	–	–	14,000
本年度溢利	–	–	–	–	2,129,869	2,129,869
已派中期股息	–	–	–	–	(309,906)	(309,906)
擬派末期股息	–	–	–	338,079	(338,079)	–
二零零四年七月一日結存	1,293,987	12,909	6,158,568	338,079	11,664,871	19,468,414
已派末期股息	–	–	–	(338,079)	–	(338,079)
重估盈餘已扣除遞延税項						
–恒基發展及其附屬公司	19,800	–	–	–	–	19,800
本年度溢利	–	–	–	–	3,505,160	3,505,160
已派中期股息	–	–	–	–	(366,253)	(366,253)
擬派末期股息	–	–	–	422,599	(422,599)	–
二零零五年六月三十日結存	1,313,787	12,909	6,158,568	422,599	14,381,179	22,289,042
恒基發展						
二零零三年七月一日結存	–	3,461	6,158,568	309,906	4,692,431	11,164,366
已派末期股息	–	–	–	(309,906)	–	(309,906)
本年度溢利	–	–	–	–	851,468	851,468
已派中期股息	–	–	–	–	(309,906)	(309,906)
擬派末期股息	–	–	–	338,079	(338,079)	–
二零零四年七月一日結存	–	3,461	6,158,568	338,079	4,895,914	11,396,022
已派末期股息	–	–	–	(338,079)	–	(338,079)
本年度溢利	–	–	–	–	1,293,535	1,293,535
已派中期股息	–	–	–	–	(366,253)	(366,253)
擬派末期股息	–	–	–	422,599	(422,599)	–
二零零五年六月三十日結存	–	3,461	6,158,568	422,599	5,400,597	11,985,225

上文之儲備包括下列由恒基發展集團所佔之聯營公司收購後儲備：

	物業重估儲備	資本儲備	股份溢價	股息儲備	溢利保留	合計
二零零五年六月三十日結存	909,463	–	–	–	5,269,692	6,179,155
二零零四年六月三十日結存(重列)	909,463	–	–	–	3,815,739	4,725,202

廿九 融資租約之承擔

於結算日，融資租約之承擔最低租賃款總額與現值在以下期間：

	恒基發展集團			
	未付之最低租賃款總額		現值	
	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	132	–	114	–
一年後至五年內到期	443	–	416	–
	575	–	530	–
減：未來財務費用	(45)	–	–	–
租期承擔之現值	530	–	530	–
列入流動負債之一年內到期款項			(114)	–
非流動負債之款項			416	–

而未付之最低租賃款總額及現值之差額代表租賃折扣。

恒基發展集團以融資租約購買之設備，平均年期為五年。

三十 股本

	2005	2004
	港幣千元	港幣千元
法定股本：		
3,600,000,000（2004年：3,000,000,000）恒基發展股份	720,000	600,000
發行及繳足股本：		
2,817,327,395（2004年：2,817,327,395）恒基發展股份	563,466	563,466

於二零零四年十二月六日舉行之股東週年大會上，通過普通決議案批准恒基發展透過增加600,000,000股額外恒基發展股份，以使恒基發展之法定股本由港幣600,000,000元增加至港幣720,000,000元。

廿八 借款

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
銀行借款	228,806	255,664
其他借款	–	26,320
銀行透支	33,783	29,170
	262,589	311,154
已抵押	228,806	237,664
無抵押	33,783	73,490
	262,589	311,154

借款乃按現行市場利率計息，還款期如下：

	2005	2004
	港幣千元	港幣千元
一年內	126,910	127,731
一年至二年內	49,889	47,744
二年至五年內	85,790	135,679
	262,589	311,154
減：列入流動負債之一年內到期款項	(126,910)	(127,731)
一年後到期款項	135,679	183,423

廿五 待出售已建成物業

恒基發展集團

待出售已建成物業賬面值港幣28,446,000元（2004年：港幣28,734,000元）乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總成本值以恒基發展集團業權擁有比率所攤分之數。

待出售已建成物業賬面值港幣199,527,000元（2004年：港幣199,527,000元）按可化現淨值列賬。

廿六 投資公司欠款

無擔保及沒有固定償還期之金額包括其一金額港幣6,300,000元（2004年：港幣6,300,000元）按每年5%（2004年：5%）由二零零四年七月至二零零五年三月計算利息。餘下欠款是免息。

廿七 應付賬項及應付費用

恒基發展集團之貿易及其他應付賬項內之應付貿易賬款之賬齡分析，以到期日分析如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
欠款一個月內或按要求還款	123,507	96,788
欠款一個月後但三個月內	42,982	30,998
欠款三個月後但六個月內	3,318	844
超過六個月	7,930	6,256
	177,737	134,886
租按及其他應付賬款	103,080	89,141
總應付賬項及應付費用	280,817	224,027

廿二 恒基發展少數股東欠款

無擔保及免息之欠款，已得恒基發展董事同意，由結算日起十二個月內無需償還款項則歸納為非流動性質。

廿三 應收賬項、按金及預付費用

恒基發展集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

恒基發展集團之貿易應收賬款（扣除壞賬準備）之賬齡分析如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
一個月內到期	114,938	47,278
一至三個月內	16,419	19,695
三至六個月內	4,413	4,267
超過六個月	32,391	7,167
	168,161	78,407
預付費用、按金及其他應收賬款－流動部份	180,627	182,437
	348,788	260,844
預付費用、按金及其他應收賬款－非流動部份	132,863	131,430
	481,651	392,274

於二零零五年六月三十日，應收賬項、按金及預付費用及其他應收賬款已包括於二零零四年度出售橋樑於將來出現之應收分期折扣款為港幣155,393,000元（2004年：港幣169,540,000元）詳載於附註八。除此之外港幣22,530,000元（2004年：港幣38,110,000元）分類為流動資產。

廿四 存貨

恒基發展集團

其中港幣790,000元（2004年：港幣976,000元）存貨之賬面值按可化現淨值列賬。

在綜合收益表內，商譽(負商譽)按二十年以直線法攤銷(釋放)。

聯營公司之資料詳列第九十頁。

廿一 證券投資

	持有至到期證券		投資證券		其他投資		合計	
	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
恒基發展集團								
股份								
有牌價－香港	–	–	–	–	200,735	165,980	200,735	165,980
無牌價	–	–	7,558	7,558	21,882	30,181	29,440	37,739
	–	–	7,558	7,558	222,617	196,161	230,175	203,719
債務證券								
有牌價－香港以外	11,465	11,699	–	–	–	–	11,465	11,699
無牌價	–	41,096	–	–	–	–	–	41,096
	11,465	52,795	–	–	–	–	11,465	52,795
有牌價股份市值	11,088	11,936	–	–	200,735	165,980	211,823	177,916
報告之目的為分析賬面值：								
流動	–	41,096	–	–	–	–	–	41,096
非流動	11,465	11,699	7,558	7,558	222,617	196,161	241,640	215,418
	11,465	52,795	7,558	7,558	222,617	196,161	241,640	256,514

	其他投資	
	2005	2004
	港幣千元	港幣千元
恒基發展		
股份		
無牌價	30	30
報告之目的為分析賬面值：		
非流動	30	30

十八 待發展物業

恒基發展集團

待發展物業已包括之利息資本化為港幣618,000元(2004年：港幣618,000元)。

十九 附屬公司權益

	恒基發展	
	2005	2004
	港幣千元	港幣千元
無牌價股份，成本值	2,157,974	2,107,070

附屬公司之資料詳列八十四頁至八十九頁。

二十 聯營公司權益

	恒基發展集團		恒基發展	
	2005	2004	2005	2004
	港幣千元	港幣千元 (重列)	港幣千元	港幣千元
無牌價股份				
股價，成本值	–	–	164,226	164,226
所佔資產淨值	482,801	380,719	–	–
	482,801	380,719	164,226	164,226
香港有牌價股份				
所佔資產淨值	12,920,814	11,822,170	–	–
購置聯營公司所產生之商譽	1,502,793	1,216,796	–	–
攤銷	(230,635)	(164,110)	–	–
	1,272,158	1,052,686	–	–
購置聯營公司所產生之負商譽	(150,212)	(141,109)	–	–
釋放至收益表	31,264	25,000	–	–
	(118,948)	(116,109)	–	–
	14,074,024	12,758,747	–	–
	14,556,825	13,139,466	164,226	164,226
有牌價股份市值	36,845,509	29,372,248	–	–

	酒店物業		其他土地及樓宇		高速公路經營權		橋樑	
	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
長期租約並位於								
—香港	226,800	220,000	5	5	–	–	–	–
—中國	–	–	393	436	–	–	–	–
中期租約並位於								
—香港	543,000	530,000	40,021	41,038	–	–	–	–
—中國	–	–	2,491	2,679	561,595	596,286	406,777	427,801
	769,800	750,000	42,910	44,158	561,595	596,286	406,777	427,801

附註：

(1) 所有酒店物業均於二零零五年六月三十日由獨立專業估價師戴德梁行按公開市場價值作出重估。恒基發展集團應佔酒店物業之重估盈餘為港幣19,800,000元(2004年：港幣14,000,000元)已記賬入物業重估儲備內。

(2) 其中根據融資租賃持有之設備賬面淨值金額為港幣524,000元(2004年：無)。

(3) 恒基發展集團之高速公路經營權已抵押以獲取銀行借貸。

	傢具設備
	港幣千元
恒基發展	
成本值	
二零零四年七月一日及二零零五年六月三十日	21
折舊	
二零零四年七月一日及二零零五年六月三十日	21
賬面淨值	
二零零五年六月三十日及二零零四年六月三十日	–

十七 物業、廠房及設備

	酒店物業 港幣千元	其他土地及樓宇 港幣千元	高速公路經營權 港幣千元	橋樑 港幣千元	施工中之物業 港幣千元	物業裝修、傢具設備及車輛 港幣千元	合計 港幣千元
恒基發展集團							
成本值或估值							
二零零四年七月一日	750,000	54,807	789,529	560,929	466	280,989	2,436,720
添置	–	–	–	48	–	22,756	22,804
重估盈餘	19,800	–	–	–	–	–	19,800
出售	–	–	–	(11,665)	–	(18,303)	(29,968)
重新分類	–	–	–	–	(466)	466	–
二零零五年六月三十日	769,800	54,807	789,529	549,312	–	285,908	2,449,356
包括：							
成本值	–	54,807	789,529	549,312	–	285,908	1,679,556
估值於二零零五年六月三十日	769,800	–	–	–	–	–	769,800
	769,800	54,807	789,529	549,312	–	285,908	2,449,356
折舊、攤銷及減值							
二零零四年七月一日							
前期報告	–	10,649	163,176	62,349	–	218,863	455,037
前期調整(附註三)	–	–	30,067	70,779	–	–	100,846
重新列報	–	10,649	193,243	133,128	–	218,863	555,883
本年內折舊準備	–	1,248	34,691	19,097	–	30,591	85,627
於出售時撇除	–	–	–	(9,690)	–	(17,994)	(27,684)
二零零五年六月三十日	–	11,897	227,934	142,535	–	231,460	613,826
賬面淨值							
二零零五年六月三十日	769,800	42,910	561,595	406,777	–	54,448	1,835,530
二零零四年六月三十日(重列)	750,000	44,158	596,286	427,801	466	62,126	1,880,837

因採納以上的附註二及三所提及之改變會計政策，所作出比較恒基發展股份基本每股盈利之調整如下：

	基本 港幣元
2004年恒基發展股份每股盈利之調整：	
調整前已列報之數字	0.65
更改會計政策所引致之調整	0.11
重新列報	0.76

十六 投資物業

	恒基發展集團	
	2005 港幣千元	2004 港幣千元
於年初	4,110,284	3,948,186
添置	53	549
本年度增加之公平價值	890,345	161,549
於年終	5,000,682	4,110,284

代表：

	2005 港幣千元	2004 港幣千元
長期租約並位於香港	1,369,359	1,076,215
中期租約並位於香港	3,631,323	3,034,069
	5,000,682	4,110,284

恒基發展集團所有投資物業均於二零零五年六月三十日由獨立專業估價師戴德梁行按公開市場價值作出公平價值重估。其結果增加投資物業之公平價值為港幣890,345,000元(二零零四年：港幣160,933,000元)已直接在綜合收益表內確認。

恒基發展集團之所有投資物業以營運租約租出。

香港投資物業賬面值港幣455,882,000元(2004年：港幣404,584,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總估值以恒基發展集團業權擁有比率所攤分之數。

本年度税項費用調節至綜合收益表除税前溢利如下：

	2005 港幣千元	2004 港幣千元 (重列)
除税前溢利	4,261,565	2,654,099
按香港利得税率17.5%計算的税項	745,774	464,467
應佔聯營公司業績之税項影響	(13,597)	(1,157)
不可抵扣的費用的税項影響	41,056	22,730
毋須應課税收益的税項影響	(28,735)	(9,176)
前期會計年度準備多計	(3,090)	(463)
未予確認遞延税項資產的税項影響	(7,749)	(3,412)
未予確認的税務虧損的税項影響	8,049	7,092
使用以前未予確認的可抵銷的税務虧損	(36,568)	(6,448)
在其它司法管轄區經營的附屬公司因使用不同税率的影響	(7,496)	(9,979)
税項減免	(7,036)	(30,579)
其他	126	(3,003)
本年度税項費用	690,734	430,072

十四 股息

	2005 港幣千元	2004 港幣千元
已派中期股息－每股港幣13仙(2004年：每股港幣11仙)	366,253	309,906
擬派末期股息－每股港幣15仙(2004年：每股港幣12仙)	422,599	338,079
	788,852	647,985

十五 恒基發展股份之每股盈利

恒基發展股份之每股盈利乃根據本年度溢利淨值港幣3,505,160,000元(2004年重列：港幣2,129,869,000元)，並按年內已發行之2,817,327,395股(2004年：2,817,327,395股)恒基發展股份計算。截至二零零五年六月三十日止之兩年內並無攤薄恒基發展股份之每股盈利，因無潛在攤薄恒基發展股份存在。

十三稅項

	2005 港幣千元	2004 港幣千元 (重列)
稅項包括：		
應佔恒基發展及附屬公司之稅項		
現時稅項		
香港	57,232	48,753
中國其他地區	28,019	20,793
	85,251	69,546
前年度準備(多計)少計		
香港	(3,467)	(463)
中國其他地區	377	–
	(3,090)	(463)
遞延稅項(附註卅二)		
本年度	119,768	41,611
	201,929	110,694
應佔聯營公司之稅項	488,805	319,378
	690,734	430,072

香港利得稅乃按年內估計應課稅溢利17.5%計算。

香港以外稅項準備乃按適用稅率就有關境外司法管轄區計算。

十二 僱員酬金

恒基發展集團五位最高薪酬之員工(非董事)，其薪酬如下：

	2005 港幣千元	2004 港幣千元
基本薪金、津貼及實物利益	5,180	5,441
退休福利計劃供款	159	186
花紅	604	430
	5,943	6,057

彼等之薪酬介乎下列組別：

	員工數目	
	2005	2004
組別		
無－港幣1,000,000元	3	2
港幣1,000,001元－港幣1,500,000元	1	2
港幣1,500,001元－港幣2,000,000元	–	1
港幣2,000,001元－港幣2,500,000元	1	–
	5	5

十一 董事酬金

	袍金 港幣千元	薪金及其他福利 港幣千元	退休福利計劃供款 港幣千元	2005 酬金總額 港幣千元	2004 酬金總額 港幣千元
李兆基	40	–	–	40	40
李家傑	40	–	–	40	40
林高演	40	–	–	40	40
李達民	20	–	–	20	20
李鏡禹	20	–	–	20	20
劉壬泉	20	–	–	20	20
李　寧	20	–	–	20	20
李家誠	40	–	–	40	40
郭炳濠	20	–	–	20	20
何永勳	20	–	–	20	20
劉智強	20	–	–	20	20
張炳強	20	–	–	20	20
黃浩明	20	–	–	20	20
孫國林	20	–	–	20	20
薛伯榮	20	–	–	20	20
胡寶星	20	–	–	20	20
阮北耀	20	50	–	70	70
梁希文	20	230	–	250	70
鄺志強	20	180	–	200	–
吳樹熾	20	90	–	110	–
高秉強	40	260	–	300	–
胡經昌	20	90	–	110	–
	540	900	–	1,440	540

除董事袍金港幣100,000元(2004年：港幣60,000元)及其他酬金港幣620,000元(2004年：港幣100,000元)，截至二零零五年六月三十日兩年內並無支付獨立非執行董事酬金。

本年度內，董事並無達成任何安排予以放棄或同意放棄其酬金。本年度內，並無為董事作出退休金計劃之供款。

若干恒基發展董事於恒基發展為其成員之中間控股公司收取其於恒基發展集團之服務酬金。由於各董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予配各附屬公司。

九　經營溢利

	2005 港幣千元	2004 港幣千元 (重列)
經營溢利已扣除下列項目：		
壞賬撥備	5,671	3,321
核數師酬金	3,279	2,926
確認為開支之存貨成本	125,829	124,259
確認為開支之物業成本	506	2,705
折舊及攤銷		
自置資產	85,550	85,294
以融資租賃持有的資產	77	—
開發成本	10	10
營運租約租金最少租賃付款項		
出租物業	90,105	86,501
電訊網絡設施	3,763	5,237
員工成本包括董事酬金	230,022	229,778
及已計入下列收益：		
除支銷港幣104,871,000元(2004年：港幣107,338,000元)		
後投資物業之租金收益(附註a)	220,480	211,965
其他除支銷後之租金收益(附註a及b)	106,958	90,739

附註：

a. 包括投資物業及其他物業所收之或然租金港幣116,721,000元(2004年：港幣94,901,000元)。

b. 其中包括租金收入港幣1,812,000元(2004年：港幣1,642,000元)來自共同控制資產扣除支出港幣510,000元(2004年一港幣577,000元)。

十　財務費用

	2005 港幣千元	2004 港幣千元
由下列借貸產生的利息：		
須於五年內全數償還的銀行貸款及透支	11,586	14,400
融資租約	14	4
其他借款	1,435	1,769
	13,035	16,173

七　其他營運收入

	2005 港幣千元	2004 港幣千元
提前終止合約之賠償	336	184
有牌價投資證券股息	5,398	11,032
無牌價投資證券股息	4,672	8,083
利息收入(附註)	52,813	28,947
出售合約期權之溢利	—	22,072
贊助費	1,437	1,357
其他收入	7,070	14,890
	71,726	86,565

附註：包括因遞延分期應收款所收之利息港幣9,754,000元(2004年：港幣11,467,000元)

八　出售物業、廠房及設備(虧損)溢利

	2005 港幣千元	2004 港幣千元
出售橋樑(虧損)溢利	(1,933)	104,332
出售其他物業、廠房及設備虧損	(132)	(28,241)
	(2,065)	76,091

於二零零四年三月十日，恒基發展集團與天津市自治區天津市貸款道路建設車輛通行費徵收辦公室(「天津市通行費徵收辦公室」)達成兩份協議，由二零零三年六月一日起將集團若干橋樑之通行費徵收權以代價約人民幣283,748,000元(相等於港幣264,595,000元)轉讓與天津市通行費徵收辦公室。

由二零零三年六月一日至二零一零年十月廿七日以每年收取人民幣28,100,000元(相等於港幣26,203,000元)及由二零一零年十月廿八日至二零一五年七月廿日以每年收取人民幣16,000,000元(相等於港幣14,920,000元)。恒基發展集團以中國所提供之常用借貸利率來計算應收分期款項將來之應收分期總折扣值為港幣175,946,000元。

恒基發展集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

二零零五年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	1,058,896	235,524	1,294,420
其他營運收入	17,006	1,907	18,913
對外收入	1,075,902	237,431	1,313,333

二零零四年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	1,015,869	239,904	1,255,773
其他營運收入	53,057	4,561	57,618
對外收入	1,068,926	244,465	1,313,391

按所在地區劃分之分部資產賬面值、物業、廠房及設備增加及無形資產之分析如下：

二零零五年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
分部資產賬面值	23,975,107	1,364,561	25,339,668
投資物業之增加	53	—	53
物業、廠房及設備之增加	21,169	1,635	22,804

二零零四年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元 (重列)
分部資產賬面值	20,857,451	1,298,413	22,155,864
投資物業之增加	549	—	549
物業、廠房及設備之增加	17,945	1,223	19,168

恒基發展集團主要聯營公司業績之分部資料列於第九十一頁至第九十七頁。

二零零四年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	綜合 港幣千元 (重列)
資產負債表						
資產						
資產分部	4,366,814	760,249	48,277	1,225,854	424,523	6,825,717
聯營公司權益						13,139,466
聯營公司欠款						127,488
未能分項之資產						2,063,193
綜合總資產						22,155,864
負債						
負債分部	75,139	6,628	88,574	12,575	30,143	213,059
未能分項之負債						1,155,164
綜合總負債						1,368,223
其他資料						
資本支出	549	1,142	9,818	1,223	6,985	19,717
折舊及攤銷	—	981	11,839	55,188	17,286	85,294
壞賬撥備	2,139	119	—	—	1,063	3,321

地區分部

恒基發展集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務及資訊科技服務皆於香港運作。基建項目及零售業務皆於中國其他地區運作。

二零零四年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元 (重列)
收入及業績							
營業額	572,313	89,906	122,904	238,748	231,902	–	1,255,773
其他營運收入	2,893	730	799	3,363	49,833	–	57,618
對外收入	575,206	90,636	123,703	242,111	281,735	–	1,313,391
分部間收入	51,907	1,704	–	–	4,813	(58,424)	–
總收入	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	百貨業務	基建項目	其他	對銷	綜合
分部業績	336,878	5,088	4,611	150,387	19,689	–	516,653
利息收入	41	–	–	12,613	16,293	–	28,947
出售證券投資溢利	–	–	–	–	61,911	–	61,911
出售物業、廠房及設備溢利(虧損)	–	–	(21)	104,332	(28,220)	–	76,091
持有未實現盈利之證券投資	–	–	–	–	48,901	–	48,901
物業，廠房及設備減值	–	–	–	–	(435)	–	(435)
待發展物業減值撤回	–	–	–	–	367	–	367
待出售已建成物業減值撤回	–	–	–	–	17,254	–	17,254
投資物業之公平價值收益	160,933	–	–	–	–	–	160,933
未能分項之費用							(21,426)
經營溢利							889,196
財務費用							(16,173)
應佔聯營公司業績							1,831,631
商譽攤銷							(59,555)
負商譽釋放至收益							9,000
除税項前溢利							2,654,099
税項							(430,072)
除少數股東權益前溢利							2,224,027
少數股東權益							(94,158)
本年度溢利							2,129,869

二零零五年

	物業租賃	酒店經營	百貨業務	基建項目	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產負債表						
資產						
資產分部	5,255,033	785,166	52,535	1,253,565	379,143	7,725,442
聯營公司權益						14,556,825
聯營公司欠款						42,009
未能分項之資產						3,015,392
綜合總資產						25,339,668
負債						
負債分部	79,190	18,614	114,026	20,112	36,310	268,252
欠聯營公司款						2,485
未能分項之負債						1,471,664
綜合總負債						1,742,401
其他資料						
資本支出	53	1,905	12,795	1,635	6,469	22,857
折舊及攤銷	–	744	13,687	55,401	15,795	85,627
壞賬撥備	1,685	(170)	–	–	4,156	5,671

各業務之分部資料如下：

二零零五年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	609,748	99,321	134,348	235,524	215,479	–	1,294,420
其他營運收入	4,536	117	1,244	1,907	11,109	–	18,913
對外收入	614,284	99,438	135,592	237,431	226,588	–	1,313,333
分部間收入	58,088	–	3	–	3,614	(61,705)	–
總收入	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
分部業績	368,116	7,536	7,755	152,056	(2,148)	–	533,315
利息收入	40	–	–	10,742	42,031	–	52,813
出售物業、廠房及設備(虧損)溢利	21	–	2	(2,039)	(49)	–	(2,065)
持有未實現盈利之證券投資	–	–	–	–	25,942	–	25,942
投資物業之公平價值收益	890,345	–	–	–	–	–	890,345
未能分項之費用							(28,778)
經營溢利							1,471,572
財務費用							(13,035)
應佔聯營公司業績							2,870,868
商譽攤銷							(74,104)
負商譽釋放至收益							6,264
除税項前溢利							4,261,565
税項							(690,734)
除少數股東權益前溢利							3,570,831
少數股東權益							(65,671)
本年度溢利							3,505,160

五　營業額

	2005 港幣千元	2004 港幣千元
酒店業務	99,321	89,906
資訊科技服務收入	83,778	87,317
租金收入	609,748	572,313
銷貨收入	134,348	122,904
銷售物業	1,646	5,643
保安服務	98,432	92,811
通行費收入	235,524	238,748
其他	31,623	46,131
	1,294,420	1,255,773

六　業務及地區之分部

業務之分部

恒基發展集團用以劃分作首要分部呈報之業務如下：

物業租賃	–	物業租金
酒店經營	–	酒店經營及管理
百貨業務	–	百貨業務經營及管理
基建項目	–	基建項目投資
其他	–	控股投資，出售物業，清潔服務，保安服務，零售業務及提供資訊科技服務

(U) **外幣換算**

以外幣計價之交易乃按交易日期之實際率換算。以外幣計價之貨幣資產及負債則按結算日之實際率換算。因匯兑而引起之損益均撥入當期損益賬處理。

在綜合賬目時，恒基發展集團海外經營項目之資產及負債按結算日之實際率換算。而所有收入及支出項目乃按本期平均匯率中換算為港元，而所產生之匯率損益均轉入恒基發展集團匯率儲備賬。當上述經營項目出售時，該損益會確認為當期收入或支出。

(V) **税項**

税項是當期的應付税項及遞延税項的總額。

當期應付税項是根據當年應課税利潤計算得出。應課税利潤不同於收益表上列報的淨利潤，因為其並未計入在其它年度內的應課税收入或可抵税支出等項目，並且不包括非應課税或不可抵税項目。

遞延税項是由於財務報表中資產和負債的賬面金額與其用於計算應課税利潤的相應税基之間的差額所產生的預期應付或可收回税款。遞延税項採用資產負債表負債法核算。一般情況下，所有應課税暫時性差異產生的遞延税項負債均予確認，而遞延税項資產則只能在未來應課税利潤足以用作抵銷暫時性差異的限度內，才予以確認。如果暫時性差異是由商譽(或負商譽)或不影響會計或應課税溢利的其他資產和負債的初次確認下產生的，該遞延税項資產和負債則不予確認。

對附屬公司和聯營公司投資產生的應課税暫時性差異會確認為遞延税項負債，但恒基發展集團能夠控制這些暫時性差異的轉回，而且暫時性差異在可預見的將來很可能不會轉回的情況則屬例外。

在每個資產負債表結算日，對遞延税項資產的賬面價值進行核查，並且在未來不再很可能有足夠課税所得以轉回部份或全部遞延税項資產時，按不能轉回的部份扣減遞延税項資產。

遞延税項是以預期於相關資產實現或相關負債清償當期所使用的税率計算。遞延税項會記入收益表，除非其與直接記入權益的項目有關，在這種情況下，遞延税項也會作為權益項目處理。

(P) **應收售樓分期款**

應收售樓分期款乃售出樓宇收益之應收分期款。買家支付之供款包括本金及利息，而利息乃根據簽定之利率在剩餘之欠款計算出來。結算日後十二個月內之應收售樓分期款已列入流動資產項內。

(Q) **租約**

倘租約條款將有關資產大部份擁有權之風險及回報由承租人承擔，則有關租約列為融資租約。

持有融資性租賃之資產於購入日期按其公平值或最低租賃付款額的現值之較低者計算入賬。除非不能合理地確認恒基發展集團將得到出租資產之擁有權，出租資產的折舊是同其他資產的折舊相同，以估計可用年數或租期之較短者折舊。

租賃付款可分配為財務費用及減少未付的債務。財務費用在租期內支銷下，以為各會計期間之債務結餘得出一個貫徹之定期支出比率。

除融資租約外其他都列為營運租約，應付租金扣除激勵措施後，乃以個別租賃期按直線法計入收益表內。

(R) **開發成本**

研究及開發成本，包括網站／入門網站開發成本，均於產生時記入收益表，惟不包括與已清楚界定的項目有關及可合理地肯定能產生未來利益的產品的開發成本。則該開發成本會從該項目作商業營運開始之日起，在該項目的營運期限內被遞延及撇銷。

(S) **借貸成本**

經購入、建造或生產之合資格資產為取得一段長時間籌備作原定用途或銷售而直接產生之借貸成本均資本化為該資產之部份成本，直至該等工作完成為止。用於待定合資格資產之特定借貸所產生之短期投資收入於借貸成本資本化扣除。

其他借貸成本均作為本年度之開支。

(T) **退休福利計劃**

界定供款退休計劃及強制性公積金供款計劃中僱主之供款，均於產生時計入收益表。

(K) **待發展物業**

待發展物業均按照恒基發展集團成本值減除在適當情形下之減值虧損準備後計算。

(L) **待出售已建成物業**

待出售已建成物業乃按成本值及可化現淨值兩者之較低者計算。成本值包括利息、融資費用、專業費用及其他使該等物業達致可出售狀況之直接成本。可化現淨值之計算是估計售價減直至完成銷售時之一切成本及出售時所承擔之費用。

(M) **物業、廠房及設備**

物業、廠房及設備不包括酒店物業及施工中之物業，乃按成本值減累計折舊、攤銷及減值虧損入賬。

除酒店物業及施工中之物業外，物業、廠房及設備之折舊及攤銷用以撇除其成本，成本按估計可用年數以直線法計算折舊，所用年率如下：

租約土地	以租約期限分攤
樓宇	按四十年或其租約年期之較低者分攤
高速公路之經營權及橋樑	以營運年期分攤
其他	10%至50%

施工中之物業直至完成及可作預定用途前不作折舊準備。

資產出售或退役之盈利或虧損，均按其資產滾存價值及售出值之差額，確認在收益表內。

(N) **減值**

於每一個結算日，恒基發展集團審閱除投資物業外的資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回金額少於其所載帳面值，資產所載面值會減少至可收回款額，減值虧損將予即時確認為支出。

倘減值虧損其後逆轉，該資產之賬面值會增加至其可收回金額的重新估計值，惟增加後的賬面值不可超過假設該項資產於過往年度確認為無減值虧損而釐定之面額。減值虧損逆轉將予即時確認為收入。

(O) **存貨**

存貨乃指零售、酒店飲食存貨及貿易貨品，此等均以成本值或可化現淨值之較低者計算於賬項內。成本包括所有採購成本乃按加權平均數計算。

(ii) 營運租約之固定租金收入乃按其租約期限以直線方法入賬。或然租金收入於恒基發展集團根據合約條款有權收取獲確定時始入賬。

(iii) 零售之銷貨收入於貨物送出及貨物之擁有權移交客戶後始入賬。

(iv) 利息收入按時間比例基準根據未償還之本金及適用利率計算。

(v) 投資項目之收入及股息收入於恒基發展集團收取股息之權利獲確定時始入賬。

(vi) 酒店、飲食及管理服務收入在所得之收益及提供該等服務後始入賬。

(vii) 保安服務／顧問服務之收入及佣金收入來源自提供有關服務時確認。

(viii)高速公路的通行費收入，於收取時予以確認。

(ix) 自客戶使用數據中心服務所產生的收入，在各自的租賃期內按直線法確認為收入。

(x) 來自提供網絡服務之收入乃於提供服務時確認。

(I) 投資物業

投資物業乃指持有物業用作賺取租金及／或用作資本性質，其應在結算日以公平價值列報。因投資物業之公平價值的變化而產生之溢利或虧損，應計入該年度損益賬處理。

(J) 酒店物業

酒店物業均按每年恒基發展集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估酒店物業時產生之任何盈餘或虧絀，乃計入物業重估儲備或自其中扣除。倘過往已自收益表扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入收益表，惟款額以過往已扣除之虧絀為限。

出售酒店物業時，該項物業應佔之物業重估儲備數額將轉撥至收益表。

有關租約超過二十年之酒店物業不作折舊準備。由於酒店物業經常保持於適當維修、保養及改善之狀況，所以董事認為酒店物業之估計可用年期及有很高之剩餘價值，故任何折舊應無重大影響。

(E) **聯營公司權益**

綜合收益表包括恒基發展集團在聯營公司所佔之收購後業績。所佔份額之伸算乃根據每年截至六月三十日該年度或不超過恒基發展資產負債表日期前六個月之日期財務報表。於綜合資產負債表中，所佔聯營公司之權益乃指恒基發展集團應佔其資產淨值，並加上已付溢價或減除任何因收購產生之折讓而尚未於收益表內攤銷或釋放及減除任何指定之減值虧損。

當恒基發展集團與其聯營公司交易時，尚未變現之溢利及虧損按恒基發展集團於聯營公司之權益金額抵銷，惟尚未變現之虧損顯示被轉讓資產出現減損除外。

關於聯營公司之業績，恒基發展只計算由聯營公司所收到及應收之股息於損益賬內。而在聯營公司之投資，則以成本值減除之減值虧損後計入恒基發展之資產負債表內。

(F) **證券投資**

證券投資會按交易日作為基準予以確認，而初時則會以成本計量。

在往後的報告日，恒基發展集團有意持有至到期的債務證券(即持有至到期債務證券)，會以攤餘成本減任何指定減值虧損來計量。而因購買持有至到期證券發生的拆扣或溢價，則會在該投資工具的期限內，與該項投資的其他應收投資收入合計，以使在每個期間能確認一固定回報率的收入。

投資(持有至到期債券除外)乃列作投資證券及其他投資。

投資證券(就既定長期策略目的而持有之證券)乃於日後業績匯報日期按成本計算，並減去任何指定減值虧損。

其他投資乃按公平價值計算，而未實現盈利及虧損乃計入有關期間損益淨額。

(G) **共同控制資產**

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時，恒基發展集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

恒基發展集團出售或分享應佔共同控制資產產品之收入，包括應佔合營項目之費用，乃按可預知從該等交易中流入或流出之經濟效益確認入帳。

(H) **收入之確認**

(i) 出售已建成物業所得之收益按有約束力的銷售合約之執行後始入賬，在收益確認日前所收售出未入伙物業所得之定金及分期款(如有)計入資產負債表已收預售樓宇定金內。

(B) 商譽

商譽乃指收購附屬公司或聯營公司時，其收購價高於在收購日恒基發展集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年七月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽進一步減值時才計算入收益表內。

於二零零一年七月一日後及協議日期為二零零四年十二月三十一日前，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。因收購聯營公司時所產生之商譽乃包括在所佔聯營公司權益之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於無形資產內。

於二零零五年一月一日或之後簽訂的協議而產生自收購之商譽(乃指其收購價超逾在收購日恒基發展集團所佔可辨認資產，負債及或然負債之公平淨值差額)最初按成本值確認為資產，隨後按成本值扣除減值虧損列賬。為進行減值評估，商譽會被分配到恒基發展集團因收購而產生協同效益之現金產生單元。被分配商譽之現金產生單元需於每一年度內進行評估，或如有跡像顯示減值則更頻密地進行測試。如現金產生單元之可收回金額低於其賬面值，減值虧損會首先被分配以減少該單元獲分配之任何商譽之賬面值。其後之減值虧損將根據該單元每項資產之賬面值按比例分配到該單元之其他資產。就商譽所確認之減值虧損不會於隨後期間回撥。

於出售附屬公司或聯營公司時，過往已作撇銷或納入儲備之未攤銷或已攤銷商譽將計入出售附屬公司或聯營公司之溢利或虧損內。

(C) 收購者所佔被收購者可辨認資產、負債及或然負債之公平淨值超逾成本值的差額(過往稱為負商譽)

香港財務報告準則第三號要求收購者所佔被收購者可辨認資產，負債及或然負債之公平淨值(經重新評估後)超逾成本值的差額，即時確認在損益賬內。香港財務報告準則第三號禁止負商譽確認在資產負債表內。

於二零零一年七月一日後及協議日期為二零零四年十二月三十一日前，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在收益表內。

於二零零四年十二月三十一日前，因收購聯營公司時所產生之負商譽乃扣除於在所佔聯營公司之所載值內。因收購附屬公司所產生之負商譽呈列為資產之扣除項目。

(D) 附屬公司權益

於附屬公司之投資按成本值減除指定之減值虧損後納入恒基發展之資產負債表內。

於二零零四及二零零三年七月一日採納新香港財務報告準則之累積影響概述如下：

	於二零零四年七月一日				於二零零三年七月一日			
	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
減少物業、廠房及設備	–	–	(100,846)	(100,846)	–	–	(132,735)	(132,735)
減少聯營公司的權益	–	(362,200)	–	(362,200)	–	(329,190)	–	(329,190)
減少少數股東權益	–	8,194	38,025	46,219	–	8,086	68,852	76,938
增加遞延税項負債	–	(399,002)	23,083	(375,919)	–	(376,296)	19,686	(356,610)
	–	(753,008)	(39,738)	(792,746)	–	(697,400)	(44,197)	(741,597)

於二零零三年七月一日對恒基發展集團權益因採納新香港財務報告準則之財務上影響概述如下：

	原先列報	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	重新列報
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
物業重估儲備	1,815,358	(535,371)	–	–	1,279,987
溢利保留	10,389,213	535,371	(697,400)	(44,197)	10,182,987

四　重要會計決策

除了某些物業及證券投資是以重估價值列賬外，本財務報表是按歷史成本為基礎編制的；及依據香港普遍採納的會計原則編制而所採用的主要會計政策則詳列如下：

(A) 綜合基準

綜合財務報表包括恒基發展及其附屬公司截至每年六月三十日止之財務報表。

年內收購或出售之附屬公司業績分別由收購之生效日期起綜合計算，或綜合計算至出售之生效日期止（視乎情況而定），有關業績乃載於綜合收益表內。

恒基發展集團內公司間之所有重大交易及結餘均於綜合時對銷。

三　總結改變會計政策之影響

本年度及上年度就附註二描述改變會計政策影響之結果如下：

	二零零五年				二零零四年			
	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
增加折舊及攤銷	–	–	(19,371)	(19,371)	–	–	(21,289)	(21,289)
減少物業、廠房及設備減值	–	–	–	–	–	–	53,178	53,178
增加投資物業之公平價值收益	890,345	–	–	890,345	160,933	–	–	160,933
增加應佔聯營公司業績	635,246	–	–	635,246	195,412	–	–	195,412
增加應佔聯營公司稅項	–	(111,682)	–	(111,682)	–	(33,010)	–	(33,010)
(增加) 減少遞延稅項	–	(117,713)	2,887	(114,826)	–	(22,706)	3,397	(19,309)
減少 (增加) 少數股東權益	–	–	8,604	8,604	–	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

業主自用的土地租賃權益

土地及樓宇租賃之土地及樓宇應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概視為融資租賃。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地的租賃權益應重新分類為營運租賃下之預付款額，以成本入賬並按租賃期作攤銷。若未能可靠地分配為土地或樓宇部份，土地的租賃權益繼續分類為物業、廠房及設備入賬。

聯營公司之投資

倘聯營公司編製財務報告表之報告日不同於恒基發展集團之報告日，則該等報告日相差不得超逾三個月。兩個日期之間發生之重大交易之影響須於編製恒基發展集團財務報告表時就權益會計作出調整。

證券投資

於過往年度，恒基發展集團根據會計實務準則第二十四號之基準處理方式將其債務及股本證券分類及計算。根據會計實務準則第二十四號，債務或股本證券投資乃列作「投資證券」、「其他投資」或「持有至到期證券」，以適合者為準。「投資證券」乃按成本減減值虧損(如有)計算，「其他投資」乃按公平值計算，而未變現收益或虧損則計入損益。「持有至到期證券」乃按攤銷成本減減值虧損(如有)計算。由二零零五年七月一日起，恒基發展集團將按香港會計準則第三十九號將債務證券及股本證券分類及計量。根據該準則，財務資產分類為「於損益賬按公平值處理的財務資產」、「可出售財務資產」、「貸款及應收款項」或「持有至到期財務資產」。該分類乃根據資產購入時之性質。「於損益賬按公平值處理的財務資產」及「可出售財務資產」以公平值列賬，公平值的變動分別確認為損益及權益。「貸款及應收款項」及「持有至到期財務資產」採用實際利率法按攤銷成本持有。

財務證券與股本證券以外之財務資產及財務負債

由二零零五年七月一日起，恒基發展集團將就債務證券及股本證券以外的財務資產及財務負債(以往不屬於會計實務準則第二十四號範圍)按照香港會計準則第三十九號的規定進行分類及計量。如前所述，香港會計準則第三十九號將財務資產分類為「於損益賬按公平值處理的財務資產」、「可出售財務資產」、「貸款及應收款項」及「持有至到期財務資產」。財務負債基本上分類為「於損益賬按公平值處理的財務負債」或「於損益賬按公平值處理的財務負債以外之其他財務負債(其他財務負債)」。「其他財務負債」以實際利率法按攤銷成本持有。

恒基發展集團已評估其他新香港財務報告準則之潛在影響，但目前仍未能釐訂此等新香港財務報告準則對恒基發展集團經營業績及財務狀況之影響。此等新香港財務報告準則可能影響恒基發展集團日後編製及呈報業績及財務狀況。

採納香港詮釋第一號，恒基發展集團是按直線法計算高速公路經營權之攤銷及橋樑之折舊。基於香港詮釋第一號解釋並無任何特定過渡安排之規定，新會計政策以追溯方式應用。比較的數字已重列(財務影響載於附註三)。

於本年度，恒基發展集團已提早採納香港會計準則第四十號*投資物業*及香港會計準則詮釋第二十一號*所得稅－已重估不可折舊資產的收回*。

香港會計準則第四十號投資物業

於過往年度，投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入物業重估儲備或自該儲備中扣除，除非該儲備之結餘不足以彌補重估值減少，在此情況下，超出物業重估儲備結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。在出售投資物業時，該物業應佔之物業重估儲備結餘將撥入收益表內。投資物業契約之尚餘期限若不少於20年，則不予折舊。

香港會計準則第四十號提倡成本模式及公平價值模式去測量投資物業。在公平價值模式下，香港會計準則第四十號要求本期間公平價值產生之改變，須直接在收益表確認。恒基發展集團在投資物業上已追溯地選用公平價值模式及應用香港會計準則第四十號。比較的數字已重列(財務影響載於附註三)。

香港會計準則詮釋第二十一號所得稅－已重估不可折舊資產的收回

於過往年度，根據以往的詮釋，重估投資物業而產生的遞延稅項乃根據有關物業透過出售以收回賬面值的稅務影響作出評估。

在本年度，恒基發展集團已採納香港會計準則詮釋第二十一號，由於此項詮釋刪除投資物業透過出售以收回賬面值的假定，因此投資物業的遞延稅項現根據恒基發展集團預期於每一結算日收回有關物業賬面值的方式的稅務影響作出評估。香港會計準則詮釋第二十一號缺乏任何具體過渡條文，所以恒基發展集團追溯應用此項會計政策的轉變。比較的數字已重列(財務影響載於附註三)。

恒基發展集團已開始估計其他新香港財務報告準則之潛在影響，目前已確定採納香港會計準則第十六號*物業、廠房及設備*，香港會計準則第十七號*租賃*，香港會計準則第二十八號*聯營公司之投資*及有關詮釋可能導致日後編製及呈報會計年度業績有所影響。

酒店物業

於過往年度，恒基發展集團自行營運的酒店物業是以重估價值入賬，並不作出折舊。香港詮釋第二號*適合酒店物業之會計政策*要求業主持作營運的酒店大樓、整體機械及設備將根據香港會計準則第十六號入賬。酒店所在之相關租賃土地則按成本列賬，並於租期內攤銷。

賬目附註

截至二零零五年六月三十日止年度

一　簡介

恒基發展為香港註冊成立之公眾有限公司，其恒基發展股份於聯交所上市。恒基發展之最終控股公司乃於香港註冊成立之恒基兆業。

恒基發展乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

二　近期頒佈之會計準則之採納／潛在影響

香港會計師公會頒佈多項新訂及經修訂之香港會計準則及香港財務報告準則及詮釋(於本文統稱「新香港財務報告準則」)。除下列兩項外，新香港財務報告準則自二零零五年一月一日或之後開始之會計期間生效。

香港財務報告準則第三號*企業合併*適用於協議日期為二零零五年一月一日或之後之企業合併及香港詮釋第一號*適合基建設施之會計政策*自二零零四年十月一日開始生效。

恒基發展集團對於香港財務報告準則第三號及香港詮釋第一號主要影響總結如下：

香港財務報告準則第三號企業合併

恒基發展集團已採納香港財務報告準則第三號於協議日期為二零零五年一月一日或以後之企業合併。恒基發展集團已應用香港財務報告準則第三號在二零零五年一月購入兆堅建業有限公司之剩餘權益及本年度內購入若干聯營公司之部份權益之交易。採納香港財務報告準則第三號後，本年度並無因以上交易產生商譽於綜合收益表內攤銷。

根據香港財務報告準則第三號之過渡條例，恒基發展集團將由二零零五年一月一日或以後首個財政年度(即二零零五年七月一日)開始應用已修定之商譽會計政策。所以本年度及以往年度之金額並無重大影響。

香港詮釋第一號適合基建設施之會計政策

於本年度，恒基發展集團已採納香港會計師公會頒佈之香港詮釋第一號*適合基建設施之會計政策*。

採納香港詮釋第一號之影響主要與基建設施攤銷或折舊方法有關，尤其是通行費公路。於過往年度，恒基發展集團是按償債基金法計算高速公路經營權之攤銷及橋樑之折舊。

	附註	2005 港幣千元	2004 港幣千元 (重列)
融資			
派發股息予股東		(704,191)	(619,840)
派發股息予少數股東		(33,347)	(66,383)
借入(償還)同母系附屬公司借款		229,069	(127,249)
償還少數股東款		(3,972)	(10,474)
借入(償還)聯營公司款		2,485	(234)
償還投資公司款		—	(4,143)
償還融資租約之承擔		(71)	(47)
發行股份予少數股東		—	2,340
借入銀行新借款及其他新借款		—	6,100
償還銀行借款及其他借款		(53,178)	(287,421)
融資所用之現金淨額		(563,205)	(1,107,351)
現金及現金等值之增加		931,724	1,057,072
現金及現金等值於年初結存		1,814,443	757,371
現金及現金等值於年終結存		2,746,167	1,814,443
現金及現金等值結餘分析			
銀行結存及現金		2,779,950	1,843,613
銀行透支		(33,783)	(29,170)
		2,746,167	1,814,443

綜合現金流量表
截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 港幣千元 (重列)
營運業務			
經營溢利		1,471,572	889,196
調整項目：			
證券投資股息收入		(10,070)	(19,115)
折舊及攤銷		85,627	85,294
利息收入		(52,813)	(28,947)
出售證券投資溢利		–	(61,911)
出售物業、廠房及設備之虧損(溢利)		2,065	(76,091)
持有未實現盈利之證券投資		(25,942)	(48,901)
物業、廠房及設備減值		–	435
待發展物業減值撥回		–	(367)
待出售已建成物業減值撥回		–	(17,254)
壞賬撥備		5,671	3,321
投資物業之公平價值收益之增加		(890,345)	(160,933)
營運資本變動前之營運現金流量		585,765	564,727
應收售樓分期款之減少(增加)		2,515	(812)
存貨之增加		(2,477)	(900)
待出售已建成物業之減少		506	2,627
應收賬款、按金及預付費用之增加		(95,252)	(9,695)
應付賬項及應付費用之增加(減少)		56,649	(28,448)
營運產生之現金		547,706	527,499
稅項支出		(64,088)	(49,780)
利息支出		(13,021)	(17,310)
支付租賃利息		(14)	(4)
營運業務產生之現金淨額		470,583	460,405
投資活動			
聯營公司及證券投資股息收入		938,181	884,969
利息收入		53,533	33,717
購買投資物業		(53)	(549)
購買物業、廠房及設備		(22,203)	(19,168)
購入附屬公司部份權益款		(50,904)	–
購入聯營公司部份權益款		(23,668)	–
購入證券投資款		(514)	–
出售物業、廠房及設備收入		219	6,625
出售證券投資收入		40,794	804,425
投資公司借入借款		(126)	(38)
聯營公司償還(借入)借款		85,479	(579)
少數股東償還(借入)借款		3,589	(5,326)
出售附屬公司收入(現金及現金等值之淨值)	卅四	19	(58)
投資活動產生之現金淨額		1,024,346	1,704,018

綜合權益變動表
截至二零零五年六月三十日止年度

	2005 港幣千元	2004 港幣千元 (重列)
於年初之總權益		
前期報告	20,824,626	19,249,420
前期調整(附註三)	(792,746)	(741,597)
重新列報	20,031,880	18,507,823
重估酒店物業升值未於綜合收益表上確認	19,800	14,000
	20,051,680	18,521,823
本年度溢利	3,505,160	2,129,869
已派股息	(704,332)	(619,812)
於年終之總權益	22,852,508	20,031,880

	附註	恒基發展集團 2005 港幣千元	恒基發展集團 2004 港幣千元 (重列)	恒基發展 2005 港幣千元	恒基發展 2004 港幣千元
股本及儲備					
股本	卅	563,466	563,466	563,466	563,466
儲備	卅一	22,289,042	19,468,414	11,985,225	11,396,022
		22,852,508	20,031,880	12,548,691	11,959,488
少數股東權益		744,759	755,761	–	–
非流動負債					
借款	廿八	135,679	183,423	–	–
遞延税項負債	卅二	565,828	446,060	–	–
融資租約之承擔	廿九	416	–	–	–
欠少數股東款	卅三	143,588	147,560	–	–
同母系附屬公司借款	四十三	301,234	72,165	–	–
		1,146,745	849,208	–	–
		24,744,012	21,636,849	12,548,691	11,959,488

第四十五頁至第九十七頁之賬目已經於二零零五年九月二十八日獲恒基發展董事會通過，並由下列董事代表簽署：

李兆基　　　　李達民
董事　　　　董事

資產負債表
二零零五年六月三十日

	附註	恒基發展集團 2005 港幣千元	恒基發展集團 2004 港幣千元 (重列)	恒基發展 2005 港幣千元	恒基發展 2004 港幣千元
非流動資產					
投資物業	十六	5,000,682	4,110,284	–	–
物業、廠房及設備	十七	1,835,530	1,880,837	–	–
待發展物業	十八	11,016	11,016	–	–
附屬公司權益	十九	–	–	2,157,974	2,107,070
聯營公司權益	二十	14,556,825	13,139,466	164,226	164,226
證券投資	廿一	241,640	215,418	30	30
少數股東欠款	廿二	80,930	84,519	–	–
應收賬款、按金及預付費用	廿三	132,863	131,430	–	–
應收售樓分期款		4,901	5,633	4,871	5,191
		21,864,387	19,578,603	2,327,101	2,276,517
流動資產					
存貨	廿四	29,166	26,689	–	–
證券投資	廿一	–	41,096	–	–
待出售已建成物業	廿五	248,085	248,591	–	–
應收賬項、按金及預付費用	廿三	348,788	260,844	9,654	9,653
應收售樓分期款		576	2,359	321	302
附屬公司欠款		–	–	10,444,153	10,235,227
聯營公司欠款	四十三	42,009	127,488	41,897	38,967
投資公司欠款	廿六及四十三	6,502	6,376	–	–
已抵押銀行存款	卅七	20,205	20,205	–	–
銀行結存及現金	卅七	2,779,950	1,843,613	233	251
		3,475,281	2,577,261	10,496,258	10,284,400
流動負債					
應付賬項及應付費用	廿七	280,817	224,027	4,964	3,681
欠附屬公司款		–	–	269,704	597,748
欠聯營公司款	四十三	2,485	–	–	–
稅項		185,330	167,257	–	–
借款	廿八	126,910	127,731	–	–
融資租約之承擔	廿九	114	–	–	–
		595,656	519,015	274,668	601,429
流動資產淨額		2,879,625	2,058,246	10,221,590	9,682,971
		24,744,012	21,636,849	12,548,691	11,959,488

2. 恒基發展集團截至二零零五年六月三十日止年度之經審核綜合財務報表

根據本文件所採用之詞彙定義，以下資料節錄自恒基發展集團截至二零零五年六月三十日止年度經審核綜合財務報表。以下有關經審核綜合財務報表之頁碼，乃指恒基發展二零零五年年報之頁碼。

綜合收益表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 港幣千元 (重列)
營業額	五	1,294,420	1,255,773
直接成本		(591,816)	(592,610)
		702,604	663,163
其他營運收入	七	71,726	86,565
出售證券投資溢利		–	61,911
出售物業、廠房及設備之(虧損)溢利	八	(2,065)	76,091
持有未實現盈利之證券投資		25,942	48,901
物業、廠房及設備減值		–	(435)
待發展物業減值撤回		–	367
待出售已建成物業減值撤回		–	17,254
投資物業之公平價值收益		890,345	160,933
分銷費用		(55,398)	(62,059)
行政費用		(161,582)	(163,495)
經營溢利	九	1,471,572	889,196
財務費用	十	(13,035)	(16,173)
應佔聯營公司業績		2,870,868	1,831,631
商譽攤銷		(74,104)	(59,555)
負商譽釋放至收益		6,264	9,000
除稅項前溢利		4,261,565	2,654,099
稅項	十三	(690,734)	(430,072)
除少數股東權益前溢利		3,570,831	2,224,027
少數股東權益		(65,671)	(94,158)
本年度溢利		3,505,160	2,129,869
股息	十四	788,852	647,985
每股恒基發展股份盈利	十五	港幣1.24元	港幣0.76元

1. 三年財務概要

載於下列為恒基發展集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年之經審核綜合財務業績概要：

	截至六月三十日止年度		
	二零零五年	二零零四年	二零零三年
	港幣千元	港幣千元 (經重列)	港幣千元
營業額	1,294,420	1,255,773	1,181,245
經營溢利	1,471,572	889,196	466,459
應佔聯營公司及共同控制公司業績	2,870,868	1,831,631	1,539,060
除税前日常業務溢利	4,261,565	2,654,099	1,923,458
所得税	(690,734)	(430,072)	(315,160)
除税後日常業務溢利	3,570,831	2,224,027	1,608,298
少數股東權益	(65,671)	(94,158)	(43,020)
恒基發展股東應佔年度溢利	3,505,160	2,129,869	1,565,278
股息	(788,852)	(647,985)	(619,812)
每股恒基發展股份盈利(港幣)	1.24	0.76	0.56
每股恒基發展股份之股息(港幣)	0.28	0.23	0.22

附註：

(1) 二零零四年度之數字乃經過調整，藉以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計政策。

(2) 二零零三年度之數字並未經過調整，以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計政策。倘若於截至二零零三年六月三十日止年度採納該等新會計準則及詮釋，則恒基發展股東應佔恒基發展集團於本年度之溢利，減少約港幣603,000,000元。

(3) 就截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年而言，核數師報告中並無作出任何保留意見。

(4) 於過去三個財政年度，並無任何非經常性或特殊項目。

信封上註明「交回法院指令會議代表委任表格及╱或股東特別大會代表委任表格－恒基兆業發展有限公司」，方便獨立少數股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，獨立少數股東仍可親自出席有關會議，並按意願於會上投票。倘若獨立少數股東於遞交有關代表委任表格後出席會議，則交回之代表委任表格將被視為作廢。

為決定有權出席法院指令會議及股東特別大會，並於該等會議上投票之獨立少數股東，由二零零六年一月十八日星期三至二零零六年一月二十日星期五(包括首尾兩日)，將暫停辦理股份過戶登記手續。於該段期間內，不會過戶任何恒基發展股份。為符合資格於法院指令會議及股東特別大會上投票，所有有關股票及過戶文件，均須於二零零六年一月十七日星期二下午四時正前，交回上述地址之恒基發展股份過戶登記處標準証券登記有限公司。

假設條件獲達成或(如適用)豁免，則預期該計劃將於生效日期生效，即預期為二零零六年二月二十二日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過所有決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位之日期詳情。

其他資料

有關該建議之其他資料載於本文件之各附錄，全部附錄均屬本說明函件之一部分。

要求於股東特別大會上以投票方式表決之程序

根據恒基發展章程細則第80條細則，於恒基發展任何股東大會上提呈表決之決議案須以舉手表決方式進行，除非（於宣佈舉手表決結果之前）要求以投票方式表決，或除非上市規則或任何其他適用法律、規則或規例可能不時規定以投票方式表決則作別論。以投票方式表決之要求可由下列人士提出：

(a) 該大會主席；

(b) 有權於大會上投票，並親身出席或由委任代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由委任代表出席之一名或多名股東；或

(d) 一名或多名親自出席大會之股東或其委任代表，彼等須持有獲賦予可在大會上投票之恒基發展股份，而該等恒基發展股份之實繳股款總額不少於附有該等權利之所有恒基發展股份實繳股款總額十分之一之股份。

一名股東之委任代表（或倘股東為法團，則由其正式授權代表出席）所提出之要求將被視作猶如一名股東所提出之要求。

獨立少數股東將採取之行動

本文件隨附適用於法院指令會議之粉紅色代表委任表格及適用於股東特別大會之白色代表委任表格。

無論獨立少數股東能否親自出席該等會議，務請其按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基發展之股份過戶登記處標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或由二零零六年一月三日起，則為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下，交回之時間不得遲於下列各時間。由二零零六年一月三日起，恒基發展之股份過戶登記處將遷往香港灣仔皇后大道東28號金鐘匯中心26樓。就法院指令會議適用之粉紅色代表委任表格而言，務請於二零零六年一月十八日星期三上午十一時正前交回此代表委任表格，倘未於上述時間交回，可親自交予法院指令會議主席。股東特別大會適用之白色代表委任表格，必須於二零零六年一月十八日星期三上午十一時三十分前交回，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，

緊隨法院指令會議後，將舉行股東特別大會，以考慮及酌情通過一項批准及使該計劃生效之特別決議案。

於最後實際可行日期，控股人士仍實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本約73.48%。由於控股人士均為恒基地產之間接全資附屬公司，該等恒基發展股份不會構成計劃股份之一部分，因而將不會於法院指令會議上，就批准該計劃作代表或投票之用。該等恒基發展股份亦將不會於股東特別大會上，就批准及使該計劃生效而作投票之用。概因並無任何禁制規限控股人士出席股東特別大會及在會上投票，故控股人士亦已表示，倘該計劃於法院指令會議上獲批准，則彼等或彼等之代名人持有之恒基發展股份將投票贊成將在股東特別大會上提呈之特別決議案。

鑑於第71至73頁「該建議對恒基發展及恒基地產之股權結構之影響」一節之「恒基發展」一段之解釋，恒基地產於該建議擁有權益，加上除外人士與恒基地產之間之關係，除外人士(基於上市規則第14A章對「關連人士」所賦予之涵義，彼等有些為關連人士)實益擁有之全部57,014,064股恒基發展股份，相當於恒基發展已發行股本之約2.03%，雖然構成計劃股份之一部分，但將不會於法院指令會議上就批准該計劃而作代表或投票之用。原因是根據收購守則，除外人士均被視為與恒基地產一致行動之人士。然而，該等恒基發展股份均構成計劃股份之一部分。並無任何禁制規限恒基發展股份(由除外人士實益擁有)持有人出席股東特別大會及在會上投票(惟不包括何永勳、李鏡禹、李達民、梁昇及羅德丞，彼等全都正在尋求執行人員裁定彼等作為恒基地產董事，並無面對利益衝突，以致收購守則第2.4條會適用於該建議時確認，彼等不會以恒基發展股東之身份參與批准該建議之該等會議)。

召開該等大會之通告載於本文件第326至329頁。該等大會將會於二零零六年一月二十日星期五，於該等通告各自所指定之時間假座香港中環金融街八號四季酒店海景禮堂舉行。

恒基地產董事已獲悉，馬來西亞法律禁止向居於馬來西亞或其登記地址位於馬來西亞之恒基發展股東，提供、提供以供認購或購買以及配發及發行恒基地產股份，惟事先向馬來西亞證券委員會取得批准，且已將一份符合一九九三年證券委員會法(以修訂本為準)之規定之章程於證券委員會註冊之情況則除外。恒基地產董事相信，取得該事先批准及將本文件註冊為章程，因延遲、開支或其他因素而屬於不必要繁瑣之舉。因此，上一段所載之安排，將應用於居於馬來西亞或其登記地址位於馬來西亞之恒基發展股東身上，且只要就居於馬來西亞或其登記地址位於馬來西亞之恒基發展股東而言，將向彼等寄發之本文件不構成或擬構成向該等恒基發展股東提出有關認購或收購恒基地產股份之要約或邀請，且本文件將不會計劃向該等恒基發展股東發行或擬發行恒基地產股份。除了馬來西亞外，目前並不預期上一段所述事宜將發生於任何其他海外獨立少數股東身上。倘若該等事宜將發生於任何海外獨立少數股東(不包括居住在馬來西亞或其登記地址為馬來西亞之少數獨立股東股東)身上，恒基地產便將另行發表公佈。

稅項

香港或其他司法權區之計劃股份持有人如對該建議所涉及之稅務影響，尤其是收取註銷代價會否令該等計劃股份持有人須支付香港或其他司法權區之稅項等事宜有任何疑問，應請諮詢彼等之專業顧問。

該等會議

法院已指命舉行法院指令會議，以考慮及酌情通過批准該計劃之決議案(不論有否修訂)。就法院批准該計劃而言，若大多數股東(即相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三)投票贊成該計劃，則該決議案將被視為已被通過。誠如上文所述，根據收購守則，只有當(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持所有恒基發展股份之10%，該決議案方被視為已被通過。根據獨立少數股東所持690,069,472股恒基發展股份計，於最後實際可行日期，該等恒基發展股份之10%，相當於69,006,947股恒基發展股份。

星期一起至二零零六年六月六日星期二(包括首尾兩日)止期間內，就買賣有關恒基地產股份之碎股而提供配對服務。根據該計劃發行或轉讓之恒基地產股份碎股之持有人，如欲使用這設施，可於上述期間聯絡以下代理：

聯絡人	電話號碼
張健華先生 －營銷董事	2863 8892
何俊文先生 －營銷員	2820 4600

該計劃項下之恒基地產股份碎股持有人務須注意，恒基地產股份碎股之買賣配對並不獲擔保。有關恒基地產股東對於上述設施如有任何疑問，應諮詢彼等本身之專業顧問。

海外獨立少數股東

向香港以外地區居住之獨立少數股東提出該建議及有關人士接納該建議可能受其他司法權區之法律及規例規限。該等獨立少數股東應遵守及自行了解彼等各自之司法權區內任何適用之法律或監管規定。海外獨立少數股東有責任完全遵守有關司法權區有關此等事項之法例及監管規定，包括取得可能需要之任何政府或外滙管制或其他同意，或辦理其他必要之正式手續，以及支付於該司法權區應付之任何發行、轉讓費用或其他税項。

該計劃規定，倘若恒基地產董事或恒基發展董事已得悉，向海外獨立少數股東配發及發行恒基地產股份，可能受到任何相關法律所禁止，或除非在符合某些恒基地產董事或恒基發展董事因延遲、開支或其他因素而認為過份嚴苛的條件或規定否則會被禁止的情況，則恒基地產可能向恒基地產董事揀選之人士配發及發行相關恒基地產股份。有關人士將盡快於市場上出售該等股份，並向相關海外獨立少數股東支付銷售所得之款項淨額，以全面履行償付彼等於恒基地產股份之權利(若並無該計劃之是項條文，其本應根據該計劃而有權享有)，惟支付之款項少於港幣50元者，將保留給恒基地產。恒基地產董事所揀選之人士將合理地盡快於其他獨立少數股東預期接獲彼等之恒基地產股份之股票當日(預期為二零零六年三月六日星期一)或之後，按可能於市場上合理取得之價格，在市場上出售相關恒基地產股份。銷售所得款項淨額於扣除開支後，將於進行任何有關銷售事宜後十四日內，但於任何情況下於生效日期起二十八日內，寄發予相關海外獨立少數股東，郵誤風險概由有關股東承擔。在並無任何不真誠或故意失責之情況下，概無恒基地產、恒基發展或彼等之任何經紀或代理須對於因任何有關銷售事宜之進行時間或條款所產生之任何損失承擔任何法律責任。

恒基發展將以報章公佈形式通知少數股東該計劃生效，以及恒基發展股份於聯交所撤銷上市地位之確實日期。

倘該計劃不獲批准或遭撤回或失效，則維持恒基發展股份於聯交所之上市地位。

登記及寄發股票

建議於緊隨二零零六年二月十七日星期五下午四時正後(或以報章公佈方式通知少數股東之其他日期)暫停辦理股份過戶登記手續，以確定根據該計劃獲得註銷價之權利。少數股東或彼等之所有權繼承人應確保彼等之恒基發展股份，於暫停辦理股東登記手續前，以彼等之名義或彼等代名人之名義登記或送交恒基發展之股份過戶登記處以作登記。恒基發展之股份過戶登記處，標準証券登記有限公司之地址為香港灣仔告士打道56號東亞銀行港灣中心地下。由二零零六年一月三日起，恒基發展之股份過戶登記處將遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

假設該計劃於二零零六年二月二十二日星期三生效，則恒基地產股份之股票(即該計劃項下之註銷代價)預期於二零零六年三月四日星期六或之前寄發計劃股份持有人或彼等提名之人士。

倘恒基發展之股份過戶登記處於生效日期前並無收到以書面作出之任何相反特定指示，則恒基地產股份之股票(即該計劃項下之註銷代價)，將寄予於記錄時間名列股東名冊之恒基股份持有人各自之地址，倘為聯名持有人，則寄予股東名冊就聯名持有而名列首位之聯名持有人之登記地址。所有該等股票將郵寄予有權收取該等股票之人士，風險由彼等自行承擔。恒基地產及恒基發展將不會對遺失或傳遞延誤承擔任何責任。

註銷代價將根據該計劃之條款獲悉數支付，但將並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向任何計劃股份持有人行使權利。

碎股交易安排

為了促使買賣根據該計劃發行或轉讓之恒基地產股份之碎股，恒基地產已委任DBS唯高達香港有限公司(地址為香港德輔道中68號萬宜大廈18-19樓)，於由二零零六年三月六日

3. 富生為與若干恒基地產董事有關之信託之受託人所控制，故根據收購守則，被視為與恒基地產一致行動之人士。

4. 何永勳、李鏡禹、李達民、梁昇及羅德丞乃恒基地產董事，並根據收購守則被視為與恒基地產一致行動之人士。

5. 馮振華乃恒基地產董事馮李煥琼之兒子。林高禹乃恒基地產董事林高演之胞弟。李兆麟乃李兆基之胞兄。因此根據收購守則，馮振華、林高禹及李兆麟被視為與恒基地產一致行動之人士。

6. Tako Assets及Thommen乃香港小輪之全資附屬公司，而恒基發展擁有香港小輪31.33%權益。作為恒基發展(為恒基地產之附屬公司)之聯營公司之附屬公司，根據收購守則，Tako Assets及Thommen被視為與恒基地產一致行動之人士。

7. CSFB為恒基地產之財務顧問，故根據收購守則，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International均被視為與恒基地產一致行動之人士。

8. 除外人士實益擁有之所有恒基發展股份，將構成計劃股份之一部分。

9. 在除外人士中，由於關連人士與恒基地產之關係，故屬於上市規則第14A章所界定之「關連人士」。

10. 控股人士及除外人士均為與恒基地產行動一致之人士，或根據收購守則假定為與恒基地產行動一致之人士。

11. 少數股東持有之恒基發展股份總數，相等於除外人士(包括關連人士)及獨立少數股東實益擁有之恒基發展股份總數。

本文件附錄四第3節「披露權益」載有恒基發展董事、除外人士、恒基發展股東或恒基發展之債權人或其他人士，以及該計劃之影響(有別於對其他計劃股份持有人之類似權益之影響)之其他詳情。

股票、買賣及上市

該計劃生效後，所有計劃股份將被註銷及取消，而代表計劃股份之所有股票將不再作為有效文件或所有權憑證。

恒基發展將向聯交所申請，於緊隨生效日期(預期為二零零六年二月二十二日星期三)後，撤銷恒基發展股份於聯交所之上市地位。在這情況下，恒基發展股份預期於同日撤銷於聯交所之上市地位。

股權結構，有關控股人士及除外人士權益之資料

下表載有於最後實際可行日期，已發行恒基發展股份之擁有情況，包括由控股人士及除外人士實益擁有之恒基發展股份：

恒基發展股東	附註	恒基發展股份數目	%
賓勝	1	802,854,200	28.50
敏勝	1	602,168,418	21.37
踞威	1	363,328,900	12.90
Gainwise	1	217,250,000	7.71
登銘	1	84,642,341	3.00
控股人士實益擁有之恒基發展股份總數		2,070,243,859	73.48
李兆基	2、8及9	34,779,936	1.23
富生	3、8及9	5,615,148	0.20
何永勳	4、8及9	1,100	0.00
李鏡禹	4、8及9	1,001,739	0.04
李達民	4、8及9	6,666	0.00
梁昇	4、8及9	150,000	0.01
羅德丞	4、8及9	404,375	0.01
馮振華	5、8及9	1,751,000	0.06
林高禹	5、8及9	389,000	0.01
李兆麟	5、8及9	4,897,100	0.18
Tako Assets Limited	6、8及9	3,000,000	0.11
Thommen Limited	6、8及9	1,406,000	0.05
CSFB集團之成員公司	7、8及9	3,612,000	0.13
除外人士實益擁有之恒基發展股份總數	8及9	57,014,064	2.03
控股人士及除外人士實益擁有之恒基發展股份總數	10	2,127,257,923	75.51
獨立少數股東		690,069,472	24.49
總計		2,817,327,395	100.00
少數股東	11	747,083,536	26.52

附註：

1. 根據收購守則，控股人士被視為與恒基地產一致行動之人士。

2. 根據收購守則，恒基地產董事李兆基被視為與恒基地產一致行動之人士。

財務資料

恒基地產集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務業績概述如下：

	截至六月三十日止年度	
	二零零五年	二零零四年
	港幣千元	港幣千元 (重列)
營業額	5,833,261	6,727,118
經營溢利	1,763,834	2,444,819
除税前經常性溢利	14,732,414	8,168,096
除税後但未計少數股東權益前之經常性溢利	12,331,072	7,049,212
每股恒基地產股份除税後但未計之少數股東權益前之經常性溢利	港幣6.80元	港幣3.95元
恒基地產股東應佔溢利	10,853,521	6,173,343
每股恒基地產股份盈利	港幣5.98元	港幣3.46元

截至二零零五年六月三十日，恒基地產集團之經審核綜合資產淨值約為港幣66,699,000,000元或每股恒基地產股份約港幣36.76元。

未來意向

除了下文所述外，恒基地產無意終止恒基發展集團之業務或對其作任何重要改動，包括不會於不久將來重新調配恒基發展集團之固定資產，並會繼續聘用恒基發展集團之僱員，惟於恒基發展集團之正常業務範圍內進行者除外。鑑於投資者對於近期在聯交所上市之領匯房地產投資信託基金之投資反應殷切，故恒基地產已獲多家財務機構接觸，提及有關透過首次公開發售房地產投資信託單位，將恒基地產集團之若干房地產資產(可能包括恒基發展集團之資產)撥售之建議。該等建議中所包括之資產，可能主要為恒基地產集團(不包括恒基發展集團)之資產，以及恒基發展集團之某些資產。恒基地產董事局或恒基發展董事局對於是否進行或何時進行有關建議等方面尚未有作出決定，惟各董事局將視乎市況而繼續考慮有關建議，並將於決定進行有關建議時，遵守一切適用之披露規定。

恒基地產無意出售或促使任何控股人士出售任何彼等於恒基發展之實益權益。恒基地產董事有意於執行該計劃時撤銷恒基發展股份在聯交所之上市地位；或於該計劃不獲批准或被撤銷或失效時，維持恒基發展股份在聯交所之上市地位。

恒基發展集團於二零零五年六月三十日之淨現金狀況，在扣除銀行貸款及借款總額約港幣263,000,000元後，約為港幣2,538,000,000元。除恒基發展集團之一間在中國從事基建業務之附屬公司之一部銀行借款是以人民幣計值外，恒基發展集團之所有借款均無抵押及大部分為有承諾額度。恒基發展集團截至最後兩個財政年底之未償還銀行借貸及借款之償還期分別概述如下：

	於六月三十日	
	二零零五年 (港幣千元)	二零零四年 (港幣千元)
銀行現金及手頭現金	2,800,155	1,863,818
減：銀行貸款及借款之償還期：		
一年內	(126,910)	(127,731)
一年後及兩年內	(49,889)	(47,744)
兩年後及五年內	(85,790)	(135,679)
銀行貸款及借款總額	(262,589)	(311,154)
淨現金狀況	2,537,566	1,552,664

恒基發展集團在上一個財政年度之利息支出因償還銀行貸款及借款而下降至港幣13,000,000元(二零零四年：港幣16,000,000元)。恒基發展集團之銀行借貸及借款主要由香港多家國際銀行提供，借貸利息主要按香港銀行同業拆息基準加議定之息差計算，故屬浮息性質。

截至二零零五年六月三十日，恒基發展集團之股東權益約為港幣22,853,000,000元(二零零四年：港幣20,032,000,000元)，與上個財政年底所錄得者比較，增幅為14.08%。恒基發展集團財政狀況穩健，資本雄厚，淨現金水平高。恒基發展集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來持續之流入現金，令恒基發展集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之資金需求。

有關恒基地產集團之資料

歷史

恒基地產為於香港註冊成立之有限公司，恒基地產股份自一九八一年起於聯交所及其前身上市。恒基地產為一家投資控股公司，其附屬公司之主要業務為物業發展及投資、項目管理、建築工程、物業管理、基建項目、酒店業務、百貨業務、財務及投資控股。

香港中華煤氣及恒基數碼於二零零五年八月聯合公佈有關恒基發展及香港中華煤氣建議私有化恒基數碼，有關股份之註銷價為每股現金港幣0.42元。私有化於二零零五年十二月八日生效；於最後實際可行日期，恒基數碼由恒基發展及香港中華煤氣分別實益持有約78.69%及21.31%。

財務資料

恒基發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合業績概列如下：

	截至六月三十日止年度	
	二零零五年	二零零四年
	港幣千元	港幣千元 (經重列)
營業額	1,294,420	1,255,773
經營溢利	1,471,572	889,196
除稅前日常業務之溢利	4,261,565	2,654,099
除稅後但未計少數股東權益前之日常業務溢利	3,570,831	2,224,027
除稅後但未計每股恒基發展股份之少數股東權益前之日常業務溢利	港幣1.27元	港幣0.79元
恒基發展股東應佔溢利	3,505,160	2,129,869
每股恒基發展股份盈利	港幣1.24元	港幣0.76元

有形資產淨值

於二零零五年六月三十日，恒基發展有形資產淨值約為港幣21,699,000,000元(相當於每股恒基發展股份港幣7.70元)。恒基發展經調整有形資產淨值則約為港幣46,268,000,000元(相當於每股恒基發展股份港幣16.42元)。本文件附錄一第6節載有恒基發展經調整有形資產淨值之詳情。

股息

恒基發展宣派及於二零零五年四月二十一日支付中期股息每股恒基發展股份港幣0.13元。恒基發展宣派及於二零零五年十二月六日支付末期股息每股恒基發展股份港幣0.15元。

流動資金及財務資源

於二零零五年六月三十日，恒基發展集團之資產負債比率(按銀行淨借貸總額與恒基發展集團之股東資金之比率計算)為零，與於二零零四年六月三十日所錄得者相同。

樓面面積約320,000平方呎，地基工程進度理想。塘尾道43-51A號之發展項目，預期於二零零六年上半年完成。油塘草園街6號之地盤將重新發展為商住綜合物業，可建總樓面面積約165,000平方呎，拆卸工程預期於年尾完成。於截至二零零五年六月三十日止六個月內，渡輪、船廠及相關業務錄得虧損港幣1,900,000元，而旅遊及酒店業務則錄得虧損港幣2,900,000元。該集團預期物業銷售及租金收入將繼續為其截至二零零五年十二月三十一日止財政年度收益之主要來源。

美麗華

恒基發展持有美麗華44.21%權益。截至二零零五年三月三十一日止年度，美麗華及其附屬公司之綜合盈利約為港幣320,700,000元，較上個財政年度上升28%。年內，本港經濟復甦步伐由慢轉快，內地旅客自由行更推動訪港人數大增，美麗華集團各業務蒙受其惠，全年度整體業績持續增長。該集團於本港及內地酒店業務之經營溢利大幅增加。該集團之美麗華酒店經營業績有滿意之增長，平均入住率超過九成，平均房價上升達三成，客房收入較上個財政年度大幅增長54%。美麗華商場之出租率有明顯之升幅，平均超過九成八。酒店商場之租金收入維持平穩。美麗華大廈寫字樓租金收入及出租率於本財政年度下半年穩步回升。該集團位於加州彼沙郡之土地，於截至二零零五年三月三十一日止財政年度成功售出約96畝住宅用地及26畝商業用土地，帶來滿意利潤，截至二零零五年三月三十一日剩餘可銷售土地約200畝。上海美麗華花園之寫字樓銷售與商場出租情況均見理想。該集團餐飲業務維持平穩。美麗華旅運之豪華郵輪、機票酒店配套及商務旅遊等業務表現尚佳，但團體外遊業務虧損則增加。該集團下個財政年度業績料將續有增長。

恒基數碼

恒基發展持有恒基數碼78.69%權益。恒基數碼及其附屬公司於截至二零零五年六月三十日止財政年度之綜合營業額約為港幣84,000,000元，主要來自零售業務，較上財政年度減少4%。截至二零零五年六月三十日止財政年度，恒基數碼股東應佔虧損為港幣4,100,000元，而上個財政年度之虧損約為港幣17,800,000元。截至二零零五年六月三十日止年度內，恒基數碼進一步推行互聯網服務、數據中心、高科技及網絡基建服務。名氣佳電視上網機頂盒、ISP、ICP及直通國際電話之用戶及「名氣佳之友會」會員，於二零零五年六月底已增加至合共約451,000個。在對恒基數碼之各項業務前景作出評估後，恒基地產、恒基發展、

供充足之天然氣氣源，大大推動了當地用氣市場之迅速發展，有利在內地城市燃氣項目之發展。除了在內地取得了30個城市之管道燃氣合資項目(分佈在廣東、華東、山東、華中、華北及東北地區)，該集團亦正在開拓城市管道燃氣以外能源業務，包括投資於有潛質之天然氣支線之建設及營運。繼安徽省天然氣中游建設項目後，於二零零五年落實與殼牌集團共同參與建設、營運和管理浙江省杭州市天然氣高壓管網系統。此外，在內地積極尋求發展汽車用天然氣加氣站及區域式燃氣空調供應等天然氣應用業務。在「西氣東輸」項目沿線已投資之城市，包括南京、常州、蘇州工業園區、宜興、馬鞍山等，以及「川氣入漢」工程供氣之武漢，該集團之合資項目正進行天然氣置換工程，部分已順利完成。同時，該集團亦確立了在內地發展城市供水及排水業務之發展策略，以充分發揮城市燃氣及水務兩種產業之協同效應，於今年已取得江蘇省吳江市和安徽省蕪湖市之供水合資項目，成功進入內地之水務行業，建立了從事城市燃氣業務以外之公用事業之新里程，將繼續拓展內地其他城市之水務項目。該集團在內地之業務發展正按著循序漸進之策略向前邁進，進展順利，正從一家香港本地公司，逐漸發展成為國內一家具規模之全國性企業。

該集團之石油氣加氣站業務是由其全資附屬公司易高環保能源有限公司經營，業務在二零零五年上半年石油氣成本持續高企下仍有所增長，主要由於石油氣小巴數目正不斷增加。此外持有15%權益之香港國際金融中心之商場及寫字樓已接近全部租出，而酒店綜合發展部分已於二零零五年九月初開業，由四季酒店集團管理。持有50%權益之西灣河嘉亨灣項目共提供2,020個單位，總樓面面積約1,410,000平方呎，已於二零零四年八月初開始預售，反應非常熱烈。馬頭角南廠地盤現正興建五幢住宅樓宇，該項目已命名為「翔龍灣」，將提供約1,800個單位，住宅連商場總樓面面積逾1,110,000平方呎。上蓋及內部裝修工程正在進行中，預期該項目於二零零六年底落成。

香港小輪

恒基發展持有香港小輪31.33%權益。截至二零零五年六月三十日止六個月，香港小輪集團之未經審核除稅後綜合純利為港幣189,900,000元，較去年同期增加6.9%。於截至二零零五年六月三十日止六個月，該集團之溢利主要來自出售位於大角咀「港灣豪庭」之住宅單位。該項目於該期間內售出之住宅單位約285個，未售出之單位尚餘約四百個，而項目之商場部份，出租進展良好。該集團位於大角咀道222號之地盤將發展為商住綜合物業，可建總

酒店及零售

恒基發展集團旗下兩間麗東酒店於截至二零零五年六月三十日止財政年度錄得平均約80%入住率，房租持續上調。

恒基發展集團目前經營位於將軍澳、荃灣、屯門、元朗及馬鞍山之「千色店」。這業務之營業額因市面零售業受「自由行」帶動下表現理想及市民消費意欲不斷上升，整體業務盈利於截至二零零五年六月三十日止財政年度有持續增長。

基建項目

恒基發展持有64%權益之中國投資集團有限公司，在國內合資經營之收費橋樑及公路於本年度繼續為恒基發展集團提供經常性之盈利收益，恒基發展集團來自基建有關業務於截至二零零五年六月三十日止財政年度內錄得約港幣152,000,000元之溢利。

保安業務

恒基發展全資附屬之宏力保安服務有限公司，提供「一站式」專業保安服務，包括商場、住宅、地盤、場地盛事保安、保安系統設計及安裝、24小時警鐘監察、巡邏、保安系統顧問服務，包括危機管理、應變計劃及電子反竊聽檢查等。宏力現為恒基發展集團及非恒基發展集團客戶提供質量保證之專業保安服務，業績及商譽良好。

聯營公司

香港中華煤氣

恒基發展持有香港中華煤氣37.62%權益。截至二零零五年六月三十日止六個月，香港中華煤氣及其附屬公司錄得綜合溢利約港幣3,125,000,000元，較上個財政年度同期之重列溢利大幅增加57%。相比去年同期，本港於截至二零零五年六月三十日止六個月內煤氣銷售量增加0.6%，而客戶數目則增加35,762戶，截至二零零五年六月三十日止達合共1,574,513戶。

香港中華煤氣集團在中國之業務有良好發展。在燃氣方面，長遠之發展策略是以天然氣為主導，持續發展城市管道燃氣和有關之能源業務。隨著「西氣東輸」項目於二零零三年第四季度開始供氣予華東地區，以及「川氣入漢」工程於二零零四年底完成，為有關地區提

業務

以下為按業務分析恒基發展集團於截至二零零四年及二零零五年六月三十日止兩個年度各年之營業額及扣除利息開支前經營溢利或虧損：

	截至六月三十日止年度			
	二零零五年		二零零四年 （經重列）	
	營業額	經營溢利／（虧損）	營業額	經營溢利／（虧損）
	港幣千元	港幣千元	港幣千元	港幣千元
物業租賃	609,748	368,116	572,313	336,878
酒店業務	99,321	7,536	89,906	5,088
百貨店	134,348	7,755	122,904	4,611
保安服務	98,432	6,066	92,811	4,683
基建	235,524	152,056	238,748	150,387
資訊科技服務收入	83,778	(20,520)	87,317	(26,264)
其他	33,269	12,306	51,774	41,270
	1,294,420	533,315	1,255,773	516,653

收租物業

截至二零零五年六月三十日，恒基發展集團擁有收租物業自估樓面共約1,960,000平方呎。截至二零零五年六月三十日止財政年度之總租金收入約為港幣672,000,000元，較去年度增加7%。本港經濟在過去一年有明顯改善，失業率進一步下降，消費及投資意欲增強，國內訪港旅客陸續增加，零售業持續暢旺，對商舖需求激增，集團主要收租物業在本年度平均出租率維持在96%之高水平，商場及優質寫字樓物業新簽約之租金收入亦錄得雙位數字之增長。

恒基發展集團之結構


李兆基
富生
恒基兆業
61.87%(2)
0.01%(2)
恒基地產
1.23%(1)
0.20%(2)
73.48%(2)
恒基發展
37.62%
31.33%
44.21%
78.69%
香港中華煤氣(3)
香港小輪(3)
美麗華(3)
恒基數碼
21.31%

附註：

(1) 李兆基為實益擁有人。

(2) 根據證券及期貨條例，李兆基、李家傑、李家誠及李寧被視為於富生及恒基兆業擁有之恒基地產股權及於富生及恒基地產擁有之恒基發展股權中擁有權益。

(3) 香港中華煤氣、香港小輪及美麗華均於聯交所主板上市。香港中華煤氣之一間附屬公司亦擁有5,602,600股恒基地產股份，相當於恒基地產已發行股本之0.31%；而香港小輪之若干附屬公司則擁有4,406,000股恒基發展股份，相當於恒基發展已發行股本之0.16%。

恒基發展董事局相信該建議讓全體計劃股份持有人有機會按較恒基發展股份之現行市價出現之溢價變現彼等於恒基發展之投資，故已決定向少數股東提呈該建議，以供彼等考慮。經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率而計算之註銷代價所代表之溢價，載於上文「該建議之財務影響」一節內。

此外，每股恒基發展股份之收市價由二零零二年十一月四日之收市價港幣5.95元，增加79.0%至最後交易日之港幣10.65元，而於相同期間，每股恒基地產股份之收市價則由港幣25.10元增加37.1%至港幣34.40元。因此，恒基發展董事局相信，該建議在恒基發展股份現行高水平之市價上，再提供了可觀之溢價。

該計劃生效後，恒基發展將成為恒基地產之全資附屬公司。恒基地產擬於完成該建議後，維持恒基發展集團之現有業務。

有關恒基發展集團之資料

歷史

恒基發展為一家於香港註冊成立之有限公司，恒基發展股份自一九七二年九月起已在聯交所及其前身上市。恒基發展為一家投資控股公司，其附屬公司之主要業務為於香港從事物業發展及投資、投資控股、基建項目、百貨業務、酒店業務、保安服務及資訊科技發展。

外，預期恒基地產因該建議而擴大之股本基礎將鞏固及加強恒基地產作為香港主要上市公司及恒生指數成份股之地位，並將令恒基地產股份對機構投資者更具吸引力。恒基地產董事局注意到，配發及發行新恒基地產股份，將導致恒基地產現有股東之股權攤薄約13.34%，而恒基地產董事局認為該等股權攤薄就該建議而言屬可予接受。

恒基發展董事局相信，該建議為獨立少數股東帶來一個機會，可按較恒基地產股份及恒基發展股份於直至最後交易日止之120個交易日各自之市價所示之交換比率更有利之比率，將彼等於恒基發展之投資交換為恒基地產投資。該建議讓獨立少數股東參與恒基地產之其他業務(包括物業發展業務)，同時，亦保留顯著間接參與恒基發展所有現有相關業務(包括香港中華煤氣、香港小輪及美麗華之業務)之機會。恒基地產乃香港恒生指數之主要成份股，按所有恒生指數成份股公司分別於最後交易日及最後實際可行日期之收市價之市值計算，排名十七及十六，而恒基地產股份過去之交易流通性一般均較恒基發展股份為高。

在計算註銷代價時，恒基地產董事局已考慮以下代價：

根據恒基地產股份及恒基發展股份各自之每股收市價港幣34.40元及港幣10.65元，以及各自最後錄得之盈利每股恒基地產股份港幣5.98元及每股恒基發展股份港幣1.24元計算，恒基地產股份按5.75倍之較低市盈率買賣，而恒基發展股份則為8.59倍；

根據恒基地產股份及恒基發展股份各自之每股收市價港幣34.40元及港幣10.65元，以及截至二零零五年六月三十日止財政年度每股恒基地產股份之股息港幣1.00元及每股恒基發展股份之股息港幣0.28元計算，恒基地產股份乃按2.9%之較高股息率買賣，而恒基發展股份則按2.6%之股息率買賣；

恒基地產乃一間香港主要上市公司，市值約港幣62,422,000,000元，按恒生指數33隻成份股於最後交易日在聯交所各自之收市價計算之市值計排名十七，而恒基發展之市值僅約達港幣30,005,000,000元；

於過去年度，恒基地產股份及恒基發展股份在聯交所之平均每日交易額分別約達港幣121,000,000元及港幣19,000,000元；

註銷代價乃產生自恒基發展股份約港幣13.76元之價值，此價值乃根據恒基地產股份於最後交易日之收市價每股港幣34.40元計算，並較於二零零二年恒基地產向恒基發展少數股東提出之全面收購建議項下涉及每股恒基發展股份港幣7.60元之現金收購建議大幅溢價約81.05%。

恒基地產

下表載有恒基地產於最後實際可行日期及緊隨該建議完成後之股權結構：

恒基地產股東	於最後實際可行日期 恒基地產股份數目	%	於該建議完成後 恒基地產股份數目	%
恒基兆業及其全資附屬公司	1,117,143,200	61.56	1,097,544,775(附註)	52.42
李兆基	–	–	13,911,974	0.66
富生	192,500	0.01	2,438,559	0.12
香港中華煤氣	5,602,600	0.31	5,602,600	0.27
其他現有恒基地產股東	691,641,700	38.12	691,641,700	33.03
獨立少數股東	–	–	276,027,788	13.18
除外人士(不包括李兆基及富生)	–	–	6,647,592	0.32
合共	1,814,580,000	100.00	2,093,814,988	100.00

附註：由於恒基兆業將根據該計劃向由關連人士實益擁有的計劃股份之持有人轉讓恒基地產股份；因此，恒基兆業及其全資附屬公司所持有之恒基地產股份數目，將於該建議完成後減少19,598,425股。

於最後實際可行日期，除恒基地產可換股票據外，恒基地產概無任何已發行之購股權、認股權證或可換股證券。於最後實際可行日期，本金總額達港幣5,561,300,000元之恒基地產可換股票據已經贖回，尚餘本金總額達港幣188,700,000元之恒基地產可換股票據，且並無任何恒基地產可換股票據已轉換為恒基地產股份。

該建議之背景及理由

恒基地產董事局認為，撤銷恒基發展之上市地位將為恒基地產集團帶來更精簡之企業架構，並將提高營運效率及加強管理層對旗下各項業務之問責。恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益亦將同時有所增加。現時，恒基地產之該等間接權益乃透過持有恒基發展73.48%之股權持有，而恒基發展分別於香港中華煤氣、香港小輪及美麗華擁有37.62%、31.33%及44.21%之直接權益。因此，恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益分別為27.64%、23.02%及32.49%。然而，於完成該建議後，恒基地產於恒基發展中擁有之權益將會增加至100%，因此，恒基地產分別於香港中華煤氣、香港小輪及美麗華之間接權益將會相等於恒基發展所持之37.62%、31.33%及44.21%直接權益。此

下表載有恒基發展於最後實際可行日期及緊隨該建議完成後之股權結構：

	於最後實際可行日期		於該建議完成後 *(附註1)*	
恒基發展股東	**恒基發展股份數目**	**%**	**恒基發展股份數目**	**%**
控股人士	2,070,243,859	73.48	2,817,327,395	100.00
除外人士	57,014,064	2.03	–	–
獨立少數股東	690,069,472	24.49 *(附註2)*	–	–
合共	2,817,327,395	100.00	2,817,327,395	100.00

附註：

1. 根據該計劃，計劃股份將被註銷。是次註銷後，恒基發展之法定股本，將藉增發與已註銷計劃股份相同數目之恒基發展股份而增加至其之前之數額。恒基發展因是次股本削減而產生之賬面進賬額，將用以按面值繳足所增發之747,083,536股新恒基發展股份。該等新恒基發展股份將入賬列為繳足股份，並發行予恒基地產或按其可能發出之指示發行。

2. 儘管獨立少數股東於最後實際可行日期僅合共持有恒基發展已發行股本之24.49%權益，惟由於某些除外人士(包括馮振華、林高禹、李兆麟、Tako Assets、Thommen及CSFB集團之兩家成員公司)雖全部被視為與恒基地產一致行動之人士，但並非被視為就上市規則第8.24條而言之恒基地產之「關連人士」。因此，根據上市規則，該等除外人士被視為公眾人士，故此就上市規則而言有足夠之公眾持股量。

於該計劃生效及撤銷恒基發展股份於聯交所之上市地位後，恒基發展將成為恒基地產之間接全資附屬公司。

於最後實際可行日期，恒基地產或其一致行動人士所持有之恒基發展股份並無購股權、認股權證或可換股證券，及恒基地產或其一致行動人士並無訂立有關恒基發展股份之尚未行使衍生工具。於最後實際可行日期，共有2,817,327,395股已發行恒基發展股份，而少數股東於747,083,536股恒基發展股份中擁有權益，相當於恒基發展已發行股本約26.52%。除恒基發展股份外，恒基發展並無任何已發行認股權證、購股權、衍生工具、可換股證券或其他已發行證券。

(ii) 若根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之盈利港幣5.98元計算，則約為6.2倍。

股息率

按恒基發展股份之價值約每股港幣13.76元(參考上述恒基地產股份於最後交易日之收市價每股港幣34.40元而計算)及截至二零零五年六月三十日止年度之股息計算，恒基發展股份之股息率約為2.03%。

按恒基發展股份之價值約每股港幣14.78元(參考恒基地產股份於最後實際可行日期之收市價每股港幣36.95元而計算)及截至二零零五年六月三十日止年度之股息計算，恒基發展股份之股息率約為1.89%。

就比較而言，恒基地產股份之股息率

(i) 若根據恒基地產股份於最後交易日之收市價每股港幣34.40元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之股息港幣1.00元計算，則約為2.91%；及

(ii) 若根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之股息港幣1.00元計算，則約為2.71%。

該建議對恒基發展及恒基地產之股權結構之影響

恒基發展

控股人士均為恒基地產之間接全資附屬公司。鑑於彼等實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本之73.48%，故根據收購守則，控股人士均被視為與恒基地產一致行動之人士。因此，控股人士實益擁有之恒基發展股份，將不會構成計劃股份之一部分。

除外人士包括合共實益擁有57,014,064股恒基發展股份(佔恒基發展已發行股本之約2.03%)之不同個別人士及公司。個別人士均為恒基地產董事或彼等之家族成員。就公司而言，富生為一間與若干恒基地產董事有關之信託之受託人所控制之公司。Tako Assets及Thommen均為香港小輪(由恒基發展擁有31.33%權益)之全資附屬公司，而恒基發展則為恒基地產之附屬公司。因此，Tako Assets及Thommen均受到恒基地產之一間附屬公司之一間聯營公司香港小輪所控制。其餘屬公司性質之除外人士均為CSFB集團之兩家成員公司。基於與恒基地產(作為該建議項下之收購人)之所有關係，儘管彼等實益擁有之恒基發展股份構成計劃股份之一部分，但根據收購守則，除外人士均被視為與恒基地產一致行動之人士，故不得於法院指令會議上投票。

就比較而言，恒基地產股份：

(i) 於最後交易日之收市價每股港幣34.40元：

(a) 較恒基地產有形資產淨值之每股恒基地產股份約港幣36.29元折讓約5.21%；及

(b) 較恒基地產經調整有形資產淨值之每股恒基地產股份港幣57.34元折讓約40.01%；及

(ii) 於最後實際可行日期之收市價每股港幣36.95元：

(a) 較恒基地產有形資產淨值之每股恒基地產股份約港幣36.29元溢價約1.82%；及

(b) 較恒基地產經調整有形資產淨值之每股恒基地產股份港幣57.34元折讓約35.56%。

盈利

誠如本文件附錄一第2節綜合收益表所示，截至二零零五年六月三十日止年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約為港幣3,505,000,000元，相當於恒基發展股份每股盈利約港幣1.24元。相對於上個財政年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約港幣2,130,000,000元(相當於每股恒基發展股份盈利約港幣0.76元)，則恒基發展股東應佔溢利較上年增加約64.55%。

根據恒基地產股份於最後交易日之收市價每股港幣34.40元計算，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣13.76元。根據截至二零零五年六月三十日止年度之每股恒基發展股份盈利計算，註銷代價相當於恒基發展股份之市盈率約11.1倍。這較根據恒基發展股份於最後交易日之收市價每股港幣10.65元計算之市盈率約8.6倍溢價約29.07%。

根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣14.78元。根據截至二零零五年六月三十日止年度之每股恒基發展股份盈利計算，註銷代價相當於恒基發展股份之市盈率約11.92倍。這較根據恒基發展股份於最後實際可行日期之收市價每股港幣14.00元計算之市盈率約11.29倍溢價約5.58%。

就比較而言，恒基地產股份之市盈率

(i) 若根據恒基地產股份於最後交易日之收市價每股港幣34.40元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之盈利港幣5.98元計算，則約為5.8倍；及

附註：

1. 「(C)」乃指於指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

2. 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價港幣34.40元及於最後實際可行日期之收市價港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份分別約值港幣13.76元及港幣14.78元。恒基發展股份於最後交易日及最後實際可行日期之收市價分別約為港幣10.65元及港幣14.00元。

上述每股恒基發展股份分別達港幣13.76元及港幣14.78元之價值，較恒基發展股份於二零零五年六月三十日之經審核綜合資產淨值每股約港幣8.11元溢價約69.67%及82.24%。

本文件附錄四第2節載有恒基發展股份之歷史股價資料。

有形資產淨值

按恒基地產經調整有形資產淨值計算恒基發展股份之價值

每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按註銷代價項下每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

按恒基地產股份之收市價計算恒基發展股份之價值

(i) 根據恒基地產股份於最後交易日之收市價每股港幣34.40元，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份之價值約為港幣13.76元：

  (a) 較恒基發展有形資產淨值之每股恒基發展股份約港幣7.70元溢價約78.70%；及

  (b) 較恒基發展經調整有形資產淨值之每股恒基發展股份港幣16.42元折讓約16.20%。

(ii) 根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣14.78元：

  (a) 較恒基發展有形資產淨值之每股恒基發展股份約港幣7.70元溢價約91.95%；及

  (b) 較恒基發展經調整有形資產淨值之每股恒基發展股份港幣16.42元折讓約9.99%。

為已被通過。然而，根據收購守則第2.10條，只有當(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持恒基發展股份之10%，則該決議案方被視為已被通過。根據獨立少數股東所持有之690,069,472股恒基發展股份計，於最後實際可行日期，該等恒基發展股份之10%，相當於69,006,947股恒基發展股份。

在任何情況下不能豁免條件(a)至(e)。恒基地產保留權利，可完全地或就任何特定事件全面或局部豁免(f)、(g)、(h)及(i)項條件。上述所有條件將須於二零零六年六月三十日或法院可能許可之較後日期或之前獲達成或豁免(倘適用)，否則該建議將告失效。

假設所有該等條件獲達成或豁免(如適用)，則該計劃將於生效日期生效，即預期為二零零六年二月二十二日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過有關決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位之日期詳情。

若該計劃並無於二零零六年六月三十日或之前(或法院可能准許之較後日期)生效，則該計劃會失效。恒基發展將發表報章公佈通知少數股東。

該建議之財務影響

恒基發展董事局相信該建議讓全體計劃股份持有人有機會按較恒基發展股份之現行市價出現溢價之價格變現彼等於恒基發展之投資，故已決定向少數股東提呈該建議，以供彼等考慮。經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率而計算之註銷代價所代表之溢價如下：

		最後	直至最後交易日止之過往期間				
		交易日	10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價(港幣)	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價(港幣)	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C) = (A)/(B)(附註1)	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價 = (C)/2.5 - 1(附註2)	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

之該等恒基發展股份價值四分之三之票數批准，惟該計劃不會獲持有全體獨立少數股東持有之所有恒基發展股份價值10%以上之獨立少數股東於法院指令會議上反對通過；

(b) 於恒基發展股東大會上通過特別決議案，由親身或委派代表出席及投票之股東以不少於出席及投票之股東所投票數四分之三之票數批准該計劃(包括透過註銷計劃股份而削減恒基發展之法定及已發行股本)及使其生效；

(c) 該計劃(不論有否修訂)獲法院批准，並獲法院確認該計劃涉及之削減恒基發展股本；

(d) 法院命令之正式文本，連同載有公司條例第61條規定之詳情之會議記錄已由公司註冊處處長登記；

(e) 聯交所批准根據該建議將予發行之新恒基地產股份上市及買賣；

(f) 在香港或任何其他有關司法權區向有關當局取得或獲得該等有關當局授出(視情況而定)有關該建議之一切授權；

(g) 在各情況下直至及於該計劃生效期間，一切授權仍然具有全面效力及作用且並無修改，並符合所有有關司法權區之一切所需法定或規管性質之責任，且任何有關當局並無施加關於該建議(或與該建議有關之任何事宜、文件(包括通函)或事項)之有關法例、規則、規定或守則所無訂明之規定(或附加於已訂明規定以外之規定)；

(h) 已經取得恒基發展之現有合約性責任可能須取得之一切同意；及

(i) 倘需要，恒基地產根據適用法例及條例為實踐該建議之必需或權宜行動，向任何第三者取得所需之該等其他所需同意、批准、授權、許可、寬免或豁免。

(a)項條件乃公司條例第166條及收購守則第2.10條之綜合結果。就法律規定法院批准該計劃而言，若相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三的大多數股東投票贊成該計劃，則批准該計劃之決議案將被視

恒基地產股份。由於該等恒基地產股份之價值將根據恒基地產股份於緊接生效日期(即根據該計劃，向計劃股份持有人發行及轉讓恒基地產股份之日)前的交易日之收市價計算，恒基地產應付恒基兆業之款項，不能於現時釐定。倘若釐定了有關支付之款項，則將另行發表公佈。然而，根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，為數約港幣725,610,128元之款項，包括根據香港法例第117章印花稅條例，就是次轉讓而應付之印花稅約港幣1,448,324元，將由恒基地產按照該安排而支付予恒基兆業。恒基地產已表示，其擬從內部資源撥款支付有關款項。該建議方面之財務顧問CSFB信納恒基地產有足夠資源，根據股份轉讓安排而向恒基兆業支付款項。

誠如於二零零五年十一月二十四日公佈，恒基兆業已向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

根據該建議，將向計劃股份之持有人(關連人士除外)配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份。

若該計劃並無於二零零六年六月三十日或法院可能許可之較後日期或之前生效，則該計劃會失效，並隨後會發表報章公佈知會少數股東。此外，於適當時候將另行發表有關該建議之公佈。待條件獲達成或豁免後，該建議將會生效並將對恒基發展及計劃股份之全體持有人具約束力。

假設該計劃於二零零六年二月二十二日生效，則根據該計劃將予發行或轉讓之恒基地產股份之股票，預期將於二零零六年三月四日或之前寄予計劃股份持有人。

該建議之條件

該建議須待下列條件達成或獲豁免(倘適用)後，方告生效，且對恒基發展及所有計劃股東具有約束力：

(a) 該計劃獲得大多數獨立少數股東以投票表決方式(親身或委派代表出席及投票)於法院指令會議上以不少於由獨立少數股東於法院指令會議上親身或委派代表投票

代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

概無計劃股份持有人將有權享有恒基地產股份之零碎部分。其應享的權利將向下調整至最接近之整數。

支付註銷代價時，將根據該計劃條款全面進行，及並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向任何計劃股份持有人行使權利。

恒基地產有權根據於其在二零零四年十二月六日舉行之股東週年大會上授予恒基地產董事之一般性授權，發行新恒基地產股份。根據該計劃發行之新恒基地產股份將予發行及入賬時列作繳足，並與於發行當日之現有恒基地產股份享有同等權益。恒基地產將向聯交所提出申請，將根據該計劃而將予發行之新恒基地產股份上市及買賣。

根據該計劃，恒基地產將提供註銷代價。由於控股人士(全部均為恒基地產之間接全資附屬公司)實益擁有之2,070,243,859股恒基發展股份將不會成為計劃股份之一部分，故不會根據該計劃而予以取銷。因此，概無恒基地產或控股人士或彼等之代名人將有權收取註銷代價。

於達致註銷代價時，恒基地產董事局已考慮若干經營因素及財務事宜，包括恒基發展股份及恒基地產股份之市盈率、股息率、平均交投量及現行市價水平，以及恒基發展及恒基地產之市值。有關達致註銷代價之背景及理由之其他資料，載於本文件第73至75頁本說明函件之「該建議之背景及理由」一節。

根據上市規則，向屬於「關連人士」定義範圍內之人士發行股份將構成關連交易，並須經發行公司之股東批准。由於彼等為恒基地產董事或恒基地產董事之家族成員或就富生而言，為一間與若干恒基地產董事有關之信託之受託人所控制之公司，故向由關連人士實益擁有的恒基發展股份持有人發行恒基地產股份作為註銷代價，根據上市規則將構成恒基地產之關連交易，須獲恒基地產獨立股東批准。為使彼等恒基發展股份持有人可透過獲發行新恒基地產股份以外之方式收取彼等之註銷代價，將進行一項安排。根據此安排，恒基地產將促使恒基兆業(為最終控股公司，被視為擁有恒基地產之61.87%權益)向由關連人士實益擁有的恒基發展股份持有人轉讓彼等根據該計劃而將有權享有之恒基地產股份數目，代價為恒基地產向恒基兆業支付金額相等於轉讓之恒基地產股份之價值的款項。根據該建議，恒基兆業將根據股份轉讓安排向關連人士或彼等之代名人轉讓最多合共約19,598,425股

本說明函件構成公司條例第166A條規定作出之陳述書。

協議安排

緒言

誠如公佈所述，於二零零五年十一月八日，恒基地產要求恒基發展董事向少數股東提呈該建議，供彼等考慮。

本說明函件旨在闡述該建議(將透過該計劃執行)之條款及影響，以及向少數股東提供其他有關資料。

該建議之概要

本文件旨在向　閣下提供有關該建議之其他資料，以及給予　閣下有關該等會議之通告。除了本說明函件外，　閣下務須留意本文件第9至16頁所載之恒基發展董事局函件、本文件第17至63頁所載之獨立董事函件及百德能就該建議而致獨立董事之函件，以及本文件第316至325頁所載之該計劃。該等函件均屬於本文件之一部分。

該建議待條件獲達成或豁免(如適用)後，方會以該計劃之方式進行，其中涉及註銷及取消所有計劃股份，藉以削減恒基發展之法定及已發行股本。於進行是次削減股本後，恒基發展之法定股本，將藉增發相等於已註銷計劃股份數目之恒基發展股份而增加至其之前之款額港幣720,000,000元。因是次削減股本將產生進賬額，故所增發之747,083,536股新恒基發展股份，將入賬列為繳足股份，並發行予恒基地產，或按其可能發出之指示予以發行。

該計劃亦規定，作為註銷及撤銷計劃股份之代價，於記錄時間名列股東名冊之計劃股份持有人將有權按下列基準收取註銷代價：

每持有2.5股計劃股份..1股恒基地產股份。

恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷

- 最後交易日隱含價值及最後實際可行日期隱含價值較每股恒基發展股份之恒基發展經調整有形資產淨值分別折讓約16.20%及約9.99%，相對低於(i)較回顧期間內每股恒基發展股份之恒基發展經調整有形資產淨值出現之最低買賣折讓；(ii)較物業私有化先例中該等公司之每股有形資產淨值出現之平均折讓；及(iii)恒基地產股份於最後交易日及最後實際可行日期之每股收市價，較每股恒基地產股份之恒基地產經調整有形資產淨值出現之折讓分別約40.01%及約35.56%；

- 根據每股恒基地產股份之恒基地產經調整有形資產淨值港幣57.34元，及按每持有2.5股計劃股份可獲發1股恒基地產股份之註銷代價計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

- 在未經恒基地產批准或獲得其支持之情況下，似乎不會有第三方就計劃股份而提出要約或建議；

- 於二零零四年及二零零五年，相對於恒基發展集團而言，恒基地產集團在純利及邊際純利方面有較高之年度增長率；及

- 於過去五年，相對於恒基發展集團而言，恒基地產集團有較高之平均派息率。

經考慮上述各項後，吾等認為，就獨立少數股東整體而言，該建議之條款(特別是註銷代價)乃屬公平合理。因此，吾等推薦建議獨立董事建議獨立少數股東投票贊成有關決議案(將於法院指令會議及股東特別大會上提呈，以批准該計劃及實行該建議)。

此致

獨立董事　台照

代表	代表
百德能證券有限公司	**百德能證券有限公司**
董事總經理	**董事**
劉志敏	**黎樹勳**
謹啟	謹啟

二零零五年十二月二十二日

結論及推薦建議

在達致吾等之意見時，吾等已考慮上述主要因素及原因，特別是下列各項因素：

- 由二零零三年至二零零五年，恒基發展集團之營業額及經營溢利之年度增長率出現下跌趨勢；
- 香港中華煤氣(恒基發展集團主要溢利貢獻之聯營公司)由二零零二年至二零零四年錄得低純利增長及邊際純利下跌。同期，恒基發展聯營公司之盈利貢獻則有增長；
- 恒基發展集團之未來派息率並不明確，且股息率於過去五個年度均向下調；
- 根據該建議可就每持有2.5股計劃股份獲發一股恒基地產股份之換股比率，較直至最後交易日(包括該日)止10個、30個、60個、90個及120個交易日，恒基地產股份之每股平均收市價與恒基發展股份之平均收市價之間之過往比率出現溢價約29.2%及約38.2%；
- 最後實際可行日期隱含價值較恒基發展股份由二零零五年五月一日起至最後實際可行日期止之最高每日收市價出現溢價；
- 最後交易日隱含價值較直至最後交易日(包括該日)止10個、30個、60個及120個交易日止，一股恒基發展股份之最低及最高平均每日收市價溢價約29.20%及約25.89%；
- 最後交易日隱含價值較恒基發展股份於最後實際可行日期之收市價溢價約5.57%。
- 以最後實際可行日期隱含價值代表之市盈率，高於恒基發展股份於最後實際可行日期、最後交易日，及直至最後交易日(包括該日)止30個、60個及90個交易日之市盈率；
- 恒基發展股份之平均每月交投量，普遍低於恒基地產股份及恒基發展可資比較公司股份之交投量；
- 最後交易日隱含價值及最後實際可行日期隱含價值較每股恒基發展股份之過往有形資產淨值分別溢價約78.70%及約91.95%，相對高於回顧期間內較每股恒基發展股份之過往有形資產淨值出現之最高買賣溢價；

下圖顯示由二零零二年十一月一日至二零零五年十月一日止，香港之寫字樓資本值及租金值指數：

圖13：香港寫字樓資本值及租金值指數


仲量聯行香港物業指數
(二零零一年一月 = 100)
160
140
120
100
80
60
40
20
整體寫字樓資本值
整體寫字樓租金值
02年11月1日
03年2月1日
03年5月1日
03年8月1日
03年11月1日
04年2月1日
04年5月1日
04年8月1日
04年11月1日
05年2月1日
05年5月1日
05年8月1日
05年10月1日

資料來源：仲量聯行

誠如上圖13所顯示，自二零零四年初以來，香港之整體寫字樓資本值已大幅上升。受惠於香港之商業活動持續增加，市場對香港辦公空間之需求亦大幅上調。根據仲量聯行(為一間房地產服務及投資管理公司)，香港之整體寫字樓空置率，由二零零三年七月約11.1%下跌至二零零五年十月約6.2%。此外，甲級寫字樓之供應緊張，亦導致二零零五年之整體寫字樓租金價格增加。於二零零五年十月底，整體寫字樓租金按年計激升74.6%。

根據香港人力資源管理學會(一間自願專業人力資源管理機構)進行之調查，在74間受訪之企業中，41間計劃於二零零六年將薪金上調平均2.8%，分別較二零零四年及二零零五年錄得之1.0%及1.9%為高。該等統計數字證明香港近年來之經濟增長已逐漸步向收入增長，可能會有助促進本地消費，以及整體香港物業市場之發展。

由於上述各項，吾等認為，倘若上述之物業市場趨勢持續，對香港物業市場之前景維持正面之觀感乃屬合理。

(h) 香港物業市場概覽

自二零零四年初以來，以資本值計算，香港住宅物業市場呈現強勁增長。根據土地註冊處最近期公佈之數字顯示，由二零零五年一月至十月止期間，一手及二手住宅物業之買賣協議數目已增加約14.1%至92,628間或逐年增加約29.8%，價值增加至約港幣2,827億元。誠如下圖12所顯示，儘管回顧期間後期出現溫和調整，豪華住宅物業之資本值及一般住宅物業之資本值自二零零四年初至二零零五年十月一日止已大幅增加。

圖12：香港豪華及一般住宅物業之資本值指數


仲量聯行香港物業指數
(二零零一年一月 = 100)
160
140
120
100
80
60
豪華住宅物業之資本值
一般住宅物業之資本值
02年11月1日
03年2月1日
03年5月1日
03年8月1日
03年11月1日
04年2月1日
04年5月1日
04年8月1日
04年11月1日
05年2月1日
05年5月1日
05年8月1日
05年10月1日

資料來源：仲量聯行

此外，由於受到來自中國大陸各地及海外之遊客人數增加所支持，自二零零四年初以來，香港物業市場已錄得令人滿意之成績。另外，於二零零五年九月，失業率回落到三年以來約5.5%之低位。

由於上述各項，受強勁之本地消費及旅遊業暢旺所支持，香港物業之資本值自二零零四年初以來有相當增長。

(g) 該建議之攤薄影響

下表乃摘錄自計劃文件之說明函件，當中載列恒基地產於最後實際可行日期及緊隨該建議完成後之股權架構：

表17：該建議完成前及完成後恒基地產之股權架構

恒基地產股東	於最後實際可行日期 恒基地產 股份數目	%	該建議完成後 恒基地產 股份數目	%
恒基兆業及其全資附屬公司	1,117,143,200	61.56	1,097,544,775 (附註)	52.42
李兆基	–	–	13,911,974	0.66
富生	192,500	0.01	2,438,559	0.12
香港中華煤氣	5,602,600	0.31	5,602,600	0.27
其他現有恒基地產股東	691,641,700	38.12	691,641,700	33.03
獨立少數股東	–	–	276,027,788	13.18
除外人士(不包括李兆基及富生)	–	–	6,647,592	0.32
合計	1,814,580,000	100.00	2,093,814,988	100.00

附註： 由於恒基兆業將根據該計劃向計劃股份(由關連人士實益擁有)持有人轉讓恒基地產股份，因此，恒基兆業及其全資附屬公司所持有之恒基地產股份數目，將於該建議完成後減少19,598,425股。

誠如說明函件所述，除恒基地產可換股票據外，恒基地產概無任何已發行之購股權、認股權證或可換股證券。於最後實際可行日期，本金總額達港幣5,561,300,000元之恒基地產可換股票據已經贖回，尚餘本金總額達港幣188,700,000元之恒基地產可換股票據，且並無任何恒基地產可換股票據已轉換為恒基地產股份。

恒基地產董事局注意到，配發及發行新恒基地產股份，將導致恒基地產現有股東之股權攤薄約13.34%，而恒基地產董事局認為該等股權攤薄就該建議而言屬可予接受。

誠如恒基發展董事局發出之函件所述，於二零零五年十一月二十四日已公佈，恒基兆業曾向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

誠如上圖11所顯示，吾等留意到，於回顧期間內所有時間，恒基地產股價較每股恒基地產股份之恒基地產有形資產淨值之溢價，低於恒基發展股價較每股恒基發展股份之恒基發展有形資產淨值之溢價。此外，恒基地產股份於最後交易日之收市價港幣34.40元較每股恒基地產股份之恒基地產有形資產淨值折讓約5.21%，低於最後交易日隱含價值較每股恒基發展股份之恒基發展有形資產淨值溢價約78.70%。

恒基發展股份於最後交易日之收市價，較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約35.14%，而恒基地產股份於最後交易日之收市價則較每股恒基地產股份之恒基地產經調整有形資產淨值折讓約40.01%。

此外，務請注意，每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按每持有2.5股計劃股份可獲發1股恒基地產股份之註銷代價計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

鑑於上文所述，經考慮該建議之換股比率後，該建議可視為少數股東按較其經調整有形資產淨值出現較高折讓及按較高之每股股份經調整有形資產淨值，將彼等於恒基發展之投資轉換為其他投資。

(f) **未來意向**

誠如說明函件所述，恒基地產無意終止恒基發展集團之業務或對其作任何重要改動，包括不會於不久將來重新調配恒基發展集團之固定資產，並會繼續聘用恒基發展集團之僱員，惟於恒基發展集團之正常業務範圍內進行者除外。鑑於投資者對於近期在聯交所上市之領匯房地產投資信託基金之投資反應殷切，故恒基地產已獲多家財務機構接觸，提及有關透過首次公開發售房地產投資信託單位，將恒基地產集團之若干房地產資產(可能包括恒基發展集團之資產)撥售之建議。該等建議中所包括之資產，可能主要為恒基地產集團(不包括恒基發展集團)之資產，以及恒基發展集團之某些資產。恒基地產董事局或恒基發展董事局對於是否進行或何時進行有關建議等方面尚未有作出決定，惟各董事局將視乎市況而繼續考慮有關建議，並將於決定進行有關建議時，遵守一切適用之披露規定。

誠如上表16所列示，恒基地產於最後交易日按5.75倍之市盈率買賣，而恒基地產可資比較公司則按約10.82倍之平均市盈率買賣。於最後交易日，恒基地產可資比較公司之市盈率介乎最低之6.03倍至最高之17.17倍不等，而恒基地產於最後交易日之市盈率乃低於恒基地產可資比較公司之平均市盈率。

此外，吾等留意到，恒基地產按較其於最後交易日每股恒基地產股份之恒基地產經調整有形資產淨值港幣57.34元折讓約40.01%之價格買賣，而恒基地產可資比較公司則按較彼等之資產淨值平均折讓約9.12%之價格買賣。吾等留意到，恒基地產股份之價格較最後實際可行日期每股恒基地產之恒基地產經調整有形資產淨值出現之折讓，屬於恒基地產可資比較公司之折讓範圍內。

下圖11列示回顧期間內每股恒基發展股份之恒基發展有形資產淨值及每股恒基地產股份之恒基地產有形資產淨值，分別較恒基發展及恒基地產之每日收市股價出現之溢價或折讓：

圖11：回顧期間內每股恒基發展股份之恒基發展有形資產淨值及每股恒基地產股份之恒基地產有形資產淨值分別較恒基發展及恒基地產之每日收市股價出現之溢價或折讓


80%
60%
40%
20%
0%
-20%
-40%
-60%
恒基發展
恒基地產
最後交易日
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊及恒基發展與恒基地產之二零零三年、二零零四年及二零零五年年報及賬目

(e) 恒基地產可資比較公司

在吾等分析中，吾等已將恒基地產及其可資比較公司之市盈率及較其綜合資產淨值出現之溢價或折讓作出比較。吾等已識別六間公司(「恒基地產可資比較公司」)，全部均為(i)在聯交所上市；(ii)於香港主要從事物業發展及投資業務；(iii)不包括H股公司；及(iv)於最後交易日之市值逾港幣300億元。

下表16載列於最後交易日，各間恒基地產可資比較公司之市盈率之比較

表16：買賣市盈率及較恒基地產及恒基地產可資比較公司股價之資產淨值出現之溢價或折讓

	於最後交易日之收市股價	於最後交易日之市值	最近公佈之經審核綜合資產淨值	最近公佈之每股經審核資產淨值	較每股股價之資產淨值出現之溢價或折讓	於最後交易日股價之市盈率
	港幣	港幣十億元	港幣十億元	港幣	%	倍
長江實業(集團)有限公司	80.35	186.10	184.62	79.71	0.80	15.03
恒隆地產有限公司	11.15	41.31	40.64	11.03	1.09	6.03
恒基發展	10.65	30.00	46.27[1]	16.42[2]	(35.14)[2]	8.59
新世界發展有限公司	9.50	33.17	61.66	17.66	(46.21)	11.10
信和置業有限公司	8.45	36.52	34.63	7.96	6.16	6.99
新鴻基地產發展有限公司	74.15	178.05	150.15	62.54	18.56	17.17
平均					**(9.12)**	**10.82**
恒基地產	**34.40**	**62.42**	**104.05[3]**	**57.34[4]**	**(40.01)[4]**	**5.75**

附註1：此等數字指恒基發展經調整有形資產淨值。

附註2：此等數字按照恒基發展經調整有形資產淨值計算。

附註3：此等數字指恒基地產經調整有形資產淨值。

附註4：此等數字按照恒基地產經調整有形資產淨值計算。

資料來源：彭博資訊、恒基地產可資比較公司最近期刊發之年報或中期報告

(d) 流通性

下表載列由二零零五年五月一日起至最後實際可行日期(包括該日)止期間，恒基地產股份之交投量：

表15：由二零零五年五月一日至最後實際可行日期止期間，恒基地產股份及恒基發展股份之平均每日交投量

	恒基地產股份		恒基發展股份	
	恒基地產股份之每月交投量	恒基地產股份之每月交投量佔已發行恒基地產股份總數之百分比[1]	恒基發展股份之每月交投量	恒基發展股份之每月交投量佔已發行恒基發展股份總數之百分比[2]
		%		%
二零零五年				
五月	54,534,633	3.01	50,811,420	1.80
六月	59,551,584	3.28	116,811,021	4.15
七月	63,995,955	3.53	43,458,872	1.54
八月	71,090,503	3.92	30,855,419	1.10
九月	46,415,756	2.56	13,221,294	0.47
十月	83,612,016	4.61	23,163,543	0.82
－由十一月一日至最後交易日	14,932,839	0.82	2,904,000	0.10
－於最後交易日後及直至最後實際可行日期(包括該日)止[3]	188,788,228	10.40	149,817,225	5.32

附註1： 根據最後實際可行日期1,814,580,000股已發行恒基地產股份計算。

附註2： 根據最後實際可行日期2,817,327,395股已發行恒基發展股份計算。

附註3： 包括合共27個交易日。

資料來源： 彭博資訊

上表15顯示由二零零五年五月一日至最後實際可行日期(包括該日)止，恒基地產股份及恒基發展股份之平均每日交投量。吾等留意到，於此回顧期間內，恒基地產股份之平均每月交投量，遠高於恒基發展股份之平均每月交投量。

在吾等分析中，吾等亦已將恒基地產股份之股價表現與恒生指數進行比較。誠如下圖10所顯示，於回顧期間內，恒基地產之股價遠整體上較恒生指數之表現理想。

圖10：恒基地產股價表現與恒生指數之比較


恒基地產
恒生指數
最後交易日
80%
60%
40%
20%
0%
-20%
-40%
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源： 彭博資訊

(c) 恒基地產之股價表現

下圖9顯示回顧期間內恒基地產股份之每日收市價。

圖9：恒基地產之股價表現


港幣
45
40
35
30
25
20
15
0
二零零二年十一月五日：
港幣25.1元
最後實際可行
日期：港幣36.95元
最後交易日
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

誠如上圖9所顯示，於回顧期間內，恒基地產股份之股價上升約47.21%。

(b) 股息

下表列示恒基地產截至二零零五年六月三十日止過去五個財政年度之股息相關統計數字：

表14：恒基地產股份之股息相關統計數字

截至六月三十日止年度	每股恒基地產股份之股息	每股恒基地產股份之盈利	派息率	恒基地產股份之平均每日收市價	平均股息率
	港幣	港幣	%	港幣	%
二零零一年	1.10	2.55	43.14	38.36	2.87
二零零二年	0.80	1.25	64.00	32.48	2.46
二零零三年	0.80	1.18	67.80	24.12	3.32
二零零四年	0.90	3.46	26.01	33.28	2.70
二零零五年	1.00	5.98	16.72	36.54	2.74

資料來源：彭博資訊、恒基地產二零零一年至二零零五年年報及賬目

誠如上表14所顯示，雖然由二零零一年至二零零二年每股恒基地產股份股息下跌，每股恒基地產股份股息由二零零三年之港幣0.80元增至二零零五年之港幣1.00元，相當於平均年度增長率約12.5%。然而，恒基地產股份之派息率，由二零零一年約43.14%下跌至二零零五年約16.72%。此外，股息率亦由二零零一年約2.87%減少至二零零五年約2.74%。

根據上表5及14，吾等留意到最近幾年，恒基發展集團及恒基地產集團之派息率均有下跌趨勢。此外，在過去五個財政年度，恒基發展集團及恒基地產集團之平均派息率分別約為32.0%及43.5%。因此，吾等認為，該建議讓少數股東有機會將彼等較低平均派息率之投資，轉換為過去幾年有相對較高平均派息率之其他投資，故符合獨立少數股東之整體利益。

下表13概述了恒基地產集團截至二零零五年六月三十日止三個財政年度之經審核綜合業績：

表13：恒基地產集團截至二零零五年六月三十日止三個財政年度之財務摘要

	截至六月三十日止年度			百分比變動	
				二零零四年／	二零零五年／
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年
	港幣千元 (重列)	港幣千元 (重列)	港幣千元	%	%
營業額	7,667,464	6,727,118	5,833,261	(12.26)	(13.29)
毛利	2,380,947	2,603,378	2,918,615	9.34	12.11
經營溢利	1,254,774	2,444,819	1,763,834	94.84	(27.85)
應佔聯營公司業績	1,444,946	1,786,762	3,315,331	23.66	85.55
除稅前溢利	3,325,716	8,168,096	14,732,414	145.60	80.37
純利	2,032,573	6,173,343	10,853,521	203.72	75.81
邊際毛利(%)	31.05	38.70	50.03	不適用	不適用
邊際純利(%)	26.51	91.77	186.06	不適用	不適用

資料來源：恒基地產二零零四年及二零零五年年報及賬目

雖然恒基地產集團於過去三個財政年度之營業額呈下跌趨勢，其純利、邊際毛利及邊際純利於同期大幅增加。邊際毛利及邊際純利有如此增長情況，原因乃(其中包括)相對於上年度而言，二零零五年香港地產市場整體上較為活躍，且本港樓價亦見急升。根據恒基地產之二零零五年年報所載，截至二零零五年六月三十日止財政年度，物業銷售及租金收入分別佔恒基地產集團營業總額約32.31%及35.95%。二零零四年及二零零五年，此兩項業務對恒基地產集團之營業額作出最大貢獻。此外，恒基地產集團應佔聯營公司溢利由二零零四年約港幣17.87億元增至二零零五年約港幣33.15億元。年度增長率約85.55%之主要原因乃由於恒基地產集團之兩間聯營公司香港中華煤氣及美麗華於二零零五年之稅前溢利，分別大幅增長約57%及約28%。

根據上表3及13，吾等留意到，恒基地產集團於二零零四年及二零零五純利之年度增長率分別約203.72%及約75.81%，乃超過恒基發展集團於同一財政年度之年度增長率。此外，於二零零四年及二零零五年，恒基地產集團邊際純利之年度增長，亦較恒基發展集團者為高。因此，該建議讓少數股東有機會將彼等較低增長之投資，轉換為較高增長之投資，故符合獨立少數股東之整體利益。

誠如上圖8所列示，一股恒基發展股份之價格由最後交易日之收市價港幣10.65元，增加至直至最後實際可行日期（包括該日）止之高位約港幣14.00元。儘管如此，該建議項下之註銷代價之隱含價值，仍然較同一期間一股恒基發展股份之最高每日收市價為高。

就該等欲於該建議之前或之後分散彼等之恒基發展投資之少數股東而言，在釐定彼等投資之潛在變現淨值時，必須考慮出售恒基發展股份所涉及之交易費用。

提出另一項收購建議之可能性

根據説明函件所述，恒基地產現無意終止恒基發展集團之業務或就該等業務作出重大變動，包括於不久將來任何重新調配恒基發展集團之固定資產，以及繼續聘用恒基發展集團之僱員；惟於恒基發展集團之正常業務範圍內進行者除外。此外，恒基地產無意出售或促使任何控股人士出售彼等於恒基發展之任何權益。

因此，獨立少數股東應注意，在並無得到恒基地產之支持下，將不大可能會有第三方就計劃股份提出收購或建議。因此，倘若該建議失效，恒基發展股份之價格可能會回復至其過往成交水平及交投量。吾等認為，該建議讓少數股東有機會按溢價變現彼等於恒基發展股份之投資（不論所變現之持股量有多少）。該建議及其條款符合獨立少數股東之整體利益。

有關恒基地產股份之代價

根據計劃股份之持有人將有權就每持有2.5股計劃股份獲發1股恒基地產股份作為註銷代價，吾等向該等有意接納註銷代價並成為恒基地產股東之獨立少數股東介紹關於恒基地產若干方面之資料。

(a) *恒基地產之業務*

恒基地產是一間於香港註冊成立之有限公司，而恒基地產股份及其前身自一九八一年起已在聯交所及其前身上市。恒基地產是一間投資控股公司，其附屬公司之主要業務活動包括物業發展及投資、項目管理、樓宇建築、物業管理、基建、酒店經營、百貨店經營、金融及投資控股。恒基地產之業務地區集中，其所有業務經營均位於香港及中國。

從上表12所述，吾等留意到私有化先例所提呈之平均註銷或收購價，較有關公司每股有形資產淨值溢價約187.92%。由於私有化先例包括之公司較適合以「盈利基準」而非「資產基準」進行估值，故此這未必是適當之比較參數。因此，一個較為適當之比較參數將為參考物業私有化先例。誠如上文表12所述，較物業私有化先例中該等公司之每股有形資產淨值出現之平均折讓約為28.06%，而最後交易日隱含價值則較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約16.20%。吾等亦留意到，最後交易日隱含價值較恒基發展股份於最後交易日之收市價出現之溢價，乃屬物業私有化先例之範圍內。因此，吾等認為最後交易日隱含價值屬公平合理。

註銷代價之隱含價值之分析

下圖8列示於最後交易日至最後實際可行日期，恒基發展股份之每日收市價，相對於由恒基地產股份每日收市價而釐訂之註銷代價之隱含價值而言之變動：

圖8：最後交易日後之恒基發展股份價格與註銷代價之隱含價值之比較


港幣
16
15
14
13
12
11
10
註銷代價之隱含價值
恒基發展股價
最後交易日
05年11月10日
05年11月11日
05年11月14日
05年11月15日
05年11月16日
05年11月17日
05年11月18日
05年11月21日
05年11月22日
05年11月23日
05年11月24日
05年11月25日
05年11月28日
05年11月29日
05年11月30日
05年12月1日
05年12月2日
05年12月5日
05年12月6日
05年12月7日
05年12月8日
05年12月9日
05年12月13日
05年12月14日
05年12月15日
05年12月16日
最後實際可行日期

資料來源：彭博資訊

雖然吾等留意到，私有化先例及物業私有化先例涉及之公司，在營運及業務方面可能與恒基發展不同，但就比較私有化先例之條款而言，私有化先例及物業私有化先例均提供現行指示性市價範圍及平均數，作為主要之評估參數。下表概述了私有化先例及物業私有化先例之主要統計數字：

表12：私有化先例及物業私有化先例之主要統計數字

公司	主要業務	註銷／收購價 港幣	公佈日期	較平均收市股價出現之溢價 % 最後交易日	30個交易日	90個交易日	120個交易日	私有化先例之每股經調整綜合有形資產淨值 港幣	收購價較每股經調整綜合有形資產淨值出現之溢價／(折讓)%
鵬利國際集團有限公司[1]	物業投資及發展	0.74	二零零三年五月三日	72.09	74.46	73.66	79.99	1.34	(44.78)
晉利地產金融有限公司[1]	物業投資及發展	15.00	二零零三年五月二十一日	59.57	70.84	90.40	73.78	11.49	30.55
太平協和集團有限公司[1]	製造、物業投資及發展	0.65	二零零三年五月二十六日	51.16	60.89	46.40	49.15	1.83	(64.48)
其士建築集團有限公司[1]	建築服務及保養	0.25	二零零三年十月三十一日	16.28	23.76	58.23	73.66	0.32	(21.88)
第一珍寶(集團)有限公司	提供電器設備	0.70	二零零四年十月十三日	125.81	133.33	125.81	123.23	1.32	(46.97)
The Kwong Sang Hong International Limited[1]	物業買賣及租賃	1.25	二零零四年十一月四日	5.04	36.17	64.04	66.46	1.83	(31.69)
中國石化北京燕化石油化工股份有限公司	石化業務	3.80	二零零四年十二月二十九日	10.95	23.88	28.98	31.36	1.82	108.79
和記環球電訊控股有限公司	電訊服務	0.65	二零零五年五月三日	36.84	43.33	44.55	46.93	0.034[2]	1,797.81
恒基中國集團有限公司[1]	物業投資及發展	8.00	二零零五年五月十九日	66.67	64.27	68.42	76.20	12.51	(36.05)
私有化先例									
平均				49.38	58.99	66.72	68.97		187.92
物業私有化先例									
平均				45.14	55.07	66.86	69.88		(28.06)
最高				72.09	74.46	90.40	79.99		30.55
最低				5.04	23.76	46.40	49.15		(64.48)
以最後交易日隱含價值表示之恒基發展	物業投資及發展、投資控股、基建、酒店及百貨店業務、保安服務及資訊科技發展	13.76[5]	二零零五年十一月九日	29.20	27.17	25.32	25.89	16.42[3]	(16.20)
以最後實際可行日期隱含價值表示之恒基發展[4]		14.78[6]						16.42[3]	(9.99)

附註1： 物業私有化先例

附註2： 此交易並無披露經調整綜合有形資產淨值，故使用資產淨值。

附註3： 此數據指恒基發展經調整有形資產淨值。

附註4： 僅供說明用途。

附註5： 根據最後交易日隱含價值計算。

附註6： 根據最後實際可行日期隱含價值計算。

資料來源： 彭博資訊、上述私有化先例之公佈及收購建議文件

由於恒基發展於最後交易日之市值及恒基發展經調整有形資產淨值分別約為港幣300億元及約港幣462.7億元，吾等認為，與該等市值與資產淨值低於港幣1,000億元之恒基發展可資比較公司進行比較可能較為有意義。因此，於最後交易日，該等市值與資產淨值低於港幣1,000億元之恒基發展可資比較公司之收市價較每股資產淨值出現之平均折讓約為2.67%。

恒基發展股份之價格於最後交易日及最後實際可行日期較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約35.14%及約14.74%。與此同時，最後交易日隱含價值及最後實際可行日期隱含價值分別較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約16.20%及約9.99%。因此，吾等相信，在並無進行該建議之情況下，少數股東將會難以實現最後交易日隱含價值及最後實際可行日期隱含價值分別較恒基發展股份之恒基發展經調整有形資產淨值出現折讓約16.20%及約9.99%之套現價。有鑑於此，吾等認為，註銷代價屬公平合理，並符合獨立少數股東之整體利益。

私有化先例

在評估註銷代價之價值是否公平合理時，吾等亦已將最後交易日隱含價值代表之溢價或折讓，與香港最近進行之其他私有化活動進行比較。

吾等已審核及識別自二零零三年一月一日起直至最後交易日(包括該日)止期間，已公佈並成功完成之合共九項關於聯交所主板上市公司之私有化活動(「私有化先例」)。吾等更特別審核只適用於聯交所上市物業發展及投資公司之私有化先例(「物業私有化先例」)。

恒基發展可資比較公司

為協助評估最後交易日隱含價值較恒基發展相關資產出現之溢價或折讓是否公平合理，吾等已與恒基發展可資比較公司進行比較。於最後交易日，恒基發展可資比較公司之市值由約港幣220.1億元至約港幣3,154.9億元不等，而資產淨值(根據最近期經審核綜合賬目計算)介乎約港幣123.8億元至約港幣616.6億元不等。下表列示恒基發展可資比較公司之股價較恒基發展可資比較公司及恒基發展之資產淨值出現之溢價或折讓水平：

表11：較恒基發展可資比較公司股價之資產淨值出現溢價或折讓

公司	於最後交易日之股份收市價	於最後交易日之市值	最近公佈之資產淨值[3]	最近公佈之每股資產淨值	較每股股價之資產淨值出現溢價／(折讓)
	港幣	港幣十億元	港幣十億元	港幣	%
長江實業(集團)有限公司[4]	80.35	186.10	184.62	79.71	0.80
恒隆地產有限公司	11.15	41.31	40.64	11.03	1.09
恒基地產	34.40	62.42	104.07[1]	57.34[1]	(40.01)
和記黃埔有限公司[4]	74.00	315.49	255.11	59.84	23.66
嘉里建設有限公司	20.00	24.23	23.63	19.50	2.56
新世界發展有限公司	9.50	33.17	61.66	17.66	(46.21)
信和置業有限公司	8.45	36.52	34.63	7.96	6.16
新鴻基地產發展有限公司[4]	74.15	178.05	150.15	62.54	18.56
太古股份有限公司「A」[4]	70.05	103.47	84.75	57.23	22.40
尖沙咀置業集團有限公司	15.80	22.01	12.38	8.89	77.73
九龍倉集團有限公司	27.40	67.07	62.81	25.67	6.74
會德豐有限公司	12.60	25.60	36.28	17.86	(29.45)
平均					**3.67**
市值低於港幣1,000億元之公司之平均數					**(2.67)**
恒基發展股份於最後交易日之收市價與每股恒基發展股份之恒基發展經調整有形資產淨值之比較	**10.65**	**30.00**	**46.27[6]**	**16.42[6]**	**(35.14)**
以最後交易日隱含價值表示之恒基發展	**13.76[2]**	**38.77[2]**	**46.27[6]**	**16.42[6]**	**(16.20)**
以最後實際可行日期隱含價值表示之恒基發展	**14.78[5]**	**41.64[5]**	**46.27[6]**	**16.42[6]**	**(9.99)**

附註1： 此數字指恒基地產經調整有形資產淨值。

附註2： 按照最後交易日隱含價值計算。

附註3： 由於恒基發展可資比較公司之經調整有形資產淨值並非公開披露之資料，故吾等進行分析時使用了恒基發展可資比較公司之資產淨值。

附註4： 市值超過港幣1,000億元之公司。

附註5： 根據最後實際可行日期隱含價值計算。

附註6： 此數據指恒基發展經調整有形資產淨值。

資料來源： 彭博資訊，以及恒基發展可資比較公司之最近期年報及賬目以及中期報告

根據計劃文件附錄一，恒基發展經調整有形資產淨值約為港幣462.7億元，相等於每股恒基發展股份約港幣16.42元。吾等已於直至最後實際可行日期（包括該日）止之上一個財政年度，將每日之每股恒基發展股份之恒基發展經調整有形資產淨值與其每日收市價進行比較。下文圖7列示於回顧期間之有關折讓情況。

圖7：恒基發展股份之每日收市價較每股恒基發展股份之恒基發展經調整有形資產淨值出現之折讓


0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-45%
-50%
最後實際可行日期
以最後交易日隱含價值代表之折讓約16.20%
於二零零四年十二月二十四日之最低折讓約27.83%
最後交易日
於二零零四年七月十五日之最高折讓約44.58%
04年7月1日
04年8月1日
04年9月1日
04年10月1日
04年11月1日
04年12月1日
05年1月1日
05年2月1日
05年3月1日
05年4月1日
05年5月1日
05年6月1日
05年7月1日
05年8月1日
05年9月1日
05年10月1日
05年11月1日
05年12月1日
最後實際可行日期

資料來源：彭博資訊，以及恒基發展二零零三年、二零零四年及二零零五年之年報及賬目

吾等留意到，於回顧期間內，恒基發展股份之每日收市價一律按較恒基發展經調整有形資產淨值出現折讓之價格進行買賣。折讓範圍由二零零四年十二月二十四日之最低約27.83%至二零零四年七月十五日之最高約44.58%，表示市場於過去三年評估恒基發展股份價值，乃較其相關投資之價值折讓約27.83%至44.58%。

最後交易日隱含價值較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約16.20%。此外，最後實際可行日期隱含價值為每股恒基發展股份港幣14.78元，乃根據恒基地產股份於最後實際可行日期之收市市價計算，較恒基發展經調整有形資產淨值折讓約9.99%。

因此，最後交易日隱含價值與最後實際可行日期隱含價值均相當於恒基發展股份之價值，高於市場於最後交易日及最後實際可行日期賦予恒基發展股份之市值。此外，最後交易日隱含價值及最後實際可行日期隱含價值亦較恒基發展經調整有形資產淨值出現折讓，惟有關折讓均低於由二零零四年七月一日起至最後交易日止期間內，恒基發展股份之每日收市價較每股恒基發展股份之恒基發展經調整有形資產淨值之最低折讓約27.83%。因此，儘管較恒基發展經調整有形資產淨值出現折讓，吾等認為折讓水平乃可予接受。

圖6：較恒基發展股份之過往有形資產淨值出現之溢價或折讓


100%
80%
60%
40%
20%
0%
-20%
以最後交易日隱含價值代表
之溢價約78.70%
最後實際可行日期
於二零零四年十二月二十四日之最高買賣溢價約53.90%
較每股恒基發展股份之
過往有形資產淨值出現之
溢價或折讓
最後交易日
於二零零二年十一月五日之最高買賣折讓約8.32%
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源： 彭博資訊

誠如上文圖6所示，於過去三年之大部分日子內，恒基發展股份乃按較每股恒基發展股份之過往有形資產淨值出現溢價之價格買賣。於公佈刊發日期前，於二零零四年十二月二十四日較每股恒基發展股份之過往有形資產淨值為高之最高買賣溢價約為53.90%，而於二零零二年十一月五日較每股恒基發展股份當時之過往有形資產淨值出現之最高買賣折讓約為8.32%。於最後交易日，收市價較每股恒基發展股份之過往有形資產淨值溢價約38.31%。於最後實際可行日期，收市價較每股恒基發展股份之過往有形資產淨值溢價約81.82%，低於最後實際可行日期隱含價值較每股恒基發展股份之過往有形資產淨值出現之約91.95%溢價。因此，吾等認為，註銷代價為合理，並符合獨立少數股東之整體利益。

恒基發展經調整有形資產淨值

恒基發展經調整有形資產淨值乃計及恒基發展集團於二零零五年十月三十一日應佔物業權益估值所產生之盈餘淨額約港幣56億元，以及恒基發展之上市聯營公司，即香港中華煤氣、美麗華及香港小輪於二零零五年十月三十一日之市值分別約港幣892億元、約港幣56億元及約港幣32億元。戴德梁行發出之估值函件及證書載於計劃文件附錄三。

於最後交易日前之六個月期間內，恒基發展股份之每月交投量呈現下跌趨勢，由二零零五年六月錄得之最高交投量達恒基發展已發行股本約4.15%，跌至二零零五年九月相當於恒基發展已發行股本約0.47%。由最後交易日直至最後實際可行日期(包括該日)止期間，恒基發展股份之交投量已大幅增加，十一月份之交投量約為恒基發展已發行股本之約3.20%。根據二零零五年五月至十月之交投量，倘若該建議被撤回或告失效，吾等認為不大可能持續錄得二零零五年十一月相對較活躍之交投量。

在吾等之分析中，吾等亦已將恒基發展股份之交投量與恒基發展可資比較公司股份之交投量進行比較。吾等留意到，由二零零五年五月至十月，恒基發展可資比較公司之每月交投量，平均佔可資比較公司各自之已發行股份數目約5.32%。此外，於同一回顧期內，恒基發展股份之每月交投量，平均佔恒基發展已發行股份總數之約1.65%。

由於刊發公佈前之交投量相對較低，少數股東不可能於恒基發展股份市價不被壓價之情況下，大批拋售彼等持有之恒基發展股份。因此，該建議是少數股東可按最後交易日隱含價值將彼等之恒基發展股權轉換成恒基地產股份之良機。因此，吾等認為，由於該建議讓少數股東有機會按較市價出現溢價之價格出售彼等於恒基發展之股權(即使彼等可能持有大量股份)，該建議乃符合獨立少數股東之整體利益。

有形資產淨值

誠如計劃文件附錄一所列示，於二零零五年六月三十日之恒基發展有形資產淨值約為港幣217億元，相當於每股恒基發展股份約港幣7.70元。吾等已根據恒基發展於回顧期間之最近期公佈經審核賬目，評估恒基發展股份之每日收市價與每股恒基發展股份之有形資產淨值。根據恒基發展股份每日收市價及每股恒基發展股份之過往有形資產淨值計算，以下圖6列示較每股恒基發展股份之過往有形資產淨值出現之溢價或折讓。

於最後交易日後及直至最後實際可行日期(包括該日)為止期間，恒基發展股份之每日收市價上升至二零零五年十二月十六日及最後實際可行日期之港幣14.00元。然而，倘若該建議被撤銷或告失效，則不能夠保證恒基發展股份之股價將會維持於現有水平，市盈率因而可能會回落至較低水平。

根據恒基發展股份近期之市盈率，該建議為少數股東提供可按較高市盈率將彼等於恒基發展之投資轉換之機會。有見及此，吾等認為該建議符合獨立少數股東之整體利益及註銷代價屬公平合理。

流通性

下表載列由二零零五年五月一日直至最後實際可行日期(包括該日)止期間恒基發展股份之交投量：

表10：由二零零五年五月一日至最後實際可行日期止期間恒基發展股份之交投量

二零零五年	恒基發展股份之每月交投量	恒基發展股份之每月交投量佔已發行恒基發展股份總數之百分比[1]	每間恒基發展可資比較公司之每月交投量佔彼等各自之已發行股份數目之平均百分比
		%	%
五月	50,811,420	1.80	3.24
六月	116,811,021[2]	4.15	7.13
七月	43,458,872	1.54	6.33
八月	30,855,419	1.10	5.36
九月	13,221,294	0.47	4.55
十月	23,163,543	0.82	5.32
一由十一月一日至最後交易日	2,904,000	0.10	0.93
一於最後交易日後及直至最後實際可行日期(包括該日)止[3]	149,817,225	5.32	6.67

附註1： 根據最後實際可行日期2,817,327,395股已發行恒基發展股份計算。

附註2： 根據恒指服務有限公司於二零零五年五月十三日刊發之新聞稿，恒基發展自二零零五年六月六日起自恒生地產分類指數之名單中被剔除。

附註3： 包括合共27個交易日。

資料來源： 彭博資訊

吾等從上表之資料得知，恒基發展股份於最後交易日之市盈率約為8.59倍，較平均市盈率約11.82倍低，但介乎恒基發展可資比較公司之市盈率約5.75倍至約19.56倍範圍之內。此外，最後交易日隱含價值代表恒基發展股份較高之市盈率約11.10倍，接近恒基發展可資比較公司之平均市盈率。以最後交易日隱含價值代表之市盈率，高於恒基發展股份於最後交易日；以及直至最後交易日(包括該日)止30個、60個及90個交易日之市盈率。

於最後實際可行日期，吾等亦留意到恒基發展股份之市盈率約11.29倍，乃屬於市盈率範圍內，並較恒基發展可資比較公司之平均市盈率為低。

下文圖5列示於回顧期間恒基發展股份之市盈率及以最後交易日隱含價值代表之市盈率：

圖5：過往恒基發展股份之市盈率


倍
於二零零四年一月二十日之最高市盈率約18.57倍
計算市盈率時計及恒基發展集團截至二零零四年六月三十日止財政年度之年度業績
於最後實際可行日期之市盈率約11.29倍
以最後交易日隱含價值代表之市盈率約11.10倍
計算市盈率時計及包括恒基發展集團截至二零零五年六月三十日止財政年度之年度業績
於二零零五年七月七日之最低市盈率約8.51倍
最後交易日
20
18
16
14
12
10
8
6
4
2
0
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

以最後實際可行日期隱含價值代表之市盈率約11.92倍，較過去三年期間之大部分時間內之恒基發展股份之市盈率低。然而，吾等得知以最後交易日隱含價值代表之市盈率較恒基發展股份由二零零五年六月至最後實際可行日期止最近期之市盈率呈現溢價。與回顧期間之恒基發展股份之市盈率作比較，最後交易日隱含價值代表之市盈率有介乎最高40.23%之折扣至最高30.43%之溢價。吾等得知，恒基發展之市盈率於二零零四年六月至二零零五年六月期間大幅下跌。根據吾等從恒基發展集團之管理層得知，市盈率大幅下跌，是由於彭博資訊於計算市盈率時採納恒基發展集團之年度業績所致。

市盈率

根據截至二零零五年六月三十日止財政年度之恒基發展股東應佔溢利約港幣35.1億元(相等於每股恒基發展股份盈利約港幣1.24元)計算，恒基發展股份於最後交易日之收市價為港幣10.65元，於最後實際可行日期為港幣14.00元，分別相當於市盈率約8.59倍及約11.29倍，而最後實際可行日期隱含價值則相當於約11.92倍之較高市盈率。下文表9所載為恒基發展與恒基發展可資比較公司於最後交易日之市盈率之比較：

表9：恒基發展股份與恒基發展可資比較公司之過往市盈率

	於最後交易日			最後實際可行日期		
	市值	收市價	市盈率	市值	收市價	市盈率
	港幣百萬元	港幣	倍	港幣百萬元	港幣	倍
長江實業(集團)有限公司	186,104	80.35	15.03	188,073	81.20	15.19
恒隆地產有限公司	41,312	11.15	6.03	44,794	12.15	6.54
恒基地產	62,422	34.40	5.75	67,049	36.95	6.18
和記黃埔有限公司	315,489	74.00	19.56	315,276	73.95	19.55
嘉里建設有限公司	24,233	20.00	12.39	25,891	21.30	13.24
新世界發展有限公司	33,170	9.50	11.10	37,534	10.75	12.56
信和置業有限公司	36,520	8.45	6.99	40,543	9.50	7.76
新鴻基地產發展有限公司	178,045	74.15	17.17	181,407	75.55	17.49
太古股份有限公司「A」	103,467	70.05	15.81	105,244	69.70	16.08
尖沙咀置業集團有限公司	22,009	15.80	8.03	22,218	15.95	8.11
九龍倉集團有限公司	67,066	27.40	17.80	66,087	27.00	17.54
會德豐有限公司	25,601	12.60	6.14	25,703	12.65	6.17
平均			11.82			12.20
恒基發展於最後交易日	30,005	10.65	8.59			
直至最後交易日(包括該日)止之30個交易日	30,476	10.82	8.73			
直至最後交易日(包括該日)止之60個交易日	30,748	10.93	8.80			
直至最後交易日(包括該日)止之90個交易日	30,959	10.98	8.86			
按最後交易日隱含價值計算之恒基發展	38,766	13.76	11.10			
按最後實際可行日期隱含價值計算之恒基發展				41,640	14.78	11.92

資料來源：彭博資訊，恒基發展及恒基發展可資比較公司之年報及賬目

根據上述挑選標準，吾等已識別及包括12間公司作為可資比較公司（「恒基發展可資比較公司」）。此外，吾等亦已將恒生指數列為與恒基發展之股價表現比較之基準。誠如下文圖4所示，恒基發展之股價表現介乎恒基發展可資比較公司股價之中位數，並較本回顧期間之恒生指數表現理想。

圖4：恒基發展之股價表現、
恒基發展可資比較公司與恒生指數之比較


400%
300%
200%
100%
0%
-100%
最後交易日
恒基發展
恒基地產
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期
恒基發展
恒基地產
嘉里建設有限公司
九龍倉集團有限公司
新鴻基地產發展有限公司
新世界發展有限公司
和記黃埔有限公司
會德豐有限公司
恒隆地產有限公司
尖沙咀置業集團有限公司
恒生指數
長江實業(集團)有限公司
信和置業有限公司
太古股份有限公司「A」

資料來源： 彭博資訊

吾等認為，誠如下文「其他收購建議之前景」一段所述，由於恒基發展之大部分股權由恒基地產持有，無可能有任何獨立第三方會按相比最後交易日隱含價值較佳或更差之價格就恒基發展股份提出收購建議。由於恒基發展股份近年來之過往股價均低於註銷代價，而且將不可能出現具競爭性之收購建議，故少數股東於不久將來不可能獲得高於註銷代價之套現價。因此，吾等認為註銷代價合理並符合獨立少數股東之整體利益。

下文圖3進一步列示由二零零二年十一月五日至最後實際可行日期(首尾兩日包括在內)(「回顧期間」)恒基發展股份在聯交所所報之每日收市價：

圖3：恒基發展之股價表現


港幣
最後交易日隱含價值
於二零零四年十二月二十四日
之最高恒基發展股份之股價為港幣11.85元
最後實際可行日期:
港幣14.00元
最後交易日
港幣10.65元
於二零零二年十一月五日之最低
恒基發展股份之股價為港幣5.95元
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

誠如上文圖3所顯示，由二零零二年十一月五日起至最後交易日止期間內任何時間，恒基發展股份之收市價均低於最後交易日隱含價值。最後交易日隱含價值較直至最後交易日(包括該日)止三年間所買賣之恒基發展股份之價格，分別溢價約港幣1.91元至約港幣7.81元。於最後交易日後，恒基發展股份之價格於最後實際可行日期上升至港幣14.00元。然而，倘若該計劃並不成功或該建議被撤銷或告失效，則不能保證恒基發展股份之價格將會維持於現有水平。

為評估恒基發展之股價表現，吾等已與可資比較公司互相比較。由於截至二零零四年及二零零五年六月三十日止兩個財政年度，物業租賃所作出之貢獻佔恒基發展之45%以上收益，加上恒基發展於三間香港上市公司，即香港中華煤氣、香港小輪及美麗華均擁有股權，故可資比較公司乃按以下標準揀選：

(a) 於最後交易日之市值最少為港幣200億元；

(b) 不包括H股公司；及

(c) 持有最少兩間於聯交所上市之附屬公司或聯營公司，或於香港主要從事物業投資或物業發展業務。

下文表8列示由最後交易日隱含價值較恒基發展股份於下述日期及期間之多個收市價所代表之溢價摘要：

表8：最後交易日隱含價值與恒基發展股份收市價之比較

交易日	恒基發展股份之收市價	根據最後交易日隱含價值計算之溢價
	港幣	%
最後交易日	10.65	29.20

期間	恒基發展股份之平均收市價	根據最後交易日隱含價值計算之溢價
	港幣	%
直至最後交易日(包括該日)止之10個交易日	10.74	28.12
直至最後交易日(包括該日)止之30個交易日	10.82	27.17
直至最後交易日(包括該日)止之60個交易日	10.93	25.89
直至最後交易日(包括該日)止之120個交易日	10.93	25.89

資料來源：彭博資訊

最後交易日隱含價值較恒基發展股份於直至最後交易日(包括該日)止多個回顧期間之最低及最高平均收市價，分別溢價約29.20%至約25.89%。

恒基發展股份之股價表現

下表載列由二零零五年五月一日至最後交易日止期間每月之恒基發展股份最高及最低成交價，以及平均收市價：

表7：恒基發展之股價表現

月份	恒基發展股份之收市價		恒基發展股份之每月平均每日收市價
	最高	最低	
	港幣	港幣	港幣
二零零五年			
五月	11.60	10.45	11.04
六月	11.00	10.65	10.83
七月	11.25	10.55	10.98
八月	11.75	10.80	11.18
九月	11.20	10.90	11.04
十月	11.05	10.60	10.77
十一月一直至最後交易日	10.85	10.65	10.79

資料來源：彭博資訊

由二零零五年五月一日至最後交易日止回顧期間之恒基發展股份之最高及最低成交價，分別為港幣11.75元（於二零零五年八月三日）及港幣10.45元（於二零零五年五月二十五日及二十六日）。最後交易日隱含價值較恒基發展股份於回顧期間之最高成交價溢價，並分別較恒基發展股份之最高及最低成交價溢價約17.11%及約31.67%。

圖2：恒基地產股份之每日收市價與恒基發展股份之每日收市價之間之兌換率


4.0
3.5
3.0
2.5
2.0
最後交易日
恒基地產股份之每日收市價與恒基發展股份之每日收市價之間之兌換率
恒基地產股份之平均收市價與恒基發展股份之平均收市價於直至最後交易日(包括該日)止120個交易日之間之兌換率
最後實際可行日期
根據該建議提出之兌換率
05年5月18日
05年6月18日
05年7月18日
05年8月18日
05年9月18日
05年10月18日
05年11月18日
05年12月18日
最後實際可行日期

資料來源：彭博資訊

根據恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之過往兌換率，該建議為少數股東提供可按較過往兌換率有溢價之價格將恒基發展股份交換為恒基地產股份之機會。然而，倘該建議被撤回或失效，不能保證恒基發展股份之股價將維持於現有水平，故恒基發展股份之價格可能因而回落至較低水平。由於上述各項，吾等認為該建議乃符合獨立少數股東之整體利益，及註銷代價屬公平合理。

經考慮(i)未能確定日後之派息率；(ii)恒基發展於過去五年之股息率下跌；及(iii)根據該建議之最後交易日隱含價值較恒基發展股份之市價溢價，同時亦讓少數股東能夠有機會將彼等於恒基發展股份之投資轉換至收益可能較高之其他投資，因此，吾等認為該建議符合獨立少數股東之整體利益。

恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之過往兑換率

根據恒基地產股份於最後交易日及最後實際可行日期之股份收市價分別為港幣34.40元及港幣36.95元計算，恒基地產股份之平均收市價與恒基發展股份之平均收市價之間於最後交易日及最後實際可行日期之兑換率分別約為3.23倍及約2.64倍。因此，按每2.5股計劃股份可交換1股恒基地產股份之兑換率，分別較最後交易日及最後實際可行日期之兑換率溢價約29.2%及約5.6%。下文表6及圖2顯示經參考於最後交易日及多個過往期間恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之比率而計算之註銷代價所代表之溢價。

表6：恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之兑換率

		最後交易日	直至最後交易日止之過往期間				
			10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價(港幣)	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價(港幣)	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C) = (A)/(B)[1]	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價 = (C)/2.5－1[2]	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

附註1： 「(C)」乃指於指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

附註2： 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價每股港幣34.40元，按註銷代價項下之每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣13.76元（「最後交易日隱含價值」）。再者，根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣14.78元（「最後實際可行日期隱含價值」）。

鑑於上述各項，吾等認為該建議可被視為一大良機，讓少數股東沽出彼等於恒基發展之投資。當按註銷代價計算之最後交易日隱含價值及最後實際可行日期隱含價值分別較恒基發展股份於最後交易日及最後實際可行日期之市價出現溢價時轉換恒基發展之投資，特別能夠從中獲益。吾等相信，此機會讓少數股東能夠按較市價為高之溢價轉換投資，乃符合獨立少數股東之整體利益。

股息

下表列示恒基發展截至二零零五年六月三十日止過去五個財政年度各年之股息相關統計資料：

表5：恒基發展股份之股息相關統計數字

截至六月三十日止財政年度	每股恒基發展股份股息	每股恒基發展股份盈利	派息率	恒基發展股份之平均每日收市價	股息率
	港幣	港幣	%	港幣	%
二零零一年	0.23	0.70	32.86	5.46	4.21
二零零二年	0.22	0.63	34.92	6.23	3.53
二零零三年	0.22	0.56	39.29	6.67	3.30
二零零四年	0.23	0.76	30.26	8.92	2.58
二零零五年	0.28	1.24	22.58	10.68	2.62

資料來源：彭博資訊、恒基發展二零零一年至二零零五年年報

誠如上文表5所示，截至二零零五年六月三十日止過去五個財政年度，每股恒基發展股份之股息維持相對穩定，由每股恒基發展股份港幣0.22元至港幣0.28元不等。然而，恒基發展股份之派息率由二零零一年約32.86%下跌至二零零五年約22.58%。此外，按照恒基發展股份之年度平均每日收市價計計算之股息率，亦顯示出股息率出現整體下跌趨勢，並由二零零一年約4.21%下跌至二零零五年約2.62%。

下文表4列示美麗華集團截至二零零五年三月三十一日止三個財政年度之重要財務資料：

表4：美麗華集團截至二零零五年三月三十一日止三個財政年度之重要財務資料

	截至三月三十一日止財政年度		
	二零零三年	二零零四年	二零零五年
	港幣千元 (經審核及重列)	港幣千元 (經審核及重列)	港幣千元 (經審核)
營業額	1,381,032	1,402,800	1,362,146
經營溢利	305,882	344,256	447,408
除稅前溢利	263,394	319,264	434,663
股東應佔溢利	223,642	250,328	320,735
銷售增幅(%)	不適用	1.6%	(2.9%)
純利增幅(%)	不適用	11.9%	28.1%
邊際純利(%)	不適用	17.8%	23.5%

資料來源： 美麗華之年報及中期報告

誠如上文表4所示，美麗華集團之純利由二零零三年約港幣223,640,000元增至二零零五年約港幣320,740,000元，二零零四年及二零零五年之年度增長率分別為約11.9%及約28.1%。此外，美麗華集團之邊際純利穩步上揚，由二零零四年約17.8%增至二零零五年約23.5%。然而，吾等得知，美麗華集團之營業額由二零零三年至二零零五年維持相對平穩，並由二零零三年約港幣13.8億元減至二零零五年約港幣13.6億元。

從恒基發展集團過去三個財政年度之經審核綜合營業額及純利(不包括於二零零五年採納新會計處理方法之影響)，吾等得知，就營業額、經營溢利及純利而言，恒基發展集團由二零零三年至二零零五年之年度增長率呈下跌趨勢。此外，恒基發展集團自其聯營公司所獲貢獻不斷增加。倘若恒基發展日漸依重其聯營公司，其未來發展潛力可能會因其主要貢獻溢利之聯營公司(香港中華煤氣及美麗華)之表現而受到限制。根據香港中華煤氣由二零零三年至二零零五年之財務業績，吾等得知香港中華煤氣期內錄得低純利增長及邊際純利減少。此外，吾等得知美麗華之營業額於本回顧期間維持相對穩定。

(b) 美麗華

美麗華主要從事五類業務，包括物業投資、物業發展及銷售、酒店擁有及管理、飲食業務及旅遊業務。下文表3說明了截至二零零五年三月三十一日止三個財政年度，美麗華各業務之營業額貢獻。

表3：截至二零零五年三月三十一日止
三個財政年度美麗華集團之營業額分析

	截至三月三十一日止財政年度			百分比變動	
				二零零四年／	二零零五年／
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元	%	%
投資物業之租金總額	356,745	332,512	332,707	(6.79)	0.06
出售物業及發展中物業之所得款項總額	303,161	437,314	259,087	44.25	(40.75)
來自酒店擁有及管理業務之收入	294,830	263,638	331,748	(10.58)	25.83
來自飲食業務之收入	120,263	112,431	132,670	(6.51)	18.00
來自旅遊業務之收入	306,033	256,905	305,934	(16.05)	19.08

資料來源：美麗華二零零四年及二零零五年年報

據美麗華所報，其美麗華酒店於二零零五年錄得房間銷售收益增加約54%，二零零五年之平均入住率達90%以上，美麗華集團之房間價格上升30%。同時，美麗華集團旗下之美麗華商場平均出租率約98%，租金收入錄得溫和增幅。就飲食業務而言，其經營業績維持穩定，美麗華集團於二零零五年擴充其餐廳網絡。儘管來自美麗華集團旅遊業務之營業額上升約19.08%，但吾等從美麗華二零零五年年報之主席報告中得知，由於二零零四年十二月發生南亞海嘯悲劇，加上業內競爭十分激烈，旅遊業務之邊際毛利已降至十分低之水平。

上文圖1列示香港中華煤氣集團十年以來之營業額及純利趨勢。誠如上文表2所示，截至二零零三年及二零零四年十二月三十一日止兩個財政年度，香港中華煤氣集團之營業額分別錄得約5.98%及約11.87%之年度增長率，而截至二零零五年六月三十日止六個月之增長率則為約13.36%。然而，香港中華煤氣集團之純利維持平穩，於二零零三年及二零零四年同期僅分別增加約0.10%及約0.03%。香港中華煤氣集團之邊際純利有下跌趨勢，由二零零二年約44.32%下跌至二零零四年約37.43%。根據香港中華煤氣之二零零四年年報所載，香港中華煤氣集團之營業額約90%是來自於香港生產、分銷及向市場推廣煤氣以及相關業務。因此，儘管截至二零零五年六月三十日止六個月期間，從香港中華煤氣集團之物業發展中賺取盈利，但吾等認為，這業務並非香港中華煤氣集團之核心業務。此外，香港中華煤氣集團有些物業發展項目，乃由香港中華煤氣集團並無控制權之合營企業進行。因此，吾等認為，對於香港中華煤氣集團來說，這業務之收入貢獻較為被動，極度視乎市況而定。亦不能確定日後獲得該收入之時間及款額。

儘管截至二零零五年六月三十日止六個月，香港中華煤氣集團之純利及邊際純利分別較二零零四年同期錄得約57.35%及約64.61%之年度增長，吾等從香港中華煤氣之二零零五年中期報告得知，香港中華煤氣集團截至二零零五年六月三十日止六個月之純利約為港幣1,035,000,000元，相當於香港中華煤氣集團應佔出售嘉亨灣及京士柏山物業發展項目之部分單位所得之溢利，而約港幣325,500,000元則相當於香港中華煤氣集團應佔其投資物業之重估盈餘。根據香港中華煤氣二零零五年中期報告，經對購回股份數目作出調整，但不包括物業銷售溢利及投資物業重估盈餘，香港中華煤氣集團截至二零零五年六月三十日止六個月之每股盈利約港幣0.316元，相對於二零零四年同期約港幣0.311元僅增加約1.61%。

雖然香港中華煤氣集團於中國積極發展業務，務求擴大其市場，但該等投資之回報期及該等投資之表現仍屬未知之數。然而，香港中華煤氣集團於回顧期間之純利增長偏低及其邊際純利下跌，均會對恒基發展集團之盈利造成直接影響。

至二零零五年六月三十日止財政年度之除税前溢利約2.42%。吾等將不會就香港小輪之業績作進一步詳述，但將會專注於主要溢利貢獻聯營公司香港中華煤氣及美麗華。

(a) 香港中華煤氣

下文所載圖1列示香港中華煤氣集團於過去十個財政年度之過往營業額及溢利表現：

圖1：香港中華煤氣集團於截至二零零四年十二月三十一日止十個財政年度之營業額及溢利


港幣百萬元
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
營業額
純利
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

資料來源：彭博資訊，香港中華煤氣

表2：香港中華煤氣集團截至二零零四年十二月三十一日止三個財政年度及截至二零零四年及二零零五年六月三十日止兩個六個月期間之重要財務資料

	截至十二月三十一日止財政年度			截至六月三十日止六個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	港幣百萬元 (重列)	港幣百萬元	港幣百萬元	港幣百萬元 (未經審核及重列)	港幣百萬元 (未經審核)
營業額	6,878	7,289	8,154	4,267	4,837
純利	3,048	3,051	3,052	1,986	3,125
營業額增長(%)	不適用	5.98%	11.87%	不適用	13.36%
純利增長(%)	不適用	0.10%	0.03%	不適用	57.35%
邊際純利(%)	44.32%	41.86%	37.43%	46.54%	64.61%

資料來源：香港中華煤氣之年報及中期報告

根據吾等與恒基發展董事之討論，吾等認同恒基發展董事之意見，認為出租物業組合、基建項目投資、酒店及零售經營業務，連同聯營公司之溢利貢獻，為恒基發展集團帶來穩定收入貢獻。誠如上文所述及於下文進一步討論，獨立少數股東須知道，恒基發展集團自其聯營公司之盈利貢獻不斷增加，而恒基發展之未來盈利增長將可能較為依重聯營公司之收入貢獻。

誠如上文表1附註3所述，恒基發展集團於二零零四年錄得因出售證券投資而獲得收益約港幣61,900,000元，但於二零零五年並無錄得任何收益。此外，截至二零零五年六月三十日止兩個財政年度，恒基發展集團之所持未變現之證券投資收益分別約為港幣48,900,000元及約港幣25,900,000元。此外，於該兩個財政年度，恒基發展集團投資物業收益之公平價值分別約為港幣160,900,000元及約港幣890,300,000元。

恒基發展之聯營公司

二零零三年至二零零五年，來自應佔聯營公司業績之收入呈上升趨勢。此項收入貢獻由二零零三年約港幣15.4億元增至二零零五年約港幣28.7億元，於二零零四年及二零零五年分別錄得年度增長率約19.01%及約56.74%。由於(i)概無恒基發展集團或恒基地產集團於彼等之主要聯營公司，即香港中華煤氣、香港小輪及美麗華之股權中擁有絕大部分權益；及(ii)該等聯營公司向恒基發展集團作出之盈利貢獻，除其他因素，將受該等聯營公司之經營表現所影響，因此，吾等認為恒基發展集團繼完成該建議後未來對源自恒基發展聯營公司之盈利貢獻之倚賴程度難以衡量，並可能對恒基發展集團及恒基地產集團之未來業績均構成影響。

由於恒基發展集團及恒基地產集團於彼等之主要聯營公司，即香港煤氣、香港小輪及美麗華之股權中並沒擁有絕大部分權益，故恒基發展集團日後依賴該等聯營公司之盈利貢獻，可能會影響恒基發展集團及恒基地產集團之未來業績。誠如說明函件所述，恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益分別為27.64%、23.02%及32.49%。然而，於完成該建議後，恒基地產於恒基發展中擁有之權益將會增加至100%，因此，恒基地產分別於香港中華煤氣、香港小輪及美麗華之間接權益將會相等於恒基發展所持之37.62%、31.33%及44.21%直接權益。

香港中華煤氣由恒基發展擁有37.62%，恒基發展集團截至二零零五年六月三十日止財政年度之約48.40%除税前溢利來自應佔香港中華煤氣及其附屬公司業績。此外，美麗華及其附屬公司(由恒基發展集團擁有44.21%)亦佔恒基發展集團於同一財政年度之除税前溢利約11.76%。吾等已審閱下文所載香港中華煤氣集團及美麗華集團之增長，以就彼等對恒基發展之增長影響發表意見。於截至二零零四年十二月三十一日止過去兩個財政年度，香港小輪之表現有所改善，而其除税前溢利貢獻約港幣103,000,000元，相當於恒基發展集團截

雖然恒基發展集團截至二零零五年六月三十日止三個財政年度之營業額普遍錄得上升趨勢，由二零零三年約港幣11.8億元增至二零零五年約港幣12.9億元，吾等得知恒基發展集團營業額之年度增長率由二零零四年約6.31%下跌至二零零五年約3.08%。此外，經營溢利之年度增長率亦由二零零四年約90.63%下跌至二零零五年約65.49%。

恒基發展集團二零零四年及二零零五年之純利分別增加約36.07%及約64.57%，於二零零五年約達港幣35.1億元。然而，吾等從恒基發展之二零零五年年報得知，恒基發展集團於截至二零零五年六月三十日止財政年度採納了香港會計準則第40號及香港會計準則詮釋第21號。因此，恒基發展集團於二零零四年及二零零五年分別錄得投資物業之重估盈利約港幣160,900,000元及約港幣890,300,000元。在不計及因重估投資物業而產生影響情況下，恒基發展集團之純利僅約達港幣22.2億元，相當於只較二零零四年同期之數字增加約22.00%。

物業租賃約佔恒基發展集團截至二零零五年六月三十日止年度營業額47.11%。租金收入一直是恒基發展集團穩定的收入來源。根據恒基發展二零零五年年報所述，恒基發展集團主要投資物業之平均出租率約為96%，而就本地零售店物業及高質素寫字樓物業之新租約而言，租金收入錄得雙位數增長。

就香港政府廢除遺產稅(將於二零零六年二月十一日生效)而言，吾等認同恒基發展董事之意見，認為此項建議將會吸引外商投資以及海外富裕家庭移居香港，因此，將會進一步刺激本地物業市場，從而導致資產價格增加。

酒店及零售業務分別約佔恒基發展集團截至二零零五年六月三十日止年度營業額及經營溢利約18.05%及1.04%。本期內，恒基發展集團旗下之香港麗東酒店及九龍麗東酒店錄得平均入住率約80%，客房價目錄得持續增長。恒基發展集團於香港荃灣、屯門、元朗、馬鞍山及將軍澳經營千色店百貨公司。此外，截至二零零五年六月三十日止財政年度，恒基發展集團百貨店業務之營業額增加約9.31%。

收費公路之收入分別約佔恒基發展集團截至二零零五年六月三十日止年度之營業額及經營溢利之18.20%及10.33%。恒基發展集團於中國收費橋樑及收費公路合資經營業務繼續為恒基發展集團之經常性盈利收益。

附註3： 經營溢利

	截至六月三十日止財政年度		
	二零零三年	二零零四年	二零零五年
	港幣千元	港幣千元	港幣千元
	(重列)	(重列)	
毛利	595,620	663,163	702,604
其他營運收入	98,454	86,565	71,726
出售證券投資溢利	12,815	61,911	–
出售物業、廠房及設備之(虧損)溢利	(1,269)	76,091	(2,065)
持有未實現盈利之證券投資	63,104	48,901	25,942
物業、廠房及設備減值虧損	(14,318)	(435)	–
待發展物業減值虧損撤回(已確認)	(6,404)	367	–
待出售已建成物業減值回撥(已確認)	(46,302)	17,254	–
投資物業之公平價值收益	–	160,933	890,345
銷售及分銷費用	(59,475)	(62,059)	(55,398)
行政費用	(175,766)	(163,495)	(161,582)
經營溢利	466,459	889,196	1,471,572

附註4： 以下為恒基發展截至二零零五年六月三十日止三個財政年度應佔聯營公司業績之分析，僅供參考之用

	截至六月三十日止財政年度		
	二零零三年	二零零四年	二零零五年
	港幣百萬元	港幣百萬元	港幣百萬元
	(重列)	(重列)	
香港中華煤氣	1,386	1,361	2,063
香港小輪	94	55	103
美麗華	27	344	501
其他非上市聯營公司	32	72	204
應佔聯營公司業績－除稅前	1,539	1,832	2,871
應佔聯營公司業績－除稅後	1,276	1,513	2,382

資料來源：恒基發展之管理層及恒基發展二零零三年、二零零四年及二零零五年年報

恒基發展集團截至二零零五年六月三十日止三個財政年度之經審核綜合業績之重要財務資料摘要如下：

表1：恒基發展集團截至二零零五年六月三十日止三個財政年度之重要財務資料

	截至六月三十日止財政年度			百分比變動 二零零四年／二零零三年	百分比變動 二零零五年／二零零四年
	二零零三年	二零零四年	二零零五年		
	港幣千元 (重列)[1]	港幣千元 (重列)[2]	港幣千元	%	%
營業額	1,181,245	1,255,773	1,294,420	6.31	3.08
經營溢利[3]	466,459	889,196	1,471,572	90.63	65.49
應佔聯營公司及共同控制實體業績[4]	1,539,060	1,831,631	2,870,868	19.01	56.74
除税前日常業務溢利	1,923,458	2,654,099	4,261,565	37.99	60.57
恒基發展股東應佔年內溢利	1,565,278	2,129,869	3,505,160	36.07	64.57

附註1： 由於在截至二零零四年六月三十日止財政年度，恒基發展集團採納由香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得税」，故該等賬目已予重列。

附註2： 由於在截至二零零五年六月三十日止財政年度採納：(i)香港財務報告準則第3號；(ii)香港詮釋第1號；(iii)香港會計準則第40號投資物業；以及(iv)香港會計準則詮釋第21號所得税—已重估不可折舊資產之收回，故該等賬目已予重列。

(b) 恒基地產因該建議而擴大之股本基礎將鞏固及加強恒基地產作為香港主要上市公司及恒生指數(「恒生指數」)成份股之地位，並將令恒基地產股份對機構投資者更具吸引力；

(c) 該建議為獨立少數股東帶來一個機會，可按較恒基地產股份及恒基發展股份於直至最後交易日止120個交易日各自之市價所示之兑換率更有利之比率，將彼等於恒基發展之投資交換為恒基地產投資；

(d) 該建議讓獨立少數股東參與恒基地產之其他業務(包括物業發展業務)，同時，亦保留顯著間接參與恒基發展所有現有相關業務(包括香港中華煤氣、香港小輪及美麗華之業務)之機會；及

(e) 恒基地產乃香港恒生指數之主要成份股，按所有恒生指數成份股公司分別於最後交易日及最後實際可行日期之收市價之市值計算，排名十七及十六，而恒基地產股份過去之交易流通性一般均較恒基發展股份為高。

增加註銷代價

誠如恒基發展董事局之函件所述，恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

在吾等已審閱該建議之其他方面(吾等將會於本函件之緊接章節內討論)後，吾等認為，提供此項選擇乃符合獨立少數股東之整體利益。

過往財務表現及未來增長

據恒基發展二零零五年年報之資料顯示，物業銷售及租金收入佔恒基發展集團營業額約47.23%。同時，吾等載於下文之分析顯示，截至二零零五年六月三十日止三個財政年度各年，應佔聯營公司業績分別佔恒基發展集團之除税前溢利約80.02%、69.01%及67.37%。截至二零零五年六月三十日止三個財政年度，單是應佔香港中華煤氣之業績，分別佔恒基發展集團除税前溢利約72.07%、51.28%及48.40%。

(f) 該計劃獲得大多數獨立少數股東以投票表決方式(親身或委派代表出席及投票)於法院指令會議上以不少於由獨立少數股東於法院指令會議上親身或委派代表投票之該等恒基發展股份價值四分之三之票數批准，惟該計劃不會獲持有全體獨立少數股東持有之所有恒基發展股份價值10%以上之獨立少數股東於法院指令會議上反對通過；

(g) 於恒基發展股東大會上通過特別決議案，由親身或委派代表出席及投票之股東以不少於出席及投票之股東所投票數四分之三之票數批准該計劃(包括透過註銷計劃股份而削減恒基發展之法定及已發行股本)及使其生效；及

(h) 若該計劃並無於二零零六年六月三十日或法院可能許可之較後日期或之前生效，則該計劃會失效，且隨後會發表報章公佈知會少數股東。待條件獲達成或豁免後，該建議(預期於二零零六年二月二十二日生效)將對恒基發展及計劃股份之全體持有人具約束力。預期將於二零零六年三月四日或之前向計劃股份之持有人寄發恒基地產股份之股票。

有關該建議之條款及條件之其他詳情，載於計劃文件之説明函件內。

所考慮之主要因素及原因

在達致吾等就該建議之條款而作出推薦建議時，吾等已考慮下列主要因素及原因：

該建議之背景及原因

恒基發展為一間於香港註冊成立之有限公司，其恒基發展股份自一九七二年九月起已在聯交所及其前身上市。恒基發展為一家投資控股公司，其附屬公司之主要業務為於香港從事物業發展及投資、投資控股、基建項目、百貨業務、酒店業務、保安服務及資訊科技發展。

誠如説明函件所述，恒基地產董事局及恒基發展董事局已得知進行該建議之多項原因及利益。該等原因及利益包括：

(a) 撤銷恒基發展之上市地位將為恒基地產集團帶來更精簡之企業架構，並將提高營運效率及加強管理層對旗下各項業務之問責。恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益亦將同時有所增加；

吾等為根據證券及期貨條例可從事第1類及第6類受規管活動之持牌法團。吾等及吾等之聯營公司之日常業務涉及(其中包括)證券買賣及交易，或會涉及為客戶戶口買賣、處置及持有恒基發展或恒基地產證券。於最後實際可行日期，百德能並無以任何所有權方式於恒基發展股份或恒基地產股份中擁有任何股權。

計劃文件之主要條款及條件

概括來説，該建議涉及下列主要條款及條件：

(a) 該建議會以該計劃方式進行，其中涉及註銷所有計劃股份，藉以削減恒基發展之法定及已發行股本。於進行是次削減股本後，恒基發展之法定股本，將藉增發相等於已註銷計劃股份數目之新恒基發展股份而增加至其之前之款額港幣720,000,000元。因是次削減股本將產生進賬額，故所增發之747,083,536股新恒基發展股份，將入賬列為繳足股份，並發行予恒基地產，或按其可能發出之指示予以發行；

(b) 作為註銷計劃股份之代價，計劃股份之持有人將有權按彼等每持有2.5股計劃股份獲配1股恒基地產股份之基準獲得註銷代價，但概無計劃股份之持有人有權享有恒基地產股份之零碎部分；

(c) 根據該建議，將向計劃股份之持有人(關連人士除外)配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份；

(d) 根據股份轉讓安排，恒基地產將促使恒基兆業(被視為擁有恒基地產之61.87%權益)向關連人士或彼等之代名人轉讓彼等根據該計劃而將有權享有之恒基地產股份，藉此換取恒基地產向恒基兆業支付款項，金額相等於被轉讓之恒基地產股份之價值；

(e) 恒基地產董事有意於執行該計劃時撤銷恒基發展股份在聯交所之上市地位，或於該計劃不獲批准或被撤銷或失效時，維持恒基發展股份在聯交所之上市地位；

(c) 吾等並無參與該建議之條件之磋商過程。吾等認為，吾等已獲提供充份資料，及吾等已審閱充份資料，使吾等就該建議達致知情意見。吾等並無理由懷疑吾等獲提供之資料或向吾等發表之意見遺漏或隱瞞任何重大事實或資料，亦無理由懷疑恒基發展、恒基發展董事及恒基發展之顧問及代表向吾等提供之資料及聲明之真實性、準確性及完整性，或彼等所發表之意見是否合理；

(d) 吾等接獲指示就該建議之條款出任獨立董事之獨立財務顧問。因此，吾等之審閱範圍及最終發表之意見僅限於參考財務觀點，並不包括從任何其他觀點出發，就該建議之好處或其他方面所發表之陳述或意見；

(e) 吾等乃按整體獨立少數股東之角度考慮該建議，而非按每名個別獨立少數股東之角度。因此，每名獨立少數股東應按本身之情況、從其本身就所有情況之觀點(而並非單憑本函件所提出之財務角度)以及本身之投資目標，考慮就該建議之好處或其他方面投票表決；

(f) 吾等並無被要求對獨立少數股東面對之任何税項影響、有關該建議之任何程序，及港幣、人民幣或任何其他貨幣之任何過往、現有或未來滙率波動發表意見，而吾等之意見亦無以任何形式就上述各項發言；

(g) 吾等並無就該建議是否將會完成或成功進行發表意見；

(h) 本函件所載之任何事宜，均不得被視作對任何恒基發展證券於任何指定時間之成交價或市場趨勢之意見或觀點；

(i) 吾等並無被要求提供，且亦並無提供根據該建議之條款於本函件表達吾等意見以外之服務；及

(j) 本函件所載之意見擬提供獨立董事就是否接納該建議及投票贊成該建議向獨立少數股東作出其推薦建議之其中一項基準。

本函件僅供獨立董事就考慮該建議作參考之用，除供計劃文件轉載及「獨立董事函件」及計劃文件所載其他部分對其之所有提述外，在事前未經書面同意前，不得引述或提述本函件之全部或任何部分內容，亦不得將本函件用作任何其他用途。

吾等將就獲委任為獨立財務顧問向恒基發展收取正常專業費用。除就吾等獲委任而應付吾等之此筆正常專業費用外，吾等現時並無任何安排，致使吾等將據此向恒基地產或恒基發展或彼等各自之主要股東或與彼等任何一方行動一致或被視為行動一致之任何人士收取任何費用或利益。

獨立董事

誠如恒基發展董事局函件所載，恒基發展董事局由二十名恒基發展董事組成，其中十四名為恒基發展執行董事、三名為恒基發展非執行董事，而其餘三名則為恒基發展之獨立非執行董事。由於全體恒基發展執行董事均參與涉及該建議之決策程序，故根據收購守則，彼等均被視為並無獨立身份就該建議提供意見。除阮北耀外，其餘恒基發展非執行董事及三名恒基發展獨立非執行董事，均為恒基地產及恒基發展之董事。所以，根據收購守則，彼等均被視為並無獨立身份就該建議之條款提供意見。因此，恒基發展之非執行董事阮北耀，已獲恒基發展董事局委任為獨立董事，向獨立少數股東提供有關該建議之推薦建議。

本函件之資格

本函件須符合以下資格：

(a) 在達致吾等之意見時，吾等依賴恒基發展董事局代表及恒基發展管理層所提供關於恒基發展、該建議之資料及事實、所表達之意見及所作出之聲明，包括計劃文件所載之該等事實、意見及聲明。該等資料之例子包括財務資料、該建議之條款、現有業務經營、整體未來前景及進行私有化之原因。吾等亦依賴恒基發展董事，以確保恒基發展提供予吾等之資料及事實屬真實、正確及完整。吾等亦已假設計劃文件所載及所述之所有資料、聲明及意見屬真實及正確，以及專業人士所發表之意見屬公平合理，故此彼等依賴上述各項。恒基發展董事局已確認，彼等為恒基發展於計劃文件內提供有關恒基發展之內容承擔全部責任。

(b) 吾等並無理由相信計劃文件所提供之資料或所發表之意見遺漏或隱瞞任何重大事實。然而，按一般慣例，吾等並無就所獲提供之資料進行核實程序，亦無就恒基發展集團之業務及事務狀況進行任何獨立深入調查。恒基發展董事局已向吾等確認，吾等獲提供之資料並無遺漏任何重大事實。吾等認為，吾等已審閱充份資料，使吾等達致知情意見，並為吾等就該建議作出之推薦建議提供合理基礎；

下文所載為獨立財務顧問百德能致獨立董事之意見函件全文，編製以供載入本文件。



百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條
提出以協議安排之方式
建議私有化恒基兆業發展有限公司

緒言

除非文義另有所指，否則本函件所使用之界定詞彙應與恒基發展於二零零五年十二月二十二日刊發致恒基發展少數股東之文件(「計劃文件」)所界定者具相同涵義，而本函件亦構成計劃文件之一部份。

茲提述吾等獲恒基發展董事局委聘為獨立財務顧問，就恒基地產根據公司條例第166條提出以協議安排之方式建議私有化恒基發展，向獨立董事提供意見。有關該計劃之詳情載於計劃文件內。吾等獲恒基發展董事局委任亦已獲獨立董事批准，符合收購守則第2.1條。

吾等作為獨立財務顧問，須根據收購守則第2.1條，就該建議條款對獨立少數股東而言是否公平合理，向獨立董事提供意見，並就應否接納該建議作出推薦建議。

百德能乃獨立於及與恒基地產、恒基發展或彼等各自之主要股東，或與彼等任何一方行動一致或被視為行動一致之任何人士概無關連。因此，百德能被視為符合資格就該建議提供獨立意見。

務請獨立少數股東亦留意(i)恒基發展董事局函件、(ii)說明函件，以及(iii)組成說明函件一部分之各附錄，特別是本文件(本函件為其一部分)附錄三之物業估值。

此致

列位獨立少數股東　台照

非執行董事
阮北耀
謹啟

二零零五年十二月二十二日



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條
透過協議安排
將恒基兆業發展有限公司
私有化之建議

本函件所用詞彙與本文件(本函件為其一部份)所用者具相同涵義。

據公佈所述，恒基地產於二零零五年十一月八日要求恒基發展董事局根據公司條例第166條，向少數股東提出有關透過協議安排，將恒基發展私有化之建議，當中涉及註銷及取消所有計劃股份。恒基地產及恒基發展於二零零五年十二月十二日進一步公佈，指經考慮已發表意見之少數股東之建議，以及為使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。有關該建議詳情載於本文件第9至16頁「恒基發展董事局函件」一節內。本人已就該建議而獲委任為獨立董事，向獨立少數股東提供有關彼等應如何對該計劃作出投票之推薦建議。百德能已獲委任為獨立財務顧問，向本人提供有關該建議之意見。

經考慮該建議條款及百德能之意見，尤其是本文件第19至63頁百德能致本人函件載述之各項因素、原因及推薦建議(本人懇請獨立少數股東特別留意)後，本人認為，對獨立少數股東而言，該建議條款均屬公平合理。因此，本人推薦獨立少數股東於法院指令會議上，投票贊成批准該計劃之決議案。本人亦推薦獨立少數股東於股東特別大會上，投票贊成批准該計劃及使其生效之特別決議案。

表格－恒基兆業發展有限公司」，方便獨立少數股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，獨立少數股東仍可親自出席有關會議，並按意願於會上投票。倘若獨立少數股東於遞交有關代表委任表格後出席會議，則交回之代表委任表格將被視為作廢。

為決定有權出席法院指令會議及股東特別大會，並於該等會議上投票之獨立少數股東，由二零零六年一月十八日星期三至二零零六年一月二十日星期五(包括首尾兩日)，將暫停辦理股份過戶登記手續。因此，於該段期間內，不會過戶任何恒基發展股份。為符合資格於法院指令會議及股東特別大會上投票，所有有關股票及過戶文件，均須於二零零六年一月十七日星期二下午四時正前，交回任何上述地址之恒基發展股份過戶登記處。

假設條件獲達成或(如適用)豁免，則預期該計劃將於生效日期生效，即預期為二零零六年二月二十二日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過所有決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位日期之詳情。

股票、買賣、上市、登記及寄發股票，碎股交易安排

閣下務請留意本文件第85至87頁說明函件之「股票、買賣及上市」、「登記及寄發股票」及「碎股交易安排」等節。

其他資料

本文件第17至63頁載有獨立董事致獨立少數股東之函件，以及百德能致獨立董事之函件。 閣下就該建議採取之任何行動前，務請細閱該等函件。

在考慮採取有關該建議之行動前， 閣下應考慮本身之稅務狀況， 閣下如有任何疑問，應諮詢 閣下之專業顧問。

閣下亦務須細閱本文件第64至315頁之說明函件及說明函件所有附錄、本文件第316至325頁之該計劃，以及本文件第326至329頁之該等會議通告。

此致

列位少數股東 台照

代表恒基發展董事局
主席兼總經理
李兆基博士
謹啟

二零零五年十二月二十二日

法院已指命舉行法院指令會議，以考慮及酌情通過批准該計劃之決議案（不論有否修訂）。就法律規定由法院批准該計劃而言，若大多數股東（即相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三）投票贊成該計劃，則批准該計劃之決議案將被視為已被通過。然而，根據收購守則第2.10條，若(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持全部恒基發展股份之10%，則該決議案將被視為已被通過。根據獨立少數股東所持有之690,069,472股恒基發展股份計算，於最後實際可行日期，該等恒基發展股份之10%，相當於69,006,947股恒基發展股份。

緊隨法院指令會議後，將舉行股東特別大會，以考慮及酌情通過一項特別決議案，批准該計劃及使其生效。

儘管控股人士並非該計劃之訂約人士而無權出席法院指令會議，但在無任何禁制規限下，彼等實益擁有之2,070,243,859股恒基發展股份，相當於恒基發展之已發行股本約73.48%，將於股東特別大會上作代表投票贊成所提呈之特別決議案。

由於根據收購守則，除外人士被視為與恒基地產一致行動之人士，故彼等實益擁有之57,014,064股恒基發展股份，雖然構成計劃股份之一部分，但將不會於法院指令會議就批准該計劃而作代表或投票之用。在並無任何禁制規限恒基發展股份（由除外人士實益擁有）持有人出席股東特別大會及在會上投票之情況下，除了已向執行人員作出書面承諾，不會於股東特別大會上投票之各恒基發展董事（載於上文「其他資料」一節）外，恒基發展股份（由除外人士實益擁有）持有人將可出席股東特別大會及於會上投票。

無論獨立少數股東能否親自出席該等會議，務請其按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基發展之股份過戶登記處標準証券登記有限公司之辦事處，惟在任何情況下，交回之時間不得遲於下列各時間。股份過戶登記處之地址為香港灣仔告士打道56號東亞銀行港灣中心地下，但由二零零六年一月三日起，則為香港灣仔皇后大道東28號金鐘匯中心26樓。就法院指令會議適用之粉紅色代表委任表格而言，務請於二零零六年一月十八日星期三上午十一時正前交回此代表委任表格，倘未於上述時間交回，可於法院指令會議親自交予主席。股東特別大會適用之白色代表委任表格，務須於二零零六年一月十八日星期三上午十一時三十分前交回，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院指令會議代表委任表格及／或股東特別大會代表委任

該建議之財務影響

有關該建議之財務影響之其他分析，務請　閣下留意本文件第68至71頁說明函件之「該建議之財務影響」一節。

該建議對恒基發展及恒基地產之股權結構之影響

有關呈示該建議對恒基發展及恒基地產股權之影響之圖表，務請　閣下留意本文件第71至73頁說明函件之「該建議對恒基發展及恒基地產之股權結構之影響」一節。

該建議之背景及理由

有關達致註銷代價之背景及理由之其他資料，載於本文件第73至75頁說明函件之「該建議之背景及理由」一節。

有關恒基發展集團及恒基地產集團之資料及未來意向

閣下亦務須留意本文件第75至83頁說明函件之「有關恒基發展集團之資料」、「有關恒基地產集團之資料」及「未來意向」等節。

其他資料

李兆基、何永勳、李鏡禹、李達民、梁昇及羅德丞均為恒基地產董事，且擁有恒基發展股份之權益。根據證券及期貨條例，李家傑、李家誠及李寧均為與若干恒基地產董事相關之全權信託之受益人或受益人之配偶，故均被視為擁有恒基發展股份之權益。執行人員於二零零五年十一月十八日裁定並無任何證據顯示該等恒基地產董事面對收購守則第2.4條項下之利益衝突。因此，第2.4條規定須於公佈該建議前獲取獨立意見不會應用在恒基地產身上，但須待何永勳、李鏡禹、李達民、梁昇及羅德丞各自作出以下各項後始可作實：向執行人員發出書面確認，指彼等各自並未，且不會以恒基地產董事之身份，參與恒基地產有關該建議之決策程序，彼等承諾不會以恒基發展股東之身份，參與恒基發展股東有關批准該建議之會議，且彼等不會收取就進行該建議而附帶之任何利益。於二零零五年十二月七日有關董事已向證監會作出所需之確認及承諾。

該等會議及獨立少數股東將採取之行動

誠如　閣下從本文件第326至329頁之該等會議通告所知，該等會議將分別於二零零六年一月二十日星期五上午十一時正及上午十一時三十分，假座香港中環金融街八號四季酒店海景禮堂舉行。

干恒基地產董事有關之信託之受託人所控制之公司，則根據該計劃向恒基發展股份（由關連人士實益擁有）持有人發行恒基地產股份，將須經獨立之恒基地產股東批准。在這情況下，誠如恒基發展與恒基地產於二零零五年十一月二十四日聯合刊發之公佈所載，實行股份轉讓安排，則毋須向關連人士發行任何新恒基地產股份。根據該安排，恒基地產將促使恒基兆業（被視為擁有恒基地產之61.87%權益）向關連人士或彼等之代名人轉讓彼等根據該計劃而將有權享有之恒基地產股份，藉此換取恒基地產向恒基兆業支付款項，金額相等於被轉讓之恒基地產股份之價值。根據該建議，恒基兆業將根據該安排向關連人士或彼等之代名人轉讓最多合共約19,598,425股恒基地產股份。由於該等恒基地產股份之價值將根據恒基地產股份於緊接生效日期（即根據該計劃，向計劃股份持有人發行及轉讓恒基地產股份之日）前交易日之收市價計算，恒基地產應付恒基兆業之款項，不能於最後實際可行日期釐定。倘若釐定了有關向恒基兆業支付之款項，則將就此另行發表公佈。然而，根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，為數約港幣725,610,128元之款項，包括根據香港法例第117章印花稅條例，就是次轉讓而應付之印花稅約港幣1,448,324元，將由恒基地產按照該安排而支付予恒基兆業。恒基地產已表示，其擬從內部資源撥款支付予恒基兆業有關款項。恒基地產之財務顧問CSFB信納恒基地產有足夠資源，根據股份轉讓安排而向恒基兆業支付款項。

誠如於二零零五年十一月二十四日公佈，恒基兆業已向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

根據該建議，將向計劃股份之持有人（關連人士除外）配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份。

若該計劃並無於二零零六年六月三十日或法院可能許可之較後日期或之前生效，則該計劃會失效，且隨後會發表報章公佈知會少數股東。待條件獲達成或豁免後，該建議（預期於二零零六年二月二十二日生效）將對恒基發展及計劃股份之全體持有人具約束力。預期將於二零零六年三月四日或之前向計劃股份之持有人寄發恒基地產股份之股票。

股權結構，有關控股人士及除外人士權益之資料

有關控股人士及除外人士之股權及權益之詳情，披露於本文件第84及85頁「說明函件」之「股權結構，有關控股人士及除外人士權益之資料」一節。

於達致註銷代價時，恒基地產董事局已考慮恒基發展股份及恒基地產股份之若干財務事宜及現行市價水平。經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價之比率，而計算之註銷代價所代表之溢價如下：

		最後交易日	直至最後交易日止之過往期間				
			10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價(港幣)	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價(港幣)	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C)=(A)/(B)(附註1)	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價=(C)/2.5 - 1(附註2)	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

附註：

1. 「(C)」乃指於任何指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

2. 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於任何指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價港幣34.40元及於最後實際可行日期之收市價港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份分別約值港幣13.76元及港幣14.78元。恒基發展股份於最後交易日及最後實際可行日期之收市價分別約為港幣10.65元及港幣14.00元。

上述每股恒基發展股份分別達港幣13.76元及港幣14.78元之價值，較恒基發展股份於二零零五年六月三十日之經審核綜合資產淨值每股約港幣8.11元溢價約69.67%及82.24%。

每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按註銷代價項下每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

有關達致註銷代價之背景及理由之其他資料，載於本文件第73至75頁說明函件之「該建議之背景及理由」一節。

根據上市規則，向被界定為「關連人士」之人士發行股份將構成一項關連交易，並須經發行公司之股東批准。由於彼等為恒基地產董事或彼等之家族成員或就富生而言，為一間與若

港幣720,000,000元。因是次削減股本將產生進賬額，故所增發之747,083,536股新恒基發展股份，將入賬列為繳足股份，並發行予恒基地產，或按其可能發出之指示予以發行。

作為註銷計劃股份之代價，計劃股份持有人將有權按下列基準收取註銷代價：

每持有2.5股計劃股份..........1股恒基地產股份。

概無計劃股份持有人將有權享有恒基地產股份之零碎部分。

恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，經考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

支付註銷代價時，將並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向任何計劃股份持有人行使權利。

恒基地產獲授權根據於其在二零零四年十二月六日舉行之股東週年大會上授予恒基地產董事之一般性授權，發行新恒基地產股份。根據該計劃將予發行之新恒基地產股份將獲悉數繳足，並與現有恒基地產股份享有同等權益。恒基地產將向聯交所提出申請，將根據該計劃而將予發行之新恒基地產股份上市及買賣。

由於控股人士實益擁有之2,070,243,859股恒基發展股份將不會成為計劃股份之一部分，故概無恒基地產或控股人士或彼等之代名人將有權收取註銷代價。

有化。該建議將導致恒基發展成為恒基地產之全資附屬公司。於該計劃生效後，恒基發展股份於聯交所之上市地位將會撤銷。

於最後實際可行日期，恒基地產透過控股人士仍實益擁有合共2,070,243,859股恒基發展股份，相當於恒基發展已發行股本約73.48%。由於所有控股人士為恒基地產之間接全資附屬公司，故該等恒基發展股份不會構成計劃股份之一部分，亦因此不會在為批准該計劃而舉行之法院指令會議上作代表或投票之用。

此外，鑒於恒基地產於該建議之利益，加上其與除外人士之密切關係(載於本文件第71至73頁「說明函件」中「該建議對恒基發展及恒基地產之股權結構之影響」一節之「恒基發展」分段)，故根據收購守則，除外人士被視為與恒基地產一致行動人士。因此，儘管除外人士實益擁有之所有57,014,064股恒基發展股份(相當於恒基發展之已發行股本約2.03%)構成計劃股份之一部分，但有關恒基發展股份將不會於法院指令會議上作代表或投票之用。

恒基地產已經委任CSFB為有關該建議之財務顧問。

恒基發展董事局由二十名恒基發展董事組成，其中十四名為恒基發展執行董事、三名為恒基發展非執行董事，而其餘三名則為恒基發展之獨立非執行董事。由於全體恒基發展執行董事均參與涉及該建議之決策程序，故根據收購守則，彼等均被視為並無獨立身份就該建議提供意見。除阮北耀外，其餘恒基發展非執行董事及三名恒基發展獨立非執行董事，均為恒基地產及恒基發展之董事。所以，根據收購守則，彼等均被視為並無獨立身份就該建議之條款提供意見。因此，恒基發展之非執行董事阮北耀，已獲恒基發展董事局委任為獨立董事，向獨立少數股東提供有關該建議之推薦建議。恒基發展董事局已為此委任百德能為獨立財務顧問(有關委任事宜已特別獲獨立董事批准)，向獨立董事提供有關該建議之意見。

該建議之概要

本文件旨在向　閣下提供有關該建議之其他資料，以及給予　閣下有關該等會議之通告。務請　閣下亦留意獨立董事函件、百德能致獨立董事之函件、說明函件及該計劃，該等函件均屬於本文件之一部分。

該建議待條件獲達成或豁免(如適用)後，方會以該計劃方式進行，其中涉及註銷所有計劃股份，藉以削減恒基發展之法定及已發行股本。於進行是次削減股本後，恒基發展之法定股本，將藉增發相等於已註銷計劃股份數目之新恒基發展股份而增加至其之前之款額



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

執行董事：
李兆基(主席兼總經理)
李家傑(副主席)
林高演(副主席)
李家誠(副主席)
李達民
何永勳
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
劉智強
黄浩明
薛伯榮

非執行董事：
胡寶星
阮北耀
梁希文
胡家驃
(胡寶星之替代董事)

獨立非執行董事：
鄺志強
高秉強
胡經昌

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條透過協議安排
將恒基兆業發展有限公司私有化之建議

緒言

於二零零五年十一月八日，恒基地產(控制恒基發展之已發行股本約73.48%權益)要求恒基發展董事局根據公司條例第166條，向少數股東提出有關透過協議安排，將恒基發展私

任表格而言，倘未於上述時間交回，可在法院指令會議上交予法院指令會議之主席。股東特別大會之白色代表委任表格不得遲於上文所列時間及日期交回，方為有效。填妥及交回該等會議之代表委任表格後，獨立少數股東屆時仍可親自出席有關會議及在會上按其意願投票。在此情況下，交回之代表委任表格將視作已遭撤銷。

2. 該計劃將於法院批准(無論有否修訂)時生效，而法院指令之官式文本，連同載有公司條例第61條規定之詳情之會議記錄，將會送呈公司註冊處處長登記。登記手續預期為二零零六年二月二十二日。務請少數股東留意本文件第66至68頁說明函件所載之該等條件。若該計劃生效，預期恒基發展股份將於二零零六年二月二十二日撤銷在聯交所之上市地位。

3. 恒基地產股份之股票，將於生效日期起十日內寄發。

暫停買賣恒基地產股份及 恒基地產可換股票據	二月二十一日星期二上午九時三十分
法院聆訊批准該計劃之呈請	二月二十一日星期二
記錄時間	二月二十一日星期二下午五時正
於南華早報及香港經濟日報公佈有關法院聆訊 批准該計劃呈請之結果	二月二十二日星期三
恢復買賣恒基地產股份及 恒基地產可換股票據	二月二十二日星期三上午九時三十分
生效日期 *(附註2)*	二月二十二日星期三
恒基發展股份在聯交所撤銷上市地位 *(附註2)*	二月二十二日星期三 下午四時正
於南華早報及香港經濟日報公佈 生效日期及撤銷恒基發展股份之上市地位	二月二十三日星期四
寄發根據該計劃將予發行或轉讓之 恒基地產股份之股票之日期 *(附註3)*	三月四日星期六或之前
提供有關恒基地產股份之 碎股交易安排之期間	三月六日星期一至 六月六日星期二

少數股東務須注意，上述時間表(主要視乎法院可聆訊有關裁定該計劃之程序之日期而定)可能有所改動。若上述時間表有任何改動，恒基發展將另行發表公佈。

附註：

1. 代表委任表格須盡快及按上述日期及時間交回恒基發展之股份過戶登記處標準証券登記有限公司。股份過戶登記處之地址為香港灣仔告士打道56號東亞銀行港灣中心地下，但由二零零六年一月三日起，則為香港灣仔皇后大道東28號金鐘匯中心26樓。就法院指令會議之粉紅色代表委

二零零六年

就有權出席法院指令會議及股東特別大會，
並於該等會議上投票而交回恒基發展股份
過戶文件之最後時間……一月十七日星期二下午四時正

暫停辦理股份過戶登記手續，
以決定有權出席法院指令會議及股東特別大會，
並於該等會議上投票之獨立少數股東……一月十八日星期三至
一月二十日星期五
（包括首尾兩日）

就以下會議交回代表委任表格之最後時間：

法院指令會議*（附註1）*……一月十八日星期三上午十一時正

股東特別大會*（附註1）*……一月十八日星期三上午十一時三十分

暫停買賣恒基發展股份、恒基地產股份及
恒基地產可換股票據……一月二十日星期五上午九時三十分

法院指令會議……一月二十日星期五上午十一時正

股東特別大會……一月二十日星期五上午十一時三十分
或隨即於法院指令會議結束或續會之後

於聯交所網頁公佈該等會議之結果……一月二十日星期五下午七時正

於南華早報及香港經濟日報
公佈該等會議之結果……一月二十三日星期一

恢復買賣恒基發展股份、恒基地產股份及
恒基地產可換股票據……一月二十三日星期一上午九時三十分

恒基發展股份買賣之最後日期……二月十四日星期二

交回恒基發展股份過戶文件以確定合資格獲得
該計劃之註銷代價之最後時間……二月十七日星期五下午四時正

「該建議」	指	由恒基地產透過該計劃，將恒基發展私有化之建議
「記錄時間」	指	緊接生效日期前之交易日，香港時間下午五時正
「股東名冊」	指	恒基發展存置之股東名冊
「該計劃」	指	恒基發展與計劃股份持有人根據公司條例第166條而訂立之協議安排，包括其任何修訂或增訂或由法院批准或施加之條件，詳情載於本文件第316至325頁
「計劃股份」	指	於記錄時間已發行之恒基發展股份，(不包括控股人士實益擁有之恒基發展股份)
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會頒佈之公司收購及合併守則
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司
「交易日」	指	聯交所進行證券買賣之營業日
「港幣」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣
「平方呎」	指	平方呎
「%」	指	百分比

「香港中華煤氣」	指	香港中華煤氣有限公司，一間在香港註冊成立之有限公司，其股份在聯交所主板上市
「香港小輪」	指	香港小輪(集團)有限公司，一間在香港註冊成立之有限公司，其股份在聯交所主板上市
「獨立董事」	指	阮北耀先生，獲委任向獨立少數股東提供有關該建議之意見之恒基發展非執行董事
「獨立少數股東」	指	少數股東(不包括除外人士實益擁有之恒基發展股份之持有人)
「最後交易日」	指	二零零五年十一月四日，即緊接暫停買賣恒基發展及恒基地產證券，以待刊發公佈前之交易日
「最後實際可行日期」	指	二零零五年十二月十九日，即本文件付印前為確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「敏勝」	指	敏勝置業有限公司，一間在香港註冊成立之有限公司
「該等會議」	指	法院指令會議及股東特別大會，「該會議」則指其中任何一個會議
「少數股東」	指	恒基發展股東(不包括控股人士實益擁有之恒基發展股份之持有人)
「美麗華」	指	美麗華酒店企業有限公司，一間在香港註冊成立之有限公司，其股份於聯交所主板上市
「百德能」	指	百德能證券有限公司，為獨立董事之獨立財務顧問
「市盈率」	指	市價與盈利之比率
「中國」	指	中華人民共和國

「恒基發展董事局」	指	恒基發展之董事局
「恒基發展董事」	指	恒基發展之一名或多名董事
「恒基發展集團」	指	恒基發展及其附屬公司
「恒基發展有形資產淨值」	指	恒基發展集團於二零零五年六月三十日之綜合有形資產淨值，其乃根據恒基發展集團在截至二零零五年六月三十日止年度之經審核財務報表編製
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股
「恒基發展股東」	指	恒基發展股份持有人
「恒基地產」	指	恒基兆業地產有限公司，一間於香港註冊成立之有限公司，恒基地產股份在聯交所主板上市，而第二上市市場則為東京證券交易所
「恒基地產經調整有形資產淨值」	指	恒基地產集團之備考經調整綜合有形資產淨值，其乃根據恒基地產有形資產淨值編製，並就本文件附錄二第6節所載若干項目作出調整
「恒基地產董事局」	指	恒基地產之董事局
「恒基地產可換股票據」	指	Henson International Finance Limited於二零零四年二月九日發行並由恒基地產擔保之二零零六年到期之1.00%可換股擔保票據
「恒基地產董事」	指	恒基地產之一名或多名董事
「恒基地產集團」	指	恒基地產及其附屬公司
「恒基地產有形資產淨值」	指	恒基地產集團於二零零五年六月三十日之綜合有形資產淨值，其乃根據恒基地產集團在截至二零零五年六月三十日止年度之經審核財務報表編製
「恒基地產股東」	指	恒基地產股份持有人
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「持有人」	指	登記持有人，亦包括透過轉讓而有權登記成為持有人之人士及聯名持有人
「香港」	指	中國香港特別行政區

「登銘」	指	登銘置業有限公司，一間於香港註冊成立之有限公司
「戴德梁行」	指	戴德梁行有限公司，一家獨立專業物業估值師
「生效日期」	指	該計劃(如獲批准)之生效日期，預期為二零零六年二月二十二日
「除外人士」	指	李兆基、富生、何永勳、李鏡禹、李達民、梁昇、羅德丞、馮振華、林高禹、李兆麟、Tako Assets、Thommen、Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International
「執行人員」	指	證監會企業融資部之執行董事或其任何代表
「說明函件」	指	本文件第64至315頁所載之說明函件，並根據公司條例第166A條而發出
「股東特別大會」	指	恒基發展批准及執行該計劃而召開之股東特別大會及其任何續會，有關通告載於本文件第328及329頁
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間在香港註冊成立之有限公司
「恒基數碼」	指	恒基數碼科技有限公司，一間在開曼群島註冊成立之有限公司
「恒基兆業」	指	恒基兆業有限公司，一間於香港註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，一間於香港註冊成立之有限公司，恒基發展股份在聯交所主板上市
「恒基發展經調整有形資產淨值」	指	恒基發展集團之備考經調整綜合有形資產淨值，其乃根據恒基發展有形資產淨值編製，並就本文件附錄一第6節所載若干項目作出調整

本文件(不包括該計劃及該等會議之通告)內，除文義另有所指外，下列詞語具有下列涵義：

「公佈」	指	恒基發展與恒基地產於二零零五年十一月九日聯合發表有關(其中包括)該建議之公佈
「公佈日期」	指	二零零五年十一月九日，即公佈之日期
「聯繫人」	指	具收購守則所賦予之涵義
「授權」	指	與該建議有關之一切必要之授權、登記、存案、裁決、同意、准許及批准
「註銷代價」	指	該建議之註銷代價，為每持有2.5股計劃股份獲發一股恒基地產股份
「賓勝」	指	賓勝置業有限公司，一間於香港註冊成立之有限公司
「公司條例」	指	香港法例第32章公司條例
「條件」	指	該建議受規限之條件或任何一項條件，詳情載於本文件第66至68頁說明函件內
「控股人士」	指	敏勝、登銘、Gainwise、踞威及賓勝
「關連人士」	指	不包括Tako Assets、Thommen、Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International之除外人士
「法院」	指	香港特別行政區高等法院原訟法庭
「法院指令會議」	指	將按法院指令，就批准該計劃而召開之少數股東會議及其任何續會。有關通告載於本文件第326及327頁
「踞威」	指	踞威置業有限公司，一間在香港註冊成立之有限公司
「CSFB」	指	Credit Suisse First Boston (Hong Kong) Limited，就該建議而言，為恒基地產之財務顧問
「CSFB集團」	指	CSFB以及控制CSFB之實體、由CSFB控制之實體或與CSFB受到同樣控制之實體

目　錄

頁次

此乃要件　請即處理

閣下對本文件任何方面或將採取的行動如有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有恒基兆業發展有限公司股份，應立即將本文件及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

致：居住在美利堅合眾國(「美國」)之獨立少數股東(定義見本文件)：

此項交換要約或業務合併乃就外地公司之證券而進行。該要約須符合外地國家之披露規定(有別於美國之披露規定)。本文件所收錄之財務報表乃屬於外地公司之財務報表，已根據外地會計標準(可能與美國公司之財務報表不同)編製。由於恒基兆業發展有限公司及恒基兆業地產有限公司均位於外地國家，加上彼等某些或全部高級職員及董事可能居住在外地國家，故　閣下可能難以強制執行權利，以及難以強制執行　閣下根據聯邦證券法規而可能產生之任何申索。　閣下未必能夠在外地法院，就違反美國證券法而向外地公司或其高級職員或董事提出起訴。可能難以迫使外地公司及其聯繫公司接受美國法院判決。　閣下務須留意，恒基兆業地產有限公司可能不根據交換要約而在公開市場或私自進行磋商而購買證券。



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：0012)

根據公司條例第166條
透過協議安排
進行私有化之建議
涉及註銷計劃股份持有人(定義見本文件)所持
恒基兆業發展有限公司每股面值港幣0.20元之全部已發行股份

恒基兆業地產有限公司之財務顧問

CREDIT SUISSE | FIRST BOSTON

恒基兆業發展有限公司
獨立董事(定義見本文件)之獨立財務顧問



百德能
證券

恒基兆業發展有限公司董事局函件載於本文件第9至16頁。有關該建議(定義見本文件)之說明函件載於本文件第64至315頁。載有獨立董事(定義見本文件)致獨立少數股東有關該建議之意見函件，載於本文件第17及18頁。載有獨立財務顧問百德能證券有限公司致獨立董事有關該建議之意見函件，載於本文件第19至63頁。

獨立少數股東將採取之行動，載於本文件第90及91頁。

該等會議(定義見本文件)將於二零零六年一月二十日舉行，有關通告載於本文件第326至329頁。**無論　閣下能否親自出席任何該等會議，務請　閣下按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示，填妥及簽署，並將有關表格盡快交回恒基兆業發展有限公司之股份過戶登記處標準証券登記有限公司。股份過戶登記處之地址為香港灣仔告士打道56號東亞銀行港灣中心地下，但由二零零六年一月三日起，則地址為香港灣仔皇后大道東28號金鐘匯中心26樓。就白色代表委任表格而言，不得遲於股東特別大會之指定舉行時間四十八小時前交回。然而，就粉紅色代表委任表格而言，倘未於上述時間交回，閣下可於法院指令會議上交予法院指令會議之主席。**

本文件乃由恒基兆業發展有限公司與恒基兆業地產有限公司聯合刊發。

二零零五年十二月二十二日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Land Development Company Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0012)

DISCLOSEABLE TRANSACTION

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

---

22 December 2005

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"Announcement"	the announcement dated 9 November 2005 issued jointly by HIL and HLD relating to, amongst other things, the Proposal
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Consideration"	the cancellation consideration under the Proposal, being one HLD Share for every 2.5 Scheme Shares held
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Condition(s)"	the conditions or any of them to which the Proposal is subject, all of which are set out on pages 10 and 11 of this circular
"Controlling Parties"	Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited
"Connected Parties"	the Excluded Parties other than Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Court Meeting"	the meeting of the Minority Shareholders to be convened at the direction of the Court for the approval of the Scheme
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, the financial adviser to HLD in connection with the Proposal, CSFB is deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"CSFB Group"	CSFB and entities controlling, controlled by or under the same control as CSFB
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be 22 February 2006
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

"Extraordinary General Meeting"	the extraordinary general meeting of HIL convened for the approval and implementation of the Scheme
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and the HIL Shares are listed on the Main Board of the Stock Exchange
"HIL Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HIL Group as set out in section 6 of Appendix I to the Scheme Document
"HIL Board"	the board of directors of HIL
"HIL Group"	HIL and its subsidiaries
"HIL NTAV"	the consolidated net tangible asset value of the HIL Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HIL Share(s)"	ordinary share(s) of HK$0.20 each in the capital of HIL
"HIL Shareholders"	holder(s) of HIL Shares
"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and the HLD Shares are listed on the Main Board of the Stock Exchange with secondary listing on The Tokyo Stock Exchange
"HLD Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HLD Group as set out in section 6 of Appendix II to the Scheme Document
"HLD Board"	the board of directors of HLD
"HLD Convertible Note(s)"	1.00% guaranteed convertible notes due 2006 issued by Henson International Finance Limited on 9 February 2004 and guaranteed by HLD
"HLD Director(s)"	director(s) of HLD
"HLD Group"	HLD and its subsidiaries

"HLD NTAV"	the consolidated net tangible asset value of the HLD Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HLD Share(s)"	ordinary share(s) of HK$2.00 each in the capital of HLD
"HLD Shareholder(s)"	holder(s) of HLD Shares
"holder"	a registered holder of shares, including a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong China Gas"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Hong Kong Ferry"	Hong Kong Ferry (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Independent Minority Shareholder(s)"	Minority Shareholder(s) other than the holders of the HIL Shares beneficially owned by the Excluded Parties
"Last Trading Date"	4 November 2005, being the trading day immediately before the suspension of tradings in the securities of HIL and HLD pending the issue of the Announcement
"Latest Practicable Date"	19 December 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Minority Shareholder(s)"	HIL Shareholders other than the holders of the HIL Shares beneficially owned by the Controlling Parties
"Miramar"	Miramar Hotel and Investment Company, Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"PRC"	People's Republic of China
"Proposal"	the proposal for the privatisation of HIL by HLD by way of the Scheme

"Record Time"	5:00 p.m. Hong Kong time on the trading day immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	the scheme of arrangement between HIL and the holders of Scheme Shares under Section 166 of the Companies Ordinance, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Court
"Scheme Document"	a composite document dated 22 December 2005 which is to be despatched to the Minority Shareholders, containing, inter alia, details of the Scheme, the explanatory statement required under Section 166A of the Companies Ordinance, the notice of the Court Meeting and the notice of the Extraordinary General Meeting, as set out in Appendix II to this circular
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers issued by the Securities and Futures Commission
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"trading day"	a day on which the Stock Exchange is open for business of dealings in securities
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0012)

Executive Directors:
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Ho Wing Fun
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors:
Lo Tak Shing *(Vice Chairman)*
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Kan Fook Yee
Vincent Liang *(Alternate Director to Lo Tak Shing)*
Jackson Woo Ka Biu *(Alternate Director to Woo Po Shing)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office:
72nd - 76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

22 December 2005

To the HLD Shareholders

Dear Sir or Madam,

Proposed Privatisation of HENDERSON INVESTMENT LIMITED by Henderson Land Development Company Limited by way of a Scheme of Arrangement under Section 166 of the Companies Ordinance

1. INTRODUCTION

On 8 November 2005, HLD, which controls approximately 73.48% of the issued share capital of HIL, requested the HIL Board to put forward a proposal to the Minority Shareholders for the proposed

privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. The Proposal will result in HIL becoming a wholly-owned subsidiary of HLD. Upon the Scheme becoming effective, the listing of the HIL Shares on the Stock Exchange will be withdrawn.

Under the Proposal, the Scheme Shares will be cancelled and, in consideration thereof, the holders of Scheme Shares will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held . . . . one HLD Share.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

As at the Latest Practicable Date, HLD, through the Controlling Parties, remained beneficially interested in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties were all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to a share transfer arrangement as jointly announced by HLD and HIL on 24 November 2005 and 12 December 2005. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The purpose of this circular is to provide you with further information with regard to the Proposal which constitutes a discloseable transaction for HLD under the Listing Rules. As mentioned in the Announcement and the announcement dated 14 December 2005 issued jointly by HLD and HIL, HLD has made applications to the Stock Exchange for extension of time for the despatch of this circular in order that this circular and the Scheme Document (the entire copy of which is attached to this circular as Appendix II for information) could be despatched on the same day.

2. INFORMATION RELATING TO THE HIL GROUP

HIL is a company incorporated in Hong Kong with limited liability and the HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

A summary of the audited consolidated financial results of the HIL Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the Year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	1,294,420	1,255,773
Profit from operations	1,471,572	889,196
Profit from ordinary activities before taxation	4,261,565	2,654,099
Profit from ordinary activities after taxation but before minority interests	3,570,831	2,224,027
Profits from ordinary activities after taxation but before minority interests per HIL Share	HK$1.27	HK$0.79
Profits attributable to the HIL Shareholders	3,505,160	2,129,869
Earnings per HIL Share	HK$1.24	HK$0.76

The HIL NTAV as at 30 June 2005 was approximately HK$21,699 million, equivalent to HK$7.70 per HIL Share. The HIL Adjusted NTAV is approximately HK$46,268 million, equivalent to HK$16.42 per HIL Share.

For further information relating to the HIL Group, your attention is drawn to the section headed "Information relating to the HIL Group" in the Explanatory Statement on pages 75 to 82 of the Scheme Document set out in Appendix II to this circular.

3. EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

HIL

The Controlling Parties are all indirect wholly-owned subsidiaries of HLD. By virtue of their beneficial interests in an aggregate of 2,070,243,859 HIL Shares, which represents 73.48% of the issued share capital of HIL, the Controlling Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, the HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares.

The Excluded Parties comprise various individuals and corporations having an aggregate beneficial interests in 57,014,064 HIL Shares, representing approximately 2.03% of the issued capital of HIL. The individuals are either HLD Director or their family members. As to the corporations, Fu Sang is a company controlled by the trustee of a trust related to certain HLD Directors. Tako Assets and Thommen are wholly-owned subsidiaries of Hong Kong Ferry, which is owned as to 31.33% by HIL, which in turn is a subsidiary of HLD. Therefore, Tako Assets and Thommen are under the control of Hong Kong Ferry, which is an associated company of a subsidiary of HLD. The remaining corporate Excluded Parties are the two members of the CSFB Group. Because of all these relationships with HLD as the offeror under the Proposal, notwithstanding that the HIL Shares beneficially owned by them constitute part of the Scheme Shares, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code and are prevented from voting at the Court Meeting.

The table below sets out the shareholding structure of HIL as at the Latest Practicable Date and immediately upon completion of the Proposal:

HIL Shareholders	As at the Latest Practicable Date Number of HIL Shares	%	Upon completion of the Proposal *(note 1)* Number of HIL Shares	%
Controlling Parties	2,070,243,859	73.48	2,817,327,395	100.00
Excluded Parties	57,014,064	2.03	—	—
Independent Minority Shareholders	690,069,472	24.49 *(note 2)*	—	—
Total	2,817,327,395	100.00	2,817,327,395	100.00

Notes:

1. Under the Scheme, the Scheme Shares will be cancelled. Upon such cancellation, the authorised capital of HIL will be increased to its former amount by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, which will be issued as fully paid to HLD or as HLD may direct.

2. Notwithstanding that the Independent Minority Shareholders in aggregate held only 24.49% of the issued share capital of HIL as at the Latest Practicable Date, there is sufficient public float for the purposes of the Listing Rules because some of the Excluded Parties comprising Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen and the two members of the CSFB Group, although presumed to be parties acting in concert with, are not deemed to be "connected persons" of HLD for the purposes of Rule 8.24 of the Listing Rules. Accordingly, these Excluded Parties were regarded as members of the public under the Listing Rules.

Following the Scheme becoming effective and the withdrawal of listing of the HIL Shares on the Stock Exchange, HIL will become an indirect wholly-owned subsidiary of HLD.

As at the Latest Practicable Date, there were 2,817,327,395 HIL Shares in issue and the Minority Shareholders were interested in 747,083,536 HIL Shares, representing approximately 26.52% of the issued capital of HIL.

HLD

The table below sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

HLD Shareholders	As at the Latest Practicable Date Number of HLD Shares	%	Upon completion of the Proposal Number of HLD Shares	%
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

The implementation of the Proposal will not result in a change of control of HLD.

As at the Latest Practicable Date, the authorised share capital of HLD was HK$5,200,000,000 divided into 2,600,000,000 HLD Shares of HK$2.00 each. As at the Latest Practicable Date, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities and HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

4. CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HIL and all holders of Scheme Shares, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL;

(c) the sanction of the Scheme, with or without modifications, and confirmation of the reduction of the capital of HIL involved in the Scheme by the Court;

(d) an office copy of the order of the Court, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies;

(e) the granting by the Stock Exchange of the listing of, and permission to deal in, the new HLD Shares which will fall to be issued pursuant to the Proposal;

(f) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the relevant authorities in Hong Kong or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any relevant authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in the relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h) all necessary consents which may be required under any existing contractual obligations of HIL being obtained; and

(i) if required, the obtaining by HLD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any third parties which are necessary or desirable for the implementation of the Proposal under the applicable laws and regulations.

HLD reserves the right to waive conditions (f), (g), (h) and (i), either in whole or in part, and whether generally or in respect of any particular matter. Conditions (a) to (e) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2006 (or such later date as the Court may allow), failing which the Proposal will lapse.

5. BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

The HLD Board is of the view that the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time. Currently this indirect interest of HLD is held through a 73.48% shareholding of HIL, which has direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. Therefore, HLD's indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amount to 27.64%, 23.02% and 32.49% respectively. However, after completion of the Proposal, HLD's interests in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. It is also expected that HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and a member of the Hang Seng Index resulting in the HLD Shares becoming, in time, more attractive to institutional investors. The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

In arriving at the Cancellation Consideration, the HLD Board has had regard to the following considerations:

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share on the Last Trading Date and the respective last reported earnings of HK$5.98 per HLD Share and HK$1.24 per HIL Share, the HLD Shares are trading at a lower price-earnings multiple of 5.75 times compared to a trading multiple of 8.59 times for the HIL Shares;

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share on the Last Trading Date and the dividends per HLD Share of HK$1.00 and the dividends per HIL Share of HK$0.28 for the financial year ended 30 June 2005, the HLD Shares are trading at a higher dividend yield of 2.9% compared to the dividend yield of 2.6% for the HIL Shares;

HLD is a major listed company in Hong Kong, with a market capitalisation of approximately HK$62,422 million and ranked 17 in terms of market capitalisation among the 33 members of the Hang Seng Index on the basis of their respective closing prices on the Stock Exchange on the Last Trading Date, while the market capitalisation of HIL amounted to approximately HK$30,005 million;

Over the past year, the average daily turnovers of the HLD Shares and the HIL Shares on the Stock Exchange amounted to approximately HK$121 million and approximately HK$19 million, respectively;

The Cancellation Consideration is derived from the value of an HIL Share of approximately HK$13.76 based on the closing price of HK$34.40 per HLD Share on the Last Trading Date, representing a significant premium of approximately 81.05% over the cash offer of HK$7.60 per HIL Share under a general offer extended by HLD to the minority shareholders of HIL in 2002. In light of the above, the HLD Directors believe that the terms of the Proposal are fair and reasonable and in the interests of the HLD Shareholders as a whole.

Upon the Scheme becoming effective, HIL will become a wholly-owned subsidiary of HLD.

6. FUTURE INTENTIONS

Other than as mentioned below, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL. The HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses.

7. CONSIDERATION

The Scheme provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, the holders of Scheme Shares whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held . . . . one HLD Share.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share.

The premia represented by the Cancellation Consideration, which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B)[(Note 1)]	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1[(Note 2)]	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share of approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24%, respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Under the Proposal, up to a total of 279,234,988 new HLD Shares of nominal value of HK$2.00 each will be allotted and issued to holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued

capital of HLD upon completion of the Proposal, and the total issued share capital of HLD will be increased from HK$3,629,160,000 to HK$4,187,629,976 by creation of 279,234,988 new HLD Shares of nominal value of HK$2.00 each and thus the amount of share capital being paid up for the newly allotted HLD Shares will be HK$558,469,976, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

HLD has power to issue the new HLD Shares pursuant to the general mandate granted to the HLD Directors at the annual general meeting of HLD held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be issued and credited as fully paid up, ranking *pari passu* with the existing HLD Shares at the date of issue. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

8. ODD LOT TRADING ARRANGEMENT

In order to facilitate the trading of odd lots of HLD Shares issued or transferred under the Scheme, HLD has appointed DBS Vickers (Hong Kong) Limited of 18th - 19th Floors, Man Yee Building, 68 Des Voeux Road Central, Hong Kong to provide the service to match the sale and purchase of odd lots of such HLD Shares during the period from Monday, 6 March, 2006 to Tuesday, 6 June, 2006, both days inclusive. Holders of the HLD Shares issued or transferred, as the case may be, in odd lots under the Scheme who wish to use this facility may contact the following agent during the aforesaid period as follows:

Contact Person	Telephone Number
Mr. Peter Cheung Kin Wah - Director, Sales	2863 8892
Mr. Ho Chun Man - Sales Associate	2820 4600

Holders of odd lots of HLD Shares under the Scheme should note that the matching of the sale and purchase of odd lots of HLD Shares is not guaranteed. Such HLD Shareholders are advised to consult their professional advisers if they are in doubt about the facility described above.

9. FINANCIAL EFFECTS OF THE PROPOSAL

(a) Earnings

The earnings per HLD Share based on the audited financial statements of the HLD Group for the year ended 30 June 2005 was about HK$5.98. Assuming that (i) the Proposal became effective on 1 July 2004; (ii) the cost of acquisition under the Proposal was calculated with reference to the 279,234,988 new HLD Shares valued at HK$36.95 each (being the closing price of an HLD Share as at the Latest Practicable Date); and (iii) the negative goodwill of approximately HK$969.2 million so arisen from the acquisition was recognised in the consolidated profit and loss account in accordance

with the Hong Kong Financial Reporting Standard 3 "Business Combinations" immediately upon the Proposal becoming effective, the pro forma earnings per share of the HLD Group for the year ended 30 June 2005 would be about HK$6.08. This would represent an increase in the earnings per HLD Share of 1.67%.

(b) **Net tangible assets**

The HLD NTAV per HLD Share was about HK$36.29. Assuming that the Proposal became effective on 30 June 2005 and the cost of acquisition under the Proposal was calculated with reference to the 279,234,988 new HLD Shares valued at HK$36.95 each (being the closing price of an HLD Share as at the Latest Practicable Date), the pro forma net tangible asset value per HLD Share as at 30 June 2005 would be about HK$36.84. This would represent an increase in the net tangible asset value per HLD Share of 1.52%.

(c) **Net debt/equity ratio**

The net debt/equity ratio of the HLD Group based on audited financial statements for the year ended 30 June 2005 was about 19.74%. Assuming that the Proposal became effective on 30 June 2005 and the cost of acquisition under the Proposal was calculated with reference to the 279,234,988 new HLD Shares valued at HK$36.95 each (being the closing price of an HLD Share as at the Latest Practicable Date), the pro forma net debt/equity ratio of the HLD Group as at 30 June 2005 would be about 17.98%. This would represent a decrease in the HLD Group's net debt/equity ratio of 8.92%.

10. INFORMATION RELATING TO HLD

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

11. IMPLICATIONS UNDER THE LISTING RULES

(a) **Discloseable Transaction**

The Proposal involves, inter alia, the cancellation and extinguishment of the Scheme Shares in consideration of which HLD shall allot and issue, or transfer to the holders of Scheme Shares HLD Shares in the proportion of one HLD Share for every 2.5 Scheme Shares. As each of the applicable percentage ratios relating to the Proposal is 5% or more, but less than 25%, the Proposal constitutes a discloseable transaction for HLD under Rule 14.06 of the Listing Rules.

(b) **Connected Transaction**

Under the Listing Rules, any issue of shares to a party within the meaning of "connected persons" would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu

Sang, a company controlled by a trustee of a trust relating to some of the HLD Directors, any issue of HLD Shares as Cancellation Consideration to the holders of the HIL Shares beneficially owned by the Connected Parties will constitute a connected transaction of HLD which requires approval by the independent HLD Shareholders under the Listing Rules. In order for these holders of the HIL Shares to receive their Cancellation Consideration other than by way of an issue to them of new HLD Shares by HLD, an arrangement as stated in the announcement dated 24 November 2005 issued jointly by HLD and HIL was put in place. Under such arrangement, HLD will procure Henderson Development, which is the ultimate holding company taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees such number of HLD Shares to which they will be entitled pursuant to the Scheme in consideration of HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to the share transfer arrangement. Since the value of the HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares will effectively be issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at the Latest Practicable Date. Further announcement regarding the amount of payment will be made when determined. HLD will comply with any disclosure and other requirement applicable under the Listing Rules in relation to any such connected transactions. Based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to finance the payment from internal resources. CSFB, the financial adviser to HLD, is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As Henderson Development, being a substantial shareholder of HLD and interested in approximately 61.87% of the total issued share capital of HLD as at the Latest Practicable Date, is a connected person of HLD, the entering into of the share transfer arrangement will constitute a connected transaction of HLD. Based on the estimated consideration of HK$725,610,128 under the share transfer arrangement, each of the percentage ratios applicable to the transaction in accordance with Chapter 14A of the Listing Rules is less than 2.5%. Accordingly, HLD will only be subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

As announced on 24 November 2005, Henderson Development has indicated to HLD that, it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

The inclusion of information in relation to the share transfer arrangement in this circular is for the information of the HLD Shareholders.

12. ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix I to this circular and the Scheme Document set out in Appendix II to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to HLD. The HLD Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the HLD Directors and the chief executive of HLD in the shares, underlying shares and debentures of HLD and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to HLD and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

			Number of HLD Shares and shares in HLD's associated corporations held and nature of interest				Total number and percentage of issued share capital of HLD held	
Name of Company	**Name of Director**	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
HLD	Lee Shau Kee	1	—	—	1,122,938,300	—	1,122,938,300	61.88
	Lee Ka Kit	1	—	—	—	1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	1	—	—	—	1,122,938,300	1,122,938,300	61.88
	Li Ning	1	—	1,122,938,300	—	—	1,122,938,300	61.88
	Lee Tat Man	2	498,000	—	—	—	498,000	0.03
	Lo Tak Shing	3	11,000	—	—	—	11,000	0.00
	Lee Pui Ling, Angelina	4	30,000	—	—	—	30,000	0.00
	Kan Fook Yee	5	—	24,000	—	—	24,000	0.00
	Lee King Yue	6	42,900	—	19,800	—	62,700	0.00
	Fung Lee Woon King	7	1,000,000	—	—	—	1,000,000	0.06
	Leung Sing	8	85,600	—	—	—	85,600	0.00
	Ho Wing Fun	9	100	—	—	—	100	0.00
	Woo Ka Biu, Jackson	10	—	2,000	—	—	2,000	0.00

Name of Company	Name of Director	Note	Number of HLD Shares and shares in HLD's associated corporations held and nature of interest				Total number and percentage of issued share capital of HLD held	
			Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
HIL	Lee Shau Kee	11	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
	Lee Ka Kit	11	—	—	—	2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	11	—	—	—	2,075,859,007	2,075,859,007	73.68
	Li Ning	11	—	2,075,859,007	—	—	2,075,859,007	73.68
	Lee Tat Man	12	6,666	—	—	—	6,666	0.00
	Lo Tak Shing	13	404,375	—	—	—	404,375	0.01
	Lee King Yue	14	1,001,739	—	—	—	1,001,739	0.04
	Leung Sing	15	150,000	—	—	—	150,000	0.01
	Ho Wing Fun	16	1,100	—	—	—	1,100	0.00
Hong Kong China Gas	Lee Shau Kee	17	3,226,174	—	2,157,017,776	—	2,160,243,950	39.21
	Lee Ka Kit	17	—	—	—	2,157,017,776	2,157,017,776	39.16
	Lee Ka Shing	17	—	—	—	2,157,017,776	2,157,017,776	39.16
	Li Ning	17	—	2,157,017,776	—	—	2,157,017,776	39.16
Hong Kong Ferry	Lee Shau Kee	18	7,799,220	—	111,636,090	—	119,435,310	33.52
	Lee Ka Kit	18	—	—	—	111,636,090	111,636,090	31.33
	Lee Ka Shing	18	—	—	—	111,636,090	111,636,090	31.33
	Li Ning	18	—	111,636,090	—	—	111,636,090	31.33
	Lam Ko Yin, Colin	19	150,000	—	—	—	150,000	0.04
	Fung Lee Woon King	20	465,100	—	—	—	465,100	0.13
	Leung Hay Man	21	2,250	—	—	—	2,250	0.00
Miramar	Lee Shau Kee	22	—	—	255,188,250	—	255,188,250	44.21
	Lee Ka Kit	22	—	—	—	255,188,250	255,188,250	44.21
	Lee Ka Shing	22	—	—	—	255,188,250	255,188,250	44.21
	Li Ning	22	—	255,188,250	—	—	255,188,250	44.21
	Kan Fook Yee	23	—	20,000	—	—	20,000	0.00
	Woo Po Shing	24	2,705,000	—	2,455,000	—	5,160,000	0.89

Name of Company	Name of Director	Note	Number of HLD Shares and shares in HLD's associated corporations held and nature of interest				Total number and percentage of issued share capital of HLD held	
			Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Henderson Development	Lee Shau Kee	25	—	—	8,190 (Ordinary A Shares)	—	8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	26	—	—	3,510 (Non-voting B Shares)	—	3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	27	35,000,000 (Non-voting Deferred Shares)	—	15,000,000 (Non-voting Deferred Shares)	—	50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	25	—	—	—	8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	26	—	—	—	3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	27	—	—	—	15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	25	—	—	—	8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	26	—	—	—	3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	27	—	—	—	15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	25	—	8,190 (Ordinary A Shares)	—	—	8,190 (Ordinary A Shares)	100.00
	Li Ning	26	—	3,510 (Non-voting B Shares)	—	—	3,510 (Non-voting B Shares)	100.00
	Li Ning	27	—	15,000,000 (Non-voting Deferred Shares)	—	—	15,000,000 (Non-voting Deferred Shares)	30.00
Best Homes Limited	Lee Shau Kee	28	—	—	26,000	—	26,000	100.00
	Lee Ka Kit	28	—	—	—	26,000	26,000	100.00
	Lee Ka Shing	28	—	—	—	26,000	26,000	100.00
	Li Ning	28	—	26,000	—	—	26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	29	—	—	16,000	—	16,000	5.33

Name of Company	Name of Director	Note	Number of HLD Shares and shares in HLD's associated corporations held and nature of interest				Total number and percentage of issued share capital of HLD held	
			Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Drinkwater Investment Limited	Leung Hay Man	30	—	—	5,000	—	5,000	4.49
	Woo Po Shing	31	—	—	3,250	—	3,250	2.92
Feswin Investment Limited	Lee Ka Kit	32	—	—	5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	33	2,000	—	—	—	2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	34	50	—	—	—	50	5.00
Henfield Properties Limited	Lee Ka Kit	35	—	—	4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	36	—	—	100	—	100	100.00
	Lee Ka Kit	36	—	—	—	100	100	100.00
	Lee Ka Shing	36	—	—	—	100	100	100.00
	Li Ning	36	—	100	—	—	100	100.00
Maxfine Development Limited	Lee Ka Kit	37	—	—	3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	38	—	—	5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	39	—	—	3,240	—	3,240	80.00
	Lee Ka Kit	39	—	—	—	3,240	3,240	80.00
	Lee Ka Shing	39	—	—	—	3,240	3,240	80.00
	Li Ning	39	—	3,240	—	—	3,240	80.00
Quickcentre Properties Limited	Lee Ka Kit	40	—	—	1	1	2	100.00
Shellson International Limited	Lee Ka Kit	41	—	—	25	75	100	100.00

* *relate to the same shares*

Notes:

1. Of these HLD Shares, (i) 570,743,800 HLD Shares were owned by Henderson Development; (ii) 7,962,100 HLD Shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of Henderson Development; (iii)

145,090,000 HLD Shares were owned by Cameron Enterprise Inc.; 222,045,300 HLD Shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 HLD Shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 HLD Shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 HLD Shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by Henderson Development; (iv) 5,602,600 HLD Shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of Hong Kong China Gas which was 37.62% held by HIL. HIL was 73.48% held by HLD which in turn was 61.87% held by Henderson Development; and (v) 192,500 HLD Shares were owned by Fu Sang. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Lee Shau Kee. Lee Shau Kee was taken to be interested in these HLD Shares by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these HLD Shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HLD Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Lo Tak Shing was the beneficial owner of these HLD Shares.

4. Lee Pui Ling, Angelina was the beneficial owner of these HLD Shares.

5. These HLD Shares were owned by the wife of Kan Fook Yee.

6. Lee King Yue was the beneficial owner of 42,900 HLD Shares, and the remaining 19,800 HLD Shares were held by Ngan Hei Development Company Limited which was 50% each owned by Lee King Yue and his wife.

7. Fung Lee Woon King was the beneficial owner of these HLD Shares.

8. Leung Sing was the beneficial owner of these HLD Shares.

9. Ho Wing Fun was the beneficial owner of these HLD Shares.

10. These HLD Shares were owned by the wife of Woo Ka Biu, Jackson.

11. Of these HIL Shares, Lee Shau Kee was the beneficial owner of 34,779,936 HIL Shares, and for the remaining 2,075,859,007 HIL Shares, (i) 802,854,200 HIL Shares, 602,168,418 HIL Shares, 363,328,900 HIL Shares, 217,250,000 HIL Shares and 84,642,341 HIL Shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HLD; and (ii) 5,615,148 HIL Shares were owned by Fu Sang. Lee Shau Kee was taken to be interested in HLD and Fu Sang as set out in Note 1 and HIL by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these HIL Shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HIL Shares by virtue of the SFO.

12. Lee Tat Man was the beneficial owner of these HIL Shares.

13. Lo Tak Shing was the beneficial owner of these HIL Shares.

14. Lee King Yue was the beneficial owner of these HIL Shares.

15. Leung Sing was the beneficial owner of these HIL Shares.

16. Ho Wing Fun was the beneficial owner of these HIL Shares.

17. Of these shares, Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HIL; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HIL; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by Henderson Development; and (iv) 80,479,759 shares were owned by Fu Sang. Lee Shau Kee was taken to be interested in HIL, Henderson Development and Fu Sang as set out in Notes 1 and 11 and Hong Kong China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these shares by virtue of the SFO.

18. Of these shares, Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HIL; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HIL. Lee Shau Kee was taken to be interested in HIL as set out in Note 11 and Hong Kong Ferry by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these shares by virtue of the SFO.

19. Lam Ko Yin, Colin was the beneficial owner of these shares.

20. Fung Lee Woon King was the beneficial owner of these shares.

21. Leung Hay Man was the beneficial owner of these shares.

22. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HIL. Lee Shau Kee was taken to be interested in HIL as set out in Note 11 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these shares by virtue of the SFO.

23. These shares were owned by the wife of Kan Fook Yee.

24. Of these shares, Woo Po Shing was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Woo Po Shing.

25. These shares were held by Hopkins as trustee of the Unit Trust.

26. These shares were held by Hopkins as trustee of the Unit Trust.

27. Of these shares, Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

28. Of these shares, (i) 10,400 shares were owned by HLD; (ii) 2,600 shares were owned by Henderson Development; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Li Ning was taken to be interested in such shares by virtue of the SFO.

29. These shares were held by Pearl Assets Limited which was 60% owned by Woo Ka Biu, Jackson.

30. These shares were held by Gilbert Investment Inc. which was wholly-owned by Leung Hay Man.

31. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Woo Po Shing and 50% by his wife.

32. Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HLD.

33. Fung Lee Woon King was the beneficial owner of these shares.

34. Fung Lee Woon King was the beneficial owner of these shares.

35. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

36. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HLD; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of Henderson Development; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

37. These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

38. Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

39. Of these shares, (i) 3,038 shares were owned by HLD; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

40. Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

41. Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

Save as disclosed above, as at the Latest Practicable Date, none of the HLD Directors nor the chief executives of HLD nor their respective associates, had interests or short positions in the shares, underlying shares and debentures of HLD or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to HLD and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. SUBSTANTIAL SHAREHOLDERS

Save for the interests of certain HLD Directors disclosed above, according to the register of interests maintained by HLD pursuant to section 336 of the SFO and so far as was known to the HLD Directors or chief executive of HLD, as at the Latest Practicable Date, the following persons or corporations (other than an HLD Director or chief executive of HLD) had an interest or short position in the shares or underlying shares of HLD which would fall to be disclosed to HLD under Divisions 2 and 3 of Part XV of the SFO.

Name of Substantial Shareholder	**No. of shares in which interested**	**% Interest**
Rimmer (Cayman) Limited *(Note)*	1,122,938,300	61.88
Riddick (Cayman) Limited *(Note)*	1,122,938,300	61.88
Hopkins (Cayman) Limited *(Note)*	1,122,938,300	61.88
Henderson Development *(Note)*	1,122,745,800	61.87
Yamina Investment Limited *(Note)*	538,437,300	29.67
Believegood Limited *(Note)*	222,045,300	12.24
South Base Limited *(Note)*	222,045,300	12.24
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. *(Note)*	145,090,000	8.00

Note:

Please see Note 1 to Section 2 of this appendix.

Save as disclosed above, as at the Latest Practicable Date and so far as is known to the HLD Directors or chief executive of HLD, there was no other person (other than an HLD Director or chief executive of HLD) who had an interest or short position in the shares or underlying shares of HLD which would fall to be disclosed to HLD under Divisions 2 and 3 of Part XV of the SFO.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the HLD Directors had any existing or proposed service contracts with the HLD Group which does not expire or is not determinable by the HLD Group within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, neither HLD nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the HLD Directors are aware, no litigation or claim of material importance is pending or threatened against HLD or any of its subsidiaries.

6. COMPETING INTEREST

As at the Latest Practicable Date, Lee Shau Kee, the Chairman of HLD and Lee Ka Kit, Lee Ka Shing and Li Ning, all being HLD Directors, have deemed interests and/or held directorships in companies engaged in the businesses of property investment and development in Hong Kong and the PRC. As those companies which might have competing businesses with the Group were involved in the development and investment of properties of different types and/or in different locations, the HLD Group has been operating independently of, and at arm's length from, the businesses of those companies.

As at the Latest Practicable Date, in so far as the HLD Directors are aware, save as disclosed above, none of the HLD Directors or their respective associates (as defined in the Listing Rules) have any interest in a business which competes or is likely to compete with the business of the HLD Group.

7. GENERAL

(a) The registered office of HLD is at 72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(b) The share registrar of HLD is Computershare Hong Kong Investor Services Limited, 46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The secretary of HLD is Mr. Timon Liu Cheung Yuen, *B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.*.

(d) The qualified accountant of HLD is Mr. Chao Lung Yu, *F.C.C.A., C.P.A.*.

(e) The English language text of this circular shall prevail over the Chinese language text in case of inconsistency.

References in this Appendix II to page numbers are to
pages of the attached Scheme Document and
not to pages of this circular

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the actions to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Investment Limited**, you should at once hand this document and the accompanying forms of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

To: Independent Minority Shareholders (as defined herein) residing in the United States of America ("U.S."):

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the U.S.. Financial statements included in this document are those of the foreign companies which have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since both Henderson Investment Limited and Henderson Land Development Company Limited are located in a foreign country and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a judgment of a U.S. court. You should be aware that Henderson Land Development Company Limited may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.



恒基兆業發展有限公司

HENDERSON INVESTMENT LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

PROPOSED PRIVATISATION BY



恒基兆業地產有限公司

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE INVOLVING THE CANCELLATION OF ALL THE ISSUED SHARES OF HK$0.20 EACH IN HENDERSON INVESTMENT LIMITED HELD BY THE HOLDERS OF SCHEME SHARES (AS DEFINED HEREIN)

Financial Adviser to Henderson Land Development Company Limited

CREDIT SUISSE | FIRST BOSTON

Independent financial adviser to the Independent Director (as defined herein) of Henderson Investment Limited



PLATINUM
Securities

A letter from the board of directors of Henderson Investment Limited is set out on pages 9 to 16 of this document. An explanatory statement regarding the Proposal (as defined herein) is set out on pages 64 to 315 of this document. A letter from the Independent Director (as defined herein) containing his advice to the Independent Minority Shareholders in relation to the Proposal is set out on pages 17 and 18 of this document. A letter from the independent financial adviser, Platinum Securities Company Limited, containing its advice to the Independent Director in relation to the Proposal is set out on pages 19 to 63 of this document.

The actions to be taken by the Independent Minority Shareholders are set out on pages 90 and 91 of this document.

Notices convening the Meetings (as defined herein) to be held on 20 January 2006 are set out on pages 326 to 329 of this document. **Whether or not you are able to attend either of the meetings, you are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge both of them with the share registrar of Henderson Investment Limited, Standard Registrars Limited as soon as possible. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the white form of proxy, it must be lodged not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting. In the case of the pink form of proxy, however, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged.**

This document is issued jointly by Henderson Investment Limited and Henderson Land Development Company Limited.

22 December 2005

CONTENTS

Page

In this document (other than the Scheme and notices of the Meetings), the following expressions shall have the meanings respectively set opposite them unless the context otherwise requires:

"Announcement"	the announcement dated 9 November 2005 issued jointly by HIL and HLD relating to, amongst other things, the Proposal
"Announcement Date"	9 November 2005, being the date of the Announcement
"associate"	has the meaning ascribed to it under the Takeovers Code
"Authorisations"	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Consideration"	the cancellation consideration under the Proposal, being one HLD Share for every 2.5 Scheme Shares held
"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Condition(s)"	the conditions or any of them to which the Proposal is subject, all of which are set out in the Explanatory Statement on pages 66 to 68 of this document
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing
"Connected Parties"	the Excluded Parties other than Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Court Meeting"	the meeting of the Minority Shareholders to be convened at the direction of the Court for the approval of the Scheme, notice of which is set out on pages 326 and 327 of this document, and any adjournment thereof
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited, the financial adviser to HLD in connection with the Proposal
"CSFB Group"	CSFB and entities controlling, controlled by or under the same control as CSFB

"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"DTZ"	DTZ Debenham Tie Leung Limited, an independent professional property valuer
"Effective Date"	the date on which the Scheme, if approved, becomes effective, which is expected to be 22 February 2006
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International
"Executive"	Executive Director of the Corporate Finance Division of the SFC and his delegate
"Explanatory Statement"	the explanatory statement set out on pages 64 to 315 of this document and issued in compliance with Section 166A of the Companies Ordinance
"Extraordinary General Meeting"	the extraordinary general meeting of HIL convened for the approval and implementation of the Scheme, notice of which is set out on pages 328 and 329 of this document, and any adjournment thereof
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"Henderson Cyber"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and the HIL Shares are listed on the Main Board of the Stock Exchange
"HIL Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HIL Group which is based on the HIL NTAV and adjusted for certain items as set out in section 6 of Appendix I to this document

"HIL Board"	the board of directors of HIL
"HIL Director(s)"	director(s) of HIL
"HIL Group"	HIL and its subsidiaries
"HIL NTAV"	the consolidated net tangible asset value of the HIL Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HIL Share(s)"	ordinary share(s) of HK$0.20 each in the capital of HIL
"HIL Shareholder(s)"	holder(s) of HIL Shares
"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and the HLD Shares are listed on the Main Board of the Stock Exchange with secondary listing on The Tokyo Stock Exchange
"HLD Adjusted NTAV"	the pro forma adjusted consolidated net tangible asset value of the HLD Group which is based on the HLD NTAV and adjusted for certain items as set out in section 6 of Appendix II to this document
"HLD Board"	the board of directors of HLD
"HLD Convertible Note(s)"	1.00% guaranteed convertible notes due 2006 issued by Henson International Finance Limited on 9 February 2004 and guaranteed by HLD
"HLD Director(s)"	director(s) of HLD
"HLD Group"	HLD and its subsidiaries
"HLD NTAV"	the consolidated net tangible asset value of the HLD Group as at 30 June 2005 based on its audited financial statements for the year ended 30 June 2005
"HLD Shareholder(s)"	holder(s) of HLD Shares
"HLD Share(s)"	ordinary share(s) of HK$2.00 each in the capital of HLD
"holder"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong China Gas"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Hong Kong Ferry"	Hong Kong Ferry (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Independent Director"	Philip Yuen Pak Yiu, the non-executive HIL Director appointed to advise the Independent Minority Shareholders in relation to the Proposal
"Independent Minority Shareholder(s)"	Minority Shareholder(s) other than the holders of the HIL Shares beneficially owned by the Excluded Parties
"Last Trading Date"	4 November 2005, being the trading day immediately before the suspension of tradings in the securities of HIL and HLD pending the issue of the Announcement
"Latest Practicable Date"	19 December 2005, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained herein
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Meetings"	the Court Meeting and the Extraordinary General Meeting and "Meeting" means either one of them
"Minority Shareholder(s)"	HIL Shareholders other than the holders of the HIL Shares beneficially owned by the Controlling Parties
"Miramar"	Miramar Hotel and Investment Company, Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Platinum"	Platinum Securities Company Limited, the independent financial adviser to the Independent Director
"PER"	price to earnings ratio
"PRC"	People's Republic of China

"Proposal"	the proposal for the privatisation of HIL by HLD by way of the Scheme
"Record Time"	5:00 p.m. Hong Kong time on the trading day immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	the scheme of arrangement between HIL and the holders of Scheme Shares under Section 166 of the Companies Ordinance as set out on pages 316 to 325 of this document, with or subject to any modification thereof or addition thereto or condition(s) approved or imposed by the Court
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers issued by the SFC
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"trading day"	a day on which the Stock Exchange is open for dealings in securities
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.ft."	square feet
"%"	per cent

Event	2006
Latest time for lodging transfers of the HIL Shares in order to be entitled to attend and vote at the Court Meeting and the Extraordinary General Meeting	4:00 p.m. on Tuesday, 17 January
Closure of Register for determination of entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting	Wednesday, 18 January to Friday, 20 January (both dates inclusive)
Latest time for lodging forms of proxy in respect of:	
Court Meeting *(Note 1)*	11:00 a.m. on Wednesday, 18 January
Extraordinary General Meeting *(Note 1)*	11:30 a.m. on Wednesday, 18 January
Suspension of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Friday, 20 January
Court Meeting	11:00 a.m. on Friday, 20 January
Extraordinary General Meeting	11:30 a.m. on Friday, 20 January or so soon thereafter as the Court Meeting shall have been concluded or adjourned
Announcement of the results of the Meetings published on the Stock Exchange website	7:00 p.m. on Friday, 20 January
Press announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Times	Monday, 23 January
Resumption of dealings in the HIL Shares, the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Monday, 23 January
Last day for dealings in the HIL Shares	Tuesday, 14 February
Latest time for lodging transfers of the HIL Shares in order to qualify for the Cancellation Consideration under the Scheme	4:00 p.m. on Friday, 17 February

Suspension of dealings in the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Tuesday, 21 February
Court hearing of petition to sanction the Scheme	Tuesday, 21 February
Record Time	5:00 p.m. on Tuesday, 21 February
Press announcement of the result of the Court hearing of petition to sanction the Scheme in the South China Morning Post and the Hong Kong Economic Times	Wednesday, 22 February
Resumption of dealings in the HLD Shares and the HLD Convertible Notes	9:30 a.m. on Wednesday, 22 February
Effective Date *(Note 2)*	Wednesday, 22 February
Withdrawal of the listing of the HIL Shares on the Stock Exchange *(Note 2)*	4:00 p.m. on Wednesday, 22 February
Press announcement of the Effective Date and the withdrawal of the listing of the HIL Shares in the South China Morning Post and the Hong Kong Economic Times	Thursday, 23 February
Share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme to be despatched on or before *(Note 3)*	Saturday, 4 March
Period during which odd lot trading arrangement in relation to the HLD Shares is provided	Monday, 6 March to Tuesday, 6 June

The Minority Shareholders should note that the above timetable, which is mainly dependent on the availability of the dates for the Court to hear the proceedings for the sanction of the Scheme, is subject to change. Further announcements will be made in the event that there is any change to the timetable.

Notes:

1. Forms of proxy should be lodged with the share registrar of HIL, Standard Registrars Limited as soon as possible and by the times and dates stated above. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to

be valid, the white form of proxy for the Extraordinary General Meeting must be lodged not later than the time and date stated above. Completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In such event, the returned form of proxy will be deemed to have been revoked.

2. The Scheme will become effective when it is sanctioned (with or without modification) by the Court and an office copy of the order of the Court, together with the minute containing the particulars required by Section 61 of the Companies Ordinance, are delivered to and registered by the Registrar of Companies. Registration is expected to take place on 22 February 2006. The Minority Shareholders should note the Conditions set out in the Explanatory Statement on pages 66 to 68 of this document. If the Scheme becomes effective, it is expected that the listing of the HIL Shares on the Stock Exchange will be withdrawn on 22 February 2006.

3. Share certificates for the HLD Shares will be despatched within 10 days from the Effective Date.



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

Executive Directors :
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Ho Wing Fun
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Lau Chi Keung
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors :
Woo Po Shing
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Woo Po Shing)

Independent Non-executive Directors :
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office :
72nd - 76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

22 December 2005

To the Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

INTRODUCTION

On 8 November 2005, HLD, which controls approximately 73.48% of the issued share capital of HIL, requested the HIL Board to put forward a proposal to the Minority Shareholders for the

privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance. The Proposal will result in HIL becoming a wholly-owned subsidiary of HLD. Upon the Scheme becoming effective, the listing of the HIL Shares on the Stock Exchange will be withdrawn.

As at the Latest Practicable Date, HLD, through the Controlling Parties, remained beneficially interested in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL. Such HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme.

Further, in view of the interest of HLD in the Proposal and its close relationships with the Excluded Parties as explained in the paragraphs under the sub-heading "HIL" in the section entitled "Effects of the Proposal on Shareholding Structures of HIL and HLD" in the Explanatory Statement on pages 71 to 73 of this document, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, all of the 57,014,064 HIL Shares beneficially owned by the Excluded Parties, representing approximately 2.03% of the issued share capital of HIL, will neither be represented nor voted at the Court Meeting notwithstanding that such HIL Shares form part of the Scheme Shares.

CSFB has been appointed by HLD as its financial adviser in connection with the Proposal.

The HIL Board consists of twenty HIL Directors, fourteen of whom are executive HIL Directors, three are non-executive HIL Directors and the remaining three are independent non-executive HIL Directors. All the executive HIL Directors, because of their involvement in the decision making process as regards the Proposal, are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. Apart from Philip Yuen Pak Yiu, the remaining non-executive HIL Directors and all three independent non-executive HIL Directors are all common directors of HLD and HIL. As such, they are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal either. As a result, Philip Yuen Pak Yiu, a non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal. For this purpose, Platinum has been appointed by the HIL Board, whose appointment has been specifically approved by the Independent Director, as the independent financial adviser to advise him on the Proposal.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. Your attention is also drawn to the letter from the Independent Director, the letter from Platinum to the Independent Director, the Explanatory Statement and the Scheme, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation of all of the Scheme Shares. Upon the reduction

taking effect, the authorised share capital of HIL will be restored to its former amount of HK$720,000,000 by the creation of new HIL Shares, which will be equal to the number of the Scheme Shares cancelled. With the credit arising from the reduction, the 747,083,536 new HIL Shares so created will be credited as fully paid and issued to HLD or as it may direct.

In consideration of the cancellation of the Scheme Shares, the holders of the Scheme Shares will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held .... one HLD Share.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

Settlement of the Cancellation Consideration will be made without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of the Scheme Shares.

HLD is authorised to issue the new HLD Shares under the general mandate granted to the HLD Directors at its annual general meeting held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be fully paid, ranking *pari passu* with the existing HLD Shares. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

As the 2,070,243,859 HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

In arriving at the Cancellation Consideration, the HLD Board has considered certain financial aspects and prevailing market price levels of both HIL Shares and HLD Shares. The premia represented by the Cancellation Consideration, which are calculated by reference to the various ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on any of the specified date or period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on any of the specified date or period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24 % respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in the Explanatory Statement on pages 73 to 75 of this document.

The issue of shares to parties defined as "connected persons" under the Listing Rules would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu Sang, a company controlled by a trustee of a trust related to some of the HLD Directors, the issue of HLD Shares to the holders of the HIL Shares beneficially owned by the Connected Parties under the Scheme will accordingly require the approval by the independent HLD Shareholders. In the circumstances, as stated in the announcement dated 24 November 2005 issued jointly by HIL and HLD, a share transfer

arrangement was put in place without involving any issue of new HLD Shares to the Connected Parties. Under the arrangement, HLD will procure Henderson Development, which is taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees the HLD Shares to which they would be entitled under the Scheme in return for HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to the arrangement. Since the value of such HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares are in effect issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at the Latest Practicable Date. Further announcement on the amount of payment to be made to Henderson Development will be made when determined. However, based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to finance the payment to be made to Henderson Development from internal resources. CSFB, the financial adviser to HLD, is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As announced on 24 November 2005, Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcements. Subject to the fulfillment or waiver of the Conditions, the Proposal, expected to be effective on 22 February 2006, will become binding on HIL and all holders of the Scheme Shares. Share certificates for the HLD Shares are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

SHAREHOLDING STRUCTURE, INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES AND THE EXCLUDED PARTIES

Details in relation to the shareholdings and interests of the Controlling Parties and the Excluded Parties are disclosed in the section headed "Shareholding Structure, Information relating to the interests of the Controlling Parties and the Excluded Parties" in the "Explanatory Statement" on pages 84 and 85 of this document.

FINANCIAL EFFECTS OF THE PROPOSAL

For further analysis on the financial effects of the Proposal, your attention is drawn to the section headed "Financial Effects of the Proposal" in the Explanatory Statement on pages 68 to 71 of this document.

EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

For tables showing the effects of the Proposal on the shareholdings of HIL and HLD, your attention is drawn to the section headed "Effects of the Proposal on Shareholding Structures of HIL and HLD" in the Explanatory Statement on pages 71 to 73 of this document.

BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in the Explanatory Statement on pages 73 to 75 of this document.

INFORMATION RELATING TO THE HIL GROUP, THE HLD GROUP AND FUTURE INTENTIONS

Your attention is also drawn to the sections headed "Information relating to the HIL Group", "Information relating to the HLD Group" and "Future Intentions" in the Explanatory Statement on pages 75 to 83 of this document.

OTHER INFORMATION

Lee Shau Kee, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing, all being HLD Directors, are interested in the HIL Shares. Lee Ka Kit, Lee Ka Shing and Li Ning, who are either beneficiaries or a spouse of a beneficiary of discretionary trusts related to certain HLD Directors, are taken to be interested in the HIL Shares under the SFO. The Executive on 18 November 2005 ruled that there was no evidence to suggest that these HLD Directors faced a conflict of interest under Rule 2.4 of the Takeovers Code and, accordingly, the requirements under Rule 2.4 to obtain independent advice prior to announcing the Proposal would not apply to HLD, subject to the written confirmation by each of Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing to the Executive that each of them had not and would not take part as an HLD Director in the decision making process of HLD as regards the Proposal, and their undertakings that they would not take part as HIL Shareholders in meetings of HIL Shareholders to approve the Proposal and that they would not receive any ancillary benefit in respect of the making of the Proposal. The requisite confirmations and undertakings were given to the SFC on 7 December 2005.

MEETINGS AND ACTIONS TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

As may be observed from the notices of Meetings on pages 326 to 329 of this document, the Meetings have been convened to be held at 11:00 a.m. and 11:30 a.m. respectively in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006.

The Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme, with or without modifications. In so far as the statutory requirement for the sanction of the Scheme by the Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

Although the Controlling Parties will not be entitled to attend the Court Meeting as they are not parties to the Scheme, the 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL, beneficially owned by them will be represented and voted in favour of the special resolution to be proposed at the Extraordinary General Meeting in the absence of any restrictions preventing them from doing so.

As the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code, the 57,014,064 HIL Shares beneficially owned by them, although forming part of the Scheme Shares, will neither be represented nor voted at the Court Meeting to approve the Scheme. Other than each of those HIL Directors who had given a written undertaking to the Executive not to do so as referred to in the section headed "Other Information" above, the holders of the HIL Shares beneficially owned by the Excluded Parties, in the absence of any prohibition restricting the holders of the HIL Shares beneficially owned by the Excluded Parties from attending and voting at the Extraordinary General Meeting, can attend and vote at the Extraordinary General Meeting.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them at the office of the share registrar of HIL, Standard Registrars Limited as soon as possible, but in any case not later than the following respective times. The address of the share registrar is situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 18 January 2006, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 18 January 2006. A self-addressed pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Investment Limited" are enclosed in

order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for any of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends a Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive) and during such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL at either of the addresses mentioned above not later than 4:00 p.m. on Tuesday 17 January 2006.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND DESPATCH OF SHARE CERTIFICATES, ODD LOT TRADING ARRANGEMENT

Your attention is drawn to the sections headed "Share Certificates, Dealings and Listing", "Registration and Despatch of Shares Certificates" and "Odd Lot Trading Arrangement" in the Explanatory Statement on pages 85 to 87 of this document.

FURTHER INFORMATION

A letter from the Independent Director to the Independent Minority Shareholders as well as a letter from Platinum to the Independent Director are reproduced on pages 17 to 63 of this document. We advise you to read these letters carefully before you take any action in respect of the Proposal.

In considering what actions to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisers.

You are also urged to read carefully the Explanatory Statement and all the appendices to the Explanatory Statement set out on pages 64 to 315 of this document, the Scheme set out on pages 316 to 325 of this document and the notices of the Meetings set out on pages 326 to 329 of this document.

Yours faithfully,
For and on behalf of the HIL Board
Dr. Lee Shau Kee
Chairman and Managing Director



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

22 December 2005

To the Independent Minority Shareholders

Dear Sir or Madam,

Proposed Privatisation Of
HENDERSON INVESTMENT LIMITED
by Henderson Land Development Company Limited
by way of a Scheme of Arrangement
under Section 166 of the Companies Ordinance

Terms used in this letter have the same meanings as those defined in the document of which this letter forms part.

In accordance with the Announcement, HLD on 8 November 2005 requested the HIL Board to put forward a proposal to the Minority Shareholders regarding a privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation and extinguishment of all the Scheme Shares. It was further announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. Details of the Proposal are set out in the section entitled "Letter from the HIL Board" on pages 9 to 16 of the document. For the purpose of the Proposal, I have been appointed the Independent Director in order to make a recommendation to the Independent Minority Shareholders as to how they should vote on the Scheme. Platinum has been appointed as the independent financial adviser to advise me in connection with the Proposal.

Having taken into account the terms of the Proposal and the opinion of Platinum and, in particular, the factors, reasons and recommendations set out in the letter from Platinum to me which appears on pages 19 to 63 of this document and to which I draw the specific attention of the Independent Minority Shareholders, I consider that the terms of the Proposal are fair and reasonable in so far as the Independent Minority Shareholders are concerned. Accordingly, I recommend the Independent Minority Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting. I also recommend the Independent Minority Shareholders to vote in favour of the special resolution to approve and give effect to the Scheme at the Extraordinary General Meeting.

The attention of the Independent Minority Shareholders is also drawn to (i) the Letter from the HIL Board, (ii) the Explanatory Statement and (iii) the Appendices which form part of the Explanatory Statement, in particular, the Property Valuations in Appendix III to the document of which this letter forms part.

Yours faithfully,
Philip Yuen Pak Yiu
Non-executive Director

Set out below is the text of the letter of advice from the Platinum, the independent financial adviser to the Independent Director prepared for the purpose of incorporation into this document:



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

22 December 2005

To the Independent Director

Dear Sir,

PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 166 OF THE COMPANIES ORDINANCE

INTRODUCTION

Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the document to the Minority Shareholders of HIL dated 22 December 2005 (the "Scheme Document") issued by HIL of which this letter forms part.

We refer to our engagement by the HIL Board as the independent financial adviser to advise the Independent Director in respect of the proposed privatisation of HIL by HLD by way of a scheme of arrangement under Section 166 of the Companies Ordinance. Details of the Scheme are contained in the Scheme Document. Our appointment by the HIL Board has also been approved by the Independent Director in compliance with Rule 2.1 of the Takeovers Code.

As the independent financial adviser, we are required under Rule 2.1 of the Takeovers Code to advise the Independent Director as to whether or not the terms of the Proposal are fair and reasonable so far as the Independent Minority Shareholders are concerned and to make a recommendation as to its acceptance or not.

Platinum is independent from, and is not associated with, HLD, HIL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them and, accordingly, is considered eligible to give independent advice on the Proposal.

We will receive a normal professional fee from HIL in connection with our appointment as the independent financial adviser. Apart from this normal professional fee payable to us in connection with this appointment, no arrangements exist whereby we will receive any fees or benefits from HLD or HIL or their respective substantial shareholders or any party acting, or presumed to be acting, in concert with any of them.

INDEPENDENT DIRECTOR

As stated in the letter from the HIL Board, the HIL Board consists of twenty HIL Directors, fourteen of whom are executive HIL Directors, three are non-executive HIL Directors and the remaining three are independent non-executive HIL Directors. All the executive HIL Directors, because of their involvement in the decision making process as regards the Proposal, are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal. Apart from Philip Yuen Pak Yiu, the remaining non-executive HIL Directors and all three independent non-executive HIL Directors are all common directors of HLD and HIL. As such, they are not considered to be independent under the Takeovers Code to opine on the terms of the Proposal either. As a result, Philip Yuen Pak Yiu, a non-executive HIL Director, has been appointed by the HIL Board as the Independent Director to make a recommendation to the Independent Minority Shareholders in respect of the Proposal.

QUALIFICATIONS ON THIS LETTER

This letter is subject to the following qualifications:

(a) in formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of the HIL Board and the management of HIL concerning HIL, the Proposal, including those facts, opinions and representations set out in the Scheme Document. Examples of such information include financial information, terms of the Proposal, current business operations, general future outlook and reasons behind the privatisation. We have also relied on the HIL Directors to ensure that the information and facts supplied to us by HIL are true, accurate and complete. We have also assumed that all information, representations and opinions contained and referred to in the Scheme Document are true and accurate and the opinions expressed by the experts are fair and reasonable and, accordingly, we have relied on them. The HIL Board has confirmed that it takes full responsibility for the contents related to and supplied by HIL in the Scheme Document;

(b) we have no reason to believe that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Scheme Document. In line with normal practice, we have not, however, conducted a verification process of the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the HIL Group. The HIL Board has confirmed to us that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Proposal;

(c) we did not participate in the negotiations with respect to the terms of the Proposal. We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view regarding the Proposal. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us or to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by HIL, the HIL Directors and the HIL's advisers and representatives;

(d) we are instructed to act as the independent financial adviser to the Independent Director in relation to the terms of the Proposal. As such, the scope of our review, and, consequentially, our opinion, is limited by reference to a financial point of view only and does not include any statement or opinion as to the merits or otherwise of the Proposal from any other point of view;

(e) we have considered the Proposal from the perspective of the Independent Minority Shareholders as a whole, and not from the perspective of each individual Independent Minority Shareholder. As such, each Independent Minority Shareholder should consider his vote on the merits or otherwise of the Proposal in his own circumstances and from his own point of view, having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his own investment objectives;

(f) we have not been requested to opine on, and our opinion does not in any manner address, any tax implication on the Independent Minority Shareholders, any procedure in connection with the Proposal and any past, current or future foreign exchange rate fluctuations in any currency, whether HK$, RMB or otherwise;

(g) we express no opinion as to whether the Proposal will be completed or achieved;

(h) nothing contained in this letter should be construed as an opinion or view on the trading prices or market trends of any securities of HIL at any particular time;

(i) we were not requested to and did not provide services other than expressing our opinion in this letter relating to the terms of the Proposal; and

(j) the opinion contained in this letter is intended to provide only one of the bases on which the Independent Director may make his recommendation to the Independent Minority Shareholders on whether to accept and vote in favour of the Proposal.

This letter is for the information of the Independent Director solely in connection with his consideration of the Proposal and, except for its inclusion in the Scheme Document and all references thereto in the letter from the Independent Director and elsewhere set out in the Scheme Document, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

We are a corporation licensed to carry out types 1 and 6 of the regulated activities under the SFO. We and our affiliates, whose ordinary business involves, among others, trading of, and dealing in, securities may be involved in the trading of, dealing in, and the holding of the securities of HIL or HLD for client accounts. As at the Latest Practicable Date, Platinum does not have any shareholdings in HIL Shares or HLD Shares in any form on a proprietary position.

PRINCIPAL TERMS AND CONDITIONS OF THE SCHEME DOCUMENT

In summary, the Proposal involves the following principal terms and conditions:

(a) the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation of all of the Scheme Shares. Upon the reduction taking effect, the authorised share capital of HIL will be restored to its former amount of HK$720,000,000 by the creation of new HIL Shares, which will be equal to the number of the Scheme Shares cancelled. With the credit arising from the reduction, the 747,083,536 new HIL Shares so created will be credited as fully paid and issued to HLD or as it may direct;

(b) in consideration of the cancellation of the Scheme Shares, the holders of the Scheme Shares will be entitled to receive the Cancellation Consideration on the basis of one HLD Share for every 2.5 Scheme Shares, and no holder of the Scheme Shares shall be entitled to a fraction of an HLD Share;

(c) under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes;

(d) under the share transfer arrangement, HLD will procure Henderson Development, which is taken to be interested in 61.87% of HLD, to transfer to the Connected Parties or their nominees the HLD Shares to which they would be entitled under the Scheme in return for HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred;

(e) the HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses;

(f) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(g) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL; and

(h) the Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcements. Subject to the fulfillment or waiver of the Conditions, the Proposal, expected to be effective on 22 February 2006, will become binding on HIL and all holders of the Scheme Shares. Share certificates for the HLD Shares are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

Further details of the terms and conditions of the Proposal are set out in the Explanatory Statement contained in the Scheme Document.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation relating to the terms of the Proposal, we have taken into consideration the following principal factors and reasons:

Background to, and reasons for, the Proposal

HIL is a company incorporated in Hong Kong with limited liability and whose HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

As stated in the Explanatory Statement, the HLD Board and the HIL Board have identified a number of reasons for the benefits of the Proposals. These include:

(a) the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time;

(b) HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and a member of the Hang Seng Index (the "HSI") resulting in the HLD Shares becoming, in time, more attractive to institutional investors;

(c) the Proposal offers the Independent Minority Shareholders an opportunity to exchange their investment in HIL for an investment in HLD at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to the Last Trading Date;

(d) the Proposal offers the Independent Minority Shareholders participation in the other businesses of HLD, including the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL, including those of Hong Kong China Gas, Hong Kong Ferry and Miramar; and

(e) HLD is a significant member of the HSI in Hong Kong, ranked 17 and 16 by market capitalisation on the basis of the closing prices of all the HSI constituent companies respectively on the Last Trading Date and the Latest Practicable Date. Moreover, the HLD Shares have in the past generally enjoyed better trading liquidity than the HIL Shares.

Increase in the Cancellation Consideration

As stated in the letter from the HIL Board, it was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase the cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration. Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

We consider that this choice being made available is in the interests of the Independent Minority Shareholders as a whole, especially after we have reviewed other aspects of the Proposal which we will discuss in the ensuing sections of this letter.

Historical financial performance and future growth

According to the 2005 annual report of HIL, sale of properties and rental income represented approximately 47.23% of the turnover of the HIL Group. Meanwhile, our analysis below shows that the share of results of associated companies contributed to approximately 80.02%, 69.01% and 67.37% of the HIL Group's profit before taxation for the three financial years ended 30 June 2005 respectively. Share of results of Hong Kong China Gas alone accounted for approximately 72.07%, 51.28% and 48.40% of the profit before taxation of the HIL Group for the three financial years ended 30 June 2005 respectively.

A summary of the key financials from the audited consolidated results of the HIL Group for the three financial years ended 30 June 2005 is set out below:

Table 1: Key financials of the HIL Group for the three financial years ended 30 June 2005

	For the financial year ended 30 June			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	*%*	*%*
	(restated)[1]	*(restated)*[2]			
Turnover	1,181,245	1,255,773	1,294,420	6.31	3.08
Profit from operations[3]	466,459	889,196	1,471,572	90.63	65.49
Share of results of associated companies and jointly controlled entities[4]	1,539,060	1,831,631	2,870,868	19.01	56.74
Profit from ordinary activities before taxation	1,923,458	2,654,099	4,261,565	37.99	60.57
Profit for the year attributable to the HIL Shareholders	1,565,278	2,129,869	3,505,160	36.07	64.57

Note 1: The accounts have been restated due to the HIL Group's adoption of the Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants for the financial year ended 30 June 2004.

Note 2: The accounts have been restated due to the adoption of: (i) Hong Kong Financial Reporting Standard 3; (ii) HK Interpretation 1; (iii) Hong Kong Accounting Standard 40 Investment property; and (iv) HK (SIC) Interpretation 21 Income taxes — Recovery of revalued non-depreciable assets for the financial year ended 30 June 2005.

Note 3: Profit from operations

	For the financial year ended 30 June		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
	(restated)	*(restated)*	
Gross Profit	595,620	663,163	702,604
Other operating income	98,454	86,565	71,726
Gain on disposal of investments in securities	12,815	61,911	—
(Loss) gain on disposal of property, plant and equipment	(1,269)	76,091	(2,065)
Unrealised holding gain on investments in securities	63,104	48,901	25,942
Impairment loss on property, plant and equipment recognised	(14,318)	(435)	—
Reversal of impairment loss on properties held for development (recognised)	(6,404)	367	—
Write back of allowance for completed properties for sale (recognised)	(46,302)	17,254	—
Fair value gain on investment properties	—	160,933	890,345
Selling and distribution costs	(59,475)	(62,059)	(55,398)
Administrative expenses	(175,766)	(163,495)	(161,582)
Profit from operations	466,459	889,196	1,471,572

Note 4: For information purposes, the following is a breakdown of the share of results of the associated companies of HIL for the three financial years ended 30 June 2005

	For the financial year ended 30 June		
	2003	**2004**	**2005**
	HK$ million	*HK$ million*	*HK$ million*
	(restated)	*(restated)*	
Hong Kong China Gas	1,386	1,361	2,063
Hong Kong Ferry	94	55	103
Miramar	27	344	501
Other non-listed associates	32	72	204
Share of results of associated companies — before taxation	1,539	1,832	2,871
Share of results of associated companies — after taxation	1,276	1,513	2,382

Source: Management of HIL and 2003, 2004 and 2005 annual reports of HIL

Although the turnover of the HIL Group generally showed an upward trend over the three financial years ended 30 June 2005 and grew from approximately HK$1.18 billion in 2003 to approximately 1.29 billion in 2005, we note that the annual growth rate of the HIL Group's turnover dropped from approximately 6.31% in 2004 to approximately 3.08% in 2005. Moreover, the annual growth rate of profit from operations also dropped from approximately 90.63% in 2004 to approximately 65.49% in 2005.

The net profit of the HIL Group increased by approximately 36.07% and approximately 64.57% in 2004 and 2005, respectively, and reached approximately HK$3.51 billion in 2005. However, we note from the 2005 annual report of HIL that the HIL Group adopted the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21 for the financial year ended 30 June 2005. As a result, the HIL Group recorded revaluation gains on investment properties of approximately HK$160.9 million and approximately HK$890.3 million in 2004 and 2005 respectively. Excluding the effects arising from the revaluation of investment properties, the HIL Group's net profit would have only amounted to approximately HK$2.22 billion, which would represent an increase of only approximately 22.00% over the corresponding figure in 2004.

Property leasing segment accounted for approximately 47.11% of the turnover of the HIL Group for the year ended 30 June 2005. Rental income has been a steady source of income to the HIL Group. According to the 2005 annual report of HIL, the average occupancy rate of the core investment properties of the HIL Group was approximately 96%, with double-digit growth in rental income recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Regarding the abolishment of estate duty by the Hong Kong Government which will become effective on 11 February 2006, we concur with the view of the HIL Directors that this proposal will attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalizing the local property market which should in turn lead to the increase in asset prices.

Hotel and retailing operations represented approximately 18.05% and 1.04% of the turnover and the profit from operations respectively of the HIL Group for the year ended 30 June 2005. The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the HIL Group recorded an average occupancy rate of approximately 80% during this period, with room tariffs recording a sustained growth. The HIL Group operates Citistore department store outlets in Hong Kong located in Tsuen Wan, Tuen Mun, Yuen Long, Ma On Shan and Tseung Kwan O. Furthermore, the turnover of the HIL Group's department store business segment increased by approximately 9.31% for the financial year ended 30 June 2005.

Toll fee income accounted for approximately 18.20% and 10.33% of the turnover and the profit from operations respectively of the HIL Group for the year ended 30 June 2005. The toll bridge and toll road joint venture operations of the HIL Group in the PRC continued to make contributions to the HIL Group's recurrent income stream.

Based on our discussions with the HIL Directors, we concur with their view that rental property portfolio, investment in infrastructural projects, business in hotel and retailing operations, together with contributions from associated companies, provide steady income contributions to the HIL Group. As mentioned above and further discussed below, the Independent Minority Shareholders should note that the HIL Group has increasing earnings contributions from its associated companies and the future earnings growth of HIL might depend much on the contributions from the associated companies.

As stated in note 3 to Table 1 above, the HIL Group recorded a gain on disposal of investments in securities of approximately HK$61.9 million in 2004 but did not record any gains in 2005. Meanwhile, the HIL Group's unrealized holding gain on investments in securities were approximately HK$48.9 million and approximately HK$25.9 million respectively for the two financial years ended 30 June 2005. In addition, the fair value gains on investment properties of the HIL Group were approximately HK$160.9 million and approximately HK$890.3 million respectively for the corresponding two financial years.

HIL's associated companies

Income attributable to the share of results of associated companies trended up from 2003 to 2005. This income contribution increased from approximately HK$1.54 billion in 2003 to approximately HK$2.87 billion in 2005 and experienced annual growth rates of approximately 19.01% and approximately 56.74% in 2004 and 2005 respectively. On the basis that: (i) neither the HIL Group nor the HLD Group has majority equity ownership in their major associated companies, namely, Hong Kong China Gas, Hong Kong Ferry and Miramar; and (ii) the earnings contributions from these associated companies to the HIL Group will be affected by, among other factors, the operational performance of these associated companies, we consider that the level of future dependence on the earnings contributions from HIL's associated companies to the HIL Group upon the completion of the Proposal cannot be determined and might impact the future results of both the HIL Group and the HLD Group.

As neither the HIL Group nor the HLD Group has majority equity ownership in their major associated companies, namely, Hong Kong China Gas, Hong Kong Ferry and Miramar, the future dependence of the HIL Group on the earnings contributions from the associated companies might impact on the future results of both the HIL Group and the HLD Group. As stated in the Explanatory Statement, HLD's current indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amounted to 27.64%, 23.02% and 32.49% respectively. Upon completion of the Proposal, HLD's interest in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively.

Hong Kong China Gas is owned as to 37.62% by HIL and approximately 48.40% of the profit before taxation of the HIL Group for the financial year ended 30 June 2005 was attributable to the share of results from Hong Kong China Gas and its subsidiaries. Moreover, Miramar and its subsidiaries, which is 44.21% owned by the HIL Group, also contributed to approximately 11.76% of the profit before taxation of the HIL Group for the same financial year. We have reviewed below the growth of the Hong Kong China Gas group and the Miramar group in order to form a view on their impacts on the growth of HIL. The performance of Hong Kong Ferry has improved over the past two financial years ended 31 December 2004, and its profit before taxation contributions of approximately HK$103 million represented approximately 2.42% of the profit before taxation of the HIL Group for the financial year ended 30 June 2005. We will not elaborate further on the results of Hong Kong Ferry, but will focus on the main profit-contributing associated companies, Hong Kong China Gas and Miramar.

a) *Hong Kong China Gas*

Chart 1 below shows the historical turnover and profit performance of the Hong Kong China Gas group for the last ten financial years:

Chart 1: Turnover and profit of the Hong Kong China Gas group for the ten financial years ended 31 December 2004


HK$ million
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Turnover
Net Profit
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: Bloomberg, Hong Kong China Gas

Table 2: Key financials of the Hong Kong China Gas group for the three financial years ended 31 December 2004 and for the two six-month periods ended 30 June 2004 and 2005

	For the financial year ended 31 December			For the six months ended 30 June	
	2002	**2003**	**2004**	**2004**	**2005**
	HK$ million (restated)	*HK$ million*	*HK$ million*	*HK$ million (unaudited and restated)*	*HK$ million (unaudited)*
Turnover	6,878	7,289	8,154	4,267	4,837
Net profit	3,048	3,051	3,052	1,986	3,125
Turnover growth (%)	n/a	5.98%	11.87%	n/a	13.36%
Net profit growth (%)	n/a	0.10%	0.03%	n/a	57.35%
Net profit margin (%)	44.32%	41.86%	37.43%	46.54%	64.61%

Source: Annual reports and interim reports of Hong Kong China Gas

Chart 1 above shows the ten-year trend of the turnover and the net profit of the Hong Kong China Gas group. As shown in Table 2 above, the turnover of the Hong Kong China Gas group experienced annual growth rates of approximately 5.98%, and approximately 11.87% for the two financial years ended 31 December 2003 and 2004 respectively, and approximately 13.36% for the six months ended 30 June 2005. However, the net profit of the Hong Kong China Gas group was relatively flat and grew by only approximately 0.10% and approximately 0.03% for the corresponding periods in 2003 and 2004 respectively. The net profit margin of the Hong Kong China Gas group experienced a decreasing trend and dropped from approximately 44.32% in 2002 to approximately 37.43% in 2004. According to Hong Kong China Gas 2004 annual report, approximately 90% of Hong Kong China Gas group's turnover was derived from the production, distribution and marketing of gas and related activities in Hong Kong, therefore, despite the earnings derived from the property development of Hong Kong China Gas group for the six month period ended 30 June 2005, we consider that this business segment is not the core business of the Hong Kong China Gas group. Moreover, some of the property development projects of the Hong Kong China Gas group were conducted under joint ventures over which the Hong Kong China Gas group does not have control. Therefore, we consider that income contribution of this business segment is rather passive to Hong Kong China Gas group and is highly dependent on market conditions. The timing and amounts of such income also will be uncertain in the future.

Notwithstanding an annual growth in the net profit and the net profit margin of approximately 57.35% and approximately 64.61% respectively achieved by the Hong Kong China Gas group for the six months ended 30 June 2005 when compared to the same period in 2004, we note from the 2005 interim report of Hong Kong China Gas that the net profit of the Hong Kong China Gas group for the six months ended 30 June 2005, included approximately HK$1,035 million, which represented the Hong Kong China Gas group's share of profits arising from the sale of a portion of the units of the Grand Promenade and the King's Park Hill property development projects, and approximately HK$325.5 million, which represented the Hong Kong China Gas group's share of revaluation surplus of its investments properties. According to the 2005 interim report of Hong Kong China Gas, after adjusting for the number of shares repurchased and excluding profits from the sale of properties and revaluation surplus of the investment properties, the earnings per share of the Hong Kong China Gas group of approximately HK$0.316 for the six months ended 30 June 2005 would have increased by only approximately 1.61% when compared to the same period in 2004 of approximately HK$0.311.

Although the Hong Kong China Gas group is actively developing business in the PRC to expand its market, the pay back period on such investments and the performance of such investments are both uncertain. Yet the low net profit growth and decreasing net profit margin of the Hong Kong China Gas group during this review period will directly impact on the earnings of the HIL Group.

(b) *Miramar*

Miramar is principally engaged in five business segments namely, property investment, property development and sales, hotel ownership and management, food and beverage operation and travel operation. The turnover contributions of each of Miramar's business segments for the three financial years ended 31 March 2005 are illustrated in Table 3 below.

Table 3: Breakdown of turnover of the Miramar group for the three financial years ended 31 March 2005

	For the financial year ended 31 March			Percentage change	
	2003	**2004**	**2005**	**2004/2003**	**2005/2004**
	HK$'000	*HK$'000*	*HK$'000*	%	%
Gross rental from investment properties	356,745	332,512	332,707	(6.79)	0.06
Gross proceeds from sale of properties and properties under development	303,161	437,314	259,087	44.25	(40.75)
Income from hotel ownership and management operation	294,830	263,638	331,748	(10.58)	25.83
Income from food and beverage operation	120,263	112,431	132,670	(6.51)	18.00
Income from travel operation	306,033	256,905	305,934	(16.05)	19.08

Source: 2004 and 2005 annual reports of Miramar

Miramar reported that its hotel, the Hotel Miramar, recorded an increase of approximately 54% in revenue from room sales in 2005, with an average occupancy rate reaching over 90% in 2005 and room rates of the Miramar group increased by 30%. Meanwhile, the average occupancy rate of the Miramar Shopping Centre of the Miramar group achieved approximately 98% and there was a moderate increment in rental revenue. Regarding the food and beverage operations, the operating results remained stable and the Miramar group expanded its restaurant network in 2005. Notwithstanding that the turnover from the travel operation of the Miramar group improved by approximately 19.08%, we note from the chairman statement in the 2005 annual report of Miramar that, with the tragic South Asia tsunami in December 2004 and fierce competition in the industry, gross profit margin of the travel operation has come down to a very low level.

Table 4 below shows the key financials of the Miramar group for the three financial years ended 31 March 2005:

Table 4: Key financials of the Miramar group for the three financial years ended 31 March 2005

	For the financial year ended 31 March		
	2003	**2004**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
	(audited and restated)	*(audited and restated)*	*(audited)*
Turnover	1,381,032	1,402,800	1,362,146
Profit from operations	305,882	344,256	447,408
Profit before taxation	263,394	319,264	434,663
Profit attributable to the shareholders	223,642	250,328	320,735
Sales growth (%)	n/a	1.6%	(2.9%)
Net profit growth (%)	n/a	11.9%	28.1%
Net profit margin (%)	n/a	17.8%	23.5%

Source: Annual reports and interim reports of Miramar

As shown in Table 4 above, the net profit of the Miramar group increased from approximately HK$223.64 million in 2003 to approximately HK$320.74 million in 2005 and experienced annual growths of approximately 11.9% and approximately 28.1% in 2004 and 2005 respectively. Moreover, the Miramar group's net profit margin grew at a steady pace from approximately 17.8% in 2004 to approximately 23.5% in 2005. However, we note that the turnover of the Miramar Group remained relatively flat from 2003 to 2005 and decreased from approximately HK$1.38 billion in 2003 to approximately HK$1.36 billion in 2005.

From the audited consolidated turnover and the net profit (excluding the effect of the adoption of new accounting treatment in 2005) for the past three financial years of the HIL Group, we note that the annual growth rates of the HIL Group experienced a downward trend in terms of turnover, profit from operations and net profit from 2003 to 2005. Moreover, the HIL Group has increasing contributions from its associated companies. If HIL were to become more dependent on its associated companies, its future growth potential might be limited by the performance of its main profit contributing associated companies, Hong Kong China Gas and Miramar. Based on the financial results of Hong Kong China Gas from 2003 to 2005, we note that the Hong Kong China Gas experienced low net profit growth and net profit margin squeeze during this period. In addition, we note that the turnover of Miramar remained relatively stable during this review period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of every 2.5 Scheme Shares for one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76 (the "LTD Implied Value"). Furthermore, based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of every 2.5 Scheme Shares for one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78 (the "LPD Implied Value").

In light of the above, we consider the Proposal to be a good opportunity for the Minority Shareholders to divest their investment in HIL. The swapping of investment in HIL is especially conducive when the Cancellation Consideration at both the LTD Implied Value and the LPD Implied Value are at premia to the market prices of the HIL Share as at the Last Trading Date and the Latest Practicable Date respectively. We believe this opportunity for the Minority Shareholders to switch out of an investment, at a premium to market, is in the interests of the Independent Minority Shareholders as a whole.

Dividend

The following table shows the dividend related statistics of HIL for the past five financial years ended 30 June 2005:

Table 5: Dividend related statistics of the HIL Shares

For the financial year ended 30 June	Dividend per HIL Share	Earnings per HIL Share	Dividend payout ratio	Average daily closing price of the HIL Shares	Dividend yield
	HK$	*HK$*	*%*	*HK$*	*%*
2001	0.23	0.70	32.86	5.46	4.21
2002	0.22	0.63	34.92	6.23	3.53
2003	0.22	0.56	39.29	6.67	3.30
2004	0.23	0.76	30.26	8.92	2.58
2005	0.28	1.24	22.58	10.68	2.62

Source: Bloomberg, 2001 to 2005 annual reports of HIL

As illustrated in Table 5 above, the dividend per HIL Share has remained relatively stable for the past five financial years ended 30 June 2005, ranging from HK$0.22 to HK$0.28 per HIL Share. However, the dividend payout ratio of the HIL Shares dropped from approximately 32.86% in 2001 to approximately 22.58% in 2005. Moreover, the dividend yield calculated using the annual average daily closing price of the HIL Shares also showed an overall decreasing trend, and dropped from approximately 4.21% in 2001 to approximately 2.62% in 2005.

In considering (i) the uncertain future dividend payout ratio; (ii) the decreasing dividend yield of HIL over the past five years; and (iii) the LTD Implied Value under the Proposal representing a premium over the market price of the HIL Shares while offering the Minority Shareholders an opportunity to swap their investments in HIL Shares into other potentially higher yield investment, therefore we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole.

Historical exchange ratios between the average closing price of an HLD Share and the average closing price of an HIL Share

Based on the closing HLD Share prices of HK$34.40 and HK$36.95 on the Last Trading Date and the Latest Practicable Date respectively, the exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and the Latest Practicable Date were approximately 3.23 times and approximately 2.64 times respectively. Therefore, the exchange ratio of 2.5 Scheme Shares for one HLD Share represents premia of approximately 29.2% and approximately 5.6% over the exchange ratios as at the Last Trading Date and the Latest Practicable Date respectively. Table 6 and Chart 2 below illustrate the premia represented by the Cancellation Consideration which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods.

Table 6: Exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A) / (B)[1]	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C) / 2.5 - 1[2]	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Note 1: "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Note 2: "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Chart 2: Exchange ratios between the daily closing prices of an HLD Share and the daily closing prices of an HIL Share


4.0
3.5
3.0
2.5
2.0
Last Trading Date
Exchange ratios between the daily closing prices of an HLD Share and the daily closing prices of an HIL Share
Exchange ratio between the average closing price of an HLD Share and the average closing price of an HIL Share for the 120 trading days up to and including the Last Trading Date
Latest Practicable Date
Exchange ratio offered under the Proposal
18-May-05
18-Jun-05
18-Jul-05
18-Aug-05
18-Sep-05
18-Oct-05
18-Nov-05
18-Dec-05
Latest Practicable Date

Source: Bloomberg

Based on the historical exchange ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share, the Proposal provides an opportunity to the Minority Shareholders to swap their HIL Shares for HLD Shares at premia to the historical exchange ratios. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the share price of the HIL Shares may return to a lower level. In view of the aforesaid, we consider that the Proposal is in the interests of the Independent Minority Shareholders as a whole and the Cancellation Consideration is fair and reasonable.

HIL Share price performance

The table below sets out the highest and the lowest trading prices and the average closing prices of the HIL Shares of each month for the period commencing from 1 May 2005 to the Last Trading Date:

Table 7: Share price performance of HIL

Month	Closing price of the HIL Shares		Monthly average daily closing price of the HIL Shares
	Highest	Lowest	
	HK$	*HK$*	*HK$*
2005			
May	11.60	10.45	11.04
June	11.00	10.65	10.83
July	11.25	10.55	10.98
August	11.75	10.80	11.18
September	11.20	10.90	11.04
October	11.05	10.60	10.77
November — up to the Last Trading Date	10.85	10.65	10.79

Source: Bloomberg

The highest and the lowest trading prices of the HIL Shares during the review period from 1 May 2005 to the Last Trading Date were HK$11.75 (on 3 August 2005) and HK$10.45 (on 25 and 26 May 2005) respectively. The LTD Implied Value is at a premium over the highest trading price of the HIL Shares during the review period, and represents premia of approximately 17.11% and approximately 31.67% over the highest and lowest trading prices of the HIL Shares respectively.

Table 8 below shows a summary of the premia represented by the LTD Implied Value over the various closing prices of the HIL Shares on the dates and periods listed below:

Table 8: Comparison of the LTD Implied Value to the closing prices of the HIL Shares

Trading day	**Closing price of the HIL Shares**	**Premia based on the LTD Implied Value**
	HK$	*%*
Last Trading Date	10.65	29.20

Period	**Average closing price of the HIL Shares**	**Premia based on the LTD Implied Value**
	HK$	*%*
10 trading days up to and including the Last Trading Date	10.74	28.12
30 trading days up to and including the Last Trading Date	10.82	27.17
60 trading days up to and including the Last Trading Date	10.93	25.89
120 trading days up to and including the Last Trading Date	10.93	25.89

Source: Bloomberg

The LTD Implied Value represents premia of approximately 29.20% to approximately 25.89% over the lowest and the highest average closing prices of the HIL Shares respectively during the various review periods up to and including the Last Trading Date.

Chart 3 below further illustrates the daily closing prices of the HIL Shares quoted on the Stock Exchange from 5 November 2002 to the Latest Practicable Date, both dates inclusive (the "Review Period"):

Chart 3: Share price performance of HIL


HK$
16
14
12
10
8
6
4
0
LTD Implied Value
Highest HIL Share price of HK$11.85
on 24 December 2004
Latest Practicable
Date: at HK$14.00
Last Trading Date:
at HK$10.65
Lowest HIL Share price of HK$5.95 on 5 November 2002
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 3 above, the closing prices of the HIL Shares were below the LTD Implied Value at all times during the period from 5 November 2002 to the Last Trading Date. The LTD Implied Value is at a premium over the range of approximately HK$1.91 to approximately HK$7.81 at which the HIL Shares were traded in the three years up to and including the Last Trading Date. Following the Last Trading Date, the HIL Shares rose to HK$14.00 as at the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Scheme is unsuccessful or the Proposal is withdrawn or lapses.

For the purpose of evaluating the share price performance of HIL, we have made comparison with comparable companies. Given that property leasing contributed to more than 45% of HIL's revenue for the two financial years ended 30 June 2004 and 2005 and HIL has shareholdings in three companies listed in Hong Kong, namely Hong Kong China Gas, Hong Kong Ferry and Miramar, comparables companies were selected on the following selection criteria:

(a) with market capitalization of at least HK$20 billion as at the Last Trading Date;

(b) excluding H share companies; and

(c) either hold at least two subsidiaries or associated companies listed on the Stock Exchange, or principally engaged in property investment or property development business in Hong Kong.

Based on these selection criteria, we have identified and included 12 companies in our group of comparable companies (the "HIL Comparable Companies"). In addition, we have also included the HSI as a benchmark for comparison of the share performance of HIL. As illustrated in Chart 4 below, the share price performance of HIL fell within the middle of the range of the HIL Comparable Companies and outperformed the HSI during this Review Period.

Chart 4: Comparison of the share price performance of HIL, the HIL Comparable Companies and the HSI


400%
300%
200%
100%
0%
-100%
Last Trading Date
HIL
HLD
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date
— HIL
— HLD
— Kerry Properties Limited
Wharf (Holdings)
— Wheelock and Company Limited
— Hang Lung Properties Limited
Tsim Sha Tsui Properties Limited
– HSI
Cheung Kong (Holdings) Limited
— Sino Land Company Limited
Swire Pacific Limited "A"
— Sun Hung Kai Properties Limited
— New World Development Company Limited
Hutchison Whampoa Limited

Source: Bloomberg

We are of the view that, as mentioned in the paragraph headed "Prospect of an alternative offer" below, due to the substantial stake in HIL held by HLD, it is unlikely that any independent third party will be making an offer, better or worse than the LTD Implied Value, for the HIL Shares. Given that the historical prices of the HIL Shares during the recent years have been trading below the Cancellation Consideration and that a competing offer will not be likely, an exit price higher than the Cancellation Consideration may not be available to the Minority Shareholders in the near future. Therefore, we consider that the Cancellation Consideration is reasonable and in the interests of the Independent Minority Shareholders as a whole.

PER

On the basis of the profit attributable to the HIL Shareholders for the financial year ended 30 June 2005 of approximately HK$3.51 billion, which is equivalent to earnings of approximately HK$1.24 per HIL Share, the closing prices of the HIL Shares of HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date represent PERs of approximately 8.59 times and approximately 11.29 times respectively, whilst the LPD Implied Value represents an even higher PER of approximately 11.92 times. Set out in Table 9 below is a comparison of the PERs of the HIL Comparable Companies on the Last Trading Date:

Table 9: Historical PERs of the HIL Shares and the HIL Comparable Companies

	Last Trading Date			Latest Practicable Date		
	Market capitalisation	Closing price	PER	Market capitalisation	Closing price	PER
	HK$ million	*HK$*	*Times*	*HK$ million*	*HK$*	*Times*
Cheung Kong (Holdings) Limited	186,104	80.35	15.03	188,073	81.20	15.19
Hang Lung Properties Limited	41,312	11.15	6.03	44,794	12.15	6.54
HLD	62,422	34.40	5.75	67,049	36.95	6.18
Hutchison Whampoa Limited	315,489	74.00	19.56	315,276	73.95	19.55
Kerry Properties Limited	24,233	20.00	12.39	25,891	21.30	13.24
New World Development Company Limited	33,170	9.50	11.10	37,534	10.75	12.56
Sino Land Company Limited	36,520	8.45	6.99	40,543	9.50	7.76
Sun Hung Kai Properties Limited	178,045	74.15	17.17	181,407	75.55	17.49
Swire Pacific Limited "A"	103,467	70.05	15.81	105,244	69.70	16.08
Tsim Sha Tsui Properties Limited	22,009	15.80	8.03	22,218	15.95	8.11
The Wharf (Holdings) Limited	67,066	27.40	17.80	66,087	27.00	17.54
Wheelock and Company Limited	25,601	12.60	6.14	25,703	12.65	6.17
Average			**11.82**			**12.20**
HIL as at the Last Trading Date	**30,005**	**10.65**	**8.59**			
30 trading days up to and including the Last Trading Date	**30,476**	**10.82**	**8.73**			
60 trading days up to and including the Last Trading Date	**30,748**	**10.93**	**8.80**			
90 trading days up to and including the Last Trading Date	**30,959**	**10.98**	**8.86**			
HIL at the LTD Implied Value	**38,766**	**13.76**	**11.10**			
HIL at the LPD Implied Value				**41,640**	**14.78**	**11.92**

Source: Bloomberg, annual reports and accounts of HIL and the HIL Comparable Companies

We note from the above table that the PER of the HIL Shares on the Last Trading Date of approximately 8.59 times is lower than the average PER of approximately 11.82 times, but falls within the range of the HIL Comparable Companies of approximately 5.75 times to approximately 19.56 times. Moreover, the LTD Implied Value represents a higher PER on the HIL Shares of approximately 11.10 times, which is close to the average PER of the HIL Comparable Companies. The PER represented by the LTD Implied Value is higher than the PERs of the HIL Shares on the Last Trading Date and for the 30, 60 and 90 trading days up to and including the Last Trading Date.

As at the Latest Practicable Date, we also note that the PER of the HIL Shares of approximately 11.29 times is within the PER range and is lower than the average PER of the HIL Comparable Companies.

Chart 5 below illustrates the PER of the HIL Shares during the Review Period and the PER represented by the LTD Implied Value:

Chart 5: Historical PER of the HIL Shares


Times
Highest PER of approximately 18.57 times on 20 January 2004
HIL Group's annual results for the financial year ended 30 June 2004 was adopted in the PER calculation
PER of approximately 11.29 times as at the Latest Practicable Date
PER of approximately 11.10 times represented by the LTD Implied Value
HIL Group's annual results for the financial year ended 30 June 2005 was adopted in the PER calculation
Lowest PER of approximately 8.51 times on 7 July 2005
Last Trading Date
20
18
16
14
12
10
8
6
4
2
0
05 Nov 02
05 Feb 03
05 May 03
05 Aug 03
05 Nov 03
05 Feb 04
05 May 04
05 Aug 04
05 Nov 04
05 Feb 05
05 May 05
05 Aug 05
05 Nov 05
Latest Practicable Date

Source: Bloomberg

The PER of approximately 11.92 times represented by the LPD Implied Value is below the PER of the HIL Shares for most of the days during the past three-year period. However, we note that it represents premia over the PER of the HIL Shares during the recent period from June 2005 to the Latest Practicable Date. The PER represented by the LTD Implied Value when compared to the PER of the HIL Shares during the Review Period ranged from a maximum discount of approximately 40.23% to a maximum premium of approximately 30.43%. We note that the PERs of HIL dropped significantly in June 2004 and June 2005. Based on our understanding from the HIL Group's management, the sharp drop in PERs were due to the adoption of the HIL Group's annual results in the PER calculation by Bloomberg.

Following the Last Trading Date and up to and including the Latest Practicable Date, the daily closing price of the HIL Shares rose to HK$14.00 on both 16 December 2005 and the Latest Practicable Date. However, there is no assurance that the price of the HIL Shares will remain at the current level if the Proposal is withdrawn or lapses, and hence the PER may return to a lower level.

Based on its PER of the HIL Shares in recent period, the Proposal provides an opportunity to the Minority Shareholders to divest their investment in HIL at a higher PER. In light of this, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole and the Cancellation Consideration is fair and reasonable.

Liquidity

The following table sets out the trading volume of the HIL Shares from 1 May 2005 up to and including the Latest Practicable Date:

Table 10: Trading volume of the HIL Shares from 1 May 2005 to the Latest Practicable Date

	Monthly trading volume of the HIL Shares	Percentage of the monthly trading volume of the number of HIL Shares over the total number of issued HIL Shares[1]	Average percentage of the monthly trading volume of each HIL Comparable Companies over their respective number of issued shares
2005		%	%
May	50,811,420	1.80	3.24
June	116,811,021[2]	4.15	7.13
July	43,458,872	1.54	6.33
August	30,855,419	1.10	5.36
September	13,221,294	0.47	4.55
October	23,163,543	0.82	5.32
– 1 November to the Last Trading Date	2,904,000	0.10	0.93
– After the Last Trading Date and up to and including the Latest Practicable Date[3]	149,817,225	5.32	6.67

Note 1: Based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date

Note 2: According to the HSI Services Limited press release dated 13 May 2005, HIL was removed from the HSI properties sub-index with effect from 6 June 2005

Note 3: Including a total of 27 trading days

Source: Bloomberg

The monthly trading volume of the HIL Shares during the six-month period before the Last Trading Date has been on a declining trend from the highest trading volume of approximately 4.15% recorded in June 2005 to as low as approximately 0.47% of the issued share capital of HIL in September 2005. From the Last Trading Date to and including the Latest Practicable Date, the trading volume of the HIL Shares increased significantly and the monthly trading volume in November was approximately 3.20% of the issued share capital of the HIL. Based on trading volume from May to October 2005, it is not likely in our opinion that the relatively active trading volume recorded in November 2005 will continue if the Proposal is withdrawn or lapses.

In our analysis, we have also compared the trading volume of the HIL Shares with that of the HIL Comparable Companies. We note that the monthly trading volume of the HIL Comparable Companies from May to October 2005 represents an average of approximately 5.32% over the respective number of the issued shares of the Comparable Companies. Meanwhile, the monthly trading volume of the HIL Shares represents an average of approximately 1.65% over the total number of the issued HIL Shares for the corresponding review period.

Given the relatively low level of trading volume before the release of the Announcement, the Minority Shareholders would not be able to sell any significant number of their HIL Shares in the market without depressing the market price of the HIL Shares. Therefore, the Proposal represents an opportunity for the Minority Shareholders to exchange their shareholdings in HIL for HLD Shares at the LTD Implied Value. Accordingly, we are of the view that the Proposal is in the interests of the Independent Minority Shareholders as a whole as it avails an opportunity for the Minority Shareholders to dispose of their holdings in HIL at a value that is at a premium over the market price, even if the holdings are in sizable blocks.

Net tangible asset value ("NTAV")

As shown in Appendix I to the Scheme Document, the HIL NTAV as at 30 June 2005 was approximately HK$21.70 billion, representing approximately HK$7.70 per HIL Share. We have assessed the daily closing price of the HIL Shares against the net tangible asset value based on the latest published audited accounts of HIL per HIL Share during the Review Period. Based on the daily closing price of the HIL Shares and the historical NTAV per HIL Share, Chart 6 below shows the premium over or discount to the historical NTAV per HIL Share.

Chart 6: Premium over or discount to the historical NTAV of the HIL Share


100%
80%
60%
40%
20%
0%
-20%
Premium of approximately 78.70% represented by the LTD Implied Value
Latest Practicable Date
Highest trading premium of approximately 53.90% on 24 December 2004
Premium over or discount to the historical NTAV per HIL Share
Last Trading Date
Deepest trading discount of approximately 8.32% on 5 November 2002
05-Nov-02
05-Feb-03
05-May-03
05-Aug-03
05-Nov-03
05-Feb-04
05-May-04
05-Aug-04
05-Nov-04
05-Feb-05
05-May-05
05-Aug-05
05-Nov-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 6 above, the HIL Shares have traded at premia over the historical NTAV per HIL Share for most of the days during the past three years. Before the date of the Announcement, the highest trading premium over the historical NTAV per HIL Share was approximately 53.90% on 24 December 2004 while the deepest trading discount to the historical NTAV per HIL Share was approximately 8.32% on 5 November 2002. On the Last Trading Date, the premium of the closing price over the historical NTAV per HIL Share was approximately 38.31%. On the Latest Practicable Date, the premium of the closing price over the historical NTAV per HIL Share was approximately 81.82%, which is lower than the premium represented by the LPD Implied Value of approximately 91.95% over the historical NTAV per HIL Share. Hence, we are of the view that the Cancellation Consideration is reasonable and in the interests of the Independent Minority Shareholders as a whole.

HIL Adjusted NTAV

The HIL Adjusted NTAV takes into account the net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 of approximately HK$5.6 billion as well as the market values of HIL's listed associated companies, namely, Hong Kong China Gas, Miramar and Hong Kong Ferry of approximately HK$89.2 billion, approximately HK$5.6 billion and approximately HK$3.2 billion respectively as at 31 October 2005. The valuation letter and certificates from DTZ are set out in Appendix III to the Scheme Document.

According to Appendix I to the Scheme Document, the HIL Adjusted NTAV was approximately HK$46.27 billion, which is equivalent to approximately HK$16.42 per HIL Share. We have compared the HIL Adjusted NTAV per HIL Share with its daily closing prices for the last financial year up to and including the Latest Practicable Date. Chart 7 below shows such discounts over the Review Period.

Chart 7: Discounts of the daily closing price of HIL Shares to the HIL Adjusted NTAV per HIL Share


0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-45%
-50%
Discount of approximately 16.20% represented by the LTD Implied Value
Latest Practicable Date
Lowest discount of approximately 27.83% on 24 December 2004
Last Trading Date
Deepest discount of approximately 44.58% on 15 July 2004
01 Jul 04
01 Aug 04
01 Sep 04
01 Oct 04
01 Nov 04
01 Dec 04
01 Jan 05
01 Feb 05
01 Mar 05
01 Apr 05
01 May 05
01 Jun 05
01 Jul 05
01 Aug 05
01 Sep 05
01 Oct 05
01 Nov 05
01 Dec 05
Latest Practicable Date

Sources: Bloomberg and 2003, 2004 and 2005 annual reports and accounts of HIL

We noted that the daily HIL Share closing prices were consistently trading at a discount to the HIL Adjusted NTAV during the period under review. The discounts ranged from the lowest of approximately 27.83% on 24 December 2004 to the deepest of approximately 44.58% on 15 July 2004, indicating that the market had in the last three years valued the HIL Shares at discounts ranging from approximately 27.83% to 44.58% to the value of its underlying investments.

The LTD Implied Value represents a discount of approximately 16.20% when compared to the HIL Adjusted NTAV per HIL Share. Moreover, the LPD Implied Value at HK$14.78 per HIL Share based on the closing market price of an HLD Share as at the Latest Practicable Date represented a discount of approximately 9.99% to the HIL Adjusted NTAV.

As such, both the LTD Implied Value and LPD Implied Value represent higher values on the HIL Shares than the values the market placed on the HIL Shares as at the Last Trading Date and Latest Practicable Date. In addition, both the LTD Implied Value and the LPD Implied Value also represent discounts to the HIL Adjusted NTAV which are lower than the lowest discount as represented by the daily closing price of HIL Share to the HIL Adjusted NTAV per HIL Share of approximately 27.83% during the period from 1 July 2004 to the Last Trading Date. Accordingly, notwithstanding the discounts to the HIL Adjusted NTAV, we consider that the levels of discount are acceptable.

HIL Comparable Companies

To help evaluate the fairness and reasonableness of the premium over or discount to represented by the LTD Implied Value in relation to the underlying assets of HIL, we have made comparisons with the HIL Comparable Companies. The HIL Comparable Companies had a market capitalisation varying between approximately HK$22.01 billion and approximately HK$315.49 billion as at the Last Trading Date and a net asset value ("NAV") (based on the latest audited consolidated accounts) between approximately HK$12.38 billion and approximately HK$61.66 billion. The table below illustrates the level of the premium of the share price of the HIL Comparable Companies over or discount to the NAV of the HIL Comparable Companies and HIL:

Table 11: Premium over or discount to the NAV of the share prices of the HIL Comparable Companies

Company	Closing price of the shares on the Last Trading Date	Market capitalisation on the Last Trading Date	Latest published NAV[3]	Latest published NAV per share	Premium over/ (discount to) NAV of the share price per share
	HK$	*HK$ billion*	*HK$ billion*	*HK$*	*%*
Cheung Kong (Holdings) Limited[4]	80.35	186.10	184.62	79.71	0.80
Hang Lung Properties Limited	11.15	41.31	40.64	11.03	1.09
HLD	34.40	62.42	104.07[1]	57.34[1]	(40.01)
Hutchison Whampoa Limited[4]	74.00	315.49	255.11	59.84	23.66
Kerry Properties Limited	20.00	24.23	23.63	19.50	2.56
New World Development Company Limited	9.50	33.17	61.66	17.66	(46.21)
Sino Land Company Limited	8.45	36.52	34.63	7.96	6.16
Sun Hung Kai Properties Limited[4]	74.15	178.05	150.15	62.54	18.56
Swire Pacific Limited "A"[4]	70.05	103.47	84.75	57.23	22.40
Tsim Sha Tsui Properties Limited	15.80	22.01	12.38	8.89	77.73
The Wharf (Holdings) Limited	27.40	67.07	62.81	25.67	6.74
Wheelock and Company Limited	12.60	25.60	36.28	17.86	(29.45)
Average					**3.67**
Average of companies with market capitalization less than HK$100 billion					**(2.67)**
Closing price of HIL Shares on the Last Trading Date compared to the HIL Adjusted NTAV per HIL Share	**10.65**	**30.00**	**46.27[6]**	**16.42[6]**	**(35.14)**
HIL at the LTD Implied Value	**13.76[2]**	**38.77[2]**	**46.27[6]**	**16.42[6]**	**(16.20)**
HIL at the LPD Implied Value	**14.78[5]**	**41.64[5]**	**46.27[6]**	**16.42[6]**	**(9.99)**

Note 1: This figure refers to the HLD Adjusted NTAV.

Note 2: Based on the LTD Implied Value.

Note 3: As adjusted NTAV of the HIL Comparable Companies were not publicly disclosed, NAVs of the HIL Comparable Companies were used in our analysis.

Note 4: Companies with market capitalization of more than HK$100 billion.

Note 5: Based on the LPD Implied Value.

Note 6: This figure refers to the HIL Adjusted NTAV.

Source: Bloomberg, latest annual reports and accounts and interim reports of the HIL Comparable Companies

Since the market capitalization of HIL as at the Last Trading Date and the HIL Adjusted NTAV were approximately HK$30.00 billion and approximately HK$46.27 billion respectively, we consider making comparisons with those HIL Comparable Companies with market capitalization and NAV of less than HK$100 billion would be more meaningful. As a result, as at the Last Trading Date the average discount of the closing prices to the NAV per share of the HIL Comparable Companies with market capitalization and NAV of less than HK$100 billion is approximately 2.67%.

HIL Shares were trading at discounts of approximately 35.14% and approximately 14.74% to the HIL Adjusted NTAV per HIL Share as at the Last Trading Date and the Latest Practicable Date respectively. Meanwhile, the LTD Implied Value and the LPD Implied Value represent discounts of approximately 16.20% and approximately 9.99% respectively to the HIL Adjusted NTAV per HIL Share. Therefore, we believe that in the absence of the Proposal, the Minority Shareholders will find it difficult to achieve an exit price with a discount of approximately 16.20% and approximately 9.99% respectively based on the LTD Implied Value and the LPD Implied Value to the HIL Adjusted NTAV of the HIL Shares. In light of the above, it is our opinion that the Cancellation Consideration is fair and reasonable and is in the interests of the Independent Minority Shareholders as a whole.

Precedent Privatisations

In assessing whether the value of the Cancellation Consideration is fair and reasonable, we have also compared the premia or discounts represented by the LTD Implied Value with other recent privatisations that have taken place in Hong Kong.

We have reviewed and identified a total of nine privatisation exercises (the "Precedent Privatisations") which were announced and successfully completed from 1 January 2003 and up to and including the Last Trading Date in respect of companies listed on the main board of the Stock Exchange. More specifically, we have also reviewed the Precedent Privatisations applicable only to property development and investment companies listed on the Stock Exchange (the "Property Precedent Privatisations").

Although we note that the Precedent Privatisations and the Property Precedent Privatisations relate to companies which may differ in operations and businesses as compared to HIL, the Precedent Privatisations and Property Precedent Privatisations nevertheless provide current indicative market ranges and averages for the key evaluation parameters for the purpose of comparing the terms of the Precedent Privatisations. Summarised in the table below are the key statistics of the Precedent Privatisations and Property Precedent Privatisations:

Table 12: Key statistics of the Precedent Privatisations and Property Precedent Privatisations

Company	Principal activities	Cancellation/ Offer price HK$	Date of announcement	Premium to average closing share price %				Adjusted consolidated NTAV per share of Precedent Privatisations HK$	Premium over/ (discount to) offer price to adjusted consolidated NTAV per share %
				Last Trading Date	30 trading days	90 trading days	120 trading days		
Top Glory International Holdings Limited[1]	Property investment and development	0.74	3 May 2003	72.09	74.46	73.66	79.99	1.34	(44.78)
Oxford Properties & Finance Limited[1]	Property investment and development	15.00	21 May 2003	59.57	70.84	90.40	73.78	11.49	30.55
Pacific Concord Holding Limited[1]	Manufacturing, Property investment and development	0.65	26 May 2003	51.16	60.89	46.40	49.15	1.83	(64.48)
Chevalier Construction Holdings Limited[1]	Construction services and maintenance	0.25	31 October 2003	16.28	23.76	58.23	73.66	0.32	(21.88)
Alpha General (Holdings) Limited	Provision of electrical appliances	0.70	13 October 2004	125.81	133.33	125.81	123.23	1.32	(46.97)
The Kwong Sang Hong International Limited[1]	Property trading and leasing	1.25	4 November 2004	5.04	36.17	64.04	66.46	1.83	(31.69)
Sinopec Beijing Yanhua Petrochemical Company Limited	Petrochemical business	3.80	29 December 2004	10.95	23.88	28.93	31.36	1.82	108.79
Hutchison Global Communications Holdings Limited	Telecommunications services	0.65	3 May 2005	36.84	43.33	44.55	46.93	0.034[2]	1,797.31
Henderson China Holdings Limited[1]	Property investment and development	8.00	19 May 2005	66.67	64.27	68.42	76.20	12.51	(36.05)
Precedent Privatisations									
Average				**49.38**	**58.99**	**66.72**	**68.97**		**187.92**
Property Precedent Privatisations									
Average				**45.14**	**55.07**	**66.86**	**69.88**		**(28.06)**
Maximum				**72.09**	**74.46**	**90.40**	**79.99**		**30.55**
Minimum				**5.04**	**23.76**	**46.40**	**49.15**		**(64.48)**
HIL at the LTD Implied Value	**Property investment and development, investment holding, infrastructure, hotel and department stores operations, security guard services and information technology development**	**13.76[5]**	**9 November 2005**	**29.20**	**27.17**	**25.32**	**25.89**	**16.42[3]**	**(16.20)**
HIL at the LPD Implied Value[4]		**14.78[6]**						**16.42[3]**	**(9.99)**

Note 1: Property Precedent Privatisations

Note 2: NAV is applied as adjusted consolidated NTAV was not disclosed for this transaction.

Note 3: This figure refers to the HIL Adjusted NTAV.

Note 4: For illistrative purpose only.

Note 5: Based on the LTD Implied Value.

Note 6: Based on the LPD Implied Value.

Source: Bloomberg, announcements and offer documents of the Precedent Privatisations.

From Table 12 above, we note that the average cancellation or offer prices offered in the Precedent Privatisations represent a premium of approximately 187.92% over the NTAV per share of the companies concerned. This might not be an appropriate comparison parameter as the Precedent Privatisations include companies which are more appropriately valued on an "earnings-basis" rather than an "asset-basis" approach. Therefore, a more appropriate comparison parameter would be by reference to the Property Precedent Privatisations. As illustrated in Table 12 above, the average discount to the NTAV per share of the companies in the Property Precedent Privatisations was approximately 28.06%, whilst the LTD Implied Value represents a discount of approximately 16.20% to the HIL Adjusted NTAV per HIL Share. We also note that the premium of the LTD Implied Value over the closing price of the HIL Shares on the Last Trading Date is within the range of those in the Property Precedent Privatisations. Accordingly, we consider that the LTD Implied Value is fair and reasonable.

Analysis of implied value of Cancellation Consideration

Chart 8 below illustrates the movement of the daily closing prices of the HIL Shares relative to the implied value of the Cancellation Consideration based on the daily closing prices of the HLD Shares from the Last Trading Date to the Latest Practicable Date.

Chart 8: Price of the HIL Share after the Last Trading Date relative to the implied value of the Cancellation Consideration


HK$
16
15
14
13
12
11
10
Implied value of the Cancellation Consideration
HIL Share price
Last Trading Date
10 Nov 05
11 Nov 05
14 Nov 05
15 Nov 05
16 Nov 05
17 Nov 05
18 Nov 05
21-Nov-05
22-Nov-05
23-Nov-05
24-Nov-05
25-Nov-05
28-Nov-05
29-Nov-05
30-Nov-05
1-Dec-05
2-Dec-05
5-Dec-05
6-Dec-05
7-Dec-05
8-Dec-05
9-Dec-05
13-Dec-05
14-Dec-05
15-Dec-05
16-Dec-05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 8 above, the price of an HIL Share has increased from the closing price of HK$10.65 on the Last Trading Date to as high as approximately HK$14.00 up to and including the Latest Practicable Date. Nevertheless, the implied value of the Cancellation Consideration under the Proposal is still higher than the highest daily closing price of an HIL Share during the corresponding time interval.

For those Minority Shareholders who may wish to divest their HIL investments before or after the Proposal, the transaction costs involved in selling their HIL Shares should be taken into consideration in determining the potential net realization value of their investments.

Prospect of an alternative offer

According to the Explanatory Statement, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. Moreover, HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL.

Consequently, the Independent Minority Shareholders should note that, without the support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares. If the Proposal lapses, the price of the HIL Shares may return to its historical trading level and trading volume. The Proposal is, in our view, an opportunity for the Minority Shareholders to realize their investments in the HIL Shares at a premium, regardless of the shareholding size to be realized. The Proposal and its terms are in the interests of the Independent Minority Shareholders as a whole.

Considerations in relation to the HLD Shares

Based on the fact that the holders of the Scheme Share will be entitled to receive one HLD Share for every 2.5 Scheme Shares as the Cancellation Consideration, we highlight certain aspects of HLD to those Independent Minority Shareholders who intend to accept the Cancellation Consideration and become HLD shareholders.

(a) *HLD's operations*

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding. HLD has a strong regional focus, and all of its business operations span across Hong Kong and the PRC.

A summary of the audited consolidated results of the HLD Group for the three financial years ended 30 June 2005 is set out in Table 13 below:

Table 13: Financial highlights of the HLD Group for the three financial years ended 30 June 2005

	For the year ended 30 June			Percentage change	
	2003	2004	2005	2004/2003	2005/2004
	HK$'000	*HK$'000*	*HK$'000*	%	%
	(restated)	*(restated)*			
Turnover	7,667,464	6,727,118	5,833,261	(12.26)	(13.29)
Gross Profit	2,380,947	2,603,378	2,918,615	9.34	12.11
Profit from operations	1,254,774	2,444,819	1,763,834	94.84	(27.85)
Share of results of associated companies	1,444,946	1,786,762	3,315,331	23.66	85.55
Profit before taxation	3,325,716	8,168,096	14,732,414	145.60	80.37
Net profit	2,032,573	6,173,343	10,853,521	203.72	75.81
Gross profit margin (%)	31.05	38.70	50.03	n/a	n/a
Net profit margin (%)	26.51	91.77	186.06	n/a	n/a

Sources: 2004 and 2005 annual reports and accounts of HLD

Although the turnover of the HLD Group was on a downward trend over the past three financial years, its net profit, gross profit margin and net profit margin increased significantly during the same period. These improvements in gross profit margin and net profit margin, among other things, were due to the generally active Hong Kong property market and the surge of local property prices in 2005 when compared to the previous years. According to the 2005 annual report of HLD, sales of properties and rental accounted for approximately 32.31% and 35.95% respectively of the HLD Group's total turnover for the financial year ended 30 June 2005. These two business segments had the greatest contributions to the HLD Group's turnover in both 2004 and 2005. Moreover, the HLD Group's share of profits from associated companies increased from approximately HK$1,787 million in 2004 to approximately HK$3,315 million in 2005. The annual growth rate of approximately 85.55% was mainly due to the significant growth in pre-tax profits experienced by two of the HLD Group's associated companies, Hong Kong China Gas and Miramar, of approximately 57% and approximately 28% respectively in 2005.

Based on Tables 3 and 13 above, we note that the HLD Group's annual growth rates of net profits in 2004 and 2005 of approximately 203.72% and approximately 75.81% respectively exceeded the annual growth rates of the HIL Group for the corresponding financial years. Moreover, the HLD Group also experienced higher annual growth in terms of net margin when compared with the HIL Group for 2004 and 2005. Therefore, the Proposal offers the Minority Shareholders an opportunity to swap their lower growth investments for higher growth investments, and is in the interests of the Independent Minority Shareholders as a whole.

(b) *Dividend*

The following table shows the dividend related statistics of HLD for the past five financial years ended 30 June 2005:

Table 14: Dividend related statistics of the HLD Shares

For the year ended 30 June	Dividend per HLD Share	Earnings per HLD Share	Dividend payout ratio	Average daily closing price of an HLD Share	Average dividend yield
	HK$	*HK$*	*%*	*HK$*	*%*
2001	1.10	2.55	43.14	38.36	2.87
2002	0.80	1.25	64.00	32.48	2.46
2003	0.80	1.18	67.80	24.12	3.32
2004	0.90	3.46	26.01	33.28	2.70
2005	1.00	5.98	16.72	36.54	2.74

Source: Bloomberg, 2001 to 2005 annual reports and accounts of HLD

As illustrated in Table 14 above, despite the drop in dividend per HLD Share from 2001 to 2002, the dividend per HLD Share increased from HK$0.80 in 2003 to HK$1.00 in 2005 which represents an average annual growth rate of approximately 12.5%. However, the dividend payout ratio of the HLD Shares dropped from approximately 43.14% in 2001 to approximately 16.72% in 2005. Moreover, the dividend yield also decreased from approximately 2.87% in 2001 to approximately 2.74% in 2005.

Based on Tables 5 and 14 above, we note that the dividend payout ratio of both the HIL Group and the HLD Group experienced downward trends in recent years. Moreover, the average dividend payout ratios of the HIL Group and the HLD Group for the past five financial years were approximately 32.0% and 43.5% respectively. Therefore, we are of the view that the Proposal offers the Minority Shareholders an opportunity to exchange their investment which had lower average dividend payout ratio for alternative investment with relatively higher average dividend payout ratio in the previous years, and is in the interests of the Independence Minority Shareholders as a whole.

(c) *HLD Share price performance*

Chart 9 below illustrates the daily closing prices of the HLD Shares during the Review Period.

Chart 9: Share price performance of HLD


HK$
45
40
35
30
25
20
15
0
5 November 2002:
at HK$25.1
Latest
Practicable
Date: at
HK$36.95
Last Trading Date
05 Nov 02
05 Feb 03
05 May 03
05 Aug 03
05 Nov 03
05 Feb 04
05 May 04
05 Aug 04
05 Nov 04
05 Feb 05
05 May 05
05 Aug 05
05 Nov 05
Latest Practicable Date

Source: Bloomberg

As illustrated in Chart 9 above, the share price of the HLD Shares increased by approximately 47.21% during the Review Period.

In our analysis, we have also compared the share price performance of the HLD Shares with the HSI. As illustrated in Chart 10 below, the share price of HLD generally outperformed the HSI during the Review Period.

Chart 10: Comparison of the share price performance of HLD with the HSI


HLD
HSI
80%
60%
40%
20%
0%
-20%
-40%
Last Trading Date
5-Nov-02
5-Feb-03
5-May-03
5-Aug-03
5-Nov-03
5-Feb-04
5-May-04
5-Aug-04
5-Nov-04
5-Feb-05
5-May-05
5-Aug-05
5-Nov-05
Latest Practicable Date

Source: Bloomberg

(d) *Liquidity*

The following table sets out the trading volume of the HLD Shares from 1 May 2005 up to and including the Latest Practicable Date:

Table 15: Average daily trading volume of the HLD Shares and the HIL Shares from 1 May 2005 to the Latest Practicable Date

	HLD Shares		HIL Shares	
	Monthly trading volume of the HLD Shares	Percentage of the monthly trading volume of the HLD Shares over the total number of issued HLD Shares[1]	Monthly trading volume of the HIL Shares	Percentage of the monthly trading volume of the HIL Shares over the total number of issued HIL Shares[2]
		%		%
2005				
May	54,534,633	3.01	50,811,420	1.80
June	59,551,584	3.28	116,811,021	4.15
July	63,995,955	3.53	43,458,872	1.54
August	71,090,503	3.92	30,855,419	1.10
September	46,415,756	2.56	13,221,294	0.47
October	83,612,016	4.61	23,163,543	0.82
– 1 November to the Last Trading Date	14,932,839	0.82	2,904,000	0.10
– After the Last Trading Date and up to and including the Latest Practicable Date[3]	188,788,228	10.40	149,817,225	5.32

Note 1: Based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date

Note 2: Based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date

Note 3: Including a total of 27 trading days

Source: Bloomberg

Table 15 above shows the average daily trading volume of the HLD Shares and the HIL Shares from 1 May 2005 up to and including the Latest Practicable Date. We note that the average monthly trading volume of the HLD Shares is substantially higher than that of the HIL Shares during this review period.

(e) *HLD Comparable Companies*

In our analysis, we have compared the PER and the premium over or discount to the consolidated NAV of HLD with its comparable companies. We have identified six companies (the "HLD Comparable Companies") which are (i) listed on the Stock Exchange; (ii) principally engaging in property development and investment businesses in Hong Kong; (iii) excluding H share companies; and (iv) with a market capitalization of over HK$30 billion as at the Last Trading Date.

Set out in Table 16 below is a comparison of the respective PERs of the HLD Comparable Companies on the Last Trading Date:

Table 16: Trading PER and premium over or discount to NAV of the share price of HLD and the HLD Comparable Companies

	Closing share price on the Last Trading Date	Market capitalisation on the Last Trading Date	Latest published audited consolidated NAV	Latest published audited NAV per share	Premium over or discount to NAV of the share price per share	PER of share price on the Last Trading Date
	HK$	*HK$ billion*	*HK$ billion*	*HK$*	*%*	*times*
Cheung Kong (Holdings) Limited	80.35	186.10	184.62	79.71	0.80	15.03
Hang Lung Properties Limited	11.15	41.31	40.64	11.03	1.09	6.03
HIL	10.65	30.00	46.27[1]	16.42[2]	(35.14)[2]	8.59
New World Development Company Limited	9.50	33.17	61.66	17.66	(46.21)	11.10
Sino Land Company Limited	8.45	36.52	34.63	7.96	6.16	6.99
Sun Hung Kai Properties Limited	74.15	178.05	150.15	62.54	18.56	17.17
Average					**(9.12)**	**10.82**
HLD	**34.40**	**62.42**	**104.05[3]**	**57.34[4]**	**(40.01)[4]**	**5.75**

Note 1: This figure refers to the HIL Adjusted NTAV.

Note 2: These figures are computed based on the HIL Adjusted NTAV.

Note 3: This figure refers to the HLD Adjusted NTAV.

Note 4: These figures are computed based on the HLD Adjusted NTAV.

Source: Bloomberg, latest published annual or interim reports of the HLD Comparable Companies

As illustrated in Table 16 above, HLD was trading at a PER of 5.75 times on the Last Trading Date while the HLD Comparable Companies were trading at an average PER of approximately 10.82 times. The PER of the HLD Comparable Companies ranged from the lowest of 6.03 times to the highest of 17.17 times on the Last Trading Date, and HLD's PER on the Last Trading Date was lower than the average PER of the HLD Comparable Companies.

Moreover, we note that HLD was trading at a discount of approximately 40.01% to HLD Adjusted NTAV of HK$57.34 per HLD Share on the Last Trading Date while the HLD Comparable Companies were trading at an average discount of approximately 9.12% to their NAV. We note that the discount of the price of the HLD Shares to the HLD Adjusted NTAV per HLD Share on the Latest Practicable Date is within the discount range of the HLD Comparable Companies.

Chart 11 below shows the premium over or discounts to the HIL NTAV per HIL Share and the HLD NTAV per HLD Share of the daily closing share prices of HIL and HLD respectively during the Review Period:

Chart 11: Premium over or discount to HIL NTAV per HIL Share and HLD NTAV per HLD Share of the daily closing share prices of HIL and HLD respectively during the Review Period


80%
60%
40%
20%
0%
-20%
-40%
-60%
HIL
HLD
Last Trading Date
05-Nov-02
05-Feb-03
05-May-03
05-Aug-03
05-Nov-03
05-Feb-04
05-May-04
05-Aug-04
05-Nov-04
05-Feb-05
05-May-05
05-Aug-05
05-Nov-05
Latest Practicable Date

Source: Bloomberg and 2003, 2004 and 2005 annual reports and accounts of HIL and HLD

As illustrated in Chart 11 above, we note that at all times during the Review Period, the HLD Shares traded at a lower premium to the HLD NTAV per HLD Shares as compared to the trading premium of the HIL Shares to the HIL NTAV per HIL Share. Moreover, the discount represented by the closing price of an HLD Share of HK$34.40 on the Last Trading Date to the HLD NTAV per HLD Share of approximately 5.21% is lower than the premium represented by the LTD Implied Value to the HIL NTAV per HIL Share of approximately 78.70%.

The closing price of the HIL Shares on the Last Trading Date represents a discount of approximately 35.14% to the HIL Adjusted NTAV per HIL Share, whilst the closing price of the HLD Shares on the Last Trading Date represents a discount of approximately 40.01% to the HLD Adjusted NTAV per HLD Share.

In addition, it should be noted that the HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

In light of the above, the Proposal could be viewed as a good opportunity for the Minority Shareholders to swap their investment in HIL for other investment with deeper discount to its adjusted NTAV and a higher adjusted NTAV per share after taking into account of the exchange ratio under the Proposal.

(f) *Future Intentions*

As stated in the Explanatory Statement, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

(g) *Dilution effect of the Proposal*

The table below is extracted from the Explanatory Statement in the Scheme Document which sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

Table 17: Shareholdering structure of HLD before and after the completion of the Proposal

	As at the Latest Practicable Date		Upon completion of the Proposal	
HLD Shareholders	**Number of HLD Shares**	**%**	**Number of HLD Shares**	**%**
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

As stated in the Explanatory Statement, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities as at the Latest Practicable Date. Moreover, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

As stated in the letter from the HIL Board, it was announced on 24 November 2005 that Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in the future when appropriate.

(h) *Overview of the Hong Kong property market*

Hong Kong residential property market has been exhibiting strong growth in capital value since the beginning of 2004. According to the latest released figure from the Land Registry Department, the volume of sale and purchase agreements for primary and secondary residential properties has increased by approximately 14.1% to 92,628 units or approximately 29.8% year-on-year increase in value to approximately HK$282.7 billion from January to October 2005. As demonstrated in Chart 12 below, both the luxury residential property capital value and the mass residential property capital value, albeit a moderate consolidation in the latter part of the review period, have increased significantly from the beginning of 2004 to 1 October 2005.

Chart 12: Hong Kong Luxury and Mass Residential Property Capital Value Index


Jones Lang LaSalle HK Property
Index (Jan 2001 = 100)
160
140
120
100
80
60
Luxury Residential
Property Capital Value
Mass Residential
Property Capital Value
1-Nov-02
1-Feb-03
1-May-03
1-Aug-03
1-Nov-03
1-Feb-04
1-May-04
1-Aug-04
1-Nov-04
1-Feb-05
1-May-05
1-Aug-05
1-Oct-05

Source: Jones Lang LaSalle

Moreover, the improving rental and retail consumption in Hong Kong due to the continued support from the increase in inbound tourists from Mainland China and overseas will have an ultimate positive effect on the property sector in Hong Kong, which has reported encouraging results since the beginning of 2004. Furthermore, the unemployment rate of Hong Kong reached a three-year low of approximately 5.5% in September 2005.

In light of the above, it is evident that with the support of a strong domestic consumption and a buoyant tourism sector, the capital value of Hong Kong properties has experienced decent growth since the beginning of 2004.

The chart below illustrates the office capital and rental value index in Hong Kong from 1 November 2002 to 1 October 2005:

Chart 13: Hong Kong Office Capital and Rental Value Index


Jones Lang LaSalle HK Property
Index (Jan 2001 = 100)
160
140
120
100
80
60
40
20
Overall Office Capital Value
Overall Office Rental Value
1-Nov-02
1-Feb-03
1-May-03
1-Aug-03
1-Nov-03
1-Feb-04
1-May-04
1-Aug-04
1-Nov-04
1-Feb-05
1-May-05
1-Aug-05
1-Oct-05

Source: Jones Lang LaSalle

Chart 13 above shows that, the overall office capital value in Hong Kong has increased substantially since the beginning of 2004. Benefiting from the continuing growth in business activities, the demand for office space in Hong Kong has increased substantially. According to Jones Lang LaSalle, a real estate services and investment management company, the overall vacancy rate for offices in Hong Kong dropped from approximately 11.1% in July 2003 to approximately 6.2% in October 2005. In addition, the tightening in supply of A-grade offices has led to an increase in overall office rental prices in 2005. As at the end of October 2005, overall office rental surged by 74.6% on a year-on-year basis.

According to a survey conducted by the Hong Kong People Management Association, a voluntary professional human resources management body, 41 out of 74 surveyed enterprises are planning to raise salary by an average of 2.8% in 2006 which is higher than the 1.0% and 1.9% recorded in 2004 and 2005 respectively. These statistics suggest that the recent economic growth in Hong Kong is now gradually translating into income growth, which is likely to help fuel the growth in domestic consumption, as well as growth of the overall Hong Kong property market.

In light of the above, we are of the view that if the abovementioned trend in the property market is sustainable, it is reasonable to view that the outlook of the Hong Kong property market will remain positive.

CONCLUSIONS AND RECOMMENDATION

We have considered the above principal factors and reasons and, in particular, have taken into account the following factors in arriving at our opinion:

- the annual growth rates of the HIL Group's turnover and profit from operation experienced a downward trend from 2003 to 2005;
- Hong Kong China Gas, the main profit-contributing associated company of the HIL Group, showed low net profit growth and net profit margin squeeze from 2002 to 2004, and the earnings contributions from HIL's associated companies increased during the corresponding period;
- the HIL Group's uncertain future dividend payout ratio as well as the decreasing dividend yield over the preceding five years;
- the exchange ratio of 2.5 Scheme Shares for one HLD Share under the Proposal represents premia of approximately 29.2% and approximately 38.2% over the historical ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share for the 10, 30, 60, 90 and 120 trading days up to and including the Last Trading Date;
- the LPD Implied Value is at premium over the highest daily closing price of the HIL Shares from 1 May 2005 to the Latest Practicable Date;
- the LTD Implied Value represents premia of approximately 29.20% and approximately 25.89% over the lowest and highest average daily closing prices of an HIL Share respectively for the 10, 30, 60 and 120 trading days up to and including the Last Trading Date;
- the LPD Implied Value represents a premium of approximately 5.57% over the closing price of an HIL Share on the Latest Practicable Date;
- the PER represented by the LPD Implied Value is higher than the PERs of the HIL Shares on the Latest Practicable Date, the Last Trading Date and for the 30, 60 and 90 trading days up to and including the Last Trading Date;
- the average monthly trading volume of the HIL Shares is generally lower than those of the HLD Shares and the shares of the HIL Comparable Companies;
- the LTD Implied Value and the LPD Implied Value represent premia to the historical NTAV per HIL Share of approximately 78.70% and approximately 91.95% respectively, which is higher than the highest trading premium over the historical NTAV per HIL Share during the Review Period;

- the LTD Implied Value and the LPD Implied Value represent discounts to the HIL Adjusted NTAV per HIL Share of approximately 16.20% and approximately 9.99% which are lower than (i) the minimum trading discount to the HIL Adjusted NTAV per HIL Share during the Review Period; (ii) the average discount to the NTAV per share of the companies in the Property Precedent Privatisations; and (iii) the discounts represented by the closing price of an HLD Share on the Last Trading Date and the Latest Practicable Date to the HLD Adjusted NTAV per HLD Share of approximately 40.01% and approximately 35.56% resepctively;

- based on the HLD Adjusted NTAV per HLD Share of HK$57.34, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42;

- without the approval or support of HLD, it is unlikely that there will be a third party offer or proposal for the Scheme Shares;

- the HLD Group experienced higher annual growth in terms of net profit and net margin when compared with the HIL Group for 2004 and 2005; and

- the HLD Group experienced higher average dividend payout ratio when compared with the HIL Group for the past five years.

Having considered the above, we are of the view that the terms of the Proposal, in particular the Cancellation Consideration, are fair and reasonable so far as the Independent Minority Shareholders as a whole are concerned. Accordingly, we recommend the Independent Director to advise the Independent Minority Shareholders to vote in favour of the relevant resolutions which will be proposed at the Court Meeting and the Extraordinary General Meeting to approve the Scheme and to implement the Proposal.

Yours faithfully
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

This Explanatory Statement constitutes the statement required under Section 166A of the Companies Ordinance.

SCHEME OF ARRANGEMENT

INTRODUCTION

As stated in the Announcement on 8 November 2005, HLD requested the HIL Directors to put forward the Proposal to the Minority Shareholders for consideration.

The purpose of this Explanatory Statement is to explain the terms and the effects of the Proposal, which is to be implemented by the Scheme, and to give to the Minority Shareholders other relevant information.

SUMMARY OF THE PROPOSAL

The purpose of this document is to provide you with further information regarding the Proposal and to give you notices of the Meetings. In addition to this Explanatory Statement, your attention is drawn to the letter from the HIL Board set out on pages 9 to 16 of this document, the letter from the Independent Director together with a letter from Platinum to the Independent Director in relation to the Proposal set out on pages 17 to 63 of this document and the Scheme set out on pages 316 to 325 of this document, all of which form part of this document.

It is proposed that, subject to the Conditions being fulfilled or, if applicable, waived, the Proposal will be implemented by way of the Scheme, which will involve a reduction in the authorised and issued share capital of HIL by the cancellation and extinguishment of all of the Scheme Shares. Forthwith upon such reduction of capital taking effect, the authorised share capital of HIL will be increased to its former amount of HK$720,000,000 by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, all of which will be issued, credited as fully paid, to HLD or as HLD may direct.

The Scheme also provides that, in consideration of the cancellation and extinguishment of the Scheme Shares, the holders of the Scheme Shares whose names appear on the Register at the Record Time will be entitled to receive the Cancellation Consideration on the following basis:

for every 2.5 Scheme Shares held .... one HLD Share.

It was jointly announced by HLD and HIL on 12 December 2005 that, having taken into consideration the comments of those Minority Shareholders who have expressed views, and in order to make the cancellation consideration as originally announced on 9 November 2005 more attractive to the Minority Shareholders, HLD had decided to increase such cancellation consideration from one HLD Share for every 2.6 Scheme Shares to one HLD Share for every 2.5 Scheme Shares, representing an increase of 4%. HLD has stated that it would not further increase the Cancellation Consideration.

Following the announcement of 12 December 2005, HLD will not be allowed to increase the Cancellation Consideration save in wholly exceptional circumstances as provided in Rule 18.3 of the Takeovers Code. HLD and HIL reserve the right to amend the other terms of the Proposal, subject to all applicable provisions of the Takeovers Code.

No holder of the Scheme Shares shall be entitled to a fraction of an HLD Share and his entitlement will be rounded down to the nearest integer.

Settlement of the Cancellation Consideration will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holder of the Scheme Shares.

HLD has power to issue the new HLD Shares pursuant to the general mandate granted to the HLD Directors at the annual general meeting of HLD held on 6 December 2004. The new HLD Shares to be issued under the Scheme will be issued and credited as fully paid up, ranking *pari passu* with the existing HLD Shares at the date of issue. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the new HLD Shares to be issued under the Scheme.

Under the Scheme, the Cancellation Consideration will be provided by HLD. As the 2,070,243,859 HIL Shares beneficially owned by the Controlling Parties, all being indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and thus will not be cancelled under the Scheme. Accordingly, neither HLD nor the Controlling Parties nor their nominees will be entitled to receive the Cancellation Consideration.

In arriving at the Cancellation Consideration, the HLD Board has considered certain operating factors and financial aspects, including PER, dividend yield, average trading turnovers and prevailing market price levels of both HIL Shares and HLD Shares as well as market capitalisations of both HIL and HLD. Further information on the background and rationale in arriving at the Cancellation Consideration is set out in the section headed "Background to, and Rationale for, the Proposal" in this Explanatory Statement on pages 73 to 75 of this document.

Under the Listing Rules, any issue of shares to a party falling within the meaning of "connected persons" would constitute a connected transaction requiring the approval of the shareholders of the issuing company. Since they are either HLD Directors or their family members or, in the case of Fu Sang, a company controlled by a trustee of a trust relating to some of the HLD Directors, any issue of HLD Shares as Cancellation Consideration to the holders of the HIL Shares beneficially owned by the Connected Parties will constitute a connected transaction of HLD which requires approval by the independent HLD Shareholders under the Listing Rules. In order for these holders of the HIL Shares to receive their Cancellation Consideration other than by way of an issue to them of new HLD Shares, an arrangement was put in place. Under this arrangement, HLD will procure Henderson Development, which is the ultimate holding company taken to be interested in 61.87% of HLD, to transfer to the holders of the HIL Shares beneficially owned by the Connected Parties such number of HLD Shares to which they will be entitled pursuant to the Scheme in consideration of HLD paying Henderson Development an amount equal to the value of the HLD Shares so transferred. Under the Proposal, up to a total of approximately 19,598,425 HLD Shares will be transferred by Henderson Development to the Connected Parties or their nominees pursuant to this share transfer arrangement. Since the value

of such HLD Shares will be based on the closing price of an HLD Share on the trading day immediately before the Effective Date, which is the date on which HLD Shares will effectively be issued and transferred to the holders of the Scheme Shares under the Scheme, the amount payable by HLD to Henderson Development cannot be determined as at present. Further announcement regarding the amount of payment will be made when determined. Based on the closing price of HK$36.95 per HLD Share on the Latest Practicable Date, however, an amount of approximately HK$725,610,128, including stamp duty of approximately HK$1,448,324 payable in connection with such transfer under the Stamp Duty Ordinance, Chapter 117 of the Laws of Hong Kong, will be payable by HLD to Henderson Development under the arrangement. HLD has stated that it intended to effect the payment from internal resources. CSFB as the financial adviser on the Proposal is satisfied that sufficient resources are available to HLD for payment to be made to Henderson Development under the share transfer arrangement.

As announced on 24 November 2005, Henderson Development has indicated to HLD that it is its intention, if the Scheme becomes effective, to apply the amount it will receive from HLD under the share transfer arrangement to acquire HLD Shares in future when appropriate.

Under the Proposal, up to a total of 279,234,988 new HLD Shares will be allotted and issued to the holders of the Scheme Shares other than the Connected Parties, and a total of approximately 19,598,425 HLD Shares will be transferred to the Connected Parties or their nominees. The issue of 279,234,988 new HLD Shares represents approximately 15.39% of the issued capital of HLD, or approximately 13.34% of the enlarged issued capital of HLD upon completion of the Proposal, but before taking into consideration any issue of HLD Shares pursuant to the exercise of conversion rights by any holders of the outstanding HLD Convertible Notes.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow. The Minority Shareholders will be notified accordingly by press announcement. Further announcements regarding the Proposal will be made as and when appropriate. Subject to the fulfillment or waiver of the Conditions, the Proposal will become effective and binding on HIL and all of the holders of the Scheme Shares.

Assuming that the Scheme becomes effective on 22 February 2006, share certificates for the HLD Shares to be issued or transferred pursuant to the Scheme are expected to be despatched to the holders of the Scheme Shares on or before 4 March 2006.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on HIL and all holders of the Scheme Shares, subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme (by way of a poll) by a majority in number of the Independent Minority Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those HIL Shares that are voted either

in person or by proxy by the Independent Minority Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the Independent Minority Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by all of the Independent Minority Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme, including the reduction of the authorised and issued share capital of HIL by the cancellation of the Scheme Shares, by not less than three-fourths in value of the votes cast by the HIL Shareholders present and voting in person or by proxy at a general meeting of HIL;

(c) the sanction of the Scheme, with or without modifications, and confirmation of the reduction of the capital of HIL involved in the Scheme by the Court;

(d) an office copy of the order of the Court, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies;

(e) the granting by the Stock Exchange of the listing of, and permission to deal in, the new HLD Shares which will fall to be issued pursuant to the Proposal;

(f) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the relevant authorities in Hong Kong or any other relevant jurisdictions;

(g) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any relevant authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in the relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h) all necessary consents which may be required under any existing contractual obligations of HIL having been obtained; and

(i) if required, the obtaining by HLD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any third parties which are necessary or desirable for the implementation of the Proposal under the applicable laws and regulations.

Condition (a) is the combined effect of Section 166 of the Companies Ordinance and Rule 2.10 of the Takeovers Code. In so far as the statutory requirement for the sanction of the Scheme by the Court is concerned, a resolution for the approval of the Scheme will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. Under Rule 2.10 of the Takeovers Code, however, such a resolution will only be

considered to have been passed if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Conditions (a) to (e) cannot be waived in any event. HLD reserves the right to waive conditions (f), (g), (h) and (i), either in whole or in part, and whether generally or in respect of any particular matter. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 30 June 2006 or such later date as the Court may allow, failing which the Proposal will lapse.

Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition for the sanction of the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

The Scheme will lapse if it does not become effective on or before 30 June 2006 or such later date as the Court may allow and the Minority Shareholders will be notified accordingly by press announcements.

FINANCIAL EFFECTS OF THE PROPOSAL

The HIL Board has decided to put forward the Proposal to the Minority Shareholders for their consideration as it believes that the Proposal provides an opportunity for all of the holders of the Scheme Shares to realise their investments in HIL at a premium to the prevailing market price of the HIL Shares. The premia represented by the Cancellation Consideration, which are calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are as follows:

		Last Trading Date	Previous period up to the Last Trading Date				
			10 trading days	30 trading days	60 trading days	90 trading days	120 trading days
(A)	Average closing price of an HLD Share (in HK$)	$34.40	$34.76	$36.37	$37.64	$37.95	$37.32
(B)	Average closing price of an HIL Share (in HK$)	$10.65	$10.74	$10.82	$10.93	$10.98	$10.93
(C)	(C) = (A)/(B) *(Note 1)*	3.23 times	3.24 times	3.36 times	3.45 times	3.45 times	3.41 times
(D)	Premium = (C)/2.5 - 1 *(Note 2)*	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

Notes:

1. "(C)" represents the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

2. "(D)" corresponds to the premium represented by the Cancellation Consideration over the ratio between the average closing price of an HLD Share and the average closing price of an HIL Share on a specified date or in a specified period.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$13.76 and HK$14.78 respectively. The closing price of HIL Shares was HK$10.65 on the Last Trading Date and HK$14.00 on the Latest Practicable Date.

The above values of HK$13.76 and HK$14.78 per HIL Share represent premia of approximately 69.67% and 82.24 % respectively over the audited consolidated net asset value per HIL Share of approximately HK$8.11 as at 30 June 2005.

Historical share price information on the HIL Shares is set out in Section 2 of Appendix IV to this document.

Net Tangible Assets

Value of the HIL Shares based on HLD Adjusted NTAV

The HLD Adjusted NTAV per HLD Share and the HIL Adjusted NTAV per HIL Share are HK$57.34 and HK$16.42 respectively. Based on such values, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration values each HIL Share at approximately HK$22.94, which represents a premium of approximately 39.68% over the HIL Adjusted NTAV per HIL Share of HK$16.42.

Value of the HIL Shares based on the closing prices of HLD Shares

(i) Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76, representing:

   (a) a premium of approximately 78.70% over the HIL NTAV per HIL Share of approximately HK$7.70; and

   (b) a discount of approximately 16.20% on the HIL Adjusted NTAV per HIL Share of HK$16.42.

(ii) Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78, representing:

   (a) a premium of approximately 91.95% over the HIL NTAV per HIL Share of approximately HK$7.70; and

   (b) a discount of approximately 9.99% on the HIL Adjusted NTAV per HIL Share of HK$16.42.

By way of comparison, the closing price per HLD Share was:

(i) HK$34.40 on the Last Trading Date, representing:

(a) a discount of approximately 5.21% on the HLD NTAV per HLD Share of approximately HK$36.29; and

(b) a discount of approximately 40.01% on the HLD Adjusted NTAV per HLD Share of HK$57.34, and

(ii) HK$36.95 on the Latest Practicable Date, representing:

(a) a premium of approximately 1.82% over the HLD NTAV per HLD share of approximately HK$36.29; and

(b) a discount of approximately 35.56% on the HLD Adjusted NTAV per HLD Share of HK$57.34.

Earnings

The audited consolidated profit of the HIL Group attributable to the HIL Shareholders for the year ended 30 June 2005 was approximately HK$3,505 million, representing earnings per HIL Share of approximately HK$1.24 as shown in the Consolidated Income Statement in Section 2 of Appendix I to this document. When compared with the HIL Group's audited consolidated profit attributable to the HIL Shareholders of approximately HK$2,130 million in respect of the previous financial year which is equivalent to earnings per HIL Share of approximately HK$0.76, it represents a year-on-year increase in profit attributable to the HIL Shareholders of approximately 64.55%.

Based on the closing price per HLD Share of HK$34.40 on the Last Trading Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$13.76. Based on the earnings per HIL Share for the year ended 30 June 2005, such value represents a PER for HIL Shares of about 11.1. This represents a premium of approximately 29.07% over the PER of approximately 8.6 based on the closing price of HK$10.65 per HIL Share on the Last Trading Date.

Based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date, the ratio of 2.5 Scheme Shares to one HLD Share under the Cancellation Consideration results in a value per HIL Share of approximately HK$14.78. Based on the earnings per HIL Share for the year ended 30 June 2005, such value represents a PER for HIL Shares of approximately 11.92. This represents a premium of approximately 5.58% over the PER of approximately 11.29 based on the closing price of HK$14.00 per HIL Share on the Latest Practicable Date.

By way of comparison, the PERs for HLD Shares were

(i) approximately 5.8, based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and earnings per HLD Share of HK$5.98 for the year ended 30 June 2005, and

(ii) approximately 6.2, based on the closing price of an HLD Share of HK$36.95 on the Latest Practicable Date and earnings per HLD Share of HK$5.98 for the year ended 30 June 2005.

Dividend Yield

Based on the value of an HIL Share of approximately HK$13.76, calculated by reference to the closing price of HK$34.40 per HLD Share on the Last Trading Date as mentioned above and the dividends for the year ended 30 June 2005, the dividend yield for the HIL Shares amounted to approximately 2.03%.

Based on the value of an HIL Share of approximately HK$14.78, calculated by reference to the closing price of HK$36.95 per HLD Share on the Latest Practicable Date and the dividends for the year ended 30 June 2005, the dividend yield for the HIL Shares amounted to approximately 1.89%.

By way of comparison, the dividend yields for the HLD Shares were

(i) approximately 2.91%, based on the closing price per HLD Share of HK$34.40 on the Last Trading Date and dividends per HLD Share of HK$1.00 for the year ended 30 June 2005, and

(ii) approximately 2.71%, based on the closing price per HLD Share of HK$36.95 on the Latest Practicable Date and the dividends per HLD Share of HK$1.00 for the year ended 30 June 2005.

EFFECTS OF THE PROPOSAL ON SHAREHOLDING STRUCTURES OF HIL AND HLD

HIL

The Controlling Parties are indirect wholly-owned subsidiaries of HLD. By virtue of their beneficial interests in an aggregate of 2,070,243,859 HIL Shares, which represents 73.48% of the issued share capital of HIL, the Controlling Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. Accordingly, the HIL Shares beneficially owned by the Controlling Parties will not form part of the Scheme Shares.

The Excluded Parties comprise various individuals and corporations having an aggregate beneficial interests in 57,014,064 HIL Shares, representing approximately 2.03% of the issued capital of HIL. The individuals are either HLD Director or their family members. As to the corporations, Fu Sang is a company controlled by the trustee of a trust related to certain HLD Directors. Tako Assets and Thommen are wholly-owned subsidiaries of Hong Kong Ferry, which is owned as to 31.33% by HIL, which in turn is a subsidiary of HLD. Therefore, Tako Assets and Thommen are under the control of Hong Kong Ferry, which is an associated company of a subsidiary of HLD. The remaining corporate Excluded Parties are two members of the CSFB Group. Because of all these relationships with HLD as the offeror under the Proposal, notwithstanding that the HIL Shares beneficially owned by them constitute part of the Scheme Shares, the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code and are prevented from voting at the Court Meeting.

The table below sets out the shareholding structure of HIL as at the Latest Practicable Date and immediately upon completion of the Proposal:

HIL Shareholders	As at the Latest Practicable Date Number of HIL Shares	%	Upon completion of the Proposal *(note 1)* Number of HIL Shares	%
Controlling Parties	2,070,243,859	73.48	2,817,327,395	100.00
Excluded Parties	57,014,064	2.03	—	—
Independent Minority Shareholders	690,069,472	24.49 *(note 2)*	—	—
Total	2,817,327,395	100.00	2,817,327,395	100.00

Notes:

1. Under the Scheme, the Scheme Shares will be cancelled. Upon such cancellation, the authorised capital of HIL will be increased to its former amount by the creation of the same number of HIL Shares as is equal to the Scheme Shares cancelled. The credit arising in HIL's books of account as a result of the capital reduction will be applied in paying up in full at par the 747,083,536 new HIL Shares so created, which will be issued as fully paid to HLD or as HLD may direct.

2. Notwithstanding that the Independent Minority Shareholders in aggregate held only 24.49% of the issued share capital of HIL as at the Latest Practicable Date, there is sufficient public float for the purposes of the Listing Rules because some of the Excluded Parties comprising Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen and the two members of the CSFB Group, although presumed to be parties acting in concert with, are not deemed to be "connected persons" of HLD, for the purposes of Rule 8.24 of the Listing Rules. Accordingly, these Excluded Parties are regarded as members of the public under the Listing Rules.

Following the Scheme becoming effective and the withdrawal of listing of the HIL Shares on the Stock Exchange, HIL will become an indirect wholly-owned subsidiary of HLD.

As at the Latest Practicable Date, there were no options, warrants or convertible securities in respect of the HIL Shares held by HLD or parties acting in concert with it or outstanding derivatives in respect of the HIL Shares entered into by HLD or parties acting in concert with it. As at the Latest Practicable Date, there were 2,817,327,395 HIL Shares in issue and the Minority Shareholders were interested in 747,083,536 HIL Shares, representing approximately 26.52% of the issued capital of HIL. Apart from the HIL Shares, HIL does not have any warrants, options, derivatives, convertible securities or other securities in issue.

HLD

The table below sets out the shareholding structure of HLD as at the Latest Practicable Date and immediately upon completion of the Proposal:

HLD Shareholders	As at the Latest Practicable Date Number of HLD Shares	%	Upon completion of the Proposal Number of HLD Shares	%
Henderson Development and its wholly-owned subsidiaries	1,117,143,200	61.56	1,097,544,775 *(Note)*	52.42
Lee Shau Kee	—	—	13,911,974	0.66
Fu Sang	192,500	0.01	2,438,559	0.12
Hong Kong China Gas	5,602,600	0.31	5,602,600	0.27
Other existing HLD Shareholders	691,641,700	38.12	691,641,700	33.03
Independent Minority Shareholders	—	—	276,027,788	13.18
Excluded Parties other than Lee Shau Kee and Fu Sang	—	—	6,647,592	0.32
Total	1,814,580,000	100.00	2,093,814,988	100.00

Note: The number of HLD Shares held by Henderson Development and its wholly-owned subsidiaries will be reduced by 19,598,425 upon completion of the Proposal because of the transfer by Henderson Development of its HLD Shares to the holders of the Scheme Shares beneficially owned by the Connected Parties pursuant to the Scheme.

As at the Latest Practicable Date, apart from the HLD Convertible Notes, HLD did not have any outstanding options, warrants or convertible securities. As at the Latest Practicable Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

BACKGROUND TO, AND RATIONALE FOR, THE PROPOSAL

The HLD Board is of the view that the delisting of HIL will result in a leaner corporate structure of the HLD Group and will increase operational efficiency and management accountability in all its businesses. The indirect interests of HLD in Hong Kong China Gas, Hong Kong Ferry and Miramar will also increase at the same time. Currently these indirect interest of HLD is held through a 73.48% shareholding of HIL, which has direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. Therefore, HLD's indirect interests in Hong Kong China Gas, Hong Kong Ferry and Miramar amounted to 27.64%, 23.02% and 32.49% respectively. However, after completion of the Proposal, HLD's interests in HIL will be increased to 100%, and hence HLD's indirect interests will correspond to HIL's direct interests in Hong Kong China Gas, Hong Kong Ferry and Miramar of 37.62%, 31.33% and 44.21% respectively. It is also expected that HLD's enlarged equity capital base resulting from the Proposal will contribute towards the consolidation and enhancement of HLD's position as a major listed company in Hong Kong and

a member of the Hang Seng Index resulting in the HLD Shares becoming, in time, more attractive to institutional investors. The HLD Board notes that the allotment and issue of the new HLD Shares under the Scheme will result in approximately 13.34% dilution of the equity interest of the existing HLD Shareholders and the HLD Board is of the view that such dilution, in the context of the Proposal, is acceptable.

The HIL Board believes that the Proposal offers Independent Minority Shareholders an opportunity to exchange their investment in HIL for an investment in HLD at a more favourable exchange ratio than that indicated by the respective market prices of the HLD Shares and the HIL Shares over the 120 trading days up to the Last Trading Date. The Proposal offers the Independent Minority Shareholders participation in the other businesses of HLD, including the property development business, while retaining a significant indirect exposure to all the existing underlying businesses of HIL, including those of Hong Kong China Gas, Hong Kong Ferry and Miramar. HLD is a significant member of the Hang Seng Index in Hong Kong, ranked 17 and 16 by market capitalisation on the basis of the closing prices of all Hang Seng Index constituent companies respectively on the Last Trading Date and the Latest Practicable Date. Moreover, HLD Shares have in the past generally enjoyed better trading liquidity than HIL Shares.

In arriving at the Cancellation Consideration, the HLD Board has had regard to the following considerations:

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share and the respective last reported earnings of HK$5.98 per HLD Share and HK$1.24 per HIL Share, the HLD Shares are trading at a lower price-earnings multiple of 5.75 times compared to a trading multiple of 8.59 times for the HIL Shares;

On the bases of the respective closing prices of HK$34.40 and HK$10.65 per HLD Share and per HIL Share and the dividends per HLD Share of HK$1.00 and the dividends per HIL Share of HK$0.28 for the financial year ended 30 June 2005, the HLD Shares are trading at a higher dividend yield of 2.9% compared to the dividend yield of 2.6% for the HIL Shares;

HLD is a major listed company in Hong Kong, with a market capitalisation of approximately HK$62,422 million and ranked 17 in terms of market capitalisation among the 33 members of the Hang Seng Index on the basis of their respective closing prices on the Stock Exchange on the Last Trading Date, while the market capitalisation of HIL only amounted to approximately HK$30,005 million;

Over the past year, the average daily turnovers of the HLD Shares and the HIL Shares on the Stock Exchange amounted to approximately HK$121 million and approximately HK$19 million, respectively;

The Cancellation Consideration is derived from the value of an HIL Share of approximately HK$13.76 based on the closing price of HK$34.40 per HLD Share on the Last Trading Date, representing a significant premium of approximately 81.05% over the cash offer of HK$7.60 per HIL Share under a general offer extended by HLD to the minority shareholders of HIL in 2002.

The HIL Board has decided to put forward the Proposal to the Minority Shareholders for their consideration as it believes that the Proposal provides an opportunity for all of the holders of the Scheme Shares to realise their investments in HIL at a premium to the prevailing market prices of the HIL Shares. The premia embodied in the Cancellation Consideration, which is calculated by reference to the ratios between the average closing prices of an HLD Share and the average closing prices of an HIL Share on the Last Trading Date and in various historical periods, are set out previously in the section headed "Financial Effects of the Proposal".

In addition, the closing price per HIL Share increased 79.0% from the closing price of HK$5.95 on 4 November 2002 to HK$10.65 on the Last Trading Date, while in the same period the closing price per HLD Share increased 37.1% from HK$25.10 to HK$34.40. Hence, the HIL Board believes that the Proposal offers an attractive premium on top of the robust prevailing market price level of the HIL Shares.

Upon the Scheme becoming effective, HIL will become a wholly-owned subsidiary of HLD. It is the intention of HLD to maintain the existing businesses of the HIL Group upon completion of the Proposal.

INFORMATION RELATING TO THE HIL GROUP

History

HIL is a company incorporated in Hong Kong with limited liability and the HIL Shares have been listed on the Stock Exchange and its predecessors since September 1972. HIL is an investment holding company and the principal business activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, hotel operation, security guard services and information technology development in Hong Kong.

HIL Group Structure


Lee Shau Kee
Fu Sang
Henderson Development
61.87%(2)
0.01%(2)
HLD
1.23%(1)
0.20%(2)
73.48%(2)
HIL
37.62%
31.33%
44.21%
78.69%
Hong Kong(3) China Gas
Hong Kong Ferry(3)
Miramar(3)
Henderson Cyber
21.31%

Notes:

(1) Lee Shau Kee is the beneficial owner.

(2) Lee Shau Kee, Lee Ka Kit, Lee Ka Shing and Li Ning are taken to be interested in the shareholding interests of Fu Sang and Henderson Development in HLD and in the shareholding interests of Fu Sang and HLD in HIL by virtue of the SFO.

(3) Hong Kong China Gas, Hong Kong Ferry and Miramar are all listed on the Main Board of the Stock Exchange. A subsidiary of Hong Kong China Gas also owns 5,602,600 HLD Shares, representing 0.31% of the issued capital of HLD, whereas certain subsidiaries of Hong Kong Ferry own 4,406,000 HIL Shares, representing 0.16% of the issued capital of HIL.

Business

An analysis of the HIL Group's turnover and operating profit or loss before interest expenses for each of the two years ended 30 June 2004 and 2005 by reference to its activities is set out below:

	Year ended 30 June			
	2005		2004 *(restated)*	
	Turnover	Operating profit/(loss)	Turnover	Operating profit/(loss)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Property leasing	609,748	368,116	572,313	336,878
Hotel operation	99,321	7,536	89,906	5,088
Department store	134,348	7,755	122,904	4,611
Security guard service	98,432	6,066	92,811	4,683
Infrastructure	235,524	152,056	238,748	150,387
Information technology services income	83,778	(20,520)	87,317	(26,264)
Others	33,269	12,306	51,774	41,270
	1,294,420	533,315	1,255,773	516,653

Property Rental

As at 30 June 2005, the total attributable gross floor area of the HIL Group's rental property portfolio amounted to approximately 1.96 million sq.ft.. Total gross rental income of the HIL Group amounted to approximately HK$672 million for the financial year ended 30 June 2005, representing an increase of 7% over that of the previous financial year. Over the past year, the economy of Hong Kong saw a marked improvement and local unemployment rate showed a further decline. Consumer spending increased as investors' confidence further strengthened. Tourist arrivals from Mainland China continued to increase and the retailing sector also registered increase in turnover. Such developments in the marketplace have led to drastic increase in demand for shop premises. The average occupancy rate of the core investment properties of the HIL Group was maintained at a high level of 96%, with double-digit percentage growth in rental recorded in respect of new lease contracts for local retail shop premises and quality office properties.

Hotel & Retailing Operations

Newton Hotel Hong Kong and Newton Hotel Kowloon of the HIL Group recorded an average occupancy rate of approximately 80% during the financial year ended 30 June 2005, with sustained increase in room tariffs.

The HIL Group currently operates Citistore department store outlets, which are located in Tseung Kwan O, Tsuen Wan, Tuen Mun, Yuen Long and Ma On Shan. Turnover of this operation continued to increase as the local retailing sector generally benefited both from increase in tourist arrivals from the "Individual Visit Scheme" as well as increase in local consumer spending. The trading results of this retailing operation as a whole maintained satisfactory growth during the financial year ended 30 June 2005.

Infrastructural Projects

China Investment Group Limited, a 64%-owned subsidiary of HIL engaged in toll-bridge and toll-road joint venture operations in Mainland China, continued to contribute to the HIL Group's recurrent income stream. Operations relating to the infrastructure segment contributed approximately HK$152 million in profit to the HIL Group during the financial year ended 30 June 2005.

Security Services

Megastrength Security Services Company Limited is wholly-owned by HIL and provides professional security services, including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength Security Services Company Limited currently offers quality professional security services both to the HIL Group and non-HIL Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of the HIL Group.

Associated Companies

Hong Kong China Gas

Hong Kong China Gas is 37.62%-owned by HIL. Hong Kong China Gas and its subsidiaries reported a consolidated profit of approximately HK$3,125 million for the six months ended 30 June 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the six months ended 30 June 2005 and the number of customers increased by 35,762, reaching a total of 1,574,513 as at 30 June 2005.

The business developments of the Hong Kong China Gas group in the PRC are progressing well. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the

Sichuan-to-Wuhan gas pipeline project was completed. There is now ample supply of natural gas to the surrounding areas of these pipelines. This facilitates the rapid growth of gas consumption markets, especially beneficial to the group's development of gas projects in the PRC. In addition to having city piped gas joint venture projects in thirty Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China, the group is exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, the group joined with the Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. It is also exploring other business opportunities, including development of natural gas filling stations for automobiles and regional natural gas air-conditioning systems. Natural gas conversion by its joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. It has also diversified its strategy to include water supply and drainage in the PRC to capture synergies between these sectors and its gas joint ventures. So far this year, water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province have been successfully concluded. These undertakings represent a further significant milestone in the group's development. It will continue to explore water projects in other Mainland cities. Its transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, the liquefied petroleum gas ("LPG") filling station business run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, the group has a 15% interest in the International Finance Centre ("IFC") in Hong Kong. The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. It also has a 50% interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft. Pre-sale of residential units, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry

Hong Kong Ferry is 31.33%-owned by HIL. The unaudited consolidated net profit after taxation of the Hong Kong Ferry group for the six months ended 30 June 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. The group's profit for the six months ended 30 June 2005 was mainly derived from the sale of residential units of Metro Harbour View in Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold during that period, bringing the number of the unsold units down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately

320,000 sq.ft.. The piling works of this project are progressing well. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft.. Demolition work is expected to be completed by the end of this year. During the six months ended 30 June 2005, the ferry, shipyard and related operations recorded an operating loss of HK$1.9 million while the travel and hotel operations sustained a loss of HK$2.9 million. It is expected that the income from property sales and rental will continue to be the primary source of revenue for this group in the financial year ended 31 December 2005.

Miramar

Miramar is 44.21%-owned by HIL. For the year ended 31 March 2005, Miramar and its subsidiaries reported a consolidated profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. The Miramar group's business recorded continuous growth during the year, benefiting from the economic recovery and increased number of Mainland tourist arrivals to Hong Kong. The local and Mainland hotel businesses of this group achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the previous financial year, with an average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The rental generated from Hotel Miramar Shopping Arcade remained stable while rental income and occupancy for the Miramar Tower improved at a steady pace in the second half of the financial year. During the financial year ended 31 March 2005, it recorded sales of 96 acres of residential land and 26 acres of commercial land in Placer County, California, which resulted in a satisfactory profit. As of 31 March 2005, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating result of the restaurant business remained stable. The cruise business, air ticket and hotel packages and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that the group will continue to achieve better results in the forthcoming fiscal year.

Henderson Cyber

Henderson Cyber is 78.69%-owned by HIL. Henderson Cyber and its subsidiaries reported a consolidated turnover of approximately HK$84 million for the financial year ended 30 June 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to the shareholders of Henderson Cyber for the financial year ended 30 June 2005 was at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the year ended 30 June 2005, the main focus of Henderson Cyber was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June 2005. After assessing the prospects of the various business segments of Henderson Cyber, HLD, HIL, Hong Kong China Gas and Henderson Cyber jointly announced in August 2005 the privatisation of Henderson Cyber by HIL and Hong Kong China Gas, involving the

cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. The privatisation became effective on 8 December 2005 and as at the Latest Practicable Date, Henderson Cyber was beneficially owned by HIL as to approximately 78.69% and Hong Kong China Gas as to the remaining 21.31%.

Financial information

A summary of the audited consolidated financial results of the HIL Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	1,294,420	1,255,773
Profit from operations	1,471,572	889,196
Profit from ordinary activities before taxation	4,261,565	2,654,099
Profit from ordinary activities after taxation but before minority interests	3,570,831	2,224,027
Profits from ordinary activities after taxation but before minority interests per HIL Share	HK$1.27	HK$0.79
Profits attributable to the HIL Shareholders	3,505,160	2,129,869
Earnings per HIL Share	HK$1.24	HK$0.76

Net tangible assets

The HIL NTAV as at 30 June 2005 was approximately HK$21,699 million, equivalent to HK$7.70 per HIL Share. The HIL Adjusted NTAV is approximately HK$46,268 million, equivalent to HK$16.42 per HIL Share. Details of the HIL Adjusted NTAV are set out in Section 6 of Appendix I to this document.

Dividends

An interim dividend of HK$0.13 per HIL Share was declared and paid by HIL on 21 April 2005. A final dividend of HK$0.15 per HIL Share was declared and paid by HIL on 6 December 2005.

Liquidity and financial resources

As at 30 June 2005, the gearing ratio of the HIL Group which was calculated on the basis of the total net bank borrowings as a ratio of the HIL Group's shareholders' fund was zero, being the same as that registered on 30 June 2004.

The net cash position of the HIL Group, after netting off total bank loans and borrowings of approximately HK$263 million, amounted to approximately HK$2,538 million as at 30 June 2005. Except for a portion of the bank borrowings denominated in RMB in relation to a subsidiary which engages in infrastructure business in the PRC, all of the HIL Group's borrowings were unsecured with the vast majority being obtained on the committed term basis. The maturity profiles of the HIL Group's bank loans and borrowings outstanding as at the end of the two previous financial years are summarized as follows:

	As at 30 June	
	2005	**2004**
	HK$'000	*HK$'000*
Cash at bank and in hand	2,800,155	1,863,818
Less: Bank loans and borrowings repayable		
Within 1 year	(126,910)	(127,731)
After 1 year but within 2 years	(49,889)	(47,744)
After 2 years but within 5 years	(85,790)	(135,679)
Total bank loans and borrowings	(262,589)	(311,154)
Net cash position	2,537,566	1,552,664

The interest expense of the HIL Group was recorded at approximately HK$13 million for the past financial year (2004: HK$16 million) and showed a decrease as a result of the repayment of bank loans and borrowings. Bank loans and borrowings of the HIL Group, which are primarily obtained from international banks in Hong Kong with interests mainly based on agreed interest margins over the Hong Kong Interbank Offer Rate, are mainly of floating rate in nature.

As of 30 June 2005, the shareholders' fund of the HIL Group amounted to approximately HK$22,853 million (2004: HK$20,032 million), representing an increase of 14.08% when compared with that recorded at the end of the previous financial year. The HIL Group is in a strong financial position and possesses a large capital base and a high net cash position. With substantial committed banking facilities in place and continuous cash inflow from a solid base of recurrent income, the HIL Group has adequate financial resources for funding its ongoing operations as well as future expansion.

INFORMATION RELATING TO THE HLD GROUP

History

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange and its predecessors since 1981. HLD is an investment holding company and the principal business activities of its subsidiaries are property development and investment, project management, building construction, property management, infrastructure, hotel operation, department store operation, finance and investment holding.

Financial information

A summary of the audited consolidated financial results of the HLD Group for each of the two financial years ended 30 June 2004 and 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
		(restated)
Turnover	5,833,261	6,727,118
Profit from operations	1,763,834	2,444,819
Profit from ordinary activities before taxation	14,732,414	8,168,096
Profit from ordinary activities after taxation but before minority interests	12,331,072	7,049,212
Profit from ordinary activities after taxation but before minority interests per HLD Share	HK$6.80	HK$3.95
Profit attributable to the HLD Shareholders	10,853,521	6,173,343
Earnings per HLD Share	HK$5.98	HK$3.46

As at 30 June 2005, the audited consolidated net assets of the HLD Group were approximately HK$66,699 million or approximately HK$36.76 per HLD Share.

FUTURE INTENTIONS

Other than as mentioned below, HLD has no intention of discontinuing or making major changes to the businesses of the HIL Group, including any redeployment of the fixed assets of the HIL Group and continued employment of the employees of the HIL Group in the near future, other than in the ordinary course of business of the HIL Group. In light of the positive investors' interest in the recently listed The Link Real Estate Investment Trust on the Stock Exchange, HLD has been approached by a number of financial institutions regarding proposals for divesting certain real estate assets of the HLD Group (which may include assets of the HIL Group) through an initial public offering of units in a real estate investment trust. The assets to be included in such proposals are likely to comprise principally assets of the HLD Group (other than the HIL Group) and some assets of the HIL Group. No decision has been taken by the HLD Board or the HIL Board as to whether or when any such proposals would proceed, but the respective boards of directors will, subject to market conditions, continue to consider such proposals and will comply with all applicable disclosure requirements if and when a decision to proceed is made.

HLD does not intend to dispose of or procure any of the Controlling Parties to dispose of any of their beneficial interests in HIL. The HLD Directors intend that the listing of the HIL Shares on the Stock Exchange will either be withdrawn if the Scheme is implemented or be maintained in the event that the Scheme is not approved or withdrawn or lapses.

SHAREHOLDING STRUCTURE, INFORMATION RELATING TO THE INTERESTS OF THE CONTROLLING PARTIES AND THE EXCLUDED PARTIES

The table below sets out the ownership of the HIL Shares in issue, including those beneficially owned by the Controlling Parties and the Excluded Parties, as at the Latest Practicable Date:

HIL Shareholders	Note	Number of HIL Shares	%
Banshing	1	802,854,200	28.50
Markshing	1	602,168,418	21.37
Covite	1	363,328,900	12.90
Gainwise	1	217,250,000	7.71
Darnman	1	84,642,341	3.00
Aggregate number of the HIL Shares beneficially owned by the Controlling Parties		2,070,243,859	73.48
Lee Shau Kee	2, 8 & 9	34,779,936	1.23
Fu Sang	3, 8 & 9	5,615,148	0.20
Ho Wing Fun	4, 8 & 9	1,100	0.00
Lee King Yue	4, 8 & 9	1,001,739	0.04
Lee Tat Man	4, 8 & 9	6,666	0.00
Leung Sing	4, 8 & 9	150,000	0.01
Lo Tak Shing	4, 8 & 9	404,375	0.01
Fung Chun Wah	5, 8 & 9	1,751,000	0.06
Lam Ko Yu	5, 8 & 9	389,000	0.01
Lee Siu Lun	5, 8 & 9	4,897,100	0.18
Tako Assets Limited	6, 8 & 9	3,000,000	0.11
Thommen Limited	6, 8 & 9	1,406,000	0.05
Members of the CSFB Group	7, 8 & 9	3,612,000	0.13
Aggregate number of the HIL Shares beneficially owned by the Excluded Parties	8 & 9	57,014,064	2.03
Aggregate number of the HIL Shares beneficially owned by the Controlling Parties and the Excluded Parties	10	2,127,257,923	75.51
Independent Minority Shareholders		690,069,472	24.49
Total		2,817,327,395	100.00
Minority Shareholders	11	747,083,536	26.52

Notes:

1. The Controlling Parties were presumed to be parties acting in concert with HLD under the Takeovers Code.

2. Lee Shau Kee, an HLD Director, was presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Fu Sang was controlled by a trustee of a trust related to some of the HLD Directors and was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing were HLD Directors and were presumed to be parties acting in concert with HLD under the Takeovers Code.

5. Fung Chun Wah is the son of Fung Lee Woon King, who is an HLD Director. Lam Ko Yu is the brother of Colin Lam Ko Yin, who is an HLD Director. Lee Siu Lun is the brother of Lee Shau Kee. Fung Chun Wah, Lam Ko Yu and Lee Siu Lun were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

6. Tako Assets and Thommen were wholly-owned subsidiaries of Hong Kong Ferry, which in turn was owned as to 31.33% by HIL. As the subsidiaries of an associated company of HIL, which in turn was a subsidiary of HLD, Tako Assets and Thommen were presumed to be parties acting in concert with HLD under the Takeovers Code.

7. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, both being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

8. All of the HIL Shares beneficially owned by the Excluded Parties would form part of the Scheme Shares.

9. Amongst the Excluded Parties, the Connected Parties fell within the meaning of "connected persons" under Chapter 14A of the Listing Rules as a result of their relationship with HLD.

10. The Controlling Parties and the Excluded Parties were parties acting in concert or presumed to be acting in concert with HLD under the Takeovers Code.

11. The total number of HIL Shares held by the Minority Shareholders equalled the aggregate number of the HIL Shares beneficially owned by the Excluded Parties (including the Connected Parties) and the Independent Minority Shareholders.

Further information on the interests of the HIL Directors, whether as such directors, Excluded Parties, HIL Shareholders or creditors of HIL or otherwise, and the effect thereon of the Scheme, in so far as it is different from the effect on the like interests of the other holders of the Scheme Shares, are set out under Section 3 headed "Disclosure of Interests" in Appendix IV to this document.

SHARE CERTIFICATES, DEALINGS AND LISTING

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and extinguished, and all the certificates representing the Scheme Shares will, accordingly, cease to have effect as documents or evidence of title.

HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the Effective Date, which is expected to take place on Wednesday, 22 February 2006. In such an event, the listing of the HIL Shares on the Stock Exchange is expected to be withdrawn on the same date.

The Minority Shareholders will be notified of the exact dates on which the Scheme and the withdrawal of the listing of the HIL Shares on the Stock Exchange become effective by press announcements.

If the Scheme is not approved or withdrawn or lapses, it is intended that the listing of the HIL Shares on the Stock Exchange will be maintained.

REGISTRATION AND DESPATCH OF SHARE CERTIFICATES

In order to establish entitlements to the Cancellation Consideration under the Scheme, it is proposed to close the Register immediately after 4:00 p.m. on Friday, 17 February 2006 or such other date as may be notified to the Minority Shareholders by press announcement. The Minority Shareholders or their successors in title should ensure that their HIL Shares are registered or lodged for registration in their names or in the names of their nominees before the closure of the Register. The share registrar of HIL is Standard Registrars Limited situate at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. With effect from 3 January 2006, the share registrar of HIL will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Assuming that the Scheme becomes effective on Wednesday, 22 February 2006, the share certificates for the HLD Shares representing the Cancellation Consideration under the Scheme are expected to be despatched to the holders of the Scheme Shares or persons nominated by them on or before Saturday, 4 March 2006.

In the absence of any specific instructions to the contrary received in writing by the share registrar of HIL before the Effective Date, the share certificates for the HLD Shares representing the Cancellation Consideration under the Scheme will be sent to the holders of the Scheme Shares whose names appear on the Register at the Record Time at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first on the Register in respect of the joint holding. All such share certificates will be sent at the risk of the persons entitled thereto and neither HLD nor HIL will be liable for any loss or delay in transmission.

Settlement of the Cancellation Consideration will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which HLD may otherwise be, or claim to be, entitled against any holders of the Scheme Shares.

ODD LOT TRADING ARRANGEMENT

In order to facilitate the trading of odd lots of HLD Shares issued or transferred under the Scheme, HLD has appointed DBS Vickers (Hong Kong) Limited of 18th - 19th Floors, Man Yee Building, 68 Des Voeux Road Central, Hong Kong to provide the service to match the sale and purchase of odd lots of such HLD Shares during the period from Monday, 6 March 2006 to

Tuesday, 6 June 2006, both days inclusive. Holders of the HLD Shares issued or transferred, as the case may be, in odd lots under the Scheme who wish to use this facility may contact the following agent during the aforesaid period as follows:

Contact Person	**Telephone Number**
Mr. Peter Cheung Kin Wah — Director, Sales	2863 8892
Mr. Ho Chun Man — Sales Associate	2820 4600

Holders of odd lots of HLD Shares under the Scheme should note that the matching of the sale and purchase of odd lots of HLD Shares is not guaranteed. Such HLD Shareholders are advised to consult their own professional advisers if they are in doubt about the facility described above.

OVERSEAS INDEPENDENT MINORITY SHAREHOLDERS

The making of the Proposal to and the acceptance of the Proposal by those Independent Minority Shareholders not resident in Hong Kong may be subject to the laws and regulations of other jurisdictions. Such Independent Minority Shareholders should observe and inform themselves of any applicable legal or regulatory requirements in their respective jurisdictions. It is the responsibility of the overseas Independent Minority Shareholders to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

The Scheme provides that, where the HLD Directors or the HIL Directors have been advised that the allotment and issue of the HLD Shares to an overseas Independent Minority Shareholder may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the HLD Directors or the HIL Directors regard as unduly onerous by reason of delay, expense or otherwise, HLD may allot and issue the relevant HLD Shares to a person selected by the HLD Directors who will sell the same in the market as soon as possible and account to the relevant overseas Independent Minority Shareholder for the net proceeds of sale in full satisfaction of his rights to the HLD Shares to which he would have been entitled under the Scheme, except that no payment will be made of any amount of less than HK$50, which will be retained for the benefit of HLD. The person selected by the HLD Directors will sell the relevant HLD Shares in the market as soon as reasonably practicable on or after the date when the other Independent Minority Shareholders are expected to receive the share certificates for their HLD Shares (which date is expected to be Monday, 6 March 2006) at such price(s) as may reasonably be obtained in the market. The net proceeds of sale, after deduction of expenses, will be sent to the relevant overseas Independent Minority Shareholder at his own risk within 14 days after any such sale but in any event within 28 days from the Effective Date. In the absence of bad faith or wilful default, none of HLD, HIL or any broker or agent of either of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

The HLD Directors have been advised that the making available, offer for subscription or purchase and the allotment and issue of the HLD Shares to those HIL Shareholders residing or with registered address in Malaysia is prohibited by the laws of Malaysia unless the prior approval of the Securities Commission of Malaysia is obtained and a prospectus conforming to the requirements of the Securities Commission Act 1993, as amended, has been registered with the Securities Commission. The HLD Directors believe that it would be unduly onerous by reason of delay, expense or otherwise to obtain such prior approval and to register this document as a prospectus. The arrangement set out in the preceding paragraph will therefore be applied to the HIL Shareholders residing or with registered address in Malaysia and, so as far as the HIL Shareholders residing or with registered address in Malaysia are concerned, this document which will be sent to them does not constitute and is not intended to constitute an offer or invitation to such HIL Shareholders to subscribe for or acquire the HLD Shares, nor will an issue or intended issue of the HLD Shares to such HIL Shareholders be contemplated under this document. Apart from Malaysia, it is not presently expected that the matters stated in the preceding paragraph will apply to any other overseas Independent Minority Shareholders. Further announcement will be made if such matters will apply to any overseas Independent Minority Shareholders other than those residing or with registered address in Malaysia.

TAXATION

The holders of the Scheme Shares, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of the Proposal and, in particular, whether the receipt of the Cancellation Consideration would make such holders of the Scheme Shares liable to taxation in Hong Kong or in other jurisdictions.

MEETINGS

The Court has directed that the Court Meeting be held for the purpose of considering and, if thought fit, passing a resolution to approve the Scheme (with or without modification). In so far as the sanction of the Scheme by the Court is concerned, such a resolution will be deemed to have been passed if a majority in number representing three-fourths in value of the HIL Shares held by the Minority Shareholders present and voting either in person or by proxy at the Court Meeting vote in favour of the Scheme. As explained above, however, such a resolution will only be considered to have been passed under the Takeovers Code if (i) the Scheme is approved by at least 75% of the votes attaching to the HIL Shares of the Independent Minority Shareholders that are cast either in person or by proxy at the Court Meeting; and (ii) the number of votes cast against the resolution at the Court Meeting is not more than 10% of all the HIL Shares held by all of the Independent Minority Shareholders. Based on 690,069,472 HIL Shares held by the Independent Minority Shareholders as at the Latest Practicable Date, 10% of such HIL Shares amounted to 69,006,947 HIL Shares.

Immediately following the Court Meeting, the Extraordinary General Meeting will be held for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the Scheme.

As at the Latest Practicable Date, the Controlling Parties remained interested beneficially in an aggregate of 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued capital of HIL. Those HIL Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and will neither be represented nor voted at the Court Meeting to approve the Scheme. As there is no prohibition preventing the Controlling Parties from attending and voting at the Extraordinary General Meeting, the Controlling Parties have indicated that if the Scheme is approved at the Court Meeting, those HIL Shares held by them or their nominees will be voted in favour of the special resolution to be proposed at the Extraordinary General Meeting.

In view of the interests of HLD in the Proposal and the relationships between the Excluded Parties and HLD as explained in the paragraphs under the heading "HIL" in the above section headed "Effects of the Proposal on Shareholding Structures of HIL and HLD" on pages 71 to 73, all of the 57,014,064 HIL Shares beneficially owned by the Excluded Parties (some of whom are Connected Parties by reason of the definition of "connected persons" in Chapter 14A of the Listing Rules) representing approximately 2.03% of the issued capital of HIL, although forming part of the Scheme Shares, will neither be represented nor voted at the Court Meeting to approve the Scheme as the Excluded Parties are presumed to be parties acting in concert with HLD under the Takeovers Code. These HIL Shares, however, do form part of the Scheme Shares. There is no prohibition restricting holders of the HIL Shares beneficially owned by the Excluded Parties from attending and voting at the Extraordinary General Meeting other than Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing all of whom, in seeking a ruling from the Executive that they, as HLD Directors, did not face a conflict of interest such that Rule 2.4 of the Takeovers Code would be applicable to the Proposal, confirmed that they would not take part as HIL Shareholders in the Meetings to approve the Proposal.

Notices of Meetings are set out on pages 326 to 329 of this document. The Meetings will be held on Friday, 20 January 2006 at the respective times specified in such notices in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong.

DEMAND FOR POLL AT THE EXTRAORDINARY GENERAL MEETING

In accordance with Article 80 of the articles of association of HIL, at any general meeting of HIL a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or unless a poll is taken as may from time to time be required under the Listing Rules or under any other applicable laws, rules or regulations. A poll may be demanded:

(a) by the chairman of such meeting;

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding HIL Shares conferring a right to vote at the meeting, being HIL Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all HIL Shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

ACTIONS TO BE TAKEN BY THE INDEPENDENT MINORITY SHAREHOLDERS

A pink form of proxy for use at the Court Meeting and a white form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

Whether or not an Independent Minority Shareholder is able to attend the Meetings in person, he is strongly urged to complete and sign the enclosed pink form of proxy in respect of the Court Meeting and the white form of proxy in respect of the Extraordinary General Meeting in accordance with the instructions respectively printed thereon and to lodge them as soon as possible with the share registrar of HIL, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or as from 3 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, but in any case not later than the following respective times. With effect from 3 January 2006, the share registrar of HIL, Standard Registrars Limited, will be relocated to 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. In the case of the pink form of proxy for use at the Court Meeting, it is requested that this form of proxy be lodged not later than 11:00 a.m. on Wednesday, 18 January 2006, but if it is not so lodged, it may be handed to the chairman of the Court Meeting at the Court Meeting. In order to be valid, the white form of proxy for use at the Extraordinary General Meeting must be lodged not later than 11:30 a.m. on Wednesday, 18 January 2006. A self-addressed, pre-paid envelope marked "For Return of Court Meeting Proxy Form and/or Extraordinary General Meeting Proxy Form — Henderson Investment

Limited" are enclosed in order to facilitate the return by the Independent Minority Shareholders by post (from within Hong Kong only) of their completed forms of proxy. The completion and return of a form of proxy for either of the Meetings will not preclude an Independent Minority Shareholder from attending the relevant Meeting and voting in person if he so wishes. In the event that an Independent Minority Shareholder who has lodged a form of proxy attends a Meeting, his form of proxy for that Meeting will be deemed to have been revoked.

For the purpose of determining the entitlements of Independent Minority Shareholders to attend and vote at the Court Meeting and the Extraordinary General Meeting, the Register will be closed from Wednesday, 18 January 2006 to Friday, 20 January 2006 (both dates inclusive). During such period, no transfer of HIL Shares will be effected. In order to qualify to vote at the Court Meeting and the Extraordinary General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the share registrar of HIL, Standard Registrars Limited, at either of the addresses mentioned in the preceding paragraph not later than 4:00 p.m. on Tuesday, 17 January 2006.

Assuming that the Conditions are fulfilled or, where applicable, waived, the Scheme will become effective on the Effective Date, which is expected to be on Wednesday, 22 February 2006. Further press announcements will be made giving details of the results of the Meetings and, if all the resolutions are passed at the Meetings, the last day for dealing in the HIL Shares, the Record Time, the result of the hearing of the petition to sanction the Scheme by the Court, the Effective Date and the date of the withdrawal of the listing of the HIL Shares on the Stock Exchange.

FURTHER INFORMATION

Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this Explanatory Statement.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial results of the HIL Group for each of the three financial years ended 30 June 2003, 2004 and 2005:

	Year ended 30 June		
	2005	**2004**	**2003**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*
Turnover	1,294,420	1,255,773	1,181,245
Profit from operations	1,471,572	889,196	466,459
Share of results of associated companies and jointly controlled entities	2,870,868	1,831,631	1,539,060
Profit from ordinary activities before taxation	4,261,565	2,654,099	1,923,458
Income tax	(690,734)	(430,072)	(315,160)
Profit from ordinary activities after taxation	3,570,831	2,224,027	1,608,298
Minority interests	(65,671)	(94,158)	(43,020)
Profit for the year attributable to the HIL Shareholders	3,505,160	2,129,869	1,565,278
Dividends	(788,852)	(647,985)	(619,812)
Earnings per HIL Share *(HK$)*	1.24	0.76	0.56
Dividend per HIL Share *(HK$)*	0.28	0.23	0.22

Notes:

(1) *2004 figures have been adjusted to reflect the change in accounting policies as a result of the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1.*

(2) *2003 figures have not been adjusted to reflect the change in accounting policies resulting from the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1. Had these new accounting standards and interpretations been adopted for the year ended 30 June 2003, the HIL Group's profit for the year attributable to the HIL Shareholders would have been decreased by approximately HK$603 million.*

(3) *There were no qualifications in the auditors' report in respect of each of the three financial years ended 30 June 2003, 2004 and 2005.*

(4) *There were no extraordinary or exceptional items for the past three financial years.*

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HIL GROUP FOR THE YEAR ENDED 30 JUNE 2005

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HIL Group for the financial year ended 30 June 2005. The page numbers in the audited consolidated financial statements below refer to the 2005 annual report of HIL.

CONSOLIDATED INCOME STATEMENT
for the year ended 30 June 2005

	NOTES	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
Turnover	5	1,294,420	1,255,773
Direct operating costs		(591,816)	(592,610)
		702,604	663,163
Other operating income	7	71,726	86,565
Gain on disposal of investments in securities		—	61,911
(Loss) gain on disposal of property, plant and equipment	8	(2,065)	76,091
Unrealised holding gain on investments in securities		25,942	48,901
Impairment loss on property, plant and equipment recognised		—	(435)
Reversal of impairment loss on properties held for development		—	367
Write back of allowance for completed properties for sale		—	17,254
Fair value gain of investment properties		890,345	160,933
Selling and distribution costs		(55,398)	(62,059)
Administrative expenses		(161,582)	(163,495)
Profit from operations	9	1,471,572	889,196
Finance costs	10	(13,035)	(16,173)
Share of results of associates		2,870,868	1,831,631
Amortisation of goodwill		(74,104)	(59,555)
Negative goodwill released to income		6,264	9,000
Profit before taxation		4,261,565	2,654,099
Taxation	13	(690,734)	(430,072)
Profit before minority interests		3,570,831	2,224,027
Minority interests		(65,671)	(94,158)
Net profit for the year		3,505,160	2,129,869
Dividends	14	788,852	647,985
Earnings per HIL Share	15	HK$1.24	HK$0.76

BALANCE SHEETS
at 30 June 2005

		HIL GROUP		HIL	
		2005	**2004**	**2005**	**2004**
	NOTES	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
			(restated)		
NON-CURRENT ASSETS					
Investment properties	16	5,000,682	4,110,284	—	—
Property, plant and equipment	17	1,835,530	1,880,837	—	—
Properties held for development	18	11,016	11,016	—	—
Investments in subsidiaries	19	—	—	2,157,974	2,107,070
Interests in associates	20	14,556,825	13,139,466	164,226	164,226
Investments in securities	21	241,640	215,418	30	30
Amounts due from minority shareholders	22	80,930	84,519	—	—
Debtors, deposits and prepayments	23	132,863	131,430	—	—
Instalments receivable		4,901	5,633	4,871	5,191
		21,864,387	19,578,603	2,327,101	2,276,517
CURRENT ASSETS					
Inventories	24	29,166	26,689	—	—
Investments in securities	21	—	41,096	—	—
Completed properties for sale	25	248,085	248,591	—	—
Debtors, deposits and prepayments	23	348,788	260,844	9,654	9,653
Instalments receivable		576	2,359	321	302
Amounts due from subsidiaries		—	—	10,444,153	10,235,227
Amounts due from associates	43	42,009	127,488	41,897	38,967
Amounts due from investee companies	26 & 43	6,502	6,376	—	—
Pledged bank deposits	37	20,205	20,205	—	—
Bank balances and cash	37	2,779,950	1,843,613	233	251
		3,475,281	2,577,261	10,496,258	10,284,400
CURRENT LIABILITIES					
Creditors and accrued expenses	27	280,817	224,027	4,964	3,681
Amounts due to subsidiaries		—	—	269,704	597,748
Amounts due to associates	43	2,485	—	—	—
Taxation		185,330	167,257	—	—
Borrowings	28	126,910	127,731	—	—
Obligations under finance leases	29	114	—	—	—
		595,656	519,015	274,668	601,429
NET CURRENT ASSETS		2,879,625	2,058,246	10,221,590	9,682,971
		24,744,012	21,636,849	12,548,691	11,959,488

	NOTES	HIL GROUP 2005 HK$'000	HIL GROUP 2004 HK$'000 (restated)	HIL 2005 HK$'000	HIL 2004 HK$'000
CAPITAL AND RESERVES					
Share capital	30	563,466	563,466	563,466	563,466
Reserves	31	22,289,042	19,468,414	11,985,225	11,396,022
		22,852,508	20,031,880	12,548,691	11,959,488
MINORITY INTERESTS		744,759	755,761	—	—
NON-CURRENT LIABILITIES					
Borrowings	28	135,679	183,423	—	—
Deferred tax liabilities	32	565,828	446,060	—	—
Obligations under finance leases	29	416	—	—	—
Amounts due to minority shareholders	33	143,588	147,560	—	—
Amount due to a fellow subsidiary	43	301,234	72,165	—	—
		1,146,745	849,208	—	—
		24,744,012	21,636,849	12,548,691	11,959,488

The financial statements on pages 45 to 97 were approved and authorised for issue by the HIL Board on 28 September 2005 and are signed on its behalf by:

LEE SHAU KEE
DIRECTOR

LEE TAT MAN
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2005

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Total equity at beginning of the year		
As previously reported	20,824,626	19,249,420
Prior period adjustments *(note 3)*	(792,746)	(741,597)
As restated	20,031,880	18,507,823
Revaluation surplus on hotel properties not recognised in the consolidated income statement	19,800	14,000
	20,051,680	18,521,823
Net profit for the year	3,505,160	2,129,869
Dividend paid	(704,332)	(619,812)
Total equity at end of the year	22,852,508	20,031,880

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2005

	NOTE	2005 HK$'000	2004 HK$'000 (restated)
OPERATING ACTIVITIES			
Profit from operations		1,471,572	889,196
Adjustments for:			
Dividends from investments in securities		(10,070)	(19,115)
Depreciation and amortisation		85,627	85,294
Interest income		(52,813)	(28,947)
Gain on disposal of investments in securities		—	(61,911)
Loss (gain) on disposal of property, plant and equipment		2,065	(76,091)
Unrealised holding gain on investments in securities		(25,942)	(48,901)
Impairment loss on property, plant and equipment		—	435
Reversal of impairment loss on properties held for development		—	(367)
Write back of allowance for completed properties for sale		—	(17,254)
Allowance for doubtful debts		5,671	3,321
Increase in fair value gain of investment properties		(890,345)	(160,933)
Operating cash flows before movements in working capital		585,765	564,727
Decrease (increase) in instalments receivable		2,515	(812)
Increase in inventories		(2,477)	(900)
Decrease in completed properties for sale		506	2,627
Increase in debtors, deposits and prepayments		(95,252)	(9,695)
Increase (decrease) in creditors and accrued expenses		56,649	(28,448)
Cash generated from operations		547,706	527,499
Income taxes paid		(64,088)	(49,780)
Interest paid		(13,021)	(17,310)
Interest on finance leases paid		(14)	(4)
NET CASH FROM OPERATING ACTIVITIES		470,583	460,405
INVESTING ACTIVITIES			
Dividends received from associates and investments in securities		938,181	884,969
Interest received		53,533	33,717
Purchase of investment properties		(53)	(549)
Purchase of property, plant and equipment		(22,203)	(19,168)
Payments to acquire additional interest in a subsidiary		(50,904)	—
Payments to acquire additional interests in associates		(23,668)	—
Payments to acquire investments in securities		(514)	—
Proceeds from disposal of property, plant and equipment		219	6,625
Proceeds from disposal of investments in securities		40,794	804,425
Advance to investee companies		(126)	(38)
Repayment from (advance to) associates		85,479	(579)
Repayment from (advance to) minority shareholders		3,589	(5,326)
Proceeds from disposal of a subsidiary (net of cash and cash equivalents disposed)	34	19	(58)
NET CASH FROM INVESTING ACTIVITIES		1,024,346	1,704,018

	NOTE	**2005** *HK$'000*	**2004** *HK$'000* *(restated)*
FINANCING ACTIVITIES			
Dividends paid to shareholders		(704,191)	(619,840)
Dividends paid to minority shareholders		(33,347)	(66,383)
Advance from (repayment to) a fellow subsidiary		229,069	(127,249)
Repayment to minority shareholders		(3,972)	(10,474)
Advance from (repayment to) associates		2,485	(234)
Repayment to an investee company		—	(4,143)
Repayment of obligations under finance leases		(71)	(47)
Issue of shares to minority shareholders		—	2,340
New bank and other loans raised		—	6,100
Repayment of bank and other loans		(53,178)	(287,421)
NET CASH USED IN FINANCING ACTIVITIES		(563,205)	(1,107,351)
NET INCREASE IN CASH AND CASH EQUIVALENTS		931,724	1,057,072
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,814,443	757,371
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		2,746,167	1,814,443
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		2,779,950	1,843,613
Bank overdrafts		(33,783)	(29,170)
		2,746,167	1,814,443

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 30 June 2005

1. GENERAL

HIL is a public limited liability company incorporated in Hong Kong with its HIL Shares listed on the Stock Exchange. Its ultimate holding company is Henderson Development, a private limited liability company incorporated in Hong Kong.

HIL is an investment holding company and the principal activities of its subsidiaries are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operations and information technology development.

2. ADOPTION OF/POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

The Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRSs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for:

HKFRS 3 *Business combinations* which is applicable to business combinations, for which the agreement date is on or after 1 January 2005; and

HK Interpretation 1 ("HK Int 1") *The appropriate accounting policies for infrastructure facilities* which is effective on 1 October 2004.

The principal effects of the application of HKFRS 3 and HK Int 1 to the HIL Group are summarised as follows:

HKFRS 3 Business combinations

HKFRS 3 has been adopted by the HIL Group for business combinations for which the agreement date is on or after 1 January 2005. The transactions to which HKFRS 3 has been applied by the HIL Group are the acquisitions of the remaining interest of Shiu Kien Development Company Limited in January 2005 and the acquisition of additional interests in certain associates during the year. By adoption of HKFRS 3, no amortisation for goodwill arose from the above transactions during the year has been charged to the consolidated income statement.

In accordance with the transitional rules of HKFRS 3, the HIL Group will apply the revised accounting policy of goodwill prospectively from the beginning of its first annual financial period beginning on or after 1 January 2005, i.e. 1 July 2005. Therefore, the change has had no significant impact on amounts reported for the current and prior periods.

HK Int 1 The appropriate accounting policies for infrastructure facilities

In the current year, the HIL Group has adopted HK Int 1 *The appropriate accounting policies for infrastructure facilities* issued by the HKICPA.

The principal effect of the adoption of HK Int 1 is in relation to the amortisation or depreciation methods in respect of infrastructure facilities, in particular toll roads. In previous years, amortisation of toll highway operation rights and depreciation of bridges of the HIL Group are provided for on the basis of a sinking fund method.

By adoption HK Int 1, amortisation of toll highway operation rights and depreciation of bridges of the HIL Group are provided for on the basis which is similar to a straight-line method. In the absence of any specific transitional requirements in HK Int 1, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

In the current year, the HIL Group has early adopted HKAS 40 *Investment property* and HK(SIC) Interpretation 21 *Income taxes — Recovery of revalued non-depreciable assets*.

HKAS 40 Investment property

In previous years, investment property is stated at its open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment property is credited or charged to the property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged. On disposal of an investment property, the balance on the property revaluation reserve attributable to the property is transferred to the income statement. No depreciation is provided on investment property except where the unexpired term of the relevant lease is 20 years or less.

HKAS 40 introduces both cost model and fair value model for the measurement of investment property. Under the fair value model, HKAS 40 requires fair value changes to be recognised directly in the income statement in the period in which they arise. The HIL Group has elected to use the fair value model to account for its investment properties and apply HKAS 40 retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

HK(SIC) Interpretation 21 Income taxes - Recovery of revalued non-depreciable assets

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation.

In the current year, the HIL Group has applied HK(SIC) Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the HIL Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see note 3 for the financial impact).

The HIL Group has commenced considering the potential impact of the other new HKFRSs and has so far concluded that the adoption of HKAS 16 *Property, plant and equipment*, HKAS 17 *Leases*, HKAS 28 *Investments in associates* and the related interpretations may have an effect on how the results for the future accounting years are prepared and presented.

Hotel property

In previous years, the HIL Group's self-operated hotel properties were carried at revalued amounts and were not subject to depreciation. Hong Kong Interpretation 2 *The appropriate accounting policies for hotel properties requires* owner-operated hotel building and integral plant and equipment to be accounted for in accordance with HKAS 16. The underlying leasehold land on which the hotel is situated will be stated at cost and amortised over the lease term.

Owner-occupied leasehold interest in land

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term. Where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continued to be accounted for as property, plant and equipment.

Investments in associates

When the financial statements of an associate are prepared as of a different reporting date from that of the HIL Group, the difference between the reporting date of the associate and that of the HIL Group shall be no more than three months. The effects of significant transactions occurring between the two dates must be adjusted for equity accounting purpose in the preparation of the HIL Group's financial statements.

Investments in securities

In previous years, the HIL Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "investment securities, "other investment" or "held-to-maturity securities" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity securities are carried at amortised cost less impairment losses (if any). From 1 July 2005 onwards, the HIL Group will classify and measure its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

Financial assets and financial liabilities other than debt and equity securities

From 1 July 2005 onwards, the HIL Group will classify and measure its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

The HIL Group is in the process of making an assessment of the potential impact of the other new HKFRSs but is not yet in a position to determine the impact of these new HKFRSs on the results of operations and financial position of the HIL Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the HIL Group are prepared and presented.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	2005				2004			
	HKAS 40	HK(SIC) Int 21	HK Int 1	Total	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Increase in depreciation and amortisation	—	—	(19,371)	(19,371)	—	—	(21,289)	(21,289)
Decrease in impairment loss on property, plant and equipment	—	—	—	—	—	—	53,178	53,178
Increase in fair value gain of investment properties	890,345	—	—	890,345	160,933	—	—	160,933
Increase in share of results of associates	635,246	—	—	635,246	195,412	—	—	195,412
Increase in shares of taxation of associates	—	(111,682)	—	(111,682)	—	(33,010)	—	(33,010)
(Increase) decrease in deferred tax	—	(117,713)	2,887	(114,826)	—	(22,706)	3,397	(19,309)
Decrease (increase) in minority interests	—	—	8,604	8,604	—	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

The cumulative effects of the application of the new HKFRSs as at 1 July 2004 and 2003 are summarised below:

	At 1 July 2004				At 1 July 2003			
	HKAS 40	HK(SIC) Int 21	HK Int 1	Total	HKAS 40	HK(SIC) Int 21	HK Int 1	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Decrease in property, plant and equipment	—	—	(100,846)	(100,846)	—	—	(132,735)	(132,735)
Decrease in interests in associates	—	(362,200)	—	(362,200)	—	(329,190)	—	(329,190)
Decrease in minority interests	—	8,194	38,025	46,219	—	8,086	68,852	76,938
Increase in deferred tax liabilities	—	(399,002)	23,083	(375,919)	—	(376,296)	19,686	(356,610)
	—	(753,008)	(39,738)	(792,746)	—	(697,400)	(44,197)	(741,597)

The financial effects of the application of the new HKFRSs to the HIL Group's equity at 1 July 2003 are summarised below:

	As originally stated	HKAS 40	HK(SIC) Int 21	HK Int 1	As restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property revaluation reserve	1,815,358	(535,371)	—	—	1,279,987
Retained profits	10,389,213	535,371	(697,400)	(44,197)	10,182,987

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(A) Basis of consolidation

The consolidated financial statements incorporate the financial statements of HIL and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the HIL Group have been eliminated on consolidation.

(B) **Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the HIL Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 July 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions on or after 1 July 2001 with agreement dated before 31 December 2004 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the interests in associates. Goodwill arising on the acquisition of subsidiaries is presented as a separate intangible asset.

Goodwill arising on acquisitions for which the agreement date is on or after 1 January 2005, represents the excess of the cost of acquisition over the HIL Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised at the date of acquisition, is initially recognised as an asset at cost and is subsequently measured at cost less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the HIL Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

(C) **Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)**

HKFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in profit or loss. HKFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Negative goodwill arising on acquisitions on or after 1 January 2001 with agreement dated before 31 December 2004 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate before 31 December 2004 is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from assets.

(D) **Investments in subsidiaries**

Investments in subsidiaries are included in the HIL's balance sheet at cost less any identified impairment loss.

(E) **Interests in associates**

The consolidated income statement includes the HIL Group's share of the post-acquisition results of its associates for the year based on their financial statements made up to 30 June each year or to a date which is not more than six months before the HIL Group's balance sheet date. In the consolidated balance sheet, interests in associates are stated at the HIL Group's share of the net assets of the associates plus the premium paid/less any discount on acquisition in so far as it has not already been amortised/released to income, less any identified impairment loss.

When the HIL Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the HIL Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by HIL on the basis of dividends received and receivable during the year. In HIL's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

(F) **Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the HIL Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any identified impairment losses. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

(G) **Jointly controlled assets**

Where a group company undertakes its activities under joint venture arrangements directly constituted as jointly controlled assets, the HIL Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the HIL Group's share of the output of jointly controlled assets, together with its share of joint venture expenses are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the HIL Group.

(H) **Revenue recognition**

(i) Income from the sale of completed properties is recognised upon the execution of a binding sale agreement. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received, if any.

(ii) The fixed portion of rental income under operating leases is recognised on a straight-line basis over the respective lease term. Contingent rent, which is determined based on a factor other than just the passage of time, is recognised when the HIL Group's entitlement to receive payment has been established in accordance with the terms of the agreements.

(iii) Sale of goods from the retail business is recognised when goods are delivered and title of goods passes to the purchaser.

(iv) Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(v) Investment income and dividend income from investments are recognised when the HIL Group's rights to receive payment have been established.

(vi) Income from hotels and restaurants and management services are recognised when the relevant services are provided.

(vii) Income from security guard services/consultancy service and commission income are recognised when services are provided.

(viii) Toll fee income is recognised on a cash receipt basis.

(ix) Income from customer use of data centre services is recognised on a straight-line basis over the terms of the respective leases.

(x) Revenue from the provision of internet and telecommunication services are recognised at the time when the services are rendered.

(I) Investment properties

Investment properties, which are property held to earn rentals and/or for capital appreciation, is stated at fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

(J) Hotel properties

Hotel properties are stated at their open market value which is assessed annually by qualified valuers of the HIL Group and at least once every three years by independent professional qualified valuers. Any surplus or deficit arising on the revaluation of hotel properties is credited or charged to the property revaluation reserve on individual basis. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of a hotel property, the balance on the revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on hotel properties held on leases of more than 20 years. Due to the fact that the hotels are maintained in a continuous state of proper repairs and improvements thereto from time to time, the directors consider that given the estimated lives of the hotel properties, any depreciation would be insignificant due to their high residual value.

(K) **Properties held for development**

Properties held for development are stated at the cost of acquisition to the HIL Group together with any attributable expenses less any identified impairment losses, where appropriate.

(L) **Completed properties for sale**

Completed properties for sale are stated at the lower of cost and net realisable value. Cost includes interest, finance charges, professional fees and other direct costs attributable to such properties until they reach a marketable state. Net realisable value is calculated as the estimated selling price less all costs to completion and costs to be incurred in marketing and selling.

(M) **Property, plant and equipment**

Property, plant and equipment, other than hotel properties and construction in progress, are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment, other than hotel properties and construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the shorter of the term of the lease or 40 years
Toll highway operation rights and bridges	Over the operating periods
Others	10% to 50%

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(N) **Impairment**

At each balance sheet date, the HIL Group reviews the carrying amounts of its assets other than investment properties to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

(O) **Inventories**

Inventories, which represent retail, catering stocks and trading goods, are stated at the lower of cost and net realisable value. Costs, which comprises all costs of purchase, is calculated on the weighted average cost method.

(P) **Instalments receivable**

Instalments receivable represent the principal amounts of proceeds from sale of flats contracted to be received by instalments. The gross amounts repaid by customers include principal and interest calculated at contracted rates on the remaining balance outstanding. The principal amounts receivable within twelve months from the balance sheet date have been included in current assets.

(Q) **Leases**

A finance lease is a lease that transfers to the lessee substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Finance leases are recognised as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased assets at the inception of the leases or, if lower, at the present value of the minimum lease payments. Leased assets are subject to depreciation the same as other owned depreciable assets unless there is no reasonable certainty that the HIL Group will obtain ownership by the end of the lease term whereby the assets are then depreciated over the shorter of the lease term or their estimated useful lives.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

An operating lease is a lease other than a finance lease. Payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term after deducting incentive benefits which are recognised as part of the net consideration agreed for the use of the leased asset, irrespective of their nature or form or the timing of payments.

(R) **Development costs**

Research and development costs, including website/portal development costs, are charged to the income statement as incurred, except insofar as those product development costs that relate to a clearly defined project and the future benefits therefrom are reasonably assured. Such development costs are then deferred and written off over the life of the project from the date of commencement of commercial operation.

(S) **Borrowing costs**

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(T) **Retirement benefit costs**

Payments to defined contribution retirement schemes and mandatory provident fund scheme are charged as an expense as they fall due.

(U) Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the HIL Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the HIL Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

(V) Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates except where the HIL Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. TURNOVER

	2005	2004
	HK$'000	*HK$'000*
Hotel operation	99,321	89,906
Information technology services income	83,778	87,317
Rental income	609,748	572,313
Sale of goods	134,348	122,904
Sale of properties	1,646	5,643
Security guard services	98,432	92,811
Toll fee income	235,524	238,748
Others	31,623	46,131
	1,294,420	1,255,773

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

The business upon which the HIL Group reports its primary segment information is as follows:

Property leasing	—	property rental
Hotel operation	—	hotel operations and management
Department store	—	department store operations and management
Infrastructure	—	infrastructure project investment
Others	—	investment holding, sale of properties, provision of cleaning and security guard services, retail business and provision of information technology services

Segment information about these businesses is presented below:

2005

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
INCOME AND RESULTS							
Turnover	609,748	99,321	134,348	235,524	215,479	—	1,294,420
Other operating income	4,536	117	1,244	1,907	11,109	—	18,913
External income	614,284	99,438	135,592	237,431	226,588	—	1,313,333
Inter-segment income	58,088	—	3	—	3,614	(61,705)	—
Total income	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Eliminations	Consolidated
Segment results	368,116	7,536	7,755	152,056	(2,148)	—	533,315
Interest income	40	—	—	10,742	42,031	—	52,813
(Loss) gain on disposal of property, plant and equipment	21	—	2	(2,039)	(49)	—	(2,065)
Unrealised holding gain on investments in securities	—	—	—	—	25,942	—	25,942
Fair value gain of investment properties	890,345	—	—	—	—	—	890,345
Unallocated corporate expenses							(28,778)
Profit from operations							1,471,572
Finance costs							(13,035)
Share of results of associates							2,870,868
Amortisation of goodwill							(74,104)
Negative goodwill released to income							6,264
Profit before taxation							4,261,565
Taxation							(690,734)
Profit before minority interests							3,570,831
Minority interests							(65,671)
Net profit for the year							3,505,160

2005

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
BALANCE SHEET						
Assets						
Segment assets	5,255,033	785,166	52,535	1,253,565	379,143	7,725,442
Interests in associates						14,556,825
Amounts due from associates						42,009
Unallocated corporate assets						3,015,392
Consolidated total assets						25,339,668
Liabilities						
Segment liabilities	79,190	18,614	114,026	20,112	36,310	268,252
Amount due to associates						2,485
Unallocated corporate liabilities						1,471,664
Consolidated total liabilities						1,742,401
OTHER INFORMATION						
Capital additions	53	1,905	12,795	1,635	6,469	22,857
Depreciation and amortisation	—	744	13,687	55,401	15,795	85,627
Allowance for doubtful debts	1,685	(170)	—	—	4,156	5,671

2004

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
INCOME AND RESULTS							
Turnover	572,313	89,906	122,904	238,748	231,902	—	1,255,773
Other operating income	2,893	730	799	3,363	49,833	—	57,618
External income	575,206	90,636	123,703	242,111	281,735	—	1,313,391
Inter-segment income	51,907	1,704	—	—	4,813	(58,424)	—
Total income	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

Inter-segment sales were charged at prices determined by management with reference to market prices.

	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
Segment results	336,878	5,088	4,611	150,387	19,689	—	516,653
Interest income	41	—	—	12,613	16,293	—	28,947
Gain on disposal of investments in securities	—	—	—	—	61,911	—	61,911
Gain (loss) on disposal of property, plant and equipment	—	—	(21)	104,332	(28,220)	—	76,091
Unrealised holding gain on investments in securities	—	—	—	—	48,901	—	48,901
Impairment loss on property, plant and equipment recognised	—	—	—	—	(435)	—	(435)
Reversal of impairment loss on properties held for development	—	—	—	—	367	—	367
Write back of allowance for completed properties for sale	—	—	—	—	17,254	—	17,254
Fair value gain of investment properties	160,933	—	—	—	—	—	160,933
Unallocated corporate expenses							(21,426)
Profit from operations							889,196
Finance costs							(16,173)
Share of results of associates							1,831,631
Amortisation of goodwill							(59,555)
Negative goodwill released to income							9,000
Profit before taxation							2,654,099
Taxation							(430,072)
Profit before minority interests							2,224,027
Minority interests							(94,158)
Net profit for the year							2,129,869

2004

	Property leasing	Hotel operation	Department store	Infrastructure	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(restated)*
BALANCE SHEET						
Assets						
Segment assets	4,366,814	760,249	48,277	1,225,854	424,523	6,825,717
Interests in associates						13,139,466
Amounts due from associates						127,488
Unallocated corporate assets						2,063,193
Consolidated total assets						22,155,864
Liabilities						
Segment liabilities	75,139	6,628	88,574	12,575	30,143	213,059
Unallocated corporate liabilities						1,155,164
Consolidated total liabilities						1,368,223
OTHER INFORMATION						
Capital additions	549	1,142	9,818	1,223	6,985	19,717
Depreciation and amortisation	—	981	11,839	55,188	17,286	85,294
Allowance for doubtful debts	2,139	119	—	—	1,063	3,321

Geographical segments

The HIL Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure and retail business are carried out in other regions of the PRC.

The following table provides an analysis of the HIL Group's revenue by geographical market, irrespective of the origin of the goods/services:

2005

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,058,896	235,524	1,294,420
Other operating income	17,006	1,907	18,913
External income	1,075,902	237,431	1,313,333

2004

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,015,869	239,904	1,255,773
Other operating income	53,057	4,561	57,618
External income	1,068,926	244,465	1,313,391

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

2005

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Carrying amount of total assets	23,975,107	1,364,561	25,339,668
Addition to investment properties	53	—	53
Additions to property, plant and equipment	21,169	1,635	22,804

2004

	Hong Kong	PRC	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
			(restated)
Carrying amount of total assets	20,857,451	1,298,413	22,155,864
Addition to investment properties	549	—	549
Additions to property, plant and equipment	17,945	1,223	19,168

Segmental information for the principal associates of the HIL Group are shown on pages 91 to 97.

7. OTHER OPERATING INCOME

	2005	2004
	HK$'000	*HK$'000*
Compensation for early termination of tenancy agreements	336	184
Dividend income from listed investments	5,398	11,032
Dividend income from unlisted investments	4,672	8,083
Interest income *(note)*	52,813	28,947
Profit on disposal of option contract	—	22,072
Sponsorship fee	1,437	1,357
Sundry income	7,070	14,890
	71,726	86,565

Note: Included interest income from deferred instalment receivables of HK$9,754,000 (2004: HK$11,467,000).

8. (LOSS) GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

	2005	2004
	HK$'000	*HK$'000*
(Loss) gain on disposal of toll bridges	(1,933)	104,332
Loss on disposal of other property, plant and equipment	(132)	(28,241)
	(2,065)	76,091

On 10 March 2004, the HIL Group entered into two agreements with 天津市貸款道路建設車輛通行費徵收辦公室 ("Tianjin Toll Collection Office"), a department of the Tianjin municipal government, pursuant to which the HIL Group's toll collection right of certain toll bridges were transferred to Tianjin Toll Collection Office with effective from 1 June 2003 at a total consideration of approximately RMB283,748,000 (equivalent to approximately HK$264,595,000) (the "Consideration").

The Consideration will be received by instalments at RMB28,100,000 (equivalent to HK$26,203,000) per annum and RMB16,000,000 (equivalent to HK$14,920,000) per annum for the period from 1 June 2003 to 27 October 2010 and from 28 October 2010 to 20 July 2015, respectively. Accordingly, the HIL Group calculated the discounted value of the instalment receivables in the future using the prevailing interest rate for a similar financial instrument offered by an issuer in the PRC with a similar credit rating. Total discounted value of the instalment receivables in the future is HK$175,946,000.

9. PROFIT FROM OPERATIONS

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit from operations has been arrived at after charging:		
Allowance for doubtful debts	5,671	3,321
Auditors' remuneration	3,279	2,926
Cost of inventories recognised as an expense	125,829	124,259
Cost of properties recognised as an expense	506	2,705
Depreciation and amortisation		
Owned assets	85,550	85,294
Assets held under finance leases	77	—
Development costs	10	10
Minimum leases payments under operating leases in respect of		
Rented premises	90,105	86,501
Telecommunications network facilities	3,763	5,237
Staff costs including directors emoluments	230,022	229,778
and after crediting:		
Rental from investment properties net of outgoings of HK$104,871,000 (2004: HK$107,338,000) *(note a)*	220,480	211,965
Other rental income less outgoings *(notes a and b)*	106,958	90,739

Notes:

a. Including contingent rental income of HK$116,721,000 (2004: HK$94,901,000) from investment properties and other properties.

b. Including rental income of HK$1,812,000 (2004: HK$1,642,000) from jointly controlled assets less expenses of HK$510,000 (2004: HK$577,000).

10. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	11,586	14,400
Finance leases	14	4
Other borrowings	1,435	1,769
	13,035	16,173

11. DIRECTORS' EMOLUMENTS

	Fees	Salaries and other benefits	Contribution to retirement benefits schemes	2005 Total emoluments	2004 Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Lee Shau Kee	40	—	—	40	40
Lee Ka Kit	40	—	—	40	40
Colin Lam Ko Yin	40	—	—	40	40
Lee Tat Man	20	—	—	20	20
Lee King Yue	20	—	—	20	20
Eddie Lau Yum Chuen	20	—	—	20	20
Li Ning	20	—	—	20	20
Lee Ka Shing	40	—	—	40	40
Patrick Kwok Ping Ho	20	—	—	20	20
Ho Wing Fun	20	—	—	20	20
Lau Chi Keung	20	—	—	20	20
Donald Cheung Ping Keung	20	—	—	20	20
Augustine Wong Ho Ming	20	—	—	20	20
Suen Kwok Lam	20	—	—	20	20
Sit Pak Wing	20	—	—	20	20
Woo Po Shing	20	—	—	20	20
Philip Yuen Pak Yiu	20	50	—	70	70
Leung Hay Man	20	230	—	250	70
Gordon Kwong Che Keung	20	180	—	200	—
Alex Wu Shu Chih	20	90	—	110	—
Ko Ping Keung	40	260	—	300	—
Wu King Cheong	20	90	—	110	—
	540	900	—	1,440	540

Except for directors' fees of HK$100,000 (2004: HK$60,000) and other emoluments of HK$620,000 (2004: HK$100,000), no emoluments were paid to the independent non-executive directors during the two years ended 30 June 2005.

There was no arrangement under which a director had waived or agreed to waive any emoluments during the year. There was no contributions to pension schemes for directors during the year.

Certain of the HIL Directors received remuneration from HIL's intermediate holding company for services provided to the HIL Group headed by the intermediate holding company of which HIL is a member. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion this amount between their services to HIL's intermediate holding company and each of that company's subsidiaries.

12. EMPLOYEES' EMOLUMENTS

The emoluments of the five highest paid individuals in the HIL Group, none of whom is a director, are as follows:

	2005	2004
	HK$'000	*HK$'000*
Basic salaries, allowances and benefits in kind	5,180	5,441
Contributions to retirement benefit schemes	159	186
Bonus	604	430
	5,943	6,057

Their emoluments are within the following bands:

	Number of employees	
	2005	2004
Bands		
Nil - HK$1,000,000	3	2
HK$1,000,001 - HK$1,500,000	1	2
HK$1,500,001 - HK$2,000,000	—	1
HK$2,000,001 - HK$2,500,000	1	—
	5	5

13. TAXATION

	2005	2004
	HK$'000	*HK$'000*
		(restated)
The charge comprises:		
Taxation attributable to HIL and its subsidiaries		
Current tax		
Hong Kong	57,232	48,753
Other regions in the PRC	28,019	20,793
	85,251	69,546
(Over)underprovision in prior year		
Hong Kong	(3,467)	(463)
Other regions in the PRC	377	—
	(3,090)	(463)
Deferred tax *(note 32)*		
Current year	119,768	41,611
	201,929	110,694
Share of taxation attributable to associates	488,805	319,378
	690,734	430,072

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The taxation charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
		(restated)
Profit before taxation	4,261,565	2,654,099
Tax at the Hong Kong Profits Tax rate of 17.5%	745,774	464,467
Tax effect of share of results of associates	(13,597)	(1,157)
Tax effect of expenses not deductible for tax purpose	41,056	22,730
Tax effect of income not taxable for tax purpose	(28,735)	(9,176)
Overprovision in respect of prior years	(3,090)	(463)
Tax effect of deferred tax assets not recognised	(7,749)	(3,412)
Tax effect of tax losses not recognised	8,049	7,092
Utilisation of tax losses previously not recognised	(36,568)	(6,448)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(7,496)	(9,979)
Tax relief	(7,036)	(30,579)
Others	126	(3,003)
Taxation charge for the year	690,734	430,072

14. DIVIDENDS

	2005	2004
	HK$'000	*HK$'000*
Interim paid, 13 cents (2004: 11 cents) per share	366,253	309,906
Final proposed, 15 cents (2004: 12 cents) per share	422,599	338,079
	788,852	647,985

15. EARNINGS PER HIL SHARE

The calculation of earnings per HIL Share is based on the net profit for the year of HK$3,505,160,000 (2004: HK$2,129,869,000, restated) and on 2,817,327,395 (2004: 2,817,327,395) HIL Shares in issue during the year. Diluted earnings per HIL Share is not shown as there were no dilutive potential HIL Shares in existence during the two years ended 30 June 2005.

The adjustment to comparative basic earnings per HIL Share, arising from the changes in accounting policies shown in notes 2 and 3 above, is as follows:

	Basic
	HK$
Reconciliation of 2004 earnings per HIL Share:	
Reported figure before adjustment	0.65
Adjustment arising from change of accounting policies	0.11
Restated	0.76

16. INVESTMENT PROPERTIES

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
At beginning of the year	4,110,284	3,948,186
Additions	53	549
Increase in fair value during the year	890,345	161,549
At end of the year	5,000,682	4,110,284

Representing:

	2005	2004
	HK$'000	*HK$'000*
Long-term leasehold properties situated in Hong Kong	1,369,359	1,076,215
Medium-term leasehold properties situated in Hong Kong	3,631,323	3,034,069
	5,000,682	4,110,284

The HIL Group's investment properties were fair-valued on 30 June 2005 by an independent firm of professional surveyors, DTZ, on an open market value basis. The resulting increase in fair value of investment properties of HK$890,345,000 (2004: HK$160,933,000) has been recognised directly in the consolidated income statement.

All the investment properties of the HIL Group are rented out under operating leases.

Investment properties in Hong Kong with a total carrying value of HK$455,882,000 (2004: HK$404,584,000) were co-owned with certain fellow subsidiaries as tenants in common. The carrying values represent the HIL Group's proportionate share in the valuation of the relevant properties.

17. PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Other land and buildings	Toll highway operation rights	Bridges	Construction in progress	Leasehold improvements, equipment, furniture, fixtures and motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE HIL GROUP							
COST OR VALUATION							
At 1 July 2004	750,000	54,807	789,529	560,929	466	280,989	2,436,720
Additions	—	—	—	48	—	22,756	22,804
Surplus on revaluation	19,800	—	—	—	—	—	19,800
Disposals	—	—	—	(11,665)	—	(18,303)	(29,968)
Reclassification	—	—	—	—	(466)	466	—
At 30 June 2005	769,800	54,807	789,529	549,312	—	285,908	2,449,356
Comprising:							
At cost	—	54,807	789,529	549,312	—	285,908	1,679,556
At valuation - 30 June 2005	769,800	—	—	—	—	—	769,800
	769,800	54,807	789,529	549,312	—	285,908	2,449,356
DEPRECIATION, AMORTISATION AND IMPAIRMENT							
At 1 July 2004							
As previously reported	—	10,649	163,176	62,349	—	218,863	455,037
Prior period adjustment *(note 3)*	—	—	30,067	70,779	—	—	100,846
As restated	—	10,649	193,243	133,128	—	218,863	555,883
Provided for the year	—	1,248	34,691	19,097	—	30,591	85,627
Eliminated on disposals	—	—	—	(9,690)	—	(17,994)	(27,684)
At 30 June 2005	—	11,897	227,934	142,535	—	231,460	613,826
NET BOOK VALUES							
At 30 June 2005	769,800	42,910	561,595	406,777	—	54,448	1,835,530
At 30 June 2004 (restated)	750,000	44,158	596,286	427,801	466	62,126	1,880,837

	Hotel properties		Other land and buildings		Toll highway operation rights		Bridges	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Long-term leasehold properties situated in								
— Hong Kong	226,800	220,000	5	5	—	—	—	—
— PRC	—	—	393	436	—	—	—	—
Medium-term leasehold properties situated in								
— Hong Kong	543,000	530,000	40,021	41,038	—	—	—	—
— PRC	—	—	2,491	2,679	561,595	596,286	406,777	427,801
	769,800	750,000	42,910	44,158	561,595	596,286	406,777	427,801

Notes:

(1) Hotel properties were revalued on 30 June 2005 by an independent firm of professional surveyors, DTZ on an open market value basis The surplus arising on revaluation of hotel properties attributable to the HIL Group amounted to HK$19,800,000 (2004: HK$14,000,000) has been credited to the property revaluation reserve.

(2) The net book value of equipment include an amount of HK$524,000 (2004: nil) in respect of assets held under finance leases.

(3) The HIL Group's toll highway operation rights are pledged as securities for certain bank loans.

	Furniture and equipment
	HK$'000
HIL	
COST	
At 1 July 2004 and 30 June 2005	21
DEPRECIATION	
At 1 July 2004 and 30 June 2005	21
NET BOOK VALUES	
At 30 June 2005 and 30 June 2004	—

18. PROPERTIES HELD FOR DEVELOPMENT

THE HIL GROUP

Included in properties held for development is net interest capitalised of HK$618,000 (2004: HK$618,000).

19. INVESTMENTS IN SUBSIDIARIES

	HIL	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,157,974	2,107,070

Details of the principal subsidiaries are shown on pages 84 to 89.

20. INTERESTS IN ASSOCIATES

	HIL GROUP		HIL	
	2005	2004	2005	2004
	HK$'000	*HK$'000* *(restated)*	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	164,226	164,226
Share of net assets	482,801	380,719	—	—
	482,801	380,719	164,226	164,226
Listed in Hong Kong				
Share of net assets	12,920,814	11,822,170	—	—
Goodwill on acquisition of associates	1,502,793	1,216,796	—	—
Amortisation	(230,635)	(164,110)	—	—
	1,272,158	1,052,686	—	—
Negative goodwill on acquisition of associates	(150,212)	(141,109)	—	—
Release to income statement	31,264	25,000	—	—
	(118,948)	(116,109)	—	—
	14,074,024	12,758,747	—	—
	14,556,825	13,139,466	164,226	164,226
Market value of listed investments	36,845,509	29,372,248	—	—

The goodwill (negative goodwill) is amortised (released) to the consolidated income statement on a straight-line basis over 20 years.

Details of the principal associates are shown on page 90.

21. INVESTMENTS IN SECURITIES

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
HIL GROUP								
Equity securities								
Listed in Hong Kong	—	—	—	—	200,735	165,980	200,735	165,980
Unlisted	—	—	7,558	7,558	21,882	30,181	29,440	37,739
	—	—	7,558	7,558	222,617	196,161	230,175	203,719
Debt securities								
Listed outside Hong Kong	11,465	11,699	—	—	—	—	11,465	11,699
Unlisted	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	—	—	—	—	11,465	52,795
Market value of listed securities	11,088	11,936	—	—	200,735	165,980	211,823	177,916
Carrying amount analysed for reporting purposes as:								
Current	—	41,096	—	—	—	—	—	41,096
Non-current	11,465	11,699	7,558	7,558	222,617	196,161	241,640	215,418
	11,465	52,795	7,558	7,558	222,617	196,161	241,640	256,514

	Other investments	
	2005	2004
	HK$'000	*HK$'000*
HIL		
Equity securities		
Unlisted	30	30
Carrying amount analysed for reporting purposes as:		
Non-current	30	30

22. AMOUNTS DUE FROM MINORITY HIL SHAREHOLDERS

The amounts are unsecured and interest-free. The HIL Directors have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

23. DEBTORS, DEPOSITS AND PREPAYMENTS

The HIL Group maintains a defined credit policy. Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by tenants. In respect of retailing, most of transactions are being on cash basis. Other trade debtors settle their accounts according to the payment terms as stated in contracts. An aged analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The aged analysis of trade debtors (net of allowances for bad debts) of the HIL Group is as follows:

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
Under 1 month overdue	114,938	47,278
1 to 3 months overdue	16,419	19,695
More than 3 months overdue but less than 6 months overdue	4,413	4,267
Over 6 months overdue	32,391	7,167
	168,161	78,407
Prepayments, deposits and other receivables - current portion	180,627	182,437
	348,788	260,844
Prepayments, deposits and other receivables - non-current portion	132,863	131,430
	481,651	392,274

At 30 June 2005, included in debtors, deposits and prepayments, other receivables of HK$155,393,000 (2004: HK$169,540,000) represented the discounted instalment receivables in future arising from the disposal of toll bridges in 2004 as further detailed in note 8, out of which, HK$22,530,000 (2004: HK$38,110,000) was classified as current assets.

24. INVENTORIES

HIL GROUP

Inventories of HK$790,000 (2004: HK$976,000) are carried at net realisable value.

25. COMPLETED PROPERTIES FOR SALE

HIL GROUP

Completed properties for sale with a total carrying value of HK$28,446,000 (2004: HK$28,734,000) were co-owned with certain fellow subsidiaries as tenants in common and the carrying value represents the HIL Group's proportionate share in the total cost of the relevant properties.

Completed properties for sale of HK$199,527,000 (2004: HK$199,527,000) are carried at net realisable value.

26. AMOUNTS DUE FROM INVESTEE COMPANIES

The amounts are unsecured and with no fixed repayment terms. Included in the balances is an amount of HK$6,300,000 (2004: HK$6,300,000) which bore interest at 5% (2004: 5%) per annum from July 2004 to March 2005. The remaining balances are interest-free.

27. CREDITORS AND ACCRUED EXPENSES

The aged analysis of trade payables of the HIL Group included in creditors and accrued expenses by due date is as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Due within 1 month or on demand	123,507	96,788
Due after 1 month but within 3 months	42,982	30,998
Due after 3 months but within 6 months	3,318	844
Due after 6 months	7,930	6,256
	177,737	134,886
Rental deposits and other payables	103,080	89,141
Total creditors and accrued expenses	280,817	224,027

28. BORROWINGS

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
Bank loans	228,806	255,664
Other loans	—	26,320
Bank overdrafts	33,783	29,170
	262,589	311,154
Secured	228,806	237,664
Unsecured	33,783	73,490
	262,589	311,154

The borrowings bear interest at prevailing market rates and are repayable as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	126,910	127,731
Between one to two years	49,889	47,744
Between two to five years	85,790	135,679
	262,589	311,154
Less: Amounts due within one year and included in current liabilities	(126,910)	(127,731)
Amounts due after one year	135,679	183,423

29. OBLIGATIONS UNDER FINANCE LEASES

At the balance sheet date, the total minimum lease payments and the present value of the obligations under financial leases for each of the following periods are:

	HIL GROUP			
	Total outstanding minimum lease payments		Present value	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Not later than one year	132	—	114	—
Later than one year and not later than five years	443	—	416	—
	575	—	530	—
Less: Future finance charges	(45)	—	—	—
Present value of lease obligations	530	—	530	—
Amount due within one year shown under current liabilities			(114)	—
Amount shown under non-current liabilities			416	—

The difference between the total outstanding minimum lease payments and the present value represents the discount implicit in the leases.

The HIL Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years.

30. SHARE CAPITAL

	2005	2004
	HK$'000	*HK$'000*
Authorised:		
3,600,000,000 (2004: 3,000,000,000) HIL Shares	720,000	600,000
Issued and fully paid:		
2,817,327,395 (2004: 2,817,327,395) HIL Shares	563,466	563,466

Pursuant to an ordinary resolution passed at the annual general meeting held on 6 December 2004, the authorised share capital of HIL was increased from HK$600,000,000 to HK$720,000,000 by the creation of 600,000,000 additional new HIL Shares.

31. RESERVES

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
HIL GROUP						
As 1 July 2003						
As previously reported	1,815,358	12,909	6,158,568	309,906	10,389,213	18,685,954
Prior period adjustments *(note a)*	(535,371)	—	—	—	(206,226)	(741,597)
As restated	1,279,987	12,909	6,158,568	309,906	10,182,987	17,944,357
Final dividend paid	—	—	—	(309,906)	—	(309,906)
Surplus on revaluation net of deferred tax						
- Company and subsidiaries	14,000	—	—	—	—	14,000
Net profit for the year	—	—	—	—	2,129,869	2,129,869
Interim dividend paid	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	338,079	(338,079)	—
At 1 July 2004	1,293,987	12,909	6,158,568	338,079	11,664,871	19,468,414
Final dividend paid	—	—	—	(338,079)	—	(338,079)
Surplus on revaluation net of deferred tax						
- Company and subsidiaries	19,800	—	—	—	—	19,800
Net profit for the year	—	—	—	—	3,505,160	3,505,160
Interim dividend paid	—	—	—	—	(366,253)	(366,253)
Final dividend proposed	—	—	—	422,599	(422,599)	—
At 30 June 2005	1,313,787	12,909	6,158,568	422,599	14,381,179	22,289,042
HIL						
At 1 July 2003	—	3,461	6,158,568	309,906	4,692,431	11,164,366
Final dividend paid	—	—	—	(309,906)	—	(309,906)
Net profit for the year	—	—	—	—	851,468	851,468
Interim dividend paid	—	—	—	—	(309,906)	(309,906)
Final dividend proposed	—	—	—	338,079	(338,079)	—
At 1 July 2004	—	3,461	6,158,568	338,079	4,895,914	11,396,022
Final dividend paid	—	—	—	(338,079)	—	(338,079)
Net profit for the year	—	—	—	—	1,293,535	1,293,535
Interim dividend paid	—	—	—	—	(366,253)	(366,253)
Final dividend proposed	—	—	—	422,599	(422,599)	—
At 30 June 2005	—	3,461	6,158,568	422,599	5,400,597	11,985,225

Included in the above is the HIL Group's share of post-acquisition reserves of its associates as follows:

	Property revaluation reserve HK$'000	Capital reserve HK$'000	Share premium account HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 30 June 2005	909,463	—	—	—	5,269,692	6,179,155
At 30 June 2004 (restated)	909,463	—	—	—	3,815,739	4,725,202

Notes:

(a) Retained profits and the HIL Group's share of post-acquisition reserves of its associates have been restated as a result of adoption of HKAS 40 as mentioned in note 2.

(b) HIL's reserves available for distribution to HIL Shareholders at the balance sheet date are represented by its dividend reserve and retained profits amounting to HK$422,599,000 and HK$5,400,597,000 (2004: HK$338,079,000 and HK$4,895,914,000) respectively.

(c) Including in the adjusted property revaluation reserve as at 1 July 2003 is an amount of HK$909,463,000 attributable to an associate's revaluation surplus of its leasehold land, which previously grouped under investment property revaluation reserve. As a result of adoption of HKAS40, the revaluation reserve of the HIL Group's investment properties and its share of such reserve of associates are adjusted to retained earnings. The reserve in relation to the leasehold land of the associate is reclassified to property revaluation reserve.

32. DEFERRED TAX LIABILITIES

The followings are the major deferred tax liabilities and assets of the HIL Group recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Gain on disposal of property, plant and equipment	Gain on change in fair value on investment properties	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003						
As previously reported	57,166	—	—	(10,391)	1,064	47,839
Prior period adjustments	(19,686)	—	376,296	—	—	356,610
As restated	37,480	—	376,296	(10,391)	1,064	404,449
Charge (credit) to income for the year (restated)	(979)	15,212	22,706	3,771	901	41,611
At 1 July 2004	36,501	15,212	399,002	(6,620)	1,965	446,060
Charge (credit) to income for the year	(125)	(624)	126,631	(6,116)	2	119,768
At 30 June 2005	36,376	14,588	525,633	(12,736)	1,967	565,828

At the balance sheet date, the HIL Group has unused tax losses of approximately HK$1,309,216,000 (2004: HK$1,433,576,000). Included in unused tax losses are losses of HK$917,804,000 (2004: HK$1,024,397,000) that had not been agreed with relevant tax authorities. Subject to the agreement of the relevant tax authorities, the tax losses were available for offset against future profits. A deferred tax asset has been recognised in respect of HK$72,776,000 (2004: HK$37,830,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,236,440,000 (2004: HK$1,395,746,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$47,768,000 (2004: HK$22,166,000) that can be carried forward to offset against the taxable profit of subsequent year for up to five years from the year in which they were incurred. Other losses may be carried forward indefinitely.

At the balance sheet date, the HIL Group has deductible temporary differences of HK$52,425,000 (2004: HK$96,703,000). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised.

33. AMOUNTS DUE TO MINORITY SHAREHOLDERS

HIL GROUP

The amounts are unsecured and interest-free. The minority shareholders have agreed that no repayment will be demanded within the next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

34. DISPOSAL OF SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	—	4,704
Debtors, deposits and prepayments	—	2,232
Bank balances and cash	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Consideration receivable	—	19
Net cash outflow arising on disposal:		
Bank balances and cash disposed of	—	(58)

The subsidiaries disposed of during last year had no significant contribution to the HIL Group's turnover and profit from operations for that year.

35. MAJOR NON-CASH TRANSACTIONS

During the year, the HIL Group entered into finance leases in respect of the acquisition of property, plant and equipment with a total capital value at the inception of the leases of HK$601,000 (2004: nil).

During last year, the HIL Group had disposed of certain of its property, plant and equipment with consideration to be received by instalment payments.

36. JOINTLY CONTROLLED ASSETS

Completed properties for sale include the HIL Group's share of interest in jointly controlled assets with an aggregate book value of HK$21,267,000 (2004: HK$21,267,000). The HIL Group's share of liabilities incurred in relation to the jointly controlled assets included in creditors and accrued expenses amounted to HK$440,000 (2004: HK$414,000).

37. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Of the pledged bank deposits and bank balances and cash items, a total sum being the equivalent of HK$110,788,000 (2004: HK$71,182,000) was kept in other regions of the PRC and is subject to exchange control regulations.

38. SHARE OPTION SCHEMES

Under the Pre-IPO Share Option Plan ("Option Plan") of Henderson Cyber, a subsidiary of HIL, options to subscribe for an aggregate of 32,000,000 shares of Henderson Cyber were granted to certain directors and employees of Henderson Cyber, its holding companies, subsidiaries, fellow subsidiaries and affiliated company on 28 June 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Option Plan, each of the grantees will be entitled to exercise at the price of HK$1.25 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 14 July 2000, (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 14 July 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14 July 2000 and, in each case, not later than four years from 14 July 2000.

Share options granted under the Option Plan lapsed on 14 July 2004.

Under the Share Option Scheme ("Share Option Scheme") of Henderson Cyber, options to subscribe for an aggregate of 150,000 shares of Henderson Cyber were granted to certain employees of the HIL Group on 4 October 2000 at the consideration of HK$1.00 for each grant of options.

Subject to the terms and conditions of the Share Option Scheme, each of the grantees will be entitled to exercise at the price of HK$0.89 per share (i) thirty per cent of the share options so granted at any time after the expiry of 12 months from 16 October 2000 (the date of acceptance of the share options), (ii) a further thirty per cent of the share options so granted at any time after the expiry of 24 months from 16 October 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16 October 2000 and, in each case, not later than four years from 16 October 2000.

Share options granted under the Share Option Scheme lapsed on 30 September 2004.

	Number of share option				
	At 1 July 2003	Lapsed during the year	At 30 June 2004	Lapsed during the year	At 30 June 2005
Option Plan					
Directors	9,200,000	—	9,200,000	(9,200,000)	—
Employees	1,850,000	—	1,850,000	(1,850,000)	—
Other participants	16,600,000	(150,000)	16,450,000	(16,450,000)	—
	27,650,000	(150,000)	27,500,000	(27,500,000)	—
Share Option Scheme					
Employees	100,000	—	100,000	(100,000)	—

39. EMPLOYEES RETIREMENT SCHEMES

The HIL Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Schemes Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions utilised during the year was HK$248,000 (2004: HK$154,000). There was no such balance at 30 June 2005 (2004: HK$25,000).

No employees of the HIL Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the HIL Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the HIL Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the HIL Group to reduce the future contributions. No forfeited contributions were utilised during the year (2004: HK$76,000).

The HIL Group's retirement costs charged to the income statement for the year ended 30 June 2005 were HK$9,272,000 (2004: HK$9,062,000).

40. CAPITAL COMMITMENTS

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Contracted commitments for acquisition of property, plant and equipment and for property development and renovation expenditure	21,070	14,579
Contracted commitments for system development costs	269	850

At the balance sheet date, HIL had no capital commitment.

41. CONTINGENT LIABILITIES

	HIL	
	2005	**2004**
	HK$'000	*HK$'000*
Guarantees given to banks to secure banking facilities utilised by subsidiaries	33,580	46,561

42. OPERATING LEASE COMMITMENTS

HIL Group as lessee

At the balance sheet date, the HIL Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Not later than one year	22,273	56,466
Later than one year and not later than five years	15,281	33,367
	37,554	89,833

Operating lease commitments represent rentals payable by the HIL Group for retail shopping centre, telecommunication network facilities and certain of its office premises. The leases for retail shopping centre and office premises are negotiated for terms of six months to ten years at fixed rental. Some of leases for telecommunications network facilities are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases for telecommunication network facilities includes contingent rentals.

HIL Group as lessor

At the balance sheet date, the following assets were rented out under operating leases:

	HIL GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Investment properties	5,000,682	4,110,284
Other land and buildings	24,624	25,249
Completed properties for sale	206,830	207,257
Properties held for development	6,616	6,889

These assets were leased out for periods of one to six years with an option to renew the lease and terms are subject to re-negotiation upon expiry.

Contingent rental income were calculated based on the excess of certain percentages of turnover of the relevant operation that occupied the premise/property over the fixed portion of the monthly rentals.

At the balance sheet date, the future minimum lease payments under non-cancellable operating leases for each of the following periods are:

	HIL GROUP	
	2005	2004
	HK$'000	*HK$'000*
Not later than one year	313,457	331,859
Later than one year and not later than five years	117,871	140,465
Later than five years	—	1,634
	431,328	473,958

At the balance sheet date, HIL had no commitment under operating lease.

43. RELATED PARTY TRANSACTIONS

During the year, the HIL Group entered into the following significant transactions with related parties:

	Fellow subsidiaries		Associates		Investee companies	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Accountancy fee paid	2,880	5,875	—	—	—	—
Agency commission paid	10,534	19,722	—	—	—	—
Building management fee paid	34,191	53,361	—	—	—	—
Cleaning services income	6,997	10,148	—	—	—	—
Consultancy service income	664	3,552	723	1,736	—	—
Hotel management fee income	715	730	—	—	—	—
Hotel management fee paid	—	—	—	2,521	—	—
Interest expenses	504	150	—	—	—	—
Interest income	—	—	2,810	2,580	—	—
Licence fee	—	275	—	—	—	—
Management fee income	600	1,000	—	—	—	—
Professional fee paid	—	2,556	364	491	—	—
Rental expenses	85,106	79,727	2,247	2,658	—	—
Rental income	11,283	9,384	—	—	—	—
Security guard service income	29,945	45,103	—	—	—	—
Staff cost reimbursement	—	—	1,226	1,130	—	—
At the balance sheet date						
Amounts due from						
- Interest-free	—	—	42,009	67,488	202	76
- Interest bearing	—	—	—	60,000	6,300	6,300
	—	—	42,009	127,488	6,502	6,376
Rental deposit paid	2,515	2,515	—	—	—	—
Amounts due to						
- Interest-free	—	—	2,485	—	—	—
- Interest bearing	301,234	72,165	—	—	—	—
	301,234	72,165	2,485	—	—	—

Notes:

(1) Apart from the above interest-bearing advances with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-Bank Offer Rate or with interest at market rates and building management fee which represents cost reimbursements plus certain percentage thereon as service fees, the other transactions represent cost reimbursements.

(2) HIL's holding company performed administrative services comprising company secretarial, accounting and personnel to certain group companies at no charge as the directors consider that the costs involved were not significant.

PRINCIPAL SUBSIDIARIES

at 30 June 2005

All the principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. None of the principal subsidiaries had issued any debt securities at the end of the year.

Particulars of the principal subsidiaries are as follows:—

	Particulars of issued share capital		Percentage of shares held by HIL	
Principal activities	Number of ordinary shares	Par value HK$	Directly	Indirectly
(A) PROPERTY DEVELOPMENT				
Alpenhon Limited	2	1	100	—
Bottcher Investment Limited	20,000	100	100	—
Couraud Investment Limited	200	100	100	—
Dashtrend Investment Limited	2	1	100	—
Desormiere Investment Limited	20,000	100	100	—
Fournet Investment Limited	10,000	100	100	—
Full Gain Investment Limited	2	1	100	—
Gallund Investment Limited	20,000	100	100	—
Gesund Investment Company Limited	2	100	100	—
Inness Investment Limited	10,000	100	100	—
Juliyam Limited	2	1	100	—
Racine Investment Limited	4	100	50	25
Saxophon Limited	3,000,000	1	100	—
Star Flight Company Limited	2	1	100	—
Vignette Investment Limited	2	1	100	—
(B) PROPERTY INVESTMENT				
Bour Investment Limited	2	100	100	—
	*1,000	100	100	—
Century Nice Development Limited	2	1	100	—
Dekker Investment Limited	2	1	100	—
	*2	1	100	—
Dillinger Investment Limited	2	1	100	—
	*2	1	100	—
Easefine Development Limited	2	1	100	—
Easeluck Development Limited	2	1	100	—
Faith Limited	2	1	—	100
Fordwise Development Limited	1,000	1	100	—
Gain Super Development Limited	2	1	—	100
Golden Dragon Development Company, Limited	12,200	100	100	—
Hung Shun Investment Company Limited	20,000	100	100	—
Isherwood Investment Limited	2	1	100	—

Principal activities	Particulars of issued share capital		Percentage of shares held by HIL	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
Jekyll Investment Limited	2	1	100	—
Mingsway Limited	2	1	—	66.67
Quentin Investment Limited	10,000	1	100	—
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
Victory City Enterprises Limited	2	1	—	66.67
(C) FINANCE				
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	100	—
Henderson Investment Finance (2000) Limited	2	1	100	—
Henderson Investment Credit (2000) Limited	2	1	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
Hency Finance Limited	2	1	—	66.67
Henderson Cyber Finance Limited	2	1	—	66.67
(D) INVESTMENT HOLDING				
Ace Winner Development Limited	2	1	100	—
Billion Cheer Development Limited	2	1	—	100
Brilliant Enterprises Limited	2	1	—	100
Capital Gold Development Limited	2	1	100	—
China Investment Group Limited	300,000	1,000	—	64.06
Disralei Investment Limited	2	1	—	100
	*1,000	1	—	100
Felix Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Graf Investment Limited	2	1	—	100
	*2	100	—	100
Henderson Cyber (Incorporated in Cayman Islands and operates in Hong Kong)	5,000,000,000	0.1	—	66.67
Higgins Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Kingsview International Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Konet Investment Limited (Incorporated and operates in the British Virgin Islands)	2	US$1	—	66.67
Laidstone Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

Principal activities	Particulars of issued share capital		Percentage of shares held by HIL	
	Number of ordinary shares	Par value HK$	Directly	Indirectly
Mount Sherpa Limited	2	1	—	100
	*2	10	—	100
Multiglade Holdings Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Nation Team Development Limited	2	1	—	92.81
Newspeed Technology Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Paillard Investment Limited	2	1	—	100
	*2	100	—	100
Podar Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Rejoice Investments Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	100	—
Shiu Kien Development Company Limited	1,500	1	100	—
	*150,000	100	100	—
St. Helena Holdings Co. Limited (Incorporated and operates in the British Virgin Islands)	3	US$1	100	—
Superweb Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	66.67
Threadwell Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Topgoal Limited (Incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Winner Glory Development Limited	2	1	100	—
Wiselin Investment Limited	2	1	—	100
(E) PROPERTY MANAGEMENT				
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	100	—
(F) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(G) HOTEL MANAGEMENT				
Gold Eagle Management Limited	2	1	100	—
Henderson Hotel Management Limited	2	1	100	—

Principal activities		Particulars of issued share capital — Number of ordinary shares	Particulars of issued share capital — Par value HK$	Percentage of shares held by HIL — Directly	Percentage of shares held by HIL — Indirectly
(H)	**HOTEL OPERATION**				
	Newton Hotel Hong Kong Limited	2	1	100	—
	Newton Hotel Kowloon Limited	2	1	100	—
(I)	**CLEANING AND SECURITY GUARD SERVICE**				
	Elegant Cleaning Services Company Limited	2	1	—	100
	Megastrength Security Services Company Limited	10,000	1	—	100
		400+	1	—	25
(J)	**INFRASTRUCTURE**				
(i)	**Incorporated and operates in Hong Kong**				
	Benson Industries Limited	2	1	—	100

(ii) Established and operates in the PRC

	Issued/contributed registered capital	% of equity interest held by HIL — Directly	% of equity interest held by HIL — Indirectly
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	31.39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	24.98
Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	24.98
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	24.98
Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	44.84
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	44.84

	Particulars of issued share capital		Percentage of shares held by HIL	
Principal activities	Number of ordinary shares	Par value HK$	Directly	Indirectly
(K) INFORMATION TECHNOLOGY				
Future Home Limited	2	1	—	66.67
Henderson Data Centre Limited	2	1	—	66.67
iCare.com Limited	2	1	—	66.67
(L) MANUFACTURING				
Citifood Company (Hong Kong) Limited	6,136,842	1	—	32.68

* Non-voting deferred shares

\+ Preference shares

The above list gives the principal subsidiaries of HIL which, in the opinion of the directors, materially affect the profits and assets of the HIL Group. A full list will be annexed to HIL's next annual return.

PRINCIPAL ASSOCIATES

at 30 June 2005

Particulars of the principal associates, all of which are incorporated and operate in Hong Kong, are as follows:

	Percentage of issued ordinary shares held by HIL Group	Principal activities
LISTED		
The Hong Kong and China Gas Company Limited	37.15	Town gas supply
Hong Kong Ferry (Holdings) Company Limited	31.33	Property development and investment
Miramar Hotel & Investment Company Limited	44.21	Hotel operation
UNLISTED		
Lucky Country Development Limited	50.00	Property investment
Mandy Investment Company Limited	50.00	Property development
Star Play Development Limited	33.33	Property investment

The above list gives the principal associates of the HIL Group which, in the opinion of the HIL Directors, materially affect the profits and net assets of the HIL Group.

EXTRACTS FROM FINANCIAL STATEMENTS OF PRINCIPAL ASSOCIATES
for the year ended 30 June 2005

HONG KONG CHINA GAS

Consolidated Income Statement

	Six months ended 30 June 2005 *HK$' Million* *(unaudited)*	Six months ended 30 June 2004 *HK$' Million* *(unaudited)* *(restated)*	Year ended 31 December 2004 *HK$' Million* *(audited)*
Turnover	4,837.2	4,266.9	8,154.0
Profit before taxation	3,512.6	2,357.3	3,717.9
Taxation	(379.9)	(360.2)	(653.3)
Profit after taxation	3,132.7	1,997.1	3,064.6
Minority interests	(7.5)	(11.2)	(12.9)
Profit attributable to shareholders	3,125.2	1,985.9	3,051.7
Dividends	669.5	677.2	1,966.7

Profit before taxation for the twelve-month period ended 30 June 2005 is arrived at after deducting depreciation and amortisation charge of HK$485.0 million (2004: HK$445.4 million).

Consolidated Balance Sheet

	At 31 December 2004 *HK$' Million* *(audited)* *(restated)*	At 31 December 2003 *HK$' Million* *(audited)*
Property, plant and equipment	8,969.9	9,644.3
Associates	3,333.4	2,703.8
Jointly controlled entities	2,597.6	2,558.9
Investment securities	624.3	861.3
Net current assets	1,386.6	2,787.7
	16,911.8	18,556.0
Share capital	1,403.7	1,410.9
Share premium	3,907.8	3,907.8
Reserves	8,001.0	9,864.8
Proposed dividend	1,291.4	1,298.0
Total shareholders' fund	14,603.9	16,481.5
Minority interests	285.0	222.5
Long-term liabilities and deferred items	2,022.9	1,852.0
	16,911.8	18,556.0

No segmental analysis is presented as the principle activity of Hong Kong China Gas is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of Hong Kong China Gas's turnover and trading results.

HONG KONG FERRY

Consolidated Income Statement

	Six months ended 30 June 2005 *HK$' Million* *(unaudited)*	Six months ended 30 June 2004 *HK$' Million* *(unaudited)* *(restated)*	Year ended 31 December 2004 *HK$' Million* *(audited)*
Turnover	496.6	688.1	993.9
Profit before taxation	168.6	184.3	403.7
Taxation	21.3	(6.7)	(10.6)
Profit after taxation	189.9	177.6	393.1
Dividends	32.1	32.1	117.6

Profit before taxation for the twelve-month period ended 30 June 2005 is arrived at after deducting depreciation and amortisation charge of HK$9.4 million (2004: HK$9.8 million).

Consolidated Balance Sheet

	At 31 December 2004 *HK$' Million* *(audited)*	At 31 December 2003 *HK$' Million* *(audited)*
Property, plant and equipment	249.6	254.5
Investment properties	830.5	740.8
Properties held for development	550.5	—
Properties under development	85.3	76.5
Other non-current financial assets	290.1	329.6
Net current assets	1,231.9	1,592.9
Deferred taxation	6.3	11.5
	3,244.2	3,005.8
Share capital	356.3	356.3
Reserves	2,887.9	2,649.5
	3,244.2	3,005.8

Segmental Information

For the twelve months ended 30 June 2005

	Total revenue *HK$'000* *(unaudited)*	Inter-segment transactions *HK$'000* *(unaudited)*	Revenue from external customers *HK$'000* *(unaudited)*
Segment revenue			
Property development and investment	502,133	(62)	502,071
Ferry, shipyard and related operations	147,094	(1,943)	145,151
Travel and hotel operations	165,912	(93)	165,819
Others	56,148	(43,395)	12,753
	871,287	(45,493)	825,794
Analysed by:			
Turnover			802,460
Other revenue			23,334
			825,794

	Segment results *HK$'000* *(unaudited)*	Inter-segment transactions *HK$'000* *(unaudited)*	Consolidated results *HK$'000* *(unaudited)*
Segment results			
Property development and investment	364,888	—	364,888
Ferry, shipyard and related operations	(8,110)	—	(8,110)
Travel and hotel operations	1,434	—	1,434
Others	27,886	—	27,886
	386,098	—	386,098
Share of results of associates			1,894
Profit from ordinary activities before taxation			387,992
Taxation			17,338
Profit attributable to shareholders			405,330

Segmental Balance Sheet
At 31 December

	Segmental assets		Inter-segment elimination		Total assets	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	2,276,265	2,212,396	—	—	2,276,265	2,212,396
Ferry, shipyard and related operations	210,686	221,049	—	—	210,686	221,049
Travel and hotel operations	80,532	81,644	—	—	80,532	81,644
Others	996,338	908,392	—	—	996,338	908,392
Total assets	3,563,821	3,423,481	—	—	3,563,821	3,423,481

	Segmental liabilities		Inter-segment elimination		Total liabilities	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	256,206	359,619	—	—	256,206	359,619
Ferry, shipyard and related operations	19,796	21,216	—	—	19,796	21,216
Travel and hotel operations	25,016	23,697	—	—	25,016	23,697
Others	18,623	13,163	—	—	18,623	13,163
Total liabilities	319,641	417,695	—	—	319,641	417,695

Other segmental information

	Depreciation		Impairment loss		Capital expenditure incurred	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property development and investment	101	64	—	—	557,015	87,548
Ferry, shipyard and related operations	9,164	9,159	1,342	19,032	6,016	1,320
Travel and hotel operations	548	375	—	—	516	1,249
Others	379	449	—	—	387	82
	10,192	10,047	1,342	19,032	563,934	90,199

No geographical analysis is shown as less than 10% of the Hong Kong Ferry revenue and profit from operations were derived from activities outside Hong Kong.

MIRAMAR

Consolidated Income Statement

	Year ended 31 March 2005 *HK$' Million* *(audited)*	Year ended 31 March 2004 *HK$' Million* *(audited)*
Turnover	1,362.1	1,402.8
Profit from operations	447.4	344.3
Finance costs	(16.0)	(24.8)
Share of profits of associates	3.2	(0.2)
Profit from ordinary activities before taxation	434.6	319.3
Taxation	(102.0)	(82.3)
Profit from ordinary activities after taxation	332.6	237.0
Minority interests	(11.9)	13.3
Profit attributable to shareholders	320.7	250.3
Dividends	213.6	190.5

Operating profit for the twelve-month period ended 31 March 2005 is arrived at after deducting depreciation and amortisation charge of HK$35.1 million (2004: HK$35.8 million).

Consolidated Balance Sheet

	At 31 March 2005 HK$' Million *(audited)*	At 31 March 2004 HK$' Million *(audited)*
Investment properties	6,329.9	5,730.8
Property, plant and equipment	2,301.6	2,186.9
Properties under development	—	104.8
Interests in associates	2.0	5.3
Non-trading securities	33.0	31.2
Pledged deposits	38.7	38.7
Net current assets	273.1	228.5
Other deferred items	(985.5)	(1,155.1)
	7,992.8	7,171.1
Share capital	404.1	404.1
Share premium	287.6	287.6
Reserves	7,122.6	6,285.7
Total shareholders' fund	7,814.3	6,977.4
Minority interests	178.5	193.7
	7,992.8	7,171.1

Segmental Information

For the year ended 31 March

Segmental revenue and results

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	332,707	332,512	259,087	437,314	331,748	263,638	132,670	112,431	305,934	256,905	—	—	1,362,146	1,402,800
Inter-segment revenue	13,883	13,599	—	—	4,881	4,431	—	—	565	580	(19,329)	(18,610)	—	—
Other revenue from external customers	2,426	5,712	26	28	4,236	4,363	1,141	935	1,883	3,702	—	—	9,712	14,740
Total	349,016	351,823	259,113	437,342	340,865	272,432	133,811	113,366	308,382	261,187	(19,329)	(18,610)	1,371,858	1,417,540
Contribution from operation	256,203	264,407	106,540	97,697	137,530	90,697	(8,361)	(3,702)	(9,069)	(10,763)	—	—	482,843	438,336
Reversal (provision) for diminution in value of interest in associates													540	(12,750)
Provision for diminution in value of properties held for resale													(6,511)	(24,382)
Loss on disposal of fixed assets													(32)	(1,393)
Unallocated operating income and expenses													(29,432)	(55,555)
Profit from operations													447,408	344,256
Finance costs													(16,029)	(24,788)
Share of profits less losses of associates	330	350	542	1,004	2,583	(859)	(171)	(699)	—	—	—	—	3,284	(204)
Taxation													(102,016)	(82,282)
Minority interests													(11,912)	13,346
Profit attributable to shareholders													320,735	250,328

Segmental balance sheet

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation		Inter-segment elimination		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	6,327,703	5,781,063	479,641	470,770	2,389,374	2,229,723	44,661	13,749	38,970	43,597	(8,955)	(7,895)	9,271,394	8,531,007
Investment in associates	204	331	(11,989)	(10,101)	8,990	9,596	4,822	5,518	—	—	—	—	2,027	5,344
Unallocated assets													89,714	64,156
Total assets													9,363,135	8,600,507
Segment liabilities	109,332	118,462	12,349	16,555	38,633	37,838	16,117	6,782	39,752	48,664	(8,955)	(7,895)	207,228	220,406
Unallocated liabilities													1,163,099	1,208,988
Total liabilities													1,370,327	1,429,394

Other Segmental Information

	Property investment		Property development and sales		Hotel ownership and management		Food and beverage operation		Travel operation	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure incurred during the year	6,611	19,279	84,832	145,086	11,494	8,309	29,157	1,597	1,728	423
Depreciation for the year	16,632	16,833	1,972	2,663	10,271	9,779	3,474	3,591	524	751

Geographical Segments At 31 March

	Hong Kong		PRC		United States	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	1,052,254	918,011	66,026	61,807	243,866	422,982
Segment assets	8,363,316	7,624,032	536,279	563,866	380,754	351,004
Capital expenditure incurred during the year	47,986	29,251	1,004	357	84,832	145,086

3. SHARE CAPITAL

The authorised and issued share capital of HIL as at the Latest Practicable Date were as follows:

	Number of HIL Shares	Nominal value
	'000	*HK$'000*
Authorised	3,600,000	720,000
Issued and fully paid	2,817,327	563,466

There was no movement in the share capital of HIL for the period between 30 June 2005 and the Latest Practicable Date.

Each of the HIL Shares ranks *pari passu* in all respects, including dividends, voting and capital.

Apart from the HIL Shares, HIL does not have any warrants, options, convertible securities or other securities in issue. None of the unissued HIL Shares or loan capital of HIL is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued HIL Shares or loan capital of HIL under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HIL Group had outstanding borrowings of approximately HK$269 million, comprising bank borrowings of approximately HK$234 million, bank overdrafts of approximately HK$34 million and obligations under finance leases of approximately HK$1 million. The HIL Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HIL Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HIL Group, the HIL Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005. The HIL Directors have confirmed that there has been no material changes in HIL's indebtedness and contingent liability positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the HIL Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the HIL Group were made up.

6. STATEMENT OF HIL ADJUSTED NTAV

Set out below is a statement of the HIL Adjusted NTAV, which was arrived at based on the HIL NTAV and adjusted as follows:

	HK$'000
HIL NTAV as at 30 June 2005 *(Note 1)*	21,699,298
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HIL Group as at 31 October 2005 *(Notes 2 & 3)* net of tax adjustments *(Note 4)*	5,595,159
Final dividend of HK$0.15 per HIL Share paid on 6 December 2005	(422,599)
Attributable net unrealised loss on investments in securities as at 31 October 2005	(15,271)
Attributable provision for privatisation of Henderson Cyber	(161,596)
Excess of market value of the listed associates attributable to HIL Group over the share of interest in such listed associates as at 31 October 2005 *(Note 5)*	19,572,624
HIL Adjusted NTAV	46,267,615
	HK$
HIL Adjusted NTAV per HIL Share (based on 2,817,327,395 HIL Shares in issue as at the Latest Practicable Date)	16.42

Notes:

(1) The HIL NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$22,852,508,000 as stated in the annual report of the HIL Group for the year ended 30 June 2005.

(2) DTZ has performed valuations in accordance with the requirement of Rule 11.1(f) of the Takeovers Code of all the property interests held by the HIL Group and the associated companies in which the HIL Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of those associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately HK$5,182,928,000 is arrived at after deducting (i) the carrying amount of investment properties as recorded in the books of the HIL Group as at 30 June 2005; and (ii) the carrying amount of properties held for development, properties under development and completed properties for sale as recorded in the books of the HIL Group as at 31 October 2005.

Your attention is drawn to the property valuation report of DTZ which is set out in Appendix III to this document.

(3) *The following property interests, all being interests held by the Hong Kong China Gas group, have not been included in the property valuation report prepared by DTZ:*

			Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 HK$ million
(a)	Description of property interests in Hong Kong		
	Tenancies		
	Pressure Reduction Stations/Pigging Stations		Nil
	Customer Centres		Nil
	Others (including works, storage and gas main pipeline laying, valve house etc)		Nil
	Private Treaty Grants		
	Pressure Reduction Stations/Pigging Stations		115.6
	Gas Holder		14.0
	Tunnel Portals		18.7
		Sub-Total:	148.3
(b)	Description of property interests in the PRC		
	Water Works Plants and Gas Production Plants		282.8
	Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
	Offices		38.6
	Customer Centres and Others		20.2
		Sub-Total:	354.0
		Total:	502.3

The HIL Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HIL Adjusted NTAV of approximately HK$46,267.6 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) *This represents the reversal of the deferred tax liabilities of HK$997,083,000 attributable to the HIL Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$584,852,000 attributable to the HIL Group as at 31 October 2005 if the property interests of the HIL Group were to be sold at the revalued amount.*

(5) The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.

(6) This Statement of HIL Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HIL Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HIL Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HIL Adjusted NTAV. Therefore, the HIL Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HIL Adjusted NTAV.

1. THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated financial results of the HLD Group for each of the three financial years ended 30 June 2003, 2004 and 2005:

	Year ended 30 June		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	
Turnover	5,833,261	6,727,118	7,667,464
Profit from operations	1,763,834	2,444,819	1,254,774
Share of results of associated companies and jointly controlled entities	6,028,672	2,760,881	2,094,547
Profit from ordinary activities before taxation	14,732,414	8,168,096	3,325,716
Income tax	(2,401,342)	(1,118,884)	(656,186)
Profit from ordinary activities after taxation	12,331,072	7,049,212	2,669,530
Minority interests	(1,477,551)	(875,869)	(636,957)
Profit for the year attributable to the HLD Shareholders	10,853,521	6,173,343	2,032,573
Dividends	1,814,580	1,633,122	1,419,310
Earnings per HLD Share *(HK$)*	5.98	3.46	1.18
Dividend per HLD Share *(HK$)*	1.00	0.90	0.80

Notes:

(1) 2004 figures have been adjusted to reflect the change in accounting policies as a result of the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1.

(2) 2003 figures have not been adjusted to reflect the change in accounting policies resulting from the adoption of the Hong Kong Accounting Standard 40, the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1. Had these new accounting standards and interpretations been adopted for the year ended 30 June 2003, the HLD Group's profit for the year attributable to the HLD Shareholders would have been decreased by approximately HK$3,100 million.

(3) There were no qualifications in the auditors' report in respect of each of the three financial years ended 30 June 2003, 2004 and 2005.

(4) There were no extraordinary or exceptional items for the past three financial years.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE HLD GROUP FOR THE YEAR ENDED 30 JUNE 2005

Subject to the adoption of the definitions in this document, the following information has been extracted from the audited consolidated financial statements of the HLD Group for the financial year ended 30 June 2005. The page numbers in the audited consolidated financial statements below refer to the 2005 annual report of HLD.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Turnover	3	5,833,261	6,727,118
Direct costs		(2,914,646)	(4,123,740)
		2,918,615	2,603,378
Other revenue	4	135,518	79,518
Other net income	4	6,450	158,494
Selling and marketing expenses		(340,051)	(411,370)
Administrative expenses		(626,499)	(525,295)
Other operating (expenses)/income	5	(330,199)	540,094
Profit from operations		1,763,834	2,444,819
Increase in fair value of investment properties		6,753,871	3,064,202
Finance costs	7(a)	(209,458)	(110,846)
Non-operating income	6	395,495	9,040
		8,703,742	5,407,215
Share of profits less losses of associates	8	3,315,331	1,786,762
Share of profits less losses of jointly controlled entities		2,713,341	974,119
Profit from ordinary activities before taxation	7	14,732,414	8,168,096
Income tax	9(a)	(2,401,342)	(1,118,884)
Profit from ordinary activities after taxation		12,331,072	7,049,212
Minority interests		(1,477,551)	(875,869)
Profit attributable to HLD Shareholders	10 & 35	10,853,521	6,173,343
Dividends attributable to the year:	11		
Interim dividend declared during the year		725,832	635,103
Final dividend proposed after the balance sheet date		1,088,748	998,019
		1,814,580	1,633,122
Earnings per HLD Share	12	HK$5.98	HK$3.46

The notes on pages 94 to 147 form part of these accounts.

BALANCE SHEETS

at 30 June 2005

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Fixed assets	14	47,829,906	41,106,192	—	—
Interest in subsidiaries	15	—	—	39,136,934	39,815,950
Interest in associates	16	15,700,924	14,248,887	610,517	807,393
Interest in jointly controlled entities	17	13,399,798	12,019,230	114,331	108,142
Investments in securities	18	417,266	326,153	—	—
Instalments receivable	19(a)	1,009,083	1,347,579	—	—
Deferred expense	20	—	80,780	—	—
Long term receivable	21	132,863	131,430	—	—
Deferred tax assets	9(c)	235,618	208,675	—	—
		78,725,458	69,468,926	39,861,782	40,731,485
Current assets					
Leasehold land		4,809,790	3,372,067	—	—
Properties held for/under development for sale	22	8,845,927	8,732,924	—	—
Completed properties for sale	23	5,455,546	5,584,609	—	—
Inventories	24	46,783	47,550	—	—
Investments in securities	18	—	41,096	—	—
Amounts due from customers for contract work	25	63,001	25,684	—	—
Deposits for acquisition of properties	26	1,869,728	1,266,075	—	—
Loans receivable		31,636	78,689	—	—
Debtors, prepayments and deposits	27	1,336,437	1,097,048	35,340	24,928
Instalments receivable	19(b)	497,262	257,880	—	—
Deferred expense	20	1,825	—	—	—
Cash held by stakeholders		55,896	—	—	—
Pledged bank deposits		20,205	20,205	—	—
Cash and cash equivalents	28	4,335,458	3,782,850	336	291
		27,369,494	24,306,677	35,676	25,219

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Current liabilities					
Bank loans and overdrafts					
— Secured	29(a)	93,127	54,242	—	—
— Unsecured	29(a)	3,004,237	1,168,491	—	—
Unsecured other loans	29(b)	—	26,320	—	—
Obligations under finance leases	33	114	—	—	—
Guaranteed convertible notes	32	188,700	—	—	—
Forward sales deposits received		356	356	—	—
Rental and other deposits	30	403,274	376,326	—	—
Creditors and accrued expenses	31	1,727,434	1,646,771	89,721	90,169
Amounts due to customers for contract work	25	8,245	34,333	—	—
Current taxation		590,247	546,106	—	—
		6,015,734	3,852,945	89,721	90,169
Net current assets/(liabilities)		21,353,760	20,453,732	(54,045)	(64,950)
Total assets less current liabilities		100,079,218	89,922,658	39,807,737	40,666,535
Non-current liabilities					
Bank loans					
— Secured	29(a)	135,679	183,422	—	—
— Unsecured	29(a)	12,778,720	3,804,376	—	—
Unsecured other loans	29(b)	—	12,327	—	—
Obligations under finance leases	33	416	—	—	—
Guaranteed convertible notes	32	—	5,750,000	—	—
Land premium		—	17	—	—
Amount due to a fellow subsidiary		1,321,124	5,025,435	—	—
Deferred tax liabilities	9(c)	4,679,384	3,540,224	—	—
		18,915,323	18,315,801	—	—

		HLD Group		HLD	
		2005	2004 restated	2005	2004
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		81,163,895	71,606,857	39,807,737	40,666,535
Minority interests		14,464,915	13,122,931	—	—
		66,698,980	58,483,926	39,807,737	40,666,535
Capital and reserves					
Share capital	34	3,629,160	3,629,160	3,629,160	3,629,160
Reserves	35	63,069,820	54,854,766	36,178,577	37,037,375
		66,698,980	58,483,926	39,807,737	40,666,535

Approved and authorised for issue by the HLD Board on 28 September 2005.

Lee Shau Kee)
Directors
Lee Tat Man)

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Shareholders' equity at 1 July			
— as previously reported		61,236,456	52,929,019
— prior period adjustments arising from changes in accounting policies	2 & 35	(2,752,530)	(2,222,861)
— as restated, before opening balance adjustment		58,483,926	50,706,158
— opening balance adjustment	2 & 35	(972,173)	—
— as restated, after opening balance adjustment		57,511,753	50,706,158
Surpluses on revaluation of investment properties, net of deferred tax			
— as previously reported			3,643,131
— prior period adjustment arising from changes in accounting policies			(3,643,131)
— as restated			—
Surpluses on revaluation of other properties	35	57,550	99,175
Exchange difference on translation of the accounts of a foreign entity	35	7	(110)
Net gains not recognised in the profit and loss account		57,557	99,065
Net profit for the year			
— as previously reported			3,059,056
— prior period adjustments arising from changes in accounting policies	2		3,114,287
— net profit for the year (2004 — as restated)	35	10,853,521	6,173,343
Dividends approved, declared and paid during the year	11	(1,723,851)	(1,451,664)

	Notes	2005 HK$'000	2004 restated HK$'000
Investment property revaluation deficits realised upon disposal of properties during the year			
— as previously reported			825
— prior period adjustments arising from changes in accounting policies			(825)
— as restated			—
Impairment loss on positive goodwill	35	—	2,613
Movements in shareholders' equity arising from capital transactions with HLD Shareholders:			
— issue of HLD Shares	34	—	184,880
— net share premium received	35	—	2,769,531
		—	2,954,411
Shareholders' equity at 30 June		66,698,980	58,483,926

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 June 2005

	Notes	2005	2004 restated
		HK$'000	*HK$'000*
Operating activities			
Profit from ordinary activities before taxation		14,732,414	8,168,096
Adjustments for:			
Interest income		(160,686)	(141,776)
Profit on disposal of fixed assets		(7,720)	(73,398)
Profit on disposal of investments in securities		—	(61,911)
Provision on property projects		227,903	27,633
Provision on property projects written back		—	(788,490)
Bad debts written off		24,737	109,861
Premium on redemption of guaranteed convertible notes		(444,904)	—
Surplus on revaluation of investments in securities		(25,072)	(48,901)
Impairment loss/(reversal of impairment loss) in value of investment securities		10,865	(119)
Amortisation of goodwill		63,933	31,075
Loss on disposal of interest in subsidiaries		—	6,396
Impairment loss on positive goodwill		—	4,000
Impairment loss on other fixed assets		—	435
Increase in fair value of investment properties		(6,753,871)	(3,064,202)
Amortisation of deferred expense		78,955	19,845
Interest expense		112,869	86,503
Finance charges on obligations under finance leases		14	4
Amortisation and depreciation		125,575	112,789
Dividends from investments in securities		(35,402)	(50,880)
(Surplus)/deficit on winding up of an associate		(349)	57
Share of profits less losses of associates		(3,315,331)	(1,786,762)
Share of profits less losses of jointly controlled entities		(2,713,341)	(974,119)
Exchange difference		20	(16)
Operating profit before changes in working capital		1,920,609	1,576,120

	Notes	2005 HK$'000	2004 restated HK$'000
(Increase)/decrease in leasehold land		(1,378,263)	52,820
(Increase)/decrease in properties held for/under development for sale		(30,622)	717,028
Decrease in completed properties for sale		119,841	620,892
Decrease in inventories		767	999
(Increase)/decrease in amounts due from customers for contract work		(37,317)	140,856
Increase in deposits for acquisition of properties		(603,653)	(564,405)
Increase in debtors, prepayments and deposits		(258,686)	(51,883)
Decrease in instalments receivable		89,637	389,134
Increase in long term receivable		(1,433)	—
(Increase)/decrease in cash held by stakeholders		(55,896)	69,102
Decrease in forward sales deposits received		—	(519,474)
Increase/(decrease) in rental and other deposits		26,865	(706)
Increase in creditors and accrued expenses		73,765	8,561
(Decrease)/increase in amounts due to customers for contract work		(26,088)	34,333
(Decrease)/increase in amount due to a fellow subsidiary		(3,704,311)	1,317,602
Decrease in land premium		(17)	—
Cash (used in)/generated from operations		(3,864,802)	3,790,979
Interest received		89,703	101,528
Hong Kong Profits Tax paid		(195,919)	(132,991)
Profits Tax paid outside Hong Kong		(48,108)	(54,593)
Refund of Hong Kong Profits Tax		346	8,047
Net cash (used in)/from operating activities		(4,018,780)	3,712,970

	Notes	**2005** *HK$'000*	**2004 restated** *HK$'000*
Investing activities			
Net cash paid from disposal of subsidiaries	(a)	—	(58)
Proceeds from disposal of fixed assets		76,277	27,867
Additions to fixed assets		(1,152,777)	(130,448)
Additional investments in associates		(23,668)	—
Repayment from associates		307,981	529,082
Repayment from/(advance to) jointly controlled entities		882,867	(5,209,751)
Purchase of investments in securities		(77,161)	—
Proceeds from redemption of held-to-maturity securities		40,794	164,522
Proceeds from disposal of investments in securities		—	639,266
Proceeds from disposal of subsidaries		19	—
Acquisition of subsidiaries	(b)	(74,078)	(23,056)
Purchase of additional shares in a subsidiary		(50,904)	(55,791)
Interest received		71,609	47,730
Repayment of loans receivable		47,053	489,921
Dividends received from associates		946,967	898,046
Dividends received from jointly controlled entities		15,618	19,526
Dividends received from investments in securities		35,402	50,880
Net cash from/(used in) investing activities		1,045,999	(2,552,264)
Financing activities			
Issue of shares to minority shareholders		—	6,340
Contributions from/(repayment to) minority shareholders		160,035	(180,727)
Dividends paid		(1,723,851)	(1,451,664)
Dividends paid to minority shareholders		(275,554)	(252,486)
Interest paid		(281,345)	(283,061)
Finance charges on obligations under finance leases paid		(14)	(4)
New bank loans		13,963,653	4,416,213
Repayment of capital element of obligations under finance leases		(71)	(47)
Repayment of other loans		(38,647)	—
Repayment of bank loans		(3,037,571)	(10,675,817)
Proceeds from issuance of new shares		—	2,954,475
Expenses paid in connection with the issue of new shares		—	(64)
Proceeds from issuance of guaranteed convertible notes		—	5,750,000
Redemption of guaranteed convertible notes		(5,116,396)	—
Expense paid in connection with the issue of guaranteed convertible notes		—	(100,625)
Net cash from financing activities		3,650,239	182,533

	Notes	2005 HK$'000	2004 restated HK$'000
Increase in cash and cash equivalents		677,458	1,343,239
Cash and cash equivalents at 1 July		3,553,715	2,210,476
Cash and cash equivalents at 30 June	28	4,231,173	3,553,715

The notes on pages 94 to 147 form part of these accounts.

Notes to the Consolidated Cash Flow Statement

	2005	2004
	HK$'000	*HK$'000*
(a) Disposal of subsidiaries		
Net assets disposed of:		
Fixed assets	—	4,704
Debtors, prepayments and deposits	—	2,232
Cash and cash equivalents	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Other receivable	—	19
Net cash outflow arising on disposal:		
Cash and cash equivalents disposed of	—	(58)
(b) Acquisition of subsidiaries		
Net assets acquired:		
Fixed assets	10,446	—
Leasehold land	59,460	—
Properties held for/under development for sale	4,418	23,056
Debtors, prepayments and deposits	43	—
Rental and other deposits	(83)	—
Current taxation	(85)	—
Creditors and accrued expenses	(21)	—
Total consideration	74,178	23,056
Satisfied by:		
Cash paid	74,078	23,056
Creditors and accrued expenses	100	—
	74,178	23,056
Net cash outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash consideration paid	(74,078)	(23,056)

NOTES ON THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Listing Rules. A summary of the principal accounting policies adopted by the HLD Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment and hotel properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is a company in which the HLD Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if HLD has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the HLD Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by HLD, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the HLD Group for the year are also separately presented in the consolidated profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the HLD Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the HLD Group until the minority's share of losses previously absorbed by the HLD Group has been recovered.

In the HLD's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to HLD, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) **Associates and jointly controlled entities**

An associate is an entity in which the HLD Group or HLD has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the HLD Group or HLD and other parties, where the contractual arrangement establishes that the HLD Group or HLD and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the HLD Group's share of the net assets of the associate or the jointly controlled entity, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the HLD Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e). When the HLD Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the HLD Group has incurred obligations in respect of the associate.

Unrealised profits and losses resulting from transactions between the HLD Group and its associates and jointly controlled entities are eliminated to the extent of the HLD Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

On disposal of an associate or a jointly controlled entity during the year, the attributable amount of capital reserve is included in the calculation of the profit or loss on disposal.

In HLD's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) **Goodwill**

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the HLD Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- for acquisitions before 1 July 2001, positive goodwill is written off on acquisition; and

- for acquisitions on or after 1 July 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) is included in the carrying amount of the interests in associates or jointly controlled entities.

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the HLD Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 July 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 July 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable or when the underlying non-monetary assets are disposed. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill or as a deduction from its underlying assets; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on HLD Group reserves is included in the calculation of the profit or loss on disposal.

(f) Investments in securities

The HLD Group's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows:

(i) Dated debt securities that the HLD Group has the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(iii) Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(v) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) **Valuation of properties**

(i) Investment properties are those which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. A qualified valuer of the HLD Group or external qualified valuers, having appropriate recognised professional qualifications and recent experience in the location and category of property being valued, value the properties at each balance sheet date. The fair value are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable, willing parties in an arm's length transaction. Any gain or loss arising from a change in fair value is recognised in the profit and loss account.

The valuations are prepared by reference to comparable market transactions and where appropriate considering the aggregate of the net annual rents receivable from the properties and where relevant, associated costs. A yield which reflects the specific risks inherent in the net cash flows is then applied to the net annual rentals to arrive at the property valuation.

Valuations reflect, where appropriate, the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accomodation and the market's general perception of their credit-worthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. It has been assumed that whenever rent reviews or lease renewals are pending with anticipated reversionary increases, all notices and where appropriate counter notices have been served validly and within the appropriate time.

A property interest under an operating lease is classified and accounted for as an investment property on a property-by-property basis when the HLD Group holds it to earn rentals or for capital appreciation or for both. Any such property interest under an operating lease classified as an investment property is carried at fair value.

(ii) Hotel properties are stated at their open market value based on an annual professional valuation.

(iii) Other land and buildings are stated at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(k)).

(iv) Completed properties for sale remaining unsold at the year end are valued at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(v) Properties that is being constructed or developed for future use as investment property is classified as investment property under development and stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(vi) Properties held for development for investment are stated at fair value with any changes in fair values recognised in the profit and loss account.

(vii) Properties held for and under development for sale are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(viii) Leasehold land acquired by exchange of land exchange entitlements is stated at cost which represents the cost of land exchange entitlements surrendered, and the premium, if any, payable to the Government of the Hong Kong Special Administrative Region less impairment losses (see note 1(k)), where appropriate.

(ix) Other leasehold land is stated at cost less impairment losses (see note 1(k)), where appropriate.

(x) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(xi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of a fixed asset, any related valuation surplus previously taken to the revaluation reserve is also transferred to retained profits.

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) *Assets acquired under finance leases*

Where the HLD Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the HLD Group will obtain ownership of the asset, the life of the asset, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) *Assets held for use in operating leases*

Where the HLD Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the HLD Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Revenue arising from operating leases is recognised in accordance with the HLD Group's revenue recognition policies, as set out in note 1(r)(ii).

(iii) *Operating lease charges*

Where the HLD Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(i) Amortisation and depreciation of fixed assets

(i) *Investment properties, investment properties under development and properties held for development for investment*

No depreciation is provided in respect of investment properties, investment properties under development and properties held for development for investment.

(ii) *Hotel properties*

No depreciation is provided on hotel properties held on lease of more than 20 years. The HLD Directors consider that the value of the hotels do not diminish, due to the fact that hotels are maintained in a continuous state of proper repair and improvements thereto from time to time.

(iii) *Other land and buildings*

Leasehold land is amortised, using the straight-line method, over the unexpired terms of the leases.

Buildings are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(iv) *Other fixed assets*

Other fixed assets are stated at cost, less accumulated depreciation and impairment losses (see note 1(k)). Depreciation is provided on a straight-line basis over their estimated useful lives at the following rates per annum:

Leasehold improvements, furniture and fixtures	—	20%
Toll highway operation rights and bridges	—	over the operating periods
Others	—	10% to 50%

(j) **Deferred expense**

Deferred expense comprises arrangement fee incurred in relation to the issue of guaranteed convertible notes and is amortised on a straight-line basis over the period from the date of issue of such convertible notes to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

(k) **Impairment of assets**

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities (except for those accounted for at fair value under notes 1(c) and (d));

— positive goodwill;

— investment properties under development;

— properties held for and under development for sale; and

— leasehold land.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of such an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(l) **Construction contracts**

The accounting policy for contract revenue is set out in note 1(r)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" as an asset or "Amounts due to customers for contract work" as a liability.

(m) **Cash equivalents**

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the HLD Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) **Guaranteed convertible notes**

Guaranteed convertible notes issued are stated in the balance sheet at their principal value.

(o) **Employee benefits**

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the HLD Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the HLD Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to the defined contribution retirement scheme and the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the profit and loss account as incurred.

(iii) When the HLD Group grants employees options to acquire shares of the subsidiaries at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the HLD Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) **Income tax**

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the HLD Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the HLD Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the HLD Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) **Provisions and contingent liabilities**

Provisions are recognised for liabilities of uncertain timing or amount when HLD or the HLD Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) **Recognition of revenue**

Provided it is probable that the economic benefits will flow to the HLD Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) *Sale of properties*

Revenue arising from the development of properties for sale together with the interest earned on the instalment sales of properties are recognised upon the sale of properties or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Interest income*

Interest income earned on loans and advances to customers and from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) *Income from construction contracts*

When the outcome of the construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) *Toll fee income*

Toll fee income is recognised on a cash receipt basis.

(vi) *Hotel operation*

Income from hotel operation is recognised when services are provided.

(vii) *Sale of goods*

Sale of goods from department store operation is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

(s) **Translation of foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(t) **Borrowing costs**

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for their intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the assets are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(u) **Related parties**

For the purpose of these accounts, parties are considered to be related to the HLD Group if the HLD Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the HLD Group and the party are subject to common control or common significant influence.

(v) **Segment reporting**

A segment is a distinguishable component of the HLD Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the HLD Group's internal financial reporting system, the HLD Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses, taxation and minority interests.

(w) **Recently issued accounting standards**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for Hong Kong Financial Reporting Standard 3 "Business combinations" which is applicable to business combinations with agreement date on or after 1 January 2005. The new HKFRSs would therefore be effective for the HLD Group's accounts for the year ending 30 June 2006.

The HLD Group has early adopted Hong Kong Accounting Standard 40 "Investment property" ("HKAS 40") and HK(SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" ("HK(SIC) Int 21") issued by the HKICPA in the preparation of the accounts for the year ended 30 June 2005. Details of the changes in accounting policies are set out in note 2 below.

The HLD Group has not early adopted any other new HKFRSs in the accounts for the year ended 30 June 2005 but has commenced an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the HK Interpretation 2 "The appropriate policies for hotel properties" ("HK Int 2"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 36 "Impairment of assets" ("HKAS 36") and Hong Kong Financial Reporting Standard 3 "Business combinations ("HKFRS 3") would have the following impact on its result of operations and financial position:

(i) *Hotel properties (HK Int 2, The appropriate policies for hotel properties)*

In prior years, the HLD Group's hotel properties were stated at their open market value based on an annual professional valuation and no deprecation is provided on hotel properties held on lease of more than 20 years as they are maintained in a continuous state of proper repair and improvements thereto from time to time.

Following the adoption of HK Int 2, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

(ii) *Leasehold land and buildings held for own use (HKAS 17, Leases)*

In prior years, leasehold land and buildings were stated at cost less accumulated depreciation and impairment losses.

Following the adoption of HKAS 17, the HLD Group's leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold interest in the land at the time the lease was first entered into by the HLD Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. If these two elements cannot be allocated reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation and impairment losses.

Land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. Any buildings held for own use which are situated on such land leases continued to be stated at cost less accumulated depreciation and impairment losses.

Had this revised accounting standard been adopted for the year ended 30 June 2005, the leasehold interest in the land previously included in "Other land and buildings" would be shown separately as "Leasehold land" with comparative amounts restated. There is no significant impact on the HLD Group's profit attributable to the HLD Shareholders and net assets as a result of the adoption of this new policy.

(iii) *Leasehold land held for redevelopment for sale (HKAS 17, Leases)*

In prior years, leasehold land held for redevelopment for sale was stated at cost less impairment losses.

Following the adoption of HKAS 17, land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. If the property is in the course of development or re-development, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge for the period is recognised in the profit and loss account immediately.

(iv) *Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)*

In prior years:

— positive or negative goodwill which arose prior to 1 July 2001 was taken directly to reserves at the time it arose, and was not recognised in the consolidated profit and loss account until disposal or impairment of the acquired business;

— positive goodwill which arose on or after 1 July 2001 was amortised on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

— negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/amortised non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the consolidated profit and loss account as those expected losses were incurred.

Following the adoption of HKFRS 3 and HKAS 36, the HLD Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also, in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated profit and loss account as it arises. Previously recognised negative goodwill as of 1 July 2005 will be derecognised, with a corresponding adjustment to the opening balance of retained profits.

The new policy in respect of positive goodwill will be applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts will not be restated, the cumulative amount of amortisation as of 1 July 2005 will be offset against the cost of the goodwill and no amortisation charge for goodwill will be recognised in the consolidated profit and loss account for the year ending 30 June 2006.

Also, in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserve (i.e. goodwill which arose before 1 July 2001) will not be recognised in the consolidated profit and loss account on disposal or impairment of the acquired business, or under any other circumstances.

The HLD Group will be continuing its assessment of the impact of the other new HKFRSs and other significant changes may be identified as result.

2. CHANGES IN ACCOUNTING POLICIES

(a) Investment properties (HKAS 40, Investment property, and HK(SIC) Int 21, Income taxes - recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) *Timing of recognition of movements in fair value in the profit and loss account*

In prior years, movements in the fair value of the HLD Group's investment properties were recognised directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on a portfolio basis, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

In addition, in prior years, land which the HLD Group held for development for investment or an undetermined future purpose was stated at cost less impairment losses.

Following the early adoption of HKAS 40 as from 1 July 2004:

— changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has increased by HK$11,520,049,000 (2003

- HK$7,876,093,000) to include all of the HLD Group's previous property revaluation reserve relating to investment properties. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$7,327,127,000 (2004 - HK$3,643,956,000). There is no impact on the HLD Group's net assets as at the years end as a result of the adoption of this new policy.

— land held for development for investment or an undetermined future purpose is recognised as "investment property" and movements in the fair value of these properties are now recognised directly in the profit and loss account as they arise in accordance with the fair value model in HKAS 40.

This change was adopted by reducing the opening balance of retained profits as of 1 July 2004 by HK$937,193,000. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$434,164,000. Comparative amounts have not been restated as permitted under the transitional provisions of HKAS 40.

(ii) *Measurement of deferred tax on movements in fair value*

In prior years, the HLD Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the HLD Group's investment properties located in Hong Kong, no deferred tax was provided in prior years.

As from 1 July 2004, in accordance with HK(SIC) Int 21, the HLD Group recognises deferred tax on movements in the value of an investment property using tax rate that is applicable to the property's use, if the HLD Group has no intention to sell it and the property would have been depreciable had the HLD Group not adopted the fair value model.

This change in accounting policy has been adopted retrospectively. As a result of the early adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has reduced by HK$2,723,329,000 (2003 — HK$2,190,384,000) and deferred tax liabilities has increased by HK$2,475,365,000 (2003 — HK$2,054,574,000). In addition, the HLD Group's taxation expense and profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$1,352,785,000 (2004 — HK$603,355,000) and decreased by HK$1,214,876,000 (2004 — HK$532,945,000) respectively.

Regarding the land held for development for investment, this change in accounting policy was adopted by reducing the opening balance of retained profits as of 1 July 2004 by HK$34,980,000 and increasing deferred tax liabilities by the same amount. In addition, the HLD Group's taxation expense and profit attributable to the HLD Shareholders for the year ended 30 June 2005 has increased by HK$72,564,000 and decreased by HK$67,677,000 respectively.

(b) Infrastructure facilities (HK Interpretation 1, The appropriate policies for infrastructure facilities ("HK Int 1"))

In prior years, amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of calculation whereby annual amortisation and depreciation amounts compounded at a fixed rate per annum will be equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

Following the adoption of HK Int 1 as from 1 July 2004, the HLD Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the HLD Group are provided on a straight-line basis.

The new accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1 July 2004 has reduced by HK$29,201,000 (2003 — HK$32,477,000) and the balances of the HLD Group's other fixed assets, minority interests and deferred tax liabilities at 30 June 2004 have decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. In addition, the HLD Group's profit attributable to the HLD Shareholders for the year ended 30 June 2005 has decreased by HK$5,790,000 (2004 — increased by HK$3,276,000).

(c) **Summary of the effect of changes in the accounting policies**

The following table sets out the adjustments that have been made as a result of the adoption of new accounting policies for the year:

	Opening balance of retained profits		Opening balance of property revaluation reserves		Profit attributable to HLD Shareholders	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Effect of new policy increase/(decrease)						
Prior period adjustments:						
HKAS 40						
Investment properties	8,796,720	5,685,709	(11,520,049)	(7,876,093)	6,112,251	3,111,011
Leasehold land held for development for investment or an undetermined future purpose *(note 2(a))*	—	—	—	—	366,487	—
HK Int 1						
Infrastructure facilities *(note 2(b))*	(29,201)	(32,477)	—	—	(5,790)	3,276
	8,767,519	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287
Opening balance adjustments:						
HKAS 40						
Leasehold land held for development for investment or an undetermined future purpose *(note 2(a))*	(972,173)	—	—	—	—	—
Total effect	7,795,346	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287

3. TURNOVER

The principal activity of HLD is investment holding and the principal activities of its subsidiaries are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

Turnover of the HLD Group represents proceeds from the sale of properties, rental and interest income, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, proceeds from department store operation, and others including management and sales commission, dividends from investments in securities and property management and security services income.

The major items are analysed as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Sale of properties	1,884,793	2,837,148
Rental income	2,096,940	2,017,239
Interest income	90,151	102,018
Building construction	639,608	781,457
Infrastructure	235,524	238,748
Hotel operation	120,309	116,272
Department store operation	134,348	122,904
Others	631,588	511,332
	5,833,261	6,727,118

4. OTHER REVENUE AND OTHER NET INCOME

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Other revenue:		
Interest income	70,535	39,758
Others	64,983	39,760
	135,518	79,518
Other net income:		
Profit/(loss) on disposal of other fixed assets	7,720	(30,934)
Profit on disposal of toll bridges	—	104,332
Profit on disposal of investments in securities	—	61,911
Others	(1,270)	23,185
	6,450	158,494

5. OTHER OPERATING (EXPENSES)/INCOME

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Provision on property projects	(227,903)	(27,633)
Provision on property projects written back	—	788,490
Bad debts written off	(24,737)	(109,861)
Others	(77,559)	(110,902)
	(330,199)	540,094

6. NON-OPERATING INCOME

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Premium on redemption of guaranteed convertible notes	444,904	—
Surplus on revaluation of investments in securities	25,072	48,901
(Impairment loss)/reversal of impairment loss in value of investment securities	(10,865)	119
Amortisation of goodwill	(63,933)	(31,075)
Loss on disposal of interest in subsidiaries	—	(6,396)
Impairment loss on positive goodwill	—	(4,000)
Impairment loss on other fixed assets	—	(435)
Others	317	1,926
	395,495	9,040

7. **PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION**

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging/(crediting):

(a) **Finance costs:**

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Bank interest	193,832	194,454
Interest on loans wholly repayable within five years	93,616	54,667
Finance charges on obligations under finance leases	14	4
Other borrowing costs	115,227	56,864
	402,689	305,989
Less: Amount capitalised*		
— interest	(174,579)	(162,618)
— other borrowing costs	(18,652)	(32,525)
	209,458	110,846

* The borrowing costs have been capitalised at rates ranging from 1.75% to 2.04% (2004 - from 1.68% to 1.74%) per annum.

(b) **Items other than those separately disclosed in notes 3 to 7(a):**

	HLD Group	
	2005	**2004 restated**
	HK$'000	*HK$'000*
Amortisation and depreciation		
— owned assets	125,556	113,232
— assets held under finance leases	77	—
	125,633	113,232
Less: Amount capitalised	(58)	(443)
	125,575	112,789
Staff costs — including retirement costs of HK$33,345,000 (2004 - HK$32,292,000)	854,703	756,373
Less: Amount capitalised (including retirement costs of HK$823,000 (2004 - HK$776,000))	(30,480)	(20,521)
	824,223	735,852
Cost of sales		
— completed properties for sale	1,210,377	2,237,049
— inventories	136,817	149,616
Amortisation of deferred expense	78,955	19,845
Auditors' remuneration	13,869	10,494
Rentals receivable from investment properties net of outgoings of HK$633,726,000 (2004 - HK$679,466,000)*	(1,047,005)	(958,532)
Other rental income less outgoings	(267,876)	(240,662)
Dividends from investments in securities		
— listed	(5,436)	(11,032)
— unlisted	(29,966)	(39,848)

* Included contingent rental income of HK$132,142,000 (2004 — HK$105,867,000).

8. SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Listed associates	2,666,158	1,698,356
Unlisted associates	649,173	88,406
	3,315,331	1,786,762

9. INCOME TAX

(a) Income tax in the consolidated profit and loss account represents:

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Current tax — Provision for Hong Kong Profits Tax		
Tax for the year	262,848	193,797
(Over)/under-provision in respect of prior years	(8,272)	979
	254,576	194,776
Current tax — Provision for taxation outside Hong Kong		
Tax for the year	28,511	26,492
Under/(over)-provision in respect of prior years	4,650	(162)
	33,161	26,330
Deferred tax		
Origination and reversal of temporary differences	1,077,237	410,467
Share of associates' taxation	573,773	324,357
Share of jointly controlled entities' taxation	462,595	162,954
	2,401,342	1,118,884

Provision for Hong Kong Profits Tax has been made at 17.5% on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) **Reconciliation between tax expense and accounting profit at applicable tax rates:**

	2005	2004 restated
	HK$'000	*HK$'000*
Profit from ordinary activities before taxation	14,732,414	8,168,096
Notional tax on profit from ordinary activities before taxation, calculated at the rates applicable to profits in the countries concerned	2,507,823	1,437,794
Tax effect of non-deductible expenses	80,353	55,136
Tax effect of non-taxable revenue	(175,824)	(246,705)
Tax effect of current year's tax losses not recognised	53,259	47,511
Tax effect of prior year's tax losses utilised	(29,669)	(64,527)
Tax effect of unused tax losses not recognised in prior years but recognised in the current year	(30,978)	(114,364)
Tax effect of temporary differences not recognised	—	3,222
(Over)/under-provision in prior years	(3,622)	817
Actual tax expense	2,401,342	1,118,884

(c) **Deferred tax assets and liabilities recognised:**

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:

	Depreciation allowances in excess of related depreciation	Revaluation of properties	Elimination and capitalisation of expenses	Fair value adjustment on business combination	Gain on disposal of property, plant and equipment	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003							
— as previously reported	404,464	32,000	370,361	166,800	—	(87,432)	886,193
— prior period adjustment	(13,805)	2,168,060	(62,187)	—	—	(57,179)	2,034,889
— as restated	390,659	2,200,060	308,174	166,800	—	(144,611)	2,921,082
Charged/(credited) to profit and loss account	72,393	414,565	(14,868)	—	15,212	(76,835)	410,467
At 30 June 2004 (restated)	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
At 1 July 2004							
— as previously reported	473,554	32,000	353,493	166,800	15,212	(161,792)	879,267
— prior period adjustment	(10,502)	2,582,625	(60,187)	—	—	(59,654)	2,452,282
— as restated	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
Opening balance adjustment	—	38,452	—	—	—	(3,472)	34,980
Charged/(credited) to profit and loss account	69,501	1,097,788	(38,440)	820	(625)	(51,807)	1,077,237
At 30 June 2005	532,553	3,750,865	254,866	167,620	14,587	(276,725)	4,443,766

	HLD Group	
	2005	2004 restated
	HK$'000	*HK$'000*
Net deferred tax assets recognised in the consolidated balance sheet	(235,618)	(208,675)
Net deferred tax liabilities recognised in the consolidated balance sheet	4,679,384	3,540,224
	4,443,766	3,331,549

(d) **Deferred tax assets not recognised:**

Deferred tax assets have not been recognised in respect of the following items:

	2005		2004	
	Deductible temporary differences/ tax losses	Deferred tax asset	Deductible temporary differences/ tax losses restated	Deferred tax asset restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deductible temporary differences	105,312	18,430	208,498	36,487
Future benefits of tax losses				
— Hong Kong *(note (a))*				
— Assessed by the Inland Revenue Department	1,025,928	179,537	1,115,378	195,191
— Not yet assessed by the Inland Revenue Department	1,641,810	287,317	1,974,953	345,617
— Outside Hong Kong *(note (b))*	509,480	158,660	443,450	141,750
	3,282,530	643,944	3,742,279	719,045

The HLD Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

Notes:

(a) The tax losses do not expire under current tax legislation.

(b) The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they were incurred.

10. PROFIT ATTRIBUTABLE TO HLD SHAREHOLDERS

The consolidated profit attributable to the HLD Shareholders includes a profit of HK$865,053,000 (2004 — HK$944,607,000) which has been dealt with in the accounts of HLD.

11. DIVIDENDS

(a) Dividends attributable to the year

	2005	2004
	HK$'000	*HK$'000*
Interim dividend declared and paid of HK$0.4 per share (2004 — HK$0.35 per share)	725,832	635,103
Final dividend proposed after the balance sheet date of HK$0.6 per share (2004 — HK$0.55 per share)	1,088,748	998,019
	1,814,580	1,633,122

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2005	2004
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the year of HK$0.55 per share (2004 — HK$0.45 per share)	998,019	816,561

12. EARNINGS PER HLD SHARE

The calculation of earnings per HLD Share is based on the profit attributable to the HLD Shareholders of HK$10,853,521,000 (2004 (restated) — HK$6,173,343,000) and on 1,814,580,000 ordinary shares (2004 — weighted average number of 1,786,544,918 ordinary shares) in issue during the year. Diluted earnings per HLD Share for the year is not presented because the existence of outstanding guaranteed convertible notes during the years ended 30 June 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per HLD Share.

13. SEGMENTAL INFORMATION

Segment information is presented in respect of the HLD Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the HLD Group's internal financial reporting.

Business segments:

The HLD Group comprises the following main business segments:

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services.

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30 June 2005										
Turnover	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588	—	5,833,261
Other revenue (excluding bank interest income)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	—	89,494
External revenue	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	—	5,922,755
Inter-segment revenue	—	198,261	1,336	377,439	—	—	3	31,428	(608,467)	—
Total revenue	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
Segment results	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
Inter-segment transactions	10,660	(87,434)	(1,335)	(25,408)	—	49,848	16,706	17,867		(19,096)
Contribution from operations	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
Provision on property projects	(227,903)	—	—	—	—	—	—	—		(227,903)
Bank interest income										46,024
Unallocated operating expenses net of income										(322,825)
Profit from operations										1,763,834
Increase in fair value of investment properties	188,960	6,564,911	—	—	—	—	—	—		6,753,871
Finance costs										(209,458)
Non-operating income										395,495
										8,703,742
Share of profits less losses of associates										3,315,331
Share of profits less losses of jointly controlled entities	1,299,012	1,385,584	12,019	8,276	—	—	—	8,450		2,713,341
Income tax										(2,401,342)
Minority interests										(1,477,551)
Profit attributable to HLD Shareholders										10,853,521
Depreciation and amortisation for the year	(680)	(5,843)	—	(553)	(55,401)	(752)	(13,687)	(48,659)		
Segment assets	25,078,942	41,827,597	1,284,491	144,268	1,253,565	1,312,739	52,535	721,772	(160,149)	71,515,760
Investments in associates										15,700,924
Investments in jointly controlled entities	3,443,383	7,533,636	235,882	43,985	—	2,094,564	—	48,348		13,399,798
Unallocated assets										5,478,470
Total assets										106,094,952
Segment liabilities	796,491	569,571	53,710	264,233	20,112	58,972	114,026	284,873	(160,149)	2,001,839
Unallocated liabilities										22,929,218
Total liabilities										24,931,057
Capital expenditure incurred during the year	2,878,837	823,450	—	705	1,635	1,905	12,795	7,639		

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30 June 2004 (restated)										
Turnover	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	—	6,727,118
Other revenue (excluding bank interest income)	10	3,159	5,463	1,550	3,363	24	799	52,580	—	66,948
External revenue	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	—	6,794,066
Inter-segment revenue	—	196,686	2,296	438,976	—	1,704	—	36,796	(676,458)	—
Total revenue	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
Segment results	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
Inter-segment transactions	38,840	(90,859)	(2,285)	(39,096)	—	42,709	17,540	25,953		(7,198)
Contribution from operations	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
Provision on property projects	(27,633)	—	—	—	—	—	—	—		(27,633)
Provision on property projects written back	788,490	—	—	—	—	—	—	—		788,490
Bank interest income										12,570
Unallocated operating expenses net of income										(263,208)
Profit from operations										2,444,819
Increase in fair value of investment properties	—	3,064,202	—	—	—	—	—	—		3,064,202
Finance costs										(110,846)
Non-operating income										9,040
										5,407,215
Share of profits less losses of associates										1,786,762
Share of profits less losses of jointly controlled entities	66,568	890,812	8,003	(12,252)	—	—	—	20,988		974,119
Income tax										(1,118,884)
Minority interests										(875,869)
Profit attributable to HLD Shareholders										6,173,343
Depreciation and amortisation for the year	(1,212)	(5,276)	(57)	(595)	(55,188)	(3,615)	(11,839)	(35,007)		
Impairment loss for the year	—	—	—	—	—	—	—	(435)		
Segment assets	21,018,953	36,771,861	1,789,422	258,244	1,225,854	1,226,633	48,277	660,563	(295,138)	62,704,669
Investments in associates										14,248,887
Investments in jointly controlled entities	3,756,419	6,233,514	379,820	21,478	—	1,584,041	—	43,958		12,019,230
Unallocated assets										4,802,817
Total assets										93,775,603
Segment liabilities	974,140	531,172	48,928	346,254	12,575	29,881	88,574	201,031	(295,138)	1,937,417
Unallocated liabilities										20,231,329
Total liabilities										22,168,746
Capital expenditure incurred during the year	763,998	123,009	—	40	1,223	1,143	9,818	8,159		

Geographical segments:

	Hong Kong	The People's Republic of China ("PRC")	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
For the year ended 30 June 2005			
Turnover	5,521,612	311,649	5,833,261
Other revenue (excluding bank interest income)	76,934	12,560	89,494
External revenue	5,598,546	324,209	5,922,755
Segment assets	59,993,877	11,682,032	
Capital expenditure incurred during the year	3,272,954	454,012	
For the year ended 30 June 2004 (restated)			
Turnover	6,364,676	362,442	6,727,118
Other revenue (excluding bank interest income)	60,120	6,828	66,948
External revenue	6,424,796	369,270	6,794,066
Segment assets	50,606,458	12,393,349	
Capital expenditure incurred during the year	899,302	8,088	

14. FIXED ASSETS

(a) HLD Group:

	Investment properties HK$'000	Investment properties under development HK$'000	Hotel properties HK$'000	Other land and buildings HK$'000	Properties under development for own use HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Others HK$'000	Total HK$'000
Cost or valuation:									
At 1 July 2004									
— as previously reported	32,394,678	—	1,209,000	508,310	—	789,529	560,929	694,503	36,156,949
— reclassification *(note i)*	5,226,089	206,862	—	—	504,729	—	—	—	5,937,680
— balance before opening balance adjustment	37,620,767	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	42,094,629
— opening balance adjustment *(note ii)*	(984,277)	—	—	—	—	—	—	—	(984,277)
— balance after opening balance adjustment	36,636,490	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	41,110,352
Additions	945,150	146,039	—	—	23,169	—	48	118,824	1,233,230
Acquisition of subsidiaries	10,446	—	—	—	—	—	—	—	10,446
Transfer from properties under development included under current assets	46,095	—	—	—	—	—	—	—	46,095
Disposals	(66,169)	—	—	—	—	—	(11,665)	(30,791)	(108,625)
Surplus on revaluation	6,753,871	—	62,800	—	—	—	—	—	6,816,671
At 30 June 2005	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169
Amortisation and depreciation:									
At 1 July 2004									
— as previously reported	—	—	—	71,023	—	163,176	62,349	591,043	887,591
— prior period adjustment *(note 2(b))*	—	—	—	—	—	30,067	70,779	—	100,846
— as restated	—	—	—	71,023	—	193,243	133,128	591,043	988,437
Charge for the year	—	—	—	7,099	—	34,691	19,097	64,746	125,633
Impairment loss *(note iii)*	—	—	—	—	204,043	—	—	—	204,043
Written back on disposal	—	—	—	—	—	—	(9,690)	(30,160)	(39,850)
At 30 June 2005	—	—	—	78,122	204,043	227,934	142,535	625,629	1,278,263
Net book value:									
At 30 June 2005	44,325,883	352,901	1,271,800	430,188	323,855	561,595	406,777	156,907	47,829,906
At 30 June 2004 (restated)	37,620,767	206,862	1,209,000	437,287	504,729	596,286	427,801	103,460	41,106,192
Cost or valuation at 30 June 2005 representing:									
Cost	—	352,901	—	442,230	527,898	789,529	549,312	782,536	3,444,406
Valuation									
— 30 June 1992	—	—	—	20,110	—	—	—	—	20,110
— 30 June 1994	—	—	—	45,970	—	—	—	—	45,970
— 30 June 2005	44,325,883	—	1,271,800	—	—	—	—	—	45,597,683
	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169

Notes:

(i) Following the early adoption of HKAS 40 as from 1 July 2004, certain properties to be developed for investment or for an undetermined future purpose have been reclassified from "Properties under development" and "Properties held for development" to "Investment properties" and "Investment properties under development" in accordance with the requirements of HKAS 40. In addition, certain properties have been reclassified to "Properties under development for own use" in order to better reflect the intended use of the properties held by the HLD Group.

(ii) The opening balance adjustment represents the decrease in the fair value as at 1 July 2004 of those properties to be developed for investment or for an undetermined future purpose as set out in note (i). No prior period adjustment to restate the comparative figures is required as permitted under the transitional provisions of HKAS 40.

(iii) During the year, based on the HLD Group's assessment of the recoverable amount of a project site intended for hotel development purpose, impairment loss of HK$204,043,000 is recognised in the profit and loss account.

(b) **The analysis of net book value of properties is as follows:**

	HLD Group	
	2005	**2004 restated**
	HK$'000	*HK$'000*
In Hong Kong		
— under long leases	4,802,776	3,426,226
— under medium-term leases	38,928,427	33,320,922
	43,731,203	36,747,148
Outside Hong Kong		
— under long leases	393	436
— under medium-term leases	3,941,403	4,255,148
	3,941,796	4,255,584
	47,672,999	41,002,732

The HLD Group's investment and hotel properties located in Hong Kong were revalued as at 30 June 2005 by an independent firm of professional surveyors, DTZ, whereas the investment properties located in the PRC were revalued by Mr Augustine Wong, the HLD Group's professional valuer who is a Fellow Member of The Hong Kong Institute of Surveyors, on an open market value basis in their existing state by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

The gross carrying amounts of investment and hotel properties of the HLD Group held for use in operating leases were HK$39,293,567,000 (2004 — HK$32,394,678,000) and HK$1,271,800,000 (2004 — HK$1,209,000,000) respectively.

The HLD Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years. At the end of the lease terms, the HLD Group has the option to purchase the assets at a price deemed to be a bargain purchase option. The net book value of assets held under finance leases of the HLD Group was HK$524,000 (2004 — HK$ Nil).

The HLD Group's toll highway operation rights are pledged as securities for certain bank loans.

15. INTEREST IN SUBSIDIARIES

	HLD	
	2005	**2004**
	HK$'000	*HK$'000*
Unlisted shares, at cost	2,355,074	2,355,074
Amounts due from subsidiaries	39,066,829	39,400,186
	41,421,903	41,755,260
Less: Impairment loss	(93,296)	(83,000)
	41,328,607	41,672,260
Amounts due to subsidiaries	(2,191,673)	(1,856,310)
	39,136,934	39,815,950

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into these accounts.

Details of principal subsidiaries are shown on pages 137 to 145.

16. INTEREST IN ASSOCIATES

	HLD Group		HLD	
	2005	2004 restated	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted				
Shares, at cost	—	—	166,367	168,367
Share of net assets	504,902	65,043	—	—
Amounts due from associates	1,671,670	1,929,636	513,114	750,305
	2,176,572	1,994,679	679,481	918,672
Less: Impairment loss	—	—	(49,038)	(49,038)
	2,176,572	1,994,679	630,443	869,634
Amounts due to associates	(34,660)	(19,105)	(19,926)	(62,241)
	2,141,912	1,975,574	610,517	807,393
Listed in Hong Kong				
Share of net assets	12,303,859	11,209,859	—	—
Goodwill	1,153,210	936,577	—	—
Amounts due from associates	122,434	145,924	—	—
	13,579,503	12,292,360	—	—
Amounts due to associates	(20,491)	(19,047)	—	—
	13,559,012	12,273,313	—	—
	15,700,924	14,248,887	610,517	807,393
Market value of listed shares	36,845,509	29,372,248	—	—

Details of principal associates are shown on page 146.

17. INTEREST IN JOINTLY CONTROLLED ENTITIES

	HLD Group		HLD	
	2005	2004 restated	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	—	—	10	10
Share of net assets	4,321,070	2,074,643	—	—
Amounts due from jointly controlled entities	9,101,934	9,973,414	119,530	114,253
	13,423,004	12,048,057	119,540	114,263
Amounts due to jointly controlled entities	(23,206)	(28,827)	(5,209)	(6,121)
	13,399,798	12,019,230	114,331	108,142

Details of principal jointly controlled entities are shown on page 147.

18. INVESTMENTS IN SECURITIES

HLD Group:

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities								
Listed in Hong Kong	—	—	—	—	276,947	167,304	276,947	167,304
Listed outside Hong Kong	—	—	21,203	20,314	—	—	21,203	20,314
Unlisted	—	—	85,769	96,655	21,882	30,181	107,651	126,836
	—	—	106,972	116,969	298,829	197,485	405,801	314,454
Debt securities								
Listed outside Hong Kong	11,465	11,699	—	—	—	—	11,465	11,699
Unlisted	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	—	—	—	—	11,465	52,795
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249
Market value of listed securities	11,088	11,936	22,113	28,966	276,947	167,304	310,148	208,206
Carrying amount analysed for reporting purposes as:								
Non-current	11,465	11,699	106,972	116,969	298,829	197,485	417,266	326,153
Current	—	41,096	—	—	—	—	—	41,096
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249

19. INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Under 1 month overdue	476,590	228,492
More than 1 month overdue and up to 3 months overdue	2,400	4,225
More than 3 months overdue and up to 6 months overdue	1,784	3,190
More than 6 months overdue	16,488	21,973
	497,262	257,880

20. DEFERRED EXPENSE

This represents arrangement fee incurred in connection with the issuance of the guaranteed convertible notes and is amortised on a straight-line basis over the term of the notes.

21. LONG TERM RECEIVABLE

The amount represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The portion of HK$22,530,000 (2004 — HK$38,110,000) expected to be received within one year is classified under "Debtors, prepayments and deposits".

22. PROPERTIES HELD FOR/UNDER DEVELOPMENT FOR SALE

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
In Hong Kong	3,719,087	4,042,361
In other areas of the PRC	5,126,840	4,690,563
	8,845,927	8,732,924

The amount of properties held for/under development for sale expected to be completed after more than one year is HK$7,710,843,000 (2004 — HK$7,901,975,000).

23. COMPLETED PROPERTIES FOR SALE

The completed properties for sale of the HLD Group include properties of HK$1,551,752,000 (2004 — HK$1,528,643,000) carried at net realisable value.

The amount of provision for a write-down of completed properties for sale to estimated net realisable value, recognised in the consolidated profit and loss account during the year, is HK$23,860,000 (2004 — reversal of a write-down of HK$425,884,000).

24. INVENTORIES

The HLD Group's inventories of HK$901,000 (2004 — HK$1,093,000) are carried at net realisable value.

25. AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	1,270,478	647,138
Progress billings	(1,215,722)	(655,787)
Net contract work	54,756	(8,649)
Represented by:		
Amounts due from customers for contract work	63,001	25,684
Amounts due to customers for contract work	(8,245)	(34,333)
	54,756	(8,649)

The amounts due from customers for contract work expected to be recovered after more than one year is HK$661,000 (2004—HK$4,100,000).

26. DEPOSITS FOR ACQUISITION OF PROPERTIES

Deposits for acquisition of properties include HK$1,177,406,000 (2004 — HK$1,177,406,000) paid for the acquisition of a property located in the PRC and HK$561,000,000 (2004 — HK$Nil) paid for the acquisition of certain pieces of land located in Macau.

27. DEBTORS, PREPAYMENTS AND DEPOSITS

The HLD Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Under 1 month overdue	206,696	120,413	—	—
More than 1 month overdue and up to 3 months overdue	31,502	29,149	—	—
More than 3 months overdue and up to 6 months overdue	14,069	14,716	—	—
More than 6 months overdue	142,383	115,651	—	—
	394,650	279,929	—	—
Prepayments, deposits and other receivables	941,787	817,119	35,340	24,928
	1,336,437	1,097,048	35,340	24,928

The debtors, prepayments and deposits of the HLD Group include HK$659,863,000 (2004 — HK$543,010,000) which is expected to be recovered after more than one year. Apart from the above, all of the balances are expected to be recovered within one year.

28. CASH AND CASH EQUIVALENTS

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks and other financial institutions	4,023,276	3,481,601	—	—
Cash at bank and in hand	312,182	301,249	336	291
Cash and cash equivalents in the balance sheets	4,335,458	3,782,850	336	291
Bank overdrafts	(104,285)	(229,135)		
Cash and cash equivalents in the cash flow statement	4,231,173	3,553,715		

29. BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Bank loans and overdrafts *(note a)*		
— Secured	228,806	237,664
— Unsecured	15,782,957	4,972,867
	16,011,763	5,210,531
Unsecured other loans *(note b)*	—	38,647
	16,011,763	5,249,178

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(a) **Bank loans and overdrafts are repayable as follows:**		
Within 1 year and included in current liabilities	3,097,364	1,222,733
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	4,920,139	2,808,744
After 2 years but within 5 years	6,744,260	1,179,054
After 5 years	1,250,000	—
	12,914,399	3,987,798
	16,011,763	5,210,531

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(b) **Unsecured other loans are repayable as follows:**		
Within 1 year and included in current liabilities	—	26,320
After 2 years but within 5 years and included in non-current liabilities	—	12,327
	—	38,647

30. RENTAL AND OTHER DEPOSITS

The rental and other deposits of the HLD Group include HK$195,587,000 (2004 — HK$182,343,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

31. CREDITORS AND ACCRUED EXPENSES

The creditors and accrued expenses of the HLD Group include HK$340,571,000 (2004 — HK$212,866,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

The ageing analysis of trade creditors is as follows:

	HLD Group		HLD	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Due within 1 month and on demand	353,405	453,807	—	—
Due after 1 month but within 3 months	121,949	139,579	—	—
Due after 3 months but within 6 months	40,607	37,539	—	—
Due after 6 months	591,243	441,568	—	—
	1,107,204	1,072,493	—	—
Other payables and accrued expenses	620,230	574,278	89,721	90,169
	1,727,434	1,646,771	89,721	90,169

32. GUARANTEED CONVERTIBLE NOTES

(i) On 9 February 2004, a subsidiary of the HLD Group issued guaranteed convertible notes (the "Notes") with an aggregate principal amount of HK$5,750,000,000 at an issue price equal to 100% of the principal amount of the Notes. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears on 9 August and 9 February of each year commencing 9 August 2004. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 82% of the principal amount plus any accrued interest on 9 February 2006, or at the option of the holder at 92% of the principal amount plus any accrued interest on 8 February 2005. The Notes are guaranteed by HLD.

(ii) The Notes are convertible after 9 March 2004 up to and including 10 January 2006 into fully paid HLD Shares at an initial conversion price, subject to certain events, of HK$48.96 per HLD Share.

(iii) During the year, HK$5,561,300,000 of the Notes were redeemed at 92% of the principal amount plus the accrued interest and no Notes were converted into any HLD Shares.

33. OBLIGATIONS UNDER FINANCE LEASES

At 30 June 2005, the HLD Group had obligations under finance leases repayable as follows:

	2005			2004		
	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within 1 year and included in current liabilities	114	18	132	—	—	—
After 1 year and included in non-current liabilities						
After 1 year but within 2 years	118	13	131	—	—	—
After 2 years but within 5 years	298	14	312	—	—	—
	416	27	443	—	—	—
	530	45	575	—	—	—

34. SHARE CAPITAL

	HLD Group and HLD			
	No. of HLD Shares		Nominal value	
	2005	2004	2005	2004
	'000	*'000*	*HK$'000*	*HK$'000*
Authorised				
HLD Shares	2,600,000	2,000,000	5,200,000	4,000,000
Issued and fully paid				
HLD Shares				
At 1 July	1,814,580	1,722,140	3,629,160	3,444,280
Issue of HLD Shares	—	92,440	—	184,880
At 30 June	1,814,580	1,814,580	3,629,160	3,629,160

By an ordinary resolution passed at the Annual General Meeting of HLD held on 6 December 2004, the authorised share capital of HLD was increased to HK$5,200,000,000 by the creation of an additional 600,000,000 HLD Shares ranking for dividend and in all other respects pari passu with the existing HLD Shares.

35. RESERVES

HLD Group:

	Share premium	Property revaluation reserves restated	Reserve on consolidation	Capital redemption reserve	Exchange reserve	Other reserve	Retained profits restated	Total restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003								
— as previously reported	8,387,915	8,696,443	1,446,702	20,200	(3,815)	2,456	30,934,838	49,484,739
— prior period adjustments in respect of:								
— investment properties	—	(7,876,093)	—	—	—	—	5,685,709	(2,190,384)
— infrastructure facilities	—	—	—	—	—	—	(32,477)	(32,477)
— as restated	8,387,915	820,350	1,446,702	20,200	(3,815)	2,456	36,588,070	47,261,878
Premium on issue of shares	2,769,595	—	—	—	—	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	—	—	—	—	(64)
Surplus on revaluation of other properties	—	54,288	—	—	—	—	—	54,288
Share of surplus on revaluation of other properties in associates	—	44,887	—	—	—	—	—	44,887
Impairment loss on positive goodwill	—	—	2,613	—	—	—	—	2,613
Exchange difference arising from investment in a foreign entity	—	—	—	—	(110)	—	—	(110)
Transfer to other reserve	—	—	—	—	—	1,430	(1,430)	—
Dividends approved in respect of the previous year *(note 11(b))*	—	—	—	—	—	—	(816,561)	(816,561)
Profit for the year	—	—	—	—	—	—	6,173,343	6,173,343
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	—	—	—	—	(635,103)	(635,103)
At 30 June 2004	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
Dealt with by:								
HLD and subsidiaries	11,157,446	235,475	1,449,315	20,200	—	3,886	38,056,565	50,922,887
Associates and jointly controlled entities	—	684,050	—	—	(3,925)	—	3,251,754	3,931,879
	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766

	Share premium	Property revaluation reserves restated	Reserve on consolidation	Capital redemption reserve	Exchange reserve	Other reserve	Retained profits restated	Total restated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2004								
— as previously reported	11,157,446	12,439,574	1,449,315	20,200	(3,925)	3,886	32,540,800	57,607,296
— prior period adjustments in respect of:								
— investment properties	—	(11,520,049)	—	—	—	—	8,796,720	(2,723,329)
— infrastructure facilities	—	—	—	—	—	—	(29,201)	(29,201)
— as restated, before opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
— opening balance adjustment in respect of investment properties *(note 2(c))*	—	—	—	—	—	—	(972,173)	(972,173)
— as restated, after opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	40,336,146	53,882,593
Surplus on revaluation of other properties	—	57,550	—	—	—	—	—	57,550
Exchange difference arising from investment in a foreign entity	—	—	—	—	7	—	—	7
Transfer to other reserve	—	—	—	—	—	1,404	(1,404)	—
Dividends approved in respect of the previous year *(note 11(b))*	—	—	—	—	—	—	(998,019)	(998,019)
Profit for the year	—	—	—	—	—	—	10,853,521	10,853,521
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	—	—	—	—	(725,832)	(725,832)
At 30 June 2005	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820
Dealt with by:								
HLD and subsidiaries	11,157,446	293,025	1,449,315	20,200	—	5,290	42,222,691	55,147,967
Associates and jointly controlled entities	—	684,050	—	—	(3,918)	—	7,241,721	7,921,853
	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820

HLD:

	Share premium	Capital redemption reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 July 2003	8,387,915	20,200	26,366,786	34,774,901
Premium on issue of shares	2,769,595	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	(64)
Dividends approved in respect of the previous year *(note 11(b))*	—	—	(816,561)	(816,561)
Profit for the year	—	—	944,607	944,607
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	(635,103)	(635,103)
At 30 June 2004	11,157,446	20,200	25,859,729	37,037,375
At 1 July 2004	11,157,446	20,200	25,859,729	37,037,375
Dividends approved in respect of the previous year *(note 11(b))*	—	—	(998,019)	(998,019)
Profit for the year	—	—	865,053	865,053
Dividends declared and paid in respect of the current year *(note 11(a))*	—	—	(725,832)	(725,832)
At 30 June 2005	11,157,446	20,200	25,000,931	36,178,577

The application of the share premium account is governed by Section 48B of the Companies Ordinance.

The application of capital redemption reserve is governed by Section 49H of the Companies Ordinance.

The property revaluation reserves, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities, the valuation of properties and foreign currency translation (note 1).

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

36. DISTRIBUTABLE RESERVES

The distributable reserves of HLD at 30 June 2005 amounted to HK$25,000,931,000 (2004 — HK$25,859,729,000).

37. COMMITMENTS

At 30 June 2005, the HLD Group had commitments not provided for in these accounts as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	638,106	92,058
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	1,691,279	1,764,234
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	4,859,480	5,705,485
	7,188,865	7,561,777

Based on information available at the balance sheet date, the directors estimate that the HLD Group's commitments disclosed above are payable as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 year	2,341,168	2,669,710
After 1 year but within 2 years	2,664,587	2,090,280
After 2 years	2,183,110	2,801,787
	7,188,865	7,561,777

38. SIGNIFICANT LEASING ARRANGEMENTS

At 30 June 2005, the HLD Group is both a lessor and a lessee under operating leases. Details of the HLD Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The HLD Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 14.

During the current year, HK$2,096,940,000 (2004 — HK$2,017,239,000) was recognised as rental income in the consolidated profit and loss account in respect of operating leases.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 1 year	1,469,601	1,402,478
After 1 year but within 5 years	898,862	1,086,502
After 5 years	25,456	135,342
	2,393,919	2,624,322

(b) **Lessee**

(i) The HLD Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

During the current year, HK$46,183,000 (2004 — HK$26,971,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Within 1 year	37,642	33,548
After 1 year but within 5 years	74,996	72,874
After 5 years	13,703	19,575
	126,341	125,997

(ii) The HLD Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three month to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$3,763,000 (2004 — HK$5,237,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	HLD Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 year	694	2,476
After 1 year but within 5 years	48	252
	742	2,728

39. CONTINGENT LIABILITIES

At 30 June 2005, contingent liabilities of the HLD Group and of HLD were as follows: —

	HLD Group		HLD	
	2005	2004	2005	2004
	HK'000	*HK'000*	*HK$'000*	*HK$'000*
(a) Guarantees given by HLD and its subsidiaries to financial institutions on behalf of purchasers of flats	162,189	215,576	849	2,020
(b) Guarantees given by HLD to banks to secure banking facilities of subsidiaries	—	—	15,470,201	4,499,475
(c) Guarantees given by HLD to banks to secure banking facilities of an associate and a jointly controlled entity	2,241,017	2,322,385	2,241,017	2,322,385
(d) Guarantees given by HLD to holders of HLD Convertible Notes	—	—	189,444	5,772,681
	2,403,206	2,537,961	17,901,511	12,596,561

(e) Pursuant to an indemnity deed dated 15 March 1996 signed between HLD and a subsidiary, HLD, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and LAT ("Land Appreciation Tax") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31 December 1995. At 30 June 2005, HLD had contingent PRC Income Tax and LAT liabilities of HK$46 million (2004 — HK$110 million) and HK$38 million (2004 — HK$38 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties at 30 June 2005.

(f) At 30 June 2005, the HLD Group had contingent liabilities in respect of performance bonds to guarantee for a due and proper performance of the subsidiaries' obligations amounting to HK$73,090,000 (2004 — HK$32,390,000).

40. MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the HLD Group and its fellow subsidiaries are as follows:—

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Other interest expense *(note i)*	12,057	18,643
Loan arrangement fee *(note i)*	—	14,217
Building management service income *(note iii)*	—	32,070
Rental commission income *(note iii)*	916	16,150

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the HLD Group and its associates and jointly controlled entities are as follows:—

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Other interest income *(note i)*	44,504	33,482
Building construction income *(note ii)*	634,477	748,062
Management fee income *(note iii)*	20,830	30,010
Professional fee income *(note iii)*	37,999	10,384
Sales commission income *(note iii)*	149,180	3,140
Rental expenses *(note iii)*	30,734	8,840

(c) Transactions with related companies

Details of material related party transactions between the HLD Group and its related companies which represented trust funds managed by the directors of the HLD Group are as follows:—

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Building management service income *(note iii)*	23,086	4,092
Rental commission income *(note iii)*	14,400	7,282
Sales commission income *(note iii)*	2,685	8,787
Building construction income *(note ii)*	—	29,394

In addition, the HLD Group and one of its related companies entered into a rental agreement dated 30 March 2004 for leasing certain units of the HLD Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent free period from 1 April 2004 to 30 September 2004. The total rental income and receivable from the related company during the year and as at 30 June 2005 is HK$636,000 (note iii).

Notes:

(i) Loan arrangement fee, interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30 June 2005 is shown in the balance sheet. The amounts due to/from associates and jointly controlled entities at 30 June 2005 are set out in notes 16 and 17 respectively.

(d) **Transactions with companies controlled by an HLD Director**

Lee Ka Kit, an HLD Director, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of HLD or the HLD Group and through which the HLD Group holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30 June 2005, the advances made to these subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$472,128,000 (2004 — HK$470,464,000) and HK$537,055,000 (2004 — HK$586,821,000) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr Lee under such arrangements during the years ended 30 June 2004 and 2005.

41. DIRECTORS' REMUNERATION

The remuneration of the HLD Directors is as follows:

	Fees	Basic salaries, other allowances and emolument	Discretionary bonuses	Retirement scheme contributions	2005 Total	2004 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive directors						
Lee Shau Kee	110	2,786	—	—	2,896	3,385
Lee Ka Kit	110	4,074	—	—	4,184	4,453
Lam Ko Yin, Colin	110	4,112	10,880	207	15,309	10,353
Lee Ka Shing	110	3,590	—	115	3,815	3,184
Lee King Yue	90	2,551	—	142	2,783	2,595
Fung Lee Woon King	50	5,049	1,970	187	7,256	8,174
Leung Sing	70	3,807	4,300	211	8,388	7,993
Lau Yum Chuen, Eddie	70	—	—	—	70	70
Li Ning	70	2,821	—	99	2,990	2,884
Kwok Ping Ho, Patrick	90	2,935	—	163	3,188	2,946
Ho Wing Fun	90	2,479	1,970	138	4,677	4,302
Yip Ying Chee, John	70	4,018	7,000	223	11,311	9,715
Suen Kwok Lam	70	3,264	2,500	181	6,015	4,363
Independent non-executive directors						
Kwong Che Keung, Gordon	90	610	—	—	700	—
Ko Ping Keung	90	510	—	—	600	—
Wu King Cheong	70	215	—	—	285	—
Wu Shu Chih, Alex (passed away)	90	305	—	—	395	—
Non-executive directors						
Lo Tak Shing	50	—	—	—	50	50
Woo Po Shing	70	—	—	—	70	70
Lee Tat Man	70	—	—	—	70	70
Leung Hay Man	70	530	—	—	600	220
Lee Pui Ling, Angelina	50	100	—	—	150	150
Kan Fook Yee	70	1,000	—	—	1,070	1,070
Vincent Liang	—	—	—	—	—	—
Woo Ka Biu, Jackson	20	80	—	—	100	100
Total	1,850	44,836	28,620	1,666	76,972	66,147

There was no arrangement under which an HLD Director had waived or agreed to waive any remuneration during the current and prior years.

42. SENIOR MANAGEMENT REMUNERATION

Of the five individuals with the highest emoluments, four (2004 — four) of them are HLD Directors whose emoluments are disclosed in note 41. The aggregate of the emoluments in respect of the other one (2004 — one) individual are as follows:

	HLD Group	
	2005	**2004**
	HK$'000	*HK$'000*
Salaries and other emoluments	3,363	3,243
Discretionary bonuses	3,500	2,000
Retirement scheme contributions	187	180
	7,050	5,423

43. POST BALANCE SHEET EVENTS

(a) Privatisation of Henderson China Holdings Limited ("Henderson China")

On 12 August 2005, HLD and its subsidiary, Henderson China, issued a joint announcement regarding the privatisation of Henderson China by HLD by way of a scheme of arrangement involving the cancellation and extinguishment of shares in Henderson China at the cancellation price of HK$8 per share. The listing of the shares in Henderson China on the Stock Exchange was withdrawn on 15 August 2005 and Henderson China became a wholly-owned subsidiary of HLD after the privatisation.

The cancellation price for the privatisation paid by HLD was approximately HK$1,381 million. Upon the privatisation, there is an excess of HLD's interest in the net assets value of Henderson China over its total cost of acquisition of approximately HK$779 million. Such excess will be recognised directly in the consolidated profit and loss account for the year ending 30 June 2006 upon the adoption of HKFRS 3 "Business combinations".

(b) Proposed privatisation of Henderson Cyber

On 16 August 2005, HLD together with its subsidiaries, HIL and Henderson Cyber, as well as its associate, Hong Kong China Gas, issued a joint announcement regarding a proposed privatisation of Henderson Cyber by HIL and Hong Kong China Gas which involves the cancellation and extinguishment of shares in Henderson Cyber at the cancellation price of HK$0.42 per share.

The cancellation price payable by HIL is estimated at HK$253 million. Should the proposed privatisation of Henderson Cyber become effective, HIL's equity interest in Henderson Cyber will increase to 78.69%.

44. ULTIMATE HOLDING COMPANY

The HLD Directors consider that the ultimate holding company at 30 June 2005 to be Henderson Development, incorporated in Hong Kong.

45. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies for investment properties and infrastructure facilities, details of which are set out in note 2.

The classification of certain properties has been changed due to the early adoption of HKAS 40. As a result, certain properties to be developed for investment or for an undetermined future purpose previously included under "Properties under development" and "Properties held for development" are now classified as "Investment properties" and "Investment properties under development". In addition, certain properties are reclassified to "Properties under development for own use" and "Properties held for/under development for sale" in order to better reflect the intended use of the properties held by the HLD Group. Accordingly, comparative figures have been reclassified to conform with the current year's presentation.

PRINCIPAL SUBSIDIARIES
at 30 June 2005

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(A)	**PROPERTY DEVELOPMENT**				
(i)	**Incorporated and operates in Hong Kong**				
	Avion Investment Limited	3,000,000	1	100	—
	Bauer Investment Limited	500	100	100	—
	Billion Nice Development Limited	2	1	—	100
	Billion Talent Development Limited	2	1	—	100
	Bothluck Development Limited	10,000	1	100	—
	Bottcher Investment Limited	20,000	100	—	100
*	Bright Trade Development Limited	1,000	1	—	100
*	Camleigh Investment Limited	100,000+	10	100	—
*	Camleigh Investment Limited	2++	10	—	—
*	Camleigh Investment Limited	40,000+++	100	100	—
*	Camus Investment Limited	1,000	100	100	—
*	Capital Leader Development Limited	2	1	—	100
*	Century Hero Development Limited	1	1	—	100
	Cheerbest Development Limited	2	1	—	100
	Chest Point Development Limited	2	1	—	100
*	Citigood Development Limited	2	1	—	100
	Cititeam Development Limited	2	1	—	100
	Crown Truth Limited	100	1	—	80
*	Daren International Limited	2	1	—	100
	Dashtrend Investment Limited	2	1	—	100
*	Dili Investment Limited	500	100	100	—
*	Dragon Pacific Development Limited	10	1	—	70
	Dupple Investment Limited	30,000	100	100	—
	Easy Ring Limited	2	1	—	100
	Easewin Development Limited	2	1	—	100
*	Egeria Investment Limited	100,000	100	100	—
*	Evercot Enterprise Company, Limited	500+	100	100	—
*	Evercot Enterprise Company, Limited	2++	100	—	—
	Fairich Development Limited	2	1	—	100
	Fleetman Investment Limited	1,000	1	—	70
	Ford World Development Limited	2	1	—	100
*	Fordmax Development Limited	2	1	100	—
	Fortune Base Development Limited	10,000	1	100	—
	Fortune Jet Development Limited	1,000	1	—	100
	Fortune Year Development Limited	2	1	—	100

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
	Full Gain Investment Limited	2	1	—	100
	Gain Base Development Limited	1,000	1	—	75
*	Gain Glory Development Limited	10,000	1	—	100
*	Gain Million Development Limited	2	1	—	100
	Gallund Investment Limited	20,000	100	—	100
	Gentfair Development Limited	10,000	1	100	—
	Gentworld Development Limited	1,000	1	—	100
	Gesund Investment Company Limited	2	100	—	100
	Glory Hero Development Limited	3,000,000	1	—	100
*	Good Extend Development Limited	2	1	—	100
	Goodmake Enterprises Limited	10,000	1	—	100
	Grand Max Development Limited	10,000	1	100	—
*	Grand Talent Development Limited	2	1	100	—
	Great Chase Development Limited	2	1	—	100
*	Harvest Rise Development Limited	2	1	—	100
*	Heyield Estate Limited	100	1	—	80
*	Hintmax Development Limited	2	1	—	100
*	Join Fortune Development Limited	100+	1	100	—
*	Join Fortune Development Limited	2++	1	—	—
	Jonesworld Investment Limited	2	1	—	100
	Juliyam Limited	2	1	—	100
	Keendic Industrial Limited	2	1	—	100
	Kinsan Development Limited	1,000	1	—	100
*	Kleener Investment Limited	2	1	100	—
*	Kowatex Investment Limited	10,000	1	—	100
*	Kwong Kay Investment Company Limited	2	1	100	—
*	Kwong Kay Investment Company Limited	10,000**	100	100	—
	Land Profit Development Limited	1,000	1	—	100
	Landrise Development Limited	2	1	—	100
	Liketon Investments Limited	100	1	—	100
*	Long Gain Development Limited	1,000	1	—	100
	Long Honest Development Limited	1,000	1	—	100
	Lucky Gold Development Limited	2	1	—	100
*	Lucky Million Development Limited	2	1	—	100
	Luxmark Investment Limited	1,000	1	—	100
	Main Choice Development Limited	1,000	1	—	100
	Main Plan Development Limited	2	1	—	100
*	Man Woo Development Company, Limited	30,000	100	100	—
	Max Choice Development Limited	2	1	—	100
	Mightymount Investment Limited	10,000	1	100	—
*	Millap Limited	2	1	100	—
	Million Land Development Limited	2	1	—	100
	Ming Dragon Limited	1,000	1	—	51.75
	Nasmyth Investment Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
* Nation Million Development Limited	2	1	—	100
* New Cheer Development Limited	1,000	1	—	100
New Market Development Limited	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* Onfine Development Limited	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* Pioneer Land Development Limited	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
Profit Max Development Limited	2	1	—	100
* Profit System Development Limited	2	1	—	100
Profit Top Development Limited	1,000	1	—	100
* Quanley Investment Limited	10,000	100	100	—
Racine Investment Limited	4	100	—	75
* Rich Chase Development Limited	2	1	—	100
Rich Silver Development Limited	2	1	—	100
Rightlane Investment Limited	2	1	100	—
Rise Top Development Limited	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
Scanbright Investment Limited	1,000	1	—	100
Sereal Investment Limited	10,000	1	100	—
* Shung King Development Company Limited	2+	1	100	—
* Shung King Development Company Limited	20,000**	100	100	—
* Shung King Development Company Limited	2++	1	—	—
* Smart Bright Development Limited	100	1	—	100
Smart Fortune Development Limited	10,000	1	—	100
* Smart Gain Development Limited	2	1	—	100
Smart Success Enterprises Limited	10,000	1	—	100
Spreadfaith Investment Limited	10,000	1	100	—
Star Flight Company Limited	2	1	—	100
Success Crown Development Limited	2	1	—	100
* Success Path Development Limited	2	1	—	100
* Super Asset Development Limited	2	1	—	100
* System Link Development Limited	2	1	—	100
* Team Glory Development Limited	10	1	—	80
Time Richie Investment Limited	2	1	—	100
* Timetron Development Limited	2	1	—	100
Topline Development Limited	10,000	1	100	—
Top Castle Properties Limited	100	1	—	100
* Top Mighty Development Limited	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
Victory Faith Investment Limited	4	1	—	100
Victory Well Development Limited	2	1	—	100
Vignette Investment Limited	2	1	—	100
* Wealth Team Development Limited	1,000	1	—	90.10

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Widetrend Development Limited	10,000	1	100	—
Win Target Development Limited	100	1	—	60
World City Culture Park Limited	10,000,000	1	—	100

		Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(ii)	**Established and operates in the PRC**			
^	Beijing Gaoyi Property Development Co., Ltd.	US$12,000,000	—	100@
^*	Beijing Henderson Properties Co., Ltd.	RMB655,000,000	—	100@
~*	Boham Estate (Shenzhen) Co., Ltd.	US$9,560,000	—	100
^*	Dongguan Heng Jun Plaza Development Ltd.	HK$15,429,190	—	70@
^#*	Fangcun Henderson Property Development Ltd.	RMB211,650,140	—	100@
~*	Gain Year Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
^#	Guangdong Jiaxing Real Estate Co., Ltd.	HK$148,845,677	—	100@
^#*	Guangzhou Guang An Property Development Ltd.	US$17,947,550	—	62@
^*	Guangzhou Guang Hung Property Development Limited	US$17,000,000	—	72@
^*	Guangzhou Guang Nam Property Development Limited	RMB125,969,120	—	68.40@
^*	Guangzhou Hengguo Real Estate Development Co., Ltd.	HK$272,670,000	—	80
^#*	Guangzhou Jian Heng Property Development Ltd.	US$17,000,000	—	100@
^*	Guangzhou Jiejun Real Estate Development Co., Ltd.	HK$310,000,000	—	100@
^*	Guangzhou Jietong Real Estate Development Co., Ltd.	HK$184,000,000	—	95@
~*	Jetgood Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
~*	Jonescorp Estate (Shenzhen) Ltd.	US$4,360,000	—	100
~*	Perfect Top Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
¥*	Shanghai Henfield Properties Co., Ltd.	US$27,000,000	—	100
¥*	Shanghai Heng Cheng Real Estate Development Co., Ltd.	US$33,340,000	—	85

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(B)	**PROPERTY INVESTMENT**				
*	Bestguard Investment Limited	2	1	—	100
*	Bloomark Investment Limited	2	1	—	100
*	Bour Investment Limited	2	100	—	100
*	Bour Investment Limited	1,000**	100	—	100
*	Brilliant Wealth Investment Limited	1,000	1	—	100
	Century Nice Development Limited	2	1	—	100
*	Choiform Limited	10,000	1	72.80	—
*	Choiform Limited	10,000**	1	72.80	—
*	Citiluck Development Limited	1,000	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Conradion Limited	3,000,000	1	—	100
Daily Crown Development Limited	2	1	—	100
* Davenport Investment Limited	2	1	100	—
Dekker Investment Limited	2	1	—	100
Dekker Investment Limited	2**	1	—	100
* Deland Investment Limited	2	100	100	—
* Dillinger Investment Limited	2	1	—	100
* Dillinger Investment Limited	2**	1	—	100
* Ease Success Development Limited	2	1	100	—
Easefine Development Limited	2	1	—	100
Easeluck Development Limited	2	1	—	100
Faith Limited	2	1	—	100
* Fineway Development Limited	2	1	—	100
* First View Investment Limited	1	1	—	100
Fordwise Development Limited	1,000	1	—	100
* Fortic Limited	2	1	—	100
* Gain Global Development Limited	1,000	1	—	100
Gain Super Development Limited	2	1	—	100
Genato Investment Limited	2	1	—	100
Glory Good Development Limited	1,000	1	—	100
Golden Dragon Development Company, Limited	12,200	100	—	100
Harzone Limited	1,000	1	100	—
Hung Shun Investment Company Limited	20,000	100	—	100
Isherwood Investment Limited	2	1	—	100
Jekyll Investment Limited	2	1	—	100
* Landrich Development Limited	1,000	1	—	100
Lucky Crystal Development Limited	2	1	100	—
* Million Globe Limited	2	1	—	100
* Mingsway Limited	2	1	—	100
Quentin Investment Limited	10,000	1	—	100
Strong Bright Technology Limited	10,000	1	—	100
* Sunmark Limited	2	1	—	100
Tech Fortune Development Limited	1,000	1	—	100
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	—	100
* Victory City Enterprises Limited	2	1	—	100
* Wichita Investment Limited	1,000	1	—	100
* Winjoy Development Limited	2	1	100	—
Winner Top Development Limited	2	1	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(C) FINANCE				
* China Property Finance Limited	2	1	—	100
Glory Jade Development Limited	1,000	1	—	100
Hardon International Finance Limited	10	1	—	60
* Hency Finance Limited	2	1	—	100
* Henderson Cyber Finance Limited	2	1	—	100
* Henderson (China) Finance Limited	10,000	1	—	100
Henderson International Finance Limited	250,000	100	100	—
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Credit (2004) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Credit (2004) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
Henderson Property Finance Limited	2	1	100	—
* Henderson Real Estate Finance Limited	2	1	100	—
* Henson International Finance Limited (incorporated and operates in the Cayman Islands)	1	US$1	100	—
* Hiram Assets Limited (incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Post East Finance Company Limited	2	1	100	—
Reneco International Limited	2	1	—	100
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	2	US$1	100	—
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	126,677,935+++	US$1	100	—
(D) CONSTRUCTION				
E Man Construction Company Limited	350,000	100	100	—
Heng Lai Construction Company Limited	2	1	100	—
Heng Shung Construction Company Limited	2	1	100	—
Heng Tat Construction Company Limited	2	100	100	—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(E) PROPERTY MANAGEMENT				
(i) Incorporated and operates in Hong Kong				
Beverly Hill (Estate Management) Limited	2	1	—	100
Fanling Centre (Management) Limited	2	1	—	100
Flora Plaza Management Limited	10	1	—	60
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	—	100
Goodwill Management Limited	2	1	—	100
Hang On Estate Management Limited	2	1	—	100
Hang Yick Properties Management Limited	100,000	100	100	—
Metro City Management Limited	2	1	—	100
Metro Harbourview Management Limited	2	1	—	100
Sheung Shui Centre Management Limited	2	1	—	100
Sunshine City Property Management Limited	2	1	—	100
Well Born Real Estate Management Limited	2	1	100	—
(ii) Incorporated in Hong Kong and operates in the PRC				
* Hansen (China) Property Management Company Limited	2	1	—	100

	Issued/contributed registered capital	% of equity interest held by HLD	Subsidiaries
(iii) Established and operates in the PRC			
¥* Beijing Henghua Property Management Co., Ltd.	US$700,000	—	75
~#* Guangdong Hengbao Property Management Co., Ltd.	RMB1,000,000	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(F) INVESTMENT HOLDING				
(i) Incorporated and operates in Hong Kong				
Ace Winner Development Limited	2	1	—	100
Capital Gold Development Limited	2	1	—	100
China Investment Group Limited	300,000	1,000	—	64.06
Citiright Development Limited	2	1	100	—
Disralei Investment Limited	2	1	—	100

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
Disralei Investment Limited	1,000**	1	—	100
Goodmark Development Limited	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* Henderson (China) Investment Company Limited	2	1	—	100
* Henderson (China) Investment Company Limited	2**	1	—	100
HIL	2,817,327,395	0.20	—	73.48
* Henderson Sun Investment Company Limited	10,000,000	1	—	70
Linden Development Limited	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* Main Eagle Limited	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
Nation Team Development Limited	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
Shiu Kien Development Company Limited	1,500	1	—	100
Shiu Kien Development Company Limited	150,000**	100	—	100
Winner Glory Development Limited	2	1	—	100
Wiselin Investment Limited	2	1	—	100

(ii) **Incorporated and operates in the British Virgin Islands**

	Number of ordinary shares	Par value	HLD	Subsidiaries
* Citimax Investment Limited	1	US$1	—	100
Felix Technology Limited	1	US$1	—	100
Higgins Holdings Limited	1	US$1	—	100
Kingsview International Limited	1	US$1	—	100
* Konet Investment Limited	2	US$1	—	100
Multiglade Holdings Limited	1	US$1	—	100
Newspeed Technology Limited	1	US$1	—	100
Podar Limited	1	US$1	—	100
Rejoice Investments Limited	1	US$1	—	100
* Spaceworld Limited	2	US$1	—	100
St. Helena Holdings Co. Limited	3	US$1	—	100
* Superweb Limited	1	US$1	—	100
Threadwell Limited	1	US$1	—	100
Topgoal Limited	1	US$1	—	100

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(iii)	**Incorporated in the British Virgin Islands and operates in Hong Kong**				
	Hinlon Limited	1	US$1	—	100
	Jetsome Limited	1	US$1	—	100
	Midlink Limited	1	US$1	—	100
(iv)	**Incorporated in the Cayman Islands and operates in Hong Kong**				
	* Henderson Cyber	5,000,000,000	0.1	—	66.85
(v)	**Incorporated in Singapore and operates in the PRC**				
	Sin Cheng Holdings Pte Ltd	1,200,000	S$1	—	66
(vi)	**Incorporated in Bermuda and operates in the PRC**				
	* Henderson China Holdings Limited	497,776,205	1	—	65.32
(vii)	**Incorporated in Hong Kong and operates in the PRC**				
	* Hang Seng Quarry Company Limited	10,000	1	64	—
	* Henfield Properties Limited	10,000	1	—	60
	* Ranki Development Limited	2	1	—	100
	* Shellson International Limited	100	1	—	75
(G)	**DEPARTMENT STORE OPERATION**				
	Citistore Limited	2	1	—	100
(H)	**HOTEL AND SERVICE APARTMENT MANAGEMENT AND OPERATION**				
	Gold Eagle Management Limited	2	1	—	100
	* Hector Investment Limited	1,000	100	100	—
	Henderson Hotel Management Limited	2	1	—	100
	Newton Hotel Hong Kong Limited	2	1	—	100
	Newton Hotel Kowloon Limited	2	1	—	100
	Newton Inn (North Point) Limited	2	1	100	—

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(I)	**PROFESSIONAL SERVICE AND OTHERS**				
	* Henderson Club Limited	2	1	100	—
	Megastrength Security Services Company Limited	10,000	1	—	100
	Megastrength Security Services Company Limited	400+++	1	—	25
(J)	**MANAGEMENT AND AGENCY SERVICES**				
	* Henderson (China) Real Estate Agency Limited	2	1	—	100
	Henderson Property Agency Limited	200,000	1	—	100
	* Henderson Real Estate Agency Limited	2	100	100	—
(K)	**INFRASTRUCTURE**				
(i)	**Incorporated and operates in Hong Kong**				
	* Benson Industries Limited	2	1	—	100

		Issued/contributed registered capital	% of equity interest held by	
			HLD	Subsidiaries
(ii)	**Established and operates in the PRC**			
	Sino-Foreign Equity Joint Venture Enterprise			
	Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
	Sino-Foreign Co-operative Joint Venture Enterprise			
	Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	49
	Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	39
	Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	39
	Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	39
	Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	70
	Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	70

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	HLD	Subsidiaries
(L) INFORMATION TECHNOLOGY				
* Jensome Technology Limited	2	1	—	100
* Future Home Limited	2	1	—	100
* Henderson Data Centre Limited	2	1	—	100
* iCare.com Limited	2	1	—	100

* Companies audited by KPMG

** Non-voting deferred shares

+ A Shares

++ B Shares

+++ Preference Shares

The company name in English is a direct translation of its registered name in Chinese.

@ These represent the profit sharing percentage in the respective subsidiaries.

¥ Sino-Foreign Equity Joint Venture Enterprise.

^ Sino-Foreign Co-operative Joint Venture Enterprise.

~ Wholly Foreign-Owned Enterprise.

The above list gives the principal subsidiaries of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

PRINCIPAL ASSOCIATES

at 30 June 2005

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	HLD	Subsidiaries	Principal activities
Listed			
Hong Kong China Gas	—	37.15	Town gas supply
Hong Kong Ferry	—	31.33	Property development and investment
Miramar	—	44.21	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. (established and operates in the PRC)	—	49	Property development
Shinning Worldwide Limited (incorporated and operates in the British Virgin Islands)	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding
2OK Company Limited	—	50	Finance

The above list gives the principal associates of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

PRINCIPAL JOINTLY CONTROLLED ENTITIES

at 30 June 2005

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	HLD	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre (established and operates in the PRC)	—	50	Retailing
Billion Ventures Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Karnold Way Limited	—	24.59	Finance
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Urban-WellBorn Property Management Limited	—	50	Property management
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the HLD Group which, in the opinion of the HLD Directors, materially affect the profit or assets of the HLD Group.

3. SHARE CAPITAL

The authorised and issued share capital of HLD as at the Latest Practicable Date were as follows:

	Number of HLD Shares	Nominal value
	'000	*HK$'000*
Authorised	2,600,000	5,200,000
Issued and fully paid	1,814,580	3,629,160

There was no movement in the share capital of HLD for the period between 30 June 2005 and the Latest Practicable Date.

Each of the HLD Shares ranks *pari passu* in all respects, including dividends, voting and capital.

As at the Latest Practicable Date, HLD Convertible Notes with an aggregate principal amount of HK$5,561,300,000 had been redeemed, leaving outstanding HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 and no HLD Convertible Notes had ever been converted into HLD Shares.

Apart from the HLD Shares and the HLD Convertible Notes, HLD does not have any warrants, options, convertible securities or other securities in issue. None of the unissued HLD Shares or loan capital of HLD is subject to any warrants, options or conversion rights and it has not been agreed, conditionally or unconditionally, to put any of the unissued HLD Shares or loan capital of HLD under any warrants, options or conversion rights.

4. INDEBTEDNESS

At the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the HLD Group had outstanding borrowings of approximately HK$19,569 million, comprising bank loans of approximately HK$17,198 million, bank overdrafts of approximately HK$109 million, the HLD Convertible Notes with an aggregate principal amount of HK$188,700,000 remained outstanding, obligations under finance leases of approximately HK$1 million and other borrowings due to a fellow subsidiary of HLD of HK$2,072 million. The HLD Group's bank borrowings of approximately HK$234 million were secured by the toll highway operating rights of the HLD Group with net book value of HK$550 million and bank deposits of approximately HK$20 million were pledged.

The HLD Group had contingent liabilities as at 31 October 2005 in respect of guarantees given to financial institutions on behalf of purchasers of flats and guarantees given to banks to secure banking facilities of associate and jointly controlled entity in the amount of HK$147 million and HK$2,058 million respectively. In addition, there were contingent liabilities in respect of performance bonds for the due and proper performance of certain subsidiaries' obligations amounting to HK$73 million.

As at the close of business on 31 October 2005, save as disclosed in this section headed "Indebtedness" and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the HLD Group, the HLD Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2005. The HLD Directors have confirmed that there has been no material changes in HLD's indebtedness and contingent liability positions since 31 October 2005.

5. MATERIAL CHANGES

There has been no material changes in the financial or trading position or outlook of the HLD Group since 30 June 2005, the date to which the latest published audited consolidated financial statements of the HLD Group were made up.

6. STATEMENT OF HLD ADJUSTED NTAV

Set out below is a statement of the HLD Adjusted NTAV, which was arrived at based on the HLD NTAV and adjusted as follows:

	HK$'000
HLD NTAV as at 30 June 2005 *(Note 1)*	65,851,572
Adjustments:	
Net surplus arising from the valuation of property interests attributable to the HLD Group as at 31 October 2005 *(Notes 2 and 3)*, net of tax adjustments *(Note 4)*	23,634,634
Attributable net unrealised loss on investments in securities as at 31 October 2005	(2,802)
Gain on privatisation of Henderson China Holdings Limited	777,595
Attributable provision for privatisation of Henderson Cyber	(122,548)
Final dividend of HK$0.60 per HLD Share paid on 6 December 2005	(1,088,748)
Excess of market value of the listed associates attributable to the HLD Group over its share of interest in such listed associates as at 31 October 2005 *(Note 5)*	14,999,417
HLD Adjusted NTAV	104,049,120

	HK$
HLD Adjusted NTAV per HLD Share (based on 1,814,580,000 HLD Shares in issue as at the Latest Practicable Date)	57.34

Notes:

(1) The HLD NTAV was arrived at after deducting goodwill of HK$1,153,210,000 from the audited consolidated net asset value of HK$66,698,980,000 as stated in the annual report of the HLD Group for the year ended 30 June 2005 and taking into account the minority interest in the goodwill of HK$305,802,000.

(2) DTZ in accordance with the requirement of Rule 11.1(f) of the Takeovers Code has performed valuations of all the property interests held by the HLD Group and the associated companies in which the HLD Group, directly or indirectly, had an interest of 30% or more of the voting rights of each of these associated companies as at 31 October 2005, other than as described in Note (3). The net surplus in the amount of approximately

HK$23,281,731,000 is arrived at after deducting (i) the carrying value of the investment properties as recorded in the books of the HLD Group as at 30 June 2005; (ii) the carrying value of the properties held for development, the properties under development and the completed properties for sale as recorded in the books of the HLD Group as at 31 October 2005; and (iii) the minority interest in the net surplus.

According to DTZ's property valuation report set out in Appendix III to this document, certain HLD Group's property interests (i.e. property interests nos. 237, 242, 243, 244, 248, 255 and 260) in the report have no commercial value as the respective Certificates for the Use of State-owned Land have not been obtained up to 31 October 2005. DTZ performed valuations on such properties on the assumption that the Certificates for the Use of State-owned Land have been obtained. A net surplus of approximately HK$997,000, which has been taken into account in the above statement, is arrived at after deducting the carrying values of such properties as recorded in the books of the HLD Group as at 31 October 2005.

Your attention is drawn to the property valuation report of DTZ which is set out in Appendix III to this document.

(3) The following property interests, all being interests held by the Hong Kong China Gas Group, have not been included in the property valuation report prepared by DTZ:

			Carrying value in the book of the Hong Kong China Gas group as at 31 October 2005 *HK$ million*
(a)	Description of property interests in Hong Kong		
	Tenancies		
	Pressure Reduction Stations/Pigging Stations		Nil
	Customer Centres		Nil
	Others (including works, storage and gas main pipeline laying, valve house etc)		Nil
	Private Treaty Grants		
	Pressure Reduction Stations/Pigging Stations		115.6
	Gas Holder		14.0
	Tunnel Portals		18.7
		Sub-Total:	148.3
(b)	Description of property interests in the PRC		
	Water Works Plants and Gas Production Plants		282.8
	Pump Stations, Pressure Reduction Stations, Pigging Stations, LPG Cylinder Banks and Warehouses		12.4
	Offices		38.6
	Customer Centres and Others		20.2
		Sub-Total:	354.0
		Total:	502.3

The HLD Directors are of the view that a revaluation of the property interests listed above of HK$502.3 million would not result in any material change to the HLD Adjusted NTAV of approximately HK$104,049.1 million. Those property interests under "Tenancies" in "Description of property interests in Hong Kong" above have no commercial interest. Those property interests under "Private Treaty Grants" in paragraph (a) of "Description of property interests in Hong Kong" and those property interests in paragraph (b) of "Description of property interests in the PRC" above are subject to restrictions on usage and alienation and are not freely transferable in the market.

(4) *This represents the reversal of the deferred tax liabilities of HK$4,040,859,000 attributable to the HLD Group as at 30 June 2005 provided on the revaluation of properties in accordance with the Hong Kong (SIC) Interpretation 21 and a provision for potential tax liabilities of HK$3,687,956,000 attributable to the HLD Group if the property interests of the HLD Group were to be sold at the revalued amount.*

(5) *The share of interest in listed associates as at 31 October 2005 includes the respective adjustments for revaluation surplus and tax adjustments as mentioned in Notes (2), (3) and (4) above.*

(6) *This statement of HLD Adjusted NTAV did not take into account the adjustments resulting from the change in accounting policies arising from the adoption of the new and revised Hong Kong Financial Reporting Standards ("HKFRSs") and the Hong Kong Accounting Standards ("HKASs") both of which become effective for the accounting periods beginning on or after 1 January 2005 (except for the HKFRS 3 "Business Combinations" applicable to business combination with agreement dated on or after 1 January 2005, the HKAS 40 "Investment Property", the Hong Kong (SIC) Interpretation 21 and the Hong Kong Interpretation 1 all of which were adopted in the preparation of the consolidated financial statements of the HLD Group for the year ended 30 June 2005). Out of these new HKFRSs and HKASs, only the HKAS 16 "Property, Plant and Equipment", the HKAS 17 "Leases" and the HK-Int 2 "The Appropriate Policies for Hotel Properties", if adopted, would have material impacts on the net assets of the HLD Group. However, the effects resulting from the adoption of such new HKFRSs and HKASs would be nullified by the revaluations of the affected property interests to their market value as at 31 October 2005. For any other new HKFRSs and HKASs, their impact, if any, would be less than 0.5% of the HLD Adjusted NTAV. Therefore, the HLD Directors considered that even if these new HKFRSs and HKASs were adopted, the adjustments required would not have any significant impact on the HLD Adjusted NTAV.*

The following is the letter and summary of valuations extracted from the property valuation report, prepared for the purpose of inclusion in this document in connection with DTZ's valuations of the property interests of HLD and its subsidiaries (including HIL and its subsidiaries) and the associated companies of HLD and HIL in Hong Kong, the PRC and the United States of America as at 31 October 2005, setting out the basis of its valuations:


DTZ Debenham Tie Leung
戴德梁行
International Property Advisers
National Grade A Real Estate Valuation Company in China
National Land Valuation Company in China

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

22 December 2005

The Directors
Henderson Land Development Company Limited
76th Floor, Two International Finance Centre
8 Finance Street
Central
Hong Kong

The Directors
Henderson Investment Limited
76th Floor, Two International Finance Centre
8 Finance Street
Central
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property interests which are held by Henderson Land Development Company Limited ("HLD"), its subsidiaries and its associated companies (hereinafter together referred to as the "HLD Group") and Henderson Investment Limited ("HIL"), its subsidiaries and its associated companies (hereinafter together referred to as the "HIL Group") in Hong Kong, the People's Republic of China (the "PRC") and the United States of America (the "USA") as set out in the attached Summary of Valuations, we confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of such property interests as at 31 October 2005 (the "date of valuation").

In valuing the property interests, we have complied with the requirements set out in Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Valuation Standards on Properties issued by the Hong Kong Institutes of Surveyors.

Our valuation of each property interest represents its market value which, in accordance with the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

Our valuation of each property interest excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

In the course of our valuation of each of the property interests in Sub-section 2 of Section A, Sub-sections 1.2, 2.2 and 4.2 of Section B all of which are situated in the PRC, we have assumed that transferable land use rights in respect of each of the property interests for its specific term at nominal annual land use fees have been granted and that any premium payable has already been fully paid. We have relied on the advice given by the HLD Group and the HIL Group and their legal adviser, Commerce & Finance Law Offices, on PRC Law regarding the title to each of the property interests and the interests of HLD and HIL in each of the property interests. We have, with reference to the PRC legal opinion, prepared our valuations on the bases that HLD and HIL have enforceable title to each of the property interests and have free and uninterrupted rights to use, occupy or assign each of the property interests for the whole of the unexpired term as granted.

The tax liabilities for disposal of property interests comprise profits tax for property interests in Hong Kong; sale tax, stamp duty, land appreciation tax and enterprise profit tax (if any) for property interests in the PRC; and federal income tax and state income tax for property interests in the USA. The HLD Group and the HIL Group advise that (i) in the case of property interests in Sub-sections 1.1 and 2.1 of Section (A), property interests in Sub-sections 1.1.1, 2.3.1, 3.1.1, and 4.1.1 of Section (B) and property interests nos. 238 and 240 of Sub-section 2.3 of Section (A), respective potential tax liabilities attributable to the HLD Group and the HIL Group estimated to be approximately HK$1,358.3 million and HK$388.1 million respectively would arise if such properties were to be sold at the amount of the valuations; (ii) for other property interests in the property valuation, potential tax liabilities attributable to the HLD Group and the HIL Group estimated to be approximately HK$2,433.8 million and HK$256.9 million respectively would arise if such properties were to be sold at the amount of the valuations. Depending on the then sale status, there is likelihood of such liability referred to in (i) above being crystallised, since property interests in Sub-sections 1.1 and 2.1 of Section (A) and Sub-sections 1.1.1, 2.3.1, 3.1.1 and 4.1.1 of Section (B) are held for sale; property interests nos. 238 and 240 of Sub-section 2.3 of Section (A) were contracted to be sold; and of such liabilities, respective amounts of approximately HK$74.1 million and HK$60.1 million will be set off by the tax losses of certain subsidiaries of the HLD Group and the HIL Group brought forward from prior periods. For property interests referred to in (ii) above, there is less likelihood of such liability referred to in (ii) above crystallising as both the HLD Group and the HIL Group have no plan yet for the disposal of such property interests. The above amounts are for indicative purposes and are calculated based on prevailing rules and information available as at the Latest Practicable Date.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

In valuing the property interests situated in Hong Kong the Government Leases of which expired before 30 June 1997, we have taken into account that under the provisions contained in Annex III of the Joint Declaration of the Government of the United Kingdom and the Government of the People's Republic of China on the Question of Hong Kong as well as in the New Territories Leases (Extension) Ordinance such leases have been extended without premium until 30 June 2047 and that rents of three per cent. of the rateable value are charged per annum from the date of extension.

We have valued the property interests by direct comparison method by making reference to comparable sales evidence as available in the relevant market, or where appropriate by investment method by capitalizing the net incomes shown on the schedules provided to us by the HLD Group and the HIL Group with due provisions for reversionary income potential.

Property interests in Sub-sections 1.6 and 2.6 of Section A and Sub-sections 1.1.6, 2.1.3, 2.2.3, 3.1.5 and 4.1.4 of Section B all of which are leased to the HLD Group and the HIL Group in Hong Kong and the PRC are considered to have no commercial value due mainly to the prohibitions against assignment or sub-letting or otherwise due to the lack of substantial profit rents.

We have relied to a very considerable extent on the information given by the HLD Group and the HIL Group and have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, floor areas, number of parking spaces, identification of property interest, interest attributable to HLD and HIL and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the HLD Group and the HIL Group and are therefore only approximations. No on-site measurement has been carried out.

We have not been provided with copies of the title documents relating to the property interests but have caused searches to be made at the appropriate Land Registries in respect of the property interests in Hong Kong and the USA. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximations.

We have, wherever possible, inspected the exterior of the property interests. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report whether the property interests are free of rot, infestation or any other structural defects. No test was carried out on any of the services.

We have not carried out any soil or site investigation. In undertaking our valuations, we have assumed that the property interests are suitable for the development and no extraordinary costs or delays will be incurred during construction.

Unless otherwise stated, all monetary amounts stated in our valuations are in Hong Kong dollars. The exchange rates adopted in our valuations are HK$1=RMB1.04 and US$1=HK$7.8 both of which were approximately the prevailing exchange rate as at the date of valuation.

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
K.B. Wong
Registered Professional Surveyor
(General Practice Division)
China Real Estate Appraiser
M.R.I.C.S., M.H.K.I.S.
Director

Note: Mr. K.B. Wong is a Registered Professional Surveyor who has over 20 years' experience in the valuation of properties in Hong Kong, the PRC and the USA.

SUMMARY OF VALUATIONS

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
(A)	**HLD**					
1.	**Property interests in Hong Kong**					
1.1	***Held for sale***					
1.	2nd Floor and Roof, Lot No. 508 in Demarcation District No. 186, Dao Fung Shan, Shatin, New Territories	1,300	—	—	100	1,300
2.	1st Floor, Lot No. 176 in Demarcation District No. 27, Sha Lan Villas, Tai Po, New Territories	2,000	—	—	100	2,000
3.	Various parking spaces at Bay View Garden, 2 Wing Ting Road, Ngau Chi Wan, Kowloon	2,800	—	—	100	2,800
4.	Various units at Brilliant Garden, 250 Castle Peak Road San Hui, Tuen Mun, New Territories	29,000	—	—	100	29,000
5.	Various units at Beautiful Garden, 11 Chui Lok Street, Tai Po, New Territories	8,400	—	—	100	8,400
6.	Various units at Boss Commercial Centre, 28 Ferry Street, Yaumatei, Kowloon	5,590	—	—	100	5,590
7.	Various units at Cheong Sing Building, 3 Wang Fat Path, Yuen Long, New Territories	390	—	—	100	390
8.	Office No. 1 on 5th Floor, Carnival Commercial Building, 18 Java Road, North Point, Hong Kong	1,050	—	—	100	1,050

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
9.	Shop on Ground Floor, Charmview Court, 73 Pokfulam Road, Pokfulam, Hong Kong	1,300	—	—	100	1,300
10.	Various units and parking spaces at Casa Marina I, 28 Lo Fai Road and Casa Marina II, 1 Lo Ping Road, Tai Po, New Territories	492,540	—	—	100	492,540
11.	Various units at City Regalia, 198 Yee Kuk Street, Shamshuipo, Kowloon	18,900	—	—	100	18,900
12.	Various units at Dragon Court, 28 Caine Road, Mid-Levels, Hong Kong	15,000	—	—	100	15,000
13.	Flat D on 27/F, Block 5 and various parking spaces at Dawning Views, 23 Yat Ming Road, Fanling, New Territories	20,150	—	—	100	20,150
14.	House C including its External Walls together with Back Garden and Covered Car Port at 9 Durham Road, Kowloon Tong, Kowloon	68,000	—	—	100	68,000
15.	Shop No. 20 on Ground Floor at Elgar Mansion, 41-43 Fort Street, North Point, Hong Kong	325	—	—	100	325
16.	Various parking spaces at Evergreen Place, 18 Ma Fung Ling Road, Yuen Long, New Territories	3,600	—	—	60	2,160
17.	Various parking spaces at Fair Way Garden, 3-7 Liberty Avenue and 7-7B Peace Avenue, Mongkok, Kowloon	2,600	—	—	100	2,600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
18.	Various domestic and shop units at Finery Park, 7 Yuk Nga Lane, Tseung Kwan O, New Territories	139,500	—	—	100	139,500
19.	Shops 1 and 8 on Ground Floor, Fu Wing Mansion, 138 Jockey Club Road, Sheung Shui, New Territories	2,100	—	—	100	2,100
20.	Various parking spaces at Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	9,240	—	—	60	5,544
21.	Interest attributable to HLD in various units at Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	52,700	—	—	100	52,700
22.	Various units at Fu Yan Court, 23 Sai Wan Ho Street, Sai Wan Ho, Hong Kong	24,200	—	—	100	24,200
23.	Various parking spaces at Garden Rivera, 20-30 Tai Chung Kiu Road, Shatin, New Territories	4,900	—	—	100	4,900
24.	Various units at Gold Way Industrial Centre, 16-20 Wing Kin Road, Kwai Chung, New Territories	3,350	—	—	100	3,350
25.	Various parking spaces at Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	4,000	—	—	100	4,000
26.	Various parking spaces at Green Leaves Garden, 15-17 Yuen Chau Kok Road, Shatin, New Territories	6,800	—	—	100	6,800
27.	Various parking spaces at Greenview Garden, 1-3 Chui Tin Street, Shatin, New Territories	600	—	—	100	600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
28.	Kindergarten on Level 2 and Parking Space No.16 on Level 3, Greenland Garden, 15 Shek Pai Tau Road, Tuen Mun, New Territories	15,980	—	—	100	15,980
29.	Various parking spaces at Garden Vista, 11-13 On King Street, Shatin, New Territories	2,340	—	—	100	2,340
30.	Commercial House and Roof at Greenery Crest, 33 Cheung Shek Road, Cheung Chau	7,330	—	—	70	5,131
31.	Various parking spaces at Granville Garden, 18 Pak Tin Street, Tai Wai, Shatin, New Territories	1,800	—	—	100	1,800
32.	Various units at Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories	7,000	—	—	100	7,000
33.	Various units at Hop Yick Commercial Centre, 33 Hop Choi Street, Yuen Long, New Territories	16,500	—	—	100	16,500
34.	Workshop Unit E on 2nd Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	1,860	—	—	100	1,860
35.	Various units at Hip Kwan Commercial Building, 55-59 Portland Street and 34-38 Pitt Street, Yaumatei, Kowloon	10,620	—	—	100	10,620
36.	Flat A on 4th Floor at Hang Yue Court, 8 Pitt Street, Yaumatei, Kowloon	1,640	—	—	100	1,640
37.	Unit 10 on 15th Floor at Hang Bong Commercial Centre, 28 Shanghai Street, Tsimshatsui, Kowloon	513	—	—	100	513

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
38.	Various units and parking spaces at Block B of Hop Yick Plaza, 2-38 Mau Tan Street, 16-20 Hop Choi Street, 23-27 Tai Tong Road and 1-49 Yuen Long New Street, Yuen Long, New Territories	164,300	—	—	50	82,150
39.	Flat 3 on 3rd floor at Block C and various parking spaces at Imperial Court, 62G Conduit Road, Mid-Levels, Hong Kong	9,130	—	—	100	9,130
40.	Various units at Imperial Terrace, 356 Queen's Road West, Sai Ying Pun, Hong Kong	33,770	—	—	100	33,770
41.	Shop 22E on Level 2 and Shop 2A on Level 1 at Jade Plaza, 3 On Chee Road, Tai Po, New Territories	454	—	—	100	454
42.	Unit 2 on 4th Floor, Unit 5 on 1st Floor and Unit 2 on 3rd Floor at Keybond Commercial Building, 38 Ferry Street, Yaumatei, Kowloon	2,460	—	—	100	2,460
43.	Unit 8 on 3rd Floor at Kwong Wah Plaza, 11 Tai Tong Road, Yuen Long, New Territories	1,600	—	—	100	1,600
44.	Unit 6 on 2nd Floor at Blocks C and D of Lai Kwan Court, 438 Castle Peak Road, Sham Shui Po, Kowloon	600	—	—	100	600
45.	Various shop units on Ground Floor at Lagoon Court, 18 Plover Cove Road, Tai Po, New Territories	25,000	—	—	100	25,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
46.	Various parking spaces at La Cité Noble, 1 Ngan O Road, Tseung Kwan O, New Territories	41,460	—	—	100	41,460
47.	Various parking spaces at Manhattan Plaza, 23 Sai Ching Street, Yuen Long, New Territories	13,850	—	—	100	13,850
48.	Shop 2 on Ground Floor at Mega Building, 1-11 Maidstone Road, Tokwawan, Kowloon	1,500	—	—	100	1,500
49.	Various parking spaces at The Metropolis (Metro City Phase III), 8 Mau Yip Road, Tseung Kwan O, New Territories	69,120	—	—	100	69,120
50.	Various units and parking spaces at Metro City Phase II, 8 Yan King Road, Tseung Kwan O, New Territories	186,600	—	—	100	186,600
51.	Various units and parking spaces at Metropolitan Rise, 28 Ma Tau Kok Road, Tokwawan, Kowloon	207,800	—	—	80	166,240
52.	Interest attributable to HLD in various units and parking spaces at Phases I and II of Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	453,200	—	—	100	453,200
53.	Various units and a parking space on 3rd Floor at New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	4,670	—	—	100	4,670

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
54.	Various units, parking spaces and a loading & unloading space at Newton Harbour View, 2 Shau Kei Wan Main Street East, Shau Kei Wan, Hong Kong	37,180	—	—	100	37,180
55.	Various units and parking spaces, Plover Cove Garden, 3 Plover Cove Road, Tai Po, New Territories	101,020	—	—	100	101,020
56.	Various parking spaces at Park View Garden, 8 Pik Tin Street, Shatin, New Territories	5,250	—	—	90	4,725
57.	Shop No. 20 on Ground Floor, Po Yuen Mansion, 28 Bulkeley Street, Hunghom, Kowloon	220	—	—	100	220
58.	Shops 4 and 7 on 1st Floor, Prosper Centre, 29 Sau Fu Street, Yuen Long, New Territories	2,200	—	—	100	2,200
59.	Various units at Progress Commercial Building, 7-17 Irving Street, Causeway Bay, Hong Kong	92,100	—	—	100	92,100
60.	Various units and parking spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	344,700	—	—	62.99	217,127
61.	Various parking spaces at Parkland Villas, 1 Tuen On Lane, Tuen Mun, New Territories	30,590	—	—	75.01	22,946
62.	Various units and parking spaces at Park Central, 9 Tong Tak Street, Tseung Kwan O, New Territories	210,000	—	—	24.59	51,639
63.	Various units at Paradise Square, 3 Kwong Wa Street, Mongkok, Kowloon	233,000	—	—	100	233,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	HK$('000)	%	HK$('000)
64.	Various units and parking spaces at Royal Terrace, 933 King's Road, North Point, Hong Kong	210,100	—	—	100	210,100
65.	Car Parking Spaces Nos. 14 and 15 on Ground Floor, Shun Fat Industrial Building, 17 Wang Hoi Road, Kowloon Bay, Kowloon	700	—	—	55	385
66.	Carpark No. 18 on Car Park 1st Floor at Skylight Tower, 64 Bonham Road, Mid-Levels, Hong Kong	400	—	—	100	400
67.	Shop 7 on Ground Floor, including the toilet appertaining thereto, Siu Kwan Mansion, 120 Old Main Street, Aberdeen, Aberdeen, Hong Kong	3,500	—	—	100	3,500
68.	Various parking spaces at St. Louis Mansion, 20-22 MacDonnell Road, Mid-Levels, Hong Kong	2,500	—	—	100	2,500
69.	Interest attributable to HLD in various parking spaces and a unit at Blocks A-H and J-M Sunshine City, 18 & 22 On Shing Street, Ma On Shan, Shatin, New Territories	29,800	—	—	100	29,800
70.	Units A, B and C on 8th Floor, Sun Fai Commercial Centre, 576 Reclamation Street, Mongkok, Kowloon	2,100	—	—	100	2,100
71.	Interest attributable to HLD in various units at Supernova Stand, 28 Mercury Street, North Point, Hong Kong	20,800	—	—	100	20,800
72.	Various units and parking spaces at Phases I, II, III and IV of Sereno Verde, 99 Tai Tong Road, Yuen Long, New Territories	31,200	—	—	44	13,728

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
73.	Various units at Scenic Horizon, 250 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	330,000	—	—	18.13	59,829
74.	Various units and parking spaces at Splendid Place, 39 Taikoo Shing Road, Quarry Bay, Hong Kong	96,990	—	—	75	72,743
75.	Various parking spaces at Fortune Gardens, 11 Seymour Road, Mid-Levels, Hong Kong	2,450	—	—	100	2,450
76.	Various parking spaces at The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	4,940	—	—	100	4,940
77.	Shops 1 and 2 on Ground Floor, Tsui On Court, 71 Pokfulam Road, Sai Ying Pun, Hong Kong	9,200	—	—	100	9,200
78.	Shops 3 and 4 on 1st Floor, Top Jade Mansion, 608 Canton Road, Yaumatei, Kowloon	810	—	—	100	810
79.	Various parking spaces at The Gracedale, 23 Yuk Sau Street, Happy Valley, Hong Kong	5,400	—	—	100	5,400
80.	Various units at The City Culture, 38A Ko Shan Road, Hunghom, Kowloon	10,000	—	—	100	10,000
81.	Portion of sea view villas (Phase I) held by HLD for sale, Area 63, Tai Po Town Lot No. 161, Tai Po, New Territories	1,949,400	—	—	90.1	1,756,409
82.	Various parking spaces at Valiant Park, 52 Conduit Road, Mid-Levels, Hong Kong	6,400	—	—	100	6,400

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
83.	Various parking spaces at Vantage Park, 22 Conduit Road, Mid-Levels, Hong Kong	31,200	—	—	100	31,200
84.	Various units at Winning Commercial Building, 46-48 Hillwood Road, Tsimshatsui, Kowloon	13,200	—	—	100	13,200
85.	Various parking spaces at Wing Fat Industrial Building, 12 Wang Tai Road, Kowloon Bay, Kowloon	900	—	—	100	900
86.	Workshop 9 on 3rd Floor at Wing Hing Industrial Building, 83-93 Chai Wan Kok Street, Tsuen Wan, New Territories	1,200	—	—	100	1,200
87.	Unit 4 on 3rd Floor, Wellborne Commercial Centre, 8 Java Road, North Point, Hong Kong	600	—	—	100	600
88.	Shops C and D on Ground Floor, Windsor Court, 2A-B Castle Road, Mid-Levels, Hong Kong	2,900	—	—	100	2,900
89.	Various parking spaces at Wing Fung Industrial Building, 40-50 Sha Tsui Road, Tsuen Wan, New Territories	400	—	—	100	400
90.	Flat B on 6th Floor and various parking spaces at Winsome Park, 42 Conduit Road, Mid-Levels, Hong Kong	23,200	—	—	85	19,720
91.	Shop 1A on Ground Floor, Welland Plaza, 188 Nam Cheong Street, Shamshuipo, Kowloon	285	—	—	100	285
92.	Various units at Wealth House, 108 Castle Peak Road, Shamshuipo, Kowloon	21,600	—	—	100	21,600

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
93.	Car Parking Space No. 16 on Ground Floor, Yuen Fat Industrial Building, 25 Wang Chiu Road, Kowloon Bay, Kowloon	350	—	—	100	350
94.	Various parking spaces at Yee Fung Garden, 38 Ma Tin Road, Yuen Long, New Territories	600	—	—	100	600
95.	Various residential units and parking spaces at The Sherwood, 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, New Territories	2,546,200	—	—	100	2,546,200
96.	Various units and parking spaces at 50 Tan Kwai Tsuen, Yuen Long, New Territories	154,600	—	—	100	154,600
97.	Car Parking Space No. 6 on Lower Ground Level 2 at Casa Bella, 117 Caine Road, Mid-Levels, Hong Kong	400	—	—	50	200
98.	Various units and parking spaces at Grand Promenade, 38 Tai Hong Street, Sai Wan Ho, Hong Kong	5,503,000	—	—	50	2,751,500
99.	Various houses, units and parking spaces at King's Park Hill, King's Park Hill Road, Homantin, Kowloon	918,000	—	—	50	459,000
100.	Various units and parking spaces at Blocks 1 and 2 of Royal Green, 18 Ching Hiu Road, Sheung Shui, New Territories	584,000	—	—	45	262,800
101.	Shops 5 to 8 on 6th Floor, Universal Trade Centre, 3 Arbuthnot Road, Central, Hong Kong	10,000	—	—	50	5,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
102.	Commercial Accommodation and Kindergarten and various parking spaces at Aegean Coast, 2 Kwun Tsing Road, Tuen Mun, New Territories	60,000	—	—	25	15,000
103.	Various units and parking spaces at Royal Peninsula, 8 Hung Lai Road, Hunghom, Kowloon	455,200	—	—	50	227,600
104.	Various parking spaces at Beverly Hill, 6 Broadwood Road, Happy Valley, Hong Kong	1,300	—	—	40.75	530
105.	Car Parking Space Nos. 1 and 39 on 2nd Car Port Floor, Greenfield Terrace, 26 Ho Man Tin Hill Road, Homantin, Kowloon	500	—	—	100	500
1.2	***Held under development***					
106.	165-167 Wai Yip Street and 66 How Ming Street, Kwun Tong, Kowloon *(Note (1))*	315,000	—	—	100	315,000
107.	223-231 Wai Yip Street and 39 King Yip Street, Kwun Tong, Kowloon *(Note (1))*	2,237,000	—	—	88.503	1,979,812
108.	Sea view villas (Phase III), Tai Po Town Lot No. 161, Tai Po, New Territories *(Note (1))*	2,920,000	—	—	90.1	2,630,920
109.	Royal Green Phase II, 18 Ching Hiu Road, Fanling Sheung Shui Town Lot No. 189, Fanling, New Territories	635,000	—	—	45	285,750
110.	1 High Street and 5 Hospital Road, Mid-Levels, Hong Kong	485,000	—	—	100	485,000
111.	CentreStage, 108 Hollywood Road and 1-17 Bridges Street, Sheung Wan, Hong Kong	2,600,000	—	—	100	2,600,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
112.	The interest attributable to HLD in the Remaining Portion of Kowloon Marine Lot No. 102, Tokwawan, Kowloon	1,291,140	—	—	100	1,291,140
113.	11 and 12 Headland Road, Island South, Hong Kong	490,000	—	—	44.42	217,658
1.3	***Held for future development***					
114.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	4,000	—	—	100	4,000
115.	A domestic unit in Seymour Road, Mid-Levels, Hong Kong	2,500	—	—	100	2,500
116.	A building in Seymour Terrace, Mid-Levels, Hong Kong	32,000	—	—	100	32,000
117.	Interest attributable to HLD in Kennedy Road, Mid-Levels, Hong Kong	38,154	—	—	100	38,154
118.	Various shops and domestic units in D'Aguilar Street, Central, Hong Kong	80,000	—	—	50	40,000
119.	A building in Johnston Road, Wanchai, Hong Kong	33,000	—	—	100	33,000
120.	A tenement building in Stewart Road, Wanchai, Hong Kong	28,000	—	—	50	14,000
121.	Various domestic units and parking spaces in Moreton Terrace, Causeway Bay, Hong Kong	22,500	—	—	100	22,500
122.	Various units in Wang Fung Terrace, Tai Hang, Hong Kong	10,000	—	—	100	10,000
123.	Various shop and domestic units in King's Road, North Point, Hong Kong	15,000	—	—	100	15,000
124.	Workshop Nos. 6 and 7 on 1st Floor, Hong Kong (Chai Wan) Industrial Building, 26 Lee Chung Street, Chai Wan, Hong Kong	600	—	—	100	600
125.	Various units in Hillwood Road, Tsimshatsui, Kowloon	27,200	—	—	100	27,200

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
126.	Two buildings in Ferry Street, Yaumatei, Kowloon	10,000	—	—	100	10,000
127.	A building in Nathan Road, Yaumatei, Kowloon	67,000	—	—	70	46,900
128.	Various shops in Nathan Road, Yaumatei, Kowloon	75,000	—	—	100	75,000
129.	Various units in Nathan Road, Mongkok, Kowloon	8,500	—	—	100	8,500
130.	Two buildings in Pei Ho Street, Shamshuipo, Kowloon	10,000	—	—	100	10,000
131.	A building in Fuk Wing Street, Cheung Sha Wan, Kowloon	8,500	—	—	100	8,500
132.	A unit in Wing Hong Street, Cheung Sha Wan, Kowloon	1,300	—	—	100	1,300
133.	A unit in Peace Avenue, Mongkok, Kowloon	2,600	—	—	100	2,600
134.	Two shops in Hung Fook Street, Tokwawan, Kowloon	5,000	—	—	100	5,000
135.	4th, 6th, 7th, 8th and 9th Floors, Parking Space Nos. 1, 2, 7, 9 and 10 on Ground Floor Level, Shing King Industrial Building, 206-208 Choi Hung Road, 9-11 Ng Fong Street, San Po Kong, Kowloon	25,000	—	—	100	25,000
136.	A unit in Hoi Bun Road, Kwun Tong, Kowloon	11,000	—	—	100	11,000
137.	Various units in Chung On Street, Tsuen Wan, New Territories	5,500	—	—	100	5,500
138.	A domestic unit in Ting Kok Road, Tai Po, New Territories	750	—	—	100	750
139.	590-600 Canton Road, Yaumatei, Kowloon	110,000	—	—	100	110,000
140.	A domestic unit and a parking space in Conduit Road, Mid-Levels, Hong Kong	7,500	—	—	100	7,500
141.	19-21 Wong Chuk Hang Road, Aberdeen, Hong Kong	160,000	—	—	50	80,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
142.	45-47 Pottinger Street, 1-5 Tun Wo Lane and 4-7 Ezra's Lane, Central, Hong Kong	520,000	—	—	19.1	99,320
143.	A vacant site in Temple Street, Yaumatei, Kowloon	10,000	—	—	100	10,000
144.	33 Lai Chi Kok Road, Mongkok, Kowloon	370,000	—	—	100	370,000
145.	88 and 92 King Lam Street and 59 and 61 Wing Hong Street, Cheung Sha Wan, Kowloon *(Note (1))*	227,000	—	—	100	227,000
146.	712 Prince Edward Road East and 112 King Fuk Street, San Po Kong, Kowloon *(Note (1))*	340,000	—	—	100	340,000
147.	9-11 Sheung Hei Street, San Po Kong, Kowloon *(Note (1))*	200,000	—	—	100	200,000
148.	1 Tai Yau Street, San Po Kong, Kowloon *(Note (1))*	180,000	—	—	70	126,000
149.	52 Hung To Road, Kwun Tong, Kowloon *(Note (1))*	105,000	—	—	100	105,000
150.	78 Hung To Road, Kwun Tong, Kowloon *(Note (1))*	96,000	—	—	100	96,000
151.	Fanling Sheung Shui Town Lot No. 229, Fanling, New Territories	505,000	—	—	100	505,000
152.	Lot No. 1740 in Demarcation District No. 122, Tong Yan San Tsuen, Ping Shan, New Territories	139,000	—	—	100	139,000
153.	A vacant site in Lugard Road, The Peak, Hong Kong	240,000	—	—	100	240,000
154.	Interest attributable to HLD in Yau Tong Marine Lot Nos. 6, 7, 23 and 24 and the Extensions thereto, Yau Tong Marine Lot Nos. 8, 9, 10, 11 and 38, Yau Tong, Kowloon	530,200	—	—	100	530,200

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
155.	Interest attributable to HLD in various agricultural and building lots in Yuen Long, New Territories	5,843,000	—	—	100	5,843,000
156.	Interest attributable to HLD in various agricultural and building lots in Tai Po, New Territories	513,300	—	—	100	513,300
157.	Interest attributable to HLD in various agricultural and building lots in Tuen Mun, New Territories	1,067,900	—	—	100	1,067,900
158.	Interest attributable to HLD in various agricultural and building lots in North District and Sai Kung, New Territories	1,803,400	—	—	100	1,803,400
159.	Interest attributable to HLD in various agricultural and building lots in Sha Tin, New Territories	1,068,200	—	—	100	1,068,200
1.4	***Held for investment***					
160.	On Loong Commercial Building (Except Office No. 1 on 6th Floor and Office Nos. 1 and 2 on 21st Floor), 276-278 Lockhart Road, Wanchai, Hong Kong *(Note (1))*	103,000	—	—	100	103,000
161.	Golden Centre, 188 Des Voeux Road Central, Sheung Wan, Hong Kong *(Note (1))*	919,000	—	—	100	919,000
162.	Shopping Arcade including 37 Car Parking Spaces and 14 Lorry Parking Spaces, Citimall, 36-46 Tai Tong Road, 1 Kau Yuk Road, Yuen Long, New Territories *(Note (1))*	1,076,000	—	—	100	1,076,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
163.	Commercial Development on Ground, 1st, 2nd and 3rd Floors, 40 Car Parking Spaces on Basement 1 and 48 Car Parking Spaces and 16 Lorry Parking Spaces on Basement 2, Skyline Plaza, 88 Tai Ho Road, Tsuen Wan, New Territories *(Note (1))*	394,000	—	—	100	394,000
164.	All shops on Ground Floor, Blocks A and B, Sunshine City, 18 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	75,000	—	—	100	75,000
165.	All the shops, Blocks C and D, Sunshine City, 22 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	86,000	—	—	50	43,000
166.	Commercial Development and Communal Areas and 186 Car Parking Spaces, Blocks N, P, Q and R, Sunshine City, 8 On Shing Street, Ma On Shan, Shatin, New Territories *(Note (1))*	380,000	—	—	100	380,000
167.	Shopping Arcade (including 2 cinemas and wet market), Car Parking Spaces and Lorry Parking Spaces, Blocks E-H and J-M, Sunshine City, 18 On Luk Road, Ma On Shan, Shatin, New Territories *(Note (1))*	3,723,000	—	—	100 for Car Parks 97.933 for Remainder	3,650,448
168.	Shopping Arcade and 87 Car Parking Spaces, Shatin Plaza, 21-27 Shatin Centre Street, Shatin, New Territories *(Note (1))*	2,670,000	—	—	77.55	2,070,585
169.	ING Tower (formerly known as Aetna Tower), 308 Des Voeux Road Central, Sheung Wan, Hong Kong *(Note (1))*	1,349,000	—	—	100	1,349,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
170.	Joseph Yen Industrial Building (including private car parking spaces and lorry parking spaces), 24 Lee Chung Street, Chai Wan, Hong Kong *(Note (1))*	56,000	—	—	100	56,000
171.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note (1))*	675,100	—	—	76.96	519,557
172.	Shops on Ground, 1st, 2nd and 3rd Floors of Commercial Development, (excluding Shop Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shop Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and the previous Food Plaza on 2nd Floor), Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	1,000,000	—	—	100	1,000,000
173.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	25,000	—	—	74	18,500
174.	All Shops and Food Plaza on Ground Floor and 2 Restaurants on First Floors, Manhattan Plaza, 23 Sai Ching Street, Yuen Long, New Territories *(Note (1))*	133,000	—	—	100	133,000
175.	Commercial Development and 217 Car Parking Spaces, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories *(Note (1))*	754,200	—	—	60	452,520

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
176.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note (1))*	23,000	—	—	65.54	15,074
177.	Tsun Ning Court, 25 La Salle Road, Kowloon Tong, Kowloon *(Note (1))*	116,400	—	—	100	116,400
178.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 to 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note (1))*	145,000	—	—	64.58	93,641
179.	City Landmark I, 68 Chung On Street, Tsuen Wan, New Territories *(Note (1))*	2,440,000	—	—	74.96	1,829,024
180.	Righteous Centre, 585 Nathan Road, Mongkok, Kowloon *(Note (1))*	297,000	—	—	100	297,000
181.	Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon *(Note (1))*	288,000	—	—	100	288,000
182.	Commercial Development with 224 Car Parking Spaces and 10 Lorry Parking Spaces, Sunshine Bazaar, The Tolo Place, Sunshine City, 628 Sai Sha Road, Ma On Shan, Shatin, New Territories *(Note (1))*	389,000	—	—	100	389,000
183.	AIA Tower, 183 Electric Road, North Point, Hong Kong *(Note (1))*	2,979,000	—	—	94.56	2,816,942
184.	The whole of 4 Hennessy Road and 6 Queen's Road East (also known as Sincere Insurance Building West Wing), 2nd, 7th, 11th, 12th, 16th and 18th Floors and the Portion of the Roof of Sincere Insurance Building East Wing, 6 Hennessy Road and 8-10 Queen's Road East, Wanchai, Hong Kong *(Note (1))*	180,000	—	—	100	180,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
185.	Everglory Centre, 1B-1C Kimberley Street, Tsimshatsui, Kowloon *(Note (1))*	105,000	—	—	100	105,000
186.	Commercial Development, Dawning Views, 23 Yat Ming Road, Fanling, New Territories *(Note (1))*	258,000	—	—	100	258,000
187.	Shop Nos. 1 to 29 on Ground Floor, Shop Nos. 1 to 13 and Restaurant on 1st Floor, La Cité Noble, 1 Ngan O Road, Tseung Kwan O, New Territories *(Note (1))*	114,000	—	—	100	114,000
188.	248 Queen's Road East (formerly known as MLC Tower or CEF Life Tower), Wanchai, Hong Kong *(Note (1))*	2,098,000	—	—	17.13	359,387
189.	Dragon Centre, 79 Wing Hong Street and 108-110 King Lam Street, Cheung Sha Wan, Kowloon *(Note (1))*	475,000	—	—	100	475,000
190.	Commercial Development, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories *(Note (1))*	1,351,000	—	—	100	1,351,000
191.	Commercial Development, Metro City Phase II, 8 Yan King Road, Tseung Kwan O, New Territories *(Note (1))*	5,151,000	—	—	100	5,151,000
192.	235-237 Wing Lok Street and 75 Bonham Strand West, Sheung Wan, Hong Kong *(Note (1))*	163,000	—	—	100	163,000
193.	579 Nathan Road, Mongkok, Kowloon *(Note (1))*	257,000	—	—	100	257,000
194.	The Club on Lower and Upper Ground Floors, Floral Tower, 1-9 Mosque Street (also known as 22 Robinson Road), Mid-Levels, Hong Kong *(Note (1))*	6,300	—	—	100	6,300
195.	4 residential units and 5 car parking spaces in Casa Bella, 117 Caine Road, Mid-Levels, Hong Kong *(Note (1))*	26,000	—	—	100	26,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
196.	Newton Inn, 76-92 Chun Yeung Street, North Point, Hong Kong *(Note (1))*	502,000	—	—	100	502,000
197.	31 garden houses in Casa Marina I, 28 Lo Fai Road, Tai Po, New Territories *(Note (1))*	550,000	—	—	100	550,000
198.	36 garden houses in Casa Marina II, 1 Lo Ping Road, Tai Po, New Territories *(Note (1))*	507,000	—	—	100	507,000
199.	Yue Fai Commercial Centre (except Units 1 to 3 on Ground Floor, 1, 2 and 6 on 2nd Floor, the whole of 5th and 6th Floors, Unit 5 on 8th Floor, Unit 5 on 10th Floor, Units 1, 2 and 5 on 13th Floor, Unit 6 on 17th Floor, Unit 2 on 20th Floor and Unit 3 on 25th Floor), 208 Aberdeen Main Road, Aberdeen, Hong Kong *(Note (1))*	118,000	—	—	100	118,000
200.	Excellent Court, 19 Cheong Lok Street, Yaumatei, Kowloon *(Note (1))*	235,200	—	—	16.7	39,278
201.	Portion of sea view villas (Phase I) held for investment, Area 63, Tai Po Town Lot No. 161, Tai Po, New Territories *(Note (1))*	5,848,400	—	—	90.1	5,269,408
202.	Shop on Basement, Shops Nos. 1 to 14 on Ground Floor, Shops on the 1st and 2nd Floor and 72 Private Car Parking Spaces, 3 Lorry Parking Spaces and 11 Motor Cycle Parking Spaces, Paradise Square, 3 Kwong Wa Street, Yaumatei, Kowloon *(Note (1))*	110,300	—	—	100	110,300
203.	Interest attributable to HLD in Opulence Height, 40-52B Castle Peak Road, Yuen Long, New Territories *(Note (1))*	54,700	—	—	100	54,700

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
204.	Library and Adjacent Spaces on Block A and Nursery and Adjacent Spaces on Block B on Level 3, Greenwood Garden, 7-11 Sha Kok Street, Shatin, New Territories *(Note (1))*	3,600	—	—	100	3,600
205.	The Shopping Centre, Club, 303 pontoons, 75 hardstand spaces and 377 car parking spaces, Marina Cove, Hebe Haven, Sai Kung, New Territories *(Note (1))*	287,000	—	—	40	114,800
206.	Garage (Carparks on Level 4 and Level 5), The Grand Panorama, 10 Robinson Road, Mid-Levels, Hong Kong *(Note (1))*	75,000	—	—	50	37,500
207.	Commercial Accommodation and 377 Car Parking Spaces, Park Central, 9 Tong Tak Street, Tseung Kwan O, New Territories	855,000	—	—	24.59	210,245
208.	The International Finance Centre (IFC) Complex, (excluding Levels 33 to 52, 55, 56 and 77 to 88, Two IFC), 1 Harbour View Street and 8 Finance Street, Central, Hong Kong	27,716,000	—	—	15.93 for Car Parks 32.5 for Remainder	8,940,592
209.	Various parking spaces at Section H and the Remaining Portion of Section A of Quarry Bay Inland Lot No.8, Quarry Bay, Hong Kong	4,800	—	—	50	2,400
210.	4th, 18th, 20th and 32nd Floors, 9 Queen's Road Central, Hong Kong *(Note (1))*	705,000	—	—	100	705,000
211.	Commercial Development at The Sherwood, 8 Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, New Territories *(Note (1))*	92,100	—	—	100	92,100

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
1.5	***Held and occupied***					
212.	12th Floor, Bangkok Bank Building, 28 Des Voeux Road Central and 27 Chiu Lung Street, Central, Hong Kong *(Note (1))*	11,600	—	—	100	11,600
213.	The whole of 4th and 6th Floors, Office Nos. 701, 702, 704 and 705 on 7th Floor, Portion A of Office No. 805 and Office No. 806 on 8th Floor and Office Nos. 1201 to 1205 on 12th Floor, World-wide House, 19 Des Voeux Road Central, Hong Kong *(Note (1))*	650,000	—	—	100	650,000
214.	Car Park A, 1st Floor, Kingsland Court, 66B-C Bonham Road, Mid-Levels, Hong Kong	400	—	—	100	400
1.6	***Property interests leased***					
215.	36 property interests leased to HLD in Hong Kong	No commercial value	—	—	—	No commercial value
216.	2 property interests leased to Henderson China Holdings Limited in Hong Kong	No commercial value	—	—	—	No commercial value
1.7	***Miscellaneous property interests***					
217.	The Space being the existing staircase adjoining the premises known as 48 Fort Street, Sunshine Mansion, 42-46A Fort Street, North Point, Hong Kong	No commercial value	—	—	—	No commercial value
218.	The Entrance Lobbies on Ground Floor and space or spaces underneath the staircases except those parts required for access to upper floors, store room and other rooms on any unit; the surface of any walls other than the surface within the unit and the canopy on 1st Floor and Roof, Wai Yip Building, 82-88A Wai Ching Street, Yaumatei, Kowloon	No commercial value	—	—	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
219.	Common Area on Ground Floor to 4th Floor, Kin On Building, 163-173 Camp Street, Shamshuipo, Kowloon	No commercial value	—	—	—	No commercial value
220.	Spaces and Playground on 2nd Floor, Man Bo Building, 2 Tsing Hoi Circuit, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
221.	Space on Ground Floor, Golden Mansion, 44-56 Bulkeley Street, Hunghom, Kowloon	No commercial value	—	—	—	No commercial value
222.	Reserved Areas, Lee Bo Building, 3 Tsing Ho Square, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
223.	The Remaining Area of Ground Floor and 1st Floor, Lai Bo Building, 2 Tsing Ho Square, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
224.	The Remaining Parts of the Podium Roof on 2nd Level, Kar Wah Building, 11-17 Castle Peak Road San Hui, Tuen Mun, New Territories	No commercial value	—	—	—	No commercial value
225.	Remaining Area of Car Park Floor of Man Lee Industrial Building, 13 Kin Hong Street, Kwai Chung, New Territories	No commercial value	—	—	—	No commercial value
226.	Common Areas and Common Amenities and Facilities, Scenery Garden, 21-29 Sui Wo Road, Shatin, New Territories	No commercial value	—	—	—	No commercial value
227.	Portion of Lots, Fu King Court, 18-24 Ching Wah Street, North Point, Hong Kong	No commercial value	—	—	—	No commercial value
228.	The management shares, Fu Shing Building, 9 Sai Ching Street, Yuen Long, New Territories	No commercial value	—	—	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
2.	**Properties interests in the PRC**					
2.1	***Held for sale***					
229.	Various domestic units at Yuandong Garden, Lot B217-16, Hongling Road Central, Futian District, Shenzhen, Guangdong Province	1,900	—	—	100	1,900
230.	Remaining portions of State Apartments & Office Towers, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	303,090	—	—	75	227,318
231.	Remaining portions of Unicom International Tower, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	150,500	—	—	37.5	56,438
232.	Remaining portions of Residential Tower and Office/Residential Tower, Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	9,480	—	—	49	4,645
233.	Remaining portions of Residential Tower of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	1,015	—	—	100	1,015
234.	Remaining portions of Residential Towers, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	14,620	—	—	100	14,620

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	HK$('000)	%	HK$('000)
2.2	***Held under development***					
235.	The proposed Jingao Centre, No. 2 Guandongdian Street South, South of Chaoyang Road, Chaoyang District, Beijing	1,152,000	—	—	100	1,152,000
236.	Lot No. 130-2 Tianmu Road West, Junction of Tianmu Road West and Hengfeng Road, Zhabei District, Shanghai	272,000	—	—	100	272,000
237.	No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	80	No commercial value (see Note (3))
2.3	***Held for future development***					
238.	Lot No. 146(A)-3 Tianmu Road West, Junction of Hengfeng Road and Puji Road, Zhabei District, Shanghai	208,200	—	—	100	208,200
239.	Lot Nos. 147-2 and 147-3 Tianmu Road West, Junction of Hengfeng Road and Yutong Road, Zhabei District, Shanghai	194,300	—	—	100	194,300
240.	Lot Nos. 406-2, 406-3 and 406-4 Tianmu Road West, Hengfeng Road, Zhabei District, Shanghai	492,500	—	—	60	295,500
241.	Lot No. 688, Nanjing Road West, Jingan District, Shanghai	810,400	—	—	85	688,840
242.	Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	95	No commercial value (see Note (3))

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
243.	Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
244.	River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	68.4	No commercial value (see Note (3))
245.	River Pearl Plaza Block B, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	276,000	—	—	62	171,120
246.	River Pearl Plaza Block C, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province	220,000	—	—	72	158,400
247.	Site on the Huadi Section Fangcun Avenue (formerly known as Fangcun Gongye Avenue), Fangcun District, Guangzhou, Guangdong Province	787,000	—	—	100	787,000
248.	Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
249.	Dongguan Hengjun Plaza, East of Guantai Road, Dongguan, Guangdong Province	49,700	—	—	70	34,790
2.4	***Held for investment***					
250.	The attributable interest of Boham Estate (Shenzhen) Co., Ltd. (as advised, that is 50%) in Levels 1 and 2 of Commercial Podium, Basement Mezzanine Level and Basement Level, Yuandong Garden, Lot B217-16, Hongling Road Central, Futian District, Shenzhen, Guangdong Province *(Note (1))*	45,000	—	—	100	45,000

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
251.	Commercial Podium and Car Parks, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	1,965,000	—	—	75	1,473,750
252.	Units 518 and 519, Office Tower 3, Beijing Henderson Centre, No. 18 Jianguomennei Avenue, Dongcheng District, Beijing	4,550	—	—	100	4,550
253.	Commercial Podium and Car Parks, Shanghai Skycity, Lot No. 547 Tianmu Road West, Zhabei District, Shanghai	525,700	—	—	37.5	197,138
254.	Commercial Podium and Car Parks, Everwin Garden, Lot No. 521 Wanping Road South, Xuhui District, Shanghai	81,000	—	—	49	39,690
255.	Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
256.	Remaining portions of Commercial Podium of Fortune Park, Lot Nos. B118-6 and B118-7, Caitian Road, Futian District, Shenzhen, Guangdong Province	24,300	—	—	100	24,300
257.	Commercial Podium and Car Parks, Hengbao Garden, Nos. 133-147 Baohua Road, Baoyuan Road and Duobao Road, Liwan District, Guangzhou, Guangdong Province	938,000	—	—	100	938,000
2.5	***Held and occupied***					
258.	Property interests held by Mengyin, Xinhua Stone Co., Ltd.	1,060	—	—	32	339
259.	Apartment No. 7-6-7 on Level 2, Block 6-31, District 7 (Lilac Garden), Legend Garden Villas, 89 Capital Airport Road, Chaoyang District, Beijing	1,700	—	—	75	1,275

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
260.	Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province	No commercial value (see Note (3))	—	—	100	No commercial value (see Note (3))
261.	Property erected on No. 2 Jingang North Avenue, Nansha Town, Panyu District, Guangzhou, Guangdong Province	No commercial value	—	—	25	No commercial value
2.6	***Property interests leased***					
262.	16 property interests leased to HLD in the PRC	No commercial value	—	—	—	No commercial value
	Sub-total of Section (A):					**86,736,456**
(B)	**HIL**					
1.	**The Hong Kong and China Gas Company Limited ("Hong Kong China Gas")**					
1.1	**Property interests in Hong Kong**					
1.1.1	***Held for sale***					
263.	Various houses, units and parking spaces at King's Park Hill, Homantin, Kowloon	918,000	16.9065	155,202	12.4229	114,042
264.	Various units and parking spaces at Grand Promenade, 38 Tai Hong Street, Sai Wan Ho, Hong Kong	5,503,000	18.785	1,033,739	13.8032	759,590
1.1.2	***Held under development***					
265.	The interest attributable to Hong Kong China Gas in the Remaining Portion of Kowloon Marine Lot No. 102, Tokwawan, Kowloon	4,049,860	37.57	1,521,532	27.6064	1,118,021
1.1.3	***Held for future development***					
266.	161-167 Yeung Uk Road, Lot No. 484 in Demarcation District No. 443, Tsuen Wan, New Territories	50,000	37.57	18,785	27.6064	13,803

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
1.1.4	***Held for investment***					
267.	The International Finance Centre (IFC) Complex (excluding Levels 33 to 52, 55, 56 and 77 to 88, Two IFC), 1 Harbour View Street, and 8 Finance Street, Central, Hong Kong	27,716,000	2.7614 for Car Parks 5.6355 for Remainder	1,550,295	2.0291 for Car Parks 4.141 for Remainder	1,139,166
268.	Factories A, B and C, Store Room A, and Car Parking Spaces 78 to 81 on 3rd Floor, Block II, Kin Ho Industrial Building, 14-24 Au Pui Wan Street, Fotan, Shatin, New Territories	11,000	37.57	4,133	27.6064	3,037
1.1.5	***Held and occupied***					
269.	363 Java Road, North Point, Hong Kong	734,000	37.57	275,764	27.6064	202,631
270.	The Ma Tau Kok North site at 100 To Kwa Wan Road, Kowloon Inland Lot No. 10311, Tokwawan, Kowloon	970,000	37.57	364,429	27.6064	267,782
271.	Tai Po Town Lot No. 46 (together with the benefit of a wayleave to a mooring system at Tolo Harbour), Tai Po, New Territories	463,000	37.57	173,949	27.6064	127,818
272.	The Remaining Portion of Section E of Lot No. 3723 in Demarcation District No. 104, Yuen Long, New Territories	28,000	37.57	10,520	27.6064	7,730
1.1.6	***Property interests leased***					
273.	34 property interests leased to Hong Kong China Gas in Hong Kong	No commercial value	—	No commercial value	—	No commercial value

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
1.2	**Property interests in the PRC**					
1.2.1	***Held and occupied***					
274.	House Nos. A98, A100 and A102, 11th Street, Clifford Estate, Zhongcun Town, Panyu District, Guangzhou, Guangdong Province	1,476	37.57	555	27.6064	407
275.	Unit 203 of No. 9, Unit 203 of No. 11, Unit 202 of No. 6 and Unit 204 of No. 1 Zhifu Street, Beverly Hill, Fu Wan South Road, Dong District, Zhongshan, Guangdong Province	978	37.57	367	27.6064	270
2.	**Miramar Hotel and Investment Company, Limited ("Miramar")**					
2.1	**Property interests in Hong Kong**					
2.1.1	***Held for investment***					
276.	Hotel Miramar, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon *(Note (2))*	2,227,000	44.21	984,557	32.4855	723,452
277.	Miramar Tower and Miramar Shopping Centre (including Knutsford Step), 132 Nathan Road and 1 Kimberley Road, Tsim Sha Tsui, Kowloon *(Note (2))*	6,010,000	44.21	2,657,021	32.4855	1,952,379
278.	First Floor, Champagne Court, 16 Kimberley Road, Tsim Sha Tsui, Kowloon *(Note (2))*	24,000	44.21	10,610	32.4855	7,797
279.	Shops 10, 11 and 12 on Ground Floor, Kam Tong Building, 12-14 and 18-34 Mok Cheong Street, 68 and 70 Pak Tai Street, Tokwawan, Kowloon *(Note (2))*	13,000	41.7519	5,428	30.6793	3,988
280.	Ground Floor, Fuk Wo Industrial Building, 5 Sheung Hei Street, San Po Kong, Kowloon *(Note (2))*	5,300	44.21	2,343	32.4855	1,722

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
281.	The Whole Flats on 1st and 2nd Floors, the Roof and the External Wall of 5th to 20th Floors (inclusive), Winner House, 310 King's Road, North Point, Hong Kong *(Note (2))*	42,000	44.21	18,568	32.4855	13,644
282.	Basement, South China Building, 1 Wyndham Street, Central, Hong Kong *(Note (2))*	53,000	44.21	23,431	32.4855	17,217
283.	No. 6 Knutsford Terrace, Tsim Sha Tsui, Kowloon *(Note (2))*	125,000	44.21	55,263	32.4855	40,607
2.1.2	***Held and occupied***					
284.	Car Parking Spaces 1, 2, 5, 6, 7, 8, 9, 11, 13, 14, 15, 23, 24 and 26, Chi Lan Yuen, 173 Argyle Street, Mongkok, Kowloon	2,800	44.21	1,238	32.4855	910
285.	3rd Floor, 47 and 49 Sa Po Road, Kowloon City, Kowloon	2,300	44.21	1,017	32.4855	747
286.	Factory Unit Nos. 2101 to 2108 on 21st Floor and Vehicle Parking Spaces 20 and 102 on First Floor, Tsuen Wan Industrial Centre, 220-248 Texaco Road, Tsuen Wan, New Territories	7,300	44.21	3,227	32.4855	2,371
287.	Portion A3 on 13th Floor, United Mansion, 37E-37H and 37J-37K Jordan Road and 95-103 Shanghai Street, Yaumatei, Kowloon	1,300	44.21	575	32.4855	422
288.	Apartment A on 1st Level of Beach Chalet No. 5 of The Sea Ranch, Lantau Island, New Territories	1,000	44.21	442	32.4855	325

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
289.	Commercial Units or Portion on Ground Floor, Bedford Gardens, 151-173 Tin Hau Temple Road, North Point, Hong Kong	6,000	44.21	2,653	32.4855	1,949
2.1.3	***Property interests leased***					
290.	9 property interests leased to Miramar in Hong Kong	No commercial value	—	No commercial value	—	No commercial value
2.2	**Property interests in the PRC**					
2.2.1	***Held for investment***					
291.	Level 1, portion of Zones A & B on Level 2 and Basement 1 of podium, Shang-Mira Garden, Lot No. 1770, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	189,800	22.7063	43,097	16.6846	31,667
292.	21 residential units on Levels 4 to 6 of Maple Court (Block B) and Car Park Nos. 118-125, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	34,355	44.21	15,188	32.4855	11,160
293.	35 residential units on Levels 7 to 15 of Maple Court (Block B) and Car Park Nos. 93, 95, 96, 99-102, 105, 106, 109, 110 & 117, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	57,373	44.21	25,365	32.4855	18,638
294.	3 residential units on Level 10 of Maple Court (Block B) and Car Park Nos. 103, 104 and 107, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	5,488	44.21	2,426	32.4855	1,783

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
295.	2 residential units on Level 14 of Maple Court (Block B) and Car Park No. 94, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	3,749	44.21	1,657	32.4855	1,218
296.	19 residential units on Levels 15 to 18 of Maple Court (Block B) and Car Park Nos. 82, 84, 85, 87 and 89 to 91, Shang-Mira Garden, No. 11, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	32,506	44.21	14,371	32.4855	10,560
297.	Residential unit H on Level 5 of Cypress Court (Block A) and 81 car parks in Shang-Mira Garden, Nos. 11 and 12, Alley 1720, Hongqiao Road, Gubei, Changning District, Shanghai *(Note (2))*	15,940	22.7063	3,619	16.6846	2,660
298.	Portion B of Basement, Portions of Level 1, Portions of Level 2 and the whole of Level 3 in Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	52,502	30.947	16,248	22.7399	11,939
299.	32 units in Lucky Court, Guang Fat Gardens, No. 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	16,649	30.947	5,152	22.7399	3,786
300.	7 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496-500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	4,322	30.947	1,338	22.7399	983

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
301.	Portion of Level 1 in Miramar Shopping Arcade, 2 units in Lucky Court and 5 units in Parklane Commercial Centre, Guang Fat Gardens, Nos. 496, 498 and 500, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	5,225	21.6629	1,132	15.9179	832
302.	Level 4, Miramar Shopping Arcade, Guang Fat Gardens, No. 496, Huanshi Road East, Dongshan District, Guangzhou, Guangdong Province *(Note (2))*	26,200	44.21	11,583	32.4855	8,511
303.	Shop Unit No. 402 on Level 4, Yue Wah Plaza, No. 59 Zhongshan 2nd Road, Zhongshan, Guangdong Province *(Note (2))*	4,700	44.21	2,078	32.4855	1,527
2.2.2	***Held and occupied***					
304.	Flat A, Level 1, Block 2, Shekou Crystal Garden, Shekou Special Industrial Zone, Shenzhen, Guangdong Province	375	44.21	166	32.4855	122
305.	Flat Nos. 403 and 503, Block 1, Jinghua Apartment, 24 Jianguomenwai Avenue, Chaoyang District, Beijing	2,370	44.21	1,048	32.4855	770
2.2.3	***Property interests leased***					
306.	3 property interests leased to Miramar in the PRC	No commercial value	—	No commercial value	—	No commercial value
2.3	**Property interest in the USA**					
2.3.1	***Held for sale***					
307.	Lots 29A and B, Lots 30C, D and E, Lots 27C, 3B-1 and 3B-2, Village 9, Units 1-4 Residential Lots, Lincoln, Placer County, California, the USA	801,138	38.9048	311,681	28.5872	229,023

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
3.	**Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")**					
3.1	**Property interests in Hong Kong**					
3.1.1	***Held for sale***					
308.	Various residential units and parking spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon	855,600	15.665	134,030	11.5106	98,485
3.1.2	***Held for future development***					
309.	Kowloon Inland Lot No. 11159, 220 and 222 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	965,000	31.33	302,335	23.0213	222,156
310.	43-51A Tong Mi Road, Tai Kok Tsui, Kowloon	275,000	31.33	86,158	23.0213	63,309
311.	6 Cho Yuen Street, Yau Tong, Kowloon *(Note (1))*	515,000	31.33	161,350	23.0213	118,560
3.1.3	***Held for investment***					
312.	Commercial Developments including Advertising Panels of Phases I and II, and Commercial Parking Spaces and Loading and Unloading Spaces in Metro Harbour View, 8 Fuk Lee Street, Tai Kok Tsui, Kowloon *(Note (1))*	638,000	31.33	199,885	23.0213	146,876
313.	The interest attributable to Hong Kong Ferry in Silvermine Beach Hotel and various agricultural and building lots in Demarcation District No. 2, Mui Wo, Lantau Island, New Territories	66,050	31.33	20,693	23.0213	15,206
314.	House Nos. B9, B14, B15, and B96 together with Car Parking Space Nos. 9, 14, 15 and 116, Leyburn Villas, Cheung Sha, Lantau Island, New Territories *(Note (1))*	15,000	31.33	4,700	23.0213	3,453

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
315.	Section A and the Remaining Portion of Lot No. 3039, and Lot No. 3042 in Demarcation District No. 124, Hung Shui Kiu, Tuen Mun, New Territories *(Note (1))*	6,500	31.33	2,036	23.0213	1,496
3.1.4	***Held and occupied***					
316.	The shipyard at 98 Tam Kon Shan Road, Tsing Yi Town Lot No. 102, Tsing Yi, New Territories	84,000	31.33	26,317	23.0213	19,338
3.1.5	***Property interests leased***					
317.	14 property interests in Hong Kong and 1 property interest in Macau leased to Hong Kong Ferry	No commercial value	—	No commercial value	—	No commercial value
4.	**Other members in the HIL Group**					
4.1	**Property interests in Hong Kong**					
4.1.1	***Held for sale***					
318.	The whole of Royal Commercial Centre (except Units 2 and 3 on 5th Floor, Units 1 on 10th and 13th Floors, Unit 3 on 18th Floor, Unit 5 on 19th Floor and the whole of 20th Floor), 56 Parkes Street, Tsimshatsui, Kowloon	160,000	100	160,000	73.48	117,568
319.	Interest attributable to HIL in Java Road 108 Commercial Centre, 108 Java Road, North Point, Hong Kong	44,400	100	44,400	73.48	32,625
320.	A domestic unit in Castle Road, Mid-Levels, Hong Kong	17,750	100	17,750	73.48	13,043
321.	A unit in Castle Road, Mid-Levels, Hong Kong	15,550	100	15,550	73.48	11,426
322.	Various units in MacDonnell Road, Mid-Levels, Hong Kong	7,200	100	7,200	73.48	5,291

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
323.	A domestic unit in Robinson Road, Mid-Levels, Hong Kong	4,000	100	4,000	73.48	2,939
324.	A shop in Seymour Road, Mid-Levels, Hong Kong	16,700	100	16,700	73.48	12,271
325.	604 Shanghai Street, Mongkok, Kowloon	15,000	100	15,000	73.48	11,022
326.	A domestic unit in Yin Chong Street, Mongkok, Kowloon	1,000	100	1,000	73.48	735
327.	A factory unit in Wang Lung Street, Tsuen Wan, New Territories	4,000	100	4,000	73.48	2,939
328.	Shop No. 4 on Ground Floor, Ching Fai Terrace, 4-8 Ching Wah Street, North Point, Hong Kong	1,800	100	1,800	73.48	1,323
329.	102 Car Parking Spaces at Tycoon Court, 8 Conduit Road, Mid-Levels, Hong Kong	25,500	100	25,500	73.48	18,737
330.	Flat F on 36th Floor together with portion of the Roof thereabove, and Car Parking Space Nos. 1 to 11 on Ground Floor, Car Parking Space Nos. 1 to 17 on 1st Floor, Car Parking Space Nos. 6, 11, 13, 16 and 19 on 2nd Floor, Car Parking Space Nos. 2, 3, 7 and 19 on 3rd Floor, Car Parking Space Nos. 8 to 13 and 19 on 4th Floor and Car Parking Space Nos. 1 to 15 on 5th Floor, Royal Court, 9M Kennedy Road, Mid-Levels, Hong Kong	27,700	100	27,700	73.48	20,354
331.	23rd Floor, Car Parking Space No. 4 on Ground Floor and Portion of Spaces on Car Park "1" (also known as Car Parking Space Nos. 2 and 3 on Car Park "1"), Hoover Court, 7-9 MacDonnell Road, Mid-Levels, Hong Kong	19,500	100	19,500	73.48	14,329

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
332.	Flats A and B and Flat Roofs on 1st Floor, Flat B on 3rd Floor, Duplex Flat A on 23rd and 24th Floors, Car Parking Space Nos. 7 and 7A, 8 and 8A, 15, 17 and 19 on Ground Floor, Car Parking Space Nos. 31 and 36 on 1st Lower Ground Floor and Car Parking Space Nos. 42 to 44, 50, 57 to 59 and 62 on 2nd Lower Ground Floor, Suncrest Tower, 1 Monmouth Terrace, Wanchai, Hong Kong	50,000	100	50,000	73.48	36,740
333.	4 shop units, 21 domestic units and 4 duplex units, 65 car parking spaces and 6 motor cycle spaces at Palatial Crest, 3 Seymour Road, Mid-Levels, Hong Kong	344,700	0.49	1,689	0.3601	1,241
334.	Car Parking Space No. 6 on Car Park Ground Floor, Silver Star Court, 22-26 Village Road, Happy Valley, Hong Kong	400	100	400	73.48	294
335.	Shop 3 on Ground Floor, Victor Court, 14-28 Wang On Road, North Point, Hong Kong	2,540	100	2,540	73.48	1,866
336.	Units 1 to 8 on 1st Floor and Units 1, 3 and 4 on 2nd Floor, Lai Kwan Court, 438 Castle Peak Road, Cheung Sha Wan, Kowloon	6,000	100	6,000	73.48	4,409
337.	Shop No. 19 on Ground Floor and the yard appertaining thereto and 21% attributable interest of the whole of 1st and 2nd Floors, Florence Plaza, 23 Cheung Wah Street, Cheung Sha Wan, Kowloon	20,000	75	15,000	55.11	11,022
338.	Shop No. 15 on 1st Floor, Shop Nos. 13 and 15 on 2nd Floor, Wing On Building, 206 Fuk Wa Street, Shamshuipo, Kowloon	1,100	100	1,100	73.48	808

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
339.	Units 1 to 11 on 18th Floor, New Trend Centre, 704 Prince Edward Road East and 104 King Fuk Street, San Po Kong, Kowloon	17,700	100	17,700	73.48	13,006
340.	All shop units and all car parking spaces in Wonderland Villas, 9 Wah King Hill Road, Kwai Chung, New Territories	517,700	9.1288	47,260	6.7078	34,726
341.	37 Car Parking Spaces on Level 2, Greenery Plaza, 3 Chui Yi Street, Tai Po, New Territories	7,400	100	7,400	73.48	5,438
342.	Workshop Units A, B, E and G on 3rd Floor, Workshop Unit P on 5th Floor and Workshop Unit E on 9th Floor, 9 Car Parking Spaces on Ground Floor and 19 Car Parking Spaces and 23 Lorry Parking Spaces on 1st Floor, Houston Industrial Building, 32-40 Wang Lung Street, Tsuen Wan, New Territories	19,600	100	19,600	73.48	14,402
343.	Shop No. 12 on Ground Floor, Brilliant Garden, 250 Castle Peak Road, San Hui, Tuen Mun, New Territories	5,100	100	5,100	73.48	3,747
344.	27 Car Parking Spaces on Ground and Lower Ground Floors, The Rainbow Garden, 351 Castle Peak Road, Castle Peak Bay, Tuen Mun, New Territories	3,510	100	3,510	73.48	2,579
345.	18 Car Parking Spaces on First Floor, Tak Lee Industrial Centre, 8 Tsing Yeung Circuit, Tuen Mun, New Territories	2,700	100	2,700	73.48	1,984
346.	Unit 4 on 14th Floor, Chit Lee Commercial Building, 30-36 Shaukeiwan Road, Shau Kei Wan, Hong Kong	470	100	470	73.48	345
347.	Shop 14A on Level 1, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	68	100	68	73.48	50

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
4.1.2	*Held for investment*					
348.	All shop units on Level Three, the Remaining Parts at Level One and various Car Parking Spaces on Levels One and Two of the Podium, Shatin Centre, 2-16 Wang Pok Street, Shatin, New Territories *(Note (1))*	1,779,000	100	1,779,000	73.48	1,307,209
349.	Shop units on Levels One to Three of the Shopping Podiums of North and South Wings, the external walls of the podium and Car Parking Space Nos. 1 to 78 on Basement and Bicycle Parking Space Nos. 1 to 64 on Level One, Trend Plaza, 2 Tuen Lung Street, Tuen Mun, New Territories *(Note (1))*	1,256,000	100	1,256,000	73.48	922,909
350.	Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon *(Note (1))*	2,099,000	33.333	699,660	24.4931	514,110
351.	Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong *(Note (1))*	792,000	100	792,000	73.48	581,962
352.	Shop Nos. G1, G7, G11, G15, G19, G23 and G32 on Ground Floor, Shop Nos. 203, 206, 210, 214, 218, 222, 226, 230, 238 and a Portion of Shop area on Second Floor of the Commercial Development, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	282,000	100	282,000	73.48	207,214
353.	Block C and all Car Parking Spaces on Second Floor, Hang Wai Industrial Centre, 6 Kin Tai Street, Tuen Mun, New Territories *(Note (1))*	98,700	100	98,700	73.48	72,525

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	%	*HK$('000)*	%	*HK$('000)*
354.	Shops on Ground and First Floors, Kindergarten, Wet Market, Cinema and Plaza on Ground Floor, Lorry Parking Spaces and Car Parking Spaces on Ground and First Floors, Fanling Centre, 33 San Wan Road, Fanling, New Territories *(Note (1))*	675,100	23.04	155,543	16.9298	114,293
355.	85 Car Parking Spaces in Basement, Town Square (currently known as City Landmark II), 67-95 Tsuen Wan Market Street, Tsuen Wan, New Territories *(Note (1))*	25,000	26	6,500	19.1048	4,776
356.	14 Lorry Parking Spaces and 96 Car Parking Spaces on Basement and 7 Lorry Parking Spaces and 161 Bicycle Storage Spaces on Level 1 of the Shopping Podium, Jade Plaza, 3 On Chee Road, Tai Po, New Territories *(Note (1))*	23,000	19.48	4,480	14.3139	3,292
357.	Kowloon Building, 555 Nathan Road, Yaumatei, Kowloon *(Note (1))*	666,000	100	666,000	73.48	489,377
358.	Newton Hotel Kowloon, 58-66 Boundary Street, Mongkok, Kowloon *(Note (1))*	226,800	100	226,800	73.48	166,653
359.	Newton Hotel Hong Kong, 200-218 Electric Road, North Point, Hong Kong *(Note (1))*	543,000	100	543,000	73.48	398,996
360.	Shop Nos. 1 to 11 on Ground Floor and Shop Nos. 1 and 2 on Lower Ground Floor, Fairview Height, 1 Seymour Road, Mid-Levels, Hong Kong *(Note (1))*	145,000	35.42	51,359	26.0266	37,739
361.	The whole of Well Tech Centre (except 16th to 19th Floors), 9 Pat Tat Street, San Po Kong, Kowloon *(Note (1))*	285,800	100	285,800	73.48	210,006
362.	The whole of Big Star Centre (except 3rd Floor), 8 Wang Kwong Road, Kowloon Bay, Kowloon *(Note (1))*	135,300	100	135,300	73.48	99,418

	Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
		HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
4.1.3	***Held and occupied***					
363.	Units 1, 2, 3, 4 and 5 on 16th, 17th, 18th and 19th Floors, Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon	49,600	73.4514	36,432	53.9721	26,770
364.	Workshop on 3rd Floor, Big Star Centre, 8 Wang Kwong Road, Kowloon Bay, Kowloon	17,900	73.4514	13,148	53.9721	9,661
4.1.4	***Property interests leased***					
365.	15 property interests leased to other members in the HIL Group in Hong Kong	No commercial value	—	No commercial value	—	No commercial value
4.2	**Property interests in the PRC**					
4.2.1	***Held and occupied***					
366.	Unit E on 13th Floor, Block B, Taojin Garden, No. 110 Hengfu Road, Tianhe District, Guangzhou, Guangdong Province	490	100	490	73.48	360
	Sub-total of Section (B):			**17,842,145**		**13,110,414**
	Grand Total (Section A & Section B):			**17,842,145**		**99,846,870**

Note (1): Property Nos. 106-108, 145-150, 160-206, 210-213, 250, 311, 312, 314, 315 and 348-362 have been valued at a total amount of HK$51,292,500,000 as at 30 June 2005.

Note (2): Property Nos. 276-283 and 291-303 have been valued at a total amount of HK$9,001,070,000 as at 30 September 2005.

Note (3): No capital value has been included in the Summary of Valuation or the Valuation Certificate for the following property interests because the respective Certificates for the Use of State-owned Land have not yet been obtained. However, in the Valuation Certificate, we have stated in the notes to each of such property interests that on the assumption that the respective Certificates for the Use of State-owned Land for such property interests had been obtained, the market values as at 31 October 2005 for such property interests would be:

Property interest	Market value in existing state as at 31 October 2005	Interest attributable to HIL	Market value in existing state attributable to HIL as at 31 October 2005	Interest attributable to HLD	Market value in existing state attributable to HLD as at 31 October 2005
	HK$('000)	*%*	*HK$('000)*	*%*	*HK$('000)*
No. 210 Fangcun Avenue, Fangcun District, Guangzhou, Guangdong Province (No. 237)	330,850	—	—	80	264,680
Lot Nos. RJ-6 and RJ-7, bounded by Zhongshan 6th Road, Ruinan Road, Liurong Road and Jiangjun Road East, Yuexiu District, Guangzhou, Guangdong Province (No. 242)	310,000	—	—	95	294,500
Fortune Garden, Junction of Tongfu Road and Tongqing Road, Haizhu District, Guangzhou, Guangdong Province (No. 243)	196,000	—	—	100	196,000
River Pearl Plaza Block A, Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province (No. 244)	300,000	—	—	68.4	205,200
Site on the east side of Nos. 286-318 Beijing Road, West side of Fuxue Road West, Yuexiu District, Guangzhou, Guangdong Province (No. 248)	310,000	—	—	100	310,000
Office Tower II, The Grand Gateway, No. 3 Hongqiao Road, Xuhui District, Shanghai (No. 255)	1,540,000	—	—	100	1,540,000
Units 407, 507 and 607, Block 40, Buxin Garden, Buxin Road, Luohu District, Shenzhen, Guangdong Province (No. 260)	750	—	—	100	750

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HIL Group has been supplied by the HIL Directors. The issue of this document has been approved by the HIL Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HLD Group but excluding the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this document (other than those relating to the HLD Group but excluding the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document, the omission of which would make any statement in this document (other than those relating to the HLD Group but excluding the HIL Group) misleading.

2. MARKET PRICES

The HIL Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of an HIL Share on the Stock Exchange (i) on the last trading day of each of the calendar months during the period commencing six calendar months preceding the Announcement Date and ending on the Latest Practicable Date; (ii) on the Last Trading Date and (iii) on the Latest Practicable Date.

Date	**Price per HIL Share**
	HK$
31 May 2005	10.90
30 June 2005	10.70
29 July 2005	11.25
31 August 2005	10.80
30 September 2005	11.05
31 October 2005	10.80
Last Trading Date	10.65
30 November 2005	13.05
Latest Practicable Date	14.00

The lowest and highest closing prices per HIL Share recorded on the Stock Exchange during the period commencing six months preceding the Announcement Date, i.e. 5 May 2005, and ending on the Latest Practicable Date were respectively HK$10.45 on 25 and 26 May 2005 and HK$14.00 on 16 December 2005 and the Latest Practicable Date.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the "Offer Period" means the period from 9 November 2005 to the Latest Practicable Date, both dates inclusive; the "Disclosure Period" means the period beginning from the six months prior to the commencement of the Offer Period and ending with the Latest Practicable Date, both dates inclusive; and "interested" and "interests" have the meanings respectively ascribed thereto in Part XV of the SFO. "HLD Shareholdings" means the HLD Shares and any other equity share capital of HLD, securities of HLD which carry substantially the same rights as the HLD Shares, and convertible securities, warrants, options and derivatives in respect of any of them; and "HIL Shareholdings" means the HIL Shares and any other securities of HIL which carry voting rights, and convertible securities, warrants, options and derivatives in respect of any of them.

(a) Holdings, interests and dealings in HIL Shareholdings and HLD Shareholdings

(i) As at the Latest Practicable Date, HIL did not own any HLD Shareholdings and did not deal for value in any HLD Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following HIL Directors had the following interests in the HIL Shares respectively set opposite their names:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HIL Director	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Li Ning	1	—	2,075,859,007	—	—	2,075,859,007	73.68
Lee Tat Man	2	6,666	—	—	—	6,666	0.00
Lee King Yue	3	1,001,739	—	—	—	1,001,739	0.04
Ho Wing Fun	4	1,100	—	—	—	1,100	0.00

Notes:

1. Of these HIL Shares, Lee Shau Kee was the beneficial owner of 34,779,936 HIL Shares, and for the remaining 2,075,859,007 HIL Shares, (i) 802,854,200 HIL Shares, 602,168,418 HIL Shares, 363,328,900 HIL Shares, 217,250,000 HIL Shares and 84,642,341 HIL Shares were respectively owned by Banshing, Markshing, Covite, Gainwise and Darnman, all of which were wholly-owned subsidiaries of Kingslee S.A., which in turn was 100% held by HLD, which in turn was 61.87% held by Henderson Development; and (ii) 5,615,148 HIL Shares were owned by Fu Sang. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Lee Shau Kee. Lee Shau Kee was taken to be interested in these HIL Shares by virtue of the SFO. As directors of HLD and HIL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Lee Ka Kit and Lee Ka Shing were taken to be interested in these HIL Shares by virtue of the SFO. As directors of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HIL Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HIL Shares.

3. Lee King Yue was the beneficial owner of these HIL Shares.

4. Ho Wing Fun was the beneficial owner of these HIL Shares.

Save as disclosed above, none of the HIL Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HIL Directors had dealt for value in any HIL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the following HIL Directors had the following interests in the HLD Shares respectively set opposite their names:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
HIL Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	%
Lee Shau Kee	1	—	—	1,122,938,300	—	1,122,938,300	61.88
Lee Ka Kit	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Lee Ka Shing	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Li Ning	1	—	1,122,938,300	—	—	1,122,938,300	61.88
Lee Tat Man	2	498,000	—	—	—	498,000	0.03
Lee King Yue	3	42,900	—	19,800	—	62,700	0.00
Ho Wing Fun	4	100	—	—	—	100	0.00
Lau Chi Keung	5	2,200	—	—	—	2,200	0.00
Jackson Woo Ka Biu	6	—	2,000	—	—	2,000	0.00

Notes:

1. Of these HLD Shares, (i) 570,743,800 HLD Shares were owned by Henderson Development; (ii) 7,962,100 HLD Shares were owned by Sandra Investment Limited, which was a wholly-owned subsidiary of Henderson Development; (iii) 145,090,000 HLD Shares were owned by Cameron Enterprise Inc.; 222,045,300 HLD Shares were owned by Believegood Limited, which was wholly-owned by South Base Limited; 61,302,000 HLD Shares were owned by Prosglass Investment Limited, which was wholly-owned by Jayasia Investments Limited; 55,000,000 HLD Shares were owned by Fancy Eye Limited, which was wholly-owned by Mei Yu Ltd.; 55,000,000 HLD Shares were owned by Spreadral Limited, which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited, which in turn was 100% held by Henderson Development; (iv) 5,602,600 HLD Shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of Hong Kong China Gas, which was 37.62% held by HIL. HIL was 73.48% held by HLD, which in turn was 61.87% held by Henderson Development; and (v) 192,500 HLD Shares were owned by Fu Sang. Lee Shau Kee was taken to be interested in Henderson Development and Fu Sang as set out in Note 1 to paragraph (a)(ii) in this Section 3, and Hong Kong China Gas and HLD by virtue of the SFO. As directors of HLD and HIL and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust (as defined in Note 1 to paragraph (a)(ii) in this Section 3), Lee Ka Kit and Lee Ka Shing were taken to be interested in these HLD Shares by virtue of the SFO. As director of HLD and HIL and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Li Ning was taken to be interested in these HLD Shares by virtue of the SFO.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Of these HLD Shares, Lee King Yue was the beneficial owner of 42,900 HLD Shares and the remaining 19,800 HLD Shares were held by Ngan Hei Development Company Limited, which was 50% each owned by each of Lee King Yue and his wife, Yang Hsueh Chin.

4. Ho Wing Fun was the beneficial owner of these HLD Shares.

5. Lau Chi Keung was the beneficial owner of these HLD Shares.

6. These HLD Shares were owned by Salina Yang, the wife of Jackson Woo Ka Biu.

Save as disclosed above, none of the HIL Directors had any interest in HLD Shareholdings as at the Latest Practicable Date and none of the HIL Directors dealt for value in any HLD Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, neither Platinum nor any member of its group owned or controlled any HIL Shareholdings or HLD Shareholdings or dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(v) As at the Latest Practicable Date, no subsidiary of HIL, pension fund of HIL or of any subsidiary of HIL, or any adviser to HIL as specified in class (2) of the definition of "associate" in the Takeovers Code (but excluding exempt principal traders) owned or controlled any HIL Shareholdings or HLD Shareholdings as at the Latest Practicable Date or dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(vi) As at the Latest Practicable Date, no arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and HIL or any person who is an associate of HIL by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code.

(vii) As at the Latest Practicable Date, no interest in HIL Shareholdings or HLD Shareholdings was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with HIL and no such fund manager dealt for value in any HIL Shareholdings or HLD Shareholdings during the Offer Period.

(b) **Other interests**

As at the Latest Practicable Date:

(i) no benefit was to be given to any HIL Director as compensation for loss of office or otherwise in connection with the Proposal;

(ii) no agreement or arrangement existed between any HIL Director and any other person which was conditional on or dependent upon the outcome of the Proposal or otherwise connected with the Proposal;

(iii) no material contract had been entered into by HLD in which any HIL Director has a material personal interest; and

(iv) none of the HIL Directors had a service contract in force with HIL or any of the subsidiaries or associated companies of HIL which (a) (including both continuous and fixed term contracts) had been entered into or amended within six months before the Announcement Date; (b) was a continuous contract with a notice period of twelve months or more; or (c) was a fixed term contract with more than twelve months to run irrespective of the notice period.

4. MATERIAL CONTRACTS

After the date two years preceding the Announcement Date, neither HIL nor any of its subsidiaries entered into any contracts which are or may be material, other than in the ordinary course of business carried on or intended to be carried on by the HIL Group.

5. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HIL Group.

6. MISCELLANEOUS

(a) The registered office of HIL is situated at 72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(b) All costs, charges and expenses of and incidental to the Scheme and the costs of carrying the Scheme into effect will be borne by HLD.

(c) The English text of this document and the forms of proxy shall prevail over the Chinese text.

(d) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

7. EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualifications
Platinum	licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
DTZ	Property valuer
Deloitte Touche Tohmatsu	Certified Public Accountants

8. CONSENTS

Platinum, DTZ and Deloitte Touche Tohmatsu have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their opinions, letters or valuation reports, as the case may be, and the references to their names, opinions, letters or valuation reports in the form and context in which they respectively appear.

1. RESPONSIBILITY STATEMENT

The information in this document relating to the HLD Group has been supplied by the HLD Directors. The issue of this document has been approved by the HLD Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this document (other than those relating to the HIL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document (other than those relating to the HIL Group) misleading.

2. MARKET PRICES

The HLD Shares are traded on the Stock Exchange.

The table below shows the respective closing prices of an HLD Share on the Stock Exchange (i) on the last trading day of each of the calendar months during the period commencing six calendar months preceding the Announcement Date and ending on the Latest Practicable Date; (ii) on the Last Trading Date and (iii) on the Latest Practicable Date.

Date	**Price per HLD Share**
	HK$
31 May 2005	35.50
30 June 2005	37.20
29 July 2005	39.30
31 August 2005	38.70
30 September 2005	38.75
31 October 2005	34.55
Last Trading Date	34.40
30 November 2005	34.30
Latest Practicable Date	36.95

The lowest and highest closing prices per HLD Share recorded on the Stock Exchange during the period commencing six months preceding the Announcement Date, i.e. 5 May 2005, and ending on the Latest Practicable Date were respectively HK$34.10 on 26 May 2005 and HK$41.00 on 4 and 8 August 2005.

3. DISCLOSURE OF INTERESTS

For the purpose of this Section, the terms the "Offer Period", the "Disclosure Period", "interested", "interests", "HLD Shareholdings" and "HIL Shareholdings" shall have the same meanings respectively set out in Section 3 of Appendix IV to this document.

(a) Holdings, interests and dealings in the HIL Shareholdings and HLD Shareholdings

(i) As at the Latest Practicable Date, HLD, through the Controlling Parties, was interested in 2,070,243,859 HIL Shares, representing approximately 73.48% of the issued share capital of HIL.

Save as disclosed above, HLD and the Controlling Parties did not have any HIL Shareholdings as at the Latest Practicable Date and did not deal for value in any HIL Shareholdings during the Disclosure Period.

(ii) As at the Latest Practicable Date, the following HLD Directors had the following interests in the HIL Shares respectively set opposite their names:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HLD Director	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Lee Ka Kit	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Lee Ka Shing	1	—	—	—	2,075,859,007	2,075,859,007	73.68
Li Ning	1	—	2,075,859,007	—	—	2,075,859,007	73.68
Lee Tat Man	2	6,666	—	—	—	6,666	0.00
Lo Tak Shing	3	404,375	—	—	—	404,375	0.01
Lee King Yue	4	1,001,739	—	—	—	1,001,739	0.04
Leung Sing	5	150,000	—	—	—	150,000	0.01
Ho Wing Fun	6	1,100	—	—	—	1,100	0.00

Notes:

1. See Note 1 to paragraph (a)(ii) in Section 3 of Appendix IV to this document.

2. Lee Tat Man was the beneficial owner of these HIL Shares.

3. Lo Tak Shing was the beneficial owner of these HIL Shares.

4. Lee King Yue was the beneficial owner of these HIL Shares.

5. Leung Sing was the beneficial owner of these HIL Shares.

6. Ho Wing Fun was the beneficial owner of these HIL Shares.

Save as disclosed above, none of the HLD Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HLD Directors dealt for value in any HIL Shareholdings during the Disclosure Period.

(iii) As at the Latest Practicable Date, the following HLD Directors had the following interests in the HLD Shares respectively set opposite their names:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
HLD Director	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Shau Kee	1	—	—	1,122,938,300	—	1,122,938,300	61.88
Lee Ka Kit	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Lee Ka Shing	1	—	—	—	1,122,938,300	1,122,938,300	61.88
Li Ning	1	—	1,122,938,300	—	—	1,122,938,300	61.88
Lee Tat Man	2	498,000	—	—	—	498,000	0.03
Lo Tak Shing	3	11,000	—	—	—	11,000	0.00
Lee Pui Ling, Angelina	4	30,000	—	—	—	30,000	0.00
Kan Fook Yee	5	—	24,000	—	—	24,000	0.00
Lee King Yue	6	42,900	—	19,800	—	62,700	0.00
Fung Lee Woon King	7	1,000,000	—	—	—	1,000,000	0.06
Leung Sing	8	85,600	—	—	—	85,600	0.00
Ho Wing Fun	9	100	—	—	—	100	0.00
Jackson Woo Ka Biu	10	—	2,000	—	—	2,000	0.00

Notes:

1. See Note 1 to paragraph (a)(iii) in Section 3 of Appendix IV to this document.

2. Lee Tat Man was the beneficial owner of these HLD Shares.

3. Lo Tak Shing was the beneficial owner of these HLD Shares.

4. Lee Pui Ling, Angelina was the beneficial owner of these HLD Shares.

5. These HLD Shares were owned by Lau May Kwan, the wife of Kan Fook Yee.

6. Lee King Yue was the beneficial owner of 42,900 HLD Shares and the remaining 19,800 HLD Shares were held by Ngan Hei Development Company Limited, which was 50% each owned by each of Lee King Yue and his wife, Yang Hsueh Chin.

7. Fung Lee Woon King was the beneficial owner of these HLD Shares.

8. Leung Sing was the beneficial owner of these HLD Shares.

9. Ho Wing Fun was the beneficial owner of these HLD Shares.

10. These HLD Shares were owned by Salina Yang, the wife of Jackson Woo Ka Biu.

Save as disclosed above, none of the HLD Directors had any interest in HIL Shareholdings as at the Latest Practicable Date and none of the HLD Directors dealt for value in any HIL Shareholdings during the Disclosure Period.

(iv) As at the Latest Practicable Date, the Controlling Parties and the Excluded Parties had the following interests in the HIL Shares:

		Number of HIL Shares held and nature of interest				Total number and percentage of issued share capital of HIL held	
HIL Shareholders	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Banshing	1	—	—	802,854,200	—	802,854,200	28.50
Markshing	1	—	—	602,168,418	—	602,168,418	21.37
Covite	1	—	—	363,328,900	—	363,328,900	12.90
Gainwise	1	—	—	217,250,000	—	217,250,000	7.71
Darnman	1	—	—	84,642,341	—	84,642,341	3.00
Lee Shau Kee	2	34,779,936	—	2,075,859,007	—	2,110,638,943	74.92
Fu Sang	3	—	—	5,615,148	—	5,615,148	0.20
Ho Wing Fun	4	1,100	—	—	—	1,100	0.00
Lee King Yue	4	1,001,739	—	—	—	1,001,739	0.04
Lee Tat Man	4	6,666	—	—	—	6,666	0.00
Leung Sing	4	150,000	—	—	—	150,000	0.01
Lo Tak Shing	4	404,375	—	—	—	404,375	0.01
Fung Chun Wah	5	1,751,000	—	—	—	1,751,000	0.06
Lam Ko Yu	5	389,000	—	—	—	389,000	0.01
Lee Siu Lun	5	4,897,100	—	—	—	4,897,100	0.18
Tako Assets	6	—	—	3,000,000	—	3,000,000	0.11
Thommen	6	—	—	1,406,000	—	1,406,000	0.05
Members of the CSFB Group	7	—	—	3,612,000	—	3,612,000	0.13

Notes:

1. These Controlling Parties were presumed to be parties acting in concert with HLD under the Takeovers Code.

2. Lee Shau Kee, an HLD Director, was presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Fu Sang was controlled by a trustee of a trust related to some of the HLD Directors and was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

4. Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing and Lo Tak Shing were HLD Directors and were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

5. Fung Chun Wah is the son of Fung Lee Woon King, who is an HLD Director. Lam Ko Yu is the brother of Colin Lam Ko Yin, who is an HLD Director. Lee Siu Lun is the brother of Lee Shau Kee. Fung Chun Wah, Lam Ko Yu and Lee Siu Lun were therefore presumed to be parties acting in concert with HLD under the Takeovers Code.

6. Tako Assets and Thommen were wholly-owned subsidiaries of Hong Kong Ferry, which in turn was owned as to 31.33% by HIL. As the subsidiaries of an associated company of HIL, which in turn was a subsidiary of HLD, Tako Assets and Thommen were presumed to be parties acting in concert with HLD under the Takeovers Code.

7. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International, both being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

Lee Siu Lun, being the brother of Lee Shau Kee, who is an HLD Director, dealt for value in the HIL Shares during the Disclosure Period as follows:

Date	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
	Buy	Sell	Buy price	Sell price
22 June 2005	92,000	—	9.765	—
20 July 2005	76,000	—	9.765	—
1 August 2005	—	103,000	—	11.25
3 August 2005	—	65,000	—	11.70
22 August 2005	40,000	—	9.765	—

The table below shows the dealings for value by Credit Suisse First Boston (Europe) Limited, member of the CSFB Group, for its own account in the HIL Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
30 May 2005	5 June 2005	5,706,000	—	10.78	10.78	10.78	—	—	—
18 July 2005	24 July 2005	—	600,000	—	—	—	11.17	11.17	11.17
25 July 2005	31 July 2005	—	1,684,000	—	—	—	11.19	11.21	11.17
1 August 2005	8 August 2005	—	1,327,000	—	—	—	11.69	11.69	11.69

Note: The highest and lowest transaction prices for buying HIL Shares during this period were both HK$10.78. The highest and lowest transaction prices for selling HIL Shares during this period were HK$11.69 and HK$11.17 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
23 August 2005	175,000	—	10.92	10.92	10.92	—	—	—
24 August 2005	180,000	—	10.84	10.84	10.84	—	—	—
25 August 2005	53,000	—	10.89	10.89	10.89	—	—	—
21 September 2005	350,000	—	11.09	11.09	11.09	—	—	—
6 October 2005	180,000	—	10.79	10.79	10.79	—	—	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.09 and HK$10.79 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell Price
17 October 2005	26,000	—	10.78	—
18 October 2005	90,000	—	10.67	—
19 October 2005	264,000	—	10.60	—
24 October 2005	76,000	—	10.68	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$10.78 and HK$10.60 respectively.

The table below shows the dealings for value by Credit Suisse First Boston International, member of the CSFB Group, for its own account, in the HIL Shares during the Disclosure Peroid:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
30 May 2005	5 June 2005	—	300,000	—	—	—	10.70	10.70	10.70

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$10.70.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell price
10 November 2005	—	100,000	—	12.70

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$12.70.

The table below shows the dealings for value by CSFB, member of the CSFB Group, for its own account in the HIL Shares during the Disclosure Period: (As at the Latest Practicable Date, CSFB does not hold any HIL Shares for its own account).

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 May 2005	15 May 2005	119,000	—	—	11.65	11.50	—	—	—
16 May 2005	22 May 2005	—	420,000	—	—	—	10.75	10.75	10.75
23 May 2005	29 May 2005	41,000	—	10.40	10.40	10.40	—	—	—
30 May 2005	5 June 2005	—	2,332,000	—	—	—	10.67	10.78	10.60
6 June 2005	12 June 2005	—	816	—	—	—	10.45	10.45	10.45
20 June 2005	26 June 2005	200,000	—	10.95	10.95	10.95	—	—	—
27 June 2005	3 July 2005	100,000	—	10.95	10.95	10.95	—	—	—
4 July 2005	10 July 2005	—	124,000	—	—	—	10.80	10.80	10.80
11 July 2005	17 July 2005	289,000	—	10.89	10.90	10.87	—	—	—

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.65 and HK$10.40 respectively. The highest and lowest transaction prices for selling HIL Shares during this period were HK$10.80 and HK$10.45 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
15 August 2005	69,000	—	11.20	11.20	11.20	—	—	—
17 August 2005	—	620	—	—	—	11.00	11.00	11.00
26 August 2005	—	102,000	—	—	—	11.00	11.00	11.00
6 September 2005	—	241,000	—	—	—	11.10	11.10	11.10
14 September 2005	12,177	62,177	10.80	10.80	10.80	11.10	11.10	11.10
16 September 2005	—	71,000	—	—	—	11.10	11.10	11.10

Note: The highest and lowest transaction prices for buying HIL Shares during this period were HK$11.20 and HK$10.80 respectively. The highest and lowest transaction prices for selling HIL Shares during this period were HK$11.10 and HK$11.00 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HIL Shares involved		Price paid for each HIL Share (HK$)	
Date	Buy	Sell	Buy price	Sell price
19 October 2005	—	20,000	—	10.55
19 October 2005	—	20,000	—	10.55
19 October 2005	—	30,000	—	10.55

Note: The highest and lowest transaction prices for selling HIL Shares during this period were both HK$10.55.

Save as disclosed above, none of the Controlling Parties and the Excluded Parties owned or controlled any HIL Shareholdings as at the Latest Practicable Date or dealt for value in HIL Shareholdings during the Disclosure Period.

(v) As at the Latest Practicable Date, the following persons acting in concert with or presumed to be acting in concert with HLD (other than the HLD Directors whose interests and dealings (if any) in the HLD Shares are set out in sub-paragraph (iii) above) owned or controlled the following HLD Shares:

		Number of HLD Shares held and nature of interest				Total number and percentage of issued share capital of HLD held	
Name	**Note**	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**%**
Lee Siu Lun	1	10,000	—	—	—	10,000	0.00
Lee Wun Yiu	2	50,000	—	—	—	50,000	0.00
Salina Yang	3	2,000	—	—	—	2,000	0.00
Lau May Kwan	4	24,000	—	—	—	24,000	0.00
Ngan Hei Development Company Limited	5	—	—	19,800	—	19,800	0.00
Yang Hsueh Chin	5	—	—	19,800	—	19,800	0.00
Members of the CSFB Group	6	—	—	19,464,803	—	19,464,803	1.07

Notes:

1. Lee Siu Lun is the brother of Lee Shau Kee, who is an HLD Director. Lee Siu Lun was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

2. Lee Wun Yiu is the sister of Lee Shau Kee, who is an HLD Director. Lee Wun Yiu was therefore presumed to be a party acting in concert with HLD under the Takeovers Code.

3. Salina Yang is the wife of Jackson Woo Ka Biu, who is the son of, and an alternate HLD Director to, Woo Po-shing, an HLD Director. Salina Yang was therefore presumed to be a party acting in concert with HLD under the Takeovers Code and her interests set out in this paragraph (v) are duplicated in the family interests of Jackson Woo Ka Biu described in Note 10 to paragraph (iii) above.

4. Lau May Kwan is the wife of Kan Fook Yee, who is an HLD Director. Lau May Kwan was therefore presumed to be a party acting in concert with HLD under the Takeovers Code and her interests set out in this paragraph (v) are duplicated in the family interests of Kan Fook Yee described in Note 5 to paragraph (iii) above.

5. Ngan Hei Development Company Limited was 50% each owned by each of Lee King Yue, an HLD Director, and his wife, Yang Hsueh Chin. Ngan Hei Development Company Limited and Yang Hsueh Chin were therefore presumed to be parties acting in concert with HLD under the Takeovers Code and their interests are duplicated in this paragraph (v) and are also duplicated in the corporate interests of Lee King Yue in Note 6 to paragraph (iii) above.

6. CSFB is the financial adviser to HLD and, as such, Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston International and CSFB, all being members of the CSFB Group, were presumed to be parties acting in concert with HLD under the Takeovers Code.

The table below shows the dealings for value by CSFB, member of the CSFB Group, for its own account in the HLD Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 May 2005	15 May 2005	169,000	15,000	35.93	36.20	35.83	36.20	36.20	36.20
16 May 2005	22 May 2005	547,000	561,000	35.02	35.80	34.77	35.06	35.60	34.60
23 May 2005	29 May 2005	567,000	—	34.42	34.70	34.08	—	—	—
30 May 2005	5 June 2005	1,692,000	45,000	35.38	35.90	34.86	35.41	35.57	35.10
6 June 2005	12 June 2005	130,000	48,000	35.40	35.40	35.40	35.10	35.10	35.10
13 June 2005	19 June 2005	325,000	—	35.18	35.50	34.99	—	—	—
20 June 2005	26 June 2005	401,000	300,000	36.49	36.90	35.30	35.32	35.32	35.32
27 June 2005	3 July 2005	2,564,000	50,000	37.06	37.30	36.70	37.20	37.20	37.20
4 July 2005	10 July 2005	321,000	822,000	36.20	36.55	35.65	35.60	36.50	35.59
11 July 2005	17 July 2005	1,745,000	247,000	37.90	38.01	37.22	36.62	38.00	36.00
18 July 2005	24 July 2005	5,798,000	9,000	39.02	39.43	38.20	39.40	39.40	39.40
25 July 2005	31 July 2005	14,016	30,000	39.20	39.20	38.95	39.15	39.15	39.15
1 August 2005	8 August 2005	3,480,500	132,000	40.37	41.00	39.05	40.90	41.05	40.30

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$41.00 and HK$34.08 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$41.05 and HK$34.60 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
9 August 2005	—	155,000	—	—	—	40.01	40.01	40.01
10 August 2005	—	228,000	—	—	—	40.34	40.60	40.25
12 August 2005	60,000	195,000	39.57	39.57	39.57	39.52	39.60	39.45
15 August 2005	—	830,000	—	—	—	38.95	38.95	38.85
17 August 2005	505,000	—	39.67	39.95	39.05	—	—	—
18 August 2005	450,000	9,000	39.53	40.05	39.05	39.60	39.60	39.60
19 August 2005	326,000	100,000	39.04	39.35	38.90	39.00	39.00	39.00
24 August 2005	—	169,000	—	—	—	38.01	38.20	37.90
25 August 2005	—	100,000	—	—	—	38.10	38.15	38.05
26 August 2005	—	1,000,000	—	—	—	37.76	37.95	37.70
29 August 2005	—	350,000	—	—	—	37.89	37.95	37.80
31 August 2005	290,000	—	38.62	38.62	38.62	—	—	—
2 September 2005	237,000	—	39.28	39.28	39.28	—	—	—
5 September 2005	510,000	50,000	39.83	39.83	39.83	39.60	39.60	39.60
6 September 2005	329,000	100,000	39.63	39.68	39.30	39.70	39.70	39.70
7 September 2005	55,000	20,000	39.70	39.70	39.70	39.50	39.50	39.50
8 September 2005	92,000	—	39.19	39.30	39.06	—	—	—
9 September 2005	170,000	—	39.07	39.25	39.05	—	—	—
14 September 2005	160,000	—	38.77	38.77	38.77	—	—	—
15 September 2005	160,000	255,000	38.47	38.47	38.47	38.45	38.52	38.40
16 September 2005	—	281,000	—	—	—	38.09	38.20	38.05
20 September 2005	386,000	158,000	38.37	38.52	38.25	38.16	38.40	38.00
21 September 2005	178,000	34,000	38.61	38.61	38.61	38.80	38.80	38.80
22 September 2005	506,000	—	38.43	38.44	38.43	—	—	—
23 September 2005	673,000	510,000	38.04	38.16	38.00	38.11	38.30	38.10
26 September 2005	26,000	—	38.15	38.15	38.15	—	—	—
27 September 2005	223,000	—	38.54	38.59	38.49	—	—	—
28 September 2005	139,500	—	38.30	38.35	38.30	—	—	—
29 September 2005	226,000	—	38.73	38.73	38.73	—	—	—
30 September 2005	590,000	—	38.77	38.77	38.77	—	—	—
3 October 2005	1,000,000	100,000	39.03	39.03	39.03	39.05	39.05	39.05
4 October 2005	925	—	39.10	39.10	39.10	—	—	—
5 October 2005	275,000	1,000	38.35	38.85	38.35	38.40	38.40	38.40
6 October 2005	50,000	28,000	37.75	37.75	37.75	37.85	37.85	37.85
7 October 2005	1,600,000	—	37.08	37.08	37.08	—	—	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$40.05 and HK$37.08 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$40.60 and HK$37.70 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
10 October 2005	—	20,000	—	36.98
10 October 2005	100,000	—	36.60	—
12 October 2005	—	126,000	—	36.03
12 October 2005	34,000	—	36.88	—
13 October 2005	—	9,000	—	35.90
13 October 2005	460,000	—	35.85	—
14 October 2005	—	86,000	—	35.56
14 October 2005	750,000	—	35.62	—
14 October 2005	25,000	—	35.52	—
17 October 2005	—	2,000	—	36.35
17 October 2005	—	80,000	—	35.88
17 October 2005	32,000	—	35.76	—
18 October 2005	2,000	—	35.90	—
18 October 2005	—	16,000	—	36.10
18 October 2005	280,000	—	35.85	—
18 October 2005	—	600,000	—	35.95
19 October 2005	—	137,000	—	35.52
19 October 2005	400,000	—	35.55	—
20 October 2005	—	57,000	—	35.61
20 October 2005	—	50,000	—	35.65
20 October 2005	—	50,000	—	35.70
21 October 2005	1,000	—	35.55	—
21 October 2005	1,000	—	35.65	—
21 October 2005	1,000	—	35.65	—
21 October 2005	1,000	—	35.70	—
21 October 2005	4,000	—	35.65	—
21 October 2005	5,000	—	35.55	—
21 October 2005	5,000	—	35.75	—
21 October 2005	6,000	—	35.55	—
21 October 2005	9,000	—	35.60	—
21 October 2005	12,000	—	35.65	—
21 October 2005	13,000	—	35.65	—
21 October 2005	15,000	—	35.45	—
21 October 2005	19,000	—	35.65	—
21 October 2005	22,000	—	35.45	—
21 October 2005	29,000	—	35.55	—
21 October 2005	30,000	—	35.35	—
21 October 2005	41,000	—	35.30	—
24 October 2005	—	72,000	—	35.11
24 October 2005	154,000	—	35.35	—
25 October 2005	—	5,000	—	35.80
25 October 2005	—	49,000	—	35.65

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
25 October 2005	—	177,000	—	35.70
26 October 2005	50,000	—	35.05	—
27 October 2005	30,000	—	34.78	—
27 October 2005	300,000	—	34.80	—
28 October 2005	—	109,000	—	34.24
28 October 2005	30,000	—	34.15	—
28 October 2005	—	100,000	—	34.28
28 October 2005	300,000	—	34.15	—
28 October 2005	—	1,000,000	—	34.22
31 October 2005	100,000	—	34.60	—
31 October 2005	153,000	—	34.45	—
31 October 2005	—	100,000	—	34.60
31 October 2005	—	100,000	—	34.60
1 November 2005	26,000	—	34.78	—
1 November 2005	—	2,411,000	—	34.78
2 November 2005	—	600	—	35.00
2 November 2005	50,000	—	34.56	—
2 November 2005	100,000	—	34.55	—
2 November 2005	—	1,189,000	—	34.61
2 November 2005	—	1,000,000	—	34.57
2 November 2005	50,000	—	34.35	—
3 November 2005	—	46,000	—	34.75
3 November 2005	—	50,000	—	34.90
3 November 2005	—	50,000	—	34.95
3 November 2005	—	50,000	—	34.95
3 November 2005	—	59,000	—	34.85
3 November 2005	70,000	—	34.60	—
3 November 2005	—	100,000	—	34.70
3 November 2005	—	100,000	—	34.75
3 November 2005	—	100,000	—	34.80
3 November 2005	—	100,000	—	34.80
3 November 2005	—	100,000	—	34.85
3 November 2005	—	110,000	—	34.70
3 November 2005	2,084	—	34.85	—
3 November 2005	—	2,084	—	34.25
3 November 2005	—	30,000	—	35.00
3 November 2005	—	100,000	—	34.80
3 November 2005	—	50,000	—	35.05
4 November 2005	—	11,000	—	34.50
4 November 2005	30,000	—	34.45	—
4 November 2005	80,000	—	34.35	—
4 November 2005	100,000	—	34.55	—
4 November 2005	100,000	—	34.60	—
10 November 2005	—	50,000	—	33.90

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	Sell	Buy price	Sell price
10 November 2005	50,000	—	34.20	—
10 November 2005	490,000	—	33.98	—
11 November 2005	60,000	—	34.84	—
11 November 2005	90,000	—	34.60	—
14 November 2005	70,000	—	35.11	—
14 November 2005	—	1,100,000	—	35.12
16 November 2005	35,000	—	34.45	—
16 November 2005	9,000	—	34.15	—
16 November 2005	136,000	—	34.45	—
16 November 2005	141,000	—	34.30	—
16 November 2005	100,000	—	34.45	—
17 November 2005	—	20,000	—	35.00
18 November 2005	20,000	—	34.65	—
22 November 2005	100,000	—	34.10	—
22 November 2005	100,000	—	34.10	—
22 November 2005	30,000	—	34.05	—
23 November 2005	243,000	—	34.90	—
24 November 2005	—	20,000	—	35.60
24 November 2005	412,000	—	35.56	—
25 November 2005	50,000	—	35.50	—
28 November 2005	20,000	—	35.30	—
28 November 2005	—	200,000	—	35.30
1 December 2005	—	131,000	—	34.85
2 December 2005	—	584,000	—	34.99
5 December 2005	50,000	—	34.90	—
5 December 2005	—	50,000	—	34.80
5 December 2005	—	202,000	—	34.95
6 December 2005	—	100,000	—	34.84
7 December 2005	35,000	—	34.40	—
7 December 2005	—	20,000	—	34.90
8 December 2005	—	13,000	—	34.50
8 December 2005	100,000	—	34.35	—
9 December 2005	—	50,000	—	34.40
9 December 2005	50,000	—	34.50	—
13 December 2005	70,000	—	34.14	—
14 December 2005	60,000	—	34.83	—
14 December 2005	—	350,000	—	34.41
15 December 2005	—	400,000	—	36.09
16 December 2005	—	250,000	—	36.54

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$36.88 and HK$33.98 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$36.98 and HK$33.90 respectively.

The table below shows the dealings for value by Credit Suisse First Boston International, member of the CSFB Group, for its own account in the HLD Shares during the Disclosure Period:

Period of transaction

From 9 May 2005 to 8 August 2005, aggregated on a weekly basis		Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
				Buy			Sell		
Start	End	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
23 May 2005	29 May 2005	300,000	—	34.76	34.76	34.76	—	—	—
30 May 2005	5 June 2005	60,000	100,000	35.58	35.58	35.58	35.74	35.74	35.74
11 July 2005	17 July 2005	75,000	62,000	38.21	38.21	38.21	37.91	38.24	36.52
18 July 2005	24 July 2005	—	45,000	—	—	—	38.80	38.80	38.80
1 August 2005	8 August 2005	—	125,000	—	—	—	40.80	40.80	40.80

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$38.21 and HK$34.76 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$40.80 and HK$35.74 respectively.

Date of transaction

From 9 August 2005 to 8 October 2005, aggregated on a daily basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)					
			Buy			Sell		
Date	Buy	Sell	Volume Weighted Average	High	Low	Volume Weighted Average	High	Low
19 August 2005	200,000	—	39.00	39.00	39.00	—	—	—
24 August 2005	100,000	—	37.91	37.91	37.91	—	—	—
31 August 2005	50,000	—	38.68	38.68	38.68	—	—	—
5 September 2005	—	50,000	—	—	—	39.60	39.60	39.60
14 September 2005	60,000	—	38.85	38.85	38.85	—	—	—
15 September 2005	200,000	—	38.40	38.40	38.40	—	—	—
16 September 2005	575,000	—	38.05	38.05	38.05	—	—	—
20 September 2005	—	62,000	—	—	—	38.38	38.40	38.32
22 September 2005	—	170,000	—	—	—	38.50	38.50	38.50
23 September 2005	480,000	—	38.00	38.00	38.00	—	—	—
26 September 2005	—	50,000	—	—	—	37.77	37.77	37.77
27 September 2005	100,000	—	38.59	38.59	38.59	—	—	—
28 September 2005	103,000	—	38.35	38.35	38.35	—	—	—
29 September 2005	226,000	—	38.73	38.73	38.73	—	—	—
30 September 2005	673,000	—	38.78	38.83	38.77	—	—	—
3 October 2005	440,000	100,000	38.75	38.75	38.75	39.05	39.05	39.05
5 October 2005	324,000	—	38.40	38.69	38.35	—	—	—
6 October 2005	250,000	—	37.74	37.75	37.74	—	—	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$39.00 and HK$37.74 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$39.60 and HK$37.77 respectively.

Date of transaction

From 9 October 2005 to the Latest Practicable Date, on a non-aggregated basis	Number of HLD Shares involved		Price paid for each HLD Share (HK$)	
	Buy	*Sell*	*Buy price*	*Sell price*
10 October 2005	500,000	—	36.80	—
12 October 2005	105,000	—	35.91	—
12 October 2005	130,000	—	35.85	—
13 October 2005	460,000	—	35.85	—
14 October 2005	50,000	—	35.46	—
14 October 2005	750,000	—	35.62	—
14 October 2005	—	180,000	—	35.40
18 October 2005	200,000	—	35.70	—
18 October 2005	280,000	—	35.85	—
18 October 2005	320,000	—	36.00	—
19 October 2005	400,000	—	35.55	—
20 October 2005	—	250,000	—	35.50
20 October 2005	336,000	—	35.62	—
20 October 2005	500,000	—	35.25	—
24 October 2005	154,000	—	35.35	—
26 October 2005	50,000	—	35.05	—
27 October 2005	300,000	—	34.80	—
27 October 2005	—	50,000	—	34.93
28 October 2005	—	100,000	—	34.28
28 October 2005	300,000	—	34.15	—
2 November 2005	100,000	—	34.55	—
3 November 2005	70,000	—	34.60	—
3 November 2005	400,000	—	34.75	—
4 November 2005	300,000	—	34.54	—
4 November 2005	30,000	—	34.45	—

Note: The highest and lowest transaction prices for buying HLD Shares during this period were HK$36.80 and HK$34.15 respectively. The highest and lowest transaction prices for selling HLD Shares during this period were HK$35.50 and HK$34.28 respectively.

Save as disclosed above, none of the parties acting in concert with or presumed to be acting in concert with HLD owned or controlled any HLD Shareholdings as at the Latest Practicable Date or dealt for value in any HLD Shareholdings during the Disclosure Period.

(vi) As at the Latest Practicable Date, no person had irrevocably committed to accept or reject the Proposal.

(vii) As at the Latest Practicable Date, no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code existed between HLD or any person acting in concert with HLD and any other person.

(b) **Other interests**

As at the Latest Practicable Date,

(i) no agreement, arrangement or understanding (including any compensation arrangement) existed between HLD or any person acting in concert with HLD and any of the HIL Directors or recent HIL Directors, HIL Shareholders or recent HIL Shareholders having any connection with or dependence upon the Proposal; and

(ii) there were no agreements or arrangements to which HLD was a party and which related to the circumstances in which it might or might not invoke or seek to invoke a condition to the Proposal.

(c) **Repurchases of HLD Shares**

HLD did not repurchase any HLD Shares during the period commencing on 30 June 2005 and ending on the Latest Practicable Date.

4. SHARE CAPITAL

On 20 October 2003, the HLD Directors, pursuant to the powers given to them in an ordinary resolution passed by the HLD Shareholders at a general meeting held on 18 December 2002, resolved to increase the authorised share capital of HLD from HK$3,600,000,000 to HK$4,000,000,000 by the creation of an additional 200,000,000 HLD Shares ranking for dividend and in all other respects *pari passu* with the existing HLD Shares.

A share placement arrangement was made on 6 October 2003 pursuant to which HLD issued 92,440,000 HLD Shares at a price of HK$32.45 per HLD Share for top-up placing.

By an ordinary resolution passed by the HLD Shareholders at a general meeting held on 6 December 2004, the authorised share capital of HLD was increased from HK$4,000,000,000 to HK$5,200,000,000 by the creation of an additional 600,000,000 HLD Shares ranking in all respects pari passu with the existing HLD Shares.

Save as disclosed above, there were no alterations to the share capital of HLD during the two financial years preceding the Announcement Date.

5. MATERIAL CONTRACTS

After the date two years preceding the Announcement Date, neither HLD nor any of its subsidiaries (apart from HIL) entered into any contracts which were or might be material other than in the ordinary course of business carried on or intended to be carried on by the HLD Group.

6. MATERIAL LITIGATION

As at the Latest Practicable Date, there was no material litigation or claim of material importance pending or threatened against any member of the HLD Group.

7. MISCELLANEOUS

(a) The emoluments of the HLD Directors will not be affected by the Scheme or by any other associated transaction.

(b) The beneficial interests in the HIL Shares of the Excluded Parties are set out in the section headed "Shareholding Structure, Information relating to the interests of the Controlling Parties and the Excluded Parties" in the Explanatory Statement on pages 84 and 85 of this document. Those parties which are principal corporate members of the Controlling Parties and the Excluded Parties are Banshing, Markshing, Covite, Gainwise and Darnman (all of which are wholly-owned subsidiaries of HLD), Fu Sang, Tako Assets and Thommen (both of which are wholly-owned subsidiaries of Hong Kong Ferry). Their addresses and the names of their directors are set out below:

Name	Address	Directors
HLD	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Ho Wing Fun, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing), Jackson Woo Ka Biu (as alternate to Woo Po Shing), Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong
Banshing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Markshing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Covite	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing

Name	Address	Directors
Gainwise	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Darnman	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Fung Lee Woon King, Lee King Yue, Colin Lam Ko Yin and Lee Ka Shing
Fu Sang	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Lee Shau Kee, Lee Tat Man, Colin Lam Ko Yin (as alternate to Lee Tat Man) and Lee Ka Shing
Tako Assets	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	Colin Lam Ko Yin, Leung Hay Man and Li Ning
Thommen	98 Tam Kon Shan Road, Ngau Kok Wan, North Tsing Yi, New Territories, Hong Kong	Colin Lam Ko Yin, Li Ning and Leung Hay Man

The ultimate controlling shareholder of HLD, Banshing, Markshing, Covite, Gainwise and Darnman and Fu Sang is Hopkins (Cayman) Limited, the trustee of the Unit Trust as described in Note 1 to paragraph (a)(ii) in Section 3 of Appendix IV to this document. The directors of Hopkins (Cayman) Limited are Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin and Charles Hall. The ultimate parent company of HLD, Banshing, Markshing, Covite, Gainwise and Darnman is Henderson Development. The directors of Henderson Development are Lee Shau Kee, Lee Ka Kit, Lee Ka Shing, Lee Tat Man, Fung Lee Woon King, Colin Lam Ko Yin (also alternate director of Lee Tat Man) and Woo Po Shing.

The ultimate parent company of Tako Assets and Thommen is Hong Kong Ferry. The ultimate controlling shareholder of Tako Assets, Thommen and Hong Kong Ferry is Hopkins (Cayman) Limited. The directors of Hong Kong Ferry are Colin Lam Ko Yin, Li Ning, Eddie Lau Yum Chuen, Lee Shau Kee, Leung Hay Man, Peter Wong Man Kong, Alexander Au Siu Kee, Norman Ho Hau Chong, Michael Kan Yuet Loong and Wu King Cheong.

The individual members of the Excluded Parties and their respective addresses are as follows:

Name	Address
Lee Shau Kee	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Ho Wing Fun	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee King Yue	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lee Tat Man	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Leung Sing	72nd - 76th Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Lo Tak Shing	Room 3501, Gloucester Tower, The Landmark, Hong Kong
Fung Chun Wah	18th Floor, Hoover Court, 7-9 MacDonnell Road, Hong Kong
Lam Ko Yu	Room 2206, Wellborne Commercial Centre, 8 Java Road, Hong Kong
Lee Siu Lun	32nd Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

(c) The registered office of CSFB is 45th - 46th Floors, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

8. CONSENTS

CSFB is deemed licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO.

CSFB has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its opinions and the references to its name and opinions in the form and context in which they respectively appear.

Copies of the following documents are available for inspection at the offices of the solicitors for HIL, Woo, Kwan, Lee & Lo at 27th Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours on any weekday (public holidays excepted), until the Effective Date or the date on which the Scheme lapses or is withdrawn, whichever is the earliest:

(a) the memorandum of association and articles of association of HIL;

(b) the memorandum of association and articles of association of HLD;

(c) the audited consolidated financial statements of the HIL Group for each of the two financial years ended 30 June 2004 and 2005;

(d) the audited consolidated financial statements of the HLD Group for each of the two financial years ended 30 June 2004 and 2005;

(e) the letter from the Independent Director, the text of which is set out on pages 17 and 18 of this document;

(f) the letter from Platinum to the Independent Director, the text of which is set out on pages 19 to 63 of this document;

(g) the letter and summary of valuations from DTZ, the text of which are set out in Appendix III to this document, and the valuation certificates of DTZ;

(h) the letters of consent referred to in Section 8 of Appendix IV and Section 8 of Appendix V to this document; and

(i) a full list of dealings in the HIL Shares and the HLD Shares referred to in paragraph (a)(iv) and paragraph (a)(v) respectively in Section 3 of Appendix V to this document.

HCMP 2711/05

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

Scheme of Arrangement
(under Section 166 of the Companies Ordinance,
Chapter 32 of the Laws of Hong Kong)

between

HENDERSON INVESTMENT LIMITED
(恒基兆業發展有限公司)

and

the holders of Scheme Shares
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set opposite them:

"Banshing"	Banshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Controlling Parties"	Markshing, Darnman, Gainwise, Covite and Banshing
"Court"	High Court of the Hong Kong Special Administrative Region, Court of First Instance
"Covite"	Covite Investment Limited, a company incorporated in Hong Kong with limited liability
"CSFB Europe"	Credit Suisse First Boston (Europe) Limited, a company incorporated in the United Kingdom with limited liability
"CSFB International"	Credit Suisse First Boston International, a company incorporated in the United Kingdom with unlimited liability
"Darnman"	Darnman Investment Limited, a company incorporated in Hong Kong with limited liability
"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 7 of this Scheme
"Excluded Parties"	Lee Shau Kee, Fu Sang, Ho Wing Fun, Lee King Yue, Lee Tat Man, Leung Sing, Lo Tak Shing, Fung Chun Wah, Lam Ko Yu, Lee Siu Lun, Tako Assets, Thommen, CSFB Europe and CSFB International
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability
"Gainwise"	Gainwise Investment Limited, a company incorporated in Hong Kong with limited liability
"Henderson Development"	Henderson Development Limited, a company incorporated in Hong Kong with limited liability
"HIL"	Henderson Investment Limited (恒基兆業發展有限公司), a company incorporated in Hong Kong with limited liability and whose HIL Shares are listed on the Stock Exchange
"HIL Shares"	ordinary shares of HK$0.20 each in the capital of HIL

"HLD"	Henderson Land Development Company Limited (恒基兆業地產有限公司), a company incorporated in Hong Kong with limited liability and whose HLD Shares are listed on the Stock Exchange
"HLD Shares"	ordinary shares of HK$2.00 each in the capital of HLD
"holder(s)"	a registered holder and includes a person entitled by transmission to be registered as such and joint holders
"Markshing"	Markshing Investment Limited, a company incorporated in Hong Kong with limited liability
"Record Time"	5:00 p.m. Hong Kong time on a day on which the Stock Exchange is open for dealings in securities and immediately preceding the Effective Date
"Register"	the register of members of HIL
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification thereof or addition thereto or conditions approved or imposed by the Court
"Scheme Share(s)"	HIL Share(s) in issue as at the Record Time other than those beneficially owned by the Controlling Parties
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tako Assets"	Tako Assets Limited, a company incorporated in the British Virgin Islands with limited liability
"Thommen"	Thommen Limited, a company incorporated in Hong Kong with limited liability
"HK$"	Hong Kong dollars

(B) The authorised capital of HIL at the date of this Scheme is HK$720,000,000 divided into 3,600,000,000 HIL Shares 2,817,327,395 of which have been issued and are fully paid and the remainder are unissued.

(C) The primary purpose of this Scheme is that HIL shall become a wholly-owned subsidiary of HLD and the holders of Scheme Shares shall become shareholders of HLD.

(D) As at the date of this Scheme, an aggregate of 2,070,243,859 HIL Shares representing 73.48% of the issued capital of HIL were beneficially owned by the Controlling Parties, all being wholly-owned subsidiaries of HLD, and registered as follows:

Name of Controlling Parties	Name of Registered Holders	Number of HIL Shares
Markshing	Markshing	342,705,418
	Arsenton Nominees Limited	259,463,000
Darnman	Darnman	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
Covite	Covite	363,328,900
Banshing	Banshing	501,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
	HKSCC Nominees Limited	250,000,000

Each of the Controlling Parties has undertaken that in relation to such HIL Shares in which it is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses.

(E) As at the date of this Scheme, an aggregate of 57,014,064 HIL Shares representing 2.03% of the issued capital of HIL were beneficially owned by the Excluded Parties and registered as follows:

Name of Excluded Parties	Name of Registered Holders	Number of HIL Shares
Lee Shau Kee	Lee Shau Kee	9,482,962
	Hang Seng (Nominee) Limited	25,287,762
	Superb Nominees Limited	9,212
Fu Sang	Fu Sang	5,615,148
Ho Wing Fun	Ho Wing Fun	1,100
Lee King Yue	Lee King Yue	26,739
	HKSCC Nominees Limited	975,000
Lee Tat Man	Hang Seng (Nominee) Limited	6,666
Leung Sing	HKSCC Nominees Limited	150,000
Lo Tak Shing	Lo Tak Shing	4,375
	HKSCC Nominees Limited	400,000
Fung Chun Wah	HKSCC Nominees Limited	1,751,000
Lam Ko Yu	HKSCC Nominees Limited	389,000
Lee Siu Lun	HKSCC Nominees Limited	4,897,100
Tako Assets	HKSCC Nominees Limited	3,000,000
Thommen	HKSCC Nominees Limited	1,406,000
CSFB Europe	HKSCC Nominees Limited	3,489,000
CSFB International	HKSCC Nominees Limited	123,000

Each of the Excluded Parties, by virtue of his or her directorships in HLD or his or her or its relationship with HLD or with one or more of the directors of HLD, are presumed to be acting in concert with HLD under The Code on Takeovers and Mergers and has accordingly undertaken that in relation to such HIL Shares in which each of them is beneficially interested, each of such HIL Shares will remain so registered and beneficially interested until the date on which this Scheme becomes effective, is withdrawn or lapses and will procure that such HIL Shares will not be represented or voted at the meeting convened by direction of the Court for the purpose of approving this Scheme.

(F) Further, by virtue of the Rules Governing the Listing of Securities on the Stock Exchange, no HLD Shares may be allotted and issued to the connected persons of HLD comprising the Excluded Parties other than Tako Assets, Thommen, CSFB Europe and CSFB International in the absence of approval by the independent holders of HLD Shares. Accordingly, HLD will pursuant to the terms of this Scheme procure Henderson Development, being the ultimate holding company of HLD, to transfer from its holdings HLD Shares to such holders of HIL Shares.

(G) HLD and each of the Controlling Parties and Excluded Parties have agreed to appear by Counsel at the hearing of the Petition to sanction this Scheme and to undertake to the Court to be bound thereby and will execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by each of them for the purpose of giving effect to this Scheme.

THE SCHEME

PART I

Cancellation of the Scheme Shares

1. On the Effective Date:

   (a) the authorised and issued share capital of HIL shall be reduced by cancelling and extinguishing the Scheme Shares;

   (b) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of HIL shall be increased to its former amount of HK$720,000,000 by the creation of such number of new HIL Shares as is equal to the number of the Scheme Shares cancelled; and

   (c) HIL shall apply the credit arising in its books of account as a result of the reduction of its share capital referred to in sub-clause (a) of this Clause 1 in paying up in full at par the new HIL Shares to be created as aforesaid, which new HIL Shares shall be allotted and issued, credited as fully paid, to HLD or as HLD may direct.

PART II

Consideration for cancellation of the Scheme Shares

2. (a) In consideration of the cancellation and extinguishment of the Scheme Shares pursuant to Clause 1 of this Scheme, HLD shall, subject to sub-clause (b) of this Clause 2 and subject as hereinafter provided as regards fractions:

   (i) allot and issue to each holder of Scheme Shares (as appearing on the Register at the Record Time) other than those holders of Scheme Shares mentioned in paragraph (ii) of this sub-clause 2(a); and

   (ii) procure Henderson Development to transfer to such holders of Scheme Shares beneficially owned by the Excluded Parties other than Tako Assets, Thommen, CSFB Europe and CSFB International;

   HLD Shares, credited as fully paid, in the proportion of one HLD Share for every 2.5 Scheme Shares then held by them provided that no holder of any Scheme Shares shall be entitled to have allotted and issued, or transferred, to him a fraction of an HLD Share.

   (b) In any case where the directors of HLD or HIL have been advised that the allotment and issue of the HLD Shares to a holder of Scheme Shares under sub-clause (a)(i) of this Clause 2 may be prohibited by any relevant law or so prohibited except after compliance with conditions or requirements which the directors of HLD or HIL regard as unduly onerous by

reason of delay, expense or otherwise, HLD may allot and issue the relevant HLD Shares to a person selected by the directors of HLD who shall sell the same and account to such holder of Scheme Shares for the net proceeds of sale in full satisfaction of his rights to the HLD Shares to which, but for this sub-clause (b) of Clause 2, he would have become entitled under this Scheme except that no payment will be made of any amount of less than HK$50, which will be retained for the benefit of HLD.

PART III

General

3. The HLD Shares to be allotted and issued pursuant to Clause 2 of this Scheme shall form one class with and rank *pari passu* in all respects with the existing HLD Shares.

4. (a) Not later than seven days after the Effective Date, HLD shall effect as of the Effective Date the allotment and issue, or transfer, of the HLD Shares pursuant to Clause 2 of this Scheme.

(b) Not later than ten days after the Effective Date, HLD shall deliver or cause to be delivered (except to the extent to which it may be prohibited by law in any part of the world from so doing) the certificates for the HLD Shares allotted and issued, or transferred, in accordance with Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so allotted and issued or transferred by sending such certificates through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

(i) (subject to (iii) below) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Record Time; or

(ii) (subject to (iii) below) in the case of joint holders to the registered address as appearing on the Register at the Record Time of the joint holder whose name then stands first on the Register in respect of the relevant joint holding; or

(iii) in the case of the HLD Shares allotted and issued pursuant to sub-clause (b) of Clause 2 of this Scheme, to the relevant person nominated for the purposes by the directors of HLD,

Provided that the foregoing shall not preclude HLD from delivering or procuring to be delivered the certificates for the HLD Shares allotted and issued, or transferred, as aforesaid to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of HIL, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) Not later than 28 days after the Effective Date, HLD shall deliver or cause to be delivered (except to the extent to which it may be prohibited by law from so doing) the cheques representing the net proceeds of sale payable by HLD in accordance with sub-clause (b) of Clause 2 of this Scheme to the person or persons to whom the same shall have been respectively so payable by sending such cheques through the post (by airmail where available) in pre-paid envelopes addressed to such persons:

(i) in the case of each sole holder to the registered address of such holder as appearing on the Register at the Record Time; or

(ii) in the case of joint holders to the registered address as appearing on the Register at the Record Time of the joint-holder whose name then stands first on the Register in respect of the relevant joint holding.

Provided that the foregoing shall not preclude HLD from delivering or procuring to be delivered the cheques representing the net proceeds of sale to any such person or persons by a method other than posting subject to the prior agreement of such person or persons or to any person or persons as may be indicated in writing before the Effective Date to the share registrar of HIL, Standard Registrars Limited, at the relevant address aforesaid. All cheques shall be drawn on a licensed bank in Hong Kong or, if the amount of such proceeds has been converted to a currency other than Hong Kong dollars, a bank carrying on business in the country in which such currency is legal tender and made payable to the order of the person or persons to whom in accordance with the foregoing provisions of this Clause 4 the envelope containing the same is addressed and the encashment of any such cheque shall be a good discharge to HLD for the moneys represented thereby.

(d) All certificates and cheques shall be posted at the risk of the addressees and other persons entitled thereto and neither HLD nor HIL shall be responsible for any loss or delay in transmission.

(e) In case where delivery of any certificate for the HLD Shares has been returned undelivered, then in every such case the same shall be retained at the registered office of HLD pending their collection, but that nothing in this provision shall limit or restrict the application of any provisions in the articles of association of HLD from time to time regarding untraceable shareholders.

(f) On or after the day being six calendar months after the posting of the cheques pursuant to sub-clause (c) of this Clause 4, HLD shall have the right to cancel or countermand payment of any such cheque which has not then been encashed or has been returned uncashed and shall place all monies represented thereby in a deposit account in HLD's name with a licensed bank in Hong Kong selected by HLD. HLD shall hold such monies until the expiration of six years from the Effective Date and shall prior to such date make payments thereout of the sums payable pursuant to sub-clause (b) of Clause 2 of this Scheme to persons who satisfy HLD that they are respectively entitled thereto and the cheques referred to in sub-clause (c) of this Clause 4 of which they are payees have not been cashed. Any payments made by HLD hereunder shall include any interest accrued on the sums to which the respective persons are entitled pursuant to sub-clause (b) of Clause 2 of this Scheme, calculated at the annual rate prevailing from time to time at the licensed bank in which the monies are deposited, subject, if applicable, to the deduction of any interest or withholding tax or any other deductions required by law. HLD shall exercise its absolute discretion in determining whether or not it is satisfied that any person is so entitled and a certificate of HLD to the effect that any particular person is so entitled or not so entitled, as the case may be, shall be conclusive and binding upon all persons claiming an interest in the relevant monies.

(g) On the expiration of six years from the Effective Date, HLD shall be released from any further obligation to make any payments under this Scheme and HLD shall retain the balance, if any, of the sums standing to the credit of the deposit account referred to in sub-clause (f) of this Clause 4 including accrued interest subject, if applicable, to the deduction of any interest or withholding tax or any expenses incurred in effecting the transfer.

(h) The preceding sub-clauses of this Clause 4 shall take effect subject to any prohibition or condition imposed by law.

5. Each instrument of transfer and certificate validly subsisting at the Record Time in respect of a transfer or holding of any number of Scheme Shares shall on the Effective Date cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every holder of such certificate shall be bound at the request of HIL to deliver up the same to HIL for the cancellation thereof.

6. All mandates or relevant instructions to HIL in force at the Record Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

7. This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under Section 166 of the Companies Ordinance, Chapter 32 of the Laws of the Hong Kong Special Administrative Region, and confirming, under Section 60 of the same Ordinance, the reduction of capital provided for in this Scheme, together with a minute relating to the share capital of HIL and containing the particulars required by Section 61 of such Ordinance, shall have been duly registered by the Registrar of Companies.

8. Unless this Scheme shall have become effective on or before 30 June 2006 or such later date, if any, as the Court may allow, this Scheme shall lapse.

9. HIL and HLD may jointly consent for and on behalf of all concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

10. All costs, charges and expenses of and incidental to this Scheme and the costs of carrying this Scheme into effect shall be borne by HLD.

Dated 22 December 2005

HCMP 2711/05

IN THE HIGH COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION COURT OF FIRST INSTANCE MISCELLANEOUS PROCEEDINGS NO. 2711 OF 2005

In the Matter
of
HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

and
In the Matter
of
the COMPANIES ORDINANCE,
Chapter 32 of the Laws of Hong Kong

NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that, by an Order dated 20 December 2005 made in the above matters, the Court has directed a Meeting to be convened of the holders of the ordinary shares of HK$0.20 each in the capital of the above-named Henderson Investment Limited (恒基兆業發展有限公司) other than those of such shares beneficially owned by Markshing Investment Limited, Darnman Investment Limited, Gainwise Investment Limited, Covite Investment Limited and Banshing Investment Limited for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the aforementioned holders of ordinary shares of HK$0.20 each and that such Meeting will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:00 a.m. at which place and time all such holders of ordinary shares of HK$0.20 each in the capital of the Company are requested to attend.

A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 166A of the above-mentioned Ordinance are incorporated in the composite document of which this Notice forms part.

The above-mentioned holders of ordinary shares of HK$0.20 each in the capital of the Company may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

It is requested that forms appointing proxies be lodged with the Registrar of the Company, Standard Registrars Limited, at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong and after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the Chairman of the Meeting at the Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand on the Register of Members of the Company in respect of the relevant joint holding.

For the purpose of determining the entitlements to attend and vote at the Meeting, the Register of Members of the Company will be closed between 18 January 2006 to 20 January 2006, both dates inclusive.

By the same Order, the Court has appointed Philip Yuen Pak Yiu or, failing him, Augustine Wong Ho Ming or, failing him, Sit Pak Wing to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent approval of the Court.

Dated 22 December 2005

WOO, KWAN, LEE & LO
27th Floor, Jardine House
1 Connaught Place
Central,
Hong Kong

Solicitors for Henderson Investment Limited



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code:0097)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held in Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 20 January 2006 at 11:30 a.m. (or so soon thereafter as the meeting of certain holders of the ordinary shares of HK$0.20 each in the capital of the Company convened by direction of the High Court of the Hong Kong Special Administrative Region for the same place and day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution:

SPECIAL RESOLUTION

"**THAT**:

(A) the Scheme of Arrangement dated 22 December 2005 (the "Scheme") between the Company and the holders of Scheme Shares (as defined in the Scheme) in the form of the print which has been produced to this Meeting and for the purposes of identification signed by the Chairman of this Meeting, with any modification thereof or addition thereto or condition approved or imposed by the High Court of the Hong Kong Special Administrative Region, be and is hereby approved; and

(B) for the purpose of giving effect to the Scheme, on the Effective Date (as defined in the Scheme):

(i) the authorised and issued capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) subject to and forthwith upon such reduction of capital taking effect, the authorised capital of the Company be increased to its former amount of HK$720,000,000 by the creation of such number of new ordinary shares of HK$0.20 each in the capital of the Company as is equal to the number of the Scheme Shares cancelled; and

(iii) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the new ordinary shares of HK$0.20 each in the capital of the Company to be created as aforesaid, which new shares shall be allotted and issued, credited as fully paid, to Henderson Land Development Company Limited or as it may direct and the Directors of the Company be and are hereby unconditionally authorized to allot and issue the same accordingly."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Dated 22 December 2005

Registered Office:
72nd - 76th Floors,
Two International Finance Centre
8 Finance Street
Central
Hong Kong

Notes:

(i) A member entitled to attend and vote at the above Meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company, but must attend the Meeting in person to represent him.

(ii) A white form of proxy for use at the Meeting is enclosed herewith.

(iii) The white form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited with the Registrar of the Company, Standard Registrars Limited at the Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong or after 2 January 2006, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the Meeting or adjourned Meeting or poll (as the case may be) and in default the form of proxy shall not be treated as valid. Completion and delivery of the form of proxy will not preclude a member from attending and voting in person at the Meeting or poll concerned and, in such event, his form of proxy shall be deemed to have been revoked.

(iv) Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the Register of Members in respect of such share shall alone be entitled to vote in respect thereof.

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

附註：

(i) 凡有權出席上述會議及投票之股東，均有權委任超過一名代表代其出席及投票。委任代表毋須為本公司股東，惟必須親自代其出席會議。

(ii) 隨附該會議適用之白色代表委任表格。

(iii) 白色代表委任表格，連同已簽署之授權書或其他授權文件(如有)(或經由公證人簽署證明之該等授權書或授權文件副本)必須在該會議或其任何續會或投票表決(視情況而定)之指定舉行時間48小時前交回本公司之股份過戶登記處，標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或於二零零六年一月二日後，地址為香港皇后大道東28號金鐘匯中心26樓)，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席會議及於會上投票或參與所述之投票表決，在這情況下，其代表委任表格將被視為作廢。

(iv) 倘屬任何股份之聯名持有人，則任何一名有關人士可就該股份親自或委派代表出席該會議，猶如其為唯一獲授權之人士。若超過一名聯名持有人親自或委派代表出席該會議，則於股東名冊上排名較先之聯名持有人，方有權就有關股份在該會議上投票。



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

茲通告上述公司訂於二零零六年一月二十日星期五上午十一時三十分(或緊隨奉香港特別行政區高等法院之指令於同一地點及同一日召開持有本公司股本中每股面值港幣0.20元普通股之若干持有人之會議或其任何續會結束後)假座香港中環金融街八號四季酒店海景禮堂舉行股東特別大會，藉以考慮及酌情通過下列將提呈為特別決議案之決議案：

特別決議案

「**動議**：

(A) 批准本公司與計劃股份(定義見該計劃)持有人訂立一份日期為二零零五年十二月二十二日之協議安排(「該計劃」)，其形式依已提呈本會議之印刷本，而該印刷本經本會議主席簽署以資識別，並附有香港特別行政區高等法院所批准或施加之任何修訂或增補或附帶之條件；及

(B) 為使該計劃得以生效，於生效日期(定義見該計劃)：

(i) 註銷及撤銷計劃股份，藉以削減本公司之法定及已發行股本；

(ii) 待及緊隨該項削減股本生效後，本公司將藉增發相等於計劃股份所註銷之數目之本公司股本中每股面值港幣0.20元之新普通股，將其法定股本增至其之前之款額港幣720,000,000元；及

(iii) 本公司會將因削減股本所產生之賬面進賬額，用作按面值繳足上述將予增發之本公司股本中每股面值港幣0.20元之新普通股，該等新股份將會入賬列作繳足而配發及發行予恒基兆業地產有限公司或其可能指示之人士，並因此無條件授權本公司董事配發及發行該等新股份。」

承董事局命
秘書
廖祥源

日期：二零零五年十二月二十二日

代表委任表格最遲須於該會議指定舉行時間48小時前送達本公司之股份過戶登記處，標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下，以及於二零零六年一月二日後，則為香港灣仔皇后大道東28號金鐘匯中心26樓)，倘不以此方式交回表格，則可於該會議上呈交予該會議之主席。

倘屬股份之聯名持有人，則只有排名首位之持有人親自或委派代表所作出之投票，方會被接納，其他聯名持有人之投票一概無效。就此而言，排名先後乃以有關聯名持有人於本公司股東名冊上登記之次序為準。

為釐定有權出席該會議並於會上投票之資格，本公司將於二零零六年一月十八日至二零零六年一月二十日(包括首尾兩日)暫停辦理股東過戶登記手續。

法院已透過上述命令委任阮北耀, Philip擔任該會議主席，或如其未能出席，則由黃浩明, Augustine擔任會議主席，或如其未能出席，則由薛伯榮擔任會議主席，法院並指令主席須向法院呈報該會議之結果。

協議計劃須待法院其後批准後，始能作實。

日期：二零零五年十二月二十二日

恒基兆業發展有限公司之律師

胡關李羅律師行

香港

中環

康樂廣場1號

怡和大廈27樓

高等法院雜項案件編號2711／05

香港特別行政區

高等法院

原訟法庭

雜項案件二零零五年第2711號

有關

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司
及
有關

香港法例第三十二章
公司條例之事項

法院指令會議通告

茲通告法院已於二零零五年十二月二十日就上述事項頒佈命令，指示持有上述恒基兆業發展有限公司股本中每股面值港幣0.20元普通股(敏勝置業有限公司、登銘置業有限公司、Gainwise Investment Limited、踞威置業有限公司及賓勝置業有限公司實益擁有之股份除外)之人士舉行會議，藉以考慮並酌情批准(不論是否作出修訂)擬由本公司與上述每股面值港幣0.20元普通股之持有人訂立之一項協議計劃。該會議訂於二零零六年一月二十日星期五上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行，請持有上述本公司股本中每股面值港幣0.20元普通股之全體人士依時出席。

根據上述條例第166A條須提供之協議計劃及說明函件均已包含於綜合文件(本通告為其一部分)內。

持有上述本公司股本中每股面值港幣0.20元普通股之人士可親身於該會議上投票，或可委任其他人士(不論是否本公司股東)代其出席及投票。本文件附奉該會議適用之粉紅色代表委任表格。

8. 除非本計劃於二零零六年六月三十日或之前，或經法院可能批准之較後日期(如有)生效，否則該計劃便告失效。

9. 恒基發展及恒基地產可聯名及代表所有有關人士，同意法院酌情批准對該計劃之任何修訂或增添或施加任何條件。

10. 該計劃本身及附帶之所有成本、費用與開支，以及實行該計劃之成本將由恒基地產承擔。

日期：二零零五年十二月二十二日

(f) 根據第4項條款(c)分條寄出支票後滿六個月之日或之後，恒基地產有權註銷或撤回當時仍未被兑現或已退回之未被兑現之支票，並將該等支票所代表之全部款項以恒基地產名義存放於一家由恒基地產選擇之香港持牌銀行之存款戶口內。恒基地產可持有該等款項直至自生效日期起計的六年屆滿，並於該日期之前，自該筆款項中提取款項付予令恒基地產相信彼等乃根據該計劃第2項條款(b)分條應得該等款項以及第4項條款(c)段所述以其為抬頭人之支票未被兑現之人士。恒基地產據此而支付之任何款項，應包括就各有關人士根據該計劃第2項條款(b)分條有權獲得款項所應計之任何利息(按存放該等款項之持牌銀行不時生效之年利率計算，惟須扣除(如適用)法例規定之任何利息或預扣税或任何其他扣減項目)。恒基地產有絕對酌情權決定是否信納任何人士有權獲得支票，及恒基地產證實任何人士是否有權獲得款項(視情況而定)，該決定為最終依據，並對索償有關款項之利益之所有人士具有約束力。

(g) 當生效日期起計之六年屆滿，恒基地產將獲解除根據該計劃作出任何付款之進一步責任及恒基地產須保留支付第4項條款(f)分條所述之當時存於銀行戶口結餘(如有)(包括所應計利息)，惟須扣減(如適用)利息税或任何預扣除或進行有關轉讓而產生之任何費用。

(h) 第4項條款之分條之實行，須受法律所施加之任何禁令或條件所限制。

5. 在記錄時間仍生效之轉讓文據及股票(涉及轉讓或持有任何數目之計劃股份)，於生效日期將不是該等計劃股份之有效轉讓文據或股票。該股票之持有人須按恒基發展要求，將計劃股份之股票交回恒基發展，予以註銷。

6. 於記錄時間，就有關計劃股份而向恒基發展發出之全部授權或其他指示，均不可為有效之授權或指示。

7. 該計劃將在根據香港特別行政區法例第三十二章公司條例第166條批准該計劃及根據該條例第60條確認該計劃規定之削減股本之法院指令之正本，連同有關恒基發展股本之會議記錄(載有該條例第61條規定之資料)交往公司註冊處處長登記後隨即生效。

(c) 在不遲於生效日期後二十八天，恒基地產須送交或促使送交(倘若此舉可能受到法律所禁止之情況則除外)金額相當於恒基地產根據該計劃第2項條款(b)分別應付之沽售所得款項淨額之支票予一名或以上應獲有關額金款，並透過預付了郵費之信封，將有關支票寄發(以空郵(倘適用))至該等人士之地址：

(i) 倘各自為唯一持有人，則寄往該持有人於記錄時間列於股東名冊之登記地址；或

(ii) 倘為聯名持有人，則寄往且就有關聯名持有而言，當時在股東名冊上名列首位之聯名持有人於記錄時間列於股東名冊之登記地址。

惟上述事宜不應阻礙恒基地產以郵寄以外之方式(待任何有關人士事先同意後)向有關人士，或可能於生效日期前書面通知恒基發展股份過戶登記處標準証券登記有限公司(地址見上文)所指示之任何人士送交或促使送交相當於沽售所得款項淨額之支票。所有支票須由香港一家持牌銀行發出，或倘若該所得款項之款額已兑換為港元之外之貨幣，則由該貨幣為其法定貨幣之國家之銀行發出有關支票。有關支票須根據本第4項條款所確立之收件人名稱為抬頭人，而任何該等支票之兑現須被視為完全解除恒基地產支付該支票所代表之金額之責任。

(d) 所有股票及支票須寄予收件人及有權收取有關股票及支票之其他人士，郵遞風險概由該等人士承擔，恒基發展或恒基地產均不會就傳遞上之任何遺失或延誤而承擔責任。

(e) 倘若退回而無法成功送交恒基地產股份之任何股票，則在這情況下，有關股票須保留在恒基地產之註冊辦事處，以待領取，惟本條文並不局限或限制恒基地產之公司組織章程細則內有關難以查察之股東之任何條文的應用。

條件或規定否則會被禁止的情況，則恒基地產可能會向恒基地產董事揀選之人士配發及發行相關恒基地產股份。該名人士將會出售該等恒基地產股份，並向計劃股份持有人支付銷售所得之款項淨額，以全面履行償付彼等於恒基地產股份之權利(若並無第2項條款(b)分條，其本應根據該計劃而有權享有)，惟須支付之款項少於港幣50元者，將保留予恒基地產。

第三部分
一般資料

3. 根據該計劃第2條款予以配發及發行之恒基地產股份，將組成一個組別，且在各方面與現有恒基地產股份享有同等權益。

4. (a) 在不遲於生效日期後七天，恒基地產須猶如於生效日期根據該計劃第2項條款配發及發行或轉讓恒基地產股份。

   (b) 在不遲於生效日期後十天，恒基地產須送交或促使送交(倘若此舉可能受到全球任何地方之法律所禁止之情況則除外)已配發及發行或轉讓之恒基地產股份之股票予應根據該計劃第2項條款獲配發及發行或轉讓恒基地產股份人士，並透過預付了郵費之信封寄發股票(以空郵(倘適用))至該等人士之地址：

      (i) (在下文(iii)之規限下)倘各自為唯一持有人，則寄往該持有人於記錄時間列於股東名冊之登記地址；或

      (ii) (在下文(iii)之規限下)倘為聯名持有人，則寄往就有關聯名持有而言，當時在股東名冊上名列首位之聯名持有人於記錄時間列於股東名冊之登記地址；或

      (iii) 倘若根據該計劃第2項條款(b)分條配發及發行恒基地產股份，則寄發予恒基地產董事就此提名之相關人士，

   惟上述事宜不應阻礙恒基地產以郵寄以外之方式(待任何有關人士事先同意後)向有關人士，或可能於生效日期前書面通知恒基發展股份過戶登記處標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或於二零零六年一月二日後，地址為香港灣仔皇后大道東28號金鐘匯中心26樓)所指示之任何人士如上文所述送交或促使送交獲配發及發行或轉讓之恒基地產股份之股票。

該計劃

第一部分
註銷計劃股份

1. 於生效日期：

   (a) 恒基發展法定及已發行股本將透過註銷及撤銷計劃股份而被削減；

   (b) 待及並緊隨該項削減股本生效後，恒基發展法定股本將藉增發相等於計劃股份所註銷之數目之新恒基發展股份而增加至其之前之款額港幣720,000,000元；及

   (c) 恒基發展會將因根據第1項條款(a)分條削減股本所產生之賬面進賬額，用作按面值繳足上述將予增發之新恒基發展股份。該等新恒基發展股份將會入賬列作繳足並予以配發及發行予恒基地產或其可能指定之人士。

第二部分
註銷計劃股份之代價

2. (a) 作為根據該計劃第1項條款註銷及撤銷計劃股份之代價，恒基地產須根據第2項條款(b)分條及以下有關零碎部份之條文：

   (i) 向於記錄時間名列股東名冊之各計劃股份持有人(不包括第2(a)分條(ii)段所述之該等計劃股份持有人)配發及發行恒基地產股份；及

   (ii) 促使恒基兆業向由Tako Assets、Thommen、CSFB Europe及CSFB International以外之除外人士實益擁有之計劃股份之持有人轉讓；

   恒基地產股份(入賬列為繳足)，比例為彼等當時每持有2.5股計劃股份獲發1股恒基地產股份；惟任何計劃股份之持有人無權獲配發及發行或獲轉讓恒基地產股份之零碎部分。

   (b) 在任何情況下，倘若恒基地產或恒基發展董事已獲知會，根據第2項條款(a)(i)分條向計劃股份持有人配發及發行恒基地產股份可能受到任何相關法律禁止，或除非在符合某些恒基地產或恒基發展董事因延遲、開支或其他因素而認為過份嚴苛的

各除外人士因其於恒基地產之董事職位，或其與恒基地產或與恒基地產之一名或多名董事之關係，根據公司收購及合併守則被視為與恒基地產一致行動之人士，故彼等已承諾，就彼等各自實益擁有之該等恒基發展股份而言，彼等會繼續登記及實益擁有該等恒基發展股份，直至該計劃生效、被撤回或失效當日為止，並將促使該等恒基發展股份不會於法院就批准該計劃而指示召開之會議上提呈或予以投票。

(F) 此外，鑑於聯交所證券上市規則規定，在並無恒基地產股份之獨立持有人批准下，恒基地產之關連人士(包括Tako Assets、Thommen、CSFB Europe及CSFB International以外之除外人士)不會獲配發及發行恒基地產股份。因此，恒基地產將根據該計劃之條款，促使恒基兆業(恒基地產之最終控股公司)向該等恒基發展股份持有人轉讓其所持之恒基地產股份。

(G) 恒基地產、各控股人士及除外人士已同意由大律師出席申請批准該計劃之聆訊，並且向法院作出承諾會受其約束，及為令到該計劃落實，在彼等各自可能認為必須及適宜情況下，簽署(及促使簽署)任何文件及進行及促使進行任何行動及事宜。

(D) 於該計劃日期，控股人士（全部均為恒基地產之全資附屬公司）實益擁有合共2,070,243,859股恒基發展股份，相當於恒基發展已發行股本之73.48%，並登記如下：

控股人士名稱	登記持有人名稱	恒基發展股份數目
敏勝	敏勝	342,705,418
	雅仙代理人有限公司	259,463,000
登銘	登銘	34,955,000
	Superb Nominees Limited	49,687,341
Gainwise	Gainwise	167,750,000
	Superb Nominees Limited	49,500,000
踞威	踞威	363,328,900
賓勝	賓勝	501,604,200
	Wing Lung Bank (Nominees) Limited	51,250,000
	香港中央結算（代理人）有限公司	250,000,000

各控股人士已承諾，就其實益擁有之恒基發展股份而言，其會繼續登記及實益擁有該等恒基發展股份，直至該計劃生效、被撤回或失效當日為止。

(E) 於該計劃日期，除外人士實益擁有合共57,014,064股恒基發展股份，相當於恒基發展已發行股本之2.03%，並登記如下：

除外人士名稱	登記持有人名稱	恒基發展股份數目
李兆基	李兆基	9,482,962
	Hang Seng (Nominee) Limited	25,287,762
	Superb Nominees Limited	9,212
富生	富生	5,615,148
何永勳	何永勳	1,100
李鏡禹	李鏡禹	26,739
	香港中央結算（代理人）有限公司	975,000
李達民	Hang Seng (Nominee) Limited	6,666
梁昇	香港中央結算（代理人）有限公司	150,000
羅德丞	羅德丞	4,375
	香港中央結算（代理人）有限公司	400,000
馮振華	香港中央結算（代理人）有限公司	1,751,000
林高禹	香港中央結算（代理人）有限公司	389,000
李兆麟	香港中央結算（代理人）有限公司	4,897,100
Tako Assets	香港中央結算（代理人）有限公司	3,000,000
Thommen	香港中央結算（代理人）有限公司	1,406,000
CSFB Europe	香港中央結算（代理人）有限公司	3,489,000
CSFB International	香港中央結算（代理人）有限公司	123,000

「恒基地產」	指	恒基兆業地產有限公司，一間在香港註冊成立之有限公司，其恒基地產股份於聯交所上市
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「持有人」	指	登記持有人，亦包括透過轉讓而有權登記成為持有人之人士及聯名持有人
「敏勝」	指	敏勝置業有限公司，一間在香港註冊成立之有限公司
「記錄時間」	指	緊接生效日期前並於聯交所開放進行證券買賣之日，香港時間下午五時正
「股東名冊」	指	恒基發展之股東名冊
「該計劃」	指	現時形式之協議安排，或連同任何經法院所批准或施加之任何修訂或增補或附帶條件
「計劃股份」	指	於記錄時間已發行之恒基發展股份，不包括控股人士實益擁有之股份
「聯交所」	指	香港聯合交易所有限公司
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司
「港幣」	指	港幣

(B) 於該計劃日期，恒基發展之法定股本港幣720,000,000元，分為3,600,000,000股恒發展股份，當中有2,817,327,395股已予發行及全面繳足，其餘則未獲發行。

(C) 該計劃旨在恒基發展成為恒基地產之全資附屬公司，以及計劃股份持有人將成為恒基地產之股東。

(A) 於本協議安排內，除非與主旨或文義不符，否則下列詞彙具有以下涵義：

「賓勝」	指	賓勝置業有限公司，一間在香港註冊成立之有限公司
「控股人士」	指	敏勝、登銘、Gainwise、踞威及賓勝
「法院」	指	香港特別行政區高等法院，原訟法庭
「踞威」	指	踞威置業有限公司，一間在香港註冊成立之有限公司
「CSFB Europe」	指	Credit Suisse First Boston (Europe) Limited，一間於英國註冊成立之有限公司
「CSFB International」	指	Credit Suisse First Boston International，一間於英國註冊成立之有限公司
「登銘」	指	登銘置業有限公司，一間在香港註冊成立之有限公司
「生效日期」	指	該計劃根據其第7項條款生效之日期
「除外人士」	指	李兆基、富生、何永勳、李鏡禹、李達民、梁昇、羅德丞、馮振華、林高禹、李兆麟、Tako Assets、Thommen、CSFB Europe及CSFB International
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間在香港註冊成立之有限公司
「恒基兆業」	指	恒基兆業有限公司，一間在香港註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，一間在香港註冊成立之有限公司，其恒基發展股份於聯交所上市
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股

高等法院雜項案件編號2711／05

高等法院雜項聆訊
香港特別行政區高等法院
原訟法庭
雜項案件二零零五年第2711號

有關

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

及

有關

香港法例第三十二章公司條例

HENDERSON INVESTMENT LIMITED
恒基兆業發展有限公司

與

計劃股份（定義見本協議安排）持有人
之間訂立之協議安排之事項
（根據香港法例第三十二章
公司條例第166條）

緒言

下列文件於生效日期或該計劃失效或被撤回之日(以最早發生者為準)前任何週日(公眾假期除外)之日常辦公時間內，於恒基發展之律師胡關李羅律師行之辦事處(地址為香港中環康樂廣場1號怡和大廈27樓)可供查閱：

(a) 恒基發展之組織大綱及章程細則；

(b) 恒基地產之組織大綱及章程細則；

(c) 恒基發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務報表；

(d) 恒基地產集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務報表；

(e) 獨立董事發出之函件，全文載於本文件第17及18頁；

(f) 百德能向獨立董事發出之函件，全文載於本文件第19至63頁；

(g) 戴德梁行之函件及估值概要，全文載於本文件附錄三，以及戴德梁行之估值證書；

(h) 本文件附錄四第8節及附錄五第8節所述之同意書；及

(i) 本文件附錄五第3節第(a)(iv)段及第(a)(v)段分別載述有關買賣恒基發展股份及恒基地產股份之一覽表。

8. 同意書

CSFB被視為持牌可進行證券及期貨條例下第1類(證券買賣)、第4類(就證券提供意見)及第6類(就企業融資提供意見)之受規管活動。

CSFB已就本文件之刊發發出同意書，同意按本文件所載之個別形式及涵義，轉載其意見及引述其名稱及意見，且迄今並無撤回其同意書。

除外人士之個別人士及彼等各自之地址如下：

姓名	地址
李兆基	香港中環金融街8號國際金融中心二期72-76樓
何永勳	香港中環金融街8號國際金融中心二期72-76樓
李鏡禹	香港中環金融街8號國際金融中心二期72-76樓
李達民	香港中環金融街8號國際金融中心二期72-76樓
梁昇	香港中環金融街8號國際金融中心二期72-76樓
羅德丞	香港置地廣場告羅士打大廈3501室
馮振華	香港麥當奴道7-9號豪華閣18樓
林高禹	香港渣華道8號威邦商業中心2206室
李兆麟	香港灣仔駱克道188號兆安中心32樓

(c) CSFB之註冊辦事處位於香港中環康樂廣場8號交易廣場二期45-46樓。

名稱	地址	董事
Gainwise	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
登銘	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
富生	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、李達民、林高演(李達民之替代董事)及李家誠
Tako Assets	P.O. Box 71 Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	林高演、梁希文及李寧
Thommen	香港新界北青衣牛角灣 担杆山路98號	林高演、李寧及梁希文

恒基地產、賓勝、敏勝、踞威、Gainwise、登銘及富生之最終控股股東為Hopkins (Cayman) Limited(本文件附錄四第3節(a)(ii)段附註1所述單位信託之受託人)，其董事為李達民、馮李煥琼、林高演及Charles Hall。恒基地產、賓勝、敏勝、踞威、Gainwise及登銘之最終母公司為恒基兆業，其董事為李兆基、李家傑、李家誠、李達民、馮李煥琼、林高演(亦為李達民之替代董事)及胡寶星。

Tako Assets及Thommen之最終母公司為香港小輪。Tako Assets、Thommen及香港小輪之最終控股股東為Hopkins (Cayman) Limited。香港小輪之董事為林高演、李寧、劉壬泉、李兆基、梁希文、王敏剛、歐肇基、何厚鏘、簡悅隆及胡經昌。

7. 其他事項

(a) 恒基地產董事之酬金將不會因為該計劃或任何其他相聯之交易而受到影響。

(b) 除外人士於恒基發展股份之實際權益載於本文件第84及85頁說明函件之「股權結構、有關控股人士及除外人士權益之資料」一節。該等人士均為控股人士及除外人士之主要公司成員，即賓勝、敏勝、踞威、Gainwise及登銘（全為恒基地產之全資附屬公司）、富生、Tako Assets及Thommen（均為香港小輪之全資附屬公司）。彼等之地址及董事姓名如下：

名稱	地址	董事
恒基地產	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、李家傑、林高演、李家誠、葉盈枝、歐肇基、何永勳、孫國林、李鏡禹、馮李煥琼、梁昇、劉壬泉、李寧、郭炳濠、羅德丞、胡寶星、梁希文、李王佩玲、李達民、簡福飴、梁雲生（羅德丞之替代董事）、胡家驃（胡寶星之替代董事）、鄺志強、高秉強及胡經昌
賓勝	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
敏勝	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠
踞威	香港中環金融街8號 國際金融中心二期72-76樓	李兆基、馮李煥琼、李鏡禹、林高演及李家誠

(b) **其他權益**

於最後實際可行日期：

(i) 恒基地產或與恒基地產一致行動之任何人士與恒基發展之任何董事或近期之恒基發展董事、恒基發展股東或近期的恒基發展股東之間概無存在與該建議有關連或取決於該建議而定之任何協議、安排或諒解(包括任何賠償安排)；及

(ii) 恒基地產並無訂立任何協議或安排，而有關協議及安排涉及之情況，可能會或不會令恒基地產援引或尋求援引該建議之條件。

(c) **購回恒基地產股份**

由二零零五年六月三十日起至最後實際可行日期止期間內，恒基地產並無回購任何恒基地產股份。

4. 股本

於二零零三年十月二十日，恒基地產董事根據恒基地產股東於二零零二年十二月十八日舉行之股東大會上通過一項普通決議案所授出之權力，決議藉增加額外200,000,000股恒基地產股份(在可獲發股息及於所有其他方面與現有恒基地產股份享有同等權益)，將恒基地產之法定股本由港幣3,600,000,000元增至港幣4,000,000,000元。

於二零零三年十月六日作出股份配售安排，恒基地產據此按每股恒基地產股份港幣32.45元之價格，發行92,440,000股恒基地產股份，以進行補充性配售。

根據恒基地產股東於二零零四年十二月六日舉行之股東大會上通過之一項普通決議案，藉增加額外600,000,000股恒基地產股份(在所有方面與現有恒基地產股份享有同等權益)，將恒基地產之法定股本由港幣4,000,000,000元增至港幣5,200,000,000元。

除上文披露者外，於公佈日期前兩個財政年度內，恒基地產股本並無任何變動。

5. 重大合約

於公佈日期的兩年前的該日期後，恒基地產或其任何附屬公司(不包括恒基發展)並無訂立任何屬於或可能屬於重大之合約(恒基地產集團於或擬於日常業務範圍內訂立者除外)。

6. 重大訴訟

於最後實際可行日期，恒基地產集團之任何成員公司概無待決或受威脅之重大訴訟或重大申索。

交易日期

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十月十日	500,000	–	36.80	–
二零零五年十月十二日	105,000	–	35.91	–
二零零五年十月十二日	130,000	–	35.85	–
二零零五年十月十三日	460,000	–	35.85	–
二零零五年十月十四日	50,000	–	35.46	–
二零零五年十月十四日	750,000	–	35.62	–
二零零五年十月十四日	–	180,000	–	35.40
二零零五年十月十八日	200,000	–	35.70	–
二零零五年十月十八日	280,000	–	35.85	–
二零零五年十月十八日	320,000	–	36.00	–
二零零五年十月十九日	400,000	–	35.55	–
二零零五年十月二十日	–	250,000	–	35.50
二零零五年十月二十日	336,000	–	35.62	–
二零零五年十月二十日	500,000	–	35.25	–
二零零五年十月二十四日	154,000	–	35.35	–
二零零五年十月二十六日	50,000	–	35.05	–
二零零五年十月二十七日	300,000	–	34.80	–
二零零五年十月二十七日	–	50,000	–	34.93
二零零五年十月二十八日	–	100,000	–	34.28
二零零五年十月二十八日	300,000	–	34.15	–
二零零五年十一月二日	100,000	–	34.55	–
二零零五年十一月三日	70,000	–	34.60	–
二零零五年十一月三日	400,000	–	34.75	–
二零零五年十一月四日	300,000	–	34.54	–
二零零五年十一月四日	30,000	–	34.45	–

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣36.80元及港幣34.15元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣35.50元及港幣34.28元。

除上文披露者外，於最後實際可行日期，與恒基地產一致行動或被視為一致行動之人士概無擁有或控制任何恒基地產股權，或於披露期內為價值而買賣恒基地產股權。

(vi) 於最後實際可行日期，概無人士不可撤回地承諾接納或拒絕接納該建議。

(vii) 於最後實際可行日期，恒基地產或與恒基地產一致行動之任何人士與任何其他人士之間概無存在收購守則第22條附註8第3段所述性質之安排。

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
			買入			賣出		
日期	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年八月十九日	200,000	–	39.00	39.00	39.00	–	–	–
二零零五年八月二十四日	100,000	–	37.91	37.91	37.91	–	–	–
二零零五年八月三十一日	50,000	–	38.68	38.68	38.68	–	–	–
二零零五年九月五日	–	50,000	–	–	–	39.60	39.60	39.60
二零零五年九月十四日	60,000	–	38.85	38.85	38.85	–	–	–
二零零五年九月十五日	200,000	–	38.40	38.40	38.40	–	–	–
二零零五年九月十六日	575,000	–	38.05	38.05	38.05	–	–	–
二零零五年九月二十日	–	62,000	–	–	–	38.38	38.40	38.32
二零零五年九月二十二日	–	170,000	–	–	–	38.50	38.50	38.50
二零零五年九月二十三日	480,000	–	38.00	38.00	38.00	–	–	–
二零零五年九月二十六日	–	50,000	–	–	–	37.77	37.77	37.77
二零零五年九月二十七日	100,000	–	38.59	38.59	38.59	–	–	–
二零零五年九月二十八日	103,000	–	38.35	38.35	38.35	–	–	–
二零零五年九月二十九日	226,000	–	38.73	38.73	38.73	–	–	–
二零零五年九月三十日	673,000	–	38.78	38.83	38.77	–	–	–
二零零五年十月三日	440,000	100,000	38.75	38.75	38.75	39.05	39.05	39.05
二零零五年十月五日	324,000	–	38.40	38.69	38.35	–	–	–
二零零五年十月六日	250,000	–	37.74	37.75	37.74	–	–	–

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣39.00元及港幣37.74元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣39.60元及港幣37.77元。

下表載有於披露期內，CSFB集團之成員公司Credit Suisse First Boston International自行為價值買賣恒基地產股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
				買入			賣出		
開始	結束	買入	賣出	加權平均量	最高	最低	加權平均量	最高	最低
二零零五年五月二十三日	二零零五年五月二十九日	300,000	–	34.76	34.76	34.76	–	–	–
二零零五年五月三十日	二零零五年六月五日	60,000	100,000	35.58	35.58	35.58	35.74	35.74	35.74
二零零五年七月十一日	二零零五年七月十七日	75,000	62,000	38.21	38.21	38.21	37.91	38.24	36.52
二零零五年七月十八日	二零零五年七月二十四日	–	45,000	–	–	–	38.80	38.80	38.80
二零零五年八月一日	二零零五年八月八日	–	125,000	–	–	–	40.80	40.80	40.80

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣38.21元及港幣34.76元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣40.80元及港幣35.74元。

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十一月十日	50,000	–	34.20	–
二零零五年十一月十日	490,000	–	33.98	–
二零零五年十一月十一日	60,000	–	34.84	–
二零零五年十一月十一日	90,000	–	34.60	–
二零零五年十一月十四日	70,000	–	35.11	–
二零零五年十一月十四日	–	1,100,000	–	35.12
二零零五年十一月十六日	35,000	–	34.45	–
二零零五年十一月十六日	9,000	–	34.15	–
二零零五年十一月十六日	136,000	–	34.45	–
二零零五年十一月十六日	141,000	–	34.30	–
二零零五年十一月十六日	100,000	–	34.45	–
二零零五年十一月十七日	–	20,000	–	35.00
二零零五年十一月十八日	20,000	–	34.65	–
二零零五年十一月二十二日	100,000	–	34.10	–
二零零五年十一月二十二日	100,000	–	34.10	–
二零零五年十一月二十二日	30,000	–	34.05	–
二零零五年十一月二十三日	243,000	–	34.90	–
二零零五年十一月二十四日	–	20,000	–	35.60
二零零五年十一月二十四日	412,000	–	35.56	–
二零零五年十一月二十五日	50,000	–	35.50	–
二零零五年十一月二十八日	20,000	–	35.30	–
二零零五年十一月二十八日	–	200,000	–	35.30
二零零五年十二月一日	–	131,000	–	34.85
二零零五年十二月二日	–	584,000	–	34.99
二零零五年十二月五日	50,000	–	34.90	–
二零零五年十二月五日	–	50,000	–	34.80
二零零五年十二月五日	–	202,000	–	34.95
二零零五年十二月六日	–	100,000	–	34.84
二零零五年十二月七日	35,000	–	34.40	–
二零零五年十二月七日	–	20,000	–	34.90
二零零五年十二月八日	–	13,000	–	34.50
二零零五年十二月八日	100,000	–	34.35	–
二零零五年十二月九日	–	50,000	–	34.40
二零零五年十二月九日	50,000	–	34.50	–
二零零五年十二月十三日	70,000	–	34.14	–
二零零五年十二月十四日	60,000	–	34.83	–
二零零五年十二月十四日	–	350,000	–	34.41
二零零五年十二月十五日	–	400,000	–	36.09
二零零五年十二月十六日	–	250,000	–	36.54

附註：　本期內買入恒基地產股份之最高及最低交易價分別為港幣36.88元及港幣33.98元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣36.98元及港幣33.90元。

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格（港幣）	
	買入	賣出	買入價	賣出價
二零零五年十月二十五日	–	177,000	–	35.70
二零零五年十月二十六日	50,000	–	35.05	–
二零零五年十月二十七日	30,000	–	34.78	–
二零零五年十月二十七日	300,000	–	34.80	–
二零零五年十月二十八日	–	109,000	–	34.24
二零零五年十月二十八日	30,000	–	34.15	–
二零零五年十月二十八日	–	100,000	–	34.28
二零零五年十月二十八日	300,000	–	34.15	–
二零零五年十月二十八日	–	1,000,000	–	34.22
二零零五年十月三十一日	100,000	–	34.60	–
二零零五年十月三十一日	153,000	–	34.45	–
二零零五年十月三十一日	–	100,000	–	34.60
二零零五年十月三十一日	–	100,000	–	34.60
二零零五年十一月一日	26,000	–	34.78	–
二零零五年十一月一日	–	2,411,000	–	34.78
二零零五年十一月二日	–	600	–	35.00
二零零五年十一月二日	50,000	–	34.56	–
二零零五年十一月二日	100,000	–	34.55	–
二零零五年十一月二日	–	1,189,000	–	34.61
二零零五年十一月二日	–	1,000,000	–	34.57
二零零五年十一月二日	50,000	–	34.35	–
二零零五年十一月三日	–	46,000	–	34.75
二零零五年十一月三日	–	50,000	–	34.90
二零零五年十一月三日	–	50,000	–	34.95
二零零五年十一月三日	–	50,000	–	34.95
二零零五年十一月三日	–	59,000	–	34.85
二零零五年十一月三日	70,000	–	34.60	–
二零零五年十一月三日	–	100,000	–	34.70
二零零五年十一月三日	–	100,000	–	34.75
二零零五年十一月三日	–	100,000	–	34.80
二零零五年十一月三日	–	100,000	–	34.80
二零零五年十一月三日	–	100,000	–	34.85
二零零五年十一月三日	–	110,000	–	34.70
二零零五年十一月三日	2,084	–	34.85	–
二零零五年十一月三日	–	2,084	–	34.25
二零零五年十一月三日	–	30,000	–	35.00
二零零五年十一月三日	–	100,000	–	34.80
二零零五年十一月三日	–	50,000	–	35.05
二零零五年十一月四日	–	11,000	–	34.50
二零零五年十一月四日	30,000	–	34.45	–
二零零五年十一月四日	80,000	–	34.35	–
二零零五年十一月四日	100,000	–	34.55	–
二零零五年十一月四日	100,000	–	34.60	–
二零零五年十一月十日	–	50,000	–	33.90

交易日

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年十月十日	–	20,000	–	36.98
二零零五年十月十日	100,000	–	36.60	–
二零零五年十月十二日	–	126,000	–	36.03
二零零五年十月十二日	34,000	–	36.88	–
二零零五年十月十三日	–	9,000	–	35.90
二零零五年十月十三日	460,000	–	35.85	–
二零零五年十月十四日	–	86,000	–	35.56
二零零五年十月十四日	750,000	–	35.62	–
二零零五年十月十四日	25,000	–	35.52	–
二零零五年十月十七日	–	2,000	–	36.35
二零零五年十月十七日	–	80,000	–	35.88
二零零五年十月十七日	32,000	–	35.76	–
二零零五年十月十八日	2,000	–	35.90	–
二零零五年十月十八日	–	16,000	–	36.10
二零零五年十月十八日	280,000	–	35.85	–
二零零五年十月十八日	–	600,000	–	35.95
二零零五年十月十九日	–	137,000	–	35.52
二零零五年十月十九日	400,000	–	35.55	–
二零零五年十月二十日	–	57,000	–	35.61
二零零五年十月二十日	–	50,000	–	35.65
二零零五年十月二十日	–	50,000	–	35.70
二零零五年十月二十一日	1,000	–	35.55	–
二零零五年十月二十一日	1,000	–	35.65	–
二零零五年十月二十一日	1,000	–	35.65	–
二零零五年十月二十一日	1,000	–	35.70	–
二零零五年十月二十一日	4,000	–	35.65	–
二零零五年十月二十一日	5,000	–	35.55	–
二零零五年十月二十一日	5,000	–	35.75	–
二零零五年十月二十一日	6,000	–	35.55	–
二零零五年十月二十一日	9,000	–	35.60	–
二零零五年十月二十一日	12,000	–	35.65	–
二零零五年十月二十一日	13,000	–	35.65	–
二零零五年十月二十一日	15,000	–	35.45	–
二零零五年十月二十一日	19,000	–	35.65	–
二零零五年十月二十一日	22,000	–	35.45	–
二零零五年十月二十一日	29,000	–	35.55	–
二零零五年十月二十一日	30,000	–	35.35	–
二零零五年十月二十一日	41,000	–	35.30	–
二零零五年十月二十四日	–	72,000	–	35.11
二零零五年十月二十四日	154,000	–	35.35	–
二零零五年十月二十五日	–	5,000	–	35.80
二零零五年十月二十五日	–	49,000	–	35.65

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集計算	涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
			買入			賣出		
日期	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年八月九日	–	155,000	–	–	–	40.01	40.01	40.01
二零零五年八月十日	–	228,000	–	–	–	40.34	40.60	40.25
二零零五年八月十二日	60,000	195,000	39.57	39.57	39.57	39.52	39.60	39.45
二零零五年八月十五日	–	830,000	–	–	–	38.95	38.95	38.85
二零零五年八月十七日	505,000	–	39.67	39.95	39.05	–	–	–
二零零五年八月十八日	450,000	9,000	39.53	40.05	39.05	39.60	39.60	39.60
二零零五年八月十九日	326,000	100,000	39.04	39.35	38.90	39.00	39.00	39.00
二零零五年八月二十四日	–	169,000	–	–	–	38.01	38.20	37.90
二零零五年八月二十五日	–	100,000	–	–	–	38.10	38.15	38.05
二零零五年八月二十六日	–	1,000,000	–	–	–	37.76	37.95	37.70
二零零五年八月二十九日	–	350,000	–	–	–	37.89	37.95	37.80
二零零五年八月三十一日	290,000	–	38.62	38.62	38.62	–	–	–
二零零五年九月二日	237,000	–	39.28	39.28	39.28	–	–	–
二零零五年九月五日	510,000	50,000	39.83	39.83	39.83	39.60	39.60	39.60
二零零五年九月六日	329,000	100,000	39.63	39.68	39.30	39.70	39.70	39.70
二零零五年九月七日	55,000	20,000	39.70	39.70	39.70	39.50	39.50	39.50
二零零五年九月八日	92,000	–	39.19	39.30	39.06	–	–	–
二零零五年九月九日	170,000	–	39.07	39.25	39.05	–	–	–
二零零五年九月十四日	160,000	–	38.77	38.77	38.77	–	–	–
二零零五年九月十五日	160,000	255,000	38.47	38.47	38.47	38.45	38.52	38.40
二零零五年九月十六日	–	281,000	–	–	–	38.09	38.20	38.05
二零零五年九月二十日	386,000	158,000	38.37	38.52	38.25	38.16	38.40	38.00
二零零五年九月二十一日	178,000	34,000	38.61	38.61	38.61	38.80	38.80	38.80
二零零五年九月二十二日	506,000	–	38.43	38.44	38.43	–	–	–
二零零五年九月二十三日	673,000	510,000	38.04	38.16	38.00	38.11	38.30	38.10
二零零五年九月二十六日	26,000	–	38.15	38.15	38.15	–	–	–
二零零五年九月二十七日	223,000	–	38.54	38.59	38.49	–	–	–
二零零五年九月二十八日	139,500	–	38.30	38.35	38.30	–	–	–
二零零五年九月二十九日	226,000	–	38.73	38.73	38.73	–	–	–
二零零五年九月三十日	590,000	–	38.77	38.77	38.77	–	–	–
二零零五年十月三日	1,000,000	100,000	39.03	39.03	39.03	39.05	39.05	39.05
二零零五年十月四日	925	–	39.10	39.10	39.10	–	–	–
二零零五年十月五日	275,000	1,000	38.35	38.85	38.35	38.40	38.40	38.40
二零零五年十月六日	50,000	28,000	37.75	37.75	37.75	37.85	37.85	37.85
二零零五年十月七日	1,600,000	–	37.08	37.08	37.08	–	–	–

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣40.05元及港幣37.08元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣40.60元及港幣37.70元。

下表載有於披露期內，CSFB集團之成員公司CSFB自行為價值買賣恒基地產股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基地產股份數目		就每股恒基地產股份支付之價格(港幣)					
				買入			賣出		
				加權平均			加權平均		
開始	結束	買入	賣出	成交量	最高	最低	成交量	最高	最低
二零零五年五月九日	二零零五年五月十五日	169,000	15,000	35.93	36.20	35.83	36.20	36.20	36.20
二零零五年五月十六日	二零零五年五月二十二日	547,000	561,000	35.02	35.80	34.77	35.06	35.60	34.60
二零零五年五月二十三日	二零零五年五月二十九日	567,000	–	34.42	34.70	34.08	–	–	–
二零零五年五月三十日	二零零五年六月五日	1,692,000	45,000	35.38	35.90	34.86	35.41	35.57	35.10
二零零五年六月六日	二零零五年六月十二日	130,000	48,000	35.40	35.40	35.40	35.10	35.10	35.10
二零零五年六月十三日	二零零五年六月十九日	325,000	–	35.18	35.50	34.99	–	–	–
二零零五年六月二十日	二零零五年六月二十六日	401,000	300,000	36.49	36.90	35.30	35.32	35.32	35.32
二零零五年六月二十七日	二零零五年七月三日	2,564,000	50,000	37.06	37.30	36.70	37.20	37.20	37.20
二零零五年七月四日	二零零五年七月十日	321,000	822,000	36.20	36.55	35.65	35.60	36.50	35.59
二零零五年七月十一日	二零零五年七月十七日	1,745,000	247,000	37.90	38.01	37.22	36.62	38.00	36.00
二零零五年七月十八日	二零零五年七月二十四日	5,798,000	9,000	39.02	39.43	38.20	39.40	39.40	39.40
二零零五年七月二十五日	二零零五年七月三十一日	14,016	30,000	39.20	39.20	38.95	39.15	39.15	39.15
二零零五年八月一日	二零零五年八月八日	3,480,500	132,000	40.37	41.00	39.05	40.90	41.05	40.30

附註：本期內買入恒基地產股份之最高及最低交易價分別為港幣41.00元及港幣34.08元。
本期內賣出恒基地產股份之最高及最低交易價分別為港幣41.05元及港幣34.60元。

(v) 於最後實際可行日期，以下與恒基地產一致行動或被視為一致行動之人士(不包括恒基地產董事，其於恒基地產股份之權益及買賣(如有)，均載於上文第(iii)分段)擁有或控制以下恒基地產股份：

姓名	附註	持有之恒基地產股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	總計	持有之恒基地產已發行股本總數及百分比 %
李兆麟	1	10,000	–	–	–	10,000	0.00
李煥瑤	2	50,000	–	–	–	50,000	0.00
楊曉鳳	3	2,000	–	–	–	2,000	0.00
劉美君	4	24,000	–	–	–	24,000	0.00
銀禧建業有限公司	5	–	–	19,800	–	19,800	0.00
楊雪琴	5	–	–	19,800	–	19,800	0.00
CSFB集團之成員公司	6	–	–	19,464,803	–	19,464,803	1.07

附註：

1. 李兆麟為恒基地產董事李兆基之胞兄。因此，根據收購守則，李兆麟被視為與恒基地產一致行動之人士。

2. 李煥瑤為恒基地產董事李兆基之胞妹。因此，根據收購守則，李煥瑤被視為與恒基地產一致行動之人士。

3. 楊曉鳳為胡寶星(恒基地產董事)之子兼替任恒基地產董事胡家驃之妻子。因此，根據收購守則，楊曉鳳被視為與恒基地產一致行動之人士。其於第(v)段所載之權益，與上文第(iii)段之附註10所述胡家驃之家族權益重疊。

4. 劉美君為恒基地產董事簡福飴之妻子。因此，根據收購守則，劉美君被視為與恒基地產一致行動之人士。其於第(v)段所載之權益，與上文第(iii)段之附註5所述簡福飴之家族權益重疊。

5. 銀禧建業有限公司乃由恒基地產董事李鏡禹及其妻子楊雪琴各自擁有50%權益。因此，根據收購守則，銀禧建業有限公司及楊雪琴均被視為與恒基地產一致行動之人士。彼等於第(v)段所載之權益，與上文第(iii)段之附註6所述李鏡禹之公司權益重疊。

6. CSFB為恒基地產財務顧問，故根據收購守則，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited、Credit Suisse First Boston International及CSFB均被視為與恒基地產一致行動之人士。

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
			買入			賣出		
			加權平均			加權平均		
日期	買入	賣出	成交量	最高	最低	成交量	最高	最低
二零零五年八月十五日	69,000	–	11.20	11.20	11.20	–	–	–
二零零五年八月十七日	–	620	–	–	–	11.00	11.00	11.00
二零零五年八月二十六日	–	102,000	–	–	–	11.00	11.00	11.00
二零零五年九月六日	–	241,000	–	–	–	11.10	11.10	11.10
二零零五年九月十四日	12,177	62,177	10.80	10.80	10.80	11.10	11.10	11.10
二零零五年九月十六日	–	71,000	–	–	–	11.10	11.10	11.10

附註：本期內買入恒基發展股份之最高及最低交易價分別為港幣11.20元及港幣10.80元。
本期內賣出恒基發展股份之最高及最低交易價分別為港幣11.10元及港幣11.00元。

交易日期

由二零零五年十月九日至最後實際可行日期，按非彙集基準計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)	
日期	買入	賣出	買入價	賣出價
二零零五年十月十九日	–	20,000	–	10.55
二零零五年十月十九日	–	20,000	–	10.55
二零零五年十月十九日	–	30,000	–	10.55

附註：本期內賣出恒基發展股份之最高及最低交易價均為港幣10.55元。

除上文披露者外，於最後實際可行日期，概無控股人士及除外人士擁有或控制任何恒基發展股權，或於披露期內為價值而買賣恒基發展股權。

下表載有於披露期內，CSFB集團之成員公司CSFB自行為價值買賣恒基發展股份：(於最後實際可行日期，CSFB本身並無持有任何恒基發展股份)。

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
				買入			賣出		
開始	結束	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年五月九日	二零零五年五月十五日	119,000	–	–	11.65	11.50	–	–	–
二零零五年五月十六日	二零零五年五月二十二日	–	420,000	–	–	–	10.75	10.75	10.75
二零零五年五月二十三日	二零零五年五月二十九日	41,000	–	10.40	10.40	10.40	–	–	–
二零零五年五月三十日	二零零五年六月五日	–	2,332,000	–	–	–	10.67	10.78	10.60
二零零五年六月六日	二零零五年六月十二日	–	816	–	–	–	10.45	10.45	10.45
二零零五年六月二十日	二零零五年六月二十六日	200,000	–	10.95	10.95	10.95	–	–	–
二零零五年六月二十七日	二零零五年七月三日	100,000	–	10.95	10.95	10.95	–	–	–
二零零五年七月四日	二零零五年七月十日	–	124,000	–	–	–	10.80	10.80	10.80
二零零五年七月十一日	二零零五年七月十七日	289,000	–	10.89	10.90	10.87	–	–	–

附註： 本期內買入恒基發展股份之最高及最低交易價分別為港幣11.65元及港幣10.40元。
本期內賣出恒基發展股份之最高及最低交易價分別為港幣10.80元及港幣10.45元。

交易日期

由二零零五年十月九日至 最後實際可行日期， 按非彙集基準計算 日期	涉及之 恒基發展股份數目 買入	 賣出	就每股恒基發展股份 支付之價格(港幣) 買入價	 賣出價
二零零五年十月十七日	26,000	–	10.78	–
二零零五年十月十八日	90,000	–	10.67	–
二零零五年十月十九日	264,000	–	10.60	–
二零零五年十月二十四日	76,000	–	10.68	–

附註：　本期內買入恒基發展股份之最高及最低交易價分別為港幣10.78元及港幣10.60元。

下表載有於披露期內，CSFB集團之成員公司Credit Suisse First Boston International自行為價值買賣恒基發展股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算

開始	結束	涉及之恒基發展股份數目 買入	 賣出	就每股恒基發展股份支付之價格(港幣) 買入 加權平均成交量	 最高	 最低	賣出 加權平均成交量	 最高	 最低
二零零五年五月三十日	二零零五年六月五日	–	300,000	–	–	–	10.70	10.70	10.70

附註：　本期內賣出恒基發展股份之最高及最低交易價均為港幣10.70元。

交易日期

由二零零五年十月九日至 最後實際可行日期， 按非彙集基準計算 日期	涉及之 恒基發展股份數目 買入	 賣出	就每股恒基發展股份 支付之價格(港幣) 買入價	 賣出價
二零零五年十一月十日	–	100,000	–	12.70

附註：　本期內賣出恒基發展股份之最高及最低交易價均為港幣12.70元。

下表載有於披露期內，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited自行為價值買賣恒基發展股份：

交易期

由二零零五年五月九日至二零零五年八月八日，按星期彙集計算		涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
				買入			賣出		
開始	結束	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年五月三十日	二零零五年六月五日	5,706,000	–	10.78	10.78	10.78	–	–	–
二零零五年七月十八日	二零零五年七月二十四日	–	600,000	–	–	–	11.17	11.17	11.17
二零零五年七月二十五日	二零零五年七月三十一日	–	1,684,000	–	–	–	11.19	11.21	11.17
二零零五年八月一日	二零零五年八月八日	–	1,327,000	–	–	–	11.69	11.69	11.69

附註：本期內買入恒基發展股份之最高及最低交易價均為港幣10.78元。本期內賣出恒基發展股份之最高及最低交易價分別為港幣11.69元及港幣11.17元。

交易日期

由二零零五年八月九日至二零零五年十月八日，按日彙集計算	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)					
			買入			賣出		
日期	買入	賣出	加權平均成交量	最高	最低	加權平均成交量	最高	最低
二零零五年八月二十三日	175,000	–	10.92	10.92	10.92	–	–	–
二零零五年八月二十四日	180,000	–	10.84	10.84	10.84	–	–	–
二零零五年八月二十五日	53,000	–	10.89	10.89	10.89	–	–	–
二零零五年九月二十一日	350,000	–	11.09	11.09	11.09	–	–	–
二零零五年十月六日	180,000	–	10.79	10.79	10.79	–	–	–

附註：本期內買入恒基發展股份之最高及最低交易價分別為港幣11.09元及港幣10.79元。

4. 何永勳、李鏡禹、李達民、梁昇及羅德丞均為恒基地產之董事，故根據收購守則，彼等被視為與恒基地產一致行動之人士。

5. 馮振華乃恒基地產董事馮李煥琼之兒子。林高禹乃恒基地產董事林高演之胞弟。李兆麟乃李兆基之胞兄。馮振華、林高禹及李兆麟乃根據收購守則被視為與恒基地產一致行動之人士。

6. Tako Assets及Thommen乃香港小輪之全資附屬公司，而恒基發展擁有香港小輪31.33%權益。作為恒基發展(為恒基地產之附屬公司)之聯營公司之附屬公司，Tako Assets及Thommen根據收購守則被視為與恒基地產一致行動之人士。

7. CSFB為恒基地產之財務顧問，故根據收購守則，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International均被視為與恒基地產一致行動之人士。

於披露期內，恒基地產董事李兆基之胞兄李兆麟為價值買賣恒基發展股份，詳情如下：

日期	涉及之恒基發展股份數目		就每股恒基發展股份支付之價格(港幣)	
	買入	賣出	買入價	賣出價
二零零五年六月二十二日	92,000	–	9.765	–
二零零五年七月二十日	76,000	–	9.765	–
二零零五年八月一日	–	103,000	–	11.25
二零零五年八月三日	–	65,000	–	11.70
二零零五年八月二十二日	40,000	–	9.765	–

9. 該等恒基地產股份由何永勳實益擁有。

10. 該等恒基地產股份由胡家驃之妻子楊曉鳳擁有。

除上文披露者外，於最後實際可行日期，概無恒基地產董事於恒基發展股權中擁有任何權益，而於披露期內，概無恒基地產董事為價值買賣任何恒基發展股權。

(iv) 於最後實際可行日期，控股人士及除外人士擁有下列恒基發展股份權益：

恒基發展股東	附註	持有之恒基發展股份數目及權益性質				持有之恒基發展已發行股本總數及百分比	
		個人權益	家族權益	公司權益	其他權益	總計	%
賓勝	1	–	–	802,854,200	–	802,854,200	28.50
敏勝	1	–	–	602,168,418	–	602,168,418	21.37
踞威	1	–	–	363,328,900	–	363,328,900	12.90
Gainwise	1	–	–	217,250,000	–	217,250,000	7.71
登銘	1	–	–	84,642,341	–	84,642,341	3.00
李兆基	2	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
富生	3	–	–	5,615,148	–	5,615,148	0.20
何永勳	4	1,100	–	–	–	1,100	0.00
李鏡禹	4	1,001,739	–	–	–	1,001,739	0.04
李達民	4	6,666	–	–	–	6,666	0.00
梁昇	4	150,000	–	–	–	150,000	0.01
羅德丞	4	404,375	–	–	–	404,375	0.01
馮振華	5	1,751,000	–	–	–	1,751,000	0.06
林高禹	5	389,000	–	–	–	389,000	0.01
李兆麟	5	4,897,100	–	–	–	4,897,100	0.18
Tako Assets	6	–	–	3,000,000	–	3,000,000	0.11
Thommen	6	–	–	1,406,000	–	1,406,000	0.05
CSFB集團之成員公司	7	–	–	3,612,000	–	3,612,000	0.13

附註：

1. 根據收購守則，該等控股人士被視為與恒基地產一致行動之人士。

2. 李兆基為恒基地產之董事，故根據收購守則，被視為與恒基地產一致行動之人士。

3. 富生乃由一間與若干恒基地產董事有關之信託之受託人控制，故根據收購守則，被視為與恒基地產一致行動之人士。

除上文披露者外，於最後實際可行日期，概無恒基地產董事於恒基發展股權中擁有任何權益，而於披露期內，概無恒基地產董事為價值買賣任何恒基發展股權。

(iii) 於最後實際可行日期，以下恒基地產董事擁有分別列於彼等姓名右邊之恒基地產股份權益：

恒基地產董事	附註	持有之恒基地產股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	持有之恒基地產已發行股本總數及百分比 總計	%
李兆基	1	–	–	1,122,938,300	–	1,122,938,300	61.88
李家傑	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李家誠	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李寧	1	–	1,122,938,300	–	–	1,122,938,300	61.88
李達民	2	498,000	–	–	–	498,000	0.03
羅德丞	3	11,000	–	–	–	11,000	0.00
李王佩玲	4	30,000	–	–	–	30,000	0.00
簡福飴	5	–	24,000	–	–	24,000	0.00
李鏡禹	6	42,900	–	19,800	–	62,700	0.00
馮李煥琼	7	1,000,000	–	–	–	1,000,000	0.06
梁昇	8	85,600	–	–	–	85,600	0.00
何永勳	9	100	–	–	–	100	0.00
胡家驃	10	–	2,000	–	–	2,000	0.00

附註：

1. 參閱本文件附錄四第3節之第(a)(iii)段之附註1。

2. 該等恒基地產股份由李達民實益擁有。

3. 該等恒基地產股份由羅德丞實益擁有。

4. 該等恒基地產股份由李王佩玲實益擁有。

5. 該等恒基地產股份由簡福飴之妻子劉美君擁有。

6. 李鏡禹實益擁有42,900股恒基地產股份，而其餘之19,800股恒基地產股份由李鏡禹及其妻子楊雪琴各擁有50%之銀禧建業有限公司擁有。

7. 該等恒基地產股份由馮李煥琼實益擁有。

8. 該等恒基地產股份由梁昇實益擁有。

3. 披露權益

就本節而言，「要約期」、「披露期」、「擁有權益」、「權益」、「恒基地產股權」及「恒基發展股權」之涵義將與本文件附錄四第3節所載者相同。

(a) 於恒基發展股權及恒基地產股權之持股量、權益及買賣

(i) 於最後實際可行日期，恒基地產透過控股人士擁有2,070,243,859股恒基發展股份，相當於恒基發展之已發行股本約73.48%。

除上文披露者外，於最後實際可行日期，恒基地產及控股人士並無擁有任何恒基發展股權，亦無於披露期內為價值買賣任何恒基發展股權。

(ii) 於最後實際可行日期，以下恒基地產董事擁有分別列於彼等姓名右邊之恒基發展股份權益：

恒基地產董事	附註	持有之恒基發展股份數目及權益性質					持有之恒基發展已發行股本總數及百分比
		個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
李家傑	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李家誠	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李寧	1	–	2,075,859,007	–	–	2,075,859,007	73.68
李達民	2	6,666	–	–	–	6,666	0.00
羅德丞	3	404,375	–	–	–	404,375	0.01
李鏡禹	4	1,001,739	–	–	–	1,001,739	0.04
梁昇	5	150,000	–	–	–	150,000	0.01
何永勳	6	1,100	–	–	–	1,100	0.00

附註：

1. 參閱本文件附錄四第3節之第(a)(ii)段之附註1。
2. 該等恒基發展股份由李達民實益擁有。
3. 該等恒基發展股份由羅德丞實益擁有。
4. 該等恒基發展股份由李鏡禹實益擁有。
5. 該等恒基發展股份由梁昇實益擁有。
6. 該等恒基發展股份由何永勳實益擁有。

1. 責任聲明

本文件內所載有關恒基地產集團之資料乃由恒基地產董事提供。本文件之刊發已獲恒基地產董事批准。恒基地產董事願就本文件所載資料(有關恒基發展集團之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基發展集團之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基發展集團之陳述除外)有所誤導。

2. 市價

恒基地產股份於聯交所買賣。

下表顯示恒基地產股份於(i)公佈日期前六個曆月起至最後實際可行日期止期間內各曆月之最後交易日；(ii)最後交易日及(iii)最後實際可行日期，於聯交所所報之各收市價。

日期	每股恒基地產股份價格 港幣
二零零五年五月三十一日	35.50
二零零五年六月三十日	37.20
二零零五年七月二十九日	39.30
二零零五年八月三十一日	38.70
二零零五年九月三十日	38.75
二零零五年十月三十一日	34.55
最後交易日	34.40
二零零五年十一月三十日	34.30
最後實際可行日期	36.95

恒基地產股份由公佈日期前六個月(即二零零五年五月五日)起至最後實際可行日期止期間，於聯交所錄得之每股最低及最高收市價分別為港幣34.10元(於二零零五年五月二十六日)及港幣41.00元(於二零零五年八月四日及八日)。

7. 專家

以下為發表本文件所載意見或建議之專家之資格：

名稱	資格
百德能	根據證券及期貨條例持牌可從事第1類受規管活動(證券交易)及第6類受規管活動(就機構融資提供意見)
戴德梁行	物業估值師
德勤•關黃陳方會計師行	執業會計師

8. 同意書

百德能、戴德梁行及德勤•關黃陳方會計師行已就本文件之刊發發出同意書，同意按本文件所載之個別形式及涵義，轉載彼等各自之意見、函件或估值報告(視情況而定)及引述彼等之名稱、意見、函件或估值報告，且迄今並無撤回其同意書。

(b) **其他權益**

於最後實際可行日期：

(i) 概無任何恒基發展董事獲得或將會獲得任何利益，以作為離職補償或與該計劃建議有關之其他事宜之賠償；

(ii) 任何恒基發展董事及任何其他人士之間概無存在以該建議之結果作為先決條件或取決於該建議之結果或其他與該建議有關之任何協議或安排；

(iii) 恒基地產概無訂立任何恒基發展董事於當中擁有重大私人利益之重大合約；及

(iv) 概無恒基發展董事與恒基發展或恒基發展之任何附屬公司或聯營公司訂立服務合約，而該等合約為：(a)(包括持續及有固定期限之合約)於公佈日期前六個月內訂立或修訂；(b)屬於持續合約，附帶有十二個月或以上之通知期；或(c)屬於有固定期限之合約，不論有否通知期，其尚餘有效期為超過十二個月。

4. 重大合約

於公佈日期的兩年前的該日期後，恒基發展或其任何附屬公司並無訂立任何屬於或可能屬於重大之合約(恒基發展集團於或擬於日常業務範圍內訂立者除外)。

5. 重大訴訟

於最後實際可行日期，恒基發展集團之任何成員公司概無待決或受威脅之重大訴訟或重大申索。

6. 其他事項

(a) 恒基發展之註冊辦事處位於香港中環金融街8號國際金融中心二期72-76樓。

(b) 該計劃本身及附帶之所有成本、費用及開支及實行該計劃之成本將由恒基地產承擔。

(c) 本文件及代表委任表格之中英文本概以英文本為準。

(d) 有關該建議之所有公佈將於最少一份主要英文報章及一份主要中文報章(即兩者均須為每日出版及於香港普遍發行之報章)以付款公佈形式刊登。

2. 該等恒基地產股份由李達民先生實益擁有。

3. 該等恒基地產股份中，李鏡禹實益擁有42,900股恒基地產股份，而其餘之19,800股恒基地產股份由李鏡禹及其妻子楊雪琴各擁有50%之銀禧建業有限公司擁有。

4. 該等恒基地產股份由何永勳實益擁有。

5. 該等恒基地產股份由劉智強實益擁有。

6. 該等恒基地產股份由胡家驃之妻子楊曉鳳擁有。

除上文披露者外，於最後實際可行日期，概無恒基發展董事於恒基地產股權中擁有任何權益，而於披露期內，概無恒基發展董事為價值買賣任何恒基地產股權。

(iv) 於最後實際可行日期，百德能或其集團任何成員公司概無擁有或控制任何恒基發展股權或恒基地產股權，或於要約期內為價值買賣任何恒基發展股權或恒基地產股權。

(v) 於最後實際可行日期，恒基發展之附屬公司、恒基發展或恒基發展之任何附屬公司之退休基金，或收購守則內「聯繫人」定義第(2)類別訂明之恒基發展之任何顧問(不包括獲豁免自營買賣商)概無擁有或控制任何恒基發展股權或恒基地產股權，亦無於要約期內為價值買賣任何恒基發展股權或恒基地產股權。

(vi) 於最後實際可行日期，概無任何人士與恒基發展或任何屬收購守則「聯繫人」定義第(1)、(2)、(3)或(4)類別之恒基發展聯繫人之任何人士之間存在收購守則第22條附註8所述性質之安排。

(vii) 於最後實際可行日期，與恒基發展有關連之基金經理(不包括獲豁免基金經理)概無獲全權委託管理恒基發展股權或恒基地產股權之權益，且於要約期內，概無有關基金經理為價值買賣任何恒基發展股權或恒基地產股權。

2. 該等恒基發展股份由李達民實益擁有。

3. 該等恒基發展股份由李鏡禹實益擁有。

4. 該等恒基發展股份由何永勳實益擁有。

除上文披露者外，於最後實際可行日期，概無恒基發展董事於恒基發展股權中擁有任何權益，而於披露期內，概無恒基發展董事為價值買賣任何恒基發展股權。

(iii) 於最後實際可行日期，以下恒基發展董事擁有分別列於彼等姓名右邊之恒基地產股份權益：

		持有之恒基地產股份數目及權益性質				持有之恒基地產已發行股本總數及百分比	
恒基發展董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	–	–	1,122,938,300	–	1,122,938,300	61.88
李家傑	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李家誠	1	–	–	–	1,122,938,300	1,122,938,300	61.88
李寧	1	–	1,122,938,300	–	–	1,122,938,300	61.88
李達民	2	498,000	–	–	–	498,000	0.03
李鏡禹	3	42,900	–	19,800	–	62,700	0.00
何永勳	4	100	–	–	–	100	0.00
劉智強	5	2,200	–	–	–	2,200	0.00
胡家驃	6	–	2,000	–	–	2,000	0.00

附註：

1. 該等恒基地產股份中，(i)570,743,800股恒基地產股份由恒基兆業擁有；(ii)7,962,100股恒基地產股份由恒基兆業之全資附屬先樂置業有限公司擁有；(iii)145,090,000股恒基地產股份由Cameron Enterprise Inc.擁有；222,045,300股恒基地產股份由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股恒基地產股份由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股恒基地產股份由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股恒基地產股份由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒基兆業全資擁有；(iv)5,602,600股恒基地產股份由香港中華煤氣之全資附屬Superfun Enterprises Limited擁有，恒基發展持有香港中華煤氣37.62%，恒基地產持有恒基發展73.48%，而恒基兆業則持有恒基地產61.87%；及(v)192,500股恒基地產股份由富生擁有。根據證券及期貨條例，李兆基被視為擁有恒基兆業及富生（列載於本第3節第(a)(ii)段之附註1）及香港中華煤氣及恒基地產的股份權益。李家傑及李家誠為恒基地產及恒基發展之董事及於單位信託（定義見本第3節第(a)(ii)段之附註1）持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。李寧為恒基地產及恒基發展之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。

3. 披露權益

就本節而言，「要約期」指二零零五年十一月九日至最後實際可行日期(包括首尾兩天)止期間，「披露期」指要約期開始前六個月起至最後實際可行日期(包括首尾兩天)止期間，而「擁有權益」及「權益」分別具有證券及期貨條例第XV部所賦予之涵義。「恒基地產股權」指恒基地產股份及恒基地產之任何其他股本、附帶大致上與恒基地產股份相同之權利之恒基地產證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具；「恒基發展股權」指恒基發展股份及恒基發展之任何其他證券及任何上述各項所涉及之可換股證券、認股權證、購股權及衍生工具。

(a) 於恒基發展股權及恒基地產股權之持股量、權益及買賣

(i) 於最後實際可行日期：恒基發展並無擁有任何恒基地產股權，亦無於披露期內為價值買賣任何恒基地產股權。

(ii) 於最後實際可行日期：以下恒基發展董事擁有分別列於彼等姓名右邊之恒基發展股份權益：

		持有之恒基發展股份數目及權益性質					持有之恒基發展已發行股本總數及百分比
恒基發展董事	附註	個人權益	家族權益	公司權益	其他權益	總計	%
李兆基	1	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
李家傑	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李家誠	1	–	–	–	2,075,859,007	2,075,859,007	73.68
李寧	1	–	2,075,859,007	–	–	2,075,859,007	73.68
李達民	2	6,666	–	–	–	6,666	0.00
李鏡禹	3	1,001,739	–	–	–	1,001,739	0.04
何永勳	4	1,100	–	–	–	1,100	0.00

附註：

1. 該等恒基發展股份中：李兆基實益擁有34,779,936股恒基發展股份，而其餘之2,075,859,007股恒基發展股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬公司資勝、敏勝、錕威、Gainwise及登銘分別擁有802,854,200股恒基發展股份、602,168,418股恒基發展股份、363,328,900股恒基發展股份、217,250,000股恒基發展股份及84,642,341股恒基發展股份，而恒基兆業持有恒基地產61.87%；及(ii)5,615,148股恒基發展股份由富生擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒基兆業及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。李家傑及李家誠為恒基地產及恒基發展之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。李寧為恒基地產及恒基發展之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。

1. 責任聲明

本文件內所載有關恒基發展集團之資料乃由恒基發展董事提供。本文件之刊發已獲恒基發展董事批准。恒基發展董事願就本文件所載資料(有關恒基地產集團(不包括恒基發展集團)之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件所表達之意見(有關恒基地產集團(不包括恒基發展集團)之意見除外)乃經審慎周詳考慮後作出，本文件並無遺漏其他事實致使本文件所作之任何陳述(有關恒基地產集團(不包括恒基發展集團)之陳述除外)有所誤導。

2. 市價

恒基發展股份於聯交所買賣。

下表顯示恒基發展股份於(i)公佈日期前六個曆月起至最後實際可行日期止期間內各曆月之最後交易日；(ii)最後交易日及(iii)最後實際可行日期，於聯交所所報之各收市價。

日期	每股恒基發展股份價格 港幣
二零零五年五月三十一日	10.90
二零零五年六月三十日	10.70
二零零五年七月二十九日	11.25
二零零五年八月三十一日	10.80
二零零五年九月三十日	11.05
二零零五年十月三十一日	10.80
最後交易日	10.65
二零零五年十一月三十日	13.05
最後實際可行日期	14.00

恒基發展股份由公佈日期前六個月(即二零零五年五月五日)起至最後實際可行日期止期間，於聯交所錄得之每股最低及最高收市價分別為港幣10.45元(於二零零五年五月二十五日及二十六日)及港幣14.00元(於二零零五年十二月十六日及最後實際可行日期)。

附註(3)：由於尚未取得以下物業權益之有關國有土地使用權證，因此估值概要或估值證書均無載入該等物業權益之市值。然而，吾等已於估值證書各有關物業權益之附註內載明，假設取得有關國有土地使用權證，該等物業權益於二零零五年十月三十一日之市值為：

物業權益	二零零五年十月三十一日現況下之市值	恒基發展應佔權益	二零零五年十月三十一日恒基發展應佔現況下之市值	恒基地產應佔權益	二零零五年十月三十一日恒基地產應佔現況下之市值
	港幣千元	%	港幣千元	%	港幣千元
廣東省廣州 芳村區芳村大道210號 (237號)	330,850	–	–	80	264,680
廣東省廣州 越秀區 中山六路、 瑞南路、六榕路及 將軍東路地段範圍內之RJ-6及 RJ-7號地段 (242號)	310,000	–	–	95	294,500
廣東省廣州 海珠區 同福路及同慶路交界 同福花園 (243號)	196,000	–	–	100	196,000
廣東省廣州 越秀區 沿江西路 海珠廣場A座 (244號)	300,000	–	–	68.4	205,200
廣東省廣州 越秀區 北京路286-318號以東、 府學西街以西土地 (248號)	310,000	–	–	100	310,000
上海徐匯區 虹橋路3號 港匯廣場 辦公大樓二座 (255號)	1,540,000	–	–	100	1,540,000
廣東省深圳 羅湖區布心路 布心花園40座 407、507及607號單位 (260號)	750	–	–	100	750

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
4.1.3 持有及佔用					
363. 九龍新蒲崗八達街9號威達工貿商業中心16樓1、2、3、4及5室、17樓、18樓及19樓	49,600	73.4514	36,432	53.9721	26,770
364. 九龍九龍灣宏光道8號巨昇中心3樓工場	17,900	73.4514	13,148	53.9721	9,661
4.1.4 租賃物業權益					
365. 出租予恒基發展集團其他成員公司之15項香港物業權益	無商業價值	–	無商業價值	–	無商業價值
4.2 於中國之物業權益					
4.2.1 持有及佔用					
366. 廣東省廣州天河區恒福路110號淘金花園B座13樓E單位	490	100	490	73.48	360
(B)部份小計：			17,842,145		13,110,414
總計(A部份及B部份)：			17,842,145		99,846,870

附註(1)：於二零零五年六月三十日，106-108號、145-150號、160-206號、210-213號、250號、311號、312號、314號、315號及348-362號物業之估值總額為港幣51,292,500,000元。

附註(2)：於二零零五年九月三十日，276-283號及291-303號物業之估值總額為港幣9,001,070,000元。

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
354.	新界粉嶺 新運路33號 粉嶺中心 地下及一樓店舖、 地下幼稚園、濕貨市場、 戲院及廣場、地下及 一樓貨車車位及私家車車位 (附註(1))	675,100	23.04	155,543	16.9298	114,293
355.	新界荃灣 荃灣街市街67-95號 城市廣場 (現稱荃灣城市中心二期) 地庫85個私家車車位(附註(1))	25,000	26	6,500	19.1048	4,776
356.	新界大埔 安慈路3號 翠屏花園地庫 14個貨車車位及 96個私家車車位及 購物平台1樓7個貨車車位 及161個單車停放處(附註(1))	23,000	19.48	4,480	14.3139	3,292
357.	九龍油麻地 彌敦道555號 九龍行(附註(1))	666,000	100	666,000	73.48	489,377
358.	九龍旺角 界限街58-66號 九龍麗東酒店(附註(1))	226,800	100	226,800	73.48	166,653
359.	香港北角 電器道200-218號 香港麗東酒店(附註(1))	543,000	100	543,000	73.48	398,996
360.	香港半山區 西摩道1號 輝煌臺 地下1至11號舖及 地下低層1及2號舖(附註(1))	145,000	35.42	51,359	26.0266	37,739
361.	九龍新蒲崗 八達街9號 威達工貿商業中心全幢 (16至19樓除外)(附註(1))	285,800	100	285,800	73.48	210,006
362.	九龍九龍灣 宏光道8號 巨昇中心全幢 (3樓除外)(附註(1))	135,300	100	135,300	73.48	99,418

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
4.1.2 持作投資					
348. 新界沙田 橫壆街2-16號 沙田中心 三樓所有舖位、 一樓剩餘部份舖位及 平台一樓及二樓 多個私家車車位(附註(1))	1,779,000	100	1,779,000	73.48	1,307,209
349. 新界屯門 屯隆街2號 時代廣場 北翼及南翼購物平台 一至三樓舖位、 平台外牆及地庫 1至78號私家車車位及 1樓1至64號單車車位(附註(1))	1,256,000	100	1,256,000	73.48	922,909
350. 九龍旺角 彌敦道610號 荷李活廣場(附註(1))	2,099,000	33.333	699,660	24.4931	514,110
351. 香港半山區 麥當勞道36號 惠苑(附註(1))	792,000	100	792,000	73.48	581,962
352. 新界荃灣 荃灣街市街 67-95號 城市廣場 (現稱荃灣城市中心二期) 商業部份地下G1、G7、 G11、G15、G19、G23及 G32號舖位、 二樓203、206、210、214、 218、222、226、230、 238號舖位 及二樓商舖範圍部分(附註(1))	282,000	100	282,000	73.48	207,214
353. 新界屯門 建泰街6號 恒威工業中心 C座及2樓所有車位 (附註(1))	98,700	100	98,700	73.48	72,525

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
339. 九龍新蒲崗 太子道東704號及 景福街104號 新時代工貿商業中心 18樓1至11室	17,700	100	17,700	73.48	13,006
340. 新界葵涌 華景山路9號 華景山莊所有舖位及 所有私家車車位	517,700	9.1288	47,260	6.7078	34,726
341. 新界大埔 翠怡街3號 翠怡花園 2樓37個私家車車位	7,400	100	7,400	73.48	5,438
342. 新界荃灣 橫龍街32-40號 興盛工業大廈 3樓A、B、E及G工場、 5樓P工場及9樓E工場、 地下9個私家車車位及 1樓19個私家車車位及 23個貨車車位	19,600	100	19,600	73.48	14,402
343. 新界屯門 青山公路新墟段250號 彩暉花園 地下12號舖	5,100	100	5,100	73.48	3,747
344. 新界屯門 青山灣青山公路351號 彩華花園 地下及地下低層 27個私家車車位	3,510	100	3,510	73.48	2,579
345. 新界屯門 青楊街8號 得利工業中心 一樓18個私家車車位	2,700	100	2,700	73.48	1,984
346. 香港筲箕灣 筲箕灣道30-36號 捷利商業大廈 14樓4室	470	100	470	73.48	345
347. 新界大埔 安慈路3號 翠屏花園1樓14A號舖	68	100	68	73.48	50

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
332.	香港灣仔 萬茂臺1號 桂蔭苑地下低層 1樓A及B座及 平台、3樓B座、 23樓及24樓A座複式單位及 地下7及7A、8及 8A、15、17及19號 私家車車位、地下低層1樓 31及36號私家車車位及 地下低層2樓42至44、50、57至 59及62號私家車車位	50,000	100	50,000	73.48	36,740
333.	香港半山區 西摩道3號 輝煌豪園4個舖位、 21個住宅單位 及4個複式單位、 65個私家車車位及 6個電單車車位	344,700	0.49	1,689	0.3601	1,241
334.	香港跑馬地 山村道22-26號 銀星閣 地下停車場6號私家車車位	400	100	400	73.48	294
335.	香港北角 宏安道14-28號 威德閣地下3號舖	2,540	100	2,540	73.48	1,866
336.	九龍長沙灣 青山道438號 麗群閣1樓1至8室 及2樓1、3及4室	6,000	100	6,000	73.48	4,409
337.	九龍長沙灣 昌華街23號 富華廣場 地下19號舖及 所屬空地及 1樓及2樓全層 應佔之21%權益	20,000	75	15,000	55.11	11,022
338.	九龍深水埗 福華街206號 榮安大廈 1樓15號舖、2樓13及15號舖	1,100	100	1,100	73.48	808

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
323.	香港半山區 羅便臣道 一個住宅單位	4,000	100	4,000	73.48	2,939
324.	香港半山區 西摩道 一個商舖	16,700	100	16,700	73.48	12,271
325.	九龍旺角 上海街604號	15,000	100	15,000	73.48	11,022
326.	九龍旺角 煙廠街 一個住宅單位	1,000	100	1,000	73.48	735
327.	新界荃灣 横龍街 一個工廠單位	4,000	100	4,000	73.48	2,939
328.	香港北角 清華街4-8號 清暉臺 地下4號舖	1,800	100	1,800	73.48	1,323
329.	香港半山區 干德道8號 麗豪閣 102個私家車車位	25,500	100	25,500	73.48	18,737
330.	香港半山區 堅尼地道9M號 皇朝閣 36樓F座連其上天台部份 及地下1-11號私家車車位、 1樓1-17號私家車車位、 2樓6、11、13、16及19號私家車車位、 3樓2、3、7及19號私家車車位、 4樓8-13及19號私家車車位及 5樓1-15號私家車車位	27,700	100	27,700	73.48	20,354
331.	香港半山區 麥當勞道7-9號豪華閣 23樓、地下4號私家車車位 及停車場「1」部份 (亦稱為停車場「1」2號及 3號私家車車位)	19,500	100	19,500	73.48	14,329

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
315.	新界屯門 洪水橋 丈量約份第124約 第3039號地段A段及餘段及 第3042號地段(附註(1))	6,500	31.33	2,036	23.0213	1,496
3.1.4	***持有及佔用***					
316.	新界青衣 青衣市地段第102號 担杆山路98號 船廠	84,000	31.33	26,317	23.0213	19,338
3.1.5	***租賃物業權益***					
317.	出租予香港小輪 之14項香港物業權益及 1項澳門物業權益	無商業價值	–	無商業價值	–	無商業價值
4.	**恒基發展集團其他成員公司**					
4.1	**於香港之物業權益**					
4.1.1	***持有待售***					
318.	九龍尖沙咀 白加士街56號 凱豪商業中心全幢 (不包括5樓2及3室、 10樓及13樓之1室、18樓3室、 19樓5室及20樓全層)	160,000	100	160,000	73.48	117,568
319.	香港北角 渣華道108號 渣華道108號商業中心之 恒基發展應佔權益	44,400	100	44,400	73.48	32,625
320.	香港半山區 衛城道 一個住宅單位	17,750	100	17,750	73.48	13,043
321.	香港半山區 衛城道 一個單位	15,550	100	15,550	73.48	11,426
322.	香港半山區 麥當勞道多個單位	7,200	100	7,200	73.48	5,291

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
3. 香港小輪(集團)有限公司(「香港小輪」)					
3.1 於香港之物業權益					
3.1.1 持有待售					
308. 九龍大角咀 福利街8號 港灣豪庭 多個住宅單位及車位	855,600	15.665	134,030	11.5106	98,485
3.1.2 持有供未來發展					
309. 九龍大角咀 大角咀道220及222號 九龍內地段第11159號	965,000	31.33	302,335	23.0213	222,156
310. 九龍大角咀 塘尾道43-51A號	275,000	31.33	86,158	23.0213	63,309
311. 九龍油塘 草園街6號(附註(1))	515,000	31.33	161,350	23.0213	118,560
3.1.3 持有作投資					
312. 九龍大角咀 福利街8號 港灣豪庭 商業部份連一期及二期廣告板 及商用車位及裝卸區(附註(1))	638,000	31.33	199,885	23.0213	146,876
313. 新界大嶼山 梅窩 丈量約份第2約 銀礦灣酒店及 多幅農地及屋地之 香港小輪應佔權益	66,050	31.33	20,693	23.0213	15,206
314. 新界大嶼山 長沙麗濱別墅 B9、B14、B15及B96號屋 連9、14、15及116號私家車 車位(附註(1))	15,000	31.33	4,700	23.0213	3,453

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
301.	廣東省 廣州東山區 環市東路496、 498及500號 廣發花園 美麗華廣場 1樓部份 幸運閣兩個單位及 栢麗商業中心 5個單位(附註(2))	5,225	21.6629	1,132	15.9179	832
302.	廣東省 廣州東山區 環市東路496號 廣發花園 美麗華廣場4樓(附註(2))	26,200	44.21	11,583	32.4855	8,511
303.	廣東省 中山 中山二路59號 裕華花園廣場 4樓402號舖(附註(2))	4,700	44.21	2,078	32.4855	1,527
2.2.2	***持有及佔用***					
304.	廣東省 深圳 蛇口特別工業區 蛇口碧濤苑公寓 2座1樓A室	375	44.21	166	32.4855	122
305.	北京 朝陽區 建國門外大街24號 京華公寓1座403及503室	2,370	44.21	1,048	32.4855	770
2.2.3	***租賃物業權益***					
306.	出租予美麗華之3項中國物業權益	無商業價值	–	無商業價值	–	無商業價值
2.3	**於美國之物業權益**					
2.3.1	***持有待售***					
307.	美國 加利福尼亞州 彼沙郡 林肯市 第29A及B地段 第30C、D及E地段 第27C、3B-1及3B-2地段 第9村1-4號 住宅地皮	801,138	38.9048	311,681	28.5872	229,023

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
295.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣(B座) 14樓兩個住宅單位及 94號停車場(附註(2))	3,749	44.21	1,657	32.4855	1,218
296.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣(B座) 15至18樓19個住宅單位及 82、84、85、87及89至91號 停車場(附註(2))	32,506	44.21	14,371	32.4855	10,560
297.	上海 長寧區古北 虹橋路1720弄11及12號 美麗華花園 銀栢閣(A座) 5樓H住宅單位及 81個停車場(附註(2))	15,940	22.7063	3,619	16.6846	2,660
298.	廣東省 廣州東山區 環市東路496號 廣發花園 美麗華廣場 地庫B部份、1樓部份、2樓部份及 3樓全層(附註(2))	52,502	30.947	16,248	22.7399	11,939
299.	廣東省 廣州東山區 環市東路500號 廣發花園 幸運閣32個單位(附註(2))	16,649	30.947	5,152	22.7399	3,786
300.	廣東省 廣州東山區 環市東路496-500號 廣發花園 栢麗商業中心 7個單位(附註(2))	4,322	30.947	1,338	22.7399	983

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
289.	香港北角 天后廟道151-173號 百福花園 地下部份或商業單位	6,000	44.21	2,653	32.4855	1,949

2.1.3 租賃物業權益

290.	出租予美麗華之9項 香港物業權益	無商業價值	–	無商業價值	–	無商業價值

2.2　於中國之物業權益

2.2.1 持作投資

291.	上海 長寧區古北 虹橋路1770號地段 美麗華花園 1樓、2樓A區及B區部份及 地庫1樓(附註(2))	189,800	22.7063	43,097	16.6846	31,667
292.	上海 長寧區古北 虹橋路 1720弄11號 美麗華花園 金楓閣(B座) 4樓至6樓21個住宅單位及 118-125號停車場(附註(2))	34,355	44.21	15,188	32.4855	11,160
293.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣(B座) 7樓至15樓35個住宅單位及 93、95、96、99-102、105、 106、109、110及117號 停車場(附註(2))	57,373	44.21	25,365	32.4855	18,638
294.	上海 長寧區古北 虹橋路1720弄11號 美麗華花園 金楓閣(B座) 10樓3個住宅單位及 103、104及107號停車場(附註(2))	5,488	44.21	2,426	32.4855	1,783

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
281.	香港北角 英皇道310號雲華大廈 1樓及2樓全層單位、天台及 5樓至20樓(包括首尾兩層)外牆(附註(2))	42,000	44.21	18,568	32.4855	13,644
282.	香港中環 雲咸街1號 南華大廈地庫(附註(2))	53,000	44.21	23,431	32.4855	17,217
283.	九龍尖沙咀 諾士佛臺6號(附註(2))	125,000	44.21	55,263	32.4855	40,607
2.1.2	*持有及佔用*					
284.	九龍旺角 亞皆老街173號芝蘭苑 1、2、5、6、7、8、9、11、13、 14、15、23、24及26號私家車車位	2,800	44.21	1,238	32.4855	910
285.	九龍九龍城 沙浦道47及49號 3樓	2,300	44.21	1,017	32.4855	747
286.	新界荃灣 德士古道220-248號 荃灣工業中心 21樓2101至2108號工廠單位及 一樓20號及102號停車位	7,300	44.21	3,227	32.4855	2,371
287.	九龍油麻地 佐敦道37E-37H號及37J-37K號 上海街95-103號 統一大廈 13樓A3部份	1,300	44.21	575	32.4855	422
288.	新界大嶼山 澄碧邨 Beach Chalet第五座 1樓A室	1,000	44.21	442	32.4855	325

物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
1.2 於中國之物業權益					
1.2.1 持有及佔用					
274. 廣東省廣州市 番禺區鍾村鎮 祈福新邨11街 A98、A100及A102號屋	1,476	37.57	555	27.6064	407
275. 廣東省中山 東區富灣南路 比華利山 致富街9號203單位、 11號203單位、6號202單位及 1號204單位	978	37.57	367	27.6064	270
2. 美麗華酒店企業有限公司(「美麗華」)					
2.1 於香港之物業權益					
2.1.1 持作投資					
276. 香港尖沙咀 彌敦道118-130號 美麗華酒店(附註(2))	2,227,000	44.21	984,557	32.4855	723,452
277. 九龍尖沙咀 彌敦道132號及金巴利道1號 美麗華大廈及 美麗華商場 (包括諾士佛階)(附註(2))	6,010,000	44.21	2,657,021	32.4855	1,952,379
278. 九龍尖沙咀 金巴利道16號 香檳大廈 一樓(附註(2))	24,000	44.21	10,610	32.4855	7,797
279. 九龍土瓜灣 木廠街12-14號及18-34號、 北帝街68及70號 錦堂樓地下 10、11及12號舖(附註(2))	13,000	41.7519	5,428	30.6793	3,988
280. 九龍新蒲崗 雙喜街5號 福和工業大廈 地下(附註(2))	5,300	44.21	2,343	32.4855	1,722

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
1.1.4	***持作投資***					
267.	香港中環 港景街1號、 金融街8號 國際金融中心(國金)綜合大樓 (不包括國金二期33樓至52樓、 55樓、56樓及77樓至88樓)	27,716,000	停車場 2.7614 其餘 5.6355	1,550,295	停車場 2.0291 其餘 4.141	1,139,166
268.	新界沙田火炭 坳背灣街14-24號 金豪工業大廈 第二座3樓A、B、C廠、雜物房A 及78至81號車位	11,000	37.57	4,133	27.6064	3,037
1.1.5	***持有及佔用***					
269.	香港北角 渣華道363號	734,000	37.57	275,764	27.6064	202,631
270.	九龍土瓜灣 九龍內地段第10311號 土瓜灣道100號 馬頭角北廠	970,000	37.57	364,429	27.6064	267,782
271.	新界大埔 大埔市地段第46號 (連帶吐露港繫船系統通行權之權益)	463,000	37.57	173,949	27.6064	127,818
272.	新界元朗 丈量約份第104約第3723號地段 E段餘段	28,000	37.57	10,520	27.6064	7,730
1.1.6	***租賃物業權益***					
273.	出租予香港中華煤氣之 34項香港物業權益	無商業價值	–	無商業價值	–	無商業價值

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
260.	廣東省深圳 羅湖區布心路 布心花園40座 407、507及607號單位	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
261.	座落廣東省 廣州番禺區 南沙鎮 進港大道北2號 之物業	無商業價值	–	–	25	無商業價值
2.6	***租賃物業權益***					
262.	出租予恒基地產之16項 中國物業權益	無商業價值	–	–	–	無商業價值
	(A)部份小計：					**86,736,456**
(B)	**恒基發展**					
1.	**香港中華煤氣有限公司 (「香港中華煤氣」)**					
1.1	**於香港之物業權益**					
1.1.1	***持有待售***					
263.	九龍何文田 京士柏山 多幢房屋、住宅單位及車位	918,000	16.9065	155,202	12.4229	114,042
264.	香港西灣河 太康街38號 嘉亨灣 多個住宅單位及車位	5,503,000	18.785	1,033,739	13.8032	759,590
1.1.2	***持有發展中***					
265.	九龍土瓜灣 九龍海旁地段第102號之 香港中華煤氣應佔權益	4,049,860	37.57	1,521,532	27.6064	1,118,021
1.1.3	***持作未來發展***					
266.	新界荃灣 丈量約份第443約第484號地段 楊屋道161-167號	50,000	37.57	18,785	27.6064	13,803

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
251.	北京東城區 建國門內大街18號 北京恒基中心 商業平台及停車場	1,965,000	–	–	75	1,473,750
252.	北京東城區 建國門內大街18號 北京恒基中心 辦公大樓3座 518及519號單位	4,550	–	–	100	4,550
253.	上海閘北區 天目西路547號地段 不夜城廣場 商業平台及停車場	525,700	–	–	37.5	197,138
254.	上海徐匯區 宛平南路521號地段 恒昌花園 商業平台及停車場	81,000	–	–	49	39,690
255.	上海徐匯區 虹橋路3號 港匯廣場 辦公大樓二座	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
256.	廣東省深圳 福田區彩田路B118-6及 B118-7號地段恒福花園 商業平台餘下部份	24,300	–	–	100	24,300
257.	廣東省廣州 荔灣區 寶華路133-147號、 寶源路及多寶路 恒寶華庭 商業平台及停車場	938,000	–	–	100	938,000
2.5	***持有及佔用***					
258.	蒙陰新華石材有限公司 持有之物業權益	1,060	–	–	32	339
259.	北京朝陽區 首都機場路89號 麗京花園別墅第7區 (海棠園)6-31座2樓7-6-7號 單位	1,700	–	–	75	1,275

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
243.	廣東省廣州 海珠區 同福路及同慶路交界 同福花園	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
244.	廣東省廣州 越秀區 沿江西路 海珠廣場A座	無商業價值 (見附註(3))	–	–	68.4	無商業價值 (見附註(3))
245.	廣東省廣州 越秀區 沿江西路 海珠廣場B座	276,000	–	–	62	171,120
246.	廣東省廣州 越秀區 沿江西路 海珠廣場C座	220,000	–	–	72	158,400
247.	廣東省廣州 芳村區 芳村大道(前稱芳村工業大道) 花地地段土地	787,000	–	–	100	787,000
248.	廣東省廣州 越秀區 北京路286-318號以東、 府學西街以西土地	無商業價值 (見附註(3))	–	–	100	無商業價值 (見附註(3))
249.	廣東省東莞 莞太東路 東莞恒駿廣場	49,700	–	–	70	34,790
2.4	***持作投資***					
250.	廣東省 深圳福田區 紅嶺中路 B217-16地段園東花園 商業平台1樓及2樓、 地庫閣樓及地庫層之 寶享房地產(深圳)有限公司 應佔權益 (據悉為50%)(附註(1))	45,000	–	–	100	45,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
2.2	***持有發展中***					
235.	北京朝陽區 朝陽路南側 關東店南街2號 擬建之京澳中心	1,152,000	–	–	100	1,152,000
236.	上海閘北區 天目西路及 恒豐路交界 天目西路130-2號地段	272,000	–	–	100	272,000
237.	廣東省廣州 芳村區芳村大道210號	無商業價值 (見附註(3))	–	–	80	無商業價值 (見附註(3))
2.3	***持有供未來發展***					
238.	上海閘北區 恒豐路及普濟路交界 天目西路 146(A)-3號地段	208,200	–	–	100	208,200
239.	上海閘北區 恒豐路及裕通路交界 天目西路 147-2號及147-3號地段	194,300	–	–	100	194,300
240.	上海閘北區 恒豐路 天目西路 406-2號、406-3號及406-4號地段	492,500	–	–	60	295,500
241.	上海靜安區 南京西路688號地段	810,400	–	–	85	688,840
242.	廣東省廣州 越秀區 中山六路、 瑞南路、六榕路及 將軍東路地段範圍內之RJ-6及 RJ-7號地段	無商業價值 (見附註(3))	–	–	95	無商業價值 (見附註(3))

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
2.	於中國之物業權益					
2.1	*持有待售*					
229.	廣東省 深圳福田區 紅嶺中路 B217-16地段 園東花園 多個住宅單位	1,900	–	–	100	1,900
230.	北京東城區 建國門內大街18號 北京恒基中心 公寓樓及辦公大樓 餘下部份	303,090	–	–	75	227,318
231.	上海閘北區 天目西路547號地段 不夜城廣場 聯通國際大廈 餘下部份	150,500	–	–	37.5	56,438
232.	上海徐匯區 宛平南路521號地段 恒昌花園 住宅大廈及 辦公室／住宅大廈 餘下部份	9,480	–	–	49	4,645
233.	廣東省深圳 福田區彩田路 B118-6及B118-7號地段 恒福花園住宅大廈 餘下部份	1,015	–	–	100	1,015
234.	廣東省廣州 荔灣區 寶華路133-147號、 寶源路及多寶路 恒寶華庭 住宅大廈餘下部份	14,620	–	–	100	14,620

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
219.	九龍深水埗 營盤街163-173號 建安大廈地下至4樓 公眾範圍	無商業價值	–	–	–	無商業價值
220.	新界屯門 青海圍2號 萬寶大廈 2樓空間及遊樂場	無商業價值	–	–	–	無商業價值
221.	九龍紅磡 寶其利街44-56號 金華大廈 地下空間	無商業價值	–	–	–	無商業價值
222.	新界屯門 青河坊3號 利寶大廈 預留地區	無商業價值	–	–	–	無商業價值
223.	新界屯門 青河坊2號 利寶大廈 地下及1樓餘下地區	無商業價值	–	–	–	無商業價值
224.	新界 屯門 青山公路新墟段11-17號 嘉華大廈 2樓平台天台 餘下部份	無商業價值	–	–	–	無商業價值
225.	新界葵涌 健康街13號 萬利工業大廈 停車場餘下部份	無商業價值	–	–	–	無商業價值
226.	新界沙田 穗禾路21-29號 豐景花園 公眾範圍及 公用康樂設施及設備	無商業價值	–	–	–	無商業價值
227.	香港北角 清華街18-24號 富景閣 部份地段	無商業價值	–	–	–	無商業價值
228.	新界元朗 西菁街9號 富盛大廈 管理份數	無商業價值	–	–	–	無商業價值

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
1.5	***持有及佔用***					
212.	香港中環 德輔道中28號 及昭隆街27號 盤谷銀行大廈12樓(附註(1))	11,600	–	–	100	11,600
213.	香港中環 德輔道中19號 環球大廈4樓及6樓全層 7樓701、702、704及705號辦公室、 8樓805及806號辦公室A部份、 12樓1201至1205號辦公室(附註(1))	650,000	–	–	100	650,000
214.	香港半山區般咸道66B-C號 金麗閣1樓 A號車位	400	–	–	100	400
1.6	***租賃物業權益***					
215.	出租予恒基地產之 36項香港物業權益	無商業價值	–	–	–	無商業價值
216.	出租予恒基中國集團有限公司之 兩項香港物業權益	無商業價值	–	–	–	無商業價值
1.7	***其他物業權益***					
217.	香港北角 堡壘街42-46A號 怡新大廈 現有樓梯連接稱為 堡壘街48號之物業之空間	無商業價值	–	–	–	無商業價值
218.	九龍油麻地 偉晴街82-88A號 偉業大廈地下入口大堂及 樓梯底空間(通往上層須用之 部分除外)、任何單位之雜物房及 其他房間；任何牆壁表面 (單位內之表面除外)及 1樓簷篷及天台	無商業價值	–	–	–	無商業價值

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
204.	新界沙田 沙角街7-11號 翠華花園 A座圖書館及毗鄰空間及 B座3樓託兒所及毗鄰空間(附註(1))	3,600	–	–	100	3,600
205.	新界西貢 白沙灣匡湖居 購物中心、會所、303個船位、 75個旱塢船位及 377個私家車車位(附註(1))	287,000	–	–	40	114,800
206.	香港半山區羅便臣道10號 嘉兆臺車房 (4樓及5樓停車場)(附註(1))	75,000	–	–	50	37,500
207.	新界 將軍澳唐德街9號 將軍澳中心商業單位及 377個私家車車位	855,000	–	–	24.59	210,245
208.	香港中環 港景街1號及金融街8號 國際金融中心(國金)綜合大樓 (不包括國金二期33樓至52樓、 55樓、56樓及77樓至88樓)	27,716,000	–	–	車位 15.93 其餘 32.5	8,940,592
209.	香港鰂魚涌 鰂魚涌內地段第8號 H分段及A分段餘段多個車位	4,800	–	–	50	2,400
210.	香港皇后大道中9號 4樓、18樓、20樓及32樓(附註(1))	705,000	–	–	100	705,000
211.	新界屯門 藍地福亨村路8號 豫豐花園 商業部份(附註(1))	92,100	–	–	100	92,100

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
196.	香港北角 春秧街76-92號 北角麗東軒(附註(1))	502,000	–	–	100	502,000
197.	新界大埔 露輝路28號 淺月灣一期31間花園屋(附註(1))	550,000	–	–	100	550,000
198.	新界大埔 露屏路1號 淺月灣二期36間花園屋(附註(1))	507,000	–	–	100	507,000
199.	香港香港仔 香港仔大道208號 裕輝商業中心 (地下1至3號單位、2樓1、2及6號單位、5及6樓全層、8樓5號單位、10樓5號單位、13樓1、2及5號單位、17樓6號單位、20樓2號單位及25樓3號單位除外)(附註(1))	118,000	–	–	100	118,000
200.	九龍油麻地 長樂街19號 拔萃豪庭(附註(1))	235,200	–	–	16.7	39,278
201.	新界大埔 大埔市地段第161號63區 持作投資之海景豪華別墅 (第一期)部份(附註(1))	5,848,400	–	–	90.1	5,269,408
202.	九龍油麻地 廣華街3號百利達廣場 地庫舖位、地下1至14號舖、1樓及2樓舖位及72個私家車車位、3個貨車車位及11個電單車車位(附註(1))	110,300	–	–	100	110,300
203.	新界元朗 青山公路40-52B號 豐裕軒之恒基地產應佔權益(附註(1))	54,700	–	–	100	54,700

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
185.	九龍尖沙咀 金巴利道1B-1C號 恒港中心(附註(1))	105,000	–	–	100	105,000
186.	新界粉嶺 一鳴路23號牽晴間 商業部份(附註(1))	258,000	–	–	100	258,000
187.	新界 將軍澳銀澳路1號 新寶城地下1至29號舖、 1樓1至13號舖及食肆(附註(1))	114,000	–	–	100	114,000
188.	香港灣仔 皇后大道東248號 (前稱萬誠保險中心或加怡保險中心) (附註(1))	2,098,000	–	–	17.13	359,387
189.	九龍長沙灣 永康街79號 及瓊林街108-110號 恒龍工商中心(附註(1))	475,000	–	–	100	475,000
190.	新界 將軍澳 貿業路8號都會豪庭 商業部份(附註(1))	1,351,000	–	–	100	1,351,000
191.	新界 將軍澳欣景路8號 新都城第二期 商業部份(附註(1))	5,151,000	–	–	100	5,151,000
192.	香港上環 永樂街235-237號及 文咸西街75號(附註(1))	163,000	–	–	100	163,000
193.	九龍旺角 彌敦道579號(附註(1))	257,000	–	–	100	257,000
194.	香港半山區 摩羅廟街1-9號 (亦稱羅便臣道22號) 福熙苑地下低層及 高層會所(附註(1))	6,300	–	–	100	6,300
195.	香港半山區 堅道117號寶華軒 4個住宅單位及 5個私家車車位(附註(1))	26,000	–	–	100	26,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
176.	新界大埔 安慈路3號 翠屏花園 地庫14個貨車車位及 96個私家車車位 及購物平台1樓7個貨車車位 及161個單車停放處(附註(1))	23,000	–	–	65.54	15,074
177.	九龍九龍塘 喇沙利道25號 雋寧閣(附註(1))	116,400	–	–	100	116,400
178.	香港半山區 西摩道1號輝煌臺 地下1至11號舖及 地下低層1至2號舖(附註(1))	145,000	–	–	64.58	93,641
179.	新界荃灣 眾安街68號 荃灣城市中心一期(附註(1))	2,440,000	–	–	74.96	1,829,024
180.	九龍旺角 彌敦道585號 富時中心(附註(1))	297,000	–	–	100	297,000
181.	九龍新蒲崗 大有街29號 宏基中心(附註(1))	288,000	–	–	100	288,000
182.	新界沙田馬鞍山 西沙路628號新港城 海滿居新港城廣場 商業部份連224個私家車車位及 10個貨車車位(附註(1))	389,000	–	–	100	389,000
183.	香港北角電器道183號 友邦廣場(附註(1))	2,979,000	–	–	94.56	2,816,942
184.	香港灣仔 軒尼詩道4號全部及 皇后大道東6號 (亦稱先施保險大廈西翼)、 軒尼詩道6號及 皇后大道東8-10號 先施保險大廈東翼 2樓、7樓、11樓、12樓、16樓及 18樓及天台部份(附註(1))	180,000	–	–	100	180,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
170.	香港柴灣 利眾街24號 兆孚工業大廈 (包括私家車車位及 貨車車位)(附註(1))	56,000	–	–	100	56,000
171.	新界粉嶺 新運路33號 粉嶺中心地下及 1樓舖位、地下幼稚園、 濕貨市場、戲院及廣場、 地下及1樓貨車車位及 私家車車位(附註(1))	675,100	–	–	76.96	519,557
172.	新界荃灣 荃灣街市街67-95號 城市廣場(現稱荃灣城市中心二期) 商業部份地下、1樓、2樓及3樓舖位 (不包括地下G1、G7、G11、G15、 G19、G23及G32號舖、2樓203、206、 210、214、218、222、226、230、 238號舖及前美食廣場)(附註(1))	1,000,000	–	–	100	1,000,000
173.	新界荃灣 荃灣街市街67-95號 城市廣場(現稱荃灣城市中心二期) 商業部份地庫85個 私家車車位(附註(1))	25,000	–	–	74	18,500
174.	新界元朗 西菁街23號 富達廣場地下 所有舖位及美食廣場及 1樓兩間食肆(附註(1))	133,000	–	–	100	133,000
175.	新界粉嶺 百和路88號花都廣場 商業部份及217個 私家車車位(附註(1))	754,200	–	–	60	452,520

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
163.	新界荃灣 大河道88號 灣景廣場 地下、1樓、2樓及3樓商業部份、 地庫1層40個私家車車位、 地庫2層48個私家車車位及 16個貨車車位(附註(1))	394,000	–	–	100	394,000
164.	新界沙田 馬鞍山鞍誠街18號 新港城A座及B座 地下所有舖位(附註(1))	75,000	–	–	100	75,000
165.	新界沙田馬鞍山 鞍誠街22號 新港城 C座及D座所有舖位(附註(1))	86,000	–	–	50	43,000
166.	新界沙田馬鞍山 鞍誠街8號 新港城 N座、P座、Q座及R座 商業部份及公有範圍及 186個私家車車位(附註(1))	380,000	–	–	100	380,000
167.	新界沙田 馬鞍山鞍祿街18號新港城 E-H座及J-M座購物商場 (包括兩間戲院及濕貨市場)、 私家車車位及貨車車位(附註(1))	3,723,000	–	–	車位 100 其餘 97.933	3,650,448
168.	新界沙田 沙田正街21-27號 沙田廣場 購物商場及87個 私家車車位(附註(1))	2,670,000	–	–	77.55	2,070,585
169.	香港上環 德輔道中308號 安泰金融中心 (前稱美國安泰中心)(附註(1))	1,349,000	–	–	100	1,349,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
155.	新界 元朗多幅農地 及屋地之恒基地產 應佔權益	5,843,000	–	–	100	5,843,000
156.	新界 大埔多幅農地及屋地之 恒基地產應佔權益	513,300	–	–	100	513,300
157.	新界 屯門多幅農地及屋地之 恒基地產應佔權益	1,067,900	–	–	100	1,067,900
158.	新界北區及 西貢多幅農地及屋地之 恒基地產應佔權益	1,803,400	–	–	100	1,803,400
159.	新界 沙田多幅農地及屋地之 恒基地產應佔權益	1,068,200	–	–	100	1,068,200
1.4	*持作投資*					
160.	香港灣仔 駱克道276-278號 安隆商業大廈 (6樓1號辦公室及21樓1號及 2號辦公室除外)(附註(1))	103,000	–	–	100	103,000
161.	香港上環 德輔道中188號 金龍中心(附註(1))	919,000	–	–	100	919,000
162.	新界元朗 大棠道36-46號、教育路1號 千色廣場購物商場連37個 私家車車位及 14個貨車車位(附註(1))	1,076,000	–	–	100	1,076,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
142.	香港中環 砵典乍街45-47號 敦和里1-5號及 伊沙里4-7號	520,000	–	–	19.1	99,320
143.	九龍油蔴地 廟街一個空置地盤	10,000	–	–	100	10,000
144.	九龍旺角 荔枝角道33號	370,000	–	–	100	370,000
145.	九龍長沙灣 瓊林街88及92號及 永康街59及61號 (附註(1))	227,000	–	–	100	227,000
146.	九龍新蒲崗 太子道東712號及 景福街112號(附註(1))	340,000	–	–	100	340,000
147.	九龍新蒲崗 雙喜街9-11號(附註(1))	200,000	–	–	100	200,000
148.	九龍新蒲崗 大有街1號(附註(1))	180,000	–	–	70	126,000
149.	九龍觀塘 鴻圖道52號(附註(1))	105,000	–	–	100	105,000
150.	九龍觀塘 鴻圖道78號(附註(1))	96,000	–	–	100	96,000
151.	新界粉嶺 粉嶺上水市地段第229號	505,000	–	–	100	505,000
152.	新界屏山 唐人新村 丈量約份第122約 第1740號地段	139,000	–	–	100	139,000
153.	香港山頂 盧吉道一個空置地盤	240,000	–	–	100	240,000
154.	九龍油塘 油塘海傍地段 第6、7、23、24號 及其延伸範圍及 油塘海傍地段第8、 9、10、11及38號之 恒基地產應佔權益	530,200	–	–	100	530,200

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
126.	九龍油麻地 渡船街兩幢樓宇	10,000	–	–	100	10,000
127.	九龍油麻地 彌敦道一幢樓宇	67,000	–	–	70	46,900
128.	九龍油麻地 彌敦道多個商舖	75,000	–	–	100	75,000
129.	九龍旺角 彌敦道多個單位	8,500	–	–	100	8,500
130.	九龍深水埗 北河街兩幢樓宇	10,000	–	–	100	10,000
131.	九龍長沙灣 福榮街一幢樓宇	8,500	–	–	100	8,500
132.	九龍長沙灣 永康街一個單位	1,300	–	–	100	1,300
133.	九龍旺角 太平道一個單位	2,600	–	–	100	2,600
134.	九龍土瓜灣 鴻福街兩個商舖	5,000	–	–	100	5,000
135.	九龍新蒲崗 五芳街9-11號 彩虹道206-208號 盛景工業大廈 4樓、6樓、7樓、8樓及9樓及 地下1號、2號、7號、9號及 10號車位	25,000	–	–	100	25,000
136.	九龍觀塘 海濱道一個單位	11,000	–	–	100	11,000
137.	新界荃灣 眾安街多個單位	5,500	–	–	100	5,500
138.	新界大埔 汀角路一個住宅單位	750	–	–	100	750
139.	九龍油麻地 廣東道590-600號	110,000	–	–	100	110,000
140.	香港半山區 干德道一個住宅 單位及一個車位	7,500	–	–	100	7,500
141.	香港香港仔 黃竹坑道19-21號	160,000	–	–	50	80,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
112.	九龍土瓜灣 九龍海旁地段第102號 餘下部份之恒基地產應佔權益	1,291,140	–	–	100	1,291,140
113.	香港港島南區 赫蘭道11及12號	490,000	–	–	44.42	217,658
1.3	***持有供未來發展***					
114.	香港半山區 羅便臣道一個住宅單位	4,000	–	–	100	4,000
115.	香港半山區 西摩道 一個住宅單位	2,500	–	–	100	2,500
116.	香港半山區 西摩臺一幢樓宇	32,000	–	–	100	32,000
117.	香港半山區 堅尼地道 之恒基地產 應佔權益	38,154	–	–	100	38,154
118.	香港中環 德己立街 多個商舖及住宅單位	80,000	–	–	50	40,000
119.	香港灣仔 莊士敦道一幢樓宇	33,000	–	–	100	33,000
120.	香港灣仔 史釗域道一幢唐樓	28,000	–	–	50	14,000
121.	香港銅鑼灣 摩頓臺多個住宅單位及車位	22,500	–	–	100	22,500
122.	香港大坑 宏豐臺多個單位	10,000	–	–	100	10,000
123.	香港北角 英皇道多個商舖及住宅單位	15,000	–	–	100	15,000
124.	香港柴灣 利眾街26號 香港柴灣工業大廈 1樓6號及7號工場	600	–	–	100	600
125.	九龍尖沙咀 山林道多個單位	27,200	–	–	100	27,200

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
102.	新界屯門 管青路2號 愛琴海岸商業單位及 幼稚園及多個車位	60,000	–	–	25	15,000
103.	九龍紅磡 紅荔道8號 半島豪庭 多個單位及車位	455,200	–	–	50	227,600
104.	香港跑馬地 樂活道6號 比華利山 多個車位	1,300	–	–	40.75	530
105.	九龍何文田 何文田山道26號 嘉輝臺 第二層停車場 1號及39號私家車車位	500	–	–	100	500
1.2	*持作發展*					
106.	九龍觀塘 偉業街165-167號及 巧明街66號(附註(1))	315,000	–	–	100	315,000
107.	九龍觀塘 偉業街223-231號及 敬業街39號(附註(1))	2,237,000	–	–	88.503	1,979,812
108.	新界大埔 大埔市地段第161號 海景豪華別墅(第3期)(附註(1))	2,920,000	–	–	90.1	2,630,920
109.	新界粉嶺 粉嶺上水市地段 第189號 清曉路18號 御皇庭第2期	635,000	–	–	45	285,750
110.	香港半山區 高街1號及 醫院道5號	485,000	–	–	100	485,000
111.	香港上環 荷李活道108號 及必列者士街1-17號聚賢居	2,600,000	–	–	100	2,600,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
93.	九龍九龍灣 宏照道25號 源發工業大廈 地下16號私家車車位	350	–	–	100	350
94.	新界元朗 馬田路38號 怡豐花園 多個車位	600	–	–	100	600
95.	新界屯門 藍地福亨村路8號 豫豐花園 多個住宅單位及車位	2,546,200	–	–	100	2,546,200
96.	新界元朗 丹桂村50號 多個單位及車位	154,600	–	–	100	154,600
97.	香港半山區 堅道117號寶華軒 地下低層2樓6號私家車車位	400	–	–	50	200
98.	香港西灣河 太康街38號 嘉亨灣 多個單位及車位	5,503,000	–	–	50	2,751,500
99.	九龍何文田 京士柏山道 京士柏山 多間房屋、單位及 車位	918,000	–	–	50	459,000
100.	新界上水 清曉路18號 御皇庭1座及2座 多個單位及車位	584,000	–	–	45	262,800
101.	香港中環 亞畢諾道3號 環貿中心 6樓5至8號舖	10,000	–	–	50	5,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
83.	香港半山區 干德道22號 慧豪閣多個車位	31,200	–	–	100	31,200
84.	九龍尖沙咀 山林道46-48號 運通商業大廈 多個單位	13,200	–	–	100	13,200
85.	九龍九龍灣 宏泰道12號 榮發工業大廈 多個車位	900	–	–	100	900
86.	新界荃灣 柴灣角街83-93號 榮興工業大廈 3樓9號工場	1,200	–	–	100	1,200
87.	香港北角 渣華道8號 威邦商業中心 3樓4室	600	–	–	100	600
88.	香港半山區 衛城道2A-B號衛城閣 地下C及D舖	2,900	–	–	100	2,900
89.	新界荃灣 沙咀道40-50號 榮豐工業大廈 多個車位	400	–	–	100	400
90.	香港半山區 干德道42號 匯豪閣 6樓B座及多個車位	23,200	–	–	85	19,720
91.	九龍深水埗南昌街188號 華麗廣場 地下1A舖	285	–	–	100	285
92.	九龍深水埗 青山道108號 富裕居多個單位	21,600	–	–	100	21,600

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
73.	香港筲箕灣 筲箕灣道250號 御景軒多個單位	330,000	–	–	18.13	59,829
74.	香港鰂魚涌 太古城道39號 匯豪峰 多個單位及車位	96,990	–	–	75	72,743
75.	香港半山區 西摩道11號 福澤花園 多個車位	2,450	–	–	100	2,450
76.	新界屯門 青山灣青山公路351號 彩華花園 多個車位	4,940	–	–	100	4,940
77.	香港西營盤 薄扶林道71號翠安閣 地下1號及2號舖	9,200	–	–	100	9,200
78.	九龍油蔴地 廣東道608號 廣基大廈 1樓3號及4號舖	810	–	–	100	810
79.	香港跑馬地 毓秀街23號 逸怡居 多個車位	5,400	–	–	100	5,400
80.	九龍紅磡 高山道38A號 高雅軒多個單位	10,000	–	–	100	10,000
81.	新界大埔 大埔市地段第161號63區 恒基地產持有待售之 海景豪華別墅(第1期)部份	1,949,400	–	–	90.1	1,756,409
82.	香港半山區 干德道52號 駿豪閣多個車位	6,400	–	–	100	6,400

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
64.	香港北角 英皇道933號 御皇臺 多個單位及車位	210,100	–	–	100	210,100
65.	九龍九龍灣 宏開道17號 順發工業大廈 地下14及15號私家車車位	700	–	–	55	385
66.	香港半山區 般咸道64號 嘉麗苑1樓 停車場18號車位	400	–	–	100	400
67.	香港香港仔 香港仔舊大街120號 兆群大廈 地下7號舖連附設洗手間	3,500	–	–	100	3,500
68.	香港半山區 麥當勞道20-22號 雨時大廈 多個車位	2,500	–	–	100	2,500
69.	新界沙田 馬鞍山鞍誠街18及 22號新港城A至H座及J至M座 多個車位及一個單位之 恒基地產應佔權益	29,800	–	–	100	29,800
70.	九龍旺角 新填地街576號 新輝商業中心 8樓A、B及C室	2,100	–	–	100	2,100
71.	香港北角 水星街28號 耀星華庭多個單位 恒基地產應佔權益	20,800	–	–	100	20,800
72.	新界元朗 大棠道99號 蝶翠峰第一、二、三及四期 多個單位及車位	31,200	–	–	44	13,728

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
54.	香港筲箕灣 筲箕灣東大街2號 麗東海景豪苑 多個單位、車位及 起卸區	37,180	–	–	100	37,180
55.	新界大埔 寶湖路3號 寶湖花園 多個單位及車位	101,020	–	–	100	101,020
56.	新界沙田 碧田街8號 翠景花園 多個車位	5,250	–	–	90	4,725
57.	九龍紅磡 寶其利街28號 寶源大廈 地下20號舖	220	–	–	100	220
58.	新界元朗 谷富街29號 興隆中心 1樓4號及7號舖	2,200	–	–	100	2,200
59.	香港銅鑼灣 伊榮街7-17號 欣榮商業大廈 多個單位	92,100	–	–	100	92,100
60.	香港半山區 西摩道3號 輝煌豪園 多個單位及車位	344,700	–	–	62.99	217,127
61.	新界屯門 屯安里1號 疊茵庭 多個車位	30,590	–	–	75.01	22,946
62.	新界將軍澳 唐德街9號 將軍澳中心多個單位及 車位	210,000	–	–	24.59	51,639
63.	九龍旺角 廣華街3號 百利達廣場 多個單位	233,000	–	–	100	233,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
46.	新界將軍澳 銀澳路1號 新寶城 多個車位	41,460	–	–	100	41,460
47.	新界元朗 西菁街23號 富達廣場 多個車位	13,850	–	–	100	13,850
48.	九龍土瓜灣 美善同道1-11號 美嘉大廈 地下2號舖	1,500	–	–	100	1,500
49.	新界將軍澳 貿業路8號 (新都城中心第三期) 都會豪庭 多個車位	69,120	–	–	100	69,120
50.	新界將軍澳 欣景路8號 新都城第二期 多個單位及車位	186,600	–	–	100	186,600
51.	九龍土瓜灣 馬頭角道28號 金都豪苑 多個單位及車位	207,800	–	–	80	166,240
52.	九龍大角咀 福利街8號 港灣豪庭 第一及第二期 多個單位及車位之 恒基地產應佔權益	453,200	–	–	100	453,200
53.	九龍新蒲崗 太子道東704號及景福街104號 新時代工貿商業中心 多個單位及3樓一個車位	4,670	–	–	100	4,670

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
38.	新界元朗 牡丹街2-38號、 合財街16-20號、 大棠道23-27號及 元朗新街1-49號 合益廣場B座 多個單位及車位	164,300	–	–	50	82,150
39.	香港半山區 干德道62G號 帝豪閣C座3樓3室 及多個車位	9,130	–	–	100	9,130
40.	香港西營盤 皇后大道西356號 俊庭居 多個單位	33,770	–	–	100	33,770
41.	新界大埔 安慈路3號 翠屏花園2樓22E號舖及1樓2A號舖	454	–	–	100	454
42.	九龍油麻地 渡船街38號 建邦商業大廈 4樓2室、1樓5室及3樓2室	2,460	–	–	100	2,460
43.	新界元朗 大棠道11號 光華廣場 3樓8室	1,600	–	–	100	1,600
44.	九龍深水埗 青山道438號 麗群閣 C及D座 2樓6室	600	–	–	100	600
45.	新界大埔 寶湖路18號 麗湖閣地下 多個舖位	25,000	–	–	100	25,000

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
28.	新界屯門 石排頭路15號 翠林花園 二樓幼稚園及 3樓16號車位	15,980	–	–	100	15,980
29.	新界沙田 安景街11-13號 翠湖花園 多個車位	2,340	–	–	100	2,340
30.	長洲長碩路33號 碧濤軒 商業樓宇及天台	7,330	–	–	70	5,131
31.	新界沙田 大圍碧田街18號 恒峰花園 多個車位	1,800	–	–	100	1,800
32.	新界屯門 建泰街6號 恒威工業中心 多個單位	7,000	–	–	100	7,000
33.	新界元朗 合財街33號 合益商業中心 多個單位	16,500	–	–	100	16,500
34.	新界荃灣 橫龍街32-40號 興盛工業大廈 二樓工場E單位	1,860	–	–	100	1,860
35.	九龍油麻地砵蘭街55-59號及 碧街34-38號 協群商業大廈 多個單位	10,620	–	–	100	10,620
36.	九龍油麻地 碧街8號恒裕閣 4樓A室	1,640	–	–	100	1,640
37.	九龍尖沙咀 上海街28號 恒邦商業中心 15樓10室	513	–	–	100	513

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
18.	新界將軍澳 毓雅里7號富麗花園 多個住宅單位及舖位	139,500	–	–	100	139,500
19.	新界上水 馬會道138號 富榮大廈地下1號及8號舖	2,100	–	–	100	2,100
20.	新界粉嶺 百和路88號 花都廣場 多個車位	9,240	–	–	60	5,544
21.	九龍長沙灣 昌華街23號富華廣場 多個單位之恒基地產應佔權益	52,700	–	–	100	52,700
22.	香港西灣河 西灣河街23號 富欣閣多個單位	24,200	–	–	100	24,200
23.	新界沙田 大涌橋路20-30號 河畔花園多個車位	4,900	–	–	100	4,900
24.	新界葵涌 永建路16-20號高威工業中心 多個單位	3,350	–	–	100	3,350
25.	新界大埔 翠怡街3號 翠怡花園 多個車位	4,000	–	–	100	4,000
26.	新界沙田 圓洲角路15-17號 翠麗花園 多個車位	6,800	–	–	100	6,800
27.	新界沙田 翠田街1-3號 愉景花園 多個車位	600	–	–	100	600

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
9.	香港薄扶林 薄扶林道73號 俊威閣 地舖	1,300	–	–	100	1,300
10.	新界大埔 露輝路28號淺月灣一期及 露屏路1號淺月灣二期 多個單位及車位	492,540	–	–	100	492,540
11.	九龍深水埗 醫局街198號 嘉裕居 多個單位	18,900	–	–	100	18,900
12.	香港半山區 堅道28號 恒龍閣多個單位	15,000	–	–	100	15,000
13.	新界粉嶺 一鳴路23號牽晴間 5座27樓D室及多個車位	20,150	–	–	100	20,150
14.	九龍九龍塘 對衡道9號 C屋包括其外牆連後園及 有蓋停車場	68,000	–	–	100	68,000
15.	香港北角 堡壘街41－43號怡家洋樓 地下20號舖	325	–	–	100	325
16.	新界元朗 孖峰嶺路18號 翠疊軒 多個車位	3,600	–	–	60	2,160
17.	九龍旺角 自由道3－7號及 太平道7－7B號 富威花園多個車位	2,600	–	–	100	2,600

估值概要

	物業權益	二零零五年十月三十一日現況下之市值 港幣千元	恒基發展應佔權益 %	二零零五年十月三十一日恒基發展應佔現況下之市值 港幣千元	恒基地產應佔權益 %	二零零五年十月三十一日恒基地產應佔現況下之市值 港幣千元
(A)	**恒基地產**					
1.	**於香港之物業權益**					
1.1	***持有待售***					
1.	新界沙田 道風山 丈量約份第186約 第508號地段 二樓及天台	1,300	–	–	100	1,300
2.	新界大埔 沙欄小築 丈量約份第27約 第176號地段一樓	2,000	–	–	100	2,000
3.	九龍牛池灣 永定道2號 威豪花園 多個車位	2,800	–	–	100	2,800
4.	新界屯門 青山公路新墟段250號 彩暉花園 多個單位	29,000	–	–	100	29,000
5.	新界大埔 翠樂街11號 美豐花園 多個單位	8,400	–	–	100	8,400
6.	九龍油麻地 渡船街28號 寶時商業中心 多個單位	5,590	–	–	100	5,590
7.	新界元朗 宏發徑3號 昌盛大廈 多個單位	390	–	–	100	390
8.	香港北角 渣華道18號 嘉匯商業大廈5樓1號辦公室	1,050	–	–	100	1,050

吾等之估值概述如下，並附奉估值證書。

此致

香港
中環
金融街8號
國際金融中心二期76樓
恒基兆業地產有限公司
列位董事

香港
中環
金融街8號
國際金融中心二期76樓
恒基兆業發展有限公司
列位董事　台照

代表
戴德梁行有限公司
註冊專業測量師
(產業測量組)
中國房地產估值師
董事
黃儉邦
M.R.I.C.S., M.H.K.I.S.
謹啟

二零零五年十二月二十二日

附註： 黃儉邦先生為註冊專業測量師，於香港、中國及美國之物業估值方面積逾二十年經驗。

於評估政府租契在一九九七年六月三十日前到期之香港物業權益時，吾等已顧及英國政府與中華人民共和國政府就香港問題之聯合聲明附件三所載條文，以及新界土地契約(續期)條例規定。該等契約經免補地價續期至二零四七年六月三十日止，並須自續期日起每年按應課差餉租值之3%繳納地租。

吾等按直接比較法(即是參考有關市場所提供之可作比較之銷售個案)，或(倘適用)將恒基地產集團及恒基發展集團提供之附表上所列之收入淨額資本化之投資法，並適當地計及業權復歸後可賺取之潛在收入，評估有關物業權益。

於A部1.6及2.6分節及B部1.1.6、2.1.3、2.2.3、3.1.5及4.1.4分節全部已出租予恒基地產集團及恒基發展集團之香港及中國物業權益被視作無商業價值，主要原因為該等物業權益嚴禁轉讓或分租，否則則因無可觀租金利潤。

吾等在頗大程度上依賴恒基地產集團及恒基發展集團所提供之資料，並接受恒基地產集團及恒基發展集團所提供有關規劃批准、法定通告、地役權、年期、佔用詳情、樓面面積、車位數目、物業權益鑒定、恒基地產及恒基發展應佔權益，以及一切其他有關事項之意見。尺寸及量度乃根據恒基地產集團及恒基發展集團給予吾等之文件或其他資料而計算，因此皆為約數。吾等概無進行任何實地量度。

吾等並無獲提供與物業權益有關之業權文件副本，但曾就香港及美國物業權益往合適土地註冊處查冊。然而吾等並無查閱文件正本，以核實擁有權或確定是否存在任何修訂。一切文件僅作參考用途，一切尺寸、量度及面積僅屬約數。

吾等曾於情況許可下視察該等物業權益之外貌。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等無法呈報該等物業權益有否腐朽、蟲蛀或任何其他結構上損壞。吾等亦無測試任何樓宇設備。

吾等並無進行任何土壤或地盤視察。於進行估值時，吾等假設物業權益適用於開發，且於施工過程中不會產生非經常成本或延誤。

除非另有說明，否則吾等之估值載列之所有金額均為港幣。吾等估值時採用之匯率為港幣1元兑人民幣1.04元及1美元兑港幣7.8元，兩者均與估值日期當時之匯率相若。

吾等對各項物業權益之估值並不包括任何因特別條款或情況如非典型融資、售後租回安排、與銷售有關聯之任何人士所授予之特別代價或優惠、或任何特別價值之元素而被抬高或壓低之估計價格。

於就A部第2分節、B部1.2、2.2及4.2分節所有位於中國之物業權益進行估值之過程中，吾等已假設各物業權益年期特定之可轉讓土地使用權按象徵式每年土地使用費出讓，且所有應付之出讓金已全數支付。吾等已依賴恒基地產集團及恒基發展集團，以及彼等之中國法律顧問通商律師事務所就各物業權益之業權及恒基地產及恒基發展於各物業權益所擁有之權益提供之意見。吾等參照中國法律意見編製估值，基準為假設恒基地產及恒基發展於整段獲出讓之尚未屆滿年期內擁有各物業權益之可強制執行業權，並擁有自由且不受干擾之權利，可使用、佔用或轉讓各物業權益。

出售物業權益之稅項負債包括香港物業權益之利得稅；中國物業權益之銷售稅、印花稅、土地增值稅及國家所得稅及企業所得稅(如有)；以及美國物業權益之聯邦所得稅及國家所得稅。恒基地產集團及恒基發展集團告知(i)就(A)部份1.1及2.1分節之物業權益、(B)部份1.1.1、2.3.1、3.1.1及4.1.1分節之物業權益，以及(A)部份2.3分節中238號及240號物業權益之情況而言，倘該等物業以估值金額出售，將產生恒基地產集團及恒及發展集團分別應佔之潛在稅項負債估計分別約港幣1,358,300,000元及港幣388,100,000元；(ii)就物業估值中其他物業權益而言，倘該等物業以估值金額出售，將產生恒基地產集團及恒基發展集團應佔之潛在稅項負債估計分別約為港幣2,433,800,000元及港幣256,900,000元。由於(A)部份1.1及2.1分節和(B)部份1.1.1、2.3.1、3.1.1及4.1.1分節之物業權益為持有待售，故因應銷售情況，上文(i)所指之負債有可能實現；(A)部份2.3分節內238號及240號物業權益已訂約出售，而該負債中分別約港幣74,100,000元及港幣60,100,000元之金額將會因結轉恒基地產集團及恒基發展集團附屬公司過往期間之稅項虧損而被抵銷。就上文(ii)所述物業權益而言，由於恒基地產集團及恒基發展集團暫無計劃出售該等物業權益，故上文(ii)所述負債實現之可能性不大。上述金額屬指示性用途，乃根據最後實際可行日期之現行規例及可得資料計算。

吾等之估值並無考慮物業權益所附帶之任何抵押、按揭或債項，以及出售成交時或須承擔之任何開支或稅項。除另有說明外，吾等假定物業權益概不附帶任何可影響其價值之繁重負擔、限制及支銷。

下文載列摘錄自物業估值報告之估值函件及概要，該函件及概要僅供載入本文件而編製，乃有關戴德梁行就恒基地產及其附屬公司(包括恒基發展及其附屬公司)，以及恒基地產及恒基發展之聯營公司於香港、中國及美國之物業權益於二零零五年十月三十一日之估值，並載有其估值基準：


DTZ Debenham Tie Leung
戴德梁行
國際物業顧問

香港
中環
康樂廣場1號
怡和大廈
10樓

敬啟者：

茲遵照 閣下之指示，對恒基兆業地產有限公司(「恒基地產」)、其附屬公司及其聯營公司(以下統稱「恒基地產集團」)、恒基兆業發展有限公司(「恒基發展」)或其附屬公司及其聯營公司(以下統稱「恒基發展集團」)持有隨附估值概要所載之香港、中華人民共和國(「中國」)及美利堅合眾國(「美國」)物業進行估值。吾等證實曾作出有關查詢，並蒐集吾等認為必需之進一步資料，以便向 閣下呈報吾等對該等物業權益於二零零五年十月三十一日(「估值日」)之價值之意見。

就有關物業權益進行估值時，吾等已遵守香港聯合交易所有限公司上市規則第十二項應用指引，以及香港測量師學會頒佈之《物業估值準則》所載規定。

吾等對各項物業權益之估值乃指其市值，所謂市值，乃根據香港測量師學會之《物業估值準則》所下定義而言，為「在進行適當推銷後，自願買方及自願賣方基於公平原則，在知情、審慎及不受脅逼之情況下於估值日期買賣一項物業之估計款額。」

恒基地產董事認為，重估上述為數港幣502,300,000元之物業權益，將不會導致恒基地產經調整有形資產淨值約港幣104,049,100,000元出現重大變動。於上文「香港物業權益之詳情」之「租約」項下之物業權益並無商業價值。上文(a)段「香港物業權益之詳情」之「私人協商批地」項下之物業權益，以及(b)段「中國物業權益之詳情」項下之物業權益，在用途及轉讓方面均受到限制，故均不可於市場上自由轉讓。

(4) 此乃回撥恒基地產集團於二零零五年六月三十日應佔之遞延稅務負擔港幣4,040,859,000元(根據香港會計準則詮釋第21號重估物業而提取撥備)，以及倘若恒基地產集團之物業權益以重估金額出售，恒基地產集團應佔潛在稅務負擔之撥備港幣3,687,956,000元。

(5) 分佔上市聯營公司於二零零五年十月三十一日之權益包括上文附註(2)、(3)及(4)所述就重估盈餘及稅務各自之調整。

(6) 恒基地產經調整有形資產淨值報表並不計及因根據採納於二零零五年一月一日開始或之後之會計期間生效之新及經修訂香港財務報告準則及香港會計準則(惟不包括香港財務報告準則第3號「業務合併」(適用於協議日期為二零零五年一月一日或之後之業務合併)、香港會計準則第40號「投資物業」、香港會計準則詮釋第21號及香港詮釋第1號(彼等於編製恒基地產集團截至二零零五年六月三十日止年度之綜合財務報表時已被採納))而更改會計政策所導致之調整。在該等新香港財務報告準則及香港會計準則中，只有香港會計準則第16號「物業、房屋及設備」、香港會計準則第17號「租賃」及香港詮釋第2號「適合酒店物業之會計政策」(如採納)會對恒基地產集團之資產淨值構成重大影響。然而，因採納該等新香港財務報告準則及香港會計準則而造成之影響，會因重估彼等受影響之物業權益至二零零五年十月三十一日之市值而被抵銷。就任何其他新香港財務報告準則及香港會計準則而言，彼等之影響力(如有)將少於恒基地產集團之經調整有形資產淨值之0.5%。因此，恒基地產董事認為，即使採納該等新香港財務報告準則及香港會計準則，所需作出之調整均不會對恒基地產經調整有形資產淨值構成任何重大影響。

根據收購守則第11.1(f)條之規定進行估值。為數約港幣23,281,731,000元之淨盈餘乃於扣除(i)恒基地產集團於二零零五年六月三十日之賬冊所記錄有關投資物業之賬面值、(ii)恒基地產集團於二零零五年十月三十一日之賬冊所記錄有關待發展物業、發展中物業及待出售之建成物業之賬面值；以及(iii)淨盈餘之少數股東權益後得出。

根據本文件附錄三所載戴德梁行之物業估值報告，該報告中之若干恒基地產集團物業權益(即第237、242、243、244、248、255及260號物業權益)並無商業價值，此乃由於直至二零零五年十月三十一日並未取得其各自之國有土地使用證。戴德梁行已假設經已取得國有土地使用證而對該等物業進行估值。淨盈餘約港幣997,000元(已於上述報表計及)乃於扣除恒基地產集團於二零零五年十月三十一日之賬冊所記錄有關該等物業之賬面值後得出。

閣下務須留意本文件附錄三所載戴德梁行之物業估值報告。

(3) 香港中華煤氣集團持有之以下所有物業權益，並未納入戴德梁行所編製之物業估值報告內：

		於二零零五年十月三十一日在香港中華煤氣集團賬冊內所載之賬面值
(a) 香港物業權益之詳情		港幣百萬元
租約		
調壓站/檢管站		無
客戶中心		無
其他(包括工程、貨倉庫及煤氣管道鋪設、閥室等)		無
私人協商批地		
調壓站/檢管站		115.6
煤氣鼓		14.0
隧道入口		18.7
	小計：	148.3
(b) 中國物業權益之詳情		
水務廠房及氣體生產廠房		282.8
泵房、調壓站、檢管站、瓶組站及貨倉庫		12.4
辦公室		38.6
客戶中心及其他		20.2
	小計：	354.0
	合共：	502.3

6. 恒基地產經調整有形資產淨值報表

以下為恒基地產經調整有形資產淨值報表，此乃按恒基地產有形資產淨值編製，並作以下調整：

	港幣千元
於二零零五年六月三十日之恒基地產有形資產淨值(附註1)	65,851,572
調整：	
重估恒基地產集團於二零零五年十月三十一日應佔之物業權益而產生之淨盈餘(附註2及3)，扣除稅項調整(附註4)	23,634,634
於二零零五年十月三十一日應佔未變現證券投資額之淨虧損	(2,802)
恒基中國集團有限公司私有化之收益	777,595
應佔恒基數碼私有化之撥備	(122,548)
於二零零五年十二月六日支付末期股息每股恒基地產股份港幣0.60元	(1,088,748)
恒基地產集團應佔上市聯營公司之市值，較分佔該等上市聯營公司於二零零五年十月三十一日之權益多出之數額(附註5)	14,999,417
恒基地產經調整有形資產淨值	104,049,120
	港幣
每股恒基地產股份之恒基地產經調整有形資產淨值(按於最後實際可行日期之1,814,580,000股已發行恒基地產股份計算)	57.34

附註：

(1) 恒基地產有形資產淨值乃從恒基地產集團於截至二零零五年六月三十日止年度之年報所述之經審核綜合資產淨值港幣66,698,980,000元中，扣除商譽港幣1,153,210,000元後，並計及該等商譽之少數股東權益港幣305,802,000元後得出。

(2) 除附註(3)所述者外，戴德梁行已就恒基地產集團及聯營公司(恒基地產集團直接或間接擁有該等聯營公司各自之30%或以上投票權)於二零零五年十月三十一日持有之所有物業權益

於二零零五年十月三十一日，恒基地產集團為置業人士向財務機構提供之擔保，以及向銀行提供之擔保(作為聯營公司及共同控制實體之銀行融資之抵押)分別為港幣147,000,000元及港幣2,058,000,000元。此外，履約保證(涉及到期及適當償還若干附屬公司債項)之或然負債為港幣73,000,000元。

於二零零五年十月三十一日營業時間結束時，除本「債務」一節所披露者外及除恒基地產集團之日常業務範圍內之集團內公司間之負債及應付之正常貿易賬款外，恒基地產集團並無任何未償還按揭、抵押、債券、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

就上述債務聲明而言，以外幣為單位之款額，已按二零零五年十月三十一日辦公時間結束時之概約滙率換算為港幣。恒基地產董事已確認，自二零零五年十月三十一日以來，恒基地產之債務及或然負債狀況並無重大轉變。

5. 重大變動

自二零零五年六月三十日(恒基地產集團編製最近經審核綜合財務報表之結算日)以來，恒基地產集團之財務狀況或營業狀況或前景概無任何重大變動。

3. 股本

恒基地產於最後實際可行日期之法定及已發行股本如下：

	恒基地產股份數目	面值
	千股	港幣千元
法定股本	2,600,000	5,200,000
已發行及繳足股本	1,814,580	3,629,160

由二零零五年六月三十日至最後實際可行日期止期間，恒基地產股本並無任何變動。

每股恒基地產股份於各方面，包括股息、投票及資本均享有同等權益。

於最後實際可行期，已贖回本金總額為港幣5,561,300,000元之恒基地產可換股票據，餘下本金總額為港幣188,700,000元之未行使恒基地產可換股票據，且並無再有恒基地產可換股票據被轉換為恒基地產股份。

除該等恒基地產股份及恒基地產可換股票據外，恒基地產並無任何認股權證、股份認購權、可換股證券或其他已發行證券。恒基地產並無受任何認股權證、股份認購權或換股權所規限之未發行恒基地產股份或恒基地產借貸資本，而恒基地產並無已有條件或無條件同意使未發行恒基地產股份或恒基地產借貸資本受任何認股權證、股份認購權或換股權所規限。

4. 債務

於二零零五年十月三十一日（就本債務聲明而言，即本文件付印前之最後實際可行日期）辦公時間結束時，恒基地產集團之未償還借款約為港幣19,569,000,000元，包括銀行貸款約港幣17,198,000,000元、銀行透支約港幣109,000,000元、仍未行使之恒基地產可換股票據（本金總額為港幣188,700,000元）、融資租約承擔約港幣1,000,000元，以及應付恒基地產一家同系附屬公司之其他借款港幣2,072,000,000元。恒基地產集團之銀行借款約為港幣234,000,000元，乃以恒基地產集團之收費高速公路經營權（賬面淨值為港幣550,000,000元）作抵押，而銀行存款約港幣20,000,000元已予抵押。

主要共同控制公司
二零零五年六月三十日

除特別註明外，所有主要共同控制公司均在香港註冊及經營，其有關資料如下：－

	權益擁有之百分比		
	恒基地產	附屬公司	主要業務
北京燕莎友誼商城有限公司（中國成立及經營業務）	—	50	零售
Billion Ventures Limited （英屬處女群島註冊及經營業務）	—	50	控股投資
卓群有限公司	—	50	物業發展
Central Waterfront Property Investment Holdings Limited （英屬處女群島註冊及經營業務）	—	50	控股投資
日威發展有限公司	—	25	物業投資
裕運（香港）有限公司	—	50	控股投資
喜加利投資有限公司	—	50	物業發展
翠玉地產資源有限公司	—	25	物業發展
嘉樂威有限公司	—	24.59	財務
利盈發展有限公司	50	—	物業發展
NSW (Holdings) Limited（英屬處女群島註冊及經營業務）	—	50	控股投資
Newfoundworld Holdings Limited	—	20	物業發展
中恩發展有限公司	—	50	物業發展
磐年企業有限公司	—	50	物業發展
佑昌有限公司	—	50	物業發展
Pure Jade Limited	—	20	物業發展
天暉有限公司	—	50	物業發展
旋高發展有限公司	—	50	物業發展
富邦物業管理有限公司	—	50	物業管理
溢匯國際有限公司	—	50	物業發展

以上為恒基地產董事局認為對恒基地產集團損益計算表或資產有重要影響之主要共同控制公司。

主要聯營公司

二零零五年六月三十日

除特別註明外，所有主要聯營公司均在香港註冊及經營，其有關資料如下：－

	權益擁有之百分比		
	恒基地產	附屬公司	主要業務
上市公司			
香港中華煤氣	—	37.15	煤氣服務
香港小輪	—	31.33	物業發展及投資
美麗華	—	44.21	酒店經營
非上市公司			
Best Homes Limited	40	—	物業發展
Booneville Company Limited	50	—	酒樓服務
威永投資有限公司	—	50	控股投資
豐收發展有限公司	—	50	物業發展
隆業發展有限公司	—	50	物業發展
忠港發展有限公司	—	50	物業投資
名達置業有限公司	—	50	物業發展
寶麟發展有限公司	—	50	控股投資
Quickcentre Properties Limited（英屬處女群島註冊及經營業務）	—	50	控股投資
上海恒昌置業發展有限公司（中國成立及經營業務）	—	49	物業發展
Shinning Worldwide Limited（英屬處女群島註冊及經營業務）	—	45	控股投資
星際發展有限公司	—	33.33	物業投資
悦欣置業有限公司	—	20	物業投資
三暢有限公司	—	33.33	控股投資
富盟投資有限公司	33.33	—	控股投資
2OK Company Limited	—	50	財務

以上為恒基地產董事局認為對恒基地產集團損益計算表或資產有重要影響之主要聯營公司。

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(丑) 資訊科技				
* 捷星科技有限公司	2	1	—	100
* 智慧居有限公司	2	1	—	100
* 恒基數據庫有限公司	2	1	—	100
* 名氣佳網上業務有限公司	2	1	—	100

* 畢馬威會計師事務所審核之公司
** 無投票權遞延股份
+ A股
++ B股
+++ 優先股

@ 此乃應佔附屬公司之溢利百分比。
¥ 中外合資經營企業。
^ 中外合作經營企業。
~ 外資企業。

以上為恒基地產董事局認為對恒基地產集團損益計算表或資產有重要影響之主要附屬公司。

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(壬) 專業服務及其他				
* 恒地會有限公司	2	1	100	—
宏力保安服務有限公司	10,000	1	—	100
宏力保安服務有限公司	400+++	1	—	25
(癸) 管理及代理服務				
* 恒基(中國)地產代理有限公司	2	1	—	100
恒基物業代理有限公司	200,000	1	—	100
* 恒基兆業地產代理有限公司	2	100	100	—
(子) 基建				
(i) 香港註冊及經營業務				
* 百城實業有限公司	2	1	—	100

	已發行/實繳註冊股本	權益擁有之百分比	
		恒基地產	附屬公司
(ii) 中國成立及經營業務			
中外合資經營企業			
杭州恒基錢江三橋有限公司	人民幣200,000,000	—	55.69
中外合作經營企業			
馬鞍山環通公路發展有限公司	人民幣99,450,000	—	49
寧波唯達公路發展有限公司	人民幣96,000,000	—	39
寧波智領公路發展有限公司	人民幣56,000,000	—	39
寧波盈輝公路發展有限公司	人民幣88,000,000	—	39
天津萬橋工程發展有限公司	人民幣20,000,000	—	70
天津津寧路橋建設發展有限公司	人民幣23,680,000	—	70

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(iii) 英屬處女群島註冊，在香港經營業務				
Hinlon Limited	1	美元1	—	100
Jetsome Limited	1	美元1	—	100
Midlink Limited	1	美元1	—	100
(iv) 開曼群島註冊，在香港經營業務				
* 恒基數碼科技有限公司	5,000,000,000	0.1	—	66.85
(v) 新加坡註冊，在中國經營業務				
新誠集團有限公司	1,200,000	新加坡元1	—	66
(vi) 百慕達註冊，在中國經營業務				
* Henderson China Holdings Limited	497,776,205	1	—	65.32
(vii) 香港註冊，在中國經營業務				
* 恒新石業有限公司	10,000	1	64	—
* 興輝置業有限公司	10,000	1	—	60
* 宏祺發展有限公司	2	1	—	100
* 兆誠國際有限公司	100	1	—	75
(庚) 零售				
千色店有限公司	2	1	—	100
(辛) 酒店及服務式住宅管理及經營				
金鷹管理有限公司	2	1	—	100
* 喜得置業有限公司	1,000	100	100	—
恒基兆業發展酒店管理有限公司	2	1	—	100
香港麗東酒店有限公司	2	1	—	100
九龍麗東酒店有限公司	2	1	—	100
麗東軒(北角)有限公司	2	1	100	—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
迪斯利置業有限公司	1,000**	1	—	100
鑑良發展有限公司	2	1	—	100
Graf Investment Limited	2	1	—	100
Graf Investment Limited	2**	100	—	100
* 恒基(中國)投資有限公司	2	1	—	100
* 恒基(中國)投資有限公司	2**	1	—	100
恒基發展	2,817,327,395	0.20	—	73.48
* 恒中陽光投資有限公司	10,000,000	1	—	70
年達發展有限公司	10,000	1	85	—
Macrostar Investment Limited	2	1	—	100
* 敏鵬有限公司	2	1	—	100
Medley Investment Limited	2	1	—	100
Medley Investment Limited	2**	100	—	100
Mount Sherpa Limited	2	1	—	100
Mount Sherpa Limited	2**	10	—	100
隆添發展有限公司	2	1	—	80
Paillard Investment Limited	2	1	—	100
Paillard Investment Limited	2**	100	—	100
兆堅建業有限公司	1,500	1	—	100
兆堅建業有限公司	150,000**	100	—	100
利耀發展有限公司	2	1	—	100
Wiselin Investment Limited	2	1	—	100

(ii) 英屬處女群島註冊及經營業務

* Citimax Investment Limited	1	美元1	—	100
Felix Technology Limited	1	美元1	—	100
Higgins Holdings Limited	1	美元1	—	100
Kingsview International Limited	1	美元1	—	100
* Konet Investment Limited	2	美元1	—	100
Multiglade Holdings Limited	1	美元1	—	100
Newspeed Technology Limited	1	美元1	—	100
Podar Limited	1	美元1	—	100
Rejoice Investments Limited	1	美元1	—	100
* Spaceworld Limited	2	美元1	—	100
St. Helena Holdings Co. Limited	3	美元1	—	100
* Superweb Limited	1	美元1	—	100
Threadwell Limited	1	美元1	—	100
Topgoal Limited	1	美元1	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(戊) 物業管理				
(i) 香港註冊及經營業務				
比華利山(物業管理)有限公司	2	1	—	100
粉嶺中心(管理)有限公司	2	1	—	100
花都廣場管理有限公司	10	1	—	60
冠威發展物業管理有限公司 (前稱Henderson Investment Credit (2001) Limited)	2	1	—	100
冠威管理有限公司	2	1	—	100
恒鞍物業管理有限公司	2	1	—	100
恒益物業管理有限公司	100,000	100	100	—
新都城管理有限公司	2	1	—	100
港灣豪庭管理有限公司	2	1	—	100
上水中心管理有限公司	2	1	—	100
新港城物業管理有限公司	2	1	—	100
偉邦物業管理有限公司	2	1	100	—
(ii) 香港註冊，在中國經營業務				
* 恒盛(中國)物業管理有限公司	2	1	—	100

	已發行／實繳註冊股本	權益擁有之百分比	
		恒基地產	附屬公司
(iii) 中國成立及經營業務			
¥*北京恒華物業管理有限公司	美元700,000	—	75
~*廣東恒寶物業管理有限公司	人民幣1,000,000	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(己) 控股投資				
(i) 香港註冊及經營業務				
仁嘉發展有限公司	2	1	—	100
祥貴發展有限公司	2	1	—	100
中國投資集團有限公司	300,000	1,000	—	64.06
兆權發展有限公司	2	1	100	—
迪斯利置業有限公司	2	1	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(丙) 財務				
* 中國物業財務有限公司	2	1	—	100
景翠發展有限公司	1,000	1	—	100
豪駿國際財務有限公司	10	1	—	60
* 數碼財務有限公司	2	1	—	100
* 恒基數碼財務有限公司	2	1	—	100
* 恒基(中國)財務有限公司	10,000	1	—	100
恒基國際財務有限公司	250,000	100	100	—
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Credit (2004) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Credit (2004) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
恒基兆業地產財務有限公司	2	1	100	—
* 恒基地產財務有限公司	2	1	100	—
* Henson International Finance Limited (開曼群島註冊及經營業務)	1	美元1	100	—
* Hiram Assets Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
寶遠財務有限公司	2	1	100	—
威力高國際有限公司	2	1	—	100
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	2	美元1	100	—
West Chelsea Holdings Co. Limited (英屬處女群島註冊及經營業務)	126,677,935+++	美元1	100	—
(丁) 建築				
裕民建築有限公司	350,000	100	100	—
恒麗建築有限公司	2	1	100	—
恒順建築有限公司	2	1	100	—
恒達建築有限公司	2	100	100	—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
大城市有限公司	3,000,000	1	—	100
日冠發展有限公司	2	1	—	100
* 戴寶置業有限公司	2	1	100	—
廸加置業有限公司	2	1	—	100
廸加置業有限公司	2**	1	—	100
* 地隆置業有限公司	2	100	100	—
* 迪蠶傑置業有限公司	2	1	—	100
* 迪蠶傑置業有限公司	2**	1	—	100
* 怡勝發展有限公司	2	1	100	—
怡福發展有限公司	2	1	—	100
怡運發展有限公司	2	1	—	100
新福有限公司	2	1	—	100
* 發偉發展有限公司	2	1	—	100
* 啟景投資有限公司	1	1	—	100
旺偉發展有限公司	1,000	1	—	100
* 福迪有限公司	2	1	—	100
* 景寶發展有限公司	1,000	1	—	100
景協發展有限公司	2	1	—	100
真利多投資有限公司	2	1	—	100
旺冠發展有限公司	1,000	1	—	100
金龍建業有限公司	12,200	100	—	100
夏爽有限公司	1,000	1	100	—
鴻順置業有限公司	20,000	100	—	100
依時威置業有限公司	2	1	—	100
捷高置業有限公司	2	1	—	100
* 朗富發展有限公司	1,000	1	—	100
樂晶發展有限公司	2	1	100	—
* 萬球有限公司	2	1	—	100
* 名士威有限公司	2	1	—	100
貫天置業有限公司	10,000	1	—	100
昌明科技有限公司	10,000	1	—	100
* 和標有限公司	2	1	—	100
德運發展有限公司	1,000	1	—	100
希祿發展有限公司	10,000	1	—	100
Vansittart Investment Limited	2	1	—	100
* 偉城企業有限公司	2	1	—	100
* 年加發展有限公司	1,000	1	—	100
* 榮彩發展有限公司	2	1	100	—
統怡發展有限公司	2	1	100	—

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
東鵬發展有限公司	10,000	1	100	—
威望發展有限公司	100	1	—	60
香港薈萃有限公司	10,000,000	1	—	100

	已發行／實繳 註冊股本	權益擁有之百分比 恒基地產	 附屬公司
(ii) 中國成立及經營業務			
^ 北京高億房地產開發有限公司	美元12,000,000	—	100@
^* 北京恒兆置業有限公司	人民幣655,000,000	—	100@
~* 寶享房地產(深圳)有限公司	美元9,560,000	—	100
^* 東莞恒駿廣場開發有限公司	港元15,429,190	—	70@
^* 廣州芳村恒基房地產發展有限公司	人民幣211,650,140	—	100@
~* 裕年發展置業(上海)有限公司	美元12,000,000	—	100
^ 廣東嘉星房地產有限公司	港元148,845,677	—	100@
^* 廣州市廣安房產發展有限公司	美元17,947,550	—	62@
^* 廣州廣恒房產發展有限公司	美元17,000,000	—	72@
^* 廣州廣南房產發展有限公司	人民幣125,969,120	—	68.40@
^* 廣州市恒果房地產開發有限公司	港元272,670,000	—	80
^* 廣州建恒房地產發展有限公司	美元17,000,000	—	100@
^* 廣州捷駿房地產開發有限公司	港元310,000,000	—	100@
^* 廣州捷通房地產開發有限公司	港元184,000,000	—	95@
~* 中光發展置業(上海)有限公司	美元12,000,000	—	100
~* 仲合房地產(深圳)有限公司	美元4,360,000	—	100
~* 捷升發展置業(上海)有限公司	美元12,000,000	—	100
¥* 上海興輝置業有限公司	美元27,000,000	—	100
¥* 上海恒成置業發展有限公司	美元33,340,000	—	85

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(乙) 物業投資				
* 建巧投資有限公司	2	1	—	100
* 實冠置業有限公司	2	1	—	100
* 波雅置業有限公司	2	100	—	100
* 波雅置業有限公司	1,000**	100	—	100
* 威發置業有限公司	1,000	1	—	100
世欣發展有限公司	2	1	—	100
* 財峯有限公司	10,000	1	72.80	—
* 財峯有限公司	10,000**	1	72.80	—
* 永順利發展有限公司	1,000	1	—	100

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
* 業萬發展有限公司	2	1	—	100
* 新置發展有限公司	1,000	1	—	100
新基業發展有限公司	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* 安豐發展有限公司	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* 百龍發展有限公司	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
達萬發展有限公司	2	1	—	100
* 威統發展有限公司	2	1	—	100
利鋒發展有限公司	1,000	1	—	100
* 鈎利置業有限公司	10,000	100	100	—
利先置業有限公司	4	100	—	75
* 裕時發展有限公司	2	1	—	100
裕銀發展有限公司	2	1	—	100
Rightlane Investment Limited	2	1	100	—
可越發展有限公司	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
增光置業有限公司	1,000	1	—	100
真星置業有限公司	10,000	1	100	—
* 崇景建業有限公司	2+	1	100	—
* 崇景建業有限公司	20,000**	100	100	—
* 崇景建業有限公司	2++	1	—	—
* 傑耀發展有限公司	100	1	—	100
傑運發展有限公司	10,000	1	—	100
* 俊光發展有限公司	2	1	—	100
順盛企業有限公司	10,000	1	—	100
捷誠置業有限公司	10,000	1	100	—
星飛有限公司	2	1	—	100
成冠發展有限公司	2	1	—	100
* 成霸發展有限公司	2	1	—	100
* 明崇發展有限公司	2	1	—	100
* 敦匯發展有限公司	2	1	—	100
* 添永發展有限公司	10	1	—	80
時庫投資有限公司	2	1	—	100
* 達泰發展有限公司	2	1	—	100
統樂發展有限公司	10,000	1	100	—
名堡置業有限公司	100	1	—	100
* 上昌發展有限公司	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
凱督投資有限公司	4	1	—	100
成傑發展有限公司	2	1	—	100
Vignette Investment Limited	2	1	—	100
* 達添發展有限公司	1,000	1	—	90.10

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
溢至投資有限公司	2	1	—	100
盈基發展有限公司	1,000	1	—	75
* 佳偉發展有限公司	10,000	1	—	100
* 富萬發展有限公司	2	1	—	100
加隆置業有限公司	20,000	100	—	100
彩和發展有限公司	10,000	1	100	—
彩霸發展有限公司	1,000	1	—	100
Gesund Investment Company Limited	2	100	—	100
威發隆發展有限公司	3,000,000	1	—	100
* 卓昇發展有限公司	2	1	—	100
康裕企業有限公司	10,000	1	—	100
廣敏發展有限公司	10,000	1	100	—
* 旺泰發展有限公司	2	1	100	—
宏爵發展有限公司	2	1	—	100
* 利達高發展有限公司	2	1	—	100
* 喜田地產有限公司	100	1	—	80
* 顯萬發展有限公司	2	1	—	100
* 康翠發展有限公司	100+	1	100	—
* 康翠發展有限公司	2++	1	—	—
仲世投資有限公司	2	1	—	100
祖利任有限公司	2	1	—	100
啟迪實業有限公司	2	1	—	100
顯新發展有限公司	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* 啓謙投資有限公司	10,000	1	—	100
* 廣基置業有限公司	2	1	100	—
* 廣基置業有限公司	10,000**	100	100	—
隆暉發展有限公司	1,000	1	—	100
朗穎發展有限公司	2	1	—	100
禮通投資有限公司	100	1	—	100
* 朗捷發展有限公司	1,000	1	—	100
朗安發展有限公司	1,000	1	—	100
運金發展有限公司	2	1	—	100
* 利萬發展有限公司	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
銘才發展有限公司	1,000	1	—	100
敏寶發展有限公司	2	1	—	100
* 萬和建業有限公司	30,000	100	100	—
萬財發展有限公司	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* 敬新有限公司	2	1	100	—
萬里發展有限公司	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
納滿置業有限公司	2	1	100	—

主要附屬公司

二零零五年六月三十日

除特別註明外，所有主要附屬公司皆在香港註冊及經營，其有關資料如下：－

	已發行股本資料		股權擁有百分比	
	普通股股數	票面值 港元	恒基地產	附屬公司
(甲) 物業發展				
(i) 香港註冊及經營業務				
Avion Investment Limited	3,000,000	1	100	—
寶雅置業有限公司	500	100	100	—
益利發展有限公司	2	1	—	100
億雄發展有限公司	2	1	—	100
敦鴻發展有限公司	10,000	1	100	—
波加置業有限公司	20,000	100	—	100
* 明貿發展有限公司	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* 勝凱發展有限公司	2	1	—	100
* 卓鴻發展有限公司	1	1	—	100
展寶發展有限公司	2	1	—	100
綽邦發展有限公司	2	1	—	100
* 豐永發展有限公司	2	1	—	100
鉅添發展有限公司	2	1	—	100
冠津有限公司	100	1	—	80
* 泰麟國際有限公司	2	1	—	100
好達置業有限公司	2	1	—	100
* Dili Investment Limited	500	100	100	—
* 龍彩發展有限公司	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
順環有限公司	2	1	—	100
怡穎發展有限公司	2	1	—	100
* 依智利置業有限公司	100,000	100	100	—
* 凱峯企業有限公司	500+	100	100	—
* 凱峯企業有限公司	2++	100	—	—
輝協發展有限公司	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
豐樂發展有限公司	2	1	—	100
* 豐傑發展有限公司	2	1	100	—
福霸發展有限公司	10,000	1	100	—
福捷發展有限公司	1,000	1	—	100
利年發展有限公司	2	1	—	100

四十四最終控股公司

恒基地產董事局認為於二零零五年六月三十日之最終控股公司乃在香港註冊成立之恒基兆業。

四十五比較數字

由於處理投資物業和基建設施的會計決策有所變動，若干比較數字已作調整，詳情載於附註二。

另外，由於提早採用香港會計準則第四十號，若干物業的分類已有所變動。因此，以往歸類為「發展中物業」和「待發展之物業」的將作投資用途或尚未確定未來用途的可供發展物業，現歸類為「投資物業」及「發展中投資物業」。此外，若干物業重新分類為「自用發展中物業」及「待出售之待發展／發展中物業」，以更理想地反映恒基地產集團所持物業之用途。比較數字已重新分類，以符合本年度的列報方式。

四十二高級管理人員酬金

五名最高薪僱員，其中四名(2004年：四名)為恒基地產董事，其酬金已披露在附註四十一內。其餘一位(2004年：一位)之酬金如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
薪金及其他酬金	3,363	3,243
酌定花紅	3,500	2,000
退休金供款	187	180
	7,050	5,423

四十三結算日後事項

(甲) 把恒基中國集團有限公司(「恒基中國」)私有化

恒基地產和附屬公司恒基中國於二零零五年八月十二日發出聯合公佈，恒基地產以協議安排方式，通過註銷和取消恒基中國股份，把恒基中國私有化，註銷價為每股港幣8元。恒基中國的股份於二零零五年八月十五日起撤銷在香港聯合交易所上市，恒基中國私有化後成為恒基地產的全資擁有附屬公司。

恒基地產為私有化支付的註銷價約為港幣13.81億元。私有化後，恒基地產佔恒基中國的資產淨值的權益超過購入成本總額約港幣7.79億元。採用了香港財務報告準則第三號「業務合併」後，該項金額將直接在截至二零零六年六月三十日止年度的綜合損益計算表內確認。

(乙) 提出把恒基數碼科技有限公司(「恒基數碼科技」)私有化

恒基地產於二零零五年八月十六日與附屬公司恒基發展及恒基數碼科技，以及聯營公司香港中華煤氣發出聯合公佈，提出通過註銷和取消恒基數碼科技的股份，由恒基發展和香港中華煤氣把恒基數碼科技私有化，註銷價為每股港幣0.42元。

恒基發展應付的註銷價估計為港幣2.53億元。提出的恒基數碼科技私有化生效後，恒基發展於恒基數碼科技的股本權益將增至78.69%。

四十－董事酬金

公司董事酬金如下：

	董事袍金 港幣千元	基本薪金、其他津貼及酬金 港幣千元	酌定花紅 港幣千元	退休金供款 港幣千元	2005 總計 港幣千元	2004 總計 港幣千元
執行董事						
李兆基	110	2,786	–	–	2,896	3,385
李家傑	110	4,074	–	–	4,184	4,453
林高演	110	4,112	10,880	207	15,309	10,353
李家誠	110	3,590	–	115	3,815	3,184
李鏡禹	90	2,551	–	142	2,783	2,595
馮李煥琼	50	5,049	1,970	187	7,256	8,174
梁昇	70	3,807	4,300	211	8,388	7,993
劉壬泉	70	–	–	–	70	70
李寧	70	2,821	–	99	2,990	2,884
郭炳濠	90	2,935	–	163	3,188	2,946
何永勳	90	2,479	1,970	138	4,677	4,302
葉盈枝	70	4,018	7,000	223	11,311	9,715
孫國林	70	3,264	2,500	181	6,015	4,363
獨立非執行董事						
鄺志強	90	610	–	–	700	–
高秉強	90	510	–	–	600	–
胡經昌	70	215	–	–	285	–
吳樹熾（辭世）	90	305	–	–	395	–
非執行董事						
羅德丞	50	–	–	–	50	50
胡寶星	70	–	–	–	70	70
李達民	70	–	–	–	70	70
梁希文	70	530	–	–	600	220
李王佩玲	50	100	–	–	150	150
簡福飴	70	1,000	–	–	1,070	1,070
梁雲生	–	–	–	–	–	–
胡家驃	20	80	–	–	100	100
總計	1,850	44,836	28,620	1,666	76,972	66,147

恒基地產集團於本年度及上年度並無任何董事放棄或同意放棄任何酬金的安排。

另外，恒基地產集團於二零零四年三月三十日與一關連公司簽定租賃合約以租用集團旗下一投資物業單位，每月租金按承租租戶每月銷售額8%計算，根據所簽定之租賃合約，該關連公司可享用由二零零四年四月一日至二零零四年九月三十日之免租期。本年度內及於二零零五年六月三十日與該關連公司之租金收入及應收租金總數為港幣636,000元(註3)。

註：

(1) 貸款安排費用、利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息或優惠利率計算。

(2) 此等交易為代付成本加上若干百份比之服務費用。

(3) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(4) 於二零零五年六月三十日，同母系附屬公司之借款已列於資產負債表中，而應收／應付聯營公司及共同控制公司已分別列於附註十六及十七中。

(丁) 與恒基地產董事所控制之公司之交易

恒基地產董事李家傑先生透過其所控制或擁有之公司在恒基地產或恒基地產集團之若干附屬公司及聯營公司擁有個別之權益，而恒基地產集團則透過這些附屬公司及聯營公司持有若干在中國發展項目之權益。李先生透過其所控制或擁有之公司根據其於這些附屬公司及聯營公司之股本權益百分比以墊款方式向這些公司提供融資。於二零零五年六月三十日李先生透過其所控制或擁有之公司，向這些附屬公司及聯營公司墊支款項總額分別為港幣472,128,000元(2004年－港幣470,464,000元)及港幣537,055,000元(2004年－港幣586,821,000元)，全部均無抵押。截至二零零四年六月三十日止年度及二零零五年六月三十日止年度內，這些附屬公司及聯營公司並無就上述安排向李先生所控制或擁有之公司支付利息。

四十　關連人士的重大交易

(甲) 同母系附屬公司交易

恒基地產集團與其同母系附屬公司之重大交易如下：－

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
其他利息支出（註1）	12,057	18,643
貸款安排費用（註1）	－	14,217
大廈管理服務費收入（註3）	－	32,070
租務佣金收入（註3）	916	16,150

(乙) 與聯營公司及共同控制公司交易

恒基地產集團與其聯營公司及共同控制公司之重大交易如下：－

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
其他利息收入（註1）	44,504	33,482
建築工程收入（註2）	634,477	748,062
管理費收入（註3）	20,830	30,010
專業費用收入（註3）	37,999	10,384
銷售佣金收入（註3）	149,180	3,140
租金支出（註3）	30,734	8,840

(丙) 與關連公司交易

恒基地產集團與由恒基地產集團董事管理之基金之重大交易如下：－

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
大廈管理服務費收入（註3）	23,086	4,092
租務佣金收入（註3）	14,400	7,282
銷售佣金收入（註3）	2,685	8,787
建築工程收入（註2）	－	29,394

恒基地產集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	694	2,476
一年後但五年內	48	252
	742	2,728

卅九 或然負債

於二零零五年六月三十日，恒基地產集團及恒基地產之或然負債如下：－

	恒基地產集團		恒基地產	
	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
(甲) 恒基地產及附屬公司為樓宇買家向財務公司發出之擔保	162,189	215,576	849	2,020
(乙) 恒基地產為附屬公司已使用之銀行額度向銀行發出之擔保	–	–	15,470,201	4,499,475
(丙) 恒基地產為一間聯營公司及一間共同控制公司已使用之銀行額度向銀行發出之擔保	2,241,017	2,322,385	2,241,017	2,322,385
(丁) 恒基地產向恒基地產可換股票據持有人發出之擔保	–	–	189,444	5,772,681
	2,403,206	2,537,961	17,901,511	12,596,561

(戊) 根據恒基地產與一間附屬公司於一九九六年三月十五日簽定之賠償保證契約，恒基地產願意於指定情況下承擔賠償有關該附屬公司在出售其於一九九五年十二月三十一日所持有之物業權益而引致之任何應繳之中國所得稅及中國土地增值稅(「土地增值稅」)。於二零零五年六月三十日，恒基地產有關於該附屬公司若干投資物業於二零零五年六月三十日重估所引起之或然中國所得稅及土地增值稅負債為港幣46,000,000元(2004年－港幣110,000,000元)及港幣38,000,000元(2004年－港幣38,000,000元)。

(己) 於二零零五年六月三十日，恒基地產集團就有關擔保附屬公司就應有及合適工作表現之責任而發出履約擔保書之或然負債為港幣73,090,000元(2004年－港幣32,390,000元)。

恒基地產集團根據不可解除的經營租賃在日後應收的最低租賃付款額總數如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	1,469,601	1,402,478
一年後但五年內	898,862	1,086,502
五年後	25,456	135,342
	2,393,919	2,624,322

(乙) 承租人

(1) 恒基地產集團以經營租賃租入若干物業。這些租賃一般初步為期一年至七年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。沒有任何租賃包括或然租金。

於本年度確認為經營租賃物業費用之港幣46,183,000元(2004年－港幣26,971,000元)已包括在綜合損益計算表中。

恒基地產集團根據不可解除的經營租賃在日後應付的最低租賃付款額總數如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	37,642	33,548
一年後但五年內	74,996	72,874
五年後	13,703	19,575
	126,341	125,997

(2) 恒基地產集團亦有以經營租賃租用電訊網絡設備。部份租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何租賃包括或然租金。

於本年度確認為經營租賃電訊網絡設備費用之港幣3,763,000元(2004年－港幣5,237,000元)已包括在綜合損益計算表中。

卅七 承擔項目

於二零零五年六月三十日，恒基地產集團未計提之承擔項目如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
(1) 就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	638,106	92,058
(2) 就合約責任提供資金予位於香港以外成立之附屬公司及聯營公司之承擔	1,691,279	1,764,234
(3) 已由董事批准但尚未簽約之未來發展及有關內部裝修費用	4,859,480	5,705,485
	7,188,865	7,561,777

根據結算日之資料，董事估計恒基地產集團於上述承擔項目支付日期如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
一年內	2,341,168	2,669,710
一年後但兩年內	2,664,587	2,090,280
兩年後	2,183,110	2,801,787
	7,188,865	7,561,777

卅八 重要租賃安排

於二零零五年六月三十日，恒基地產集團分別為經營租賃之出租人及承租人。恒基地產集團不可解除的經營租賃承擔如下：

(甲) **出租人**

恒基地產集團以經營租賃租出若干土地／物業。這些租賃一般初步為期一年至十年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。有關出租物業之賬面淨額已刊載於附註十四。

於本年度，確認為經營租賃收入之港幣2,096,940,000元(2004年－港幣2,017,239,000元)已包括在綜合損益計算表中。

恒基地產：

	股份溢價 港幣千元	資本贖回儲備 港幣千元	保留溢利 港幣千元	合計 港幣千元
於二零零三年七月一日	8,387,915	20,200	26,366,786	34,774,901
發行股份之溢價	2,769,595	–	–	2,769,595
發行股份之費用	(64)	–	–	(64)
本年度內批准屬於上年度之股息（附註十一(乙)）	–	–	(816,561)	(816,561)
本年度溢利	–	–	944,607	944,607
本年度已宣派及支付之股息（附註十一(甲)）	–	–	(635,103)	(635,103)
於二零零四年六月三十日	11,157,446	20,200	25,859,729	37,037,375
於二零零四年七月一日	11,157,446	20,200	25,859,729	37,037,375
本年度內批准屬於上年度之股息（附註十一(乙)）	–	–	(998,019)	(998,019)
本年度溢利	–	–	865,053	865,053
本年度已宣派及支付之股息（附註十一(甲)）	–	–	(725,832)	(725,832)
於二零零五年六月三十日	11,157,446	20,200	25,000,931	36,178,577

股份溢價之應用是受《公司條列》第48B條所管轄。

資本贖回儲備之應用是受《公司條列》第49H條所管轄。

物業重估儲備、綜合賬項儲備及滙兑儲備之設立，將根據就透過收購附屬公司、聯營公司及共同控制公司所產生之商譽，物業重估及外幣換算所採用之會計決策(附註一)處理這些儲備。

其他儲備代表就成立於中國之公司的法定儲備。根據中國有關對於外資全資公司的條例及守則，外資全資公司在年度內需要最少撥轉按中國會計守則計算除税後溢利的10%往儲備基金，直至此儲備基金的結存達至該等公司註冊資本的50%。

卅六 可分派之儲備

於二零零五年六月三十日恒基地產可分派之儲備為港幣25,000,931,000元(2004年－港幣25,859,729,000元)。

	股份溢價	物業重估儲備重列	綜合賬項儲備	資本贖回儲備	匯兌儲備	其他儲備	保留溢利重列	合計重列
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年七月一日								
－上年度報告	11,157,446	12,439,574	1,449,315	20,200	(3,925)	3,886	32,540,800	57,607,296
－關於以下項目之前期調整：								
－投資物業	–	(11,520,049)	–	–	–	–	8,796,720	(2,723,329)
－基建設施	–	–	–	–	–	–	(29,201)	(29,201)
－期初調整前重列	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
－投資物業之期初調整（附註二(丙)）	–	–	–	–	–	–	(972,173)	(972,173)
－期初調整後重列	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	40,336,146	53,882,593
其他物業重估盈餘	–	57,550	–	–	–	–	–	57,550
投資香港以外公司之匯兌差額	–	–	–	–	7	–	–	7
撥轉至其他儲備	–	–	–	–	–	1,404	(1,404)	–
本年度內批准屬於上年度之股息（附註十一(乙)）	–	–	–	–	–	–	(998,019)	(998,019)
本年度溢利	–	–	–	–	–	–	10,853,521	10,853,521
本年度已宣派及支付之股息（附註十一(甲)）	–	–	–	–	–	–	(725,832)	(725,832)
於二零零五年六月三十日	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820
計入：								
恒基地產及附屬公司	11,157,446	293,025	1,449,315	20,200	–	5,290	42,222,691	55,147,967
聯營公司及共同控制公司	–	684,050	–	–	(3,918)	–	7,241,721	7,921,853
	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820

卅五 儲備

恒基地產集團：

	股份溢價	物業重估儲備 重列	綜合賬項儲備	資本贖回儲備	匯兑儲備	其他儲備	保留溢利 重列	合計 重列
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零三年七月一日								
－上年度報告	8,387,915	8,696,443	1,446,702	20,200	(3,815)	2,456	30,934,838	49,484,739
－關於以下項目之前期調整：								
－投資物業	–	(7,876,093)	–	–	–	–	5,685,709	(2,190,384)
－基建設施	–	–	–	–	–	–	(32,477)	(32,477)
－已重列	8,387,915	820,350	1,446,702	20,200	(3,815)	2,456	36,588,070	47,261,878
發行股份之溢價	2,769,595	–	–	–	–	–	–	2,769,595
發行股份之費用	(64)	–	–	–	–	–	–	(64)
其他物業重估盈餘	–	54,288	–	–	–	–	–	54,288
應佔聯營公司之其他物業重估盈餘	–	44,887	–	–	–	–	–	44,887
正商譽減值虧損	–	–	2,613	–	–	–	–	2,613
投資香港以外公司之匯兑差額	–	–	–	–	(110)	–	–	(110)
撥轉至其他儲備	–	–	–	–	–	1,430	(1,430)	–
本年度內批准屬於上年度之股息（附註十一(乙)）	–	–	–	–	–	–	(816,561)	(816,561)
本年度溢利	–	–	–	–	–	–	6,173,343	6,173,343
本年度已宣派及支付之股息（附註十一(甲)）	–	–	–	–	–	–	(635,103)	(635,103)
於二零零四年六月三十日	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
計入：								
恒基地產及附屬公司	11,157,446	235,475	1,449,315	20,200	–	3,886	38,056,565	50,922,887
聯營公司及共同控制公司	–	684,050	–	–	(3,925)	–	3,251,754	3,931,879
	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766

卅三 融資租賃承擔

於二零零五年六月三十日，恒基地產集團的融資租賃承擔的還款期如下：

	2005			2004		
	最低租賃付款額現值	日後期間的利息支出	最低租賃付款總額	最低租賃付款額現值	日後期間的利息支出	最低租賃付款總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一年內並已列入流動負債	114	18	132	–	–	–
一年後並已列入非流動負債						
一年後但兩年內	118	13	131	–	–	–
兩年後但五年內	298	14	312	–	–	–
	416	27	443	–	–	–
	530	45	575	–	–	–

卅四 股本

	恒基地產集團及恒基地產			
	恒基地產股份股數		票面值	
	2005	2004	2005	2004
	千計	千計	港幣千元	港幣千元
法定股本				
恒基地產股份	2,600,000	2,000,000	5,200,000	4,000,000
發行及繳足股本				
恒基地產股份				
於七月一日	1,814,580	1,722,140	3,629,160	3,444,280
發行恒基地產新股	–	92,440	–	184,880
於六月三十日	1,814,580	1,814,580	3,629,160	3,629,160

根據恒基地產於二零零四年十二月六日舉行恒基地產股東週年大會，通過普通決議案透過增加600,000,000股額外恒基地產股份（於股息方面及其他各方面均與恒基地產現有股份享有同等權利），以使恒基地產之法定股本增加至港幣5,200,000,000元。

卅一 應付賬項及應付費用

恒基地產集團應付賬項及應付費用中包括港幣340,571,000元(2004年－港幣212,866,000元)預期多於一年後支付。除此以外，所有款項預期於一年內支付。

應付貿易賬項之到期日分析如下：

	恒基地產集團		恒基地產	
	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
一個月內及按要求還款	353,405	453,807	—	—
一個月後但三個月內到期	121,949	139,579	—	—
三個月後但六個月內到期	40,607	37,539	—	—
六個月後到期	591,243	441,568	—	—
	1,107,204	1,072,493	—	—
其他應付賬項及應付費用	620,230	574,278	89,721	90,169
	1,727,434	1,646,771	89,721	90,169

卅二 有擔保可換股票據

(1) 於二零零四年二月九日，恒基地產集團之一附屬公司以票面值發行有擔保可換股票據(「票據」)之本金總額合共港幣5,750,000,000元。該等票據之息率為年利率一厘，並以半年結算一次(首次於二零零四年八月九日及其後分別於每年八月九日及二月九日)。除之前已被贖回、轉換、購買或註銷者外，持票人可選擇於二零零五年二月八日以票據本金額之92%及連同應付利息要求贖回有關票據或於二零零六年二月九日以票據本金額之82%及連同應付利息要求贖回有關票據。該等票據由恒基地產作出擔保。

(2) 持票人可於二零零四年三月九日至二零零六年一月十日期間，隨時將持有票據以初步轉換價(可予調整)每股港幣48.96元轉換為恒基地產股份。

(3) 於本年度內，港幣5,561,300,000元之票據以本金額之92%連同應付利息贖回；另並沒有票據轉換為恒基地產股份。

廿九 銀行借款、透支及其他借款

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
銀行借款及透支（附註甲）		
－有抵押	228,806	237,664
－無抵押	15,782,957	4,972,867
	16,011,763	5,210,531
其他無抵押借款（附註乙）	—	38,647
	16,011,763	5,249,178

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
（甲）銀行借款及透支償還期列報如下：		
一年內並已列入流動負債	3,097,364	1,222,733
一年後並已列入非流動負債		
一年後但兩年內	4,920,139	2,808,744
兩年後但五年內	6,744,260	1,179,054
五年後	1,250,000	—
	12,914,399	3,987,798
	16,011,763	5,210,531

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
（乙）其他無抵押借款償還期列報如下：		
一年內並已列入流動負債	—	26,320
兩年後但五年內並已列入非流動負債	—	12,327
	—	38,647

三十 租約及其他按金

恒基地產集團租約及其他按金中包括港幣195,587,000元（2004年－港幣182,343,000元）預期一年後支付。除此以外，所有款項預期於一年內支付。

廿七 應收賬項、預付費用及按金

恒基地產集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納。而樓宇貸款及其他貿易應收賬是按個別合約繳款條文而繳付其賬項。應收貿易賬項之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

應收貿易賬項(扣除壞賬準備)之賬齡分析如下：

	恒基地產集團		恒基地產	
	2005 港幣千元	2004 港幣千元	2005 港幣千元	2004 港幣千元
逾期一個月內	206,696	120,413	–	–
逾期一個月及至三個月	31,502	29,149	–	–
逾期三個月及至六個月	14,069	14,716	–	–
逾期超過六個月	142,383	115,651	–	–
	394,650	279,929	–	–
預付費用、按金及其他應收賬項	941,787	817,119	35,340	24,928
	1,336,437	1,097,048	35,340	24,928

恒基地產集團應收賬項、預付費用及按金中包括港幣659,863,000元(2004年－港幣543,010,000元)預期多於一年後收回。除此以外，所有款項預期可於一年內收回。

廿八 現金及現金等價物

	恒基地產集團		恒基地產	
	2005 港幣千元	2004 港幣千元	2005 港幣千元	2004 港幣千元
銀行及其他金融機構定期存款	4,023,276	3,481,601	–	–
銀行存款及現金	312,182	301,249	336	291
資產負債表之現金及現金等價物	4,335,458	3,782,850	336	291
銀行透支	(104,285)	(229,135)		
現金流量表之現金及現金等價物	4,231,173	3,553,715		

廿三 待出售之建成物業

恒基地產集團以可變現淨值列賬之待出售之建成物業為港幣1,551,752,000元(2004年－港幣1,528,643,000元)。

待出售之建成物業跌價準備至估計可變現淨值及計入本年度綜合損益計算表為港幣23,860,000元(2004年－跌價準備回撥港幣425,884,000元)。

廿四 存貨

恒基地產集團以可變現淨值列賬之存貨為港幣901,000元(2004年－港幣1,093,000元)。

廿五 應收／(應付)客戶合約工程款

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
於結算日履行中之工程合約：		
已產生之工程成本加確認溢利減估計虧損淨值	1,270,478	647,138
進度款	(1,215,722)	(655,787)
工程淨值	54,756	(8,649)
以上項目代表：		
應收客戶合約工程款	63,001	25,684
應付客戶合約工程款	(8,245)	(34,333)
	54,756	(8,649)

應收客戶合約工程款中包括港幣661,000元(2004年－港幣4,100,000元)預期多於一年後收回。

廿六 購買物業訂金

購買物業訂金包括一筆購買一國內物業所付之訂金為港幣1,177,406,000元(2004年－港幣1,177,406,000元)及購買位於澳門之若干土地所付之訂金為港幣561,000,000元(2004年－無)。

十九 應收分期款

(甲) 此乃自結算日起十二個月後應收樓價之分期款。結算日後十二個月內之應收分期款，已列入流動資產內。

(乙) 自結算日起十二個月內應收分期款(扣除壞賬準備)之賬齡分析如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
逾期一個月內	476,590	228,492
逾期一個月及至三個月	2,400	4,225
逾期三個月及至六個月	1,784	3,190
逾期超過六個月	16,488	21,973
	497,262	257,880

二十 遞延費用

遞延費用包括於發行有擔保可換股票據時所支付的安排費用。該等費用將按票據有效期間以直線法攤銷。

廿一 長期應收款

此乃自出售收費橋樑收入及預期一年後收回之分期款項的貼現值，至於預期一年內收回之分期款項為港幣22,530,000元（2004年－港幣38,110,000元）則被列為流動資產中的「應收賬項、預付費用及按金」。

廿二 待出售之待發展／發展中物業

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
香港	3,719,087	4,042,361
中國其他地區	5,126,840	4,690,563
	8,845,927	8,732,924

港幣7,710,843,000元(2004年－港幣7,901,975,000元)之待出售之待發展／發展中物業預期將多於一年後完成。

十八 證券投資

恒基地產集團：

	持有至到期證券		投資證券		其他投資		合計	
	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
股份證券								
有牌價								
－香港	–	–	–	–	276,947	167,304	276,947	167,304
有牌價								
－香港以外	–	–	21,203	20,314	–	–	21,203	20,314
無牌價	–	–	85,769	96,655	21,882	30,181	107,651	126,836
	–	–	106,972	116,969	298,829	197,485	405,801	314,454
債務證券								
有牌價								
－香港以外	11,465	11,699	–	–	–	–	11,465	11,699
無牌價	–	41,096	–	–	–	–	–	41,096
	11,465	52,795	–	–	–	–	11,465	52,795
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249
有牌價股份市值	11,088	11,936	22,113	28,966	276,947	167,304	310,148	208,206
報告之目的為								
分析賬面值：								
非流動	11,465	11,699	106,972	116,969	298,829	197,485	417,266	326,153
流動	–	41,096	–	–	–	–	–	41,096
	11,465	52,795	106,972	116,969	298,829	197,485	417,266	367,249

十六 聯營公司權益

	恒基地產集團		恒基地產	
	2005	2004 重列	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價股份				
股份，成本值	–	–	166,367	168,367
應佔資產淨值	504,902	65,043	–	–
應收聯營公司	1,671,670	1,929,636	513,114	750,305
	2,176,572	1,994,679	679,481	918,672
減：減值虧損	–	–	(49,038)	(49,038)
	2,176,572	1,994,679	630,443	869,634
應付聯營公司	(34,660)	(19,105)	(19,926)	(62,241)
	2,141,912	1,975,574	610,517	807,393
於香港上市之有牌價股份				
應佔資產淨值	12,303,859	11,209,859	–	–
商譽	1,153,210	936,577	–	–
應收聯營公司	122,434	145,924	–	–
	13,579,503	12,292,360	–	–
應付聯營公司	(20,491)	(19,047)	–	–
	13,559,012	12,273,313	–	–
	15,700,924	14,248,887	610,517	807,393
有牌價股份市值	36,845,509	29,372,248	–	–

主要聯營公司之明細詳列於第130頁。

十七 共同控制公司權益

	恒基地產集團		恒基地產	
	2005	2004 重列	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
無牌價股份，成本值	–	–	10	10
應佔資產淨值	4,321,070	2,074,643	–	–
應收共同控制公司	9,101,934	9,973,414	119,530	114,253
	13,423,004	12,048,057	119,540	114,263
應付共同控制公司	(23,206)	(28,827)	(5,209)	(6,121)
	13,399,798	12,019,230	114,331	108,142

主要共同控制公司之明細詳列於第131頁。

恒基地產集團以融資租賃購買之設備，平均年期為五年。於租賃期完結時，恒基地產集團有權以優惠價格購入有關的資產。恒基地產集團以融資租賃持有的資產的賬面淨值為港幣524,000元(2004年－無)。

恒基地產集團已將收費公路經營權抵押予財務機構以取得部分銀行借貸款。

十五 附屬公司權益

	恒基地產	
	2005	2004
	港幣千元	港幣千元
無牌價股份，成本值	2,355,074	2,355,074
附屬公司貸款	39,066,829	39,400,186
	41,421,903	41,755,260
減：減值虧損	(93,296)	(83,000)
	41,328,607	41,672,260
附屬公司借款	(2,191,673)	(1,856,310)
	39,136,934	39,815,950

這些附屬公司均為附註一(丙)所界定的受控制公司，並已在本賬項中綜合計算。

主要附屬公司之明細詳列於第121頁至129頁。

附註：

(1) 因應由二零零四年七月一日起提早採納香港會計準則第四十號，部份將作投資用途或尚未確定未來用途之可供發展物業由「發展中物業」及「待發展之物業」重新分類為「投資物業」及「發展中投資物業」，因該等物業因應香港會計準則第四十號之要求確認為「投資物業」。此外，為更理想地反映恒基地產集團所持物業之用途，部份物業已重新分類為「自用發展中物業」。

(2) 期初調整表示該等於附註(1)列示的將作投資用途或尚未確定未來用途之可供發展物業於二零零四年七月一日之公允價值之減少。在香港會計準則第四十號的過渡條文許可下，恒基地產集團沒有重報比較數字。

(3) 本年度內，根據恒基地產集團估計於擬發展酒店項目可收回之金額，其減值虧損港幣204,043,000元已被確認在損益計算表內。

(乙) 物業賬面淨值之分析：

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
位於香港並簽有		
一長期租約	4,802,776	3,426,226
一中期租約	38,928,427	33,320,922
	43,731,203	36,747,148
位於香港以外並簽有		
一長期租約	393	436
一中期租約	3,941,403	4,255,148
	3,941,796	4,255,584
	47,672,999	41,002,732

恒基地產集團位於香港之投資物業及酒店物業已於二零零五年六月三十日由獨立專業測量師行一戴德梁行進行重估，而位於中國之投資物業則由恒基地產集團專業估價師黃浩明先生進行重估。黃浩明先生乃是香港測量師學會的資深會員。重估乃以個別物業之公開市值為準則，並參照市場類似交易個案；及在適當情況下，以扣除支銷後之收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加之可能性，而對物業作出重估。

恒基地產集團用作經營租賃的投資物業及酒店物業的賬面總額分別為港幣39,293,567,000元(2004年一港幣32,394,678,000元)及港幣1,271,800,000元(2004年一港幣1,209,000,000元)。

十四固定資產

(甲) 恒基地產集團：

	投資物業 港幣千元	發展中投資物業 港幣千元	酒店物業 港幣千元	其他土地及樓宇 港幣千元	自用發展中物業 港幣千元	收費公路經營權 港幣千元	橋樑 港幣千元	其他 港幣千元	總值 港幣千元
成本值或估值：									
於二零零四年七月一日									
－上年度報告	32,394,678	–	1,209,000	508,310	–	789,529	560,929	694,503	36,156,949
－重新分類(註1)	5,226,089	206,862	–	–	504,729	–	–	–	5,937,680
－期初調整前	37,620,767	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	42,094,629
－期初調整(註2)	(984,277)	–	–	–	–	–	–	–	(984,277)
－期初調整後	36,636,490	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	41,110,352
添置	945,150	146,039	–	–	23,169	–	48	118,824	1,233,230
透過購入附屬公司	10,446	–	–	–	–	–	–	–	10,446
轉自流動資產中之發展中物業	46,095	–	–	–	–	–	–	–	46,095
出售資產	(66,169)	–	–	–	–	–	(11,665)	(30,791)	(108,625)
重估盈餘	6,753,871	–	62,800	–	–	–	–	–	6,816,671
於二零零五年六月三十日	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169
攤銷及折舊：									
於二零零四年七月一日									
－上年度報告	–	–	–	71,023	–	163,176	62,349	591,043	887,591
－前期調整(附註二(乙))	–	–	–	–	–	30,067	70,779	–	100,846
－已重列	–	–	–	71,023	–	193,243	133,128	591,043	988,437
本年度折舊	–	–	–	7,099	–	34,691	19,097	64,746	125,633
減值虧損(註3)	–	–	–	–	204,043	–	–	–	204,043
出售資產折舊撥回	–	–	–	–	–	–	(9,690)	(30,160)	(39,850)
於二零零五年六月三十日	–	–	–	78,122	204,043	227,934	142,535	625,629	1,278,263
賬面淨值：									
於二零零五年六月三十日	44,325,883	352,901	1,271,800	430,188	323,855	561,595	406,777	156,907	47,829,906
於二零零四年六月三十日(重列)	37,620,767	206,862	1,209,000	437,287	504,729	596,286	427,801	103,460	41,106,192
成本值或估值於二零零五年六月三十日代表：									
成本值	–	352,901	–	442,230	527,898	789,529	549,312	782,536	3,444,406
估值									
－一九九二年六月三十日	–	–	–	20,110	–	–	–	–	20,110
－一九九四年六月三十日	–	–	–	45,970	–	–	–	–	45,970
－二零零五年六月三十日	44,325,883	–	1,271,800	–	–	–	–	–	45,597,683
	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169

地區分部：

	香港 港幣千元	中華人民共和國（「中國」） 港幣千元	綜合 港幣千元
截至二零零五年六月三十日止年度			
營業額	5,521,612	311,649	5,833,261
其他收入（不包括銀行存款利息收入）	76,934	12,560	89,494
對外收入	5,598,546	324,209	5,922,755
分部資產	59,993,877	11,682,032	
本年度資本性支出	3,272,954	454,012	
截至二零零四年六月三十日止年度（重列）			
營業額	6,364,676	362,442	6,727,118
其他收入（不包括銀行存款利息收入）	60,120	6,828	66,948
對外收入	6,424,796	369,270	6,794,066
分部資產	50,606,458	12,393,349	
本年度資本性支出	899,302	8,088	

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
截至二零零四年六月三十日止年度(重列)										
營業額	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	–	6,727,118
其他收入(不包括銀行存款利息收入)	10	3,159	5,463	1,550	3,363	24	799	52,580	–	66,948
對外收入	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	–	6,794,066
分部業務間收入	–	196,686	2,296	438,976	–	1,704	–	36,796	(676,458)	–
總收入	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
分部業績	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
分部業務間交易	38,840	(90,859)	(2,285)	(39,096)	–	42,709	17,540	25,953		(7,198)
對經營溢利之貢獻	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
物業項目撥備	(27,633)	–	–	–	–	–	–	–		(27,633)
物業項目撥備回撥	788,490	–	–	–	–	–	–	–		788,490
銀行存款利息收入										12,570
未能分類之支出減收入淨額										(263,208)
經營溢利										2,444,819
投資物業之公允價值增加	–	3,064,202	–	–	–	–	–	–		3,064,202
融資成本										(110,846)
非營運收入										9,040
										5,407,215
應佔聯營公司溢利減虧損										1,786,762
應佔共同控制公司溢利減虧損	66,568	890,812	8,003	(12,252)	–	–	–	20,988		974,119
所得稅										(1,118,884)
少數股東權益										(875,869)
恒基地產股東應佔溢利										6,173,343
本年度折舊及攤銷	(1,212)	(5,276)	(57)	(595)	(55,188)	(3,615)	(11,839)	(35,007)		
本年度減值虧損	–	–	–	–	–	–	–	(435)		
分部資產	21,018,953	36,771,861	1,789,422	258,244	1,225,854	1,226,633	48,277	660,563	(295,138)	62,704,669
投資聯營公司										14,248,887
投資共同控制公司	3,756,419	6,233,514	379,820	21,478	–	1,584,041	–	43,958		12,019,230
未能分類之資產										4,802,817
總資產										93,775,603
分部負債	974,140	531,172	48,928	346,254	12,575	29,881	88,574	201,031	(295,138)	1,937,417
未能分類之負債										20,231,329
總負債										22,168,746
本年度資本性支出	763,998	123,009	–	40	1,223	1,143	9,818	8,159		

	物業發展 港幣千元	物業租賃 港幣千元	財務 港幣千元	建築工程 港幣千元	基建項目 港幣千元	酒店業務 港幣千元	百貨業務 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
截至二零零五年六月三十日止年度										
營業額	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588	–	5,833,261
其他收入(不包括銀行存款利息收入)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	–	89,494
對外收入	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	–	5,922,755
分部業務間收入	–	198,261	1,336	377,439	–	–	3	31,428	(608,467)	–
總收入	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
分部業績	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
分部業務間交易	10,660	(87,434)	(1,335)	(25,408)	–	49,848	16,706	17,867		(19,096)
對經營溢利之貢獻	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
物業項目撥備	(227,903)	–	–	–	–	–	–	–		(227,903)
銀行存款利息收入										46,024
未能分類之支出減收入淨額										(322,825)
經營溢利										1,763,834
投資物業之公允價值增加	188,960	6,564,911	–	–	–	–	–	–		6,753,871
融資成本										(209,458)
非營運收入										395,495
										8,703,742
應佔聯營公司溢利減虧損										3,315,331
應佔共同控制公司溢利減虧損	1,299,012	1,385,584	12,019	8,276	–	–	–	8,450		2,713,341
所得稅										(2,401,342)
少數股東權益										(1,477,551)
恒基地產股東應佔溢利										10,853,521
本年度折舊及攤銷	(680)	(5,843)	–	(553)	(55,401)	(752)	(13,687)	(48,659)		
分部資產	25,078,942	41,827,597	1,284,491	144,268	1,253,565	1,312,739	52,535	721,772	(160,149)	71,515,760
投資聯營公司										15,700,924
投資共同控制公司	3,443,383	7,533,636	235,882	43,985	–	2,094,564	–	48,348		13,399,798
未能分類之資產										5,478,470
總資產										106,094,952
分部負債	796,491	569,571	53,710	264,233	20,112	58,972	114,026	284,873	(160,149)	2,001,839
未能分類之負債										22,929,218
總負債										24,931,057
本年度資本性支出	2,878,837	823,450	–	705	1,635	1,905	12,795	7,639		

十三 分部資料

分部資料是按恒基地產集團的業務和地區分部作出呈述。由於業務分部資料對恒基地產集團的內部財務滙報工作意義較大，故已選為報告分部信息的主要形式。

業務分部：

恒基地產集團的主要業務分部如下：

物業發展	—	發展和銷售物業
物業租賃	—	出租物業
財務	—	提供財務借貸
建築工程	—	樓宇建造工程
基建項目	—	投資基建項目
酒店業務	—	酒店經營及管理
百貨業務	—	百貨公司經營及管理
其他	—	投資控股、發展計劃管理、物業管理、代理人服務、清潔服務、保安服務及提供資訊科技服務

十一 股息

(甲) 本年度股息

	2005 港幣千元	2004 港幣千元
已宣派及支付中期股息每股港幣四角(2004年－每股港幣三角五分)	725,832	635,103
於結算日後擬派末期股息每股港幣六角(2004年－每股港幣五角五分)	1,088,748	998,019
	1,814,580	1,633,122

於結算日後建議分派之末期股息尚未在結算日確認為負債。

(乙) 屬於上一財政年度，並於本年度核准及支付的股息

	2005 港幣千元	2004 港幣千元
屬於上一財政年度，並於本年度核准及支付末期股息每股港幣五角五分(2004年－每股港幣四角五分)	998,019	816,561

十二 每股恒基地產股份盈利

每股恒基地產股份盈利乃按恒基地產股東應佔溢利港幣10,853,521,000元(2004年(重列)－港幣6,173,343,000元)，並按年內已發行普通股1,814,580,000股(2004年－普通股之加權平均數1,786,544,918股)計算。由於恒基地產集團之有擔保可換股票據於計算截至二零零四年及二零零五年六月三十日止年度之每股恒基地產攤薄盈利有反攤薄影響，故不呈列本年度之每股恒基地產攤薄盈利。

(丁) 未被確認之遞延稅項資產：

未被確認的遞延稅項資產之情況如下：

	2005		2004	
	可扣稅之暫時差異／稅項虧損	遞延稅項資產	可扣稅之暫時差異／稅項虧損 重列	遞延稅項資產 重列
	港幣千元	港幣千元	港幣千元	港幣千元
可扣稅之暫時差異	105,312	18,430	208,498	36,487
因稅務虧損而產生之將來稅務利益				
一香港(附註1)				
一已經稅務局評估	1,025,928	179,537	1,115,378	195,191
一未經稅務局評估	1,641,810	287,317	1,974,953	345,617
一香港以外(附註2)	509,480	158,660	443,450	141,750
	3,282,530	643,944	3,742,279	719,045

由於預期未有足夠應課稅盈利以實現相關稅務利益，故恒基地產集團尚未就部份附屬公司之可扣稅之暫時差異及稅務虧損所產生遞延稅項資產作出確認。

附註：

(1) 根據現行稅法，這些可抵扣稅務虧損不設應用限期。

(2) 可抵扣稅項虧損可與隨後年度之應課稅溢利相抵銷，於該等虧損產生年度起計至五年內抵銷。

十 恒基地產股東應佔溢利

恒基地產股東應佔綜合溢利包括在恒基地產賬項內列報之溢利為港幣865,053,000元(2004年一港幣944,607,000元)。

(丙) **已被確認之遞延稅項資產及負債：**

於綜合資產負債表上確認之遞延稅項(資產)／負債成份及年內之變動如下：

遞延稅項產生於：

	折舊免稅額多於相關的折舊	物業重估	資本化利息之對銷	業務合併之公允價值調整	物業、廠房設備報銷盈利	稅務虧損	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零三年七月一日							
－上年度報告	404,464	32,000	370,361	166,800	－	(87,432)	886,193
－前期調整	(13,805)	2,168,060	(62,187)	－	－	(57,179)	2,034,889
－重列	390,659	2,200,060	308,174	166,800	－	(144,611)	2,921,082
於損益計算表內扣除／(計入)	72,393	414,565	(14,868)	－	15,212	(76,835)	410,467
於二零零四年六月三十日(重列)	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
於二零零四年七月一日							
－上年度報告	473,554	32,000	353,493	166,800	15,212	(161,792)	879,267
－前期調整	(10,502)	2,582,625	(60,187)	－	－	(59,654)	2,452,282
－重列	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
期初調整	－	38,452	－	－	－	(3,472)	34,980
於損益計算表內扣除／(計入)	69,501	1,097,788	(38,440)	820	(625)	(51,807)	1,077,237
於二零零五年六月三十日	532,553	3,750,865	254,866	167,620	14,587	(276,725)	4,443,766

	恒基地產集團 2005	恒基地產集團 2004 重列
	港幣千元	港幣千元
被確認於綜合資產負債表內遞延稅項資產淨額	(235,618)	(208,675)
被確認於綜合資產負債表內遞延稅項負債淨額	4,679,384	3,540,224
	4,443,766	3,331,549

(乙) 稅項支出與會計溢利以適用稅率計算之對賬：

	2005 港幣千元	2004 重列 港幣千元
除稅前經常性溢利	14,732,414	8,168,096
按除稅前經常性溢利以適用稅率計算之稅項	2,507,823	1,437,794
不可扣減支出的稅項影響	80,353	55,136
毋須計稅收入的稅項影響	(175,824)	(246,705)
未被確認之本年度可抵扣稅務虧損的稅項影響	53,259	47,511
已使用之往年度可抵扣稅務虧損的稅項影響	(29,669)	(64,527)
往年度未被確認之未使用可抵扣稅務虧損而在本年度確認的稅項影響	(30,978)	(114,364)
未被確認之暫時差異的稅項影響	—	3,222
往年度之準備(多計)／少計	(3,622)	817
實際稅項支出	2,401,342	1,118,884

八　應佔聯營公司溢利減虧損

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
有牌價之聯營公司	2,666,158	1,698,356
無牌價之聯營公司	649,173	88,406
	3,315,331	1,786,762

九　所得稅

(甲) **綜合損益計算表內列報之所得稅代表：**

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
本期稅項－香港利得稅準備		
本年度稅項	262,848	193,797
往年度稅項準備(多計)／少計	(8,272)	979
	254,576	194,776
本期稅項－香港以外稅項準備		
本年度稅項	28,511	26,492
往年度稅項準備少計／(多計)	4,650	(162)
	33,161	26,330
遞延稅項		
源自及撥回暫時性差異	1,077,237	410,467
應佔聯營公司稅項	573,773	324,357
應佔共同控制公司稅項	462,595	162,954
	2,401,342	1,118,884

本年度香港利得稅準備乃按估計應課稅溢利之17.5%計算。

香港以外稅項準備乃就年內在有關境外稅務司法管轄區賺取之估計應課稅溢利之年內適用稅率計算。

(乙) 除已於附註三至七(甲)中披露外之其他項目：

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
攤銷及折舊		
一自用資產	125,556	113,232
一以融資租賃持有的資產	77	—
	125,633	113,232
減：資本化之數額	(58)	(443)
	125,575	112,789
員工成本一包括退休福利成本港幣33,345,000元 (2004年一港幣32,292,000元)	854,703	756,373
減：資本化之數額(包括退休福利成本港幣823,000元 (2004年一港幣776,000元))	(30,480)	(20,521)
	824,223	735,852
出售成本		
一待出售之建成物業	1,210,377	2,237,049
一存貨	136,817	149,616
遞延費用攤銷	78,955	19,845
核數師酬金	13,869	10,494
除支銷港幣633,726,000元(2004年一港幣679,466,000元)後投資物業之租金收入*	(1,047,005)	(958,532)
除支銷後之其他租金收入	(267,876)	(240,662)
證券投資股息收入		
一有牌價	(5,436)	(11,032)
一無牌價	(29,966)	(39,848)

* 包括或然租金收入港幣132,142,000元(2004年一港幣105,867,000元)。

七　除稅前經常性溢利

本年度綜合除稅前經常性溢利，已扣除／(計入)下列各項：

(甲) 融資成本：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
銀行利息	193,832	194,454
五年內須全部償還之借款利息	93,616	54,667
融資租賃承擔之財務費用	14	4
其他借貸成本	115,227	56,864
	402,689	305,989
減：資本化之數額*		
一利息	(174,579)	(162,618)
一其他借貸成本	(18,652)	(32,525)
	209,458	110,846

*　借貸成本乃根據年利率1.75%至2.04%(2004年－1.68%至1.74%)之息率資本化。

五　其他營運(費用)／收入

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
物業項目撥備	(227,903)	(27,633)
物業項目撥備回撥	—	788,490
壞賬撇數	(24,737)	(109,861)
其他	(77,559)	(110,902)
	(330,199)	540,094

六　非營運收入

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
有擔保可換股票據贖回溢價	444,904	—
重估證券投資升值	25,072	48,901
投資證券(減值虧損)／減值虧損轉回	(10,865)	119
商譽攤分	(63,933)	(31,075)
出售附屬公司權益虧損	—	(6,396)
正商譽減值虧損	—	(4,000)
其他固定資產減值虧損	—	(435)
其他	317	1,926
	395,495	9,040

三 營業額

恒基地產之主要業務為投資控股，其附屬公司之主要業務為物業發展、物業投資、財務、建築工程、基建項目、酒店業務、百貨業務、發展計劃管理、投資控股及物業管理。

恒基地產集團營業額包括銷售物業收入、租金及利息收入、從第三者所賺獲之建築合約收入、基建項目收益、酒店業務收益、百貨業務收入及其他包括管理及售樓佣金，證券投資股息收入以及大廈管理及警衛服務收入。

主要項目分析如下：

	恒基地產集團	
	2005	2004
	港幣千元	港幣千元
銷售物業	1,884,793	2,837,148
租金收入	2,096,940	2,017,239
利息收入	90,151	102,018
建築工程	639,608	781,457
基建項目	235,524	238,748
酒店業務	120,309	116,272
百貨業務	134,348	122,904
其他	631,588	511,332
	5,833,261	6,727,118

四 其他收入及其他收益淨額

	恒基地產集團	
	2005	2004 重列
	港幣千元	港幣千元
其他收入：		
利息收入	70,535	39,758
其他	64,983	39,760
	135,518	79,518
其他收益淨額：		
出售其他固定資產溢利／(虧損)	7,720	(30,934)
出售收費橋樑溢利	—	104,332
出售證券投資溢利	—	61,911
其他	(1,270)	23,185
	6,450	158,494

(丙) **會計決策變動所影響之撮要**

由於本年度採用新會計決策，其調整所產生之影響，於以下列表作出分析：

	保留溢利之期初結存		物業重估儲備之期初結存		恒基地產股東應佔溢利	
	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
新會計決策所影響之增加／(減少)						
前期調整：						
香港會計準則第四十號投資物業	8,796,720	5,685,709	(11,520,049)	(7,876,093)	6,112,251	3,111,011
持作投資用途或未確定未來用途之可供發展土地(附註二(甲))	–	–	–	–	366,487	–
香港詮釋第一號基建設施(附註二(乙))	(29,201)	(32,477)	–	–	(5,790)	3,276
	8,767,519	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287
期初調整：						
香港會計準則第四十號持作投資用途或未確定未來用途之可供發展土地(附註二(甲))	(972,173)	–	–	–	–	–
影響之合計	7,795,346	5,653,232	(11,520,049)	(7,876,093)	6,472,948	3,114,287

團截至二零零五年六月三十日止年度的恒基地產股東應佔溢利增加了港幣7,327,127,000元(二零零四年－港幣3,643,956,000元)。採用該新決策對恒基地產集團截至以上日期止的年末淨資產沒有影響。

- 持作投資用途或尚未確定未來用途的可供發展土地確認為「投資物業」，這些土地的公允價值變動現時也在產生時按香港會計準則第四十號中的公允價值模型直接在損益計算表內確認。

  因應該項修訂，二零零四年七月一日的保留溢利期初結餘減少了港幣937,193,000元。此外，恒基地產集團截至二零零五年六月三十日止年度的恒基地產股東應佔溢利也增加了港幣434,164,000元。在香港會計準則第四十號的過渡條文許可下，恒基地產集團沒有重報比較金額。

2　*計量公允價值變動所產生的遞延稅項*

在以往年度，恒基地產集團須採用投資物業銷售的適用稅率，以確定是否應在重估投資物業時確認任何遞延稅項金額。由於出售恒基地產集團在香港的投資物業毋須課稅，以往年度沒有提撥遞延稅項準備。

自二零零四年七月一日起，對於恒基地產集團無意出售，而且如不採用公允價值模型便可計算折舊的投資物業而言，恒基地產集團按照香港會計準則詮釋第二十一號規定，按物業用途採用適用的稅率，以確認其價值變動所產生的遞延稅項。

恒基地產集團已追溯採用這修訂的會計決策。由於採用該新決策，二零零四年七月一日的保留溢利期初結餘減少了港幣2,723,329,000元(二零零三年－港幣2,190,384,000元)，而遞延稅項負債則增加了港幣2,475,365,000元(二零零三年－港幣2,054,574,000元)。此外，恒基地產集團截至二零零五年六月三十日止年度的所得稅開支和恒基地產股東應佔溢利也分別增加了港幣1,352,785,000元(二零零四年－港幣603,355,000元)和減少了港幣1,214,876,000元(二零零四年－港幣532,945,000元)。

至於持作投資用途的可供發展土地方面，因應該項會計決策修訂，二零零四年七月一日的保留溢利期初結餘減少了港幣34,980,000元，而遞延稅項負債則按同一金額增加。此外，恒基地產集團截至二零零五年六月三十日止年度的所得稅開支和恒基地產股東應佔溢利分別增加了港幣72,564,000元和減少了港幣67,677,000元。

(乙) 基建設施(香港詮釋第一號「適合基建設施的會計決策」)

在以往年度，高速公路經營權之攤銷和橋樑之折舊是按固定年率複合計算攤銷和折舊額，累積折舊於經營期屆滿時相等於有關高速公路經營權和橋樑之總成本。

恒基地產集團自二零零四年七月一日起採納香港詮釋第一號後，採用了新的基建設施攤銷和折舊決策。恒基地產集團高速公路經營權之攤銷和橋樑之折舊均按直線法計算。

恒基地產集團已追溯採用該新會計決策。由於採用該新決策，二零零四年七月一日的保留溢利期初結餘減少了港幣29,201,000元(二零零三年－港幣32,477,000元)，於二零零四年六月三十日恒基地產集團之其他固定資產、少數股東權益和遞延稅項負債結餘則分別減少了港幣100,846,000元、港幣48,562,000元和港幣23,083,000元。此外，恒基地產集團截至二零零五年六月三十日止年度的恒基地產股東應佔溢利減少了港幣5,790,000元(二零零四年－增加了港幣3,276,000元)。

採用了香港財務報告準則第三號及香港會計準則第三十六號後，恒基地產集團不再攤銷正商譽。這種商譽每年測試是否減值，包括在最初獲確認的年度內及有減值跡象時。減值虧損在商譽獲分配的現金產生單位的賬面金額超過其可收回金額時確認。

此外，按照香港財務報告準則第三號，如果業務合併購入的淨資產的公允價值超過支付的價款(即按照以往的會計決策視作負商譽產生的金額)，超額部分在產生時即時在綜合損益計算表內確認。以往確認的負商譽將不再確認，而於二零零五年七月一日的保留溢利期初結餘也作相應調整。

恒基地產集團將按照香港財務報告準則第三號的過渡安排於日後採用處理正商譽的新政策，因此，比較數字不會重報，於二零零五年七月一日的累計攤銷金額將用於抵銷商譽的成本，並且不會在截至二零零六年六月三十日止年度的綜合損益計算表內為商譽計提攤銷費用。

此外，按照香港財務報告準則第三號的過渡安排，以往直接撥入儲備的商譽(即二零零一年七月一日前產生的商譽)將不再於購入業務出售或減值時或在任何其他情況下，在綜合損益計算表內確認。

恒基地產集團將繼續評估其他新香港財務報告準則的影響及隨之可能確定的其他重大變化。

二　會計決策變動

(甲) 投資物業(香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得稅－已重估不可折舊資產的收回」)

有關投資物業的會計決策修訂如下：

1　*在損益計算表內確認公允價值變動的時間*

在以往年度，恒基地產集團投資物業的公允價值變動直接在物業重估儲備中確認，但如以物業組合計算的儲備額低於該組合的虧損額，或以往在損益計算表確認的虧損已轉回，或個別投資物業已出售則除外。在這些有限的情況下，公允價值變動是在損益計算表內確認。

此外，在以往年度，恒基地產集團持作投資用途或尚未確定未來用途的可供發展土地是按成本減去減值虧損後入賬。

自二零零四年七月一日起提早採納香港會計準則第四十號後：

－　投資物業的公允價值變動按香港會計準則第四十號中的公允價值模型直接在損益計算表內確認。

　　恒基地產集團已追溯採用這修訂的會計決策。由於採用該新決策，二零零四年七月一日的保留溢利期初結餘增加了港幣11,520,049,000元(二零零三年－港幣7,876,093,000元)，以便計及恒基地產集團以往所有有關投資之物業重估儲備。此外，恒基地產集

採用了香港詮釋第二號後，業主持作營運的酒店物業按成本減累計折舊和減值虧損後入賬。

2 自用的租賃土地及建築物(香港會計準則第十七號「租賃」)

在以往年度，租賃土地及建築物按成本減累計折舊和減值虧損後入賬。

採用了香港會計準則第十七號後，恒基地產集團持作自用的租賃土地權益視作按經營租賃持有的土地入賬，租賃土地上的任何建築物權益的公允價值可與恒基地產集團最初簽訂租賃協議時，或從以往的承租人接收時或在這些建築物興建日(如時間較遲)的土地租賃權益的公允價值獨立分開。如果這兩項不能可靠地分配，整項租賃歸類為融資租賃及按成本減累計折舊和減值虧損後入賬。

用於支付收購土地租賃的土地補價或其他租賃付款按租賃期以直線法計算攤銷。這些租賃土地上的任何持作自用建築物繼續按成本減累計折舊和減值虧損後入賬。

如果該修訂的會計準則用於截至二零零五年六月三十日止年度，以往歸類為「其他土地及樓宇」的租賃土地權益將分開列示為「租賃土地」，比較金額須重報。採用該新的決策後對恒基地產集團的恒基地產股東應佔溢利和資產淨值沒有重大影響。

3 持作出售用途的待重新發展租賃土地(香港會計準則第十七號「租賃」)

在以往年度，持作出售用途的待重新發展租賃土地按成本減去減值虧損後入賬。

採用了香港會計準則第十七號後，用於支付收購土地租賃的土地補價或其他租賃付款按租賃期以直線法計算攤銷。如果有關物業正在發展或重新發展，攤銷費用會列入發展中物業的成本計算。在其他所有情況下，期內的攤銷費用即時在損益計算表內確認。

4 正商譽和負商譽的攤銷(香港財務報告準則第三號「業務合併」和香港會計準則第三十六號「資產減值」)

在以往年度：

- 對於在二零零一年七月一日之前產生的正商譽或負商譽，在產生時直接撥入儲備，不會在綜合損益計算表內確認，直至購入的業務出售或減值為止；
- 對於在二零零一年七月一日或以後產生的正商譽，按其預計可用年限以直線法攤銷，在出現減值跡象時進行減值測試；及
- 對於在二零零一年七月一日或以後產生的負商譽，在購入的可折舊／攤銷的非貨幣資產的加權平均可用年限內，或在相關非貨幣資產出售時攤銷，惟關乎於購入日可辨認的預計未來虧損則除外。在這種情況下，負商譽在預計虧損產生時在綜合損益計算表內確認。

(戌) **關連人士**

就本賬項而言，如果恒基地產集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控恒基地產集團或對恒基地產集團的財務及經營決策作出重要的影響，或恒基地產集團與另一方人士均受制於共同的監控或共同的重要影響下，則被視為關連人士。

(亥) **分部報告**

分部是指恒基地產集團內可明顯區分的組成部分，並且負責提供單項或一組相關的產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，並且承擔不同於其他分部的風險和回報。

按照恒基地產集團的內部財務報告模式，恒基地產集團選擇以業務分部為報告分部信息的主要形式，而地區分部則是次要的分部報告形式。

分部收入、支出、經營成果、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括存貨、應收賬項及固定資產。分部收入、支出、資產及負債包含須在編製綜合賬項時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。分部之間的轉移事項定價按與其他外界人士相若的條款計算。

分部資本開支是指在期內購入預計可於超過一個會計期間使用的分部資產所產生的成本總額。

未能分配至分部的項目主要包括財務及企業資產、帶息借款、借款、企業和融資支出、所得稅及少數股東權益。

(甲子) **新近頒佈的會計準則**

香港會計師公會頒佈了多項新訂及經修訂的香港財務報告準則和香港會計準則(「新香港財務報告準則」)。除香港財務報告準則第三號「業務合併」適用於協議日在二零零五年一月一日或以後的業務合併外，這些準則在由二零零五年一月一日或以後開始的會計期間生效。因此，新香港財務報告準則適用於恒基地產集團截至二零零六年六月三十日止年度的賬項。

恒基地產集團已就截至二零零五年六月三十日止年度賬項提早採納香港會計師公會頒佈的香港會計準則第四十號「投資物業」及香港會計準則詮釋第二十一號「所得稅－已重估不可折舊資產的收回」。會計決策變動詳情載於下述附註二。

恒基地產集團並無就截至二零零五年六月三十日止年度賬項提早採納任何其他新香港財務報告準則，但已開始評估新香港財務報告準則的影響，現階段的結論是採用香港詮釋第二號「適用於酒店物業的決策」、香港會計準則第十七號「租賃」、香港會計準則第三十六號「資產減值」及香港財務報告準則第三號「業務合併」，將對恒基地產集團的經營成果和財務狀況構成以下影響：

1　*酒店物業(香港詮釋第二號「適用於酒店物業的決策」)*

在以往年度，恒基地產集團的酒店物業按年度專業估值，以公開市值入賬。持有租賃期超過二十年的酒店物業持續維修，不時進行適當修葺和改善，因此不計提折舊。

4　**建築工程之收益**

在建築合約的結果能可靠地估計時：

- 固定價格合約的收入會以完工百分率法確認，根據直至當日所產生的合約成本與預計合約總成本的百分比計算；及

- 加本加成合約會參照期內所產生的可收回成本加已賺取的費用確認，根據直至當日所產生的成本與預計合約總成本的比例計算。

如果建築合約的結果不可以可靠地估計，收入只會根據所產生合約成本可能收回的幅度確認。

5　**路橋收入**

高速公路的通行費收入，於收取時予以確認。

6　**酒店收入**

酒店服務收入在所得之收益及提供該等服務後始入賬。

7　**銷貨收入**

百貨業務之銷貨收入於貨物送出及貨物之擁有權與相關風險轉移予客戶後始入賬。

(申) 外幣換算

年中的外幣交易按交易日的匯率換算為港幣。以外幣為單位的貨幣資產及負債則按結算日的匯率換算為港幣。滙兑盈虧均撥入損益計算表處理。

海外企業的業績按年中的平均匯率換算為港幣；資產負債表項目則按結算日的匯率換算為港幣。所產生的滙兑差額作為儲備變動處理。

在出售海外企業時，與該海外企業有關的累計滙兑差額會在計算出售的溢利或虧損時包括在內。

(酉) 借貸成本

除直接用作建設而需要相當長時間才可以投入原定用途或銷售的資產的借貸成本予以資本化外，借貸成本均在產生的期間內在損益計算表列支。

屬於合資格資產成本一部分的借貸成本在資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須的準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

4　本期和遞延稅項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延稅項資產只會在恒基地產集團有法定行使權以本期稅項資產抵銷本期稅項負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延稅項負債：

- 本期稅項資產和負債：恒基地產集團計劃按淨額基準結算，或同時變現該資產和清償該負債；或
- 遞延稅項資產和負債：這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：
  - 同一應課稅實體；或
  - 不同的應課稅實體。這些實體計劃在日後每個預計有大額遞延稅項負債需要清償或大額遞延稅項資產可以收回的期間內，按淨額基準實現本期稅項資產和清償本期稅項負債，或同時變現該資產和清償該負債。

(午) 準備及或然負債

倘若恒基地產或恒基地產集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。如果貨幣時間價值重大，則按預計履行義務所需資源的現值計列準備。

倘若含有經濟效益的資源外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債，但假如這資源外流的可能性極低則除外。

(未) 收益之計算

在經濟效益可能會流入恒基地產集團，而收入及成本(如適用)能可靠地計算時，有關收入將於損益計算表內確認，其方法如下：

1　*出售物業收益*

出售物業所得之收益及售出樓宇之分期利息均於物業出售之日或有關政府當局發給之入伙紙或建築完成證明書之日，兩者之較後日期入賬。在收益確認日前所收售出未入伙物業所得之定金及分期款計入資產負債表已收預售樓宇定金內。

2　*經營租賃的租金收入*

經營租賃的應收租金收入在租賃期所涵蓋的會計期間內，以等額在損益計算表確認，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為應收租賃淨付款總額的組成部份。或然租金在其產生的會計期間內確認為收入。

3　*利息收入*

銀行存款及應收分期款之利息收入乃按本金及有關之息率以時間分配基準計算。

2　恒基地產集團向界定供款退休計劃作出的供款及根據香港《強制性公積金計劃條例》的強制性公積金供款，均於產生時在損益計算表列支。

3　如恒基地產集團不用價款授予僱員可認購附屬公司股份的購股權，在授予日期不會確認僱員福利成本或義務。當購股權被行使時，股東權益按所收取款項的數額增加。

4　合約終止補償只會在恒基地產集團根據正式、具體，且不大可能撤回的計劃終止僱員合約或根據該計劃自願遣散僱員而終止合約並作出補償時確認。

(巳) 所得税

1　本年度所得税包括本期所得税及遞延税項資產和負債的變動。本期所得税及遞延税項資產和負債的變動均在損益計算表內確認，但與直接確認為股東權益項目相關的，則確認為股東權益。

2　本期所得税是按本年度應課税收入根據已執行或在結算日實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

3　遞延税項資產和負債分別由可抵扣和應課税暫時差異產生。暫時差異是指資產和負債在賬項上的賬面金額與這些資產和負債的計税基礎的差異。遞延税項資產也可以由未利用可抵扣税項虧損和未利用税款抵減產生。

除了某些有限的例外情況外，所有遞延税項負債和遞延税項資產(只限於很可能獲得能利用該遞延税項資產來抵扣的未來應課税溢利)都會確認。支持確認由可抵扣暫時差異所產生遞延税項資產的未來應課税溢利包括因轉回目前存在的應課税暫時差異而產生的數額；但這些轉回的差異必須與同一税務機關及同一應課税實體有關，並預期在可抵扣暫時差異預計轉回的同一期間或遞延税項資產所產生可抵扣虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課税暫時差異是否足以支持確認由未利用可抵扣税項虧損和税款抵減所產生的遞延税項資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應課税實體有關，並是否預期在能夠使用未利用可抵扣税項虧損和税款抵減撥回的同一期間內轉回。

不確認為遞延税項資產和負債的暫時差異是產生自以下有限的例外情況：不可在税務方面獲得扣減的商譽；作為遞延收入處理的負商譽；不影響會計或應課税溢利的資產或負債的初始確認(如屬業務合併的一部分則除外)；以及投資附屬公司(如屬應課税差異，只限於恒基地產集團可控制轉回的時間，而且在可預見的將來不大可能轉回的暫時差異；或如屬可抵扣差異，則只限於很可能在將來轉回的差異)。

遞延税項是按照資產和負債賬面金額的預期實現或清償方式，根據已執行或在結算日實質上已執行的税率計量。遞延税項資產和負債均不貼現計算。

恒基地產集團會在每個結算日評估遞延税項資產的賬面金額。如果恒基地產集團預期不再可能獲得足夠的應課税溢利以抵扣相關的税務利益，該遞延税項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課税溢利，有關減額便會轉回。

1　計算可收回數額

資產的可收回數額以其銷售淨額和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別來釐定可收回數額。

2　減值虧損轉回

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回，但商譽除外。至於商譽的減值虧損，倘若虧損是由性質獨特及預計不會再出現的特殊外界因素所造成，而且可收回數額的增加明顯是與該特殊因素轉回有關，才會將減值虧損轉回。

所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益計算表。

(丑) 建築合約

建築合約之收益確認準則已載於附註一(未)(4)。若建築合約結果能可靠地預測，合約成本則按於結算日時工程完成百分比計算及確認為費用。當總合約成本超逾總合約收入時，超出部份即時確認為當期費用。當建築合約結果不能可靠地預測時，已發生費用亦會確認為當期費用。

於結算日之在建工程合約以成本淨額加已確認溢利減已確認虧損及按進度開發的賬單數額列在資產負債表上，並適當地計入「應收客戶合約工程款」作為資產或「應付客戶合約工程款」作為負債。

(寅) 現金等價物

現金及現金等價物包含銀行存款及現金、存放於銀行和其他財務機構的活期存款，以及短期和流動性極高的投資項目。這些項目可以容易地換算為已知的現金數額、所須承受的價值變動風險甚小，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括須於接獲通知時償還，並構成恒基地產集團現金管理一部分的銀行透支。

(卯) 有擔保可換股票據

有擔保可換股票據以發行本金額記入資產負債表內。

(辰) 僱員福利

1　薪金、年度獎金、有薪年假、假期旅遊津貼及各項非貨幣福利令恒基地產集團產生的成本，均在恒基地產集團僱員提供相關服務的年度內確認。如延遲付款或結算會構成重大的貨幣時間價值，則上述數額須按現值列賬。

2　酒店物業

酒店物業之地契年期超過二十年者並無作出折舊準備。恒基地產董事局認為由於對該等建築物經常作出適當之維修及改良，酒店物業之價值得以相應保持，使其並無任何之折舊因素。

3　其他土地及樓宇

其他土地及樓宇之租賃土地乃按其未屆滿之地契年期以直線法攤銷。

而樓宇是根據相關之地契剩餘時間攤銷或按四十年分攤，兩者中較短者為準。

4　其他固定資產

其他固定資產均按照成本值減除折舊及減值虧損後（參閱附註一（子））列報。以其估計可用年數以直線折舊法攤銷如下：

物業裝修、傢俱及裝置	百分之二十
高速公路經營權及橋樑	以經營期攤銷
其他	百分之十至百分之五十

（癸）遞延費用

遞延費用包括於發行有擔保可換股票據時所支付的安排費用，該等費用將按票據有效期間以直線法攤銷。倘若票據於到期前被贖回，未攤銷部份將計入當年損益計算表內。

（子）資產減值

在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：

- 固定資產（按重估數額列賬的物業除外）；
- 於附屬公司、聯營公司及共同控制公司的投資（根據附註一（丙）及（丁）所述，按公平價值列賬者除外）；
- 正商譽；
- 發展中投資物業；
- 待出售之待發展及發展中物業；及
- 租賃土地。

如果發現有減值跡象，便會估計該資產的可收回數額。當資產的賬面金額高於可收回數額時，便會在損益計算表確認減值虧損。

9　其他租賃土地乃按照成本值列於賬項內，在適當情形下減去減值虧損(參閱附註一(子))。

10　若那些被確認為固定資產後所發生費用有可能地將該資產經濟效益提高超逾現有水平，此等費用將列為該資產賬面值一部份；否則該等費用將於發生期間列為支出。

11　固定資產出售或報廢盈虧將按該資產賬面值及估計出售所得淨額計算，而該等盈虧將於發生期間於損益計算表內確認。出售固定資產時，已計入重估儲備的有關重估盈餘則轉入保留溢利。

(辛) 租賃資產

由承租人承擔所有權的絕大部份相關風險及報酬的資產租賃，均歸類為融資租賃。出租人並未轉讓所有權的全部相關風險及報酬的資產租賃，則歸類為經營租賃。

1　*以融資租賃購入的資產*

恒基地產集團以融資租賃獲得的資產使用權，則將相當於租賃資產公允價值或最低租賃付款額的現值(如為較低的數額)列為固定資產，而相應負債(不計融資費用)則列為融資租賃承擔。折舊是在相關的租賃期或資產的可用年限(如恒基地產集團很可能取得資產的所有權)內，以每年等額沖銷其成本計提；有關的可用年限載列於下文附註一(壬)。減值虧損按照附註一(子)所述的會計決策入賬。租賃付款內含的融資費用會計入租賃期內的損益計算表，使每個會計期間的融資費用與負債餘額的比率大致相同。

2　*用作經營租賃的資產*

恒基地產集團以經營租賃出租資產，則有關的資產會按性質列入資產負債表，並在適當的情況下，按下文附註一(壬)所載恒基地產集團的折舊決策計算折舊。減值虧損按照附註一(子)所述的會計決策入賬。經營租賃所產生的收入則根據下文附註一(未)(2)所載恒基地產集團確認收入的決策確認。

3　*經營租賃費用*

恒基地產集團透過經營租賃使用資產，則根據租賃作出的付款會在租賃期所涵蓋的會計期間內，以等額在損益計算表扣除；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益計算表中確認為租賃淨付款總額的組成部分。或然租金在其產生的會計期間內確認為支出。

(壬) 固定資產攤銷及折舊

1　*投資物業、發展中投資物業及作投資用途之待發展物業*

投資物業、發展中投資物業及作投資用途之待發展物業不予攤銷或折舊。

(庚) 物業評估

1 投資物業為持有以賺取租金收入或資本增值或同時作該兩項用途的物業。投資物業按公允價值入賬。恒基地產集團之合資格估值師或外部合資格估值師在每個結算日為物業估值，而有關估值師必須具備適當的認可專業資歷，並具有近期曾為地點和種類與估值的物業相似的物業估值的經驗。公允價值按市值計算，為物業於估值日在具備相關知識和願意交易的雙方可按正常交易條款交易的估計金額。公允價值的變動所產生的任何損益在損益計算表內確認。

計算估值時會參照市場類似交易個案；及在適當情況下考慮到物業的應收淨年租金總額及有關成本(如相關)，淨年租金已把反映現金流量淨額內在的特定風險的收益計算在內，據此為物業估值。

估值在適用情況下反映實際租用物業或負責兌現租賃承擔或租出空置住所後很可能租用物業的租客種類，以及市場一般對他們信譽的看法；出租人和承租人之間的維修及保險責任分配；以及物業剩餘的經濟壽命。假設每當租金檢討或續租時預期租金調整增加而待定，所有通知和代替通知(如適用)均為有效和已在適當時間內送達。

恒基地產集團為賺取租金或資本增值或同時作該兩項用途而以經營租賃租入的物業權益個別歸類為投資物業，並按此入賬。任何此種以經營租賃租入的物業權益歸類為投資物業，按公允價值入賬。

2 酒店物業乃根據每年之專業估值以公開市值列賬。

3 其他土地及樓宇乃按照成本值減累積折舊(參閱附註一(壬))及減值虧損(參閱附註一(子))後列賬。

4 在結算日之待出售之建成物業均以成本值或可變現淨值之較低者入賬。成本值之計算按照此等物業所佔之土地成本及發展費用計算。可變現淨值乃管理層根據市場環境而估計。

5 日後用作投資物業的在建或發展中物業歸類為發展中投資物業，並按可以區分之成本(包括資本化之借貸成本、累計發展成本、物料及供應品、工資及其他直接開支)減去任何減值虧損後列賬(參閱附註一(子))。

6 持作投資用途的待發展之物業按公允價值入賬，公允價值的任何變動在損益計算表內確認。

7 待出售之待發展物業及發展中物業，則按可以區分之成本(包括資本化之借貸成本、累計發展成本、物料及供應品、工資及其他直接開支)減去任何減值虧損後列賬(參閱附註一(子))。

8 以換地權益書換地方式獲批准之租賃土地乃按照成本值減去減值虧損(參閱附註一(子))後列報，成本值乃代表所交回政府之換地權益書成本值另加所需付予香港特別行政區政府之土地補價。

收購受控制附屬公司、聯營公司及共同控制公司所產生的負商譽是指恒基地產集團佔所收購可分資產與負債公允價值超過投資成本的數額。負商譽的入賬方法如下：

- 對於在二零零一年七月一日之前作出的收購，負商譽計入資本儲備；及

- 對於在二零零一年七月一日或之後作出的收購，倘若負商譽關乎已在收購計劃中確定及可以可靠地計算，但尚未確認的預計未來虧損和支出，便會在未來虧損和支出確認時，在綜合損益計算表內確認。任何尚餘的負商譽(但以所收購非貨幣資產公允價值為限)則按其有關非貨幣性應計折舊或攤銷之資產的加權平均可用年限攤分或於出售有關非貨幣資產時，在綜合損益計算表內確認。然而，如尚餘的負商譽數額高於所收購非貨幣資產公允價值，這部分負商譽便會立即在綜合損益計算表內確認。

至於尚未在綜合損益計算表內確認的任何負商譽：

- 如為受控制附屬公司，有關的負商譽會在綜合資產負債表內列示為資產的減項，與正商譽屬於同一個資產負債表類別或從有關資產值中扣除；及

- 如為聯營公司及共同控制公司，有關的負商譽會計入聯營公司或共同控制公司權益中。

如於年內出售受控制附屬公司、聯營公司或共同控制公司，以往未在綜合損益計算表攤銷或以往作為集團儲備變動處理的應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(己) **證券投資**

恒基地產集團就證券投資(於附屬公司、聯營公司及共同控制公司的投資除外)的決策如下：

1　恒基地產集團有能力並計劃持有至到期的有期債務證券，歸類為「持有至到期證券」。這些證券是以攤銷成本減去任何減值準備後記入資產負債表。倘若預期不會全數收回賬面金額，則會提撥減值準備，並在損益計算表內確認為支出。有關準備是就各項投資個別釐定。

2　為既定的長遠目標持續持有的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公允價值下跌至低於賬面金額時，便會提撥減值準備，並在損益計算表內確認為支出。有關準備是就各項投資個別釐定。

3　在引致減值或撇銷的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見將來持續下去，對持有到期證券及投資證券賬面值所作的準備便會予以撥回。

4　所有其他證券均以公允價值記入資產負債表。公允平價值的變動於產生時在損益計算表內確認。

5　出售證券投資的溢利或虧損是按估計出售所得淨額與投資賬面金額之間的差額釐定，並在產生時記入損益計算表。

(丁) **聯營公司及共同控制公司**

聯營公司是指恒基地產集團或恒基地產可以對其管理層發揮重大的影響的公司，包括參與其財務及經營決策，但不是控制或聯合控制管理層。

共同控制公司是指恒基地產集團或恒基地產與其他方根據合約安排經營的公司。有關合約安排規定恒基地產集團或恒基地產與一名或以上的其他方共同控制該公司的經濟活動。

於聯營公司或共同控制公司的投資是按權益法記入綜合賬項，並且先以成本入賬，然後就恒基地產集團佔該聯營公司或共同控制公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或共同控制公司是長期在嚴格限制條件下經營，以致其向恒基地產集團轉移資金的能力嚴重受損，則這些投資會以公平價值記入綜合資產負債表而有關公平價值的變動於產生時在綜合損益計算表內確認。綜合損益計算表反映出年內恒基地產集團所佔聯營公司及共同控制公司於收購後的業績，包括按照附註一(戊)在本年度列支或計入的正商譽或負商譽的任何攤銷。當恒基地產集團所佔聯營公司之虧損超逾其賬面值時，該賬面值減至零及停止確認其虧損，除非恒基地產集團有義務承擔此等虧損。

恒基地產集團與各聯營公司及共同控制公司之間交易所產生的未變現損益，均按集團於聯營公司或共同控制公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損會即時在綜合損益計算表內確認。

本年度出售聯營公司或共同控制公司時，出售盈虧的計算已包括應佔之資本儲備。

恒基地產資產負債表內於聯營公司及共同控制公司的投資，是按成本減去減值虧損(參閱附註一(子))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或共同控制公司是長期在嚴格限制條件下經營，以致其向恒基地產轉移資金的能力嚴重受損，則這些投資會以公平價值記入資產負債表而有關公平價值的變動於產生時在損益計算表內確認。

(戊) **商譽**

編製綜合賬項時產生的正商譽是指投資成本超過恒基地產集團佔所收購可分資產與負債公平價值的數額。就受控制附屬公司而言：

- 對於在二零零一年七月一日之前作出的收購，正商譽於收購年度內即時予以撇除；及

- 對於在二零零一年七月一日或之後作出的收購，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(子))後，記入綜合資產負債表。

至於收購聯營公司及共同控制公司方面，正商譽是按其預計可用年限，以直線法在綜合損益計算表內攤銷。正商譽是以成本減去任何累計攤銷及任何減值虧損(參閱附註一(子))後，計入聯營公司或共同控制公司權益中。

賬項附註

一　主要會計決策

(甲) 遵例聲明

本賬項已按照香港會計師公會頒佈所有適用的香港財務報告準則(包括所有適用的會計實務準則及詮釋)、香港公認會計原則及香港《公司條例》的規定編製。本賬項同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。恒基地產集團採用的主要會計決策概述如下。

(乙) 賬項編製基準

除投資物業及酒店物業按重估值，及部分證券投資按市值入賬(見下文會計決策)外，本賬項是以歷史成本作為編製基準。

(丙) 附屬公司

附屬公司是指恒基地產集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當恒基地產有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受恒基地產控制。

集團於受控制附屬公司的投資均在綜合賬項中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向恒基地產集團轉移資金的能力嚴重受損，則這些投資會以公平價值記入綜合資產負債表而有關公平價值的變動於產生時在綜合損益計算表內確認。

集團內部往來的餘額和交易及其產生的未變現溢利，均在編製綜合賬項時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

於結算日的少數股東權益是指並非由恒基地產直接或透過附屬公司間接擁有的股權所佔附屬公司資產淨值的部分；這些權益在綜合資產負債表內是與負債及股東權益分開列示。少數股東所佔恒基地產集團本年度的業績在綜合損益計算表內亦會分開列示。

如果少數股東應佔的虧損超過其所佔附屬公司資產淨值的權益，超額部分和任何歸屬於少數股東的進一步虧損便會沖減恒基地產集團所佔權益；但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予恒基地產集團，直至恒基地產集團收回以往承擔的少數股東應佔虧損為止。

恒基地產資產負債表所示於附屬公司的投資，是按成本減去任何減值虧損(參閱附註一(子))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致其向恒基地產轉移資金的能力嚴重受損，則這些投資會以公平價值記入資產負債表而有關公平價值的變動於產生時在損益計算表內確認。

綜合現金流量表附註

	2005 港幣千元	2004 港幣千元
(甲) 出售附屬公司		
出售資產淨值：		
固定資產	–	4,704
應收賬項、預付費用及按金	–	2,232
現金及現金等價物	–	58
應付賬項及應付費用	–	(6,974)
少數股東權益	–	(1)
代價	–	19
支付方式：		
其他應收款	–	19
出售後淨現金流出：		
出售所付出之現金及現金等價物	–	(58)
(乙) 購入附屬公司		
購入資產淨值：		
固定資產	10,446	–
租賃土地	59,460	–
待出售之待發展／發展中物業	4,418	23,056
應收賬項、預付費用及按金	43	–
租約及其他按金	(83)	–
本期稅項準備	(85)	–
應付賬項及應付費用	(21)	–
代價	74,178	23,056
支付方式：		
現金支付	74,078	23,056
應付賬項及應付費用	100	–
	74,178	23,056
購入附屬公司之現金及現金等價物淨支出：		
現金支付	(74,078)	(23,056)

	附註	2005 港幣千元	2004 重列 港幣千元
增加現金及現金等價物		677,458	1,343,239
七月一日之現金及現金等價物		3,553,715	2,210,476
六月三十日之現金及現金等價物	廿八	4,231,173	3,553,715

第78頁至第131頁之附註屬本賬項之一部份。

	附註	2005 港幣千元	2004 重列 港幣千元
投資活動			
出售附屬公司淨現金支出	(甲)	–	(58)
出售固定資產		76,277	27,867
添置固定資產		(1,152,777)	(130,448)
增加投資聯營公司		(23,668)	–
聯營公司還款		307,981	529,082
共同控制公司還款／(借款)		882,867	(5,209,751)
購入證券投資		(77,161)	–
贖回持有至到期證券		40,794	164,522
出售證券投資		–	639,266
出售附屬公司		19	–
購入附屬公司	(乙)	(74,078)	(23,056)
增加投資附屬公司之股份		(50,904)	(55,791)
已收利息		71,609	47,730
收應收貸款		47,053	489,921
收聯營公司股息		946,967	898,046
收共同控制公司股息		15,618	19,526
收證券投資股息		35,402	50,880
投資活動所得／(用)的現金淨值		1,045,999	(2,552,264)
融資活動			
發行股份予少數股東		–	6,340
少數股東科款／(還款予少數股東)		160,035	(180,727)
付股息		(1,723,851)	(1,451,664)
付少數股東股息		(275,554)	(252,486)
已付利息		(281,345)	(283,061)
已付融資租賃承擔之財務費用		(14)	(4)
銀行新來借款		13,963,653	4,416,213
償還融資租賃之資本		(71)	(47)
償還其他借款		(38,647)	–
償還銀行借款		(3,037,571)	(10,675,817)
發行新股收入		–	2,954,475
發行新股之支出		–	(64)
發行有擔保可換股票據之收入		–	5,750,000
贖回有擔保可換股票據		(5,116,396)	–
付有關有擔保可換股票據所產生之支出		–	(100,625)
融資活動所得的現金淨值		3,650,239	182,533

	附註	2005 港幣千元	2004 重列 港幣千元
(增加)／減少租賃土地		(1,378,263)	52,820
(增加)／減少待出售之待發展／發展中物業		(30,622)	717,028
減少待出售之建成物業		119,841	620,892
減少存貨		767	999
(增加)／減少應收客戶合約工程款		(37,317)	140,856
增加購買物業訂金		(603,653)	(564,405)
增加應收賬項、預付費用及按金		(258,686)	(51,883)
減少應收分期款		89,637	389,134
增加長期應收款		(1,433)	–
(增加)／減少保管賬存款		(55,896)	69,102
減少已收預售樓宇定金		–	(519,474)
增加／(減少)租約及其他按金		26,865	(706)
增加應付賬項及應付費用		73,765	8,561
(減少)／增加應付客戶合約工程款		(26,088)	34,333
(減少)／增加同母系附屬公司借款		(3,704,311)	1,317,602
減少土地補償		(17)	–
營運活動所(用)／得的現金		(3,864,802)	3,790,979
已收利息		89,703	101,528
付香港利得稅		(195,919)	(132,991)
付香港以外利得稅		(48,108)	(54,593)
收退回香港利得稅款項		346	8,047
營運活動所(用)／得的現金淨值		(4,018,780)	3,712,970

綜合現金流量表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 重列 港幣千元
營運活動			
除稅前經常性溢利		14,732,414	8,168,096
調整項目：			
利息收入		(160,686)	(141,776)
出售固定資產溢利		(7,720)	(73,398)
出售證券投資溢利		–	(61,911)
物業項目撥備		227,903	27,633
物業項目撥備回撥		–	(788,490)
壞賬撇數		24,737	109,861
有擔保可換股票據贖回溢價		(444,904)	–
重估證券投資升值		(25,072)	(48,901)
投資証券減值虧損／(減值虧損轉回)		10,865	(119)
商譽攤銷		63,933	31,075
出售附屬公司權益虧損		–	6,396
正商譽減值虧損		–	4,000
其他固定資產減值虧損		–	435
投資物業之公允價值增加		(6,753,871)	(3,064,202)
遞延費用攤銷		78,955	19,845
利息支出		112,869	86,503
融資租賃承擔之財務費用		14	4
攤銷及折舊		125,575	112,789
證券投資股息收入		(35,402)	(50,880)
聯營公司清盤(溢利)／虧損		(349)	57
應佔聯營公司溢利減虧損		(3,315,331)	(1,786,762)
應佔共同控制公司溢利減虧損		(2,713,341)	(974,119)
滙兑差額		20	(16)
營運資金變動前之營運溢利		1,920,609	1,576,120

	附註	2005 港幣千元	2004 重列 港幣千元
本年度出售物業時將投資物業重估虧損撥轉至損益計算表			
－上年度報告			825
－修訂會計準則所產生之前期調整			(825)
－已重列			–
正商譽減值虧損	卅五	–	2,613
與恒基地產股東之資本交易所產生之股東權益變動			
－發行恒基地產新股	卅四	–	184,880
－已收股份溢價淨額	卅五	–	2,769,531
		–	2,954,411
於六月三十日之股東權益		66,698,980	58,483,926

第78頁至第131頁之附註屬本賬項之一部份。

綜合權益變動表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 重列 港幣千元
於七月一日之股東權益			
一上年度報告		61,236,456	52,929,019
一修訂會計準則所產生之前期調整	二及卅五	(2,752,530)	(2,222,861)
一期初調整前重列		58,483,926	50,706,158
一期初調整	二及卅五	(972,173)	—
一期初調整後重列		57,511,753	50,706,158
投資物業重估盈餘(扣除遞延税項後淨額)			
一上年度報告			3,643,131
一修訂會計準則所產生之前期調整			(3,643,131)
一已重列			—
其他物業重估盈餘	卅五	57,550	99,175
折算香港以外公司賬項之滙兑差額	卅五	7	(110)
未確認在損益計算表之淨溢利		57,557	99,065
本年度溢利			
一上年度報告			3,059,056
一修訂會計準則所產生之前期調整	二		3,114,287
一本年度溢利(2004年一已重列)	卅五	10,853,521	6,173,343
本年度內核准、宣派及已付之股息	十一	(1,723,851)	(1,451,664)

	附註	恒基地產集團 2005 港幣千元	恒基地產集團 2004 重列 港幣千元	恒基地產 2005 港幣千元	恒基地產 2004 港幣千元
		81,163,895	71,606,857	39,807,737	40,666,535
少數股東權益		14,464,915	13,122,931	–	–
		66,698,980	58,483,926	39,807,737	40,666,535
資本及儲備					
股本	卅四	3,629,160	3,629,160	3,629,160	3,629,160
儲備	卅五	63,069,820	54,854,766	36,178,577	37,037,375
		66,698,980	58,483,926	39,807,737	40,666,535

由董事局於二零零五年九月二十八日核准並許可發出。

李兆基)
董事
李達民)

第78頁至第131頁之附註屬本賬項之一部份。

	附註	恒基地產集團 2005 港幣千元	恒基地產集團 2004 重列 港幣千元	恒基地產 2005 港幣千元	恒基地產 2004 港幣千元
流動負債					
銀行借款及透支					
一有抵押	廿九(甲)	93,127	54,242	–	–
一無抵押	廿九(甲)	3,004,237	1,168,491	–	–
其他無抵押借款	廿九(乙)	–	26,320	–	–
融資租賃承擔	卅三	114	–	–	–
有擔保可換股票據	卅二	188,700	–	–	–
已收預售樓宇定金		356	356	–	–
租約及其他按金	三十	403,274	376,326	–	–
應付賬項及應付費用	卅一	1,727,434	1,646,771	89,721	90,169
應付客戶合約工程款	廿五	8,245	34,333	–	–
本期税項準備		590,247	546,106	–	–
		6,015,734	3,852,945	89,721	90,169
流動資產／(負債)淨值		21,353,760	20,453,732	(54,045)	(64,950)
總資產減流動負債		100,079,218	89,922,658	39,807,737	40,666,535
非流動負債					
銀行借款					
一有抵押	廿九(甲)	135,679	183,422	–	–
一無抵押	廿九(甲)	12,778,720	3,804,376	–	–
其他無抵押借款	廿九(乙)	–	12,327	–	–
融資租賃承擔	卅三	416	–	–	–
有擔保可換股票據	卅二	–	5,750,000	–	–
土地補價		–	17	–	–
同母系附屬公司借款		1,321,124	5,025,435	–	–
遞延税項負債	九(丙)	4,679,384	3,540,224	–	–
		18,915,323	18,315,801	–	–

資產負債表

二零零五年六月三十日

	附註	恒基地產集團 2005 港幣千元	恒基地產集團 2004 重列 港幣千元	恒基地產 2005 港幣千元	恒基地產 2004 港幣千元
非流動資產					
固定資產	十四	47,829,906	41,106,192	–	–
附屬公司權益	十五	–	–	39,136,934	39,815,950
聯營公司權益	十六	15,700,924	14,248,887	610,517	807,393
共同控制公司權益	十七	13,399,798	12,019,230	114,331	108,142
證券投資	十八	417,266	326,153	–	–
應收分期款	十九(甲)	1,009,083	1,347,579	–	–
遞延費用	二十	–	80,780	–	–
長期應收款	廿一	132,863	131,430	–	–
遞延税項資產	九(丙)	235,618	208,675	–	–
		78,725,458	69,468,926	39,861,782	40,731,485
流動資產					
租賃土地		4,809,790	3,372,067	–	–
待出售之待發展／發展中物業	廿二	8,845,927	8,732,924	–	–
待出售之建成物業	廿三	5,455,546	5,584,609	–	–
存貨	廿四	46,783	47,550	–	–
證券投資	十八	–	41,096	–	–
應收客戶合約工程款	廿五	63,001	25,684	–	–
購買物業訂金	廿六	1,869,728	1,266,075	–	–
應收貸款		31,636	78,689	–	–
應收賬項、預付費用及按金	廿七	1,336,437	1,097,048	35,340	24,928
應收分期款	十九(乙)	497,262	257,880	–	–
遞延費用	二十	1,825	–	–	–
保管賬存款		55,896	–	–	–
已抵押銀行存款		20,205	20,205	–	–
現金及現金等價物	廿八	4,335,458	3,782,850	336	291
		27,369,494	24,306,677	35,676	25,219

綜合損益計算表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 重列 港幣千元
營業額	三	5,833,261	6,727,118
直接成本		(2,914,646)	(4,123,740)
		2,918,615	2,603,378
其他收入	四	135,518	79,518
其他收益淨額	四	6,450	158,494
分銷及推廣費用		(340,051)	(411,370)
行政費用		(626,499)	(525,295)
其他營運(費用)／收入	五	(330,199)	540,094
經營溢利		1,763,834	2,444,819
投資物業之公允價值增加		6,753,871	3,064,202
融資成本	七(甲)	(209,458)	(110,846)
非營運收入	六	395,495	9,040
		8,703,742	5,407,215
應佔聯營公司溢利減虧損	八	3,315,331	1,786,762
應佔共同控制公司溢利減虧損		2,713,341	974,119
除税前經常性溢利	七	14,732,414	8,168,096
所得税	九(甲)	(2,401,342)	(1,118,884)
除税後經常性溢利		12,331,072	7,049,212
少數股東權益		(1,477,551)	(875,869)
恒基地產股東應佔溢利	十及卅五	10,853,521	6,173,343
本年度股息：	十一		
本年度已宣派中期股息		725,832	635,103
於結算日後擬派末期股息		1,088,748	998,019
		1,814,580	1,633,122
每股恒基地產股份盈利	十二	港幣5.98元	港幣3.46元

第78頁至第131頁之附註屬本賬項之一部份。

2. 恒基地產集團截至二零零五年六月三十日止年度之經審核綜合財務報表

根據本文件所採用之詞彙定義，以下資料節錄自恒基地產集團截至二零零五年六月三十日止年度經審核綜合財務報表。以下有關經審核綜合財務報表之頁碼，乃指恒基地產二零零五年年報之頁碼。

1. 三年財務概要

截於下列為恒基地產集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年之經審核綜合財務業績概要：

	截至六月三十日止年度		
	二零零五年	二零零四年	二零零三年
	港幣千元	港幣千元 (重列)	港幣千元
營業額	5,833,261	6,727,118	7,667,464
經營溢利	1,763,834	2,444,819	1,254,774
應佔聯營公司及共同控制公司業績	6,028,672	2,760,881	2,094,547
除税前經常性溢利	14,732,414	8,168,096	3,325,716
所得税	(2,401,342)	(1,118,884)	(656,186)
除税後經常性溢利	12,331,072	7,049,212	2,669,530
小數股東權益	(1,477,551)	(875,869)	(636,957)
恒基地產股東應佔溢利	10,853,521	6,173,343	2,032,573
股息	1,814,580	1,633,122	1,419,310
每股恒基地產股份盈利(港幣)	5.98	3.46	1.18
每股恒基地產股份股息(港幣)	1.00	0.90	0.80

附註：

(1) 二零零四年之數字乃經過調整，藉以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計決策。

(2) 二零零三年之數字並未經過調整，以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計決策。倘若於截至二零零三年六月三十日止年度採納該等新會計準則及詮釋，則恒基地產股東應佔恒基地產集團該年度之溢利將減少約港幣3,100,000,000元。

(3) 就截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年而言，核數師報告中並無作出任何保留意見。

(4) 於過去三個財政年度，並無任何非經常性或特殊項目。

(5) 分佔上市聯營公司於二零零五年十月三十一日之權益包括上文附註(2)、(3)及(4)所述就重估盈餘及稅務各自之調整。

(6) 恒基發展經調整有形資產淨值報表並不計及因採納於二零零五年一月一日開始或之後之會計期間生效之新及經修訂香港財務報告準則及香港會計準則(惟不包括香港財務報告準則第3號「業務合併」(適用於協議日期為二零零五年一月一日或之後之業務合併)、香港會計準則第40號「投資物業」、香港會計準則詮釋第21號及香港詮釋第1號(彼等於編製恒基發展集團截至二零零五年六月三十日止年度之綜合財務報表時已被採納))而更改會計政策所導致之調整。在該等新香港財務報告準則及香港會計準則中，只有香港會計準則第16號「物業、廠房及設備」、香港會計準則第17號「租賃」及香港詮釋第2號「適合酒店物業之會計政策」(如採納)會對恒基發展集團之資產淨值構成重大影響。然而，因採納該等新香港財務報告準則及香港會計準則而造成之影響，會因重估彼等受影響之物業權益至二零零五年十月三十一日之市值而被抵銷。就任何其他新香港財務報告準則及香港會計準則而言，彼等之影響力(如有)將少於恒基發展經調整有形資產淨值之0.5%。因此，恒基發展董事認為，即使採納該等新香港財務報告準則及香港會計準則，所需作出之調整均不會對恒基發展經調整有形資產淨值構成任何重大影響。

(3) 香港中華煤氣集團持有之以下所有物業權益，並未納入戴德梁行所編製之物業估值報告內：

(a) 香港物業權益之詳情		於二零零五年十月三十一日在香港中華煤氣集團賬冊內所載之賬面值 港幣百萬元
租約		
調壓站／檢管站		無
客戶中心		無
其他(包括工程、貨倉庫及煤氣管道鋪設，閥室等等)		無
私人協商批地		
調壓站／檢管站		115.6
煤氣鼓		14.0
隧道入口		18.7
	小計：	148.3
(b) 中國物業權益之詳情		
水務廠房及氣體生產廠房		282.8
泵房、調壓站、檢管站、瓶組站及貨倉庫		12.4
辦公室		38.6
客戶中心及其他		20.2
	小計：	354.0
	合共：	502.3

恒基發展董事認為，重估上述為數港幣502,300,000元之物業權益，將不會導致恒基發展經調整有形資產淨值約港幣46,267,600,000元出現重大變動。於上述「香港物業權益之詳情」之「租約」項下之物業權益並無商業價值。於上文(a)段「香港物業權益之詳情」之「私人協商批地」項下之物業權益，以及(b)段「中國物業權益之詳情」項下之物業權益，在用途及轉讓方面均受到限制，故均不可於市場上自由轉讓。

(4) 此乃回撥恒基發展集團於二零零五年六月三十日應佔之遞延稅務負擔港幣997,083,000元(根據香港會計準則詮釋第21號重估物業而提取撥備)，以及倘若恒基發展集團之物業權益以重估金額出售，於二零零五年十月三十一日，恒基發展集團應佔潛在稅務負擔之撥備港幣584,852,000元。

6. 恒基發展經調整有形資產淨值報表

以下為恒基發展經調整有形資產淨值報表，此乃按恒基發展有形資產淨值編製，並作以下調整：

	港幣千元
於二零零五年六月三十日之恒基發展有形資產淨值(附註1)	21,699,298
調整：	
重估恒基發展集團於二零零五年十月三十一日應佔之物業權益而產生之淨盈餘(附註2及3)，扣除稅務調整(附註4)	5,595,159
於二零零五年十二月六日支付末期股息每股恒基發展股份港幣0.15元	(422,599)
於二零零五年十月三十一日應佔未變現證券投資額之淨虧損	(15,271)
應佔恒基數碼私有化之撥備	(161,596)
恒基發展集團應佔上市聯營公司之市值，較分佔該等上市聯營公司於二零零五年十月三十一日之權益多出之數額(附註5)	19,572,624
恒基發展經調整有形資產淨值	46,267,615
	港幣
每股恒基發展股份之恒基發展經調整有形資產淨值(按於最後實際可行日期之2,817,327,395股已發行恒基發展股份計算)	16.42

附註：

(1) 恒基發展有形資產淨值乃從恒基發展集團於截至二零零五年六月三十日止年度之年報所述之經審核綜合資產淨值港幣22,852,508,000元中，扣除商譽港幣1,153,210,000元後得出。

(2) 除附註(3)所述者外，戴德梁行已就恒基發展集團及聯營公司(恒基發展集團直接或間接擁有該等聯營公司各自之30%或以上投票權)於二零零五年十月三十一日持有之所有物業權益根據收購守則第11.1(f)條之規定進行估值。為數約港幣5,182,928,000元之淨盈餘乃於扣除(i)恒基發展集團於二零零五年六月三十日之賬冊所記錄有關投資物業之賬面值；以及(ii)恒基發展集團於二零零五年十月三十一日之賬冊所記錄有關待發展物業、發展中物業及待售之已建成物業之賬面值後得出。

閣下務須留意本文件附錄三所載有關戴德梁行之物業估值報告。

每股恒基發展股份於各方面，包括股息、投票及資本均享有同等權益。

除該等恒基發展股份外，恒基發展並無任何認股權證、股份認購權、可換股證券或其他已發行證券。恒基發展並無受任何認股權證、股份認購權或換股權所規限之未發行恒基發展股份或恒基發展借貸資本，而恒基發展並無已有條件或無條件同意使未發行恒基發展股份或恒基發展借貸資本受任何認股權證、股份認購權或換股權所規限。

4. 債務

於二零零五年十月三十一日(就本債務聲明而言，即本文件付印前之最後實際可行日期)辦公時間結束時，恒基發展集團之未償還借款約為港幣269,000,000元，包括銀行借款約港幣234,000,000元、銀行透支約港幣34,000,000元，以及融資租約下的義務約港幣1,000,000元。恒基發展集團之銀行借款約為港幣234,000,000元，乃以恒基發展集團之收費高速公路經營權(賬面淨值為港幣550,000,000元)作抵押，而銀行存款約港幣20,000,000元已予抵押。

於二零零五年十月三十一日辦公時間結束時，除本「債務」一節所披露者外及除恒基發展集團之日常業務範圍內之集團內公司間之負債及應付之正常貿易賬款外，恒基發展集團並無任何未償還按揭、抵押、債券、借貸資本或其他類似債務或租購承擔、承兑負債或承兑信貸或任何擔保或其他重大或然負債。

就上述債務聲明而言，以外幣為單位之款額，已按二零零五年十月三十一日辦公時間結束時之概約滙率換算為港幣。恒基發展董事已確認，自二零零五年十月三十一日以來，恒基發展之債務及或然負債狀況並無重大轉變。

5. 重大變動

自二零零五年六月三十日(恒基發展集團編製最近經審核綜合財務報表之結算日)以來，恒基發展集團之財務狀況或營業狀況或前景概無任何重大變動。

其他分部資料

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本年度產生的資本開支	6,611	19,279	84,832	145,086	11,494	8,309	29,157	1,597	1,728	423
本年度折舊	16,632	16,833	1,972	2,663	10,271	9,779	3,474	3,591	524	751

地區分部
於三月三十一日止

	香港		中國		美國	
	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
對外客戶之收入	1,052,254	918,011	66,026	61,807	243,866	422,982
分部資產	8,363,316	7,624,032	536,279	563,866	380,754	351,004
本年內產生的資本開支	47,986	29,251	1,004	357	84,832	145,086

3. 股本

恒基發展於最後實際可行日期之法定及已發行股本如下：

	恒基發展股份數目	面值
	千股	港幣千元
法定股本	3,600,000	720,000
已發行及繳足股本	2,817,327	563,466

由二零零五年六月三十日至最後實際可行日期止期間，恒基發展股本並無任何變動。

分部資料

截止三月三十一日止年度

分部收入及業績

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務		分部間抵銷		綜合數額	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
對外收入	332,707	332,512	259,087	437,314	331,748	263,638	132,670	112,431	305,934	256,905	–	–	1,362,146	1,402,800
分部間收入	13,883	13,599	–	–	4,881	4,431	–	–	565	580	(19,329)	(18,610)	–	–
其他對外收入	2,426	5,712	26	28	4,236	4,363	1,141	935	1,883	3,702	–	–	9,712	14,740
總額	349,016	351,823	259,113	437,342	340,865	272,432	133,811	113,366	308,382	261,187	(19,329)	(18,610)	1,371,858	1,417,540
對經營溢利之貢獻	256,203	264,407	106,540	97,697	137,530	90,697	(8,361)	(3,702)	(9,069)	(10,763)	–	–	482,843	438,336
聯營公司權益 減值回撥(準備)													540	(12,750)
待出售物業減值準備													(6,511)	(24,382)
出售固定資產虧損													(32)	(1,393)
未分配之營運 收入及費用													(29,432)	(55,555)
經營溢利													447,408	344,256
融資費用													(16,029)	(24,788)
應佔聯營公司 溢利減虧損	330	350	542	1,004	2,583	(859)	(171)	(699)	–	–	–	–	3,284	(204)
稅項													(102,016)	(82,282)
少數股東權益													(11,912)	13,346
股東應佔溢利													320,735	250,328

分部資產負債表

	物業投資		物業發展及銷售		酒店擁有及管理		飲食業務		旅遊業務		分部間抵銷		綜合數額	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分部資產	6,327,703	5,781,063	479,641	470,770	2,389,374	2,229,723	44,661	13,749	38,970	43,597	(8,955)	(7,895)	9,271,394	8,531,007
於聯營公司的投資	204	331	(11,989)	(10,101)	8,990	9,596	4,822	5,518	–	–	–	–	2,027	5,344
未分配資產													89,714	64,156
資產總額													9,363,135	8,600,507
分部負債	109,332	118,462	12,349	16,555	38,633	37,838	16,117	6,782	39,752	48,664	(8,955)	(7,895)	207,228	220,406
未分配負債													1,163,099	1,208,988
負債總額													1,370,327	1,429,394

綜合資產負債表

	結算日 31/3/2005 港幣百萬元 (已核數)	結算日 31/3/2004 港幣百萬元 (已核數)
投資物業	6,329.9	5,730.8
物業、廠房及設備	2,301.6	2,186.9
發展中物業	—	104.8
聯營公司權益	2.0	5.3
非買賣證券	33.0	31.2
已抵押存款	38.7	38.7
流動資產淨值	273.1	228.5
其他遞延項目	(985.5)	(1,155.1)
	7,992.8	7,171.1
股本	404.1	404.1
股本溢價	287.6	287.6
儲備	7,122.6	6,285.7
股東權益	7,814.3	6,977.4
少數股東權益	178.5	193.7
	7,992.8	7,171.1

香港小輪由於來自香港以外業務之收益及經營溢利少於百分之十，故並未提供地理分部之資料。

美麗華

綜合收益表

	年度 31/3/2005 港幣百萬元 (已核數)	年度 31/3/2004 港幣百萬元 (已核數)
營業額	1,362.1	1,402.8
營業溢利	447.4	344.3
融資費用	(16.0)	(24.8)
應佔聯營公司溢利	3.2	(0.2)
除稅前溢利	434.6	319.3
稅項	(102.0)	(82.3)
除稅後溢利	332.6	237.0
少數股東權益	(11.9)	13.3
股東應佔溢利	320.7	250.3
股息	213.6	190.5

截至二零零五年三月三十一日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣35.1百萬元(2004年—港幣35.8百萬元)。

分部資產負債表
於十二月三十一日

	分部資產		分部間之對銷		總資產	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	2,276,265	2,212,396	–	–	2,276,265	2,212,396
渡輪、船廠及相關業務	210,686	221,049	–	–	210,686	221,049
旅遊及酒店業務	80,532	81,644	–	–	80,532	81,644
其他	996,338	908,392	–	–	996,338	908,392
總資產	3,563,821	3,423,481	–	–	3,563,821	3,423,481

	分部負債		分部間之對銷		總負債	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	256,206	359,619	–	–	256,206	359,619
渡輪、船廠及相關業務	19,796	21,216	–	–	19,796	21,216
旅遊及酒店業務	25,016	23,697	–	–	25,016	23,697
其他	18,623	13,163	–	–	18,623	13,163
總負債	319,641	417,695	–	–	319,641	417,695

其他分部資料

	折舊		減值虧損		資本支出	
	2004	2003	2004	2003	2004	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
地產發展及投資	101	64	–	–	557,015	87,548
渡輪、船廠及相關業務	9,164	9,159	1,342	19,032	6,016	1,320
旅遊及酒店業務	548	375	–	–	516	1,249
其他	379	449	–	–	387	82
	10,192	10,047	1,342	19,032	563,934	90,199

分部資料

截至二零零五年六月三十日止十二個月

	總收入 港幣千元 (未核數)	分部交易間 港幣千元 (未核數)	來自對外 客戶之收入 港幣千元 (未核數)
分部收入			
地產發展及投資	502,133	(62)	502,071
渡輪、船廠及相關業務	147,094	(1,943)	145,151
旅遊及酒店業務	165,912	(93)	165,819
其他	56,148	(43,395)	12,753
	871,287	(45,493)	825,794
分析：			
營業額			802,460
其他收入			23,334
			825,794

	分部業績 港幣千元 (未核數)	分部交易間 港幣千元 (未核數)	綜合業績 港幣千元 (未核數)
分部業績			
地產發展及投資	364,888	–	364,888
渡輪、船廠及相關業務	(8,110)	–	(8,110)
旅遊及酒店業務	1,434	–	1,434
其他	27,886	–	27,886
	386,098	–	386,098
應佔聯營公司業績			1,894
除稅前溢利			387,992
稅項			17,338
股東應佔溢利			405,330

香港小輪

綜合收益表

	六個月止 30/6/2005 港幣百萬元 (未核數)	六個月止 30/6/2004 港幣百萬元 (未核數) (重列)	年度 31/12/2004 港幣百萬元 (已核數)
營業額	496.6	688.1	993.9
除稅前溢利	168.6	184.3	403.7
稅項	21.3	(6.7)	(10.6)
除稅後溢利	189.9	177.6	393.1
股息	32.1	32.1	117.6

截至二零零五年六月三十日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣9.4百萬元(2004 年－港幣9.8 百萬元)。

綜合資產負債表

	結算日 31/12/2004 港幣百萬元 (已核數)	結算日 31/12/2003 港幣百萬元 (已核數)
物業、廠房及設備	249.6	254.5
投資物業	830.5	740.8
待發展物業	550.5	–
發展中物業	85.3	76.5
其他非流動財務資產	290.1	329.6
流動資產淨值	1,231.9	1,592.9
遞延稅項	6.3	11.5
	3,244.2	3,005.8
股本	356.3	356.3
儲備	2,887.9	2,649.5
	3,244.2	3,005.8

綜合資產負債表

	結算日 31/12/2004 港幣百萬元 (已核數) (重列)	結算日 31/12/2003 港幣百萬元 (已核數)
物業、廠房及設備	8,969.9	9,644.3
聯營公司	3,333.4	2,703.8
共同控制公司	2,597.6	2,558.9
投資證券	624.3	861.3
流動資產淨值	1,386.6	2,787.7
	16,911.8	18,556.0
股本	1,403.7	1,410.9
股本溢價	3,907.8	3,907.8
儲備金	8,001.0	9,864.8
擬派股息	1,291.4	1,298.0
股東權益	14,603.9	16,481.5
少數股東權益	285.0	222.5
遠期負債及遞延項目	2,022.9	1,852.0
	16,911.8	18,556.0

香港中華煤氣主要從事燃氣生產、輸送與銷售，及經營與燃氣有關之業務。由於集團超過90%之綜合營業額及綜合溢利均在香港產生，故無呈列地區分析。

主要聯營公司賬目摘要
截至二零零五年六月三十日止年度

香港中華煤氣

綜合收益表

	六個月止 30/6/2005 港幣百萬元 (未核數)	六個月止 30/6/2004 港幣百萬元 (未核數) (重列)	年度 31/12/2004 港幣百萬元 (已核數)
營業額	4,837.2	4,266.9	8,154.0
除稅前溢利	3,512.6	2,357.3	3,717.9
稅項	(379.9)	(360.2)	(653.3)
除稅後溢利	3,132.7	1,997.1	3,064.6
少數股東權益	(7.5)	(11.2)	(12.9)
股東應佔溢利	3,125.2	1,985.9	3,051.7
股息	669.5	677.2	1,966.7

截至二零零五年六月三十日止，在十二個月內之除稅前溢利內已扣除折舊及攤銷費用共港幣485.0百萬元(2004年一港幣445.4百萬元)。

主要業務	已發行股本資料		股權擁有百分比 恒基發展	
	普通股股數	票面值 港元	直接	間接
(K) 資訊科技				
智慧居有限公司	2	1	–	66.67
恒基數據庫有限公司	2	1	–	66.67
名氣佳網上業務有限公司	2	1	–	66.67
(L) 製造				
城市食品有限公司	6,136,842	1	–	32.68

*　無表決權遞延股份

\+　優先股

以上為董事局認為對恒基發展集團損益賬或資產有重要影響之主要附屬公司。全部附屬公司之名單將附於恒基發展呈公司註冊處之年報內。

主要聯營公司
二零零五年六月三十日

所有主要聯營公司均在香港註冊及經營，其有關資料如下：－

	恒基發展集團擁有已發行普通股股權之百分比	主要業務
上市公司		
香港中華煤氣有限公司	37.15	煤氣服務
香港小輪(集團)有限公司	31.33	物業發展及投資
美麗華酒店企業有限公司	44.21	酒店經營
非上市公司		
忠港發展有限公司	50.00	物業投資
名達置業有限公司	50.00	物業發展
星際發展有限公司	33.33	物業投資

以上為恒基發展董事局認為對恒基發展集團損益賬及資產淨值有重要影響恒基發展集團之主要聯營公司。

主要業務	已發行股本資料		股權擁有百分比 恒基發展	
	普通股股數	票面值 港元	直接	間接
(H) 酒店業務				
香港麗東酒店有限公司	2	1	100	–
九龍麗東酒店有限公司	2	1	100	–
(I) 清潔及保安服務				
麗雅清潔服務有限公司	2	1	–	100
宏力保安服務有限公司	10,000	1	–	100
	400+	1	–	25
(J) 基建項目				
(i) 香港註冊及經營業務				
百城實業有限公司	2	1	–	100
(ii) 中國成立及經營業務				

	已發行／實繳註冊股本	權益擁有百分比 恒基發展 直接	間接
中外合資經營企業			
杭州恒基錢江三橋有限公司	人民幣200,000,000	–	55.69
中外合作經營企業			
馬鞍山環通公路發展有限公司	人民幣99,450,000	–	31.39
寧波盈輝公路發展有限公司	人民幣88,000,000	–	24.98
寧波唯達公路發展有限公司	人民幣96,000,000	–	24.98
寧波智領公路發展有限公司	人民幣56,000,000	–	24.98
天津萬橋工程發展有限公司	人民幣20,000,000	–	44.84
天津津寧路橋建設發展有限公司	人民幣23,680,000	–	44.84

主要業務	已發行股本資料		股權擁有百分比 恒基發展	
	普通股股數	票面值 港元	直接	間接
Mount Sherpa Limited	2	1	–	100
	*2	10	–	100
Multiglade Holdings Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
隆添發展有限公司	2	1	–	92.81
Newspeed Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
Paillard Investment Limited	2	1	–	100
	*2	100	–	100
Podar Limited (英屬處女群島註冊及經營業務)	1	美元1	100	–
Rejoice Investments Limited (英屬處女群島註冊及經營業務)	1	美元1	100	–
兆堅建業有限公司	1,500	1	100	–
	*150,000	100	100	–
St.Helena Holdings Co.Limited (英屬處女群島註冊及經營業務)	3	美元1	100	–
Superweb Limited (英屬處女群島註冊及經營業務)	1	美元1	–	66.67
Threadwell Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
Topgoal Limited (英屬處女群島註冊及經營業務)	1	美元1	–	100
利耀發展有限公司	2	1	100	–
Wiselin Investment Limited	2	1	–	100
(E) 物業管理				
冠威發展物業管理有限公司 (前稱Henderson Investment Credit (2001)Limited)	2	1	100	–
(F) 百貨業務				
千色店有限公司	2	1	–	100
(G) 酒店管理				
金鷹管理有限公司	2	1	100	–
恒基兆業發展酒店管理有限公司	2	1	100	–

主要業務	已發行股本資料		股權擁有百分比 恒基發展	
	普通股股數	票面值 港元	直接	間接
捷高置業有限公司	2	1	100	—
名士威有限公司	2	1	—	66.67
貫天置業有限公司	10,000	1	100	—
希祿發展有限公司	10,000	1	—	100
Vansittart Investment Limited	2	1	100	—
偉城企業有限公司	2	1	—	66.67
(C) 財務				
恒基兆業發展信貸有限公司	2	1	—	100
恒基兆業發展財務有限公司	1,000	100	100	—
Henderson Investment Finance (2000) Limited	2	1	100	—
Henderson Investment Credit (2000) Limited	2	1	100	—
Henderson Investment Credit (2004) Limited	2	1	100	—
數碼財務有限公司	2	1	—	66.67
恒基數碼財務有限公司	2	1	—	66.67
(D) 控股投資				
仁嘉發展有限公司	2	1	100	—
兆展發展有限公司	2	1	—	100
輝煌企業有限公司	2	1	—	100
祥貴發展有限公司	2	1	100	—
中國投資集團有限公司	300,000	1,000	—	64.06
迪斯利置業有限公司	2	1	—	100
	*1,000	1	—	100
Felix Technology Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
Graf Investment Limited	2	1	—	100
	*2	100	—	100
恒基數碼科技有限公司 (開曼群島註冊及香港經營業務)	5,000,000,000	0.1	—	66.67
Higgins Holdings Limited (英屬處女群島註冊及經營業務)	1	美元1	—	100
Kingsview International Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Konet Investment Limited (英屬處女群島註冊及經營業務)	2	美元1	—	66.67
Laidstone Investments Limited (英屬處女群島註冊及經營業務)	1	美元1	100	—
Macrostar Investment Limited	2	1	100	—
Medley Investment Limited	2	1	—	100
	*2	100	—	100

主要附屬公司
二零零五年六月三十日

除特別註明外，所有主要附屬公司皆在香港註冊及經營業務。主要附屬公司並沒有發行任何借貸資本。

其有關資料如下：

主要業務	已發行股本資料		股權擁有百分比 恒基發展	
	普通股股數	票面值 港元	直接	間接
(A) 物業發展				
凱康有限公司	2	1	100	–
波加置業有限公司	20,000	100	100	–
高來置業有限公司	200	100	100	–
好達置業有限公司	2	1	100	–
德美置業有限公司	20,000	100	100	–
富納置業有限公司	10,000	100	100	–
溢至投資有限公司	2	1	100	–
加隆置業有限公司	20,000	100	100	–
Gesund Investment Company Limited	2	100	100	–
股利置業有限公司	10,000	100	100	–
祖利任有限公司	2	1	100	–
利先置業有限公司	4	100	50	25
Saxophon Limited	3,000,000	1	100	–
星飛有限公司	2	1	100	–
Vignette Investment Limited	2	1	100	–
(B) 物業投資				
波雅置業有限公司	2	100	100	–
	*1,000	100	100	–
世欣發展有限公司	2	1	100	–
廸加置業有限公司	2	1	100	–
	*2	1	100	–
迪鎣傑置業有限公司	2	1	100	–
	*2	1	100	–
怡福發展有限公司	2	1	100	–
怡運發展有限公司	2	1	100	–
新福有限公司	2	1	–	100
旺偉發展有限公司	1,000	1	100	–
景協發展有限公司	2	1	–	100
金龍建業有限公司	12,200	100	100	–
鴻順置業有限公司	20,000	100	100	–
依時威置業有限公司	2	1	100	–

附註：

(1) 除上述按香港銀行同業拆息或市場利率而計算利息之借款及大廈管理費以代付成本加若干百份比為服務費外，其他交易為代付成本。

(2) 恒基發展之控股公司為若干系內公司提供行政服務，如公司秘書、會計及人事等，董事考慮因涉及之數額不大，所以該等服務乃免費提供。

於結算日，將來不可取消之營運租賃最低租賃款期限如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
一年內到期	313,457	331,859
一年後至五年內到期	117,871	140,465
五年後到期	—	1,634
	431,328	473,958

於結算日，恒基發展並無營運租賃承擔。

四十三有關連人士的交易

恒基發展集團於本年度內曾與有關連人士達成以下之重大交易：

	同母系附屬公司		聯營公司		投資公司	
	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
會計費用	2,880	5,875	—	—	—	—
代理人佣金	10,534	19,722	—	—	—	—
大廈管理費	34,191	53,361	—	—	—	—
清潔服務費收入	6,997	10,148	—	—	—	—
顧問服務收入	664	3,552	723	1,736	—	—
酒店管理費收入	715	730	—	—	—	—
酒店管理費支出	—	—	—	2,521	—	—
利息支出	504	150	—	—	—	—
利息收入	—	—	2,810	2,580	—	—
牌照費	—	275	—	—	—	—
管理費收入	600	1,000	—	—	—	—
專業費用	—	2,556	364	491	—	—
租金支出	85,106	79,727	2,247	2,658	—	—
租金收入	11,283	9,384	—	—	—	—
警衛服務收入	29,945	45,103	—	—	—	—
員工補償費用	—	—	1,226	1,130	—	—
於結算日						
貸款						
—免息	—	—	42,009	67,488	202	76
—計息	—	—	—	60,000	6,300	6,300
	—	—	42,009	127,488	6,502	6,376
存出租按	2,515	2,515	—	—	—	—
借款						
—免息	—	—	2,485	—	—	—
—計息	301,234	72,165	—	—	—	—
	301,234	72,165	2,485	—	—	—

四十二營運租賃承擔

恒基發展集團為承租人

於結算日，恒基發展集團需付將來所有之最低租賃為不可取消之營運租賃其約滿期如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
一年內到期	22,273	56,466
一年後至五年內到期	15,281	33,367
	37,554	89,833

營運租賃承擔乃代表恒基發展集團租用商場、電訊網絡設備及若干寫字樓物業所付之租金。商場及寫字樓物業租賃之商議訂定為六個月至十年以固定租金計算。部份電訊網絡設備租賃是沒有特定條款而其餘的租賃起首期為三個月至四年，當起首租賃期屆滿後可選擇再續期。沒有任何電訊網絡設備租賃包括或然租金。

恒基發展集團為出租人

於結算日，營運租賃物業如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
投資物業	5,000,682	4,110,284
其他土地及樓宇	24,624	25,249
待出售已建成物業	206,830	207,257
待發展物業	6,616	6,889

這些物業租期為一年至六年，並且有權選擇在到期日後續期，屆時所有條款均可重新商議。

或然租金收入之計算乃根據有關物業之營運收入超出其本來固定月租計算法時，其超出之營業額再計算。

卅九 員工退休計劃

恒基發展集團的香港僱員均參與職業退休金計劃條例所界定的定額供款公積金計劃一基兆業公積金(「公積金」)或下述的另一界定供款計劃(「另項界定供款計劃」)或於強制性公積金計劃條例(「強積金條例」)登記之計劃(「強積金」)。

公積金的供款是按僱員的基本月薪由參與的僱主按4%至6%比率支付，僱員則支付2%。當僱員失去享有僱主供款部份之權利時，所沒收的僱主供款不得用以扣減僱主的日後供款。

至於另項界定供款計劃，供款由僱主及僱員各按僱員月薪5%共同供款：僱主可運用已沒收之供款減低應付供款額。本年度內動用之沒收供款為港幣248,000元(2004年：港幣154,000元)。於二零零五年六月三十日並無結餘可動用(2004年：港幣25,000元)。

於二零零零年十二月一日或之後恒基發展集團僱員不可加入公積金或另項界定供款計劃。

恒基發展集團僱員若非公積金或另項界定供款計劃之會員則參與強積金計劃。除強積金條例規定之最低利益外，恒基發展集團為參與強積計劃之僱員提供自願性補貼福利。當僱員失去享有僱主供款部份之權利時，所沒收的恒基發展集團僱主供款可用以扣減僱主的日後供款。本年度內並無動用之沒收供款(2004年：港幣76,000元)。

恒基發展集團截至二零零五年六月三十日共有退休福利成本港幣9,272,000元(2004年：港幣9,062,000元)計入收益表。

四十 資本承擔

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
已簽約之物業、廠房及設備收購、物業發展及裝修費用承擔	21,070	14,579
已簽約之系統開發費用承擔	269	850

於結算日，恒基發展沒有資本承擔。

四十一 或然負債

	恒基發展	
	2005	2004
	港幣千元	港幣千元
恒基發展為附屬公司向銀行發出之擔保	33,580	46,561

卅七已抵押銀行存款／銀行結存及現金

於中國其他地區受外條例管制之已抵押銀行存款、銀行結存及現金項目總數為港幣110,788,000元（2004年：港幣71,182,000元）。

卅八股份期權計劃

於二零零零年六月二十八日，恒基發展之附屬公司恒基數碼根據首次公開招股前認購股份期權計劃（「首次認購股份期權計劃」），授予基數碼、其控股公司、附屬公司、同母系附屬公司及聯號公司的若干董事及僱員認購合共32,000,000股之基數碼股份之股份期權，代價為港幣1元。

根據首次認購股份期權計劃之規定及條款，每位承授人將可以每股港幣1.25元之認購價，(i)在二零零零年七月十四日起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年七月十四日起計二十四個月結束後任何時間行使獲授予的股份期權的另外30%；及(iii)在二零零零年七月十四日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年七月十四日起計四年。

所有首次認購股份期權計劃所授出之股份期權已於二零零四年七月十四日逾期作廢。

恒基數碼亦於二零零零年十月四日根據認購股份期權計劃，授出認購合共150,000股之基數碼股份之股份期權予恒基發展集團若干僱員，代價為港幣1元。

根據認購股份期權計劃之規定及條款，每位承授人將可以每股港幣0.89元之認購價，(i)在二零零零年十月十六日（接納股份期權之日）起計十二個月結束後任何時間行使獲授予的股份期權的30%；(ii)在二零零零年十月十六日起計二十四個月結束後任何時間行使授予的股權的另外30%；及(iii)在二零零零年十月十六日起計三十六個月結束後任何時間行使餘下的股份期權，及於各情況下，不遲於由二零零零年十月十六日起計四年。

所有認購股份期權計劃所授出之股份期權已於二零零四年九月三十日作廢。

	可認購股份期權數目				
	於二零零三年七月一日	於年內已作廢	於二零零四年六月三十日	於年內已作廢	於二零零五年六月三十日
首次認購股份期權計劃					
董事	9,200,000	–	9,200,000	(9,200,000)	–
僱員	1,850,000	–	1,850,000	(1,850,000)	–
其他參與人	16,600,000	(150,000)	16,450,000	(16,450,000)	–
	27,650,000	(150,000)	27,500,000	(27,500,000)	–
認購股份期權計劃					
僱員	100,000	–	100,000	(100,000)	–

於資產負債表日，恒基發展集團之未確認可扣減暫時差異為港幣52,425,000元(2004年：港幣96,703,000元)。恒基發展集團預計在未來並沒有足夠之應課税利潤以用作抵銷有關之可扣減暫時差異，故並未確認相關之款項為遞延税項資產。

卅三 欠少數股東款

恒基發展集團

無擔保及免息之欠款，已得少數股東同意，由結算日起十二個月內無需償還款項則歸納為非流動性質。

卅四 出售附屬公司

	2005 港幣千元	2004 港幣千元
出售資產淨值：		
物業、廠房及設備	–	4,704
應收賬項、按金及預付費用	–	2,232
銀行結存及現金	–	58
應付賬項及應付費用	–	(6,974)
少數股東權益	–	(1)
代價	–	19
支付方式：		
應收代價	–	19
出售後淨現金流出：		
出售所付出之銀行結存及現金	–	(58)

於上年度出售之附屬公司對恒基發展集團之營業額及經營溢利未有重大之貢獻。

卅五 主要非現金交易

本年度，恒基發展集團以融資租約形式購買物業、廠房及設備，其總資本租賃值為港幣601,000元(2004年：無)。

上年度，恒基發展集團採用分期付款方式，收取其出售相關物業、廠房及設備之收入。

卅六 共同控制資產

已建成之物業包括恒基發展集團所佔共同控制資產之權益，其賬面總值為港幣21,267,000元(2004年：港幣21,267,000元)。應付賬款及應付費用當中包含恒基發展集團應佔共同控制資產所引起之負債為港幣440,000元(2004年：港幣414,000元)。

附註：

(a) 如上述的附註二，因採納經修訂之香港會計準則第四十號之變更，溢利保留及恒基發展集團所佔之聯營公司收購後儲備已重新列賬。

(b) 恒基發展於結算日可供派發給恒基發展股東之儲備已包括股息儲備及溢利保留結存分別為港幣422,599,000元和港幣5,400,597,000元（2004年：港幣338,079,000元和港幣4,895,914,000元）。

(c) 於二零零三年七月一日經調整後之物業重估儲備已包括原先歸納為投資物業重估儲備中之聯營公司租約土地重估盈餘，金額為港幣909,463,000元。採納香港會計準則第四十號後，恒基發展集團及其應佔聯營公司之投資物業重估儲備已在溢利保留中調整。相關於聯營公司租約土地之儲備已被重新分類為物業重估儲備。

卅二 遞延税項負債

下列為恒基發展集團遞延税項負債及資產的主要組成部份和前期及本年度之變動情況：

	超過折舊的折舊免稅額 港幣千元	出售物業、廠房及設備溢利 港幣千元	改變投資物業公平價值溢利 港幣千元	稅項虧損 港幣千元	其他 港幣千元	合計 港幣千元
二零零三年七月一日結存						
前期報告	57,166	–	–	(10,391)	1,064	47,839
前期調整	(19,686)	–	376,296	–	–	356,610
重新列報	37,480	–	376,296	(10,391)	1,064	404,449
在本年度綜合收益表列支(計入)(重新列報)	(979)	15,212	22,706	3,771	901	41,611
二零零四年七月一日結存	36,501	15,212	399,002	(6,620)	1,965	446,060
在本年度綜合收益表列支(計入)	(125)	(624)	126,631	(6,116)	2	119,768
二零零五年六月三十日結存	36,376	14,588	525,633	(12,736)	1,967	565,828

於資產負債表日，恒基發展集團未徵用之稅項虧損為港幣1,309,216,000元(2004年：港幣1,433,576,000元)。其中包括港幣917,804,000元(2004年：港幣1,024,397,000元)未徵用之稅項虧損還未被有關稅務機構確認。根據有關稅務機構之協議，稅項虧損是可用作抵銷將來之利潤。另外，港幣72,776,000元(2004年：港幣37,830,000元)之稅項虧損已確認為遞延稅項資產。餘下之稅項虧損港幣1,236,440,000元(2004年：港幣1,395,746,000元)因未來利潤之不可預見性，而尚未被確認為遞延稅項資產。其中未確認之稅項虧損港幣47,768,000元(2004年：港幣22,166,000元)，可與隨後年度之應課稅溢利相抵銷，於該等虧損產生年度起計五年內抵銷。其他虧損將可無限期使用。

卅一 儲備

	物業重估儲備 港幣千元	資本儲備 港幣千元	股份溢價 港幣千元	股息儲備 港幣千元	溢利保留 港幣千元	合計 港幣千元
恒基發展集團						
二零零三年七月一日結存						
前期報告	1,815,358	12,909	6,158,568	309,906	10,389,213	18,685,954
前期調整(附註a)	(535,371)	–	–	–	(206,226)	(741,597)
重新列報	1,279,987	12,909	6,158,568	309,906	10,182,987	17,944,357
已派末期股息	–	–	–	(309,906)	–	(309,906)
重估盈餘已扣除遞延税項						
一恒基發展及其附屬公司	14,000	–	–	–	–	14,000
本年度溢利	–	–	–	–	2,129,869	2,129,869
已派中期股息	–	–	–	–	(309,906)	(309,906)
擬派末期股息	–	–	–	338,079	(338,079)	–
二零零四年七月一日結存	1,293,987	12,909	6,158,568	338,079	11,664,871	19,468,414
已派末期股息	–	–	–	(338,079)	–	(338,079)
重估盈餘已扣除遞延税項						
一恒基發展及其附屬公司	19,800	–	–	–	–	19,800
本年度溢利	–	–	–	–	3,505,160	3,505,160
已派中期股息	–	–	–	–	(366,253)	(366,253)
擬派末期股息	–	–	–	422,599	(422,599)	–
二零零五年六月三十日結存	1,313,787	12,909	6,158,568	422,599	14,381,179	22,289,042
恒基發展						
二零零三年七月一日結存	–	3,461	6,158,568	309,906	4,692,431	11,164,366
已派末期股息	–	–	–	(309,906)	–	(309,906)
本年度溢利	–	–	–	–	851,468	851,468
已派中期股息	–	–	–	–	(309,906)	(309,906)
擬派末期股息	–	–	–	338,079	(338,079)	–
二零零四年七月一日結存	–	3,461	6,158,568	338,079	4,895,914	11,396,022
已派末期股息	–	–	–	(338,079)	–	(338,079)
本年度溢利	–	–	–	–	1,293,535	1,293,535
已派中期股息	–	–	–	–	(366,253)	(366,253)
擬派末期股息	–	–	–	422,599	(422,599)	–
二零零五年六月三十日結存	–	3,461	6,158,568	422,599	5,400,597	11,985,225

上文之儲備包括下列由恒基發展集團所佔之聯營公司收購後儲備：

	物業重估儲備	資本儲備	股份溢價	股息儲備	溢利保留	合計
二零零五年六月三十日結存	909,463	–	–	–	5,269,692	6,179,155
二零零四年六月三十日結存(重列)	909,463	–	–	–	3,815,739	4,725,202

廿九 融資租約之承擔

於結算日，融資租約之承擔最低租賃款總額與現值在以下期間：

	恒基發展集團			
	未付之最低租賃款總額		現值	
	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	132	–	114	–
一年後至五年內到期	443	–	416	–
	575	–	530	–
減：未來財務費用	(45)	–	–	–
租期承擔之現值	530	–	530	–
列入流動負債之一年內到期款項			(114)	–
非流動負債之款項			416	–

而未付之最低租賃款總額及現值之差額代表租賃折扣。

恒基發展集團以融資租約購買之設備，平均年期為五年。

三十 股本

	2005	2004
	港幣千元	港幣千元
法定股本：		
3,600,000,000（2004年：3,000,000,000）恒基發展股份	720,000	600,000
發行及繳足股本：		
2,817,327,395（2004年：2,817,327,395）恒基發展股份	563,466	563,466

於二零零四年十二月六日舉行之股東週年大會上，通過普通決議案批准恒基發展透過增加600,000,000股額外恒基發展股份，以使恒基發展之法定股本由港幣600,000,000元增加至港幣720,000,000元。

廿八借款

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
銀行借款	228,806	255,664
其他借款	–	26,320
銀行透支	33,783	29,170
	262,589	311,154
已抵押	228,806	237,664
無抵押	33,783	73,490
	262,589	311,154

借款乃按現行市場利率計息，還款期如下：

	2005	2004
	港幣千元	港幣千元
一年內	126,910	127,731
一年至二年內	49,889	47,744
二年至五年內	85,790	135,679
	262,589	311,154
減：列入流動負債之一年內到期款項	(126,910)	(127,731)
一年後到期款項	135,679	183,423

廿五 待出售已建成物業

恒基發展集團

待出售已建成物業賬面值港幣28,446,000元(2004年：港幣28,734,000元)乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總成本值以恒基發展集團業權擁有比率所攤分之數。

待出售已建成物業賬面值港幣199,527,000元(2004年：港幣199,527,000元)按可化現淨值列賬。

廿六 投資公司欠款

無擔保及沒有固定償還期之金額包括其一金額港幣6,300,000元(2004年：港幣6,300,000元)按每年5%(2004年：5%)由二零零四年七月至二零零五年三月計算利息。餘下欠款是免息。

廿七 應付賬項及應付費用

恒基發展集團之貿易及其他應付賬項內之應付貿易賬款之賬齡分析，以到期日分析如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
欠款一個月內或按要求還款	123,507	96,788
欠款一個月後但三個月內	42,982	30,998
欠款三個月後但六個月內	3,318	844
超過六個月	7,930	6,256
	177,737	134,886
租按及其他應付賬款	103,080	89,141
總應付賬項及應付費用	280,817	224,027

廿二 恒基發展少數股東欠款

無擔保及免息之欠款，已得恒基發展董事同意，由結算日起十二個月內無需償還款項則歸納為非流動性質。

廿三 應收賬項、按金及預付費用

恒基發展集團設有特定之信貸政策。買家是按照買賣合約的條文而繳交售出物業的作價。出租物業的每月租金是由租戶預先繳納的。零售方面，大部份交易是以現金結算。而其他貿易應收賬是按個別合約繳款條文而繳付其賬項的。應收貿易賬款之賬齡分析乃按時編製及審慎控制有關之信貸風險至最低水平。

恒基發展集團之貿易應收賬款（扣除壞賬準備）之賬齡分析如下：

	恒基發展集團	
	2005	2004
	港幣千元	港幣千元
一個月內到期	114,938	47,278
一至三個月內	16,419	19,695
三至六個月內	4,413	4,267
超過六個月	32,391	7,167
	168,161	78,407
預付費用、按金及其他應收賬款－流動部份	180,627	182,437
	348,788	260,844
預付費用、按金及其他應收賬款－非流動部份	132,863	131,430
	481,651	392,274

於二零零五年六月三十日，應收賬項、按金及預付費用及其他應收賬款已包括於二零零四年度出售橋樑於將來出現之應收分期折扣款為港幣155,393,000元（2004年：港幣169,540,000元）詳載於附註八。除此之外港幣22,530,000元（2004年：港幣38,110,000元）分類為流動資產。

廿四 存貨

恒基發展集團

其中港幣790,000元（2004年：港幣976,000元）存貨之賬面值按可化現淨值列賬。

在綜合收益表內，商譽(負商譽)按二十年以直線法攤銷(釋放)。

聯營公司之資料詳列第九十頁。

廿一 證券投資

	持有至到期證券		投資證券		其他投資		合計	
	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
恒基發展集團								
股份								
有牌價－香港	–	–	–	–	200,735	165,980	200,735	165,980
無牌價	–	–	7,558	7,558	21,882	30,181	29,440	37,739
	–	–	7,558	7,558	222,617	196,161	230,175	203,719
債務證券								
有牌價－香港以外	11,465	11,699	–	–	–	–	11,465	11,699
無牌價	–	41,096	–	–	–	–	–	41,096
	11,465	52,795	–	–	–	–	11,465	52,795
有牌價股份市值	11,088	11,936	–	–	200,735	165,980	211,823	177,916
報告之目的為分析賬面值：								
流動	–	41,096	–	–	–	–	–	41,096
非流動	11,465	11,699	7,558	7,558	222,617	196,161	241,640	215,418
	11,465	52,795	7,558	7,558	222,617	196,161	241,640	256,514

	其他投資	
	2005	2004
	港幣千元	港幣千元
恒基發展		
股份		
無牌價	30	30
報告之目的為分析賬面值：		
非流動	30	30

十八 待發展物業

恒基發展集團

待發展物業已包括之利息資本化為港幣618,000元（2004年：港幣618,000元）。

十九 附屬公司權益

	恒基發展	
	2005	2004
	港幣千元	港幣千元
無牌價股份，成本值	2,157,974	2,107,070

附屬公司之資料詳列八十四頁至八十九頁。

二十 聯營公司權益

	恒基發展集團		恒基發展	
	2005	2004	2005	2004
	港幣千元	港幣千元 （重列）	港幣千元	港幣千元
無牌價股份				
股價，成本值	–	–	164,226	164,226
所佔資產淨值	482,801	380,719	–	–
	482,801	380,719	164,226	164,226
香港有牌價股份				
所佔資產淨值	12,920,814	11,822,170	–	–
購置聯營公司所產生之商譽	1,502,793	1,216,796	–	–
攤銷	(230,635)	(164,110)	–	–
	1,272,158	1,052,686	–	–
購置聯營公司所產生之負商譽	(150,212)	(141,109)	–	–
釋放至收益表	31,264	25,000	–	–
	(118,948)	(116,109)	–	–
	14,074,024	12,758,747	–	–
	14,556,825	13,139,466	164,226	164,226
有牌價股份市值	36,845,509	29,372,248	–	–

	酒店物業		其他土地及樓宇		高速公路經營權		橋樑	
	2005	2004	2005	2004	2005	2004	2005	2004
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
長期租約並位於								
一香港	226,800	220,000	5	5	–	–	–	–
一中國	–	–	393	436	–	–	–	–
中期租約並位於								
一香港	543,000	530,000	40,021	41,038	–	–	–	–
一中國	–	–	2,491	2,679	561,595	596,286	406,777	427,801
	769,800	750,000	42,910	44,158	561,595	596,286	406,777	427,801

附註：

(1) 所有酒店物業均於二零零五年六月三十日由獨立專業估價師戴德梁行按公開市場價值作出重估。恒基發展集團應佔酒店物業之重估盈餘為港幣19,800,000元（2004年：港幣14,000,000元）已記賬入物業重估儲備內。

(2) 其中根據融資租賃持有之設備賬面淨值金額為港幣524,000元（2004年：無）。

(3) 恒基發展集團之高速公路經營權已抵押以獲取銀行借貸。

	傢具設備
	港幣千元
恒基發展	
成本值	
二零零四年七月一日及二零零五年六月三十日	21
折舊	
二零零四年七月一日及二零零五年六月三十日	21
賬面淨值	
二零零五年六月三十日及二零零四年六月三十日	–

十七 物業、廠房及設備

	酒店物業 港幣千元	其他土地及樓宇 港幣千元	高速公路經營權 港幣千元	橋樑 港幣千元	施工中之物業 港幣千元	物業裝修、傢具設備及車輛 港幣千元	合計 港幣千元
恒基發展集團							
成本值或估值							
二零零四年七月一日	750,000	54,807	789,529	560,929	466	280,989	2,436,720
添置	–	–	–	48	–	22,756	22,804
重估盈餘	19,800	–	–	–	–	–	19,800
出售	–	–	–	(11,665)	–	(18,303)	(29,968)
重新分類	–	–	–	–	(466)	466	–
二零零五年六月三十日	769,800	54,807	789,529	549,312	–	285,908	2,449,356
包括：							
成本值	–	54,807	789,529	549,312	–	285,908	1,679,556
估值於二零零五年六月三十日	769,800	–	–	–	–	–	769,800
	769,800	54,807	789,529	549,312	–	285,908	2,449,356
折舊、攤銷及減值							
二零零四年七月一日							
前期報告	–	10,649	163,176	62,349	–	218,863	455,037
前期調整（附註三）	–	–	30,067	70,779	–	–	100,846
重新列報	–	10,649	193,243	133,128	–	218,863	555,883
本年內折舊準備	–	1,248	34,691	19,097	–	30,591	85,627
於出售時撇除	–	–	–	(9,690)	–	(17,994)	(27,684)
二零零五年六月三十日	–	11,897	227,934	142,535	–	231,460	613,826
賬面淨值							
二零零五年六月三十日	769,800	42,910	561,595	406,777	–	54,448	1,835,530
二零零四年六月三十日（重列）	750,000	44,158	596,286	427,801	466	62,126	1,880,837

因採納以上的附註二及三所提及之改變會計政策，所作出比較恒基發展股份基本每股盈利之調整如下：

	基本 港幣元
2004年恒基發展股份每股盈利之調整：	
調整前已列報之數字	0.65
更改會計政策所引致之調整	0.11
重新列報	0.76

十六 投資物業

	恒基發展集團	
	2005 港幣千元	2004 港幣千元
於年初	4,110,284	3,948,186
添置	53	549
本年度增加之公平價值	890,345	161,549
於年終	5,000,682	4,110,284

代表：

	2005 港幣千元	2004 港幣千元
長期租約並位於香港	1,369,359	1,076,215
中期租約並位於香港	3,631,323	3,034,069
	5,000,682	4,110,284

恒基發展集團所有投資物業均於二零零五年六月三十日由獨立專業估價師戴德梁行按公開市場價值作出公平價值重估。其結果增加投資物業之公平價值為港幣890,345,000元（二零零四年：港幣160,933,000元）已直接在綜合收益表內確認。

恒基發展集團之所有投資物業以營運租約租出。

香港投資物業賬面值港幣455,882,000元（2004年：港幣404,584,000元）乃與同母系附屬公司以分權共有人形式共同擁有。賬面值乃指按總估值以恒基發展集團業權擁有比率所攤分之數。

本年度稅項費用調節至綜合收益表除稅前溢利如下：

	2005 港幣千元	2004 港幣千元 (重列)
除稅前溢利	4,261,565	2,654,099
按香港利得稅率17.5%計算的稅項	745,774	464,467
應佔聯營公司業績之稅項影響	(13,597)	(1,157)
不可抵扣的費用的稅項影響	41,056	22,730
毋須應課稅收益的稅項影響	(28,735)	(9,176)
前期會計年度準備多計	(3,090)	(463)
未予確認遞延稅項資產的稅項影響	(7,749)	(3,412)
未予確認的稅務虧損的稅項影響	8,049	7,092
使用以前未予確認的可抵銷的稅務虧損	(36,568)	(6,448)
在其它司法管轄區經營的附屬公司因使用不同稅率的影響	(7,496)	(9,979)
稅項減免	(7,036)	(30,579)
其他	126	(3,003)
本年度稅項費用	690,734	430,072

十四 股息

	2005 港幣千元	2004 港幣千元
已派中期股息－每股港幣13仙(2004年：每股港幣11仙)	366,253	309,906
擬派末期股息－每股港幣15仙(2004年：每股港幣12仙)	422,599	338,079
	788,852	647,985

十五 恒基發展股份之每股盈利

恒基發展股份之每股盈利乃根據本年度溢利淨值港幣3,505,160,000元(2004年重列：港幣2,129,869,000元)，並按年內已發行之2,817,327,395股(2004年：2,817,327,395股)恒基發展股份計算。截至二零零五年六月三十日止之兩年內並無攤薄恒基發展股份之每股盈利，因無潛在攤薄恒基發展股份存在。

十三 稅項

	2005 港幣千元	2004 港幣千元 (重列)
稅項包括：		
應佔恒基發展及附屬公司之稅項		
現時稅項		
香港	57,232	48,753
中國其他地區	28,019	20,793
	85,251	69,546
前年度準備(多計)少計		
香港	(3,467)	(463)
中國其他地區	377	–
	(3,090)	(463)
遞延稅項(附註卅二)		
本年度	119,768	41,611
	201,929	110,694
應佔聯營公司之稅項	488,805	319,378
	690,734	430,072

香港利得稅乃按年內估計應課稅溢利17.5%計算。

香港以外稅項準備乃按適用稅率就有關境外司法管轄區計算。

十二 僱員酬金

恒基發展集團五位最高薪酬之員工(非董事)，其薪酬如下：

	2005 港幣千元	2004 港幣千元
基本薪金、津貼及實物利益	5,180	5,441
退休福利計劃供款	159	186
花紅	604	430
	5,943	6,057

彼等之薪酬介乎下列組別：

	員工數目	
	2005	2004
組別		
無－港幣1,000,000元	3	2
港幣1,000,001元－港幣1,500,000元	1	2
港幣1,500,001元－港幣2,000,000元	–	1
港幣2,000,001元－港幣2,500,000元	1	–
	5	5

十一 董事酬金

	袍金 港幣千元	薪金及 其他福利 港幣千元	退休福利 計劃供款 港幣千元	2005 酬金總額 港幣千元	2004 酬金總額 港幣千元
李兆基	40	–	–	40	40
李家傑	40	–	–	40	40
林高演	40	–	–	40	40
李達民	20	–	–	20	20
李鏡禹	20	–	–	20	20
劉壬泉	20	–	–	20	20
李　寧	20	–	–	20	20
李家誠	40	–	–	40	40
郭炳濠	20	–	–	20	20
何永勳	20	–	–	20	20
劉智強	20	–	–	20	20
張炳強	20	–	–	20	20
黃浩明	20	–	–	20	20
孫國林	20	–	–	20	20
薛伯榮	20	–	–	20	20
胡寶星	20	–	–	20	20
阮北耀	20	50	–	70	70
梁希文	20	230	–	250	70
鄺志強	20	180	–	200	–
吳樹熾	20	90	–	110	–
高秉強	40	260	–	300	–
胡經昌	20	90	–	110	–
	540	900	–	1,440	540

除董事袍金港幣100,000元（2004年：港幣60,000元）及其他酬金港幣620,000元（2004年：港幣100,000元），截至二零零五年六月三十日兩年內並無支付獨立非執行董事酬金。

本年度內，董事並無達成任何安排予以放棄或同意放棄其酬金。本年度內，並無為董事作出退休金計劃之供款。

若干恒基發展董事於恒基發展為其成員之中間控股公司收取其於恒基發展集團之服務酬金。由於各董事之意見，將酬金按其服務分配各附屬公司之方法並不可行，故酬金未可予配各附屬公司。

九　經營溢利

	2005 港幣千元	2004 港幣千元 (重列)
經營溢利已扣除下列項目：		
壞賬撥備	5,671	3,321
核數師酬金	3,279	2,926
確認為開支之存貨成本	125,829	124,259
確認為開支之物業成本	506	2,705
折舊及攤銷		
自置資產	85,550	85,294
以融資租賃持有的資產	77	—
開發成本	10	10
營運租約租金最少租賃付款項		
出租物業	90,105	86,501
電訊網絡設施	3,763	5,237
員工成本包括董事酬金	230,022	229,778
及已計入下列收益：		
除支銷港幣104,871,000元(2004年：港幣107,338,000元)後投資物業之租金收益(附註a)	220,480	211,965
其他除支銷後之租金收益(附註a及b)	106,958	90,739

附註：

a. 包括投資物業及其他物業所收之或然租金港幣116,721,000元(2004年：港幣94,901,000元)。

b. 其中包括租金收入港幣1,812,000元(2004年：港幣1,642,000元)來自共同控制資產扣除支出港幣510,000元(2004年－港幣577,000元)。

十　財務費用

	2005 港幣千元	2004 港幣千元
由下列借貸產生的利息：		
須於五年內全數償還的銀行貸款及透支	11,586	14,400
融資租約	14	4
其他借款	1,435	1,769
	13,035	16,173

七　其他營運收入

	2005 港幣千元	2004 港幣千元
提前終止合約之賠償	336	184
有牌價投資證券股息	5,398	11,032
無牌價投資證券股息	4,672	8,083
利息收入(附註)	52,813	28,947
出售合約期權之溢利	—	22,072
贊助費	1,437	1,357
其他收入	7,070	14,890
	71,726	86,565

附註：包括因遞延分期應收款所收之利息港幣9,754,000元(2004年：港幣11,467,000元)

八　出售物業、廠房及設備(虧損)溢利

	2005 港幣千元	2004 港幣千元
出售橋樑(虧損)溢利	(1,933)	104,332
出售其他物業、廠房及設備虧損	(132)	(28,241)
	(2,065)	76,091

於二零零四年三月十日，恒基發展集團與天津市自治區天津市貸款道路建設車輛通行費徵收辦公室(「天津市通行費徵收辦公室」)達成兩份協議，由二零零三年六月一日起將集團若干橋樑之通行費徵收權以代價約人民幣283,748,000元(相等於港幣264,595,000元)轉讓與天津市通行費徵收辦公室。

由二零零三年六月一日至二零一零年十月廿七日以每年收取人民幣28,100,000元(相等於港幣26,203,000元)及由二零一零年十月廿八日至二零一五年七月廿日以每年收取人民幣16,000,000元(相等於港幣14,920,000元)。恒基發展集團以中國所提供之常用借貸利率來計算應收分期款項將來之應收分期總折扣值為港幣175,946,000元。

恒基發展集團營業額按地區分佈，當中包括銷售貨品及提供服務分析如下：

二零零五年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	1,058,896	235,524	1,294,420
其他營運收入	17,006	1,907	18,913
對外收入	1,075,902	237,431	1,313,333

二零零四年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
營業額	1,015,869	239,904	1,255,773
其他營運收入	53,057	4,561	57,618
對外收入	1,068,926	244,465	1,313,391

按所在地區劃分之分部資產賬面值、物業、廠房及設備增加及無形資產之分析如下：

二零零五年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元
分部資產賬面值	23,975,107	1,364,561	25,339,668
投資物業之增加	53	—	53
物業、廠房及設備之增加	21,169	1,635	22,804

二零零四年

	香港 港幣千元	中國 港幣千元	綜合 港幣千元 (重列)
分部資產賬面值	20,857,451	1,298,413	22,155,864
投資物業之增加	549	—	549
物業、廠房及設備之增加	17,945	1,223	19,168

恒基發展集團主要聯營公司業績之分部資料列於第九十一頁至第九十七頁。

二零零四年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	綜合 港幣千元 (重列)
資產負債表						
資產						
資產分部	4,366,814	760,249	48,277	1,225,854	424,523	6,825,717
聯營公司權益						13,139,466
聯營公司欠款						127,488
未能分項之資產						2,063,193
綜合總資產						22,155,864
負債						
負債分部	75,139	6,628	88,574	12,575	30,143	213,059
未能分項之負債						1,155,164
綜合總負債						1,368,223
其他資料						
資本支出	549	1,142	9,818	1,223	6,985	19,717
折舊及攤銷	—	981	11,839	55,188	17,286	85,294
壞賬撥備	2,139	119	—	—	1,063	3,321

地區分部

恒基發展集團之銷售物業、物業租賃、酒店經營、百貨業務、保安服務及資訊科技服務皆於香港運作。基建項目及零售業務皆於中國其他地區運作。

二零零四年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元 (重列)
收入及業績							
營業額	572,313	89,906	122,904	238,748	231,902	–	1,255,773
其他營運收入	2,893	730	799	3,363	49,833	–	57,618
對外收入	575,206	90,636	123,703	242,111	281,735	–	1,313,391
分部間收入	51,907	1,704	–	–	4,813	(58,424)	–
總收入	627,113	92,340	123,703	242,111	286,548	(58,424)	1,313,391

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	百貨業務	基建項目	其他	對銷	綜合
分部業績	336,878	5,088	4,611	150,387	19,689	–	516,653
利息收入	41	–	–	12,613	16,293	–	28,947
出售證券投資溢利	–	–	–	–	61,911	–	61,911
出售物業、廠房及設備溢利(虧損)	–	–	(21)	104,332	(28,220)	–	76,091
持有未實現盈利之證券投資	–	–	–	–	48,901	–	48,901
物業，廠房及設備減值	–	–	–	–	(435)	–	(435)
待發展物業減值撤回	–	–	–	–	367	–	367
待出售已建成物業減值撤回	–	–	–	–	17,254	–	17,254
投資物業之公平價值收益	160,933	–	–	–	–	–	160,933
未能分項之費用							(21,426)
經營溢利							889,196
財務費用							(16,173)
應佔聯營公司業績							1,831,631
商譽攤銷							(59,555)
負商譽釋放至收益							9,000
除税項前溢利							2,654,099
税項							(430,072)
除少數股東權益前溢利							2,224,027
少數股東權益							(94,158)
本年度溢利							2,129,869

二零零五年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	綜合 港幣千元
資產負債表						
資產						
資產分部	5,255,033	785,166	52,535	1,253,565	379,143	7,725,442
聯營公司權益						14,556,825
聯營公司欠款						42,009
未能分項之資產						3,015,392
綜合總資產						25,339,668
負債						
負債分部	79,190	18,614	114,026	20,112	36,310	268,252
欠聯營公司款						2,485
未能分項之負債						1,471,664
綜合總負債						1,742,401
其他資料						
資本支出	53	1,905	12,795	1,635	6,469	22,857
折舊及攤銷	–	744	13,687	55,401	15,795	85,627
壞賬撥備	1,685	(170)	–	–	4,156	5,671

各業務之分部資料如下：

二零零五年

	物業租賃 港幣千元	酒店經營 港幣千元	百貨業務 港幣千元	基建項目 港幣千元	其他 港幣千元	對銷 港幣千元	綜合 港幣千元
收入及業績							
營業額	609,748	99,321	134,348	235,524	215,479	–	1,294,420
其他營運收入	4,536	117	1,244	1,907	11,109	–	18,913
對外收入	614,284	99,438	135,592	237,431	226,588	–	1,313,333
分部間收入	58,088	–	3	–	3,614	(61,705)	–
總收入	672,372	99,438	135,595	237,431	230,202	(61,705)	1,313,333

分部間之收入的價格是由管理層參考市場價格釐定。

	物業租賃	酒店經營	百貨業務	基建項目	其他	對銷	綜合
分部業績	368,116	7,536	7,755	152,056	(2,148)	–	533,315
利息收入	40	–	–	10,742	42,031	–	52,813
出售物業、廠房及設備(虧損)溢利	21	–	2	(2,039)	(49)	–	(2,065)
持有未實現盈利之證券投資	–	–	–	–	25,942	–	25,942
投資物業之公平價值收益	890,345	–	–	–	–	–	890,345
未能分項之費用							(28,778)
經營溢利							1,471,572
財務費用							(13,035)
應佔聯營公司業績							2,870,868
商譽攤銷							(74,104)
負商譽釋放至收益							6,264
除稅項前溢利							4,261,565
稅項							(690,734)
除少數股東權益前溢利							3,570,831
少數股東權益							(65,671)
本年度溢利							3,505,160

五　營業額

	2005 港幣千元	2004 港幣千元
酒店業務	99,321	89,906
資訊科技服務收入	83,778	87,317
租金收入	609,748	572,313
銷貨收入	134,348	122,904
銷售物業	1,646	5,643
保安服務	98,432	92,811
通行費收入	235,524	238,748
其他	31,623	46,131
	1,294,420	1,255,773

六　業務及地區之分部

業務之分部

恒基發展集團用以劃分作首要分部呈報之業務如下：

物業租賃	–	物業租金
酒店經營	–	酒店經營及管理
百貨業務	–	百貨業務經營及管理
基建項目	–	基建項目投資
其他	–	控股投資，出售物業，清潔服務，保安服務，零售業務及提供資訊科技服務

(U) 外幣換算

以外幣計價之交易乃按交易日期之實際率換算。以外幣計價之貨幣資產及負債則按結算日之實際率換算。因匯兑而引起之損益均撥入當期損益賬處理。

在綜合賬目時，恒基發展集團海外經營項目之資產及負債按結算日之實際率換算。而所有收入及支出項目乃按本期平均匯率中換算為港元，而所產生之匯率損益均轉入恒基發展集團匯率儲備賬。當上述經營項目出售時，該損益會確認為當期收入或支出。

(V) 稅項

稅項是當期的應付稅項及遞延稅項的總額。

當期應付稅項是根據當年應課稅利潤計算得出。應課稅利潤不同於收益表上列報的淨利潤，因為其並未計入在其它年度內的應課稅收入或可抵稅支出等項目，並且不包括非應課稅或不可抵稅項目。

遞延稅項是由於財務報表中資產和負債的賬面金額與其用於計算應課稅利潤的相應稅基之間的差額所產生的預期應付或可收回稅款。遞延稅項採用資產負債表負債法核算。一般情況下，所有應課稅暫時性差異產生的遞延稅項負債均予確認，而遞延稅項資產則只能在未來應課稅利潤足以用作抵銷暫時性差異的限度內，才予以確認。如果暫時性差異是由商譽(或負商譽)或不影響會計或應課稅溢利的其他資產和負債的初次確認下產生的，該遞延稅項資產和負債則不予確認。

對附屬公司和聯營公司投資產生的應課稅暫時性差異會確認為遞延稅項負債，但恒基發展集團能夠控制這些暫時性差異的轉回，而且暫時性差異在可預見的將來很可能不會轉回的情況則屬例外。

在每個資產負債表結算日，對遞延稅項資產的賬面價值進行核查，並且在未來不再很可能有足夠課稅所得以轉回部份或全部遞延稅項資產時，按不能轉回的部份扣減遞延稅項資產。

遞延稅項是以預期於相關資產實現或相關負債清償當期所使用的稅率計算。遞延稅項會記入收益表，除非其與直接記入權益的項目有關，在這種情況下，遞延稅項也會作為權益項目處理。

(P) **應收售樓分期款**

應收售樓分期款乃售出樓宇收益之應收分期款。買家支付之供款包括本金及利息，而利息乃根據簽定之利率在剩餘之欠款計算出來。結算日後十二個月內之應收售樓分期款已列入流動資產項內。

(Q) **租約**

倘租約條款將有關資產大部份擁有權之風險及回報由承租人承擔，則有關租約列為融資租約。

持有融資性租賃之資產於購入日期按其公平值或最低租賃付款額的現值之較低者計算入賬。除非不能合理地確認恒基發展集團將得到出租資產之擁有權，出租資產的折舊是同其他資產的折舊相同，以估計可用年數或租期之較短者折舊。

租賃付款可分配為財務費用及減少未付的債務。財務費用在租期內支銷下，以為各會計期間之債務結餘得出一個貫徹之定期支出比率。

除融資租約外其他都列為營運租約，應付租金扣除激勵措施後，乃以個別租賃期按直線法計入收益表內。

(R) **開發成本**

研究及開發成本，包括網站／入門網站開發成本，均於產生時記入收益表，惟不包括與已清楚界定的項目有關及可合理地肯定能產生未來利益的產品的開發成本。則該開發成本會從該項目作商業營運開始之日起，在該項目的營運期限內被遞延及撤銷。

(S) **借貸成本**

經購入、建造或生產之合資格資產為取得一段長時間籌備作原定用途或銷售而直接產生之借貸成本均資本化為該資產之部份成本，直至該等工作完成為止。用於待定合資格資產之特定借貸所產生之短期投資收入於借貸成本資本化扣除。

其他借貸成本均作為本年度之開支。

(T) **退休福利計劃**

界定供款退休計劃及強制性公積金供款計劃中僱主之供款，均於產生時計入收益表。

(K) **待發展物業**

待發展物業均按照恒基發展集團成本值減除在適當情形下之減值虧損準備後計算。

(L) **待出售已建成物業**

待出售已建成物業乃按成本值及可化現淨值兩者之較低者計算。成本值包括利息、融資費用、專業費用及其他使該等物業達致可出售狀況之直接成本。可化現淨值之計算是估計售價減直至完成銷售時之一切成本及出售時所承擔之費用。

(M) **物業、廠房及設備**

物業、廠房及設備不包括酒店物業及施工中之物業，乃按成本值減累計折舊、攤銷及減值虧損入賬。

除酒店物業及施工中之物業外，物業、廠房及設備之折舊及攤銷用以撇除其成本，成本按估計可用年數以直線法計算折舊，所用年率如下：

租約土地	以租約期限分攤
樓宇	按四十年或其租約年期之較低者分攤
高速公路之經營權及橋樑	以營運年期分攤
其他	10%至50%

施工中之物業直至完成及可作預定用途前不作折舊準備。

資產出售或退役之盈利或虧損，均按其資產滾存價值及售出值之差額，確認在收益表內。

(N) **減值**

於每一個結算日，恒基發展集團審閱除投資物業外的資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回金額少於其所載帳面值，資產所載面值會減少至可收回款額，減值虧損將予即時確認為支出。

倘減值虧損其後逆轉，該資產之賬面值會增加至其可收回金額的重新估計值，惟增加後的賬面值不可超過假設該項資產於過往年度確認為無減值虧損而釐定之面額。減值虧損逆轉將予即時確認為收入。

(O) **存貨**

存貨乃指零售、酒店飲食存貨及貿易貨品，此等均以成本值或可化現淨值之較低者計算於賬項內。成本包括所有採購成本乃按加權平均數計算。

(ii) 營運租約之固定租金收入乃按其租約期限以直線方法入賬。或然租金收入於恒基發展集團根據合約條款有權收取獲確定時始入賬。

(iii) 零售之銷貨收入於貨物送出及貨物之擁有權移交客戶後始入賬。

(iv) 利息收入按時間比例基準根據未償還之本金及適用利率計算。

(v) 投資項目之收入及股息收入於恒基發展集團收取股息之權利獲確定時始入賬。

(vi) 酒店、飲食及管理服務收入在所得之收益及提供該等服務後始入賬。

(vii) 保安服務／顧問服務之收入及佣金收入來源自提供有關服務時確認。

(viii)高速公路的通行費收入，於收取時予以確認。

(ix) 自客戶使用數據中心服務所產生的收入，在各自的租賃期內按直線法確認為收入。

(x) 來自提供網絡服務之收入乃於提供服務時確認。

(I) **投資物業**

投資物業乃指持有物業用作賺取租金及／或用作資本性質，其應在結算日以公平價值列報。因投資物業之公平價值的變化而產生之溢利或虧損，應計入該年度損益賬處理。

(J) **酒店物業**

酒店物業均按每年恒基發展集團之合資格測計師及最少每三年由獨立測計師估算之公開市值列入資產負債表內。重估酒店物業時產生之任何盈餘或虧絀，乃計入物業重估儲備或自其中扣除。倘過往已自收益表扣除虧絀，並因而產生重估盈餘，有關盈餘則撥入收益表，惟款額以過往已扣除之虧絀為限。

出售酒店物業時，該項物業應佔之物業重估儲備數額將轉撥至收益表。

有關租約超過二十年之酒店物業不作折舊準備。由於酒店物業經常保持於適當維修、保養及改善之狀況，所以董事認為酒店物業之估計可用年期及有很高之剩餘價值，故任何折舊應無重大影響。

(E) 聯營公司權益

綜合收益表包括恒基發展集團在聯營公司所佔之收購後業績。所佔份額之伸算乃根據每年截至六月三十日該年度或不超過恒基發展資產負債表日期前六個月之日期財務報表。於綜合資產負債表中，所佔聯營公司之權益乃指恒基發展集團應佔其資產淨值，並加上已付溢價或減除任何因收購產生之折讓而尚未於收益表內攤銷或釋放及減除任何指定之減值虧損。

當恒基發展集團與其聯營公司交易時，尚未變現之溢利及虧損按恒基發展集團於聯營公司之權益金額抵銷，惟尚未變現之虧損顯示被轉讓資產出現減損除外。

關於聯營公司之業績，恒基發展只計算由聯營公司所收到及應收之股息於損益賬內。而在聯營公司之投資，則以成本值減除之減值虧損後計入恒基發展之資產負債表內。

(F) 證券投資

證券投資會按交易日作為基準予以確認，而初時則會以成本計量。

在往後的報告日，恒基發展集團有意持有至到期的債務證券(即持有至到期債務證券)，會以攤餘成本減任何指定減值虧損來計量。而因購買持有至到期證券發生的拆扣或溢價，則會在該投資工具的期限內，與該項投資的其他應收投資收入合計，以使在每個期間能確認一固定回報率的收入。

投資(持有至到期債券除外)乃列作投資證券及其他投資。

投資證券(就既定長期策略目的而持有之證券)乃於日後業績匯報日期按成本計算，並減去任何指定減值虧損。

其他投資乃按公平價值計算，而未實現盈利及虧損乃計入有關期間損益淨額。

(G) 共同控制資產

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時，恒基發展集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

恒基發展集團出售或分享應佔共同控制資產產品之收入，包括應佔合營項目之費用，乃按可預知從該等交易中流入或流出之經濟效益確認入帳。

(H) 收入之確認

(i) 出售已建成物業所得之收益按有約束力的銷售合約之執行後始入賬，在收益確認日前所收售出未入伙物業所得之定金及分期款(如有)計入資產負債表已收預售樓宇定金內。

(B) 商譽

商譽乃指收購附屬公司或聯營公司時，其收購價高於在收購日恒基發展集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年七月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司或聯營公司或當商譽進一步減值時才計算入收益表內。

於二零零一年七月一日後及協議日期為二零零四年十二月三十一日前，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。因收購聯營公司時所產生之商譽乃包括在所佔聯營公司權益之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於無形資產內。

於二零零五年一月一日或之後簽訂的協議而產生自收購之商譽(乃指其收購價超逾在收購日恒基發展集團所佔可辨認資產，負債及或然負債之公平淨值差額)最初按成本值確認為資產，隨後按成本值扣除減值虧損列賬。為進行減值評估，商譽會被分配到恒基發展集團因收購而產生協同效益之現金產生單元。被分配商譽之現金產生單元需於每一年度內進行評估，或如有跡像顯示減值則更頻密地進行測試。如現金產生單元之可收回金額低於其賬面值，減值虧損會首先被分配以減少該單元獲分配之任何商譽之賬面值。其後之減值虧損將根據該單元每項資產之賬面值按比例分配到該單元之其他資產。就商譽所確認之減值虧損不會於隨後期間回撥。

於出售附屬公司或聯營公司時，過往已作撇銷或納入儲備之未攤銷或已攤銷商譽將計入出售附屬公司或聯營公司之溢利或虧損內。

(C) 收購者所佔被收購者可辨認資產、負債及或然負債之公平淨值超逾成本值的差額(過往稱為負商譽)

香港財務報告準則第三號要求收購者所佔被收購者可辨認資產，負債及或然負債之公平淨值(經重新評估後)超逾成本值的差額，即時確認在損益賬內。香港財務報告準則第三號禁止負商譽確認在資產負債表內。

於二零零一年七月一日後及協議日期為二零零四年十二月三十一日前，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在收益表內。

於二零零四年十二月三十一日前，因收購聯營公司時所產生之負商譽乃扣除於在所佔聯營公司之所載值內。因收購附屬公司所產生之負商譽呈列為資產之扣除項目。

(D) 附屬公司權益

於附屬公司之投資按成本值減除指定之減值虧損後納入恒基發展之資產負債表內。

於二零零四及二零零三年七月一日採納新香港財務報告準則之累積影響概述如下：

	於二零零四年七月一日				於二零零三年七月一日			
	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
減少物業、廠房及設備	–	–	(100,846)	(100,846)	–	–	(132,735)	(132,735)
減少聯營公司的權益	–	(362,200)	–	(362,200)	–	(329,190)	–	(329,190)
減少少數股東權益	–	8,194	38,025	46,219	–	8,086	68,852	76,938
增加遞延税項負債	–	(399,002)	23,083	(375,919)	–	(376,296)	19,686	(356,610)
	–	(753,008)	(39,738)	(792,746)	–	(697,400)	(44,197)	(741,597)

於二零零三年七月一日對恒基發展集團權益因採納新香港財務報告準則之財務上影響概述如下：

	原先列報	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	重新列報
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
物業重估儲備	1,815,358	(535,371)	–	–	1,279,987
溢利保留	10,389,213	535,371	(697,400)	(44,197)	10,182,987

四　重要會計決策

除了某些物業及證券投資是以重估價值列賬外，本財務報表是按歷史成本為基礎編制的；及依據香港普遍採納的會計原則編制而所採用的主要會計政策則詳列如下：

(A) 綜合基準

綜合財務報表包括恒基發展及其附屬公司截至每年六月三十日止之財務報表。

年內收購或出售之附屬公司業績分別由收購之生效日期起綜合計算，或綜合計算至出售之生效日期止（視乎情況而定），有關業績乃載於綜合收益表內。

恒基發展集團內公司間之所有重大交易及結餘均於綜合時對銷。

三 總結改變會計政策之影響

本年度及上年度就附註二描述改變會計政策影響之結果如下：

	二零零五年				二零零四年			
	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計	香港會計準則第40號	香港會計準則詮釋第21號	香港詮釋第一號	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
增加折舊及攤銷	–	–	(19,371)	(19,371)	–	–	(21,289)	(21,289)
減少物業、廠房及設備減值	–	–	–	–	–	–	53,178	53,178
增加投資物業之公平價值收益	890,345	–	–	890,345	160,933	–	–	160,933
增加應佔聯營公司業績	635,246	–	–	635,246	195,412	–	–	195,412
增加應佔聯營公司税項	–	(111,682)	–	(111,682)	–	(33,010)	–	(33,010)
(增加)減少遞延税項	–	(117,713)	2,887	(114,826)	–	(22,706)	3,397	(19,309)
減少(增加)少數股東權益	–	–	8,604	8,604	–	108	(30,827)	(30,719)
	1,525,591	(229,395)	(7,880)	1,288,316	356,345	(55,608)	4,459	305,196

業主自用的土地租賃權益

土地及樓宇租賃之土地及樓宇應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概視為融資租賃。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地的租賃權益應重新分類為營運租賃下之預付款額，以成本入賬並按租賃期作攤銷。若未能可靠地分配為土地或樓宇部份，土地的租賃權益繼續分類為物業、廠房及設備入賬。

聯營公司之投資

倘聯營公司編製財務報告表之報告日不同於恒基發展集團之報告日，則該等報告日相差不得超逾三個月。兩個日期之間發生之重大交易之影響須於編製恒基發展集團財務報告表時就權益會計作出調整。

證券投資

於過往年度，恒基發展集團根據會計實務準則第二十四號之基準處理方式將其債務及股本證券分類及計算。根據會計實務準則第二十四號，債務或股本證券投資乃列作「投資證券」、「其他投資」或「持有至到期證券」，以適合者為準。「投資證券」乃按成本減減值虧損(如有)計算，「其他投資」乃按公平值計算，而未變現收益或虧損則計入損益。「持有至到期證券」乃按攤銷成本減減值虧損(如有)計算。由二零零五年七月一日起，恒基發展集團將按香港會計準則第三十九號將債務證券及股本證券分類及計量。根據該準則，財務資產分類為「於損益賬按公平值處理的財務資產」、「可出售財務資產」、「貸款及應收款項」或「持有至到期財務資產」。該分類乃根據資產購入時之性質。「於損益賬按公平值處理的財務資產」及「可出售財務資產」以公平值列賬，公平值的變動分別確認為損益及權益。「貸款及應收款項」及「持有至到期財務資產」採用實際利率法按攤銷成本持有。

財務證券與股本證券以外之財務資產及財務負債

由二零零五年七月一日起，恒基發展集團將就債務證券及股本證券以外的財務資產及財務負債(以往不屬於會計實務準則第二十四號範圍)按照香港會計準則第三十九號的規定進行分類及計量。如前所述，香港會計準則第三十九號將財務資產分類為「於損益賬按公平值處理的財務資產」、「可出售財務資產」、「貸款及應收款項」及「持有至到期財務資產」。財務負債基本上分類為「於損益賬按公平值處理的財務負債」或「於損益賬按公平值處理的財務負債以外之其他財務負債(其他財務負債)」。「其他財務負債」以實際利率法按攤銷成本持有。

恒基發展集團已評估其他新香港財務報告準則之潛在影響，但目前仍未能釐訂此等新香港財務報告準則對恒基發展集團經營業績及財務狀況之影響。此等新香港財務報告準則可能影響恒基發展集團日後編製及呈報業績及財務狀況。

採納香港詮釋第一號，恒基發展集團是按直線法計算高速公路經營權之攤銷及橋樑之折舊。基於香港詮釋第一號解釋並無任何特定過渡安排之規定，新會計政策以追溯方式應用。比較的數字已重列(財務影響載於附註三)。

於本年度，恒基發展集團已提早採納香港會計準則第四十號*投資物業*及香港會計準則詮釋第二十一號*所得稅－已重估不可折舊資產的收回*。

香港會計準則第四十號投資物業

於過往年度，投資物業乃於結算日根據獨立專業評估之公開市值入賬。重估投資物業而產生之任何價值增減乃計入物業重估儲備或自該儲備中扣除，除非該儲備之結餘不足以彌補重估值減少，在此情況下，超出物業重估儲備結餘之重估值減少則計入收益表內。當減少於收益表中扣除，及後產生重估增值，則該等增值將按已從收益表中扣除之數額為限計入收益表中。在出售投資物業時，該物業應佔之物業重估儲備結餘將撥入收益表內。投資物業契約之尚餘期限若不少於20年，則不予折舊。

香港會計準則第四十號提倡成本模式及公平價值模式去測量投資物業。在公平價值模式下，香港會計準則第四十號要求本期間公平價值產生之改變，須直接在收益表確認。恒基發展集團在投資物業上已追溯地選用公平價值模式及應用香港會計準則第四十號。比較的數字已重列(財務影響載於附註三)。

香港會計準則詮釋第二十一號所得稅－已重估不可折舊資產的收回

於過往年度，根據以往的詮釋，重估投資物業而產生的遞延稅項乃根據有關物業透過出售以收回賬面值的稅務影響作出評估。

在本年度，恒基發展集團已採納香港會計準則詮釋第二十一號，由於此項詮釋刪除投資物業透過出售以收回賬面值的假定，因此投資物業的遞延稅項現根據恒基發展集團預期於每一結算日收回有關物業賬面值的方式的稅務影響作出評估。香港會計準則詮釋第二十一號缺乏任何具體過渡條文，所以恒基發展集團追溯應用此項會計政策的轉變。比較的數字已重列(財務影響載於附註三)。

恒基發展集團已開始估計其他新香港財務報告準則之潛在影響，目前已確定採納香港會計準則第十六號*物業、廠房及設備*，香港會計準則第十七號*租賃*，香港會計準則第二十八號*聯營公司之投資*及有關詮釋可能導致日後編製及呈報會計年度業績有所影響。

酒店物業

於過往年度，恒基發展集團自行營運的酒店物業是以重估價值入賬，並不作出折舊。香港詮釋第二號*適合酒店物業之會計政策*要求業主持作營運的酒店大樓、整體機械及設備將根據香港會計準則第十六號入賬。酒店所在之相關租賃土地則按成本列賬，並於租期內攤銷。

賬目附註

截至二零零五年六月三十日止年度

一　簡介

恒基發展為香港註冊成立之公眾有限公司，其恒基發展股份於聯交所上市。恒基發展之最終控股公司乃於香港註冊成立之恒基兆業。

恒基發展乃一投資控股公司，其附屬公司之主要業務包括物業發展及投資、投資控股、基建項目、百貨業務、保安護衛服務、酒店業務及資訊科技發展。

二　近期頒佈之會計準則之採納／潛在影響

香港會計師公會頒佈多項新訂及經修訂之香港會計準則及香港財務報告準則及詮釋(於本文統稱「新香港財務報告準則」)。除下列兩項外，新香港財務報告準則自二零零五年一月一日或之後開始之會計期間生效。

香港財務報告準則第三號*企業合併*適用於協議日期為二零零五年一月一日或之後之企業合併及香港詮釋第一號*適合基建設施之會計政策*自二零零四年十月一日開始生效。

恒基發展集團對於香港財務報告準則第三號及香港詮釋第一號主要影響總結如下：

香港財務報告準則第三號企業合併

恒基發展集團已採納香港財務報告準則第三號於協議日期為二零零五年一月一日或以後之企業合併。恒基發展集團已應用香港財務報告準則第三號在二零零五年一月購入兆堅建業有限公司之剩餘權益及本年度內購入若干聯營公司之部份權益之交易。採納香港財務報告準則第三號後，本年度並無因以上交易產生商譽於綜合收益表內攤銷。

根據香港財務報告準則第三號之過渡條例，恒基發展集團將由二零零五年一月一日或以後首個財政年度(即二零零五年七月一日)開始應用已修定之商譽會計政策。所以本年度及以往年度之金額並無重大影響。

香港詮釋第一號適合基建設施之會計政策

於本年度，恒基發展集團已採納香港會計師公會頒佈之香港詮釋第一號*適合基建設施之會計政策*。

採納香港詮釋第一號之影響主要與基建設施攤銷或折舊方法有關，尤其是通行費公路。於過往年度，恒基發展集團是按償債基金法計算高速公路經營權之攤銷及橋樑之折舊。

	附註	2005 港幣千元	2004 港幣千元 (重列)
融資			
派發股息予股東		(704,191)	(619,840)
派發股息予少數股東		(33,347)	(66,383)
借入(償還)同母系附屬公司借款		229,069	(127,249)
償還少數股東款		(3,972)	(10,474)
借入(償還)聯營公司款		2,485	(234)
償還投資公司款		–	(4,143)
償還融資租約之承擔		(71)	(47)
發行股份予少數股東		–	2,340
借入銀行新借款及其他新借款		–	6,100
償還銀行借款及其他借款		(53,178)	(287,421)
融資所用之現金淨額		(563,205)	(1,107,351)
現金及現金等值之增加		931,724	1,057,072
現金及現金等值於年初結存		1,814,443	757,371
現金及現金等值於年終結存		2,746,167	1,814,443
現金及現金等值結餘分析			
銀行結存及現金		2,779,950	1,843,613
銀行透支		(33,783)	(29,170)
		2,746,167	1,814,443

綜合現金流量表
截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 港幣千元 (重列)
營運業務			
經營溢利		1,471,572	889,196
調整項目：			
證券投資股息收入		(10,070)	(19,115)
折舊及攤銷		85,627	85,294
利息收入		(52,813)	(28,947)
出售證券投資溢利		–	(61,911)
出售物業、廠房及設備之虧損(溢利)		2,065	(76,091)
持有未貫現盈利之證券投資		(25,942)	(48,901)
物業、廠房及設備減值		–	435
待發展物業減值撤回		–	(367)
待出售已建成物業減值撤回		–	(17,254)
壞賬撥備		5,671	3,321
投資物業之公平價值收益之增加		(890,345)	(160,933)
營運資本變動前之營運現金流量		585,765	564,727
應收售樓分期款之減少(增加)		2,515	(812)
存貨之增加		(2,477)	(900)
待出售已建成物業之減少		506	2,627
應收賬款、按金及預付費用之增加		(95,252)	(9,695)
應付賬項及應付費用之增加(減少)		56,649	(28,448)
營運產生之現金		547,706	527,499
税項支出		(64,088)	(49,780)
利息支出		(13,021)	(17,310)
支付租賃利息		(14)	(4)
營運業務產生之現金淨額		470,583	460,405
投資活動			
聯營公司及證券投資股息收入		938,181	884,969
利息收入		53,533	33,717
購買投資物業		(53)	(549)
購買物業、廠房及設備		(22,203)	(19,168)
購入附屬公司部份權益款		(50,904)	–
購入聯營公司部份權益款		(23,668)	–
購入證券投資款		(514)	–
出售物業、廠房及設備收入		219	6,625
出售證券投資收入		40,794	804,425
投資公司借入借款		(126)	(38)
聯營公司償還(借入)借款		85,479	(579)
少數股東償還(借入)借款		3,589	(5,326)
出售附屬公司收入(現金及現金等值之淨值)	卅四	19	(58)
投資活動產生之現金淨額		1,024,346	1,704,018

綜合權益變動表

截至二零零五年六月三十日止年度

	2005 港幣千元	2004 港幣千元 (重列)
於年初之總權益		
前期報告	20,824,626	19,249,420
前期調整(附註三)	(792,746)	(741,597)
重新列報	20,031,880	18,507,823
重估酒店物業升值未於綜合收益表上確認	19,800	14,000
	20,051,680	18,521,823
本年度溢利	3,505,160	2,129,869
已派股息	(704,332)	(619,812)
於年終之總權益	22,852,508	20,031,880

	附註	恒基發展集團 2005 港幣千元	恒基發展集團 2004 港幣千元 (重列)	恒基發展 2005 港幣千元	恒基發展 2004 港幣千元
股本及儲備					
股本	卅	563,466	563,466	563,466	563.466
儲備	卅一	22,289,042	19,468,414	11,985,225	11,396,022
		22,852,508	20,031,880	12,548,691	11,959,488
少數股東權益		744,759	755,761	–	–
非流動負債					
借款	廿八	135,679	183,423	–	–
遞延稅項負債	卅二	565,828	446,060	–	–
融資租約之承擔	廿九	416	–	–	–
欠少數股東款	卅三	143,588	147,560	–	–
同母系附屬公司借款	四十三	301,234	72,165	–	–
		1,146,745	849,208	–	–
		24,744,012	21,636,849	12,548,691	11,959,488

第四十五頁至第九十七頁之賬目已經於二零零五年九月二十八日獲恒基發展董事會通過，並由下列董事代表簽署：

李兆基　　　　李達民
董事　　　　董事

資產負債表
二零零五年六月三十日

	附註	恒基發展集團 2005 港幣千元	恒基發展集團 2004 港幣千元 (重列)	恒基發展 2005 港幣千元	恒基發展 2004 港幣千元
非流動資產					
投資物業	十六	5,000,682	4,110,284	–	–
物業、廠房及設備	十七	1,835,530	1,880,837	–	–
待發展物業	十八	11,016	11,016	–	–
附屬公司權益	十九	–	–	2,157,974	2,107,070
聯營公司權益	二十	14,556,825	13,139,466	164,226	164,226
證券投資	廿一	241,640	215,418	30	30
少數股東欠款	廿二	80,930	84,519	–	–
應收賬款、按金及預付費用	廿三	132,863	131,430	–	–
應收售樓分期款		4,901	5,633	4,871	5,191
		21,864,387	19,578,603	2,327,101	2,276,517
流動資產					
存貨	廿四	29,166	26,689	–	–
證券投資	廿一	–	41,096	–	–
待出售已建成物業	廿五	248,085	248,591	–	–
應收賬項、按金及預付費用	廿三	348,788	260,844	9,654	9,653
應收售樓分期款		576	2,359	321	302
附屬公司欠款		–	–	10,444,153	10,235,227
聯營公司欠款	四十三	42,009	127,488	41,897	38,967
投資公司欠款	廿六及四十三	6,502	6,376	–	–
已抵押銀行存款	卅七	20,205	20,205	–	–
銀行結存及現金	卅七	2,779,950	1,843,613	233	251
		3,475,281	2,577,261	10,496,258	10,284,400
流動負債					
應付賬項及應付費用	廿七	280,817	224,027	4,964	3,681
欠附屬公司款		–	–	269,704	597,748
欠聯營公司款	四十三	2,485	–	–	–
税項		185,330	167,257	–	–
借款	廿八	126,910	127,731	–	–
融資租約之承擔	廿九	114	–	–	–
		595,656	519,015	274,668	601,429
流動資產淨額		2,879,625	2,058,246	10,221,590	9,682,971
		24,744,012	21,636,849	12,548,691	11,959,488

2. 恒基發展集團截至二零零五年六月三十日止年度之經審核綜合財務報表

根據本文件所採用之詞彙定義，以下資料節錄自恒基發展集團截至二零零五年六月三十日止年度經審核綜合財務報表。以下有關經審核綜合財務報表之頁碼，乃指恒基發展二零零五年年報之頁碼。

綜合收益表

截至二零零五年六月三十日止年度

	附註	2005 港幣千元	2004 港幣千元 (重列)
營業額	五	1,294,420	1,255,773
直接成本		(591,816)	(592,610)
		702,604	663,163
其他營運收入	七	71,726	86,565
出售證券投資溢利		–	61,911
出售物業、廠房及設備之(虧損)溢利	八	(2,065)	76,091
持有未實現盈利之證券投資		25,942	48,901
物業、廠房及設備減值		–	(435)
待發展物業減值撤回		–	367
待出售已建成物業減值撤回		–	17,254
投資物業之公平價值收益		890,345	160,933
分銷費用		(55,398)	(62,059)
行政費用		(161,582)	(163,495)
經營溢利	九	1,471,572	889,196
財務費用	十	(13,035)	(16,173)
應佔聯營公司業績		2,870,868	1,831,631
商譽攤銷		(74,104)	(59,555)
負商譽釋放至收益		6,264	9,000
除稅項前溢利		4,261,565	2,654,099
稅項	十三	(690,734)	(430,072)
除少數股東權益前溢利		3,570,831	2,224,027
少數股東權益		(65,671)	(94,158)
本年度溢利		3,505,160	2,129,869
股息	十四	788,852	647,985
每股恒基發展股份盈利	十五	港幣1.24元	港幣0.76元

1. 三年財務概要

載於下列為恒基發展集團截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年之經審核綜合財務業績概要：

	截至六月三十日止年度		
	二零零五年	二零零四年	二零零三年
	港幣千元	港幣千元 (經重列)	港幣千元
營業額	1,294,420	1,255,773	1,181,245
經營溢利	1,471,572	889,196	466,459
應佔聯營公司及共同控制公司業績	2,870,868	1,831,631	1,539,060
除税前日常業務溢利	4,261,565	2,654,099	1,923,458
所得税	(690,734)	(430,072)	(315,160)
除税後日常業務溢利	3,570,831	2,224,027	1,608,298
少數股東權益	(65,671)	(94,158)	(43,020)
恒基發展股東應佔年度溢利	3,505,160	2,129,869	1,565,278
股息	(788,852)	(647,985)	(619,812)
每股恒基發展股份盈利(港幣)	1.24	0.76	0.56
每股恒基發展股份之股息(港幣)	0.28	0.23	0.22

附註：

(1) 二零零四年度之數字乃經過調整，藉以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計政策。

(2) 二零零三年度之數字並未經過調整，以反映因採納香港會計準則第40號、香港會計準則詮釋第21號及香港詮釋第1號而須改變之會計政策。倘若於截至二零零三年六月三十日止年度採納該等新會計準則及詮釋，則恒基發展股東應佔恒基發展集團於本年度之溢利，減少約港幣603,000,000元。

(3) 就截至二零零三年、二零零四年及二零零五年六月三十日止三個財政年度各年而言，核數師報告中並無作出任何保留意見。

(4) 於過去三個財政年度，並無任何非經常性或特殊項目。

信封上註明「交回法院指令會議代表委任表格及／或股東特別大會代表委任表格－恒基兆業發展有限公司」，方便獨立少數股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，獨立少數股東仍可親自出席有關會議，並按意願於會上投票。倘若獨立少數股東於遞交有關代表委任表格後出席會議，則交回之代表委任表格將被視為作廢。

為決定有權出席法院指令會議及股東特別大會，並於該等會議上投票之獨立少數股東，由二零零六年一月十八日星期三至二零零六年一月二十日星期五(包括首尾兩日)，將暫停辦理股份過戶登記手續。於該段期間內，不會過戶任何恒基發展股份。為符合資格於法院指令會議及股東特別大會上投票，所有有關股票及過戶文件，均須於二零零六年一月十七日星期二下午四時正前，交回上述地址之恒基發展股份過戶登記處標準証券登記有限公司。

假設條件獲達成或(如適用)豁免，則預期該計劃將於生效日期生效，即預期為二零零六年二月二十二日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過所有決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位之日期詳情。

其他資料

有關該建議之其他資料載於本文件之各附錄，全部附錄均屬本說明函件之一部分。

要求於股東特別大會上以投票方式表決之程序

根據恒基發展章程細則第80條細則，於恒基發展任何股東大會上提呈表決之決議案須以舉手表決方式進行，除非(於宣佈舉手表決結果之前)要求以投票方式表決，或除非上市規則或任何其他適用法律、規則或規例可能不時規定以投票方式表決則作別論。以投票方式表決之要求可由下列人士提出：

(a) 該大會主席；

(b) 有權於大會上投票，並親身出席或由委任代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由委任代表出席之一名或多名股東；或

(d) 一名或多名親自出席大會之股東或其委任代表，彼等須持有獲賦予可在大會上投票之恒基發展股份，而該等恒基發展股份之實繳股款總額不少於附有該等權利之所有恒基發展股份實繳股款總額十分之一之股份。

一名股東之委任代表(或倘股東為法團，則由其正式授權代表出席)所提出之要求將被視作猶如一名股東所提出之要求。

獨立少數股東將採取之行動

本文件隨附適用於法院指令會議之粉紅色代表委任表格及適用於股東特別大會之白色代表委任表格。

無論獨立少數股東能否親自出席該等會議，務請其按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基發展之股份過戶登記處標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，或由二零零六年一月三日起，則為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下，交回之時間不得遲於下列各時間。由二零零六年一月三日起，恒基發展之股份過戶登記處將遷往香港灣仔皇后大道東28號金鐘匯中心26樓。就法院指令會議適用之粉紅色代表委任表格而言，務請於二零零六年一月十八日星期三上午十一時正前交回此代表委任表格，倘未於上述時間交回，可親自交予法院指令會議主席。股東特別大會適用之白色代表委任表格，必須於二零零六年一月十八日星期三上午十一時三十分前交回，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，

緊隨法院指令會議後，將舉行股東特別大會，以考慮及酌情通過一項批准及使該計劃生效之特別決議案。

於最後實際可行日期，控股人士仍實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本約73.48%。由於控股人士均為恒基地產之間接全資附屬公司，該等恒基發展股份不會構成計劃股份之一部分，因而將不會於法院指令會議上，就批准該計劃作代表或投票之用。該等恒基發展股份亦將不會於股東特別大會上，就批准及使該計劃生效而作投票之用。概因並無任何禁制規限控股人士出席股東特別大會及在會上投票，故控股人士亦已表示，倘該計劃於法院指令會議上獲批准，則彼等或彼等之代名人持有之恒基發展股份將投票贊成將在股東特別大會上提呈之特別決議案。

鑑於第71至73頁「該建議對恒基發展及恒基地產之股權結構之影響」一節之「恒基發展」一段之解釋，恒基地產於該建議擁有權益，加上除外人士與恒基地產之間之關係，除外人士(基於上市規則第14A章對「關連人士」所賦予之涵義，彼等有些為關連人士)實益擁有之全部57,014,064股恒基發展股份，相當於恒基發展已發行股本之約2.03%，雖然構成計劃股份之一部分，但將不會於法院指令會議上就批准該計劃而作代表或投票之用。原因是根據收購守則，除外人士均被視為與恒基地產一致行動之人士。然而，該等恒基發展股份均構成計劃股份之一部分。並無任何禁制規限恒基發展股份(由除外人士實益擁有)持有人出席股東特別大會及在會上投票(惟不包括何永勳、李鏡禹、李達民、梁昇及羅德丞，彼等全都正在尋求執行人員裁定彼等作為恒基地產董事，並無面對利益衝突，以致收購守則第2.4條會適用於該建議時確認，彼等不會以恒基發展股東之身份參與批准該建議之該等會議)。

召開該等大會之通告載於本文件第326至329頁。該等大會將會於二零零六年一月二十日星期五，於該等通告各自所指定之時間假座香港中環金融街八號四季酒店海景禮堂舉行。

恒基地產董事已獲悉，馬來西亞法律禁止向居於馬來西亞或其登記地址位於馬來西亞之恒基發展股東，提供、提供以供認購或購買以及配發及發行恒基地產股份，惟事先向馬來西亞證券委員會取得批准，且已將一份符合一九九三年證券委員會法(以修訂本為準)之規定之章程於證券委員會註冊之情況則除外。恒基地產董事相信，取得該事先批准及將本文件註冊為章程，因延遲、開支或其他因素而屬於不必要繁瑣之舉。因此，上一段所載之安排，將應用於居於馬來西亞或其登記地址位於馬來西亞之恒基發展股東身上，且只要就居於馬來西亞或其登記地址位於馬來西亞之恒基發展股東而言，將向彼等寄發之本文件不構成或擬構成向該等恒基發展股東提出有關認購或收購恒基地產股份之要約或邀請，且本文件將不會計劃向該等恒基發展股東發行或擬發行恒基地產股份。除了馬來西亞外，目前並不預期上一段所述事宜將發生於任何其他海外獨立少數股東身上。倘若該等事宜將發生於任何海外獨立少數股東(不包括居住在馬來西亞或其登記地址為馬來西亞之少數獨立股東股東)身上，恒基地產便將另行發表公佈。

稅項

香港或其他司法權區之計劃股份持有人如對該建議所涉及之稅務影響，尤其是收取註銷代價會否令該等計劃股份持有人須支付香港或其他司法權區之稅項等事宜有任何疑問，應請諮詢彼等之專業顧問。

該等會議

法院已指命舉行法院指令會議，以考慮及酌情通過批准該計劃之決議案(不論有否修訂)。就法院批准該計劃而言，若大多數股東(即相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三)投票贊成該計劃，則該決議案將被視為已被通過。誠如上文所述，根據收購守則，只有當(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持所有恒基發展股份之10%，該決議案方被視為已被通過。根據獨立少數股東所持690,069,472股恒基發展股份計，於最後實際可行日期，該等恒基發展股份之10%，相當於69,006,947股恒基發展股份。

星期一起至二零零六年六月六日星期二(包括首尾兩日)止期間內,就買賣有關恒基地產股份之碎股而提供配對服務。根據該計劃發行或轉讓之恒基地產股份碎股之持有人,如欲使用這設施,可於上述期間聯絡以下代理:

聯絡人	電話號碼
張健華先生 一營銷董事	2863 8892
何俊文先生 一營銷員	2820 4600

該計劃項下之恒基地產股份碎股持有人務須注意,恒基地產股份碎股之買賣配對並不獲擔保。有關恒基地產股東對於上述設施如有任何疑問,應諮詢彼等本身之專業顧問。

海外獨立少數股東

向香港以外地區居住之獨立少數股東提出該建議及有關人士接納該建議可能受其他司法權區之法律及規例規限。該等獨立少數股東應遵守及自行了解彼等各自之司法權區內任何適用之法律或監管規定。海外獨立少數股東有責任完全遵守有關司法權區有關此等事項之法例及監管規定,包括取得可能需要之任何政府或外滙管制或其他同意,或辦理其他必要之正式手續,以及支付於該司法權區應付之任何發行、轉讓費用或其他稅項。

該計劃規定,倘若恒基地產董事或恒基發展董事已得悉,向海外獨立少數股東配發及發行恒基地產股份,可能受到任何相關法律所禁止,或除非在符合某些恒基地產董事或恒基發展董事因延遲、開支或其他因素而認為過份嚴苛的條件或規定否則會被禁止的情況,則恒基地產可能向恒基地產董事揀選之人士配發及發行相關恒基地產股份。有關人士將盡快於市場上出售該等股份,並向相關海外獨立少數股東支付銷售所得之款項淨額,以全面履行償付彼等於恒基地產股份之權利(若並無該計劃之是項條文,其本應根據該計劃而有權享有),惟支付之款項少於港幣50元者,將保留給恒基地產。恒基地產董事所揀選之人士將合理地盡快於其他獨立少數股東預期接獲彼等之恒基地產股份之股票當日(預期為二零零六年三月六日星期一)或之後,按可能於市場上合理取得之價格,在市場上出售相關恒基地產股份。銷售所得款項淨額於扣除開支後,將於進行任何有關銷售事宜後十四日內,但於任何情況下於生效日期起二十八日內,寄發予相關海外獨立少數股東,郵誤風險概由有關股東承擔。在並無任何不真誠或故意失責之情況下,概無恒基地產、恒基發展或彼等之任何經紀或代理須對於因任何有關銷售事宜之進行時間或條款所產生之任何損失承擔任何法律責任。

恒基發展將以報章公佈形式通知少數股東該計劃生效，以及恒基發展股份於聯交所撤銷上市地位之確實日期。

倘該計劃不獲批准或遭撤回或失效，則維持恒基發展股份於聯交所之上市地位。

登記及寄發股票

建議於緊隨二零零六年二月十七日星期五下午四時正後(或以報章公佈方式通知少數股東之其他日期)暫停辦理股份過戶登記手續，以確定根據該計劃獲得註銷價之權利。少數股東或彼等之所有權繼承人應確保彼等之恒基發展股份，於暫停辦理股東登記手續前，以彼等之名義或彼等代名人之名義登記或送交恒基發展之股份過戶登記處以作登記。恒基發展之股份過戶登記處，標準証券登記有限公司之地址為香港灣仔告士打道56號東亞銀行港灣中心地下。由二零零六年一月三日起，恒基發展之股份過戶登記處將遷往香港灣仔皇后大道東28號金鐘匯中心26樓。

假設該計劃於二零零六年二月二十二日星期三生效，則恒基地產股份之股票(即該計劃項下之註銷代價)預期於二零零六年三月四日星期六或之前寄發計劃股份持有人或彼等提名之人士。

倘恒基發展之股份過戶登記處於生效日期前並無收到以書面作出之任何相反特定指示，則恒基地產股份之股票(即該計劃項下之註銷代價)，將寄予於記錄時間名列股東名冊之恒基股份持有人各自之地址，倘為聯名持有人，則寄予股東名冊就聯名持有而名列首位之聯名持有人之登記地址。所有該等股票將郵寄予有權收取該等股票之人士，風險由彼等自行承擔。恒基地產及恒基發展將不會對遺失或傳遞延誤承擔任何責任。

註銷代價將根據該計劃之條款獲悉數支付，但將並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向任何計劃股份持有人行使權利。

碎股交易安排

為了促使買賣根據該計劃發行或轉讓之恒基地產股份之碎股，恒基地產已委任DBS唯高達香港有限公司(地址為香港德輔道中68號萬宜大廈18-19樓)，於由二零零六年三月六日

3. 富生為與若干恒基地產董事有關之信託之受託人所控制，故根據收購守則，被視為與恒基地產一致行動之人士。

4. 何永勳、李鏡禹、李達民、梁昇及羅德丞乃恒基地產董事，並根據收購守則被視為與恒基地產一致行動之人士。

5. 馮振華乃恒基地產董事馮李煥琼之兒子。林高禹乃恒基地產董事林高演之胞弟。李兆麟乃李兆基之胞兄。因此根據收購守則，馮振華、林高禹及李兆麟被視為與恒基地產一致行動之人士。

6. Tako Assets及Thommen乃香港小輪之全資附屬公司，而恒基發展擁有香港小輪31.33%權益。作為恒基發展(為恒基地產之附屬公司)之聯營公司之附屬公司，根據收購守則，Tako Assets及Thommen被視為與恒基地產一致行動之人士。

7. CSFB為恒基地產之財務顧問，故根據收購守則，CSFB集團之成員公司Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International均被視為與恒基地產一致行動之人士。

8. 除外人士實益擁有之所有恒基發展股份，將構成計劃股份之一部分。

9. 在除外人士中，由於關連人士與恒基地產之關係，故屬於上市規則第14A章所界定之「關連人士」。

10. 控股人士及除外人士均為與恒基地產行動一致之人士，或根據收購守則假定為與恒基地產行動一致之人士。

11. 少數股東持有之恒基發展股份總數，相等於除外人士(包括關連人士)及獨立少數股東實益擁有之恒基發展股份總數。

本文件附錄四第3節「披露權益」載有恒基發展董事、除外人士、恒基發展股東或恒基發展之債權人或其他人士，以及該計劃之影響(有別於對其他計劃股份持有人之類似權益之影響)之其他詳情。

股票、買賣及上市

該計劃生效後，所有計劃股份將被註銷及取消，而代表計劃股份之所有股票將不再作為有效文件或所有權憑證。

恒基發展將向聯交所申請，於緊隨生效日期(預期為二零零六年二月二十二日星期三)後，撤銷恒基發展股份於聯交所之上市地位。在這情況下，恒基發展股份預期於同日撤銷於聯交所之上市地位。

股權結構，有關控股人士及除外人士權益之資料

下表載有於最後實際可行日期，已發行恒基發展股份之擁有情況，包括由控股人士及除外人士實益擁有之恒基發展股份：

恒基發展股東	附註	恒基發展股份數目	%
賓勝	1	802,854,200	28.50
敏勝	1	602,168,418	21.37
踞威	1	363,328,900	12.90
Gainwise	1	217,250,000	7.71
登銘	1	84,642,341	3.00
控股人士實益擁有之恒基發展股份總數		2,070,243,859	73.48
李兆基	2、8及9	34,779,936	1.23
富生	3、8及9	5,615,148	0.20
何永勳	4、8及9	1,100	0.00
李鏡禹	4、8及9	1,001,739	0.04
李達民	4、8及9	6,666	0.00
梁昇	4、8及9	150,000	0.01
羅德丞	4、8及9	404,375	0.01
馮振華	5、8及9	1,751,000	0.06
林高禹	5、8及9	389,000	0.01
李兆麟	5、8及9	4,897,100	0.18
Tako Assets Limited	6、8及9	3,000,000	0.11
Thommen Limited	6、8及9	1,406,000	0.05
CSFB集團之成員公司	7、8及9	3,612,000	0.13
除外人士實益擁有之恒基發展股份總數	8及9	57,014,064	2.03
控股人士及除外人士實益擁有之恒基發展股份總數	10	2,127,257,923	75.51
獨立少數股東		690,069,472	24.49
總計		2,817,327,395	100.00
少數股東	11	747,083,536	26.52

附註：

1. 根據收購守則，控股人士被視為與恒基地產一致行動之人士。

2. 根據收購守則，恒基地產董事李兆基被視為與恒基地產一致行動之人士。

財務資料

恒基地產集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合財務業績概述如下：

	截至六月三十日止年度	
	二零零五年	二零零四年
	港幣千元	港幣千元
		(重列)
營業額	5,833,261	6,727,118
經營溢利	1,763,834	2,444,819
除稅前經常性溢利	14,732,414	8,168,096
除稅後但未計少數股東權益前之經常性溢利	12,331,072	7,049,212
每股恒基地產股份除稅後但未計之少數股東權益前之經常性溢利	港幣6.80元	港幣3.95元
恒基地產股東應佔溢利	10,853,521	6,173,343
每股恒基地產股份盈利	港幣5.98元	港幣3.46元

截至二零零五年六月三十日，恒基地產集團之經審核綜合資產淨值約為港幣66,699,000,000元或每股恒基地產股份約港幣36.76元。

未來意向

除了下文所述外，恒基地產無意終止恒基發展集團之業務或對其作任何重要改動，包括不會於不久將來重新調配恒基發展集團之固定資產，並會繼續聘用恒基發展集團之僱員，惟於恒基發展集團之正常業務範圍內進行者除外。鑑於投資者對於近期在聯交所上市之領匯房地產投資信託基金之投資反應殷切，故恒基地產已獲多家財務機構接觸，提及有關透過首次公開發售房地產投資信託單位，將恒基地產集團之若干房地產資產(可能包括恒基發展集團之資產)撥售之建議。該等建議中所包括之資產，可能主要為恒基地產集團(不包括恒基發展集團)之資產，以及恒基發展集團之某些資產。恒基地產董事局或恒基發展董事局對於是否進行或何時進行有關建議等方面尚未有作出決定，惟各董事局將視乎市況而繼續考慮有關建議，並將於決定進行有關建議時，遵守一切適用之披露規定。

恒基地產無意出售或促使任何控股人士出售任何彼等於恒基發展之實益權益。恒基地產董事有意於執行該計劃時撤銷恒基發展股份在聯交所之上市地位，或於該計劃不獲批准或被撤銷或失效時，維持恒基發展股份在聯交所之上市地位。

恒基發展集團於二零零五年六月三十日之淨現金狀況，在扣除銀行貸款及借款總額約港幣263,000,000元後，約為港幣2,538,000,000元。除恒基發展集團之一間在中國從事基建業務之附屬公司之一部銀行借款是以人民幣計值外，恒基發展集團之所有借款均無抵押及大部分為有承諾額度。恒基發展集團截至最後兩個財政年底之未償還銀行借貸及借款之償還期分別概述如下：

	於六月三十日	
	二零零五年	二零零四年
	(港幣千元)	(港幣千元)
銀行現金及手頭現金	2,800,155	1,863,818
減：銀行貸款及借款之償還期：		
一年內	(126,910)	(127,731)
一年後及兩年內	(49,889)	(47,744)
兩年後及五年內	(85,790)	(135,679)
銀行貸款及借款總額	(262,589)	(311,154)
淨現金狀況	2,537,566	1,552,664

恒基發展集團在上一個財政年度之利息支出因償還銀行貸款及借款而下降至港幣13,000,000元(二零零四年：港幣16,000,000元)。恒基發展集團之銀行借貸及借款主要由香港多家國際銀行提供，借貸利息主要按香港銀行同業拆息基準加議定之息差計算，故屬浮息性質。

截至二零零五年六月三十日，恒基發展集團之股東權益約為港幣22,853,000,000元(二零零四年：港幣20,032,000,000元)，與上個財政年底所錄得者比較，增幅為14.08%。恒基發展集團財政狀況穩健，資本雄厚，淨現金水平高。恒基發展集團現有充裕之銀行承諾信貸額度及穩定之經常性收入基礎帶來持續之流入現金，令恒基發展集團具備充裕之財務資源應付日常業務運作及作未來業務擴展之資金需求。

有關恒基地產集團之資料

歷史

恒基地產為於香港註冊成立之有限公司，恒基地產股份自一九八一年起於聯交所及其前身上市。恒基地產為一家投資控股公司，其附屬公司之主要業務為物業發展及投資、項目管理、建築工程、物業管理、基建項目、酒店業務、百貨業務、財務及投資控股。

香港中華煤氣及恒基數碼於二零零五年八月聯合公佈有關恒基發展及香港中華煤氣建議私有化恒基數碼，有關股份之註銷價為每股現金港幣0.42元。私有化於二零零五年十二月八日生效，於最後實際可行日期，恒基數碼由恒基發展及香港中華煤氣分別實益持有約78.69%及21.31%。

財務資料

恒基發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合業績概列如下：

	截至六月三十日止年度	
	二零零五年	二零零四年
	港幣千元	港幣千元 (經重列)
營業額	1,294,420	1,255,773
經營溢利	1,471,572	889,196
除稅前日常業務之溢利	4,261,565	2,654,099
除稅後但未計少數股東權益前之日常業務溢利	3,570,831	2,224,027
除稅後但未計每股恒基發展股份之少數股東權益前之日常業務溢利	港幣1.27元	港幣0.79元
恒基發展股東應佔溢利	3,505,160	2,129,869
每股恒基發展股份盈利	港幣1.24元	港幣0.76元

有形資產淨值

於二零零五年六月三十日，恒基發展有形資產淨值約為港幣21,699,000,000元(相當於每股恒基發展股份港幣7.70元)。恒基發展經調整有形資產淨值則約為港幣46,268,000,000元(相當於每股恒基發展股份港幣16.42元)。本文件附錄一第6節載有恒基發展經調整有形資產淨值之詳情。

股息

恒基發展宣派及於二零零五年四月二十一日支付中期股息每股恒基發展股份港幣0.13元。恒基發展宣派及於二零零五年十二月六日支付末期股息每股恒基發展股份港幣0.15元。

流動資金及財務資源

於二零零五年六月三十日，恒基發展集團之資產負債比率(按銀行淨借貸總額與恒基發展集團之股東資金之比率計算)為零，與於二零零四年六月三十日所錄得者相同。

樓面面積約320,000平方呎，地基工程進度理想。塘尾道43-51A號之發展項目，預期於二零零六年上半年完成。油塘草園街6號之地盤將重新發展為商住綜合物業，可建總樓面面積約165,000平方呎，拆卸工程預期於年尾完成。於截至二零零五年六月三十日止六個月內，渡輪、船廠及相關業務錄得虧損港幣1,900,000元，而旅遊及酒店業務則錄得虧損港幣2,900,000元。該集團預期物業銷售及租金收入將繼續為其截至二零零五年十二月三十一日止財政年度收益之主要來源。

美麗華

恒基發展持有美麗華44.21%權益。截至二零零五年三月三十一日止年度，美麗華及其附屬公司之綜合盈利約為港幣320,700,000元，較上個財政年度上升28%。年內，本港經濟復甦步伐由慢轉快，內地旅客自由行更推動訪港人數大增，美麗華集團各業務蒙受其惠，全年度整體業績持續增長。該集團於本港及內地酒店業務之經營溢利大幅增加。該集團之美麗華酒店經營業績有滿意之增長，平均入住率超過九成，平均房價上升達三成，客房收入較上個財政年度大幅增長54%。美麗華商場之出租率有明顯之升幅，平均超過九成八。酒店商場之租金收入維持平穩。美麗華大廈寫字樓租金收入及出租率於本財政年度下半年穩步回升。該集團位於加州彼沙郡之土地，於截至二零零五年三月三十一日止財政年度成功售出約96畝住宅用地及26畝商業用土地，帶來滿意利潤，截至二零零五年三月三十一日剩餘可銷售土地約200畝。上海美麗華花園之寫字樓銷售與商場出租情況均見理想。該集團餐飲業務維持平穩。美麗華旅運之豪華郵輪、機票酒店配套及商務旅遊等業務表現尚佳，但團體外遊業務虧損則增加。該集團下個財政年度業績料將續有增長。

恒基數碼

恒基發展持有恒基數碼78.69%權益。恒基數碼及其附屬公司於截至二零零五年六月三十日止財政年度之綜合營業額約為港幣84,000,000元，主要來自零售業務，較上財政年度減少4%。截至二零零五年六月三十日止財政年度，恒基數碼股東應佔虧損為港幣4,100,000元，而上個財政年度之虧損約為港幣17,800,000元。截至二零零五年六月三十日止年度內，恒基數碼進一步推行互聯網服務、數據中心、高科技及網絡基建服務。名氣佳電視上網機頂盒、ISP、ICP及直通國際電話之用戶及「名氣佳之友會」會員，於二零零五年六月底已增加至合共約451,000個。在對恒基數碼之各項業務前景作出評估後，恒基地產、恒基發展、

供充足之天然氣氣源，大大推動了當地用氣市場之迅速發展，有利在內地城市燃氣項目之發展。除了在內地取得了30個城市之管道燃氣合資項目(分佈在廣東、華東、山東、華中、華北及東北地區)，該集團亦正在開拓城市管道燃氣以外能源業務，包括投資於有潛質之天然氣支線之建設及營運。繼安徽省天然氣中游建設項目後，於二零零五年落實與殼牌集團共同參與建設、營運和管理浙江省杭州市天然氣高壓管網系統。此外，在內地積極尋求發展汽車用天然氣加氣站及區域式燃氣空調供應等天然氣應用業務。在「西氣東輸」項目沿線已投資之城市，包括南京、常州、蘇州工業園區、宜興、馬鞍山等，以及「川氣入漢」工程供氣之武漢，該集團之合資項目正進行天然氣置換工程，部分已順利完成。同時，該集團亦確立了在內地發展城市供水及排水業務之發展策略，以充分發揮城市燃氣及水務兩種產業之協同效應，於今年已取得江蘇省吳江市和安徽省蕪湖市之供水合資項目，成功進入內地之水務行業，建立了從事城市燃氣業務以外之公用事業之新里程，將繼續拓展內地其他城市之水務項目。該集團在內地之業務發展正按著循序漸進之策略向前邁進，進展順利，正從一家香港本地公司，逐漸發展成為國內一家具規模之全國性企業。

該集團之石油氣加氣站業務是由其全資附屬公司易高環保能源有限公司經營，業務在二零零五年上半年石油氣成本持續高企下仍有所增長，主要由於石油氣小巴數目正不斷增加。此外持有15%權益之香港國際金融中心之商場及寫字樓已接近全部租出，而酒店綜合發展部分已於二零零五年九月初開業，由四季酒店集團管理。持有50%權益之西灣河嘉亨灣項目共提供2,020個單位，總樓面面積約1,410,000平方呎，已於二零零四年八月初開始預售，反應非常熱烈。馬頭角南廠地盤現正興建五幢住宅樓宇，該項目已命名為「翔龍灣」，將提供約1,800個單位，住宅連商場總樓面面積逾1,110,000平方呎。上蓋及內部裝修工程正在進行中，預期該項目於二零零六年底落成。

香港小輪

恒基發展持有香港小輪31.33%權益。截至二零零五年六月三十日止六個月，香港小輪集團之未經審核除税後綜合純利為港幣189,900,000元，較去年同期增加6.9%。於截至二零零五年六月三十日止六個月，該集團之溢利主要來自出售位於大角咀「港灣豪庭」之住宅單位。該項目於該期間內售出之住宅單位約285個，未售出之單位尚餘約四百個，而項目之商場部份，出租進展良好。該集團位於大角咀道222號之地盤將發展為商住綜合物業，可建總

酒店及零售

恒基發展集團旗下兩間麗東酒店於截至二零零五年六月三十日止財政年度錄得平均約80%入住率，房租持續上調。

恒基發展集團目前經營位於將軍澳、荃灣、屯門、元朗及馬鞍山之「千色店」。這業務之營業額因市面零售業受「自由行」帶動下表現理想及市民消費意欲不斷上升，整體業務盈利於截至二零零五年六月三十日止財政年度有持續增長。

基建項目

恒基發展持有64%權益之中國投資集團有限公司，在國內合資經營之收費橋樑及公路於本年度繼續為恒基發展集團提供經常性之盈利收益，恒基發展集團來自基建有關業務於截至二零零五年六月三十日止財政年度內錄得約港幣152,000,000元之溢利。

保安業務

恒基發展全資附屬之宏力保安服務有限公司，提供「一站式」專業保安服務，包括商場、住宅、地盤、場地盛事保安、保安系統設計及安裝、24小時警鐘監察、巡邏、保安系統顧問服務，包括危機管理、應變計劃及電子反竊聽檢查等。宏力現為恒基發展集團及非恒基發展集團客戶提供質量保證之專業保安服務，業績及商譽良好。

聯營公司

香港中華煤氣

恒基發展持有香港中華煤氣37.62%權益。截至二零零五年六月三十日止六個月，香港中華煤氣及其附屬公司錄得綜合溢利約港幣3,125,000,000元，較上個財政年度同期之重列溢利大幅增加57%。相比去年同期，本港於截至二零零五年六月三十日止六個月內煤氣銷售量增加0.6%，而客戶數目則增加35,762戶，截至二零零五年六月三十日止達合共1,574,513戶。

香港中華煤氣集團在中國之業務有良好發展。在燃氣方面，長遠之發展策略是以天然氣為主導，持續發展城市管道燃氣和有關之能源業務。隨著「西氣東輸」項目於二零零三年第四季度開始供氣予華東地區，以及「川氣入漢」工程於二零零四年底完成，為有關地區提

業務

以下為按業務分析恒基發展集團於截至二零零四年及二零零五年六月三十日止兩個年度各年之營業額及扣除利息開支前經營溢利或虧損：

	截至六月三十日止年度			
	二零零五年		二零零四年 (經重列)	
	營業額	經營溢利／ (虧損)	營業額	經營溢利／ (虧損)
	港幣千元	港幣千元	港幣千元	港幣千元
物業租賃	609,748	368,116	572,313	336,878
酒店業務	99,321	7,536	89,906	5,088
百貨店	134,348	7,755	122,904	4,611
保安服務	98,432	6,066	92,811	4,683
基建	235,524	152,056	238,748	150,387
資訊科技服務收入	83,778	(20,520)	87,317	(26,264)
其他	33,269	12,306	51,774	41,270
	1,294,420	533,315	1,255,773	516,653

收租物業

截至二零零五年六月三十日，恒基發展集團擁有收租物業自佔樓面共約1,960,000平方呎。截至二零零五年六月三十日止財政年度之總租金收入約為港幣672,000,000元，較去年度增加7%。本港經濟在過去一年有明顯改善，失業率進一步下降，消費及投資意欲增強，國內訪港旅客陸續增加，零售業持續暢旺，對商舖需求激增，集團主要收租物業在本年度平均出租率維持在96%之高水平，商場及優質寫字樓物業新簽約之租金收入亦錄得雙位數字之增長。

恒基發展集團之結構


李兆基
富生
恒基兆業
61.87%(2)
0.01%(2)
恒基地產
1.23%(1)
0.20%(2)
73.48%(2)
恒基發展
37.62%
31.33%
44.21%
78.69%
香港中華煤氣(3)
香港小輪(3)
美麗華(3)
恒基數碼
21.31%

附註：

(1) 李兆基為實益擁有人。

(2) 根據證券及期貨條例，李兆基、李家傑、李家誠及李寧被視為於富生及恒基兆業擁有之恒基地產股權及於富生及恒基地產擁有之恒基發展股權中擁有權益。

(3) 香港中華煤氣、香港小輪及美麗華均於聯交所主板上市。香港中華煤氣之一間附屬公司亦擁有5,602,600股恒基地產股份，相當於恒基地產已發行股本之0.31%；而香港小輪之若干附屬公司則擁有4,406,000股恒基發展股份，相當於恒基發展已發行股本之0.16%。

恒基發展董事局相信該建議讓全體計劃股份持有人有機會按較恒基發展股份之現行市價出現之溢價變現彼等於恒基發展之投資，故已決定向少數股東提呈該建議，以供彼等考慮。經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率而計算之註銷代價所代表之溢價，載於上文「該建議之財務影響」一節內。

此外，每股恒基發展股份之收市價由二零零二年十一月四日之收市價港幣5.95元，增加79.0%至最後交易日之港幣10.65元，而於相同期間，每股恒基地產股份之收市價則由港幣25.10元增加37.1%至港幣34.40元。因此，恒基發展董事局相信，該建議在恒基發展股份現行高水平之市價上，再提供了可觀之溢價。

該計劃生效後，恒基發展將成為恒基地產之全資附屬公司。恒基地產擬於完成該建議後，維持恒基發展集團之現有業務。

有關恒基發展集團之資料

歷史

恒基發展為一家於香港註冊成立之有限公司，恒基發展股份自一九七二年九月起已在聯交所及其前身上市。恒基發展為一家投資控股公司，其附屬公司之主要業務為於香港從事物業發展及投資、投資控股、基建項目、百貨業務、酒店業務、保安服務及資訊科技發展。

外，預期恒基地產因該建議而擴大之股本基礎將鞏固及加強恒基地產作為香港主要上市公司及恒生指數成份股之地位，並將令恒基地產股份對機構投資者更具吸引力。恒基地產董事局注意到，配發及發行新恒基地產股份，將導致恒基地產現有股東之股權攤薄約13.34%，而恒基地產董事局認為該等股權攤薄就該建議而言屬可予接受。

恒基發展董事局相信，該建議為獨立少數股東帶來一個機會，可按較恒基地產股份及恒基發展股份於直至最後交易日止之120個交易日各自之市價所示之交換比率更有利之比率，將彼等於恒基發展之投資交換為恒基地產投資。該建議讓獨立少數股東參與恒基地產之其他業務(包括物業發展業務)，同時，亦保留顯著間接參與恒基發展所有現有相關業務(包括香港中華煤氣、香港小輪及美麗華之業務)之機會。恒基地產乃香港恒生指數之主要成份股，按所有恒生指數成份股公司分別於最後交易日及最後實際可行日期之收市價之市值計算，排名十七及十六，而恒基地產股份過去之交易流通性一般均較恒基發展股份為高。

在計算註銷代價時，恒基地產董事局已考慮以下代價：

根據恒基地產股份及恒基發展股份各自之每股收市價港幣34.40元及港幣10.65元，以及各自最後錄得之盈利每股恒基地產股份港幣5.98元及每股恒基發展股份港幣1.24元計算，恒基地產股份按5.75倍之較低市盈率買賣，而恒基發展股份則為8.59倍；

根據恒基地產股份及恒基發展股份各自之每股收市價港幣34.40元及港幣10.65元，以及截至二零零五年六月三十日止財政年度每股恒基地產股份之股息港幣1.00元及每股恒基發展股份之股息港幣0.28元計算，恒基地產股份乃按2.9%之較高股息率買賣，而恒基發展股份則按2.6%之股息率買賣；

恒基地產乃一間香港主要上市公司，市值約港幣62,422,000,000元，按恒生指數33隻成份股於最後交易日在聯交所各自之收市價計算之市值計排名十七，而恒基發展之市值僅約達港幣30,005,000,000元；

於過去年度，恒基地產股份及恒基發展股份在聯交所之平均每日交易額分別約達港幣121,000,000元及港幣19,000,000元；

註銷代價乃產生自恒基發展股份約港幣13.76元之價值，此價值乃根據恒基地產股份於最後交易日之收市價每股港幣34.40元計算，並較於二零零二年恒基地產向恒基發展少數股東提出之全面收購建議項下涉及每股恒基發展股份港幣7.60元之現金收購建議大幅溢價約81.05%。

恒基地產

下表載有恒基地產於最後實際可行日期及緊隨該建議完成後之股權結構：

恒基地產股東	於最後實際可行日期 恒基地產股份數目	%	於該建議完成後 恒基地產股份數目	%
恒基兆業及其全資附屬公司	1,117,143,200	61.56	1,097,544,775 (附註)	52.42
李兆基	–	–	13,911,974	0.66
富生	192,500	0.01	2,438,559	0.12
香港中華煤氣	5,602,600	0.31	5,602,600	0.27
其他現有恒基地產股東	691,641,700	38.12	691,641,700	33.03
獨立少數股東	–	–	276,027,788	13.18
除外人士(不包括李兆基及富生)	–	–	6,647,592	0.32
合共	1,814,580,000	100.00	2,093,814,988	100.00

附註：由於恒基兆業將根據該計劃向由關連人士實益擁有的計劃股份之持有人轉讓恒基地產股份，因此，恒基兆業及其全資附屬公司所持有之恒基地產股份數目，將於該建議完成後減少19,598,425股。

於最後實際可行日期，除恒基地產可換股票據外，恒基地產概無任何已發行之購股權、認股權證或可換股證券。於最後實際可行日期，本金總額達港幣5,561,300,000元之恒基地產可換股票據已經贖回，尚餘本金總額達港幣188,700,000元之恒基地產可換股票據，且並無任何恒基地產可換股票據已轉換為恒基地產股份。

該建議之背景及理由

恒基地產董事局認為，撤銷恒基發展之上市地位將為恒基地產集團帶來更精簡之企業架構，並將提高營運效率及加強管理層對旗下各項業務之問責。恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益亦將同時有所增加。現時，恒基地產之該等間接權益乃透過持有恒基發展73.48%之股權持有，而恒基發展分別於香港中華煤氣、香港小輪及美麗華擁有37.62%、31.33%及44.21%之直接權益。因此，恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益分別為27.64%、23.02%及32.49%。然而，於完成該建議後，恒基地產於恒基發展中擁有之權益將會增加至100%，因此，恒基地產分別於香港中華煤氣、香港小輪及美麗華之間接權益將會相等於恒基發展所持之37.62%、31.33%及44.21%直接權益。此

下表載有恒基發展於最後實際可行日期及緊隨該建議完成後之股權結構：

恒基發展股東	於最後實際可行日期 恒基發展股份數目	%	於該建議完成後(附註1) 恒基發展股份數目	%
控股人士	2,070,243,859	73.48	2,817,327,395	100.00
除外人士	57,014,064	2.03	–	–
獨立少數股東	690,069,472	24.49 (附註2)	–	–
合共	2,817,327,395	100.00	2,817,327,395	100.00

附註：

1. 根據該計劃，計劃股份將被註銷。是次註銷後，恒基發展之法定股本，將藉增發與已註銷計劃股份相同數目之恒基發展股份而增加至其之前之數額。恒基發展因是次股本削減而產生之賬面進賬額，將用以按面值繳足所增發之747,083,536股新恒基發展股份。該等新恒基發展股份將入賬列為繳足股份，並發行予恒基地產或按其可能發出之指示發行。

2. 儘管獨立少數股東於最後實際可行日期僅合共持有恒基發展已發行股本之24.49%權益，惟由於某些除外人士(包括馮振華、林高禹、李兆麟、Tako Assets、Thommen及CSFB集團之兩家成員公司)雖全部被視為與恒基地產一致行動之人士，但並非被視為就上市規則第8.24條而言之恒基地產之「關連人士」。因此，根據上市規則，該等除外人士被視為公眾人士，故此就上市規則而言有足夠之公眾持股量。

於該計劃生效及撤銷恒基發展股份於聯交所之上市地位後，恒基發展將成為恒基地產之間接全資附屬公司。

於最後實際可行日期，恒基地產或其一致行動人士所持有之恒基發展股份並無購股權、認股權證或可換股證券，及恒基地產或其一致行動人士並無訂立有關恒基發展股份之尚未行使衍生工具。於最後實際可行日期，共有2,817,327,395股已發行恒基發展股份，而少數股東於747,083,536股恒基發展股份中擁有權益，相當於恒基發展已發行股本約26.52%。除恒基發展股份外，恒基發展並無任何已發行認股權證、購股權、衍生工具、可換股證券或其他已發行證券。

(ii) 若根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之盈利港幣5.98元計算，則約為6.2倍。

股息率

按恒基發展股份之價值約每股港幣13.76元（參考上述恒基地產股份於最後交易日之收市價每股港幣34.40元而計算）及截至二零零五年六月三十日止年度之股息計算，恒基發展股份之股息率約為2.03%。

按恒基發展股份之價值約每股港幣14.78元（參考恒基地產股份於最後實際可行日期之收市價每股港幣36.95元而計算）及截至二零零五年六月三十日止年度之股息計算，恒基發展股份之股息率約為1.89%。

就比較而言，恒基地產股份之股息率

(i) 若根據恒基地產股份於最後交易日之收市價每股港幣34.40元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之股息港幣1.00元計算，則約為2.91%；及

(ii) 若根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之股息港幣1.00元計算，則約為2.71%。

該建議對恒基發展及恒基地產之股權結構之影響

恒基發展

控股人士均為恒基地產之間接全資附屬公司。鑑於彼等實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本之73.48%，故根據收購守則，控股人士均被視為與恒基地產一致行動之人士。因此，控股人士實益擁有之恒基發展股份，將不會構成計劃股份之一部分。

除外人士包括合共實益擁有57,014,064股恒基發展股份（佔恒基發展已發行股本之約2.03%）之不同個別人士及公司。個別人士均為恒基地產董事或彼等之家族成員。就公司而言，富生為一間與若干恒基地產董事有關之信託之受託人所控制之公司。Tako Assets及Thommen均為香港小輪（由恒基發展擁有31.33%權益）之全資附屬公司，而恒基發展則為恒基地產之附屬公司。因此，Tako Assets及Thommen均受到恒基地產之一間附屬公司之一間聯營公司香港小輪所控制。其餘屬公司性質之除外人士均為CSFB集團之兩家成員公司。基於與恒基地產（作為該建議項下之收購人）之所有關係，儘管彼等實益擁有之恒基發展股份構成計劃股份之一部分，但根據收購守則，除外人士均被視為與恒基地產一致行動之人士，故不得於法院指令會議上投票。

就比較而言，恒基地產股份：

(i) 於最後交易日之收市價每股港幣34.40元：

  (a) 較恒基地產有形資產淨值之每股恒基地產股份約港幣36.29元折讓約5.21%；及

  (b) 較恒基地產經調整有形資產淨值之每股恒基地產股份港幣57.34元折讓約40.01%；及

(ii) 於最後實際可行日期之收市價每股港幣36.95元：

  (a) 較恒基地產有形資產淨值之每股恒基地產股份約港幣36.29元溢價約1.82%；及

  (b) 較恒基地產經調整有形資產淨值之每股恒基地產股份港幣57.34元折讓約35.56%。

盈利

誠如本文件附錄一第2節綜合收益表所示，截至二零零五年六月三十日止年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約為港幣3,505,000,000元，相當於恒基發展股份每股盈利約港幣1.24元。相對於上個財政年度，恒基發展股東應佔恒基發展集團之經審核綜合溢利約港幣2,130,000,000元(相當於每股恒基發展股份盈利約港幣0.76元)，則恒基發展股東應佔溢利較上年增加約64.55%。

根據恒基地產股份於最後交易日之收市價每股港幣34.40元計算，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣13.76元。根據截至二零零五年六月三十日止年度之每股恒基發展股份盈利計算，註銷代價相當於恒基發展股份之市盈率約11.1倍。這較根據恒基發展股份於最後交易日之收市價每股港幣10.65元計算之市盈率約8.6倍溢價約29.07%。

根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣14.78元。根據截至二零零五年六月三十日止年度之每股恒基發展股份盈利計算，註銷代價相當於恒基發展股份之市盈率約11.92倍。這較根據恒基發展股份於最後實際可行日期之收市價每股港幣14.00元計算之市盈率約11.29倍溢價約5.58%。

就比較而言，恒基地產股份之市盈率

  (i) 若根據恒基地產股份於最後交易日之收市價每股港幣34.40元，以及每股恒基地產股份於截至二零零五年六月三十日止年度之盈利港幣5.98元計算，則約為5.8倍；及

附註：

1. 「(C)」乃指於指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

2. 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價港幣34.40元及於最後實際可行日期之收市價港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份分別約值港幣13.76元及港幣14.78元。恒基發展股份於最後交易日及最後實際可行日期之收市價分別約為港幣10.65元及港幣14.00元。

上述每股恒基發展股份分別達港幣13.76元及港幣14.78元之價值，較恒基發展股份於二零零五年六月三十日之經審核綜合資產淨值每股約港幣8.11元溢價約69.67%及82.24%。

本文件附錄四第2節載有恒基發展股份之歷史股價資料。

有形資產淨值

按恒基地產經調整有形資產淨值計算恒基發展股份之價值

每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按註銷代價項下每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

按恒基地產股份之收市價計算恒基發展股份之價值

(i) 根據恒基地產股份於最後交易日之收市價每股港幣34.40元，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份之價值約為港幣13.76元：

   (a) 較恒基發展有形資產淨值之每股恒基發展股份約港幣7.70元溢價約78.70%；及

   (b) 較恒基發展經調整有形資產淨值之每股恒基發展股份港幣16.42元折讓約16.20%。

(ii) 根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，按註銷代價項下之每持有2.5股計劃股份可獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣14.78元：

   (a) 較恒基發展有形資產淨值之每股恒基發展股份約港幣7.70元溢價約91.95%；及

   (b) 較恒基發展經調整有形資產淨值之每股恒基發展股份港幣16.42元折讓約9.99%。

為已被通過。然而，根據收購守則第2.10條，只有當(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持恒基發展股份之10%，則該決議案方被視為已被通過。根據獨立少數股東所持有之690,069,472股恒基發展股份計，於最後實際可行日期，該等恒基發展股份之10%，相當於69,006,947股恒基發展股份。

在任何情況下不能豁免條件(a)至(e)。恒基地產保留權利，可完全地或就任何特定事件全面或局部豁免(f)、(g)、(h)及(i)項條件。上述所有條件將須於二零零六年六月三十日或法院可能許可之較後日期或之前獲達成或豁免(倘適用)，否則該建議將告失效。

假設所有該等條件獲達成或豁免(如適用)，則該計劃將於生效日期生效，即預期為二零零六年二月二十二日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過有關決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位之日期詳情。

若該計劃並無於二零零六年六月三十日或之前(或法院可能准許之較後日期)生效，則該計劃會失效。恒基發展將發表報章公佈通知少數股東。

該建議之財務影響

恒基發展董事局相信該建議讓全體計劃股份持有人有機會按較恒基發展股份之現行市價出現溢價之價格變現彼等於恒基發展之投資，故已決定向少數股東提呈該建議，以供彼等考慮。經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率而計算之註銷代價所代表之溢價如下：

		最後	直至最後交易日止之過往期間				
		交易日	10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價(港幣)	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價(港幣)	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C) = (A)/(B)(附註1)	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價 = (C)/2.5 - 1(附註2)	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

之該等恒基發展股份價值四分之三之票數批准，惟該計劃不會獲持有全體獨立少數股東持有之所有恒基發展股份價值10%以上之獨立少數股東於法院指令會議上反對通過；

(b) 於恒基發展股東大會上通過特別決議案，由親身或委派代表出席及投票之股東以不少於出席及投票之股東所投票數四分之三之票數批准該計劃(包括透過註銷計劃股份而削減恒基發展之法定及已發行股本)及使其生效；

(c) 該計劃(不論有否修訂)獲法院批准，並獲法院確認該計劃涉及之削減恒基發展股本；

(d) 法院命令之正式文本，連同載有公司條例第61條規定之詳情之會議記錄已由公司註冊處處長登記；

(e) 聯交所批准根據該建議將予發行之新恒基地產股份上市及買賣；

(f) 在香港或任何其他有關司法權區向有關當局取得或獲得該等有關當局授出(視情況而定)有關該建議之一切授權；

(g) 在各情況下直至及於該計劃生效期間，一切授權仍然具有全面效力及作用且並無修改，並符合所有有關司法權區之一切所需法定或規管性質之責任，且任何有關當局並無施加關於該建議(或與該建議有關之任何事宜、文件(包括通函)或事項)之有關法例、規則、規定或守則所無訂明之規定(或附加於已訂明規定以外之規定)；

(h) 已經取得恒基發展之現有合約性責任可能須取得之一切同意；及

(i) 倘需要，恒基地產根據適用法例及條例為實踐該建議之必需或權宜行動，向任何第三者取得所需之該等其他所需同意、批准、授權、許可、寬免或豁免。

(a)項條件乃公司條例第166條及收購守則第2.10條之綜合結果。就法律規定法院批准該計劃而言，若相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三的大多數股東投票贊成該計劃，則批准該計劃之決議案將被視

恒基地產股份。由於該等恒基地產股份之價值將根據恒基地產股份於緊接生效日期(即根據該計劃，向計劃股份持有人發行及轉讓恒基地產股份之日)前的交易日之收市價計算，恒基地產應付恒基兆業之款項，不能於現時釐定。倘若釐定了有關支付之款項，則將另行發表公佈。然而，根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，為數約港幣725,610,128元之款項，包括根據香港法例第117章印花稅條例，就是次轉讓而應付之印花稅約港幣1,448,324元，將由恒基地產按照該安排而支付予恒基兆業。恒基地產已表示，其擬從內部資源撥款支付有關款項。該建議方面之財務顧問CSFB信納恒基地產有足夠資源，根據股份轉讓安排而向恒基兆業支付款項。

誠如於二零零五年十一月二十四日公佈，恒基兆業已向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

根據該建議，將向計劃股份之持有人(關連人士除外)配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份。

若該計劃並無於二零零六年六月三十日或法院可能許可之較後日期或之前生效，則該計劃會失效，並隨後會發表報章公佈知會少數股東。此外，於適當時候將另行發表有關該建議之公佈。待條件獲達成或豁免後，該建議將會生效並將對恒基發展及計劃股份之全體持有人具約束力。

假設該計劃於二零零六年二月二十二日生效，則根據該計劃將予發行或轉讓之恒基地產股份之股票，預期將於二零零六年三月四日或之前寄予計劃股份持有人。

該建議之條件

該建議須待下列條件達成或獲豁免(倘適用)後，方告生效，且對恒基發展及所有計劃股東具有約束力：

(a) 該計劃獲得大多數獨立少數股東以投票表決方式(親身或委派代表出席及投票)於法院指令會議上以不少於由獨立少數股東於法院指令會議上親身或委派代表投票

代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

概無計劃股份持有人將有權享有恒基地產股份之零碎部分。其應享的權利將向下調整至最接近之整數。

支付註銷代價時，將根據該計劃條款全面進行，及並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向任何計劃股份持有人行使權利。

恒基地產有權根據於其在二零零四年十二月六日舉行之股東週年大會上授予恒基地產董事之一般性授權，發行新恒基地產股份。根據該計劃發行之新恒基地產股份將予發行及入賬時列作繳足，並與於發行當日之現有恒基地產股份享有同等權益。恒基地產將向聯交所提出申請，將根據該計劃而將予發行之新恒基地產股份上市及買賣。

根據該計劃，恒基地產將提供註銷代價。由於控股人士（全部均為恒基地產之間接全資附屬公司）實益擁有之2,070,243,859股恒基發展股份將不會成為計劃股份之一部分，故不會根據該計劃而予以取銷。因此，概無恒基地產或控股人士或彼等之代名人將有權收取註銷代價。

於達致註銷代價時，恒基地產董事局已考慮若干經營因素及財務事宜，包括恒基發展股份及恒基地產股份之市盈率、股息率、平均交投量及現行市價水平，以及恒基發展及恒基地產之市值。有關達致註銷代價之背景及理由之其他資料，載於本文件第73至75頁本說明函件之「該建議之背景及理由」一節。

根據上市規則，向屬於「關連人士」定義範圍內之人士發行股份將構成關連交易，並須經發行公司之股東批准。由於彼等為恒基地產董事或恒基地產董事之家族成員或就富生而言，為一間與若干恒基地產董事有關之信託之受託人所控制之公司，故向由關連人士實益擁有的恒基發展股份持有人發行恒基地產股份作為註銷代價，根據上市規則將構成恒基地產之關連交易，須獲恒基地產獨立股東批准。為使彼等恒基發展股份持有人可透過獲發行新恒基地產股份以外之方式收取彼等之註銷代價，將進行一項安排。根據此安排，恒基地產將促使恒基兆業（為最終控股公司，被視為擁有恒基地產之61.87%權益）向由關連人士實益擁有的恒基發展股份持有人轉讓彼等根據該計劃而將有權享有之恒基地產股份數目，代價為恒基地產向恒基兆業支付金額相等於轉讓之恒基地產股份之價值的款項。根據該建議，恒基兆業將根據股份轉讓安排向關連人士或彼等之代名人轉讓最多合共約19,598,425股

本說明函件構成公司條例第166A條規定作出之陳述書。

協 議 安 排

緒言

誠如公佈所述，於二零零五年十一月八日，恒基地產要求恒基發展董事向少數股東提呈該建議，供彼等考慮。

本說明函件旨在闡述該建議(將透過該計劃執行)之條款及影響，以及向少數股東提供其他有關資料。

該建議之概要

本文件旨在向　閣下提供有關該建議之其他資料，以及給予　閣下有關該等會議之通告。除了本說明函件外，　閣下務須留意本文件第9至16頁所載之恒基發展董事局函件、本文件第17至63頁所載之獨立董事函件及百德能就該建議而致獨立董事之函件，以及本文件第316至325頁所載之該計劃。該等函件均屬於本文件之一部分。

該建議待條件獲達成或豁免(如適用)後，方會以該計劃之方式進行，其中涉及註銷及取消所有計劃股份，藉以削減恒基發展之法定及已發行股本。於進行是次削減股本後，恒基發展之法定股本，將藉增發相等於已註銷計劃股份數目之恒基發展股份而增加至其之前之款額港幣720,000,000元。因是次削減股本將產生進賬額，故所增發之747,083,536股新恒基發展股份，將入賬列為繳足股份，並發行予恒基地產，或按其可能發出之指示予以發行。

該計劃亦規定，作為註銷及撤銷計劃股份之代價，於記錄時間名列股東名冊之計劃股份持有人將有權按下列基準收取註銷代價：

每持有2.5股計劃股份..1股恒基地產股份。

恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷

- 最後交易日隱含價值及最後實際可行日期隱含價值較每股恒基發展股份之恒基發展經調整有形資產淨值分別折讓約16.20%及約9.99%，相對低於(i)較回顧期間內每股恒基發展股份之恒基發展經調整有形資產淨值出現之最低買賣折讓；(ii)較物業私有化先例中該等公司之每股有形資產淨值出現之平均折讓；及(iii)恒基地產股份於最後交易日及最後實際可行日期之每股收市價，較每股恒基地產股份之恒基地產經調整有形資產淨值出現之折讓分別約40.01%及約35.56%；

- 根據每股恒基地產股份之恒基地產經調整有形資產淨值港幣57.34元，及按每持有2.5股計劃股份可獲發1股恒基地產股份之註銷代價計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

- 在未經恒基地產批准或獲得其支持之情況下，似乎不會有第三方就計劃股份而提出要約或建議；

- 於二零零四年及二零零五年，相對於恒基發展集團而言，恒基地產集團在純利及邊際純利方面有較高之年度增長率；及

- 於過去五年，相對於恒基發展集團而言，恒基地產集團有較高之平均派息率。

經考慮上述各項後，吾等認為，就獨立少數股東整體而言，該建議之條款(特別是註銷代價)乃屬公平合理。因此，吾等推薦建議獨立董事建議獨立少數股東投票贊成有關決議案(將於法院指令會議及股東特別大會上提呈，以批准該計劃及實行該建議)。

此致

獨立董事　台照

代表	代表
百德能證券有限公司	**百德能證券有限公司**
董事總經理	**董事**
劉志敏	**黎樹勳**
謹啟	謹啟

二零零五年十二月二十二日

結論及推薦建議

在達致吾等之意見時，吾等已考慮上述主要因素及原因，特別是下列各項因素：

- 由二零零三年至二零零五年，恒基發展集團之營業額及經營溢利之年度增長率出現下跌趨勢；
- 香港中華煤氣(恒基發展集團主要溢利貢獻之聯營公司)由二零零二年至二零零四年錄得低純利增長及邊際純利下跌。同期，恒基發展聯營公司之盈利貢獻則有增長；
- 恒基發展集團之未來派息率並不明確，且股息率於過去五個年度均向下調；
- 根據該建議可就每持有2.5股計劃股份獲發一股恒基地產股份之換股比率，較直至最後交易日(包括該日)止10個、30個、60個、90個及120個交易日，恒基地產股份之每股平均收市價與恒基發展股份之平均收市價之間之過往比率出現溢價約29.2%及約38.2%；
- 最後實際可行日期隱含價值較恒基發展股份由二零零五年五月一日起至最後實際可行日期止之最高每日收市價出現溢價；
- 最後交易日隱含價值較直至最後交易日(包括該日)止10個、30個、60個及120個交易日止，一股恒基發展股份之最低及最高平均每日收市價溢價約29.20%及約25.89%；
- 最後交易日隱含價值較恒基發展股份於最後實際可行日期之收市價溢價約5.57%。
- 以最後實際可行日期隱含價值代表之市盈率，高於恒基發展股份於最後實際可行日期、最後交易日，及直至最後交易日(包括該日)止30個、60個及90個交易日之市盈率；
- 恒基發展股份之平均每月交投量，普遍低於恒基地產股份及恒基發展可資比較公司股份之交投量；
- 最後交易日隱含價值及最後實際可行日期隱含價值較每股恒基發展股份之過往有形資產淨值分別溢價約78.70%及約91.95%，相對高於回顧期間內較每股恒基發展股份之過往有形資產淨值出現之最高買賣溢價；

下圖顯示由二零零二年十一月一日至二零零五年十月一日止，香港之寫字樓資本值及租金值指數：

圖13：香港寫字樓資本值及租金值指數



仲量聯行香港物業指數
(二零零一年一月 = 100)
160
140
120
100
80
60
40
20
整體寫字樓資本值
整體寫字樓租金值
02年11月1日
03年2月1日
03年5月1日
03年8月1日
03年11月1日
04年2月1日
04年5月1日
04年8月1日
04年11月1日
05年2月1日
05年5月1日
05年8月1日
05年10月1日

資料來源：仲量聯行

誠如上圖13所顯示，自二零零四年初以來，香港之整體寫字樓資本值已大幅上升。受惠於香港之商業活動持續增加，市場對香港辦公空間之需求亦大幅上調。根據仲量聯行(為一間房地產服務及投資管理公司)，香港之整體寫字樓空置率，由二零零三年七月約11.1%下跌至二零零五年十月約6.2%。此外，甲級寫字樓之供應緊張，亦導致二零零五年之整體寫字樓租金價格增加。於二零零五年十月底，整體寫字樓租金按年計激升74.6%。

根據香港人力資源管理學會(一間自願專業人力資源管理機構)進行之調查，在74間受訪之企業中，41間計劃於二零零六年將薪金上調平均2.8%，分別較二零零四年及二零零五年錄得之1.0%及1.9%為高。該等統計數字證明香港近年來之經濟增長已逐漸步向收入增長，可能會有助促進本地消費，以及整體香港物業市場之發展。

由於上述各項，吾等認為：倘若上述之物業市場趨勢持續，對香港物業市場之前景維持正面之觀感乃屬合理。

(h) 香港物業市場概覽

自二零零四年初以來，以資本值計算，香港住宅物業市場呈現強勁增長。根據土地註冊處最近期公佈之數字顯示，由二零零五年一月至十月止期間，一手及二手住宅物業之買賣協議數目已增加約14.1%至92,628間或逐年增加約29.8%，價值增加至約港幣2,827億元。誠如下圖12所顯示，儘管回顧期間後期出現溫和調整，豪華住宅物業之資本值及一般住宅物業之資本值自二零零四年初至二零零五年十月一日止已大幅增加。

圖12：香港豪華及一般住宅物業之資本值指數


仲量聯行香港物業指數
(二零零一年一月 = 100)
160
140
120
100
80
60
豪華住宅物業之資本值
一般住宅物業之資本值
02年11月1日
03年2月1日
03年5月1日
03年8月1日
03年11月1日
04年2月1日
04年5月1日
04年8月1日
04年11月1日
05年2月1日
05年5月1日
05年8月1日
05年10月1日

資料來源： 仲量聯行

此外，由於受到來自中國大陸各地及海外之遊客人數增加所支持，自二零零四年初以來，香港物業市場已錄得令人滿意之成績。另外，於二零零五年九月，失業率回落到三年以來約5.5%之低位。

由於上述各項，受強勁之本地消費及旅遊業暢旺所支持，香港物業之資本值自二零零四年初以來有相當增長。

(g) 該建議之攤薄影響

下表乃摘錄自計劃文件之說明函件，當中載列恒基地產於最後實際可行日期及緊隨該建議完成後之股權架構：

表17：該建議完成前及完成後恒基地產之股權架構

恒基地產股東	於最後實際可行日期 恒基地產 股份數目	%	該建議完成後 恒基地產 股份數目	%
恒基兆業及其全資附屬公司	1,117,143,200	61.56	1,097,544,775 (附註)	52.42
李兆基	–	–	13,911,974	0.66
富生	192,500	0.01	2,438,559	0.12
香港中華煤氣	5,602,600	0.31	5,602,600	0.27
其他現有恒基地產股東	691,641,700	38.12	691,641,700	33.03
獨立少數股東	–	–	276,027,788	13.18
除外人士(不包括李兆基及富生)	–	–	6,647,592	0.32
合計	1,814,580,000	100.00	2,093,814,988	100.00

附註： 由於恒基兆業將根據該計劃向計劃股份(由關連人士實益擁有)持有人轉讓恒基地產股份，因此，恒基兆業及其全資附屬公司所持有之恒基地產股份數目，將於該建議完成後減少19,598,425股。

誠如說明函件所述，除恒基地產可換股票據外，恒基地產概無任何已發行之購股權、認股權證或可換股證券。於最後實際可行日期，本金總額達港幣5,561,300,000元之恒基地產可換股票據已經贖回，尚餘本金總額達港幣188,700,000元之恒基地產可換股票據，且並無任何恒基地產可換股票據已轉換為恒基地產股份。

恒基地產董事局注意到，配發及發行新恒基地產股份，將導致恒基地產現有股東之股權攤薄約13.34%，而恒基地產董事局認為該等股權攤薄就該建議而言屬可予接受。

誠如恒基發展董事局發出之函件所述，於二零零五年十一月二十四日已公佈，恒基兆業曾向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

誠如上圖11所顯示，吾等留意到，於回顧期間內所有時間，恒基地產股價較每股恒基地產股份之恒基地產有形資產淨值之溢價，低於恒基發展股價較每股恒基發展股份之恒基發展有形資產淨值之溢價。此外，恒基地產股份於最後交易日之收市價港幣34.40元較每股恒基地產股份之恒基地產有形資產淨值折讓約5.21%；低於最後交易日隱含價值較每股恒基發展股份之恒基發展有形資產淨值溢價約78.70%。

恒基發展股份於最後交易日之收市價，較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約35.14%，而恒基地產股份於最後交易日之收市價則較每股恒基地產股份之恒基地產經調整有形資產淨值折讓約40.01%。

此外，務請注意，每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按每持有2.5股計劃股份可獲發1股恒基地產股份之註銷代價計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

鑑於上文所述，經考慮該建議之換股比率後，該建議可視為少數股東按較其經調整有形資產淨值出現較高折讓及按較高之每股股份經調整有形資產淨值，將彼等於恒基發展之投資轉換為其他投資。

(f) **未來意向**

誠如說明函件所述，恒基地產無意終止恒基發展集團之業務或對其作任何重要改動，包括不會於不久將來重新調配恒基發展集團之固定資產，並會繼續聘用恒基發展集團之僱員，惟於恒基發展集團之正常業務範圍內進行者除外。鑑於投資者對於近期在聯交所上市之領匯房地產投資信託基金之投資反應殷切，故恒基地產已獲多家財務機構接觸，提及有關透過首次公開發售房地產投資信託單位，將恒基地產集團之若干房地產資產（可能包括恒基發展集團之資產）撥售之建議。該等建議中所包括之資產，可能主要為恒基地產集團（不包括恒基發展集團）之資產，以及恒基發展集團之某些資產。恒基地產董事局或恒基發展董事局對於是否進行或何時進行有關建議等方面尚未有作出決定，惟各董事局將視乎市況而繼續考慮有關建議，並將於決定進行有關建議時，遵守一切適用之披露規定。

誠如上表16所列示，恒基地產於最後交易日按5.75倍之市盈率買賣，而恒基地產可資比較公司則按約10.82倍之平均市盈率買賣。於最後交易日，恒基地產可資比較公司之市盈率介乎最低之6.03倍至最高之17.17倍不等，而恒基地產於最後交易日之市盈率乃低於恒基地產可資比較公司之平均市盈率。

此外，吾等留意到，恒基地產按較其於最後交易日每股恒基地產股份之恒基地產經調整有形資產淨值港幣57.34元折讓約40.01%之價格買賣，而恒基地產可資比較公司則按較彼等之資產淨值平均折讓約9.12%之價格買賣。吾等留意到，恒基地產股份之價格較最後實際可行日期每股恒基地產之恒基地產經調整有形資產淨值出現之折讓，屬於恒基地產可資比較公司之折讓範圍內。

下圖11列示回顧期間內每股恒基發展股份之恒基發展有形資產淨值及每股恒基地產股份之恒基地產有形資產淨值，分別較恒基發展及恒基地產之每日收市股價出現之溢價或折讓：

圖11：回顧期間內每股恒基發展股份之恒基發展有形資產淨值及每股恒基地產股份之恒基地產有形資產淨值分別較恒基發展及恒基地產之每日收市股價出現之溢價或折讓


80%
60%
40%
20%
0%
-20%
-40%
-60%
恒基發展
恒基地產
最後交易日
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源： 彭博資訊及恒基發展與恒基地產之二零零三年、二零零四年及二零零五年年報及賬目

(e) 恒基地產可資比較公司

在吾等分析中，吾等已將恒基地產及其可資比較公司之市盈率及較其綜合資產淨值出現之溢價或折讓作出比較。吾等已識別六間公司(「恒基地產可資比較公司」)，全部均為(i)在聯交所上市；(ii)於香港主要從事物業發展及投資業務；(iii)不包括H股公司；及(iv)於最後交易日之市值逾港幣300億元。

下表16載列於最後交易日，各間恒基地產可資比較公司之市盈率之比較

表16：買賣市盈率及較恒基地產及恒基地產可資比較公司股價之資產淨值出現之溢價或折讓

	於最後交易日之收市股價	於最後交易日之市值	最近公佈之經審核綜合資產淨值	最近公佈之每股經審核資產淨值	較每股股價之資產淨值出現之溢價或折讓	於最後交易日股價之市盈率
	港幣	港幣十億元	港幣十億元	港幣	%	倍
長江實業(集團)有限公司	80.35	186.10	184.62	79.71	0.80	15.03
恒隆地產有限公司	11.15	41.31	40.64	11.03	1.09	6.03
恒基發展	10.65	30.00	46.27[1]	16.42[2]	(35.14)[2]	8.59
新世界發展有限公司	9.50	33.17	61.66	17.66	(46.21)	11.10
信和置業有限公司	8.45	36.52	34.63	7.96	6.16	6.99
新鴻基地產發展有限公司	74.15	178.05	150.15	62.54	18.56	17.17
平均					**(9.12)**	**10.82**
恒基地產	**34.40**	**62.42**	**104.05[3]**	**57.34[4]**	**(40.01)[4]**	**5.75**

附註1： 此等數字指恒基發展經調整有形資產淨值。

附註2： 此等數字按照恒基發展經調整有形資產淨值計算。

附註3： 此等數字指恒基地產經調整有形資產淨值。

附註4： 此等數字按照恒基地產經調整有形資產淨值計算。

資料來源： 彭博資訊、恒基地產可資比較公司最近期刊發之年報或中期報告

(d) 流通性

下表載列由二零零五年五月一日起至最後實際可行日期(包括該日)止期間，恒基地產股份之交投量：

表15：由二零零五年五月一日至最後實際可行日期止期間，恒基地產股份及恒基發展股份之平均每日交投量

	恒基地產股份		恒基發展股份	
	恒基地產股份之每月交投量	恒基地產股份之每月交投量佔已發行恒基地產股份總數之百分比[1]	恒基發展股份之每月交投量	恒基發展股份之每月交投量佔已發行恒基發展股份總數之百分比[2]
		%		%
二零零五年				
五月	54,534,633	3.01	50,811,420	1.80
六月	59,551,584	3.28	116,811,021	4.15
七月	63,995,955	3.53	43,458,872	1.54
八月	71,090,503	3.92	30,855,419	1.10
九月	46,415,756	2.56	13,221,294	0.47
十月	83,612,016	4.61	23,163,543	0.82
－由十一月一日至最後交易日	14,932,839	0.82	2,904,000	0.10
－於最後交易日後及直至最後實際可行日期(包括該日)止[3]	188,788,228	10.40	149,817,225	5.32

附註1： 根據最後實際可行日期1,814,580,000股已發行恒基地產股份計算。

附註2： 根據最後實際可行日期2,817,327,395股已發行恒基發展股份計算。

附註3： 包括合共27個交易日。

資料來源： 彭博資訊

上表15顯示由二零零五年五月一日至最後實際可行日期(包括該日)止，恒基地產股份及恒基發展股份之平均每日交投量。吾等留意到，於此回顧期間內，恒基地產股份之平均每月交投量，遠高於恒基發展股份之平均每月交投量。

在吾等分析中，吾等亦已將恒基地產股份之股價表現與恒生指數進行比較。誠如下圖10所顯示，於回顧期間內，恒基地產之股價遠整體上較恒生指數之表現理想。

圖10：恒基地產股價表現與恒生指數之比較


恒基地產
恒生指數
最後交易日
80%
60%
40%
20%
0%
-20%
-40%
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

(c) 恒基地產之股價表現

下圖9顯示回顧期間內恒基地產股份之每日收市價。

圖9：恒基地產之股價表現


港幣
45
40
35
30
25
20
15
0
二零零二年十一月五日：
港幣25.1元
最後實際可行
日期：港幣36.95元
最後交易日
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

誠如上圖9所顯示，於回顧期間內，恒基地產股份之股價上升約47.21%。

(b) 股息

下表列示恒基地產截至二零零五年六月三十日止過去五個財政年度之股息相關統計數字：

表14：恒基地產股份之股息相關統計數字

截至六月三十日止年度	每股恒基地產股份之股息	每股恒基地產股份之盈利	派息率	恒基地產股份之平均每日收市價	平均股息率
	港幣	港幣	%	港幣	%
二零零一年	1.10	2.55	43.14	38.36	2.87
二零零二年	0.80	1.25	64.00	32.48	2.46
二零零三年	0.80	1.18	67.80	24.12	3.32
二零零四年	0.90	3.46	26.01	33.28	2.70
二零零五年	1.00	5.98	16.72	36.54	2.74

資料來源： 彭博資訊、恒基地產二零零一年至二零零五年年報及賬目

誠如上表14所顯示，雖然由二零零一年至二零零二年每股恒基地產股份股息下跌，每股恒基地產股份股息由二零零三年之港幣0.80元增至二零零五年之港幣1.00元，相當於平均年度增長率約12.5%。然而，恒基地產股份之派息率，由二零零一年約43.14%下跌至二零零五年約16.72%。此外，股息率亦由二零零一年約2.87%減少至二零零五年約2.74%。

根據上表5及14，吾等留意到最近幾年，恒基發展集團及恒基地產集團之派息率均有下跌趨勢。此外，在過去五個財政年度，恒基發展集團及恒基地產集團之平均派息率分別約為32.0%及43.5%。因此，吾等認為，該建議讓少數股東有機會將彼等較低平均派息率之投資，轉換為過去幾年有相對較高平均派息率之其他投資，故符合獨立少數股東之整體利益。

下表13概述了恒基地產集團截至二零零五年六月三十日止三個財政年度之經審核綜合業績：

表13：恒基地產集團截至二零零五年六月三十日止三個財政年度之財務摘要

	截至六月三十日止年度			百分比變動	
				二零零四年／	二零零五年／
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元	%	%
	(重列)	(重列)			
營業額	7,667,464	6,727,118	5,833,261	(12.26)	(13.29)
毛利	2,380,947	2,603,378	2,918,615	9.34	12.11
經營溢利	1,254,774	2,444,819	1,763,834	94.84	(27.85)
應佔聯營公司業績	1,444,946	1,786,762	3,315,331	23.66	85.55
除税前溢利	3,325,716	8,168,096	14,732,414	145.60	80.37
純利	2,032,573	6,173,343	10,853,521	203.72	75.81
邊際毛利(%)	31.05	38.70	50.03	不適用	不適用
邊際純利(%)	26.51	91.77	186.06	不適用	不適用

資料來源： 恒基地產二零零四年及二零零五年年報及賬目

雖然恒基地產集團於過去三個財政年度之營業額呈下跌趨勢，其純利、邊際毛利及邊際純利於同期大幅增加。邊際毛利及邊際純利有如此增長情況，原因乃(其中包括)相對於上年度而言，二零零五年香港地產市場整體上較為活躍，且本港樓價亦見急升。根據恒基地產之二零零五年年報所載，截至二零零五年六月三十日止財政年度，物業銷售及租金收入分別佔恒基地產集團營業總額約32.31%及35.95%。二零零四年及二零零五年，此兩項業務對恒基地產集團之營業額作出最大貢獻。此外，恒基地產集團應佔聯營公司溢利由二零零四年約港幣17.87億元增至二零零五年約港幣33.15億元。年度增長率約85.55%之主要原因乃由於恒基地產集團之兩間聯營公司香港中華煤氣及美麗華於二零零五年之税前溢利，分別大幅增長約57%及約28%。

根據上表3及13，吾等留意到，恒基地產集團於二零零四年及二零零五純利之年度增長率分別約203.72%及約75.81%，乃超過恒基發展集團於同一財政年度之年度增長率。此外，於二零零四年及二零零五年，恒基地產集團邊際純利之年度增長，亦較恒基發展集團者為高。因此，該建議讓少數股東有機會將彼等較低增長之投資，轉換為較高增長之投資，故符合獨立少數股東之整體利益。

誠如上圖8所列示，一股恒基發展股份之價格由最後交易日之收市價港幣10.65元，增加至直至最後實際可行日期(包括該日)止之高位約港幣14.00元。儘管如此，該建議項下之註銷代價之隱含價值，仍然較同一期間一股恒基發展股份之最高每日收市價為高。

就該等欲於該建議之前或之後分散彼等之恒基發展投資之少數股東而言，在釐定彼等投資之潛在變現淨值時，必須考慮出售恒基發展股份所涉及之交易費用。

提出另一項收購建議之可能性

根據説明函件所述，恒基地產現無意終止恒基發展集團之業務或就該等業務作出重大變動，包括於不久將來任何重新調配恒基發展集團之固定資產，以及繼續聘用恒基發展集團之僱員；惟於恒基發展集團之正常業務範圍內進行者除外。此外，恒基地產無意出售或促使任何控股人士出售彼等於恒基發展之任何權益。

因此，獨立少數股東應注意，在並無得到恒基地產之支持下，將不大可能會有第三方就計劃股份提出收購或建議。因此，倘若該建議失效，恒基發展股份之價格可能會回復至其過往成交水平及交投量。吾等認為，該建議讓少數股東有機會按溢價變現彼等於恒基發展股份之投資(不論所變現之持股量有多少)。該建議及其條款符合獨立少數股東之整體利益。

有關恒基地產股份之代價

根據計劃股份之持有人將有權就每持有2.5股計劃股份獲發1股恒基地產股份作為註銷代價，吾等向該等有意接納註銷代價並成為恒基地產股東之獨立少數股東介紹關於恒基地產若干方面之資料。

(a) *恒基地產之業務*

恒基地產是一間於香港註冊成立之有限公司，而恒基地產股份及其前身自一九八一年起已在聯交所及其前身上市。恒基地產是一間投資控股公司，其附屬公司之主要業務活動包括物業發展及投資、項目管理、樓宇建築、物業管理、基建、酒店經營、百貨店經營、金融及投資控股。恒基地產之業務地區集中，其所有業務經營均位於香港及中國。

從上表12所述，吾等留意到私有化先例所提呈之平均註銷或收購價，較有關公司每股有形資產淨值溢價約187.92%。由於私有化先例包括之公司較適合以「盈利基準」而非「資產基準」進行估值，故此這未必是適當之比較參數。因此，一個較為適當之比較參數將為參考物業私有化先例。誠如上文表12所述，較物業私有化先例中該等公司之每股有形資產淨值出現之平均折讓約為28.06%，而最後交易日隱含價值則較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約16.20%。吾等亦留意到，最後交易日隱含價值較恒基發展股份於最後交易日之收市價出現之溢價，乃屬物業私有化先例之範圍內。因此，吾等認為最後交易日隱含價值屬公平合理。

註銷代價之隱含價值之分析

下圖8列示於最後交易日至最後實際可行日期，恒基發展股份之每日收市價，相對於由恒基地產股份每日收市價而釐訂之註銷代價之隱含價值而言之變動：

圖8：最後交易日後之恒基發展股份價格與註銷代價之隱含價值之比較


港幣
16
15
14
13
12
11
10
註銷代價之隱含價值
恒基發展股價
最後交易日
05年11月10日
05年11月11日
05年11月14日
05年11月15日
05年11月16日
05年11月17日
05年11月18日
05年11月21日
05年11月22日
05年11月23日
05年11月24日
05年11月25日
05年11月28日
05年11月29日
05年11月30日
05年12月1日
05年12月2日
05年12月5日
05年12月6日
05年12月7日
05年12月8日
05年12月9日
05年12月13日
05年12月14日
05年12月15日
05年12月16日
最後實際可行日期

資料來源： 彭博資訊

雖然吾等留意到，私有化先例及物業私有化先例涉及之公司，在營運及業務方面可能與恒基發展不同，但就比較私有化先例之條款而言，私有化先例及物業私有化先例均提供現行指示性市價範圍及平均數，作為主要之評估參數。下表概述了私有化先例及物業私有化先例之主要統計數字：

表12：私有化先例及物業私有化先例之主要統計數字

公司	主要業務	註銷／收購價 港幣	公佈日期	較平均收市股價出現之溢價 % 最後交易日	30個交易日	90個交易日	120個交易日	私有化先例之每股經調整綜合有形資產淨值 港幣	收購價較每股經調整綜合有形資產淨值出現之溢價／(折讓)%
鵬利國際集團有限公司[1]	物業投資及發展	0.74	二零零三年五月三日	72.09	74.46	73.66	79.99	1.34	(44.78)
昌利地產金融有限公司[1]	物業投資及發展	15.00	二零零三年五月二十一日	59.57	70.84	90.40	73.78	11.49	30.55
太平協和集團有限公司[1]	製造、物業投資及發展	0.65	二零零三年五月二十六日	51.16	60.89	46.40	49.15	1.83	(64.48)
其士建築集團有限公司[1]	建築服務及保養	0.25	二零零三年十月三十一日	16.28	23.76	58.23	73.66	0.32	(21.88)
第一珍寶(集團)有限公司	提供電器設備	0.70	二零零四年十月十三日	125.81	133.33	125.81	123.23	1.32	(46.97)
The Kwong Sang Hong International Limited[1]	物業買賣及租賃	1.25	二零零四年十一月四日	5.04	36.17	64.04	66.46	1.83	(31.69)
中國石化北京燕化石油化工股份有限公司	石化業務	3.80	二零零四年十二月二十九日	10.95	23.88	28.98	31.36	1.82	108.79
和記環球電訊控股有限公司	電訊服務	0.65	二零零五年五月三日	36.84	43.33	44.55	46.93	0.034[2]	1,797.81
恒基中國集團有限公司[1]	物業投資及發展	8.00	二零零五年五月十九日	66.67	64.27	68.42	76.20	12.51	(36.05)
私有化先例									
平均				49.38	58.99	66.72	68.97		187.92
物業私有化先例									
平均				45.14	55.07	66.86	69.88		(28.06)
最高				72.09	74.46	90.40	79.99		30.55
最低				5.04	23.76	46.40	49.15		(64.48)
以最後交易日隱含價值表示之恒基發展	物業投資及發展、投資控股、基建、酒店及百貨店業務、保安服務及資訊科技發展	13.76[5]	二零零五年十一月九日	29.20	27.17	25.32	25.89	16.42[3]	(16.20)
以最後實際可行日期隱含價值表示之恒基發展[4]		14.78[6]						16.42[3]	(9.99)

附註1： 物業私有化先例

附註2： 此交易並無披露經調整綜合有形資產淨值，故使用資產淨值。

附註3： 此數據指恒基發展經調整有形資產淨值。

附註4： 僅供説明用途。

附註5： 根據最後交易日隱含價值計算。

附註6： 根據最後實際可行日期隱含價值計算。

資料來源： 彭博資訊、上述私有化先例之公佈及收購建議文件

由於恒基發展於最後交易日之市值及恒基發展經調整有形資產淨值分別約為港幣300億元及約港幣462.7億元，吾等認為，與該等市值與資產淨值低於港幣1,000億元之恒基發展可資比較公司進行比較可能較為有意義。因此，於最後交易日，該等市值與資產淨值低於港幣1,000億元之恒基發展可資比較公司之收市價較每股資產淨值出現之平均折讓約為2.67%。

恒基發展股份之價格於最後交易日及最後實際可行日期較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約35.14%及約14.74%。與此同時，最後交易日隱含價值及最後實際可行日期隱含價值分別較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約16.20%及約9.99%。因此，吾等相信，在並無進行該建議之情況下，少數股東將會難以實現最後交易日隱含價值及最後實際可行日期隱含價值分別較恒基發展股份之恒基發展經調整有形資產淨值出現折讓約16.20%及約9.99%之套現價。有鑑於此，吾等認為，註銷代價屬公平合理，並符合獨立少數股東之整體利益。

私有化先例

在評估註銷代價之價值是否公平合理時，吾等亦已將最後交易日隱含價值代表之溢價或折讓，與香港最近進行之其他私有化活動進行比較。

吾等已審核及識別自二零零三年一月一日起直至最後交易日(包括該日)止期間，已公佈並成功完成之合共九項關於聯交所主板上市公司之私有化活動(「私有化先例」)。吾等更特別審核只適用於聯交所上市物業發展及投資公司之私有化先例(「物業私有化先例」)。

恒基發展可資比較公司

為協助評估最後交易日隱含價值較恒基發展相關資產出現之溢價或折讓是否公平合理，吾等已與恒基發展可資比較公司進行比較。於最後交易日，恒基發展可資比較公司之市值由約港幣220.1億元至約港幣3,154.9億元不等，而資產淨值(根據最近期經審核綜合賬目計算)介乎約港幣123.8億元至約港幣616.6億元不等。下表列示恒基發展可資比較公司之股價較恒基發展可資比較公司及恒基發展之資產淨值出現之溢價或折讓水平：

表11：較恒基發展可資比較公司股價之資產淨值出現溢價或折讓

公司	於最後交易日之股份收市價 港幣	於最後交易日之市值 港幣十億元	最近公佈之資產淨值[3] 港幣十億元	最近公佈之每股資產淨值 港幣	較每股股價之資產淨值出現溢價／(折讓) %
長江實業(集團)有限公司[4]	80.35	186.10	184.62	79.71	0.80
恒隆地產有限公司	11.15	41.31	40.64	11.03	1.09
恒基地產	34.40	62.42	104.07[1]	57.34[1]	(40.01)
和記黃埔有限公司[4]	74.00	315.49	255.11	59.84	23.66
嘉里建設有限公司	20.00	24.23	23.63	19.50	2.56
新世界發展有限公司	9.50	33.17	61.66	17.66	(46.21)
信和置業有限公司	8.45	36.52	34.63	7.96	6.16
新鴻基地產發展有限公司[4]	74.15	178.05	150.15	62.54	18.56
太古股份有限公司「A」[4]	70.05	103.47	84.75	57.23	22.40
尖沙咀置業集團有限公司	15.80	22.01	12.38	8.89	77.73
九龍倉集團有限公司	27.40	67.07	62.81	25.67	6.74
會德豐有限公司	12.60	25.60	36.28	17.86	(29.45)
平均					**3.67**
市值低於港幣1,000億元之公司之平均數					**(2.67)**
恒基發展股份於最後交易日之收市價與每股恒基發展股份之恒基發展經調整有形資產淨值之比較	**10.65**	**30.00**	**46.27[6]**	**16.42[6]**	**(35.14)**
以最後交易日隱含價值表示之恒基發展	**13.76[2]**	**38.77[2]**	**46.27[6]**	**16.42[6]**	**(16.20)**
以最後實際可行日期隱含價值表示之恒基發展	**14.78[5]**	**41.64[5]**	**46.27[6]**	**16.42[6]**	**(9.99)**

附註1： 此數字指恒基地產經調整有形資產淨值。

附註2： 按照最後交易日隱含價值計算。

附註3： 由於恒基發展可資比較公司之經調整有形資產淨值並非公開披露之資料，故吾等進行分析時使用了恒基發展可資比較公司之資產淨值。

附註4： 市值超過港幣1,000億元之公司。

附註5： 根據最後實際可行日期隱含價值計算。

附註6： 此數據指恒基發展經調整有形資產淨值。

資料來源： 彭博資訊，以及恒基發展可資比較公司之最近期年報及賬目以及中期報告

根據計劃文件附錄一，恒基發展經調整有形資產淨值約為港幣462.7億元，相等於每股恒基發展股份約港幣16.42元。吾等已於直至最後實際可行日期(包括該日)止之上一個財政年度，將每日之每股恒基發展股份之恒基發展經調整有形資產淨值與其每日收市價進行比較。下文圖7列示於回顧期間之有關折讓情況。

圖7：恒基發展股份之每日收市價較每股恒基發展股份之恒基發展經調整有形資產淨值出現之折讓


0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40%
-45%
-50%
最後實際可行日期
以最後交易日隱含價值代表之折讓約16.20%
於二零零四年十二月二十四日之最低折讓約27.83%
最後交易日
於二零零四年七月十五日之最高折讓約44.58%
04年7月1日
04年8月1日
04年9月1日
04年10月1日
04年11月1日
04年12月1日
05年1月1日
05年2月1日
05年3月1日
05年4月1日
05年5月1日
05年6月1日
05年7月1日
05年8月1日
05年9月1日
05年10月1日
05年11月1日
05年12月1日
最後實際可行日期

資料來源：彭博資訊，以及恒基發展二零零三年、二零零四年及二零零五年之年報及賬目

吾等留意到，於回顧期間內，恒基發展股份之每日收市價一律按較恒基發展經調整有形資產淨值出現折讓之價格進行買賣。折讓範圍由二零零四年十二月二十四日之最低約27.83%至二零零四年七月十五日之最高約44.58%，表示市場於過去三年評估恒基發展股份價值，乃較其相關投資之價值折讓約27.83%至44.58%。

最後交易日隱含價值較每股恒基發展股份之恒基發展經調整有形資產淨值折讓約16.20%。此外，最後實際可行日期隱含價值為每股恒基發展股份港幣14.78元，乃根據恒基地產股份於最後實際可行日期之收市市價計算，較恒基發展經調整有形資產淨值折讓約9.99%。

因此，最後交易日隱含價值與最後實際可行日期隱含價值均相當於恒基發展股份之價值，高於市場於最後交易日及最後實際可行日期賦予恒基發展股份之市值。此外，最後交易日隱含價值及最後實際可行日期隱含價值亦較恒基發展經調整有形資產淨值出現折讓，惟有關折讓均低於由二零零四年七月一日起至最後交易日止期間內，恒基發展股份之每日收市價較每股恒基發展股份之恒基發展經調整有形資產淨值之最低折讓約27.83%。因此，儘管較恒基發展經調整有形資產淨值出現折讓，吾等認為折讓水平乃可予接受。

圖6：較恒基發展股份之過往有形資產淨值出現之溢價或折讓


以最後交易日隱含價值代表
之溢價約78.70%
最後實際可行日期
於二零零四年十二月二十四日之最高買賣溢價約53.90%
較每股恒基發展股份之
過往有形資產淨值出現之
溢價或折讓
最後交易日
於二零零二年十一月五日之最高買賣折讓約8.32%
100%
80%
60%
40%
20%
0%
-20%
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源： 彭博資訊

誠如上文圖6所示，於過去三年之大部分日子內，恒基發展股份乃按較每股恒基發展股份之過往有形資產淨值出現溢價之價格買賣。於公佈刊發日期前，於二零零四年十二月二十四日較每股恒基發展股份之過往有形資產淨值為高之最高買賣溢價約為53.90%，而於二零零二年十一月五日較每股恒基發展股份當時之過往有形資產淨值出現之最高買賣折讓約為8.32%。於最後交易日，收市價較每股恒基發展股份之過往有形資產淨值溢價約38.31%。於最後實際可行日期，收市價較每股恒基發展股份之過往有形資產淨值溢價約81.82%，低於最後實際可行日期隱含價值較每股恒基發展股份之過往有形資產淨值出現之約91.95%溢價。因此，吾等認為，註銷代價為合理，並符合獨立少數股東之整體利益。

恒基發展經調整有形資產淨值

恒基發展經調整有形資產淨值乃計及恒基發展集團於二零零五年十月三十一日應佔物業權益估值所產生之盈餘淨額約港幣56億元，以及恒基發展之上市聯營公司，即香港中華煤氣、美麗華及香港小輪於二零零五年十月三十一日之市值分別約港幣892億元、約港幣56億元及約港幣32億元。戴德梁行發出之估值函件及證書載於計劃文件附錄三。

於最後交易日前之六個月期間內，恒基發展股份之每月交投量呈現下跌趨勢，由二零零五年六月錄得之最高交投量達恒基發展已發行股本約4.15%，跌至二零零五年九月相當於恒基發展已發行股本約0.47%。由最後交易日直至最後實際可行日期(包括該日)止期間，恒基發展股份之交投量已大幅增加，十一月份之交投量約為恒基發展已發行股本之約3.20%。根據二零零五年五月至十月之交投量，倘若該建議被撤回或告失效，吾等認為不大可能持續錄得二零零五年十一月相對較活躍之交投量。

在吾等之分析中，吾等亦已將恒基發展股份之交投量與恒基發展可資比較公司股份之交投量進行比較。吾等留意到，由二零零五年五月至十月，恒基發展可資比較公司之每月交投量，平均佔可資比較公司各自之已發行股份數目約5.32%。此外，於同一回顧期內，恒基發展股份之每月交投量，平均佔恒基發展已發行股份總數之約1.65%。

由於刊發公佈前之交投量相對較低，少數股東不可能於恒基發展股份市價不被壓價之情況下，大批拋售彼等持有之恒基發展股份。因此，該建議是少數股東可按最後交易日隱含價值將彼等之恒基發展股權轉換成恒基地產股份之良機。因此，吾等認為，由於該建議讓少數股東有機會按較市價出現溢價之價格出售彼等於恒基發展之股權(即使彼等可能持有大量股份)，該建議乃符合獨立少數股東之整體利益。

有形資產淨值

誠如計劃文件附錄一所列示，於二零零五年六月三十日之恒基發展有形資產淨值約為港幣217億元，相當於每股恒基發展股份約港幣7.70元。吾等已根據恒基發展於回顧期間之最近期公佈經審核賬目，評估恒基發展股份之每日收市價與每股恒基發展股份之有形資產淨值。根據恒基發展股份每日收市價及每股恒基發展股份之過往有形資產淨值計算，以下圖6列示較每股恒基發展股份之過往有形資產淨值出現之溢價或折讓。

於最後交易日後及直至最後實際可行日期(包括該日)為止期間，恒基發展股份之每日收市價上升至二零零五年十二月十六日及最後實際可行日期之港幣14.00元。然而，倘若該建議被撤銷或告失效，則不能夠保證恒基發展股份之股價將會維持於現有水平，市盈率因而可能會回落至較低水平。

根據恒基發展股份近期之市盈率，該建議為少數股東提供可按較高市盈率將彼等於恒基發展之投資轉換之機會。有見及此，吾等認為該建議符合獨立少數股東之整體利益及註銷代價屬公平合理。

流通性

下表載列由二零零五年五月一日直至最後實際可行日期(包括該日)止期間恒基發展股份之交投量：

表10：由二零零五年五月一日至最後實際可行日期止期間恒基發展股份之交投量

二零零五年	恒基發展股份之每月交投量	恒基發展股份之每月交投量佔已發行恒基發展股份總數之百分比[1]	每間恒基發展可資比較公司之每月交投量佔彼等各自之已發行股份數目之平均百分比
		%	%
五月	50,811,420	1.80	3.24
六月	116,811,021[2]	4.15	7.13
七月	43,458,872	1.54	6.33
八月	30,855,419	1.10	5.36
九月	13,221,294	0.47	4.55
十月	23,163,543	0.82	5.32
－由十一月一日至最後交易日	2,904,000	0.10	0.93
－於最後交易日後及直至最後實際可行日期(包括該日)止[3]	149,817,225	5.32	6.67

附註1： 根據最後實際可行日期2,817,327,395股已發行恒基發展股份計算。

附註2： 根據恒指服務有限公司於二零零五年五月十三日刊發之新聞稿，恒基發展自二零零五年六月六日起自恒生地產分類指數之名單中被剔除。

附註3： 包括合共27個交易日。

資料來源： 彭博資訊

吾等從上表之資料得知，恒基發展股份於最後交易日之市盈率約為8.59倍，較平均市盈率約11.82倍低，但介乎恒基發展可資比較公司之市盈率約5.75倍至約19.56倍範圍之內。此外，最後交易日隱含價值代表恒基發展股份較高之市盈率約11.10倍，接近恒基發展可資比較公司之平均市盈率。以最後交易日隱含價值代表之市盈率，高於恒基發展股份於最後交易日，以及直至最後交易日(包括該日)止30個、60個及90個交易日之市盈率。

於最後實際可行日期，吾等亦留意到恒基發展股份之市盈率約11.29倍，乃屬於市盈率範圍內，並較恒基發展可資比較公司之平均市盈率為低。

下文圖5列示於回顧期間恒基發展股份之市盈率及以最後交易日隱含價值代表之市盈率：

圖5：過往恒基發展股份之市盈率


倍
20
18
16
14
12
10
8
6
4
2
0
於二零零四年一月二十日之最高市盈率約18.57倍
計算市盈率時計及恒基發展集團截至二零零四年六月三十日止財政年度之年度業績
於最後實際可行日期之市盈率約11.29倍
以最後交易日隱含價值代表之市盈率約11.10倍
計算市盈率時計及包括恒基發展集團截至二零零五年六月三十日止財政年度之年度業績
於二零零五年七月七日之最低市盈率約8.51倍
最後交易日
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

以最後實際可行日期隱含價值代表之市盈率約11.92倍，較過去三年期間之大部分時間內之恒基發展股份之市盈率低。然而，吾等得知以最後交易日隱含價值代表之市盈率較恒基發展股份由二零零五年六月至最後實際可行日期止最近期之市盈率呈現溢價。與回顧期間之恒基發展股份之市盈率作比較，最後交易日隱含價值代表之市盈率有介乎最高40.23%之折扣至最高30.43%之溢價。吾等得知，恒基發展之市盈率於二零零四年六月至二零零五年六月期間大幅下跌。根據吾等從恒基發展集團之管理層得知，市盈率大幅下跌，是由於彭博資訊於計算市盈率時採納恒基發展集團之年度業績所致。

市盈率

根據截至二零零五年六月三十日止財政年度之恒基發展股東應佔溢利約港幣35.1億元(相等於每股恒基發展股份盈利約港幣1.24元)計算，恒基發展股份於最後交易日之收市價為港幣10.65元，於最後實際可行日期為港幣14.00元，分別相當於市盈率約8.59倍及約11.29倍，而最後實際可行日期隱含價值則相當於約11.92倍之較高市盈率。下文表9所載為恒基發展與恒基發展可資比較公司於最後交易日之市盈率之比較：

表9：恒基發展股份與恒基發展可資比較公司之過往市盈率

	於最後交易日			最後實際可行日期		
	市值	收市價	市盈率	市值	收市價	市盈率
	港幣百萬元	港幣	倍	港幣百萬元	港幣	倍
長江實業(集團)有限公司	186,104	80.35	15.03	188,073	81.20	15.19
恒隆地產有限公司	41,312	11.15	6.03	44,794	12.15	6.54
恒基地產	62,422	34.40	5.75	67,049	36.95	6.18
和記黃埔有限公司	315,489	74.00	19.56	315,276	73.95	19.55
嘉里建設有限公司	24,233	20.00	12.39	25,891	21.30	13.24
新世界發展有限公司	33,170	9.50	11.10	37,534	10.75	12.56
信和置業有限公司	36,520	8.45	6.99	40,543	9.50	7.76
新鴻基地產發展有限公司	178,045	74.15	17.17	181,407	75.55	17.49
太古股份有限公司「A」	103,467	70.05	15.81	105,244	69.70	16.08
尖沙咀置業集團有限公司	22,009	15.80	8.03	22,218	15.95	8.11
九龍倉集團有限公司	67,066	27.40	17.80	66,087	27.00	17.54
會德豐有限公司	25,601	12.60	6.14	25,703	12.65	6.17
平均			11.82			12.20
恒基發展於最後交易日	30,005	10.65	8.59			
直至最後交易日(包括該日)止之30個交易日	30,476	10.82	8.73			
直至最後交易日(包括該日)止之60個交易日	30,748	10.93	8.80			
直至最後交易日(包括該日)止之90個交易日	30,959	10.98	8.86			
按最後交易日隱含價值計算之恒基發展	38,766	13.76	11.10			
按最後實際可行日期隱含價值計算之恒基發展				41,640	14.78	11.92

資料來源：彭博資訊，恒基發展及恒基發展可資比較公司之年報及賬目

根據上述挑選標準，吾等已識別及包括12間公司作為可資比較公司(「恒基發展可資比較公司」)。此外，吾等亦已將恒生指數列為與恒基發展之股價表現比較之基準。誠如下文圖4所示，恒基發展之股價表現介乎恒基發展可資比較公司股價之中位數，並較本回顧期間之恒生指數表現理想。

圖4：恒基發展之股價表現、
恒基發展可資比較公司與恒生指數之比較


400%
300%
200%
100%
0%
-100%
最後交易日
恒基發展
恒基地產
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期
恒基發展
恒基地產
嘉里建設有限公司
九龍倉集團有限公司
會德豐有限公司
恒隆地產有限公司
尖沙咀置業集團有限公司
恒生指數
長江實業(集團)有限公司
信和置業有限公司
太古股份有限公司「A」
新鴻基地產發展有限公司
新世界發展有限公司
和記黃埔有限公司

資料來源： 彭博資訊

吾等認為，誠如下文「其他收購建議之前景」一段所述，由於恒基發展之大部分股權由恒基地產持有，無可能有任何獨立第三方會按相比最後交易日隱含價值較佳或更差之價格就恒基發展股份提出收購建議。由於恒基發展股份近年來之過往股價均低於註銷代價，而且將不可能出現具競爭性之收購建議，故少數股東於不久將來不可能獲得高於註銷代價之套現價。因此，吾等認為註銷代價合理並符合獨立少數股東之整體利益。

下文圖3進一步列示由二零零二年十一月五日至最後實際可行日期(首尾兩日包括在內)(「回顧期間」)恒基發展股份在聯交所所報之每日收市價：

圖3：恒基發展之股價表現


港幣
最後實際可行日期:
港幣14.00元
最後交易日隱含價值
於二零零四年十二月二十四日
之最高恒基發展股份之股價為港幣11.85元
最後交易日
港幣10.65元
於二零零二年十一月五日之最低
恒基發展股份之股價為港幣5.95元
16
14
12
10
8
6
4
0
02年11月5日
03年2月5日
03年5月5日
03年8月5日
03年11月5日
04年2月5日
04年5月5日
04年8月5日
04年11月5日
05年2月5日
05年5月5日
05年8月5日
05年11月5日
最後實際可行日期

資料來源：彭博資訊

誠如上文圖3所顯示，由二零零二年十一月五日起至最後交易日止期間內任何時間，恒基發展股份之收市價均低於最後交易日隱含價值。最後交易日隱含價值較直至最後交易日(包括該日)止三年間所買賣之恒基發展股份之價格，分別溢價約港幣1.91元至約港幣7.81元。於最後交易日後，恒基發展股份之價格於最後實際可行日期上升至港幣14.00元。然而，倘若該計劃並不成功或該建議被撤銷或告失效，則不能保證恒基發展股份之價格將會維持於現有水平。

為評估恒基發展之股價表現，吾等已與可資比較公司互相比較。由於截至二零零四年及二零零五年六月三十日止兩個財政年度，物業租賃所作出之貢獻佔恒基發展之45%以上收益，加上恒基發展於三間香港上市公司，即香港中華煤氣、香港小輪及美麗華均擁有股權，故可資比較公司乃按以下標準揀選：

(a) 於最後交易日之市值最少為港幣200億元；

(b) 不包括H股公司；及

(c) 持有最少兩間於聯交所上市之附屬公司或聯營公司，或於香港主要從事物業投資或物業發展業務。

下文表8列示由最後交易日隱含價值較恒基發展股份於下述日期及期間之多個收市價所代表之溢價摘要：

表8：最後交易日隱含價值與恒基發展股份收市價之比較

交易日	恒基發展股份之收市價	根據最後交易日隱含價值計算之溢價
	港幣	%
最後交易日	10.65	29.20

期間	恒基發展股份之平均收市價	根據最後交易日隱含價值計算之溢價
	港幣	%
直至最後交易日(包括該日)止之10個交易日	10.74	28.12
直至最後交易日(包括該日)止之30個交易日	10.82	27.17
直至最後交易日(包括該日)止之60個交易日	10.93	25.89
直至最後交易日(包括該日)止之120個交易日	10.93	25.89

資料來源：彭博資訊

最後交易日隱含價值較恒基發展股份於直至最後交易日(包括該日)止多個回顧期間之最低及最高平均收市價，分別溢價約29.20%至約25.89%。

恒基發展股份之股價表現

下表載列由二零零五年五月一日至最後交易日止期間每月之恒基發展股份最高及最低成交價，以及平均收市價：

表7：恒基發展之股價表現

月份	恒基發展股份之收市價		恒基發展股份之每月平均每日收市價
	最高	最低	
	港幣	港幣	港幣
二零零五年			
五月	11.60	10.45	11.04
六月	11.00	10.65	10.83
七月	11.25	10.55	10.98
八月	11.75	10.80	11.18
九月	11.20	10.90	11.04
十月	11.05	10.60	10.77
十一月－直至最後交易日	10.85	10.65	10.79

資料來源：彭博資訊

由二零零五年五月一日至最後交易日止回顧期間之恒基發展股份之最高及最低成交價，分別為港幣11.75元(於二零零五年八月三日)及港幣10.45元(於二零零五年五月二十五日及二十六日)。最後交易日隱含價值較恒基發展股份於回顧期間之最高成交價溢價，並分別較恒基發展股份之最高及最低成交價溢價約17.11%及約31.67%。

圖2：恒基地產股份之每日收市價與恒基發展股份之每日收市價之間之兑換率


最後交易日
恒基地產股份之每日收市價與恒基發展股份
之每日收市價之間之兑換率
恒基地產股份之平均收市價與恒基發展股份之平
均收市價於直至最後交易日(包括該日)止120個交
易日之間之兑換率
最後實際可行日期
根據該建議提出之兑換率
4.0
3.5
3.0
2.5
2.0
05年5月18日
05年6月18日
05年7月18日
05年8月18日
05年9月18日
05年10月18日
05年11月18日
05年12月18日
最後實際可行日期

資料來源：彭博資訊

根據恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之過往兑換率，該建議為少數股東提供可按較過往兑換率有溢價之價格將恒基發展股份交換為恒基地產股份之機會。然而，倘該建議被撤回或失效，不能保證恒基發展股份之股價將維持於現有水平；故恒基發展股份之價格可能因而回落至較低水平。由於上述各項，吾等認為該建議乃符合獨立少數股東之整體利益；及註銷代價屬公平合理。

經考慮(i)未能確定日後之派息率；(ii)恒基發展於過去五年之股息率下跌；及(iii)根據該建議之最後交易日隱含價值較恒基發展股份之市價溢價，同時亦讓少數股東能夠有機會將彼等於恒基發展股份之投資轉換至收益可能較高之其他投資，因此，吾等認為該建議符合獨立少數股東之整體利益。

恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之過往兌換率

根據恒基地產股份於最後交易日及最後實際可行日期之股份收市價分別為港幣34.40元及港幣36.95元計算，恒基地產股份之平均收市價與恒基發展股份之平均收市價之間於最後交易日及最後實際可行日期之兌換率分別約為3.23倍及約2.64倍。因此，按每2.5股計劃股份可交換1股恒基地產股份之兌換率，分別較最後交易日及最後實際可行日期之兌換率溢價約29.2%及約5.6%。下文表6及圖2顯示經參考於最後交易日及多個過往期間恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之比率而計算之註銷代價所代表之溢價。

表6：恒基地產股份之平均收市價與恒基發展股份之平均收市價之間之兌換率

		最後交易日	直至最後交易日止之過往期間				
			10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價(港幣)	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價(港幣)	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C) = (A)/(B)[1]	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價 = (C)/2.5 − 1[2]	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

附註1： 「(C)」乃指於指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

附註2： 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價每股港幣34.40元，按註銷代價項下之每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣13.76元(「最後交易日隱含價值」)。再者，根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份之價值約為港幣14.78元(「最後實際可行日期隱含價值」)。

鑑於上述各項，吾等認為該建議可被視為一大良機，讓少數股東沽出彼等於恒基發展之投資。當按註銷代價計算之最後交易日隱含價值及最後實際可行日期隱含價值分別較恒基發展股份於最後交易日及最後實際可行日期之市價出現溢價時轉換恒基發展之投資，特別能夠從中獲益。吾等相信，此機會讓少數股東能夠按較市價為高之溢價轉換投資，乃符合獨立少數股東之整體利益。

股息

下表列示恒基發展截至二零零五年六月三十日止過去五個財政年度各年之股息相關統計資料：

表5：恒基發展股份之股息相關統計數字

截至六月三十日止財政年度	每股恒基發展股份股息	每股恒基發展股份盈利	派息率	恒基發展股份之平均每日收市價	股息率
	港幣	港幣	%	港幣	%
二零零一年	0.23	0.70	32.86	5.46	4.21
二零零二年	0.22	0.63	34.92	6.23	3.53
二零零三年	0.22	0.56	39.29	6.67	3.30
二零零四年	0.23	0.76	30.26	8.92	2.58
二零零五年	0.28	1.24	22.58	10.68	2.62

資料來源：彭博資訊、恒基發展二零零一年至二零零五年年報

誠如上文表5所示，截至二零零五年六月三十日止過去五個財政年度，每股恒基發展股份之股息維持相對穩定，由每股恒基發展股份港幣0.22元至港幣0.28元不等。然而，恒基發展股份之派息率由二零零一年約32.86%下跌至二零零五年約22.58%。此外，按照恒基發展股份之年度平均每日收市價計計算之股息率，亦顯示出股息率出現整體下跌趨勢，並由二零零一年約4.21%下跌至二零零五年約2.62%。

下文表4列示美麗華集團截至二零零五年三月三十一日止三個財政年度之重要財務資料：

表4：美麗華集團截至二零零五年三月三十一日止三個財政年度之重要財務資料

	截至三月三十一日止財政年度		
	二零零三年	二零零四年	二零零五年
	港幣千元 (經審核及重列)	港幣千元 (經審核及重列)	港幣千元 (經審核)
營業額	1,381,032	1,402,800	1,362,146
經營溢利	305,882	344,256	447,408
除税前溢利	263,394	319,264	434,663
股東應佔溢利	223,642	250,328	320,735
銷售增幅(%)	不適用	1.6%	(2.9%)
純利增幅(%)	不適用	11.9%	28.1%
邊際純利(%)	不適用	17.8%	23.5%

資料來源：美麗華之年報及中期報告

誠如上文表4所示，美麗華集團之純利由二零零三年約港幣223,640,000元增至二零零五年約港幣320,740,000元，二零零四年及二零零五年之年度增長率分別為約11.9%及約28.1%。此外，美麗華集團之邊際純利穩步上揚，由二零零四年約17.8%增至二零零五年約23.5%。然而，吾等得知，美麗華集團之營業額由二零零三年至二零零五年維持相對平穩，並由二零零三年約港幣13.8億元減至二零零五年約港幣13.6億元。

從恒基發展集團過去三個財政年度之經審核綜合營業額及純利(不包括於二零零五年採納新會計處理方法之影響)，吾等得知，就營業額、經營溢利及純利而言，恒基發展集團由二零零三年至二零零五年之年度增長率呈下跌趨勢。此外，恒基發展集團自其聯營公司所獲貢獻不斷增加。倘若恒基發展日漸依重其聯營公司，其未來發展潛力可能會因其主要貢獻溢利之聯營公司(香港中華煤氣及美麗華)之表現而受到限制。根據香港中華煤氣由二零零三年至二零零五年之財務業績，吾等得知香港中華煤氣期內錄得低純利增長及邊際純利減少。此外，吾等得知美麗華之營業額於本回顧期間維持相對穩定。

(b) 美麗華

美麗華主要從事五類業務，包括物業投資、物業發展及銷售、酒店擁有及管理、飲食業務及旅遊業務。下文表3說明了截至二零零五年三月三十一日止三個財政年度，美麗華各業務之營業額貢獻。

表3：截至二零零五年三月三十一日止
三個財政年度美麗華集團之營業額分析

	截至三月三十一日止財政年度			百分比變動	
				二零零四年／	二零零五年／
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元	%	%
投資物業之租金總額	356,745	332,512	332,707	(6.79)	0.06
出售物業及發展中物業之所得款項總額	303,161	437,314	259,087	44.25	(40.75)
來自酒店擁有及管理業務之收入	294,830	263,638	331,748	(10.58)	25.83
來自飲食業務之收入	120,263	112,431	132,670	(6.51)	18.00
來自旅遊業務之收入	306,033	256,905	305,934	(16.05)	19.08

資料來源：美麗華二零零四年及二零零五年年報

據美麗華所報，其美麗華酒店於二零零五年錄得房間銷售收益增加約54%，二零零五年之平均入住率達90%以上，美麗華集團之房間價格上升30%。同時，美麗華集團旗下之美麗華商場平均出租率約98%，租金收入錄得溫和增幅。就飲食業務而言，其經營業績維持穩定，美麗華集團於二零零五年擴充其餐廳網絡。儘管來自美麗華集團旅遊業務之營業額上升約19.08%，但吾等從美麗華二零零五年年報之主席報告中得知，由於二零零四年十二月發生南亞海嘯悲劇，加上業內競爭十分激烈，旅遊業務之邊際毛利已降至十分低之水平。

上文圖1列示香港中華煤氣集團十年以來之營業額及純利趨勢。誠如上文表2所示，截至二零零三年及二零零四年十二月三十一日止兩個財政年度，香港中華煤氣集團之營業額分別錄得約5.98%及約11.87%之年度增長率，而截至二零零五年六月三十日止六個月之增長率則為約13.36%。然而，香港中華煤氣集團之純利維持平穩，於二零零三年及二零零四年同期僅分別增加約0.10%及約0.03%。香港中華煤氣集團之邊際純利有下跌趨勢，由二零零二年約44.32%下跌至二零零四年約37.43%。根據香港中華煤氣之二零零四年年報所載，香港中華煤氣集團之營業額約90%是來自於香港生產、分銷及向市場推廣煤氣以及相關業務。因此，儘管截至二零零五年六月三十日止六個月期間，從香港中華煤氣集團之物業發展中賺取盈利，但吾等認為，這業務並非香港中華煤氣集團之核心業務。此外，香港中華煤氣集團有些物業發展項目，乃由香港中華煤氣集團並無控制權之合營企業進行。因此，吾等認為，對於香港中華煤氣集團來說，這業務之收入貢獻較為被動，極度視乎市況而定。亦不能確定日後獲得該收入之時間及款額。

儘管截至二零零五年六月三十日止六個月，香港中華煤氣集團之純利及邊際純利分別較二零零四年同期錄得約57.35%及約64.61%之年度增長，吾等從香港中華煤氣之二零零五年中期報告得知，香港中華煤氣集團截至二零零五年六月三十日止六個月之純利約為港幣1,035,000,000元，相當於香港中華煤氣集團應佔出售嘉亨灣及京士柏山物業發展項目之部分單位所得之溢利，而約港幣325,500,000元則相當於香港中華煤氣集團應佔其投資物業之重估盈餘。根據香港中華煤氣二零零五年中期報告，經對購回股份數目作出調整，但不包括物業銷售溢利及投資物業重估盈餘，香港中華煤氣集團截至二零零五年六月三十日止六個月之每股盈利約港幣0.316元，相對於二零零四年同期約港幣0.311元僅增加約1.61%。

雖然香港中華煤氣集團於中國積極發展業務，務求擴大其市場，但該等投資之回報期及該等投資之表現仍屬未知之數。然而，香港中華煤氣集團於回顧期間之純利增長偏低及其邊際純利下跌，均會對恒基發展集團之盈利造成直接影響。

至二零零五年六月三十日止財政年度之除税前溢利約2.42%。吾等將不會就香港小輪之業績作進一步詳述，但將會專注於主要溢利貢獻聯營公司香港中華煤氣及美麗華。

(a) 香港中華煤氣

下文所載圖1列示香港中華煤氣集團於過去十個財政年度之過往營業額及溢利表現：

圖1：香港中華煤氣集團於截至二零零四年十二月三十一日止十個財政年度之營業額及溢利


港幣百萬元
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
營業額
純利
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

資料來源：彭博資訊，香港中華煤氣

表2：香港中華煤氣集團截至二零零四年十二月三十一日止三個財政年度及截至二零零四年及二零零五年六月三十日止兩個六個月期間之重要財務資料

	截至十二月三十一日止財政年度			截至六月三十日止六個月	
	二零零二年	二零零三年	二零零四年	二零零四年	二零零五年
	港幣百萬元 (重列)	港幣百萬元	港幣百萬元	港幣百萬元 (未經審核及重列)	港幣百萬元 (未經審核)
營業額	6,878	7,289	8,154	4,267	4,837
純利	3,048	3,051	3,052	1,986	3,125
營業額增長(%)	不適用	5.98%	11.87%	不適用	13.36%
純利增長(%)	不適用	0.10%	0.03%	不適用	57.35%
邊際純利(%)	44.32%	41.86%	37.43%	46.54%	64.61%

資料來源：香港中華煤氣之年報及中期報告

根據吾等與恒基發展董事之討論，吾等認同恒基發展董事之意見，認為出租物業組合、基建項目投資、酒店及零售經營業務，連同聯營公司之溢利貢獻，為恒基發展集團帶來穩定收入貢獻。誠如上文所述及於下文進一步討論，獨立少數股東須知道，恒基發展集團自其聯營公司之盈利貢獻不斷增加，而恒基發展之未來盈利增長將可能較為依重聯營公司之收入貢獻。

誠如上文表1附註3所述，恒基發展集團於二零零四年錄得因出售證券投資而獲得收益約港幣61,900,000元，但於二零零五年並無錄得任何收益。此外，截至二零零五年六月三十日止兩個財政年度，恒基發展集團之所持未變現之證券投資收益分別約為港幣48,900,000元及約港幣25,900,000元。此外，於該兩個財政年度，恒基發展集團投資物業收益之公平價值分別約為港幣160,900,000元及約港幣890,300,000元。

恒基發展之聯營公司

二零零三年至二零零五年，來自應佔聯營公司業績之收入呈上升趨勢。此項收入貢獻由二零零三年約港幣15.4億元增至二零零五年約港幣28.7億元，於二零零四年及二零零五年分別錄得年度增長率約19.01%及約56.74%。由於(i)概無恒基發展集團或恒基地產集團於彼等之主要聯營公司，即香港中華煤氣、香港小輪及美麗華之股權中擁有絕大部分權益；及(ii)該等聯營公司向恒基發展集團作出之盈利貢獻，除其他因素，將受該等聯營公司之經營表現所影響，因此，吾等認為恒基發展集團繼完成該建議後未來對源自恒基發展聯營公司之盈利貢獻之倚賴程度難以衡量，並可能對恒基發展集團及恒基地產集團之未來業績均構成影響。

由於恒基發展集團及恒基地產集團於彼等之主要聯營公司，即香港煤氣、香港小輪及美麗華之股權中並沒擁有絕大部分權益，故恒基發展集團日後依賴該等聯營公司之盈利貢獻，可能會影響恒基發展集團及恒基地產集團之未來業績。誠如說明函件所述，恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益分別為27.64%、23.02%及32.49%。然而，於完成該建議後，恒基地產於恒基發展中擁有之權益將會增加至100%，因此，恒基地產分別於香港中華煤氣、香港小輪及美麗華之間接權益將會相等於恒基發展所持之37.62%、31.33%及44.21%直接權益。

香港中華煤氣由恒基發展擁有37.62%，恒基發展集團截至二零零五年六月三十日止財政年度之約48.40%除稅前溢利來自應佔香港中華煤氣及其附屬公司業績。此外，美麗華及其附屬公司（由恒基發展集團擁有44.21%）亦佔恒基發展集團於同一財政年度之除稅前溢利約11.76%。吾等已審閱下文所載香港中華煤氣集團及美麗華集團之增長，以就彼等對恒基發展之增長影響發表意見。於截至二零零四年十二月三十一日止過去兩個財政年度，香港小輪之表現有所改善，而其除稅前溢利貢獻約港幣103,000,000元，相當於恒基發展集團截

雖然恒基發展集團截至二零零五年六月三十日止三個財政年度之營業額普遍錄得上升趨勢，由二零零三年約港幣11.8億元增至二零零五年約港幣12.9億元，吾等得知恒基發展集團營業額之年度增長率由二零零四年約6.31%下跌至二零零五年約3.08%。此外，經營溢利之年度增長率亦由二零零四年約90.63%下跌至二零零五年約65.49%。

恒基發展集團二零零四年及二零零五年之純利分別增加約36.07%及約64.57%，於二零零五年約達港幣35.1億元。然而，吾等從恒基發展之二零零五年年報得知，恒基發展集團於截至二零零五年六月三十日止財政年度採納了香港會計準則第40號及香港會計準則詮釋第21號。因此，恒基發展集團於二零零四年及二零零五年分別錄得投資物業之重估盈利約港幣160,900,000元及約港幣890,300,000元。在不計及因重估投資物業而產生影響情況下，恒基發展集團之純利僅約達港幣22.2億元，相當於只較二零零四年同期之數字增加約22.00%。

物業租賃約佔恒基發展集團截至二零零五年六月三十日止年度營業額47.11%。租金收入一直是恒基發展集團穩定的收入來源。根據恒基發展二零零五年年報所述，恒基發展集團主要投資物業之平均出租率約為96%，而就本地零售店物業及高質素寫字樓物業之新租約而言，租金收入錄得雙位數增長。

就香港政府廢除遺產稅(將於二零零六年二月十一日生效)而言，吾等認同恒基發展董事之意見，認為此項建議將會吸引外商投資以及海外富裕家庭移居香港，因此，將會進一步刺激本地物業市場，從而導致資產價格增加。

酒店及零售業務分別約佔恒基發展集團截至二零零五年六月三十日止年度營業額及經營溢利約18.05%及1.04%。本期內，恒基發展集團旗下之香港麗東酒店及九龍麗東酒店錄得平均入住率約80%，客房價目錄得持續增長。恒基發展集團於香港荃灣、屯門、元朗、馬鞍山及將軍澳經營千色店百貨公司。此外，截至二零零五年六月三十日止財政年度，恒基發展集團百貨店業務之營業額增加約9.31%。

收費公路之收入分別約佔恒基發展集團截至二零零五年六月三十日止年度之營業額及經營溢利之18.20%及10.33%。恒基發展集團於中國收費橋樑及收費公路合資經營業務繼續為恒基發展集團之經常性盈利收益。

附註3： 經營溢利

	截至六月三十日止財政年度		
	二零零三年	二零零四年	二零零五年
	港幣千元	港幣千元	港幣千元
	(重列)	(重列)	
毛利	595,620	663,163	702,604
其他營運收入	98,454	86,565	71,726
出售證券投資溢利	12,815	61,911	–
出售物業、廠房及設備之(虧損)溢利	(1,269)	76,091	(2,065)
持有未實現盈利之證券投資	63,104	48,901	25,942
物業、廠房及設備減值虧損	(14,318)	(435)	–
待發展物業減值虧損撤回(已確認)	(6,404)	367	–
待出售已建成物業減值回撥(已確認)	(46,302)	17,254	–
投資物業之公平價值收益	–	160,933	890,345
銷售及分銷費用	(59,475)	(62,059)	(55,398)
行政費用	(175,766)	(163,495)	(161,582)
經營溢利	466,459	889,196	1,471,572

附註4： 以下為恒基發展截至二零零五年六月三十日止三個財政年度應佔聯營公司業績之分析，僅供參考之用

	截至六月三十日止財政年度		
	二零零三年	二零零四年	二零零五年
	港幣百萬元	港幣百萬元	港幣百萬元
	(重列)	(重列)	
香港中華煤氣	1,386	1,361	2,063
香港小輪	94	55	103
美麗華	27	344	501
其他非上市聯營公司	32	72	204
應佔聯營公司業績－除稅前	1,539	1,832	2,871
應佔聯營公司業績－除稅後	1,276	1,513	2,382

資料來源：恒基發展之管理層及恒基發展二零零三年、二零零四年及二零零五年年報

恒基發展集團截至二零零五年六月三十日止三個財政年度之經審核綜合業績之重要財務資料摘要如下：

表1：恒基發展集團截至二零零五年六月三十日止三個財政年度之重要財務資料

	截至六月三十日止財政年度			百分比變動	
				二零零四年／	二零零五年／
	二零零三年	二零零四年	二零零五年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元	%	%
	(重列)[1]	(重列)[2]			
營業額	1,181,245	1,255,773	1,294,420	6.31	3.08
經營溢利[3]	466,459	889,196	1,471,572	90.63	65.49
應佔聯營公司及共同控制實體業績[4]	1,539,060	1,831,631	2,870,868	19.01	56.74
除税前日常業務溢利	1,923,458	2,654,099	4,261,565	37.99	60.57
恒基發展股東應佔年內溢利	1,565,278	2,129,869	3,505,160	36.07	64.57

附註1： 由於在截至二零零四年六月三十日止財政年度，恒基發展集團採納由香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得税」，故該等賬目已予重列。

附註2： 由於在截至二零零五年六月三十日止財政年度採納：(i)香港財務報告準則第3號；(ii)香港詮釋第1號；(iii)香港會計準則第40號投資物業；以及(iv)香港會計準則詮釋第21號所得税—已重估不可折舊資產之收回，故該等賬目已予重列。

(b) 恒基地產因該建議而擴大之股本基礎將鞏固及加強恒基地產作為香港主要上市公司及恒生指數(「恒生指數」)成份股之地位，並將令恒基地產股份對機構投資者更具吸引力；

(c) 該建議為獨立少數股東帶來一個機會，可按較恒基地產股份及恒基發展股份於直至最後交易日止120個交易日各自之市價所示之兑換率更有利之比率，將彼等於恒基發展之投資交換為恒基地產投資；

(d) 該建議讓獨立少數股東參與恒基地產之其他業務(包括物業發展業務)，同時，亦保留顯著間接參與恒基發展所有現有相關業務(包括香港中華煤氣、香港小輪及美麗華之業務)之機會；及

(e) 恒基地產乃香港恒生指數之主要成份股，按所有恒生指數成份股公司分別於最後交易日及最後實際可行日期之收市價之市值計算，排名十七及十六，而恒基地產股份過去之交易流通性一般均較恒基發展股份為高。

增加註銷代價

誠如恒基發展董事局之函件所述，恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

在吾等已審閱該建議之其他方面(吾等將會於本函件之緊接章節內討論)後，吾等認為，提供此項選擇乃符合獨立少數股東之整體利益。

過往財務表現及未來增長

據恒基發展二零零五年年報之資料顯示，物業銷售及租金收入佔恒基發展集團營業額約47.23%。同時，吾等載於下文之分析顯示，截至二零零五年六月三十日止三個財政年度各年，應佔聯營公司業績分別佔恒基發展集團之除税前溢利約80.02%、69.01%及67.37%。截至二零零五年六月三十日止三個財政年度，單是應佔香港中華煤氣之業績，分別佔恒基發展集團除税前溢利約72.07%、51.28%及48.40%。

(f) 該計劃獲得大多數獨立少數股東以投票表決方式（親身或委派代表出席及投票）於法院指令會議上以不少於由獨立少數股東於法院指令會議上親身或委派代表投票之該等恒基發展股份價值四分之三之票數批准，惟該計劃不會獲持有全體獨立少數股東持有之所有恒基發展股份價值10%以上之獨立少數股東於法院指令會議上反對通過；

(g) 於恒基發展股東大會上通過特別決議案，由親身或委派代表出席及投票之股東以不少於出席及投票之股東所投票數四分之三之票數批准該計劃（包括透過註銷計劃股份而削減恒基發展之法定及已發行股本）及使其生效；及

(h) 若該計劃並無於二零零六年六月三十日或法院可能許可之較後日期或之前生效，則該計劃會失效，且隨後會發表報章公佈知會少數股東。待條件獲達成或豁免後，該建議（預期於二零零六年二月二十二日生效）將對恒基發展及計劃股份之全體持有人具約束力。預期將於二零零六年三月四日或之前向計劃股份之持有人寄發恒基地產股份之股票。

有關該建議之條款及條件之其他詳情，載於計劃文件之說明函件內。

所考慮之主要因素及原因

在達致吾等就該建議之條款而作出推薦建議時，吾等已考慮下列主要因素及原因：

該建議之背景及原因

恒基發展為一間於香港註冊成立之有限公司，其恒基發展股份自一九七二年九月起已在聯交所及其前身上市。恒基發展為一家投資控股公司，其附屬公司之主要業務為於香港從事物業發展及投資、投資控股、基建項目、百貨業務、酒店業務、保安服務及資訊科技發展。

誠如說明函件所述，恒基地產董事局及恒基發展董事局已得知進行該建議之多項原因及利益。該等原因及利益包括：

(a) 撤銷恒基發展之上市地位將為恒基地產集團帶來更精簡之企業架構，並將提高營運效率及加強管理層對旗下各項業務之問責。恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益亦將同時有所增加；

吾等為根據證券及期貨條例可從事第1類及第6類受規管活動之持牌法團。吾等及吾等之聯營公司之日常業務涉及(其中包括)證券買賣及交易，或會涉及為客戶戶口買賣、處置及持有恒基發展或恒基地產證券。於最後實際可行日期，百德能並無以任何所有權方式於恒基發展股份或恒基地產股份中擁有任何股權。

計劃文件之主要條款及條件

概括來說，該建議涉及下列主要條款及條件：

(a) 該建議會以該計劃方式進行，其中涉及註銷所有計劃股份，藉以削減恒基發展之法定及已發行股本。於進行是次削減股本後，恒基發展之法定股本，將藉增發相等於已註銷計劃股份數目之新恒基發展股份而增加至其之前之款額港幣720,000,000元。因是次削減股本將產生進賬額，故所增發之747,083,536股新恒基發展股份，將入賬列為繳足股份，並發行予恒基地產，或按其可能發出之指示予以發行；

(b) 作為註銷計劃股份之代價，計劃股份之持有人將有權按彼等每持有2.5股計劃股份獲配1股恒基地產股份之基準獲得註銷代價，但概無計劃股份之持有人有權享有恒基地產股份之零碎部分 ；

(c) 根據該建議，將向計劃股份之持有人(關連人士除外)配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份；

(d) 根據股份轉讓安排，恒基地產將促使恒基兆業(被視為擁有恒基地產之61.87%權益)向關連人士或彼等之代名人轉讓彼等根據該計劃而將有權享有之恒基地產股份，藉此換取恒基地產向恒基兆業支付款項，金額相等於被轉讓之恒基地產股份之價值；

(e) 恒基地產董事有意於執行該計劃時撤銷恒基發展股份在聯交所之上市地位，或於該計劃不獲批准或被撤銷或失效時，維持恒基發展股份在聯交所之上市地位；

(c) 吾等並無參與該建議之條件之磋商過程。吾等認為，吾等已獲提供充份資料，及吾等已審閱充份資料，使吾等就該建議達致知情意見。吾等並無理由懷疑吾等獲提供之資料或向吾等發表之意見遺漏或隱瞞任何重大事實或資料，亦無理由懷疑恒基發展、恒基發展董事及恒基發展之顧問及代表向吾等提供之資料及聲明之真實性、準確性及完整性，或彼等所發表之意見是否合理；

(d) 吾等接獲指示就該建議之條款出任獨立董事之獨立財務顧問。因此，吾等之審閱範圍及最終發表之意見僅限於參考財務觀點，並不包括從任何其他觀點出發，就該建議之好處或其他方面所發表之陳述或意見；

(e) 吾等乃按整體獨立少數股東之角度考慮該建議，而非按每名個別獨立少數股東之角度。因此，每名獨立少數股東應按本身之情況、從其本身就所有情況之觀點(而並非單憑本函件所提出之財務角度)以及本身之投資目標，考慮就該建議之好處或其他方面投票表決；

(f) 吾等並無被要求對獨立少數股東面對之任何稅項影響、有關該建議之任何程序，及港幣、人民幣或任何其他貨幣之任何過往、現有或未來滙率波動發表意見，而吾等之意見亦無以任何形式就上述各項發言；

(g) 吾等並無就該建議是否將會完成或成功進行發表意見；

(h) 本函件所載之任何事宜，均不得被視作對任何恒基發展證券於任何指定時間之成交價或市場趨勢之意見或觀點；

(i) 吾等並無被要求提供，且亦並無提供根據該建議之條款於本函件表達吾等意見以外之服務；及

(j) 本函件所載之意見擬提供獨立董事就是否接納該建議及投票贊成該建議向獨立少數股東作出其推薦建議之其中一項基準。

本函件僅供獨立董事就考慮該建議作參考之用，除供計劃文件轉載及「獨立董事函件」及計劃文件所載其他部分對其之所有提述外，在事前未經書面同意前，不得引述或提述本函件之全部或任何部分內容，亦不得將本函件用作任何其他用途。

吾等將就獲委任為獨立財務顧問向恒基發展收取正常專業費用。除就吾等獲委任而應付吾等之此筆正常專業費用外，吾等現時並無任何安排，致使吾等將據此向恒基地產或恒基發展或彼等各自之主要股東或與彼等任何一方行動一致或被視為行動一致之任何人士收取任何費用或利益。

獨立董事

誠如恒基發展董事局函件所載，恒基發展董事局由二十名恒基發展董事組成，其中十四名為恒基發展執行董事、三名為恒基發展非執行董事，而其餘三名則為恒基發展之獨立非執行董事。由於全體恒基發展執行董事均參與涉及該建議之決策程序，故根據收購守則，彼等均被視為並無獨立身份就該建議提供意見。除阮北耀外，其餘恒基發展非執行董事及三名恒基發展獨立非執行董事，均為恒基地產及恒基發展之董事。所以，根據收購守則，彼等均被視為並無獨立身份就該建議之條款提供意見。因此，恒基發展之非執行董事阮北耀，已獲恒基發展董事局委任為獨立董事，向獨立少數股東提供有關該建議之推薦建議。

本函件之資格

本函件須符合以下資格：

(a) 在達致吾等之意見時，吾等依賴恒基發展董事局代表及恒基發展管理層所提供關於恒基發展、該建議之資料及事實、所表達之意見及所作出之聲明，包括計劃文件所載之該等事實、意見及聲明。該等資料之例子包括財務資料、該建議之條款、現有業務經營、整體未來前景及進行私有化之原因。吾等亦依賴恒基發展董事，以確保恒基發展提供予吾等之資料及事實屬真實、正確及完整。吾等亦已假設計劃文件所載及所述之所有資料、聲明及意見屬真實及正確，以及專業人士所發表之意見屬公平合理，故此彼等依賴上述各項。恒基發展董事局已確認，彼等為恒基發展於計劃文件內提供有關恒基發展之內容承擔全部責任。

(b) 吾等並無理由相信計劃文件所提供之資料或所發表之意見遺漏或隱瞞任何重大事實。然而，按一般慣例，吾等並無就所獲提供之資料進行核實程序，亦無就恒基發展集團之業務及事務狀況進行任何獨立深入調查。恒基發展董事局已向吾等確認，吾等獲提供之資料並無遺漏任何重大事實。吾等認為，吾等已審閱充份資料，使吾等達致知情意見，並為吾等就該建議作出之推薦建議提供合理基礎；

下文所載為獨立財務顧問百德能致獨立董事之意見函件全文，編製以供載入本文件。



百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條
提出以協議安排之方式
建議私有化恒基兆業發展有限公司

緒言

除非文義另有所指，否則本函件所使用之界定詞彙應與恒基發展於二零零五年十二月二十二日刊發致恒基發展少數股東之文件(「計劃文件」)所界定者具相同涵義，而本函件亦構成計劃文件之一部份。

茲提述吾等獲恒基發展董事局委聘為獨立財務顧問，就恒基地產根據公司條例第166條提出以協議安排之方式建議私有化恒基發展，向獨立董事提供意見。有關該計劃之詳情載於計劃文件內。吾等獲恒基發展董事局委任亦已獲獨立董事批准，符合收購守則第2.1條。

吾等作為獨立財務顧問，須根據收購守則第2.1條，就該建議條款對獨立少數股東而言是否公平合理，向獨立董事提供意見，並就應否接納該建議作出推薦建議。

百德能乃獨立於及與恒基地產、恒基發展或彼等各自之主要股東，或與彼等任何一方行動一致或被視為行動一致之任何人士概無關連。因此，百德能被視為符合資格就該建議提供獨立意見。

務請獨立少數股東亦留意(i)恒基發展董事局函件、(ii)說明函件，以及(iii)組成說明函件一部分之各附錄，特別是本文件(本函件為其一部分)附錄三之物業估值。

此致

列位獨立少數股東　台照

非執行董事
阮北耀
謹啟

二零零五年十二月二十二日



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條
透過協議安排
將恒基兆業發展有限公司
私有化之建議

本函件所用詞彙與本文件(本函件為其一部份)所用者具相同涵義。

據公佈所述，恒基地產於二零零五年十一月八日要求恒基發展董事局根據公司條例第166條，向少數股東提出有關透過協議安排，將恒基發展私有化之建議，當中涉及註銷及取消所有計劃股份。恒基地產及恒基發展於二零零五年十二月十二日進一步公佈，指經考慮已發表意見之少數股東之建議，以及為使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份；增幅為4%。有關該建議詳情載於本文件第9至16頁「恒基發展董事局函件」一節內。本人已就該建議而獲委任為獨立董事，向獨立少數股東提供有關彼等應如何對該計劃作出投票之推薦建議。百德能已獲委任為獨立財務顧問，向本人提供有關該建議之意見。

經考慮該建議條款及百德能之意見，尤其是本文件第19至63頁百德能致本人函件載述之各項因素、原因及推薦建議(本人懇請獨立少數股東特別留意)後，本人認為，對獨立少數股東而言，該建議條款均屬公平合理。因此，本人推薦獨立少數股東於法院指令會議上，投票贊成批准該計劃之決議案。本人亦推薦獨立少數股東於股東特別大會上，投票贊成批准該計劃及使其生效之特別決議案。

表格－恒基兆業發展有限公司」，方便獨立少數股東填妥代表委任表格後，將表格寄回(僅供香港郵寄之用)。填妥及交回該等會議之代表委任表格後，獨立少數股東仍可親自出席有關會議，並按意願於會上投票。倘若獨立少數股東於遞交有關代表委任表格後出席會議，則交回之代表委任表格將被視為作廢。

為決定有權出席法院指令會議及股東特別大會，並於該等會議上投票之獨立少數股東，由二零零六年一月十八日星期三至二零零六年一月二十日星期五(包括首尾兩日)，將暫停辦理股份過戶登記手續。因此，於該段期間內，不會過戶任何恒基發展股份。為符合資格於法院指令會議及股東特別大會上投票，所有有關股票及過戶文件，均須於二零零六年一月十七日星期二下午四時正前，交回任何上述地址之恒基發展股份過戶登記處。

假設條件獲達成或(如適用)豁免，則預期該計劃將於生效日期生效，即預期為二零零六年二月二十二日星期三。恒基發展將另行發表報章公佈，提供有關該等會議結果，以及若於該等會議上通過所有決議案，則公佈買賣恒基發展股份之最後日期、記錄時間、法院對於批准該計劃之呈請之聆訊結果、生效日期，以及撤銷恒基發展股份在聯交所之上市地位日期之詳情。

股票、買賣、上市、登記及寄發股票，碎股交易安排

閣下務請留意本文件第85至87頁説明函件之「股票、買賣及上市」、「登記及寄發股票」及「碎股交易安排」等節。

其他資料

本文件第17至63頁載有獨立董事致獨立少數股東之函件，以及百德能致獨立董事之函件。　閣下就該建議採取之任何行動前，務請細閱該等函件。

在考慮採取有關該建議之行動前，　閣下應考慮本身之税務狀況；　閣下如有任何疑問，應諮詢　閣下之專業顧問。

閣下亦務須細閱本文件第64至315頁之説明函件及説明函件所有附錄、本文件第316至325頁之該計劃，以及本文件第326至329頁之該等會議通告。

此致

列位少數股東　台照

代表恒基發展董事局
主席兼總經理
李兆基博士
謹啟

二零零五年十二月二十二日

法院已指命舉行法院指令會議，以考慮及酌情通過批准該計劃之決議案(不論有否修訂)。就法律規定由法院批准該計劃而言，若大多數股東(即相當於親自或委派代表出席法院指令會議，及於會上投票之少數股東所持恒基發展股份價值之四分之三)投票贊成該計劃，則批准該計劃之決議案將被視為已被通過。然而，根據收購守則第2.10條，若(i)獨立少數股東親自或委派代表在法院指令會議上，透過所持恒基發展股份，以最少75%票數批准該計劃；及(ii)在法院指令會議上投票反對該決議案之票數，不多於全體獨立少數股東所持全部恒基發展股份之10%，則該決議案將被視為已被通過。根據獨立少數股東所持有之690,069,472股恒基發展股份計算，於最後實際可行日期，該等恒基發展股份之10%，相當於69,006,947股恒基發展股份。

緊隨法院指令會議後，將舉行股東特別大會，以考慮及酌情通過一項特別決議案，批准該計劃及使其生效。

儘管控股人士並非該計劃之訂約人士而無權出席法院指令會議，但在無任何禁制規限下，彼等實益擁有之2,070,243,859股恒基發展股份，相當於恒基發展之已發行股本約73.48%，將於股東特別大會上作代表投票贊成所提呈之特別決議案。

由於根據收購守則，除外人士被視為與恒基地產一致行動之人士，故彼等實益擁有之57,014,064股恒基發展股份，雖然構成計劃股份之一部分，但將不會於法院指令會議就批准該計劃而作代表或投票之用。在並無任何禁制規限恒基發展股份(由除外人士實益擁有)持有人出席股東特別大會及在會上投票之情況下，除了已向執行人員作出書面承諾，不會於股東特別大會上投票之各恒基發展董事(載於上文「其他資料」一節)外，恒基發展股份(由除外人士實益擁有)持有人將可出席股東特別大會及於會上投票。

無論獨立少數股東能否親自出席該等會議，務請其按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示填妥及簽署，並將有關表格盡快交回恒基發展之股份過戶登記處標準証券登記有限公司之辦事處，惟在任何情況下，交回之時間不得遲於下列各時間。股份過戶登記處之地址為香港灣仔告士打道56號東亞銀行港灣中心地下，但由二零零六年一月三日起，則為香港灣仔皇后大道東28號金鐘匯中心26樓。就法院指令會議適用之粉紅色代表委任表格而言，務請於二零零六年一月十八日星期三上午十一時正前交回此代表委任表格，倘未於上述時間交回，可於法院指令會議親自交予主席。股東特別大會適用之白色代表委任表格，務須於二零零六年一月十八日星期三上午十一時三十分前交回，方為有效。隨函附奉列明發信人姓名及地址，並已預付郵資之回郵信封，信封上註明「交回法院指令會議代表委任表格及／或股東特別大會代表委任

該建議之財務影響

有關該建議之財務影響之其他分析，務請　閣下留意本文件第68至71頁說明函件之「該建議之財務影響」一節。

該建議對恒基發展及恒基地產之股權結構之影響

有關呈示該建議對恒基發展及恒基地產股權之影響之圖表，務請　閣下留意本文件第71至73頁說明函件之「該建議對恒基發展及恒基地產之股權結構之影響」一節。

該建議之背景及理由

有關達致註銷代價之背景及理由之其他資料，載於本文件第73至75頁說明函件之「該建議之背景及理由」一節。

有關恒基發展集團及恒基地產集團之資料及未來意向

閣下亦務須留意本文件第75至83頁說明函件之「有關恒基發展集團之資料」、「有關恒基地產集團之資料」及「未來意向」等節。

其他資料

李兆基、何永勳、李鏡禹、李達民、梁昇及羅德丞均為恒基地產董事，且擁有恒基發展股份之權益。根據證券及期貨條例，李家傑、李家誠及李寧均為與若干恒基地產董事相關之全權信託之受益人或受益人之配偶，故均被視為擁有恒基發展股份之權益。執行人員於二零零五年十一月十八日裁定並無任何證據顯示該等恒基地產董事面對收購守則第2.4條項下之利益衝突。因此，第2.4條規定須於公佈該建議前獲取獨立意見不會應用在恒基地產身上，但須待何永勳、李鏡禹、李達民、梁昇及羅德丞各自作出以下各項後始可作實：向執行人員發出書面確認，指彼等各自並未，且不會以恒基地產董事之身份，參與恒基地產有關該建議之決策程序，彼等承諾不會以恒基發展股東之身份，參與恒基發展股東有關批准該建議之會議，且彼等不會收取就進行該建議而附帶之任何利益。於二零零五年十二月七日有關董事已向證監會作出所需之確認及承諾。

該等會議及獨立少數股東將採取之行動

誠如　閣下從本文件第326至329頁之該等會議通告所知，該等會議將分別於二零零六年一月二十日星期五上午十一時正及上午十一時三十分，假座香港中環金融街八號四季酒店海景禮堂舉行。

干恒基地產董事有關之信託之受託人所控制之公司，則根據該計劃向恒基發展股份（由關連人士實益擁有）持有人發行恒基地產股份，將須經獨立之恒基地產股東批准。在這情況下，誠如恒基發展與恒基地產於二零零五年十一月二十四日聯合刊發之公佈所載，實行股份轉讓安排，則毋須向關連人士發行任何新恒基地產股份。根據該安排，恒基地產將促使恒基兆業（被視為擁有恒基地產之61.87%權益）向關連人士或彼等之代名人轉讓彼等根據該計劃而將有權享有之恒基地產股份，藉此換取恒基地產向恒基兆業支付款項，金額相等於被轉讓之恒基地產股份之價值。根據該建議，恒基兆業將根據該安排向關連人士或彼等之代名人轉讓最多合共約19,598,425股恒基地產股份。由於該等恒基地產股份之價值將根據恒基地產股份於緊接生效日期（即根據該計劃，向計劃股份持有人發行及轉讓恒基地產股份之日）前交易日之收市價計算，恒基地產應付恒基兆業之款項，不能於最後實際可行日期釐定。倘若釐定了有關向恒基兆業支付之款項，則將就此另行發表公佈。然而，根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，為數約港幣725,610,128元之款項，包括根據香港法例第117章印花稅條例，就是次轉讓而應付之印花稅約港幣1,448,324元，將由恒基地產按照該安排而支付予恒基兆業。恒基地產已表示，其擬從內部資源撥款支付予恒基兆業有關款項。恒基地產之財務顧問CSFB信納恒基地產有足夠資源，根據股份轉讓安排而向恒基兆業支付款項。

誠如於二零零五年十一月二十四日公佈，恒基兆業已向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

根據該建議，將向計劃股份之持有人（關連人士除外）配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份。

若該計劃並無於二零零六年六月三十日或法院可能許可之較後日期或之前生效，則該計劃會失效，且隨後會發表報章公佈知會少數股東。待條件獲達成或豁免後，該建議（預期於二零零六年二月二十二日生效）將對恒基發展及計劃股份之全體持有人具約束力。預期將於二零零六年三月四日或之前向計劃股份之持有人寄發恒基地產股份之股票。

股權結構，有關控股人士及除外人士權益之資料

有關控股人士及除外人士之股權及權益之詳情，披露於本文件第84及85頁「說明函件」之「股權結構，有關控股人士及除外人士權益之資料」一節。

於達致註銷代價時，恒基地產董事局已考慮恒基發展股份及恒基地產股份之若干財務事宜及現行市價水平。經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價之比率，而計算之註銷代價所代表之溢價如下：

		最後交易日	直至最後交易日止之過往期間				
			10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價（港幣）	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價（港幣）	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C)=(A)/(B)（附註1）	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價=(C)/2.5 - 1（附註2）	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

附註：

1. 「(C)」乃指於任何指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

2. 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於任何指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價港幣34.40元及於最後實際可行日期之收市價港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份分別約值港幣13.76元及港幣14.78元。恒基發展股份於最後交易日及最後實際可行日期之收市價分別約為港幣10.65元及港幣14.00元。

上述每股恒基發展股份分別達港幣13.76元及港幣14.78元之價值，較恒基發展股份於二零零五年六月三十日之經審核綜合資產淨值每股約港幣8.11元溢價約69.67%及82.24%。

每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按註銷代價項下每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

有關達致註銷代價之背景及理由之其他資料，載於本文件第73至75頁説明函件之「該建議之背景及理由」一節。

根據上市規則，向被界定為「關連人士」之人士發行股份將構成一項關連交易，並須經發行公司之股東批准。由於彼等為恒基地產董事或彼等之家族成員或就富生而言，為一間與若

港幣720,000,000元。因是次削減股本將產生進賬額，故所增發之747,083,536股新恒基發展股份，將入賬列為繳足股份，並發行予恒基地產，或按其可能發出之指示予以發行。

作為註銷計劃股份之代價，計劃股份持有人將有權按下列基準收取註銷代價：

每持有2.5股計劃股份..1股恒基地產股份。

概無計劃股份持有人將有權享有恒基地產股份之零碎部分。

恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，經考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

支付註銷代價時，將並無附帶任何留置權、抵銷權、反索償或其他相類似權利，以致恒基地產可以其他方式或被視為有權向任何計劃股份持有人行使權利。

恒基地產獲授權根據於其在二零零四年十二月六日舉行之股東週年大會上授予恒基地產董事之一般性授權，發行新恒基地產股份。根據該計劃將予發行之新恒基地產股份將獲悉數繳足，並與現有恒基地產股份享有同等權益。恒基地產將向聯交所提出申請，將根據該計劃而將予發行之新恒基地產股份上市及買賣。

由於控股人士實益擁有之2,070,243,859股恒基發展股份將不會成為計劃股份之一部分，故概無恒基地產或控股人士或彼等之代名人將有權收取註銷代價。

有化。該建議將導致恒基發展成為恒基地產之全資附屬公司。於該計劃生效後，恒基發展股份於聯交所之上市地位將會撤銷。

於最後實際可行日期，恒基地產透過控股人士仍實益擁有合共2,070,243,859股恒基發展股份，相當於恒基發展已發行股本約73.48%。由於所有控股人士為恒基地產之間接全資附屬公司，故該等恒基發展股份不會構成計劃股份之一部分，亦因此不會在為批准該計劃而舉行之法院指令會議上作代表或投票之用。

此外，鑒於恒基地產於該建議之利益，加上其與除外人士之密切關係(載於本文件第71至73頁「說明函件」中「該建議對恒基發展及恒基地產之股權結構之影響」一節之「恒基發展」分段)，故根據收購守則，除外人士被視為與恒基地產一致行動人士。因此，儘管除外人士實益擁有之所有57,014,064股恒基發展股份(相當於恒基發展之已發行股本約2.03%)構成計劃股份之一部分，但有關恒基發展股份將不會於法院指令會議上作代表或投票之用。

恒基地產已經委任CSFB為有關該建議之財務顧問。

恒基發展董事局由二十名恒基發展董事組成，其中十四名為恒基發展執行董事、三名為恒基發展非執行董事，而其餘三名則為恒基發展之獨立非執行董事。由於全體恒基發展執行董事均參與涉及該建議之決策程序，故根據收購守則，彼等均被視為並無獨立身份就該建議提供意見。除阮北耀外，其餘恒基發展非執行董事及三名恒基發展獨立非執行董事，均為恒基地產及恒基發展之董事。所以，根據收購守則，彼等均被視為並無獨立身份就該建議之條款提供意見。因此，恒基發展之非執行董事阮北耀，已獲恒基發展董事局委任為獨立董事，向獨立少數股東提供有關該建議之推薦建議。恒基發展董事局已為此委任百德能為獨立財務顧問(有關委任事宜已特別獲獨立董事批准)，向獨立董事提供有關該建議之意見。

該建議之概要

本文件旨在向　閣下提供有關該建議之其他資料，以及給予　閣下有關該等會議之通告。務請　閣下亦留意獨立董事函件、百德能致獨立董事之函件、說明函件及該計劃，該等函件均屬於本文件之一部分。

該建議待條件獲達成或豁免(如適用)後，方會以該計劃方式進行，其中涉及註銷所有計劃股份，藉以削減恒基發展之法定及已發行股本。於進行是次削減股本後，恒基發展之法定股本，將藉增發相等於已註銷計劃股份數目之新恒基發展股份而增加至其之前之款額



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

執行董事：
李兆基(主席兼總經理)
李家傑(副主席)
林高演(副主席)
李家誠(副主席)
李達民
何永勳
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
劉智強
黃浩明
薛伯榮

非執行董事：
胡寶星
阮北耀
梁希文
胡家驃
(胡寶星之替代董事)

獨立非執行董事：
鄺志強
高秉強
胡經昌

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條透過協議安排
將恒基兆業發展有限公司私有化之建議

緒言

於二零零五年十一月八日，恒基地產(控制恒基發展之已發行股本約73.48%權益)要求恒基發展董事局根據公司條例第166條，向少數股東提出有關透過協議安排，將恒基發展私

任表格而言，倘未於上述時間交回，可在法院指令會議上交予法院指令會議之主席。股東特別大會之白色代表委任表格不得遲於上文所列時間及日期交回，方為有效。填妥及交回該等會議之代表委任表格後，獨立少數股東屆時仍可親自出席有關會議及在會上按其意願投票。在此情況下，交回之代表委任表格將視作已遭撤銷。

2. 該計劃將於法院批准(無論有否修訂)時生效，而法院指令之官式文本，連同載有公司條例第61條規定之詳情之會議記錄，將會送呈公司註冊處處長登記。登記手續預期為二零零六年二月二十二日。務請少數股東留意本文件第66至68頁説明函件所載之該等條件。若該計劃生效，預期恒基發展股份將於二零零六年二月二十二日撤銷在聯交所之上市地位。

3. 恒基地產股份之股票，將於生效日期起十日內寄發。

暫停買賣恒基地產股份及
恒基地產可換股票據 .... 二月二十一日星期二上午九時三十分

法院聆訊批准該計劃之呈請 .... 二月二十一日星期二

記錄時間 .... 二月二十一日星期二下午五時正

於南華早報及香港經濟日報公佈有關法院聆訊
批准該計劃呈請之結果 .... 二月二十二日星期三

恢復買賣恒基地產股份及
恒基地產可換股票據 .... 二月二十二日星期三上午九時三十分

生效日期 *(附註2)* .... 二月二十二日星期三

恒基發展股份在聯交所撤銷上市地位 *(附註2)* .... 二月二十二日星期三
下午四時正

於南華早報及香港經濟日報公佈
生效日期及撤銷恒基發展股份之上市地位 .... 二月二十三日星期四

寄發根據該計劃將予發行或轉讓之
恒基地產股份之股票之日期 *(附註3)* .... 三月四日星期六或之前

提供有關恒基地產股份之
碎股交易安排之期間 .... 三月六日星期一至
六月六日星期二

少數股東務須注意，上述時間表(主要視乎法院可聆訊有關裁定該計劃之程序之日期而定)可能有所改動。若上述時間表有任何改動，恒基發展將另行發表公佈。

附註：

1. 代表委任表格須盡快及按上述日期及時間交回恒基發展之股份過戶登記處標準証券登記有限公司。股份過戶登記處之地址為香港灣仔告士打道56號東亞銀行港灣中心地下，但由二零零六年一月三日起，則為香港灣仔皇后大道東28號金鐘匯中心26樓。就法院指令會議之粉紅色代表委

	二零零六年
就有權出席法院指令會議及股東特別大會， 並於該等會議上投票而交回恒基發展股份 過戶文件之最後時間	一月十七日星期二下午四時正
暫停辦理股份過戶登記手續， 以決定有權出席法院指令會議及股東特別大會， 並於該等會議上投票之獨立少數股東	一月十八日星期三至 一月二十日星期五 (包括首尾兩日)
就以下會議交回代表委任表格之最後時間：	
法院指令會議 *(附註1)*	一月十八日星期三上午十一時正
股東特別大會 *(附註1)*	一月十八日星期三上午十一時三十分
暫停買賣恒基發展股份、恒基地產股份及 恒基地產可換股票據	一月二十日星期五上午九時三十分
法院指令會議	一月二十日星期五上午十一時正
股東特別大會	一月二十日星期五上午十一時三十分 或隨即於法院指令會議結束或續會之後
於聯交所網頁公佈該等會議之結果	一月二十日星期五下午七時正
於南華早報及香港經濟日報 公佈該等會議之結果	一月二十三日星期一
恢復買賣恒基發展股份、恒基地產股份及 恒基地產可換股票據	一月二十三日星期一上午九時三十分
恒基發展股份買賣之最後日期	二月十四日星期二
交回恒基發展股份過戶文件以確定合資格獲得 該計劃之註銷代價之最後時間	二月十七日星期五下午四時正

「該建議」	指	由恒基地產透過該計劃，將恒基發展私有化之建議
「記錄時間」	指	緊接生效日期前之交易日，香港時間下午五時正
「股東名冊」	指	恒基發展存置之股東名冊
「該計劃」	指	恒基發展與計劃股份持有人根據公司條例第166條而訂立之協議安排，包括其任何修訂或增訂或由法院批准或施加之條件，詳情載於本文件第316至325頁
「計劃股份」	指	於記錄時間已發行之恒基發展股份，(不包括控股人士實益擁有之恒基發展股份)
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會頒佈之公司收購及合併守則
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司
「交易日」	指	聯交所進行證券買賣之營業日
「港幣」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣
「平方呎」	指	平方呎
「%」	指	百分比

「香港中華煤氣」	指	香港中華煤氣有限公司，一間在香港註冊成立之有限公司，其股份在聯交所主板上市
「香港小輪」	指	香港小輪(集團)有限公司，一間在香港註冊成立之有限公司，其股份在聯交所主板上市
「獨立董事」	指	阮北耀先生，獲委任向獨立少數股東提供有關該建議之意見之恒基發展非執行董事
「獨立少數股東」	指	少數股東(不包括除外人士實益擁有之恒基發展股份之持有人)
「最後交易日」	指	二零零五年十一月四日，即緊接暫停買賣恒基發展及恒基地產證券，以待刊發公佈前之交易日
「最後實際可行日期」	指	二零零五年十二月十九日，即本文件付印前為確定本文件所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「敏勝」	指	敏勝置業有限公司，一間在香港註冊成立之有限公司
「該等會議」	指	法院指令會議及股東特別大會，「該會議」則指其中任何一個會議
「少數股東」	指	恒基發展股東(不包括控股人士實益擁有之恒基發展股份之持有人)
「美麗華」	指	美麗華酒店企業有限公司，一間在香港註冊成立之有限公司，其股份於聯交所主板上市
「百德能」	指	百德能證券有限公司，為獨立董事之獨立財務顧問
「市盈率」	指	市價與盈利之比率
「中國」	指	中華人民共和國

「恒基發展董事局」	指	恒基發展之董事局
「恒基發展董事」	指	恒基發展之一名或多名董事
「恒基發展集團」	指	恒基發展及其附屬公司
「恒基發展有形資產淨值」	指	恒基發展集團於二零零五年六月三十日之綜合有形資產淨值，其乃根據恒基發展集團在截至二零零五年六月三十日止年度之經審核財務報表編製
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股
「恒基發展股東」	指	恒基發展股份持有人
「恒基地產」	指	恒基兆業地產有限公司，一間於香港註冊成立之有限公司，恒基地產股份在聯交所主板上市，而第二上市市場則為東京證券交易所
「恒基地產經調整有形資產淨值」	指	恒基地產集團之備考經調整綜合有形資產淨值，其乃根據恒基地產有形資產淨值編製，並就本文件附錄二第6節所載若干項目作出調整
「恒基地產董事局」	指	恒基地產之董事局
「恒基地產可換股票據」	指	Henson International Finance Limited於二零零四年二月九日發行並由恒基地產擔保之二零零六年到期之1.00%可換股擔保票據
「恒基地產董事」	指	恒基地產之一名或多名董事
「恒基地產集團」	指	恒基地產及其附屬公司
「恒基地產有形資產淨值」	指	恒基地產集團於二零零五年六月三十日之綜合有形資產淨值，其乃根據恒基地產集團在截至二零零五年六月三十日止年度之經審核財務報表編製
「恒基地產股東」	指	恒基地產股份持有人
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「持有人」	指	登記持有人，亦包括透過轉讓而有權登記成為持有人之人士及聯名持有人
「香港」	指	中國香港特別行政區

「登銘」	指	登銘置業有限公司，一間於香港註冊成立之有限公司
「戴德梁行」	指	戴德梁行有限公司，一家獨立專業物業估值師
「生效日期」	指	該計劃(如獲批准)之生效日期，預期為二零零六年二月二十二日
「除外人士」	指	李兆基、富生、何永勳、李鏡禹、李達民、梁昇、羅德丞、馮振華、林高禹、李兆麟、Tako Assets、Thommen、Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International
「執行人員」	指	證監會企業融資部之執行董事或其任何代表
「說明函件」	指	本文件第64至315頁所載之說明函件，並根據公司條例第166A條而發出
「股東特別大會」	指	恒基發展批准及執行該計劃而召開之股東特別大會及其任何續會，有關通告載於本文件第328及329頁
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「Gainwise」	指	Gainwise Investment Limited，一間在香港註冊成立之有限公司
「恒基數碼」	指	恒基數碼科技有限公司，一間在開曼群島註冊成立之有限公司
「恒基兆業」	指	恒基兆業有限公司，一間於香港註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，一間於香港註冊成立之有限公司，恒基發展股份在聯交所主板上市
「恒基發展經調整有形資產淨值」	指	恒基發展集團之備考經調整綜合有形資產淨值，其乃根據恒基發展有形資產淨值編製，並就本文件附錄一第6節所載若干項目作出調整

本文件(不包括該計劃及該等會議之通告)內，除文義另有所指外，下列詞語具有下列涵義：

「公佈」	指	恒基發展與恒基地產於二零零五年十一月九日聯合發表有關(其中包括)該建議之公佈
「公佈日期」	指	二零零五年十一月九日，即公佈之日期
「聯繫人」	指	具收購守則所賦予之涵義
「授權」	指	與該建議有關之一切必要之授權、登記、存案、裁決、同意、准許及批准
「註銷代價」	指	該建議之註銷代價，為每持有2.5股計劃股份獲發一股恒基地產股份
「賓勝」	指	賓勝置業有限公司，一間於香港註冊成立之有限公司
「公司條例」	指	香港法例第32章公司條例
「條件」	指	該建議受規限之條件或任何一項條件，詳情載於本文件第66至68頁說明函件內
「控股人士」	指	敏勝、登銘、Gainwise、踞威及賓勝
「關連人士」	指	不包括Tako Assets、Thommen、Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International之除外人士
「法院」	指	香港特別行政區高等法院原訟法庭
「法院指令會議」	指	將按法院指令，就批准該計劃而召開之少數股東會議及其任何續會。有關通告載於本文件第326及327頁
「踞威」	指	踞威置業有限公司，一間在香港註冊成立之有限公司
「CSFB」	指	Credit Suisse First Boston (Hong Kong) Limited，就該建議而言，為恒基地產之財務顧問
「CSFB集團」	指	CSFB以及控制CSFB之實體、由CSFB控制之實體或與CSFB受到同樣控制之實體

目　錄

此乃要件　請即處理

閣下對本文件任何方面或將採取的行動如有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有恒基兆業發展有限公司股份，應立即將本文件及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

致：居住在美利堅合眾國(「美國」)之獨立少數股東(定義見本文件)：

此項交換要約或業務合併乃就外地公司之證券而進行。該要約須符合外地國家之披露規定(有別於美國之披露規定)。本文件所收錄之財務報表乃屬於外地公司之財務報表，已根據外地會計標準(可能與美國公司之財務報表不同)編製。由於恒基兆業發展有限公司及恒基兆業地產有限公司均位於外地國家，加上彼等某些或全部高級職員及董事可能居住在外地國家，故　閣下可能難以強制執行權利，以及難以強制執行　閣下根據聯邦證券法規而可能產生之任何申索。　閣下未必能夠在外地法院，就違反美國證券法而向外地公司或其高級職員或董事提出起訴。可能難以迫使外地公司及其聯繫公司接受美國法院判決。　閣下務須留意，恒基兆業地產有限公司可能不根據交換要約而在公開市場或私自進行磋商而購買證券。



恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(於香港註冊成立之有限公司)
(股份代號：0097)



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：0012)

根據公司條例第166條
透過協議安排
進行私有化之建議
涉及註銷計劃股份持有人(定義見本文件)所持
恒基兆業發展有限公司每股面值港幣0.20元之全部已發行股份

恒基兆業地產有限公司之財務顧問

CREDIT SUISSE | FIRST BOSTON

恒基兆業發展有限公司
獨立董事(定義見本文件)之獨立財務顧問



百德能
證券

恒基兆業發展有限公司董事局函件載於本文件第9至16頁。有關該建議(定義見本文件)之說明函件載於本文件第64至315頁。載有獨立董事(定義見本文件)致獨立少數股東有關該建議之意見函件，載於本文件第17及18頁。載有獨立財務顧問百德能證券有限公司致獨立董事有關該建議之意見函件，載於本文件第19至63頁。

獨立少數股東將採取之行動，載於本文件第90及91頁。

該等會議(定義見本文件)將於二零零六年一月二十日舉行，有關通告載於本文件第326至329頁。**無論　閣下能否親自出席任何該等會議，務請　閣下按照隨附之法院指令會議之粉紅色代表委任表格及股東特別大會之白色代表委任表格上印備之指示，填妥及簽署，並將有關表格盡快交回恒基兆業發展有限公司之股份過戶登記處標準証券登記有限公司。股份過戶登記處之地址為香港灣仔告士打道56號東亞銀行港灣中心地下，但由二零零六年一月三日起，則地址為香港灣仔皇后大道東28號金鐘匯中心26樓。就白色代表委任表格而言，不得遲於股東特別大會之指定舉行時間四十八小時前交回。然而，就粉紅色代表委任表格而言，倘未於上述時間交回，閣下可於法院指令會議上交予法院指令會議之主席。**

本文件乃由恒基兆業發展有限公司與恒基兆業地產有限公司聯合刊發。

二零零五年十二月二十二日

本附錄二有關頁碼之提述，
均指隨附之計劃文件之頁碼，
並非本通函之頁碼。

除上文披露者外，於最後實際可行日期，據恒基地產董事或恒基地產之主要行政人員所知，概無其他人士(不包括恒基地產董事或恒基地產之主要行政人員)於恒基地產之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及第3分部須向恒基地產披露之權益或短倉。

4. 董事之服務合約

於最後實際可行日期，概無恒基地產董事與恒基地產集團已經或建議訂立任何並非於一年內屆滿或恒基地產集團不可在一年內終止而毋須賠償(法定賠償除外)之服務合約。

5. 訴訟

於最後實際可行日期，恒基地產或其任何附屬公司概無牽涉任何重大訴訟或索償，而據恒基地產董事所知，恒基地產或其任何附屬公司概無涉及任何尚未了結或有被控之虞之重大訴訟或索償。

6. 權益競爭

於最後實際可行日期，恒基地產主席李兆基及恒基地產董事李家傑、李家誠及李寧均被視為於在香港及中國從事物業投資及發展業務之公司中，擁有權益及／或持有董事職位。由於該等可能與本集團之業務構成競爭之公司乃涉及發展及投資不同種類之物業及／或於不同地點發展及投資物業，故恒基地產集團已獨立於該等公司之業務，並按公平原則基準營運。

於最後實際可行日期，據恒基地產董事所知，除上文披露者外，概無恒基地產董事或彼等之聯繫人(定義見上市規則)於與恒基地產集團之業務構成或似乎構成競爭之業務中擁有任何權益。

7. 一般資料

(a) 恒基地產之註冊辦事處位於香港中環金融街8號國際金融中心二期72-76樓。

(b) 恒基地產之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(c) 恒基地產之秘書為廖祥源先生，*B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.*。

(d) 恒基地產之合資格會計師為曹龍如先生，*F.C.C.A., C.P.A.*。

(e) 若本通函之英文本與中文本出現岐義，則以英文本為準。

40　該等股份中，(i) 1股由李家傑全資擁有之Applecross Limited擁有；及(ii) 1股由恒中全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

41　該等股份中，(i) 25股由李家傑全資擁有之崇基國際有限公司擁有；及(ii) 75股由恒中全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

除上文披露者外，於最後實際可行日期，概無恒基地產董事及恒基地產之主要行政人員於恒基地產及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有(a)根據證券及期貨條例第XV部第7及第8分部而須知會恒基地產及聯交所之權益及短倉（包括根據證券及期貨條例彼等被假設或視為擁有之權益及短倉）；或(b)根據證券及期貨條例第352條，須載入該條所指之股東名冊之權益及短倉；或(c)根據《上市公司董事進行證券交易的標準守則》之權益及短倉。

3. 主要股東

除上文披露有關若干恒基地產董事之權益外，根據恒基地產按證券及期貨條例第336條存置之登記冊，據恒基地產董事或恒基地產之主要行政人員所知，於最後實際可行日期，以下人士或法團（不包括恒基地產董事或恒基地產之主要行政人員）於恒基地產之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及第3分部須向恒基地產披露之權益或短倉。

主要股東：	**權益總數**	**百份比權益**
Rimmer (Cayman) Limited *(附註)*	1,122,938,300	61.88
Riddick (Cayman) Limited *(附註)*	1,122,938,300	61.88
Hopkins (Cayman) Limited *(附註)*	1,122,938,300	61.88
恒基兆業 *(附註)*	1,122,745,800	61.87
Yamina Investment Limited *(附註)*	538,437,300	29.67
Believegood Limited *(附註)*	222,045,300	12.24
South Base Limited *(附註)*	222,045,300	12.24
主要股東以外之人士：		
Cameron Enterprise Inc. *(附註)*	145,090,000	8.00

附註：

請參閱本附錄第2節之附註1。

27 該等股份中，李兆基實益擁有35,000,000股，而其餘之15,000,000股由富生擁有。

28 該等股份中，(i) 10,400股由恒基地產擁有；(ii) 2,600股由恒基兆業擁有；及(iii) 13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑及李家誠為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

29 該等股份由胡家驃擁有60%之Pearl Assets Limited擁有。

30 該等股份由梁希文全資擁有之Gilbert Investment Inc.擁有。

31 該等股份由胡寶星及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

32 該等股份中，(i) 5,000股由李家傑全資擁有之Applecross Limited擁有；及(ii) 5,000股由恒基中國集團有限公司(「恒中」，為恒基地產之間接全資附屬公司)全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

33 該等股份由馮李煥琼實益擁有。

34 該等股份由馮李煥琼實益擁有。

35 該等股份中，(i) 4,000股由李家傑全資擁有之Applecross Limited擁有；及(ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

36 該等股份中，(i) 80股由恒基地產之全資附屬達榮發展有限公司擁有；(ii) 10股由恒基兆業之全資附屬恒基財務有限公司擁有；及(iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc.及Furnline Limited各擁有5股。

37 該等股份由Quickcentre Properties Limited擁有，而李家傑全資擁有之Applecross Limited與恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司各擁有Quickcentre Properties Limited 50%。

38 該等股份中，(i) 5股由李家傑全資擁有之恒建發展有限公司擁有；及(ii) 5股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

39 該等股份中，(i) 3,038股由恒基地產擁有；及(ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有。

14 該等恒基發展股份由李鏡禹實益擁有。

15 該等恒基發展股份由梁昇實益擁有。

16 該等恒基發展股份由何永勳實益擁有。

17 該等股份中，李兆基實益擁有3,226,174股，而其餘之2,157,017,776股股份中，(i)恒基發展全資擁有之Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,159,024,597股及484,225,002股；(ii) 429,321,946股由恒基發展之全資附屬Macrostar Investment Limited擁有；(iii) 3,966,472股由恒基兆業全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及(iv) 80,479,759股由富生擁有。根據證券及期貨條例，李兆基被視為擁有恒基發展、恒基兆業及富生(列載於附註1及11)及香港中華煤氣的股份權益。李家傑及李家誠為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

18 該等股份中，李兆基實益擁有7,799,220股，而其餘之111,636,090股股份中，(i)恒基發展全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii) 41,436,090股由恒基發展全資擁有之Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有。根據證券及期貨條例，李兆基被視為擁有恒基發展(列載於附註11)及香港小輪的股份權益。李家傑及李家誠為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19 該等股份由林高演實益擁有。

20 該等股份由馮李煥琼實益擁有。

21 該等股份由梁希文實益擁有。

22 該等股份中，恒基發展全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基被視為擁有恒基發展(列載於附註11)及美麗華酒店企業有限公司的股份權益。李家傑及李家誠為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23 該等股份由簡福飴之妻子擁有。

24 該等股份中，胡寶星實益擁有2,705,000股，而其餘之2,455,000股由其擁有50%之芳芬有限公司擁有。

25 Hopkins作為單位信託之受託人持有該等股份。

26 Hopkins作為單位信託之受託人持有該等股份。

之Prosglass Investment Limited擁有；55,000,000股恒基地產股份由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股恒基地產股份由World Crest Ltd.全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒基兆業全資擁有；(iv) 5,602,600股恒基地產股份由香港中華煤氣之全資附屬Superfun Enterprises Limited擁有，恒基發展持有香港中華煤氣37.62%，恒基地產持有恒基發展73.48%，而恒基兆業則持有恒基地產61.87%；及(v) 192,500股恒基地產股份由富生擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒基兆業及富生之全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。李家傑及李家誠為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。李寧為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等恒基地產股份的權益。

2 該等恒基地產股份由李達民實益擁有。

3 該等恒基地產股份由羅德丞實益擁有。

4 該等恒基地產股份由李王佩玲實益擁有。

5 該等恒基地產股份由簡福飴之妻子擁有。

6 該等恒基地產股份中，李鏡禹實益擁有42,900股恒基地產股份，而其餘之19,800股恒基地產股份由李鏡禹及其妻子各擁有50%之銀禧建業有限公司擁有。

7 該等恒基地產股份由馮李煥琼實益擁有。

8 該等恒基地產股份由梁昇實益擁有。

9 該等恒基地產股份由何永勳實益擁有。

10 該等恒基地產股份由胡家驃之妻子擁有。

11 該等恒基發展股份中，李兆基實益擁有34,779,936股恒基發展股份，而其餘之2,075,859,007股恒基發展股份中，(i)恒基地產全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、晤威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股恒基發展股份、602,168,418股恒基發展股份、363,328,900股恒基發展股份、217,250,000股恒基發展股份及84,642,341股恒基發展股份；及(ii)5,615,148股恒基發展股份由富生擁有。根據證券及期貨條例，李兆基被視為擁有恒基地產及富生(列載於附註1)及恒基發展的股份權益。李家傑及李家誠為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。李寧為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等恒基發展股份的權益。

12 該等恒基發展股份由李達民實益擁有。

13 該等恒基發展股份由羅德丞實益擁有。

公司名稱	董事姓名	附註	個人權益	所持恒基地產股份及恒基地產相聯法團之股份數目及權益性質 家族權益	公司權益	其他權益	所持恒基地產之已發行股本總數及百分比 總數	%
精威置業有限公司	梁希文	30	–	–	5,000	–	5,000	4.49
	胡寶星	31	–	–	3,250	–	3,250	2.92
威永投資有限公司	李家傑	32	–	–	5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	33	2,000	–	–	–	2,000	20.00
盈基發展有限公司	馮李煥琼	34	50	–	–	–	50	5.00
興輝置業有限公司	李家傑	35	–	–	4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	36	–	–	100	–	100	100.00
	李家傑	36	–	–	–	100	100	100.00
	李家誠	36	–	–	–	100	100	100.00
	李　寧	36	–	100	–	–	100	100.00
美福發展有限公司	李家傑	37	–	–	3,050*	3,050*	3,050	33.33
寶麟發展有限公司	李家傑	38	–	–	5	5	10	100.00
Pettystar Investment Limited	李兆基	39	–	–	3,240	–	3,240	80.00
	李家傑	39	–	–	–	3,240	3,240	80.00
	李家誠	39	–	–	–	3,240	3,240	80.00
	李　寧	39	–	3,240	–	–	3,240	80.00
Quickcentre Properties Limited	李家傑	40	–	–	1	1	2	100.00
兆誠國際有限公司	李家傑	41	–	–	25	75	100	100.00

* 敍述同一股份

附註：

1 該等恒基地產股份中，(i) 570,743,800股恒基地產股份由恒基兆業擁有；(ii) 7,962,100股恒基地產股份由恒基兆業之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股恒基地產股份由Cameron Enterprise Inc.擁有；222,045,300股恒基地產股份由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股恒基地產股份由Jayasia Investments Limited全資擁有

公司名稱	董事姓名	附註	個人權益	所持恒基地產股份及恒基地產相聯法團之股份數目及權益性質 家族權益	公司權益	其他權益	所持恒基地產之已發行股本總數及百分比 總數	%
恒基兆業	李兆基	25	–	–	8,190 (普通股A股)	–	8,190 (普通股A股)	100.00
	李兆基	26	–	–	3,510 (無投票權B股)	–	3,510 (無投票權B股)	100.00
	李兆基	27	35,000,000 (無投票權遞延股份)	–	15,000,000 (無投票權遞延股份)	–	50,000,000 (無投票權遞延股份)	100.00
	李家傑	25	–	–	–	8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	26	–	–	–	3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	27	–	–	–	15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	25	–	–	–	8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	26	–	–	–	3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	27	–	–	–	15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李　寧	25	–	8,190 (普通股A股)	–	–	8,190 (普通股A股)	100.00
	李　寧	26	–	3,510 (無投票權B股)	–	–	3,510 (無投票權B股)	100.00
	李　寧	27	–	15,000,000 (無投票權遞延股份)	–	–	15,000,000 (無投票權遞延股份)	30.00
Best Homes Limited	李兆基	28	–	–	26,000	–	26,000	100.00
	李家傑	28	–	–	–	26,000	26,000	100.00
	李家誠	28	–	–	–	26,000	26,000	100.00
	李　寧	28	–	26,000	–	–	26,000	100.00
中國投資集團有限公司	胡家驃	29	–	–	16,000	–	16,000	5.33

公司名稱	董事姓名	附註	個人權益	所持恒基地產股份及恒基地產相聯法團之股份數目及權益性質 家族權益	公司權益	其他權益	所持恒基地產之已發行股本總數及百分比 總數	%
恒基發展	李兆基	11	34,779,936	–	2,075,859,007	–	2,110,638,943	74.92
	李家傑	11	–	–	–	2,075,859,007	2,075,859,007	73.68
	李家誠	11	–	–	–	2,075,859,007	2,075,859,007	73.68
	李 寧	11	–	2,075,859,007	–	–	2,075,859,007	73.68
	李達民	12	6,666	–	–	–	6,666	0.00
	羅德丞	13	404,375	–	–	–	404,375	0.01
	李鏡禹	14	1,001,739	–	–	–	1,001,739	0.04
	梁 昇	15	150,000	–	–	–	150,000	0.01
	何永勳	16	1,100	–	–	–	1,100	0.00
香港中華煤氣	李兆基	17	3,226,174	–	2,157,017,776	–	2,160,243,950	39.21
	李家傑	17	–	–	–	2,157,017,776	2,157,017,776	39.16
	李家誠	17	–	–	–	2,157,017,776	2,157,017,776	39.16
	李 寧	17	–	2,157,017,776	–	–	2,157,017,776	39.16
香港小輪	李兆基	18	7,799,220	–	111,636,090	–	119,435,310	33.52
	李家傑	18	–	–	–	111,636,090	111,636,090	31.33
	李家誠	18	–	–	–	111,636,090	111,636,090	31.33
	李 寧	18	–	111,636,090	–	–	111,636,090	31.33
	林高演	19	150,000	–	–	–	150,000	0.04
	馮李煥琼	20	465,100	–	–	–	465,100	0.13
	梁希文	21	2,250	–	–	–	2,250	0.00
美麗華	李兆基	22	–	–	255,188,250	–	255,188,250	44.21
	李家傑	22	–	–	–	255,188,250	255,188,250	44.21
	李家誠	22	–	–	–	255,188,250	255,188,250	44.21
	李 寧	22	–	255,188,250	–	–	255,188,250	44.21
	簡福飴	23	–	20,000	–	–	20,000	0.00
	胡寶星	24	2,705,000	–	2,455,000	–	5,160,000	0.89

1. 責任聲明

本通函之資料乃遵照上市規則之規定而刊載，旨在提供有關恒基地產之資料。恒基地產董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所信，本通函並無遺漏其他事實，足以致使本通函所載之任何陳述有所誤導。

2. 權益披露

於最後實際可行日期，恒基地產董事及恒基地產之主要行政人員於恒基地產及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中，擁有(a)根據證券及期貨條例第XV部第7及第8分部而須知會恒基地產及聯交所之權益及短倉(包括根據證券及期貨條例彼等被假設或視為擁有之權益及短倉)；或(b)根據證券及期貨條例第352條，須載入該條所指之登記冊之權益及短倉；或(c)根據《上市公司董事進行證券交易的標準守則》之權益及短倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	所持恒基地產股份及恒基地產相聯法團之股份數目及權益性質 個人權益	家族權益	公司權益	其他權益	所持恒基地產之已發行股本總數及百分比 總數	%
恒基地產	李兆基	1	–	–	1,122,938,300	–	1,122,938,300	61.88
	李家傑	1	–	–	–	1,122,938,300	1,122,938,300	61.88
	李家誠	1	–	–	–	1,122,938,300	1,122,938,300	61.88
	李　寧	1	–	1,122,938,300	–	–	1,122,938,300	61.88
	李達民	2	498,000	–	–	–	498,000	0.03
	羅德丞	3	11,000	–	–	–	11,000	0.00
	李王佩玲	4	30,000	–	–	–	30,000	0.00
	簡福飴	5	–	24,000	–	–	24,000	0.00
	李鏡禹	6	42,900	–	19,800	–	62,700	0.00
	馮李煥琼	7	1,000,000	–	–	–	1,000,000	0.06
	梁　昇	8	85,600	–	–	–	85,600	0.00
	何永勳	9	100	–	–	–	100	0.00
	胡家驃	10	–	2,000	–	–	2,000	0.00

12. 其他資料

閣下務須留意本通函附錄一所載之一般資料，以及本通函附錄二所載之計劃文件。

此致

列位恒基地產股東　台照

代表董事局
主席兼總經理
李兆基博士
謹啟

二零零五年十二月二十二日

生而言，為一間與若干恒基地產董事有關之信託之受託人所控制之公司，故向由關連人士實益擁有的恒基發展股份持有人發行恒基地產股份作為註銷代價，根據上市規則將構成恒基地產之關連交易，須獲獨立股東批准。為了使彼等恒基發展股份持有人可透過獲發行新恒基地產股份以外之方式收取彼等之註銷代價，將進行恒基發展與恒基地產於二零零五年十一月二十四日聯合刊發之公佈所載的一項安排。根據該安排，恒基地產將促使恒基兆業(為最終控股公司，被視為擁有恒基地產之61.87%權益)向關連人士或彼等之代名人轉讓彼等根據該計劃而將有權享有之恒基地產股份數目，代價為恒基地產向恒基兆業支付金額相等於被轉讓之恒基地產股份之價值的款項。根據該建議，恒基兆業將根據該股份轉讓安排向關連人士或彼等之代名人轉讓最多合共約19,598,425股恒基地產股份。由於該等恒基地產股份之價值將根據恒基地產股份於緊接生效日期(即根據該計劃，向計劃股份持有人發行及轉讓恒基地產股份之日)前的交易日之收市價計算，恒基地產應付恒基兆業之款項，不能於最後實際可行日期釐定。倘若釐定了有關支付之款項，則將另行發表公佈。恒基地產將遵守上市規則中適用於任何此等關連交易之披露及其他規定。根據恒基地產股份於最後實際可行日期之收市價每股港幣36.95元計算，為數約港幣725,610,128元之款項，包括根據香港法例第117章印花稅條例，就是次轉讓而應付之印花稅約港幣1,448,324元，將由恒基地產按照該安排而支付予恒基兆業。恒基地產已表示，其擬從內部資源撥款支付有關款項。恒基地產之財務顧問CSFB信納恒基地產有足夠資源，根據股份轉讓安排而向恒基兆業支付款項。

由於恒基兆業(為恒基地產之主要股東，並於最後實際可行日期擁有恒基地產之全部已發行股本約61.87%)為恒基地產之關連人士，訂立股份轉讓安排將構成恒基地產之一項關連交易。根據股份轉讓安排項下之估計代價港幣725,610,128元，根據上市規則第14A章，適用於該交易之各百分比率乃少於2.5%。因此，恒基地產僅須就該交易，遵守上市規則第14A章有關呈報及公佈之規定，但毋須遵守經獨立股東批准之規定。

誠如於二零零五年十一月二十四日公佈，恒基兆業已向恒基地產表示，倘若該計劃生效，則擬動用其根據該股份轉讓安排向恒基地產收取之款項，於日後適當時機收購恒基地產股份。

本通函收錄有關股份轉讓安排之資料，乃供恒基地產股東參考。

969,200,000元，乃於緊隨該建議生效後，根據香港財務報告準則第3號「業務合併」於綜合損益賬中確認，則恒基地產集團於截至二零零五年六月三十日止年度之備考每股盈利將約為港幣6.08元。這相當於每股恒基地產股份之盈利增加1.67%。

(b) **有形資產淨值**

每股恒基地產股份之恒基地產有形資產淨值約為港幣36.29元。假設該建議於二零零五年六月三十日生效，且該建議項下之收購成本，乃參考每股價值港幣36.95元(即恒基地產股份於最後實際可行日期之收市價)之279,234,988股新恒基地產股份而計算出來，則於二零零五年六月三十日之每股恒基地產股份備考有形資產淨值將約為港幣36.84元。這相當於每股恒基地產股份之有形資產淨值增加1.52%。

(c) **淨負債與權益比率**

根據截至二零零五年六月三十日止年度之經審核財務報表，恒基地產集團之淨負債與權益比率約為19.74%。假設該建議於二零零五年六月三十日生效，且該建議項下之收購成本，乃參考每股價值港幣36.95元(即恒基地產股份於最後實際可行日期之收市價)之279,234,988股新恒基地產股份而計算出來，則恒基地產集團於二零零五年六月三十日之備考淨負債與權益比率將約為17.98%。這相當於恒基地產集團之淨負債與權益比率減少8.92%。

10. 有關恒基地產之資料

恒基地產為於香港註冊成立之有限公司，恒基地產股份自一九八一年起於聯交所及其前身上市。恒基地產為一家投資控股公司，其附屬公司之主要業務為物業發展及投資、項目管理、建築工程、物業管理、基建項目、酒店業務、百貨業務、財務及投資控股。

11. 上市規則之影響

(a) **須予披露交易**

該建議涉及(其中包括)註銷及撤銷計劃股份，而代價為恒基地產將按每持有2.5股計劃股份獲發1股恒基地產股份之比例，向計劃股份持有人配發、發行或轉讓恒基地產股份。由於該建議之各適用百分比率為5%或以上，但少於25%，故根據上市規則第14.06條，該建議構成恒基地產之一項須予披露交易。

(b) **關連交易**

根據上市規則，向屬於「關連人士」定義範圍內之人士發行股份將構成一項關連交易，並須經發行公司之股東批准。由於彼等為恒基地產董事或恒基地產董事之家族成員或就富

增發279,234,988股每股面值港幣2.00元之新恒基地產股份，恒基地產之總發行股本將由港幣3,629,160,000元增至港幣4,187,629,976元。因此，新配發之恒基地產股份之繳足股本將為港幣558,469,976元，惟未計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而予以發行之恒基地產股份。

恒基地產有權根據其在二零零四年十二月六日舉行之股東週年大會上授予恒基地產董事之一般性授權，發行新恒基地產股份。根據該計劃發行之新恒基地產股份將予發行及入賬時列作繳足，並與於發行當日之現有恒基地產股份享有同等權益。恒基地產將向聯交所提出申請，將根據該計劃而將予發行之新恒基地產股份上市及買賣。

8. 碎股交易安排

為了促使買賣根據該計劃發行或轉讓之恒基地產股份之碎股，恒基地產已委任DBS唯高達香港有限公司（地址為香港德輔道中68號萬宜大廈18-19樓），於由二零零六年三月六日星期一起至二零零六年六月六日星期二（包括首尾兩日）止期間內，就買賣有關恒基地產股份之碎股而提供配對服務。根據該計劃發行或轉讓之恒基地產股份碎股之持有人，如欲使用這設施，可於上述期間聯絡以下代理：

聯絡人	電話號碼
張健華先生 －營銷董事	2863 8892
何俊文先生 －營銷員	2820 4600

該計劃項下之恒基地產股份碎股持有人務須注意，恒基地產股份碎股之買賣配對並不獲擔保。有關恒基地產股東對於上述設施如有任何疑問，應諮詢彼等本身之專業顧問。

9. 該建議之財務影響

(a) 盈利

根據恒基地產集團於截至二零零五年六月三十日止年度之經審核財務報表，恒基地產股份之每股盈利約港幣5.98元。假設(i)該建議於二零零四年七月一日生效；(ii)該建議項下之收購成本，乃參考每股價值港幣36.95元(即恒基地產股份於最後實際可行日期之收市價)之279,234,988股新恒基地產股份而計算出來；及(iii)因收購而產生之負商譽約港幣

經參考於最後交易日及過往不同期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率而計算之註銷代價所代表之溢價如下：

		最後交易日	直至最後交易日止之過往期間				
			10個交易日	30個交易日	60個交易日	90個交易日	120個交易日
(A)	恒基地產股份之平均收市價(港幣)	34.40元	34.76元	36.37元	37.64元	37.95元	37.32元
(B)	恒基發展股份之平均收市價(港幣)	10.65元	10.74元	10.82元	10.93元	10.98元	10.93元
(C)	(C) = (A)/(B)(附註1)	3.23倍	3.24倍	3.36倍	3.45倍	3.45倍	3.41倍
(D)	溢價 = (C)/2.5 - 1(附註2)	29.2%	29.5%	34.5%	37.8%	38.2%	36.5%

附註：

1. 「(C)」乃指於指定日期或期間，恒基地產股份之平均收市價與恒基發展股份之平均收市價比率。

2. 「(D)」相當於註銷代價較恒基地產股份之平均收市價與恒基發展股份之平均收市價比率，於指定日期或期間所出現之溢價。

根據恒基地產股份於最後交易日之收市價港幣34.40元及於最後實際可行日期之收市價港幣36.95元計算，按註銷代價項下每持有2.5股計劃股份獲發1股恒基地產股份之比率，每股恒基發展股份分別約值港幣13.76元及港幣14.78元。恒基發展股份於最後交易日及最後實際可行日期之收市價分別為港幣10.65元及14.00港元。

上述每股恒基發展股份分別為港幣13.76元及港幣14.78元之價值，較恒基發展股份於二零零五年六月三十日之經審核綜合資產淨值每股約港幣8.11元分別溢價約69.67%及82.24%。

每股恒基地產股份之恒基地產經調整有形資產淨值及每股恒基發展股份之恒基發展經調整有形資產淨值分別為港幣57.34元及港幣16.42元。根據該等價值，按註銷代價項下每持有2.5股計劃股份可獲發1股恒基地產股份之比率計算，每股恒基發展股份約值港幣22.94元，較每股恒基發展股份之恒基發展經調整有形資產淨值港幣16.42元溢價約39.68%。

根據該建議，將向計劃股份之持有人(關連人士除外)配發及發行合共達279,234,988股每股面值港幣2.00元之新恒基地產股份，而合共約19,598,425股恒基地產股份則將由恒基兆業轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，藉着

於過去年度，恒基地產股份及恒基發展股份在聯交所之平均每日交易額分別約達港幣121,000,000元及港幣19,000,000元；

註銷代價乃產生自恒基發展股份約港幣13.76元之價值，此價值乃根據恒基地產股份於最後交易日之收市價每股港幣34.40元計算，並較於二零零二年恒基地產向恒基發展少數股東提出之全面收購建議項下涉及每股恒基發展股份港幣7.60元之現金收購建議大幅溢價約81.05%。鑑於上述各項，恒基地產董事相信，該建議之條款屬公平合理，且符合恒基地產股東之整體利益。

該計劃生效後，恒基發展將成為恒基地產之全資附屬公司。

6. 未來意向

除了下文所述外，恒基地產無意終止恒基發展集團之業務或對其作任何重要改動，包括不會於不久將來重新調配恒基發展集團之固定資產，並會繼續聘用恒基發展集團之僱員，惟於恒基發展集團之正常業務範圍內進行者除外。鑑於投資者對於近期在聯交所上市之領匯房地產投資信託基金之投資反應殷切，故恒基地產已獲多家財務機構接觸，提及有關透過首次公開發售房地產投資信託單位，將恒基地產集團之若干房地產資產(可能包括恒基發展集團之資產)撥售之建議。該等建議中所包括之資產，可能主要為恒基地產集團(不包括恒基發展集團)之資產，以及恒基發展集團之某些資產。恒基地產董事局或恒基發展董事局對於是否進行或何時進行有關建議等方面尚未有作出決定，惟各董事局將視乎市況而繼續考慮有關建議，並將於決定進行有關建議時，遵守一切適用之披露規定。

恒基地產無意出售或促使任何控股人士出售任何彼等於恒基發展之實益權益。恒基地產董事有意於執行該計劃時撤銷恒基發展股份在聯交所之上市地位，或於該計劃不獲批准或被撤銷或失效時，維持恒基發展股份在聯交所之上市地位。

7. 代價

該計劃亦規定，作為註銷及撤銷計劃股份之代價，於記錄時間名列股東名冊之計劃股份持有人將有權按下列基準收取註銷代價：

每持有2.5股計劃股份..1股恒基地產股份。

概無計劃股份持有人將有權享有恒基地產股份之零碎部分。

恒基地產保留權利，可完全地或就任何特定事件全面或局部豁免(f)、(g)、(h)及(i)項條件。在任何情況下不能豁免條件(a)至(e)。上述所有條件將須於二零零六年六月三十日或法院可能許可之較後日期或之前獲達成或豁免(倘適用)，否則該建議將告失效。

5. 該建議之背景及理由

恒基地產董事局認為，撤銷恒基發展之上市地位將為恒基地產集團帶來更精簡之企業架構，並將提高營運效率及加強管理層對旗下各項業務之問責。恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益亦將同時有所增加。現時，恒基地產之該間接權益乃透過持有恒基發展73.48%之股權持有，而恒基發展分別於香港中華煤氣、香港小輪及美麗華擁有37.62%、31.33%及44.21%之直接權益。因此，恒基地產於香港中華煤氣、香港小輪及美麗華之間接權益分別為27.64%、23.02%及32.49%。然而，於完成該建議後，恒基地產於恒基發展中擁有之權益將會增加至100%，因此，恒基地產分別於香港中華煤氣、香港小輪及美麗華之間接權益將會相等於恒基發展所持之37.62%、31.33%及44.21%直接權益。此外，預期恒基地產因該建議而擴大之股本基礎將鞏固及加強恒基地產作為香港主要上市公司及恒生指數成份股之地位，並將令恒基地產股份對機構投資者更具吸引力。恒基地產董事局注意到，配發及發行新恒基地產股份，將導致恒基地產現有股東之股權攤薄約13.34%，而恒基地產董事局認為該等股權攤薄就該建議而言屬可予接受。

在計算註銷代價時，恒基地產董事局已考慮以下因素：

根據恒基地產股份及恒基發展股份各自於最後交易日之每股收市價港幣34.40元及港幣10.65元，以及各自最後錄得之盈利每股恒基地產股份港幣5.98元及每股恒基發展股份港幣1.24元計算，恒基地產股份按5.75倍之較低市盈率買賣，而恒基發展股份則為8.59倍；

根據恒基地產股份及恒基發展股份各自於最後交易日之每股收市價港幣34.40元及港幣10.65元，以及截至二零零五年六月三十日止財政年度每股恒基地產股份之股息港幣1.00元及每股恒基發展股份之股息港幣0.28元計算，恒基地產股份乃按2.9%之較高股息率買賣，而恒基發展股份則按2.6%之股息率買賣；

恒基地產乃一間香港主要上市公司，市值約港幣62,422,000,000元，按恒生指數33隻成份股於最後交易日在聯交所各自之收市價計算之市值計排名十七，而恒基發展之市值僅約達港幣30,005,000,000元；

4. 該建議之條件

該建議須待下列條件獲達成或豁免(倘適用)後，方告生效，且對恒基發展及所有計劃股份持有人具有約束力：

(a) 該計劃獲得大多數獨立少數股東以投票表決方式(親身或委派代表出席及投票)於法院指令會議上以不少於由獨立少數股東於法院指令會議上親身或委派代表投票之該等恒基發展股份價值四分之三之票數批准，惟該計劃不會獲持有全體獨立少數股東持有之所有恒基發展股份價值10%以上之獨立少數股東於法院指令會議上反對通過；

(b) 於恒基發展股東大會上通過特別決議案，由親身或委派代表出席及投票之股東以不少於出席及投票之股東所投票數四分之三之票數批准該計劃(包括透過註銷計劃股份而削減恒基發展之法定及已發行股本)及使其生效；

(c) 該計劃(不論有否修訂)獲法院批准，並獲法院確認該計劃涉及之削減恒基發展股本；

(d) 法院命令之官式文本，連同載有公司條例第61條規定之詳情之會議記錄已由公司註冊處處長登記；

(e) 聯交所批准根據該建議將予發行之新恒基地產股份上市及買賣；

(f) 在香港或任何其他有關司法權區向有關當局取得或獲得該等有關當局授出(視情況而定)有關該建議之一切授權；

(g) 在各情況下直至及於該計劃生效期間，一切授權仍然具有全面效力及作用且並無修改，並符合所有有關司法權區之一切所需法定或規管性質之責任，且任何有關當局並無施加關於該建議(或與該建議有關之任何事宜、文件(包括通函)或事項)之有關法例、規則、規定或守則所無訂明之規定(或附加於已訂明規定以外之規定)；

(h) 已經取得恒基發展之現有合約性責任可能須取得之一切同意；及

(i) 倘需要，恒基地產根據適用法例及條例為實踐該建議之必需或權宜行動，向任何第三者取得所需之該等其他所需同意、批准、授權、許可、寬免或豁免。

於最後實際可行日期，共有2,817,327,395股已發行恒基發展股份，而少數股東於747,083,536股恒基發展股份中擁有權益，相當於恒基發展已發行股本約26.52%。

恒基地產

下表載有恒基地產於最後實際可行日期及緊隨該建議完成後之股權結構：

	於最後實際可行日期		於該建議完成後	
恒基地產股東	恒基地產股份數目	%	恒基地產股份數目	%
恒基兆業及其全資附屬公司	1,117,143,200	61.56	1,097,544,775 *(附註)*	52.42
李兆基	—	—	13,911,974	0.66
富生	192,500	0.01	2,438,559	0.12
中華煤氣	5,602,600	0.31	5,602,600	0.27
其他現有恒基地產股東	691,641,700	38.12	691,641,700	33.03
獨立少數股東	—	—	276,027,788	13.18
除外人士（不包括李兆基及富生）	—	—	6,647,592	0.32
合共	1,814,580,000	100.00	2,093,814,988	100.00

附註： 由於恒基兆業將根據該計劃向計劃股份（由關連人士實益擁有）持有人轉讓恒基地產股份，因此，恒基兆業及其全資附屬公司所持有之恒基地產股份數目，將於該建議完成後減少19,598,425股。

實行該建議將不會導致恒基地產之控制權有任何變動。

於最後實際可行日期，恒基地產之法定股本為港幣5,200,000,000元，分為2,600,000,000股每股面值港幣2.00元之恒基地產股份。於最後實際可行日期，除恒基地產可換股票據外，恒基地產概無任何已發行之購股權、認股權證或可換股證券，且本金總額達港幣5,561,300,000元之恒基地產可換股票據已經贖回，尚餘本金總額達港幣188,700,000元之恒基地產可換股票據，且並無任何恒基地產可換股票據已轉換為恒基地產股份。

除外人士包括合共實益擁有57,014,064股恒基發展股份（佔恒基發展已發行股本之約2.03%）之不同個別人士及公司。個別人士均為恒基地產董事或彼等之家族成員。就公司而言，富生為一間與若干恒基地產董事有關之信託之受託人所控制之公司。Tako Assets及Thommen均為香港小輪（由恒基發展擁有31.33%權益）之全資附屬公司，而恒基發展則為恒基地產之附屬公司。因此，Tako Assets及Thommen均受到恒基地產之一間附屬公司之一間聯營公司香港小輪所控制。其餘屬公司性質之除外人士均為CSFB集團之兩家成員公司。基於與恒基地產（作為該建議項下之收購人）之所有該等關係，儘管彼等實益擁有之恒基發展股份構成計劃股份之一部分，但根據收購守則，除外人士均被視為與恒基地產一致行動之人士，故不得於法院指令會議上投票。

下表載有恒基發展於最後實際可行日期及緊隨該建議完成後之股權結構：

	於最後實際可行日期		於該建議完成後 *（附註1）*	
恒基發展股東	**恒基發展股份數目**	**%**	**恒基發展股份數目**	**%**
控股人士	2,070,243,859	73.48	2,817,327,395	100.00
除外人士	57,014,064	2.03	–	–
獨立少數股東	690,069,472	24.49 *（附註2）*	–	–
合共	2,817,327,395	100.00	2,817,327,395	100.00

附註：

1. 根據該計劃，計劃股份將被註銷。是次註銷後，恒基發展之法定股本，將藉增發與已註銷計劃股份相同數目之恒基發展股份而增加至其之前之數額。恒基發展因是次股本削減而產生之賬面進賬額，將用以按面值繳足所增發之747,083,536股新恒基發展股份。該等新恒基發展股份將入賬列為繳足股份，並發行予恒基地產或按其可能發出之指示發行。

2. 儘管獨立少數股東於最後實際可行日期僅合共持有恒基發展已發行股本之24.49%權益，惟由於某些除外人士（包括馮振華、林高禹、李兆麟、Tako Assets、Thommen及CSFB集團之兩家成員公司）雖全部被視為與恒基地產一致行動之人士，但並非被視為就上市規則第8.24條而言之恒基地產之「關連人士」。因此，根據上市規則，該等除外人士被視為公眾人士，故此就上市規則而言有足夠之公眾持股量。

於該計劃生效及撤銷恒基發展股份於聯交所之上市地位後，恒基發展將成為恒基地產之間接全資附屬公司。

2. 有關恒基發展集團之資料

恒基發展為一家於香港註冊成立之有限公司，恒基發展股份自一九七二年九月起已在聯交所及其前身上市。恒基發展為一家投資控股公司，其附屬公司之主要業務為於香港從事物業發展及投資、投資控股、基建項目、百貨業務、酒店業務、保安服務及資訊科技發展。

恒基發展集團截至二零零四年及二零零五年六月三十日止兩個財政年度各年之經審核綜合業績概列如下：

	截至六月三十日止年度	
	二零零五年	二零零四年
	港幣千元	港幣千元 (經重列)
營業額	1,294,420	1,255,773
經營溢利	1,471,572	889,196
除税前日常業務之溢利	4,261,565	2,654,099
除税後但未計少數股東權益前之日常業務溢利	3,570,831	2,224,027
每股恒基發展股份之除税後但未計少數股東權益前之日常業務溢利	港幣1.27元	港幣0.79元
恒基發展股東應佔溢利	3,505,160	2,129,869
每股恒基發展股份盈利	港幣1.24元	港幣0.76元

於二零零五年六月三十日，恒基發展有形資產淨值約為港幣21,699,000,000元(相當於每股恒基發展股份港幣7.70元)。恒基發展經調整有形資產淨值則約為港幣46,268,000,000元(相當於每股恒基發展股份港幣16.42元)。

有關恒基發展集團之其他資料， 閣下務須留意本通函附錄二所載計劃文件第75至82頁之説明函件內「有關恒基發展集團之資料」一節。

3. 該建議對恒基發展及恒基地產之股權結構之影響

恒基發展

控股人士全部均為恒基地產之間接全資附屬公司。鑑於彼等實益擁有合共2,070,243,859股恒基發展股份，佔恒基發展已發行股本之73.48%，故根據收購守則，控股人士均被視為與恒基地產一致行動之人士。因此，控股人士實益擁有之恒基發展股份，將不會構成計劃股份之一部分。

有化。該建議將導致恒基發展成為恒基地產之全資附屬公司。於該計劃生效後，恒基發展股份於聯交所之上市地位將會撤銷。

根據該建議，將註銷計劃股份。有關註銷計劃股份之代價，計劃股份持有人將有權按下列基準收取註銷代價：

每持有2.5股計劃股份.. 1股恒基地產股份。

概無計劃股份持有人將有權享有恒基地產股份之零碎部分。

恒基地產及恒基發展於二零零五年十二月十二日聯合公佈，經考慮已發表意見之少數股東之建議，以及為了使原於二零零五年十一月九日所公佈之註銷代價更加吸引少數股東，恒基地產決定將註銷代價由每持有2.6股計劃股份可獲發1股恒基地產股份，上調至每持有2.5股計劃股份可獲發1股恒基地產股份，增幅為4%。恒基地產已表示，其不會再增加註銷代價。繼二零零五年十二月十二日之公佈後，恒基地產將不獲許增加註銷代價，惟在收購守則第18.3條規定之非常特殊情況者除外。恒基地產及恒基發展保留權利，在收購守則所有適用條文範疇下修訂該建議之其他條款。

於最後實際可行日期，恒基地產透過控股人士仍實益擁有合共2,070,243,859股恒基發展股份，相當於恒基發展已發行股本約73.48%。由於所有控股人士為恒基地產之間接全資附屬公司，故該等恒基發展股份不會構成計劃股份之一部分，因此恒基地產或控股人士或彼等之代名人概不會有權收取註銷代價。

根據該建議，將向計劃股份之持有人(關連人士除外)配發及發行合共達279,234,988股新恒基地產股份，而合共約19,598,425股恒基地產股份則將由恒基兆業根據恒基地產與恒基發展於二零零五年十一月二十四日及二零零五年十二月十二日聯合公佈之股份轉讓安排，轉讓予關連人士或彼等之代名人。發行之279,234,988股新恒基地產股份，相當於恒基地產已發行股本約15.39%，或於該建議完成後恒基地產之經擴大已發行股本約13.34%，但不計及因尚未行使之恒基地產可換股票據之任何持有人行使換股權而發行之恒基地產股份。

本通函旨在向　閣下提供有關該建議之其他資料。根據上市規則，該建議構成恒基地產之須予披露交易。誠如公佈及恒基地產與恒基發展於二零零五年十二月十四日聯合刊發之公佈所述，恒基地產已向聯交所申請延遲寄發本通函之時間，以致本通函及計劃文件(整份計劃文件副本已收錄於本通函附錄二，作參考之用)可於同一日寄出。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：0012)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
葉盈枝
歐肇基
何永勳
孫國林
李鏡禹
馮李煥琼
梁昇
劉壬泉
李寧
郭炳濠

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

非執行董事：
羅德丞 *(副主席)*
胡寶星
梁希文
李王佩玲
李達民
簡福飴
梁雲生 *(羅德丞之替代董事)*
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

敬啟者：

恒基兆業地產有限公司
根據公司條例第166條透過協議安排
將恒基兆業發展有限公司私有化之建議

1. 緒言

於二零零五年十一月八日，恒基地產(控制恒基發展之已發行股本約73.48%權益)要求恒基發展董事局根據公司條例第166條，向少數股東提出有關透過協議安排，將恒基發展私

「記錄時間」	指	緊接生效日期前之交易日，香港時間下午五時正
「股東名冊」	指	恒基發展存置之股東名冊
「該計劃」	指	恒基發展與計劃股份持有人根據公司條例第166條而訂立之協議安排，包括其任何修訂或增訂或由法院批准或施加之條件
「計劃文件」	指	將寄發予少數股東，日期為二零零五年十二月二十二日並載於本通函附錄二之綜合文件，當中載有(其中包括)該計劃詳情、公司條例第166A條規定之說明函件、法院指令會議通告，以及股東特別大會通告
「計劃股份」	指	於記錄時間已發行之恒基發展股份，(不包括控股人士實益擁有之恒基發展股份)
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會頒佈之公司收購及合併守則
「Tako Assets」	指	Tako Assets Limited，一間在英屬處女群島註冊成立之有限公司
「Thommen」	指	Thommen Limited，一間在香港註冊成立之有限公司
「交易日」	指	聯交所進行證券買賣業務之營業日
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

「恒基地產有形資產淨值」	指	恒基地產集團於二零零五年六月三十日之綜合有形資產淨值，其乃根據恒基地產集團在截至二零零五年六月三十日止年度之經審核財務報表編製
「恒基地產股份」	指	恒基地產股本中每股面值港幣2.00元之普通股
「恒基地產股東」	指	恒基地產股份持有人
「持有人」	指	股份之登記持有人，包括透過轉讓而有權登記為有關持有人之人士及聯名持有人
「香港」	指	中國香港特別行政區
「香港中華煤氣」	指	香港中華煤氣有限公司，一間在香港註冊成立之有限公司，其股份在聯交所主板上市
「香港小輪」	指	香港小輪(集團)有限公司，一間在香港註冊成立之有限公司， 其股份在聯交所主板上市
「獨立少數股東」	指	少數股東(不包括除外人士實益擁有之恒基發展股份之持有人)
「最後交易日」	指	二零零五年十一月四日，即緊接暫停買賣恒基發展及恒基地產證券，以待刊發公佈前之交易日
「最後實際可行日期」	指	二零零五年十二月十九日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「少數股東」	指	恒基發展股東(不包括控股人士實益擁有之恒基發展股份之持有人)
「美麗華」	指	美麗華酒店企業有限公司，一間在香港註冊成立之有限公司， 其股份於聯交所主板上市
「中國」	指	中華人民共和國
「該建議」	指	由恒基地產透過該計劃，將恒基發展私有化之建議

「股東特別大會」	指	恒基發展為批准及執行該計劃而召開之股東特別大會
「富生」	指	富生有限公司，一間在香港註冊成立之有限公司
「恒基兆業」	指	恒基兆業有限公司，一間於香港註冊成立之有限公司
「恒基發展」	指	恒基兆業發展有限公司，一間於香港註冊成立之有限公司，恒基發展股份在聯交所主板上市
「恒基發展經調整有形資產淨值」	指	恒基發展集團之備考經調整綜合有形資產淨值，載於計劃文件附錄一第6節
「恒基發展董事局」	指	恒基發展之董事局
「恒基發展集團」	指	恒基發展及其附屬公司
「恒基發展有形資產淨值」	指	恒基發展集團於二零零五年六月三十日之綜合有形資產淨值，其乃根據恒基發展集團在截至二零零五年六月三十日止年度之經審核財務報表編製
「恒基發展股份」	指	恒基發展股本中每股面值港幣0.20元之普通股
「恒基發展股東」	指	恒基發展股份持有人
「恒基地產」	指	恒基兆業地產有限公司，一間於香港註冊成立之有限公司，恒基地產股份在聯交所主板上市，而第二上市市場則為東京證券交易所
「恒基地產經調整有形資產淨值」	指	恒基地產集團之備考經調整綜合有形資產淨值，載於計劃文件附錄二第6節
「恒基地產董事局」	指	恒基地產之董事局
「恒基地產可換股票據」	指	Henson International Finance Limited於二零零四年二月九日發行並由恒基地產擔保之二零零六年到期之1.00%可換股擔保票據
「恒基地產董事」	指	恒基地產之一名或多名董事
「恒基地產集團」	指	恒基地產及其附屬公司

本通函內，除文義另有所指外，下列詞語具有下列涵義：

「公佈」	指	恒基發展與恒基地產於二零零五年十一月九日聯合發表有關（其中包括）該建議之公佈
「授權」	指	與該建議有關之一切必要之授權、登記、存案、裁決、同意、准許及批准
「註銷代價」	指	該建議之註銷代價，為每持有2.5股計劃股份獲發1股恒基地產股份
「公司條例」	指	香港法例第32章公司條例
「條件」	指	該建議受規限之條件或任何一項條件，詳情載於本通函第10及11頁
「控股人士」	指	敏勝置業有限公司、登銘置業有限公司、Gainwise Investment Limited、踞威置業有限公司及賓勝置業有限公司
「關連人士」	指	不包括Tako Assets、Thommen、Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International之除外人士
「法院」	指	香港特別行政區高等法院原訟法庭
「法院指令會議」	指	將按法院指令，就批准該計劃而召開之少數股東會議
「CSFB」	指	Credit Suisse First Boston (Hong Kong) Limited，就該建議而言，為恒基地產之財務顧問。CSFB被視為根據證券及期貨條例持牌可從事第1類受規管活動（證券交易）、第4類受規管活動（就證券提供意見）及第6類受規管活動（就機構融資提供意見）
「CSFB集團」	指	CSFB以及控制CSFB之實體、由CSFB控制之實體或與CSFB受到同樣控制之實體
「生效日期」	指	該計劃（如獲批准）之生效日期，預期為二零零六年二月二十二日
「除外人士」	指	李兆基、富生、何永勳、李鏡禹、李達民、梁昇、羅德丞、馮振華、林高禹、李兆麟、Tako Assets、Thommen、Credit Suisse First Boston (Europe) Limited及Credit Suisse First Boston International

目　錄

頁次

此乃要件　請即處理

閣下對本通函任何方面如有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**恒基兆業地產有限公司**股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函僅供參考，並不構成收購、購買或認購證券之邀請或要約。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
（於香港註冊成立之有限公司）
（股份代號：0012）

須予披露交易

根據公司條例第166條透過協議安排將恒基兆業發展有限公司私有化之建議

恒基兆業地產有限公司之財務顧問

CREDIT SUISSE | FIRST BOSTON

二零零五年十二月二十二日